Form 20-F
period 2002-12-31
LAFARGE
filed 2003-04-25
CIK 913785

As filed with the Securities and Exchange Commission on April 25, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934

 or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2002

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

LAFARGE
(Exact name of Registrant as specified in its charter)

N/A	France
(Translation of Registrant's	(Jurisdiction of incorporation
name into English)	or organization)

61, rue des Belles Feuilles, 75116 Paris, France
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class:	on which registered:

American Depositary Shares, each representing one-fourth of an ordinary share, par value 4 euros per share.	The New York Stock Exchange

Ordinary Shares, par value 4 euros per share *

*	listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2002
Ordinary Shares	132,880,433

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes                No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17                Item 18

TABLE OF CONTENTS

PART I

*	Omitted because not applicable.

Back to Contents

PRESENTATION OF INFORMATION

      In this document, references to “United States,” the U.S., US or U.S.A. are to the United States of America, references to the “E.U.” are to the European Union and references to “tonnes” are to metric tonnes (1,000 kilograms or 2,204 pounds).

      For the convenience of the reader, this registration statement presents certain translations into U.S. dollars (“US$”) of amounts in euros at the December 31, 2002 Noon Buying Rate of 1 euro = U.S.$ 1.0485. As of April 15, 2003 the Noon Buying Rate was 1 euro = US$ 1.0801

      Various amounts and percentages set out in this document have been rounded and accordingly may not total.

      For a summary of differences between accounting principles we have adopted and U.S. generally accepted accounting principles (“U.S. GAAP”), see Note 31 to our consolidated financial statements included elsewhere in this registration statement.

      This registration statement contains certain forward-looking statements regarding prices and demand for the Group's products, the Group's financial results, the Group's plans for divestitures and geographic expansion and certain other matters. More generally, when used in this report, the words “aim(s),” “expect(s),” “intend(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Specifically, statements herein regarding our future strategy, plans, products and process developments, facility expansion and improvements, synergies, acquisitions, partnerships and general business prospects are subject to uncertainty arising from numerous factors outside of our control, including market conditions, raw material prices, currency fluctuations, customer demand, the actions of competitors and regulators, technological developments and other factors. The forward-looking statements contained in this document speak only as of the date of this annual report and we do not intend, except as required by law, to update any forward-looking statements set forth in this registration statement to reflect new information or subsequent events or circumstances.

ENFORCEABILITY OF CIVIL LIABILITIES

      We are organized as a société anonyme under the laws of France. Almost all of our directors and officers, as well as certain of the experts named in this registration statement, are non-U.S. residents, and a substantial portion of our assets and the assets of our directors and officers and these experts are and will be located outside the United States. As a result, you may not be able to effect service of process within the United States upon these persons or to enforce, in U.S. courts, against these persons judgments of U.S. courts predicated upon any civil liability provisions of the U.S. federal or state securities laws. In addition, you may not be able to enforce certain civil liabilities predicated upon U.S. federal or state securities laws in France against us, our directors and officers, and the persons named in this prospectus. If an original action is brought in France, predicated solely upon the U.S. federal securities laws, French courts may not have the requisite jurisdiction to grant the remedies sought and that actions for enforcement in France of judgments of U.S. courts, rendered against French persons referred to in the second sentence of this paragraph, would require such persons to waive their right under Article 15 of the French Civil Code to be sued in France only. We believe that none of these persons has waived this right with respect to actions predicated solely upon U.S. federal securities laws. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions.

Back to Contents

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

Back to Contents

ITEM 3.  KEY INFORMATION

Selected Financial Data

      You should read the following selected consolidated financial data together with the section entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements.

      The table below sets forth summary selected consolidated financial data at and for each of the five years ended December 31, 2002, 2001, 2000, 1999 and 1998. The financial information presented in this summary is derived from our consolidated financial statements, which have been audited by Deloitte Touche Tohmatsu. The audited consolidated financial statements at December 31, 2002, 2001 and 2000 appear in Item 18 of this report.

      The consolidated financial statements and the notes thereto have been prepared in accordance with French GAAP, which differs from U.S. GAAP in certain significant respects. For a discussion of significant differences between U.S. GAAP and French GAAP as they relate to our consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders' equity, please refer to Notes 31 through 34 to our consolidated financial statements.

      As of January 1, 2002, the share of net income of equity affiliates determined in accordance with equity method consolidation principles is shown in the group consolidated statement of income on a specific line “share of net income of equity affiliates”. Prior to the adoption of this presentation, the Company’s share of net income of equity affiliates was presented in the following line-items: “Operating income on ordinary activities”, “Gains on disposals, net”, “Other income (expenses), net”, “Financial expenses, net” and “Income tax”. The presentation of the consolidated statements of income for 1998, 1999, 2000 and 2001 has been revised for comparative purposes in the table below.

      Beginning January 1, 2002, the historical cost of cement plant assets have been reclassified into specific cost categories based upon their distinct characteristics. Each cost category represents cement plant components with specific useful lives. This new definition was based on a detailed technical study performed by the Company. Prior to January 1, 2002, cement plant assets had been depreciated over their estimated useful lives, using a broader definition of cost classification. The new system of classifying costs has been applied prospectively as of January 1, 2002. On average, for a new cement plant, this change in estimate has resulted in increasing the depreciable useful life from 20 years to 28 years, which more closely reflects actual experience with modern cement plants.

      Lafarge’s consolidated financial statements for 1998 were originally prepared in FRF and have been restated into euros at the rate of 1 euro = FRF 6.55957. These restated consolidated financial statements depict the same trends as the consolidated financial statements prepared using the French franc. The consolidated financial statements for 1998 will not be comparable to the financial statements of other companies that report in euro and have restated prior periods from currencies other than the French franc. Amounts in US$ presented in the table below have been translated solely for the convenience of the reader using the Noon Buying Rate on December 31, 2002 at the rate of 1 euro = U.S.$ 1.0485.

Back to Contents

	Year ended December 31

	2002		2001 (a)	2000 (a)	1999 (a)	1998 (a)

	(in millions, except per share and share data)
	US$	euro	euro	euro	euro	euro
STATEMENTS OF INCOME
French GAAP
Sales	15,318	14,610	13,698	12,216	10,528	9,802
Operating income on ordinary activities	2,235	2,132	1,934	1,804	1,544	1,341
Operating income	1,911	1,823	2,056	1,833	1,618	1,365
Income before share of net income of equity affiliates, amortization of goodwill and minority interests	895	854	1,144	1,009	930	774
Share of net income of equity affiliates	35	33	18	50	51	35
Amortization of goodwill	(166)	(158)	(142)	(120)	(108)	(107)
Minority interests	(286)	(273)	(270)	(213)	(259)	(236)
Net income	478	456	750	726	614	466
Earnings per share — basic	3.69	3.52	5.97	6.78	6.19	4.93
Earnings per share — diluted	3.66	3.49	5.85	6.69	6.12	—
US GAAP
Sales	14,056	13,406	12,434	10,857	9,462	—
Operating income	1,657	1,580	1,403	1,312	1,082	—
Net income	457	436	702	482	400	—
Earnings per share — basic	3.52	3.36	5.57	4.43	3.90	—
Earnings per share — diluted	3.50	3.34	5.47	4.36	3.86	—
BALANCE SHEETS
French GAAP
Long term assets	22,195	21,168	23,562	15,454	13,270	11,670
Current assets	5,736	5,471	6,340	5,443	4,966	4,288
Total assets	27,931	26,639	29,902	20,897	18,236	15,958
Shareholders' equity	7,320	6,981	7,882	6,043	5,851	4,689
Long term liabilities	16,210	15,461	16,380	11,397	8,738	8,554
Current liabilities	4,400	4,197	5,640	3,457	3,647	2,715
Total shareholders' equity and liabilities	27,931	26,639	29,902	20,897	18,236	15,958
US GAAP
Current assets	5,416	5,165	5,878	4,735	4,527	—
Long term assets	22,620	21,574	23,824	15,742	12,957	—
Total assets	28,036	26,739	29,702	20,477	17,484	—
Current liabilities	4,051	3,864	5,345	3,370	3,306	—
Long term liabilities	15,251	14,545	14,345	9,474	7,608	—
Minority Interests	2,030	1,936	2,201	1,324	1,228
Shareholders' equity	6,704	6,394	7,811	6,309	5,342	—
Total liabilities and shareholders' equity	28,036	26,739	29,702	20,477	17,484	—
STATEMENTS OF CASH FLOWS
French GAAP
Net cash provided by operating activities	1,878	1,791	1,842	1,484	1,278	1,257
Net cash used in investing activities	(812)	(774)	(4,679)	(2,417)	(1,602)	(2,069)
Net cash (used in) provided by financing activities	(971)	(926)	2,310	1,602	331	986
Increase (decrease) in cash and cash equivalents	95	91	(527)	669	7	174
STATEMENTS OF CASH FLOWS
US GAAP
Net cash provided by operating activities	1,630	1,555	1,602	1,155	1,113	—
Net cash used in investing activities	(514)	(490)	(3,927)	(2,698)	(974)	—
Net cash (used in) provided by financing activities	(999)	(953)	2,372	1,517	(171)	—
Net effect of foreign currency translation on cash and cash equivalents	(178)	(170)	(6)	10	79	—
(Decrease) increase in cash and cash equivalents	(61)	(58)	41	(16)	47	—

(a)	Revised, where applicable, for the change in presentation of equity affiliates

Back to Contents

      The following table indicates the dividend amount per share we paid for the years 2001, 2000, 1999 and 1998. The table also discloses the dividend amount per share for 2002 proposed by our board of directors for approval at the annual general meeting of shareholders to be held on May 20, 2003. The table shows dividend amounts in euros, together with their US$ equivalents translated for convenience at the December 31, 2002 Noon Buying Rate of 1 euro = U.S.$ 1.0485, for each of the years indicated. Shareholders who are U.S. residents should be aware that they will be subject to French withholding tax on dividends received. See “Item 10. Additional Information — Taxation.” Dividends paid on fully paid-up shares that have been held by the same shareholders in registered form for at least two years are increased by 10% over dividends paid on other shares. The number of shares eligible to such increased dividend that can be held by one shareholder is limited to 0.5% of all outstanding shares, at the end of the fiscal year for which the dividend is paid. See “Item 10. Additional Information — Dividends.”

	2002*		2001		2000		1999		1998

	euros	US$	euros	US$	euros	US$	euros	US$	euros	US$

Total Dividend Payment (in millions)	306	321	297	311	273	286	215	225	183	192
Base Dividend per Share	2.30	2.41	2.30	2.41	2.20	2.31	2.05	2.15	1.83	1.92
Tax Credit on Base Dividend per Share	1.15	1.21	1.15	1.21	1.10	1.15	1.03	1.08	0.92	0.96
Increased Dividend per Share	2.53	2.65	2.53	2.65	2.42	2.54	2.26	2.37	2.01	2.11
Tax Credit on Increased Dividend Per Share	1.27	1.33	1.27	1.33	1.21	1.27	1.13	1.18	1.01	1.06

* Proposed dividend.

See also “Item 8: Financial Information — Dividend Policy.”

Exchange Rate Information

      We have published our financial statements in euros since 1999. The euro is the single European currency of the European Monetary Union (“EMU”). The EMU was established under the provisions of the Treaty on European Union signed at Maastricht in early 1992. On May 3, 1998, European governments and central banks announced that the following 11 Member States would participate in the last stage of EMU: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. On January 1, 2001, Greece became a member of the EMU. The last stage of EMU, with fixed exchange rates between national currencies and the European Currency Unit and the introduction of the euro for certain purposes, began on January 1, 1999, at which time the exchange rate between the FRF and the euro was established at FRF 6.55957 to 1.00 euro (or 0.1524 euro to FRF 1.00). Since January 1, 2002, euro banknotes and coins have been in circulation within the countries of the EMU. Outstanding obligations denominated in national currencies are required to be converted at the legal rates established on January 1, 1999 (unless specific contracts provide for an alternative conversion rate).

      The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in US$ per 1.00 euro. Such rates are provided solely for the convenience of the reader and are not necessarily the rates we used in the preparation of our consolidated financial statements included elsewhere in this registration statement. Noon buying rates for the euros for periods prior to January 1, 1999 have been calculated by applying the fixed exchange rate of FRF 6.55957 per 1.00 euro to the Noon Buying Rate for FRF. January 15, 1999 was the last day that the Federal Reserve Bank of New York published Noon Buying Rates for the FRF. No representation is made that the euro could have been, or could be, converted into US$ at the rates indicated below or at any other rate. As of April 15, 2003 the Noon Buying Rate was 1.00 euro = US$ 1.0801.

Back to Contents

	US$ per 1.00 euro				FRF per US$ 1.00

	Year/Month/ Period Closing Rate	Average Rate (1)	High	Low	Year/ Month/ Period Closing Rate	Average Rate (1)	High	Low

1998 (2)	1.17	1.11	1.22	1.06	5.59	5.90	6.21	5.39
1999 (3)	1.01	1.06	1.18	1.00	—	—	—	—
2000 (3)	0.94	0.92	1.03	0.83	—	—	—	—
2001 (3)	0.89	0.89	0.95	0.84	—	—	—	—
2002 (3)	1.05	0.95	1.05	0.86	—	—	—	—
2002 (October) (3)	0.99	0.98	0.99	0.97	—	—	—	—
2002 (November) (3)	0.99	1.00	1.01	0.99	—	—	—	—
2002(December) (3)	1.05	1.02	1.05	0.99	—	—	—	—
2003(January) (3)	1.07	1.06	1.09	1.04	—	—	—	—
2003(February) (3)	1.08	1.08	1.09	1.07	—	—	—	—
2003(March) (3)	1.09	1.08	1.11	1.05	—	—	—	—

(1)	In the case of a year or partial year, the average of the Noon Buying Rates on the last business day of each month during such year or partial year; in the case of a month or partial month, the average of the Noon Buying Rates on the business days occurring during such month or partial month.
(2)	Noon buying rates for the euros for periods prior to January 1, 1999 have been calculated by applying the fixed exchange rate of FRF 6.55957 per 1.00 euro to the Noon Buying Rate for FRF.
(3)	January 15, 1999 was the last day that the Federal Reserve Bank of New York published Noon Buying Rates for the FRF.

Risk Factors

Our results are dependent on the level of activity in the construction sector. The construction sector tends to be cyclical.

      In each of our operating divisions our business activity is dependent on the level of activity in the construction sector in each of the geographic markets in which we operate. The construction industry in a given geographic market tends to be cyclical, especially in mature economies, and dependent on the level of residential and commercial construction and the level of infrastructure spending. The construction industry is sensitive to factors such as interest rates and a downturn in economic activity in a particular economy may lead to a recession in the construction industry. In addition, the level of construction activity can fall even if the economy in general is growing. While we believe that our geographical diversification is the best way to ensure stability of returns, our results of operations and profitability could be adversely affected by a downturn in construction activity on a global scale or in a significant market in which we operate.

Demand for our products is seasonal because climatic conditions affect the level of activity in the construction sector. Abnormal climatic conditions can adversely affect our results.

      Adverse climatic conditions, such as cold weather, snow and heavy or sustained rainfall generally affect the level of construction activity and results in a reduction in demand for our products. Thus, demand for our cement, aggregate and concrete and roofing products is seasonal (and in North America for gypsum) and tends to be lower in the winter months in temperate countries and in the rainy season in tropical countries. We usually experience a reduction in sales during the first quarter reflecting the effect of the winter season in our principal markets in Western Europe and North America and an increase in sales in the second and third quarters reflecting the effect of the summer season.

      If these adverse climatic conditions present unusual intensity, occur at abnormal periods or last longer than usual in major geographic markets, especially during peak construction periods, this could have a material adverse effect on our results of operations and profitability.

We operate in a competitive market, which could adversely affect our results of operations and profitability.

      The competitive environment in which we operate can be significantly affected by regional factors, such as the number of competitors and production capacity in the regional market, the proximity of natural resources to the regional market and economic conditions and product demand in the regional market.

Back to Contents

In addition, the pricing policies of competitors and the entry of new competitors into the regional markets in which we operate can have an adverse effect on demand for our products and on our results of operations and profitability.

Our growth strategy exposes us to risks in emerging markets.

      We classify all countries outside of our Western Europe and North America geographic sectors, with the exception of Japan, Australia and New Zealand, as emerging markets. In 2002, we generated approximately 28.1% of our revenues in emerging markets. The emerging markets in which we operate, in order of revenues generated in 2002, include Malaysia, Nigeria, Poland, Brazil, South Korea, Chile, India, South Africa, the Philippines, Turkey, Jordan, Morocco, Romania, Venezuela, Cameroon, Kenya, China, Indonesia, the Czech Republic, Honduras, Egypt, Uganda, Russia, Serbia, Sri Lanka, Mexico, Zambia, Mauritius, Slovenia, Hungary, Ukraine, Tanzania, Malawi, Thailand and Bangladesh. We believe that growth in the construction sector in emerging markets will substantially exceed growth in developed countries and we have steadily increased our presence in emerging economies and we expect to continue to generate an increasing portion of our revenues in emerging markets.

      Our expansion in emerging markets exposes us to risks which we do not face in North America or Western Europe. In many of these markets, the legal system is less certain than the systems in North America and Western Europe and in purchasing companies we can become exposed to risks with regard to the enforceability of our acquisition contracts and the presence of liabilities, such as liens and mortgages, which are not recorded in the public records. In addition, in some countries, particularly in the former USSR and its former satellite countries, the establishment of accounts compatible with generally accepted accounting practices in developed countries may take time.

      Once we have established ourselves in emerging markets we face additional risks. Emerging markets are more likely to suffer from high volatility in GDP and interest rates which may negatively affect the level of construction activity and our results of operations in a given market. Emerging markets may also suffer from factors such as high inflation, unstable exchange rates and interest rates which may negatively affect the financial results of our operating subsidiaries in a given market as reported in euros. Instability in an emerging market can lead to restrictions on currency movements which may adversely affect our emerging market operating subsidiaries' ability to pay dividends and restrictions on imports of raw materials and machinery which may adversely affect our emerging market operating subsidiaries' ongoing maintenance and capital expenditure programs.

      Recent examples of problems in the past few years include the political, economic and financial crisis in Venezuela,high volatility in GDP in many emerging Asian countries such as Indonesia and the Philippines, extremely high inflation rates in Turkey and unstable exchange rates with respect to the Brazilian real and Turkish lira. Other risks presented by emerging markets include civil disturbances, nationalization and expropriation of private assets, the imposition of taxes or other payments by foreign governments or agencies and other adverse actions or restrictions imposed by foreign governments.

      Any one of these developments in an emerging market in which we have a significant presence could result in lower profits and/or a loss in value of our assets. This could lead to a reduction in dividends and also adversely affect our stock price. There can be no assurance that our financial condition and results of operations will not also be materially adversely affected in other ways through our exposure to emerging markets.

      Our acquisition strategy may be unsuccessful due to an inability to identify suitable acquisition targets and to integrate acquired companies into our business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

      We plan to continue making selective acquisitions to strengthen and develop our existing activities. The successful implementation of our acquisition strategy depends on a range of factors, including our ability to:

•	identify appropriate opportunities;
•	complete acquisitions at an appropriate cost; and
•	achieve an acceptable rate of return from our acquisitions, including past acquisitions.

Back to Contents

      There may also be substantial challenges or delays in integrating and adding value to the businesses we acquire. In addition, the costs of integration, which are not presently capable of being estimated, could be material and the projected synergies resulting from such acquisitions may not be realized. Material costs or delays in connection with the integration of the operations that we acquire or the inability to realize synergies from those acquisitions could have a material adverse effect on our business, financial condition and results of operations.

Our share price may react negatively to future acquisitions and investments.

      As part of our business strategy, we intend to continue to acquire or make strategic investments in additional companies to complement and expand our activities and accelerate our growth. Announcements concerning potential acquisitions and investments could be made at any time. We may pay for part of these acquisitions and investments with our shares. These acquisitions and investments, if they occur, may have a dilutive effect for existing shareholders and, whether they are paid for in cash or shares, may cause our share price to fall.

We do not have a controlling interest in certain of the businesses in which we have invested and in the future we may invest in businesses in which we will not have a controlling interest. In addition, we are subject to restrictions due to minority interests in certain of our consolidated subsidiaries.

      In certain of our operations, we have a significant but not controlling interest. Under the governing documents for certain of these partnerships and corporations, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions may require the consent of our partners or may be approved without our consent. These limitations could make it difficult for us to pursue corporate objectives in the future.

      We conduct our business through subsidiaries. In some cases, minority shareholders hold significant interests in our subsidiaries. Various disadvantages may result from the participation of minority shareholders whose interests may not always coincide with ours. The presence of minority interests may, among other things, impede our ability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

Changes in exchange rates could have a material adverse effect on our financial condition and results of operations.

      In the year ended December 31, 2002, approximately 68% of our revenues were earned in currencies other than the euro and a significant portion of our revenues were denominated in US$. In addition, 68% of our assets are located outside the European states participating to the European Monetary Union.

      Since our results are reported in euros, exchange rate movements may affect our reported profits, assets, equity and indebtedness. This effect may be positive or negative depending on the nature of the actual exchange rate movement and the nature of any currency hedging instruments that we have put in place. Fluctuations in exchange rates could have a material adverse effect on our financial condition and results of operations.

Increases in our leverage and level of indebtedness could have a material adverse effect on our operating and financial flexibility.

      We have entered into a number of debt agreements, which we have used to finance the ongoing planned capital expenditures of our activities and for our acquisition strategy, including in connection with the acquisition of Blue Circle Industries plc (“Blue Circle”) (see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”). At December 31, 2002 we had, on a consolidated basis, debt of 10, 216 million euros (net of our cash and cash equivalents), total equity (defined as the sum of shareholders equity, minority interests and other equity) of 9,270 million euros and net cash provided by operating activities of 1,791 million euros for the year ended December 31, 2002. Interest expense on our debt for the year ended December 31, 2002 amounted to about 571 million euros (excluding 40 million euros of capitalized interest for construction projects), of which 523 million euros were related to long term debt, and represented approximately 32% of our net cash provided by operating activities during the year.

Back to Contents

      Although our total indebtedness has decreased as at December 31, 2002 compared to December 31, 2001, we confirm our intention to further improve our financial flexibility. However to the extent our total indebtedness materially increases, the possible negative consequences would include:

•	Higher debt-service costs that adversely affect our results of operations;
•	Allocations of increasing amounts of cash flow for debt service;
•	Increased difficulty in obtaining future financing at satisfactory conditions;
•	Reduction of any credit ratings issued by rating agencies in respect of our debt;
•	Higher exposure to interest and exchange rate fluctuations;
•	Restrictions on our capital resources and/or operations imposed by lenders; and
•	Reduced flexibility to take advantage of, or pursue, other business opportunities.

      In the past some of our debt agreements have contained and in the future they may contain financial, operating and other obligations that limit our operating and financial flexibility. Our ability to comply with these obligations depends on the future performance of our businesses. There can be no assurances that the obligations under our debt agreements will not materially adversely affect our ability to finance our future operations, or that they will not prevent us from engaging in other business activities that may be in our best interest.

      As at December 31, 2002, no significant financing contract contains covenants which might have a material impact on the Group financial situation.

Our ability to pay dividends and repay debt depends on our ability to transfer income and dividends from our subsidiaries.

      Lafarge SA is a holding company with no significant assets other than the shares of our wholly-owned and non-wholly-owned subsidiaries. In addition, we have a certain number of our subsidiaries located in countries that we consider a risk for repatriation of dividends either because they currently have in place, or because they had in place in the recent past, regulations restricting or limiting the payment of dividends outside the country. These subsidiaries represented less than 5% of our revenues in 2002. The ability of our subsidiaries to pay dividends and make other transfers to us may also be limited by the subsidiaries' existing debt agreements, if any, and various regulatory, contractual, legal and tax constraints in the countries in which they operate. If as a result of these restrictions we are unable to ensure the continued transfer of dividends and other income to us from these subsidiaries, this will impair our ability to pay dividends and make debt payments.

Increases in energy and fuel costs could have a material adverse effect on our results of operations and profitability.

      Energy is a significant cost factor in most of our operations. We protect ourselves to a certain extent, against the risk of energy price inflation through the ability of many of our cement plants to switch fuel sources, the use of alternative fuels, such as sump oil or tire recycling, in some of our cement plants and through the use of long-term supply contracts for certain of our energy needs. For example, from time to time we contract for electricity and gas using forward contracts. Despite these measures, increases or significant fluctuations in energy and fuel costs could have a material adverse effect on our results of operations and profitability. See subsection of Item 4 entitled, “Information on the Company—Cement—General Information Regarding Our Products, Industry and Markets—What Are the Costs of Manufacturing Cement?” and Item 11 entitled, “Quantitative and Qualitative Disclosures about Market Risk."

We are dependent on third-party suppliers for some raw materials used in our manufacturing processes and changes in the quantity or conditions for obtaining these raw materials could increase our costs, which may adversely affect our financial performance.

      Although we maintain our own reserves of limestone, gypsum, aggregates and other materials used in our manufacturing operations, we have increasingly turned to synthetic alternatives generated as byproducts of other industrial processes such as synthetic gypsum and slag and fly ash which we obtain from third-party suppliers.

Back to Contents

We generally secure our supply of these materials through long-term contracts most of which are renewable, however, in certain cases legal constraints require us to contract over shorter periods. Should our existing suppliers cease operations or stop producing these byproducts, we may be obliged to secure these materials at higher costs, which could adversely affect our profitability.

We face substantial market competition in the United States for our gypsum products, which may adversely affect our results in this market.

      We estimate that North America, led by the United States, accounts for approximately half of the world's demand for gypsum wallboard products. Excluding the Wilmington plant idled in November 2002, we currently have five operational gypsum wallboard plants in North America. The U.S. gypsum wallboard industry is highly competitive and is currently experiencing overcapacity. Historically the industry has experienced significant price volatility. We believe our strategy of building low cost plants using synthetic gypsum will place us in a strong position once the industry recovers . However, in the short-term we may continue to experience losses in our North American gypsum operations due to low price levels, lower market volumes and higher energy costs.

Changes in government policy or legislation, notably regarding zoning and the environment, could have a material adverse effect on our business, financial condition and results of operations.

      Our performance is affected significantly by national and/or local government policy and legislation in the regions and territories in which we have operations.

      Many products manufactured by our operating units are subject to government regulation in various jurisdictions regarding their production and sale and our operating units are subject to extensive regulation by national and local agencies concerning such matters as zoning and environmental compliance. In addition, numerous governmental permits and approvals are required for our operations. We believe that our operating units are currently operating in substantial compliance with, or under approved variances from, various national and local regulations in all applicable jurisdictions. In the past, our subsidiaries have made significant capital and maintenance expenditures to comply with zoning, water, air and solid and hazardous waste regulations and may be required to do so in the future.

      In addition, national governments' policies with regard to the development of public infrastructure and housing have a significant effect on demand for our products and, as a result, our profitability. Delays in the implementation of infrastructure and housing projects, due to budgetary constraints or problems with implementation of projects, could have a material adverse effect on our business, financial condition and results of operations.

      Changes in governmental regulations could increase our operating costs and could have a material adverse effect on our business, financial condition and results of operations.

Because we are a French company subject to French law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States and you may not be able to enforce or may have difficulty enforcing rights predicated on U.S. Federal or state securities laws.

      The corporate affairs of Lafarge SA are governed by our by-laws (statuts) and by the laws governing corporations incorporated in France. Your rights as a shareholder and the responsibilities of members of our board of directors are governed by French law and are not the same as such rights and responsibilities in a corporation incorporated in the United States. Therefore, you may have more difficulty in protecting your interests in the face of actions by our management, members of our board of directors or our controlling shareholders than you would have if we were incorporated in the United States. In addition, since almost all of our directors and officers and a substantial portion of our assets are located outside the United States, it may be difficult for you to effect service upon us within the United States, or to enforce, in U.S. or in foreign courts, certain civil liabilities predicated upon U.S. Federal or state securities laws. For more information, see section entitled “Enforceability of Civil Liabilities” above.

Back to Contents

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/euro exchange rate.

      The ADSs trade in U.S. dollars. As the principal trading market for the shares underlying the ADSs is the Premier Marché of Euronext Paris, where the shares trade in euro, the value of the ADSs will likely fluctuate as the U.S. dollar/euro exchange rate fluctuates. If the value of the euro decreases against the U.S. dollar, the price at which our ADSs trade will decrease. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of dividends received by holders of ADSs. See “—Exchange Rate Information”, above. If the value of the euro decreases against the U.S. dollar, the value of the U.S. dollar equivalent of any dividend will decrease comparatively.

You may not be able to exercise preemptive rights for shares underlying your ADSs.

      Under French law, shareholders have preemptive rights (“droits préférentiels de souscription”) to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their preemptive rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the Premier Marché. U.S. holders of ADSs may not be able to exercise preemptive rights for the shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of ADSs of the preemptive rights associated with the shares underlying their ADSs, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights cannot be exercised by an ADS holder, JPMorgan Chase Bank, as Depositary, will, if possible, sell such holder's preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders' interest in us will be diluted and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preemptive rights.

Holders of ADSs may be subject to additional risks related to holding ADSs rather than shares.

      Because holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

•	In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the depositary cannot convert a foreign currency into dollars, the ADS holder may lose some or all of the value of the distribution. There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

•	There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

•	ADS holders may not receive copies of all reports from us or the depositary. You may have to go to the depositary's offices to inspect any reports issued.

•	We and the depositary may amend or terminate the deposit agreement without ADS holders' consent in a manner that could prejudice ADS holders.

Back to Contents

Government regulation and legal uncertainties could add additional costs to doing business on the Internet and adversely affect our e-commerce ventures.

      The application of existing laws to the Internet and Internet-related applications and services is being clarified and refined in France, the European Union, the United States and a number of other jurisdictions. New legislative and regulatory proposals applicable to the Internet are under consideration, including in the areas of data protection and privacy, content liability, e-commerce, encryption and electronic signatures. Depending on the scope and timing of these developments, it is possible that they could have a material adverse effect on our plans to establish e-commerce ventures.

      If third parties were able to penetrate the network security of any future e-commerce ventures or otherwise misappropriate our users’ personal information, we could be subject to liability. These could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for violation of privacy rights and data protection rights. These claims could result in litigation.

      We must comply with applicable data protection legislation, including a European Union directive, which limits our ability to collect and use personal information relating to users of any future e-commerce and our other web sites. Increased awareness on the part of the public of privacy issues and changes to legislation with which we may have to comply could both limit our ability to use such personal information for the benefit of our business and more generally hinder public acceptance of the Internet as a marketplace.

Back to Contents

ITEM 4. INFORMATION ON THE COMPANY

Overview

      We believe, based on our experience in this industry, we are the world leader in construction materials and one of France's largest corporations in terms of sales. In the financial year 2002, under French GAAP, we achieved sales of 14,610 million euros and operating income on ordinary activities of 2,132 million euros and net income of 456 million euros, and at year end had total assets amounting to 26,639 million euros. We currently employ approximately 77,000 people in 75 countries. Our expertise in efficient industrial production, conservation of natural resources and respect for both society and the environment has been implemented around the world.

      Our operations are currently organized into four divisions, each of which holds a leading position in its respective market: Cement, Aggregates & Concrete, Roofing and Gypsum. We believe, based on our experience in this industry, that we are the largest cement producer worldwide, with annual sales of 6.9 billion euros and industrial operations in 42 countries. We believe, based on our experience in this industry, we are the world's second largest producer of aggregates and ready mix concrete. In 2002 our Aggregates & Concrete division achieved annual sales of 4.8 billion euros. We believe, based on our experience in this industry, our Roofing division is the world's leading producer of concrete and clay roofing tiles with annual sales in 2002 of 1.5 billion euros. We believe, based on our experience in this industry, our Gypsum division is the third largest manufacturer worldwide with annual sales of 1.1 billion euros in 2002.

      We instituted our current operating structure in 1999, granting each of our divisions responsibility for strategy and performance management in its area of business, in the context of our strategic guidelines. The division-based organization allows greater decentralization and initiative, while maintaining overall coherence with respect to innovation, policy and product standards.

      Our shares have been traded on the Paris stock exchange since 1923 and are a component of the French CAC-40 market index. On April 15, 2003 our market capitalization was 7.9 billion euros, representing approximately 1.3% of the market capitalization of the CAC-40 index, according to Euronext Paris SA.

Corporate Information and History and Development of the Company

      We are a French limited liability company (société anonyme) governed by articles L.225-1 to L.225-270 of the French commercial code. Our commercial name is “Lafarge.” We were incorporated in 1884 under the name “J et A Pavin de Lafarge.” Currently, our by-laws state that the duration of our Company is until December 31, 2066, and may be amended to extend our corporate life. Our registered office is located at 61 rue des Belles Feuilles, 75116 Paris, France. We are registered under the number “542 105 572 RCS Paris” with the registrar of the Paris Commercial Court (Tribunal de Commerce de Paris).

      We originated in the first half of the nineteenth century in France as a lime exploitation enterprise founded by Auguste Pavin de Lafarge. We have been operating internationally since the 1860s, when we supplied lime for the building of the Suez Canal. By the eve of the First World War, we had grown to become France's largest lime producer. From lime production, we expanded early into the production of cement and gradually grew in size in France through internal expansion and strategic acquisitions, primarily of small cement producers to become France's largest cement producer. Our international profile was raised in the 1950s when we expanded into North America, first through a new plant in Richmond, British Columbia, and then by the acquisition of a Canadian company, and when we commenced operations in Brazil. As a result of our acquisition in 1981 of General Portland Inc., we became one of the largest cement manufacturers in North America. Today, our North American operations are conducted through our 53.9% owned subsidiary Lafarge North America, a New York Stock Exchange listed company. During the 1970s and 1980s, we concentrated on expanding in Europe to take advantage of the construction of a single market with more than 300 million inhabitants. We first turned to Germany, raising our stake in Portland Zementwerk at Wössingen. Through the purchase of the Swiss company, Cementia, in 1989, we acquired interests in Asland (Spain), Perlmooser (Austria) and Bamburi (Kenya). We then turned to Eastern Europe, signing an agreement with Karsdorfer Zement, the largest cement producer in the new East German states, before German reunification had even been invoked and investing in Cizkovicka Cementarna, a cement manufacturer in the Czech Republic. We then expanded into Poland, Romania and the Commonwealth of Independent States.

Back to Contents

We have since made a number of acquisitions in emerging countries with high growth potential, such as the Philippines, India, South Korea, Egypt, Jordan, South Africa and Honduras, and in 2002 44.5% of our cement sales came from emerging markets. We classify all countries outside of our Western Europe and North America geographic sectors, with the exception of Japan, Australia and New Zealand, as emerging markets.

      At the same time as expanding our cement operations internationally we have broadened our other longstanding product lines, aggregates (sand, gravel, calcareous and igneous materials), concrete and gypsum. The development of the Aggregates & Concrete business progressed significantly in 1997 with the acquisition of Redland plc (“Redland”) for 1.8 billion British Pounds (which amounted to 2.7 billion euros at the then current French franc exchange rate). Our Aggregates & Concrete business expanded in France and North America and resulted in our first major position in building materials in the UK. Furthermore this acquisition brought us the core business that now forms the Roofing division, with its leadership position in roofing products, particularly in Europe. At the end of 1999 we took the additional step of acquiring the minority interests in Lafarge Roofing (then Lafarge Braas) for 5.7 million shares and a cash payment of 81 million euros. Recently this activity has expanded into emerging markets. We first entered the gypsum business in the 1930s through powdered plaster. Our principal product in gypsum is now wallboard and we have expanded our operations into the North American market and also into emerging countries such as Eastern Europe and Asia.

      In 2000, we agreed to sell to three investment funds a majority interest in all the businesses in our former Specialty Products division, with the exception of the Road Marking Business, the European operations of which were sold to the Burelle group in November 2000, and the Lime Business, of which the largest part is a 40% equity interest in Carmeuse North America. We have retained 33.36% of the capital of the new company, called Materis, which was formed to include our former operations in admixtures, aluminates, mortars, paints and refractories. The disposition allowed us to concentrate on our core businesses while our continuing equity stake allows us to participate in any future value enhancement generated by the new structure. The transaction was completed on January 22, 2001.

      In 2001 we acquired Blue Circle Industries plc, the sixth largest cement manufacturer in the world, and became the world’s largest cement manufacturer when we completed a recommended tender offer for the 77.4% of the shares of Blue Circle that we did not already own at a price of 495 pence per share in cash. We had previously acquired, in 2000, 22.6% of the shares of Blue Circle. The total cost of the acquisition of Blue Circle amounted to 5,322 million euros excluding debt. For a more detailed explanation of our investment in Blue Circle and our allocation of the purchase price, please see Note 11 (c) to our consolidated financial statements.

      Certain subsidiaries of Blue Circle were subject to change of control provisions which obligated us to buy back the shares of minority shareholders. The total cost of the acquisition of these minority interests amounted to 147 million euros. See the section entitled “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Disclosures about Contractual Obligations and Contingent Commitments” and Note 27 to our consolidated financial statements for a further discussion of our obligations under change of control and other buy-sell agreements.

      We consolidated Blue Circle from July 11, 2001. The financing of the acquisition of Blue Circle was realized through a combination of new equity and additional debt. For a discussion of our current debt financing please see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”. The acquisition of Blue Circle expanded the presence of our Cement division into the United Kingdom, Greece, Chile, Nigeria and Malaysia and added to the division's existing presence in North America, Africa and the Philippines. In addition the former Blue Circle operations brought to our Aggregates & Concrete division significant operations in Georgia and Alabama in North America as well as operations in Greece, Malaysia, Singapore and Chile.

      Our acquisitions amounted to 429 million euros in 2002 and involved our expansion in the Balkans with the acquisition of Beocinska Fabrika Cementa in Serbia and Cementarna Trbovlje in Slovenia. We also increased our position in South Korea, taking a minority stake in Tong Yang Cement through our 39.9% owned subsidiary Lafarge Halla Cement. In addition, we spent 704 million euros on the ongoing upgrading and modernization of our existing industrial plants , and 380 million euros on new production facilities in North America, Poland , Morocco and China. Divestments of non-strategic operations yielded 725 million euros.

Back to Contents

Management of Blue Circle Assets in North America

      We have entered into an agreement with Lafarge North America Inc. our majority owned North American subsidiary with respect to Blue Circle's assets in North America. The agreement’s initial term expired on December 31, 2002 , renewable for one-year periods thereafter. It was renewed until December 31, 2003. The agreement provides that Lafarge North America will manage the Blue Circle assets for a fixed annual management fee plus incentives for improving operating results. Lafarge North America is also entitled to be reimbursed for the costs incurred on behalf of the Blue Circle operations in North America. In 2002, Lafarge North America charged U.S.$ 12.0 million (approximately 12.7 million euros) in management fees and U.S.$ 178.8 million (approximately 189.2 million euros) in cost reimbursement pursuant to the management agreement. In accordance with the terms of the agreement, Lafarge North America paid U.S.$2.5 million (approximately 2.6 million euros) to Blue Circle North America as compensation for actions taken to optimize the profitability of the combined assets.During the period covered by the agreement, the Blue Circle assets remain our property. We have, however, granted Lafarge North America an option to purchase the Blue Circle assets anytime between July 1, 2002 and December 31, 2004 at a fixed call price of $1.4 billion, subject to certain adjustments, for items such as capital expenditures and divestments, at the time of the exercise.

The assets of Blue Circle covered under the management agreement include:
•	Five cement manufacturing plants with a combined capacity of 5.6 million tonnes of cement;
•	Eleven cement terminals;
•	A slag grinding plant outside Baltimore, Maryland;
•	Thirteen aggregate-producing pits and quarries in Georgia and Alabama;
•	61 ready-mixed concrete plants; and
•	10 concrete block plants in Georgia.

Recent Developments

      Cement – South Korea. In March 2002 we formed a joint-venture between our 39.9% owned subsidiary Lafarge Halla Cement and Tong Yang Major Corporation, a Korean-based cement company. Under the terms of the joint-venture, Lafarge Halla Cement indirectly owns 24% of the equity of a new company called Tong Yang Cement. Tong Yang Major Corporation holds 75% of the equity and has transferred its existing cement business, a single plant with a cement production capacity of 11 million tonnes per year as well as related indebtedness limited to USD 710 million, to the new company. Our share of the investment in Tong Yang Cement in 2002 amounted to 48 million euros.

      Cement – Serbia. In April 2002, we completed the acquisition of a 69.4% interest in the Beocinska Fabrika Cementa cement plant in Serbia for 60 million euros as part of the new Serbian government’s privatization policy. With a total annual production capacity of 1.5 million tonnes, Beocinska Fabrika Cementa is the market leader in Serbia-Montenegro. The plant is located on the Danube close to Novi Sad and Belgrade. Subsequent to the acquisition, we sold 49.98% of our interest in 2002. Our indirect ownership interest as at December 31, 2002 was 34.72%.

      Cement – Slovenia. In April 2002, our wholly-owned Austrian subsidiary, Lafarge Perlmooser, completed a tender offer for the Slovenian cement company Cementarna Trbovlje, which was followed in November 2002 by the acquisition of an additional stake in the capital of this company, bringing its ownership to 99.8% of the capital, compared to its previous stake of 22.9% as of December 31, 2001. The total cost of those acquisitions in 2002 amounted to 40 million euros. Cementarna Trbovlje is the second largest cement producer on the Slovenian market, with an annual production capacity of 520 000 tonnes. The plant is located close to the two major cities of the country (Ljubljana and Maribor) and close to Austria.

      Cement – Cementia Holding AG. Between May and December 2002, we acquired the residual 2.95% interest in the shares of our subsidiary Cementia Holding AG, a Swiss publicly-traded company, under respectively an offer to exchange shares and a minority interest buyout process authorized under the Swiss law.

Back to Contents

We issued 453,838 new shares, with a fair value of 49 millions euros for all the outstanding shares. As a consequence, we owned 100% of Cementia Holding AG’ shares as of December, 31 2002.

      Cement – South Africa. In November 2002, we sold the 33% interest held by our wholly-owned subsidiary Lafarge South Africa in Natal Portland Cement (“NPC”) to Cimentos de Portugal SGPS, SA (“Cimpor”) for approximately 32 million euros. NPC operates mainly in the Kwazulu Natal region (Eastern part of the country) in cement products. It has a main facility located near Durban.

      Cement – Brazil. In April 2002, we announced the sale of cement assets to Cimpor for 67 million euros. Located in the Bahia state, these assets consist of the Brumado grinding plant, representing a total annual capacity of 0.6 million tonnes, and its distribution network of three cement terminals.

      Cement – Spain. In November 2002, we announced the conclusion of an agreement for the sale of cement assets to Cimpor for 225 million euros. Located in Southern Spain, these assets consist of two cement plants at Cordoba and Niebla, representing a total annual capacity of 0.8 million tonnes of clinker and 1.4 million tonnes of cement, a grinding plant at Huelva (which we had acquired in September 2001), with an annual capacity of 0.6 million tonnes of cement, and a terminal in Seville, Spain.

      Cement – Malaysia. In December 2002, through our 61% owned subsidiary Malayan Cement Berhad (MCB), we acquired the remaining 23% in Kedah Cement not already owned by MCB, for approximately 61 million euros. Kedah Cement is a company based in Malaysia and engaged in the production of cement.

      Aggregates & Concrete – North America. In May 2002, our subsidiary Lafarge North America sold the assets of its concrete paving stones and wall product businesses for approximately 40 million euros plus working capital. The assets sold include three manufacturing plants in Markham and Milton, Ontario and Wixom, Michigan.

      Gypsum – United States. In January 2002, Lafarge North America acquired Continental Gypsum. Based in Newark, New Jersey, Continental Gypsum is an independent drywall manufacturer with annual capacity of more than 28 million square meters. The purchase price for the Continental Gypsum plant and other assets was approximately 30 million euros. Continental Gypsum strengthens our presence in the Northeast of the United States and complements our existing position in the New York City area, which we believe, based on our experience in this industry, to be the single largest metropolitan drywall market in the world.

      Gypsum – Eastern and Central Europe. In October 2002, we announced we had agreed to acquire the wallboard businesses of Gyproc in Germany and Poland from the British building materials company BPB. The acquisition was completed in 2003.

      Others– Sale of properties in Paris. In 2002, we divested properties in France for a total amount of 112 million euros, including our headquarters located in Paris which we now lease.

      Employee Share Ownership – Lafarge en action 2002. On April 15, 2002 we launched the Lafarge en action 2002 employee stock ownership program reserved for our eligible employees outside the United States and Canada and certain other countries. As a result of Lafarge en action 2002 our employees subscribed for 708,718 shares at a price of 81.84 euros per share. In accordance with applicable French laws, except in certain specific circumstances, employees who subscribed for shares in the program will be required to hold them for at least five years. In addition through Lafarge en action 2002 eligible employees were granted share subscription options to subscribe for 437,373 shares at an exercise price of 108.18. The options may be exercised from the fifth anniversary of the date they were granted and will expire on the tenth anniversary. We provided a subsidy to each of our eligible employees for the purchase of up to ten shares under the program. For further information please see the section entitled “Item 6. Directors, Senior Management And Employees – Employee Share Ownership – Employee Reserved Share Offerings.”

Back to Contents

Our organizational structure

      For details of our principal subsidiaries, including their full legal name and country of incorporation, see Note 34 to our consolidated financial statements.

Our strengths

      We have focused our business on construction materials, the area we know best. We believe we have established a reputation for excellence in each of our divisions by providing our customers with quality construction materials, backed by superior technical support. We have made a long-term commitment in each of our divisions to environmentally friendly solutions which we believe gives us a competitive advantage in an increasingly regulated world.

      In each of our four divisions, we have strived to create a global presence. We believe that because demand in our markets is closely related to the business cycle, particularly of the construction sector, geographical diversification is the best way to ensure stability of returns. We believe that growth in the construction sector in emerging markets will substantially exceed growth in developed countries in North America and Western Europe and we have steadily increased our presence in emerging economies. In cement we already achieve almost half of our sales in emerging markets and our Gypsum and Roofing divisions achieved 20.5% and 14.8% of their respective sales in emerging markets. However, we have been selective in our expansion in emerging markets and, for example, in our Aggregates & Concrete division we have restricted our expansion to geographic areas where, as a global company with a commitment to the environment and fair labor standards, we can still be competitive.

      We believe that our final customer, the construction industry, will continue to be a highly fragmented business with significant variations between local markets. Through our divisional and geographic structure, we have centralized the monitoring of performance while delegating decision making to our local business units. We have incentivized the pay of our local managers for over twenty years and we aim to tie their remuneration to their efficient use of the funds provided by our shareholders. Our key managers have had part of their performance-related pay tied to economic value added since January 1, 2000. We have also introduced group-wide programs in areas such as purchasing where we believe significant synergies can be obtained between our local operations.

      We believe that innovation is a key to the success of our business and through our Central Laboratory in l’Isle d’Abeau, and our other technical centers worldwide, we have focused on developing new products for our divisions which range from new concretes such as our Agilia® and Ductal® lines, which offer superior technical performance, to innovations such as our Big Tile and Passe Partout roofing panel lines in our Roofing division which are easier and quicker to install providing our customers with significant cost savings.

Our strategy

      Our strategy is to be a global leader with worldwide market strength in each of our four businesses, through emphasizing performance and cost efficiency, and by combining organic growth and external development. We believe that this is the best way to maximize value for our shareholders.

Emphasizing performance and cost efficiency

      We aim at excellence in performance through:

•	continuous improvement in purchasing and reduction of production costs;
•	adaptation of our management practices and assets to local market conditions;
•	focus on practical research and development which is systematically transformed into new products and processes;
•	reinforcement of our relationships with our customers through a renewed focus on marketing and developing e-business solutions and internet based customer assistance; and
•	involvement of our employees at all levels of the organization.

Back to Contents

Combining organic growth and external development

      The markets for many of our products in the developed countries of Western Europe and North America are mature, while in emerging markets we are in a growth industry, even in such basic products as cement. In developed countries, certain building materials are still experiencing substantial growth rates through product substitution, such as wallboard in Europe. Hence, our strategy for organic growth is to emphasize both emerging countries and product diversification.

      In addition to organic growth, we have been able to implement a steady program of acquisitions which have brought us additional growth. We have focused our external development on countries where we already have a significant presence and on expanding into new geographic markets, particularly in Asia. However, the globalization and increasing consolidation of our industry have occasionally presented us with the opportunity to make major acquisitions. We have funded these acquisitions through issuing new equity and taking on temporarily higher levels of debt. This was the case in late December 1997 with the acquisition of Redland (aggregates, lime, tiles), and again in 2001 with our acquisition of Blue Circle (cement, aggregates).

      Our immediate aim is to return by the end of 2003 to the financial ratios we had at the end of 2000, prior to the acquisition of Blue Circle. To achieve this we intend to take a more selective approach to our investment decisions and follow a strategy of selective divestments.

Back to Contents

Cement

      With sales of approximately 6.9 billion euros, our Cement division contributed 47.6% of our sales in 2002 and 75.3% of our operating income on ordinary activities. The Cement division's after tax return on capital employed in 2002 was 8.4%. At December 31, 2002, we had 37,521 employees in the Cement division.

      On the basis of tonnes of cement capacity in 2002, our cement business is ranked by the International Cement Review’s Global Cement Report (fifth edition, completed in January 2003) (“Global Cement Report”) as the world’s largest producer of cement. At the end of 2002, the companies we consolidated (global and proportionate) operated 115 cement plants, 22 clinker grinding plants and 5 slag grinding stations in 42 countries. If all the companies in which we have an equity participation are included (with the exception of Cimpor) our cement operations consisted of 127 cement plants, 26 clinker grinding plants and 6 slag grinding stations in 47 countries.

      In 2002, the companies we consolidated (global and proportionate) had sales volumes of 105.7 million tonnes of cement. Taking into account 100% of the sales volumes of the companies we consolidate proportionally and the sales volumes of our equity affiliates total volumes sold would have been 114.1 million tonnes.

      We operate throughout the world. We believe that because cement demand is closely related to the business cycle and the level of infrastructure spending, particularly of the construction sector, geographical diversification is the best way to ensure stability of returns.

      Our goals for the coming years in cement are to further enhance our operating performance in our various geographic markets by improving the upstream operations through benchmarking and transfer of best practices. We also wish to continue to participate in the consolidation of the industry worldwide.

      The table below indicates the breakdown of our sales by destination in 2002, 2001 and 2000:

	Cement Sales by Destination Year ended December 31,

Geographic Area	2002		2001*		2000

	(in million euros, except percentages)
Western Europe	2,274	32.7%	1,725	28.8%	1,169	26.4%
North America	1,579	22.7%	1,469	24.5%	1,171	26.5%
Central and Eastern Europe	401	5.8%	301	5.0%	265	6.0%
Mediterranean Basin	455	6.6%	550	9.2%	512	11.6%
Latin America	502	7.1%	547	9.1%	497	11.2%
Sub-Saharan Africa and Indian Ocean	756	10.9%	650	10.8%	376	8.6%
Asia/Pacific	981	14.2%	753	12.6%	430	9.7%

Total	6,948	100.0%	5,995	100.0%	4,420	100.0%

* including the former Blue Circle operations from July 11, 2001.

      We believe emerging markets represent the best prospects for long-term growth in the cement industry. We classify all countries outside of our Western Europe and North America geographic sectors, with the exception of Japan, Australia and New Zealand, as emerging markets. We had sales of 3,092 million euros in countries in emerging markets in 2002 compared to 2,799 million euros in 2001 and 2,078 million euros in 2000. The overall percentage of our sales coming from these markets was 44.5% in 2002 compared to 46.7% in 2001 and 47.1% in 2000.

Back to Contents

General Information Regarding Our Products, Industry and Markets

Our Products

      Our major products are a wide range of cements and hydraulic binders for the construction industry. Cement is a fine powder that is the principal strength-giving and property-controlling component of concrete. We have developed a broad-based product offering for construction industry professionals:

•	A range of cements adapted for use in all conditions (including cements adapted to exposure to seawater, sulfates and hostile natural environments);
•	Special cements: silica fume cements, white cement, oil-well cements, pozzolanic cements, slag cements;
•	Road surfacing hydraulic binders;
•	Natural lime hydraulic binders for construction; and
•	Masonry cements.

      Offered alongside this range of products is a series of associated services: technical support, ordering and delivery logistics, documentation, demonstrations, training, etc.

How do we manufacture cement and what are our raw materials?

      The production of cement can be separated into three main stages.

•	The first step is to mix calcium carbonate, silica, alumina and iron ore in the correct proportions and grind them to produce the “raw meal.”
•	This “raw meal” is then heated and calcined in a kiln at a temperature of around 2730° F, and then cooled down quickly to obtain an intermediate product in the form of a hard pellet, called “clinker.”
•	The clinker is then mixed with gypsum and finely ground to produce cement. Other cementitious materials can also be added at this stage such as slag, fly ash and pozzolana, a naturally occurring volcanic cement.

      There are two main processes used to produce clinker: the older, less fuel efficient, wet process and the modern dry process. In the wet process, the raw materials are mixed and ground with water to produce “slurry,” which is then heated in the kiln to produce clinker. In the dry process, the raw materials are mixed and ground without water (hence “dry”) to produce a very fine powder, which is then heated in the kiln. The dry process consumes less heat, since there is no need to eliminate the water added in the wet process. This substantially reduces fuel costs. Over 85% of our cement plants use the dry process.

      The raw materials required for this process (calcium carbonate, silica, alumina and iron ore) are usually present in limestone, chalk, marl, shale and clay and are generally readily available in most countries of the world. Based on historic trends we do not consider the prices of these raw materials to be volatile. Cement plants are normally built beside large deposits of these raw materials. We currently estimate we have approximately 5 billion tonnes of proven and authorized reserves of raw materials. We believe that the quantities of authorized reserves at each of our existing cement plants is adequate for sustainable operating levels for the planned life of each of our plants.

      In addition to naturally occurring raw materials, it is sometimes possible to substitute them partially with other cementitious materials produced as by-products from other industrial processes, such as blast-furnace slag and fly ash from coal-fired power plants. The use of slag and fly ash can improve some characteristics of cement and can also help us lower our use of capital. The amounts that can be substituted depend on the particular characteristics of the slag or fly ash and on the standards and regulations applicable to the particular type of cement. The use of these substitute products is part of our environmental objectives of pursuing environmentally friendly solutions. We use slag and fly ash principally in our plants in North America, France, Spain, Turkey, Poland, Romania, Brazil, South Korea, India, South Africa, Greece, United Kingdom, Chile and Malaysia. Slag and fly ash represented approximately 13% of our total production in 2002 and part of our development strategy is to increase the use of slag and fly ash in our products.

Back to Contents

What are the costs of manufacturing cement?

      Cement production is capital intensive. The construction of a new dry process cement production line with a production capacity of 1 million tonnes per year represents an investment of 130 to 190 million euros depending on the country where it is located in. From January 1, 2002, cement plants have been depreciated by components. Before January 1, 2002, cement plants had been depreciated over an unique useful life period without any distinction of components. On average, this change in estimate has resulted in increasing the depreciable useful life from 20 years to 28 years, which more closely reflects actual experience with modern cement plants. The following table sets forth our estimate of a typical structure of cement production cost:

Item	Percentage of Total Cost
Raw Materials	10%
Energy	28%
Direct production labor	21%
Maintenance	21%
Other overhead	6%
Depreciation	14%

Total Cost	100%

      We have placed special emphasis on becoming, and have become, more efficient in our sourcing and use of fuel. Fuel-efficiencies have been gained through improved plant design to include techniques such as using air exiting the kiln to preheat the blended raw materials as well as through the use of alternate fuels for firing the kiln, such as sump oil or tire recycling, as a partial substitute for the oil, natural gas, coke or coal otherwise used. As an additional means of reducing energy costs, many of our cement plants are equipped to convert from one form of fuel to another with very little interruption in production, thus avoiding dependence on a single fuel and permitting us to take advantage of price variations between fuels. We have 59 plants that use some form of alternate fuels and approximately 59% of our cement plants are equipped to switch between fuel sources i.e. pet coke and coal. Pet coke is a residue of petroleum refining which is used as a fuel.

Who buys our cement, our customer orders and backlog?

      In each of our markets we sell our cement, either bulk or bagged, to several thousand unaffiliated customers. Our products are used in three major segments of the construction industry: major civil engineering products, residential and commercial construction and renovation. Our primary customers are:

•	Ready mix concrete producers,
•	Building materials wholesalers,
•	Construction and civil engineering contractors, and
•	Road building and earthworks contractors.

      We also sell to our other divisions, including our Aggregates & Concrete division, but we eliminate inter-company sales in reporting sales for the division. In 2002, sales of our Cement division to our other divisions represented 572 million euros.

      Sales of cement are made generally pursuant to telephone orders from customers who purchase quantities sufficient for their immediate requirements. Our sales of cement do not typically involve long-term contractual commitments. The amount of backlog orders, as measured by written contracts, is normally not significant.

Our markets and industry

      The world's major cement markets are Asia, Western Europe and North America, and the highest growth is expected to be in emerging markets. Historically, cement consumption in a given country has been correlated to growth of per-capita income. As emerging countries become industrialized, consumption tends to grow rapidly as a percentage of per capita income with increased expenditures on public works and housing.

Back to Contents

After a certain point of development, consumption per capita tends to taper off and may actually fall as the focus of development turns away from residential and commercial construction and increases in infrastructure.

      Demand for cement is seasonal and tends to be lower in the winter months in temperate countries and in the rainy season in tropical countries. In each country it is also closely linked to the condition of the construction industries and public infrastructure spending and is sensitive to interest rates and business cycles. Demand for cement in specific markets also depends on local considerations such as climate, natural resources and consumer tastes (demand for cement is far more seasonal in areas with cold winters such as Canada and the mid west United States and, for example, U.S. residential construction uses more wood and less cement and concrete than Spanish residential construction).

      Cement is bulky, and, while easy to store, it cannot be transported affordably on land farther than about 300 km, although by sea and inland waterway it becomes economical to transport over great distances. Price is an important factor in competition. Nonetheless, demand for cement in any particular market is inelastic downwards in that lower prices do not typically increase market demand. Differentiation from competitors can be achieved through consistent quality over time and regular deliveries as well as through the marketing of special purpose cements.

      The capital-intensive nature of the cement industry together with over-capacity after the oil shocks of the 1970s led to the consolidation of the cement industry in Europe. In the 1980s the major European cement manufacturers expanded into the United States and acquired approximately 70% of U.S. cement production. The beginning of the 1990s saw the acquisition of Valenciana and Sanson in Spain by Cemex S.A. of Mexico. After the Asian crises the consolidation of production into the hands of multinationals was then mirrored in Asia's cement industry, with the multinationals having a stake in an estimated 60% of Asian cement capacity outside of China.

      Cement is a competitive industry in all of our markets. We consider our major global competitors to be: Holcim (Switzerland), Cemex (Mexico), HeidelbergCement (Germany) and Italcementi (Italy).

Our Geographic Markets

      In the discussion that follows, we describe market conditions and our competitive position in the principal geographic areas in which we operate. The sales volume figures we have provided for each country or geographic zone are the total volumes sold in each particular country or zone by our consolidated cement subsidiaries (including the former Blue Circle operations from July 11, 2001), including volumes sold to our other divisions and adjusted to reflect our percentage of interest in our proportionally consolidated subsidiaries. The information as to the rated annual cement production capacity of our operating cement manufacturing plants is based on management's estimates at December 31, 2002. The production of a cement plant might be less than its rated capacity due to product demand, plant failures and seasonal factors. The information as to the total industry capacity is, unless mentioned otherwise, as estimated by The International Cement Review’s Global Cement Report (fifth edition, completed in January 2003) (“Global Cement Report”). The Global Cement Report’s estimate of our production capacity differs in some respects to our management’s estimates, however we have retained the figures in the Global Cement Report for our production capacity when calculating total industry capacity.

      Western Europe. Western Europe represented approximately 32.7% of our cement sales in 2002. We have significant operations in France, the United Kingdom, Greece, Spain, Germany and Austria. We sold 32.8 million tonnes of cement in Western Europe in 2002 compared to 26.0 million tonnes in 2001 and 18.7 million tonnes in 2000.

      Most cement markets in Western Europe are mature and according to Cembureau, the European Cement Producers Association, the total consumption for the European Union as a whole in 2002 was close to 190 million tonnes or approximately 500 kg per capita. However consumption varies dramatically within the region, Greece, Spain and Italy having for instance a much higher per capita consumption of cement than France. The cement industry in Europe is competitive in all major markets, with production generally concentrated within the hands of the major international groups.

Back to Contents

      The table below indicates the number of plants and our production capacity by country at December 31, 2002:

Country	Company	Number of Plants		Total Cement Production Capacity

		Cement	Clinker Grinding	(in million tonnes)

France	Lafarge Ciments	10	2	9.6

United Kingdom	Blue Circle	8	N/A	7.5

Greece	Heracles General Cement	3	N/A	10.0

Spain	Lafarge Asland	4	N/A	4.1

Germany	Lafarge Zement	3	N/A	3.5

Austria	Lafarge Perlmooser	2	N/A	1.5

Italy	Lafarge Adriasebina	2	N/A	1.5

Total Western Europe		32	2	37.7

      France. Through our wholly-owned subsidiary Lafarge Ciments we are the leading cement producer in France. In 2002, France represented approximately 26.6% of our cement sales in Western Europe. The most recent edition available of the Global Cement Report estimated that our total installed capacity represented approximately 36% of the total rated capacity in France.

      Our ten cement plants and two seaboard clinker grinding plants in France are located to serve all of the major urban areas in the country and are dependent upon our five separate sales offices covering each of the major regions of the country. We also operate a slag grinding plant and a lime plant.

      Based on figures provided by the Global Cement Report, cement consumption in France fell rapidly in the mid 1990s to reach a low of 18.7 million tonnes in 1996 and 1997 but has partially recovered since the beginning of 1999 and in 2002 amounted to 20.4 million tonnes compared to 20.7 million tonnes in 2001. We sold 7.4 million tonnes of cement in metropolitan France in 2002, the same level as in 2001 and 2000.

      Our major competitors in France are Ciments Français (which is 68% owned by Italcementi), Vicat (in which HeidelbergCement has a 35% interest) and Origny (which is a wholly-owned subsidiary of Holcim).

      United Kingdom. We acquired our operations in the United Kingdom with our acquisition of Blue Circle. Through our wholly owned subsidiary, Blue Circle Industries, we are now the leading cement producer in the United Kingdom. In 2002, the United Kingdom contributed approximately 25.8% of our cement sales in Western Europe. The most recent edition of the Global Cement Report estimated that our total installed capacity, taking into account the closure of the Weardale plant at the end of 2002, represented approximately 48% of the total rated capacity in the United Kingdom.

      Our eight cement plants in the United Kingdom are located to serve the whole of the country including Northern Ireland. The domestic market remained stable in 2002. We sold 7.1 million tonnes in the UK in 2002 compared to 3.5 million tonnes in 2001 (in 2001 sales of former Blue Circle operations were only consolidated from July 11, 2001).

      Our major competitors in the UK are Castle Cement (which is wholly owned by HeidelbergCement) and Rugby Cement (which is wholly owned by RMC).

Back to Contents

      Greece. We acquired our operations in Greece with our acquisition of Blue Circle. Through our majority owned subsidiary, Heracles General Cement, we are the leading cement producer in Greece. In 2002, Greece contributed approximately 16.6% of our cement sales in Western Europe. The most recent edition of the Global Cement Report estimated that our total installed capacity represented approximately 56% of the total rated capacity in Greece.

      Our three cement plants in Greece are located to serve the domestic Greek market through seven separate distribution terminals. In 2002 exports accounted for approximately 33% of our production.

      According to the latest figures available from Cembureau, Greece had the fourth highest per capita cement consumption rate in the European Union in 2002. This reflects the fact that the construction market is very much concrete based. The domestic market progressed in 2002. We sold 5.5 million tonnes of cement in Greece in 2002 compared to 2.4 million tonnes in 2001 (in 2001 sales of former Blue Circle operations were only consolidated from July 11, 2001).

      Our major competitors in Greece are Titan Cement Co and Halyps Cement Co (which is controlled by Italcementi through the 94% equity interest held by Ciments Français).

      Spain. Our operations in Spain are conducted through our majority owned subsidiary Lafarge Asland, which we acquired in 1989. In 2002, Spain represented approximately 16.8% of our cement sales in Western Europe. We are currently the third largest cement producer in Spain based on capacity as reported by the most recent edition of the Global Cement Report. We sold 6.8 million tonnes of cement in Spain in 2002 compared to 6.7 million in 2001 and 5.5 million tonnes in 2000.

      Our four plants are located primarily in the growth regions of the Mediterranean coast and of the region of central Spain surrounding Madrid. We also operate a network of distribution centers and 3 seaboard terminals. In November 2002, we announced the conclusion of an agreement for the sale of cement assets to Cimentos de Portugal SGPS, SA (“Cimpor”) for 225 million euros. Located in Southern Spain, these assets consist of two cement plants at Cordoba and Niebla, representing a total annual capacity of 0.8 million tonnes of clinker and 1.4 million tonnes of cement, a grinding plant at Huelva (which we had acquired in September 2001), with an annual capacity of 0.6 million tonnes of cement, and a terminal in Seville, Spain. According to the Global Cement report, Spain is among the leading countries in Europe in terms of cement consumption per capita due to the high level of infrastructure and construction spending and the market continued to expand in 2002 growing 5% to reach 44.2 million tonnes. However, imports have continued to have a significant impact on prices in Spain especially in the coastal regions and according to the Global Cement Report, imports of cement and clinker represented approximately 17% of the market's consumption in 2002.

      Our major competitors in Spain are Valenciana (which is 99.5% owned by Cemex), Cementos Portland (which is 55% owned by Valderrivas), Hisalba (which is 99.9% hold by Holcim), Financiera y Minera (which is controlled by Italcementi through Ciments Français), Uniland and Cimpor.

      We also hold a 40.75% interest in Cementos Molins since 1997, which operates a plant located near Barcelona with a rated capacity of 1.5 million tonnes according to the most recent edition of the Global Cement Report, and has equity interests in cement operations in Mexico, Argentina and Uruguay.

      Germany. Our operations are conducted through our wholly-owned subsidiary Lafarge Zement GmbH. In 2002, Germany represented approximately 5.5% of our cement sales in Western Europe. We are the sixth largest cement producer in Germany based on capacity as reported by the most recent edition of the Global Cement Report.

      We have three plants in Germany: the Wössingen plant near Karlsruhe, in which we initially acquired an interest in 1976, Karsdorf in Sachsen Anhalt, in Eastern Germany, which we acquired in 1991 and the Sötenich plant in Nord Rhein-Westphalia near the Belgian border, which we acquired in 1998. Our Wössingen plant serves Southern Germany including Stuttgart and Munich. Our Karsdorf plant serves Central and North Eastern Germany. Sötenich serves South West Germany including Cologne and Dusseldorf. We also serve Dresden and South Eastern Germany from our Cizkovice plant in the Czech Republic.

      The construction industry in Germany has suffered a downturn since 1999 and, according to the Global Cement Report, the overall cement market in Germany amounted to 28.7 million tonnes in 2002 a decline of 6% compared to 2001 and a decline of approximately 14% compared to 2000.

Back to Contents

We sold 2.7 million tonnes in 2002 compared to 2.5 million tonnes in 2001 and 2.9 million tonnes in 2000. Our major competitors in Germany are Dyckerhoff, HeidelbergCement, Schwenk, Readymix Zement (a subsidiary of RMC Group plc) and Holcim.

      Austria. Our cement business in Austria is conducted through our wholly owned subsidiary, Lafarge Perlmooser AG, in which we acquired our initial interest through our acquisition of Cementia in 1989. In 2002, Austria represented approximately 4% of our cement sales in Western Europe. Lafarge Perlmooser AG is the largest cement producer in Austria based on capacity as reported by the most recent edition of the Global Cement Report. We operate two cement plants in Austria, one near Vienna and one in the Styria region. We sold 1.4 million tonnes of cement in Austria in 2002, compared to 1.5 million tonnes in 2001 and 2000. Our major competitors in Austria are Wietersdorfer, Schretter, Leube, SPZ and Gmundner.

      We also hold a 50% interest in Kirchdorfer Zement, which operates a plant with a rated capacity of 0.55 million tonnes, according to the most recent edition of the Global Cement Report.

      Italy. Our cement business in Italy is conducted through our wholly owned subsidiary, Lafarge Adriasebina which we acquired in 1996. In 2002, Italy represented approximately 3.8% of our cement sales in Western Europe. We sold 1.4 million tonnes of cement in Italy in 2002, compared to 1.3 million tonnes in 2001 and 1.2 million tonnes in 2000.

      Our 20% interest in the cement producer Sacci was sold at the end of 2002 for approximately 20 million euros.

      North America. North America represented approximately 22.7% of our cement sales in 2002. We are represented in North America through our majority owned subsidiary, Lafarge North America Inc., a New York Stock Exchange listed company and through our wholly owned subsidiary Blue Circle North America Inc. which we acquired as part of the Blue Circle acquisition. The assets of Blue Circle North America Inc. are currently managed by Lafarge North America, which has an option to purchase such assets anytime between July 1, 2002 and December 31, 2004 at a fixed call price of USD1.4 billion, subject to certain adjustments at the time of the exercise. North America is a mature cement market and sales are seasonal in Canada and much of the East Coast and Mid West as temperatures in winter fall below minimum setting temperatures for concrete. We sold 17.5 million tonnes of cement in North America in 2002 compared to 16.0 million tonnes of cement in 2001 and 12.8 million tonnes of cement in 2000.

      The table below indicates the number of plants and our production capacity by country at December 31, 2002:

Country	Company	Number of Plants		Total Cement Production Capacity
		Cement	Clinker Grinding	(in million tonnes)

United States	Lafarge North America	8	2	8.7
	Blue Circle North America Inc.	5	N/A	5.6
Canada	Lafarge Canada Inc.	7	N/A	5.9

Total North America		20	2	20.2

      United States. In 2002, the United States represented approximately 87.3% of our cement sales in North America. On the basis of the figures provided by the Portland Cement Association’s “Plant Information Summary” report which was prepared at December 31, 2001, we are the second largest cement producer based on rated annual active clinker production capacity, with an estimated 12.7% of the rated annual active clinker production capacity of all U.S. cement plants. The acquisition of Blue Circle brought us operations in the South Eastern United States that complemented our existing plants which are primarily concentrated in the central and Midwestern states, extending from the northern Great Lakes southward along the Mississippi River system. Two new production lines became operational in 2002 replacing our prior capacities at Sugar Creek, near Kansas City, and Roberta, Alabama. We are expanding our use of cementitious products and we already have two slag grinding facilities, one being in Florida and the other one close to Chicago, where operations started in April 2002.

Back to Contents

      Our major competitors in the United States are Holnam (which is a subsidiary of Holcim), Southdown (which is a subsidiary of Cemex), Ash Grove Cement and HeidelbergCement's U.S. subsidiaries.

      We sold 14.6 million tonnes of cement in the United States in 2002 compared to 12.9 million tonnes in 2001 (which included the former Blue Circle operations only from July 11, 2001 onwards) and 9.9 million tonnes in 2000. Our most significant U.S. markets in 2002 were Illinois, Michigan Wisconsin and Florida.

      Canada. In 2002, Canada represented approximately 12.7% of our cement sales in North America. We are the leading cement producer in Canada according to the Portland Cement Association's “Plant Information Summary” report which was prepared at December 31, 2001, with approximately 33.8% of the total active industry clinker production capacity in Canada. We are the only cement producer serving all regions of Canada. Our major competitors in Canada are St. Lawrence Cement (a subsidiary of Holcim) and St Marys Cement (a subsidiary of Votorantim).

      We sold 3.0 million tonnes of cement in Canada in 2002 compared to 3.1 million tonnes in 2001 and 3.0 million tonnes in 2000. We made our most significant sales in Canada in Ontario, which accounted for approximately 37% of our total Canadian cement shipments in 2002. Other provinces in which we had significant sales included Alberta and Quebec. Approximately 40% of our cement shipments in Canada were made to our Aggregates & Concrete division.

      In addition to the plants shown in the table above we also own clinker-producing plants that have been shut down in Havelock, New Brunswick and Fort Whyte, Manitoba. We also have two slag grinding plants. According to the Portland Cement Association, our largest competitor accounted for approximately 17.6% of rated annual active clinker production capacity in Canada.

      Central and Eastern Europe. In 2002, Central and Eastern Europe represented approximately 5.8% of our cement sales. We have actively sought to take advantage of the opportunities offered in the emerging markets of Central and Eastern Europe and are present in Poland, the Czech Republic, Romania, Serbia, Slovenia and the Commonwealth of Independent States. We also have an equity interest in a plant located in Moldavia. Many of the countries in Central and Eastern Europe currently suffer from chronic excess capacity as a result of central planning. However, we believe that the expansion of the European Union eastward makes the long-term growth prospects good and our operations in Poland and Romania are already making significant contributions to our earnings. The companies we consolidated sold 8.1  million tonnes of cement in Central and Eastern Europe in 2002 compared to 6.2 million tonnes in 2001 and 2000.

Back to Contents

      The table below indicates the number of plants and our production capacity by country at December 31, 2002:

Country	Company	Number of Plants		Total Cement Production Capacity
		Cement	Clinker Grinding	(in million tonnes)

Poland	Lafarge Cement Polska	2	N/A	3.8

Romania	Lafarge Romcim	2	1	4.4

Czech Republic	Lafarge Cement a.s.	1	N/A	1.0

CIS	Voskresenskcement	1	N/A	1.9
	Mykolaivcement	1	N/A	1.6

Serbia	Lafarge Beocinska Fabrika Cementa	1	N/A	1.5

Slovenia	Cementarna Trbovlje	1	N/A	0.5

Total Central and Eastern Europe		9	1	14.7

      Poland. In 2002, Poland represented approximately 35.4% of our cement sales in Central and Eastern Europe. We operate through our majority owned subsidiary Lafarge Cement Polska which, we believe, based on our experience in this industry, is the second largest producer in terms of capacity. We acquired our plants in Poland in a series of acquisitions in 1995 and 1996. The European Bank for Reconstruction and Development has taken a minority interest in Lafarge Polska, the holding company of Lafarge Cement Polska, as well as providing debt financing. We sold 2.2 million tonnes of cement in Poland in 2002, compared to 2.3 million tonnes in 2001 and 3.3 million tonnes in 2000. We have replaced one of our old wet process kilns in the Kujawy plant in northern Poland with a new dry process kilns, which became operational early in 2003. Our major competitors in Poland are CRH, HeidelbergCement, and Dyckerhoff.

      Romania. In 2002, Romania represented approximately 22.4% of our cement sales in Central and Eastern Europe. We operate two cement plants and one clinker grinding station in Romania, through our majority owned subsidiary Lafarge Romcim which we acquired in 1997. Following the acquisition of Lafarge Romcim we sold an indirect minority interest to the European Bank for Reconstruction and Development. In July 2000 we disposed of our Alesd plant in Transylvania to Holcim. We believe, based on our experience in this industry, we are the largest cement producer in Romania in terms of capacity. Our main competitors are Holcim, HeidelbergCement and Romcif Fieni.

      Cement consumption in Romania dropped after the fall of the communist regime in 1989 when state-financed dwelling construction almost ceased. As a result, cement producers in Romania have large underutilized capacities. The Global Cement Report estimates the total market for cement in Romania at 4.6 million tonnes in 2002, and a total industry production capacity of 10.7 million tonnes in 2002. We exported approximately 44% of production in 2002. We produced 2.9 million tonnes of cement in Romania in 2002 compared to 2.7 million tonnes in 2001 and 2.8 million tonnes in 2000.

      Czech Republic. In 2002, the Czech Republic represented approximately 8.2% of our cement sales in Central and Eastern Europe. Our operations in the Czech Republic are conducted through our majority owned subsidiary Lafarge Cement AS. We exported approximately 48% of production in 2002. We sold 0.3 million tonnes of cement in the Czech Republic in 2002, compared to 0.4 million tonnes in 2001 and 2000. Our major competitors in the Czech Republic are HeidelbergCement, Holcim and Dyckerhoff.

      Commonwealth of Independent States. We have plants in the Commonwealth of Independent States in Russia and the Ukraine.

Back to Contents

      We acquired our majority interest in JSC Voskresenskcement which operates a cement plant in Voskresensk, near Moscow, in 1996. According to the most recent edition of the Global Cement Report, the total market for cement in Russia was 35 million tonnes in 2002, compared to a total industry production capacity of 77.3 million tonnes. We sold 1.5 million tonnes of cement in Russia in 2002 compared to 1.3 million tonnes in 2001 and 1.2 million tonnes in 2000.

      We acquired a majority interest in Mykolaivcement which operates a cement plant in Mykolaiv, near the Black Sea, in 1999 after initially acquiring a minority stake in 1998. We sold 0.7 million tonnes of cement in the Ukraine in 2002 compared to 0.6 million tonnes in 2001.

      Recent Developments – Serbia. In April 2002, we completed the acquisition of a 69.4% interest in the Beocinska Fabrika Cementa cement plant in Serbia for 60 million euros as part of the new Serbian government’s privatization policy. With a total annual production capacity of 1.5 million tonnes, Beocinska Fabrika Cementa is the market leader in Serbia-Montenegro. The plant is located on the Danube close to Novi Sad and Belgrade. Subsequent to the acquisition, we sold 49.98% of our interest in 2002. Our indirect ownership interest as at December 31, 2002 was 34.72%. We sold 0.8 million tonnes of cement in Serbia-Montenegro in 2002.

      Recent Developments – Slovenia. In April 2002, our wholly-owned Austrian subsidiary, Lafarge Perlmooser, completed a tender offer for the Slovenian cement company Cementarna Trbovlje, which was followed in November 2002 by the acquisition of an additional stake in the capital of this company, bringing its ownership to 99.8% of the capital, compared to its previous stake of 22.9% as of December 31, 2001. The total cost of those acquisitions in 2002 amounted to 40 million euros. Cementarna Trbovlje is the second largest cement producer on the Slovenian market, with an annual production capacity of 0.5 million tonnes. The plant is located close to the two major cities of the country (Ljubljana and Maribor) and close to Austria. We sold 0.4 million tonnes of cement in Slovenia in 2002.

      Mediterranean Basin. In 2002, the Mediterranean Basin represented approximately 6.5% of our cement sales. We believe the emerging countries of the Mediterranean Basin have high growth potential in the medium to long-term as they industrialize and urbanize. Many of the cement markets in the region have only been recently opened up to competition after years of state ownership. Following the consolidation of Lafarge Maroc using the proportionate consolidation method in 2002, the companies we consolidated sold 9.5 million tonnes of cement in the region in 2002 compared to 11.4 million tonnes in 2001 and 10.9 million tonnes in 2000.

Back to Contents

      The table below indicates the number of plants and our production capacity by country at December 31, 2002:

Country	Company	Number of Plants		Total Cement Production Capacity
		Cement	Clinker Grinding	(in million tonnes)

Morocco	Lafarge Maroc	4	N/A	4.2

Jordan	Jordan Cement Factories	2	N/A	4.5
Turkey	Lafarge Aslan	1	1	2.1
	Yibitas Lafarge	3	3	2.1
	Eregli Cimento	0	1	0.2

	Total Turkey	4	5	4.4

Egypt	Beni Suef Cement Company	1	N/A	1.5
	Alexandria Portland Cement	1	N/A	2.0

	Total Egypt	2	N/A	3.5

Total Mediterranean Basin		12	5	16.6

      Morocco. In 2002, Morocco represented approximately 25.5% of our cement sales in the Mediterranean Basin. We operate four cement plants in Morocco through our subsidiary Lafarge Maroc and its operating subsidiaries. Our partner in Lafarge Maroc is ONA, the largest Moroccan company. On the basis of the figures produced by the most recent edition of the Global Cement Report we are the largest cement producer and have approximately 45% of the production capacity in the country. We sold 1.8 million tonnes of cement in Morocco in 2002 compared to 3.4 million tonnes in 2001 and 3.1 million tonnes in 2000 (the reduction in 2002 reflects the consolidation of Lafarge Maroc using the proportionate consolidation method in 2002 as compared to full consolidation in 2001 and 2000). The market consists of international players and our competitors, Italcementi, Holcim and Cimpor, operate six cement plants and two grinding plants in Morocco.

      The Moroccan economy is vulnerable to sharp declines in agriculture resulting from lack of rainfall and is in the process of recovering from an economic recession. Cement consumption is growing but the growth pattern is heavily influenced by the state of agriculture. We are currently in the process of constructing a new greenfield cement plant close to Tetouan on the Mediterranean coast and when construction is completed, the plant is expected to add an additional capacity of 0.7 million tonnes per year. We commenced the construction of the new plant in 2001 and expect the plant to start operations in September 2003. The construction of the plant is being financed through the internal cash flow of Lafarge Maroc.

      Jordan. In 2002, Jordan represented approximately 33.6% of our cement sales in the Mediterranean Basin. Our operations in Jordan are conducted through Jordan Cement Factories, a listed company. In 1998, Jordan Cement Factories was privatized and we purchased a 43.3% interest and became the largest shareholder. The Jordanian government is the second largest shareholder in Jordan Cement Factories with a 16% interest.

      Cement consumption has increased over the past few years in Jordan despite socio-economic difficulties and the ongoing uncertainty in the Middle East. We sold 2.7 million tonnes of cement in Jordan in 2002 compared to 2.4 million tonnes in 2001 and 2.2 million tonnes in 2000. In addition, we exported 0.9 million tonnes of cement and clinker.

      Turkey. In 2002, Turkey represented approximately 18.9% of our cement sales in the Mediterranean Basin. Through our majority owned subsidiary, Lafarge Aslan Cimento AS, we operate a plant in Darica in Marmara and through our wholly-owned subsidiary, Agretas Agrega Insaat San.ve Tic.AS, we own a 49.9% interest in Yibitas Lafarge, a joint venture with Yibitas Holding which we manage. Yibitas Lafarge operates plants in Central Anatolia and the Black Sea region.

Back to Contents

      The Turkish cement market has been adversely affected by an economic downturn for the past three years, which has resulted into a financial crisis. However, we believe that in the long term Turkey represents a growing market for cement with high consumption per capita. The market is highly competitive with ownership fragmented and the Turkish economy and cement markets were greatly affected by the earthquakes in 1999. Excess supply from the regional clinker capacity has been around 20% for the past few years, resulting in significant export volumes. We exported approximately 13% of production in 2002. We sold 2.8 million tonnes of cement in Turkey in 2002 compared to 3.1 million tonnes in 2001 and 3.6 million tonnes in 2000. Our major competitors are Akçansa (a subsidiary of Heildelberger Cement and Sabançi), Italcementi, Nuh Cimento, BURSA, Vicat and OYAK.

      Egypt. Our operations in Egypt are conducted through Lafarge Titan Egyptian Investments Ltd., a 50/50 joint venture with the Greek cement group Titan SA. We initially joined with Titan to buy 76% of Beni Suef in 1999 and this joint interest was raised to 95% in 2000. We included Alexandria Portland Cement which we acquired as part of the Blue Circle acquisition within the structure of the joint venture in 2002. Beni Suef has a single dry kiln plant located 120 kilometers south of Cairo and is the seventh largest producer in Egypt. Alexandria Portland Cement serves Egypt’s second city, Alexandria, and is the tenth largest producer in Egypt. It has a single plant with several wet kilns and we commenced operation of a dry kiln line mid 2002. We sold 1.3 million tonnes of cement in Egypt in 2002 compared to 1.6 million tonnes in 2001 and 1.3 million tonnes in 2000. Our major competitors are Egyptian Cement (a subsidiary of Holcim), Assiut (a subsidiary of Cemex) and Suez (a subsidiary of Italcementi).

      Latin America. In 2002, Latin America represented approximately 7.2% of our cement sales. We first entered the Latin American market in the 1950s when we started our operations in Brazil. Following a long period of stagnation in the 1970s and 1980s the economies in Latin America grew strongly in the 1990s and despite the temporary downturn at the end of the decade we expect the trend to continue. The companies we consolidated sold 6.5 million tonnes of cement in Latin America in 2002 compared to 6.4 million tonnes in 2001 and 5.9 million tonnes in 2000.

      The table below indicates the number of plants and our production capacity by country at December 31, 2002:

Country	Company	Number of Plants		Total Cement Production Capacity
		Cement	Clinker Grinding	(in million tonnes)

Brazil	CNCP and CMS	6	N/A	4.3

Venezuela	FNC	2	N/A	1.7

Chile	Empresas Melon	1	N/A	2.0

Honduras	Industriana Cementera Hondurena	1	N/A	0.7

French Antilles	Ciments Antillais and Ciments Guyanais	N/A	3	0.9

Mexico	CPBM	1	N/A	0.3

Total Latin America		11	3	9.9

      Brazil. In 2002, Brazil represented approximately 36.7% of our cement sales in Latin America. We conduct our operations in Brazil through our wholly-owned subsidiary Companhia Nacional de Cimento Portland (“CNCP”) and our subsidiary Companhia de Materiais Sulfurosos (“CMS”). Our cement plants in Brazil are located mainly in the southeast of the country in the states of Rio de Janeiro, Minas Gerais and Sao Paolo. In April 2002, we announced the sale of cement assets to Cimpor for 67 million euros. Located in the Bahia state, these assets consist of the Brumado grinding plant, representing a total annual capacity of 0.6 million tonnes, and its distribution network of three cement terminals. We estimate we are the 4th largest cement manufacturer in Brazil in terms of rated capacity. Our major competitors in Brazil are Votorantim, Joa Santos, Holcim and Cimpor.

Back to Contents

      The cement industry in Brazil slowed in 2002 due to economic and political uncertainties caused by the anticipation of the 2003 presidential election. We sold 2.9 million tonnes of cement in Brazil in 2002 compared to 3.2 million tonnes of cement in 2001 and 3.3 million tonnes in 2000. Retail sales, mainly for individual construction use, account for most of the demand.

      We also own a 20% interest in Cimento Tupi.

      Venezuela. In 2002, Venezuela represented approximately 17.5% of our cement sales in Latin America. We conduct our operations in Venezuela through our majority owned subsidiary, Fabrica Nacional de Cementos. Our major competitors in Venezuela are Cemex and Holcim. On the basis of figures published by the most recent edition of the Global Cement Report, we estimate we are the third largest cement manufacturer in Venezuela in terms of rated capacity.

      Our plants in Venezuela are located in the northern part of the country where 80% of the population is concentrated. We sold 0.8 million tonnes of cement in Venezuela in 2002 compared to 0.9 million tonnes in each of 2001 and 2000.

      We also own a 23% interest in Cementos Catatumbo.

      Chile. We operate in Chile through our majority owned subsidiary, Empresas Melon, which we acquired with our acquisition of Blue Circle. In 2002, Chile contributed approximately 15.7% of our cement sales in South America. Empresas Melon operates a single plant located near the capital Santiago. Our total installed capacity represented approximately 24% of the total rated capacity in Chile, based on the estimates contained in the most recent edition of the Global Cement Report. We sold 1.3  million tonnes of cement in Chile in 2002, compared to 0.6. million tonnes in 2001 (as with the rest of the former Blue Circle operations, this only represents sales in 2001 consolidated from July 11, 2001 onwards).

      Our major competitors in Chile are Polpaico (which is 54% owned by Holcim) and Cementos Bio-Bio (including Industria Nacional de Cemento).

      Honduras. In 2002, Honduras represented approximately 10.8% of our cement sales in Latin America. We acquired our majority owned subsidiary Industria Cementera Hondurena, which has a plant located near the capital Tegucigalpa in March 1998. Our only competitor is Cementos del Norte which is controlled by Holcim and which has a plant located near the Guatemalan border.

      Mexico. We operate a single plant in Mexico through our subsidiary Lafarge Cementos SA de CV which we acquired in November 1999. Our plant in Mexico is located near Mexico City. Our major competitors are Cemex and Holcim.

      Sub-Saharan Africa and Indian Ocean. We substantially expanded our operations in Sub-Saharan Africa and the Indian Ocean with the Blue Circle acquisition, adding operations in Nigeria and Zimbabwe to our existing operations which were primarily concentrated in South Africa and Kenya. In 2002, the region represented approximately 10.9% of our cement sales. The companies we consolidated sold 10.2 million tonnes of cement in the region in 2002 compared to 7.2 million tonnes in 2001 and 5.0 million tonnes in 2000.

Back to Contents

      The table below indicates the number of plants and our production capacity by country at December 31, 2002:

Country	Company	Number of Plants		Total Cement Production Capacity
		Cement	Clinker Grinding	(in million tonnes)

Nigeria	WAPCo	2	N/A	2.0
Nigeria	Ashakacem	1	N/A	0.9

Total Nigeria		3	N/A	2.9

South Africa	Lafarge South Africa Ltd.	1	1	2.4

Kenya	Bamburi Cement	1	1	2.3

Cameroon	Cimencam	1	1	1.1

Benin	SCB-Lafarge	1	N/A	0.6

Zimbabwe	Circle Cement	1	N/A	0.5

Uganda	Hima Cement Ltd.	1	N/A	0.3

Zambia	Chilanga Cement	2	N/A	0.7

Malawi	Portland Cement	1	1	0.2

Tanzania	Mbeya Cement	1	N/A	0.3

Madagascar	Sanca	1	N/A	0.1

Total Sub-Saharan Africa		14	4	11.4

      Nigeria. We acquired our operations in Nigeria through our acquisition of Blue Circle. Our operations are conducted through our subsidiaries West African Portland Cement Company which serves the Lagos market and Ashakacem plc which serves Northern Nigeria. Our total installed capacity represented approximately 46% of the total rated capacity in Nigeria, as estimated by the most recent edition of the Global Cement Report. In 2002, Nigeria contributed approximately 36.4% of our cement sales in Sub-Saharan Africa and Indian Ocean.

      The domestic market dropped sharply in 2002, prior to the 2003 presidential election. We sold 3.3 million tonnes of cement in Nigeria in 2002 compared to 1.3 million tonnes in 2001 (as with the rest of the former Blue Circle operations, sales in 2001 only represent the period consolidated from July 11, 2001 onwards). Our competitors in Nigeria are Benue Cement, Nigerian Cement, Cement Co Northern Nigeria (which is 40% owned by HeidelbergCement), Bendel Cement, Calabar Cement and various importers.

      South Africa. In 2002, South Africa represented approximately 9.8% of our cement sales in Sub-Saharan Africa and Indian Ocean. We acquired our wholly-owned subsidiary, Lafarge South Africa Ltd., in 1998. Our operations consist of a cement plant which serves the Johannesburg market and a grinding plant near Durban. Over the past ten years most producers have been operating at less than 60% of their rated capacity.

      The domestic market improved in 2002 and we sold 1.6 million tonnes of cement in South Africa in 2002 compared to 1.5 million tonnes in 2001 and 1.4 million tonnes in 2000. Our major competitors in South Africa are Pretoria Portland Cement and Alpha (a subsidiary of Holcim). In November 2002, we sold the 33% interest held by our wholly-owned subsidiary Lafarge South Africa in Natal Portland Cement (“NPC”) to Cimpor for approximately 32 million euros. NPC operates mainly in the Kwazulu Natal region (Eastern part of the country). It has a main facility located near Durban.

Back to Contents

      Kenya. In 2002, Kenya represented approximately 9.9% of our cement sales in Sub-Saharan Africa and Indian Ocean. Our operations in Kenya are conducted through our subsidiary Bamburi Cement Ltd., which was operated as a joint venture with Blue Circle prior to our acquisition of Blue Circle in 2001. Bamburi Cement has an integrated cement plant in Mombasa and a grinding unit in Nairobi. The market picked up in 2002 after a few years of stagnation due to the condition of the economy and the lack of government and development funding. Our major competitors in this market are Athi River Mining and East African Portland Cement, a state-controlled company in which Lafarge and Bamburi have a combined minority interest of approximately 40%.

      Cameroon, Benin, Zimbabwe, Madagascar and Uganda. Our subsidiary, Cimenteries du Cameroun, known as Cimencam, is the sole cement producer in Cameroon. In Benin, we have a 50% interest in SCB-Lafarge which operates a cement plant in Onigbolo. We acquired our majority owned subsidiary in Zimbabwe, Circle Cement, with the acquisition of Blue Circle. Circle Cement has a single plant that serves the capital Harare. Through Bamburi Cement Ltd., we acquired an interest in Hima Cement Ltd. in 1999, a company which operates a cement plant in Uganda. We also have a majority interest in Nouvelle Cimenterie d’Amboanio (“Sanca”) in Madagascar.

      Zambia, Malawi and Tanzania. In 2001 we acquired Pan African Cement Ltd., which holds controlling stakes in Chilanga Cement plc (Zambia), Portland Cement Company (Malawi) and Mbeya Cement Company (Tanzania). Pan African Cement was consolidated from May 2001. The business was purchased from CDC Capital Partners, formerly the Commonwealth Development Corporation, which acquired the shareholdings as part of each respective government's privatization program.

      Marine Cement. Marine Cement acts mainly as an importer and distributor of cement in Mauritius, Sri Lanka, the Maldives, Reunion and the Seychelles. Marine Cement sold 1.5 million tonnes of cement in 2002, the same volumes as in 2001 and 2000. Marine Cement purchases its cement from our own subsidiaries, including Bamburi Cement in Kenya and Semen Andalas in Indonesia, and from third party suppliers.

      Asia Pacific. In 2002, the Asia Pacific Region represented approximately 14.1% of our cement sales. The Asia Pacific Region suffered a major downturn in cement sales in 1997, from which the region is only gradually recovering. We have taken advantage of the downturn to substantially boost our presence in the region, since we believe that long-term growth prospects for the region remain very favorable. The companies we consolidated sold 21.1 million tonnes of cement in the region in 2002 compared to 14.4 million tonnes in 2001 and 8.1 million tonnes in 2000.

      The table below indicates the number of plants and our production capacity by country at December 31, 2002:

Country	Company	Number of Plants		Total Cement Production Capacity
		Cement	Clinker Grinding	(in million tonnes)

Malaysia	Malayan Cement Berhad	3	1	12.0

India	Lafarge India Ltd.	2	1	5.0

South Korea	Lafarge Halla Cement	2	1	7.5

Philippines	Lafarge Philippines	6	2	9.4

Indonesia	P.T. Semen Andalas	1	N/A	1.3

China	Beijing Chinefarge Cement	1	N/A	0.7
	Shunfa Lafarge Cement	1	N/A	0.4
	Lafarge Dujiangyan Cement	1	N/A	1.4

	Total China	3	N/A	2.5

Total Asia		17	5	37.7

Back to Contents

      Malaysia. We operate in Malaysia through our majority owned subsidiary, Malayan Cement Berhad, which we acquired with our acquisition of Blue Circle. Malayan Cement Berhad is the leading cement producer in Malaysia. In 2002, Malaysia contributed approximately 30.0% of our cement sales in Asia Pacific. Our total installed capacity represented approximately 45% of the total rated clinker capacity in Malaysia, as estimated by the most recent edition of the Global Cement Report. Our three cement plants and our grinding plant in Malaysia are located to serve the whole of Malaysia and the export market. We exported approximately 29% of our production in 2002. We sold 5.5 million tonnes of cement in Malaysia in 2002 compared to 2.9 million tonnes of cement in 2001 (as with the rest of the former Blue Circle operations, sales in 2001 only represents the period consolidated from July 11, 2001 onwards). In 2002, the market remained positively oriented in the first half of the year, but it slowed slightly in the second half of the year due to the impact on the construction industry of the deportation of illegal foreign construction workers.

      Our major competitors in Malaysia are Tasek Corporation, Renong, CMS Cement, Perak Hanjoong and Tenggara (which is 100% owned by Holcim).

      India. In 2002, India represented approximately 20.2% of our cement sales in Asia Pacific. We initially entered the Indian market when we acquired the cement plants of the Tata Iron and Steel Co. cement division in November 1999. In January 2001 we further expanded our operations when we paid approximately 112 million euros for the cement division of Raymond Ltd. which has a 2.2 million tonnes capacity cement plant located in Chattisgarh state. Following the Raymond acquisition we believe, based on our experience in this industry, we are the market leader in the Eastern region of India. Currently, there are no cement imports in India. We sold 3.9 million tonnes of cement in the region in 2002 compared to 3.3 million tonnes in 2001 and 2.0 million tonnes in 2000. Our major competitors in the region are Associated Cement Company, Gujarat Ambura Cement Ltd., Larsen & Toubro, Grasim and Century.

      South Korea. In 2002, South Korea represented approximately 15.5% of our cement sales in Asia Pacific. We acquired our 39.9% interest in Lafarge Halla Cement in January 2000. Our partners in Lafarge Halla Cement include the Halla Group and The State of Wisconsin Investment Board. We operate a cement plant located in the North East of the country on the Sea of Japan, and since May 2002, a clinker plant at Samchok , also in the North East of the country, which was acquired from KDB (Korea Development Bank). After a severe downturn in 1998 and 1999 that saw consumption drop by almost a third, the cement market recovered in 2000 and stabilized in 2001. In 2002, the overall improvement of economic conditions translated into an increase of 8% of the cement consumption. In March 2002 we formed a joint-venture between our 39.9% owned subsidiary Lafarge Halla Cement and Tong Yang Major Corporation, a Korean-based cement company. Under the terms of the joint-venture, Lafarge Halla Cement indirectly owns 24% of the equity of a new company called Tong Yang Cement Co. Ltd. Tong Yang Major Corporation holds 75% of the equity and has transferred its existing cement business, a single plant with a cement production capacity of 11 million tonnes per year as well as related indebtedness limited to USD 710 million, to the new company. Our share of the investment in Tong Yang Cement in 2002 amounted to 48 million euros.

      Lafarge Halla Cement sold 7.2 million tonnes of cement in South Korea in 2002 compared to 6.5 million tonnes in 2001 and 5.8 million tonnes in 2000 (2.9, 2.6 and 2.3 million tonnes in 2002, 2001 and 2000 respectively on the basis of our percentage on interest). Our major competitors in the country are Ssanyong, Sungshin, Hyundai and Hanil.

      Philippines. In 2002, the Philippines represented approximately 16.8% of our cement sales in Asia Pacific. We operate in the Philippines through our wholly-owned subsidiary Lafarge Philippines and its holdings including those acquired with the acquisition of Blue Circle. We believe, based on our experience in this industry, that our holdings constitute together the largest producer of cement in the Philippines. We first entered the Philippines in 1998 when we acquired interests in both Continental Operating Corporation and South East Asia Cement Holdings Inc. (Seacem) whose principal plants are located on the island of Luzon near Manila. The four cement plants in which we acquired interests through the Blue Circle acquisition are located to serve metropolitan Manila, northern and southern Luzon, Visayas and Mindanao.

Back to Contents

      Cement consumption in the Philippines is low by Asian standards, however, we estimate cement consumption has been growing at an average rate of over 7% per annum over the last decade and according to Global Cement Report estimates, the total cement market amounted to approximately 10.9 million tonnes in 2002. In 2002, we estimate that the domestic market grew significantly.

      We sold 3.7 million tonnes of cement in the Philippines in 2002 compared to 2.0 million tonnes in 2001 (as with the rest of the former Blue Circle operations, sales in 2001 only represent the period consolidated from July 11, 2001 onwards) and 1.6 million tonnes in 2000. Our major competitors in the country are Holcim and Cemex.

      Bangladesh. In Bangladesh we conduct our operations through our majority owned subsidiary, Lafarge Surma Cement. After completing the initial site work in 2001, we are currently finalizing turnkey contracts for the construction of a 1.2 million tonnes greenfield plant on the Surma river for a total estimated project cost of 260 million euros. We expect the new plant to be financed, in part, through project financing arrangements with a syndicate organized by the World Bank and the Asian Development Bank.

      Indonesia. We operate in Indonesia through P.T. Semen Andalas of which we acquired control in 1994. Our plant is located in Aceh at the Northern tip of Sumatra. Our major competitors are Gresik (in which Cemex has a 25.5% interest), Indocement and Cibinong (in which Holcim has an equity interest of about 77%). We sold 1.2 million tonnes of cement in Indonesia in 2002 compared to 1.1 million tonnes in 2001 and 0,9 million tonnes in 2000.

      China. We currently have two cement plants serving the Beijing market which we operate through our majority owned subsidiaries Beijing Chinefarge Cement Ltd. and Beijing Shunfa Lafarge Cement. We acquired our Shunfa plant in early 2002. The Chinese state development investment company and a Chinese cement company respectively hold 15% and 20% of Beijing Chinefarge Cement, and a local Chinese partner holds 30% of Beijing Shunfa Lafarge Cement. We have just completed the construction of a 1.4 million tonnes integrated cement plant in Chengdu in the Sichuan province and commenced commercial operations in mid 2002. The plant was financed, in part, through project financing arrangements with the World Bank.

      We have also announced the signature of an agreementto purchase a 70% stake in the share capital of a cement plant in Chongqing, a town also situated in the Sichuan Province, and submitted the related joint-venture contract to the relevant Chinese authorities for regulatory purposes in January 2003. In addition to the acquisition cost of USD 30 million Lafarge is to invest USD 20 million in 2003 and 2004 in order to modernize the plant and double its annual production capacity to 1.2 million tonnes.

      Japan. In September 2001, our majority-owned subsidiary, Lafarge Japan Holding, paid 70 million euros for a 39.4% of the equity of a new company, Aso Cement, Co. Ltd., which took over Aso Corporation’s cement related business assets, including two plants in Kyushu with a combined cement capacity of 3 million tonnes. We account for our 22.45% ownership interest in Aso Cement, Co. Ltd. using the equity method.

Trading Activities

In order to increase our international sales and explore new markets without the necessity of immediately making investments in new production facilities, we created our Cementia Trading subsidiary, a separate entity within Lafarge that focuses on cement trading. Through Cementia Trading we purchased and sold approximately 7.1 million tonnes of cement and clinker in 2002 (these volumes are included in the volumes reported sold by geographic zone above). Approximately 55% of this amount consisted of exports from our operations, including those in Greece, Malaysia and Romania, and the rest was purchased from third parties in Thailand, Indonesia,Venezuela and Saudi Arabia. Our trading network also enables us to distribute cement from countries where we have excess capacity to regions around the world where it is in demand. This helps us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclical nature of the cement industry. Our trading activities constitute a fundamental part of our strategic goals by allowing international development through careful, calculated steps, while at the same time satisfying worldwide demand where required.

Back to Contents

Capital Expenditures

      Cement is a capital intensive business. In the periods ended December 31, 2002, 2001 and 2000 our capital expenditures in the Cement division related to the on-going upgrading and modernization of existing industrial operations around the world and on organic growth through the building of new production facilities totaled 656, 883 and 557 million euros, respectively. We also invested approximately 1,337 million euros in the three-year period on various acquisitions that expanded our market and geographical presence. These exclude our acquisition of Blue Circle, for a combined total of 5,322 million euros and of 10% of the equity of Cimpor, the leading cement company in Portugal, for approximately 311 million euros in 2000. Our capital expenditures in the Cement division accounted for approximately 56.1% of our overall capital expenditures in the three-year period.

      The principal investments (in excess of 20 million euros) in the three-year period from 2000 to 2002 for the modernization or replacing of existing plants and equipment included:

•	North America: increased capacity at the former Blue Circle Roberta plant (Alabama) (2001 & 2002), increased capacity at the Sugar Creek plant (Missouri) (2000, 2001 & 2002), increased capacity at the Richmond plant (British Columbia) (2000) and construction of slag production and grinding facilities in Chicago (2000, 2001 & 2002)
•	Central Europe: conversion from fuel oil to pet coke usage in two plants in Romania (2000), construction of a new production line (dry process) in Kujawy, Poland (2001 & 2002)
•	Mediterranean Basin: modernization of two plants in Morocco at Bouskoura and Meknes (2000 & 2001)
•	Sub-Saharan Africa and Indian Ocean: increased capacity at the former Blue Circle plant at Ewekoro in Nigeria (2001 & 2002)
•	Latin America: renovation of our plant in Ocumare, Venezuela (2000)
•	Asia Pacific: modernization of one plant in the Philippines (2000).

      We are also constructing a new greenfield plant in Morocco at Tetouan, which we expect start operations in September 2003, in order to serve the northern region of the market. In Bangladesh, we plan to start construction of the plant in Chattak this year, and we expect it to be ready for operation by the end of 2005. Our new greenfield plant in China (Sichuan province) started commercial operations in mid-2002.

      In 2003, the level of our capital expenditures will depend on general market conditions. We expect capital expenditures in the division to total approximately 450 to 580 million euros, excluding new acquisitions. We intend to invest in projects that maintain or improve the performance of our plants. Our 2003 capital expenditures include portions of the cement plants and facilities in Morocco, Bangladesh and China. We also intend to take advantage in 2003 of selected acquisition opportunities.

      We financed our capital expenditures in all of our divisions with operating cash flows which totaled 1.8 billion euros, 1.8 billion euros, and 1.5 billion euros in 2002, 2001 and 2000, respectively, while investments (capital expenditures and acquisitions net of proceeds of disposals) reached 0.8 billion euros, 4.7 billion euros and 2.4 billion euros, respectively. The difference was funded through the divestments already mentioned and additional debt financing.

Back to Contents

Aggregates & Concrete

      With sales of approximately 4.8 billion euros Aggregates & Concrete (including sales of our asphalt, road contracting and pre-cast concrete products) contributed 32.6 % of our sales in 2002 and 15.8% of our operating income on ordinary activities. The Aggregates & Concrete division's after tax return on capital employed in 2002 was 6.7%. At December 31, 2002, we had 21,069 employees in the Aggregates & Concrete division.

      Lafarge is a leading international supplier of aggregates, asphalt and ready mix concrete. On the basis of the volumes of concrete and aggregates sold in 2002, we estimate we are the world's second largest producer of aggregates and ready mix concrete with significant market positions in Western Europe and North America. At December 31, 2002 the companies we consolidated (global and proportionate) operated 674 quarries and 1078 ready mix concrete plants in 23 countries. In addition, we also produce asphalt and pre-cast concrete products and we are active in road contracting and surfacing in North America and the United Kingdom.

      In 2002, the companies we consolidated (global and proportionate) had sales volumes of 206.9 million tonnes of aggregates and 35.4 million m3 of ready mix concrete. Taking into account 100% of the sales volumes of the companies we consolidate proportionally and the sales volumes of our equity affiliates, total volumes sold would have been 224.7 million tonnes and 40.6 million m3 respectively in 27 countries.

      We manage our aggregates, concrete and asphalt businesses in the same division because:

•	the customer bases for these three product lines are similar,
•	logistical constraints inherent to these businesses require the service of local markets through large numbers of operational units, and
•	it is generally most efficient to produce ready mix concrete and asphalt at our aggregate quarries as this co-location allows us to share management, equipment, services and marketing and reduces our logistic costs, thus reducing our overall production costs.

      We initially entered the ready mix concrete business as part of our strategy to vertically integrate our cement operations and subsequently expanded upstream into aggregates. Ready mix concrete producers are the largest consumers of cement in some of the major markets in which we are present. Vertical integration was pursued to better manage distribution channels, and to give us direct contact with the end-users of cement. We expanded into aggregates to secure the supply of raw materials and to profitably exploit our core competences in the geological, operational, environmental and regulatory aspects of quarrying operations which we had acquired through our cement operations. We have now expanded into asphalt in North America and the United Kingdom and this provides further outlets for our aggregates resources in a less cyclical business. Our goals for the coming years are to pursue a growth strategy in aggregates in developed countries and to improve our operational performance.

      The table below indicates the breakdown of our sales by destination in 2002, 2001 and 2000:

	Aggregates and Concrete Sales(1) by Destination Year ended December 31,

Geographic Area	2002		2001(2)		2000

	(in million euros, except percentages)
Western Europe	1,856	38.9%	1,770	36.8%	1,661	44.6%
North America	2,405	50.4%	2,594	54.0%	1,664	44.7%
Other Zones	507	10.6%	442	9.2%	400	10.7%

Total	4,768	100.0%	4,806	100.0%	3,725	100.0%

(1)	Including sales of our asphalt, road contracting and pre-cast concrete products.
(2)	Including the former Blue Circle operations from July 11, 2001.

Back to Contents

General Information Regarding Our Products, Industry and Markets

Our Products

      Aggregate (sand, gravel and crushed rock) is used as a base material in roads, landfill and buildings and as raw material for concrete, masonry, asphalt and many industrial processes. In North America and the United Kingdom we also produce asphalt, which consists of dried aggregate mixed with a binding medium of 5-10% of heated liquid bitumen, a by-product of the petroleum refining process. Asphalt is used for road surfacing and paving and we act as road surfacing contractors.

      Ready mix concrete (a blend of aggregate, water, cement and chemical admixtures) is used for a variety of applications from curbs and sidewalks to foundations, highways and buildings. Currently, we market a wide range of concrete mixes from industry standard mixes, with good tensile strength and durability, to specialty concretes which, for example, offer customers ease of placement under various weather or construction conditions, cost efficient/fit for purpose products and products with specific technical qualities. We have research and development resources dedicated to providing differentiated concrete mixes for specific purposes, and have recently developed two new products; Agilia®, which offers clients such qualities as superior coverage and filling abilities, self-leveling surfaces and enhanced durability and appearance, and Ductal® which is a ductile concrete, meaning it can “bend” without breaking, and which has ten times the compressive strength of traditional concrete. In North America and the United Kingdom we also produce pre-cast concrete products. Our pre-cast concrete products include paviers and paving slabs used in sidewalks and drives and concrete building blocks for residential and commercial construction.

Who buys the products of our Aggregates & Concrete division, our customer orders and backlog?

      Our products are generally supplied at a local level directly to the end user and we sell to thousands of unaffiliated customers. Our customers for aggregates include ready mix concrete producers, manufacturers of pre-cast concrete products (pipes, curbs, building blocks, block pavers), asphalt producers, road contractors, masons and construction companies of all sizes. Aggregates also have numerous industrial applications and specialty aggregates are used, for example, by the steel industry and by numerous industrial, agricultural and manufacturing sectors. The primary customers for ready mix concrete and pre-cast concrete products are construction and road contractors of all sizes from major international construction companies to small residential builders, farmers or do-it-yourself enthusiasts. Asphalt is sold to road contractors for the construction of highways, driveways and parking lots and directly to state and local authorities.

      We have no exclusive distribution or long-term supply contracts for ready mix concrete, pre-cast concrete products or asphalt, other than supply contracts to specific jobs which have been the subject of competitive tender. These are generally made on the basis of competitive prices in each market area, pursuant to telephone or written orders from customers on short notice who purchase quantities sufficient for their requirements. With regard to aggregates, we do have some requirements contracts for specific production plants manufacturing ready mix concrete, asphalt and pre-cast concrete products. These contracts tend to be negotiated annually. The amount of backlog orders, as measured by written contracts, is normally not significant.

Where do we get our aggregates and what are our reserves?

      There are essentially three primary sources of aggregates: land-won sand and gravel, hard rock and marine sand and gravel. The production of recycled (recycled concrete or asphalt) and secondary (such as steel or mine waste) aggregates is also increasing. In 2002 approximately 59% of our production was hard rock and 41% was sand and gravel.

      The different types of aggregate are generally substitutable, depending on their uses and the corresponding physical specification requirements (granularity, hardness, etc). The choice of aggregate for a particular purpose also depends largely on the local geology or availability. In certain areas only one or two types of aggregate will be readily available. As aggregates are expensive to transport relative to their price, the cost of transport will generally limit the availability of aggregates to what is readily accessible in the local area.

Back to Contents

      The aggregate manufacturing process varies slightly depending on whether crushed rock or sand and gravel are used. The rock (usually either limestone or granite) is blasted from quarries and then crushed, ground and screened to meet end user specifications. Sand and gravel requires less crushing but as with rock also requires grading and screening to different sizes (generally 8mm to 80mm). Rock particularly can have different hardness and crushing characteristics which makes it suitable for higher specification uses (e.g. road building).

      We currently estimate that we have control of approximately 9.2 billion tonnes of proven and authorized aggregates reserves in 2002. We have sustained the level of our reserves through various acquisitions and successful permit applications. We believe that the quantities of proven and authorized reserves at our aggregates facilities are sufficient to result in an average life in excess of 35 years at present operating levels. We also have access to considerable aggregate reserves for which we have either not yet requested or not yet received an extraction permit. We expect to gain the necessary permits for a significant portion of these in due course.

How are our ready mix concrete and pre-cast concrete products made and what are the costs of production?

      Ready mix concrete generally consists of approximately 85 to 90% of dried aggregate which is combined with water and with 10-15% of cement and other cementitious substitutes that acts as a binding medium. Ready mix concrete is produced at light industrial plants. The plants comprise storage facilities for the main raw materials and equipment for combining the dry materials to the required specification. The concrete is either mixed at the plant or in special mixer trucks. One cubic meter in volume of ready mix concrete can be mixed utilizing standard machinery in about three minutes.

      Special additives may be included to give concrete a particular quality. Computerized systems add requisite quantities of additives such as retarding or accelerating agents plus water during the mixing process. For example, one of the key ingredients of our patented Ductal® concrete is strands of metallic or organic fibers, which are a key component in its extraordinary compression and traction strength.

      Ready mix concrete also has a service aspect involving the on-time delivery of the quantity and quality of product ordered at the location specified by the customer. This aspect of the business requires significant logistical know-how. In a typical ready mix concrete plant raw materials will comprise about 85% of total production costs. Raw material prices can vary considerably between the various markets in which we operate. Over half of the raw material costs relate to cement and in our ready mix concrete operations we have expended great efforts in adjusting our formulations to optimize our raw material usage for a given standard of concrete. Cement prices have not been volatile in our major markets in Western Europe and North America. In order to achieve greater flexibility and better control over our transportation costs we have increasingly moved toward subcontracting our transport operations and we now subcontract approximately 90% of our ready mix concrete transportation outside of North America.

      In the manufacture of pre-cast block paving and concrete blocks the concrete is normally manufactured on site near a source of aggregates and both the paving units and the blocks are formed using mould boxes. The material is compacted either by pressure or vibration or a combination of the two. The paving and blocks are sold in standard sizes, which can vary between markets and the types of block are further differentiated according to their end use primarily by the materials from which they are manufactured: naturally occurring aggregates in the case of dense aggregate blocks, blast furnace slag/clinker or artificial aggregates in the case of light aggregate blocks and pulverized fly ash or sand in the case of autoclaved aerated blocks.

How is our asphalt made?

      Asphalt, like ready mix concrete, is produced at light industrial plants. The plants comprise storage facilities for the main raw materials (bitumen and different grades of aggregates), equipment for combining and hot mixing the materials to the required specification and computerized systems for the addition of the requisite quantities of bitumen whilst the ingredients are mixed. Our asphalt plants range in output from 5,000 to 500,000 tonnes per year. Generally, asphalt consists of approximately 90 to 95% of dried aggregate with 5-10% of heated liquid bitumen that acts as a binding medium. Bitumen is a by-product of the petroleum refining process the price of which is tied to oil prices, which can be volatile.

Back to Contents

Our markets and industry

      General. We have built up our aggregates and ready mix concrete businesses over a number of years but the most significant growth came with our acquisition of Redland in 1997 which almost doubled the size of our business. In addition, we often acquire new concrete and aggregate operations in connection with a cement acquisition. We endeavor to restrict our concrete and aggregate operations to countries where the nature and enforcement of regulations ensure that we are operating on a “level playing field” . We seek to avoid operating in countries where regulations are not enforced or non-existent and where local operators are not obliged to follow the same environmental and labor standards thus giving them an unfair competitive advantage.

      In the Western European and North American markets, where we have the bulk of our operations, the levels of aggregates, asphalt and ready mix concrete demand at a national level generally move in line with the consumption of cement. Demand is seasonal and tends to be less in the winter months in temperate countries and in the rainy season in tropical countries.

      As with cement, the aggregates, asphalt and concrete industries are cyclical and dependent on the level of activity in the construction industry and level of public infrastructure spending. However, it is not economical to ship aggregates over large distances and ready mix concrete and asphalt cannot be transported over distances that involve more than about one hour of traveling time. Furthermore, apart from a few “specialized products” , aggregates, asphalt and ready mix concrete are essentially viewed as a commodity. Brand recognition and loyalty thus play little role in sales of any of these products. The determining factors in the selection of an aggregate, ready mix or asphalt producer are thus locality, quality, reliability of service and price rather than brand. Demand for all of these products is very fragmented as choice of provider and supply takes place within a local market. Demand for aggregates, concrete and asphalt thus depends on micro-market conditions and can vary dramatically within a national market.

      Aggregates. The competitive situation in aggregates is favorable to incumbent producers, as the opening of new aggregate sources is constrained by environmental and planning laws in many countries. Aggregate producers do frequently have a competitive advantage in those local markets where there are limited aggregate reserves. Nevertheless, substantial aggregates capacity is already in operation in most markets. Additionally, to the extent that new permits can be obtained and deposits are available, moderate capital investment is required to bring additional aggregate sources into production.

      We estimate that the cost of a new plant and equipment to extract and process industrial minerals for a typical small quarry with an output of 250,000 to 500,000 tonnes per annum would be of the order of 2 million euros. With a large quarry with an output in excess of 1 million tonnes per annum costs would rise to 7 to 25 million euros while a super quarry may cost in excess of 45 million euros. These figures exclude site and mineral costs.

      We believe we have a strong competitive position in aggregates. Our market positions and operational expertise enable us to optimize returns from our investments. We are continuously seeking to improve our operational performance through performance improvement programs. We believe our knowledge of the construction markets enables us to ensure that we acquire only well located reserves and businesses and we believe that our environmental reputation for responsible land restoration enables us to obtain new permits more easily and encourages landowners to deal with us as operator of choice.

      Ready mix concrete. Ready mix production has relatively few barriers because of the low capital outlay required and the fact that the raw materials are generally plentiful and competitively priced. The concrete business in each micro market thus tends to be price constrained by the ability of competitors to quickly bring new capacity to market.

      In each country in which we operate we aim to place our ready mix concrete plants in clusters in each micro market in which we operate in order to optimize our delivery flexibility, capacity and backup capability. The capacity of our plants varies depending upon market circumstance from 5 to 300 thousand m3. We evaluate each micro market in which we operate periodically and dismantle and move plants to locations where they can be used more profitably if we find a micro market is suffering from overcapacity or a falling market.

Back to Contents

Recently we have increased the number of mobile plants we operate since these plants can be moved more easily and have the flexibility to be placed on temporary sites (including our clients' sites) to meet local peaks in demand.

      We believe that developing new ready mix concrete products, such as Ductal ® and Agilia ®, will enable us to increasingly compete on the basis of quality and product differentiation. We also believe that by providing better technical support and service than our competitors we can differentiate ourselves on the basis of level of service and charge a corresponding premium. Our performance improvement program in our ready mix concrete operations has continued to provide benefits of improved performance as through its ongoing implementation.

      Asphalt. As with ready mix concrete, it is essential to deliver asphalt in usable form to the customer within a short period of mixing and customer sites are thus generally located within relatively short distances of the asphalt plant. The asphalt will usually be mixed from early morning and throughout the day for delivery to the road construction site at intervals to enable the contractor to maintain a steady flow of work. Sales are on the whole made directly between the asphalt producer and the customer, with only very limited use of intermediate distributors or agents since prompt and reliable delivery in insulated vehicles is a key element of the service provided by asphalt companies to their customers. We subcontract delivery of the asphalt to “owner/operators” who provide a full haulage service. However, asphalt has a higher entry cost requirement than ready mix concrete as the capital cost of a typical asphalt plant is around 1.2 million euros in comparison to 400,000 euros for a ready mix concrete plant.

Our Geographic Markets

Our major markets in Western Europe are France and the United Kingdom, which represented approximately 48.7% and 32.5%, respectively, of our Aggregates & Concrete sales in this area in 2002. We are also present in Germany, Austria, Greece and Italy and through a joint venture with RMC in Spain and Portugal. In North America our primary markets are in Eastern and Western Canada, Colorado, New Mexico, Kansas, Louisiana, Missouri, Ohio, Maryland, Pennsylvania, West Virginia, Wisconsin, Georgia and Alabama. We also have operations in Turkey, South Africa, Poland, Romania, Hungary, the Middle East, Morocco, China, Malaysia and Singapore. In Central and Southern America we have operations in Brazil, Venezuela and Chile.

      In aggregates and ready mix concrete we regularly acquire small independent operators. From time to time we acquire larger operations when the opportunity arises and, additionally, assume control of aggregates and concrete assets which have been acquired via larger cement acquisitions. For example, the Blue Circle acquisition in 2001 brought not only significant aggregates and ready mix positions in Georgia and Alabama in North America, but also positions in Greece, Malaysia, Singapore and Chile.

      In 2002 we disposed or shutdown most of our ready mix concrete plants in Germany in reaction to several years of market shrinkage. We also downsized our ready mix concrete presence in Brazil and Greece.

      The following table shows our volumes and number of sites, broken down by geographic area, for 2002. The sales volume figures we have provided for each country or geographic zone are the total volumes sold in each particular country or zone by all of our consolidated subsidiaries, including volumes sold to our other divisions and adjusted to reflect our percentage of interest in our proportionally consolidated subsidiaries.

Back to Contents

	Number of Sites		Volumes Sold in 2002

Geographic Area	Aggregates	Ready mix concrete	Aggregates	Ready mix concrete

	At December 31, 2002		(in million tonnes)	(in million m3)
Western Europe	216	560	71.7	14.8
France	133	252	43.2	6.5
United Kingdom	57	105	17.7	2.2
Spain/Portugal*	20	159	8.9	3.6
Greece	3	27	1.5	1.6
Other	3	17	0.5	0.9
North America	385	294	117.9	10.7
Canada	283	157	58.6	6.1
United States	102	137	59.3	4.6
Other Zones	73	224	17.3	9.9
South Africa	20	40	4.4	1.3
Brazil	4	43	2.3	0.7
Chile	2	33	2.1	1.7
Malaysia/Sing.	1	42	—	3.2
Turkey	4	26	2.4	2.0
Other	42	40	6.1	1.0

Total	674	1,078	206.9	35.4

*	Our Spanish and Portuguese operations are conducted through a joint venture with RMC plc.

      In North America, Western Europe and in emerging markets, we face competition from numerous independent operators. However, the aggregates industry in particular has started to consolidate and we face competition from regional and international producers such as Vulcan Materials and Martin Marietta Materials in the United States and Hanson and CRH internationally. In the United Kingdom this process of consolidation has reached the stage where the five major producers control approximately 75% of the market.

      In ready mix concrete the tendency towards consolidation is less pronounced but we still face competition from firms such as RMC, HeidelbergCement, Holcim, Hanson, CRH and CSR both in North America and internationally. Our strategy of vertical integration of concrete and cement operations has also been followed by our major competitors in the cement markets such as Holcim, Cemex and CRH and in the other direction by RMC.

Capital Expenditures

      Capital expenditures in the periods ended December 31, 2002, 2001 and 2000 in the Aggregates & Concrete division related to the on-going upgrading and modernization of existing industrial operations around the world and on organic growth through the building of new production facilities totaled 204 , 256 and 222 million euros. We also invested approximately 483 million euros in the three-year period on various acquisitions that expanded our market and geographical presence. Our capital expenditures in the Aggregates & Concrete division accounted for approximately 18.3% of our overall capital expenditures in the three-year period.

      Due to the micro-market nature and low capital cost of the aggregates and concrete industry, there were no individual investment projects in Aggregates & Concrete which exceeded 20 million euro in the three-year period from 2000 to 2002.

      In 2003, the level of our capital expenditures will depend on general market conditions. We expect capital expenditures to total approximately 170 to 240 million euros, excluding new acquisitions.We intend to invest in projects that maintain or improve the performance of our plants. We also intend to take advantage in 2003 of selected acquisition opportunities.

      For information about our financing of capital expenditures, see “Capital Expenditures ― Cement” above.

Back to Contents

Roofing

      In 2002, sales of the Roofing division amounted to approximately 1.5 billion euros. Roofing represented 10.5% of our sales in 2002 and 6.2% of our operating income on ordinary activities. The Roofing division's after tax return on capital employed in 2002 was 4.2%. At December 31, 2002 we had 12,102 employees in the Roofing division.

      We acquired our roofing business in December 1997 as part of our acquisition of Redland and we believe, based on our experience in this industry, we are the world’s largest producer of concrete and clay roof tiles. At the end of 2002, the companies we consolidated (global and proportionate) operated 159 production sites in 32 countries. Including the companies we account for by the equity method, our roofing operations consisted of 208 production sites in 38 countries. We are principally based in Western Europe (which represented 75.6 % of our sales in 2002) but we are also present in North America, through a joint venture with Boral, which represents 7.9 % of our total roofing sales, and are expanding into other regions including Asia Pacific, which currently represent 16.5 % of our sales.

      We estimate we provide enough roofs tiles to cover around 1.6 million buildings per year and the companies we consolidated (global and proportionate) sold 127.3 million m2 of concrete roof tiles, 24.7 million m2 of clay roof tiles and 2.7 million meters of chimneys in 2002. Taking into account 100% of the sales of the companies we consolidate proportionally and the sales of our equity affiliates, total volumes sold in 2002 at 100% would have been 171.9 million m2 of concrete roof tiles, 38.7 million m2 of clay roof tiles and 2.7 million meters of chimneys, respectively.

      Our goals for the coming years are to consolidate our positions in Europe in concrete roof tiles, clay roof tiles and roofing components and to develop progressively in emerging countries.

      The table below indicates the breakdown of our sales by destination in 2002, 2001 and 2000:

	Roofing Sales by Geographic Area Year ended December 31,

Geographic Area	2002		2001		2000

	(in million euros, except percentages)
Western Europe	1,162	75.6%	1,261	79.4%	1,341	79.6%
North America	121	7.9%	131	8.3%	121	7.2%
Other Zones	255	16.5%	193	12.2%	222	13.2%

Total	1,538	100.0%	1,585	100.0%	1,684	100.0%

      We have a significant presence in emerging markets (we define emerging markets as our Other Zones excluding Japan, Australia and New Zealand).

Our Roofing Products and Their Applications

      Our roofing products are designed for pitched roofs. Pitched roofs are the traditional form of European roofing and predominate in the residential market in Western Europe and North America. Pitched roofs are generally covered with tiles, shingles, metal sheets, metal tiles or fiber cement. Flat roofs are most commonly used in commercial buildings, but are also used in some residential structures, such as the row houses of the U.S. Eastern seaboard cities. Flat roofs are normally covered with roofing felt and tar and products designed for pitched roof are not common on flat roofs.

      A pitched roof is generally far more expensive to install than a flat roof both in terms of materials and labor costs but has a longer life expectancy, with clay or concrete tile roofs lasting up to 50 years as compared to the 10-15 year average for a flat roof.

      Roofing material markets are characterized by regional needs and traditions. Climatic conditions and historic availability of building materials have led to a diversity of building traditions between regions.

Back to Contents

Depending on the region, not only do the pitch and construction of the roofs vary, but also the profile, material and color of the roofing materials. In Europe, concrete and clay tiles dominate the pitched roof market, but the style of tile varies considerably between each country. In North America the market has traditionally favored low-cost, easily installed cladding materials such as asphalt shingles for pitched roofs, which have a shorter life span.

Roofing Products. Our roofing products represented approximately 89.2 % of our total sales in the Roofing division worldwide. We offer a line of products that comprise entire roofing systems providing complete solutions for pitched roofs including:

•	Roof tiles. Sales of roof tiles represent approximately 68.1% of our overall sales in roofing. Through innovation in production and coating technology, we offer a wide spectrum of shapes, profiles, surfaces and colors, to meet varying aesthetic, quality and durability demands. Recent innovations include improved dirt-repellant surfaces, longer color durability, expanded color offerings, as well as larger sizes of tiles to achieve greater construction efficiencies on-site. There are generally two varieties of materials for roof tiles: concrete and clay.

•	Concrete tiles. Concrete tiles represent approximately 51.5 % of our overall sales in the division. Our concrete tiles range from classic red monocolored polymer coated tiles to premium tiles, which have the same appearance as traditional clay designs, wood shingles and slates. The principal advantages of concrete are its durability, its general cost-effectiveness and the widespread availability of raw materials for its manufacture. Concrete roof tiles are used worldwide, particularly by residential building contractors. Usually, ten concrete tiles are laid per m2, but there can be as few as seven tiles per m2 for larger sizes or as many as 60 in the case of small format plain tiles.

•	Clay tiles. Clay tiles represent approximately 16.6 % of our overall sales in the division. We offer a variety of sizes and surfaces of clay tiles, ranging from large format tiles (10-13 tiles per m2) and medium-size and light profile tiles (13-17 pieces per m2) to small format tiles (20-60 pieces per m2). In addition, we offer a variety of surface finishes, ranging from mono-colored to multi-colored tiles that simulate the effect of old tiles, as well as premium-glazed tiles.

•	Roofing Components. Sales of roofing components represent approximately 21.1 % of our overall sales in the division. In order to provide complete roofing solutions, we also offer a range of complementary products and services to our customers. These include a large number of components and accessories that cover all functional aspects of roof construction, such as safety gratings, snow guard tiles, ventilation underlays, skylights, and prefabricated roof elements. In addition, we also offer photovoltaic and solar thermal installations that generate electricity and warm water, respectively. In 2001, we acquired the metal roof tile producer Kami, with operations in Scandinavia and Eastern Europe and, since 2002, in the United Kingdom.

      Chimneys. Sales of chimneys represent approximately 10.8 % of our overall sales in the division. Based on internal estimates, we believe, based on our experience in this industry, we are currently the leading manufacturer of chimney systems in Europe, offering both ceramic and steel models.

      Our chimney products can be divided into two principal categories: mineral-based, or ceramic, systems and metal-based, or steel, systems. Our product range in ceramic chimneys comprises ready-to-install insulated chimneys (comprising flue liner, insulation and blockstones) and ventilation systems as well as a fully developed range of complementary accessories. We also offer restoration products for chimneys and steel chimney systems in Italy. We manufacture approximately 88 % of our chimney products in our own factories.

      Recent innovations include multi-wall insulated chimneys with cavity ventilation that prevent against moisture damage, and isostatic ceramic liners that are more resistant to temperature variations.

Back to Contents

Where and how our roofing products are manufactured and our raw materials

      Concrete tiles. Concrete tiles are manufactured out of sand-based concrete mix by extrusion onto individual molds or pallets. Several layers may be added, by extrusion or other means, to obtain a variety of surface textures and colors on the weather side of the tiles. Once dried, the tiles are removed from the molds and after two to four weeks of curing are ready for installation. Our simple tiles are made out of a single layer of concrete whereas several layers of concrete may be used in our most expensive tiles. Raw materials amount to approximately 50% of our total production costs including depreciation, and we have spent a great deal of effort on improving our formulations to optimize our use of raw materials as well as introducing practices to improve the quality of our finished products. Based on historic trends we do not consider the prices of these raw materials to be volatile. Depreciation, direct labor and fixed costs represent about 47% of our total production costs. Energy represents less than 3% of our total production costs.

      At December 31, 2002, the companies we consolidated (global and proportionate) operated 102 production sites devoted to the manufacture of concrete tiles, with a total maximum capacity based on full shifts of 540 million m2. The average capacity of our plants is 5.3 million m2. We depreciate our new plants on a straight line basis over 20 years. The average capital investment for a new plant today would be between 4 and 20 million euros depending on the location, capacity, degree of automation and product range. Because of freight costs and design differences, most of our concrete tile plants are designed to supply a regional market.

      Clay tiles. Clay tiles are manufactured out of a mix of natural clays, molded under pressure and fired in a tunnel kiln at high temperatures. Various types of finishes can be achieved for different applications through surface coatings. The newer production processes (so called “H Cassette”) require significant capital investments, but result in higher quality tiles that can be produced in larger sizes. The quality and delivered cost (from the quarry to the plant) of clay is critical to the quality of end-product and cost performance of the plant. Ownership or control of high-quality clay deposits near the plant is determinative of the plant’s overall performance. However, raw materials costs are a smaller proportion of our costs than in concrete tiles, representing approximately 18% of our total production costs. Based on historic trends we do not consider the prices of these raw materials to be volatile. We either extract clay from our own reserves or have secured long-term supply contracts that endure over the expected life of the relevant plants. Depreciation, direct labor and fixed costs represent approximately 67% of our total production costs. Due to the use of kilns in manufacturing, energy costs are significant, amounting to about 15% of our total costs.

      At December 31, 2002, the companies we consolidated (global and proportionate) operated 23 plants devoted to the manufacture of clay tiles, with a total maximum capacity based on full shifts of 39 million m2. The average capacity of our plants is 1.7 million m2. The average capital investment for a new clay tile plant today would be approximately 40 to 50 million euros for a capacity of 2 million m2. We depreciate our new plants on a straight line basis over 20 years. The geographic reach of sales from a given plant is usually restricted by the design of tile which it produces and the geographic market for that design. Freight costs have less of an influence because of the higher prices charged for clay tiles.

      Roofing Components. We manufacture or purchase from manufacturers a variety of roofing components. Each production process is specific to the type of accessory.

      Chimneys. We have 19 production sites devoted to manufacturing chimneys, 6 of which are in Germany and the remainder of which are located in Europe. The total maximum capacity based on full shifts of our chimney plants is 6.3 million meters. Most of our mineral-based chimney products consist of a simple blockstone reinforced with a three-layered product comprising a ceramic flue liner, a mineral wool insulation and a light weight concrete blockstone. Our mineral-based chimney products are delivered either as single parts to be assembled by the mason on site or as prefabricated story-high chimneys which can be mounted on the site without specialists. Our metal-based chimneys are constructed mainly from stainless steel and small amounts of aluminum. The basic construction principles are the same as those used in the manufacture of mineral-based chimney systems.

      In addition, we offer all the accessories necessary to assemble a chimney on the building site, including a flue gas connection to the boiler, cleaning doors, condensate handling, chimney coverage, glue, mortar and top cover plate. These accessories are provided to the customer as prepackaged kits.

Back to Contents

Who buys our roofing products, our customer orders and backlog?

      We believe in establishing long-term relationships with our ultimate customers, the building owners, as well as the professionals who cater to them:

•	Home owners,
•	Roofing contractors,
•	Architects,
•	House builders and developers,
•	Housing associations,
•	Local government and planners,
•	Retailers and merchants,
•	Chimney constructors.

      In general, we distribute our products through building products merchants or specialized merchants based on current orders. Thus, we do not have a significant backlog. In the ordinary course of our business, we usually keep an inventory of finished products, in constant turnover, that represents on average slightly more than one month of sales, which is mostly due to the curing time of two to four weeks to achieve the required strength of the tiles depending on the region and climatic conditions.

Our Markets and Industry

      Producers of roofing products compete primarily on a regional basis and based on factors such as price, product quality and customer service. Concrete and clay tiles compete against a variety of products in different markets: asphalt shingles in the U.S. residential market, fiber cement and corrugated steel in the low-end residential segment of developing countries, fiber cement and metal in the non-residential sector worldwide, slate in the high-end residential segment in Western Europe and in the Northeastern United States. We envision market growth potential in developing countries in Asia, South America and Eastern Europe where construction activity is expected to increase and to a lesser extent also in North America.

      The demand for roofing products is linked to overall construction activity within a given region, population (measured by the number of households) and demographic growth, economic development and growth in average household income, climatic conditions, governmental regulations, insurance regulations (e.g. fire protection), and availability and affordability of land for new construction. In general, demand in developing countries tends to be driven in large part by utility and durability, whereas aesthetics tends to be a more significant factor in more developed countries.

      Western European markets are seeing a relative stable market for renovation while the new-built markets are declining in many countries. Also we are detecting a growing trend towards the utilization of clay tiles. While clay is generally more expensive than concrete, it is perceived as having greater decorative value. Clay roof tiles are increasingly being used in Northern Europe, mostly for upscale renovations of individual houses. Clay roof tiles are also the traditional roofing materials in Southern Europe, especially in the Mediterranean region, and Asia. It is therefore selected mainly for aesthetic reasons and to preserve architectural traditions.

      In the emerging markets where we operate, we have benefited from the substitution of tiles for less expensive corrugated metal and cement fiber products. Developing long-term solutions to improve appearance is critical if we want to maintain the competitiveness of our concrete tiles in these emerging markets.

      The seasonality of demand for roofing products parallels that of the construction industry at large. Demand is far more seasonal in areas with cold winters than in areas with more temperate climates. In our primary markets in Western Europe our sales are lower in winter than during the rest of the year.

Back to Contents

Who are our competitors?

      According to our own internal estimates, we believe, based on our experience in this industry, we are the clear market leader in Europe in pitched roofing products. Our principal competitors in Europe for pitched roofing products are Etex, Imerys, Terreal (Saint Gobain), Uralita, Koramic (the tile business of which will be acquired by Wienerberger in 2003) and Creaton. In the European market for chimneys, we believe, based on our experience in this industry, we are also the market leader, followed by Selkirk, Poujoulat, and Plewa.

      We believe, based on our experience in this industry, that our Monier Lifetile joint venture has more than 50% of the North American market for concrete tiles. However, we estimate that concrete and clay tiles represent only around 6% of the pitched roofing market in North America. Asphalt shingles represent over 85% of the total pitched roofing market in North America and the primary manufacturers are Owens Corning, GAF and Certain Teed (Saint Gobain). We are currently not present in the North American market for chimneys.

Our Geographic Markets

      In the discussion that follows, we describe market conditions and our competitive position in the principal geographic areas in which we operate. The sales volume figures we have provided for each country or geographic zone are the total volumes sold in each particular country or zone by our consolidated subsidiaries, including volumes sold to our other divisions and adjusted to reflect our percentage of interest in our proportionally consolidated subsidiaries.

      The following table illustrates our business operations by geographic zone at December 31, 2002:

	Number of Plants

Geographic Area	Concrete Tiles	Clay Tiles	Chimneys	Others

	At December 31, 2002

Western Europe	46	19	11	11
Germany	12	5	6	5
United Kingdom	9	1	1	1
France	5	4	0	0
Italy	9	4	1	1
Other Europe	11	5	3	4
North America	13	0	0	0
Other Zones	43	4	8	4
Eastern Europe	13	1	8	1
Asia/Pacific	20	2	0	3
Latin America	3	1	0	0
Africa /Indian Ocean	6	0	0	0
Mediterranean Basin	1	0	0	0

Total	102	23	19	15

Concrete and Clay Tiles and Roofing Components

Western Europe

      We believe, based on our experience in this industry, we are the market leader in Western Europe, which represented approximately 75.6 % of our total roofing products sales worldwide, and which is the first market where we established our presence. We sold 71.2 million m2 of concrete tiles and 23 million m2 of clay tiles in the region in 2002. Our four principal markets in this region are Germany, the United Kingdom, France and Italy.

Back to Contents

      In Germany, which represented in 2002 approximately 38.6 % of our roofing products sales in Western Europe, we have been facing declining volumes in concrete tiles and we have closed down three of our older plants in the past three years. These plant closures have allowed us to focus our operations on our most efficient plants and reduce our surplus capacity. We have also introduced new products such as our Star surface, a concrete tile with a smoother surface. In 2001, we restructured our German roofing business by merging our concrete and clay tile activities in a single organizational structure while retaining Braas and RuppKeramik as product brands. We have also expanded our roofing components activities with the acquisition of Kloeber, a large roofing accessories producer.

      We have restructured our operations in France, Italy and the Netherlands by closing down older small-scale plants while expanding capacity at our more modern operations and constructing a new clay tile plant in Southern Italy, that became operational in June 2001. In 2001, we acquired the metal roof tile producer Kami with operations in Scandinavia and Eastern Europe and, since 2002, in the United Kingdom. We are also present in Austria, Belgium, Denmark, Finland, Norway, Portugal, Spain, Sweden and Switzerland.

North America

      North America is our second most important regional market, after Europe, for pitched roofing products. In 2002, our sales of concrete roofing tiles and roofing accessories in North America accounted for 7.9 % of our total sales in roofing products worldwide. We operate in North America through our jointly controlled American subsidiary, Monier Lifetile LLC which was formed in 1997 as a 50/50 joint venture between Redland's subsidiary Monier Inc., which it had acquired in 1987 and Boral Lifetile Inc a subsidiary of Boral Limited of Australia. The company is the largest manufacturer of premium-quality concrete roof tiles in the United States. Currently, Monier Lifetile has 13 active concrete tile manufacturing plants in the continental United States, located principally in the Sunbelt states. A new plant in Denver was opened last year.

Other Zones

      Our most substantial presence is in Asia where we are present in Malaysia, Japan, China, Indonesia, Cambodia, Philippines, India and Thailand. We have been expanding our presence in Asia and we now have six concrete tile plants in China and we opened a new clay tile plant in Malaysia in 2002. In 2002, we and Cementhai Building Products (member of the Siam Cement Group) set up a joint venture for the manufacturing of clay roof tiles in Thailand. We have also been expanding into Eastern and Central Europe. In 2002, we opened a clay roof tile plant in Hungary. This is one of our main markets in this region beside Czech Republic, Poland and Russia. We also have operations in Bulgaria, Croatia, Estonia, Macedonia, Slovakia and Slovenia. We have a presence through sales/ administrative offices in Bosnia-Herzegovina, Latvia, Lithuania, Romania, Ukraine and Yugoslavia. We are present in South and Central America where we have started operating four new plants in Brazil in the last three years including our acquisitions in 2001 of the clay roofing tile business of Ceramica Laranjal Paulista and of a concrete plant. In total, we operate three concrete roof tile plants and one clay roof tile plant in Brazil. We also have extended our operations in Mexico through our investment in local companies. We have substantial operations in South Africa where we sold 5.6 million m2 of tiles in 2002. We began operations in Turkey in 1998 with the construction of a single concrete tile plant and we intend to expand our operations in Turkey in the future.

Chimneys

      Our Schiedel chimney business accounted for 10.8% of our total sales in the Roofing division worldwide. We believe, based on our experience in this industry, we are Europe’s leading chimney producer and we are four times the size of our closest competitor. We have production plants in 12 European countries and sales offices in 18 countries. We are the technical leader in ceramic chimneys in Europe.

Capital Expenditures

      Capital expenditures in the periods ended December 31, 2002, 2001 and 2000 in the Roofing division related to the on-going upgrading and modernization of existing industrial operations around the world and on organic growth through the building of new production facilities accounted for 88 million euros, 118 million euros and 144 million euros, respectively. We also invested 111 million euros on various acquisitions over the three-year period to expand our geographical presence and strengthen our product range. This excludes the acquisition of the minority shareholders of Lafarge Braas. Our capital expenditures in the Roofing division accounted for approximately 9.4% of our overall capital expenditures in the period.

Back to Contents

      The only investment in excess of 20 million euros in the three-year period from 2000 to 2002 for the modernization or replacing of existing plants and equipment was the construction of a new clay tile plant in Southern Italy which was completed in 2000 and became operational in 2001.

      In 2003, the level of our capital expenditures will depend on general market conditions. We expect capital expenditures to total approximately 65 to 95 million euros, excluding new acquisitions. We intend to invest in projects that maintain or improve the performance of our plants. We also intend to take advantage in 2003 of selected acquisition opportunities.

      For information about our financing of capital expenditures, see “Capital Expenditures ― Cement” above.

Back to Contents

Gypsum

      In 2002, our sales amounted to 1.1 billion euros. Gypsum represented approximately 7.8% of our sales in 2002 and 2.4% of our operating income on ordinary activities. The Gypsum division's after tax return on capital employed in 2002 was 3.6%. At December 31, 2002 we had 5,319 employees in the Gypsum division.

      On the basis of square meters of wallboard produced in 2002, we believe, based on our experience in this industry, we are the third largest manufacturer worldwide.We first entered into the market for gypsum products in 1931, with production of powdered plaster. We have since extended our product lines, and currently manufacture gypsum wallboard, gypsum plasters, plaster block, industrial plasters and anhydrite binders for self-leveling floor screeds.

      At December 31, 2002, the companies we consolidated (global and proportionate) operated 67 industrial sites in 22 countries. Of these, 33 were wallboard plants with a total production capacity of approximately 888 million m2, 31 were plants where we produced other plaster products, such as plaster, plaster block and jointing compound, and 3 were plants which produced paper. If all of the plants in which we have an equity interest are included, our gypsum operations include 75 industrial sites in 23 countries.

      Our goals for the coming years are to develop our presence in strong growth markets, to consolidate our position in the U.S. market, reduce costs and improve our marketing.

      The table below indicates the breakdown of our sales by destination in 2002, 2001 and 2000:

	Gypsum Sales by Geographic Area Year ended December 31,

Geographic Area	2002		2001		2000

	(in million euros, except percentages)
Western Europe	604	52.7%	602	56.2%	585	58.5%
North America	245	21.4%	169	15.8%	150	15.0%
Other Zones	297	25.9%	301	28.1%	265	26.5%

Total	1,146	100.0%	1,072	100.0%	1,000	100.0%

      We have been actively expanding our gypsum operations in emerging markets. We define emerging markets as those countries in our other geographical zones, excluding Japan, Australia and New Zealand. In 2002, we generated revenues of 235 million euros in emerging markets compared to 248 million euros in 2001 and 203 million euros in 2000. Emerging markets amounted to 20.5% of our total revenues in gypsum worldwide in 2002 compared to 23.1% in 2001 and 20.3% in 2000.

Our Gypsum Products and Their Applications

      The predominant gypsum product sold in the global market is gypsum wallboard or plasterboard. Gypsum wallboard, which represents approximately 70% of our sales of gypsum products, is used for both new residential and commercial construction and for repair and remodeling for:

•	partitions,
•	paneling,
•	linings, and
•	ceilings, etc.

      We believe, based on our experience in this industry, that renovation activities account for approximately 50% of our gypsum wallboard sales in 2002.

Back to Contents

      Gypsum wallboard was invented in the United States in the early 1900s but its widespread adoption in construction in North America and Europe has largely been a phenomenon of the last fifty years. It is available in standard sized sheets in a variety of thicknesses and qualities including special sheets for high humidity areas such as bathrooms. Due to its naturally low thermal conductivity, wallboard is an ideal insulating material, which is why it is used in interior walls. It also acts as a flame retardant and absorbs ambient sound. New technologies are being exploited to make boards stronger and more flexible. These changes mean that for the first time, gypsum wallboard is competing with such materials as concrete for commercial jobs.

      We manufacture over a thousand different types of gypsum wallboard system worldwide. We have introduced several innovations recently to our product range to improve their ease of use and range of applications. In 1995 in France we introduced Prégydéco, a wallboard that is delivered with a primer coat applied in the factory. This reduces the customers’ labor cost and eliminates the need to wait for the primer to dry. This product was then successfully introduced in the United Kingdom in 1999 as Predeco, and then in Poland in 2001, where it won a national award for innovation. In 2002, several new products and systems have been launched into various countries, such as new compounds to facilitate the application of our Deco line systems, new fire proofing plasters, new ceiling tiles, etc.

      Our other gypsum-based products, such as industrial plaster and gypsum blocks, which together comprise the remaining 30% of our activity in this sector, are adaptable to a wide variety of uses, ranging from a broad variety of decorative applications to soil conditioning in agriculture.

      We tailor our marketing efforts in gypsum products to the specialized needs of each market. This marketing effort involves exchanging products or adapting our products to various technical specifications unique to each market and to differences in American and European fitting habits and production standards.

Who buys our gypsum products, our customer orders and backlog?

      Our gypsum wallboard products are mostly sold through wholesalers, including:

•	general building material distributors,
•	specialist dealers,
•	lumber yards in the United States,
•	decorating companies in emerging markets, and
•	do-it-yourself home centers.

      Sales of gypsum wallboard products are made on the basis of competitive prices in each market area, generally pursuant to telephone orders from customers. We currently do not have any long-term supply contracts and at December 31, 2002 we had no significant backlog.

      Specifiers, like architects, also have a significant impact on the choice of the best partition or ceiling systems. Depending on the specificity of each country, each business unit develops dedicated promotion efforts.

Where and how our gypsum products are manufactured

      Gypsum is the common term for calcium sulfate dihydrate, a naturally occurring industrial mineral that is one of the more common minerals in sedimentary environments. Deposits of calcium sulfate dihydrate occur in many countries, namely the United States, Canada, France, Italy and Great Britain, which are among the leading producers. Gypsum can also be obtained as a by-product from chemical manufacture and from scrubbers of power plants. This so-called “synthetic” gypsum is increasingly being used in wallboard manufacture.

      Water molecules are physically locked inside the crystal structure of the gypsum molecule and when calcined it becomes a fine powder that, when mixed with water, can be applied in a plastic state which then sets and hardens by chemical recombination of the gypsum with water. Gypsum is unique because it is the only industrial mineral that can be calcined, and yet go back to its original state when rehydrated. It is this property which is exploited in the manufacturing process.

Back to Contents

      In the manufacture of wallboard:

•	gypsum rock or synthetic gypsum is fed into a dryer, where surface moisture is removed;
•	the material is ground to a flour-like consistency known as land plaster;
•	the land plaster is then calcined, or heated, into calcium sulfate hemihydrate, also known as stucco;
•	the stucco is blended with water and other ingredients in a mixer to form a slurry;
•	this slurry is extruded between two continuous sheets of paper at the forming station;
•	the product travels down a long line in order to give the stucco molecules time to rehydrate and recrystallize into gypsum;
•	as it travels, the gypsum crystals grow into each other and into the liner paper, giving the product 3-dimensional strength;
•	when the product has achieved initial “set” or firmness (approximately 3 minutes), the product is cut into lengths;
•	the individual boards are then dried in a kiln to remove excess water; and
•	the boards are packaged face to face and stored until ready for shipment.

Our Raw Materials and Production Costs

      Gypsum is a key raw material to wallboard production. To produce one square meter of wallboard, we need just under ten kilograms of gypsum. In 2002, we sold 560 million m2 of wallboard and used approximately 6.9 million tonnes of gypsum. We use both naturally occurring gypsum from our own quarries and synthetic gypsum, which is produced as a by-product in certain industrial processes, the main suppliers being coal-fired power plants.

      Our plants are designed primarily to use either natural or synthetic gypsum, but a synthetic gypsum plant can substitute natural gypsum for up to 30% of its raw materials and vice versa. Based on historic trends we do not consider the prices of these raw materials to be volatile. We use synthetic gypsum principally in some of our plants in the United States, South Korea, France, Germany and the Netherlands. We generally aim to situate our production sites as close as possible to supply sources to minimize transport costs, but in certain circumstances it is economical to transport natural gypsum long distances. For example, we supply our plants in the United Kingdom with natural gypsum from our quarry located in Spain.

      Our policy is to secure both our own natural reserves and long-term supply contracts for synthetic and natural gypsum in order to diversify our supply risk. At December 31, 2002, our consolidated companies operated 17 gypsum quarries worldwide including 11in Western Europe. We currently estimate we have approximately 115 million tonnes of proven and authorized reserves of gypsum worldwide. We estimate that we have an additional 170 million tonnes of identified reserves for which we expect to obtain authorization. In general, we obtain synthetic gypsum through long-term contracts that last approximately 20 years, most of which contain an option to renew. In certain cases, as a function of our supply needs and local market practices, we contract over shorter periods. We have contracts outstanding for the supply of over 55 million tonnes of synthetic gypsum over the life of the contracts. We believe our current supply of gypsum, both natural and synthetic, is adequate for present operating levels.

      Gypsum represents approximately 13% of our production costs and is a less significant input than paper in the manufacture of wallboard, which represents approximately 25% of our production costs. We mostly use recycled paper in our fabrication process, and produce 40% of the paper we use in wallboard production through our own paper mills in Sweden, France and the United States. Prices of recycled paper are volatile. Energy costs make up approximately 15% of the cost of production. We depreciate our wallboard plants on a straight line basis over 20 years.

The Gypsum Products’ Industry

      We believe, based on our experience in this industry, the total world gypsum wallboard market to be in excess of 5 billion m2 per year, with North America accounting for about half of the world's demand and industrialized countries about 85%. The gypsum industry is an integrated industry worldwide in which a few large companies,

Back to Contents

including our own, predominate. Today seven producers hold approximately 80% of the total market in a consolidating industry. These companies operate gypsum wallboard plants and usually own the gypsum reserves used in manufacturing the wallboard. They also sell gypsum for use in portland cement production, agriculture and other manufactured gypsum products.

      Our largest competitors in Europe are BPB of the United Kingdom and Knauf of Germany, and in the United States, U.S. Gypsum Corporation, National Gypsum, BPB and Georgia Pacific. After having acquired James Hardie’s Gypsum assets in the United-States in March 2002, BPB is now the same size as USG, the world's largest manufacturer of gypsum and wallboard, on the wallboard market worldwide.

      The gypsum wallboard industry is highly competitive. Producers compete on a regional basis and primarily on factors such as price, product quality and customer service. Producers whose customers are located close to their wallboard plants benefit from lower transportation costs, which is an important advantage.

      The demand for gypsum wallboard is closely linked to the gross national product of each of our markets and to construction methods employed. Wallboard penetration is higher in markets that employ advanced construction methods. In markets that use so-called “dry” construction processes (steel or wood materials), such as the United States, Japan and Australia, wallboard is used for fire protection, to keep installation costs down and for ease of assembly. The average consumption per person of gypsum wallboard in these countries is between 6 and 10 m2 . In Western Europe, where “wet” construction is more commonly used, i.e. construction using masonry (stone and brick materials), the average consumption per person of wallboard is between 3 and 4 m2.

      We envisage great market growth potential in developing countries where construction methods are expected to improve. Factors that stimulate market demand for gypsum products are high labor costs, necessitating simpler and less labor-intensive assembly methods. In Asia, Eastern Europe and South America wallboard consumption is currently at modest levels (less than 1 m2 per person), but growing rapidly at rates ranging from 8% to 15%. Gypsum wallboard demand is seasonal in North America, as it is tied to the level of construction activity which tends to be seasonal.

Our Geographic Markets

      In the discussion that follows, we describe market conditions and our competitive position in the principal geographic areas in which we operate. The sales volume figures we have provided for each country or geographic zone are the total volumes sold in each particular country or zone by our consolidated subsidiaries, including volumes sold to our other divisions and adjusted to reflect our percentage interest in our proportionally consolidated subsidiaries.

Western Europe

      In 2002, our sales in Western Europe accounted for 52.7% of our total sales in gypsum world-wide. Western Europe is the second largest regional market worldwide for wallboard, after North America. Our three principal markets in this region are France, the United Kingdom and Germany. Our total production capacity for wallboard in Western Europe was approximately 271 million m2 as of December 31, 2002 and we sold 206 million m2 in Western Europe in 2002.

      France. We operate in France through our wholly owned subsidiary, Lafarge Plâtres. We have four wallboard plants in France, one of which is designed to use primarily synthetic gypsum and the rest natural gypsum. We have a paper mill and 15 other production sites for the rest of our gypsum product lines, which include plaster blocks, industrial plaster, insulation and other materials.

      United Kingdom. We operate in the United Kingdom through our wholly owned subsidiary, Lafarge Plasterboard Ltd. We have a single major plant in the United Kingdom located in Bristol, with two wallboard production lines designed to primarily use natural gypsum. Our plant is supplied with gypsum from our quarry in Spain. We also have a jointing compound plant in Frampton.

Back to Contents

      Germany and Netherlands. We operate in Germany through our wholly owned subsidiary, Lafarge Gips GmbH. We have two wallboard plants in Germany, and a wallboard plant in the Netherlands which are primarily designed to use synthetic gypsum. We also import wallboard products from a plant in France. In October 2002, we announced that we had agreed to acquire the wallboard businesses of Gyproc in Germany and Poland from the British building materials company BPB. The acquisition was completed in 2003. We are in the process of integrating Gyproc’s two German wallboard plants located in Peitz and Steinsfeld with a combined ultimate capacity of 53 million m2.

      Other. We also have a wallboard production plant and a plaster plant in Italy through our wholly-owned subsidiary, Lafarge Gessi SA. In 2002 we consolidated for the first time Lafarge Profili, a metal studs business. We also operate a paper mill in Sweden. In addition, we have a minority interest in Yesos Ibericos which operates a wallboard plant and three plaster plants in Spain.

North America

      In 2002, our sales in North America accounted for 21.4% of our total sales in gypsum worldwide. Our total production capacity for wallboard in North America was approximately 238 million m2 at December 31, 2002 and we sold 184 million m2 in 2002.

      We first entered the North American gypsum market in 1996 and we estimate, based on our experience in the industry, we are now one of the six largest producers in this region. We operate in North America through our majority owned subsidiary Lafarge North America, Inc. At December 31, 2002 we operatedfour wallboard manufacturing plants in the United States, two of which use natural gypsum, located in Newark, New Jersey and Buchanan, New York. In 2000, we opened a new state-of-the-art plant using 100 percent recycled materials, including synthetic gypsum generated from the scrubbers of a nearby power plant in Silver Grove, Kentucky. In early 2001, our second new state-of-the-art plant in Palatka, Florida, based on the same design as our Silver Grove, Kentucky plant, became operational with a capacity of 80 million m2. We also commenced operations at a new joint venture paper mill in Lynchburg, Virginia in late 2001. In Canada, we operate one gypsum wallboard manufacturing plant in Corner Brook, Newfoundland, with a capacity of approximately 10 million m2, and a joint compound plant in Quebec. We acquired our Newark, New Jersey plant in January, 2002 with the acquisition of Continental Gypsum an independent drywall manufacturer for approximately 30 million euros. The plant has an annual capacity of approximately 28 million m2. In order to rationalize our capacity, our subsidiary Lafarge North America announced the idling of its Wilmington plant at the end of 2002

Other Zones

      Central and Eastern Europe and the Mediterranean Basin. We currently have operations in Poland, Ukraine and Romania. We acquired our operations in Poland in 2000 with the acquisition of Dolina Nidy and Nida Gips. Nida Gips had an old wallboard plant in Gacki. This plant was closed at the end of 2002. We have completed the construction of a new wallboard plant at the same site, which began operations at the end of the year 2002. At the end of 2002, we entered into an agreement to increase our stake in Lafarge Arcom Gips in Romania. We also have operations in the Ukraine: a plaster business, Stromgips, and a commercial office in Kiev to sell imported wallboard. In Turkey, we operate two companies through joint ventures. One comprises of a wallboard production plant and a construction plaster facility near Ankara. The other has a quarry and production facilities near Istanbul.

      Asia Pacific. In June 2001 we formed a joint venture in the Asia Pacific Region with the Australian company Boral Limited. Boral currently holds a minority interest of 48% in the joint venture, but it may, in the future, increase its shareholding to up to 50%, mainly by financing development projects until June 2003 in the region. At the end of 2002, our wallboard capacity in the region increased to 255 millions m2 . The joint venture is managed jointly with Boral.

      The joint venture has three plants in South Korea which mainly manufacture wallboard from synthetic gypsum. A new wallboard plant at Dangjin started up in September 2002. This plant has a production capacity of 28 million m2. In China we have one main plant near Shanghai. In addition, the joint venture also has two wallboard plants in Indonesia, which use natural gypsum, as well as a metal stud plant in Indonesia and a wallboard plant in Malaysia.

Back to Contents

      The joint venture conducts its operations in Thailand through Siam Gypsum Industry (SGI) with three plants and a combined capacity of 77 million m2 of wallboards at December 31, 2002. Siam Gypsum Industry announced the idling of its Navanakorn plant during the first quarter 2003.

      Outside of the joint venture we have two plants in Australia located in Melbourne and Sydney which exclusively manufacture wallboard from natural gypsum. We entered into the Australian market in 1988 through a joint venture with the Pioneer Group, which we fully acquired in 1999.

      Latin America. Our principal markets in this region are Chile, Brazil and Argentina. In these countries, we operate through companies we control jointly with the Etex Group. We have one wallboard plant in each of Argentina, Brazil and Chile and two plaster plants, one in each of Brazil and Chile.

Capital Expenditures

      Capital expenditure in the periods ended December 31, 2002, 2001 and 2000 in the Gypsum division related to the on-going upgrading and modernization of existing operations around the world and on organic growth through the building of new production facilities totaled 79, 111 and 229 million euros. Our Gypsum division capital expenditures accounted for 11.3% of our overall capital expenditures in the three-year period. We also invested 128 million euros in the three-year period on various acquisitions to expand our capacity and our geographic presence.

      The principal investments (in excess of 20 million euros) in the three-year period from 2000 to 2002 for the modernization or replacing of existing plants and equipment included:

•	Eastern Europe: construction of a new wallboard plant in Gacki, Poland (2001, 2002),
•	Western Europe: construction of a new wallboard plant in Lippendorf, Germany (2000, 2001)
•	Asia: construction of a new wallboard plant in Dangjin, Korea (2001, 2002)
•	United States: construction of new wallboard manufacturing plants at Silver Grove, Kentucky and in Palatka, Florida (2000, 2001)

      The plant in Korea was completed in September 2002 and the one in Poland at the end of 2002.

      In 2003, the level of our capital expenditures will depend on general market conditions. We expect capital expenditures to total approximately 55 to 65 million euros, excluding new acquisitions. We intend to invest in projects that maintain or improve the performance of our plants. We also plan to pursue external growth opportunities that will enhance our ability to compete.

      For information about our financing of capital expenditures, see “Capital Expenditures―Cement” above.

Back to Contents

Other Operations

      Disposition of our Former Specialty Products Division.

      In 2000, we agreed to sell to three investment funds a majority interest in all the businesses in our former Specialty Products division, with the exception of the Road Marking Business, the European operations of which were sold to the Burelle group in November 2000, and the Lime Business, of which the largest part is a 40% equity interest in Carmeuse North America. The transaction was completed on January 22, 2001.

      Through our retention of a minority interest of 33.36% in Materis, the new company which was formed to include our businesses that were sold to the three investment funds, we expect to be able to benefit from future value enhancement opportunities created by the new structure. We have made a series of agreements with Materis regarding their use of the Lafarge trademark, our provision of research and development and the use of certain of our facilities, including offices next to our Paris headquarters, during a changeover period. Materis will be entitled to continue to use the Lafarge trademark in association with its existing products until 2004. In addition, we have concluded a research and development cooperation agreement with Materis pursuant to which we have set a coordination committee, equally composed of representatives of both parties to choose, fund and monitor research and development projects relating to the divested activities. The agreement also provides for the sharing of the intellectual property developed through these research and development projects among the parties. The agreement's initial expiration date is December 31, 2003, unless the parties choose to renew it for one year periods.

      The Specialty Products division was included as a continuing operation for our financial year ended December 31, 2000. In accordance with French GAAP, we included the operations of the Specialty Products division in our statement of income for the year ended December 31, 2000 but for balance sheet purposes the interest that we retained in Materis is reflected as an investment in equity affiliates. Under US GAAP the assets and liabilities of the Specialty Products division are required to be included in our balance sheet at December 31, 2000 (see Note 31-11 to our consolidated financial statements). In 2001 and 2002, in accordance with French and US GAAP, we accounted for our ongoing interest in Materis using the equity method.

      In 2000, the Specialty Products division generated sales of 1.4 billion euros. Our other operations, including the businesses we retained from our former Specialty Products division, generated sales of 0.2 billion euros in 2002 and 0.2 billion euros in 2001, representing approximately 1.4% of our sales in 2002. We employed 417 people in these operations.

Capital Expenditures

      In the years ended December 31, 2002, 2001 and 2000 our capital expenditures in other operations, including our former Specialty Products division, related to the on-going upgrading and modernization of existing industrial operations around the world and on organic growth through the building of new production facilities totaled 5, 7 and 79 million euros, respectively, principally for the modernization or replacement of existing plants and equipment. We also invested approximately 99 million euros in various acquisitions during the three-year period. Our capital expenditures in other operations, including our former Specialty Products division, accounted for approximately 0.5% of our overall capital expenditures in the three year period ended December 31, 2002.

      The principal investment (exceeding 20 million euros) in the three-year period from 2000 to 2002 for the modernization or replacing of existing plants and equipment was the construction of a new aluminates plant in China in 2000 which was disposed of with the rest of our former Specialty Products division.

      For information about our financing of capital expenditures, see “Capital Expenditures ― Cement” above.

Back to Contents

Environment

      We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These standards expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities, even where conducted by prior owners or operators and, in some jurisdictions, without regard to fault or the lawfulness of the original activity. We are also subject to regulations regarding the control and removal of asbestos-containing material and identification of potential exposure of employees to asbestos.

      To prevent, control and remediate environmental problems and maintain compliance with regulatory requirements, we maintain an environmental policy designed to monitor and control environmental matters. Because of the wide variety of environmental regulations we face, our policy is decentralized with the group environmental department providing advice on environmental compliance, assisting in the recruitment, training and retention of personnel experienced in environmental matters and ensuring the interchange of ideas between our subsidiaries.

      Our policy requires each subsidiary to respect local laws and meet our own internal standards. Our subsidiaries are encouraged to take a proactive role with respect to the environment and cooperate with the regulatory authorities to evaluate the costs and benefits of proposed regulations. In each of our plants our policy requires that a designated person be responsible for addressing environmental matters and that an environmental information system be established in each operational unit in order to:

•	Assess environmental performance and track progress,
•	Evaluate identified risks and risk reduction measures over time, and
•	Ensure expedited reporting of any incidents with an environmental impact.

      Our environmental policy also requires environmental audits to be performed periodically at all of our properties to ensure environmental compliance and to assess whether improvements to the site are required to meet environmental laws or our own internal standards.

      In 2000, we entered into a voluntary environmental conservation partnership with the World Wildlife Fund (“WWF”) and became a founding member of its Conservation Partner program and lent our support to the Forest Reborn program. In 2001 we worked with the WWF on a number of areas including environmental performance indictors (audits, CO2 emissions, energy consummation and the contribution of recycling), biodiversity and the restoration of quarries and the development of a voluntary CO2 reduction program. On November 6, 2001, we announced, in conjunction with the WWF, that we had entered into a voluntary worldwide CO2 reduction commitment. We agreed with the WWF to a reduction of 20% in CO2 emissions per tonne of cement produced worldwide over the period 1990-2010. This corresponds to a reduction of our CO2 emissions in the industrialized countries of 15% in comparison to 1990 if alternative fuels are considered CO2 neutral, and 10% using WWF methodology. We estimate that groupwide we produced 678 kg of CO2 emissions per tonne of cement produced in 2002, a reduction of 10.7% in comparison to 1990, and that in industrialized countries our CO2 emissions amounted to 46 million tonnes, a reduction of 11.2% in comparison to 1990. In calculating our CO2 emissions, we follow European government practice and consider alternative fuels, (where in general we incinerate waste and recover the energy), to be CO2 neutral.

      We are currently involved in the remediation of contamination of certain properties. Following is a description of the most significant, but we believe, based on current information, that these activities, as well as the other less significant ones that are not described here, will not have a material adverse effect on our financial condition or results of operations. It should be noted, in addition and as evidence of our dedication to a strict environmental policy, most of these situations arose from alleged events or practices that took place before we acquired the relevant properties or subsidiaries.

Back to Contents

      In The Netherlands, a former subsidiary of the Group, Tollens Coatings B.V., is one of the defendants in an action brought in 1990 by the government in connection with the discharge of certain waste in the Lekkerker canal between 1968 and 1971. At that time, Tollens Coatings B.V. operated a paint manufacturing plant and had hired another company to carry and dispose of waste produced by the plant. The government is seeking Dutch guilders 160,000,000 (approximately 72.6 million euros) in damages, plus interest. Tollens Coatings B.V. contends that it did not instruct the disposal company to dump the waste in the Lekkerker canal and that it had no knowledge of the disposal company's conduct. With the consent of the parties, the proceedings, which are still at the level of first instance, have been postponed several times by the court and since late 1993 no proceedings on the merits have taken place. In July 2001, the Dutch government took sufficient action to delay the running of the statute of limitations, without any other consequence. As a result, the case is still pending. Tollens Coating B.V. was disposed of with the Specialty Products division. However, pursuant to the disposition arrangements, the Group has agreed to indemnify the acquirers for any damages incurred in connection with this litigation.

      Environmental matters cannot be predicted with certainty and there can be no assurance that the amounts we have budgeted and reserved will be adequate. In addition, future developments, such as the discovery of new facts or conditions or future changes in environmental laws, regulations or case law could result in increased environmental costs and liabilities that could have a material adverse effect on our financial condition or results of operations. We are not currently aware of any environmental liabilities or of any non-compliance with environmental regulations that we expect will have a material adverse effect on our financial condition or results of operations.

      We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2002, 2001 and 2000, environmental capital expenditures and remediation expenses were not material. However, our environmental expenditures may increase in the future.

      Currently, changes to or new environmental laws or regulations and taxation schemes are being proposed in various countries to implement the Kyoto Protocol and these may require us to reduce CO2 emissions below the levels we have targeted in our agreement with the WWF. We cannot presently determine whether these proposed changes or new laws and regulations will require capital expenditures or other remedial actions, or their effect on our consolidated financial statements. We cannot determine at this time whether capital expenditures and other remedial actions that we may be required to undertake in the future will materially affect our financial position, results of operations or liquidity.

Research and Development

      Over the past three years, we have focused our research and development efforts on meeting our three-fold objective of further developing existing products, broadening and improving product application possibilities and creating new products. Our research and development efforts are aimed at responding to customer requirements, such as reducing construction costs, providing easy and reliable applications, improving the appearance of materials and the quality of everyday surroundings and the protection of the environment.

      We expense our research and development expenditures as they are incurred and our research and development expenditures amounted to 55 million euros in 2002, compared to 53 million euros in 2001 and 43 million euros in 2000. We have a Central Research Laboratory which is located at l’Ile d’Abeau near Lyon, France which had 188 employees as of December 31, 2002. We have reorganized our research and development activities to make them more customer focused. In 2001 we expanded the use of our new products center at l’Ile d’Abeau when we invited 50 French architects to discover our current solutions and the materials we are planning for the future. In 2001 we also reorganized our central research activity to better reflect the priority given to product innovation as a significant source of future growth and brand differentiation. We have created separate project portfolios for each of our divisions, in order to permit the research and development team to work directly with the divisions to ensure more targeted research and at same time to exploit the synergies between the various materials. In addition to our Central Research Laboratory we have over twenty testing and applications laboratories in our divisions and subsidiaries which are spread across 12 different countries and in total we have over 500 employees working in research and development.

Back to Contents

      We have also expanded our resources and in January 2002, we signed a framework agreement with the CNRS, the French national center for scientific research. The CNRS is the leading center for fundamental research in Europe and employs over 25,000 people and has an annual budget of over 2.5 billion euros. We have a history of co-operation with the CNRS, and have signed over 40 research collaboration contracts during the past six years with CNRS laboratories. Joint projects with the CNRS have enabled us to gain a greater understanding of phenomena linked to the behavior of hydraulic binders, and have also contributed to our innovations such as Ductal®, where some ten different CNRS laboratories backed up the partnership between Lafarge, Bouygues and Rhodia. Joint research between the CNRS and Lafarge has also resulted in improvements to the strength of our wallboard products. We also have cooperation agreements with the Massachusetts Institute of Technology (“MIT”), Princeton and the University of California-Berkeley in the United States, and Laval and Sherbrooke Universities in Canada.

      Among the new products we have launched recently are products designed to:

•	Reduce the cost of construction, through, for example, our Agilia® Vertical concept, which consists of self-placing concrete which is pump-applied through a handheld hose, and is a further expansion of our new generation Agilia® range of self-placing and self-leveling concrete,

•	Improve appearance, thanks to products such as our decorative concrete and roof tiles and our products for the renovation and restoration of old buildings such as our Frescalys hydrated lime-based mortar, etc.,

•	Improve comfort, whether thermal and acoustic (Prégymax 32™ liner complex, etc.) or thermal (Span-Alu® roof underlay, etc.),

•	Improve safety, whether through the enhancement of the solidity and durability of buildings through products such as our Integrated Roofing System which is designed to resist winds of over 190 km/h, or directly through fire prevention and protection products such as our toxic-fiber-free spray-applied fire-rated plaster.

Intellectual Property

      We currently own or have licenses to use various trademarks, patents and other intellectual property rights that are of value in the conduct of our business, but no such intellectual property right is, by itself, material to our activities. We own or otherwise have rights to the trademarks and trade names, including those mentioned in this document, used in conjunction with the marketing and sale of our products.

      Our Protection of Industrial Property (PIP) Corporate Department aims to enhance the value of this intellectual property by establishing our title through patents, trademarks, copyright and other relevant laws and conventions and by using legal and regulatory recourse in the event of infringement. Each of our divisions also has either a corresponding PIP Department or representatives linked in a network with the PIP Corporate Department, in order to coordinate our efforts to protect our intellectual property position in building materials.

      In 2002, we launched a detailed review of our intellectual property portfolio in order to optimize our PIP organization, in particular following the Blue Circle acquisition. We expect to be implementing a number of measures following this review during the course of 2003.

E-business

      Our company has over 100 affiliated Internet sites that offer information about Lafarge, its partners and subsidiaries, news, shareholder information and product and service information. New information and communication technologies have been identified as a major opportunity for Lafarge to better serve the strategic aims of its existing activities and improve some of their processes in such fields as marketing, sales, procurement, internal and external communication, knowledge management, etc.

Back to Contents

      Our most significant investments in e-business technologies have taken the form of two major projects: the “Place des Métiers”, involving all Lafarge Business Units in France in each of our businesses (Cement, Aggregates and Concrete, Roofing and Gypsum), and the “Roofing project”, involving all Roofing Division Business Units in Europe. These projects have two primary purposes:

•	Addressing strategic challenges of communication and interaction (product information, selection guides, calculation and configuration tools, etc) with diffuse end-user and customer populations (in France, web sites dedicated to distributors, contractors, specifiers and home owners for instance), which have previously been difficult to reach by traditional marketing methods. For instance, the web site Batirenover.com dedicated to home owners has been launched in April 2002 and was awarded the Gold Medal in Building Materials web sites for 2002 by both Batiactu and the French organization ANAH;

•	Building an infrastructure for further e-business developments, not only on the marketing side, but also to carry out transactions with our customers and suppliers (e-procurement) or share data internally and externally with our partners.

      Similar sites are also being launched by our divisions and subsidiaries. The sites are backed up by our traditional media publications and off line traditional marketing tools and media.

Information Systems

      We have developed several initiatives over the past few years to integrate through our information technology network the highest number of Lafarge personnel possible, as well as the economic community and our clients. These initiatives include the implementation of:

•	Lafarge Net, an Intranet system that interconnects our personnel globally (75 countries connected, amounting to approximately 30,000 people) and which provides for secured Internet access;

•	an Enterprise Resource Planning (“ERP”) system, which is a business management software that integrates Finance, Marketing, Manufacturing, Purchasing, Logistic and Human Resources, complemented by specific systems we have developed to support our particular needs, especially in the manufacturing domain (e.g., kiln management, concrete plant management);

•	the data warehouse concept, which enables information sharing for day-to-day needs, including data analysis, decision support and information delivery in the area of Finance, Marketing and Manufacturing.

      We are also currently developing:

•	a system that integrates client and vendor relations (CRM) using various tools such as sales follow-up, customer follow-up, call centers and e-procurement facilities;

•	an enterprise model (information methodology, standard parameters, standard documentation) which can be used by new operating units in each of our divisions and that would increase the ease, rapidity and cost efficiency of new acquisitions.

Litigation

      We are involved in several legal proceedings, including contract disputes, product liability cases, environmental inquiries and remediation actions (see the subsection entitled “Environment”) and fair competition proceedings, that have arisen in the ordinary course of business. We believe that we have made adequate provisions to cover both current or contemplated general and specific litigation risks and we believe that these matters will be resolved without any significant impact on our activity levels, financial position or results of operations.

Back to Contents

      The European Commission decided on December 3, 2002, to fine our Group on the grounds that some of our subsidiaries had allegedly colluded on market shares and prices with its competitors between 1992 and 1998 for wallboard, in particular in the United Kingdom and Germany. On that basis, the European Commission has ordered the Group to pay a fine of 250 million euros. Lafarge vigorously challenges this decision and has brought the case before the Court of First Instance (CFI) in Luxembourg, which has jurisdiction over such matters. The resolution procedure usually takes several years based on comparable cases. As we have given a bank guarantee, no payment will have to be made before the decision of the court.

      The German competition authorities have opened an investigation in 2002 concerning German cement companies, including our wholly owned subsidiary, Lafarge Zement. On April 14, 2003, the German competition authority, the Bundeskartellamt, announced that it was imposing a fine of 86 million euros on Lafarge Zement as a result of its alleged anti-competitive practices in Germany. Lafarge Zement believes that the amount of the fine is excessive and intends to vigorously defend its position through appeal before the Higher Regional Court, the Oberlandesgericht, in Düsseldorf.

      A provision of 300 million euros was recorded in our financial statements closed as of December 31, 2002 in connection with the two matters above.

      On March 28, 2001, Dunn Industrial Group, Inc. (“Dunn Industrial”) filed a lawsuit against our subsidiary Lafarge North America and the City of Sugar Creek, Missouri in the Circuit Court of Jackson County, Missouri at Kansas City. In the suit, Dunn Industrial, the general contractor for the construction of our new cement plant in Sugar Creek, Missouri, alleges that we expanded the scope of work expected of Dunn Industrial in the construction of the plant without commensurate increases in time required for performance and amounts to be paid to Dunn Industrial. In connection therewith, the suit alleges breach of contract, quantum meruit, breach of warranty and negligent misrepresentation and seeks foreclosure of mechanic’s liens against Lafarge North America and the City of Sugar Creek, Missouri. Dunn Industrial appears to be seeking in excess of $67 million in damages. The amount of the liability of Lafarge North America in connection with this suit remains uncertain. The trial court ruled that the issues raised by Dunn Industrial need not be arbitrated but rather could be litigated. In December 2002, the Missouri appellate court reversed the trial court’s ruling and agreed with Lafarge North America that Dunn Industrial must arbitrate its claims. Dunn filed a Transfer Motion to the Missouri Supreme Court seeking appeal of the Court of Appeals ruling, which motion the Missouri Supreme Court has granted. Lafarge North America believes Dunn Industrial’s claims are without merit and intends to vigorously defend the suit.

      Finally, certain of our subsidiaries have litigation and claims pending in the normal course of business. Management is of the opinion that these matters will be settled without any material adverse effect on the Company's financial statements.

Back to Contents

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion should be read in conjunction with our consolidated financial statements which are included elsewhere in this Form 20-F. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in France (“French GAAP”), which differ in significant respects from generally accepted accounting principles in the United States (“US GAAP”). See Note 31 to our consolidated financial statements included elsewhere in this Form 20-F for a description of the principal differences between French GAAP and the US GAAP as they relate to Lafarge.

      Our functional and reporting currency has been the euro since the introduction of the euro on January 1, 1999. The consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 have been prepared in euros.

Overview

      In the three year-period 2000 – 2002, we have made substantial progress in our strategy of combining growth with improved operating performance. After further expansion into a number of countries in 2000, such as South Korea, India and some Eastern African countries, 2001 culminated with the acquisition of the United Kingdom based group Blue Circle Industries plc. This acquisition significantly expanded our world-wide cement operations particularly in Asia.

      The acquisition of what was the world’s sixth largest cement company places us in the position of world leader in the cement industry. However, as this was a very major acquisition, our financial position has been extended in terms of debt and associated ratios. We have therefore established a target of returning these ratios to the levels prior to the acquisition by the end of 2003. In 2002 we were progressing on track to this goal. Since the acquisition we have concentrated on the successful integration of the former Blue Circle operations and on improving the operating performance. 2002 was the first full year of consolidation of these operations.

      Our benchmarking procedures and cost reduction programs, relating in particular to energy consumption, co-ordinated procurement and plant reliability are a key element to our improvement in the industrial performance of the former Blue Circle operations.

      Our geographical diversification has helped us to absorb the impact of the various downturns in certain of our local markets over the last three years. We have continued to improve or maintain returns in many parts of the world even sometimes in the face of adverse conditions. This is why we believe in our strategy of striving to develop our global presence to ensure the stability of returns. We experienced in 2002 a weakening of many of our markets in the last few months of the year, particularly in the United States. This has made the improvement in results in the former Blue Circle operations more challenging with several of the markets being directly impacted by weaker demand.

      In Germany, the construction market has continued to decline leading to all our operations encountering difficult circumstances. In 2002 we continued our restructuring of our German businesses with the further restructuring of our roofing and gypsum operations and the closure of our concrete business. As a result of the past restructuring our German roofing business showed some improvement in results, despite further falls in the construction market in 2002.

      The Gypsum division in the United States suffered from a price war spanning 2000 and 2001 which resulted in substantial losses being incurred in the United States. The price war now appears to be behind us with a steady recovery in prices over the last eighteen months and improving plant performance should help us to improve our results.

      The three-year period saw a significant expansion of our presence in emerging markets in the Cement, Roofing and Gypsum divisions as we believe emerging markets represent the best prospects for sustained long-term growth in each of these businesses. We classify all countries outside of our Western Europe and North America geographic sectors, with the exception of Japan, Australia and New Zealand, as emerging markets.

Back to Contents

      In Aggregates & Concrete, our acquisitions in North America, particularly in asphalt, which tends to be less cyclical than the overall construction industry, and specialty aggregates, improved our geographic balance and product diversification.

Significant Acquisitions and Divestitures

      Blue Circle. We have consolidated the operations of Blue Circle since July 11, 2001, the date the High Court of London approved the scheme of arrangement for the recommended tender offer for the 77.4% of the shares of Blue Circle that we did not already own, at a price of 495p per share in cash. Final payment to the former Blue Circle shareholders was completed on July 25, 2001. The acquisition was funded through the issuance of 14,110,592 shares at a price of 80 euro a share in a 1 for 8 underwritten rights offering to our shareholders which was completed on February 2, 2001 and through bank financing. For a discussion of our current bank financing arrangements please see the section entitled “Liquidity and Capital Resources” further on in this Item 5. Under French GAAP, the 22.6% investment we held in Blue Circle prior to the date of acquisition was accounted for under the cost method due to the lack of significant influence over Blue Circle as a result of a standstill agreement with the Canadian Competition Bureau.

      Specialty Products. In 2000, we agreed to sell to CVC Capital Partners, Advent International and Carlyle, three investment funds, a majority interest in most of the businesses in our former Specialty Products division. The transaction was completed January 22, 2001. The sales price was based on a valuation of 890 million euros including assumed debt. We have retained 33.36% of the capital of the new company, called Materis. We realized a net capital gain on the sale of 85 million euros. The agreements with respect to the disposition became legally binding on December 28, 2000 and under French GAAP the transaction was recorded at that date. Under US GAAP the transaction is treated as having occurred on January 22, 2001, the date payment was received in exchange for the shares. See Note 31-11 to our consolidated financial statements.

Seasonality

      Demand for our cement, aggregate and concrete and roofing products is seasonal and tends to be lower in the winter months in temperate countries and in the rainy season in tropical countries. We usually experience a reduction in sales on a consolidated basis during the first quarter reflecting the effect of the winter season in our principal markets in Western Europe and North America and increase in sales in the second and third quarters reflecting the summer construction season.

Significant Accounting Policies

      We prepare the consolidated financial statements of Lafarge in conformity with French GAAP. We also prepare a reconciliation of our consolidated financial statements to US GAAP. In preparing these financial statements we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The notes to our consolidated financial statements summarize the significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results. See Note 2 to our consolidated financial statements regarding the significant accounting policies we apply under French GAAP and Note 31for a description of the principal differences between French GAAP and the US GAAP as they relate to Lafarge.

Recent Changes in Accounting Treatment

      As of January 1, 2002, the share of net income of equity affiliates determined in accordance with equity method consolidation principles is shown in the group consolidated statement of income on a specific line “share of net income of equity affiliates”. Prior to the adoption of this presentation, the Company’s share of net income of equity affiliates was presented in the following line-items: “Operating income on ordinary activities”, “Gains on disposals, net”, “Other income (expenses), net”, “Financial expenses, net” and “Income tax”. The presentation of the consolidated statements of income for 2000 and 2001 has been revised for comparative purposes.

Back to Contents

Changes in Accounting Estimates

      Beginning January 1, 2002, the historical cost of cement plant assets have been reclassified into specific cost categories based upon their distinct characteristics. Each cost category represents cement plant components with specific useful lives. This new definition was based on a detailed technical study performed by the Company. Prior to January 1, 2002, cement plant assets had been depreciated over their estimated useful lives, using a broader definition of cost classification. The new system of classifying costs has been applied prospectively as of January 1, 2002. On average, for a new cement plant, this change in estimate has resulted in increasing the depreciable useful life from 20 years to 28 years, which more closely reflects actual experience with modern cement plants.

Origin of sales and Operating income on ordinary activities

      We have provided an analysis of our sales by segment. Our reported segments correspond to our operating divisions. We record our revenues from the sales of our goods and products when delivery to the customer occurs. Revenues are shown net of commercial rebates and discounts. Financial discounts are accounted for as financial expenses. We report our revenues on a geographic segment basis by country of destination of the sale.

      We derive the majority of our revenues through the direct sales of products by our subsidiaries from plants or from production sites. Consolidated revenues represent the value before sales tax of goods, products and services sold by consolidated enterprises in ordinary activities and after the elimination of intra-group sales. We record our revenues from the sales of our goods and products when ownership is transferred.

      Sales revenues of entities over which we have direct or indirect control of more than 50% of the outstanding voting shares, or over which we exercise effective control, are fully consolidated, except for some companies, not significant in the aggregate, that were not consolidated for practical purposes. Control exists where Lafarge has the power directly or indirectly to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Revenues in companies in which we and third party investors have agreed to exercise joint control are consolidated by the proportionate consolidation method and we include our proportionate share of the joint ventures results. Revenues and expenses of subsidiaries acquired or disposed of during the year are recognized in the consolidated statements of income as from the date of control or up to the date of transfer of control, respectively.

      We have also provided an analysis by segment of operating Income on ordinary activities. This item corresponds to our total sales, less cost of goods sold and selling and administrative expenses and depreciation. We do not calculate operating income on ordinary activities on the basis of sales by destination.

Discussion of Use of Non-GAAP Financial Measures – Effects of Changes in the Scope of our Operations and Currency Fluctuations

      Variations in the scope of our operations, such as acquisitions and divestitures, together with changes in how we account for our business units, such as a change from proportionate to global consolidation, may increase or decrease our consolidated sales and operating results in comparison to prior years and thus make it difficult to discern the underlying performance of our continuing operations. Similarly, as a global business operating in numerous currencies, changes in exchange rates against our reporting currency, the euro, may result in an increase or a diminution in the sales and operating income on ordinary activities reported in euros by a business unit that are separate and apart from its results of operations. In order to enable investors to follow the year on year changes in our ongoing operations we have provided an analysis of our sales and operating income on ordinary activities at constant scope and exchange rates, together with a reconciliation showing the amount of the variance attributable to currency effects and to scope effects.

      Except as otherwise noted, we calculate the impact of currency variances by converting the previous year’s figures as reported in their local currencies by the companies within the scope of consolidation using the current year’s exchange rates. We then calculate the exchange rate impact by measuring the difference between the previous year’s consolidated figures (historically converted using the previous year’s exchange rates) and the result of the above conversion using the current year’s exchange rates.

Back to Contents

      Except as otherwise noted, we calculate the changes in the scope of consolidation (“scope effects”) for the year in question, by taking into account changes in our scope of operations resulting from acquisitions and dispositions of businesses during the period in question. We also include in the calculation of the scope effects the impact of the changes in the method of consolidation of the companies included within our scope of consolidation. With respect to acquired businesses the scope effect for the first year of consolidation (“Year 1”) reflects operations subsequent to the initial date of consolidation. For the year following Year 1 (“Year 2”), the scope effect reflects Year 2 operations of those businesses for the period in Year 2 that corresponds to the period in Year 1 when such businesses were not within the scope of consolidation. With respect to businesses leaving the scope of consolidation and with respect to the calculation of the specific scope effect attributable to Blue Circle, a similar method is used.

Results of operations for the fiscal years ended December 31, 2002 and 2001

      In the discussion of our results for the years ended December 31, 2002 and 2001 that follows the sales figures unless noted otherwise are consolidated sales by destination and include the adjusted contributions of our proportionately consolidated subsidiaries. The gross sales volumes figures we have provided for each division or geographic zone are the total volumes sold by destination, including the volumes sold to our other divisions and adjusted for the contributions of our proportionately consolidated subsidiaries.

Sales

      Overview. Sales grew by 6.7% between 2001 and 2002, from 13,698 million euros to 14,610 million euros. Our sales from continuing operations at constant exchange rates decreased by 0.3% reflecting the weaker market conditions experienced in the latter part of the year and especially in the last quarter. Changes in the scope of consolidation at constant exchange rates had a net positive effect of 1,493 million euros, or 11.4%. Acquisitions had a positive impact on sales of 1,772 million euros, primarily reflecting the full year consolidation of the former Blue Circle operations, while disposals had a negative impact of 160 million euros. The change in accounting treatment of Lafarge Morocco, from global consolidation to proportionate consolidation, resulted in a reduction in sales of 119 million euros. Currency fluctuations had a negative impact of 4.4% reflecting the depreciation of the US and Canadian dollars and other currencies such as the Brazilian real and South African rand.

      Contributions to our sales by segment for the years ended December 31, 2002 and 2001 and the percentage variation between the two periods were as follows:

	Year ended December 31, 2002		% Var. 2002/	Year ended December 31, 2001
	(in million euros)%		2001	(in million euros)%

Sales
Cement	6,948	47.6	15.9	5,995	43.8
Aggregates & Concrete	4,768	32.6	(0.8)	4,806	35.1
Roofing	1,538	10.5	(3.0)	1,585	11.6
Gypsum	1,146	7.8	6.9	1,072	7.8
Other	210	1.4	(12.5)	240	1.8

Total	14,610	100.0	6.7	13,698	100.0

      Cement. Sales of the Cement division grew by 15.9% between 2001 and 2002, to 6,948 million euros up from 5,995 million euros in 2001. This large increase primarily reflects the full year consolidation of the former Blue Circle operations for the first time. In 2001, these operations had only been consolidated from July 11, 2001 (the effective date of the acquisition). The contribution of the former Blue Circle cement operations amounted to 2,240 million euros in 2002, compared to 1,205 million euros in 2001. At constant scope and exchange rates, our sales grew by 1.2%. The slower growth in 2002 reflects the mixed trends in some of our markets. Overall changes in the scope of consolidation at constant exchange rates increased sales by 20.5% contributing an additional 1,174 million euros. Currency fluctuations had a negative impact on sales of 5.8% which amounted to 286 million euros and resulted mostly from the decline in strength of the US dollar and the Brazilian real against the euro.

      Volumes sold increased by 21% in 2002 to 106 million tonnes of cement.

Back to Contents

      In Western Europe sales totaled 2,274 million euros, an increase of 32% over 2001. The contribution of the former Blue Circle operations, chiefly in the United Kingdom and in Greece, amounted to 986 million euros in 2002, compared to 476 million euros in 2001. Currency fluctuations had no material effect on sales. The volumes sold in the region increased by 26% to 32.8 million tonnes, of which the former Blue Circle operations accounted for 13.2 million tonnes compared to 6.7 million tonnes in 2001. Volumes in France remained flat, but favorable pricing trends resulted in our sales increasing by 5%. Sales in the United Kingdom more than doubled, reflecting mainly the full year consolidation of the former Blue Circle operations. Favorable pricing trends also contributed to the increase in sales. Spain and Italy realized solid growth in volumes and positive price trends. The buoyant construction markets in Spain led to another year of strong sales growth which increased by 8%. In Italy sales grew by 13%. The social relations issues which impacted production at the Halkis plant in Greece did not impact our sales in this country and our sales in Greece were up by 130%, resulting primarily from the full year consolidation of the former Blue Circle operations but also from favorable volumes and pricing trends. In Germany, the impact of a highly competitive pricing environment in the context of the very weak construction market was significant. Sales were down with prices falling significantly.

      In North America, we achieved sales of 1 579 million euros, an increase of 8%. The contribution of the Blue Circle North America operations amounted to 441 million euros in 2002, compared to 257 million euros in 2001. The weaker US and Canadian dollars against the euro in 2002 had a negative impact. Our sales volumes in the region increased by 9% to 17.5 million tonnes, of which Blue Circle North America accounted for 4.9 million tonnes compared to 3.0 million tonnes in 2001.

      Sales in North America held up well overall in an increasingly more difficult construction market. While residential construction has remained robust throughout the year, activity in the commercial sector has continued to weaken. The pressure on individual State budgets impacted the level of infrastructure spending and some slowing of demand from public works and highway projects was felt particularly from the third quarter. The impact of the weaker construction market varied from region to region. The Western region saw an increase in demand in the mining and oil sectors whereas the North East was negatively affected by the decline in demand in the Baltimore and Boston markets. Prices overall showed some increase in the year with the notable exception of the South East, where aggressive competition was experienced in the weak Atlanta market. Sales in the fourth quarter are sensitive to weather and the return to more normal winter conditions in the last quarter reduced the volumes sold in comparison to the last quarter of 2001 when the very mild weather helped to stimulate the construction activity.

      In emerging markets we experienced a positive growth in sales of 10% to 3,092 million euros, and these markets accounted for 45% of the division’s sales in 2002, compared to 47% in 2001. Sales in 2002 varied greatly not only from region to region but also within regions. The contribution of the former Blue Circle operations in the emerging markets amounted to 813 million euros in 2002, compared to 472 million euros in 2001. The currency fluctuations had a negative impact on sales.

      Our sales in Central and Eastern Europe rose by 33% to 401 million euros. The operations in Serbia and Slovenia generated additional sales of 74 million euros. Our sales volumes in the region increased by 2 million tonnes to 8 million tonnes. Sales grew by 20% in Romania, in a context of high demand and increased prices. In Poland sales were down by 3% as the recession in the building industry continued to affect volumes however, the situation showed signs of improvement towards the end of the year. In the Czech Republic our sales were up by 6%, due to a favorable foreign exchange impact. In both Russia and the Ukraine sales increased significantly.

      In the Mediterranean Basin we saw a 17% decline in sales to 455 million euros primarily reflecting the change in accounting treatment of our Moroccan operations from global to proportionate consolidation. The contribution of the former Blue Circle operations in the region amounted to 26 million euros in 2002, compared to 25 million euros in 2001. Our sales volumes in the region were down by 17% to 9.5 million tonnes, compared to 11.4 million tonnes in 2001, primarily reflecting the change in accounting treatment of our Moroccan operations.

      In Morocco, the construction market was healthy throughout the year and without the impact of the change in accounting treatment, our sales would have increased. Jordan delivered solid sales in the year, up 6%, thanks to a buoyant residential sector. In Egypt, over supply in the markets continued to create highly competitive market conditions with significant price erosion; our sales were down by 20%. The economic crisis in Turkey continues to severely impact the market, but an improvement in selling prices resulted in an increase of our sales by 4%.

Back to Contents

      Our sales in Latin America were down by 8% to 502 million euros. This primarily reflects the impact on sales in the region of the devaluation of the various regional currencies in the year against the euro. The contribution of the former Blue Circle operations in Chile amounted to 79 million euros in 2002, compared to 32 million euros in 2001. Our sales volumes in the region rose by 1.6% to 6.5 million tonnes of cement of which former Blue Circle accounted for 1.3 million tonnes.

      Volumes held up well in Brazil. Despite price increases in reals, up 14%, prices were down in euros which resulted in our sales falling by 21% overall. In the context of the political and economic turmoil in Venezuela sales fell significantly by 28%, with volumes down by 17% and prices by 6%. Honduras ended the year with sales down 11%. The operations in Chile showed some favorable pricing evolution. In Mexico sales were up by 10%.

      In the Sub-Saharan Africa and Indian Ocean region our sales grew by 16% to 756 million euros. The contribution of the former Blue Circle operations in this region amounted to 265 million euros in 2002, compared to 173 million euros in 2001. Our sales volumes in the area increased by 42% to 10.2 million tonnes of cement, of which former Blue Circle accounted for 4 million tonnes, compared to 1.6 million tonnes in 2001. Currency fluctuations had a negative impact on sales in the region. In South Africa our sales were down by 16% primarily reflecting the significant devaluation of the rand against the euro. The business recorded higher volumes and improved prices in local currency terms. Our operations in Kenya and Uganda saw sales improve 10% and 17%, respectively with strong domestic market conditions and prices. Sales in Cameroon increased by 5% in the context of solid local demand and improved prices. South East Africa, which covers Zambia, Malawi, Tanzania and Zimbabwe contributed sales of 72 million euros. Sales volumes have generally followed a favorable trend during the year however prices have been negatively affected by exchange rate depreciation. The market trends in Nigeria have been poor, partly due to a downturn in market conditions, partly due to the pre-election situation with flat volumes and weaker prices overall.

      Our operations in the Asia Pacific region saw sales increase by 30% to 981 million euros. The contribution of the former Blue Circle operations in this region, mainly in Malaysia and the Philippines, amounted to 432 million euros in 2002, compared to 231 million euros in 2001.

      Our sales volumes in the region increased by 46% to 21.1 million tonnes of cement, of which the former Blue Circle operations accounted for 8.9 million tonnes, compared to 4.3 million tonnes in 2001. In South Korea, sales continued to show strong growth up by 13%. Domestic sales volumes were strong as construction spending continued to increase and prices developed favorably over the year. The impact of the typhoon that has affected the country was limited mainly to the month of September. In the Philippines our sales increased by 42%, primarily reflecting the full year consolidation of the former Blue Circle operations, with volumes increasing strongly in the context of severe price competition where prices have fallen by 21% in the year.

      In India sales volumes showed a satisfactory level of growth, however prices have remained at a low level; sales were up by 5%. China has continued to deliver a strong growth in sales of 63% benefiting from the start up of the Dujiangyan plant and strong demand on the Beijing market. In Indonesia, sales grew by 28% as prices started to show some signs of improvement. In Malaysia, sales increased by 79%, primarily reflecting the full year consolidation of the former Blue Circle operations. However, our operations were negatively impacted by the slow down in the second half, due to the impact of governmental measures relating to the employment of foreign workers.

      Aggregates & Concrete. Sales of the Aggregates & Concrete division slipped by 0.8% to 4,768 million euros in 2002 from 4,806 million euros in 2001. At constant scope and exchange rates, our sales were down by 1.2%. Changes in the scope of consolidation at constant exchange rates increased sales by 4.9% reflecting the effect of the full year Blue Circle's aggregates and concrete operations and the divestment of concrete product businesses in Canada. Currency fluctuations had a negative impact on sales of 4.5%. In Western Europe our sales increased by 5% to 1,856 million euros. In North America, our sales fell by 7% to 2,405 million euros.

      Sales of our aggregates operations, which also include our asphalt and road contracting businesses, were down by 6% between 2001 and 2002, to 2,196 million euros. At constant scope and exchange rates our sales from our ongoing operations declined by 3%. Currency fluctuations had a negative impact of 4% on sales.

Back to Contents

Our sales volumes of aggregates were down by 1% to 207 million tonnes in 2002.

      Our aggregates sales in Western Europe increased by 4% to 789 million euros. In France sales declined as a result of lower activity in the road building sector, however this decline was limited by the rise in average prices. In the UK, the subdued ready mix market and the effect of the aggregates levy from April 1st led to a weak aggregates market. Several delays in road building contracts slowed the paving operations, although these picked up in the last quarter. Sales increased however with buoyant prices and an increase in recycled products sales. Sales were up by 11%, including the effect of the aggregates levy. With the healthy construction market in Spain sales continued to grow in 2002.

      In North America, sales fell by 10% to 1,336 million euros. Changes in the scope of consolidation (mainly consisting of the full year consolidation of the Blue Circle North America operations) generated 50 million euros of additional sales. Currency fluctuations had a 6% negative impact on sales in euros. Sales at constant scope and exchange rates declined by 7% with much of the weakness seen in our road paving activities. In Canada, the residential sector saw a good level of growth but the industrial and commercial construction activity was weaker. In the West we benefited from favorable residential construction activity in Alberta, although the paving sector sales were down, as in 2001 they had benefited from the second runway project at Vancouver airport. Sales in Eastern Canada were favorable in Western Quebec and Ottawa, but softer in Central Ontario. Our road paving operations experienced a significant decline in the year due to delays in road building projects brought about by a civil servants strike early in the year. In the United States we experienced weak market conditions. A significant softening in activity was seen in New Mexico, Colorado and Missouri, Georgia, and in the Great Lakes. Average prices saw some increase in both countries in 2002.

      Sales of our concrete operations which include ready mix concrete and our pre-cast concrete products, increased by 4% between 2001 and 2002, from 2,481 million euros to 2,572 million euros. At constant scope and exchange rates our sales increased by 0.8%. Changes in the scope of consolidation at constant exchange rates had a positive impact of 7% on sales with the consolidation of the Blue Circle concrete operations in Greece, North America, Chile and Malaysia. Currency fluctuations had a negative impact on sales of 5%. Our sales volumes of ready mix concrete increased by 9.5% to 35 million m3.

      In Western Europe concrete sales improved 6% to 1,067 million euros. In France, sales grew favorably due to the strong level of activity in the first half, despite a softening in demand levels in the second half of the year. In the United Kingdom sales grew favorably with overall market demand being positive in the year. Sales in Spain and Portugal were marginally down in 2002 as the rate of growth in the Spanish market was not sufficient to offset the slowdown in Portugal were both volumes and prices were under pressure.

      Net changes in the scope of consolidation in Western Europe had a positive impact on our sales. These additional sales result primarily from the full year consolidation of the former Blue Circle operations in Greece, partially offset with the divestiture of our operations in Germany and Italy.

      In North America, sales were down by 4% from 1,116 million euros in 2001 to 1,069 million euros in 2002. Changes in the scope of consolidation impacted sales by 63 million euros with the additional sales primarily from the full year consolidation of Blue Circle North America operations more than offsetting the impact of the divestment of concrete product businesses in Canada. Currency fluctuations had a negative impact on sales of 6%. In Canada, we experienced a sharp decline in commercial construction in Toronto and the overcapacity in the industry led to a difficult pricing environment. In Montreal, we suffered from a five month strike. In the USA, weak markets conditions were experienced in the West with declining economic conditions in Colorado and New Mexico. In the Eastern US, most of the shortfall occurred in the fourth quarter with wintry weather and slowing activity in Maryland and New York state.

      In the rest of the world, sales grew significantly due mainly to the scope effect of the full year consolidation of the former Blue Circle operations in Chile, Malaysia and Singapore. Sales grew strongly in Turkey due to increased volumes and prices, and held up well, at constant scope and exchange rates, in Brazil.

      Roofing The Roofing division experienced another year of difficult market conditions. Sales declined by 3% between 2001 and 2002, from 1,585 million euros to 1,538 million euros.

Back to Contents

At constant scope and exchange rates sales fell by 5.9%. Currency fluctuations had a negative impact on sales of 1.2%. Sales of concrete tiles were down 7.5% to 792 million euros and clay tiles down 5.9% to 255 million euros. Roof System Components continued to expand by 20% to 246 million euros primarily reflecting the impact of full year consolidation of Kloeber. Chimney sales decreased by 2% to 166 million euros.

      In 2002, new operations included the acquisition of a concrete tile producer in Scotland and the construction of a new concrete tile plant in Denver, Colorado. New clay tile activities comprised of a production line for a “Nordic” clay tile, and the entry into the prosperous Thai market. We have expanded the business of the roofing accessories producer Kloeber which was acquired in 2001 and it is now active in six countries. In the chimneys segment sales offices in Eastern and Northern Europe have been opened. Kami metal roof tiles, a business which was acquired in 2001, began operations in the United Kingdom.

      In Western Europe sales (including chimneys) were down by 8% to 1,162 million euros which was mainly due to a further decline in Germany, were overall sales were down 9% and France, where sales dropped by 4% in a weakening market. In Scandinavia sales were up but were marginally down in the UK and were stable in Italy.

      In North America, emphasis was given to price increases which improved results, excluding the impact of central cost allocations. However, the decrease in volumes led to a decrease in our sales of 7%.

      In Eastern Europe, sales increased to 128 million euros in 2002 which in part reflects the growth in sales in the Czech Republic and Hungary. Sales of concrete roof tiles continued to decline in Poland, but chimney sales improved. After several years of growth Poland saw a declining market in which sales of clay tiles continued to increase, but concrete tiles sales declined.

      In Asia sales remained stable with strong growth in Malaysia but with lower sales in China and in Japan.

      Gypsum. In 2002, sales of the Gypsum division grew by 6.9% from 1,072 million euros in 2001 to 1,146 million euros. At constant exchange rates and scope sales grew by 7.2%. Changes in the scope of consolidation at constant exchange rates increased sales by 2%. Currency fluctuations had a negative impact on sales of 2%. The volumes of wallboard grew by 10% to 560 million m2 helped by the increased production efficiency of the recently built plants in the United States, the acquisition of the Continental plant in Newark, New Jersey and growth in many of our markets.

      In Western Europe, the division performed relatively well, given the continued weakness in the German construction market, with sales up by 0.3% to 604  million euros. In France and the United Kingdom, market conditions were generally favorable and sales were up in 2002. In Germany, the weak construction market continued to affect sales with significantly lower volumes, however prices did improve from the low of December 2001.

      In North America, sales grew to 245 million euros, up by 45% compared to 2001, due mainly to the recovery in prices. The acquisition of Continental in Newark in the first quarter increased sales by 31 million euros. Prices improved significantly in the year to an average $96 per thousand square feet (1,000 square feet is roughly 93 square meters), in comparison with an average price of $72 per thousand square feet in 2001.

      In our other zones our sales in the division were down slightly to 297 million euros. This decline reflects the difficult market conditions in Poland and weak markets in Latin America. However, in the Asia Pacific region, sales grew as a result of generally good market conditions across the region.

      Other (including Specialty Products). Sales of our other operations fell by 12.5% between 2001 and 2002, from 240 million euros to 210 million euros principally reflecting the difficult year experienced by our road marking operations in the United States as well as the scope effect related to the divestment at the end of 2002 of our former mortar operations in Spain.

Back to Contents

Operating Income on Ordinary Activities

      Operating income on ordinary activities takes into account Sales, Cost of Goods Sold, Selling and Administrative Expenses and Depreciation. We do not report Cost of Goods Sold, Selling and Administrative Expenses and Depreciation by segment.

      Cost of Goods Sold grew by 5.1% between 2001 and 2002, from 9,258 million euros to 9,734 million euros. Changes in the scope of consolidation accounted for a net increase of 12.4%. This increase was principally due to the full year consolidation of the former Blue Circle operations. Fluctuations in exchange rates accounted for a net decrease of 3.7% reflecting principally the depreciation of the US and Canadian dollars, and to a minor extent of the Brazilian real and the South African rand, against the euro. The 3.6% decrease in cost of goods sold at our ongoing operations at constant exchange rates primarily reflects the lower volumes we recorded over the year in our aggregates and roofing operations as well as cost reductions achieved in our four divisions.

      Selling and Administrative Expenses increased by 12.5% between 2001 and 2002, from 1,578 million euros to 1,775 million euros. Changes in the scope of consolidation accounted for a net increase of 8.9%, primarily reflecting the full year consolidation of the former Blue Circle operations. Fluctuations in exchange rates accounted for a net decrease of 3.1%. Selling and Administrative Expenses increased by 6.7% at our ongoing operations at constant exchange rates, partly due to the increase at our Aggregates & Concrete division associated with the efforts made in the field of information systems, management of performance and reinforcement of the sales force. The increase also reflects the reclassification in 2002, as selling and administrative expenses, of certain costs at our Aggregates & Concrete division which were recorded as cost of goods sold in previous years as well as the negative impact of pension cost adjustments, especially in the United Kingdom.

      Depreciation increased by 4.4% between 2001 and 2002, from 928 million euros to 969 million euros. Changes in the scope of consolidation together with the change in the depreciation estimate of cement plant assets accounted for a net increase of 5.9%. The impact of the new definition of cost categories and related useful lives was a reduction of the annual depreciation expense by 83 million euros in 2002. Fluctuations in exchange rates accounted for a net decrease of 3.1%. Depreciation increased by 1.6% at our ongoing operations at constant exchange rates.

      Operating income on ordinary activities grew by 10.2% between 2001 and 2002, from 1,934  million euros to 2,132 million euros. The increase was principally due to the full year consolidation in 2002 of the former Blue Circle operations as well as the overall improved performance of our cement division and the reduced losses of our gypsum operations in North America. At constant exchange rates and depreciable lives, our ongoing operations saw an increase of 1.9%. As a percentage of our sales, operating income on ordinary activities represented 14.6% in 2002, compared to 14.1% in 2001.

      Contributions to our operating income on ordinary activities by segment for the years ended December 31, 2002 and 2001, and the percentage change between the periods were as follows:

	Year ended December 31, 2002		% Var. 2002/ 2001	Year ended December 31, 2001 (a)
	(in million euros)%			(in million euros)%

Operating income on ordinary activities
Cement	1,606	75.3	12.0	1,434	74.1
Aggregates & Concrete	336	15.8	(11.1)	378	19.5
Roofing	132	6.2	3.1	128	6.6
Gypsum	51	2.4	—	3	0.2
Others	7	0..3	—	(9)	(0.5)

Total	2,132	100.0	10.2	1,934	100.0

(a)	Revised for the change in presentation of equity affiliates

Back to Contents

      Cement. Operating income on ordinary activities of the Cement division increased by 12.0% to 1,606 million euros in 2002 compared to 1,434 in 2001. At constant scope, depreciable lives and exchange rates, operating income on ordinary activities rose by 3%. The change in the estimated useful life of cement plant assets had a favorable impact of 83 million euros on operating income. The change in the treatment of Morocco from the global to proportional consolidation method reduced operating income in the Mediterranean Basin by 41 million euros. Currency fluctuations had a negative impact of 5% or 73 million euros. As a percentage of the division’s gross sales (see Note 3(a) to our consolidated financial statements), operating income on ordinary activities represented 21.4% in 2002, compared to 22.1% in 2001.

      We estimate that we achieved synergies of 117 million euros in 2002 as a result of the integration of the operations of Blue Circle Industries, of which one third related to overhead synergies and two thirds related to operational synergies. Unfortunately, the effect of these synergies was only partly evident at the operating income level due to specific negative circumstances in countries such as Nigeria (due to downturn and poor operating performance), the Philippines (due to price war), Malaysia (due to governmental measures against illegal immigrants in the construction industry) and the United States (due to sharp decline in infrastructure projects in the Boston area, lower prices in the southeast, kiln failure at the Ravena Plant and start-up costs at new the Roberta facility).

      Operating income on ordinary activities in Western Europe grew by 27% to 656 million euros compared to 517 million euros in 2001. The scope effect resulting from the full year consolidation of the former Blue Circle operations amounted to 111 million euros. Operating income on ordinary activities at constant scope, depreciable lives and exchange rates increased by 1.5% compared to 2001 due to improved margins in France, Spain and Italy. Operating income in the United Kingdom was favorably impacted by the improvement in operational performance. In Germany, as a direct result of the economic slowdown and highly competitive pricing environment, operating income fell to one fourth of the 2001 level.

      Operating income on ordinary activities in North America declined by 6% to 330 million euros compared to 350 million euros in 2001. Currency fluctuations had a negative impact on operating income on ordinary activities of 20 million euros. The scope effect resulting from the full year consolidation of Blue Circle North America amounted to 12 million euros. At constant scope, depreciable lives and exchange rates, operating income in North America was down by 7%.

      In emerging markets, operating income on ordinary activities rose by 9% to 620 million euros compared to 567 million euros in 2001, representing 39% of the Cement division's operating income, compared to 40% in 2001. The scope impact resulting from the full year consolidation of the former Blue Circle operations in emerging markets amounted to 56 million euros. Operating income on ordinary activities at constant scope, depreciable lives and exchange rates grew by 10%.

      In Central and Eastern Europe operating income on ordinary activities continued to improve with an increase of 39% to 86 million euros compared to 62 million euros in 2001. The impact of negative currency fluctuations on the region's operating income on ordinary activities amounted to 2 million euros. Operating income on ordinary activities at constant scope, depreciable lives and exchange rates grew by 21%, with strong growth in Romania where both margins and operating income grew substantially due to favorable market conditions coupled with reductions in variable costs. Operating income in Poland increased as operating margins improved due to cost reductions, partly due to the full impact on the year of the reduction in headcount following the closure of one plant in 2001. In the Czech Republic, the level of prices of export sales to Germany resulted in lower operating income. Margins improved in Russia and the Ukraine with both countries increasing their operating income.

      The operating income on ordinary activities from the Mediterranean Basin countries decreased by 10% to 112 million euros compared to 125 million euros in 2001 due to the change in accounting treatment of our Moroccan operations from global to proportionate consolidation. Operating income on ordinary activities at constant scope, depreciable lives and exchange rates, and excluding the impact of the change in the accounting treatment of our Moroccan operations grew by 21%. The impact of negative currency fluctuations on the region's operating income on ordinary activities amounted to 7 million euros. Strong growth in income was realized in Morocco and Jordan due to favorable market conditions in these two countries. The small loss incurred in Turkey in 2001 was reversed to record an operating profit. Egypt saw a decline in operating income in the context of the poor price trends partly offset by the positive impact on variable costs of the new production line at Alexandria.

Back to Contents

      The operating income on ordinary activities from Latin America was slightly down from 205 million euros in 2001 to 202 million euros in 2002. The positive scope effect resulting from the full year consolidation of the former Blue Circle operations in Chile amounted to 22 million euros. The negative foreign exchange impact on the region's operating income on ordinary activities amounted to 30 million euros. At constant scope, depreciable lives and exchange rates, operating income grew by 5%. Operating income was down in Brazil due to the foreign exchange impact which offset the improvement in operating income in reals and to the scope effect resulting from the divestment of Brumado. In Venezuela the local turmoil and bolivar devaluation have resulted in operating income being down by 21%, in spite of drastic cost control measures taken internally. A small decline was recorded in Honduras. Both Chile and Mexico increased their operating income.

      Operating income on ordinary activities in Sub-Saharan Africa and the Indian Ocean increased by 8% to 120 million euros. The scope effect resulting from the full year consolidation of the former Blue Circle operations in Nigeria and Zimbabwe amounted to 5 million euros. The negative foreign exchange impact on the region's operating income on ordinary activities amounted to 10 million euros. At constant scope, depreciable lives and exchange rates, operating income on ordinary activities grew by 22%. Existing operations in Kenya, Cameroon and South Africa achieved higher operating margins. The operations in Nigeria however recorded a significant decline in operating income due to a market decrease and to significant cost and production issues relating to delays with the start up of the new plant at Ewekoro.

      The Asia Pacific region saw operating income on ordinary activities on ordinary activities grow by 56% to 100 million euros. The scope effect resulting from the full year consolidation of the former Blue Circle operations in Malaysia and the Philippines amounted to 30 million euros. The negative foreign exchange impact on the region's operating income on ordinary activities amounted to 3 million euros. At constant scope, depreciable lives and exchange rates, operating income fell by 11%. South Korea delivered a strong growth in operating income mainly due to the favorable market conditions. India improved operating income as a consequence of continued production performance improvement. Operating income in the Philippines was weak due to deteriorated pricing. In Indonesia a small operating loss was incurred, though much reduced from the loss incurred in 2001.

      Aggregates & Concrete. Operating income on ordinary activities of the Aggregates & Concrete division declined by 11.1% between 2001 and 2002, from 378 million euros to 336 million euros. The scope effect from the full year consolidation of the former Blue Circle operations was 16 million euros. At constant scope and exchange rates, operating income on ordinary activities declined by 10%. Currency fluctuations had a negative impact of 4%. As a percentage of the division’s gross sales (see Note 3(a) to our consolidated financial statements), operating income on ordinary activities represented 7.0% in 2002, compared to 7.9% in 2001. The operating income on ordinary activities for aggregates totaled 246 million euros down 9% from 270 million euros in 2001. While currency fluctuations had a negative impact of 10 million euros the remainder of the decline was due to the weaker North American results. The operating income on ordinary activities for Concrete totaled 90 million euros down 17% from 108 million euros in 2001. Currency fluctuations had a negative impact of 4 million euros with the remainder of the decline also due to the weaker North American results.

      In Western Europe, operating income on ordinary activities grew by 3% to 148 million euros. Operating income in France was at a similar level to 2001. In the UK operating income grew as operating margins improved in the concrete activity.

      In North America, operating income on ordinary activities was down by 25% to 178 million euros. The net effect of changes in the scope of consolidation on the operating income on ordinary activities from the former Blue Circle operations and divestments was 3 million euros. The impact on operating income on ordinary activities of the weakening dollar against the euro amounted to 12 million euros or 5%. The decline in operating income on ordinary activities occurred primarily in three markets: the Western USA where the weak market conditions prevailed throughout the second half of the year, the South Eastern USA and Canada with the difficult year experienced in Toronto and Montreal.

      Elsewhere in the world, operating income on ordinary activities continued to improve up to 10 million euros from 2 million euros in 2001. The effect of changes in the scope of consolidation of the former Blue Circle operations was 16 million euros. In South Africa, operating income continued to grow strongly and in Turkey, while the market remains very unstable and competitive, the operating loss was reduced significantly.

Back to Contents

      Roofing. The division's operating income on ordinary activities was up 3.1% to 132 million euros from 128 million euros in 2001 largely as a result of the cost management efforts and extensive restructuring carried out across the operations, particularly in Germany where the sales forces of the two leading brands were merged in 2002. Germany accounted for 25% of operating profits in 2002, all other European markets for 61% and non-European operations for 14%. As a percentage of the division’s gross sales (see Note 3(a) to our consolidated financial statements), Operating income on ordinary activities represented 8.6% in 2002, compared to 8.1% in 2001.

      Operating income on ordinary activities in Western Europe rose 6% to 103 million euros. In Germany, following the extensive restructuring, the operating income increased from 15 million euros to 33 million euros including the effect of a change in the central cost allocation method within the division. The underlying increase in German operating income amounted to 2 million euros or 13%. In other Western European countries operating income declined from 82 million euros in 2001 to 70 million euros in 2002 due to the same change in cost allocation method. The underlying decrease of 6 million euros or 7% was a result of weaker markets in France and in the Netherlands that could not be entirely compensated by the improvement recorded in Scandinavia and further growth in Italy.

      Outside Western Europe, operating income on ordinary activities was down marginally to 29 million euros in 2002 from 31 million euros in 2001 which also reflects the change in the central cost allocation. At constant scope and exchange rates, underlying operating income on ordinary activities was up 9 million euros excluding change in central allocation costs. Major contributors were Eastern Europe, Malaysia and North America.

      Gypsum. Operating income on ordinary activities grew strongly after the very difficult year in 2001, and was up from 3 million euros to 51 million euros. This was mainly as a result of the reduction of losses in North America, helped by better pricing coupled with our division wide performance plans, particularly in the area of purchasing and manufacturing efficiency. As a percentage of the division’s gross sales (see Note 3(a) to our consolidated financial statements), operating income on ordinary activities represented 4.4% in 2002, compared to 0.3% in 2001.

      Operating income on ordinary activities in Western Europe improved strongly to 59 million euros from 44 million euros including the effect of a change in the central cost allocation method within the division. The underlying increase in operating income amounted to 2 million euros or 5%. France and the United Kingdom continued to increase operating margins as a consequence of their operating performance plans, however Germany continued to make losses reflecting the difficult market conditions.

      In North America, the operating loss in 2002 was significantly reduced to 28 million euros, compared to a loss of 76 million euros in 2001. This reduction in losses was due to the increase in prices and also to the improvement in production performance benefiting sales volumes and reducing our cost base. The level of demand for wallboard remained stable during the year with a sound residential construction market. At the end of 2002 the decision was taken to mothball the Wilmington plant in the North East region allowing us to concentrate our production at lower cost facilities. The idling of this plant is expected to save 10 million US dollars per annum and contribute significantly to returning the operations to profitability.

      In our other regions operating income on ordinary activities fell to 20 million euros, compared to 32 million euros in 2001. This decline was mainly attributable to Poland where the very poor market conditions led to a significant increase in losses. However the old Gacki plant was closed and a more efficient production facility, also at Gacki, started operations in the fourth quarter. Our operating income on ordinary activities in the Asia Pacific region benefited from good performances seen in Australia and continuing benefits of our joint venture in Asia resulting in a significant improvement in profits at constant scope. In particular, in 2002 the joint venture benefited from the successful integration of Siam Gypsum Industry, which was acquired in June 2001, and the construction of our new facility in Korea using equipment transferred from our Chinese operations following the restructuring of the two businesses in Shanghai.

      Other (including Specialty Products). Operating income on ordinary activities of our other operations improved between 2001 and 2002, from a loss of 9 million euros to 7 million euros of operating income on ordinary activities.

Back to Contents

Operating Income and Net Income

      Operating Income takes into account operating income on ordinary activities, gains (losses) on disposals and other revenues (expenses). The table below shows the evolution of our operating income and net income:

	Year ended December 31, 2002 (in million euros)	% Var. 2002/2001	Year ended December 31, 2001 (a) (in million euros)

Operating income on ordinary activities	2,132	10.2	1,934
Gains on disposals, net	216	(21.2)	274
Other income (expenses), net	(525)		(152)

Operating income	1,823	(11.3)	2,056

Financial expenses, net	(521)	(4.2)	(544)
Income tax	(448)	21.7	(368)
Share of net income in equity affiliates	33	83.3	18
Amortization of goodwill	(158)	11.3	(142)
Minority interests	(273)	1.1	(270)

Net income	456	(39.2)	750

(a) Revised for the change in presentation of equity affiliates

      Gains on disposals, net represented a net gain of 216 million euros in 2002, compared to 274 million euros in 2001. The most significant capital gains were earned on:

•	The sale of certain cement assets in Southern Spain, Brazil and South Africa which generated aggregate capital gains of 148 million euros;
•	The sale of property in Paris, namely our headquarters building, which we now lease, which generated a capital gain of 51 million euros;

      Other income (expenses), net, represented a net loss of 525 millions euros in 2002, compared to a net loss of 152 million euros in 2001. This primarily results from a provision of 300 million euros recorded in 2002. This provision has been recorded to cover the risks related to the European Commission decision against our Gypsum activities in Europe, and to the German competition authority (Bundeskartellamt) decision to fine our subsidiary Lafarge Zement for its Cement activities in Germany, both of which Lafarge has appealed against. Other non recurring charges relate to restructuring charges and write offs. Restructuring and closure charges for our businesses in Germany and Poland amounted to 69 million euros, split between Roofing at 39 million euros, Concrete at 17 million euros and Gypsum at 13 million euros. An amount of 27 million euros was accounted for as a charge in relation to the idling of the Wilmington plant in Delaware, USA. Other non recurring items relating to the reorganization of our businesses amounted to 60 million euros.

      Operating income decreased by 11.3 % between 2001 and 2002, from 2,056 million euros to 1,823 million euros. Operating income represented 12.5% of sales in 2002, compared to 15.0% in 2001.

      Financial expenses, net, decreased by 4.2% between 2001 and 2002, from 544 million euros to 521 million euros. The average interest rate on our debt was 5.2% on December 31, 2002 as compared to 5.4% on December 31, 2001. In connection with the major plant modernizations that occurred in 2002, an amount of 40 million euros of financial expenses was capitalized in 2002 compared to 16 million euros in 2001. Dividends received amounted to 14 million euros in 2002 compared to 47 million euros in 2001. The dividends received in 2001 included the dividends received from Blue Circle during the first half of the year.

      Income tax increased by 21.7% between 2001 and 2002, from 368 million euros to 448 million euros. The increase of the effective tax rate for 2002 to 34.4% is mainly due to the exceptional provision of 300 million euros that was recorded in 2002 (in connection with the competition law issues discussed above) and which is not tax deductible. Moreover, we had one-off gains of 10 million euros in 2002 compared to 40 million euros in 2001.

Back to Contents

      Share of net income in equity affiliates grew by 83% between 2001 and 2002, from 18 million euros to 33 million euros. The share of net income in equity affiliates in our Cement division amounted to 49 million euros, of which Molins accounted for 37 million euros. The share of net income in equity affiliates in our Roofing and Gypsum divisions amounted to 18 million euros. The share of the net loss of Carmeuse North America amounted to 28 million euros.

      Amortization of goodwill grew by 11.3% between 2001 and 2002, from 142 million euros to 158 million euros. The increase primarily reflects the scope impact resulting from the acquisition of Blue Circle.

      Minority interests increased by 1.1% between 2001 and 2002, from 270 million euros to 273 million euros, reflecting primarily the full year consolidation of the former Blue Circle operations, partially offset by the change in consolidation method of our Moroccan operations.

      Net Income decreased by 39.2% between 2001 and 2002, from 750 million euros to 456 million euros, reflecting primarily the impact of the exceptional provision of 300 million euros. Net income represented 3.1% of sales in 2002, compared to 5.5% in 2001.

Earnings per Share

      Earnings per share were down 41.0% at 3.52 euros compared to 5.97 euros in 2001. The average number of shares outstanding during the year was 129.6 million, as compared to 125.6 million in 2001.

Results of operations for the fiscal years ended December 31, 2001 and 2000

      In the discussion of our results for the years ended December 31, 2001 and 2000 that follows the sales figures unless noted otherwise are consolidated sales by destination and include the adjusted contributions of our proportionately consolidated subsidiaries and sales of the former Blue Circle operations from July 11, 2001. The gross sales volumes figures we have provided for each division or geographic zone are the total volumes sold by destination, including the volumes sold to our other divisions and adjusted for the contributions of our proportionately consolidated subsidiaries.

Sales

      Overview. Sales grew by 12.1% between 2000 and 2001, from 12,216 million euros to 13,698 million euros. Our sales from continuing operations at constant exchange rates increased by 2.9% reflecting generally favorable construction markets and demonstrating the benefits derived by the Group from the worldwide geographical spread of its operations. The expansion of markets in Asia and in certain European countries coupled with the stability of the North American market enabled us to absorb the impact of a significant decline in some markets in 2001 as well as the continuing decline of the German market. Changes in the scope of consolidation at constant exchange rates had a positive effect of 1,246 million euros, or 9.9%, primarily reflecting the acquisition of Blue Circle which was consolidated from July 11, 2001, offset in part by the divestment of a majority of our former Specialty Products division. Currency fluctuations had a negative impact of 0.7% reflecting the positive appreciation of the US dollar which was offset by the weakness in the Brazilian real, the South African rand and the Korean won.

      Contributions to our sales by segment for the years ended December 31, 2001 and 2000 and the percentage variation between the two periods were as follows:

	Year ended December 31, 2001		% Var. 2001/ 2000	Year ended December 31, 2000
	(in million euros)%			(in million euros)%

Sales
Cement	5,995	43.8	35.6	4,420	36.2
Aggregates & Concrete	4,806	35.1	29.0	3,725	30.5
Roofing	1,585	11.6	(5.9)	1,684	13.8
Gypsum	1,072	7.8	7.2	1,000	8.2
Other	240	1.8	(82.7)	1,387	11.3

Total	13,698	100.0	100.0	12,216	100.0

Back to Contents

      Cement. Sales of the Cement division grew by 35.6% between 2000 and 2001, to 5,995 million euros up from 4,420 million euros in 2000. This large increase is primarily a result of the consolidation of the former Blue Circle operations from July 11, 2001, and which contributed sales of 1,205 million euros. At constant exchange rates, our ongoing operations contributed 5.1% to the increase of sales, reflecting the relatively robust trends in most of our worldwide markets. Overall changes in the scope of consolidation at constant exchange rates increased sales by 31.6% contributing an additional 1,385 million euros. Currency fluctuations had a negative impact on sales of 1.1%. Our gross sales volumes increased by 29.6% in 2001 to 87.6 million tonnes of cement including the former Blue Circle operations from July 11, 2001.

      The former Blue Circle operations increased the production capacity of the Cement division by approximately 35% and expanded the presence of the Cement division into the United Kingdom, Greece, Chile, Nigeria, Malaysia and Zimbabwe. In addition the former Blue Circle operations added to the division's existing presence in North America, Africa and Asia (the Philippines).

      Elsewhere, the Cement division has continued to pursue its development program in strategic regions. The completion of the acquisition of the cement operations of Raymond Ltd. early in the year enhanced the Group's presence in the Northeast of the Indian subcontinent. The acquisition of Pan African Cement was completed later in the first half of the year, expanding the Group’s regional presence in Africa to Malawi, Tanzania and Zambia.

      In Western Europe sales totaled 1,725 million euros, an increase of 47.6% over 2000. The former Blue Circle operations in the United Kingdom and Greece contributed 476 million euros of additional sales. Currency fluctuations had no material effect on sales. The gross sales volumes in the region increased by 38.7% to 26.0 million tonnes of which the former Blue Circle operations accounted for 6.7 million tonnes. Our sales excluding the former Blue Circle operations increased by 6.8%. We recorded improved sales in France, Spain and Italy. In France and Italy our sales, in stable markets, increased by 7.7% and 8.6% respectively, essentially due to favorable pricing trends in both countries; in Spain the continuing strength of the construction industry resulted in sales ending the year 17.5% up on 2000. In Germany, however, weakness in the domestic construction market, which continued to decline throughout the year, resulted in a fall in sales of 9.0% in comparison to 2000. Sales by the former Blue Circle operations in the United Kingdom increased as a result of favorable volume trends. In Greece our operations benefited from strong growth in domestic demand in a positive pricing environment.

      In North America, we achieved sales of 1,469 million euros, an increase of 25.4%. The former Blue Circle operations accounted for 257 million euros of this increase. Our sales volumes in the region increased by 24.9% to 16.0 million tonnes, of which former Blue Circle accounted for 3.0 million tonnes. The increase in our sales from our ongoing operations resulted from two factors: the continued strength of the dollar against the euro as well as the relatively robust demand for cement in 2001, despite the weakened economic climate in the United States. The impact of weather on the North American operations varied considerably over the year. The return to more normal winter conditions in the first quarter reduced the volumes sold in comparison to the record sales in the previous year. In the last quarter of 2001, however, the very mild weather helped to stimulate sales. The continual decrease in interest rates in the United States throughout the year resulted in housing starts holding up well, down only marginally from the all time high in 2000, while infrastructure spending programs favorably impacted the demand for cement from the public works sector. Average prices during the year fell marginally short of 2000 levels. Our operations in Canada experienced good market growth, with buoyant demand in Alberta and British Colombia and a high level of construction activity in Ontario. Prices increased in Canada by an average of 3.6%. The former Blue Circle operations in North America generally experienced solid demand, with strong volume and sales growth, despite some pressure on prices in the Southern states. Overall prices were down for the former Blue Circle North America units.

      In emerging markets we experienced a positive growth in sales of 34.7%, and these markets accounted for 46.7% of the division’s sales in 2001 compared to 47.1% in 2000. In several countries such as Brazil, South Africa and South Korea the extent of the growth in sales was offset by the weakening of the local currency against the euro. Particularly strong sales growth was achieved in Romania, Morocco, Jordan and Venezuela. The former Blue Circle operations in Chile, Nigeria, Zimbabwe and Malaysia contributed 304 million euros of new sales.

Back to Contents

      Our sales in Central and Eastern Europe rose by 14.4% to 301 million euros. Our sales volumes in the area were essentially unchanged at 6.2 million tonnes. Sales grew substantially in Romania, up by 25.0%, in a context of high demand and increased prices. In Poland sales were down by 5.2% as the recession in the building industry continued to affect volumes, which were down by 30.3%, though this was partially offset by price increases. In the Czech Republic our sales rose 6.9% and in Russia they increased by 42.1%. Ukraine was consolidated for the first time in 2001.

      In the Mediterranean Basin we saw by 7.4% rise in sales to 550 million euros, with the former Blue Circle operations contributing 25 million euros. Our sales volumes in the region increased by 4.3% to 11.4 million tonnes. In Morocco sales grew by 11.7% due to a healthy construction market in which prices rose significantly. Jordan enjoyed a substantial rise in sales, up 17.9%, thanks to a buoyant residential sector. In Egypt the impact of the increase in volumes and the former Blue Circle operations was almost entirely offset by the price erosion caused by highly competitive market conditions and our sales were up 13.5%. The economic crisis in Turkey severely impacted the market and sales declined 19.4%.

      Our sales in Latin America increased by 10.1% to 547 million euros of which the former Blue Circle operations accounted for 40 million euros. Our sales volumes in the region rose by 9.6% to 6.4 million tonnes of cement of which former Blue Circle accounted for 0.6 million tonnes. Volumes were down by 3.3% in Brazil, but substantial price increases were implemented largely compensating for the impact of the devaluation of the real on sales expressed in euros, and overall our sales fell by 6.5%. Venezuela continued to show strong growth in sales, up 17.3% due to both increased volumes and prices, in spite of the country’s uncertain economic and political environment. Honduras ended the year with sales up 7.0% on 2000 due to stronger prices. However, demand weakened in the latter half of the year as pressure was brought to bear on the government to bring the country's deficit under control and this impacted construction projects. The former Blue Circle operations in Chile saw some increase in volumes and favorable pricing.

      In the Sub-Saharan Africa and Indian Ocean region our sales grew by 72.0% to 650 million euros, of which the former Blue Circle operations accounted for 173 million euros. Our sales volumes in the area increased by 43.1% to 7.2 million tonnes of cement, of which former Blue Circle accounted for 1.6 million tonnes. In South Africa our sales increased by 3.5% with higher volumes and improved prices being offset by the fall in the rand. Our operations in Kenya and Uganda saw sales improve 6.3% and 13.9%, respectively with better domestic market conditions and prices. Sales in Cameroon increased by 13.2% in the context of strong local demand and improved prices. Pan African Cement, consolidated from May 2001, which covers Zambia, Malawi and Tanzania contributed sales of 55 million euros. The former Blue Circle operations in Nigeria contributed sales of 101 million euros while those in Zimbabwe contributed sales of 7 million euros.

      Our operations in the Asia Pacific region saw sales increase by 75.1% to 753 million euros, including 231 million euros of additional sales contributed by the former Blue Circle operations in Malaysia and the Philippines. Our sales volumes in the area increased by 78.7% to 14.4 million tonnes of cement, of which the former Blue Circle operations accounted for 4.3 million tonnes. In South Korea, sales continued to show strong growth up 9.8%. Domestic sales volumes were robust as the Government sought to boost construction spending, while prices developed favorably over the year. In the Philippines our sales increased by 26.1% as a result of the 42 million euros generated by the former Blue Circle operations. The rapid growth in imports into the country in the context of an already weak economic climate seriously impacted the level of sales of domestic producers. As a result the Government implemented an import tariff and quality controls in return for a reduction in local prices of about 10%. In India demand was disappointing in 2001 and prices deteriorated. Our sales however grew considerably as a result of the acquisition of the cement operations of Raymond Ltd. and were up 45.4%. China saw a substantial rise in sales of 41.2% with demand for cement remaining strong. In Indonesia, sales grew by 5.4% as prices remained extremely weak in spite of strong growth in volumes. The former Blue Circle operations in Malaysia enjoyed a sharp rise in sales, largely as a result of favorable price trends.

      Aggregates & Concrete. Sales of the Aggregates & Concrete division increased by 29.0% from 2000 to 2001 from 3,725 million euros to 4,806 million euros. At constant exchange rates, our sales from ongoing operations rose by 3.9%. Changes in the scope of consolidation at constant exchange rates increased sales by 26.1% reflecting further expansion in North America. Currency fluctuations had a negative impact of 1.0%. In Western Europe our sales increased by 6.6% to 1,770 million euros. In North America, sales increased by 55.9% to 2,594 million euros.

Back to Contents

      The development of the division's activities in North America continued in 2001 with the acquisition of Rocky Mountain aggregates business in Colorado and Pine Hill in New York. The Blue Circle acquisition enhanced the division's activities in the South East of the United Sates. These acquisitions increased the annual aggregates volumes by 10.8 million tonnes. The operations of Warren Paving generated sales of 449 millions euros in 2001. Warren's operations stretch across Canada from Ontario to Vancouver and greatly reinforce our position in Canada in aggregates, asphalt and paving.

      Sales of our aggregates operations, which also include our asphalt and road contracting businesses, increased by 50.4% between 2000 and 2001, to 2,325 million euros. At constant exchange rates our ongoing operations achieved growth in sales of 9.2%. Currency fluctuations had a slightly positive impact of 0.1% on sales.

      Our aggregates sales in Western Europe increased by 7.1% to 759 million euros. This rise reflected strong pricing improvements in our primary markets, despite volumes being marginally down overall in France and in the United Kingdom largely as a result of poor weather in the first half of the year and during the month of December in France. In France, sales have continued to increase in the South West, South East and West; in the United Kingdom, strong asphalt and railway ballast sales have supported sales levels, though the first half was affected by poor weather and the effects of the foot and mouth crisis. In Spain we saw strong growth in volumes and prices.

      In North America, sales increased by 89.5% to 1,478 million euros. Changes in the scope of consolidation (chiefly consisting of the acquisitions of Warren, Rocky Mountain, Pine Hill and Blue Circle North America) were responsible for 79.6% of the increase in sales. We also benefited from the relative strength of the dollar against the euro which had a positive impact of 3.1% on sales. In Canada, we benefited from the strong level of demand in Central Ontario and in Northern Alberta, with average prices up on the previous year. In the United States, while the Great Lakes and Denver markets softened somewhat over the year, Maryland and New York remained buoyant. Average prices remained on an upward trend.

      Our sales volumes of aggregates increased by 18.5 % to 208.8 million tonnes in 2001.

      Sales of our concrete operations which include ready mix concrete and our pre-cast concrete products, increased by 13.9% between 2000 and 2001, from 2,178 million euros to 2,481 million euros. At constant scope and exchange rates our ongoing operations saw sales decrease marginally by 0.2%. Changes in the scope of consolidation at constant exchange rates had a positive impact of 15.4% on sales, while the impact of currency fluctuations had a negative impact on sales of 1.3%. Our sales volumes of ready mix concrete rose by 11.8% to 32.4 million m3.

      In Western Europe concrete sales improved 6.2% to 1,011 million euros. In France, a decline in sales volumes by comparison with 2000 was offset by higher prices, due notably to a growing share of value added products, such as our Agilia concrete. Despite a generally weak market, sales increased marginally on 2000 in the United Kingdom. With a very buoyant construction market in Spain and Portugal, volumes and sales grew strongly in 2001. Changes in the scope of consolidation contributed an additional 50 million euros. These additional sales chiefly derive from the former Blue Circle operations in Greece.

      In North America we achieved sales of 1,116 million euros, an improvement of 26.2%. Changes in the scope of consolidation had a positive impact of 204 million euros on sales, chiefly as a result of the acquisition of Blue Circle. During the course of the year, we also divested our Milwaukee ready-mix operation and Centennial Pipe in Ontario, a 50-50 joint venture between Blue Circle and Lafarge. The impact on sales of the strength of the dollar against the euro was marginally positive, at 0.9%. The growth in sales in Canada was primarily achieved by operations in eastern Canada; in western Canada, the level of business remained at similar levels to 2000. In the United States, sales rose in the majority of our markets. Selling prices increased in both Canada and the United States.

      Sales in Turkey were significantly lower than in 2000, owing to devaluation and the economic crisis. Sales held up well in Brazil, at constant scope and exchange rates. During the year, concrete operations were divested in São Paulo, Brasilia and the southern part of the country, resulting in a decrease in sales of 26 million euros.

Back to Contents

      Roofing. The Roofing division experienced a very difficult year, primarily because of increasingly severe recession in the construction market in Germany, one of its core marketplaces. The worsening situation was reflected by a fall in sales in 2001, in spite of significant actions taken to restructure the German operations and good results reported in many other countries.

      In this context sales of the Roofing division fell by 5.9% between 2000 and 2001, from 1,684 million euros to 1,585 million euros. At constant exchange rates sales at our ongoing operations fell by 7.5%. Currency fluctuations had a marginally negative impact on sales. Our sales of roofing tiles declined 6.4% to 1,127 million euros, with sales of concrete tiles down 6.3% to 856 million euros and clay tiles down 6.9% to 271 million euros. This reflects lower volumes of both concrete and clay tiles, down 4.6% and 5.5% respectively to 131.6 and 25.8 million m2 respectively. Sales of chimneys were down by 6.0% to 169 million euros, on volumes down by 4.4% at 2,823 kilometers.

      Although the top priority in 2001 was given to implementing vigorous restructuring actions designed to tackle the difficult conditions encountered on the German market, we also pressed ahead with our acquisition policy with the aim of strengthening our range and development, particularly in emerging countries with high growth potential. The acquisition of Kloeber in Germany in September 2001, a company with annual sales of 51 million euros, enabled us to position ourselves more strongly on the roofing components market. Other acquisitions concluded in Brazil, Indonesia and South Africa complemented an investment policy focusing on internal development, with the reopening of a mothballed facility in Malaysia to meet increased demand and the construction of a new plant in Mexico. Meanwhile, we pulled out of a joint venture in Argentina and divested our brick businesses in Austria and Northern Ireland.

      In Western Europe our sales (including chimneys) slipped by 6.0% to 1,261 million euros. In Germany, our sales were down 18.3% as a result of the continued decline in the German construction market. Sales of our concrete roof tile operations fell by 18%; the decline in concrete roof tile volumes of 23% was to some extent offset by prices holding up well and by increased volumes of high added value products. Volumes of the large-format BIG roof tile rose 35% and now represent 12% of concrete tile sales. Our clay roof tile sales in Germany also declined sharply, by 20%.

      A variety of different factors impacted sales in most of the division’s other Western European markets. Sales in France in 2001 failed to match the exceptional levels achieved in 2000 in the wake of devastating storm damage, and dropped 1.8%. However, in comparison to 1999 our sales in 2001 were up by 13.3%. In Italy, sales increased by 10.9%, boosted by a buoyant concrete tile market in the North and favorable clay tile sales in the South, as well as the start-up of the new Salandra plant. Price trends were positive for both products. In the United Kingdom, sales of both concrete and clay roof tiles were close to those reported in 2000. Sales in Scandinavia were down 3% in difficult market conditions, while the Netherlands continued to suffer from German imports, which were reflected in a 3.5% drop in sales.

      In North America, our Monier Lifetile joint venture, contributed sales of 131 million euros an increase of 8.3% over 2000. The sustained level of housing starts throughout the year enabled us to strengthen our business. Our volumes in North America grew by 1.3% to 20.4 million m2.

      In Eastern Europe, sales fell from 100 million euros in 2000 to 68 million euros in 2001. Sales of concrete roof tile operations suffered from the economic situation in Poland, but sales of clay roof tiles improved. Our operations in other countries continued to enjoy growth. Sales rose 36.7% in Malaysia and 14.3% in China. Brazil experienced a more difficult year, however, with sales down 12.5%.

      Gypsum. In 2001, sales of the Gypsum division grew by 7.2% from 1,000 million euros in 2000 to 1,072 million euros. At constant exchange rates and scope sales grew by 6.0%. The volumes of wallboard sold rose strongly in 2001, up 22.8% to 509 million m2 largely as a result of the new production capacity brought on stream in the United States. However, the division suffered the consequences of the wallboard price war in North America which started in the second half of 2000 and continued through the first half of 2001.

      In Western Europe, the division performed relatively well with sales up by 2.9% to 602 million euros in spite of difficult conditions in Germany, where the continued weakness of the construction market pulled prices down. In France, prices increased slightly by comparison with 2000. In the United Kingdom, they remained stable but volumes rose. In Italy, sales were at a similar level to 2000.

Back to Contents

      Our Gypsum operations in North America reported sales of 169 million euros, up by 12.7% compared to 2000. This increase is accounted for by the progressive build-up of production at the Silver Grove, Kentucky plant and the start-up of the facility at Palatka, Florida. The two plants were responsible for 92 million m2 of additional production. Although volumes sold rose 77% to 148 million m2, this was not reflected by a comparable improvement in sales because of a collapse in prices. The average price in 2001 was $72/thousand square feet (1,000 square feet is roughly 93 square meters), in comparison with an average price of $122/thousand square feet in 2000. The low point was reached in June 2001, when the price bottomed out at $51/thousand square feet. A price recovery was observed in the second half of the year, and has continued through the early months of 2002.

      In our other zones our sales in the division increased by 13.6% to 301 million euros. In the Asia Pacific region, our new joint venture with Boral is now fully operational and sales rose by 18.6% as a result of a good performance in the majority of markets, most notably in South Korea, although our operations in Australia, which are not part of the joint venture, experienced a difficult year due to a weak construction market in the first half. In Eastern Europe sales improved in 2001 reflecting the full year consolidation of the Nida Gips and Dolina Nidy operations partially offset by the weakness of the Polish construction market. Our sales in Latin America fell as a result of currency effects and the economic problems in Argentina.

      Other (including Specialty Products). Sales of our other operations fell by 82.7% between 2000 and 2001, from 1,387 million euros to 240 million euros. This primarily reflects the divestment of the majority of the former activities in our former Specialty Products division at the end of 2000. The activities that were retained by the Group experienced a difficult year. The Lime operations in the United States and United Kingdom were impacted by the decline of the steel industry. Road marking operations in the United States continue to suffer from a price war.

Operating Income on Ordinary Activities

      Operating income on ordinary activities takes into account Sales, Cost of Goods Sold, Selling and Administrative Expenses and Depreciation. We do not report Cost of Goods Sold, Selling, and Administrative Expenses and Depreciation by segment.

      Cost of Goods Sold grew by 16.0% between 2000 and 2001, from 7,980 million euros to 9,258 million euros. Changes in the scope of consolidation accounted for a net increase of 11.9%, this increase was principally due to the consolidation of the former Blue Circle operations and Warren Paving offset in part by the divestment of a majority interest in most of the businesses in our former Specialty Products division at the end of 2000. The 4.8% increase in cost of goods sold at our ongoing operations at constant exchange rates primarily reflects the higher volumes we achieved over the year and the additional costs we experienced in North America, due primarily to the costs associated with production at new plants in our Gypsum division and clinker purchases in our Cement division.

      Selling and Administrative Expenses fell by 4.0% between 2000 and 2001, from 1,644 million euros to 1,578 million euros. Changes in the scope of consolidation accounted for a net decrease of 5.4%, reflecting our divestment of the majority of our Specialty Products operations offset in part by the former Blue Circle operations. Selling and Administrative Expenses increased by 2.0% at our ongoing operations at constant exchange rates.

      Depreciation increased by 17.8% between 2000 and 2001, from 788 million euros to 928 million euros. with the former Blue Circle operations accounting for 130 million euros. Changes in the scope of consolidation accounted for a net increase of 16.4%.

      Operating income on ordinary activities grew by 7.2% between 2000 and 2001, from 1,804 million euros to 1,934 million euros. The increase was principally due to the consolidation of the former Blue Circle operations offset in part by the divestment of a majority interest in most of the businesses in our former Specialty Products division at the end of 2000. At constant exchange rates, our ongoing operations saw a decrease of 3.9% reflecting the strong performance of our Cement and Aggregates & Concrete divisions, which was more than offset by the weak performance of our Roofing and Gypsum divisions. As a percentage of our sales, Operating income on ordinary activities represented 14.1% in 2001, compared to 14.8% in 2000.

Back to Contents

      Contributions to our operating income on ordinary activities by segment for the years ended December 31, 2001 and 2000, and the percentage change between the periods were as follows:

	Year ended December 31, 2001 (a)			Year ended December 31, 2000 (a)
			% Var. 2001/2000
	(in million euros)%			(in million euros)%

Operating income on ordinary activities
Cement	1,434	74.1	29.9	1,104	61.2
Aggregates & Concrete	378	19.5	24.3	304	16.9
Roofing	128	6.6	(37.6)	205	11.4
Gypsum	3	0.2	(94.2)	52	2.9
Others	(9)	(0.5)	(106.5)	139	7.7

Total	1,934	100.0%	7.2	1,804	100.0%

(a)	Revised for the change in presentation of equity affiliates

      Cement. Operating income on ordinary activities of the Cement division grew by 29.9% between 2000 and 2001, from 1,104 million euros to 1,434 million. On a constant exchange rate basis, operating income on ordinary activities from our ongoing operations increased by 9.1%. Changes in the scope of consolidation at constant exchange rates added a further 22.1%. The operations acquired in the Blue Circle acquisition accounted for 222 million euros of this increase. Currency fluctuations had a negative impact of 1.3%. As a percentage of the division’s gross sales (see Note 3(a) to our consolidated financial statements), operating income on ordinary activities represented 22.1% in 2001, compared to 23.0% in 2000.

      Energy costs were largely contained in 2001, as efforts to increase the use of alternative fuels continued. There was a substantial increase in the use of waste in Western Europe, especially in France, Germany, Italy and Spain, with, for instance, a marked increase in the co-incineration of bone-meal. In Romania, our Medgidia plant was converted from fuel to petcoke. Elsewhere, the modernization of industrial facilities continued with the aim of reducing calorific consumption.

      Operating income in Western Europe grew by 31.9% to 517 million euros. This strong rise is largely due to the Blue Circle acquisition with the United Kingdom and Greece contributing 128 million euros. Ongoing operations saw some margin improvement in France and Italy, although in Spain, an increase in imports to meet the market’s continued growth in demand prevented us from improving margins. In Germany, with the very depressed market conditions, operating income was down on the 2000 level.

      Operating income in North America increased by 14.0% to 350 million euros including 41 million euros of operating income of generated by the former Blue Circle operations. Operating income generated by our ongoing operations at Lafarge North America only saw a marginal improvement over 2000 in dollar terms but rose to 311 million euros with the positive impact of the dollar euro exchange rate.

      In emerging markets, operating income on ordinary activities rose by 36.6% to 567 million euros compared to 415 million euros in 2000, representing 39.5% of the Cement division's operating income. The former Blue Circle operations contributed 66 million euros to the increase. On a constant exchange rate basis, operating income on ordinary activities from our ongoing operations increased by 20.2%. Changes in the scope of consolidation at constant exchange rates added a further 21.0% while currency fluctuations had a negative impact of 4.6%. Furthermore, operating income on ordinary activities was largely spread across the emerging markets in the various regions, therefore reducing the Group's exposure to one particular geographical region.

      In Eastern and Central Europe, operating income on ordinary activities continued to improve with an increase of 19.2% to 62 million euros, with a turnaround occurring in Romania where both margins and operating income grew substantially thanks to favorable market conditions coupled with variable cost reductions. Of particular note was the reduction in energy costs in Romanian plants. Operating income in Poland fell below 2000 levels.

Back to Contents

In the Czech Republic, a decline in exports to Germany resulted in lower operating income. Margins improved in Russia, and the country recorded positive operating income.

      Mediterranean Basin countries achieved an increase of 9.6% to 125 million euros. Strong growth in income was realized in Morocco and Jordan due to the favorable market conditions and good improvement in margins as well as an increase in exports from Jordan. The overall performance in the region was held back by Turkey which incurred a small loss in 2001.

      Latin America achieved strong income growth of 19.9% to 205 million euros. The former Blue Circle operation in Chile contributed 14 million euros to this increase. In Brazil, margins remained very strong so despite devaluation of the real, operating income was only marginally below 2000. Operating income grew strongly in Venezuela and Honduras.

      Operating income on ordinary activities in Sub-Saharan Africa and the Indian Ocean increased by 117.6% to 111 million euros. Existing operations in Kenya, Cameroon, South Africa and Uganda all achieved higher operating margins. The former Blue Circle operations in Nigeria and Zimbabwe and Pan African Cement accounted for 36 million euros of this increase.

      The Asia Pacific region saw operating income on ordinary activities grow by 137.0% to 64 million euros. The former Blue Circle operations in Malaysia and Philippines accounted for 29 million euros of this increase. South Korea saw income grow, while in India the benefits of the acquisition of the cement operations of Raymond Ltd. helped to improve margins. Operating income in the Philippines was again weak due to market conditions. Following the acquisition of Blue Circle the industrial reorganization was started with the temporary closure of the Lloyd grinding plant and the clinker production facility at Continental. The objective is to reduce capacity until such time as conditions improve.

      Aggregates & Concrete. Operating income on ordinary activities of the Aggregates & Concrete division grew by 24.3% between 2000 and 2001, from 304 million euros to 378 million euros. At constant exchange rates, operating income on ordinary activities from our ongoing operations increased by 4.3%. Changes in the scope of consolidation added 20.1%, while currency fluctuations had no overall impact. As a percentage of the division’s gross sales (see Note 3(a) to our consolidated financial statements), operating income on ordinary activities represented 7.9% in 2001, compared to 8.1% in 2000.

      In Western Europe, operating income on ordinary activities grew by 17.1% to 144 million euros. Operating income in France grew strongly thanks to higher prices. In concrete operations, operating margins per cubic meter improved by 7%. In France, this progress was mainly due to a higher level of value added products.

      In North America, operating income on ordinary activities grew by 24.7% to 237 million euros, 15 million euros of which was generated by former Blue Circle operations. Newly acquired companies, including Warren and Blue Circle, contributed 56 million euros of operating income. While the substantial rise in operating income can be largely attributed to acquisitions, we have also seen the results of the implementation of performance improvement programs developed for each of our product lines. These programs focus both on enhancing sales and reducing and optimizing costs. The marginal decline in operating income at our ongoing operations was in part due to lower profitability in concrete operations in eastern Canada, primarily caused by a very fierce competitive environment in Toronto. We also had to contend with higher costs and low-margin projects in certain western United States markets, such as Denver and New Mexico. We improved our margins in the West of Canada and the East of the United States.

      Elsewhere in the world, we experienced a very contrasting situation. Overall, we returned to a positive operating income of 5 million euros compared to a loss of the same amount in 2000. In South Africa, in particular, we succeeded in developing higher margins and operating income as a result of the implementation of the division’s performance improvement program. As in 2000, Turkey once again experienced difficulties in a very unstable and competitive market.

      Roofing. Operating income for the Roofing division declined by 37.6% to 128 million euros. At constant exchange rates, operating income on ordinary activities from our ongoing operations also decreased by 39.0%.

Back to Contents

Currency fluctuations had a marginally positive impact of 1 million euros. As a percentage of the division’s gross sales (see Note 3(a) to our consolidated financial statements), operating income on ordinary activities represented 8.1% in 2001, compared to 12.2% in 2000.

      The Roofing division experienced a very difficult year, particularly in its core marketplace in Germany where the continued decline of the construction market severely cut our sales and was the principal cause of the significant shortfall in performance in 2001 and operating income generated by our German operations declined significantly, collapsing by 79.2% to 15 million euros from 72 million euros the previous year. Germany contributed only 12% of the division's operating income in 2001 compared to 35% in 2000. Operating income in the rest of Western Europe and in Eastern and Central Europe was also down, in part due to the pressure of German over-capacity on margins in neighboring markets. In our other zones operating income saw significant improvements. Seeking to counteract the ongoing decline in the German market, the division continued to implement restructuring measures in 2001, which focused on a reorganization of sales forces, back office functions and both concrete roof tile and clay roof tile operations in Germany. The production capacities of our concrete roof tile plants were reduced and eight chimney plants were closed. Corresponding savings in overheads began to feed through to operating income in the second half of 2001.

      Gypsum. Operating income on ordinary activities of the Gypsum division fell by 94.2% between 2000 and 2001, from 52 million euros to 3 million euros. As a percentage of the division’s gross sales (see Note 3(a) to our consolidated financial statements), operating income on ordinary activities represented 0.3% in 2001, compared to 5.2% in 2000.

      Operating income on ordinary activities in the division in Western Europe fell by 12.2% from 49 million euros to 43 million euros due to the weakness in Germany impacting the profitability of the business. Outside of Germany operating income in Western Europe grew by 6.9% with strong performances in France and the United Kingdom.

      In North America the division had an operating loss of 76 million euros, compared to a loss of 19 million euros in 2000. This operating loss was largely attributable to the serious price deterioration that incurred during the first six months of the year, although prices recovered slightly in the second half of the year. The Silver Grove and Palatka plants consistently improved their efficiency throughout the year and production costs have progressively come down.

      In our other regions the division achieved operating income on ordinary activities of 32 million euros compared to 18 million euros in 2000. Our operating income in the Asia Pacific region rose significantly as a result both of the strong growth in the results posted by a number of our operations within the joint venture with Boral and as a result of the joint venture’s acquisition of Siam Gypsum. Overall, the change in the scope of consolidation resulting from the creation of the joint venture with Boral had no significant impact on the level of operating income in 2001.

      Other (including Specialty Products). Operating income on ordinary activities of our other operations fell between 2000 and 2001, from 139 million euros to a loss of 9 million euros. This reflects the disposition of a majority interest in most of the businesses in our former Specialty Products division and the reduced contributions of the activities that we retained, the lime operations and the road marking operations in the United States, which experienced a difficult year.

Back to Contents

Operating Income and Net Income

      Operating Income takes into account operating income on ordinary activities, gains (losses) ond and other revenues (expenses). The table below shows the evolution of our operating income and net income:

	Year ended December 31, 2001 (a) (in million euros)	% Var. 2001/2000	Year ended December 31, 2000 (a) (in million euros)

Operating income on ordinary activities	1,934	7.2	1,804
Gains on disposals, net	274	0.7	272
Other income (expenses), net	(152)	(37.4)	(243)

Operating income	2,056	12.2	1,833

Financial expenses, net	(544)	16.2	(468)
Income tax	(368)	3.4	(356)
Share of net income in equity affiliates	18	(64.0)	50
Amortization of goodwill	(142)	18.3	(120)
Minority interests	(270)	26.8	(213)

Net income	750	3.3	726

(a) Revised for the change in presentation of equity affiliates

      Gains on disposals, net represented a net gain of 274 million euros in 2001, compared to 272 million euros in 2000, representing an increase of 0.7%. The most significant capital gains were earned on:

•	The sale of financial investments for 205 million euros;
•	The sale of a 20.2% interest in Lafarge India to a third party investor for 29 million euros;
•	The sale of non-core construction material businesses in North America for 35 million euros; and
•	The sale of certain Brazilian ready-mix activities for 14 million euros.

      Other income (expenses), net represented a net loss of 152 millions euros in 2001, compared to a net loss of 243 million euros in 2000, representing a decrease of 37.4%. The most significant expense items were the costs relating to restructuring charges of 69 million euros and an exceptional amortization of 33 million euros.

      Operating income grew by 12.2 % between 2000 and 2001, from 1,833 million euros to 2,056 million euros. Operating income represented 15.0% of sales in 2001, the same as in 2000.

      Financial expenses, net, grew by 16.2% between 2000 and 2001, from 468 million euros to 544 million euros. This reflects the increase in our outstanding debt primarily as a result of the acquisition of our interest in Blue Circle offset in part by a decrease in the average cost of funding. The average spot interest rate on our debt was 5.4% on December 31, 2001 as compared to 6.6% on December 31, 2000.

      Income tax increased by 3.4% between 2000 and 2001, from 356 million euros to 368 million euros. At January 1, 2000, we changed the accounting for deferred taxes to the full liability method and we had one-off gains of 60 million euros in 2001, compared to 40 million euros in 2000. The effective tax rate for 2001 of 24.3% was down marginally on 2000.

      Share of net income in equity affiliates decreased by 64.0% between 2000 and 2001, from 50 million euros to 18 million euros. This primarily reflects the increase of our share of the net loss of our Carmeuse North America joint venture in the lime business.

      Amortization of goodwill grew by 18.3% between 2000 and 2001, from 120 million euros to 142 million euros. The goodwill amortization relating to the Blue Circle acquisition amounted to 24 million euros.

      Minority interests increased by 26.8% between 2000 and 2001, from 213 million euros to 270 million euros. The improved performance of the Group's operations in Morocco, Jordan and Venezuela contributed to this increase. In addition, within the former Blue Circle operations there are significant minorities in the operations in Greece, Nigeria and to a lesser extent Malaysia and Chile.

      Net Income grew by 3.3% between 2000 and 2001, from 726 million euros to 750 million euros. Net income represented 5.5% of sales in 2001, compared to 5.9% in 2000.

Back to Contents

Earnings per Share

      Earnings per share were down 11.9% at 5.97 euros compared to 6.78 euros in 2000. The reduction in part represents the increased number of shares outstanding following the partial financing of the Blue Circle resulting in the issuance of 14.1 million shares in a rights offering, but also reflects the fact that the rights offering took place in February 2001, whilst Blue Circle results were consolidated only from July 11, 2001. The average number of shares in the year was 125.6 million, as compared to 107.1 million in 2000.

Liquidity and Capital Resources

      Our senior management establishes our overall funding and capital policies. The intent of these policies is to ensure our capability to meet our obligations by maintaining a strong financial structure. This policy takes into consideration, our expectations on the required level of leverage, coverage ratios, the average maturity of debt, and the acceptable sensitivity of our operating results to interest rate fluctuations. These targets are monitored on a regular basis. As a consequence of this policy a significant portion of our indebtedness is issued on a long-term basis. Most of this debt has been raised at fixed rates or has been converted into fixed rates using interest rate derivatives. We constantly maintain a significant amount of unused long-term committed credit lines.

      Our policies emphasize diversification of funding sources. Our main funding sources are long-term debenture loans, long term notes, private placements, bank loans, committed and uncommitted credit lines and short-term commercial paper.

      We are subject to limited foreign exchange risks as a result of our subsidiaries’ purchase and sale transactions in currencies other than their operating currencies. Our general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency. Typically, a portion of our subsidiaries’ debt funding is borrowed in euros at the parent company level then converted into foreign currencies through currency swaps.

      For the past three years, our main sources of liquidity have been:

•	Cash provided by operating activities, and
•	Cash provided by the issuance of debt and the increase of the amount of our share capital.

      These funds have been mainly used to finance a significant investment program (capital expenditures and acquisitions). Even though our level of debt has increased significantly, we believe, based on our current financial projections, that we have sufficient resources for our ongoing operations in both the near term and the long term.

Components of our cash flows are set forth below:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(in million euros)
Net cash provided by operating activities	1,791	1,842	1,484
Net cash used in investing activities	(774)	(4,679)	(2,417)
Net cash (used in) provided by financing activities	(926)	2,310	1,602

Net increase (decrease) in cash and cash equivalents	91	(527)	669

Net cash provided by operating activities

      Net cash provided by operating activities decreased by 51 million euros in 2002 to 1,791 million euros. This compares to 1,842 million euros in 2001 and 1,484 million euros in 2000. The decrease is mainly due to an increase in working capital requirements between December 31, 2001 and December 31, 2002.

Back to Contents

Net cash used in investing activities

      Funds used in investing activities amounted to 774 million euros in 2002 (compared to 4,679 million euros and 2,417 million euros in 2001 and 2000, respectively). Investing activities is comprised of capital expenditures, investment in consolidated companies, investment in non-consolidated companies, disposals and the net decrease in long term receivables.

      In 2002, investment in consolidated companies amounted to 337 million euros and disposals amounted to approximately 725 million euros. The most significant acquisitions included (amounts are converted using the average yearly exchange rates):

      In the Cement division:

•	Kedah minority shareholders in Malaysia for 61 million euros,
•	Cementia minority shareholders for 49 million euros
•	Beocinska Fabrika Cementa in Serbia for 60 million euros,
•	Tong Yang Cement, in South Korea for 48 million euros,
•	Cementarna Tbrovlje, in Slovenia, for 40 million euros.

      In the Gypsum division:

•	Continental Gypsum in Newark, New Jersey for 30 million euros

      Investment in non-consolidated companies includes investments accounted for using the cost method. For 2000, this item included the acquired equity interests in Blue Circle and Cimpor.

      The principal disposals in 2002 were connected to our program to dispose of non-strategic assets. The most significant disposals included:

•	Cement assets in Southern Spain for 225 million euros,
•	A grinding station and its distribution network of three cement terminals at Brumado in Brazil for 67 million euros
•	The shareholding in Natal Portland Cement in South Africa for 32 million euros,
•	Concrete product businesses in North America for 66 million euros
•	Sale of property in France, including our headquarters building in Paris which we now lease, for 112 million euros

      Capital expenditures (in which we include external development expenditures) totaled 1,149 million euros in 2002, compared with 1,455 million euros in 2001 and 1,307 million euros in 2000. Of these capital expenditures 62% were in the Cement division, 18% were in the Aggregates and Concrete division, 7% were in the Gypsum division, 8% were in the Roofing division and 5% were for holdings and other activities. Approximately 26% of our capital expenditures were for operations in North America.

      Our expenditures for the ongoing upgrading and modernization of our existing industrial plants totaled 704 million euros in 2002, compared with 816 million euros in 2001 and 693 million euros in 2000. In 2002, 54% of our sustaining capital expenditures were in the Cement division, 25% were for Aggregates and Concrete, 8% were for Roofing, 5% were for Gypsum, with the rest for holding companies and other activities.

      In 2002, we also invested 380 million euros in new production facilities including:

•	The new dry line in Kujawy, Poland for 48 million euros,
•	The new kiln in Ewekoro, Nigeria for 78 million euros
•	The new kiln in Tetouan, Morocco for 20 million euros
•	The new production lines in Sugar Creek, Kansas, and Roberta, Alabama, in the United States
•	The new cement plant in Dujiangyan, China

      Long term receivables include loans to our equity affiliates and to companies in which our investment is accounted for using the cost method.

Back to Contents

Net cash (used in) provided by financing activities

      Net cash utilized in financing activities (in particular debt reimbursement) amounted to 926 million euros in 2002 (compared to cash provided by financing activities in 2001 and 2000 respectively: 2,310 million euros and 1,062 million euros). At December 31, 2002, our total gross indebtedness amounted to 11,325 million euros (compared to 12,904 million euros and 8,376 million euros, respectively, in 2001 and 2000). Long-term indebtedness (excluding current portion) totaled 10,271 million euros, compared with 11,041 million euros and 7,490 million euros, respectively, in 2001 and 2000. Approximately 31 % of the 2002 long-term indebtedness (excluding current portion) will mature after 2007. Long-term indebtedness largely comprises fixed rate debt (after taking into account interest rate swaps). Most of this debt is denominated in euros, partially converted into foreign currencies through currency swaps (see Item 11 and Notes 25 and 26 of our consolidated financial statements for further discussion of our financial indebtedness).

      At the end of 2002, we reclassified 1,664 million euros of short-term debt (1,662 million euros and 981 million euros, respectively at the end of 2001 and 2000) into medium and long-term debt, on the basis of our ability to refinance this obligation using the available funding provided by medium and long-term committed credit lines.

      At December 31, 2002, our short-term debt (including the current portion of long-term debt) amounted to 1,054 million euros. We are subject to fluctuation of our short-term debt due to the significant seasonality of our operations. We usually experience a slowdown in building activity during winter season in our principal markets in Western Europe and North America, while working capital requirements tend to increase during the first semester.

      In general, we meet our long-term financing needs through bond issuances and the use of long-term instruments such as our Euro Medium-Term Note program and bank loans. Short-term needs are mainly met through the issuance of domestic commercial paper as well as the use of credit lines.

      The principal programs currently at our disposal in order to issue financial market debt are as follows:

•	A Euro Medium-Term Notes program with a maximum available amount of 7,000 million euros. At December 31, 2002, the Euro Medium-Term Note issuances amounted to approximately 3,465 million euros
•	A euro denominated Commercial Paper program, with a maximum available amount of 4,000 million euros. At the end of 2002, 1,508 million euros of commercial paper were outstanding under this program.
•	A U.S. dollar denominated Commercial Paper program, set up by our subsidiary Lafarge North America, for a maximum amount of 300 million U.S. dollars (286 million euros). At the end of 2002, commercial paper issued under this program totaled 119 million euros.

      We maintain committed long-term credit lines from various banks at the parent and subsidiary level to ensure the availability of funding on an as-needed basis. At December 31, 2002, these credit lines on a consolidated basis amounted to approximately 4,000 million euros (compared to approximately 4,200 million euros and 4,100 million euros, respectively at December 31, 2001 and 2000), of this amount, approximately 3,800 million euros were available at December 31, 2002 (compared to approximately 2,900 million and 2,400 million euros, respectively, at December 31, 2001 and 2000). The average maturity of these credit facilities was approximately 2.5 years at the end of 2002.

      Our net financial debt totaled 10,216 million euros at December 31, 2002 (11,703 million euros and 6,636 million euros at December 31, 2001 and 2000, respectively). Our cash and cash equivalents amounted to 1,109 million euros at year end and are mainly denominated in euros, U.S. dollars and Canadian dollars. At December 31, 2002 the average interest rate on our gross indebtedness was 5.2%, compared to 5.4% and 6.6% at December 31, 2001 and 2000, respectively.

      Our net-debt-to-equity ratio stood at 110% at December 31, 2002, (compared to 110% and 84% respectively at December 31, 2001 and 2000). The current level of our debt to equity ratio is essentially due to the financing of the acquisition of Blue Circle in 2001, which we financed through a combination of new equity and additional debt. In 2002, despite the substantial reduction in our net debt, our net-debt-to-equity ratio remained constant, as a result of a stronger impact at December 31, 2002 of changes in exchange rates on our equity than on our net debt.

Back to Contents

      On June 29th, 2001, we issued an aggregate amount of approximately 1,300 million euros of OCEANE bonds. Each bond is convertible and/or exchangeable into new or existing shares, and has a nominal value of 127 euros. The bonds are currently convertible and/or exchangeable into approximately 10.2 million shares. The bonds bear an effective interest rate of 3.5% per annum. They will mature on January 1, 2006, with a redemption price of 139.17 euros, representing approximately 109.58 per cent of the nominal value of the bonds. Early redemption will be possible after two years at our option under specific conditions.

      In addition, we issued the following debt securities in 2001 and 2002:

•	on November 6th, 2001, 1,000 million in euro bonds bearing a fixed interest rate of 5.875% with a 7-year maturity,
•	on November 6th and December 20th, 2001, 350 million in British pound bonds bearing a fixed interest rate of 6.875% with an 11-year maturity,
•	on December 4th, 2001, 250 million in euro bonds bearing a fixed interest rate of 4.625% with a 3.25-year maturity.
•	on November 29th, 2002, 200 million in British pound bonds bearing a fixed interest rate of 6.625% with a 15-year maturity,

      In 2001, we also conducted private placements of debt securities under existing programs and incurred additional bank indebtedness, including 50 million euros of notes issued under our Euro Medium-Term Note program with a two year maturity, and a 100 million euro bank loan with a five year maturity.

      We have also significantly increased our equity over the last three years. In February 2001, we raised 1,113 million euros, net of issuance expenses, through the issuance of 14,110,592 shares at a price of 80 euros a share in a 1 for 8 underwritten rights offering to our shareholders. Furthermore, in 2000 we had previously issued, in an underwritten rights offering to our shareholders, bonds with stock subscription warrants attached. The bonds were to be used to finance our initial bid for Blue Circle in February 2000 and were redeemed when the bid was rejected. The stock subscription warrants remained outstanding after the redemption of the bonds and were exercisable for a total of 5,833,086 shares at a rate of 4 subscription warrants for 1 share and a price of 74 euros per share and had to be exercised before April 2001. Approximately 3,763,000 shares were issued as result of the exercise of these warrants in 2000 for a total amount of 278 million euros. The remaining warrants were exercised in 2001, which led to the issuance of 2,099,000 shares for a total amount of 152 million euros.

      Some of our loan agreements contain restrictions on the ability of subsidiaries to transfer funds to the parent company in certain specific situations. The nature of these restrictions can be either regulatory, when the transfers of funds are subject to approval of local authorities, or contractual, when the loan agreements include restrictive provisions such as negative covenants on the payment of dividends. However, we do not believe that any of these covenants or restrictions will have any material impact on our ability to meet our cash obligations. Please see the risk factor in Item 3 entitled “Our ability to pay dividends and repay debt depends on our ability to transfer income and dividends from our subsidiaries."

      Our reliance on external sources to finance a significant portion of our capital requirements makes our access to global sources of financing important. The cost and availability of unsecured financing are generally dependent on our short term and long term credit rating. Factors that are significant in the determination of our credit ratings or that otherwise could affect our ability to raise short-term and long-term financing include: our level and volatility of earnings, our relative positions in the markets in which we operate, our global and product diversification, our risk management policies, and our leverage ratios such as debt to total capital and interest coverage. We expect, credit rating agencies will focus, in particular, on our ability to generate sufficient operating cash flows to provide for future reductions in our indebtedness. A deterioration in any of the previously mentioned factors or combination of these factors may lead rating agencies to downgrade our credit ratings, thereby increasing our costs in obtaining unsecured financing.

Back to Contents

      As of February 28, 2003, the credit ratings for our short and long term debt were as follows:

	Short term	Long term
Standard & Poor’s	A-2	BBB
Moody’s	-	Baa1

In 2002 Standard & Poor’s downgraded our long term credit rating from BBB+ to BBB. However, this change had a very limited impact on the price of our outstanding bonds and no impact on our short term financing costs.

Cash surpluses

      We do not operate a worldwide centralized cash management program, and each company within the group manages its own cash surpluses in accordance with policies set by senior management. In order to ensure that cash surpluses are used efficiently we have adopted in a number of cases cash pooling structures on a country-by-country basis. Moreover, with the introduction of the euro, we have established a daily process for centralizing cash surplus for most of the euro-zone countries.

      As a general policy, cash surpluses are to be invested in liquid short-term instruments with at least two-thirds of any cash surplus being invested in instruments with a maturity of less than 3 months.

Effect of currency fluctuations on our results and balance sheet

      We publish our consolidated financial statements in euros. In 2002, approximately 32% of our sales were realized in euro-zone countries. The principal portion of our assets, liabilities, sales and earnings are denominated in currencies other than euro, particularly the U.S. dollar and U.S. dollar-influenced currencies, such as certain South American and Asian currencies as well as the British pound. As a result, we are exposed to fluctuations in the values of such currencies against the euro, with respect to the translation into euros of amounts to be reflected in our consolidated financial statements.

Disclosures about Contractual Obligations and Contingent Commitments

      The following table sets forth our estimate of our exposure to our significant contractual obligations with respect to repayment of short term and long term debt, exercisable put options held by third party shareholders, and payments under operating leases. We expect to have the ability to refinance our debt obligations as they fall due and we do not expect all of such put options to be exercised immediately when they become exercisable. Our main other contractual commitments consist of capital expenditure and other purchase commitments. Capital expenditure and other purchase commitments amounted to 295 million euros at December 31, 2002 (compared to 337 million euros and 98 million euros at December 31, 2001 and 2000, respectively). For more information about expected capital expenditures please see the subsections entitled Capital Expenditures in the description of our divisions in “Item 4. Information on the Company” .

	2003	2004	2005	2006	2007	Beyond 5 years	Total commitment
	(in million euros)
Short term borrowings*	530	—	—	—	—	—	530
Long term debt*	524	1,208	1,646	2,619	1,613	3,185	10,795
Put options to purchase shares**	183	101	328	133	—	—	745
Operating leases	133	107	83	67	54	291	735

TOTAL COMMITMENT	1,370	1,416	2,057	2,819	1,667	3,476	12,805

*	Excludes interest payments and includes convertible debt.
**	Sets forth year option first becomes exercisable.

      The put options relate to certain companies in which we have an investment and where we have entered into shareholders and buy-sell agreements which grant some or all of the other shareholders the option to require us to purchase their shares at a fixed price or a price determined according to a formula.

Back to Contents

The options have been concluded either with international institutions, such as the EBRD, or with private investors and most of these agreements relate to our consolidated subsidiaries. In the event the shareholders exercise these options our percentage ownership interest in the relevant company would increase.

      We have implemented new procedures with respect to outstanding commitments and contingencies which provide information about material collateral and other guarantees. At December 31, 2002 we had outstanding collateral and other guarantees amounting to 1,009 million euros, comprising of 77 million euros of pledged securities and other assets, 766 million euros of property subject to mortgages and 166 million euros of guarantees provided.

Disclosure about derivative instruments

      Our policy is in general to use derivative instruments only to hedge against our exposure to exchange rate and interest rate risk. However, to manage our exposure to commodity risks we enter, from time to time, into derivative instruments. With the prior authorization of our senior management, we have occasionally entered into agreements to reduce our exposure to equity risk. We have also entered into a number of shareholders agreements with written call and put options as discussed above.

      We have defined strict policies and procedures to measure, manage and monitor our market risk exposures. Our policies do not permit any speculative market position. We have instituted management rules based on a segregation of operations, financial and administrative control and risk measurement. We have also instituted, for all operations managed at corporate level, an integrated system that permits real time monitoring of hedging strategies.

      For additional information, please refer to the Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, and Note 26 of our consolidated financial statements.

Discussion of difference in Operating income under French GAAP and U.S. GAAP

      We prepare our financial statements in accordance with French GAAP, which differs in certain significant respects from US GAAP, as discussed in Notes 31, 32, 33 and 34 to the consolidated financial statements. The individual differences discussed in Notes 31 and 32 describe the main adjustments to the French GAAP consolidated financial statements.

      Reclassification between French GAAP and US GAAP of fully consolidated and proportionately consolidated entities.

      We account for various entities as either proportionately consolidated or fully consolidated for purposes of French GAAP and as equity method investees for US GAAP. The statement of income and balance sheet effects of these and other US GAAP reclassifications and adjustments are included in the condensed US GAAP financial statements presented in Note 32 to the consolidated financial statements.

      If the above noted entities were accounted for under the equity method in our French GAAP financial statements, we would have reported revenues of 13,406 million euros (1,204 million euros less than under French GAAP) for the year ended December 31, 2002, 12,363 million euros (1,335 million euros less than under French GAAP) for the year ended December 31, 2001 and 10,857 million euros (1,359 million euros less than under French GAAP) for the year ended December 31, 2000. Our operating income after reflecting our proportionately consolidated and fully consolidated entities as equity method investees would have been 1,624  million euros (199 million euros less than under French GAAP), 1,967 million euros (204 million euros less than under French GAAP) and 1,729 million euros (198 million euros less under French GAAP) for the years ended December 31, 2002, 2001 and 2000, respectively.

Back to Contents

      Reclassification of income statement items between French GAAP and US GAAP for the year ended December 31, 2002

      The variation between French and US GAAP operating income, apart from the effect of the proportionately consolidated and fully consolidated entities discussed above was primarily due to the following items:

      Items classified as non operating income under French GAAP have been reclassified as operating income under US GAAP including amortization of goodwill of 158 million euros which is not a component of operating income under French GAAP has been reclassified as operating income under US GAAP.

      Adjustments related to differences in accounting for business combinations under French GAAP and US GAAP.

      For purposes of US GAAP and accordance with the SFAS 142 Goodwill and Other Intangible Assets, goodwill is no longer amortized. The result is a decrease in the French GAAP goodwill amortization of 158 million of euros which relates to such acquisitions.

      We also present the impact of negative goodwill amortization as non operating in French GAAP, whereas under US GAAP, negative goodwill is offset against long lived assets which in turn impacts depreciation expense recorded as operating expense. The net result of the above adjustments is an increase in operating income of 23 million euros.

      Adjustments resulting from accounting for stock based compensation under US GAAP.

      We do not record compensation expense under French GAAP for our employee stock compensation plans. Under US GAAP we record the change in intrinsic value for the period as compensation expense or recovery of prior period expense. The effect upon operating income for the year was an increase under US GAAP of 60 million euros.

      Adjustments related to differences in accounting for provisions under French GAAP and US GAAP.

      Differences between French and US GAAP with respect to accounting for restructuring provisions results in a decrease of 87 million euros to French GAAP operating income.

      Reclassification of income statement items between French GAAP and US GAAP for the year ended December 31, 2001.

      The variation between French and US GAAP operating income, apart from the effect of the proportionately consolidated and fully consolidated entities discussed above was primarily due to the following items:

      Items classified as operating income under French GAAP have been reclassified as non operating income under US GAAP including:

•	Realized gains from disposals of long-term equity investments (marketable securities under US GAAP) amounting to 205 million euros,

•	Amortization of goodwill of 128 million euros which is not a component of operating income under French GAAP has been reclassified as operating income under US GAAP.

      Adjustments related to differences in accounting for business combinations under French GAAP and US GAAP.

      For French GAAP, we included in operating income the gain on disposal of the Specialty Products division in the year ended December 31, 2000. The sale of these entities was not considered to be consummated under US GAAP until January 22, 2001, the formal date of closing. Accordingly, for the year ended December 31, 2001 there is an increase in operating income of 88 million euros under US GAAP.

      For US GAAP we recorded goodwill amortization expense related to amounts classified as market share and trademarks and which are not amortized under French GAAP. For purposes of US GAAP, goodwill resulting from business combinations subsequent to June 30, 2001 is not amortized. The result is a decrease in the French GAAP goodwill amortization which relates to such acquisitions, the most significant effect resulting from the acquisition of Blue Circle on July 11, 2001.

Back to Contents

      We also present the impact of negative goodwill amortization as non operating in French GAAP, whereas under US GAAP, negative goodwill is offset against long lived assets which in turn impacts depreciation expense recorded as operating expense. The net result of the above adjustments is an increase in operating income of 3 million euros.

      French GAAP provides that where a business combination results in regional over capacity, costs associated with restructuring the acquirer’s operations should be included as a cost of the acquisition. US GAAP specifically excludes from costs of an acquisition those costs associated with closing duplicate facilities and restructuring operations of the acquirer. As a result, US GAAP operating income is decreased by 94 million euros related to certain of our plant closure costs which result from the purchase of Blue Circle and which are included as a cost of the acquisition under French GAAP.

      Adjustments resulting from accounting for stock based compensation under US GAAP.

      We do not record compensation expense under French GAAP for our employee stock compensation plans. Under US GAAP we record the change in intrinsic value for the period as compensation expense or recovery of prior period expense. The effect upon operating income for the year was a decrease under US GAAP of 50 million euros.

      Adjustments related to differences in accounting for provisions under French GAAP and US GAAP.

      Differences between French and US GAAP with respect to accounting for restructuring provisions results in a decrease of 71 million euros to French GAAP operating income.

      Reclassification of income statement items between French GAAP and US GAAP for the year ended December 31, 2000.

      The variation between French and US GAAP operating income, apart from the effect of the proportionately consolidated and fully consolidated entities discussed above was primarily due to the following items:

      Items classified as operating income under French GAAP have been reclassified as non operating income under US GAAP including:

•	Realized gains from disposals of long-term equity investments (marketable securities under US GAAP) amounting to 106 million euros,

•	Amortization of goodwill of 117 million euros which is not a component of operating income under French GAAP has been reclassified as operating income under US GAAP.

      Adjustments related to differences in accounting for business combinations under French GAAP and US GAAP.

      For French GAAP, we included in operating income the gain on disposal of the Specialty Products division. The sale of these entities was not considered to be consummated under US GAAP at December 31, 2000, resulting in a decrease in operating income of 77 million euros.

      For US GAAP we recorded goodwill amortization expense related to amounts classified as market share and trademarks under French GAAP which are not amortized. We also present the impact of negative goodwill amortization as non operating in French GAAP, whereas under US GAAP, negative goodwill is offset against long lived assets which in turn impacts depreciation expense recorded as operating expense. The net result is a decrease in operating expense of 23 million euros.

      Adjustments resulting from accounting for stock based compensation under US GAAP.

      We do not record compensation expense under French GAAP for our employee stock compensation plans. Under US GAAP we record the change in intrinsic value for the period as compensation expense or recovery of prior period expense. The effect upon operating income for the year was a recovery of 22 million euros.

Back to Contents

      Adjustments related to differences in accounting for provisions under French GAAP and US GAAP.

      Differences between French and US GAAP with respect to accounting for restructuring provisions results in a decrease of 15 million euros to French GAAP operating income.

      Summary

      Our operating income under US GAAP taking into consideration the above effects, totaled 1,580 million euros (243 million euros lower than under French GAAP), 1,403 million euros (768 million euros lower than under French GAAP) and 1,312 million euros (615 million euros lower than under French GAAP) for the years ended December 31, 2002, 2001 and 2000, respectively.

      Adjustments are discussed in Notes 31 and 32 to the financial statements. Summarized US GAAP consolidated statements of income and balance sheet information is provided in Note 32 to our consolidated financial statements.

Forward Looking Discussion of Available Trend Information

      After the slowing down of many of our markets in countries with mature economies in the second half of 2002, the prospects for 2003 do not point towards a return to growth in these markets given the uncertain macroeconomic situation. In Western Europe we anticipate that the major markets are likely to be soft, but with a further deterioration in Germany. In North America, we expect a slight decline in cement and aggregates volumes as commercial construction remains weak and infrastructure spending is held back by state budgetary constraints. However the solid housing market will support the demand for gypsum wallboard. In emerging markets we expect growth overall if the macroeconomic situation does not worsen with good growth in much of Asia. With regard to prices, we see the outlook as generally positive albeit with a few difficult markets, in particular for cement in Germany and the Philippines.

      In this context we will concentrate on performance improvement, with particular attention on building on the progress made with the former Blue Circle operations. Further synergies will be generated and the Group as a whole will continue to benefit from this acquisition. We will continue to improve the operational performance of these operations after the results in 2002 were impacted by deteriorating market conditions and short term production issues.

      A major challenge at the beginning of the year has been the impact of the Venezuelan and Middle Eastern crises on oil prices. While we use gas in our gypsum wallboard plants, we use very little oil and gas in our cement plants, with our main sources of fuel being coal and petcoke as well as alternative fuels. Petcoke prices have seen a significant increase, much of which is due to the shortfall in supply resulting from the Venezuelan situation, while coal prices have declined. Therefore, we do not expect this situation to have a material effect on our cement costs unless prices remain at exceptionally high levels for a prolonged period.

      The underperformance of pension plan assets in recent years as compared to expectations will result in the need to increase our pension expense by approximately 100 million euros in 2003, with an effect of some 55 million euros at the net income, group share level. This will also result in a moderate increase of around 25 million euros in the amount contributed in cash to the pension plans in 2003 as compared to 2002, if we exclude from this comparison the exceptional contribution of 39 million euros made in Spain in 2002.

      Our objective of returning to a financial structure similar to the structure we had prior to the Blue Circle acquisition remains our primary goal. Our capacity to generate strong cash flows, our particular focus in 2003 on working capital management associated with a strict monitoring of capital expenditures and further selective divestments will contribute to another significant reduction in the level of debt at year-end 2003.

      The new organization of senior management, consisting in the separation of the duties of Chairman and Chief Executive Officer effective upon our annual general meeting in May 2003, will ensure continuity and continue to play on the strengths and the traditions of the Group.

Back to Contents

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

      In accordance with French law governing a société anonyme, as amended on May 15, 2001, and our by-laws (statuts) our affairs are managed by the board of directors, the Chairman of the board (président) and the Chief Executive Officer (directeur général), with the Chairman and the Chief Executive Officer being the same person or different persons as may be decided from time to time by the board of directors. The board of directors sets forth our business strategy and monitors its implementation. Within the limit of our corporate purpose and subject to the powers expressly reserved to our shareholders by law and by our statuts it can make decisions on any matter regarding our company.

      The Chairman represents the board of directors and ensures that the directors are capable of fulfilling their tasks, organizes and presides over its proceedings and reports on these proceedings to the meetings of shareholders, monitors the compliance with our corporate governance principles and presides over general meetings of shareholders.

      The Chief Executive Officer, has full executive authority to manage the affairs of our company and has broad powers to act on behalf of our company and to represent Lafarge in dealings with third parties, subject only to the powers expressly reserved to its board of directors or its shareholders by law, by our statuts, by decision of the board of directors or by decision of the shareholders.

      Pursuant to the May 15, 2001 act amending French law governing a société anonyme, and after approval by the extraordinary general meeting of shareholders on November 5, 2002, we have amended our by-laws (statuts) to set forth the conditions pursuant to which the Board of Directors can decide, by a majority decision, to vest the management of our company either in a single Chairman of the Board and Chief Executive Officer, or in a Chief Executive Officer that is distinct from the Chairman of the Board. Pursuant to these amendments, the board of directors decided on February 26, 2003 to appoint a Chief Executive Officer distinct from the Chairman of the Board, such appointment being effective as of May 20, 2003, the date on which the annual meeting of our shareholders is to be held. In the interval, the Chairman of the Board, Mr. Bertrand Collomb, will remain Chief Executive Officer. The board may subsequently change the form of general management pursuant to the same conditions as to majority voting; in any event, the board shall render a decision as to the form of general management at the time of the appointment or the renewal of the term of office of the Chief Executive Officer if such person is not the Chairman. The amendments to our statuts also include provisions regarding the appointment of up to five chief operating officers (directeurs généraux délégués), pursuant to a proposal by the Chief Executive Officer.

Directors and Senior Management

Board of Directors

      Presently, the board of directors consists of fifteen members. Our by-laws (statuts) currently provide that there must be at least three directors and no more than 18 directors elected by the general meeting of shareholders, that the term of office of directors elected in 2002 and in subsequent years shall be four years, that the term of office of directors elected in 2001 is five years and that directors elected prior to 2001 have a term of office of six years. Our board of directors met four times during the course of fiscal year 2002. None of our shareholders has the right to appoint a director to the board of directors. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to below was selected as a director or an executive officer.

      The board of directors cannot increase the actual number of members serving on the board. Only the shareholders, acting as a simple majority, can do so. Each director must also be a shareholder and must hold such number of shares of the Company in registered form as represent in the aggregate a nominal value of at least 4,572 euros, which, at the current par value of 4 euros, amounts to 1,143 shares per director. Under French law, a director may be an individual or a legal entity, but the Chairman and the Chief Executive Officer must be an individual or individuals. The Chairman and the Chief Executive Officer are elected by the board of directors.

Back to Contents

Directors are elected by the shareholders and serve until the expiry of their respective term, or until their resignation, death or removal, with or without cause by the shareholders. Under certain conditions, the board of directors may fill vacancies on the board of directors, pending the next shareholders' meeting. The board of directors has the power to appoint and remove the Chairman or the Chief Executive Officer at any time.

      In consideration for their services on the board, directors are entitled to receive directors' fees. The total annual amount of directors' fees is fixed by the shareholders' meeting, but the board of directors determines their allocation among the directors. In addition, remuneration may be granted to directors who serve as members of committees formed from among board members or who are entrusted with specific tasks or duties . In such event, such remuneration is charged to operating costs, notified to the auditors, submitted for prior authorization of the board of directors and subsequently approved by the shareholders’ meeting. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest.

      Under French law, the board of directors presents the year-end accounts to the shareholders and convenes shareholders' meetings. In addition, the board of directors reviews and monitors the economic, financial and technical strategies of the company.

      Meetings of the board of directors, which are held as often as required in the corporate interest, and in any case at least four times a year, are normally convened and presided over by the Chairman. Our statuts provide, in accordance with French company law, that if our board of directors has not met for over two months, at least one-third of the members of the board may request that the Chairman convene the board regarding matters listed in the agenda for the meeting. A quorum consists of one-half of the members of the board of directors and decisions are made by a vote of the majority of the members present or represented by other members of the board of directors. A director may give a proxy to another director but a director cannot represent more than one other member at any particular meeting. Members of the board of directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. However, members participating via authorized videoconference are deemed present for such purposes, except where the vote concerns the appointment or reappointment of the directeur général, or in the event of the adoption of the decisions enumerated in Art. L 225-37 of the French Commercial Code. A director may not vote for an arrangement or contract in which he or she is materially interested. If he or she does vote, the decision will be void.

      Under French law and the Company’s statuts, any accommodation with respect to a negotiable instrument, or any other type of guaranty or surety by the company requires the prior authorization of the board of directors. Under French law, the directors and the Chief Executive Officer are liable for violations of French legal and regulatory requirements applicable to sociétés anonymes, violations of our by-laws and negligent mismanagement. A director or the Chief Executive Officer may be held liable for such actions both individually and jointly with the other directors.

      French law prohibits us from making, directly or indirectly, any type of loan, including in the form of an open account or guaranty, to our directors (including permanent representatives of companies on the board of directors). Furthermore, this prohibition extends to their spouses, parents and grandparents and descendants. This provision also applies to certain of our executive officers (Directeur Général and Directeurs Généraux Délégués).

      The table below sets forth, at March 31, 2003, the names and ages of our directors, their current positions with our company, the dates of their initial appointment as directors, the expiration dates of their current terms and their current principal occupation or employment. There is no family relationship between any of the persons listed in this chart. The address of each person listed is 61, rue des Belles Feuilles, BP 40-75782 Paris Cedex 16, France.

Back to Contents

Name	Age	Current Position with Lafarge	Principal Business Activities Performed Outside Lafarge	Initial Year of Appointment	Expiration of Term of Office: General Meeting approving financial statements for financial year ended

Bertrand Collomb	60	Chairman of the Board and Chief Executive Officer of the Company(1)	Director of Total Fina Elf SA, Vivendi Universal and Atco Member of the Supervisory Board of Allianz and Advisory Director of Unilever	1987	2004

Bernard Kasriel	56	Vice-Chairman of the Company(2)	Director of Sonoco Products Company	1989	2005

Jacques Lefèvre	64	Vice-Chairman	Chairman of the Supervisory Board of Compagnie de Fives Lille, Director of Société Nationale d'Investissement (Morocco), Cimentos de Portugal and Hurricane Hydrocarbons	1989	2005

Michael Blakenham	65	Director	Chairman of Royal Botanic Gardens Kew Director of Sotheby's Holdings Inc and UK Japan Twenty First Century Group	1997	2002	(3)

Michel Bon	59	Director	Honorary Chairman of France Télécom Chairman of the Supervisory Board of Editions du Cerf Director of Sonepar Member of the Supervisory Board of Grand Vision and Air Liquide	1993	2004

Guilherme Frering	44	Director	Chairman of Cimento Maua	1997	2002	(3)

Richard Haythornthwaite	46	Director	Chief Executive Officer of Invesys plc Director of Cookson Group plc and ICI plc	2001	2004	(4)

Patrice le Hodey	58	Director	Vice Chairman of Libre Belgique Dernière Heure (IPM), Chairman of Audiopresse and Derouk Cartographie Director of RTL-TVI and the press agency Belga	1987	2004

Bernard Isautier	60	Director	Chairman of Hurricane Hydrocarbons Ltd.	1989	2005

Back to Contents

Name	Age	Current Position with Lafarge	Principal Business Activities Performed Outside Lafarge	Initial Year of Appointment	Expiration of Term of Office: General Meeting approving financial statements for financial year ended

Alain Joly	65	Director	Chairman of the Supervisory Board of Air Liquide Director of Banque Nationale de Paris	1993	2004

Jean Keller	68	Director	Member of the Standards Advisory Council of the International Accounting Standards Board and member of the Supervisory Council of the European Financial and Accounting Advisory Group	1998	2003

Raphaël de Lafarge	60	Director	Director of Borgey SA	1982	2002	(3)

Robert W. Murdoch	61	Director	Director of Lafarge North America, Lafarge Canada, Sierra Systems Group Inc, Lallmand Inc., A.P. Plasman, Inc. and Timber West Forest Corp.	1993	2004

Michel Pébereau	61	Director	Chairman of BNP-Paribas Director of Total Fina Elf and Saint-Gobain Member of the Supervisory Board of Axa, Dresdner Bank and Galeries Lafayette	1991	2002	(3)

Hélène Ploix	58	Director	Chairman of Pechel Industries S.A.S. Director of Publicis, Chairman of the Association Française des Investisseurs en Capital	1999	2004

(1) Mr. Bertrand Collomb will remain Chairman and Chief Executive Officer until May 20, 2003, after which date he will no longer be Chief Executive Officer although he will remain Chairman of the board.
(2) Mr. Bernard Kasriel has been appointed Chief Executive Officer by the board of directors on February 26, 2003, such appointment being effective as of May 20, 2003, the date on which our shareholders’ meeting is to be held.
(3) Directors whose term of office is to be renewed for an additional period of four years by the shareholder’s meeting to be held on May 20, 2003.
(4) Richard Haythornthwaite was co-opted by the board of directors as the replacement for Mr. Lindsay Owen-Jones who resigned as a director effective as of September 3, 2001. His appointment was ratified by the annual general meeting of shareholders held on May 28, 2002.

Board Practices and Committees

      The board of directors held four meetings in 2002. During 2002, the directors' attendance rate was 95%. The board of directors comprises the following committees:

      The Organization and Management Committee assists the Chairman and the board of directors with decisions concerning the composition of the board of directors and its remuneration, management remuneration policy, the allocation of stock subscription and purchase options and the organizational structure of management. The committee also drafts resolutions of the board of directors concerning the remuneration of executive officers and nominates new directors and executive officers when appropriate.

Back to Contents

The Organization and Management Committee met twice in 2002 (in February and in December) and issued recommendations to the board of directors in relation to the status of our executive officers (mandataires sociaux), the granting to stock options and the allocation of director’s fees for 2002. The following directors are currently members of the Organization and Management Committee: Michel Pébereau, Michael Blakenham and Alain Joly, who is the Chairman of the Committee.

      The Strategy and Investment Committee examines in detail important strategic issues and major investment and divestment projects. The Strategy and Investment Committee met twice in 2002 (in May and in September) and reviewed our performance as compared to our competitors and our development strategy in our different activities. The following directors are currently members of the Strategy and Investment Committee: Michel Bon, Jacques Lefèvre, Patrice le Hodey, Bernard Isautier, Alain Joly, Robert W. Murdoch, Guilherme Frering and Bertrand Collomb, who is the Chairman of the Committee.

      The Finance Committee performs a preliminary review of the semi-annual and annual financial statements and holds meetings with the statutory auditors and with general and financial management. Our management provides the Finance Committee with regular updates on our financial position, the main thrust of current financial policy and advises the committee on the terms of major financial transactions prior to their completion. The committee also receives copies of all earnings press releases prior to their issue. The committee reviews the report prepared by the statutory auditors and can request to hear members of our internal audit department with such hearing taking place without the presence of our management, provided our Chairman so agrees. More generally, the Finance Committee may be consulted by our management in relation to various other issues. The Finance Committee met twice in 2002 (in February and in September) and performed a preliminary review of our financial statements for 2001 and our semi-annual financial statements for 2002. The committee issued a recommendation in relation to the appointment of a new statutory auditor by the shareholders’ meeting held on May 28, 2002. In February 2003, the Finance Committee performed a preliminary review of our financial statements for 2002 and held meetings with the statutory auditors and general financial management. The following directors are currently members of the Finance Committee: Michel Bon, Jacques Lefèvre, Patrice le Hodey, Jean Keller, Bernard Isautier, Raphaël de Lafarge, Robert W. Murdoch, Guilherme Frering, Hélène Ploix and Michel Pébereau, who is the Chairman of the Committee.

      During 2002, the average attendance rate at committee meetings was over 95%.

      The following directors are also executive officers at March 31, 2003:

      Bertrand Collomb and Bernard Kasriel.

Directors' fees

Policy regarding directors’ fees

      The combined ordinary and extraordinary general meeting of May 28, 2001 established the maximum amount of directors fees to be paid in 2001 and in subsequent years at FRF 4 million (609,796 euros).

      Each of our directors is entitled to receive a fixed fee of 15,245 euros per year (increased by 25% for the chairmen of our committees, except for the Chairman of our Strategy and Investment Committee, Mr. Bertrand Collomb). A director who is appointed or whose office terminates in the course of the year is entitled to 50% of the fixed fee.

      In 2002, an additional fee of 2,327 euros was payable to each director who attended a meeting of our board of directors or one of its committees.

Back to Contents

Fees paid

      The following table presents the fees paid to our directors in 2003 with respect to the 2002 fiscal year:

Director	Fees received in 2003

(amounts in euros)
Bertrand Collomb	24,553
Bernard Kasriel	24,553
Jacques Lefèvre	33,861
Michael Blakenham	29,207
Michel Bon	29,207
Guilherme Frering	33,861
Richard Haythornthwaite	19,899
Patrice le Hodey	33,861
Bernard Isautier	33,861
Alain Joly	37,673
Jean Keller	29,207
Raphaël de Lafarge	29,207
Robert W. Murdoch	33,861
Michel Pébereau	35,346
Hélène Ploix	29,207

TOTAL	457,364

      In comparison, in 2002 we paid 609 thousand euros in directors fees with respect to the 2001 fiscal year.

Directors Share Ownership

      The following table presents share ownership information for each member of our board of directors at December 31, 2002:

Director	Number of shares held at December 31, 2002*

Bertrand Collomb	14,784
Bernard Kasriel	13,192
Jacques Lefèvre	5,441
Michael Blakenham	1,462
Michel Bon	2,579
Guilherme Frering	1,702
Richard Haythornthwaite	1,200
Patrice le Hodey	3,255
Bernard Isautier	1,466
Alain Joly	1,994
Jean Keller	1,281
Raphaël de Lafarge	42,451
Robert W. Murdoch	1,593
Michel Pébereau	1,565
Hélène Ploix	1,441

*	Each director owns less than 0.05% of the 132,880,433 shares outstanding at December 31, 2002. Collectively our directors hold approximately 0.07% of our share capital as at December 31, 2002 and 0.10 % of our voting rights.

Senior Management and Executive Officers

      French law governing a société anonyme, as amended on May 15, 2001, and our revised statuts, permit the board of directors to appoint up to five chief operating officers (directeurs généraux délégués) proposed by the Chief Executive Officer. The board of directors, upon with the recommendation by the Chief Executive Officer, determines the extent and the duration of the powers of the directeurs généraux délégués.

Back to Contents

Currently, Bernard Kasriel and Michel Rose are directeurs généraux délégués with Bernard. Kasriel becoming Chief Executive Officer effective on May 20, 2003. In April 2003, we also announced that the appointment of Bruno Lafont as directeur general délégué will be proposed by the Chairman to our Board of Directors to be held on May 20, 2003.Under French law, a directeur général délégué, like the Chairman and Chief Executive Officer, has broad powers to represent and bind the company in dealing with third parties. A directeur général délégué may be removed by the board of directors at any time upon proposal of the Chief Executive Officer. A directeur général délégué may be held responsible individually for actions he takes that are contrary to the company's interests

      The table below shows, at March 31, 2003, the names and ages of our executive officers and their responsibilities at Lafarge.

Name	Age	Position with Lafarge

Direction Générale

Bertrand Collomb	60	Chairman of the Board and Chief Executive Officer* (1)

Bernard Kasriel	56	Vice Chairman of the Board and Chief Operating Officer* (1)

Michel Rose	60	Senior Executive Vice President*

Executive Committee

Jean-Jacques Gauthier	43	Executive Vice President, Finance

Ulrich Glaunach	46	Executive Vice President, Roofing

Christian Herrault	52	Executive Vice President, Human Resources & Organization

Bruno Lafont	46	Executive Vice President, Gypsum(2)

Charles de Liedekerke	49	Executive Vice President, Aggregates & Concrete

Isidoro Miranda	44	Executive Vice President, Cement

Other Senior Executives

Jean Carlos Angulo	53	Executive Vice President, Regional President, Western Europe

Yves de Clerck	60	Executive Vice President, Regional President, Central Europe

Miguel del Campo	61	Executive Vice President, Regional President, Latin America

Philippe Rollier	60	Executive Vice President, Regional President, North America

Jean-Marie Schmitz	59	Executive Vice President, Morocco
*	also members of the Executive Committee
(1)	Effective as of May 20, 2003, the date on which our shareholders’ meeting is to be held, Bernard Kasriel will become Chief Executive Officer and Bertrand Collomb will remain Chairman of the Board.
(2)	The appointment of Bruno Lafont as directeur général délégué will be proposed by the Chairman to our Board of Directors to be held on May 20, 2003.

      The following is a brief biography of each of our executive officers:

Direction Générale

      Bertrand Collomb, Chairman and Chief Executive Officer. Mr. Collomb was named Vice Chairman and Chief Executive Officer in 1989, and in July of that year, Chief Executive Officer of the Group. Also in 1987, he was named Chief Executive Officer of Lafarge North America, before which he served as Chief Executive Officer of our U.S. subsidiary, General Portland, from 1985. From 1983 to 1985, he was Chairman of Orsan, a former subsidiary of Lafarge and the parent company of our former bioactivities division, where he was in charge of bioactivities.

Back to Contents

He first joined Lafarge in 1975, and held various positions in Lafarge Ciments including Regional Director, then Chief Operating Officer and then President. From 1966 to 1975, he occupied different administrative functions in the French Ministry of Industry.

      Bernard Kasriel, Vice Chairman since 1995 and Chief Operating Officer since 1987. Mr. Kasriel served as President and Chief Operating Officer of National Gypsum in Dallas, Texas, from 1987 to 1989. He was named Senior Executive Vice President of the Group in 1982. He first joined Lafarge in December 1977 in the then Sanitary division, Allia, where he became Chief Operating Officer. From 1975 to 1977, he served as deputy president of the Société Phocéenne de Métallurgie, and from 1972 to 1974, he served as senior executive vice president of Braud Establishments. Mr. Kasriel began his career in 1970 at the Institut du Développement Industriel.

      Michel Rose, Senior Executive Vice President since 1989. Appointed directeur général délégué in February 2002. Mr. Rose has served as Senior Executive Vice President of Lafarge in charge of emerging countries since 1996 and is currently the President of the Cement Committee. Prior to this, Mr. Rose was Chief Executive Officer of Lafarge North America from 1992 to 1996. He has held various positions within the Group, including Chief Executive Officer of Orsan, which has since been divested, Executive Vice President in charge of Human Resources and Internal Communications and Chief Executive Officer of our activities in Brazil. He first joined Lafarge in 1970, as a plant engineer.

Executive Committee

      Jean-Jacques Gauthier, Executive Vice President, Finance, since March 2001. Prior to joining Lafarge in March 2001, Mr. Gauthier had been working since the beginning of 2000 for the Astrium group, which resulted from the merger of Matra Marconi Space with the space activities of Daimler Benz. From 1996 to 2000, he served as Executive Vice President, Finance, of Matra Marconi Space. Prior to this appointment, he held various financial positions both in France and the United States with the Matra group from 1986.

      Ulrich Glaunach, Executive Vice President, Roofing, and member of the executive committee since May 2000. Prior to holding his current position, Mr. Glaunach was Chief Operating Officer of the Roofing division in charge of concrete tiles since July 1998, after holding the position of Chief Executive Officer of Lafarge Perlmooser, our Austrian subsidiary, since December 1995.

      Christian Herrault, Executive Vice President, Human Resources and Organization, since October 1998. Prior to holding his current position, Mr. Herrault was General Manager of the Aluminates and Admixtures business area from 1995. From 1985 until 1995, he assumed successive managerial responsibilities in our bioactivities sector. Prior to joining Lafarge in 1985, he occupied several positions in French Ministries.

      Bruno Lafont, Executive Vice President, Gypsum, since October 1998. Prior to holding his current position, Mr. Lafont occupied the position of Executive Vice President, Finance, from 1995 to 1998. Mr. Lafont previously served in a variety of financial and managerial positions with Lafarge, including in Turkey and the Eastern Mediterranean and with our German sanitary subsidiary, Allia. Mr. Lafont joined Lafarge in January 1983.

      Charles de Liedekerke, Executive Vice President, Aggregates & Concrete, since October 1998. Prior to holding his current position, Mr. de Liedekerke was in charge of integrating our aggregates activities in the United Kingdom since early 1998. In 1992, he left Lafarge to take up a position as Chief Financial Officer of Bekaert, a Belgian group (of which he has been a director since 1988), and held this position until his return to Lafarge in 1998. From 1982, when he first joined Lafarge, until 1992, Mr. de Liedekerke held various managerial positions in France and North America.

      Isidoro Miranda, Executive Vice President, Cement, and member of the executive committee since March 2001. Prior to holding his current position, Mr. Miranda served as General Manager of Lafarge Asland, our cement subsidiary in Spain. He joined Lafarge in 1995 as Group Director of Strategic Studies. Prior to this, he worked in London and in Paris in a strategic consulting firm.

Back to Contents

Other Senior Executive Officers

      Jean Carlos Angulo, Executive Vice President since September 2000 and Regional President of Western Europe since January 1, 2000. From 1997 to 2000, he was Chief Executive Officer of Lafarge Ciments, our French cement subsidiary. Mr. Angulo joined Lafarge in 1975, and subsequently held various positions including Managing Director of our Brazilian operations. He is member of the Board of Cimentos de Portugal.

      Yves de Clerck, Executive Vice President and Regional President of Central Europe since March 2001. From February 1997 to March 2001, Mr. De Clerck served as Executive Vice President in charge of the Cement division. Prior to this, he was Chief Executive Officer of Lafarge Ciments, our French cement subsidiary, from September 1, 1988. From September 1983 until September 1988, he was responsible for social development at our headquarters.

      Miguel del Campo, Executive Vice President and Regional President of Latin America since March 2001. Prior to holding his current position, Mr. Del Campo served as Executive Vice President, Finance since October 1998. From 1970, when he joined Lafarge, to 1998, he held various managerial positions, including Chief Executive Officer of Asland and Regional President, Western Mediterranean region (Spain, Portugal, Morocco and Tunisia).

      Philippe Rollier, Executive Vice President and Regional President of North America since May 2001. Prior to holding his current position, Mr. Rollier was named Executive Vice President in charge of Central Europe in January 1999, before which he served as Regional President of Central Europe from January 1, 1995. From 1989 to 1994, he was Chief Executive Officer of Orsan, which has since been divested.

      Jean-Marie Schmitz, Executive Vice President, Morocco since January 1999. Prior to holding his current position, Mr. Schmitz was Executive Vice President in charge of Human Resources and Communication from 1988 to the end of 1998. He served as a member of the executive committee until September 1, 1998.

Compensation of Executive Officers

Remuneration policy of Senior Management

      Our Organization and Management Committee is responsible for recommending a remuneration policy for our Chairman and Chief Executive Officer and our directeurs généraux délégués (chief operating officers) to our board of directors. The Organization and Management Committee, in establishing the remuneration policy, seeks guidance from outside consultants on the market practices of comparable companies.

      The remuneration is composed of a fixed portion and a performance related portion which may be up to 160% of the fixed remuneration for our Chairman and 120% of the fixed remuneration for our directeurs généraux délégués. All remuneration received by the officers with respect to the various offices they hold within our consolidated subsidiaries is imputed with respect to the fixed portion.

      The performance related pay is established in light of the financial results of the group in comparison to the objectives established at the beginning of the year as well as on the basis of individual performance over the course of the year. For 2002, the financial criteria used were the increase in economic value added, which reflects the return on capital employed, the relative performance of Lafarge as compared to its competitors, and BCI integration synergies. The portion based on individual performance is determined in part by reference to the personal targets set at the beginning of the year with respect to the major tasks to be undertaken.

Global remuneration paid to executive officers in 2002

      The aggregate amount of compensation paid to our executive officers for the fiscal year 2002 (14 persons) for services in all capacities was approximately 7.4 million euros. This amount:

•	includes the fixed share of executive officers’ salaries in 2002 as well as the bonuses paid in 2002 in respect of 2001;

Back to Contents

•	concerns all those who were executive officers in 2002, for the time during that year during which they were executive officers.

      This compares to the aggregate amount of compensation paid to our executive officers for the fiscal year 2001 (14 persons, including two appointed in 2001, and two who left Lafarge in 2001) of approximately 8.6 million euros.

      In addition, the aggregate amount set aside or accrued to provide pension, retirement or similar benefits for persons who were executive officers at December 31, 2002, 14 persons in all, was approximately 24.0 million euros at December 31, 2002.

      The compensation we paid to our Chairman of the Board and Chief Executive Officer and our Vice-Chairman of the Board and Chief Operating Officer for the fiscal year 2002 was the following:

	Fixed remuneration paid in 2002(*)	Variable remuneration due for 2002 paid in 2003

	(in thousands euros)
B. Collomb	875	889
B. Kasriel	500	325
M. Rose	400	260

(*)	Including directors' fees for directorships in our subsidiaries.

Stock options granted to executive officers

      The table below shows the number of subscription or purchase stock options held by our executive officers (14 persons) at December 31, 2002. The number and price of stock options featured in this table have been readjusted since their grant, each time that we have entered into financial transactions which have had an effect on the value of the shares, such as certain increases in share capital or the issue of bonus shares, so as to maintain a constant total stock option value for each beneficiary. For more information about our share capital increases in 2003, see “Item 10. Additional Information ― Description of Share Capital.”

      The number of options granted to executive officers outstanding as at December 31, 2002 is, therefore, not equal to the difference between the number outstanding on December 31, 2001 and the number exercised in 2002.

Back to Contents

Allotment authorized by the shareholders’ meeting of	Date of allotment by the board of directors	Type of option	Number of options out-standing at December 31, 2001	Number of shares purchased or subscribed between January 1, 2002 and December 31, 2002	Options granted in 2002	Total outstanding options at December 31, 2002	Number of managers holding these options at December 31, 2002	Available for exercise from	Option exercise period lapses	Exercise price at December 31, 2002 (in euros)

06/15/92	12/17/92	Subscription*	2,504	2,504	N/A	0	0
06/15/92	12/15/93	Subscription	5,408		N/A	5,408	2	12/15/93	12/15/03	50.98
06/15/92	09/27/94	Subscription	21,983		N/A	21,983	4	09/27/94	09/27/04	51.67
05/22/95	05/22/95	Subscription	1,685		N/A	1,685	2	05/22/95	05/22/05	46.97
05/22/95	12/13/95	Subscription	69,445		N/A	69,445	7	12/13/99	12/13/05	45.80
05/22/95	12/13/95	Subscription**	555		N/A	555	5	12/13/95	12/13/05	45.80
05/21/96	12/18/96	Subscription	5,466		N/A	5,466	4	12/18/00	12/18/06	45.24
05/21/97	12/17/97	Subscription	10,918		N/A	10,918	1	12/17/02	12/17/07	53.34
05/21/97	12/17/97	Purchase	170,104		N/A	170,104	11	12/17/02	12/17/07	53.34
05/21/97	05/26/98	Subscription	—		N/A	—	0	05/26/03	05/26/08	79.41
05/21/97	12/10/98	Purchase	6,489		N/A	6,489	3	12/10/03	12/10/08	78.84
05/27/99	12/15/99	Subscription	162,681		N/A	162,681	13	12/15/04	12/15/09	87.89
05/27/99	12/13/00	Purchase	72,220		N/A	72,220	11	12/13/05	12/13/10	84.75
05/28/00	05/28/01	Purchase	12,000		N/A	12,000	1	05/28/06	05/28/11	108.53
05/28/01	12/13/01	Subscription	277,000		N/A	277,000	13	12/13/05	12/13/11	102.20
05/28/01	05/28/02	Subscription***	—		1,100	1,100	11	05/28/06	05/28/12	108.18
05/28/01	12/11/02	Subscription	—		98,000	98,000	11	12/11/06	12/11/12	79.15
TOTAL			818,458	2,504	99,100	915,054	14

*	Plan, terminated on December 17, 2002.
**	Lafarge en Action 1995.
***	Lafarge en Action 2002.

      Stock options granted to our Senior Management

      The following table sets forth the options granted to our senior management, Messrs. Collomb, Kasriel and Rose, by all of our consolidated subsidiaries and all options exercised by them in 2002.

	Total number of shares covered	Price	Option Exercise Period and Vesting Period

Options Granted:
B. Collomb:
Lafarge	0
Lafarge North America	20,000	USD 41.05	10 years and 25% per year
B. Kasriel:
Lafarge	0
Lafarge North America	15,000	USD 41.05	10 years and 25% per year
M. Rose
Lafarge	100	108.18 euros	10 years and 100% after 4 years
	20,000	79.15 euros	10 years and 100% after 4 years
Lafarge North America	1,000	USD 41.05	10 years and 25% per year
Options Exercised:
B. Collomb:
Lafarge North America	15,000	USD 15.75

Back to Contents

      Ten Highest Options Grants to Our Employees Other Than Our Senior Management

      The following table shows the options granted by us and our consolidated subsidiaries to our ten highest paid employees, other than Messrs. Collomb, Kasriel and Rose, and the options they exercised in 2002.

	Total number of shares covered	Weighted Average Price

Options Granted:
Lafarge	86,900	79.48 euros
Lafarge North America	202,500	USD 41.05
Options Exercised:
Lafarge	38,509	49.74 euros
Lafarge North America	70,750	USD 43.72

      None of our directors and officers owns 1% or more of outstanding shares.

      Stock options held by our executive officers including our senior management in our consolidated subsidiaries

      Four of our executive officers hold 385,000 subscription options in Lafarge North America. Our executive officers including our senior management exercised 15,000 options in Lafarge North America in 2002, at an average price of USD 15.75 per share.

Employees

      The following tables set forth our number of employees at December 31, 2002, 2001 and 2000 by area of primary activity and our number of employees at December 31, 2002, 2001 and 2000 by geographical region:

Employees by Division

	Year ended December 31, 2002		% Var. 2002/2001	Year ended December 31, 2001		% Var. 2001/2000	Year ended December 31, 2000

	Number	%	in %	Number	%	in %	Number	%
Cement	37,521	48.4	(10.3)	41,832	50.5	49.9	27,908	42.3
Aggregates & Concrete	21,069	27.2	(3.6)	21,852	26.4	17.7	18,561	28.1
Roofing	12,106	15.6	(4.0)	12,620	15.2	(5.5)	13,348	20.2
Gypsum	5,319	6.9	7.6	4,944	6.0	9.4	4,521	6.9
Specialty Products**	417	0.5	(49.8)	830	1.0	(12.6)	950	1.5
Others*	1,114	1.4	36.9	814	1.0	22.4	665	1.0

Total	77,547	100.0	(6.4)	82,892	100.0	25.7	65,953	100.0

*	Including employees at our corporate office and in research and development.
**	Figures for the 2002 fiscal year reflect only the unsold portion of our Specialty Products division

Back to Contents

Employees by Geographical Zone

	Year ended December 31, 2002		% Var. 2001/2002	Year ended December 31, 2001		% Var. 2001/2000	Year ended December 31, 2000

	Number	%	in %	Number	%	in %	Number	%
Western Europe	25,676	33.1	(3.9)	26,730	32.2	20.0	22,278	33.8
North America	15,573	20.1	(5.3)	16,451	19.8	28.8	12,774	19.4
Mediterranean Basin	4,277	5.5	(27.0)	5,859	7.1	(3.1)	6,049	9.2
Central and Eastern Europe	9,301	12.0	11.9	8,315	10.0	(13.2)	9,582	14.5
Sub-Saharan Africa and Indian Ocean	7,632	9.8	(23.3)	9,954	12.0	128.4	4,357	6.6
Latin America	4,626	6.0	(9.4)	5,105	6.2	13.4	4,503	6.8
Asia/Pacific	10,463	13.5	(0.1)	10,479	12.6	63.5	6,410	9.7

Total	77,547	100.0	(6.5)	82,892	100.0	25.7	65,953	100.0

      The significant increase in total number of employees from December 31, 2000 to December 31, 2001 was due principally to the acquisition of Blue Circle.

Labor Policy

      A significant percentage of our non-managerial employees in Europe and the United States are members of labor unions. As required by French and European law, our management holds annual meetings with a delegation of French union representatives and a delegation of European establishments of the employees in order to respond to questions regarding our economic and employment situation. While we have experienced some strikes in the past five years, we have not experienced any strikes, walkouts or work stoppages which have had a material negative impact on our financial condition, results of operations or cash flows. We believe that we enjoy good relations with our employees.

      In accordance with the regulation (“ordonnance”) No. 86-1134 of October 21, 1986 concerning employee profit-sharing schemes, almost every one of our subsidiaries has, over the past few years, passed on renewed profit sharing agreements with their employees. Such arrangements allocate a portion of the profits to employees based partly on financial results and partly on specific performance criteria, such as cost reduction and quality of products or services provided to the customer. The employees’ share of the profits may be invested in the different mutual funds of the savings scheme of Lafarge. The employees’ share of the profits that is invested in the savings scheme of our company, as well as personal investments of French and foreign employees, benefit from an additional contribution by us.

      We believe that our organization in decentralized divisions encourages individual initiatives and participation in our development strategy, as well as good overall relationships with our employees. To these ends, we have strived to follow a policy of social responsibility in all of the countries where we operate.

      As a result of our presence in a large number of countries and our acquisition strategy, integration of our employees within one global enterprise is a key element of our human resource policy. Our intranet portal, numerous seminars and “Meet the Group” conferences are a part of this effort.

      Internally, in line with our social responsibility statement, we encourage employee participation and social dialogue. We are devoted to maintaining healthy and safe working conditions, particularly as we expand to developing markets. We have also developed apprenticeship and on-the-job training programs targeted toward young employees, as well as training by business lines for others. We consider our efforts in continuing education as a way to both enhance the personal experience and development of our employees and increase their skills and qualifications for our own benefit. In addition, in most of our subsidiaries, employees are given an interest in operational results through our profit-sharing programs.

Back to Contents

Employee Share Ownership

      Employee shareholding, through wide ranging reserved share offerings and stock option plans is an important part of our strategy for motivating our employees. At December 31, 2002, more than 48,000 of our employees were shareholders of Lafarge. Following our latest Lafarge en action 2002 employee stock ownership program our employee share ownership levels were raised to approximately 1.7% of our outstanding shares. Our long-term goal is to raise employee ownership to 3% of our outstanding shares.

Employee Reserved Share Offerings

      On April 15, 2002 we launched the Lafarge en action 2002 an employee stock ownership program reserved for our employees outside the United States and Canada and certain other countries. The Lafarge en action 2002 program was adopted pursuant to the authorization given by our shareholders at the extraordinary general meeting held on May 28, 2001.

      Under Lafarge en action 2002 our eligible employees were able to subscribe for 1 to 110 shares, with every share from the eleventh purchased, giving right to receive one option. The maximum number of shares offered directly under the program was 3,425,000 shares at a price of 81.84 euros per share (a 20% discount to the market price over the reference period of the twenty trading days prior to March 29, 2002). In accordance with French laws governing a Plan d’Epargne Groupe (Group Savings Scheme), except in certain specific circumstances, employees who subscribed for shares in the program will be required to hold them for at least five years. The price at which the options can be exercised was set at 108.15 per share on May 28, 2002 by reference to price over the reference period of the preceding twenty trading days preceding this date, without any discount. The options will be exercisable from the fifth anniversary of the date they are granted and will expire on the tenth anniversary.

      We subsidized each of our eligible employees purchase of up to ten shares under the program. The amount of the subsidy depended on the GNP of the country the employee in question was domiciled in for tax purposes. The subsidy was 30% in countries in which the GNP was more than U.S.$10,000 and 60% in countries in which the GNP was less than U.S.$10,000. We also agreed to provide, where legally permitted, to each eligible employee who requested it, an interest free loan to purchase shares in the program, repayable over 24 months. The associated capital increase was completed in June 2002.

Stock Options

Allotment policy

      The allotment policy is recommended to the board of directors by the Organization and Management Committee. Stock options are allotted to the executive officers and senior management, as well as to middle management and other employees who have contributed significantly to our performance.

      Stock options are allotted at times decided by the board of directors. Generally, stock options are allotted once per year at the December meeting of the board of directors. The number of beneficiaries varies from year to year.

      Over the last two fiscal years, the average number of stock options allocated annually represented approximately 1,055,294 shares, or, on average, 0.8 % of our outstanding shares. A total of 438 employees received options in 2000, 1,703 in 2001, and 14,785 in 2002. The significant increase in the number of beneficiaries in 2002 was due to the option grants under the Lafarge en action 2002 employee stock ownership program.

      A total of 5,379,723 allotted stock options had still to be exercised at the end of December 2002, representing approximately 4 % of our outstanding shares. Executive Officers ( 14 persons in all) held 17 % of these options.

The board of directors may allot either subscription or purchase stock options.

Stock options characteristics

      All stock options are valid for a period of 10 years.

Back to Contents

      The exercise price is set, without discount or reduction, at the average trading price for our shares during the twenty trading days preceding the date of allotment.

      Stock options may be exercised in whole or in part.

Stock options exercise conditions

      Stock options allotted up to and including May 1995 may be exercised freely.

      In December 1995, the board of directors decided that all stock options granted from then on would not be exercisable for the first four years following the date of allotment. The board of directors nonetheless decided that options allotted under the Lafarge en action 95 employee stock ownership program (share offering reserved for employees under which employees could subscribe for 1 to 110 shares, with every share from the eleventh purchased one, giving right to receive one option), could be exercised from the date of allotment.

      In December 1997, the board of directors increased the period during which stock options cannot be exercised from four to five years for all options allotted from 1997 onwards.

      The board of directors also decided that stock options that were not yet exercisable could be nevertheless exercised upon retirement, early retirement or redundancy of the beneficiary or in the event of a takeover bid for Lafarge or its merger into another company.

      In December 2001, the board of directors reduced the period during which stock options cannot be exercised from five to four years for all options allotted from December 2001 onwards in conformity with the statutory requirements. Such period during which stock options cannot be exercised also applies to options allocated under the Lafarge en action 2002 employee stock ownership program (share offering reserved for employees under which employees could subscribe for 1 to 110 shares, with every share from the eleventh purchased one, giving right to receive one option).

Loss or retention of stock options

      Stock options lapse if not exercised within the ten years following their date of allotment.

      Dismissal or resignation of the beneficiary for cause invalidates all outstanding options granted the beneficiary. Stock options can remain valid after the beneficiary has left employment with Lafarge with the approval of his or her employer, or, if applicable, in the event of the disposal of our subsidiary employing the beneficiary.

Subscription and purchase stock options at December 31, 2002

      The number and price of stock options featured in this table have been readjusted since their allotment, each time that we have entered into financial transactions which have had an effect on the value of the shares, such as certain increases in share capital or the issue of bonus shares, so as to maintain a constant total option value for each beneficiary. For more information about our share capital increases in 2002, see “Item 10. Additional Information ― Description of Share Capital.”

Back to Contents
Allotment authorized by the shareholders’ meeting of	Date of allotment by the board of directors	Type of option	Number of options out-standing at December 31, 2001		Number of shares purchased or subscribed between January 1, 2002 and December 31, 2002	Options granted in 2002	Total outstanding options at December 31, 2002	Available for exercise from	Option exercise period lapses	Exercise price at December 31, 2002 (in euros)

06/15/92	12/17/92	Subscription	30,875	*	28,938	N/A	0
06/15/92	12/15/93	Subscription	84,104		10,260	N/A	73,844	12/15/93	12/15/03	50.98
06/15/92	09/27/94	Subscription	145,462		16,882	N/A	128,580	09/27/94	09/27/04	51.67
05/22/95	05/22/95	Subscription	17,365		1,363	N/A	16,002	05/22/95	05/22/05	46.97
05/22/95	12/13/95	Subscription	420,613		57,857	N/A	362,756	12/13/99	12/13/05	45.80
05/22/95	12/13/95	Subscription**	196,225		25,862	N/A	170,363	12/13/95	12/13/05	45.80
05/21/96	12/18/96	Subscription	66,234		11,583	N/A	54,651	12/18/00	12/18/06	45.24
05/21/97	12/17/97	Subscription	365,029		7,979	N/A	357,050	12/17/02	12/17/07	53.34
05/21/97	12/17/97	Purchase	429,765		7,558	N/A	422,207	12/17/02	12/17/07	53.34
05/21/97	05/26/98	Subscription	131,196		4,688	N/A	126,508	05/26/03	05/26/08	79.41
05/21/97	12/10/98	Purchase	105,761		2,218	N/A	103,543	12/10/03	12/10/08	78.84
05/27/99	12/15/99	Subscription	990,179		6,171	N/A	984,008	12/15/04	12/15/09	87.89
05/27/99	12/13/00	Purchase	469,623		0	N/A	469,623	12/13/05	12/13/10	84.75
05/28/00	05/28/01	Purchase	12,000		0	N/A	12,000	05/28/06	05/28/11	108.53
05/28/01	12/13/01	Subscription	1,188,825		0	N/ A	1 188,825	12/13/05	12/13/11	102.20
05/28/01	05/28/02	Subscription***			0	437,373	437,373	05/28/06	05/28/12	108.15
05/28/01	12/11/02	Subscription			0	472,390	472,390	12/11/06	12/11/12	79.15
TOTAL			4,653,256		181,359	909,763	5,379,723

*	Plan, terminated on December 17, 2002.
**	Lafarge en Action 1995.
***	Lafarge en Action 2002.

Back to Contents

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

      The following table sets out to the best of our knowledge the principal holders of Lafarge's share capital at December 31, 2002 as well as the percentage ownership over the past three years:

Group of Shareholders	At December 31, 2002				At December 31, 2001	At December 31, 2000

	Number of Shares Held	Number of Votes Held	% of Total Issued Shares	% of Total Voting Rights	% of Total Issued Shares	% of Total Issued Shares

Private individuals	17,364,883	22,672,937	13.1%	16.0%	14.8%	20.5%
Resident institutional investors (France)	40,718,142	45,231,405	30.6%	32.0%	25.3%	28.1%
Non-resident institutional investors (outside France)	72,928,512	73,661,982	54.9%	52.0%	58.5%	49.8%
Treasury shares 1	1,868,896	0	1.4%	0.0%	1.4%	1.6%

Total	132,880,433	141,566,324	100.0%	100.0%	100.0%	100.0%

1.	At December 31, 2002, we held directly in treasury 1,025,641 shares purchased pursuant to prior authorizations from our shareholders. In addition our subsidiaries held 843,255 shares which under French law are considered outstanding but have no voting rights.

      For share ownership information for members of the board of directors, see “Item 6. Directors, Senior Management and Employees — Share Ownership."

      To our knowledge, at December 31, 2002 no individual or entity, or group of individuals or entity acting together in concert held more than 5% of the outstanding capital shares or total voting rights. All of our shares bear the same conditions as to voting rights, except for our treasury shares, which bear no voting rights and except for shares held in registered form for over two years which have double voting rights (see “Item 10. Additional Information — Shareholders' Meetings and Voting Rights — Attendance and Voting at Shareholders' Meetings”).

      To our knowledge, we are not directly or indirectly owned or controlled by another corporation, any government or any other natural or legal person severally or jointly. There is no arrangement known to us, the operation of which may at any subsequent date result in a change in control of Lafarge.

      To our knowledge, at December 31, 2002, (i) the portion of our outstanding shares held in the United States was approximately 0.3% and (ii) the number of record holders of our shares in the United States was 13 and (iii) the number of our ADRs outstanding was 1,468,688.

Potential Shares — Dilution

      At December 31, 2002, the number of our outstanding shares could be increased by up to 14,608,571new shares as a consequence of:

•	The exercise of subscription stock options granted to our employees. At December 31, 2002, the maximum number of shares issuable under currently exercisable subscription options was 1,163,246 shares. In addition there were subscription options covering 3,209,104 shares that were issued after 1997 and not currently exercisable (see “ Item 6. Directors, Senior Management And Employees — Share Ownership — Stock Options”).

•	The exercise of the conversion rights attached to the OCEANE bonds issued in June 2001. The maximum number of shares issuable under the OCEANE bonds is 10,236,221 shares. Pursuant to the terms of the OCEANE bonds, upon a bondholders exercise of his conversion right, we have the option of converting the bond into new shares or exchanging the bonds for existing treasury shares.

Back to Contents

      At December 31, 2002, there were no other securities convertible, redeemable or otherwise exchangeable in newly issued shares.

Related Party Transactions

      Agreements between Lafarge and one of our directors, the Chairman of the Board and Chief Executive Officer or the Vice Chairman of the Board and Chief Operating Officer or a company in which our directors or these executive officers hold directorships or senior executive positions are, pursuant to the applicable laws and regulations in force, subject to the prior approval of the board of directors and then, on a special report from the statutory auditors, to the approval of the ordinary shareholders’ meeting. The director or executive officer concerned is required to inform the board of all agreements covered by the law. The May 15, 2001 act amending French law governing a société anonyme extended the definition of related party transactions to agreements between Lafarge and a shareholder holding more than 5% of the voting rights or, if such shareholder is a corporation, with the corporation controlling such shareholder.

      These procedures do not apply to agreements concerning the day-to-day business of the company reached under normal conditions. However, the May 15, 2001 act requires that such agreements must be provided by any interested party to the Chairman of our Board and that the Chairman of the Board provide a list of such agreements and the purpose of each to the members of the Board and to the statutory auditors.

      For fiscal year 2000, our statutory auditors, listed the following agreements in their March 1, 2001 report to our shareholders:

•	The board of directors, during its December 13, 2000 meeting, authorized the indemnification by us of the directors of Lafarge North America against damages and attorneys fees they would have to pay if they were to be held liable as directors, except in case of gross negligence or willful misconduct. Our directors, Messrs. Collomb, Kasriel, Lefèvre and Murdoch are also executive officers or directors of Lafarge North America.

•	The Board of directors, during its January 27, 2000 meeting authorized:

-	an underwriting agreement relating to our convertible bonds redeemable in shares or in cash, with warrants attached with BNP-Paribas and Dresdner Kleinwort Benson, two international banks, as lead underwriters, and

-	a Term and Revolving Credit Facility with BNP-Paribas and Dresdner Kleinwort Benson, relating to our February 2000 tender offer on Blue Circle resulting in our acquisition of a 19.9% participation. [1]

      1 This Term and Revolving Credit Facility was cancelled and replaced by the 3,600,000,000 British Pound syndicated multi-currency Term and Revolving Credit Facility subsequently authorized by our Board of directors on January 5, 2001.

      For fiscal year 2001, our statutory auditors, listed the following agreements in their February 28, 2002 report to our shareholders:

•	The Board of directors, during its January 5, 2001 meeting, in connection with the launch of the tender offer for Blue Circle Industries and the related capital increase authorized:

-	an underwriting agreement with BNP-Paribas and Dresdner Kleinwort Benson, as lead underwriters relating to our issuance of 14,110,592 shares at a price of 80 euros a share in a 1 for 8 underwritten rights offering to our shareholders which was completed on February 2, 2001, and

-	a 3,600,000,000 British Pound syndicated multi-currency Term and Revolving Credit Facility with BNP-Paribas and Dresdner Kleinwort Benson.[2]

      2 We terminated this agreement on December 10, 2001.

Back to Contents

•	The board of directors, during its September 3, 2001 meeting, authorized:

	-	an option agreement with our majority owned North American subsidiary, Lafarge North America to purchase the Blue Circle North American assets remaining after the dispositions required by the anti-trust authorities anytime between July 1, 2002 and December 31, 2004 at a fixed call price of $1.4 billion, subject to certain adjustments at the time of the exercise, and

	-	a management agreement with Lafarge North America with respect to Blue Circle’s assets in North America which expires on December 31, 2002 and is renewable for one-year periods thereafter.[3] The agreement provides that Lafarge North America will manage the Blue Circle assets for a fixed annual management fee plus incentives for improving operating results and that we are required to indemnify Lafarge North America and its employees for any third party proceedings arising out of the management agreement or the underlying Blue Circle assets.

      3 This agreement was renewed for 2003.

      For fiscal year 2002, our statutory auditors, listed the agreements previously authorized by the Board of directors on September 3, 2001 and listed above, in their February 17, 2003 report to our shareholders:

      Our director, Mr. Pébereau, is chairman and chief executive officer of BNP-Paribas and a member of the supervisory board of Dresdner Bank AG, and our director, Mr. Joly, is a director of BNP-Paribas. We have had and we will continue to have business relationships with BNP-Paribas, including for the conclusion of financings, credit facilities and agreements relating to securities offerings. These agreements were and will be, when applicable, approved by our Board of Directors and communicated to our auditors and our shareholders in compliance with French law on related party transactions.

      In addition, we have entered into several agreements with Materis, the holding company to whom we sold part of our Specialty Products division and of which we own 33.36%. These agreements relate principally to the use of certain brand names and trademarks, to our collaboration in the fields of research and development and purchasing and to the leasing of certain facilities. On January 22, 2001, we made a 1.1 million euro loan to a Luxembourg partnership constituted of certain directors and officers of Materis to enable them to buy Materis shares. The loan bears interest at 5% and is due on January 21, 2013. Interest is capitalized over the term of the loan. The reimbursement of the loan is linked to the improvement of the valuation of Materis, with a reimbursement premium if Materis' value reaches certain thresholds and no reimbursement if it falls below certain thresholds.

Back to Contents

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

      See “Item 18. Financial Statements” for a list of financial statements filed with this registration statement.

Legal Proceedings

      See “Item 4. Information on the Company — Litigation."

Dividends Policy

      We have no stated dividend policy. For historical information with respect to our dividend distributions, see “Item 3: Key Information — Selected Financial Data.”

Significant Changes

      See “Item 4. Information on the Company — Recent Developments” and “Item 5. Operating and Financial Review and Prospects — Recent Developments.”

Back to Contents

ITEM 9. THE LISTING

Listing Details

      The primary market for trading in our shares is Euronext (Paris). Our shares have traded on the New York Stock Exchange in the form of American Depositary Shares, or ADSs under the symbol “LR” since July 23, 2001. Each ADS represents one-fourth of one share. The ADSs are evidenced by American Depositary Receipts, or ADRs, which are issued by Morgan Guaranty Trust Company of New York, as Depositary, under a Deposit Agreement dated at July 18, 2001, among us, the Depositary and the registered holders of the ADRs from time to time. Our shares are also traded on the London Stock Exchange and the Frankfurt Stock Exchange.

      The following tables set forth the volume and high and low last sales prices of our shares of common stock as reported on Euronext Paris S.A.

Trading Prices for our shares of common stock on Euronext Paris S.A. for the five most recent full financial years.

	High	Low	High	Low	Average Daily Volume	Average Monthly Volume

	(euros)		(FRF)		(in shares)	(in millions of shares)

1998(1)	100.31	54.73	657.99	359.00	326,369	6.74
1999(1)	115.60	70.10	758.29	459.83	368,218	7.82
2000	118.40	73.75	776.65	483.77	521,670	11.00
2001	114.00	74.00	747.79	485.41	667,518	14.05
2002	111.20	67.00	729.42	439.49	772,173	16.40
Source: Euronext

(1)	Prior to January 4, 2000, our shares were traded in FRF on the Paris Bourse. We have translated stock prices prior to this date for convenience by applying the fixed exchange rate of FRF 6.55957 per 1.00 euro.

Trading Prices for our shares of common stock on Euronext Paris S.A. for each full financial quarter for the two most recent full financial years.

		High	Low	Average Daily Volume	Average Monthly Volume

		(euros)		(in shares)	(in millions of shares)
2002

	1st quarter	107.00	96.85	552,430	11.42
	2nd quarter	111.20	97.50	764,000	16.04
	3rd quarter	102.80	74.00	693,541	15.26
	4th quarter	84.50	67.00	880,454	18.78
2003
	1st quarter	76.25	43.26	928,469	19.50

Source: Euronext

Back to Contents

Trading Prices for our shares of common stock on Euronext Paris S.A. for each month for the most recent six months.

		High	Low	Average Daily Volume	Actual Monthly Volume

		(euros)		(in shares)	(in millions of shares)
2002
	October	83.60	67.00	1,283,080	29.51
	November	83.50	75.10	863,922	18.14
	December	84.50	73.10	742,816	14.86
2003
	January	76.25	55.10	985,870	21.69
	February	60.40	47.33	1,151,606	23.03
	March	58.00	43.26	887,147	18.63

Source:  Euronext

      The following tables set forth the volume and high and low last sales prices of our shares of American Depositary Shares as reported on the New York Stock Exchange since they were initially listed on July 23, 2001.

Trading Prices for our American Depositary Shares on the New York Stock Exchange for each full financial quarter since the initial listing on July 23, 2001.

		High	Low	Average Daily Volume	Average Monthly Volume

		(dollars)		(in ADSs (1))	(in ADSs (1))
2001
	3rd quarter	29.50	17.35	3,191	35,100
	4th quarter	24.25	19.90	11,661	229,333
2002
	1st quarter	24.20	21.05	4,848	96,967
	2nd quarter	25.92	21.90	4,198	89,567
	3rd quarter	25.55	19.91	5,484	117,000
	4th quarter	21.00	16.80	11,183	238,567
2003
	1st quarter	20.05	12.10	13,400	273,700

Source:  NYSE
(1)	Each ADS represents one-fourth of one share.

Back to Contents

Trading Prices for our American Depositary Shares on the New York Stock Exchange for each month for the most recent six months.

		High	Low	Average Daily Volume	Actual Monthly Volume

2002		(dollars)		(in ADSs (1))	(in ADSs (1))
	October	20.50	16.80	8,183	188,200
	November	21.00	18.98	11,350	227,000
	December	20.65	18.00	14,310	300,500
2003
	January	20.05	15.10	15,581	327,000
	February	16.25	12.73	10,747	205,400
	March	15.70	12.10	13,619	286,000

Source:  NYSE
(1)	Each ADS represents one-fourth of one share.

Markets
      Our shares of common stock have been listed on the Premier Marché of Euronext Paris S.A. (“Euronext Paris”) since July 4, 1923. Lafarge has been included in the SBF 250 index since its creation in December 1990 and in the CAC 40 index since its creation in December 31, 1987. The SBF 250 is an index of shares of 250 companies selected by Euronext Paris as the most representative of the French equities listed on Euronext Paris, from twelve economic sectors. The CAC 40 index is an index of shares of the 40 largest companies traded on Euronext Paris in terms of market capitalization.

      On September 22, 2000, upon successful completion of an exchange offer, the Société des Bourses Françaises (known as Paris Bourse SBF S.A.), the Amsterdam Stock Exchange and the Brussels Stock Exchange merged to create Euronext N.V., a Dutch holding company and the first pan-European stock exchange. Subsequently, Paris Bourse SBF S.A. changed its name to Euronext Paris. Securities quoted on any of the stock exchanges participating in Euronext are traded through common Euronext platforms; NSC is the common platform for trading and Clearing 21 for clearing. Euronext Paris anticipate, but not before 2008, implementing central clearinghouse, settlement and custody structures. However, these securities will remain listed on their respective local exchanges. Euronext Paris retains responsibility for the admission of securities to Euronext Paris’ trading markets, as well as the regulation of these markets.

      Securities approved for listing by Euronext Paris are traded in one of three regulated markets, the Premier Marché, the Second Marché and the Nouveau Marché. These markets are all operated and managed by Euronext Paris, a market enterprise (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow small capitalization and start-up companies to access the stock market. In addition, securities of certain other companies are traded on a non-regulated, over-the-counter market, the Marché Libre OTC.

Premier Marché

      Securities listed on the Premier Marché of Euronext Paris are officially traded through authorized financial institutions that are members of the Paris Stock Exchange. Securities are traded continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and, for some securities, a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed and a closing auction at 5:25 p.m. Any trade of a security that occurs after a stock exchange session closes is recorded on the next Euronext Paris trading day at the previous session’s closing price for that security. Euronext Paris has introduced continuous electronic trading during trading hours for most listed securities.

Back to Contents

      Euronext Paris places securities listed on the Premier Marché in one of the two categories depending on their trading volume. Our shares are placed in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required for a security to be in Continu is 2,500 trades, i.e., 10 trades per business day.

      Euronext Paris may temporarily reserve trading in a security listed in Continu on the Premier Marché if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on a basis of a percentage fluctuation from a reference base. The duration of the so-called reservation period and the relevant thresholds vary depending on whether the price fluctuation occurs when trading commences or during the trading session. Euronext Paris may display an indicative trading price during such reservation period. Euronext Paris also may suspend trading of a security listed on the Premier Marché in other limited circumstances, including, for example, where there is unusual trading activity in the security. In addition, in exceptional cases, the Conseil des Marchés Financiers and the Commission des Opérations de Bourse may also request a suspension in trading.

      Trades of securities listed on the Premier Marché are settled on a cash basis on the third trading day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (ordre stipulé à règlement différé) for a fee. The deferred settlement service is only available for trades in securities that either (i) are a component of the Index SBF 120 or (ii) have both a total market capitalization of at least 1 billion euros and a daily average volume of trades of at least 1 million euros. Investors can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month.

      Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend payment date is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

Back to Contents

ITEM 10. ADDITIONAL INFORMATION

Description of Share Capital
Not Applicable

By-laws (statuts)
      In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our by-laws (statuts) as amended on November 5, 2002. An unofficial English translation of our statuts is included as an exhibit to this report. Only the official French version of our statuts governs our affairs. You may obtain copies of our statuts in French from Lafarge Legal Affairs Department, Siège social: 61, rue des Belles Feuilles 75116 Paris, France. In order to comply with amendments to French company law enacted in 2001, our statuts have been amended to allow us to authorize our directors and shareholders to attend meetings by videoconference and to allow our directors to separate the function of chairman of the board (président) and chief executive officer (directeur général) and to include provisions regarding the appointment of up to five directeurs généraux délégués (chief operating officers). The amended statuts were approved by the extraordinary general meeting of shareholders convened on initial notice on October 22, 2002, and on second notice on November 5, 2002.

Corporate Purpose

      We are registered under the number “542 105 572” with the company and commercial register of the Paris Commercial Court (Tribunal de Commerce de Paris). Our corporate purpose is described in Article 2 of our statuts.

Directors

      The following is a summary of provisions in our by-laws (statuts) pertaining to directors:

Directors’ power to vote compensation
 Our by-laws authorize the board of directors to distribute such remuneration among its members as it sees fit, within the limits established by our shareholders. Our shareholders decided on May 28,2001, to set the maximum amount of directors' fees payable in fiscal year 2001 and in subsequent fiscal years at FRF 4million (609,796 euros). The board of directors may also authorize the reimbursement of traveling expenses and expenses incurred by directors in the interests of Lafarge.

      The remuneration of the chairman of the board of directors and of the executive officers is set by the board of directors. Such remuneration may be fixed and/or proportional.

      The board of directors may award exceptional remuneration to directors who are members of committees formed from among its members or who are entrusted with specific tasks or duties. In this case, such remuneration is charged to operating costs, indicated to the statutory auditors, submitted for prior authorization of the board of directors and subsequently approved by the shareholders’ meeting.

Borrowing powers exercisable by directors
      Our by-laws (statuts) authorize the board of directors to accomplish all financial transactions, open all accounts with banking institutions, make and receive all payments, subscribe all negotiable instruments and notes, agree to all credits and request all loans.

      The board of directors may not contract loans in the form of bonds except with the authorization of the ordinary shareholders’ meeting, nor may it issue convertible bonds, bonds exchangeable for shares or bonds with share warrants except with the authorization of the extraordinary shareholders’ meeting.

Back to Contents

Age requirement for retirement of directors
      Our by-laws (statuts) provide that the directors may be dismissed at any time by a duly convened shareholders’ meeting. Otherwise our statuts provide that our directors shall serve a multi-year term of office and each director’s term of office may be renewed subject the condition that directors may not be more than 70 years of age. Our shareholders at our general shareholders' meeting convened on May 28, 2001, approved a resolution which amended our statuts and progressively reduced the duration of our directors' terms of office. Under this resolution, directors currently serving and originally appointed for six-year terms will serve out the remainder of their six year mandate; directors appointed or renewed in office in 2001 shall serve five-year terms; and those appointed or renewed in years subsequent shall serve four-year terms. Each director’s term of office expires at the end of the ordinary shareholders’ meeting called to approve the previous year’s accounts held in the year during which the director’s term of office normally expires or during which the director reaches the age limit of 70 years.

      The Chairman of the Board and the Chief Executive Officer may not be more than 65 years of age. The office of each expires automatically on December 31 of the year in which he reaches the age of 65.

      However, the board of directors may decide to extend the term of office of the Chairman of the Board beyond the above-mentioned age limit for successive one-year periods provided that his term of office as director continues for such periods. In this case, the term of office of the Chairman of the Board shall expire definitively on December 31 of the year in which he reaches the age of 67.

Number of shares required for a director’s qualification
      All members of the board of directors must hold, in registered form, a number of shares representing a total nominal value of at least 4,572 euros. The par value of our shares is 4 euros.

Shareholders’ Meetings and Voting Rights

General
      In accordance with the French company law, there are two types of shareholders' general meetings, ordinary and extraordinary.

      Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing directors,
•	appointing independent auditors,
•	approving the annual accounts,
•	declaring dividends or authorizing dividends to be paid in shares,
•	issuing debt securities, and
•	authorizing the company to trade in its equity securities

      Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing our company’s name or corporate purpose,
•	increasing or decreasing our share capital,
•	creating a new class of equity securities,
•	authorizing the issuance of investment certificates, convertible or exchangeable securities,
•	creating securities giving the holder the right to acquire our shares such as warrants or convertible or exchangeable debt,
•	amending or modifying the terms and conditions of existing securities, and
•	the voluntary liquidation of our company.

Back to Contents

Annual Ordinary Meetings
 The French company law requires our board of directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts and the consolidated accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce (Commercial Court). The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders' meeting, our independent auditors may call the meeting. In a bankruptcy, the liquidator or court-appointed agent may also call a shareholders' meeting in some instances. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of our share capital,
•	any interested party in cases of urgency,
•	registered associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company, or
•	the Comité d’enterprise (workers’ council) in cases of urgency.

      In addition, shareholders representing a majority of the share capital or voting rights may convene a meeting after the completion of a public tender offer for our shares or the acquisition of a controlling block of our shares.

Notice of Ordinary and Extraordinary Shareholders’ Meetings
       Ordinary and extraordinary general meetings of shareholders are convened in the same manner, according to the rules and procedures set forth by applicable law. We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Légales Obligatoires, or “BALO.” The preliminary notice must first be sent to the Commission des Opérations de Bourse (the “COB”). The COB also recommends that the preliminary notice should be published in a newspaper of national circulation in France. It must contain, among other things, the time, date and place of the meeting, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer and registered shares must follow to attend the meeting and the procedure for voting by mail.

      At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, we must send a final notice containing the final agenda and other information for the meeting. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice and published in a newspaper authorized to publish legal announcements in the local administrative department (département) in which our company is registered as well as in the BALO, with prior notice having been given to the COB.

      In general, shareholders can only take action at shareholders' meetings on matters listed on the agenda for the meeting. In an exception to this rule, shareholders may take action with respect to the dismissal of directors and various other matters even though these actions have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors within 10 days of the publication of the preliminary notice in the BALO by:

•	one or several shareholders holding 0.54% of our total outstanding shares,
•	a registered association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights, or
•	the Comité d’enterprise (workers’ council).

      The board of directors must submit these resolutions to a vote of the shareholders.

      During the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the board of directors relating to the agenda for the meeting. The board of directors must respond to these questions.

Attendance and Voting at Shareholders’ Meetings
      Each share confers to the shareholder the right to one vote. Fully paid-up shares that have been held by the same shareholder in registered form for at least two years have a double voting right.

Back to Contents

Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French company law and our statuts. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

      Access to the meeting is open to such shareholders, as well as to their proxies and registered intermediaries who have provided evidence of their entitlement to attend no later than 3:00 p.m. (Paris time) the day before the date of the assembly, including an attestation that their shares are registered in a share account. The board of directors may shorten or eliminate such time limit. In addition, the board may, where deemed appropriate, provide shareholders with personal admission cards bearing the name of the shareholder and require the production of such cards at the meeting. Shareholders’ meetings may also be attended by videoconferencing or other telecommunications means, as may be decided by the board of directors. In organizing attendance of shareholders by videoconferencing or other telecommunications means, the board of directors needs to provide for a site entirely dedicated to this end and ensure the effectiveness of means enabling the identification of shareholders and guaranteeing their effective participation at the meeting.

      The total voting rights of one shareholder during a shareholders' meeting, including voting rights held by other shareholders with whom this shareholder is acting in concert, is limited to 1% of the total number of existing voting rights calculated, and, for the balance, according to the quorum obtained, by application of the percentage exceeding 1% to the number of voting rights corresponding to such quorum (calculated taking into account the restriction resulting from this provision).

Proxies and Votes by Mail
       In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person, which includes by videoconference or by a means of telecommunication that permits them to be identified, or by proxy. Shareholders may vote in person, by proxy or by mail. Shareholders not domiciled in French territory may be represented by an intermediary registered in accordance with applicable French company law.

      Proxies will be sent to any shareholder on request. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the board of directors and against all others.

      With respect to votes by mail, we must send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the shareholders’ meeting.

      Any shareholder who previously submitted a vote by correspondence or granted a proxy may still attend a general meeting and participate in the vote, in which case the correspondence or proxy vote is invalidated.

Quorum

      The French company law requires that a number of shareholders having at least 25% of the shares entitled to voting rights must be present in person or voting by mail, by proxy or by videoconference to fulfill the quorum requirement for:

•	an ordinary general meeting, and
•	an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

      The quorum requirement is 33-1/3% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

Back to Contents

      If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is resumed, there is no quorum requirement. No quorum is required when an adjourned extraordinary general meeting is resumed only to approve an increase in our share capital through incorporation of reserves, profits or share premium. In the case of any other resumed extraordinary general meeting, a number of shareholders having at least 25% of outstanding voting rights must be present in person or voting by mail, by proxy or by videoconference for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon. No deliberation by the shareholders may take place without a quorum.

Majority
      A simple majority of the shareholders’ votes cast (taking into account, as the case may be, double voting rights and limitations on voting rights) may pass a resolution concerning a capital increase by incorporation of reserves, profits or share premium at either an ordinary general meeting or an extraordinary general meeting. At any other extraordinary general meeting, a two-thirds majority of the shareholder votes cast (taking into account, as the case may be, double voting rights and limitations on voting rights) is required.

      A unanimous shareholder vote is required to increase liabilities of shareholders.

      Abstention from voting by those present or those represented by proxy, voting by mail or by videoconference is counted as a vote against the resolution submitted to a shareholder vote.

      Under the French company law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Financial Statements and Other Communications with Shareholders
      In connection with any shareholders’ meeting, we must provide a set of documents including our annual report and a summary of the results of the five previous fiscal years to any shareholder who so requests.

Dividends

      We may only distribute dividends out of our “distributable profits,” plus any amounts held in our reserves which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or our statuts. “Distributable profits” consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our statuts. Dividends not claimed within five years of the date of payment escheat to the French state.

      Dividends paid on fully paid-up shares that have been held by the same shareholders in registered form for at least two years are increased by 10% over dividends paid on other shares, rounded down to the nearest centime. Similarly, any stockholder who, at the year end, has held such stock, in registered form, for a minimum of two years and still holds it at the date of a bonus issue performed by way of capitalization of reserves, retained earnings or additional paid-in capital, shall receive additional shares equal to 10% of the number distributed. Where this gives rise to fractions the number of shares allotted shall be rounded down to the nearest whole number.

      The two-year holding period for the increased dividend runs from January 1 of the year following the date the shares were placed in registered form. To benefit from the increased dividend with respect to the 2002 financial year, shareholders must have held their shares in registered form since December 31, 2000, at the latest.

      The number of shares eligible to such increased dividend that can be held by one shareholder is limited to 0.5% of all outstanding shares, at the end of the fiscal year for which the dividend is paid. In the event of a share dividend or bonus issue any additional shares shall rank pari passu with the shares previously held by the shareholder and shall be included in future loyalty bonus calculations. In the event of fractions:

•	where the shareholder opts for payment of dividends in shares, the shareholder meeting the legal conditions may pay the balancing amount in cash to receive an additional share;

Back to Contents

•	in the event of a bonus issue, the rights attaching to fractional shares arising as a result of the loyalty bonus cannot be traded and the corresponding shares shall be sold and the proceeds distributed to the holders of these rights no later than thirty days after the registration in the share account of the whole number of shares allocated to them.

Legal Reserve
      The French company law provides that French sociétés anonymes such as our company must allocate 5% of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. At December 31, 2002, our legal reserve was 52 million euros. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Approval of Dividends
      According to the French company law, the board of directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim statement of income certified by our auditors, the board of directors may distribute interim dividends, to the extent of the distributable profits for the period covered by the interim statement of income. The board of directors may declare interim dividends payable in cash, without prior shareholder approval. However, for interim dividends paid in shares, prior authorization by a shareholders’ meeting is required.

Distribution of Dividends
      Dividends are distributed to shareholders pro rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the shareholders' meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the board of directors’ meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an ordinary general meeting, or by the board of directors in the absence of such a decision by the shareholders.

Timing of Payment
      According to the French company law, we must pay any dividends within nine months of the end of our fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

Changes in Share Capital

Increases in Share Capital
      As provided by the French company law, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following a recommendation of the board of directors.

      Increases in our share capital may be effected by:

•	issuing additional shares,
•	increasing the nominal value of existing shares, or
•	creating a new class of equity securities.

      Increases in share capital by issuing additional securities may be effected by issuing such securities:

•	for cash,
•	for assets contributed in kind,
•	for securities contributed through a tender offer,
•	by conversion, exchange or redemption of debt securities previously issued,
•	by capitalization of profits, reserves or share premiums,

Back to Contents

•	subject to various conditions, in satisfaction of debt incurred by our company, or
•	by any combination of the above.

      Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to shareholders' meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. See “Shareholders’ Meetings and Voting Rights.”

      The shareholders may delegate the right to carry out certain types of capital increases to the board of directors, with a maximum amount and for a certain period of time. The board of directors may further delegate this right to the Chairman.

      Each time the shareholders decide to carry out a capital increase or decide to delegate to the board of directors the right to carry out a capital increase, they must also decide whether to proceed with a capital increase reserved to employees of our company and its subsidiaries, or whether to delegate to the board of directors the right to carry out such a reserved capital increase.

Decreases in Share Capital
      According to the French company law, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase our own shares, all holders of shares must be offered the possibility to participate in such a reduction. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preemptive Subscription Rights
      According to the French company law, if we issue specific kinds of additional securities, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. These preemptive rights require us to give priority treatment to those shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of our company by means of a cash payment or a settling of cash debts. Preemptive subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Euronext Paris.

      A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that the board of directors and our independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time. A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may also grant to existing shareholders a non-transferable form of preemptive rights to subscribe to any new securities that may affect our share capital. Individual shareholders may also notify us that they wish to waive their own preemptive subscription rights with respect to any particular offering.

Form, Holding and Transfer of Shares
Form of Shares
      Our statuts provide that the shares may be held in registered or bearer form.

Holding of Shares
      In accordance with French law concerning dematerialization of securities, shareholders’ ownership rights are represented by book entries instead of share certificates. We maintain a share account with Euroclear France for all shares in registered form, which is administered by Crédit Commercial de France.

Back to Contents

In addition, we maintain separate accounts in the name of each shareholder either directly or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, the shareholder account shows that the shares are held through such intermediary. Crédit Commercial de France, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

      Shares held in bearer form are held on the shareholder’s behalf in an account maintained by an accredited intermediary and are registered in an account which the accredited intermediary maintains with Euroclear France. That account is separate from our company’s share account with Euroclear France. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares that it holds. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France. Our statuts permit us to request that Euroclear France provide us at any time with the identity of the holders of our shares or other securities, held in bearer form, granting immediate or future voting rights, with the number of shares or other securities so held and any restrictions on such securities.

      In addition, pursuant to the May 15, 2001 act amending French company law, shares held, in registered form or bearer form, by non-French residents may be held on the shareholder’s behalf in a collective account or in several individual accounts by an intermediary. This intermediary must declare that it is acting as an intermediary and may be requested by us to provide the identity of the shareholders on whose behalf it is acting. Failure to declare that it is acting as an intermediary or the provision of inaccurate or incomplete information about the shareholders can result in the deprivation of both the right to vote and the right to receive dividends.

Transfer of Shares
      Our statuts do not contain any restrictions relating to the transfer of shares, other than those provided for by law, regulation or statute.

      Registered shares must be converted into bearer form before being transferred on Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs inside or outside of France. Normally, no registration duty is payable in France, unless a transfer instrument has been executed in France.

Liquidation Rights

      In the event of a liquidation, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations would first be distributed to repay in full the nominal value of our shares. Any surplus would then be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Requirements for Holdings Exceeding Certain Percentages

      The French company law provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 15 calendar days of the date it crosses the threshold of the number of shares and ADSs it holds and their voting rights. The individual or entity must also notify the Conseil des Marchés Financiers, or “CMF,” within five trading days of the date it crosses the threshold.

      French law and the COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within 15 days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The CMF must make the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders.

Back to Contents

      Upon any change of intention, it must file a new report. These requirements also apply to registered intermediaries who hold stock on behalf of non-resident shareholders.

      Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert owning in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

      In addition, provisions have been included in our statuts to the effect that any person acting alone or in concert who becomes, directly or indirectly, the owner of more than 1% of our share capital or voting rights must notify us within 15 days by registered mail with return receipt requested, fax or telex, of the number of shares or voting rights it holds. The same notification requirement applies to each subsequent increase or decrease in ownership of 1% or whole multiples of 1%. If a person does not comply with this notification requirement, one or more shareholders holding 1% or more of our share capital or voting rights may require a shareholders' meeting to deprive the shares in excess of the relevant threshold of voting rights for all shareholders' meetings for two years following the date on which the owner complies with the notification requirements. Such sanction is independent of any legal sanction which may be issued by a court upon the request of the Chairman, a shareholder or the COB.

      In order to permit holders or intermediaries to give the required notice, we must publish in the BALO, not later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the CMF with a written notice. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the depositary and the depositary shall, as soon as practicable, forward such notification to us and to the CMF.

      If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman of the Board, any shareholder or the COB. In addition, individuals who are shareholders, the chairman, members of the board, members of the management board, managers and managing directors of corporate shareholders may be subject to a fine of 18,000 euros.

      There have been no public takeover offers by third parties for our shares during the last or the current financial year.

Purchase of Our Own Shares

      Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase our shares for one of three purposes:

(1)	to reduce our share capital by canceling the shares we purchase, with our shareholders’ approval at an extraordinary general meeting,

(2)	to provide shares to our employees under a profit-sharing plan or stock option plan, with our shareholders’ approval at an extraordinary general meeting, or

(3)	to acquire up to 10% of our share capital in connection with a corporate share repurchase program, with our shareholders’ approval at an ordinary general meeting and the publication in a daily newspaper with a national audience, either at the latest 15 days before such meeting or right after the board of directors implements the share repurchase program, of a notice (Note d’Information) approved by the COB.

Back to Contents

      On May 28, 2002, the shareholders authorized a share repurchase program as described in (3) above for up to 10% of our outstanding shares. The purchase price may not exceed 200 euros per share and the selling price must be at least 30 euros per share. The shares purchased pursuant to this program can be used to:

•	stabilize the price of our shares on the market,
•	provide shares for distribution to employees under a profit sharing, employee offering or stock option plan,
•	provide consideration in the context of an acquisition or of the issuance of securities exchangeable, redeemable or otherwise convertible into our shares.

      These shares can be also kept as treasury shares or cancelled. This authorization will expire on November 28, 2003.

      In 2002 we acquired through transactions conducted on the Paris Bourse 14,300 shares at an average price of 87.95 euros a share. In the same period we sold 9,776 shares pursuant to the exercise of outstanding purchase stock options at an average price of 54.87 euros a share.

      At December 31, 2002, we held directly in treasury 1,025,641 shares purchased pursuant to prior authorizations from our shareholders. In addition, our subsidiaries held 843,255 shares, which under French law are considered outstanding but have no voting rights. These shares represented 0.77% of our outstanding shares for a total book value of approximately 72.5 million euros. 1,007,373 of these shares are reserved to be attributed to our employees upon exercise of stock options granted in December 1997, 1998, 2000, 2001 and 2002.

      We may not cancel more than 10% of our outstanding share capital over any 24-month period. In addition, we may not repurchase under either (2) or (3) above an amount of shares that would result in our company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or, if we have different classes of shares, 10% of the shares in each class.

      We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preemptive subscription rights attached to them.

      The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preemptive subscription rights attached to the other shares. However, if the shareholders do decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

Trading in Our Own Shares

      Under Règlement no. 90-04 of the COB, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements in order for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

•	trades must be executed on our behalf by only one intermediary in each trading session, except if we use derivatives in our share repurchase progam, in which case trades can be executed by two intermediaries in each trading session, provided we ensure that they coordinate their interventions,
•	any block trades may not be made at a price above the current market price, and
•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which such trade is executed.

      If a company’s shares are continuously quoted (cotation en continu), such as ours are, then a trade must meet the following further requirements to be considered valid:

•	the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading session, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price,

Back to Contents

•	the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares, and
•	the trade must not account for more than 25% of the average total daily trading volume on the Premier Marché in the shares during the three trading days immediately preceding the trade for shares that, like our shares, are eligible for the deferred settlement service; this requirement is not applicable to block trades and to trades executed pursuant to an agency agreement with an intermediary that complies with a code of ethics approved by the COB.

      In addition, there are two periods during which we are not permitted to trade in our own securities: the 15-day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public.

      After making an initial purchase of our own shares, we must file monthly reports with the COB and the CMF that contain specified information about subsequent transactions. The CMF makes this information publicly available.

Ownership of Shares by Non-French Persons

      Under French law, there is no limitation on the right of non-residents or non-French shareholders to own or, where applicable, to vote securities of a French company.

      A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union (“E.U.”) obtain an autorisation préalable, or prior authorization, prior to acquiring a controlling interest in a French company. However, pursuant to the Decree n°2003-196 of March 7, 2003 both E.U. and non-E.U. residents must file a déclaration administrative, or administrative notice, with French authorities in connection with the realization of certain investments in French companies. Under existing administrative rules, for example, any transaction realized in the share capital of a French company by a non-resident person or company, that will result, after the completion of the contemplated transactions, in the aggregate amount of the share capital or voting rights held by such non-resident person or company exceeding 33.33% of the share capital or voting rights, is considered as a foreign investment subject to the filing of a déclaration administrative.

      In addition, pursuant to the May 15, 2001 act amending French company law, shares held, in registered form or bearer form, by non-French residents may be held on the shareholder's behalf in a collective account or in several individual accounts by an intermediary. This intermediary must declare that it is acting as an intermediary and may be requested by us to provide the identity of the shareholders on whose behalf it is acting. Failure to declare that it is acting as an intermediary or the provision of inaccurate or incomplete information about the shareholders can result in the deprivation of both the right to vote and the right to receive dividends.

Material Contracts

      On August 1, 2000, we transferred our interests in Lafarge North America, our U.S. subsidiary and Fàbrica Nacional de Cementos SACA, our Venezuelan subsidiary, to voting trusts set up under the laws of the State of New York. These trusts are designed to make available to the public shareholders of these subsidiaries, for a period of ten years, an opportunity comparable to that presently enjoyed under French Law and regulations by public shareholders of French subsidiaries of French corporations to receive a tender offer for their shares in the event of a tender or exchange offer under French law for the shares of Lafarge SA, if at the time of commencement of such offer Lafarge SA’s beneficial interest in these subsidiaries comprises 20% or more of the voting power represented by the outstanding voting securities of the relevant subsidiary.

      The minority shareholders of Lafarge North America benefited from a similar protection from July 31, 1990 until July 31, 2000.

Back to Contents

      The common shares of Lafarge North America are listed on the New York Stock Exchange. The exchangeable preference shares of Lafarge Canada Inc., a subsidiary of Lafarge North America, are listed on the Montreal stock exchange, and they are exchangeable, at any time and at the option of the holder, into common shares of Lafarge North America. The common shares of Fàbrica Nacional de Cementos SACA are listed on the Caracas stock exchange.

      Each of the trust agreements provides, among other things, that unless an acquiror of Lafarge SA, or Lafarge SA itself consummates a comparable tender offer for all publicly held voting securities, or securities convertible, redeemable or otherwise exchangeable into voting securities, of the relevant subsidiary, the trustees will, for a five year protective period, exercise our voting rights with respect to the voting securities held in the trust, in general, by voting those securities in favor of any resolution proposed by the subsidiary’s board of directors and in opposition to any resolutions opposed by the subsidiary’s board of directors.

      Before an acquiror commences a tender or exchange offer for Lafarge SA, we have the power to direct the trustees how to vote all of the voting securities held in the trust.

      A “comparable tender offer” is defined in each trust agreement to be a tender offer for any or all of the outstanding voting securities, or securities convertible, redeemable or otherwise exchangeable into voting securities, held by public shareholders of the relevant subsidiary upon specified terms and conditions, including, but not limited to, the requirement that the price offered to the holders of such securities reflects a premium to the current market price for such securities at least equal to the highest premium publicly offered or paid by the acquiror (or publicly offered by any other person making a tender or exchange offer for Lafarge SA after the acquiror commences a tender or exchange offer for Lafarge SA) in making its tender or exchange offer to acquire a controlling interest in Lafarge SA. The tender offer may be conditioned only on the acquiror’s acquisition of more than 50% of Lafarge SA’s voting shares (which condition is not waivable).

      Pursuant to each trust agreement, until a potential acquiror commences an offer for Lafarge SA, we (i) are permitted to transfer the voting securities held by the relevant trust to establish another comparable trust and (ii), through the trust, are permitted to sell all or some of the voting securities held by the trust to a person or an entity who or which is not affiliated with us. Other than as specifically provided in the trust agreement, we shall not have the right to withdraw, sell, assign, transfer or otherwise dispose of the whole or any part of the corpus of the trust. In the event that we beneficially own less than 20% of the voting power represented by the then outstanding voting shares of the relevant subsidiary, we may revoke the trust agreement.

      Each trust agreement also provides that, unless otherwise directed by us, all income received by the relevant trust shall be distributed to us, provided that during a protective period, the trustees shall be permitted to use income from the trust to pay certain expenses.

Exchange Controls and Other Limitations Affecting Security Holders

      Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by us to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an authorized intermediary bank. All credit establishments in France, including all registered banks, are accredited intermediaries.

      Neither French law nor our statuts presently imposes any restrictions on the ability of non-French holders to hold or vote the Shares.

Other

      For other limitations affecting shareholders, see “Requirements for Holdings Exceeding Certain Percentages.”

Back to Contents

Taxation

French Taxation

      The following is a general summary of the material French tax consequences of owning and disposing of the shares of our company. This summary may only be relevant to you if you are not a resident of France and you do not hold your shares in connection with a permanent establishment or a fixed base in France through which you carry on a business or perform personal services.

      This discussion is intended only as a descriptive summary. It does not address all aspects of French tax laws that may be relevant to you in light of your particular circumstances. It is based on the laws, conventions and treaties in force as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect, or different interpretations.

      If you are considering buying shares of our company, you should consult your own tax adviser about the potential tax effects of owning or disposing of shares in your particular situation.

Taxation on Sale or Disposal of Shares

      Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of shares of our company if both of the following apply to you:

(1)	you are not a French resident for French tax purposes, and
(2)	you have held not more than 25% of our company’s dividend rights, known as droits aux bénéfices sociaux, at any time during the preceding five years, either directly or indirectly, alone or with relatives.

      Subject to specific conditions, foreign states, international organizations and a number of foreign public bodies are not considered French residents for these purposes.

      If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any shares of our company, even if one or both of the above statements applies to you.

      If you transfer listed shares using a written agreement, that agreement must generally be registered. You will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is 3,049 euros per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

Taxation of Dividends

      In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the avoir fiscal.

      The amount of the avoir fiscal is generally equal to:

(1)	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or
(2)	15% of the dividend paid for the other shareholders who used the avoir fiscal in 2002, and 10% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2003.

Back to Contents

      In addition, if the distribution of dividends by us gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 15%, and then 10%, will generally be entitled to an additional amount of avoir fiscal equal to:

(1)	70% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%; and
(2)	80% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 10%.

      As indicated below, the précompte is a tax which is paid by French companies when they distribute dividends out of certain profits (see paragraph below relating to the précompte) and such dividends carry an avoir fiscal.

      Under French domestic law, French companies must generally deduct a 25% French withholding tax from dividends paid to non-residents and shareholders who are not resident in France are not eligible for the avoir fiscal. Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether.

      The following countries, French overseas territories, known as Territoires d’Outre-Mer, and other territories have entered into income tax treaties with France that provide for the arrangements summarized below:

Australia	Germany(1)	Malaysia	Senegal	United States
Austria	Ghana	Mali	Singapore	Venezuela
Belgium	Iceland	Malta	South Korea
Bolivia	India	Mauritius	Spain	French Territoires
Brazil	Israel	Mexico	Sweden	d’Outre-Mer and
Burkina Faso	Italy	Namibia	Switzerland	Other:
Canada	Ivory Coast	Netherlands	Togo	Mayotte
Estonia	Japan	New Zealand	Turkey	New Caledonia
Finland	Latvia	Niger	Ukraine	Saint-Pierre et
Gabon	Lithuania	Norway	United Kingdom	Miquelon
	Luxembourg	Pakistan

(1)      According to a common statement of the French and German tax authorities dated July 13, 2001, German resident holders other than individuals are no longer entitled to the avoir fiscal for dividends paid as of January 1, 2001. As regards German resident individuals, a supplementary agreement to the tax treaty between France and Germany was signed by the French Republic and the Federal Republic of Germany on December 20, 2001, which provides that German resident holders, including German resident individual holders, should no longer be entitled to the avoir fiscal. Such supplementary agreement has been adopted but has not yet been published and, when published, should apply retroactively as of January 1, 2002.

      Under these treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for the following:

(1)	a lower rate of withholding tax, generally 15%, and
(2)	a refund equal to the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

      Except for the United States, none of the countries or territories listed above has a treaty granting benefits to holders of ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to ADS holders.

      If these arrangements provided for by any of the above-listed treaties apply to a shareholder, we will withhold tax from the dividend at the lower rate, provided that the shareholder has established, before the date of payment of the dividend, that he or she is entitled to the lower rate and has complied with the filing formalities. Otherwise, we must withhold tax at the full rate of 25%, and the shareholder may subsequently claim the excess tax paid.

Back to Contents

      Some of the countries and territories listed above impose additional conditions for corporate entities wishing to receive the avoir fiscal. In other countries and territories, individual residents may receive the avoir fiscal but corporate entities may not.

The Précompte

      A French company must pay a tax known as the précompte to the French tax authorities if it distributes dividends which carry an avoir fiscal out of:

(1)	profits which have not been taxed at the ordinary corporate income tax rate; or
(2)	profits which have been earned and taxed more than five years before the distribution.

The amount of the précompte is 50% of the net dividends before withholding tax.

      A shareholder that is not a French resident for French tax purposes may generally obtain a refund of all or part of the précompte we actually pay in cash, net of applicable withholding tax, in two cases:

(1)	if the shareholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of the avoir fiscal, or
(2)	if the shareholder is entitled to the benefits of a tax treaty but is not entitled to a refund of all of the avoir fiscal.

Estate and Gift Tax

      France imposes estate and gift tax where an individual or entity acquires shares of a French company from a non-resident of France by way of inheritance or gift. France has entered into estate and gift tax treaties with a number of countries. Under these treaties, residents of those countries may be exempt from this tax or obtain a tax credit, assuming specific conditions are met. You should consult your own tax adviser about whether French estate and gift tax will apply to you and whether you may claim an exemption or tax credit.

Wealth Tax

      You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, on your shares if both of the following apply to you:

(1)	you are not a French resident for the purpose of French taxation, and
(2)	you own less than 10% of our company’s capital stock, either directly or indirectly, provided that your shares do not enable you to exercise influence on our company.

      If a double tax treaty between France and your country of residence contains more favorable provisions, you may not be subject to French wealth tax even if one or both of the above statements applies to you.

Taxation of U.S. Investors

      The following is a general summary of the material U.S. federal income tax and French tax consequences of owning and disposing of our shares or ADSs. This discussion applies only to U.S. holders. You will be a U.S. holder if you are the beneficial owner of shares or ADSs and all of the following five points apply to you:

(1)	You own, directly, indirectly or by attribution, less than 10% of our company’s share capital or voting stock;

Back to Contents

(2)	You are any one of the following below:
a)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,
b)	a corporation or certain other entities created or organized under the laws of the United States,
c)	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or
d)	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more U.S. persons have the authority to control all substantial decisions of the trust;
(3)	You are entitled to the benefits of the “Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital”, signed August 31, 1994 (the “U.S.-France income tax treaty”) under the “Limitation on Benefits” article of that treaty;
(4)	You hold your shares or ADSs of our company as capital assets; and
(5)	Your functional currency is the US dollar.

      If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs, you are urged to consult your own tax adviser regarding the specific tax consequences of owning and disposing of such share or ADS.

      Special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons holding shares or ADS as part of a hedging transaction, straddle or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, among others. Those special rules, except certain rules applicable to certain tax-exempt investors, are not discussed in this annual report. Furthermore, this discussion is based upon current U.S. and French law and practice, including the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury regulations promulgated thereunder, rulings, judicial decisions and administrative pronouncements. This summary is subject to any changes to or changes in interpretation of U.S. or French law or practice occurring after the date hereof, which may have retroactive effect. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with its terms. Investors should consult their own tax advisers concerning the U.S. federal, state and local tax consequences of the ownership or disposition of our shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

Withholding Tax and Avoir Fiscal

      In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the avoir fiscal.

The amount of the avoir fiscal is generally equal to:

(1)	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

Back to Contents

(2)	15% of the dividend paid for the other shareholders who used the avoir fiscal in 2002, and 10% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2003.

      In addition, if the distribution of dividends by us gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 15%, and then 10%, will generally be entitled to an additional amount of avoir fiscal equal to:

(1)	70% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%; and
(2)	80% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 10%.

      As indicated below, the précompte is a tax, which is paid by French companies when they distribute dividends out of certain profits (see paragraph below relating to the précompte) and such dividends carry an avoir fiscal.

      Under French domestic law, French companies must normally deduct a 25% French withholding tax from dividends paid to non-residents, and shareholders who are not resident in France are not eligible for the avoir fiscal. Under the U.S.-France income tax treaty, this withholding tax is reduced to 15% if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and certain other requirements are satisfied.

      Additional provisions of the U.S.-France income tax treaty apply if you are considered an “eligible” U.S. holder of shares or ADSs. You are “eligible” if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

(1)	You are an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.-France income tax treaty;
(2)	You are a U.S. corporation, other than a regulated investment company;
(3)	You are a U.S. corporation which is a regulated investment company, provided that less than 20% of your shares are beneficially owned by persons who are neither citizens nor residents of the United States; or
(4)	You are a partnership, estate or trust that is a resident of the United States for purposes of the U.S.- France income tax treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as “eligible” under point 1 or point 2 above.

      If you are an eligible U.S. holder, we will withhold tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the United States under the U.S.-France income tax treaty in accordance with the following procedures:

(1)	You must complete French Treasury Form RF I A EU-No. 5052 and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights.
(2)	If you cannot complete Form RF I A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities. This certificate must state all of the following five points:
a)	You are a resident of the United States for purposes of the U.S.-France income tax treaty;

Back to Contents

b)	Your ownership of our shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France;
c)	You own all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights;
d)	You fulfill all the requirements under the U.S.-France income tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the avoir fiscal; and
e)	You claim the reduced rate of withholding tax and payment of the avoir fiscal.

      If you are not an eligible U.S. holder, or if you have not completed Form RF I A EU-No. 5052 or the five-point certificate before the dividend payment date, we will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

      If you are an eligible U.S. holder, you may also be entitled to a payment from the French Treasury equal to the avoir fiscal, which you may claim by completing Form RF I A EU-No. 5052 and sending it to the French tax authorities before December 31 of the second year following the year during which the dividend is paid. You will be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax on the avoir fiscal. As noted below, you will not receive this payment until after the close of the calendar year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships, estates or trusts, the partners, beneficiaries or grantors must make the attestation.

      Specific rules apply to the following:

(1)	tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans), and
(2)	various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals with respect to dividends which they beneficially own and which are derived from an investment retirement account.

      Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full avoir fiscal. However, such entities may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, less withholding tax on such amount, provided that they own, directly or indirectly, less than 10% of our company's capital and they satisfy the filing requirements specified in Internal Revenue Service regulations.

      The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of shares or ADSs files Form RF I A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

      The Form RF I A EU-No. 5052 or the certificate, together with its respective instructions, will be provided by the depositary to all U.S. Holders of ADSs registered with the depositary and is also available from the United States Internal Revenue Service. The depositary will arrange for the filing with the French tax authorities of all Forms or Certificates completed by U.S. Holders of ADSs that are returned to the depositary in sufficient time.

      For U.S. federal income tax purposes, the gross amount of any distribution and any related avoir fiscal, including any French tax withheld, will be included in your gross income as ordinary income when any such payment is received by you (or the depositary, if you hold ADSs), to the extent they are paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes.

Back to Contents

To the extent (if any) that the amount of any such distribution exceeds our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, it will be treated first as a tax-free return of capital and thereafter any excess will be treated as capital gain. Dividends paid by our company will not give rise to the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Such dividends generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income).

      Further, for U.S. federal income tax purposes, the amount of any dividend paid in euros including any French tax withheld will be equal to the US dollar value of the euro amount received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into US dollar. If you do not convert any such foreign currency that is distributed to you into US dollars on the date you receive it, you will have a basis in that foreign currency equal to its US dollar value on the date of receipt. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into US dollars will be treated as U.S. source ordinary income or loss. You also may be required to recognize foreign currency gain or loss if you receive a refund under the U.S.-France income tax treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss generally will be U.S. source ordinary income or loss.

      French withholding tax imposed on the dividends you receive and on any avoir fiscal at 15% under the U.S.-France income tax treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to complex conditions and limitations, or you may alternatively choose to deduct all foreign taxes paid by you in a particular year as an itemized deduction.

The Précompte

      A French company must generally pay an equalization tax known as the précompte to the French tax authorities if it distributes dividends which carry an avoir fiscal out of:

(1)	profits which have not been taxed at the ordinary corporate income tax rate; or

(2)	profits which have been earned and taxed more than five years before the distribution.

      The amount of the précompte is 50% of the net dividends before withholding tax.

      If you are not entitled to the full avoir fiscal, you may generally obtain a refund from the French tax authorities of any précompte paid by us with respect to dividends distributed to you. Under the U.S.-France income tax treaty, the amount of the précompte refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any précompte, which we actually pay in cash, but not to any précompte, which we pay by off-setting French and/or foreign tax credits. To apply for a refund of the précompte, you should file French Treasury Form RF I B EU-No. 5053 before the end of the second year following the year in which the dividend was paid. The form and its instructions are available from the United States Internal Revenue Service or from the French Centre des Impôts des Non-Résidents whose address is 9, rue d’Uzès, 75094 Paris Cedex 2, France.

      For U.S. federal income tax purposes, the gross amount of the précompte will be included in your gross income as ordinary income in the year you receive it. It generally will constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). The amount of any précompte paid in euros, including any French withholding taxes, will be equal to the US dollar value of the euro on the date the précompte is included in income which, for a U.S. holder of ADSs, will be the date of receipt by the depositary, regardless of whether the payment is in fact converted into US dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is included in your gross income to the date such payment is converted into US dollars will be treated as U.S. source ordinary income or loss.

Back to Contents

Taxation of Capital Gains

      If you are a resident of the United States for purposes of the U.S.-France income tax treaty, you will not be subject to French tax on any capital gain if you sell or exchange your shares or ADSs, unless you have a permanent establishment or fixed base in France and the shares or ADSs you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

      In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or exchange your shares or ADSs in an amount equal to the US dollar value of the difference between the amount realized for the share or ADS and your basis (determined in US dollars) in the share or ADS. Such gain or loss generally will be U.S. source gain or loss and will be treated as long-term capital gain or loss if your holding period in the shares or ADSs exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If you are an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if you meet specified minimum holding periods.

      Deposits or withdrawals of shares by you for ADSs will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Status

      A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs.

      You should consult your own tax adviser regarding the potential application of the PFIC rules to your ownership of our shares or ADSs.

French Estate and Gift Taxes

      Under the “Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,” if you transfer your shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

(1)	you are domiciled in France at the time of making the gift or at the time of your death, or

(2)	you used the shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the shares or ADSs for that use.

French Wealth Tax

      The French wealth tax does not generally apply to shares or ADSs if the holder is a “resident” of the United States for purposes of the U.S.-France income tax treaty.

United States Information Reporting and Backup Withholding

      Dividend payments made to you and proceeds paid from the sale, exchange, redemption or disposal of your shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding imposed at a current rate of 30%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally are not subject to U.S. information or backup withholding.

Back to Contents

However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Dividends and Paying Agents

      Not Applicable.

Experts

      Not Applicable.

Documents on Display

      Please see “Item 19. Exhibits.”

Back to Contents

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We are exposed to foreign currency risk and interest rate risk. Other market risk exposures are generated by our equity investments and commodity prices.

      We have defined strict policies and procedures to measure, manage and monitor our market risk exposures. Our policies do not permit any speculative market position. We have instituted management rules based on a segregation of operations, financial and administrative control and risk measurement. We have also instituted, for all operations managed at corporate level, an integrated system that permits real time monitoring of hedging strategies.

      Our policy is in general to use derivative instruments only to hedge against our exposure to exchange rate and interest rate risks. However, to manage our exposure to commodity risks we enter into long-term contracts and, from time to time, we also have recourse to derivative instruments. With the prior authorization of our senior management, we have occasionally entered into agreements to limit our or another party’s exposure to equity risk.

      We are subject to commodity risk with respect to price changes principally in the coal, pet coke, gas, and electricity market. We attempt to limit our exposure to changes in commodity prices by entering into long-term contracts and increasing our use of alternative fuels. For further information on our use of alternative fuels please see “Item 4—Information About the Company.” From time to time, we use forward contracts to manage our exposure to these commodity risks. Such contracts are not normally accounted for as derivative instruments as they are subject to the normal purchases or sales exception, as contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold by us over a reasonable period in the normal course of business. When the normal purchases or sales exception is not applied, the derivatives are recognized on the balance sheet at their fair value. At December 31, 2002, such commitments were limited to forward purchase contracts for electricity and natural gas, and the amount of our exposure under such contracts was not significant.

      We are subject to equity risk with respect to our minority holdings in certain public companies. We occasionally enter into transactions with respect to our equity investments with financial institutions. We account for such instruments by taking the fair value at period end in accordance with applicable valuation rules, and in accordance with French GAAP we record any negative variation between the fair value and the book value under the line item “Financial expenses, net.” For the year ended December 31, 2002 we recorded a loss of 32 million euros with respect to contracts limiting our exposure to equity risk and we believe we had no additional material exposure to such contracts. In addition, in respect of certain joint ventures and other acquisitions we have also entered into shareholders agreements which have written call and put options with respect to our and our partners' interests. For a discussion of our exposure to these options see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Disclosures about Contractual Obligations and Contingent Commitments” .

Derivative Instruments
      In order to reduce our exposure to the risks of currency and interest rate fluctuations, we manage our exposure both on a central basis through our treasury department and in conjunction with some of our subsidiaries. We use various standard derivative financial instruments, such as forward exchange contracts, interest rate and currency swaps and forward rate agreements, to hedge currency and interest rate fluctuations on assets, liabilities and future commitments, in accordance with guidelines established by our senior management.

      We use financial instruments only to hedge existing or anticipated financial and commercial exposures. We undertake this hedging in the over-the-counter market with a limited number of highly rated counterparties. Our positions in derivative financial instruments are monitored using various techniques, including the fair value approach.

Foreign Currency Risk

      Translation Risks. The assets, liabilities, income and expenses of our operating entities are denominated in various currencies. Our financial statements are presented in euros. Thus, assets, liabilities, income and expenses denominated in currencies other than the euro must be translated into euros at the applicable exchange rate to be included in our financial statements.

Back to Contents

      If the euro increases in value against a currency, the value in euros of assets, liabilities, income and expenses originally recorded in such other currency will decrease. Conversely, if the euro decreases in value against a currency, the value in euros of assets, liabilities, income and expenses originally recorded in such other currency will increase. Thus, increases and decreases in the value of the euro can have an impact on the value in euros of our non-euro assets, liabilities, income and expenses, even if the value of these items has not changed in their original currency.

      In 2002, approximately 27% of our net income was contributed by subsidiaries which prepare their financial statements in US dollars and Canadian dollars. As such, a 10% change in the US$/euro exchange rate and in the Canadian dollar/euro exchange rate would have an impact on our net income of approximately 12 million euros, net of any other impact.

      Transaction Risks. We are subject to limited foreign exchange risks as a consequence of commercial exposures as a result of our subsidiaries purchase and sale transactions in currencies other than their operating currencies.

      With regard to transactional foreign currency exposures, our policy is to hedge all material foreign currency exposures through derivative instruments at the latest when a firm commitment is entered into or known. These derivative instruments are generally limited to forward contracts and standard foreign currency options, with terms generally less than one year. We also from time to time hedge cash flows in foreign currencies relating to the operational budget of some of our entities, forecast investments or dividends, using forward contracts, when such flows are highly probable. We do not enter into foreign currency exchange contracts for other than hedging purposes.

      Each subsidiary is responsible for managing the foreign exchange positions arising as a result of commercial and financial transactions performed in currencies other than its domestic currency. Exposures are hedged with banks using foreign currency forward contracts and occasionally foreign currency options. However, our corporate treasury department attempts, when possible, to act as a direct counterparty of the Group subsidiaries and immediately return its position in the market. It also attempts to reduce our overall exposure by netting purchases and sales in each currency on a global basis when feasible.

      As far as financing is concerned, our general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency. A significant portion of our financing is in US$, British pounds and other US$ related currencies, reflecting our significant operations in these countries. Part of this debt was initially borrowed in euros at the parent company level then converted into foreign currencies through currency swaps. At December 31, 2002, before these currency swaps, 9% of our consolidated gross indebtedness was denominated in US$ and 12% was denominated in British Pounds. After taking into account the swaps, our consolidated US$ denominated long-term debt amounted to 27% of our total consolidated long-term debt, while our British Pound-denominated debt represented 15%.

      For a further discussion of the financial instruments we use, see notes 25 and 26 to our consolidated financial statements.

Interest Rate Risk

      We are exposed to interest rate risk through our debt and cash. Our interest rate exposure can be sub-divided into the following risks:

      Price risk for fixed-rate financial assets and liabilities. By contracting a fixed-rate liability, for example, we are exposed to an opportunity cost in the event of a fall in interest rates. Changes in interest rates impact the market value of fixed-rate assets and liabilities, leaving the associated financial income or expense unchanged.

      Cash-flow risk for floating rate assets and liabilities. Changes in interest rates have little impact on the market value of floating-rate assets and liabilities, but directly influence the future income or expense flows of the company.

Back to Contents

      In accordance with the general policy established by our senior management we seek to manage these two types of risks, including by using interest rate swaps and forward rate agreements. Our corporate treasury department manages our financing by applying procedures established by management, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt.

      We are exposed to credit risk in the event of a counterparty’s default. We attempt to limit our exposure to counterparty risk by rigorously selecting the counterparties with which we trade, through regularly monitoring the ratings assigned by credit rating agencies as well as the nature and maturity of operations with them. We establish counterparty limits which are regularly reviewed. We believe we have no material concentration of risk with any counterparty. We do not anticipate any third party default that might have a significant impact on our financial positions and results of operations.

      Before taking into account the interest rate swaps, at December 31, 2002, 69% of our consolidated indebtedness was at fixed rate. After taking into account these swaps, the portion of fixed debt in our consolidated indebtedness amounted to 74%.

      For a further discussion of our financial policy and interest rate exposure, see Notes 25 and 26 to our consolidated financial statements.

Interest Rate Sensitivity

      The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates before swaps. For interest rate swaps, the table presents notional amounts by contractual maturity dates and related weighted average fixed interest rates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on effective rates at year-end.

	At December 31, 2002
	Maturities of notional contract values
	Average Rate	2003	2004	2005	2006	2007	> 5 years	Total	Fair Value
	(in million euros)
Liabilities
Long-term debt	5.3%	524	1,208	1,646	2,619	1,613	3,185	10,795	11,097
Fixed rate portion	5.6%	199	882	1,020	1,940	976	2,785	7,802	8,100
Floating rate portion	4.3%	325	326	626	679	637	400	2,993	2,997
Short-term borrowing	6.5%	530	—	—	—	—	—	530	530
Interest rate derivatives
Interest Rate swaps Pay Fixed
Euro	8.1%	77	—	865	119	151	70	1282	(198)
Other currencies	8.8%	27	5	—	12	11	—	55	(4)
Receive Fixed
Euro	5.1%	—	—	51	—	—	—	51	3
Other currencies	5.2%	—	—	3	—	—	—	3	—
Pay & Receive Floating
Euro	N/A	50	—	—	—	—	—	50	(1)

Exchange Rate Sensitivity

      The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to exchange rates, and presents such information in euro equivalents. This table includes foreign exchange forward instruments (forward contracts and foreign currency swaps) and debt obligations. For debt obligations, the table presents principal cash flows in foreign currencies by expected maturity dates. For foreign exchange forward agreements, the table presents the notional amounts by contractual maturity dates. These notional amounts are generally used to calculate the contractual payments to be exchanged under the contract.

Back to Contents

	At December 31, 2002
	Maturities of notional contract values (in million euros)
	2003	2004	2005	2006	2007	>5 years	Total	Fair Value
Liabilities
Debt in foreign currencies	690	231	553	243	256	1,638	3,611	3,720
US$	129	19	310	23	138	429	1,048	1,107
British Pounds	154	40	9	53	9	1,126	1,391	1,417
Other currencies	407	172	234	167	109	83	1,172	1,196

Foreign Exchange Derivatives
Forward purchase agreements
US dollar (USD)	47	—	—	—	—	—	47	(1)
British pound (GBP)	74	—	—	—	—	—	74	(1)
Other currencies	13	—	—	—	—	—	13	—
TOTAL:	134	—	—	—	—	—	134	(2)

Forward sales agreements
US$	2,028	7	5	—	—	—	2,040	86
British Pounds	443	—	—	—	—	—	443	7
Other currencies	172	—	—	—	—	—	172	—
TOTAL:	2,643	7	5	—	—	—	2,655	93

Assumptions

      Debt: The fair values of long-term debt were determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using an interest rate which takes into consideration the Company’s incremental borrowing rate at year end for similar types of debt arrangements. Market price is used to determine the fair value of publicly traded instruments.

      Off balance sheet financial instruments: The fair values of forward exchange contracts and interest and currency swaps have been calculated, using market prices that the Company would pay or receive to settle the related agreements. Primarily, dealer quotes have been used to estimate the fair values of these instruments at the reporting dates.

Back to Contents

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

Back to Contents

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

      To our knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to indebtedness of Lafarge or any of its subsidiaries.

ITEM 14. MATERIAL MODIFICATIONS OF THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Other than set forth herein (including the financial statements and notes thereto), there have been no material modifications in the rights of our security holders and there are no specific assets securing any class of our securities.

ITEM 15. CONTROLS AND PROCEDURES

      Bertrand Collomb, our Chief Executive Officer, and Jean-Jacques Gauthier, our Executive Vice President for Finance (Chief Financial Officer), have carried out an evaluation of the effectiveness of the design and operations of Lafarge’s disclosure controls and procedures pursuant to Exchange Act requirements as of a date within 90 days prior to the filing of this annual report on form 20-F (the “Evaluation Date”). Based upon and as of the date of that evaluation, both Mr. Collomb and Mr. Gauthier have concluded that our disclosure controls and procedures are adequate and effective in ensuring that all material information relating to Lafarge and its consolidated subsidiaries, and which is required to be filed in the annual report, has been made known to them, particularly during the period in which this annual report was being prepared.

      There have been no significant changes in Lafarge’s internal controls and procedures, nor, to our knowledge, have there been any changes to other factors that could significantly affect the disclosure controls and procedures subsequent to the Evaluation Date. There were no significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions.

ITEM 16. [RESERVED]

ITEM 17. FINANCIAL STATEMENTS

Back to Contents

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements are filed as part of this registration statement:

Back to Contents

ITEM 19.  EXHIBITS

Exhibits

1	By-laws (statuts), as amended, of Lafarge S.A. (English translation).*

2	Deposit Agreement, dated July 18, 2001 among Lafarge S.A., Morgan Guaranty Trust Company of New York, as depositary, and the holders of American Depositary Receipts.**

3	Instruments with respect to long-term debt which do not exceed 10 percent of the total assets of the company and its consolidated subsidiaries have not been filed. The company agrees to furnish a copy of such instruments to the Commission upon request.

4.1	Merger Agreement, dated January 2001, between Lafarge S.A. and Blue Circle Industries.**

4.2	Lafarge (U.S.) Holdings Agreement and Articles of Trust, dated August 1, 2000, among Lafarge S.A. and Alfred J. Ross, John H. F. Haskell and The United States Trust Company, as trustees. **

4.3	Lafarge Paris-Zurich Holdings Agreement and Articles of Trust, dated August 1, 2000, among Lafarge (U.S.) Holdings, Lafarge (Swiss) Holdings and Alfred J. Ross, John H. F. Haskell and The United States Trust Company, as trustees.**

4.4	Lafarge (Swiss) Holdings Agreement and Articles of Trust, dated August 1, 2000, among Financière Lafarge and Alfred J. Ross, John H. F. Haskell and The United States Trust Company, as trustees. **

4.5	Lafarge (Venezuela) Holdings Agreement and Articles of Trust, dated August 1, 2000, among Lafarge Asland S.A. and Alfred J. Ross, John H. F. Haskell and The United States Trust Company, as trustees.**

8	List of significant subsidiaries.*

10.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10 U.S.C. § 1350).*

	10.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10 U.S.C. § 1350).*

*	Provided herewith.
**	Incorporated by reference to the Registration Statement on Form 20-F filed by Lafarge with the Securities and Exchange Commission on July 19, 2001.

Back to Contents

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LAFARGE

By:

/s/ Bertrand Collomb
Bertrand Collomb
Chairman and Chief Executive Officer

Date: April 25, 2003

Back to Contents

CERTIFICATION

I,   Bertrand Collomb , certify that:

1.   I have reviewed this annual report on Form 20-F of Lafarge;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors:

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.   The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 25, 2003

Bertrand Collomb
Chief Executive Officer

Back to Contents

CERTIFICATION

I,   Jean-Jacques Gauthier, certify that:

1.   I have reviewed this annual report on Form 20-F of Lafarge;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

d.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

e.	evaluated the effectiveness of the registant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

f.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors:

c.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

d.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.   The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 25, 2003

Jean-Jacques Gauthier
Executive Vice President, Finance

Back to Contents

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and shareholders of Lafarge

We have audited the accompanying consolidated balance sheets of Lafarge S.A. and subsidiaries (the "Company") at December 31, 2002, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002, (all expressed in euros). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Lafarge North America Inc. (formerly Lafarge Corporation, a consolidated subsidiary), which statements reflect total assets constituting 14%, 14 % and 17%, respectively, of consolidated total assets at December 31, 2002, 2001 and 2000, and total sales constituting 24%, 28% and 24%, respectively, of consolidated total sales for each of the three years in the period ended December 31, 2002. We did not audit the consolidated balance sheet of Blue Circle North America Inc. (a consolidated subsidiary) at December 31, 2001 or the related consolidated statements of income, changes in shareholders’ equity or cash flows of Blue Circle North America Inc. for the period from July 11, 2001 to December 31, 2001, which statements reflect total assets constituting 3 % of total consolidated assets at December 31, 2001 and total sales constituting 3% of total consolidated sales for the year ended December 31, 2001. Those statements, prepared in accordance with accounting principles generally accepted in the United States of America, were audited by other auditors whose reports have been provided to us, and our opinion, insofar as it relates to the amounts included for Lafarge North America Inc. and Blue Circle North America Inc., is based solely on the reports of such other auditors. The consolidated financial statements of Lafarge North America Inc. at December 31, 2002, and for the year then ended, were audited by other auditors whose report dated February 3, 2003 expressed an unqualified opinion on those statements and included explanatory paragraphs regarding the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and OIther Intangible Assets, and the application of procedures by such other auditors to the SFAS No. 142 transitional disclosures in the 2001 and 2000 financial statements. The consolidated financial statements of Lafarge North America Inc. at December 31, 2001 and 2000 and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations and whose report dated January 22, 2002 expressed an unqualified opinion on those statements before restatement for the transitional disclosures required by SFAS No. 142.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in France.

Our audits also included auditing the adjustments to convert the consolidated financial statements of Lafarge North America Inc. and Blue Circle North America Inc. into accounting principles generally accepted in France for purposes of consolidation.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2002, and the determination of shareholders' equity at December 31, 2002, 2001 and 2000, to the extent summarized in Notes 31, 32, 33 and 34.

As discussed in Note 2 (t) to the consolidated financial statements, in 2000, the Company changed its accounting policy with respect to the recording of deferred taxes.

Our audits also included the translation of the euro amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (v). Such United States dollar amounts are presented solely for the convenience of the readers in the United States of America.

DELOITTE TOUCHE TOHMATSU
Paris, France
April 15, 2003

Back to Contents

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Lafarge North America Inc.:

We have audited the consolidated balance sheet of Lafarge North America Inc. (a Maryland corporation) and subsidiaries as of December 31, 2002, and the related consolidated statement of income, shareholders’ equity, comprehensive income and cash flows for the year ended December 31, 2002 (not presented separately herein). These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Lafarge North America Inc. as of December 31, 2001 and for each of the two years in the period then ended were audited by other auditors who have ceased operations and whose report dated January 22, 2002 expressed an unqualified opinion on those statements and schedule before the restatement disclosures described in Note 5.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above (not presented separately herein) present fairly, in all material respects, the financial position of Lafarge North America Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed above, the financial statements of Lafarge North America, Inc. and subsidiaries for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 5 with respect to 2001 and 2000 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets that are no longer being amortized to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 5 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any form of assurance on the 2001 or 2000 financial statements taken as a whole.

As discussed in Note 1 to the consolidated financial statements (not presented separately herein), effective January 1, 2002, the company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

ERNST & YOUNG LLP

McLean, Virginia
February 3, 2003

Back to Contents

THIS REPORT SET FORTH BELOW IS A COPY OF A PREVIOUSLY ISSUED AUDIT REPORT BY ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH ITS INCLUSION IN THIS FORM 20-F.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To Lafarge North America Inc.:

We have audited the consolidated balance sheets of Lafarge North America Inc. (formerly Lafarge Corporation) (a Maryland corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001 (not presented separately herein). These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above (not presented separately herein) present fairly, in all material respects, the financial position of Lafarge North America Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Vienna, Virginia
January 22, 2002

Back to Contents

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Blue Circle North America Inc.

We have audited the consolidated balance sheets of Blue Circle North America Inc. (a wholly-owned subsidiary of Blue Circle Industries PLC) and Subsidiaries as of July 10, 2001 and December 31, 2001, and the related consolidated statements of income and retained earnings and cash flows for the periods of January 1, 2001 through July 10, 2001 and July 11, 2001 through December 31, 2001 and for the year ended December 31, 2001 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above (not presented separately herein) present fairly, in all material respects, the consolidated financial position of Blue Circle North America Inc. and Subsidiaries at July 10, 2001 and December 31, 2001, and the consolidated results of their operations and their cash flows for the periods of January 1, 2001 through July 10, 2001 and July 11, 2001 though December 31, 2001 and for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Atlanta, Georgia
February 11, 2002

Back to Contents

CONSOLIDATED STATEMENTS OF INCOME

		Years ended December 31,

	Notes	2002 (Note 2 v)	2002	2001 (a)	2000 (a)

		(in million USD except per share data)	(in million euros, except per share data)
Sales	(3)	15,318	14,610	13,698	12,216
Cost of goods sold		(10,206)	(9,734)	(9,258)	(7,980)
Selling and administrative expenses		(1,861)	(1,775)	(1,578)	(1,644)

Gross operating income		3,251	3,101	2,862	2,592
Depreciation	(3)	(1,016)	(969)	(928)	(788)
Operating income on ordinary activities	(3)	2,235	2,132	1,934	1,804
Gains on disposals, net	(6)	226	216	274	272
Other (expenses) income, net	(7)	(550)	(525)	(152)	(243)

Operating income	(3)	1,911	1,823	2,056	1,833
Financial expenses, net	(8)	(546)	(521)	(544)	(468)

Income before income tax, share of net income of equity affiliates, amortization of goodwill and minority interests		1,365	1,302	1,512	1,365
Income tax	(9)	(470)	(448)	(368)	(356)

Income before share of net income of equity affiliates, amortization of goodwill and minority interests		895	854	1,144	1,009
Share of net income of equity affiliates	(4)	35	33	18	50
Amortization of goodwill	(11)	(166)	(158)	(142)	(120)
Minority interests	(21)	(286)	(273)	(270)	(213)

Net income		478	456	750	726

Earnings per share (euros)	(10)	3.69	3.52	5.97	6.78
Diluted earnings per share (euros)	(10)	3.66	3.49	5.85	6.69
Average number of outstanding shares (in thousands)	(10)	129,629	129,629	125,616	107,098

(a)  Revised for the change in presentation of equity affiliates (Note 4).

The proforma statement of income including Blue Circle Industries Plc from January 1, 2000 is set forth in Note 5.

The accompanying Notes are an integral part of these Financial Statements

Back to Contents

CONSOLIDATED BALANCE SHEETS

		At December 31,

	Notes	2002 (Note 2 v)	2002	2001	2000

		(in million USD)	(in million euros)
ASSETS
Goodwill, net	(11)	4,858	4,633	4,974	2,820
Intangible assets, net	(11)	2,972	2,835	3,225	1,127
Property, plant and equipment, net	(12)	12,233	11,667	13,353	8,882
Investments in equity affiliates	(13)	684	652	439	420
Other investments	(14)	484	462	671	1,716
Long-term receivables	(15)	964	919	900	489

Long-term assets		22,195	21,168	23,562	15,454

Inventories, net	(16)	1,668	1,591	1,776	1,309
Accounts receivable-trade, net	(17)	1,904	1,816	2,230	1,495
Other receivables	(18)	1,001	955	1,133	899
Cash and cash equivalents	(19)	1,163	1,109	1,201	1,740

Current assets		5,736	5,471	6,340	5,443

Total assets	(3)	27,931	26,639	29,902	20,897

SHAREHOLDERS’ EQUITY AND LIABILITIES
Common stock	(20)	558	532	521	429
Additional paid-in capital	(20)	4,766	4,546	4,324	3,028
Retained earnings		3,720	3,548	3,389	2,910
Cumulative translation adjustments		(1,724)	(1,645)	(352)	(324)

Shareholders’ equity		7,320	6,981	7,882	6,043

Minority interests	(21)	2,260	2,155	2,551	1,707
Other equity	(22)	140	134	163	162
Deferred taxes	(9)	1,026	979	937	810
Provisions	(23)	2,015	1,922	1,688	1,228
Long-term debt	(25)	10,769	10,271	11,041	7,490

Long-term liabilities		16,210	15,461	16,380	11,397

Accounts payable, trade		1,264	1,205	1,467	1,114
Other payables	(24)	2,032	1,938	2,310	1,457
Current portion of long-term debt	(25)	549	524	1,350	579
Short-term bank borrowings	(25)	556	530	513	307

Current liabilities		4,401	4,197	5,640	3,457

Total shareholders’ equity and liabilities		27,931	26,639	29,902	20,897

The accompanying Notes are an integral part of these Financial Statements

Back to Contents

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,

	Notes	2002 (Note 2 v)	2002	2001	2000

		(in million USD)	(in million euros)
NET CASH PROVIDED BY OPERATING ACTIVITIES
Net income		478	456	750	726
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests	(21)	286	273	270	213
Depreciation and amortization of goodwill		1,182	1,127	1,070	908
Share of net income of equity affiliates less dividends received		(18)	(17)	—	(35)
Gains on disposals, net (excluding those of equity affiliates)		(226)	(216)	(274)	(272)
Deferred income taxes and tax provisions		96	92	(59)	31
Other, net		253	241	(89)	5
Changes in operating working capital items (see analysis below)		(173)	(165)	174	(92)

Net cash provided by operating activities		1,878	1,791	1,842	1,484

NET CASH USED IN INVESTING ACTIVITIES
Capital expenditures	(3)	(1,205)	(1,149)	(1,455)	(1,307)
Investment in consolidated companies (1)*		(354)	(337)	(4,537)	(584)
Investment in non-consolidated companies		(28)	(27)	(81)	(1,484)
Disposals (2)		760	725	1,537	991
Net decrease (increase) in long-term receivables		15	14	(143)	(33)

Net cash used in investing activities		(812)	(774)	(4,679)	(2,417)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES
Proceeds from issuance of common stock		273	260	1,513	322
(Increase) decrease in treasury stock		(4)	(4)	—	(38)
Increase (decrease) in other equity		—	—	2	7
Dividends paid (including those paid to minority interests in subsidiaries)		(407)	(388)	(337)	(275)
Proceeds from long-term debt		673	642	5,596	2,802
Repayment of long-term debt		(788)	(751)	(4,746)	(1,146)
(Decrease) increase in short-term debt		(718)	(685)	282	(70)

Net cash (used in) provided by financing activities		(971)	(926)	2,310	1,602

Increase (decrease) in cash and cash equivalents		95	91	(527)	669
Net effect of foreign currency translation on cash and cash equivalents		(191)	(183)	(12)	10
Cash and cash equivalents at beginning of year		1,259	1,201	1,740	1,061

Cash and cash equivalents at end of year	(19)	1,163	1,109	1,201	1,740

(1) Net of cash and cash equivalents of companies acquired		—	—	256	34
(2) Net of cash and cash equivalents of companies disposed of		1	1	2	179
SUPPLEMENTAL DISCLOSURES
Analysis of changes in operating working capital items
(Increase) decrease in inventories		(42)	(40)	35	307
Decrease (increase) in accounts receivable-trade		468	446	85	(102)
Decrease (increase) in other receivables		12	11	(50)	(107)
(Decrease) increase in accounts payable-trade		(558)	(532)	(46)	62
(Decrease) increase in other payables		(53)	(50)	150	(252)

Cash payments during the period for
Interest expense		633	604	503	495
Income taxes		463	442	234	458

* including BCI (3,804) for the year 2001

The accompanying Notes are an integral part of these Financial Statements

Back to Contents

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Outstanding shares	Treasury stock	Common stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustments	Shareholders’ equity	Comprehensive income

	(in number of shares)		(in million euros)					(in million euros)

Balance at January 1, 2000	104,978,206	1,519,185	400	2,459	3,180	(188)	5,851	869
Cumulative effect of change in accounting for deferred taxes	—	—	—	—	(759)	—	(759)	(759)
Net income	—	—	—	—	731	(5)	726	726
Dividends paid	—	—	—	—	(215)	—	(215)	—
Issuance of common stock (dividend reinvestment plan)	365,771	—	2	28	—	—	30	—
Issuance of common stock	3,180,000	—	12	274	—	—	286	—
Exercise of stock options	154,818	—	1	7	—	—	8	—
Exercise of stock subscription warrants	3,763,140	—	14	260	—	—	274	—
Purchase of treasury stock	—	318,655	—	—	(37)	—	(37)	—
Goodwill previously written off against retained earnings on subsidiaries sold	—	—	—	—	10	—	10	10
Change in translation adjustments	—	—	—	—	—	(131)	(131)	(131)

Balance at December 31, 2000	112,441,935	1,837,840	429	3,028	2,910	(324)	6,043	(154)

Net income	—	—	—	—	752	(2)	750	750
Dividends paid	—	—	—	—	(273)	—	(273)	—
Issuance of rights (conversion to common stock)	14,110,592	—	54	1,059	—	—	1,113	—
Issuance of common stock (dividend reinvestment plan)	1,125,007	—	5	103	—	—	108	—
Exercise of stock options	369,455	—	1	16	—	—	17	—
Exercise of stock subscription warrants	2,098,811	—	8	142	—	—	150	—
Purchase of treasury stock	—	26,532	—	—	—	—	—	—
Change in translation adjustments	—	—	24	(24)	—	(26)	(26)	(26)

Balance at December 31, 2001	130,145,800	1,864,372	521	4,324	3,389	(352)	7,882	724

Net income	—	—	—	—	460	(4)	456	456
Dividends paid	—	—	—	—	(297)	—	(297)	—
Issuance of common stock (dividend reinvestment plan)	1,400,494	—	5	127	—	—	132	—
Exercise of stock options	171,583	—	1	7	—	—	8	—
Employee stock purchase plan	708,718	—	3	42	—	—	45	—
Issuance of common stock (Cementia exchange offer)	453,838	—	2	46	—	—	48	—
Purchase of treasury stock	—	56,587	—	—	(4)	—	(4)	—
Change in translation adjustments	—	—	—	—	—	(1,289)	(1,289)	(1,289)

Balance at December 31, 2002	132,880,433	1,920,959	532	4,546	3,548	(1,645)	6,981	(833)

The accompanying Notes are an integral part of these Financial Statements

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Business Description

As used herein, the terms “Lafarge S.A.” or “the parent Company” refers to Lafarge, a société anonyme organized under French law, without its consolidated subsidiaries. The terms the “Company” or “Lafarge” refer to Lafarge S.A. together with its consolidated subsidiaries.

The Company is headquartered in France and specializes in the production of materials for the construction industry in all the world's major markets. At December 31, 2002, the Company operated in the following business segments: Cement, Aggregates and Concrete, Roofing, and Gypsum. The Company's customers are from both the private and public sector. Until December 31, 2000, the Company also operated in the Specialty Products segment (Note 3).

Lafarge is listed on the “Premier Marché” of Euronext Paris S.A. and, since July 23, 2001, on the New York Stock Exchange (“NYSE”).

Note 2 – Summary of Significant Accounting Policies

(a)	Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with the provisions of French accounting legislation and standards (“French GAAP”).

French GAAP differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). A description of the main differences is set forth in Notes 31, 32 and 33. Effective January 1, 2000, the Company adopted the new accounting standard CRC n° 99-02 on Consolidated Financial Statements published by the French Accounting Standards Committee (“Comité de la Réglementation Comptable”). The standard requires that the balance-sheet liability method be applied for the recognition of deferred income taxes. The cumulative effect of change in accounting for deferred taxes is presented in Note 9.

(b)	Principles of consolidation

Investments over which the Company has direct or indirect control of more than 50% of the outstanding voting shares, or over which it exercises effective control, are fully consolidated, except for some companies, not significant in the aggregate, that were not consolidated for practical purposes. Control exists where the Company has the power directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

Investments in companies in which the Company and third party investors have agreed to exercise joint control are consolidated by the proportionate consolidation method with the Company's share of the joint ventures results, assets and liabilities recorded in the consolidated financial statements.

Investments in which the Company has an equity interest representing a voting right of more than 20% and over which the Company exercises significant influence, but not control are accounted for under the equity method.

All other investments in affiliates, which are not consolidated, are accounted for at cost.

Revenues and expenses of subsidiaries acquired or disposed of during the year are recognized in the consolidated statements of income as from the date of control or up to the date of transfer of control, respectively.

All significant inter-company balances and transactions have been eliminated on consolidation. With respect to proportionately consolidated companies, intercompany transactions are eliminated on the basis of the Company's interest in the entity involved.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c)	Use of estimates

The preparation of financial statements in conformity with French GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, such as depreciation and provisions, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from the estimates.

(d)	Translation of financial statements denominated in foreign currencies

The functional currency of the Company's foreign subsidiaries is the applicable foreign currency except for enterprises operating in hyper-inflationary economies.

The accounts of foreign subsidiaries outside the Euro zone are translated into the Euro using the year end closing rate of exchange for all balance sheet accounts and the average annual rate of exchange is applied to revenues, expenses and amounts presented on the statements of cash flows. The resulting translation adjustments are included as a separate component of shareholders' equity.

For companies that operate in countries which have been designated as hyper-inflationary, fixed assets, investments and operating supplies are not revalued and the original values are translated to the US dollar which is considered by the Company as the functional currency in these countries, at historical rates of exchange. Revenues and expenses are translated to this functional currency using the exchange rates of the month of the transaction date. Translation gains and losses arising from the translation of revenues and expenses are included in income. In defining hyper-inflationary, the Company employs criteria which include characteristics of the economic environment such as inflation and foreign currency exchange rate fluctuations and evaluates this information in relation to its economic exposure related to the subsidiaries' operations.

The exchange rates for the translation of main currencies were as follows:

1 for euro monetary unit	2002		2001		2000

	Average rate	Year end rate	Average rate	Year end rate	Average rate	Year end rate

Brazilian real (BRL)	0.3619	0.2690	0.4745	0.4866	0.5908	0.5508
Canadian dollar (CAD)	0.6743	0.6065	0.7209	0.7123	0.7286	0.7170
Chilean Peso (CLP)	0.0015	0.0013	0.0018	0.0017	0.0020	0.0019
Chinese yuan (CNY)	0.1279	0.1152	0.1349	0.1371	0.1307	0.1298
Egyptian pound (EGP)	0.2290	0.2062	0.2768	0.2469	0.3040	0.2854
British pound (GBP)	1.5903	1.5373	1.6081	1.6434	1.6405	1.6023
Moroccan dirham (MAD)	0.0961	0.0937	0.1000	0.0976	0.1019	0.1014
Malaysian ringitt (MYR)	0.2784	0.2509	0.2937	0.2986	0.2847	0.2828
Nigerian naira (NGN)	0.0088	0.0075	0.0096	0.0101	0.0103	0.0097
Philippine peso (PHP)	0.0205	0.0178	0.0219	0.0220	0.0244	0.0215
Polish zloty (PLN)	0.2595	0.2487	0.2725	0.2861	0.2495	0.2598
US dollar (USD)	1.0582	0.9536	1.1165	1.1347	1.0820	1.0747
South African rand (ZAR)	0.1010	0.1110	0.1296	0.0959	0.1557	0.1422

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(e)	Business combinations, goodwill and intangible assets

Since January 1, 1989, all business combinations have been accounted for using the purchase method of accounting. Under this method, assets and liabilities acquired by the Company are recorded at their fair value. Under the purchase method, the excess of the purchase price over the fair value of the net assets of businesses acquired, if any, is allocated to goodwill. Before January 1, 1989, positive and negative goodwill were written off against retained earnings.

When the Company initially acquires a controlling interest in a business, any portion of the assets and liabilities retained by minority shareholders is also recorded at its fair value.

Accordingly, if the Company subsequently acquires the assets and liabilities considered held by minority shareholders, no additional fair value adjustment is recorded at that time.

Initial estimates of fair values are finalized within a one year allocation period. Subsequent to this period, releases of estimated provisions in excess of the actual costs incurred related to the purchase price allocation are applied to goodwill.

Non-amortizable intangible assets, such as market share and trademarks, are recognized through the purchase price allocation to the extent that they can be valued using a sufficiently accurate and objective method based on economic benefits.

The Company amortizes goodwill on a straight-line basis over the estimated period of benefit, not exceeding 40 years.

Negative goodwill is amortized into income on a rational, systematic basis, based upon estimates of future operating results of the acquiree at the date of the acquisition.

(f)	Revenue recognition

Consolidated revenues represent the value, before sales tax, of goods, products and services sold by consolidated companies in the ordinary activities and after elimination of intra-group sales.

Revenues from the sale of goods, and products are recorded when ownership is transferred.

(g)	Other income (expenses)

Other income (expenses) results from operations and includes net restructuring costs, provisions for litigation and other non recurring items.

(h)	Intangible assets

Intangible assets include patents, licenses, and leaseholds which are amortized using the straight-line method over periods not exceeding their estimated useful lives and assets such as market share and trademarks which are not amortized.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(i)	Property, plant and equipment

Property, plant and equipment is recorded at historical cost.

The Company capitalizes assets financed through capital leases where the lease arrangement transfers to the Company substantially all the benefits and risks of ownership. Lease arrangements are evaluated based upon the leased assets expected period of future benefit in relation to the assets' useful lives, the total future payments in relation to the fair value of the financed asset and whether transfer of ownership or favorable purchase options exist.

Interest on borrowings directly related to the financing of construction projects and incurred during development activities is capitalized to project costs.

Depreciation on property, plant and equipment is calculated as follows:

•	Land is not depreciated.
•	Mineral reserves consisting of proven and probable limestone, gypsum and aggregates reserves are depleted using the units-of-production method.
•	Buildings are depreciated using the straight-line method over estimated useful lives varying from twenty years for industrial buildings to fifty years for offices or residential properties.
•	Plant, machinery, equipment and installation costs are depreciated using the straight-line method over their estimated useful lives, ranging from 8 to 30 years.

Beginning January 1, 2002, the historical cost of cement plant assets are reclassified into specific cost categories based upon their distinct characteristics. Each cost category represents cement plant components with specific useful lives. This new definition was based on a detailed technical study performed by the Company. Prior to January 1, 2002, cement plant assets had been depreciated over estimated useful lives, using a broader definition of cost classification.

The new system of classifying costs has been applied prospectively as of January 1, 2002. On average, for a new cement plant, this change in estimate has resulted in increasing the depreciable useful life from 20 years to 28 years, which more closely reflects actual experience with modern cement plants.

Accordingly, the new definition of cost categories and related useful lives has reduced the annual depreciation expense. The impact on the current year results are as follows: operating income on ordinary activities improved by 83 million euros ; income before income tax, share of net income of equity affiliates, amortization of goodwill and minority interests increased by 58 million euros; net income increased by 46 million euros; basic earnings per share increased by 0.36 euro.

(j)	Other investments

Other investments, which consist either of shares held in non consolidated companies or shares in listed companies treated as long-term equity investments are recorded at the lower of historical cost or net realizable value, assessed on an individual investment basis. The net realizable value is measured according to such criteria as the Group share of net assets, the stock price or expected future profitability, weighted by the effects of holding these investments in terms of the Company’s strategy, or synergy with existing businesses.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(k)	Impairment of long-lived assets

Goodwill and Intangible Assets

The net book value of intangible assets are reviewed annually for a decrease in the fair value of the assets, due to factors that may affect the assets value and recoverability. The net book value of intangible assets are compared to the fair value of the assets and liabilities to which the intangible asset has been allocated. The Company’s measurement of fair value of the related assets and liabilities is based on an evaluation of future discounted cash flows. If the net book value of an intangible asset is higher than the measured fair value of the related assets and liabilities, the Company records extraordinary amortization to reduce the carrying value of the intangible asset to its determined fair value.

Property, plant and equipment

Whenever events or changes in circumstances indicate that the carrying amount of property, plant and equipment may not be recoverable, the carrying value is compared with the estimated undiscounted future cash flows expected to result from the use of the assets and their possible disposition. If the sum of expected future cash flows is less than the carrying amount of these assets, an impairment loss is recognized, based on the fair value of these assets, derived from the present value of expected future cash flows.

(l)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method.

(m)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an original maturity date of generally less than three months from the time of purchase.

(n)	Financial instruments

The Company enters into financial derivative contracts for hedging purposes only. These transactions are executed in order to reduce its exposure to changes in interest rates and foreign currency exchange rates on firm or highly probable commitments.

Forward exchange contracts and foreign currency swaps are used to hedge foreign currency exchange rate exposures. Unrealized gains and losses on these investments are recorded in the carrying amount of the hedged asset or liability on firm commitments. Contract premiums are amortized rateably over the term of the hedge arrangement.

The Company enters into various interest rate swaps to manage its interest rate exposure. The objective of the swaps are, depending on the circumstances, to modify instruments from fixed rate to floating and floating rate to fixed. The difference between interest payable and receivable is recognized as interest expense or interest income.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(o)	Pensions, end of service benefits and other post retirement benefits

Defined contribution plans

The Company accounts for pension costs related to defined contribution pension plans as they are incurred.

Defined benefit plans

Estimates of the Company’s pension and end of service benefit obligations are calculated annually with the assistance of independent actuaries, using the projected unit credit method. This method considers best estimate actuarial assumptions including, the probable future length of the employees’ service, the employees’ final pay, and the expected average life span of the employees.

The Company’s obligations are discounted by country based upon discount rates appropriate in the circumstances. The obligations are recognized based upon the proportion of benefits earned by employees as services rendered.

Fair values are used to determine the market value of fund assets.

For most defined benefit plans, changes in actuarial assumptions which affect the value of the obligations and the differences between expected and actual long term return on plan assets are accounted for as actuarial gains and losses.

Current period pension expense is comprised of, the increase in the obligation which results from the additional benefit earned by employees in the period and interest expense which results from the outstanding pension obligation. The amounts described above are reduced by the expected return on plan assets. Actuarial gains and losses which exceed a corridor corresponding to 10% of the greater of the fair value of plans assets or plan obligations are amortized to income over future periods.

Modifications of pension plans are amortized over the expected average remaining service lives of the related employees.

Other post retirement benefits

Certain of the Company’s subsidiaries offer to employee’s supplementary post-retirement medical coverage. These costs are calculated based upon actuarial determinations and are recorded over the expected average remaining service lives of the employees.

(p)	Restructuring

Reserves for restructuring costs are provided when the restructuring plans have been finalized and approved by the company’s management, have been announced before the balance sheet date and result in an obligation to third parties.

Where a business combination has occurred, restructuring costs related to capacity reductions of the acquirer which are a consequence of overcapacity and costs related to capacity reductions of the acquiree are included in the cost of the acquisition.

<<

Back to Contents
LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(q)	Site restoration

Where the Company is legally or contractually required to restore a quarry site, the estimated costs of site restoration are accrued and amortized to income rateably, on a unit-of-production basis, over the operating life of the quarry. The estimated future costs for known restoration requirements are determined on a site by site basis and, when determinable, are calculated based on the present value of estimated future costs.

(r)	Product warranties

The Company’s warranty policy generally provides a 30-year coverage for roofing tile. The Company’s policy is to accrue the undiscounted estimated cost of warranty coverage at the time the sale is recorded.

(s)	Environmental costs

When the Company determines that it is possible that a liability for environmental costs exists, an undiscounted estimate of the future remediation is recorded as a provision without the offset of potential insurance recoveries. Costs that result in future economic benefits such as extending useful lives, increased capacity, safety or, those costs incurred to mitigate or prevent future environmental contamination are capitalized. Environmental costs, which are not included above, are expensed as incurred.

(t)	Deferred income taxes

The Company changed its method of accounting for income taxes effective at January 1, 2000. Deferred income taxes are accounted for using the balance-sheet liability method on temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance-sheet (including tax losses available for carry forward). Deferred taxes are measured by applying currently enacted tax laws. Deferred tax assets are recognized when it is reasonably certain that they will be recovered in future years.

Before January 1, 2000, the deferred tax provision was calculated using the partial allocation method whereby deferred taxes are provided only where timing differences were expected to reverse in the foreseeable future. This method only takes into account timing differences arising between the adjusted net accounting profit of consolidated subsidiaries and net taxable income. A cumulative adjustment was recognized for the adoption of the new accounting principle and the effect of this change is shown in the consolidated statements of changes in shareholders' equity (Note 9).

(u)	Research and development

The Company is committed to improving its manufacturing process, maintaining product quality and meeting existing and future customer needs. These objectives are pursued through various programs. Research and development costs which are expensed as incurred, were 55 million euros, 53 million euros and 43 million euros for 2002, 2001 and 2000, respectively.

Back to Contents
LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(v)	Convenience translation

The consolidated balance sheet and consolidated statements of income and cash flows include the presentations of amounts as of and for the year ended December 31, 2002 denominated in millions US dollars. These amounts are presented for the convenience of the reader and have been prepared using an exchange rate of 1.00 euro to 1.0485 USD which was the Noon Buying Rate on December 31, 2002. Such translation should not be construed as representations that the euro amount has been, could have been or could in the future be converted into US dollar at that or any other exchange rate.

(w)	Recently issued accounting pronouncement

In December 2000, the “Comité de la Réglementation Comptable” issued the regulation (règlement) n° 2000-06 which requires French publicly traded companies to adopt new accounting rules related to the recognition of liabilities for fiscal years beginning on or after January 1, 2002. The regulation defines a liability as future sacrifices of economic benefits and assets and requires that a liability should be recognized when, and only when an enterprise has a present obligation (legal, regulatory, or contractual) with a third party as a result of a past event and it is probable or certain that an outflow of resources embodying economic benefits will be required to settle the obligation. The adoption of this regulation had no effect on the consolidated financial statements.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 3 – Business Segment and Geographic Area Information

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the Company's chief operating decision makers in order to allocate resources and assess performance.

Since January 1, 2001, the Company has operated in the following four business segments: Cement, Aggregates and Concrete, Roofing, and Gypsum which represent separately managed strategic business units that have different capital requirements and marketing strategies. Until December 31, 2000, the Company also operated in the Specialty Products segment which produced and sold a variety of component products used in the construction industry. The Company’s retained minority interest in this business is now included in the segment described as “Other”.
Each of the business segments are managed separately because each business segment develops, manufactures and sells distinct products.

Company management evaluates internally its performance on operating income on ordinary activities (defined as operating income before net gains on disposals and other expenses, net) and capital employed (defined as the total of goodwill, intangible and tangible assets, investments in equity affiliates and working capital) as disclosed in its business segment and geographic area information.

•	The Cement segment produces and sells a wide range of cement and hydraulic binders adapted to the needs of the construction industry.
•	The Aggregates and Concrete segment produces and sells construction aggregates, ready mix concrete and other concrete products.
•	The Roofing segment produces and sells roof tiles, roofing accessories and chimney systems.
•	The Gypsum segment mainly produces and sells drywall for the commercial and residential construction sectors.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The accounting policies applied to the segment earnings are in agreement with those described in Note 2.

(a)  Business segment information

	Cement	Aggregates and Concrete	Roofing	Gypsum	Specialty Products	Other	Total

	(in million euros)
2002
Gross sales	7,520	4,787	1,538	1,155	—	210	15,210
Less: intersegment	(572)	(19)	—	(9)	—	—	(600)

Sales	6,948	4,768	1,538	1,146	—	210	14,610
Depreciation	(545)	(216)	(116)	(69)	—	(23)	(969)
Operating income on ordinary activities	1,606	336	132	51	—	7	2,132
Operating income	1,694	349	72	8	—	(300)	1,823
Investments in equity affiliates	248	15	72	33	—	284	652
Capital employed	13,584	3,220	2,415	1,177	—	610	21,006
Total assets	15,417	4,835	2,856	1,423	—	2,108	26,639
Capital expenditures	707	212	90	83	—	57	1,149

2001
Gross sales	6,476	4,824	1,585	1,064	—	243	14,192
Less: intersegment	(481)	(18)	—	8	—	(3)	(494)

Sales	5,995	4,806	1,585	1,072	—	240	13,698
Depreciation	(511)	(214)	(118)	(66)	—	(19)	(928)
Operating income on ordinary activities (a)	1,434	378	128	3	—	(9)	1,934
Operating income (a)	1,397	415	75	(7)	—	176	2,056
Investments in equity affiliates	250	20	51	50	—	68	439
Capital employed	14,825	4,058	2,677	1,279	—	514	23,353
Total assets	17,416	5,798	3,182	1,554	—	1,952	29,902
Capital expenditures	894	288	131	117	—	25	1,455

2000
Gross sales	4,798	3,741	1,685	1,006	1,408	8	12,646
Less: intersegment	(378)	(16)	(1)	(6)	(21)	(8)	(430)

Sales	4,420	3,725	1,684	1,000	1,387	—	12,216
Depreciation	(385)	(181)	(116)	(55)	(44)	(7)	(788)
Operating income on ordinary activities (a)	1,104	304	205	52	139	—	1,804
Operating income (a)	1,090	308	148	46	128	113	1,833
Investments in equity affiliates	211	17	46	40	107	(1)	420
Capital employed	6,789	3,235	2,848	1,166	*294	50	14,382
Total assets	9,242	4,767	3,325	1,426	*722	1,415	20,897
Capital expenditures	559	265	145	229	81	28	1,307

*These amounts exclude the part of the Specialty Products segment that was considered sold on December 28, 2000.

(a)  Revised for the change in presentation of equity affiliates (Note 4).

The capital employed and the total assets for the Specialty Products segment at December 31, 2000 without adjustment for this subsequent sale are as follows (in million euros):

Capital employed	957
Total assets	1,482

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(b)	Geographic area information

	2002			2001			2000

	Sales	Property, plant and equipment, net	Capital employed	Sales	Property, plant and equipment, net	Capital employed	Sales	Property, plant and equipment, net	Capital employed

	(in million euros)
Western Europe	6,005	4,455	9,113	5,490	4,814	9,945	5,717	3,510	6,159
Of which:
France	2,007	1,052	1,587	1,945	1,113	1,399	2,367	1,130	1,479
Germany	642	846	1,529	747	944	1,770	962	974	2,046
Spain	616	271	1,074	592	355	833	599	342	959
United Kingdom	1,483	1,166	2,513	1,140	1,229	3,265	852	562	604

North America	4,405	3,077	4,955	4,431	3,598	5,241	3,292	2,356	3,349
Of which:
United States	3,071	2,373	3,883	2,898	2,785	3,926	2,307	1,533	2,030
Canada	1,334	704	1,072	1,533	813	1,315	985	823	1,319

Mediterranean Basin	562	628	1,031	637	850	1,310	666	746	1,211

Central and Eastern Europe	661	713	1,124	514	623	1,016	501	522	868

Latin America	720	416	892	760	650	1,292	761	450	829

Africa	869	580	969	765	716	1,084	525	239	406

Asia / Pacific	1,388	1,798	2,922	1,101	2,102	3,465	754	1,059	1,560

Total	14,610	11,667	21,006	13,698	13,353	23,353	12,216	*8,882	*14,382

* These amounts exclude the part of the Specialty Products segment that was considered sold on December 28, 2000.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The geographic area property plant and equipment and capital employed information including the part of the Specialty Products segment considered sold on December 28, 2000 are as follows:

	2000

	Property, plant	Capital
	and equipment,	employed
	net

	(in million euros)
Western Europe	3,683	6,627
Of which:
France	1,245	1,731
Germany	978	2,082
Spain	348	990
United Kingdom	579	629

North America	2,390	3,429
Of which:
United States	1,567	2,110
Canada	823	1,319

Mediterranean Basin	747	1,195

Central and Eastern Europe	524	869

Latin America	469	895

Africa	240	410

Asia / Pacific	1,102	1,620

Total	9,155	15,045

Sales are presented by destination.

Back to Contents
LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 4 – Share of Net Income of Equity Affiliates

PRESENTATION OF SHARE OF NET INCOME OF EQUITY AFFILIATES

As of January 1, 2002, the share of net income of equity affiliates determined in accordance with equity method consolidation principles is shown in the group consolidated statement of income on a specific line “share of net income of equity affiliates”.

Prior to the adoption of this presentation, the Company’s share of net income of equity affiliates was presented in the following line-items : “Operating income on ordinary activities”, “Gains on disposals, net”, “Other income (expenses), net”, “Financial expenses, net” and “Income tax”.

The presentation of the consolidated statements of income for 2000 and 2001 have been revised for comparative purposes in the schedule below:

	Years ended December 31,

	2001			2000

	Published	Reclassifications	Revised	Published	Reclassifications	Revised

Sales	13,698	—	13,698	12,216	—	12,216
Cost of goods sold	(9,258)	—	(9,258)	(7,980)	—	(7,980)
Selling and administrative expenses	(1,578)	—	(1,578)	(1,644)	—	(1,644)

Gross operating income	2,862	—	2,862	2,592	—	2,592
Depreciation	(928)	—	(928)	(788)	—	(788)
Share of operating income on ordinary activities of equity affiliates	131	(131)	—	101	(101)	—

Operating income on ordinary activities	2,065	(131)	1,934	1,905	(101)	1,804
Gains on disposals, net	275	(1)	274	272	—	272
Other income (expenses), net	(169)	17	(152)	(250)	7	(243)

Operating income	2,171	(115)	2,056	1,927	(94)	1,833
Financial expenses, net	(595)	51	(544)	(489)	21	(468)

Income before income tax, share of net income of equity affiliates, amortization of goodwill and minority interests	1,576	(64)	1,512	1,438	(73)	1,365
Income tax	(414)	46	(368)	(379)	23	(356)

Income before share of net income of equity affiliates, amortization of goodwill and minority interests	1,162	(18)	1,144	1,059	(50)	1,009
Share of net income of equity affiliates	—	18	18	—	50	50
Amortization of goodwill	(142)	—	(142)	(120)	—	(120)
Minority interests	(270)	—	(270)	(213)	—	(213)

Net income	750	—	750	726	—	726

Back to Contents
LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following details the Company’s share of the operations of equity affiliates:

	Years ended December 31,

	2002	2001	2000

	(in million euros)
Operating income on ordinary activities	146	131	101
Gain on disposals, net	—	1	—
Other expenses, net	(21)	(17)	(7)
Financial expenses, net	(41)	(51)	(21)
Income tax	(51)	(46)	(23)

Share of net income of equity affiliates	33	18	50

Note 5 – Pro Forma Financial Information

The following unaudited pro forma condensed consolidated statements of income present the results of operations for the years ended December 31, 2001 and December 31, 2000 assuming the acquisition of the retained businesses of Blue Circle Industries Plc (“Blue Circle”) (Note 11 (c)) and the disposal of the majority portion of the Specialty Products segment had taken place at the beginning of each of those fiscal years.

This pro forma information does not purport to be indicative of the historical performance that would have resulted had the acquisition actually occurred at such dates, nor is it necessarily indicative of future operating results. The other purchase and sale transactions that occurred during these fiscal years have no significant effects on these pro forma results.

These unaudited pro forma results have been prepared based upon the historical consolidated financial statements of the Company and Blue Circle Industries Plc. The historical consolidated financial statements have been adjusted (see the « pro forma adjustments » columns) in order to reflect increases or decreases in financing costs and other adjustments related to the acquisitions and dispositions of Blue Circle. The pro-forma adjustments reflect the effects of the following acquisitions:

- acquisition of the Egyptian entity APCC in January 2000,
- acquisition of the Greek entities Heracles/Halkis in April 2000,
- increase in ownership in the Nigerian entities Wapco and Ashaka in April 2000,
- and the minority interests acquisition in Republic Cement Company in the Philippines in September 2001.

The pro forma adjustments also include the effects of the following disposals :
- Aalborg in July 2000,
- North American assets subject to regulatory rulings which were disposed of during the second half of 2001,
- and the real estate properties disposed of in the UK in 2000 and 2001.

The pro forma disclosures also reflect the amortization of acquisition goodwill and the effects of other adjustments and reclassifications necessary to present the historical accounts of Blue Circle on a basis consistent with the Company’s accounting policies.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed consolidated statements of income for the years ended December 31, 2002 and pro forma condensed consolidated statements of income for the years ended December 31, 2001 and December 31, 2000

	2002	Pro forma 2001 (1)	Pro forma 2000 (1)

	(in million euros, except per share data)

Sales	14,610	15,436	14,304
Depreciation	(969)	(1,074)	(1,030)

Operating income on ordinary activities	2,132	2,156	2,204
Gains on disposals, net/other income (expenses), net	(309)	114	27
Financial expenses, net	(521)	(752)	(713)
Income tax	(448)	(388)	(416)

Income before share of net income of equity affiliates, amortization of goodwill and minority interests	854	1,130	1,102
Share of net income of equity affiliates	33	8	56
Amortization of goodwill	(158)	(172)	(163)
Minority interests	(273)	(277)	(249)

Net income	456	689	746

Earnings per share (euros)	3.52	5.40	5.90
Diluted earnings per share (euros)	3.49	5.28	5.76

(1)	Unaudited

Additional information on the pro forma consolidated statement of income for the year ended December 31, 2001

	Lafarge historical 2001 (a)	Blue Circle historical (6 months period ended June 30, 2001) (1)	Pro forma adjustments (1)	Total Pro forma 2001 (1)

	(in million euros)

Sales	13,698	1,929	(191)	15,436
Depreciation	(928)	(134)	(12)	(1,074)
Share of operating income on ordinary activities of equity affiliates	—	8	(8)	—

Operating income on ordinary activities	1,934	291	(69)	2,156
Gains on disposals, net/other income (expenses), net	122	—	(8)	114
Financial expenses, net	(544)	(119)	(89)	(752)
Income tax	(368)	(50)	30	(388)

Income before share of net income of equity affiliates, amortization of goodwill and minority interests	1,144	122	(136)	1,130
Share of net income of equity affiliates	18	—	(10)	8
Amortization of goodwill	(142)	—	(30)	(172)
Minority interests	(270)	(11)	4	(277)

Net income	750	111	(172)	689

(a)  Revised for the change in presentation of equity affiliates (Note 4)

(1)  Unaudited

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Additional information on the pro forma consolidated statement of income for the year ended December 31, 2000

	Lafarge Historical 2000 (a)	Blue Circle Historical 2000 (2)	Pro forma adjustments (1)	Effect of the disposal of the majority portion of the Specialty Products segment	Total pro forma 2000 (1)

	(in million euros)

Sales	12,216	3,490	(335)	(1,067)	14,304
Depreciation	(788)	(254)	(21)	33	(1,030)
Share of operating income on ordinary activities of equity affiliates	—	38	(38)	—	—

Operating income on ordinary activities	1,804	573	(48)	(125)	2,204
Gains on disposals, net/other income (expenses), net	29	1	65	(68)	27
Financial expenses, net	(468)	(171)	(78)	4	(713)
Income tax	(356)	(148)	62	26	(416)

Income before share of net income of equity affiliates, amortization of goodwill and minority interests	1,009	255	1	(163)	1,102
Share of net income of equity affiliates	50	—	(8)	14	56
Amortization of goodwill	(120)	—	(55)	12	(163)
Minority interests	(213)	(30)	(6)	—	(249)

Net income	726	225	(68)	(137)	746

(a)  Revised for the change in presentation of equity affiliates (Note 4)

(1)  Unaudited
(2)  As published

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 6 – Gains on Disposals, Net

Components of gains on disposals are as follows:

	Years ended December 31,

	2002	2001 (a)	2000 (a)

	(in million euros)
Gain on disposals of consolidated subsidiaries, net	24	44	120
Gain on sale of shares in listed companies, net	—	205	106
Gain on sale of other long-term assets, net	192	25	46

Gains on disposals, net	216	274	272

(a)   Revised for the change in presentation of equity affiliates (Note 4)

Note 7 – Other Income (Expenses), Net

Components of other income (expenses) are as follows:

	Years ended December 31,

	2002	2001 (a)	2000 (a)

	(in million euros)
Restructuring costs	(89)	(69)	(44)
Depreciation	(47)	(33)	(63)
Other expenses, net	(389)	(50)	(136)

Other income (expenses), net	(525)	(152)	(243)

(a)   Revised for the change in presentation of equity affiliates (Note 4)

Depreciation consists principally of increases to depreciation expense resulting from revisions in depreciable lives to reflect changes in operating lives of assets including changes due to planned replacements of assets.

In 2002, “Other expenses, net” includes a provision of 300 million euros related to the risk arising from the “competition” litigation risk (Note 28 – Litigations).

In 2000, “Other expenses, net” includes non-capitalizable costs, totaling approximately 91 million euros, associated with the initial tender offer to acquire the shares of Blue Circle. These non-capitalizable costs include non-refundable fees incurred for financing never utilized, the cost of foreign currency exchange contracts and other indirect costs related to acquiring the Blue Circle shares.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 8 – Financial Expenses, Net

Components of financial expenses are as follows:

	Years ended December 31,

	2002	2001 (a)	2000 (a)

	(in million euros)
Interest income	103	116	91
Interest expense	(571)	(647)	(556)

Net interest (expense) income	(468)	(531)	(465)
Other financial expenses, net	(53)	(13)	(3)

Financial expenses, net	(521)	(544)	(468)

(a)   Revised for the change in presentation of equity affiliates (Note 4)

Interest expense is reported net of capitalized interest costs for construction projects of 40 million euros in 2002,16 million euros in 2001 and 12 million euros in 2000.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 9 – Income Tax and Deferred Income Taxes

The income tax expense for the year is equal to the amount paid or payable in the short term to the tax authorities in respect of the financial year, in accordance with currently applicable tax rules and rates in the various countries, taking into account the taxation regime described below.

Pursuant to the provisions of the French Tax Code (Article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities, the parent company files a world-wide consolidated tax return. This regime provides that the basis for income tax computation of the parent company is not limited to French consolidated subsidiaries but also applies to foreign entities in which Lafarge owns more than 50%. Under this provision, the parent company's consolidated taxable income is calculated based upon the rules of French Tax Law for its operations in France as well as those of its greater than 50% owned foreign subsidiaries.

Within certain limits, the French Tax Code allows for the reduction of the taxable income of profitable companies by the offsetting of taxable losses of other entities. French income tax payable, as determined by the method described above, allows for the application of foreign taxes, due in local jurisdictions and related to greater than 50% owned foreign entities, to be applied as a credit to income taxes due in France. This tax agreement covers the years presented and expires on December 31, 2003.

(a)	Cumulative effect of change in accounting for deferred taxes

As discussed in Note 2(t), effective January 1, 2000, the Company changed its method of accounting for income taxes from the partial allocation method to the balance-sheet liability method. Prior years’ financial statements have not been revised to apply the new method.

As a result of adoption, the Company decreased retained earnings by 759 million euros, representing the cumulative effect of the change for years prior to January 1, 2000.

(b)	Income tax

Components of the income tax are as follows:

	Years ended December 31,

	2002	2001 (a)	2000 (a)

	(in million euros)
Current income tax	346	367	321
French companies	34	12	36
Foreign companies	312	355	285

Deferred income tax	102	1	35
French companies	15	58	(2)
Foreign companies	87	(57)	37

Income tax	448	368	356

(a) Revised for the change in presentation of equity affiliates (Note 4)

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c)	Deferred tax assets and liabilities

Components of the deferred tax balances are as follows:

	At December 31,

	2002	2001	2000

	(in million euros)
Pensions and other post-retirement benefits	177	99	137
Property, plant and equipment	361	409	99
Provisions and other current liabilities	195	171	67
Restructuring provisions	61	23	16
Net operating loss carryforwards	196	176	—

Deferred tax assets	990	878	319

Property, plant and equipment	1,522	1,509	891
Prepaid pension assets	205	169	105
Other, net	242	137	133

Deferred tax liabilities	1,969	1,815	1,129

Net deferred tax liabilities	979	937	810

(d)	Effective tax rate

A reconciliation of the world-wide tax consolidation rate to the Company’s effective tax rate is as follows:

	Years ended December 31,

	2002	2001 (a)	2000 (a)
	%	%	%

World-wide tax consolidation rate	33.3	33.3	33.3
Capital gains taxed at a reduced rate	(1.3)	(4.9)	(5.8)
Provision for “Competition” litigation risk	7.6	—	—
Effect of foreign tax rate differentials	—	0.8	1.5
Changes in enacted tax rates in France and Germany (in 2000) and Canada (in 2001)	—	(1.0)	(2.7)
Change in valuation allowance on deferred tax assets	(1.8)	—	—
Other	(3.4)	(3.9)	(0.2)

Effective tax rate	34.4	24.3	26.1

(a) Revised for the change in presentation of equity affiliates (Note 4)

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 10 – Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year adjusted to include any dilutive potential common shares.

Potential common shares include share options, warrants, and convertible securities issued by the Company on its own common shares.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Years ended December 31,

	2002	2001	2000

Numerator (in million euros)

Net income	456	750	726

Interest expense on convertible debt (OCEANE)	—	23	—

Adjusted net income	456	773	726

Denominator (share amounts)

Weighted average number of shares outstanding	129,629,000	125,616,000	107,098,000

Effect of dilutive securities – stock options	918,000	1,241,000	726,000
Effect of dilutive securities – stock subscription warrants	—	100,000	777,000
Effect of dilutive securities – convertible debt (OCEANE)	—	5,118,000	—

Total potential dilutive shares	918,000	6,459,000	1,503,000

Weighted average number of shares outstanding – fully diluted	130,547,000	132,075,000	108,601,000

Basic earnings per share (euros)	3.52	5.97	6.78

Diluted earnings per share (euros)	3.49	5.85	6.69

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 11 – Goodwill and Intangible Assets, Net

(a)	Changes in goodwill, net

	2002	2001	2000

	(in million euros)
Goodwill, net, at January 1	4,974	2,820	3,157
Amortization	(158)	(142)	(120)
Additions	145	2,284	309
Disposals	(35)	(6)	(185)
Acquisition adjustments	134	(14)	(352)
Translation adjustments	(427)	32	11

Goodwill, net, at December 31	4,633	4,974	2,820

The acquisition adjustments include the adjustments which arise from the finalization of the purchase price allocation to the fair value of acquired assets and liabilities assumed on business combinations.

Goodwill recognized before January 1, 1989 was written off against retained earnings. The analysis of the residual net amount of this goodwill had it been recorded in the balance sheet and subsequently amortized, is as follows:

	2002	2001	2000

	(in million euros)
Goodwill, net, at January 1	63	66	79
Amortization	(3)	(3)	(3)
Disposals	—	—	(10)

Goodwill, net, at December 31	60	63	66

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(b)	Changes in intangible assets, net

	Market share and trademarks	Other	Total

	(in million euros)
At January 1, 2000	877	343	1, 220
Additions	76	79	155
Disposals	(52)	(28)	(80)
Other changes	9	(25)	(16)
Translation adjustments	(7)	5	(2)

At December 31, 2000	903	374	1, 277
Accumulated amortization	—	(150)	(150)

Net book value at December 31, 2000	903	224	1, 127

At January 1, 2001	903	374	1,277
Additions	2,070	100	2,170
Disposals	(1)	(24)	(25)
Other changes	(13)	32	19
Translation adjustments	(10)	4	(6)

At December 31, 2001	2,949	486	3,435
Accumulated amortization	—	(210)	(210)

Net book value at December 31, 2001	2,949	276	3,225

At January 1, 2002	2,949	486	3,435
Additions	6	52	58
Disposals	(58)	(56)	(114)
Other changes	(42)	6	(36)
Translation adjustments	(252)	(33)	(285)

At December 31, 2002	2,603	455	3,058
Accumulated amortization	—	(223)	(223)

Net book value at December 31, 2002	2,603	232	2,835

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c)	Acquisitions

•	Acquisition of Kedah Cement Group

In December 2002, the Company through its 60.83% owned subsidiary Malayan Cement Berhad (MCB), acquired the remaining 22.59% equity interest in the Kedah Cement group not already owned by MCB, for approximately 57 million euros. Kedah Cement is a group based in Malaysia and engaged in the production of cement.

This transaction has been accounted for using the purchase method of accounting. The resulting goodwill arising from this transaction was 37 million euros.

•	Acquisition of Cementia Holding AG minorities

In May 2002, Lafarge proposed to acquire the residual 2.95% interest in the shares of its subsidiary Cementia Holding AG, a Swiss publicly-traded company, pursuant to an offer to exchange shares and a minority interest buyout as required by Swiss law. The Company issued 453,838 new shares, with a fair value of 49 million euros for all the outstanding shares. As a consequence, the Company owns 100% of Cementia Holding AG shares as of December, 31 2002.

This transaction has been accounted for using the purchase method of accounting. The resulting goodwill arising from this transaction was 19 million euros.

•	Acquisition of Cementarna Trbovlje

In April and November 2002, our wholly owned Austrian subsidiary, Lafarge Perlmooser acquired an additional 76.9% of Cementarna Trbovlje, increasing its interest to 99.80%. The purchase price totaled 40 million euros.

This transaction has been accounted for using the purchase method of accounting. The purchase price, at December 31, 2002, has been allocated as follows (in million euros):

Purchase price	40
Fair value of the net assets acquired	39

Goodwill, net	1

•	Acquisition of Beocinska Fabrika Cementa

In April 2002, in connection with the Serbian government’s privatization policy, the Company acquired a 69.4% interest in the Beocinska Fabrika Cementa company for 60 million euros.

This transaction has been accounted for using the purchase method of accounting. The purchase price, at December 31, 2002, has been allocated as follows (in million euros):

Purchase price	60
Fair value of the net assets acquired	12

Goodwill, net	48

Subsequently to the acquisition, the Company sold 49.98% of its interest in 2002. The Company’s indirect ownership interest at December 31, 2002 is 34.72%.

•	Acquisition of PT Semen Andalas Indonesia

In January 2002, the Company acquired for approximately 11 million euros, an additional 12.33% interest in PT Semen Andalas Indonesia, a company based in Indonesia and engaged in the production of cement. Previously, the Company held an 87.66% interest in PT Semen Andalas Indonesia. Following the transaction, the Company’s interest increased to 99.99%.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

This transaction has been accounted for using the purchase method of accounting. The resulting goodwill arising from this transaction was 7 million euros.

•	Acquisition of Continental Gypsum

In January 2002, Lafarge North America acquired Continental Gypsum. Continental Gypsum is an independent drywall manufacturer, based in Newark, New Jersey. The purchase price for the Continental Gypsum plant and other assets was approximately 32 million euros.

This transaction has been accounted for using the purchase method of accounting. The purchase price, at December 31, 2002, has been allocated as follows (in million euros):

Purchase price	32
Fair value of the net assets acquired	20

Goodwill, net	12

•	Acquisition of Blue Circle Industries Plc

On July 11, 2001, pursuant to a merger agreement between the Company and the Board of Directors of Blue Circle Industries Plc (BCI) dated January 8, 2001, which was approved by the shareholders of Blue Circle on February 19, 2001, and after the completion of regulatory approvals in Europe and North America, the Company consummated the acquisition of Blue Circle, an international producer of cement and related construction materials headquartered and publicly listed in the United Kingdom.

The Company initiated this acquisition when it acquired approximately 20% of the common stock of Blue Circle, in April 2000, through an unsolicited tender offer which was subsequently rejected by the shareholders of Blue Circle. In conjunction with that offer, Dresdner Bank (“Dresdner”) acquired, for its own account, approximately 10% of BCI’s outstanding common stock. Based upon a contractual agreement between the Company and Dresdner, any profits resulting from Dresdner’s disposal of its holding in BCI’s common stock were to be shared between Dresdner and the Company.

Total consideration for the acquisition of Blue Circle amounted to 5,322 million euros at December 31, 2002 (5,280 million euros at December 31, 2001). It mainly includes:
– the shares acquired in 2000 for 1,022 million euros,
– the shares acquired in 2001 for 3,804 million euros (net of cash acquired),
– the cash acquired for 248 million euros,
– additional minority interests acquisition for 147 million euros

It was substantially financed from the proceeds of the February 9, 2001 rights offering (Note 20 (b)), the issuance of a convertible note (Note 25), the Company’s short term credit facilities and short term borrowings.

The acquisition was accounted for using the purchase method of accounting with the results of operations of BCI, other than those entities referred to below, included in the Company’s consolidated statements of income from the date of acquisition.

As a consequence of the regulatory approval process in North America, the Company was required by the Canadian Competition Bureau and by the U.S. Federal Trade Commission to dispose of certain Blue Circle operations in Canada and in the United States, primarily in the Great Lakes region. The Company, for accounting purposes, has treated these assets as held for sale from the date of acquisition. The results of operations associated with these entities, for the period from acquisition to disposal, are not reflected in the Company’s consolidated income statement.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The carrying value of these assets on acquisition was recorded at an amount which reflected the expected proceeds of disposition after taking into consideration the net effect of operations during the hold period and interest costs associated with the incremental borrowings related to the acquisition of these entities. As a consequence of the above accounting, no gain or loss was recorded on the disposal of these operations subsequent to the acquisition date. These dispositions have resulted in net proceeds to the Company of 882 million euros which was used to reduce the Company debt at December 31, 2001.

All required dispositions resulting from the rulings of the Canadian and American regulatory authorities were completed as of December 31, 2001.

Restructuring provision

Management has adopted formal plans to reduce the capacity of specific operations acquired as well as its own operations. These costs most significantly relate to impairment charges, employee relocation and severance, facility closure costs, and contract terminations. In some regions, the acquisition resulted in overcapacity for the combined entities. In order to reduce overcapacity, some plants owned by the Company before the acquisition were closed. Future costs associated with the cessation of these activities are recorded as obligations related to the acquisition and included in the cost of acquisition.

Purchase price allocation

In 2002, the Company finalized the allocation of the purchase price. The purchase price has been allocated as follows (in million euros):

	At December 31,

	2001	Variation	2002

Purchase price	5,280	42	5,322
Intangible assets (Market share)	(1,995)	—	(1,995)
Property, plant and equipment	(5,445)	(189)	(5,634)
Inventories, net	(464)	18	(446)
Accounts receivable-trade, net	(738)	22	(716)
Other receivables	(201)	7	(194)
Cash and cash equivalents	(248)	—	(248)
Minority interests	635	(80)	555
Provisions	761	224	985
Long term debt	746	—	746
Accounts payable, trade	381	8	389
Other payables	627	76	703
Current liabilities	2,737	—	2,737
Fair value of the net assets acquired	(3,204)	86	(3,118)

Goodwill, net	2,076	128	2,204

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

•	Acquisition of Cementos El Monte

On September 8, 2001, the Company acquired 100% of Cementos El Monte for a total consideration of 43 million euros. The company owns grinding plants in the South of Spain. Cementos El Monte is fully consolidated since September 8, 2001.

Cementos El Monte has been accounted for using the purchase method of accounting. The purchase price, at December 31, 2001, has been allocated as follows (in million euros):

Purchase price	43
Fair value of the net assets acquired	(15)

Goodwill	28

In conjunction with a disposal plan the Company sold its entire interest in Cementos El Monte in December 2002.

•	Acquisition of Kloeber

On September 4, 2001, the Company announced the acquisition of the Kloeber Group, a German manufacturer of roofing components. Kloeber owns two plants in Germany, a joint venture in South Africa and distribution channels in various European countries. The purchase price totaled 16 million euros.

This transaction has been accounted for using the purchase method of accounting. The purchase price, at December 31, 2001, has been allocated as follows (in million euros):

Purchase price	16
Fair value of the net assets acquired	(6)

Goodwill	10

•	Acquisition of Pan African Cement Limited

At the end of April 2001, the Company acquired, jointly with Blue Circle Industries, 100% of Pan African Cement Ltd (PAC). PAC owns 84% of Chilanga Cement in Zambia, 75.2% of Portland Cement in Malawi and 63% of Mbeya Cement in Tanzania. These three companies are fully consolidated since April 2001 and have been accounted for using the purchase method of accounting.

The purchase price, at December 31, 2001, has been allocated as follows (in million euros):

Purchase price	52
Fair value of the net assets acquired	(23)
Market share	(23)

Goodwill	6

•	Acquisition of the Cement division of Raymond Limited

On August 26, 2000, the Company signed an agreement with Raymond Ltd, to acquire a cement plant located in the East of India. The acquisition of 65.26% became effective on January 22, 2001 for a total consideration of 112 million euros.

Raymond is fully consolidated since January 2001. This transaction has been accounted for using the purchase method of accounting. The purchase price, at December 31, 2001, has been allocated as follows (in million euros):

Purchase price	112
Fair value of the net assets acquired	(72)
Market share	(37)

Goodwill	3

On December 31, 2001, the Company has increased its interests in Raymond assets (merged with Tisco assets) to 73.13%. This additional acquisition has resulted in a goodwill of 12 million euros.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

•	Acquisition of the Warren Paving Materials Group Limited ("Warren")

In October 2000, the Company acquired Warren, a Kilmer Van Nostrand Co. Limited's wholly owned subsidiary, for a total consideration of 280 million euros in cash and preferred stock. Warren is a supplier of construction aggregates and provides asphalt and paving services in five Canadian provinces.

This transaction has been accounted for using the purchase method of accounting.

The purchase price, at December 31, 2001, has been allocated as follows (in million euros):

Purchase price	280
Property, plant and equipment	(173)
Working capital	(44)
Long-term liabilities	48

Goodwill	111

•	Acquisition of Presque Isle Corporation

In June, 2000, the Company, through its 54% owned subsidiary Lafarge North America, formerly Lafarge Corporation, acquired 100% of Presque Isle Corporation, a Michigan-based company engaged in the production of aggregates for a total cash consideration of approximately 67 million euros.

This transaction has been accounted for using the purchase method of accounting.

The purchase price, at December 31, 2001, has been allocated as follows (in million euros):

Purchase price	67
Property plant and equipment	(40)
Working capital	16
Long term liabilities	6

Goodwill	49

•	Acquisition of La Habra Products

In June 2000, the Company acquired 100% of La Habra Products a company based in the United States engaged in the production of stucco products. Total cash consideration was 26 million euros. The Company has accounted for this transaction using the purchase method of accounting. The allocation of the purchase price resulted in a step-up primarily to fixed assets of 8 million euros and a goodwill of 13 million euros. Since the majority of the Specialty Products Division was sold on December 2000, the Company has no majority interests.

•	Acquisition of Baldini

In March 2000, the Company acquired 100% of Baldini, a company based in Italy engaged in the production of paint products. The total cash consideration was 19 million euros. The Company has accounted for this transaction using the purchase method of accounting. The purchase price allocation resulted in 8 million euros being allocated to trademarks not previously valued and 11 million euros to goodwill. Since the majority of the Specialty Products Division was sold on December 2000, the Company has no majority interests.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

•	Acquisition of Beni Suef Cement Company

In February, 2000, the Company acquired for cash consideration of approximately 15 million euros, an additional 9.5% interest in the former Beni Suef cement facilities, following a former acquisition of shares made jointly with the cement Greek group Titan, for cash consideration of approximately 57 million euros. In July 1999, the Company's share of this investment increased to 47.5% and was subsequently accounted for on the proportionate consolidation method.
This transaction has been accounted for using the purchase method of accounting.
The purchase price, at December 31, 2001, has been allocated as follows (in million euros):

Purchase price	72
Market share	(60)
Property, plant and equipment	(71)
Debt	94
Working capital	(16)
Cash and cash equivalents	(20)
Provisions	1

Goodwill	—

•	Acquisition of RH Cement Corporation renamed Lafarge Halla Cement

In January, 2000, the Company acquired for a total cash consideration of approximately 110 million euros, 39.9 % of RH Cement Corporation, a company based in Korea and engaged in the production of cement. Lafarge Halla Cement is consolidated under the proportionate consolidation method.

This transaction has been accounted for using the purchase method of accounting.

The allocation of the purchase price to the individual assets and liabilities purchased resulted in a step-up primarily to fixed assets of 96 million euros. The Company did not record an asset for market share or goodwill in connection with this acquisition.

•	Other acquisitions

In addition to the acquisitions described separately in this Note, several other relatively minor acquisitions in all of the Company’s segments were consummated in 2002, 2001 and 2000. All such acquisitions were accounted for using the purchase method of accounting. The aggregate cost of these acquisitions was 88 million euros, 377 million euros and 83 million euros in 2002, 2001 and 2000, respectively.

(d)	Pro forma information

The table below reflects unaudited pro forma combined results of the Company as if acquisitions had taken place at the beginning of each period presented:

	Years ended December 31,

	2002	2001

	(in million euros except per share data)
Sales	14,617	15,520
Net income	455	687
Earnings per share	3.51	5.47
Diluted earning per share	3.49	5.20

The pro-forma results are for illustrative purposes only and are not necessarily indicative of the operating results that would have occurred had the business acquisitions been consummated at that date, nor are they necessarily indicative of future operating results.

A detailed presentation of Blue Circle pro forma information is included in Note 5.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 12 – Property, Plant and Equipment, Net

(a)	Changes in property, plant and equipment

	Mineral reserves and land	Buildings	Machinery, equipment, fixtures and fittings	Construction in progress	Total

	(in million euros)
At January 1, 2000	1,569	2,328	9,268	718	13,883
Additions	61	250	332	583	1,226
Disposals	(21)	(44)	(270)	(12)	(347)
Change in scope of consolidation	144	(37)	192	(26)	273
Other changes	45	118	338	(473)	28
Translation adjustments	28	28	157	13	226

At December 31, 2000	1,826	2,643	10,017	803	15,289
Accumulated depreciation	(200)	(1,025)	(5,182)	—	(6,407)

Net book value at December 31, 2000	1,626	1,618	4,835	803	8,882

At January 1, 2001	1,826	2,643	10,017	803	15,289
Additions	55	62	561	845	1,523
Disposals	(72)	(68)	(474)	(20)	(634)
Change in scope of consolidation	369	699	4,252	684	6,004
Other changes	46	(99)	678	(652)	(27)
Translation adjustments	20	18	(1)	(5)	32

At December 31, 2001	2,244	3,255	15,033	1,655	22,187
Accumulated depreciation	(269)	(1,503)	(7,058)	(4)	(8,834)

Net book value at December 31, 2001	1,975	1,752	7,975	1,651	13,353

At January 1, 2002	2,244	3,255	15,033	1,655	22,187
Additions	17	39	240	801	1,097
Disposals	(90)	(133)	(496)	(3)	(722)
Change in scope of consolidation	(9)	10	(148)	(1)	(148)
Other changes	84	206	1,089	(1,263)	116
Translation adjustments	(276)	(311)	(1,504)	(211)	(2,302)

At December 31, 2002	1,970	3,066	14,214	978	20,228
Accumulated depreciation	(280)	(1,486)	(6,776)	(19)	(8,561)

Net book value at December 31, 2002	1,690	1,580	7,438	959	11,667

(b)	Depreciation of property, plant and equipment

Depreciation on property plant and equipment is as follows:

	Years ended December 31,

	2002	2001	2000

	(in million euros)
Depreciation	897	857	741
Impairment charges	48	26	23

Total	945	883	764

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c)	Capital leases

The gross value of property, plant and equipment includes 21 million euros, 37 million euros and 41 million euros of assets under capital leases for the years ended December 31, 2002, 2001 and 2000, respectively. The remaining obligations on such assets total 14 million euros, 20 million euros and 22 million euros for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 13 – Investments in Equity Affiliates

(a)	Changes in the balance of equity affiliates

	2002	2001	2000

	(in million euros)

Balance of equity affiliates at January 1	439	420	333
Share in net income of affiliates	33	18	50
Dividends received from equity affiliates	(16)	(20)	(15)
New investments or share capital increases	88	42	32
Disposals and reduction in ownership percentage	(22)	1	(1)
Change from equity method to consolidation	(20)	—	(28)
Change from consolidation method to equity	—	—	39
Other changes (*) (including translation adjustments)	150	(22)	10

Balance of equity affiliates at December 31	652	439	420

(*) Includes 240 million euros generated by BCI opening balance sheet finalization

(b)	Summarized combined balance sheet and income statement information of equity affiliates

Combined balance sheet information

		At December 31,

	2002				2001			2000

					(in million euros)

	Total	Of which Molins	Of which Materis	Of which Tong Yang	Total	Of which Molins	Of which Materis	Total	Of which Molins	Of which Materis

Long-term assets	3,802	318	565	1,159	2,341	348	606	2,272	340	594
Current assets	1,656	367	477	189	1,691	322	598	1,772	325	795

Total assets	5,458	685	1,042	1,348	4,032	670	1,204	4,044	665	1,389

Total equity	2,182	338	173	488	1,323	384	181	1,389	389	182
Long-term liabilities	2,061	164	614	765	1,539	81	719	964	100	163
Current liabilities	1,215	183	255	95	1,170	205	304	1,691	176	1,044

Total shareholders’ equity and liabilities	5,458	685	1,042	1,348	4,032	670	1,204	4,044	665	1,389

Combined income statement information

	Years ended December 31,

	2002	2001	2000

	(in million euros)
Sales	3,504	3,030	1,708
Operating income on ordinary activities	452	372	254
Operating income	405	324	193
Net income	86	54	135

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 14 – Other Investments

Components of other investments are as follows:

	At December 31,

	2002	2001	2000

	(in million euros)

Blue Circle (1)	—	—	1,031
Cimpor	319	317	311
Other investments in non-consolidated companies	143	354	264
Long-term equity investments	—	—	110

Total	462	671	1,716

(1) Notes 5 and 11 (c)

(a)	Cimpor

At December 31, 2002, Lafarge owns 13,433,000 shares of the Portuguese cement producer Cimpor, which represents 9.99% of its common shares. The market value of these shares amounted to 215 million euros based upon the stock market price at December 31, 2002.

(b)	Long term equity investments

Long-term equity investments represent interests of between 0.5% and 3% in several listed companies. Changes in the balance of long-term equity investments are as follows:

	Gross book value	Net book value	Net realizable value

	(in million euros)
At January 1, 2000	120	120	197
Net disposals	(10)	(10)	(41)
Change in net realizable value	—	—	18

At December 31, 2000	110	110	174
Net disposals	(110)	(110)	(315)
Change in net realizable value	—	—	141

At December 31, 2001	—	—	—

At December 31, 2002	—	—	—

Note 15 – Long Term Receivables

	At December 31,

	2002	2001	2000

	( in million euros)
Prepaid pension expenses	617	653	351
Other	302	247	138

Long term receivables	919	900	489

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 16 – Inventories

Components of inventories are as follows:

	At December 31,

	2002	2001	2000

	(in million euros)
Raw materials	327	473	288
Work-in-progress	178	303	71
Finished and semi-finished goods	632	556	638
Maintenance and operating supplies	611	609	397

Inventories, gross	1,748	1,941	1,394
Valuation allowance	(157)	(165)	(85)

Inventories, net	1,591	1,776	1,309

Note 17 – Accounts Receivable-Trade, Net

Components of accounts receivable-trade, net are as follows:

	At December 31,

	2002	2001	2000

	(in million euros)
Accounts receivable-trade	2,019	2,451	1,628
Valuation allowance	(203)	(221)	(133)

Accounts receivable-trade, net	1,816	2,230	1,495

The change in the valuation allowance for doubtful receivables is as follows:

	2002	2001	2000

	(in million euros)
At January 1	(221)	(133)	(142)
Current year addition	(105)	(90)	(76)
Current year release	77	56	65
Cancellation	22	12	5
Other changes	—	(65)	17
Translation adjustments	24	(1)	(2)

At December 31	(203)	(221)	(133)

In January 2000, the Company entered into multi-year securitization agreements with respect to trade receivables, without recourse. Accounts receivable are presented net of securitized receivables of 399 million euros, 438 million euros and 410 million euros at December 31, 2002, 2001 and 2000, respectively.

The agreements are guaranteed by subordinated deposits classified in long-term receivables for 85 million euros, 125 million euros and 66 million euros at December 31, 2002, 2001 and 2000, respectively.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 18 – Other Receivables

Components of other receivables are as follows:

	At December 31,

	2002	2001	2000

	(in million euros)
Other taxes	202	216	178
Prepaid expenses	93	92	74
Interest receivables	10	37	47
Other current receivables	650	788	600

Other receivables	955	1,133	899

Note 19 – Cash and Cash Equivalents

In order to give a true and fair view of the accounts, in accordance with Article L. 123-14 (formerly Art. 9) of the French Commercial Code for the year ended December 31, 2000, the Company included in cash and cash equivalents a receivable of 667 million euros representing the cash received on January 22, 2001, related to the sale of the major part of the Specialty Products Division. The agreement between the Company and the counterpart to the sale was effectively a note with a 30-day maturity period. Due to the imminent maturity of the note, the Company believes that the presentation as a cash equivalent more accurately depicts its financial position at December 31, 2000. This presentation is consistent with that of previous major acquisitions occurring immediately prior to and after the end of the Company’s year.

<<<<<<

Back to Contents
LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 20 – Shareholders’ Equity

(a)	Common stock

At December 31, 2002, Lafarge common stock comprised 132,880,433 shares with a stated value of 4 euros each. At December 31, 2002, voting rights attributed to the outstanding shares totaled 141,566,324 , after inclusion of the double voting rights attached to registered shares held at least two years and cancellation of the voting rights associated with treasury stock.

(b)	Stock rights issue

On June 11, 2002, the Company issued 708,718 shares pursuant to its employee stock purchase plan. Proceed totaled approximately 45 million euros, net of issuance costs.

On February 9, 2001, the Company issued stock rights in a 1 for 8 underwritten rights offering to shareholders at a price of 80 euros per share. These rights were subsequently converted to 14,110,592 shares. The total proceeds from this offering, net of issuance costs, approximated 1,113 million euros.

(c)	Warrants

At December 31, 2000, the Company had 8,279,784 warrants outstanding. These warrants resulted from the issuance, on March, 20, 2000, of debt redeemable in shares. The warrants were convertible into common stock of the Company at a conversion ratio of 4 warrants per common share and expired on March 20, 2001. The warrants were converted into approximately 2,098,811 common shares.

(d)	Public exchange offer Cementia

On May 14, 2002 , the Company tendered a public exchange offer for all the outstanding shares of its Swiss publicly-traded subsidiary Cementia Holding AG. The offer consisted of exchange of 1 share or 1 warrant for 11 shares of the Company.

The offer resulted in the issuance of 401,775 Lafarge shares at 104.94 euros each, with a total market value of approximately 42.2 million euros.

Following the public exchange offer and in accordance with the Swiss law, the company initiated a minority interest buyout to acquire the remaining outstanding shares.
As a result, 52,063 additional shares were issued with a total market value of approximately 5.5 million euros.

Note 21 – Minority Interests

	2002	2001	2000

	(in million euros)
At January 1	2,551	1,707	1,598
Share of net income	273	270	213
Translation adjustments	(368)	16	61
Dividends paid	(91)	(65)	(60)
Other changes	(210)	623	(41)
Effect of the change in accounting for deferred taxes	—	—	(64)

At December 31	2,155	2,551	1,707

Note 22 – Other Equity

Other equity includes investment subsidies.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 23 – Provisions

(a)	Changes in the balance of provisions

	Pensions and other post-retirement benefits	Restructuring provisions	Site restoration and environmental provisions	Other provisions	Total

	(in million euros)
At January 1, 2000	587	95	190	296	1,168
Current year addition, net	74	28	22	79	203
Current year release	(56)	(52)	(32)	(77)	(217)
Other changes	(19)	27	9	40	57
Translation adjustments	13	3	1	—	17

At December 31, 2000	599	101	190	338	1,228

Current year addition, net	88	39	42	136	305
Current year release	(80)	(148)	(42)	(217)	(487)
Other changes	164	219	(8)	259	634
Translation adjustments	7	—	2	(1)	8

At December 31, 2001	778	211	184	515	1,688

Current year addition, net	105	45	46	395	591
Current year release	(95)	(179)	(37)	(86)	(397)
Other changes	8	94	28	61	191
Translation adjustments	(74)	(17)	(16)	(44)	(151)

At December 31, 2002	722	154	205	841	1,922

(b)	Pension plans, end of service benefits and other post retirement benefits

The Company sponsors both defined benefit and defined contribution plans, in accordance with local legal requirements and each specific subsidiaries benefit policies.

For defined contribution plans, the Company’s obligations are limited to periodic payments to third party organizations, which are responsible for the financial and administrative management of the funds.

Only defined benefit plans create future obligations for the Company. Defined benefit pension plans and end of service benefits constitute 93% of the Company’s post-retirement obligations while the remaining 7% relates to other post retirement benefits mainly post employment medical plans. For these plans, the Company’s obligations are estimated with the assistance of independent actuaries using assumptions, which may vary over time. The obligations related to these plans are often funded through Company and employee contributions to third party legal entities and are then invested in equity and bond portfolios, which are subject to fluctuations in the financial markets.

The following schedule shows the accounting treatment for defined benefit pension plans and end of service benefits under the column “pension benefits” and the accounting treatment for other post retirement benefits under the column “other benefits”.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	At December 31,

	Pension benefits			Other Benefits			Total

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	(in million euros)
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION CONSIST OF
Prepaid pension asset	617	653	351	—	—	—	617	653	351
Accrued pension liability	(478)	(511)	(374)	(244)	(267)	(225)	(722)	(778)	(599)
Net amount recognized at end period	139	142	(23)	(244)	(267)	(225)	(105)	(125)	(248)

COMPONENTS OF NET PERIODIC PENSION COST
Prior service cost	98	92	52	8	6	5	106	98	57
Interest cost	226	186	115	19	16	14	245	202	129
Expected return on plan assets	(281)	(247)	(154)	—	—	—	(281)	(247)	(154)
Amortization of prior service cost	3	2	2	(1)	—	(1)	2	2	1
Amortization of transition (asset) obligation	1	1	1	—	—	—	1	1	1
Amortization of actuarial (gain) loss	7	(4)	(8)	1	—	—	8	(4)	(8)
Actuarial (gain) loss	10	(2)	3	1	6	(7)	11	4	(4)
Special termination benefits	1	5	—	—	—	—	1	5	—
Curtailment (gain) loss	—	—	(1)	—	—	—	—	—	(1)
Settlement (gain) loss	(5)	—	(3)	—	—	—	(5)	—	(3)
Divestitures	—	(2)	—	(1)	—	—	(1)	(2)	—
Net periodic pension cost	60	31	7	27	28	11	87	59	18

CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at January 1	4,206	2,015	1,839	291	226	184	4,497	2,241	2,023
Foreign currency translations	(324)	83	35	(43)	10	10	(367)	93	45
Service cost	98	92	45	8	6	5	106	98	50
Interest cost	226	186	116	19	16	14	245	202	130
Employee contributions	11	10	6	—	—	—	11	10	6
Plan amendments	15	—	—	(1)	1	(1)	14	1	(1)
Curtailments	—	1	(1)	—	—	—	—	1	(1)
Settlements	(21)	—	(20)	—	—	—	(21)	—	(20)
Business combinations	3	2,024	38	5	23	18	8	2,047	56
Divestitures	—	(16)	(4)	—	—	—	—	(16)	(4)
Special termination benefits	1	5	—	—	2	—	1	7	—
Benefits paid	(236)	(182)	(102)	(19)	(20)	(15)	(255)	(202)	(117)
Actuarial (gain) loss	(87)	(12)	63	37	27	11	(50)	15	74
Projected benefit obligation at December 31	3,892	4,206	2,015	297	291	226	4,189	4,497	2,241

CHANGE IN PLAN ASSETS
Fair value of plan assets at January 1	3,842	2,008	1,959	2	2	2	3,844	2,010	1,961
Foreign currency translations	(309)	90	46	—	—	—	(309)	90	46
Actual return on plan assets	(396)	(274)	21	—	—	—	(396)	(274)	21
Employer contributions	105 (a)	54	25	19	20	—	124	74	25
Employee contributions	11	10	6	—	—	—	11	10	6
Benefits paid	(236)	(175)	(89)	(19)	(20)	—	(255)	(195)	(89)
Settlements	(21)	—	(17)	—	—	—	(21)	—	(17)
Business combinations	—	2,142	59	—	—	—	—	2,142	59
Divestitures	—	(9)	—	—	—	—	—	(9)	—
Administrative expenses	(5)	(4)	(2)	—	—	—	(5)	(4)	(2)
Fair value of plan assets at December 31	2,991	3,842	2,008	2	2	2	2,993	3,844	2,010

RECONCILIATION OF PREPAID (ACCRUED) BENEFIT COST
Funded status of the plan	(901)	(364)	(7)	(295)	(289)	(224)	(1,196)	(653)	(231)
Unrecognized actuarial (gain) loss	1,019	493	(33)	52	23	—	1,071	516	(33)
Unrecognized actuarial transition (asset) obligation	1	3	13	—	(1)	—	1	2	13
Unrecognized actuarial prior service cost	20	10	4	(1)	—	(1)	19	10	3

Prepaid (accrued) pension cost at December 31	139	142	(23)	(244)	(267)	(225)	(105)	(125)	(248)

(a)	including contributions paid in 2002 for the establishment of a separate legal entity pension fund and annuity contracts in Spain for 39 million euros.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The primary assumptions made to account for pension and end of service benefits are as follows:

	USA			Canada			UK			Euro Zone (except France, Spain and Greece)			France			Spain			Greece

	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

		%			%			%			%			%			%			%
Discount Rate	6.80	7.75	7.75	6.35	6.50	6.95	5.75	5.50	5.50	5.50	5.75	6.00	5.50	5.75	6.00	5.50	5.75	6.00	5.75	6.25	*
Expected return rate on assets	9.00	9.00	9.00	9.00	9.00	9.00	7.50	7.50	7.50	7.00	8.00	*	5.82	5.82	4.50	4.85	5.75	5.50	*	*	*
Salary increase	4.00	4.50	4.50	3.50	3.50	3.50	4.25	4.50	5.00	2.00 to 3.50	2.00 to 3.50	2.50	2.00 to 3.50	2.00 to 3.50	2.50	2.40	2.40	2.40	4.25	4.75	*

* not applicable

For the year 2003, the expected return rates on assets are as follows:

USA	8.50%
Canada	8.50%
UK	7.00%
Euro zone	7.00%
France	5.82%
Spain	4.85%

The expected rates of investment return on pension assets and the discount rates used to calculate the Company’s pension related obligations are established in close consultation with independent advisors.

•	Pension Plans

The main defined benefit pension plans provided to employees by the Company are in the United Kingdom, North America (The United States of America and Canada) and Germany. The related pension obligations represent 67%, 20% and 5%, respectively, of the Company’s total defined benefit plan obligations.

In the United Kingdom, pension related obligations result primarily from three pension plans. Two of these plans result from the acquisition of Blue Circle Industries in 2001. Pension benefits generally incorporate linear formulas and are based upon employee’s final career pay and the length of employment with the Company. The resulting pension obligations are funded through employee and employer contributions to legally separate entities managed by representatives of both management of the Company and its employees. The contribution rate of both the Company and its employees are revised every three years by independent actuarial consultants. Funding of the obligation is based upon both local minimum funding requirements as well as long term funding objectives to settle the future statutory pension obligations. Historically, approximately 65% of the pension fund assets are invested in equity instruments based upon the fact that equities have historically provided a superior long-term rate of return, which is consistent with the long-term nature of the pension obligations. The residual 35% of these funds are invested in bond portfolios.

In the United States and Canada defined pension benefits are granted through various distinct plans. Contributions are based upon required amounts to fund the various plans as well as tax-deductible minimum and maximum amounts. At the end of 2002, in the United States, 70% of the pension fund assets were invested in equity instruments and 30% in bond portfolios and in Canada 55% were invested in equity instruments and 45% in bond portfolios.

For all funded plans in the United Kingdom and in North America, the recent poor performance of financial markets will result in a moderate increase in 2003 of approximately 25 million euros in the Company’s cash contributions.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In Germany, defined benefit pension plans are based upon the employees’ final career pay and the length of employment with the Company. German law does not require that pension obligations be funded through employer contributions to external third party funds. In case of corporate insolvency by an employer the employees’ vested benefits are guaranteed by an insurance fund sponsored by German companies with defined benefit pension plans. These defined benefit plans in Germany have been closed to new entrants since 2001. The Company now provides defined contribution pension arrangements to new employees who will be entitled to future pension benefits. Accordingly, the Company believes that the future amount of pension expense in Germany will progressively decline.

In conformity with the Company’s accounting policies, (Note 2 (o)) the difference between actual and expected returns on fund assets is treated as actuarial losses. At the end of 2002, these actuarial losses are particularly significant due to the recent poor performance of financial markets.

The losses in excess of the “10% corridor” will be amortized and reflected in the 2003 pension expense.

Should equity market markets improve the amount of actuarial losses to be recognized would reduce.

In 2003, pension expense is also expected to increase as a result of the decrease in fund assets at the end of 2002 and the downward revisions in actuarial assumptions related to expected return.

The Company expects that the pension expense for 2003 will increase by approximately 100 million euros with an unfavorable effect on net income of 55 million euros.

•	End of service benefits

End of service benefits are generally lump sum payments based upon an individual’s years of credited service and annual salary at retirement or termination of employment. The primary obligations for end of service benefits are in France, Italy, Greece and Chile.

•	Other post retirement benefits

In the United States and to some extent in France, certain subsidiaries provide healthcare and insurance benefits to retired employees. These obligations are not funded.

Note 24 – Other Payables

Components of other payables are as follows:

	At December 31,

	2002	2001	2000

	(in million euros)
Accrued payroll expenses	365	343	307
Accrued interest	223	263	209
Corporate income tax	332	453	140
Other taxes	230	138	96
Customer rebates and discounts	61	37	52
Other accrued liabilities	727	1,076	653

Other payables	1,938	2,310	1,457

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 25 – Debt

(a)	Analysis of debt by type

	At December 31,

	2002	2001	2000

	(in million euros)

Debenture loans and senior notes	6,780	6,828	3,466
Bank loans and credit facilities	1,929	3,284	3,138
Commercial paper	1.681	1,590	743
Other notes	483	798	738
Other	452	404	291

Total debt	11,325	12,904	8,376
Current portion of long-term debt	(524)	(1,350)	(579)
Short-term borrowings	(530)	(513)	(307)

Total long-term debt	10,271	11,041	7,490

•	Debenture loans and senior notes

At December 31, 2002, debentures consist of fixed rate bonds which bear a weighted average interest rate of 5.6%. The maturities on debenture loans range from 2004 to 2017, with the average maturity being 2008. In November 2002, in order to re-finance part of the short term debt, the Company issued 200 million British pound sterling bonds bearing a fixed interest rate of 6.625% with a 15-year maturity.

The Company has also set up an Euro Medium-Term Note program (EMTN), which allows for a maximum issuable amount of 7 billion euros in 2002. At December 31, 2002, Euro Medium-Term Notes issuance amounts to 3,465 billion euros, including 3,295 billion euros of debenture loans and 170 million of private placement debt included in other notes.

•	Bank loans and credit facilities

At December 31, 2002, bank loans total 1.8 billion euros and drawdowns on medium and long term committed credit facilities amount to 0.1 billion euros out of a maximum amount available of 4.0 billion euros. The credit facilities are used primarily as a hedging for short term financing of the Company and contribute to secure its liquidity.

The weighted average interest rate on these credit facilities and bank loans is approximately 5.5%.

•	Commercial paper

The Company’s euro denominated commercial paper program at December 31, 2002 allows for a maximum issuable amount of 4.0 billion euros. Commercial paper can be issued in euros, US dollars, Canadian dollars, Swiss francs and British pounds sterling. At December 31, 2002, the commercial paper issued under this program totals 1.5 billion euros. The commercial paper, mainly issued in euros, bears an average interest rate based upon the European inter-bank offer rate ("Euribor”), plus an average of about 3 basis points and has initial maturities ranging from 3 to 6 months. At year end, the average interest rate of the euro denominated commercial paper is 3.2%.

The Company also has a US dollar denominated commercial paper program issued through its subsidiary Lafarge North America. This program allows for a maximum issuable amount of 300 million US dollars (286 million euros). At December 31, 2002, the commercial paper issued under this program totals 119 million euros. The interest rate is based upon the London inter-bank offer rate (“Libor”), plus an average of approximately 32 basis points and has initial maturities ranging from 2 to 4 weeks. At December 31, 2002, the average interest rate on this commercial paper program is 1.7%.

•	Other notes

Other notes principally consist of Euro notes with a weighted average interest rate of 5.1%. The average date of maturity is 2005.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(b)	Analysis of debt by maturity

At December 31, 2002

(in million euros)

2003	1,054
2004	1,208
2005	1,646
2006	2,619
2007	1,613
Beyond 5 years	3,185

11,325

At December 31, 2002, 1,664 million euros of short-term debt (mainly commercial paper) have been classified as long-term based upon the Company's ability to refinance at any moment these obligations on a long-term basis.

(c)	Analysis of debt by currency

	At December 31,

	2002		2001		2000

	(in million euros)
	Before swaps	After swaps	Before swaps	After swaps	Before swaps	After swaps
Euro (EUR)	7,714	5,275	8,498	5,850	5,087	3,988
US dollar (USD)	1,048	3,062	1,872	3,647	1,208	2,308
British pound sterling (GBP)	1,391	1,670	1,221	2,064	1,455	1,364
Malaysian ringgit (MYR)	259	259	282	282	—	—
Japanese yen (JPY)	94	111	122	118	132	155
Other	819	948	909	943	494	561

Total	11,325	11,325	12,904	12,904	8,376	8,376

(d)	Analysis of debt by category

	At December 31,

	2002		2001		2000

	(in million euros)
	Before swaps	After swaps	Before swaps	After swaps	Before swaps	After swaps
Floating rate	3,523	2,891	5,170	4,128	4,127	3,123
Fixed rate below 6%	4,726	4,917	4,531	5,015	1,964	2,355
Fixed rate between 6% and 10%	2,641	3,054	2,707	3,231	1,923	2,516
Fixed rate 10% and over	435	463	496	530	362	382

Total	11,325	11,325	12,904	12,904	8,376	8,376

The average spot interest rate of the gross indebtedness, as at December 31, 2002, is 5.2% (5.4% as at December 31, 2001 and 6.6% as at December 31, 2000).

Some of our debt agreements contain a number of terms that require permanent compliance with covenants. As at December 31, 2002, no significant financing contract contains covenants which might have a material impact on the Company’s financial position.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 26 – Financial Instruments

The Company uses derivative financial instruments with off-balance sheet risk to manage market risk exposures. Financial instruments are entered into by the Company solely to hedge such exposures on anticipated transactions or firm commitments. The Company does not enter into derivative contracts for speculative purposes.

(a)	Foreign currency risk

In the course of its operations, the Company’s policy is to hedge all material foreign currency exposures arising from its transactions, using derivative instruments as soon as a firm or highly probable commitment is entered into or known. These derivative instruments are limited to forward contracts and foreign currency options, with a term generally less than one year.

This policy is implemented in all the Company’s subsidiaries which have to follow through and, when allowed by the local regulations and when necessary, hedge their exposures with the Company’s central treasury.

The Company’s operating policies reduce potential foreign currency exposures by requiring all liabilities and assets of controlled companies to be denominated in the same currency as the cash flows generated from operating activities, the functional currency. The Company may amend this general rule under special circumstances in order to take into account specific economic conditions in a specific country such as, inflation rates, interest rates, and currency related issues such as convertibility and liquidity. When needed, currency swaps are used to convert debts most often incurred in euros, into foreign currencies.

Foreign currency hedging activity

At December 31, 2002, most forward contracts had a maturity date less than one year. The nominal value of hedging instruments outstanding at year-end is as follows:

	At December 31,

	2002	2001	2000

Forward contract purchases	(in million euros)
US dollar (USD)	47	37	33
British pound sterling (GBP)	74	264	264
Other currencies	13	49	28

Total	134	350	325

	At December 31,

	2002	2001	2000

Forward contract sales	(in million euros)
US dollar (USD)	2,040	1,794	1,085
British pound sterling (GBP)	443	1,189	168
Other currencies	172	72	111

Total	2,655	3,055	1,364

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(b)	Interest rate risk

The Company is primarily exposed to fluctuations in interest rates based upon the following:

-	price risk with respect to fixed-rate financial assets and liabilities. Interest rate fluctuations impact the market value of fixed-rate assets and liabilities.
-	cash flow risk for floating rate assets and liabilities. Interest rate fluctuations have a direct effect on the financial income or expense of the Company.

In accordance with established policies, the Company seeks to mitigate these risks, using to a certain extent interest rate swaps when necessary.

Interest rate hedging activity

The notional value of hedging instruments outstanding at year-end is as follows:

		At December 31, 2002

		Maturities of notional contract values

		2003	2004	2005	2006	2007	> 5 years	Total

		(in million euros)

Pay fixed ; euro	8.1%	77	—	865	119	151	70	1,282
Other interest rate swaps	—	77	5	54	12	11	—	159

Total		154	5	919	131	162	70	1,441

		At December 31, 2001

		Maturities of notional contract values

		2002	2003	2004	2005	2006	> 5 years	Total

		(in million euros)

Pay fixed ; euro	7.7%	234	77	—	865	119	221	1,516
Other interest rate swaps	—	286	52	2	53	14	13	420

Total		520	129	2	918	133	234	1,936

		At December 31, 2000

		Maturities of notional contract values

		2001	2002	2003	2004	2005	> 5 years	Total

		(in million euros)
Pay fixed ; euro	7.1%	99	234	77	—	835	221	1,466
Other interest rate swaps	—	74	254	6	5	47	—	386

Total		173	488	83	5	882	221	1,852

The notional amounts of derivatives represent the face value of financial instruments. They do not represent actual amounts exchanged by the counterparties and thus are not a direct measure of the Company's exposure to interest rate risk. Notional amounts in foreign currency are expressed in euros at the year-end exchange rate.

The financial assets of the Company mainly comprise short term investments managed on a short term basis, either through bank deposits, or negotiable instruments.

A 1% increase or decrease in short term interest rates would have a maximum impact on the consolidated pre-tax income (taking into account financial assets and swap arrangements) of approximately 18 million euros.

A 1% increase or decrease in the rate curves related to the currencies in which the Company has significant fixed rate debts would have an estimated maximum impact on their fair value (calculated after derivative instruments’ impact) of approximately 345 million euros.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c)	Commodity risk

The Company is subject to risk of price changes in certain commodities principally in the coal, pet coke, gas, clinker and electricity markets. The Company may, from time to time, use derivatives to manage its exposure to commodity risk. At December 31, 2002, such commitments were limited to forward purchase contracts for electricity and were not significant.

(d)	Counterparty risk

The Company is exposed to credit risk in the event of a counterparty’s default. The Company limits its exposure to counterparty risk by rigorously selecting the counterparties with which it executes agreements. Counterparty risk is monitored by using exposure limits calculated according to several criteria (rating assigned by rating agencies, assets and equity), as well as the nature and maturity of operations. The Company's exposure to credit risk is limited and the Company believes that there is no material concentration of risk with any counterparty. The Company does not anticipate any third party default that might have a significant impact on the Company’s financial statements.

(e)	Share risk

The Company is subject to risk of price changes in certain of its investments in common shares. The Company may, from time to time, use derivatives to manage its exposure to share risk. At December 31, 2002, such commitments were limited to equity swaps for 155 million euros with a fair value of (22) million euros and which is fully provided for.

(e)	Fair values

The fair values of financial instruments have been estimated on the basis of available market quotations, or using various valuation techniques, such as present value of future cash flows. However, the methods and assumptions followed to disclose fair values are inherently judgmental. Thus, estimated fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments.

The use of different estimations, methodologies and assumptions may have a material effect on the estimated fair value amounts. The methodologies used are as follows:

Cash and cash equivalents, accounts receivables, accounts payable, short-term bank borrowings: due to the short-term nature of these balances, the recorded amounts approximate fair values.

Marketable securities and investment securities: estimated fair value of publicly traded securities are based on quoted market prices at December 31, 2002, 2001 and 2000. For other investments for which there is no quoted price, a reasonable estimate of fair value could not be made without incurring excessive costs.

Debenture loans: the fair values of the debenture loans were estimated at the quoted value for borrowings listed on a sufficiently liquid market.

Long-term debt: the fair values of long-term debt were determined by estimating future cash flow on a borrowing-by-borrowing basis, and discounting these future cash flows using an interest rate which takes into consideration the Company's incremental borrowing rate at year end for similar types of debt arrangements.

Derivative instruments: the fair values of forward exchange contracts and interest and currency swaps were calculated, using market prices that the Company would pay or receive to settle the related agreements. Primarily, dealer quotes have been used to estimate the fair values of these instruments at the reporting dates.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following details the cost and fair values of recorded and unrecorded financial instruments:

	At December 31,

	2002		2001		2000

	Carrying Amount	Net Fair Value	Carrying Amount	Net Fair Value	Carrying Amount	Net Fair Value

	(in million euros)
Balance sheet financial instruments
Assets
Cash and cash equivalents	1,109	1,109	1,201	1,201	1,740	1,740
Accounts receivable-trade, net	1,816	1,816	2,230	2,230	1,495	1,495
Other investments	462	359	671	621	1,716	1,916

Liabilities
Short-term bank borrowings	530	530	513	513	307	307
Accounts payable, trade	1,205	1,205	1,467	1,467	1,114	1,114
Debenture loans	6,640	6,908	6,633	6,679	3,219	3,140
Other long-term debt	4,155	4,189	5,758	5,771	4,850	4,875

Derivative instruments
Interest rate swaps and forward rate agreements	—	(200)	—	(211)	—	(211)
Forward exchange contracts	—	91	—	(37)	—	59

Back to Contents
LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 27 – Commitments and Contingencies

The following details collateral guarantees and other guarantees provided by the Company.

	At December 31,

	2002	2001	2000

	(in million euros)
Securities and assets pledged	77	161	264
Property collateralizing debt	766	566	214
Guarantees given	166	404	223

TOTAL	1,009	1,131	701

The following details the Company’s significant commitments.

	At December 31,

	2002	2001	2000

	(in million euros)
Capital expenditure commitments	139	289	98
Operating leases	735	400	205
Other commitments	138	49	44

TOTAL	1,012	738	347

The Company has entered into supply agreements for the procurement of various commodities used in the normal course of its businesses. The agreements call for minimum annual purchases spread over periods up to 20 years. At December 31, 2002, commitments related to these contracts amount to 474 million euros and the related maturity of these contracts is as follows: 15% within one year, 48% between 1 and 5 years, and 37% after 5 years.

The Company leases certain land, building and equipment. Total rental expense under operating leases was 84 million euros, 41 million euros and 64 million euros for each of the three years ended December 31, 2002, 2001 and 2000, respectively. The table below shows the future minimum lease payments due under non-cancelable operating leases. At December 31, 2002, such payments total 735 million euros:

	Year ended December 31,

	2003	2004	2005	2006	2007	Thereafter	Total

	(in million euros)
Operating leases	133	107	83	67	54	291	735

The Company, as part of its activities in purchasing certain entities, has granted co-investors put options. The exercise of these options would result in the third parties requiring the Company to purchase, at a predetermined price, the shares held by them. The result would increase the Company’s percentage of ownership interest in these companies. Assuming that all of these options were exercised, the additional purchase price to be paid in cash by the Company resulting from such exercise would amount to 745 million euros as of December 31, 2002. Based upon the terms of these agreements, a portion of the total amount could be exercised in 2003 and 2004 for 183 million euros and 101 million euros respectively. The residual can be exercised commencing in 2005.

Back to Contents
LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 28 – Litigation

•	Litigation

The European Commission decided on December 3, 2002 to fine the Company on the grounds that it allegedly colluded on market share and sales prices with its competitors between 1992 and 1998 for plasterboard, in particular in the United Kingdom and Germany. On that basis, the European Commission has ordered the Company to pay a fine of 250 million euros. Lafarge vigorously challenges this decision and has brought the case before the Court of First Instance (CFI) in Luxembourg, which has jurisdiction over such matters. The resolution procedure usually takes several years based upon comparable cases. As the Company has given a bank guarantee, no payment will have to be made before the decision of the court.

In 2002, German competition authorities commenced an investigation concerning German cement companies, including our wholly owned subsidiary, Lafarge Zement. On April 14, 2003, the German competition authority, the Bundeskartellamt, informed the Company that it was imposing a fine of 86 million euros on Lafarge Zement as a result of its alleged anti-competitive practices in Germany. The Company believes that the amount of the fine is excessive and intends to vigorously defend its position through appeal before the Higher Regional Court, the Oberlandesgericht, in Düsseldorf.

In the financial statements for the year ended December 31, 2002 a provision of 300 million euros has been recorded in connection with the two matters above.

On March 28, 2001, Dunn Industrial Group, Inc. (“Dunn Industrial”) filed a lawsuit against Lafarge North America and the City of Sugar Creek, Missouri in the Circuit Court of Jackson County, Missouri at Kansas City. In the suit, Dunn Industrial, the general contractor for the construction of our new cement plant in Sugar Creek, Missouri, alleges that we expanded the scope of work expected of Dunn Industrial in the construction of the plant without commensurate increases in time required for performance and amounts to be paid to Dunn Industrial. In connection therewith, the suit alleges breach of contract, quantum meruit, breach of warranty and negligent misrepresentation and seeks foreclosure of mechanic’s liens against Lafarge North America and the City of Sugar Creek, Missouri. Dunn Industrial appears to be seeking in excess of 67 million US dollars in damages. The amount of the liability of Lafarge North America in connection with this suit remains uncertain. The trial court ruled that the issues raised by Dunn Industrial need not be arbitrated but rather could be litigated. In December 2002, the Missouri appellate court reversed the trial court’s ruling and agreed with Lafarge North America that Dunn Industrial must arbitrate its claims. Dunn filed a Transfer Motion to the Missouri Supreme Court seeking appeal of the Court of Appeals ruling, which motion the Missouri Supreme Court has granted. Lafarge North America believes Dunn Industrial’s claims are without merit and intends to vigorously defend the suit.

•	Environment

In The Netherlands, a former subsidiary of the Group, Tollens Coatings B.V., is one of the defendants in an action brought in 1990 by the government in connection with the discharge of certain waste in the Lekkerkerk canal between 1968 and 1971. At that time, Tollens Coatings B.V. operated a paint manufacturing plant and had hired another company to carry and dispose of waste produced by the plant. The government is seeking Dutch guilders 160,000,000 (approximately 72.6 million euros) in damages, plus interest. Tollens Coatings B.V. contends that it did not instruct the disposal company to dump the waste in the Lekkerkerk canal and that it had no knowledge of the disposal company's conduct. With the consent of the parties, the proceedings, which are still at the level of first instance, have been postponed several times by the court and since late 1993 no proceedings on the merits have taken place. In July 2001, the Dutch government took sufficient action to delay the running of the statute of limitations, without any other consequence. As a result, the case is still pending. Tollens Coating B.V. was disposed of with the Specialty Products Division. However, pursuant to the disposition arrangements, the Company has agreed to indemnify the acquirers for any damages incurred in connection with this litigation.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Finally, certain subsidiaries have litigation and claims pending in the normal course of business. Management is of the opinion that these matters will be settled without any material adverse effect on the Company's financial position or results of operations.

Note 29 – Related Party Transactions

Transactions with equity affiliates were not material in 2002. The transactions entered into with other related parties were made under normal terms and conditions, similar to those normally granted to comparable groups.

With respect to the acquisition of Blue Circle on July 11, 2001, Lafarge S.A. granted Lafarge North America (formerly Lafarge Corporation) the right to buy certain cement and construction material activities in North America formerly owned by Blue Circle. The option to purchase these assets can be exercised between July 1, 2002 and December 31, 2004 at a purchase price of 1,400 million of US dollars, subject to certain adjustments as of the date of acquisition.

In addition, pursuant to an agreement signed between Lafarge North America and Blue Circle North America, Lafarge North America manages in exchange for a management fee, the aforementioned assets subsequent to December 31, 2002, the agreement is subject to annual renewal.

Note 30 – Employees Costs and Directors’ and Executive Officers’ Compensation for Services

(a)	Employees and employees costs

	2002	2001	2000

Management staff	11,647	10,811	7,546
Non-management staff	65,900	72,081	58,407

Total number of employees.	77,547	82,892	65,953

	Years ended December 31,

	2002	2001	2000

	(in million euros)
Employees costs	2,749	2,550	2,253

(b)	Directors’ and executive officers’ compensation for services

	Years ended December 31,

	2002	2001	2000

	(in million euros)
Board of Directors*	0.5	0.6	0.5
Senior Executives	7.4	8.6	8.1

Total	7.9	9.2	8.6

*Directors’ fees

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 31 – Summary of Differences Between Accounting Principles Followed by the Company and US GAAP

The accompanying consolidated financial statements of the Company have been prepared in accordance with the accounting principles described in Note 2 above (“French GAAP”) which differ in certain significant respects from those applicable in the United States of America (“US GAAP”). These differences relate mainly to the items which are described below and which are summarized in the following tables.

1.	Differences in accounting for business combinations under French GAAP and US GAAP

(a)	Goodwill recorded as a reduction of shareholders’ equity before January 1, 1989

Before January 1, 1989, as described in Note 2 (e), under French GAAP, the excess of the purchase price over the fair value of the net assets acquired was written off directly to shareholders’ equity upon acquisition. This goodwill is tracked from that date through memo accounts as disclosed in Note 11 (a) where it is amortized over the estimated period of benefit. The net amortized value of such goodwill is subsequently deducted when and if the related underlying business is sold, for purposes of calculating the gain (loss) on the disposal. Under US GAAP, these goodwill amounts have been recognized as an asset, and as of January 1, 2002 are no longer amortized based upon the provisions of SFAS 142, Goodwill and other intangible assets (“SFAS 142”) (Note 31-18 (a)).

(b)	Determination of the purchase price in case of share consideration

Under French GAAP and US GAAP, the purchase price of a transaction accounted for as an acquisition is based on the fair value of the consideration exchanged. In the case of acquisitions involving the issuance of the Company’s shares, under French GAAP the fair value of such consideration is based on the agreed-upon share price at completion of the acquisition or at the date when the transaction becomes unconditional. Under US GAAP, the fair value of the share consideration is based on the average share price on the two trading days prior to and subsequent to the announcement of the proposed acquisition. This difference in valuation of the shares results in a difference in the fair value of consideration and consequently in the amount of goodwill capitalized and amortized. As described above, as of January 1, 2002, goodwill is no longer amortized under US GAAP.

(c)	Negative goodwill arising on acquisitions

As described in Note 2 (e), negative goodwill is amortized into income on a rational systematic basis based upon estimates of future operating results of the acquiree. Negative goodwill is presented as a liability on the balance sheet. Under US GAAP, negative goodwill has been recorded as a reduction in the fair value of long-lived assets acquired and the related depreciation expense is adjusted accordingly.

(d)	Fair value adjustments related to minority interests

Under French GAAP, when the Company initially acquires a controlling interest in a business, any portion of the assets and liabilities considered retained by minority shareholders is recorded at their fair value. Under US GAAP, only the portion of the assets and liabilities acquired by the Company is recorded at its fair value. This gives rise to two differences:

(i)	Operating income is different under French GAAP than it would be under US GAAP, because of the difference in basis of assets that are amortized. This difference is offset entirely by a difference in the minority interest's participation in the income of the subsidiary.

(ii)	After an initial acquisition of a subsidiary, if an additional portion of that subsidiary is subsequently acquired, under French GAAP, the purchase consideration in excess of the net assets acquired is recorded as goodwill. Under US GAAP, the incremental portion of the assets and liabilities is recorded at fair value, with any excess being allocated to goodwill.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(e)	Acquisition goodwill, market share and trademark amortization

•	Goodwill amortization
Under French GAAP, acquired goodwill is amortized over the expected period of benefit, which does not exceed forty years. SFAS 142 requires that goodwill acquired in a purchase business combination completed after June 30, 2001 is not to be amortized. Subsequent to January 1, 2002, all previously recorded goodwill is no longer amortized. The French GAAP amortization of goodwill for the year ended December 31, 2001 is reduced by 24 million euros to reflect the non-amortization of goodwill resulting from business combinations subsequent to June 30, 2001 and by 158 million euros for the year ended December 31, 2002 (Note 31-18 (a)).

•	Trademark amortization
Under French GAAP as described in Note 2 (e), the trademarks which have been separately identified on the acquisition of subsidiaries are not amortized. Based upon the provisions of SFAS 142, intangible assets such as trademark names must be amortized over the period the asset is expected to contribute directly or indirectly to future cash flows, which is considered to be its useful life. The Company’s policy for US GAAP is to amortize trademarks over their useful lives using straight-line method. The Company’s accounting for intangible assets was not affected by the adoption of SFAS 142.

•	Market share amortization
Under French GAAP as described in Note 2 (e), market share which have been separately identified on the acquisition of subsidiaries are not amortized. Under US GAAP, market share would not be considered as a separately identifiable intangible asset, but as a component of goodwill and is accounted for based upon the provisions of SFAS 142, as described above.

(f)	Restructuring costs related to business combinations

French GAAP provides that where a business combination results in regional over capacity, costs associated with restructuring the acquirer’s operations should be included as a cost of the acquisition. As a result of the Blue Circle acquisition, the Company has closed certain of its own operations in regions where it has determined that over capacity will result from the duplication of its operations with those of the former Blue Circle. US GAAP specifically excludes from costs of an acquisition those costs associated with closing duplicate facilities and restructuring operations of the acquirer, such costs are charged to income as a period cost under US GAAP.

(g)	Goodwill relating to the acquisition of foreign subsidiaries

Prior to January 1, 2001, the Company recorded goodwill relating to the acquisition of foreign subsidiaries, joint ventures and equity investments in the currency of the acquirer. Under US GAAP, such goodwill is recorded in the currency of the acquiree.

(h)	Amortization period for goodwill related to the aggregates businesses prior to January 1, 2002

The difference between the purchase price of the aggregates businesses and the underlying fair value of net assets is mainly allocated to mineral reserves acquired based on their fair values at the time of acquisition. Under French GAAP, the remaining goodwill is generally amortized over 40 years whereas under US GAAP, this goodwill is accounted for based upon the provisions of SFAS 142, as described above. Prior to January 1, 2002, under US GAAP, this goodwill was amortized over the residual lives of the quarries acquired which approximated the expected future benefit of the goodwill.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.	Deferred income taxes

(a)	Accounting for deferred income taxes before January 1, 2000

As described in Note 2 (t), before January 1, 2000, the Company’s deferred tax provision was calculated using the partial allocation method. Effective January 1, 2000, as required under French GAAP, the Company adopted the balance sheet liability method, which among other changes, requires that deferred taxes be recorded on all temporary differences between the tax basis of assets and liabilities and their carrying amount in the balance sheet. The adoption of this methodology required that all deferred tax assets or liabilities be accounted for with the offsetting amount recorded as an adjustment to equity. Under US GAAP, which also applies the balance sheet liability method, temporary differences arising in connection with fair value adjustments on business combinations typically result in deferred taxes and a corresponding adjustment to goodwill. Consequently, an adjustment is required in the reconciliation to US GAAP to record goodwill arising from deferred tax liabilities related to past business combinations and charged to equity under French GAAP on adoption of the balance sheet liability method.

(b)	Accounting for deferred tax assets

The Company recognizes deferred tax on tax loss carry-forwards and on temporary differences when it is reasonably certain that the assets will be recovered in future years. Realization is dependent on generating sufficient taxable income in order to recover the deferred tax balances. The amount of the net deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income in the related taxing jurisdiction are reduced. Under US GAAP, such deferred tax assets are recognized when it is “more likely than not” that the related tax assets will be recovered, a lower threshold than under French GAAP. This conceptual difference between French and US GAAP did not give rise to a significant reconciling difference in either 2002, 2001 or 2000.

Under French GAAP, deferred tax assets are disclosed based on the net estimated recoverable amount. Pursuant to Statement of Financial Accounting Standards 109, Accounting for Income Taxes (“SFAS 109”), US GAAP requires the deferred tax assets to be disclosed at the gross amount and reduced by the appropriate valuation allowance. Disclosures of the gross deferred tax assets and related valuation allowance based on US GAAP amounts are presented in Note 33-3 (a).

(c)	Accounting for business combinations in highly inflationary economies

Pursuant to SFAS 109, US GAAP prohibits recognition of a deferred tax liability or asset for differences related to assets and liabilities that under Statement of Financial Accounting Standards 52, Foreign Currency Translation (“SFAS 52”), are remeasured from the local currency into the functional currency using historical rates and that result from changes in exchange rates or indexing for tax purposes.

Under French GAAP, the Company recorded a deferred tax liability on the basis differences created as a result of allocating the excess of the purchase price over the carrying value of non monetary assets acquired in highly inflationary economies (essentially fixed assets).

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3.	Pension obligations

Under US GAAP, pension costs are accounted for in accordance with Statement of Financial Accounting Standards 87, Employers’ Accounting for Pensions (“SFAS 87”). SFAS 87 requires that companies located outside the United States adopt the provisions of SFAS 87 for fiscal years beginning after December 15, 1988. Due to the significant period of time that has elapsed from the date when SFAS 87 would have been required to be adopted, the Company, as permitted, has adopted SFAS 87 on January 1, 1999. At the date of adoption, the Company’s net transition obligation was 15.5 million euros. Such transition obligation is being amortized over a five year period, which represents the remaining amortization period between the required adoption date of January 1, 1989 and January 1, 1999. Accordingly, approximately 11 million euros of the transition obligation was recorded as an adjustment to shareholders’ equity at January 1, 1999 as this amount would be recognized under SFAS 87. The residual amount of the transition obligation is being amortized systematically over the period to January 1, 2004.

The Company applies the second approach of Emerging Issues Task Force Abstract 88-1, Determination of Vested Benefit Obligation to a Defined Benefit Pension Plan (“EITF 88-1”) for those pension arrangements in countries where the statutes require severance payments on accrued service benefits immediately upon separation. Under this methodology, the vested benefit obligation is determined based upon the expected date of separation or retirement rather than the measurement date.

Additional disclosures in accordance with Statement of Financial Accounting Standards 132, Employers’ Disclosures about Pensions and Other Post-Retirement Benefits (“SFAS 132”) are presented in Note 33-1.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

4.	Restructuring provisions

Restructuring plans are subject to social and legal obligations in addition to administrative authorizations in certain circumstances. Consequently, the implementation of restructuring plans is typically spread over several months. In this environment all the US GAAP criteria for recognizing restructuring liabilities may not be fulfilled in the same period required. The table below reconciles the income statement expense for restructuring costs as determined under French and US GAAP, prior to the effects of income taxes and minority interests.

	Years ended December 31,

	2002	2001	2000

	(in million euros)
French GAAP restructuring expense (Note 7)	89	69	44
Adjustments required for US GAAP purposes:
- New plan provision and adjustments to prior year estimates (1)	5	11	6
- Costs charged against goodwill under French GAAP (2)	82	60	9

US GAAP restructuring expense	176	140	59
- Reclassifications	(20)	(33)	—

US GAAP restructuring expense after reclassifications	156	107	59
- Impact on amortization of goodwill (2)	—	(4)	(4)

Total effect on US GAAP income statement	156	103	55

Under the French GAAP presentation, all costs classified as restructuring are presented under the caption other income (expenses) net. For US GAAP purposes, those costs that qualify for expense treatment under US GAAP are presented as operating costs (cost of goods sold or selling and administrative expenses). The table below details the impact of restructuring adjustments on shareholders’ equity pursuant to US GAAP, prior to the effects of income taxes and minority interests.

	At December 31,

	2002	2001	2000

	(in million euros)

Provision per French GAAP (Note 23 (a))	154	211	101
Provision per US GAAP	(95)	(158)	(35)
Impact of reclassifications	(26)	(4)	(6)
Impact of change in consolidation method between French and US GAAP	—	—	12

Difference between US and French GAAP provisions	33	49	72
Restructuring costs charged against goodwill under French GAAP and which do not qualify under EITF 95-3 (2)	(31)	(41)	(52)

Cumulative adjustment on new plan provisions and adjustment on prior estimates (1)	2	8	20
Cumulative costs originally charged against goodwill (French GAAP) and subsequently expensed under US GAAP (2)	(235)	(153)	(93)
Cumulative amortization of goodwill (2)	13	13	9
Cumulative translation adjustments	—	—	(1)

Impact on shareholders’ equity of US GAAP restructuring restatement	(220)	(132)	(65)

(1)	Under French GAAP, prior to January 1, 2002, the Company recorded restructuring liabilities during the period when decisions have been approved by the appropriate level of management. Commencing January 1, 2002, except for the recognition of restructuring charges related to business combinations, there is no longer a difference in the recognition of restructuring liabilities between French and US GAAP (Note 2(p)). Under US GAAP, the Company has applied the provisions of Statement of Financial Accounting Standards 112, Employer’s Accounting for Postemployment Benefits (“SFAS 112”) and Emerging Issues Task Force 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (“EITF 94-3”), in accounting for its employee layoffs and restructuring costs. Under EITF 94-3, a provision for restructuring can only be recorded during the period when certain conditions are satisfied, including the specific identification and approval by the appropriate level of management of the operations and activities to be restructured, and notification to the employees of the benefit arrangement. In addition, costs associated with an exit plan are recognized as restructuring provisions only if the related costs are not associated with or do not benefit continuing activities of the Company. The foregoing creates a timing difference between (i) the recording of provisions of new French GAAP charges to the extent that such provisions are not accrued for US GAAP purposes, (ii) restructuring charges accrued under US GAAP that were expensed for French GAAP purposes in a prior period, and (iii) changes in estimates on prior year French GAAP provisions that did not qualify for accrual under US GAAP.
(2)	For the purpose of the US GAAP reconciliation, the Company has applied Emerging Issues Task Force 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination (“EITF 95-3”), in accounting for restructuring costs associated with businesses it has acquired. As discussed in (1) above, the requirements for recording restructuring costs and liabilities are more specific under US GAAP. Therefore, certain restructuring provisions included in the fair value of businesses acquired under French GAAP are not accruable under US GAAP, generating a difference in goodwill, and liabilities acquired for restructuring costs charged against goodwill under French GAAP. Those restructuring charges originally charged to goodwill under French GAAP are subsequently expensed under US GAAP once the US GAAP criteria have been satisfied for recording the costs. For years prior to January 1, 2002 a reduction in the amortization of goodwill results from the difference between the French and US GAAP treatment (Note 31-18 (a)).

Back to Contents
LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The table below reconciles the balance sheet movements in the restructuring provision as determined under US GAAP for the year ended December 31, 2002. The column entitled “Currency translation adjustments and others” includes translation adjustments generated by foreign subsidiaries on the variation of the provisions and reclassification of provisions. All amounts indicated in the table below are expressed in million euros, unless otherwise stated:

	January 1, 2002	Current year expense, net	Cash payments	Recognition upon business combination	Removal upon business disposals	Currency translation adjustment and others	December 31, 2002

- Restructuring provisions	211	45	(179)	94	—	(17)	154
- Costs incurred under both French and US GAAP, and paid in the same year	—	44	(44)	—	—	—	—

Total French GAAP	211	89	(223)	94	—	(17)	154

- Voluntary termination offer not accepted at balance sheet date	(36)	66	—	(41)	—	3	(8)
- Plans not announced at balance sheet date	(8)	17	—	(31)	—	1	(21)
- Cost to train or relocate employees to another site	(1)	1	—	—	—	—	—
- Cost to move inventory or tangible assets to another location	—	—	—	—	—	—	—
- Reengineering and consulting costs	(2)	2	—	—	—	—	—
- Other exit costs that do not qualify for accrual	(2)	1	—	(4)	—	1	(4)

US GAAP adjustments	(49)	87	—	(76)	—	5	(33)

US GAAP reclassification	(4)	(20)	(8)	4	—	2	(26)

US GAAP provisions	158	156	(231)	22	—	(10)	95

-Employee termination benefits	87	78	(146)	(6)	—	(4)	9
-Other costs	24	4	(28)	39	—	(2)	37

Total Cement	111	82	(174)	33	—	(6)	46

- Employee termination benefits	10	5	(5)	(1)	—	(2)	7
- Other costs	7	6	(7)	—	—	(1)	5

Total Aggregates & Concrete	17	11	(12)	(1)	—	(3)	12

- Employee termination benefits	16	35	(21)	(7)	—	—	23
- Other costs	13	17	(16)	(3)	—	(1)	10

Total Roofing	29	52	(37)	(10)	—	(1)	33

-Employee termination benefits	—	12	(8)	—	—	—	4
-Other costs	—	—	—	—	—	—	—

Total Gypsum	—	12	(8)	—	—	—	4

- Employee termination benefits	—	—	—	—	—	—	—
- Other costs	1	(1)	—	—	—	—	—

Total Specialty Products	1	(1)	—	—	—	—	—

US GAAP provisions	158	156	(231)	22	—	(10)	95

Restructuring provisions under US GAAP consist of the following at December 31, 2002 : long-term portion for 23 million euros, and current portion for 72 million euros. Cash payments for the long term portion of restructuring costs, at December 31, 2002, under US GAAP are expected to be incurred in 2004.

The 95 million euros restructuring provisions determined in accordance with US GAAP at December 31, 2002 includes 43 million euros for employee termination benefits, which can be analyzed, as follows:

Number of employees

German plans	407
US plans	90
UK plans	40
Other plans	4

Total	541

Back to Contents
LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

During the year ended December 31, 2002, the US GAAP restructuring expense was approximately 156 million euros. Such restructuring expense included the following major actions:

Year ended December 31, 2002

CEMENT	(in million euros)
Greece
- Voluntary termination benefits for 174 employees at Blue Circle Greece cement companies	30
Serbia
- Voluntary termination benefits for 1,009 employees	14
Spain
- Early retirement benefits in Lafarge Asland for 31 employees	8
Nigeria
- Voluntary termination benefits for 790 employees in Ashaka and other redundancy costs in Ewekoro	6
Romania
- Termination benefits and other exit costs related to the downsizing of Lafarge Romcim	4

AGGREGATES & CONCRETE
UK
- Involuntary termination benefits for 12 employees in Thirslington quarry and other costs related to Watermead Park restructuring	4
Germany
- Involuntary termination benefits for 33 employees and other plant closure costs	2
Greece
- Voluntary termination benefits for 11 employees at Blue Circle Greece concrete companies	1

ROOFING
Germany
- Involuntary termination benefits for 175 employees with respect to Lafarge Dachsysteme GmbH and Ruppkeramik GmbH downsizing plans	10
- Involuntary termination benefits related to Kloeber acquisition	8
- Involuntary termination benefits at Schiedel GmbH & Co with respect to the downsizing program implemented in these companies	4
- Termination benefits for 48 employees with respect to the downsizing program implemented at Lafarge Roofing Technical Centers GmbH	3
Benelux
- Termination benefits for 30 employees and other exit costs at Lafarge Roofing Benelux B.V. with respect to the closure of production sites	2
France
- Involuntary termination benefits at Lafarge Couverture with respect to the downsizing program implemented in these companies	1

GYPSUM Poland
-Termination benefits in Lafarge Gyps Polska	4
USA
- Welmington plant closure – Involuntary termination benefits for 99 employees	4
Other plans less than 1 million euros	51

Current year restructuring expense	156

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The table below reconciles the balance sheet movements in the restructuring provision as determined under US GAAP for the year ended December 31, 2001. The column entitled “Currency translation adjustments and others” includes translation adjustments generated by foreign subsidiaries on the variation of the provisions and reclassification of provisions. All amounts indicated in the table below are expressed in million euros, unless otherwise stated:

	January 1, 2001	Current year expense, net	Cash payments	Recognition upon business combination	Removal upon business disposals	Currency translation adjustments and others	December 31, 2001

- Restructuring provisions	101	41	(150)	226	—	(7)	211
- Costs incurred under both French and US GAAP, and paid in the same year	—	28	(28)	—	—	—	—

Total French GAAP	101	69	(178)	226	—	(7)	211

Change in consolidation method for US GAAP purposes (Note 31-11)	12	—	—	—	(12)	—	—

- Voluntary termination offer not accepted at balance sheet date	(9)	61	—	(88)	1	(1)	(36)
- Plans not announced at balance sheet date	(52)	4	—	38	2	—	(8)
- Cost to train or relocate employees to another site	(1)	—	—	—	—	—	(1)
- Cost to move inventory or tangible assets to another location	—	—	—	—	—	—	—
- Reengineering and consulting costs	—	(2)	—	—	—	—	(2)
- Other exit costs that do not qualify for accrual	(10)	8	—	(2)	2	—	(2)

US GAAP adjustments	(72)	71	—	(52)	5	(1)	(49)

US GAAP reclassifications	(6)	(33)	21	6	—	8	(4)

US GAAP provisions	35	107	(157)	180	(7)	—	158

- Employee termination benefits	2	46	(102)	142	—	(1)	87
- Other costs	10	2	(3)	19	—	(4)	24

Total Cement	12	48	(105)	161	—	(5)	111

- Employee termination benefits	2	10	(7)	1	—	4	10
- Other costs	1	1	—	4	—	1	7

Total Aggregates & Concrete	3	11	(7)	5	—	5	17

- Employee termination benefits	6	28	(29)	9	—	2	16
- Other costs	6	16	(12)	5		(2)	13

Total Roofing	12	44	(41)	14	—	—	29

- Employee termination benefits	—	2	(2)	—	—	—	—
- Other costs	—	—	—	—	—	—	—

Total Gypsum	—	2	(2)	—	—	—	—

- Employee termination benefits	1	1	(1)	—	(1)	—	—
- Other costs	7	1	(1)	—	(6)	—	1

Total Specialty Products	8	2	(2)	—	(7)	—	1

US GAAP provisions	35	107	(157)	180	(7)	—	158

Cash payments for restructuring costs provided at December 31, 2001, under US GAAP are expected to be incurred in 2002.

The 158 million euros restructuring provisions determined in accordance with US GAAP at December 31, 2001 includes 113 million euros for employee termination benefits, which can be analyzed, as follows:

Number of employees

German plans	513
US plans	273
UK plans	233
Other plans	416

Total	1,435

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

During the year ended December 31, 2001, the US GAAP restructuring expense was approximately 107 million euros. Such restructuring expense included the following major actions:

		Year ended December 31, 2001

CEMENT		(in million euros)
Philippines
-	Severance costs due to the closure of production lines in Lafarge Philippines companies with respect to the integration of Blue Circle Philippines	1
USA
-	Closing of Sugar Creek cement plant	2
Greece
-	Voluntary termination benefits for 313 employees at Blue Circle Greece cement companies	24

AGGREGATES & CONCRETE

USA
-	Elimination of positions upon the integration of BCI North America	8
Canada
-	Cost of change from a full production to a swing production of Kamloops plant in Lafarge North America	1
Greece
-	Voluntary termination benefits for 26 employees at Blue Circle Greece cement companies	2

ROOFING

Germany
-	Termination benefits for 186 employees with respect to Dachsysteme GmbH and Ruppkeramik GmbH downsizing plans	12
-	Involuntary termination benefits at Lafarge couverture, Lafarge Roofing system components & Co and Schiedel GmbH & Co with respect to the downsizing program implemented in these companies	4
-	Termination benefits for 24 employees with respect to the downsizing program implemented at RBB production technology Ltd	2
Netherlands
-	Termination benefits for 32 employees and other exit costs at Redland Dakproducten BV with respect to the closure of production sites	5

GYPSUM

Poland
-	Termination benefits in Lafarge Gyps Polska	2

Other plans less than 1 million euros		44

Current year restructuring expense		107

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The table below reconciles the balance sheet movements in the restructuring provision as determined under US GAAP for the year ended December 31, 2000. The column entitled “Currency translation adjustments and others” includes translation adjustments generated by foreign subsidiaries on the variation of the provisions and reclassification of provisions. All amounts indicated in the table below are expressed in million euros, unless otherwise stated:

	January 1, 2000	Current year expense, net	Cash payments	Recognition upon business combination	Removal upon business disposals	Currency translation adjustments and others	December 31, 2000

- Restructuring provisions	95	28	(52)	42	(15)	3	101
- Costs incurred under both French and US GAAP, and paid in the same year	—	16	(16)	—	—	—	—

Total French GAAP	95	44	(68)	42	(15)	3	101

Change in consolidation method for US GAAP purposes (Note 31-11)	—	—	—	—	12	—	12

- Voluntary termination offer not accepted at balance sheet date	(8)	(1)	—	—	—	—	(9)
- Plans not announced at balance sheet date	(19)	(4)	—	(28)	—	(1)	(52)
- Cost to train or relocate employees to another site	(2)	1	—	—	—	—	(1)
- Cost to move inventory or tangible assets to another location	(1)	1	—	—	—	—	—
- Reengineering and consulting costs	(1)	1	—	—	—	—	—
- Other exit costs that do not qualify for accrual	(24)	17	—	(3)	—	—	(10)

US GAAP adjustments	(55)	15	—	(31)	—	(1)	(72)

US GAAP reclassifications	(9)	—	—	3	—	—	(6)

US GAAP provisions	31	59	(68)	14	(3)	2	35

- Employee termination benefits	6	15	(19)	—	—	—	2
- Other costs	5	12	(14)	7	—	—	10

Total Cement	11	27	(33)	7	—	—	12

- Employee termination benefits	1	1	—	—	—	—	2
- Other costs	2	2	(3)	—	—	—	1

Total Aggregates & Concrete	3	3	(3)	—	—	—	3

- Employee termination benefits	5	6	(4)	(1)	—	—	6
- Other costs	5	9	(7)	2	(3)	—	6

Total Roofing	10	15	(11)	1	(3)	—	12

- Employee termination benefits	—	—	—	—	—	—	—
- Other costs	1	1	(3)	—	—	1	—

Total Gypsum	1	1	(3)	—	—	1	—

- Employee termination benefits	3	3	(9)	4	—	—	1
- Other costs	3	10	(9)	2	—	1	7

Total Specialty Products	6	13	(18)	6	—	1	8

US GAAP provisions	31	59	(68)	14	(3)	2	35

Restructuring provisions under US GAAP consist of the following at December 31, 2000: long-term portion for 3 million euros, and current portion for 32 million euros. Cash payments for the long term portion of restructuring costs, at December 31, 2000, under US GAAP are expected to be incurred in 2002. The 35 million euros restructuring provisions determined in accordance with US GAAP at December 31, 2000 includes 11 million euros for employee termination benefits, which can be analyzed, as follows:

Number of employees

German plans	163
Polish plans	104
South African plans	63
Other plans	69

Total	399

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

During the year ended December 31, 2000, the US GAAP restructuring expense was approximately 59 million euros. Such restructuring expense included the following major actions:

Year ended December 31, 2000

CEMENT	(in million euros)
USA
- Cost of closing Sugar Creek 1, a cement manufacturing plant in Lafarge North America.	2
Canada
- Costs with respect to the restructuring of Kamloops, a cement manufacturing plan in Lafarge Canada.	2
Romania
- This plan was compliant with EITF 95-3 in 2000 and related to the downsizing of Lafarge Romcim.	2
France
- Early retirement benefits in Lafarge Ciments.	3
Spain
- Early retirement benefits in Lafarge Asland corresponding to the departure of 20 employees.	4
Morocco
- Termination benefits in Lafarge Ciment Maroc.	2

ROOFING

Germany
- Termination benefits for 65 employees and other exit costs at Lafarge Braas Dachsysteme GmbH with respect to the closure of two plants (Oldenburg and Hirschfel) in March 2001. The plan was announced in December 2000.	4
- Termination benefits for 37 employees and other exit costs at Schiedel GmbH with respect to the closure of the plants at Ferhbellin and Lübschütz.	2

SPECIALTY PRODUCTS
Germany
- Termination costs and other termination benefits with respect to the closure of the Bösenberg facility.	3
Other plans less than 1 million euros	35

Current year restructuring expense	59

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

5.	Other provisions

(a)	Accounting for provisions for unrealized foreign exchange losses

French GAAP allows for the limitation of foreign currency exchange losses on debt negotiated in foreign currencies where the interest rate on the foreign debt is less than that available on the local currency. In such situations, the loss is limited to the difference between the actual interest expense recorded and the amount of interest expense that would have been recorded if the debt was originally negotiated in the local currency.

US GAAP requires that the foreign currency translation gain or loss on the foreign denominated debt be included in income for the period.

(b)	Accounting for site restoration provisions

French GAAP allows provisions for site restoration and environmental liabilities to be determined on a discounted basis if the effect of the time value of money is material. Under US GAAP, based on American Institute of Certified Public Accountants Statement of Position 96-1, Environmental Remediation Liabilities, (“SOP 96-1”), a company can elect to discount environmental liabilities and site restoration provisions only when the timing and amounts of payments are fixed and reliably determinable. Under US GAAP, the Company does not discount these liabilities.

(c)	Other

Prior to January 1, 2002, the Company recorded provisions based on management's estimates of other possible risks, such as tax litigation, employee claims, indemnification for companies sold, possible exchange losses, and environmental risks. Under US GAAP, these provisions have been reversed to the extent that they do not meet specific criteria of Statement of Financial Accounting Standards 5, Accounting for Contingencies (“SFAS 5”) for accrual under US GAAP at the balance sheet date. Pursuant to SFAS 5, when the risk of loss is considered reasonably possible of occurrence under US GAAP, only disclosure of the contingent liability is required.

As of January 1, 2002 the Company has adopted the new French accounting regulation Comité de la Réglementation Comptable 2000-06 (“CRC 00-06”). The new French standard defines loss contingencies substantially the same as SFAS 5.

6.	Stock based compensation and employee stock plans

(a)	Employee stock option plans

Under French GAAP, compensation cost is not recorded for stock options and stock purchase plans. Under US GAAP, the Company accounts for stock based compensation awards pursuant to Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (“APB 25”) which requires that compensation expense be recorded when the market price of the stock at the measurement date exceeds the amount the employee is required to pay upon exercise of the option. The stock options granted to employees have been repriced in situations where there would be a theoretical dilution of the option holder’s percentage interest in the Company. Typically, these repricing events arise from the Company’s issuance of common stock or warrants. Under US GAAP, the repricing of the Company‘s stock option plan causes the plan to be considered a variable plan under APB 25. As a result, the Company has recorded a recovery of previously recognized compensation expense of 60 million euros in the year ended December 31, 2002, recorded compensation expense of 50 million euros in the year ended December 31, 2001 and recorded a recovery of previously recognized compensation expense of 22 million euros in the year ended December 31, 2000. Additional disclosures in accordance with APB 25 and Statement of Financial Accounting Standards 123, Accounting for Stock Issued to Employees (“SFAS 123”) are presented in Note 33-2.

In accordance with SFAS 123, the Company discloses compensation cost based on the estimated fair value of the options on the grant dates. Compensation cost is estimated to be the fair value of all options granted based on the binomial option-pricing model for the Lafarge S.A. options and the Black Scholes model for the Lafarge North America options.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As of December 31, 2002, the Company adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure.
The costs associated with options granted in each of the three years ended December 31, 2002, 2001 and 2000 are 35.7 million euros, 34.8 million euros and 21.0 million euros, respectively. The pro-forma amounts below reflect the fair value effect as if the options granted had been charged to income for the years presented.

	Years ended December 31,

	2002	2001	2000

	(in million euros except per share amounts)
Numerator
US GAAP (Note 32 (c))
Net earnings for purposes of :
- basic earnings per share	436	702	482
- diluted earnings per share	436	725	482

Stock-based employee compensation (recovery) expense included in net earnings	(53)	45	(13)
Total stock-based employee compensation expense determined under fair value based method for all awards	(36)	(35)	(21)

Net effect on basic and diluted earnings	(89)	10	(34)

Pro forma
Net earnings for purposes of :
- basic earnings per share	347	712	448
- diluted earnings per share	347	735	448

Earnings per share
US GAAP
Basic	3.36	5.57	4.43

Diluted	3.34	5.47	4.36

Pro forma
Basic	2.68	5.65	4.12

Diluted	2.66	5.55	4.05

Number of shares
US GAAP : basic	129,629,000	125,974,466	108,779,000

US GAAP : diluted	130,547,000	132,433,466	110,503,000

The SFAS No. 123 method of accounting does not apply to options granted before January 1, 1995. The pro forma compensation cost may not be representative of that to be expected in future years.

(b)	Employee stock plans

The Company’s shares are offered to employees, as determined by management, at a maximum discount of 20% under the plan “Lafarge in Action”. Under French GAAP, no compensation expense is recorded for the discount. Under US GAAP, such discount must be recorded as compensation expense pursuant to APB 25 with a corresponding increase in additional paid-in capital. An amount of 25 million euros has been charged to income for US GAAP purposes in 2002. There were no such shares issued to employees in 2001 and 2000.

In conjunction with the Company stock purchase plan described above, the Company has granted loans to employees for the purpose of subscribing to the offered shares. Pursuant to APB 25, such loans are recorded as a reduction of shareholders’ equity. At December 31, 2002 an amount of approximately 21 million euros remains outstanding on these loans.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

7.	Debt instruments

On March 20, 2000, the Company issued debt redeemable in shares with detachable stock purchase warrants in conjunction with the acquisition of the Blue Circle shares. For the purposes of French GAAP, the proceeds of the issuance were not separately allocated between the fair values of the warrants and the debt. Under US GAAP, Accounting Principles Board Opinion 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, (“APB 14”) requires that the fair value of detachable warrants be allocated to permanent equity with a corresponding discount to the issued debt. The discounted debt is amortized to expense over the repayment term using the interest method. Based upon quoted market prices of the debt and the warrants, proceeds allocated to the warrants approximated 97 million euros at the date of issuance. The debt was fully repaid in 2000. Consequently, the difference between the carrying amount of the debt and the cash paid to extinguish the debt was charged to expense for purposes of US GAAP in May 2000. Accordingly, the US GAAP reconciliation for the year ended December 31, 2000 includes an extraordinary charge to the income statement of 97 million euros. As there is no expense recognition for French tax purposes, no income tax benefit results from this extraordinary charge under US GAAP.

8.	Investments in marketable securities

In accordance with French GAAP, as described in Note 2 (j), the Company’s policy is to value marketable securities and other equity securities at the lower of historical cost or net realizable value with any resulting unrealized losses recorded in the statement of income. French GAAP does not permit upward adjustments in the value of these securities to reflect their fair market value.

Under US GAAP, Statement of Financial Accounting Standards 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”), requires that investments in marketable securities be divided into three categories: trading (securities that are bought and held principally for the purpose of selling them in the near term), held to maturity (securities that the Company has a positive intent and ability to hold to maturity), and securities available for sale (all other securities). Most of the marketable debt and equity securities of the Company are classified as available for sale with unrealized gains and losses excluded from earnings and reported as a component of shareholders’ equity (other comprehensive income). Unrealized losses that are other than temporary are charged to income.

Available-for-sale securities

At December 31, 2002, 2001 and 2000, the Company’s cost, gross unrealized gains, gross unrealized losses and fair value of the available-for-sale investment securities by major security type are as follows:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

	(in million euros)

2002	319	—	105	214

2001	317	—	53	264

2000	420	216	—	636

The change in the net unrealized gains or losses on available for sale securities that have been included in a separate component of shareholders’ equity for 2002, 2001 and 2000 is a decrease of 52 million euros, a decrease of 269 million euros and a decrease of 4 million euros, respectively.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Gross realized gains and losses on marketable securities classified as available-for-sale are included in the Company’s consolidated statements of income. Realized gains and losses for securities held by the Company are determined using the average cost method. Gross realized gains and losses for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Proceeds	Book value	Gross realized gains	Gross realized losses

	(in million euros)

2002	—	—	—	—

2001	314	109	205	—

2000	154	48	106	—

9.	Equity method investments

(a)	US GAAP reconciliation

Under French GAAP, the Company accounts for its investments on the equity method using the investees local GAAP adjusted as necessary to be in accordance with French GAAP. Under US GAAP, the results of operations and financial position of these investees must be accounted for in accordance with US GAAP prior to the Company’s recognition of its share in income of companies accounted for under equity method. The adjustments to present investees under US GAAP relate primarily to accounting for business combinations, deferred income taxes, marketable securities, derivative instruments, provisions for restructuring, pensions, general provisions, maintenance and other provisions, start-up costs and fixed asset revaluations.

(b)	Amortization of goodwill

Under French GAAP, the excess of the purchase price of equity method investments over the historical net book value of the investment is generally considered as goodwill, and is amortized over 40 years. Under US GAAP, such excess purchase price is allocated to the corresponding underlying assets of the investee and amortized over their respective useful lives, ranging from 15 to 25 years.

(c)	Acquisition of Blue Circle Industries, plc

Prior to the date of acquisition, under French GAAP, the Company’s 22.58 % investment in Blue Circle, was accounted for using the cost method. For purposes of US GAAP, prior to the date of acquisition this investment was accounted for using the equity method of accounting.

10.	Start-up costs

Start-up costs capitalized by the Company under French GAAP have been expensed under US GAAP following the requirements of American Institute of Certified Public Accountants Statement of Position 98-5, Reporting of Costs of Start-Up Activities (“SOP 98-5”). As a result, there is a timing difference in the expense recognition between French and US GAAP. For the years ended December 31, 2002, 2001, and 2000 start-up costs expensed under US GAAP were greater than (less than) the amortization of previously capitalized costs in French GAAP as follows; 2002, (9) million euros; 2001, (3) million euros; 2000, 3 million euros.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

11.	Disposal of the Specialty Products division

On December 28, 2000, the Company entered into a legally binding agreement to dispose of 65.31% of the Specialty Products division, with the exception of the US Road Marking Business and the Lime Business.

Under French GAAP, the gain on disposal of these businesses has been included in the statement of income for the year ended December 31, 2000, since the conditions outstanding at year end, independent of the will of the parties, were fulfilled at the date the accounts were approved and finalized. Under US GAAP, this gain was not recognized in the year-ended December 31, 2000, but at the date of the formal closing and transfer of shares, which occurred upon cash settlement on January 22, 2001.

Because under French GAAP the Company considers it has sold the majority of this division, all companies in the part of the division considered sold are presented as equity method investments under French GAAP at December 31, 2000. In US GAAP however, all companies included in the Specialty Products division remain fully consolidated at December 31, 2000 as the disposal is not considered effective until January 22, 2001.

12.	Derivative instruments

(a)	Accounting for derivative instruments

Under French GAAP, the fair value of derivative instruments are recorded in the Company’s accounting records when the assets and liabilities of an acquiree are fair valued as the result of a business combination. In all other situations, French GAAP does not require the recognition of the fair value of derivative instruments. As of January 1, 2001 pursuant to the guidance in Statement of Financial Accounting Standards 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as interpreted and amended, the Company records financial instruments which meet the criteria for recognition as derivatives. Derivative instruments are marked to market and recorded on the balance sheet. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company designates its derivatives based upon the criteria established by SFAS 133. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivatives gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

As a result of the application of SFAS 133, for the years ended December 31, 2002 and 2001, the Company has recognized the net amount of 5 million euros recorded as a decrease in income and 3 million euros recorded as an increase in other comprehensive income and 12 million euros as a decrease in income and 137 million euros as a decrease in other comprehensive income, respectively.

(b)	Blue Circle transaction

In June 2000, the Company and Dresdner entered into an agreement whereby the Company agreed to compensate Dresdner for any loss on the sale of their Blue Circle shares and, any profit on the sale of the shares held by Dresdner will be shared between the Company and Dresdner. French GAAP does not require the valuation and recording of this agreement in the Company's accounts. For the year ended December 31, 2000, pursuant to US GAAP, specifically the 1986 AICPA issues paper, Accounting for Options (since superceded by SFAS 133, as interpreted and amended) this agreement was considered to be the equivalent of two derivative contracts: (i) a written put option and (ii) a call option, which must be recorded at market value with the gain or loss recorded in income. The net market value of these options at December 31, 2000, using the Black-Scholes option pricing model was a loss of 12 million euros. Accordingly, the US GAAP reconciliation for the year ended December 31, 2000 includes this amount as a decrease in US GAAP net income. This contract was settled in 2001, under French GAAP the net proceeds received by the Company were treated as a reduction of the purchase price of Blue Circle. For purposes of US GAAP, there is an increase in US GAAP income of 49 million euros (before taxes) resulting from the net increase in the fair value of the two derivative contracts in 2001.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c)	Options on shares of investees

In connection with the Company’s acquisitions of shares in certain investees, the related shareholder agreements contain call options and written put options on shares owned by other co-investors. French GAAP does not require the valuation and recording of these options in the Company’s accounts. For the year ended December 31, 2000 under US GAAP, specifically the 1986 AICPA issues paper, Accounting for Options, (since superceded by SFAS 133 as interpreted and amended) upon acquisition of the shares in each of these investees, the written put options would be recorded at their fair market values and recorded as liabilities, and a portion of the acquisition price would be allocated to the related call options. Subsequent to acquisition, the options would be marked to market, with gains and losses recorded in net income. The application of SFAS 133 did not change the method of accounting for these options. The market value of options are as follows:

	At December 31,

	2002	2001	2000

	(in million euros)
Put options	3.1	14.1	13.2
Call options	—	17.4	6.4

13.	Investment subsidies

Under French GAAP, certain government investment subsidies were recorded in income when received, or were deferred and amortized over the remaining service periods of the employees at the related facilities. Under US GAAP, investment subsidies are deferred and amortized over the useful lives of the property plant and equipment in which the funds were invested.

14.	Other items

Other differences between accounting principles followed by the Company and US GAAP are not individually significant, and are presented in the aggregate in the reconciliation of net income and shareholders’ equity.

15.	Lafarge Roofing GmbH (formerly Lafarge Braas) minority interests acquisition in 1999 and 2000

The acquisition by the Company of the 43.5% minority interests in Lafarge Braas through a share for share exchange was accounted for under French GAAP from the date of the contract signing which was December 22, 1999. Approximately 44% of the total share consideration for this transaction was issued in December 1999. The remainder, approximately 286 million euros, was issued on June 20, 2000 after an authorized increase in share capital. For purposes of US GAAP, the transaction is to be accounted for as a two step acquisition based upon the dates the shares were exchanged with the minority shareholders. Consequently, an additional 82 million euros of goodwill was recorded under US GAAP based upon the different methodologies used to determine the purchase price under French and US GAAP (Note 31-1 (b)).

In addition, there is an effect on the Company’s net income under US GAAP because the investment in 2000 was recorded without minority interests for purposes of French GAAP. Under US GAAP the effects of minority interests would be reflected until the final exchange of shares on June 20, 2000. Due to the above, the effect upon the Company’s French GAAP income for 2000 is a reduction of 11 million euros.

Back to Contents
LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

16.	Accounting for hyper-inflationary economies

For the period from December 31, 1997 to January 1, 2001 for French GAAP, Indonesia was designated as hyper-inflationary by the Company and accounted for as described in Note 2 (d). The expectation, during that period, was that the worsening economic and political situation along with the strong devaluation of the Indonesian rupiah would lead to a hyper-inflationary economic environment.

The US GAAP criteria used to determine hyper-inflation is a cumulative inflation rate of 100% or greater for the three years prior to the year of conversion. Based upon various indices, the Indonesian economy did not exceed the 100% inflation threshold in the three years prior to 1997. Accordingly, for US GAAP purposes, Indonesia should not have been considered highly inflationary. Amounts related to the differences in accounting policies between French and US GAAP are included in the reconciliation line item “Other items”. The effects on US GAAP net income for the years ended December 31, 2002, 2001 and 2000 are an increase of 4 million euros, an increase of 4 million euros and a decrease of 9 million euros, respectively. The effects on US GAAP equity at December 31, 2002, 2001 and 2000 are a decrease of 22 million euros, a decrease of 26 million euros and a decrease of 31 million euros, respectively.

17.	Items affecting the presentation of consolidated financial statements

(a)	Consolidation of less than majority owned entities

Under US GAAP, control is normally defined as voting control (over 50%) although there may be facts and circumstances that permit consolidation in other cases. In the case of the companies indicated by (1) in Note 34, full consolidation is considered appropriate under French GAAP while under US GAAP equity accounting is considered appropriate because the criteria in Statement of Financial Accounting Standards 94, Consolidation of all Majority Owned Subsidiaries, (“SFAS 94”) and Emerging Issues Task Force 97-2, Application of FASB Statement N°94 and APB Opinion N°16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements (“EITF 97-2”), are not satisfied to justify consolidation under US GAAP.

This difference in accounting policy has no effect on net income or shareholders’ equity. However, this difference would reduce net sales by 253 million euros, 496 million euros and 705 million euros for 2002, 2001 and 2000, respectively and operating income by 37 million euros, 98 million euros and 112 million euros for 2002, 2001 and 2000, respectively.

(b)	Accounting for joint-venture investments and use of proportionate consolidation method

Companies indicated by (2) in Note 34, that are accounted for using the proportionate consolidation method under French GAAP are accounted for by the equity method for US GAAP purposes.

This difference in accounting policy has no effect on net income or shareholders’ equity. However, this difference would reduce net sales by 950 million euros, 839 million euros and 654 million euros for the years ended December 31, 2002, 2001 and 2000, respectively, and reduce operating income by 166 million euros, 106 million euros and 86 million euros for the same periods, respectively.

(c)	Reclassification to operating income under US GAAP

Under US GAAP, certain items such as restructuring expenses, non recurring pension costs, net gains on disposals of fixed assets, other non recurring provisions and costs classified as other income (expense) would be classified as part of operating income. Additionally, prior to January 1, 2002, amortization of goodwill would be reclassified as operating expense under US GAAP. According to Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements (“SAB 101”), and SEC Regulation S-X, Article 5-03 (b), capital gains or losses on sales of consolidated entities or equity affiliates are also classified for US GAAP purposes as operating income (loss). Under French GAAP the items mentioned in this paragraph are not included in operating income on ordinary activities.

Back to Contents
LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(d)	Reclassification to non operating income (loss) under US GAAP

Under US GAAP, gains and losses from disposals of long-term equity investments classified in the caption gains on disposals under French GAAP, would be considered gains and losses from the sale of marketable securities and therefore classified as part of non operating income. Additionally, dividends received, classified as financial expenses, net under French GAAP would also be classified as part of non operating income under US GAAP.

(e)	Impairment charges

As described in Note 2 (k), the Company evaluates the recoverability of long-lived assets, including goodwill and records a charge if the assets are considered impaired.

In 2002 and 2001, under French GAAP, the Company did not record any significant impairment charge. In 2000, the Company recorded two impairment charges for an aggregate amount of 30 million euros. One impairment charge (16 million euros) was recorded related to Turmgips, a wholly owned subsidiary in Germany, due to continued poor operating results subsequent to its acquisition in 1994. The impairment charge was based on a valuation resulting from an analysis of discounted cash flows. A second impairment charge (14 million euros) was recorded related to Lafarge Road Marking System, a wholly owned subsidiary in the US acquired by the Company in 1998. The sale of similar businesses in 2000, provided an indicator of potential impairment and the Company with the assistance of its investment advisors, determined that the carrying value of its investment in Lafarge Road Making System was in excess of its fair value. Under French GAAP impairment charges are recorded in the line item “amortization of goodwill” and included in other operating expenses for US GAAP purposes.

(f)	Reclassification of preferred shares issued by consolidated subsidiaries in the caption minority interests (US GAAP)

French GAAP requires that preferred shares issued by consolidated subsidiaries be presented as debt on the parent company’s balance sheet where the shares are redeemable by the shareholder and where the related dividends are not based upon profits. Accordingly, the dividend applicable to the preferred shareholders is presented in interest expense on the statement of income. Pursuant to US GAAP, equity interests in consolidated subsidiaries owned by third parties are classified as minority interests on the balance sheet. Dividends applicable to such equity interests are presented within the caption minority interests on the consolidated statements of income. The Company has reclassified from long-term debt to minority interests 119 million euros, 113 million euros and 102 million euros as at December 31, 2002, 2001 and 2000, respectively. The amount reclassified relates to preferred shares issued by a subsidiary of Lafarge North America Inc. on December 29, 2000, in conjunction with the Warren merger. Therefore, minority interests under US GAAP include 166.4 million shares of no par value preferred stock (the “Preferred Shares”). The holder of the Preferred Shares is entitled to receive cumulative, preferential cash dividends at the annual rate of 6.0 percent of the issue price (of USD 113 million) from 2001 to 2003, 5.5 percent of the issue price from 2004 to 2005 and 5 percent of the issue price thereafter. The Preferred Shares are redeemable at the original issue price, in whole or in part, on or after December 29, 2005 at the option of the holder thereof. Further, at any time following December 29, 2015, Lafarge North America Inc. may redeem all or a portion of the then outstanding preferred shares at an amount equal to the issuance price. The preferred shares are entitled to a preference over the common stock and exchangeable shares of Lafarge North America Inc. with respect to the payment of dividends and to the distribution of assets of Lafarge North America Inc. in the event of Lafarge North America Inc.’s liquidation or dissolution.

(g)	Gross up of deferred tax assets and liabilities

As discussed in Note 9, the parent company's tax liability is determined on a world-wide basis in accordance with a tax agreement with the French Tax Authorities. As required per this agreement, the book and tax basis differences that exist in various foreign subsidiaries are in certain circumstances adjusted at the parent company level when preparing the world-wide tax return. Such basis adjustments create additional deferred tax assets and liabilities which under French GAAP are offset and reflected as a net amount in the caption other, net in Note 9 (c). Under US GAAP, those additional deferred tax assets and liabilities are disclosed separately at their gross amounts in Note 33-3 (a).

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(h)	Cash and cash equivalents

The Company accounts for cash and cash equivalents as described in Note 19. At December 31, 2000, under US GAAP, cash and cash equivalents does not include a receivable of 667 million euros representing the cash received on January 22, 2001, related to the sale of the majority of the Specialty Products segment.

(i)	Intangible assets

Under French GAAP certain amounts are included in the balance sheet caption “Intangible assets” which do not meet the definition of an intangible asset under SFAS 141 and SFAS 142. Accordingly, these amounts are reclassified for purposes of US GAAP (Note 31-18 (a)).

18.	Other items related to US GAAP accounting

(a)	Adoption of new US GAAP accounting pronouncements

•	Adoption of SFAS 141 and SFAS 142

Under French GAAP, acquired goodwill is amortized over the expected period of benefit, which does not exceed forty years. In June 2001, The Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” These statements establish new accounting and reporting standards for business combinations and associated goodwill and intangible assets. They require, among other things, elimination of the pooling of interests method of accounting, no amortization of acquired goodwill, and a periodic assessment for impairment of all goodwill and intangible assets acquired in a business combination. SFAS 141 and SFAS 142 supersede APB Opinions No. 16 “Business Combinations” and No. 17 “Intangible Assets”, respectively. As required by these new standards, the Company adopted SFAS 141 for all acquisitions subsequent to June 30, 2001. SFAS 142 was adopted as of January 1, 2002.

In the year of adoption, SFAS 142 required that the Company perform a transitional goodwill impairment evaluation. To do this, the Company identified its reporting units and determined the carrying value of each by assigning the Company’s assets and liabilities, including existing goodwill, to them. The Company calculated the fair value of each reporting unit by using a combination of present value and multiple of earnings valuation techniques and compared it to the reporting unit's carrying value. The multiple of earnings valuation uses public company trading multiples and merger and acquisition transaction multiples, whereas, the present value technique is based on an evaluation of future discounted cash flows. The Company's discounted cash flow evaluation used discount rates that corresponds to the credit and risk profile for each reporting unit. Certain other key assumptions utilized, including sales volume, revenue, and operating expenses, are based on management estimates, are consistent with those utilized in the Company’s annual planning process, and take into account the specific and detailed operating plans and strategies of each reporting unit. Completion of the initial evaluation indicated that goodwill recorded on the Roofing reporting segment was impaired for purposes of US GAAP as of January 1, 2002.

The circumstances leading to the goodwill impairment for reporting units of the Roofing segment, include in mature markets an overcapacity, and weaker demand for roofing products, due to worsening global economic trends. These circumstances caused lower than expected operating profits, cash flows, and are evidence that initial growth expectations assumed when the reporting units were acquired have changed.

As a consequence of the above, the Company has recognized a goodwill impairment charge of 160 million euros as a cumulative effect of a change in accounting principle. For purposes of French GAAP, a goodwill impairment charge was not required based upon the fact that the carrying amount of Roofing segment goodwill is substantially less under French GAAP due to the US GAAP application of the balance sheet liability method of accounting for deferred taxes prior to January 1, 2000 (Notes 31-2 (a)), and different methods employed under French and US GAAP to determine the purchase price in business combinations (Notes 31-1 (b), 31-15).

The following table presents details of intangible assets:

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	At December 31, 2002

	Gross carrying amount	Accumulated amortization	Net

	(in million euros)

Mineral rights	44	(10)	34
Customer lists	15	(5)	10
Non-compete contracts	13	(11)	2
Other intangible assets	59	(37)	22

Intangible assets	131	(63)	68

The following table displays the changes in the carrying amount of goodwill by reportable segment:

	Cement	Aggregates & Concrete	Roofing	Gypsum	Other	Unallocated	Total

	(in million euros)

At January 1, 2002	4,794	845	1,252	95	23	761	7,770
Additions	92	6	7	17	—	—	122
Disposals	(111)	—	—	—	(1)	—	(112)
Impairment charges	—	—	(160)	—	—	—	(160)
Purchase accounting adjustments	686	31	(42)	(5)	6	(737)	(61)
Reclassifications	—	110	(110)	—	—	—	—
Translation adjustments	(604)	(99)	(34)	(4)	(4)	(24)	(769)

At December 31, 2002	4,857	893	913	103	24	—	6,790

Goodwill is recorded as of the date of acquisition based upon a preliminary purchase price allocation. The Company typically makes adjustments to the preliminary purchase price allocation during the one year allocation period as the Company finalizes the determination of fair value of certain assets and liabilities such as property, plant and equipment, intangible assets, pension and other post-retirement benefit obligations, contingent liabilities, and deferred and current tax balances.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SFAS 142 requires disclosure of what reported income before extraordinary items and net income would have been in all periods presented including amortization expense (including any related tax effects) recognized in those periods related to goodwill, or intangible assets that are no longer being amortized.

The effects of the above is presented in the table below.

	Years ended December 31,

	2002	2001	2000

	(in million euros, except per share amounts)
Reported income before cumulative effect of accounting change	596	702	482
Add back amortization of goodwill	—	142	120
Adjusted income before cumulative effect of accounting change	596	844	602
Cumulative effect of accounting change	(160)	—	—

Adjusted net income	436	844	602

Net income per share – basic:
Reported income before cumulative effect of accounting change	4.59	5.57	4.43
Add back amortization of goodwill	—	1.13	1.10
Adjusted income before cumulative effect of accounting change	4.59	6.70	5.53
Cumulative effect of accounting change	(1.23)	—	—

Adjusted net income per share – basic	3.36	6.70	5.53

Net income per share – diluted:
Reported income before cumulative effect of accounting change	4.56	5.47	4.36
Add back amortization of goodwill	—	1.07	1.09
Adjusted income before cumulative effect of accounting change	4.56	6.54	5.45
Cumulative effect of accounting change	(1.22)	—	—

Adjusted net income per share – diluted	3.34	6.54	5.45

(b)	Disposal of a portion of the Specialty Products segment

Effective December 28, 2000, for purposes of French GAAP, the Company disposed of a majority portion of its Specialty Products segment. The Company plans to report only four business segments on a prospective basis as the retained 33.36% interest in the businesses comprising the former Specialty Products segment (“Materis”) is not considered reportable pursuant to Statement of Financial Accounting Standards 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). Under US GAAP, based upon the fact that the Company has retained an equity method investment in its former segment and therefore has not disposed of a segment, the Company has not accounted for the disposal of these assets as discontinued operations.

(c)	Revenue recognition

The following revenue recognition policy disclosure is provided to supplement the disclosure in the French GAAP footnotes, to comply with the requirements of Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements” (“SAB 101”).

•	Accounting for sales returns
Under both US GAAP and French GAAP, provisions for returns are recorded in the same period as the related sales.

•	Accounting for shipping and handling costs
Under US GAAP, the Company applies the provisions of the Emerging Issues Task Force 00-10 (“EITF 00-10”), “Accounting for Shipping and Handling Costs”, which provides guidance regarding how shipping and handling costs incurred by the seller and billed to a customer should be treated. EITF 00-10 requires that all amounts billed to a customer in a sales transaction related to shipping and handling be classified as revenue, and the costs incurred by the seller for shipping and handling be classified as an expense. There is no material difference in the Company’s accounting for shipping and handling costs between French and US GAAP.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

•	Accounting for rebates
The Company offers certain rebates to its customers. Under US GAAP the Company applies the provisions of Emerging Issue Task Force 00-14 (“EITF 00-14”), “Accounting for Certain Sales Incentives”, which requires the recognition of the cost of a sales incentive, such as a rebate, at the date at which the related revenue is recorded, or at the date at which the incentive is offered, if later. The Company also offers certain volume-based sales incentives to its customers. The value of such awards historically has been insignificant in relation to the value of the transactions necessary to earn the awards. The Company records a liability for the estimated cost of such awards when the incentive is offered. All sales incentives are classified as a reduction of revenue. There is no material difference in the Company’s accounting for sales incentives between French and US GAAP.

(d)	Securitization arrangement

During 2000, Lafarge North America Inc. entered into a receivables securitization program to provide Lafarge North America Inc. with a cost-effective source of working capital and short-term financing. Under the program, Lafarge North America Inc. agreed to sell, on a revolving basis, certain of its accounts receivable to a wholly-owned, special purpose subsidiary (the “SPS”). The SPS in turn entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to unrelated third-party purchasers up to a maximum of USD 200 million (190.7 million euros). On April 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125” which is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. In accordance with SFAS 140, the receivables securitization transactions have been accounted for as sales and, as a result, the related receivables and debt have been excluded from the accompanying consolidated balance sheets. The Company has received proceeds from the sale of trade receivables of USD 1,889.2 million (1,801.5 million euros), USD 1,990.9 million (2,259.0 million euros) and USD 713.8 million (767.1 million euros) for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, 2001 and 2000, the Company administered USD 143.4 million (136.7 million euros), USD 116.5 million (132.2 million euros) and USD 146.0 million (156.9 million euros), respectively, of outstanding receivables that were sold under this arrangement. At December 31, 2002, 2001 and 2000, the related fees and discounting expense of USD 3.4 million (3.6 million euros), USD 7.1 million (7.9 million euros) and USD 3.0 million (3.3 million euros), respectively, have been recorded as “Other operating income (expenses), net” in the accompanying consolidated statements of income. The SPS holds a subordinated retained interest in the receivables not sold to third parties amounting to USD 54.6 million (52.1 million euros), USD 87.0 million (98.7 million euros) and USD 36.6 million (39.3 million euros), at December 31, 2002, 2001 and 2000, respectively. The subordinated interest in receivables is recorded at fair value, which is determined based on the present value of future expected cash flows estimated using management's best estimates of credit losses, and discount rates commensurate with the risk involved. Due to the short term nature of trade receivables, the carrying amount, less allowances, approximates fair value. Variations in the credit and discount assumptions would not significantly impact fair value.

The amount available under the receivables securitization program is determined in the middle of each month based on the actual receivables outstanding as of the prior month end. Periodically, the amount available under the terms of the program falls below the amount borrowed for the prior month. In such cases, amounts borrowed in excess of amounts available at month end are reflected as a payable on the balance sheet. As of 31 December, 2002 and 2001, amounts payable under this arrangement were USD 42.3 million (40.3 million euros) and USD 68.7 million (78.0 million euros), respectively.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(e)   Related party transactions

As disclosed in Note 29, transactions with companies accounted for under the equity method of accounting in French GAAP are not significant. Transactions and balances, in the ordinary course of business, with companies accounted for under the equity method of accounting for purposes of US GAAP are as follows:

	At December 31,

	2002	2001	2000

	(in million euros)
Assets
Accounts receivable-trade, net	47	30	22
Other current receivables	37	17	17
Long-term receivables	114	54	4

Total Assets	198	101	43

Liabilities
Accounts payable, trade	8	1	3
Other current payables	2	1	2
Long-term liabilities	—	25	—

Total Liabilities	10	27	5

	Years ended December 31,

	2002	2001	2000

	(in million euros)

Sales	142	114	91
Cost of goods sold	—	3	22
Selling and administrative expenses	—	(1)	(1)

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 32 – Reconciliation of French GAAP to US GAAP and Presentation of Condensed Financial Statements

The following is a summary reconciliation of net income as reported in the consolidated statements of income to net income as adjusted for the approximate effects of the application of US GAAP for the years ended December 31, 2002, 2001 and 2000 and shareholders’ equity, as reported in the consolidated balance sheets to shareholders' equity as adjusted for the approximate effects of the application of US GAAP at December 31, 2002, 2001 and 2000.

(a)	Reconciliation of net income

		Years ended December 31,

		2002	2001	2000

		(in million euros)
Net income as reported in the consolidated statements of income		456	750	726
1 –	Business combinations	168	(93)	(7)
2 –	Deferred income taxes	(2)	(5)	(12)
3 –	Pension obligations	1	8	(9)
4 –	Restructuring provisions	(87)	(71)	(15)
5 –	Other provisions	(15)	3	18
6 –	Stock based compensation and employee stock plans	35	(50)	22
7 –	Debt instruments	—	—	—
8 –	Investment in marketable securities	—	—	—
9 –	Equity method investments	—	(25)	(23)
10 –	Start up costs	9	3	(3)
11 –	Disposal of the Specialty Products division	—	88	(77)
12 –	Derivative instruments	(8)	52	(16)
13 –	Investment subsidies	—	1	1
14 –	Other items	(3)	4	(13)

Total US GAAP adjustments before income tax, minority interests, extraordinary item and cumulative effect of change in accounting principles		98	(85)	(134)

Tax effects of the above US GAAP adjustments		35	14	(1)
Minority interests (Note 31-15)		7	23	(12)

Net income before extraordinary item and cumulative effect of change in accounting principles according to US GAAP		596	702	579

Extraordinary item (Note 31-7)		—	—	(97)
Goodwill impairment on adoption of SFAS 142 (Note 31-18 (a))		(160)	—	—

Net income according to US GAAP		436	702	482

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(b)	Statements of income according to US GAAP

For purposes of presenting consolidated statements of income for the years ended December 31, 2002, 2001 and 2000 consistent with US GAAP, the Company has reflected the financial statement impact of the above reconciling items between French GAAP and US GAAP presented in the above mentioned notes.

	Years ended December 31,

	2002	2001	2000

	(in million euros)
Sales	13,406	12,434	10,857
Cost of goods sold	(9,820)	(9,393)	(7,775)
Selling and administrative expenses	(1,711)	(1,587)	(1,587)
Other operating (expenses) income, net	(295)	(51)	(183)
Operating income	1,580	1,403	1,312
Interest expense	(565)	(609)	(538)
Interest income	103	116	84
Foreign currency exchange gains (losses), net	83	141	(8)
Non operating (expenses) income, net	(117)	67	63

Income before income tax, share of net income of equity affiliates, minority interests, cumulative effect of change in accounting principles and extraordinary items	1,084	1,118	913
Income tax	(370)	(306)	(304)
Share of net income of equity affiliates	122	94	142
Minority interests	(240)	(204)	(172)

Income before extraordinary items and cumulative effect of change in accounting principles	596	702	579
Extraordinary items	—	—	(97)
Goodwill impairment on adoption of SFAS 142 (Note 31-18 (a))	(160)	—	—

Net income	436	702	482

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c)	Earnings per share according to US GAAP

In accordance with Statement of Financial Accounting Standards 128, Earnings per Share (“SFAS 128”), basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include stock options, warrants, and convertible securities issued by the Company on its own stock. For the year ended December 31, 2000, the weighted average number of basic shares outstanding differs from the French GAAP amount as the shares authorized and issued on the acquisition of the minority shareholders' of Lafarge Braas are reflected as outstanding from January 1, 2000 for French GAAP whereas for US GAAP, they are reflected as outstanding from the date of issuance, June 20, 2000 (Note 31-15).

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 prepared in accordance with US GAAP is as follows:

	Years ended December 31,

	2002	2001	2000

	(in million euros, except share and per share data)
Numerator
Earnings before extraordinary item and cumulative effect of adoption of SFAS 142 (Note 31-18 (a))	596	702	579
Extraordinary loss on early extinguishment of debt	—	—	(97)
Cumulative effect of adoption of SFAS 142 (Note 31-18 (a))	(160)	—	—

Net earnings – basic earnings per share	436	702	482
Interest expense on convertible debt (OCEANE)	—	23	—

Net earnings – diluted earnings per share	436	725	482

Denominator (share amounts)
Weighted average number of shares outstanding	129,629,000	125,974,466	105,508,000
Dilutive effect of rights issue subsequent to year end	—	—	3,271,000

Weighted average number of shares outstanding – basic	129,629,000	125,974,466	108,779,000

Weighed average of dilutive effect of:
- Stock options	918,000	1,241,000	947,000
- Stock warrants	—	100,000	777,000
- Assumed conversion of convertible debt (OCEANE)	—	5,118,000	—

Total potential dilutive shares	918,000	6,459,000	1,724,000

Weighed average number of shares outstanding – fully diluted	130,547,000	132,433,466	110,503,000

Basic earnings per share
- Earnings before extraordinary item and cumulative effect of adoption of SFAS 142	4.59	5.57	5.32
- Extraordinary loss on early extinguishment of debt	—	—	(0.89)
- Cumulative effect of adoption of SFAS 142	(1.23)	—	—

- Net earnings	3.36	5.57	4.43

Diluted earnings per share
- Earnings before extraordinary item and cumulative effect of adoption of SFAS 142	4.56	5.47	5.24
- Extraordinary loss on early extinguishment of debt	—	—	(0.88)
- Cumulative effect of adoption of SFAS 142	(1.22)	—	—

- Net earnings	3.34	5.47	4.36

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(d)	Reconciliation of shareholders' equity

		At December 31,

		2002	2001	2000

		(in million euros)
Shareholders’ equity as reported in the consolidated balance sheets		6,981	7,882	6,043

1 –	Business combinations	118	77	107
2 –	Deferred income taxes	15	26	28
3 –	Pension obligations	(536)	(34)	(15)
4 –	Restructuring provisions	33	49	72
5 –	Other provisions	(15)	41	97
6 –	Employee stock purchase loans	(21)	—	—
7 –	Debt instruments	—	—	—
8 –	Investments in marketable securities	(105)	(53)	216
9 –	Equity method investments	(26)	(26)	(10)
10 –	Start up costs	(5)	(14)	(18)
11 –	Disposal of the Specialty Products division	—	—	(84)
12 –	Derivative instruments	(154)	(146)	(8)
13 –	Investment subsidies	(27)	(28)	(28)
14 –	Other items	(4)	(31)	(21)

Total US GAAP adjustments before income tax, minority interests and cumulative effect of change in accounting principles		(727)	(139)	336

Tax effects of the above US GAAP adjustments		236	42	(83)
Minority interests (Note 31-15)		64	26	13

Shareholders’ equity according to US GAAP before cumulative effect of change in accounting principles		6,554	7,811	6,309

Goodwill impairment on adoption of SFAS 142 (Note 31-18 (a))		(160)	—	—

Shareholders’ equity according to US GAAP		6,394	7,811	6,309

The information below discloses the items effecting shareholders’ equity under US GAAP for the year ended December 31, 2002 (in million euros).

Balance at January 1, 2002	7,811
Net income	436
Dividends paid	(297)
Issuance of common stock (dividend reinvestment plan)	132
Exercise of stock options	8
Employee stock purchase plan	45
Issuance of common stock (Cementia exchange offer)	50
Purchase of treasury stock	(4)
Deferred stock based compensation	(35)
Employee stock purchase loans	(21)
Changes in other comprehensive income	(328)
Changes in translation adjustments	(1,403)

Balance at December 31, 2002	6,394

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(e)	Comprehensive income for the years ended December 31, 2002, 2001 and 2000 under US GAAP

Comprehensive income is a concept that is not addressed by French GAAP. Under US GAAP, comprehensive income is the term used to define all non-owner changes in shareholders’ equity. Comprehensive income includes, in addition to net income, net unrealized gains and losses arising during the period on available for sale securities, movements in cumulative translation adjustments and additional minimum pension liability.

	2002	2001	2000

	(in million euros)
Net income	436	702	482
Net unrealized gains and losses arising during the period on available for sale securities, net of tax benefit	(55)	(246)	(5)
Net unrealized loss on derivative instruments	2	(87)	—
Additional minimum pension liability adjustment net of income taxes	(275)	(13)	5
Changes in cumulative translation adjustments	(1,403)	(20)	18

Comprehensive (loss) income for the year ended December 31	(1,295)	336	500

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(f)	Balance sheets according to US GAAP

Certain reclassifications have been made to the prior periods to conform the 2002 presentation.

			At December 31,

			2002	2001	2000

	Notes		(in million euros)
ASSETS
Cash and cash equivalents			959	1,017	976
Accounts receivable – trade, net			1,644	2,062	1,494
Other receivables			1,043	1,148	922
Inventories			1,459	1,610	1,269
Deferred taxes	33-3		60	41	74

Current assets			5,165	5,878	4,735

Goodwill, net			6,790	7,770	3,792
Intangible assets, net	31-18	(a)	68	67	147
Property, plant and equipment, net			10,327	11,903	7,617
Investments in equity affiliates			1,827	1,580	2,333
Other investments			245	498	884
Deferred taxes	33-3		1,383	1,180	488
Long-term receivables			934	826	481

Long-term assets			21,574	23,824	15,742

Total assets			26,739	29,702	20,477

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable – trade			1,083	1,329	1,109
Other payables			1,864	2,267	1,426
Current portion of long-term debt			467	1,314	535
Short-term bank borrowings			450	435	300

Current liabilities			3,864	5,345	3,370

Deferred taxes	33-3		2,122	1,971	1,291
Pension liability	33-1		1,241	816	633
Provisions	33-4		1,047	741	401
Long-term debt			10,135	10,817	7,149

Long-term liabilities			14,545	14,345	9,474

Minority interests			1,936	2,201	1,324
Common stock (par value: 4 euros ; authorized: 132,880,433)			532	521	429
Outstanding 2002 : 132,880,433 ; 2001: 130,145,800 ; 2000: 112,441,935
Additional paid-in capital			4,805	4,678	3,332
Retained earnings			3,193	2,989	2,555
Cumulative translation adjustments			(1,497)	(91)	(67)
Accumulated other comprehensive (loss) income			(501)	(173)	173
Employee loans receivables			(21)	—	—
Treasury stock (2002 : 1,920,959 ; 2001 : 1,864,372 ; 2000 : 1,837,840)			(117)	(113)	(113)

Total shareholders’ equity			6,394	7,811	6,309

Total liabilities and shareholders’ equity			26,739	29,702	20,477

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(g)	Consolidated statements of cash flows according to US GAAP

For purposes of presenting consolidated statements of cash flows for the years ended December 31, 2002, 2001 and 2000 in a format consistent with US GAAP, the Company has reflected the financial statement impact of the reconciling items between French GAAP and US GAAP presented in the above mentioned notes.

	Years ended December 31,

	2002	2001	2000

	(in million euros)
NET CASH PROVIDED BY OPERATING ACTIVITIES
Net income	436	702	482
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests	240	204	172
Depreciation and amortization of goodwill	851	945	853
Cumulative effect of adoption of SFAS 142 (Note 31-18 (a))	160	—	—
Share of net income of equity affiliates	(122)	(94)	(142)
Gains on disposals, net	(212)	(369)	(194)
Deferred income taxes and tax provisions	70	(67)	32
Stock based compensation	(35)	50	(22)
Other, net	359	67	(4)
Extraordinary loss on extinguishment of debt	—	—	97
Changes in operating assets and liabilities, net of effects from acquisitions of businesses
(Increase) decrease in inventories	(39)	35	300
Decrease (increase) in accounts receivable-trade	460	32	(127)
(Increase) decrease in other receivables	(51)	11	(101)
(Decrease) increase in accounts payable-trade	(517)	(30)	53
(Decrease) increase in other payables	(45)	116	(244)

Net cash provided by operating activities	1,555	1,602	1,155

NET CASH USED IN INVESTING ACTIVITIES
Capital expenditures	(1,010)	(1,332)	(1,209)
Acquisitions of subsidiaries (1)	(263)	(4,599)	(860)
Investments in equity affiliates	(32)	(17)	(1,212)
Dividends received from equity affiliates	57	81	216
Proceeds from sale of property plant and equipment	514	336	108
Proceeds from sale of companies (2)	247	1,759	279
Net (decrease) increase in long-term receivables	(3)	(155)	(20)

Net cash used in investing activities	(490)	(3,927)	(2,698)

NET CASH PROVIDED BY FINANCING ACTIVITIES
Proceeds from issuance of common stock	185	1,388	311
Proceeds from issuance of common stock – minority interests subscription	48	131	18
Issuance of warrants	—	—	97
Purchase of treasury stock	(4)	—	(25)
Dividends paid	(297)	(273)	(215)
Dividends paid by subsidiaries to minority interests	(69)	(43)	(36)
Proceeds from issuance of long-term debt	582	5,485	2,584
Repayment of long-term debt	(734)	(4,598)	(1,147)
(Decrease) increase in short-term debt	(664)	282	(70)

Net cash (used in) provided by financing activities	(953)	2,372	1,517

Net effect of foreign currency translation on cash and cash equivalents	(170)	(6)	10

(Decrease) increase in cash and cash equivalents	(58)	41	(16)
Cash and cash equivalents at beginning of year	1,017	976	992

Cash and cash equivalents at end of year	959	1,017	976

(1) Net of cash and cash equivalents of companies acquired
(2) Net of cash and cash equivalents of companies disposed of

SUPPLEMENTAL DISCLOSURES
Cash payments during the period for
Interest	574	493	488
Income taxes	409	180	413
Non-cash transactions:
Preferred shares issued in connection with the Warren acquisition	—	—	121
Warrants issued in connection with the Warren acquisition	—	—	16
Exercise of stock subscription warrants	—	—	63
Issuance of shares in connection with the acquisition of Lafarge Braas	—	—	320
Issuance of shares in connection with the acquisition of Cementia	50	—	—

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 33 – Additional US GAAP Disclosure Information

1.	Pensions and employee benefits

The liability with respect to defined benefit pension plans is in substantially all instances the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method and applying, when relevant, all provisions of Statement of Financial Accounting Standards 87, Employers’ Accounting for Pensions (“SFAS 87”), Statement of Financial Accounting Standards 88, Employers Accounting for Settlements and Curtailments of Defined Pension Plans and for Termination Benefits (“SFAS 88”), Statement of Financial Accounting Standards 106, Employers Accounting for Post-retirement Benefits Other than Pensions (“SFAS 106”) and Statement of Financial Accounting Standards 112, Employers Accounting for Post-employment Benefits (“SFAS 112”).

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were 2,492.4 million euros, 2,331.6 million euros and 2,049.2 million euros respectively, at December 31, 2002; 375.2 million euros, 238.3 million euros and 169.4 million euros, respectively, at December 31, 2001, and 409.4 million euros, 347.3 million euros and 44.4 million euros, respectively, at December 31, 2000.

The Company has recorded additional minimum liability adjustments as reductions (increases) in other comprehensive income of 275 million, 13 million and (5) million euros, net of tax and minority interests, for the years ended December 31, 2002, 2001 and 2000 respectively. The additional minimum liability results from plans where the accumulated benefit obligation exceeds the fair value of plan assets. Accounting for pension costs under French GAAP does not require the recording of a minimum liability adjustment.

The difference between the net amount accrued under US GAAP and the net amount accrued under French GAAP can be summarized as follows:

	Pension benefits			Other benefits			Total

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	(in million euros)
Net amount recognized under US GAAP	140.2	131.4	(47.2)	(243.3)	(266.9)	(230.8)	(103.1)	(135.5)	(278.0)
Minimum liability adjustment (MLA)	(538.4)	(34.5)	—		—	—	(538.4)	(34.5)	—
Net amount accrued for under US GAAP	(398.2)	96.9	(47.2)	(243.3)	(266.9)	(230.8)	(641.5)	(170.0)	(278.0)
Accrued benefit liability (including MLA)	(997.7)	(548.8)	(401.8)	(243.3)	(266.9)	(230.9)	(1241.0)	(815.7)	(632.7)
Prepaid benefit cost (including MLA)	599.5	645.7	354.6	—	—	0.1	599.5	645.7	354.7

US GAAP adjustments, see Note 32(d)(3)*	536.1	34.1	12.8	(0.6)	—	2.1	535.5	34.1	14.9

Change in scope of consolidation	(13.6)	(15.1)	—	—	—	—	(13.6)	(15.1)	—

Reclassifications **	14.5	25.7	11.8	—	—	3.7	14.5	25.7	15.5

Net amount accrued in consolidated financial statements under French GAAP.	138.8	141.6	(22.6)	(243.9)	(266.9)	(225.0)	(105.1)	(125.3)	(247.6)
Accrued	(478.1)	(511.4)	(374.0)	(243.9)	(266.9)	(225.0)	(722.0)	(778.3)	(599.0)
Prepaid	616.9	653.0	351.4	—	—	—	616.9	653.0	351.4

* Adjustments include impacts of transition obligation, prior service cost, actuarial gains recognized with a different timing under local regulations and minimum liability adjustment.
** Reclassifications include amounts recorded for French GAAP within other payables

The company provides certain retiree health and life insurance benefits to eligible employees who retire in the U.S. or Canada. Salaried participants generally become eligible for retiree health care benefits when they retire from active service at age 55 or later, although there are some variances by plan or unit in the U.S. and Canada. Benefits, eligibility and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the health care plans pay a stated percentage of most medical and dental expenses reduced for any deductible, copayment and payments made by government programs and other group coverage. These plans are unfunded. An eligible retiree’s health care benefit coverage is coordinated in Canada with provincial health and insurance plans and

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

in the U.S., after attaining age 65, with Medicare. Certain retired employees of businesses acquired by the company are covered under other health care plans that differ from current plans in coverage, deductibles and retiree contributions.

In the U.S., salaried retirees and dependents under age 65 have a 2.0 million US dollars (approximately 1.9 million euros) health care lifetime maximum benefit. At age 65 or over, the maximum is 50,000 US dollars (approximately 47,700 euros). Lifetime maximums for hourly retirees are governed by the location and/or bargaining agreement in effect at the time of retirement. In Canada, some units have maximums, but in most cases there are no lifetime maximums. In some units in Canada, spouses of retirees have lifetime medical coverage.

In Canada, both salaried and nonsalaried employees are generally eligible for postretirement life insurance benefits. In the U.S., postretirement life insurance is provided for a number of hourly employees as stipulated in their hourly bargaining agreements, but it is not provided for salaried employees, except those of certain acquired companies.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation differs between U.S. and Canadian plans. In 2002, the pre-65 assumed rate was 13.0 percent, decreasing to 5.5 percent over ten years, in the U.S. plan, and 9.8 percent, decreasing to 4.7 percent over seven years, in the Canadian plan. In 2001, the pre-65 assumed rate was 10.0 percent, decreasing to 5.5 percent over ten years, in the U.S. plan, and 10.2 percent, decreasing to 4.7 percent over seven years in the Canadian plan. For post-65 retirees in the U.S., the assumed rate was 13.0 percent, decreasing to 5.5 percent over ten years, in 2002, and 10.0 percent, decreasing to 5.5 percent over ten years, in 2001, with a Medicare assumed rate for the same group of 13.0 percent, decreasing to 5.5 percent over ten years, in 2002, and 10.0 percent, decreasing to 5.5 percent over ten years, in 2001. For post-65 retirees in Canada, the assumed rate was 9.8 percent, decreasing to 4.7 percent over seven years, in 2002, and 10.2 percent, decreasing to 4.7 percent over seven years, in 2001.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.	Accounting for stock-based compensation

Lafarge S.A. maintains a variable stock option plan and an employee stock purchase plan. The stock option plan grants options to purchase shares of the Company’s common stock to executives, senior management, and other employees who have contributed significantly to the performance of the Company. The option exercise price approximates market value on the grant date. The options expire ten years from the grant date. The vesting period of the options range from immediate, to five years. The Company accounts for employee stock options using the intrinsic value method prescribed by APB 25.

Information relating to the Lafarge S.A. stock options granted during 2002, 2001 and 2000 is summarized as follows:

	2002		2001		2000

	Shares	Average option price	Shares	Average option price	Shares	Average option price

		(in euros)		(in euros)		(in euros)
At January 1	4,653,256	77.34	3,758,414	66.53	3,246,162	66.91
Options granted	909,763	93.11	1,270,427	100.17	670,732	78.87
Options exercised	(181,359)	42.66	(372,923)	46.44	(156,429)	45.78
Options cancelled	(1,937)	32.43	(2,662)	33.70	(2,051)	35.33

At December 31	5,379,723	81.22	4,653,256	77.34	3,758,414	66.53

Options exercisable at December 31	1,585,453	50.22	960,878	46.49	1,297,985	47.27

Weighted average fair value of options granted during the year		31.38		41.27		31.96

Back to Contents
LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Information relating to the Lafarge S.A. stock options outstanding at December 31, 2002 is summarized as follows:

Exercise price (in euros)	Number of options outstanding	Weighted average remaining life in months	Number of options exercisable

50.98	73,844	12	73,844
51.67	128,580	22	128,580
46.97	16,002	29	16,002
45.80	362,756	36	362,756
45.80	170,363	36	170,363
42.24	54,651	49	54,651
53.34	357,050	61	357,050
53.34	422,207	61	422,207
79.41	126,508	66	—
78.84	103,543	73	—
87.89	984,008	85	—
84.75	469,623	97	—
108.53	12,000	101	—
102.20	1,188,825	107	—
108.18	437,373	113	—
79.19	472,390	119

	5,379,723		1,585,453

In addition to the Lafarge S.A. plan described above, the following information describes the stock-based compensation plans of Lafarge North America Inc., a 54% owned subsidiary of Lafarge S.A. The stock-based compensation plans of Lafarge North America Inc. are denominated in its own stock.

Lafarge North America Inc. and its subsidiaries stock option and purchase plans

Lafarge North America Inc. maintains a fixed stock option plan and an employee stock purchase plan. Under the fixed stock option plan, directors and key employees of Lafarge North America Inc. may be granted stock options that entitle the holder to receive shares of Lafarge North America Inc.’s common stock based on the market price of the securities at the date of grant. Director’s options are exercisable based on the length of a director’s service on the Board of Directors and become fully exercisable when a director has served on the Board for over four years. Employee options vest ratably over a four-year period. The options expire ten years after the date of grant. There were approximately 4.3 million, 4.0 million and 3.8 million outstanding options at December 31, 2002, 2001 and 2000, respectively.

The employee stock purchase plan allows substantially all employees to purchase common stock of Lafarge North America Inc., through payroll deductions, at 90 percent of the lower of the beginning or end of the plan year market prices. During 2002, 56,395 shares were issued at a price of 28.09 euros, in 2001, 65,555 shares were issued at a share price of 26.04 euros and in 2000, 93,500 shares were issued at a price of 24 euros. At December 31, 2002, 2001 and 2000, 1.9 million euros, 1.6 million euros and 1.3 million euros, respectively, were allocated for future share purchases.

The Company accounts for the Lafarge North America Inc.’s stock option plans under APB 25. Accordingly, no compensation expense was recognized for these plans.

Back to Contents
LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Information relating to Lafarge North America Inc.’s stock options granted during 2002, 2001 and 2000 is summarized as follows:

	2002		2001		2000

	Shares	Average option price	Shares	Average option price	Shares	Average option price

		(in euros)		(in euros)		(in euros)
At January 1	3,978,950	32.25	3,835,175	30.74	2,987,875	30.44
Options granted	1,167,500	39.20	1,088,750	34.15	938,800	24.72
Options exercised	(762,720)	26.60	(801,850)	23.18	(28,852)	20.81
Options cancelled	(123,437)	29.71	(143,125)	35.00	(62,648)	32.38

At December 31	4,260,293	31.08	3,978,950	33.05	3,835,175	29.10

Options exercisable at December 31	1,775,593	28.55	1,716,933	32.25	1,840,716	26.46

At December 31, 2002, the 4.3 million stock options outstanding under Lafarge North America Inc.’s stock option plans have an exercise price between 15.02 euros per share and 41.83 euros per share and a weighted average remaining contractual life of 7.10 years.

The Company estimates the fair value of the options granted in 2002, 2001 and 2000 based on the following assumptions:

	Lafarge S.A. options Years ended December 31,			Lafarge North America Inc. options Years ended December 31,

	2002	2001	2000	2002	2001	2000

Expected dividend yield	2.5%	2.0%	2.7%	1.5%	2.0%	2.6%
Expected volatility of stock	36.2%	36.5%	40.8%	38.0%	43.0%	33.0%
Risk-free interest rate	4.0%	5.0%	5.2%	4.9%	4.9%	6.7%
Expected life of the options (in years)	8.0	8.0	8.0	5.4	5.4	5.4

The Company assumes that the equivalent risk-free interest rate is the closing market rate, on the last trading day of the year, for treasury notes with a maturity similar to the expected life of the options.

The Lafarge S.A. stock incentive plan was introduced on November 29, 1989. The Company assumes the estimated life of the outstanding option agreements based upon the number of options historically exercised and cancelled since the plan’s inception.

The Company uses the treasury stock method for purposes of determining the number of shares to be issued in conjunction with the Company’s stock incentive plan. Based upon the number and amounts of vested and unvested options outstanding, the dilutive effect on the Company’s outstanding shares for the years ended December 31, 2002, 2001 and 2000 was 918,000, 1,241,000 and 947,000 shares respectively.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3.	Income taxes (SFAS 109)

(a)	Deferred tax assets and liabilities

The net deferred tax liabilities under US GAAP are as follows:

	At December 31,

	2002	2001	2000

	(in million euros)
Net capital loss carry forwards	245	257	334
Net operating loss and tax credit carry forwards	815	625	281
Net world-wide consolidation foreign tax credit carry forwards	75	108	100
Pensions and other post-retirement benefits	409	218	223
Property, plant and equipment	374	420	129
Provisions and other current liabilities other	259	227	176
Restructuring provisions	56	17	8

Deferred tax assets	2,233	1,872	1,251
Valuation allowance	(790)	(651)	(689)

Net deferred tax assets	1,443	1,221	562

Property, plant and equipment	(1,611)	(1,648)	(993)
Prepaid pension assets	(193)	(199)	(103)
Other	(324)	(146)	(198)

Deferred tax liabilities	(2,128)	(1,993)	(1,294)

Net deferred tax liabilities	(685)	(772)	(732)

Deferred income taxes under US GAAP are summarized as follows:
	At December 31,

	2002	2001	2000

	(in million euros)
Current deferred tax assets	60	41	74
Long-term deferred tax assets	1,383	1,180	488
Current deferred tax liabilities	(6)	(22)	(3)
Long-term deferred tax liabilities	(2,122)	(1,971)	(1,291)

Net deferred tax liabilities	(685)	(772)	(732)

(b)	Effective tax rate

A reconciliation of the French statutory tax rate to the Company's effective tax rate under US GAAP is as follows:

	Years ended December 31,

	2002	2001	2000
	%	%	%

Statutory tax rate	33.3	33.3	33.3
Capital gains taxed at a reduced rate	(1.6)	(9.5)	(3.8)
Provision for “competition” litigation risk	9.2	—	—
Effect of foreign tax rate differentials	(0.6)	1.1	1.9
Changes in enacted tax rates	—	(1.4)	(3.4)
Change in valuation allowance on deferred tax assets	(2.3)	—	—
Permanent differences	(0.7)	1.5	(0.1)
Non deductible amortization of goodwill	—	4.7	4.3
Other items, net	(3.2)	(2.3)	1.1

Effective tax rate	34.1	27.4	33.3

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As disclosed in Note 28, Lafarge SA recorded a provision for “competition” litigation risk at December 31, 2002 in the amount of 300 million euros. This reserve is non-deductible under French tax law. Consequently, the effective tax rate of the Company increased by 9.2%.

The current year change in the valuation allowance for the deferred tax assets includes a 24 million euro decrease arising from Lafarge North America. The Company considers that the continued favorable long-term outlook of the United States market for the Company's products, particularly in light of the Company's ability to generate taxable income during the recent economic downturn, and management's projections of future taxable income in the United States, management has determined that there is no longer sufficient reason to believe that the recorded deferred tax assets will not be realized. Based on the provisions of SFAS 109, this change in judgement about the realizability of the deferred tax assets in future years is treated as arising from continuing operations and is included as a component of income tax expense in 2002. The change in the valuation allowance has resulted in a 2.3% decrease in the effective tax rate.

(c)	Operating loss and tax credit carry forwards

At December 31, 2002, the Company has net operating loss carry forwards (NOLs) and tax credit carry forwards of approximately 2,615 million euros, which will expire as follows:

NOLs and tax credits carry forwards

(in million euros)
2003	160
2004	124
2005	320
2006	352
2007	175
2008 and thereafter	1,484

Total	2,615

At December 31, 2002, the Company has capital loss carry forwards of approximately 1,287 million euros, which will expire as follows:

Capital loss carry forwards

(in million euros)
2003	12
2004	5
2005	1
2006	2
2007	981
2008 and thereafter	286

Total	1,287

Under French tax law, capital gains and losses are taxed at a rate of 19%.

(d)	Taxes not accrued on undistributed earnings

The Company has not provided any deferred income taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested. At December 31, 2002, the cumulative undistributed earnings of these subsidiaries were approximately 11,700 million euros. Company management has decided that the determination of the amount of any unrecognized deferred tax liability for the cumulative undistributed earnings of the foreign subsidiaries is not practical since it would depend on a number of factors that cannot be known until such time as a decision to repatriate the earnings might be made. In addition, no provision for income taxes has been made for approximately 786 million euros of unremitted earnings of the Company’s French subsidiaries in that:

-	the remittance of such earnings would be tax exempt for 95% or more owned subsidiaries,
-	the income tax which would be paid upon distribution of the undistributed earnings of 95% or less owned subsidiaries and equity investees could be offset by foreign tax credits in the world-wide consolidated tax return as described in Note 9 and reimbursed to the Company.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

4.	Provisions

(a)	Changes in the balance of provisions

	Restructuring provisions	Site restoration and environmental provisions	Other provisions	Total provisions

	(in million euros)
Balance at January 1, 2000	31	138	200	369
Current year addition, net	59	21	61	141
Current year release	(68)	(32)	(77)	(177)
Other changes	11	18	36	65
Translation adjustments	2	1	—	3

Balance at December 31, 2000	35	146	220	401
Current year addition, net	107	38	149	294
Current year release	(157)	(40)	(212)	(409)
Other changes	173	28	253	454
Translation adjustments	—	2	(1)	1

Balance at December 31, 2001	158	174	409	741
Current year addition, net	156	52	421	629
Current year release	(231)	(43)	(106)	(380)
Changes in scope and other changes	22	34	60	116
Translation adjustments	(10)	(16)	(33)	(59)

Balance at December 31, 2002	95	201	751	1,047

5.	Summarized Combined Balance Sheet and Income Statement Information of Equity Affiliates

The following tables present balance sheet and income statement information, on a combined basis, for those entities that are accounted for using the equity method under US GAAP. The combined information for those entities that are proportionately consolidated under French GAAP is separately presented.

(a)	Combined balance sheet information

	Equity affiliates			Proportionately consolidated

	At December 31,			At December 31,

	2002	2001	2000	2002	2001	2000

	(in million euros)			(in million euros)
Current assets	1,721	2,018	3,047	1,109	905	712
Long-term assets	4,154	3,159	8,968	3,180	2,149	1,285

Total assets	5,875	5,177	12,015	4,289	3,054	1,997

Current liabilities	1,277	1,271	2,788	597	499	497
Long-term liabilities	2,117	1,668	4,140	963	739	506
Total equity	2,481	2,238	5,087	2,729	1,816	994

Total liabilities and shareholders’ equity	5,875	5,177	12,015	4,289	3,054	1,997

(b)	Combined income statement information

	Equity affiliates			Proportionately consolidated

	Years ended December 31,			Years ended December 31,

	2002	2001	2000	2002	2001	2000

	(in million euros)			(in million euros)
Sales	3,804	3,566	5,877	2,177	1,878	1,460
Operating income	446	413	845	346	219	177
Net income	116	134	448	245	131	143

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

6.	Recently issued accounting pronouncements

•	SFAS 143 “Accounting for Asset Retirement Obligations”

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”). This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires that the fair value of asset retirement obligations be recognized as a liability when they are incurred.The Company will be required to implement SFAS No. 143 on January 1, 2003. The adoption of this standard is not expected to have a material impact on the Company’s financial position and results of operations.

•	SFAS 144 “Accounting for Impairment or Disposal of Long-Lived Assets”

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 supersedes SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” addressing financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 did not have a significant impact on the Company's financial position and results of operations.

•	SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between Statement 146 and Issue 94-3 relates to Statement 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability is recognized at the date an entity commits to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS 146 are effective for any exit and disposal activities initiated after December 31, 2002. The adoption of this standard is not expected to have a material impact on the Company’s financial position and results of operations.

•	FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). This statement requires additional disclosures by guarantors about obligations under guarantees that it has issued. The statement also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of obligations undertaken in issuing guarantees.

The disclosure requirements of FIN 45 are effective for financial statements of interim and annual periods ending after December 15, 2002. The initial recognition and the initial measurement requirements are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The Company has not determined the effect if any the adoption of FIN 45 will have on its financial position and results of operation.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

•	FASB Interpretation No. 46 “Consolidation of Variable Interest Entities”

In December 2002, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”). This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are applicable no later than July 1, 2003. The adoption of FIN 46 is not expected to have an effect on the Company’s financial position and results of operations.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 34 – Scope of Consolidation – Major Companies

			Aggreg.					Owner-	Consolidation method
Companies	Countries	Cement	and Concrete	Roofing	Gypsum	Others	Control %	ship %	French GAAP	US GAAP

Colpa	Algeria				▪		100.00	57.15	Full	Full
Durlock SA (2)	Argentina				▪		40.00	40.00	Proportionate	Equity
Lafarge Australia (Pty) Ltd	Australia				▪		100.00	100.00	Full	Full
Lafarge Perlmooser AG	Austria	▪	▪				100.00	100.00	Full	Full
Schiedel Kaminwerke GmbH	Austria			▪			100.00	100.00	Full	Full
Bramac Dachsysteme International GmbH (2)	Austria			▪			50.00	50.00	Proportionate	Equity
Tondach Gleinstätten AG	Austria			▪			25.00	25.00	Equity	Equity
Lafarge Surma Cement Limited	Bangladesh	▪					100.00	100.00	Full	Full
RBB NV (2)	Belgium			▪			50.00	50.00	Proportionate	Equity
Schiedel Sistemi Dimnjaka d.o.o	Bosnia			▪			100.00	100.00	Full	Full
Bramac Krovni Sistemi d.o.o (2)	Bosnia			▪			50.00	50.00	Proportionate	Equity
Companhia Nacional de Cimento Portland	Brazil	▪					99.75	99.75	Full	Full
Cimento Maua	Brazil	▪					99.90	90.84	Full	Full
Lafarge Brazil SA	Brazil	▪	▪				99.52	90.46	Full	Full
Centralbeton Ltda	Brazil		▪				100.00	90.45	Full	Full
Cimento Tupi SA	Brazil	▪					20.00	19.95	Equity	Equity
Gipsita SA Mineraçào, Industria e Commercio (2)	Brazil				▪		60.00	60.00	Proportionate	Equity
Lafarge Roofing Brazil Ltda	Brazil			▪			100.00	100.00	Full	Full
Bramac Prokrovni Sistemi EOOD (2)	Bulgaria			▪			50.00	50.00	Proportionate	Equity
CPAC Monier (Cambodia) Co Ltd	Cambodia			▪			25.00	25.00	Equity	Equity
Cimenteries du Cameroun	Cameroon	▪					56.73	56.73	Full	Full
Lafarge Canada	Canada	▪	▪		▪		53.52	53.52	Full	Full
Sociedad Industrial Romeral SA (2)	Chile				▪		40.00	40.00	Proportionate	Equity
Empresas Melon SA	Chile	▪	▪			Mortars	84.21	84.14	Full	Full
Beijing Chinefarge Cement Limited Liability Company	China	▪					65.00	57.25	Full	Full
Beijing Ycheng Lafarge Concrete	China		▪				76.71	67.57	Full	Full
Dujiangyan	China	▪					75.00	66.05	Full	Full
Lafarge Onoda Gypsum Shangaï (2)	China				▪		50.00	31.29	Proportionate	Equity
Lafarge Roofing System China Ltd	China			▪			100.00	100.00	Full	Full
Bramac Pokrovni Sistemi Doo (2)	Croatia			▪			50.00	50.00	Proportionate	Equity
Lafarge Cement AS	Czech Rep.	▪	▪				96.37	96.36	Full	Full
Bramac Spol sro (2)	Czech Rep			▪			50.00	50.00	Proportionate	Equity
Lafarge Tekkin A/S	Denmark			▪			100.00	100.00	Full	Full
Alexandria Portland Cement Company (2)	Egypt	▪					44.50	44.50	Proportionate	Equity
Beni Suef Cement Company (2)	Egypt	▪					47.50	47.50	Proportionate	Equity

(1)	These companies are consolidated under French GAAP, but accounted for under the equity method under US GAAP [see Note 31-17 (a)]
(2)	These companies are proportionately consolidated under French GAAP, but accounted for under the equity method under US GAAP
[see Note 31-17 (b)]

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Companies	Countries	Cement	Aggreg. and Concrete	Roofing	Gypsum	Others	Control %	Owner- Ship %	Consolidation method
									French GAAP	US GAAP

Lafarge Tekkin OY	Finland			▪			100.00	100.00	Full	Full
Schiedel Savuhormistot OY	Finland			▪			100.00	100.00	Full	Full
Lafarge Ciments	France	▪					100.00	100.00	Full	Full
Société des Ciments Antillais	France	▪	▪				69.44	69.44	Full	Full
Lafarge Bétons	France		▪				100.00	100.00	Full	Full
Lafarge Granulats	France		▪				100.00	100.00	Full	Full
Lafarge Plâtres	France				▪		100.00	100.00	Full	Full
Materis	France					Specialty Products	33.36	33.36	Equity	Equity
Lafarge Couverture SA	France			▪			100.00	100.00	Full	Full
Cie Réunionaise d'importation	France	▪					100.00	82.88	Full	Full
Sobex	France		▪				100.00	93.30	Full	Full
Lafarge Zement GmbH (Holding)	Germany	▪	▪				100.00	100.00	Full	Full
Wössinger Zement GmbH	Germany	▪					100.00	100.00	Full	Full
Karsdorfer Zement GmbH	Germany	▪					100.00	100.00	Full	Full
Lafarge Beton Rheinland	Germany		▪				100.00	100.00	Full	Full
Lafarge Beton GmbH	Germany		▪				100.00	100.00	Full	Full
Turmgips	Germany				▪		100.00	100.00	Full	Full
Lafarge Gips GmbH	Germany				▪		100.00	100.00	Full	Full
Lafarge Roofing GmbH	Germany			▪			100.00	100.00	Full	Full
Lafarge Dachsysteme GmbH	Germany			▪			100.00	100.00	Full	Full
Lafarge Roofing Components GmbH & Co KG	Germany			▪			100.00	100.00	Full	Full
RuppKeramik GmbH	Germany			▪			100.00	100.00	Full	Full
Schiedel GmbH & Co	Germany			▪			100.00	100.00	Full	Full
BTG Schornsteintechnik GmbH	Germany			▪			100.00	100.00	Full	Full
Kloeber GmbH & Co KG	Germany			▪			100.00	100.00	Full	Full
Hellamat	Greece		▪				53.17	53.12	Full	Full
Heracles General Cement	Greece	▪	▪				53.17	53.12	Full	Full
Industria Cementera Hondurena	Honduras	▪					53.00	52.80	Full	Full
Bramac KFT (2)	Hungary			▪			50.00	50.00	Proportionate	Equity
Lafarge India Ltd	India	▪					70.78	70.78	Full	Full
P.T. Semen Andalas Indonesia	Indonesia	▪					100.00	100.00	Full	Full
P.T. Lafarge Roofing Indonesia	Indonesia			▪			100.00	100.00	Full	Full
P.T. Petrojaya Boral Plasterboard Indonesia (2)	Indonesia				▪		50.00	42.90	Proportionate	Equity
Lafarge Plasterboard Ireland Ltd	Ireland				▪		100.00	100.00	Full	Full
Schiedel Chimneys Systems Ireland Ltd	Ireland			▪			100.00	100.00	Full	Full
Lafarge Adriasebina	Italy	▪	▪				100.00	99.62	Full	Full
Lafarge Gessi SpA	Italy				▪		100.00	100.00	Full	Full
Lafarge Roofing Italia SpA	Italy			▪			100.00	100.00	Full	Full

(1)	These companies are consolidated under French GAAP, but accounted for under the equity method under US GAAP [see Note 31-17 (a)]
(2)	These companies are proportionately consolidated under French GAAP, but accounted for under the equity method under US GAAP
[see Note 31-17 (b)]

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Companies	Countries	Cement	Aggreg. and Concrete	Roofing	Gypsum	Others	Control %	Owner- Ship %	Consolidation method
									French GAAP	US GAAP

Lafarge Braas Roofing Japan Co Ltd	Japan			▪			100.00	75.10	Full	Full
ASO Cement	Japan	▪	▪				39.40	22.45	Equity	Equity
Jordan Cement Factories (1)	Jordan	▪					48.01	48.01	Full	Equity
Bamburi Cement Ltd	Kenya	▪					73.31	58.61	Full	Full
Lafarge Buycksan Gypsum (2)	Korea				▪		65.86	49.70	Proportionate	Equity
Lafarge Halla Cement (2)	Korea	▪					39.90	39.90	Proportionate	Equity
Tong Yang Cement Corp	Korea	▪					25.00	9.78	Equity	Equity
Lafarge Roofing (Korea) Ltd	Korea			▪			100.00	100.00	Full	Full
Lafarge Tekkin SIA	Lithuania			▪			100.00	100.00	Full	Full
Nouvelle Cimenterie d'Amboanio SA (Sanca)	Madagascar	▪					100.00	65.97	Full	Full
Portland Malawi	Malawi	▪					75.17	75.17	Full	Full
Lafarge Roofing Malaysia Sdn Bhd	Malaysia			▪			100.00	100.00	Full	Full
Associated Pan Malaysia Cement Sdn Bhd	Malaysia	▪					100.00	60.83	Full	Full
Malaysian Cement Industries Sdn Bhd	Malaysia	▪					100.00	60.83	Full	Full
Supermix Concrete Malaysia Sdn Bhd	Malaysia		▪				70.00	37.55	Full	Full
Boral Plasterboard Malaysia (2)	Malaysia				▪		50.00	30.03	Proportionate	Equity
California Clay Tile de Mexico SA de C.V.	Mexico			▪			50.00	50.00	Equity	Equity
Lafarge Cementos SA de C.V.	Mexico	▪					100.00	99.62	Full	Full
Lafarge Maroc (2)	Morocco	▪	▪				50.00	49.99	Proportionate	Equity
Lafarge Ciment Maroc (2)	Morocco	▪					50.00	34.92	Proportionate	Equity
Lafarge Cementos (2)	Morocco	▪					50.00	33.99	Proportionate	Equity
Lafarge Béton (2)	Morocco		▪				50.00	34.49	Proportionate	Equity
Gyvlon BV	Netherlands				▪		100.00	100.00	Full	Full
Lafarge Gips BV	Netherlands				▪		100.00	100.00	Full	Full
Lafarge Roofing Benelux BV	Netherlands			▪			100.00	100.00	Full	Full
West African Portland Cement Company	Nigeria	▪					50.01	49.96	Full	Full
Ashakacem Plc	Nigeria	▪					50.16	50.11	Full	Full
Lafarge Tekkin AS	Norway			▪			100.00	100.00	Full	Full
Schiedel Skorsteiner AS	Norway			▪			100.00	100.00	Full	Full
Lafarge Philippines	Philippines	▪					100.00	100.00	Full	Full
CPAC Monier Phillipines Inc. (2)	Philippines			▪			50.00	50.00	Proportionate	Equity
Boral Philippines (2)	Philippines				▪		50.00	42.90	Proportionate	Equity
Lafarge Polska Spolka Akcyja	Poland	▪	▪			Lime	77.57	77.57	Full	Full
Lafarge Cement Polska	Poland	▪	▪			▪	100.00	77.57	Full	Full
Lafarge Beton Polska	Poland		▪				100.00	77.57	Full	Full
Lafarge Kruszywa sp z.o.o	Poland		▪				100.00	77.57	Full	Full
Braas Polska Sp z.o.o.	Poland			▪			100.00	100.00	Full	Full
Rupp Ceramika Polska Sp z.o.o.	Poland			▪			100.00	100.00	Full	Full
Lafarge Gips Polska	Poland				▪		100.00	100.00	Full	Full
Dolina Nidy	Poland				▪		100.00	91.31	Full	Full
Nida Gips	Poland				▪		100.00	94.78	Full	Full
Betecna Betao Pronto (2)	Portugal		▪				50.00	49.81	Proportionate	Equity
Britas do Alenquer (2)	Portugal		▪				50.00	49.81	Proportionate	Equity

(1)	These companies are consolidated under French GAAP, but accounted for under the equity method under US GAAP [see Note 31-17 (a)]
(2)	These companies are proportionately consolidated under French GAAP, but accounted for under the equity method under US GAAP
[see Note 31-17 (b)]

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

			Aggreg.					Owner-	Consolidation method
Companies	Countries	Cement	and Concrete	Roofing	Gypsum	Others	Control %	Ship %	French GAAP	US GAAP

Thomas Eurobetao (2)	Portugal		▪				50.00	49.81	Proportionate	Equity
Lafarge Romcim SA	Romania	▪	▪			Lime	91.24	72.03	Full	Full
Arcom Gips (2)	Romania				▪		50.00	50.00	Proportionate	Equity
OAO Voskresenskcement	Russia	▪					83.85	83.85	Full	Full
OOO Braas DSK 1	Russia			▪			67.10	67.10	Full	Full
Beocinska Fabrika Cementa	Serbia	▪					69.41	34.72	Full	Full
Schiedel Dimnjaki Sistemi d.o.o	Serbia			▪			100.00	100.00	Full	Full
Blue Circle Materials Singapore	Singapore	▪					100.00	60.83	Full	Full
Supermix Singapore	Singapore		▪				51.00	33.83	Full	Full
Boral Singapore (2)	Singapore				▪		50.00	30.03	Proportionate	Equity
Bramac Dachsteinproduktion Baustoff (2)	Slovenia			▪			33.80	33.80	Proportionate	Equity
Schiedel d.o.o	Slovenia			▪			100.00	100.00	Full	Full
Cementarna Trbovlje	Slovenia	▪					99.80	99.80	Full	Full
Lafarge South Africa Ltd	South Africa	▪	▪				100.00	100.00	Full	Full
Lafarge Roofing (Pty) Ltd	South Africa			▪			100.00	100.00	Full	Full
Lafarge Asland SA	Spain	▪	▪				99.62	99.62	Full	Full
Readymix Asland (2)	Spain		▪				50.00	49.81	Proportionate	Equity
Yesos Ibericos	Spain				▪		40.69	40.69	Equity	Equity
Cementos Molins	Spain	▪					40.91	40.75	Equity	Equity
Redland Ibérica SA	Spain			▪			47.00	47.00	Equity	Equity
Mahawehli Marine Cement Co	Sri Lanka	▪					90.00	84.96	Full	Full
Orebrö Kartongbruck AB	Sweden				▪		100.00	100.00	Full	Full
Lafarge Tekkin AB	Sweden			▪			100.00	100.00	Full	Full
Cementia Trading Ltd AG	Switzerland	▪					100.00	100.00	Full	Full
Marine Cement Ltd	Switzerland	▪					100.00	99.96	Full	Full
Braas Schweiz AG	Switzerland			▪			100.00	100.00	Full	Full
M’Beya	Tanzania	▪					62.76	62.76	Full	Full
Lafarge Prestia Co Ltd (2)	Thailand				▪		50.00	42.90	Proportionate	Equity
CPAC Roof Tiles Co. Ltd	Thailand			▪			24.90	24.90	Equity	Equity
Siam Gypsum Industry (2)	Thailand				▪		50.00	30.46	Proportionate	Equity
Thailand Interroof Holding	Thailand			▪			25.00	25.00	Equity	Equity
Thailand Interroof	Thailand			▪			100.00	75.00	Full	Full
Lafarge Aslan Cimento AS	Turkey	▪	▪				96.84	96.72	Full	Full
Agretas Agrega Insaat San. Ve Tic. AS	Turkey	▪	▪				100.00	99.85	Full	Full
Dalsan Alçy AS (2)	Turkey				▪		50.00	50.00	Proportionate	Equity
Yloac Cement (1)	Turkey	▪					50.00	49.92	Full	Equity
Yloac AS (1)	Turkey	▪	▪				50.00	49.92	Full	Equity
Lafarge Ybitas (1)	Turkey		▪				50.00	49.92	Full	Equity
Lafarge Entegre Harç Sanayi ve Ticaret AS (2)	Turkey					Mortars/Lime	50.00	50.00	Proportionate	Equity
Lafarge Cati Cözümleri Sanayi ve Ticaret AS	Turkey			▪			100.00	100.00	Full	Full
Hima Cement Ltd	Uganda	▪					100.00	71.01	Full	Full
Mykolaivcement	Ukraine	▪					98.10	98.10	Full	Full
Lafarge Gypsum Ukraine	Ukraine				▪		100.00	100.00	Full	Full
Stromgips	Ukraine				▪		100.00	81.44	Full	Full
Lafarge Redland Aggregates Ltd	UK		▪			Lime	100.00	100.00	Full	Full
Lafarge Plasterboard Ltd	UK				▪		100.00	100.00	Full	Full
Redland Roofing Systems Ltd	UK			▪			100.00	100.00	Full	Full
Blue Circle Industries Plc	UK	▪					99.91	99.91	Full	Full
Britannia Aggregates Limited (2)	UK		▪				50.00	25.00	Proportionate	Equity
Bluewater Concrete Ltd (2)	UK		▪				50.00	50.00	Proportionate	Equity
Redland Westminster Aggregates Ltd (2)	UK		▪				50.00	50.00	Proportionate	Equity
Scotcem Roof Tiles Ltd	UK			▪			100.00	100.00	Full	Full

(1)	These companies are consolidated under French GAAP, but accounted for under the equity method under US GAAP [see Note 31-17 (a)]
(2)	These companies are proportionately consolidated under French GAAP, but accounted for under the equity method under US GAAP
[see Note 31-17 (b)]

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

			Aggreg.					Owner-	Consolidation method
Companies	Countries	Cement	and Concrete	Roofing	Gypsum	Others	Control %	Ship %	French GAAP	US GAAP

Lafarge North America	USA	▪	▪		▪		53.52	53.52	Full	Full
Carmeuse North America	USA					Lime	40.00	40.00	Equity	Equity
Monier Inc.	USA			▪			100.00	100.00	Full	Full
Lafarge Road Marking System	USA					Road markings	100.00	100.00	Full	Full
Monier Lifetile LLC (2)	USA			▪			50.00	50.00	Proportionate	Equity
Blue Circle North America	USA	▪	▪				100.00	99.91	Full	Full
Bulk Materials Inc	USA	▪					48.24	48.24	Equity	Equity
Fabrica Nacional de Cementos	Venezuela	▪					61.14	60.93	Full	Full
Cementos Catatumbo CA	Venezuela	▪					23.32	23.32	Equity	Equity
Tachira Cementos	Venezuela	▪					99.75	75.44	Full	Full
Induconagre	Venezuela		▪				100.00	60.93	Full	Full
Supermix Concrete Co Ltd	Vietnam		▪				70.00	23.68	Full	Full
Chilanga	Zambia	▪					84.00	84.00	Full	Full
Circle Cement	Zimbabwe	▪					76.45	76.39	Full	Full

(1)	These companies are consolidated under French GAAP, but accounted for under the equity method under US GAAP [see Note 31-17 (a)]
(2)	These companies are proportionately consolidated under French GAAP, but accounted for under the equity method under US GAAP
[see Note 31-17 (b)]

Back to Contents

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number

1	By-laws (statuts), as amended, of Lafarge S.A. (English translation)*

2	Deposit Agreement, dated July 18, 2001 among Lafarge S.A., Morgan Guaranty Trust Company of New York, as depositary, and the holders of American Depositary Receipts.**

3	Instruments with respect to long-term debt which do not exceed 10 percent of the total assets of the company and its consolidated subsidiaries have not been filed. The company agrees to furnish a copy of such instruments to the Commission upon request

4.1	Lafarge (U.S.) Holdings Agreement and Articles of Trust, dated August 1, 2000, among Lafarge S.A. and Alfred J. Ross, John H. F. Haskell and The United States Trust Company, as trustees**

4.2	Lafarge Paris-Zurich Holdings Agreement and Articles of Trust, dated August 1, 2000, among Lafarge (U.S.) Holdings, Lafarge (Swiss) Holdings and Alfred J. Ross, John H. F. Haskell and The United States Trust Company, as trustees**

4.3	Lafarge (Swiss) Holdings Agreement and Articles of Trust, dated August 1, 2000, among Financière Lafarge and Alfred J. Ross, John H. F. Haskell and The United States Trust Company, as trustees**

4.4	Lafarge (Venezuela) Holdings Agreement and Articles of Trust, dated August 1, 2000, among Lafarge Asland S.A. and Alfred J. Ross, John H. F. Haskell and The United States Trust Company, as trustees**

8	List of significant subsidiaries*

10.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10 U.S.C. § 1350)*

10.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10 U.S.C. § 1350)*

*	Provided herewith.
**	Incorporated by reference to the Registration Statement on Form 20-F filed by Lafarge with the Securities and Exchange Commission on July 19, 2001.