Form 20-F
period 2004-12-31
LAFARGE
filed 2005-03-25
CIK 913785

Back to Contents

As filed with the Securities and Exchange Commission on March 25, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2004

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

LAFARGE
(Exact name of Registrant as specified in its charter)

N/A	Republic of France
(Translation of Registrant’s	(Jurisdiction of incorporation
name into English)	or organization)

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

At December 31, 2004

Ordinary Shares	170,919,078

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

Item 17             Item 18

Back to Contents

Back to Contents

Back to Contents

PRESENTATION OF INFORMATION

Throughout this discussion, when we refer to the “Company” or “Lafarge S.A.”, we mean our parent company Lafarge, a société anonyme organized under French law, and when we refer to the “Group” or “Lafarge”, we mean Lafarge S.A. and its consolidated subsidiaries.

All references herein to “United States”, the “U.S.” or the “U.S.A.” are to the United States of America, references to the “E.U.” are to the European Union and references to “France” are to the Republic of France.

All references herein to “U.S. dollars” or “$” are to the currency of the United States, unless otherwise indicated; references to “euro” or “€” are to the currency of the European Union member states participating in the European Monetary Union.

We maintain and publish statistical information relating to our business in metric tons or “tonnes”; one “tonne” equals 1,000 kilograms or 2,204 pounds.

Various amounts and percentages in this annual report have been rounded and, accordingly, may not total 100%.

We publish our consolidated financial statements in euro. Solely for the convenience of the reader, this annual report contains certain translations into U.S. dollars of amounts in euros at the December 31, 2004 Noon Buying Rate of 1 euro = $1.3538. As used in this report, the term “Noon Buying Rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the City of New York for cable transfers in foreign currencies. Such rate is not necessarily the rate we used in the preparation of our consolidated financial statements included elsewhere in this registration statement. No representation is made that the euro amounts have been, could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

As of March 23, 2005, the Noon Buying Rate was 1 euro = $1.3005.

For a summary of differences between accounting principles we have adopted and U.S. generally accepted accounting principles (“U.S. GAAP”), see Note 30 to our consolidated financial statements included elsewhere in this annual report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements regarding prices and demand for the Group’s products, the Group’s financial results, the Group’s plans for divestitures and geographic expansion and certain other matters. When used in this report, the words “aim(s),” “expect(s),” “intend(s),” “will,” “may,” “believe(s),” “anticipate(s)”,“seeks” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Specifically, statements herein regarding our future strategy, plans, product and process developments, facility expansion and improvements, synergies, acquisitions, partnerships and general business prospects are subject to uncertainty arising from numerous factors outside our control, including market conditions, raw material prices, currency fluctuations, customer demand, the actions of competitors and regulators, technological developments and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. We do not intend, except as required by law, to update any forward-looking statements set forth in this annual report to reflect new information or subsequent events or circumstances.

Back to Contents

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Consolidated Financial Data

You should read the following selected consolidated financial data together with the section entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements.

The table below sets forth selected consolidated financial data at and for each of the five years ended December 31, 2004, 2003, 2002, 2001 and 2000. The financial information presented in this summary is derived from our consolidated financial statements, which have been audited by Deloitte & Associés. The audited consolidated financial statements at December 31, 2004, 2003 and 2002 appear in Item 18 of this report.

The consolidated financial statements and the notes thereto have been prepared in accordance with the provisions of French accounting legislation and standards (“French GAAP”), which differs from accounting principles generally accepted in the United States (“U.S. GAAP”) in certain significant respects. For a discussion of significant differences between U.S. GAAP and French GAAP as they relate to our consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders’ equity, please refer to Notes 30 through 33 to our consolidated financial statements.

As of January 1, 2002, the share of net income of equity affiliates determined in accordance with equity method consolidation principles is shown in the Group consolidated statement of income on a specific line “share of net income of equity affiliates”. Prior to the adoption of this presentation, the company’s share of net income of equity affiliates was presented in the following line-items: “Operating income on ordinary activities”, “Gains on disposals, net”, “Other income (expenses), net”, “Financial expenses, net” and “Income tax”. The presentation of the consolidated financial statements of income for 2000 and 2001 has been revised for comparative purposes in the table below.

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

Back to Contents

	At or for the year ended December 31,
	2004		2003	2002	2001	2000
	(in millions, except per share and share data)
	$ (a)	€	€	€	€	€
STATEMENTS OF INCOME
French GAAP
Sales	19,543	14,436	13,658	14,610	13,698	12,216
Operating income on ordinary activities	2,875	2,124	1,934	2,132	1,934	1,804
Operating income	2,647	1,955	2,056	1,823	2,056	1,833
Income before share of net income of equity affiliates, amortization of goodwill and minority interests	1,612	1,191	1,063	854	1,144	1,009
Share of net income of equity affiliates (b)	100	74	37	33	18	50
Amortization of goodwill	(180)	(133)	(135)	(158)	(142)	(120)
Minority interests	(357)	(264)	(237)	(273)	(270)	(213)
Net income	1,175	868	728	456	750	726
Earnings per share — basic	6.98	5.16	4.92	3.52	5.97	6.78
Earnings per share — diluted	6.77	5.00	4.77	3.49	5.85	6.69
Average number of shares (in thousands)	168,253	168,253	147,949	129,629	125,616	107,098
U.S. GAAP
Sales	18,102	13,371	12,468	13,406	12,434	10,857
Operating income	2,452	1,811	1,854	1,580	1,403	1,312
Net income	1,336	987	831	436	702	482
Earnings per share — basic	7.99	5.90	5.66	3.36	5.57	4.43
Earnings per share — diluted	7.72	5.70	5.45	3.34	5.47	4.36
Average number of shares (in thousands)	167,217	167,217	146,891	129,629	125,974	108,779

BALANCE SHEETS

French GAAP
Long-term assets	25,252	18,653	19,048	21,168	23,562	15,454
Current assets	8,284	6,119	5,787	5,471	6,340	5,443
Total assets	33,536	24,772	24,835	26,639	29,902	20,897
Shareholders’ equity	11,476	8,477	8,185	6,981	7,882	6,043
Long-term liabilities	16,522	12,204	12,406	15,461	16,380	11,397
Current liabilities	5,538	4,091	4,244	4,197	5,640	3,457
Total shareholders’ equity and liabilities	33,536	24,772	24,835	26,639	29,902	20,897
U.S. GAAP
Current assets	7,443	5,498	5,252	5,096	5,817	4,735
Long-term assets	25,826	19,077	19,046	21,302	23,872	15,742
Total assets	33,269	24,575	24,298	26,398	29,689	20,477
Current liabilities	5,056	3,735	3,968	3,864	5,345	3,370
Long-term liabilities	13,992	10,335	10,767	14,204	14,332	9,474
Minority Interests	3,038	2,244	2,063	1,936	2,201	1,324
Shareholders’ equity	11,183	8,261	7,500	6,394	7,811	6,309
Total liabilities and shareholders’ equity	33,269	24,575	24,298	26,398	29,689	20,477

STATEMENTS OF CASH FLOWS
French GAAP
Net cash provided by operating activities	2,350	1,736	2,089	1,791	1,842	1,484
Net cash used in investing activities	(1,209)	(893)	(673)	(774)	(4,679)	(2,417)
Net cash (used in) provided by financing activities	(1,074)	(793)	(866)	(926)	2,310	1,602
Increase (decrease) in cash and cash equivalents	67	50	550	91	(527)	669
U.S. GAAP
Net cash provided by operating activities	2,004	1,480	1,763	1,555	1,602	1,155
Net cash used in investing activities	(899)	(664)	(511)	(490)	(3,927)	(2,698)
Net cash (used in) provided by financing activities	(1,094)	(808)	(775)	(953)	2,372	1,517
Net effect of foreign currency translation on cash and cash equivalents	(28)	(21)	(79)	(170)	(6)	10
(Decrease) increase in cash and cash equivalents	(17)	(13)	398	(58)	41	(16)

(a)	Amounts in $ presented in the table have been translated solely for the convenience of the reader using the Noon Buying Rate on December 31, 2004, of 1 euro = $1.3538.
(b)
As of January 1, 2002, the share of net income of equity affiliates determined in accordance with equity method consolidation principles is shown in “Share of net income of equity affiliates”. The presentation of the consolidated financial statements of income for 2000 and 2001 has been revised for comparative purposes in the table above.

Back to Contents

The following table indicates the dividend amount per share we paid for the years 2003, 2002, 2001 and 2000. The table also discloses the dividend amount per share for 2004 proposed by our Board of Directors for approval at the annual general meeting of shareholders to be held on May 25, 2005. The table shows dividend amounts in euros, together with their U.S. dollar equivalents translated for convenience at the December 31, 2004 Noon Buying Rate of 1 euro = $1.3538, for each of the years indicated. Shareholders who are U.S. residents should be aware that they will be subject to French withholding tax on dividends received. See “Item 10. Additional Information — Taxation”. Dividends paid on fully paid-up shares that have been held by the same shareholders in registered form for at least two years are increased by 10% over dividends paid on other shares. The number of shares eligible to such increased dividend that can be held by one shareholder is limited to 0.5% of all outstanding shares, at the end of the fiscal year for which the dividend is paid.

	2004*		2003		2002		2001		2000
	€	$	€	$	€	$	€	$	€	$
Total Dividend Payment (in millions)	408	552	383	519	303	410	297	402	273	370
Base Dividend per Share	2.40	3.25	2.30	3.11	2.30	3.11	2.30	3.11	2.20	2.98
Tax Credit on Base Dividend per Share**	—	—	1.15	1.56	1.15	1.56	1.15	1.56	1.10	1.49
Increased Dividend per Share	2.64	3.57	2.53	3.43	2.53	3.43	2.53	3.43	2.42	3.28
Tax Credit on Increased Dividend per Share**	—	—	1.27	1.72	1.27	1.72	1.27	1.72	1.21	1.64

*	Proposed dividend.
**
For information regarding recent changes in French tax law concerning the tax credit on base dividend (avoir fiscal), see “Item 10. Additionnal Information — Taxation — French Taxation — Avoir fiscal”.

Exchange Rate Information

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City as defined by the Federal Reserve Bank of New York.

	$ per €1.00
	Year/period Closing Rate	Average Rate(1)	High	Low

Yearly rates
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1,13	1.17	1.08
2004	1.35	1.24	1.36	1.18
Monthly rates
September 2004	1.24	1.22	1.24	1.21
October 2004	1.27	1.25	1.28	1.23
November 2004	1.33	1.30	1.33	1.27
December 2004	1.35	1.34	1.36	1.32
January 2005	1.30	1.31	1.35	1.30
February 2005	1.32	1.30	1.32	1.28
March 2005 (through March 23)	1.30	1.33	1.35	1.30

(1)
In the case of a year or partial year, the average of the Noon Buying Rates on the last business day of each month during such year or partial year; in the case of a month or partial month, the average of the Noon Buying Rates on the business days occurring during such month or partial month.

Back to Contents

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

Adverse climatic conditions, such as cold weather, snow and heavy or sustained rainfall generally reduce the level of construction activity and result in a reduction in demand for our products. Thus, demand for our products is seasonal and tends to be lower in the winter months in temperate countries and in the rainy season in tropical countries. We usually experience a reduction in sales during the first quarter reflecting the effect of the winter season in our principal markets in Western Europe and North America and an increase in sales in the second and third quarters reflecting the effect of the summer season.

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

We classify all countries outside of our Western Europe and North America geographic sectors, with the exception of Japan, Australia and New Zealand, as emerging markets. In 2004, we generated approximately 30% of our revenues in emerging markets. The emerging markets in which we operate, in order of revenues generated in 2004 include: South Africa, South Korea, Nigeria, Malaysia, Poland, Chile, India, Brazil, Jordan, the Philippines, Romania, Turkey, Morocco, China, Cameroon, Russia, Kenya, Venezuela, the Czech Republic, Indonesia, Serbia, Uganda, Sri Lanka, Slovenia, Singapore, Honduras, Egypt, Zambia, Ukraine, Mexico, Mauritus, Zimbabwe, Hungary, Tanzania, Thailand, Benin, Slovakia, Malawi, Croatia, and Moldavia. We believe that in the long term growth in the construction sector in emerging markets will substantially exceed growth in developed countries. We have steadily increased our presence in emerging economies and expect to continue to generate an increasing portion of our revenues in emerging markets.

Our expansion in emerging markets exposes us to risks which we do not face in North America or Western Europe. In many of these markets, the legal system is less certain than the legal systems in North America and Western Europe, and when acquiring interests in or purchasing companies in emerging markets, we can become exposed to risks with regard to the enforceability of our acquisition contracts and the presence of liabilities, such as liens and mortgages, which are not necessarily recorded in the public records.

Back to Contents

In addition, in some countries, particularly in the former U.S.S.R. and its former satellite countries, the establishment of accounts compatible with generally accepted accounting practices in developed countries may take time.

Once we have established ourselves in emerging markets we face additional risks. Emerging markets are more likely to suffer from high volatility in gross domestic product and interest rates, which may negatively affect the level of construction activity and our results of operations in a given market. Emerging markets may also suffer from factors such as high inflation and unstable exchange rates and interest rates, which may negatively affect the financial results of our operating subsidiaries in a given market as reported in euros. Instability in an emerging market can lead to restrictions on currency movements which may adversely affect our emerging market operating subsidiaries’ ability to pay dividends and restrictions on imports of raw materials and machinery, which may adversely affect our emerging market operating subsidiaries’ ongoing maintenance and capital expenditure programs.

Recent examples of problems in the past few years include the political, economic and financial crisis in Venezuela, high volatility in gross domestic product in many emerging Asian countries, such as Indonesia and the Philippines, extremely high inflation rates in Turkey and unstable exchange rates with respect to the Brazilian real, Venezuelan bolivar, Egyptian pound and Turkish lira. Other risks presented by emerging markets include civil disturbances, nationalization and expropriation of private assets, the imposition of taxes or other payments by foreign governments or agencies and other adverse actions or restrictions imposed by foreign governments.

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

In the year ended December 31, 2004, approximately 70% of our revenues were earned in currencies other than the euro and a significant portion of our revenues were denominated in U.S. dollars (18%). In addition, 68% of our assets are located outside the member states of the European Monetary Union.

Since our results are reported in euros, exchange rate movements may affect our reported profits, assets, equity and debt. This effect may be positive or negative depending on the nature of the actual exchange rate movement and the nature of any currency hedging instruments that we have put in place. Fluctuations in exchange rates could have a material adverse effect on our financial condition and results of operations. As an example, the appreciation of the euro against the majority of other currencies in 2004 had a significant impact on our reported results of operations. See “Item 5. Operating and Financial Review and Prospects”.

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

There may also be substantial challenges or delays in integrating and adding value to the businesses we acquire. In addition, the costs of integration, which are difficult to predict with precision, could be material and the projected synergies resulting from such acquisitions may not be realized. Material costs or delays in connection with the integration of the operations that we acquire or the inability to realize synergies from

Back to Contents

those acquisitions could have a material adverse effect on our business, financial condition and results of operations.

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

In certain of our operations, we have a significant but not controlling interest. Under the governing documents for certain of these partnerships and corporations, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions may require the consent of our partners or may be approved without our consent. These limitations could make it difficult for us to pursue our Group objectives for these investments.

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

Increases in our leverage and level of debt could have a material adverse effect on our operating and financial flexibility.

We have entered into a number of debt agreements, which have been used to help finance the capital expenditures and the implementation of our acquisition strategy (see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”). At December 31, 2004, we had consolidated debt of 8,152 million euros and shareholders equity of 8,477 million euros, and net cash provided by operating activities amounted to 1,736 million euros for the year ended December 31, 2004. Interest expense for the year ended December 31, 2004 amounted to about 434 million euros or approximately 25% of our net cash provided by operating activities during the year.

Our total debt has decreased by 543 million euros as of December 31, 2004 compared to December 31, 2003, as a result of actions taken to improve our financial flexibility. However to the extent our total debt materially increases, the possible negative consequences would include:

•	Increased financial charges, which entails, for example higher debt service costs that adversely affect our results of operations, and allocations of increasing amounts of cash flow for debt service;

•	Possible increased costs of future financing due to the downgrading of credit ratings issued by rating agencies in respect of our debt, and higher exposure to interest and exchange rate fluctuations;

•	Potential restrictions on our capital resources and/or operations imposed by lenders;

In the event any or all of the above occur, we would have reduced flexibility to take advantage of, or pursue, other business opportunities.

In the past, some of our debt agreements have contained and in the future they may contain financial, operating and other obligations that limit our operating and financial flexibility. Our ability to comply with these obligations depends on the future performance of our businesses. There can be no assurances that the obligations under our debt agreements will not materially adversely affect our ability to finance our future operations, or that they will not prevent us from engaging in other business activities that may be in our best

Back to Contents

interest. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Net cash (used in) provided by financing activities” and Note 23 (e) to our consolidated financial statements.

Our ability to pay dividends and repay debt depends on our ability to transfer income and dividends from our subsidiaries.

Lafarge S.A. is a holding company with no significant assets other than the shares of our wholly owned and non-wholly-owned subsidiaries. In addition, a certain number of our subsidiaries are located in countries that have had in the recent past, or may have in the future, regulations restricting the payment of dividends outside of the country as a result of exchange control regulations. While in the recent past, a very small number of subsidiaries, representing less than 5% of our revenues, were operating in countries presenting a legal risk for repatriation of dividends, as at the date of this document, we have not identified countries in which we operate that present such a risk. However, there is no assurance that such risk may not exist in the future.

In addition, the dividend payments or other transfers made by our subsidiaries to us may also be limited by covenants in our subsidiaries’ debt agreements or be subject to various contractual and/or tax constraints in the countries in which they operate, which could make such payments difficult or costly. We do not believe that any of these covenants or restrictions will have any material impact on our ability to meet our financial obligations. However, if in the future these restrictions are increased and we are unable to ensure the continued transfer of dividends and other income to us from these subsidiaries, this will impair our ability to pay dividends and make debt payments.

Increases in energy and fuel costs could have a material adverse effect on our results of operations and profitability.

Energy is a significant cost factor in most of our operations. We protect ourselves, to a certain extent, against the risk of energy price inflation through the ability of many of our cement plants to switch fuel sources or to use alternative fuels, such as used oil or tire recycling, in some of our cement plants and through the use of long-term supply contracts for certain of our energy needs. For example, from time to time, we contract for electricity and gas using forward contracts. Despite these measures, recent increases or significant fluctuations in energy and fuel costs have affected and may in the future affect our results of operations and profitability. See subsection of Item 4 entitled “Information on the Company — Cement — General Information Regarding Our Products, Markets and Industry — Production and facilities information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

Many products manufactured by our operating units are subject to government regulation in various jurisdictions regarding their production and sale and our operating units are subject to extensive regulation by national and local agencies concerning such matters as zoning and environmental compliance. In addition,

Back to Contents

numerous governmental permits and approvals are required for our operations. We believe that our operating units are currently operating in substantial compliance with, or under approved variances from, various national and local regulations in all applicable jurisdictions. In the past, our subsidiaries have made significant capital and maintenance expenditures to comply with zoning, water, air and solid and hazardous waste regulations and they may be required to do so in the future.

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

Changes in governmental regulations could increase our operating costs and could have a material adverse effect on our business, financial condition and results of operations. For example, the European Union recently passed a directive implementing the Kyoto Protocol on climate change that concerns our operations in Western Europe (see “Item 4. Information on the Company — Environment”).

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/euro exchange rate.

The ADSs trade in U.S. dollars. As the principal trading market for the shares underlying the ADSs is the Eurolist of Euronext Paris, where the shares trade in euro, the value of the ADSs will likely fluctuate as the U.S. dollar/euro exchange rate fluctuates. If the value of the euro decreases against the U.S. dollar, the price at which our ADSs trade will decrease. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of dividends received by holders of ADSs. See “Exchange Rate Information”, above. If the value of the euro decreases against the U.S. dollar, the value of the U.S. dollar equivalent of any dividend will decrease comparatively.

You may not be able to exercise preemptive rights for shares underlying your ADSs.

Under French law, shareholders have preemptive rights (“droits préférentiels de souscription”) to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their preemptive rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the Eurolist. U.S. holders of ADSs may not be able to exercise preemptive rights for the shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of ADSs of the preemptive rights associated with the shares underlying their ADSs, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights cannot be exercised by an ADS holder, JPMorgan Chase Bank, as depositary, will, if possible, sell such holder’s preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders’ interest in us will be diluted and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preemptive rights.

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

Back to Contents

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

Back to Contents

ITEM 4. INFORMATION ON LAFARGE

Business Overview

We believe, based on our experience in this industry that we are the world leader in construction materials and one of France’s major corporations in terms of sales. In the financial year 2004, under French GAAP, we achieved sales of 14,436 million euros, operating income on ordinary activities of 2,124 million euros and net income of 868 million euros, and at year end had total assets amounting to 24,772 million euros. We currently employ approximately 77,000 people in 75 countries. Our expertise in efficient industrial production, conservation of natural resources and respect for both society and the environment has been implemented around the world.

Our operations are organized into four Divisions, each of which holds a leading position in its respective market: Cement, Aggregates & Concrete, Roofing and Gypsum. We believe, based on our experience in these industries, that we are the largest cement producer worldwide, with annual sales of 6,810 million euros and industrial operations in 43 countries. We believe that we are the world’s second largest producer of aggregates and ready mix concrete. In 2004, our Aggregates & Concrete Division achieved annual sales of 4,747 million euros. We believe that our Roofing Division is the world’s leading producer of concrete and clay roofing tiles with annual sales in 2004 of 1,493 million euros, and that our Gypsum Division is the third-largest manufacturer of gypsum wallboard worldwide with annual sales of 1,340 million euros in 2004.

Contributions to our sales by segment for the years ended December 31, 2004 and 2003 and the related percentage changes between the two periods were as follows:

	Year ended December 31, 2004		% Var.	Year ended December 31, 2003
Sales	(in million €)%		2004/2003	(in million €)%

Cement	6,810	47.2	6.7	6,383	46.7
Aggregates & Concrete	4,747	32.9	6.3	4,465	32.7
Roofing	1,493	10.3	(1.1)	1,510	11.1
Gypsum	1,340	9.3	12.2	1,194	8.7
Other	46	0.3	(56.6)	106	0.8
Total	14,436	100.0	5.7	13,658	100.0

Sales by geographic area for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Total Sales by Geographic Area Year ended December 31,
Geographic Area	2004	2003	2002

Western Europe	6,020	5,776	6,005
North America	3,938	3,840	4,405
Mediterranean Basin	534	530	562
Central & Eastern Europe	746	696	661
Latin America	579	613	720
Africa	1,190	921	869
Asia/Pacific	1,429	1,282	1,388
Total	14,436	13,658	14,610

Our operating structure grants each of our Divisions responsibility for strategy and performance management in its area of business, in the context of our strategic guidelines. The Division-based organization allows greater decentralization and initiative, while maintaining overall coherence with respect to policies and product standards and allowing synergies between Divisions.

Our shares have been traded on the Paris stock exchange since 1923 and are a component of the French CAC-40 market index since its creation. On March 23, 2005 our market capitalization (including our treasury shares) was 12,879 million euros (based on the closing price). Our shares are also included in the SBF 250 index and the Dow Jones Eurostoxx 50 index.

Our shares have traded on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares, or ADSs under the symbol “LR” since July 23, 2001. Each ADS represents one-fourth of one share.

Back to Contents

Corporate Information and History and Development of the Company

We are a French limited liability company (société anonyme) governed by French law. Our commercial name is “Lafarge”. We were incorporated in 1884 under the name “J et A Pavin de Lafarge”. Currently, our by-laws state that the duration of our company is until December 31, 2066, and may be amended to extend our corporate life. Our registered office is located at 61 rue des Belles Feuilles, 75116 Paris, France. We are registered under the number “542 105 572 RCS Paris” with the registrar of the Paris Commercial Court (Tribunal de Commerce de Paris).

We originated in the first half of the nineteenth century in France as a lime exploitation enterprise founded by Auguste Pavin de Lafarge. We have been operating internationally since the 1860s, when we supplied lime for the building of the Suez Canal. After growing to be France’s largest cement producer during the first part of the twentieth century, we further developed our international profile by expanding in North America and South America. We became one of the largest cement manufacturers in North America after acquiring General Portland Inc. in 1981. Today, our North American operations are conducted principally through our 53% owned subsidiary, Lafarge North America Inc., a New York Stock Exchange (“NYSE”) listed company.

After further external developments namely in Western Europe, Eastern Europe around the Mediterranean Basin and in Asia Pacific and following the acquisition of Blue Circle Industries plc in 2001, which was then the sixth largest cement manufacturer in the world, we became the world’s largest cement manufacturer with operations in 39 countries.

While expanding our cement operations internationally, we have broadened our other longstanding product lines, aggregates (sand, gravel, calcareous and igneous materials), concrete and gypsum. The development of the Aggregates & Concrete business progressed significantly in 1997 with the acquisition of Redland plc, then one of the principal manufacturer of aggregates and concrete worldwide. This acquisition also brought us our roofing business.

Recent Events

Division	Geographic area	Timing	Description

Cement	Asia-South Korea	January 2004	Lafarge increased its holding in Lafarge Halla from 39.9% up to 50.1% for a value of 57 million euros.

Cement	Asia-China	June 2004	Lafarge announced plans to double by 2006 the capacity of its Dujiangyan cement plant located to serve the market of Chengdu (South West of China) for a total investment of $58 million.

In addition, Lafarge has signed an exclusive partnership agreement for cooperation with Shui On Construction and Materials Limited (“SOCAM”), a major player in the construction sector. SOCAM is setting up a joint venture for a total investment of about 160 million euros to acquire two cement plants in Yunnan. Lafarge has also an option to purchase from SOCAM, subject to certain conditions, until July 8, 2005 a 40% interest in a joint venture to be formed between SOCAM (80% stake) and the Yunnan Provincial Government (20% stake) which will control assets representing 4.5 million tonnes cement capacity in the Yunnan Province.

Back to Contents

Division	Geographic area	Timing	Description

Cement	Western Europe-Spain and Portugal	January and September 2004	The sale of our 40.9% participation in Cementos Molins took the form of a limited tender offer that Cementos Molins launched for its own shares. The transaction amounted to 265 million euros.

Cement	Asia-Vietnam	October 2004	Lafarge announced the construction of a grinding plant close to Ho Chi Minh City in Vietnam to enter service during late 2005. The investment, which will cost a total of almost $30 million for 2 years, is being made by DonaFrance, a joint venture in which Lafarge owns a 70% interest with the remainder held by a Vietnamese building materials company.

Cement	Latin America-Honduras	October 2004	A 50% owned subsidiary of Lafarge Incehsa S.A. de CV, a majority owned subsidiary of Lafarge, acquired a cement grinding unit in San Lorenzo for a total amount close to $15 million (11 million euros).

Cement	Latin America-Ecuador	December 2004	Lafarge acquired a German capital investment company, Finlatam V GmbH, Germany, which owns nearly 99% of the shares of Cementos Selva Alegre, a major cement producer in Ecuador. The company was acquired at a price of about $130 million (98 million euros) and is free of debt.

Cementos Selva Alegre, a cement manufacturer ranked number two in the Ecuadorean market with a 20% market share, owns a cement plant with an annual production capacity of 640,000 tonnes. The plant is located some 110 km north of the capital, Quito.

Cement	Asia-South Korea-India- Japan	January 2005	Lafarge announced the buyout of minority interests held by the State of Wisconsin Investment Board (“SWIB”) in its cement activities in South Korea, India and Japan, in accordance with the partnership agreements concluded five years ago.

The transaction is worth $141 million (104 million euros) and included:

• a 20.3% stake in Lafarge Halla Cement in South Korea, taking our total stake to 71.4%. Lafarge Halla Cement is South Korea’s fourth-largest cement producer, with three industrial sites and the capacity to produce 7.5 million tonnes of cement per year.

• a 23.6% stake in Lafarge India Private Ltd, taking our total stake to 94.4%. Lafarge India Private Ltd is the leading player in Eastern India. With total annual cement production capacity of 5 million tonnes across two cement plants and a grinding station. This unit supplies the Eastern Indian market.

• a 43% stake in Lafarge Japan Holdings, taking its total stake to 100%. Lafarge Japan Holdings owns 39.4% of Lafarge Aso Cement Ltd, which has two cement plants and total annual cement production capacity of 3 million tonnes.

Back to Contents

Division	Geographic area	Timing	Description

Cement, Aggregates & Concrete	North America	April 2004	Lafarge Building Materials Inc., a wholly-owned subsidiary of Lafarge S.A. which holds the cement and ready-mix assets formerly owned by Blue Circle in the United States, has completed the acquisition of the assets of the Ready-Mix Concrete and Cement Divisions of The Concrete Company of Columbus, Georgia for a total amount 87 million euros. The Concrete Company is a major cement importer and producer of ready-mix concrete, precast concrete and concrete pipe, and construction aggregates in the southeastern United States. The purchased assets include a cement import terminal with an annual capacity of 0.9 million metric tonnes, two distribution terminals, 46 ready-mix plants with annual sales of approximately 1.2 million cubic meters of concrete, and related equipment. Subsequently at the end of December 2004, we divested 17 of the acquired plants for an amount of 17 million euros.

Aggregates & Concrete	Western Europe-France and Switzerland	May 2004	Financière Granulats, a wholly owned subsidiary of Lafarge, acquired Hupfer Holding, a major aggregates and ready-mix concrete producer located in the east and the center of France and in Switzerland, for a price of 92.6 million euros, including debt of 23.5 million euros. The assets of Hupfer Holding include 9 quarries with a total annual capacity of 4.7 million tonnes of aggregates and 7 ready-mix plants (with a total capacity of approximately 0.3 million cubic meters).

Aggregates & Concrete	Western Europe-Spain	July 2004	Readymix Asland, a 50% owned subsidiary of Lafarge, acquired for 38.5 million euros, including debt of 6.5 million euros, Hormigones Ciudad Real S.A. (“HORCISA”), a major aggregates and ready-mix concrete producer. The HORCISA assets include 6 aggregates quarries, providing important reserves of aggregates, and 6 ready mix concrete manufacturing plants.

Roofing	Central and Eastern Europe-Romania	September 2004	Our 50% owned subsidiary Bramac opened its first concrete roof tile plant in Romania.

Roofing	Western Europe-United Kingdom and Belgium	November 2004	Our 100% subsidiary Schiedel, Europe’s leading manufacturer of chimney systems, acquired the British Rite-Vent Group. The Rite-Vent take-over will enable Schiedel to double its sales in Europe for stainless steel chimneys. At the same time Schiedel acquired Bemal NV in Belgium to expand its market position in that country.

Gypsum	Asia	May 2004	Lafarge Gypsum International purchased 14% of Lafarge Gypsum in Asia for a total amount of 34 million euros. As a subsidiary of Lafarge Gypsum in Asia, Lafarge Boral Gypsum in Asia is now owned 50% by Lafarge and 50% by Boral.

Back to Contents

Division	Geographic area	Timing	Description

Gypsum	Western Europe-United Kingdom	February 2005	Lafarge announced that it will invest approximately 45 million euros in a new plasterboard plant in the Midlands, which will increase its capacity by 50% in the United Kingdom with an additional 25 million square meters. Construction will start in 2005.

Other operations-Lime	North America	December 2004	Lafarge announced that it had completed the sale of its 40% stake in Carmeuse North America BV to Carmeuse, for $140 million (98 million euros). Lafarge had been a minority shareholder within Carmeuse North America since 1998.

Capital expenditures, acquisitions and divestitures in 2004

Our acquisitions in consolidated and non-consolidated companies represented an aggregate cash cost of 420 million euros in 2004. The most significant acquisitions included (monetary amounts below have been converted into euros using the average yearly exchange rates for 2004):

•	the acquisition in Ecuador of Cementos Selva Alegre for 98 million euros. Cementos Selva Alegre acquired at the end of 2004 will be consolidated starting January 1, 2005;

•	the acquisition of The Concrete Company of Columbus, Georgia, United States for 87 million euros with operations in both cement and concrete;

•	the acquisition of Hupfer Holdings for 69 million euros with operations in France and Switzerland in aggregates activities;

•	the acquisition for 57 million euros of an additional 10.2% stake in Lafarge Halla Cement, in South Korea; and

•	the acquisition for 34 million euros of an additional 14% stake in the holding company Lafarge Gypsum in Asia which controls our gypsum operations in Asia, in a joint venture with Boral.

In addition, in 2004 we spent 783 million euros on the ongoing upgrading and modernization of our existing industrial plants and 350 million euros in additional production capacity, including capital expenditures on major projects such as:

•	the new plant in Bangladesh for 32 million euros;

•	the kiln in Tula, Mexico for 22 million euros;

•	the second line in Chongqing, China for 15 million euros; and

•	the kiln in Ewekoro, Nigeria for 10 million euros,

and a variety of smaller projects which amounted to 149 million euros in cement, 63 million euros in aggregates and concrete, 48 million euros in roofing and 11 million euros in gypsum.

Divestitures of non industrial and financial strategic assets in 2004 yielded 574 million euros in cash. The most significant included:

•	the disposal of the 40.9% stake in Cementos Molins in Spain for 265 million euros; and

•	the disposal of the 40% stake in Carmeuse North America BV for 98 million euros.

On a year to year basis, we generally finance our capital expenditures with operating cash flows and, to some extent, with the proceeds from divestitures.

Back to Contents

Our Organizational Structure

For details of our principal subsidiaries, including their full legal name and country of incorporation, see Note 33 to our consolidated financial statements.

Our group comprises over 1,240 majority owned subsidiaries and approximately 230 companies in which we have an equity participation. The large number of subsidiaries is essentially due to the local nature of our business, our multiple installations in 75 countries and the organization of our activities into four Divisions.

The relations between Lafarge S.A., our group’s holding company, and our subsidiaries include a financial component and a services component.

The financial component covers the repatriation of dividends from our subsidiaries and the financing by Lafarge S.A. of the activities of our subsidiaries. At December 31, 2004, approximately 74% of the Group’s financial debt was carried by Lafarge S.A. The Company has access to short-term and long-term financial markets and to large banking networks for its financing and provides financing to its subsidiaries through intercompany loans. For this purpose, the Company uses in particular its Euro Medium Term Note program for medium to long-term financings and its Commercial Paper program for short-term financings. There are, however, a few exceptions to this general rule. When our subsidiaries operate in local currencies that cannot be obtained by Lafarge S.A., local financing is sought so as to ensure that local operations are financed in the relevant local currency. Another situation is when there are minority shareholders in our consolidated subsidiaries, such as our subsidiary Lafarge North America Inc., which has access to financial markets in North America and carries its own financings.

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

While some of our listed subsidiaries have a broadly dispersed public shareholder base, certain majority owned subsidiaries have minority shareholders that may be industrial or financial partners, governmental entities, employees or shareholders of the subsidiary before its acquisition by the Group. The presence of these minority shareholders is sometimes mandatory under local law or regulations (namely in case of a partial privatization) or is intended to share the business risk. The presence of these minority shareholders often leads to the implementation of shareholder agreements that contain board membership or other similar provisions, shareholders’ information rights and control provisions. Our subsidiaries that are subject to these shareholder agreements represent approximately 20% of our consolidated revenues and 23% of our consolidated operating income on ordinary activities. We do not currently experience any difficulties in the management of these subsidiaries vis-à-vis our partners which could present a risk to our financial structure.

Finally, certain of our shareholder agreements contain exit provisions to the benefit of our minority shareholders that can be exercised at any time or at certain fixed times (See Note 26 to our consolidated financial statements) or in specific situations, namely in case of a continuing disagreement or change of control of the relevant subsidiary or the Group. In particular, the shareholder agreements entered into in relation to our Cement business in Morocco and Egypt, our Gypsum business in Asia and our Roofing business in North America (the last two being our joint ventures with the Boral group) contain provisions that enable our partners to buy back our shareholding in these businesses in case of a change of control of Lafarge S.A.

The discussion that follows provides, with respect to each Division, the after tax return on capital employed, which is one of the measures of profitability of our operations used by the management. The after tax return on capital employed is the sum of the operating income on ordinary activities after tax (which is calculated by applying the effective tax rate for the year in question to the Division’s operating income on

Back to Contents

ordinary activities) and the share of net income of equity affiliates divided by the average capital invested per Division. The calculation of the after tax return on capital employed for year 2004 is based on the effective tax rate for the year 2003 — 28.6% — because the effective tax rate for the year 2004 is not representative for the purposes of this calculation. (See Notes 3(a) and 8 (b) to our consolidated financial statements).

Cement

Our Cement Division covers operations throughout the world. In the year 2004, the companies we consolidated (global and proportionate) had industrial operations in 43 countries. We believe that as cement demand is closely related to the business cycle and the level of infrastructure and construction spending, geographical diversification is the best way to ensure growth of returns. We believe emerging markets represent the best prospects for long-term growth in the cement industry.

Our goals for the coming years in cement are to further enhance our operating performance in our various geographic markets by improving operating performance through benchmarking and transfer of best practices. We also intend to continue to participate in the consolidation of the industry worldwide.

With sales of 6,810 million euros, our Cement Division contributed 47.2% of our sales in 2004 and 73.8% of our operating income on ordinary activities. The Cement Division’s after tax return on capital employed in 2004 was 9.5%. At December 31, 2004, we had 38,202 employees in the Cement Division.

On the basis of tonnes of cement capacity in 2004, we believe, based on our experience in this industry, that our cement business is the world’s largest producer of cement. At the end of 2004, the companies we consolidated (global and proportionate) operated 114 cement plants, 20 clinker grinding plants and 6 slag grinding stations.

In 2004, the companies we consolidated (global and proportionate) had sales volumes of 119.4 million tonnes of cement.

	Cement Sales by Destination Year ended December 31,
Geographic Area	2004		2003		2002
	(in million € except percentages)
Western Europe	2,204	32.4%	2,099	32.9%	2,274	32.7%
North America	1,338	19.6	1,345	21.1	1,579	22.7
Central and Eastern Europe	457	6.7	409	6.4	401	5.8
Mediterranean Basin	430	6.3	441	6.9	455	6.6
Latin America	372	5.5	416	6.5	502	7.2
Sub-Saharan Africa	944	13.9	766	12.0	756	10.9
Asia	1,065	15.6	907	14.2	981	14.1
Total	6,810	100.0%	6,383	100.0%	6,948	100.0%

We had sales of 3,267 million euros in emerging markets in 2004, compared to 2,938 million euros in 2003 and 3,092 million euros in 2002. The overall percentage of our sales to emerging markets was 48.0% in 2004 compared to 46.0% in 2003 and 44.5% in 2002.

General information regarding our products, markets and industry

Products

Our major products are a wide range of cements and hydraulic binders for the construction industry. Cement is a fine powder that is the principal strength-giving and property-controlling component of concrete. We have developed a broad-based product offering for construction industry professionals:

•	a range of cements adapted for use in all conditions (including cements adapted to exposure to seawater, sulfates and hostile natural environments);

•	special cements: white cement, oil-well cements, blended silica fume, fly-ash, pozzolana and slag cements; road surfacing hydraulic binders;

•	natural lime hydraulic binders for construction;

Back to Contents

•	masonry cements; and

•	ground slag.

All these products are referred to as “cement” in this report.

Together with this range of products, we provide a series of associated services, such as technical support, ordering and delivery logistics, documentation, demonstrations and training.

Production and facilities information

The production of cement can be separated into three main stages.

•	The first step is to mix calcium carbonate, silica, alumina and iron ore in the correct proportions and grind them to produce the “raw meal”;

•
This “raw meal” is then heated and calcined in a kiln at a temperature of around 1500[o]C, and then cooled down quickly to obtain an intermediate product in the form of a hard pellet, called “clinker”; and

•
The clinker is then mixed with gypsum and finely ground to produce cement. Other cementitious materials can also be added at this stage such as slag, fly ash and pozzolana, naturally occurring volcanic cement.

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

In addition to naturally occurring raw materials, it is sometimes possible to substitute them partially with other cementitious materials produced as by-products from other industrial processes, such as blast-furnace slag and fly ash from coal-fired power plants. The use of slag and fly ash can improve some characteristics of cement and can also help us lower our use of capital. The amounts that can be substituted depend on the particular characteristics of the slag or fly ash and on the standards and regulations applicable to the particular type of cement. The use of these substitute products is part of our environmental objectives of pursuing environmentally friendly solutions. We use slag and fly ash principally in our plants in North America, France, Spain, Turkey, Austria, Poland, Romania, Brazil, South Korea, India, South Africa, Greece, United Kingdom, Chile, Kenya, the Philippines and Malaysia. In 2004, the cementitious addition ratio rose to 13.2% compared to 12.0% in 2003. The use of cementitious products remains a part of our long-term development strategy.

Back to Contents

Cement production is capital intensive. The construction of a new dry process cement production line with a production capacity of 1 million tonnes per year (buildings, machinery and equipment) represents an investment of 50 to 160 million euros depending on the country in which it is located. The following table sets forth our estimate of a typical structure of grey cement production:

Item	Percentage of Total Cost
Raw Materials and consumables	23%
Energy	28
Direct production labor	14
Maintenance	14
Other fixed or general costs	7
Depreciation	14

Total Cost including depreciation	100%

We have placed special emphasis on becoming, and have become, more efficient in our sourcing and use of fuel. Fuel-efficiencies have been gained through improved plant design to include techniques such as using air exiting the kiln to preheat the blended raw materials as well as through the use of alternate fuels for firing the kiln, such as used oil or tire recycling, as a partial substitute for the oil, natural gas, coke or coal otherwise used. As an additional means of reducing energy costs, many of our cement plants are equipped to convert from one form of fuel to another with very little interruption in production, thus avoiding dependence on a single fuel and permitting us to take advantage of price variations between fuels. We have 71 plants that use some form of alternate fuel and operate with more than 4 different kinds of fuel. Approximately 70% of our cement plants are equipped to switch between fuel sources i.e. pet coke and coal. In 2004, alternative fuel accounted for close to 9% of the total fuel consumption in our worldwide operations. Our definition of alternative fuels only includes combustible wastes. The availability of wastes varies widely from region to region, and in particular between developed and emerging countries. Highly degraded fossil fuels are not included in our definition of alternative fuels and we also have a very aggressive strategy to increase our use of these as well.

Customers

In each of our markets we sell our cement, either bulk or bagged, to several thousand unaffiliated customers. Our products are used in three major segments of the construction industry: major civil engineering products, residential and commercial construction and renovation. Our primary customers are:

•	ready mix concrete producers;

•	precast manufacturers;

•	building materials wholesalers;

•	construction, civil engineering, road building and excavation work contractors.

We also sell to our other Divisions, including our Aggregates & Concrete Division, but we eliminate inter-company sales in reporting sales for the Division. In 2004, sales of our Cement Division to our other Divisions represented 593 million euros, compared to 562 million euros in 2003 and 573 million euros in 2002. Sales of cement are made generally pursuant to current orders from customers who purchase quantities sufficient for their immediate requirements. Our sales of cement do not typically involve long-term contractual commitments. The amount of backlog orders, as measured by written contracts, is normally not significant.

Market and competitive factors

The world’s major cement markets are Asia, Western Europe and North America, and the highest growth is expected to be in emerging markets. Historically, cement consumption in a given country has been correlated to growth of per-capita income. As emerging countries become industrialized, consumption tends to grow rapidly as a percentage of per capita income with increased expenditures on public works and housing. After a certain point of development, consumption per capita tends to taper off and may actually fall

Back to Contents

if the focus of development turns away from residential and commercial construction and infrastructure projects.

Demand for cement is seasonal and tends to be lower in the winter months in temperate countries and in the rainy season in tropical countries. In each country it is also closely linked to the level of public and private construction and infrastructure spending and is sensitive to interest rates and business cycles. Demand for cement in specific markets also depends on local considerations such as climate, natural resources and consumer tastes (demand for cement is far more seasonal in areas with cold winters such as Canada and the mid- western United States and, for example, U.S. residential construction uses more wood and less cement and concrete than much European residential construction).

Due to its nature, cement cannot normally be transported economically on land farther than about 300 km, although by sea and inland waterway it becomes economical to transport over great distances. Price is an important factor in competition. Nonetheless, demand for cement in any particular market is inelastic downwards in that lower prices do not typically increase market demand. Differentiation from competitors can be achieved through consistent quality over time and regular services as well as through the marketing of special purpose cements.

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

Our geographic markets

In the discussion that follows, we describe market conditions and our competitive position in the principal geographic areas in which we operate. The sales volume figures we have provided for each country or region are the total volumes sold in each particular country or region by our consolidated cement subsidiaries including volumes sold to our other Divisions and adjusted to reflect our percentage of interest in our proportionately consolidated subsidiaries. The information as to the rated annual cement production capacity of our operating cement manufacturing plants is based on management’s estimates at December 31, 2004. The production of a cement plant might be less than its rated capacity due to product demand, plant failures and seasonal factors. The information as to the total industry capacity is, unless mentioned otherwise, as estimated by JP Morgan in their report Construction & Building Materials Sector published in August 2004. In the following pages we will refer to this document as the “JP Morgan Report”. The JP Morgan Report estimate of our production capacity differs in some respects from our management’s estimates. However, we have retained the figures in the JP Morgan Report for our production capacity when calculating total industry capacity.

Western Europe

Western Europe represented approximately 32.4% of our cement sales in 2004. We have significant operations in France, the United Kingdom, Greece, Spain, Germany and Austria. We sold 32.0 million tonnes of cement in Western Europe in 2004 compared to 30.6 million tonnes in 2003 and 32.8 million tonnes in 2002.

Most cement markets in this region are mature and based on the JP Morgan Report, the total consumption for Western Europe as a whole in 2004 was close to 202.4 million tonnes or approximately 530 kg per capita. However, consumption varies dramatically within the region, with Greece and Spain having for instance a much higher per capita consumption of cement than France. The cement industry in Europe is competitive in all major markets, with production generally concentrated among the major international groups.

Back to Contents

Number of cement plants and production capacity by country at December 31, 2004

		Number of Plants		Total Cement Production Capacity
Country	Company	Cement	Clinker Grinding	(in million tonnes)

France	Lafarge Ciments	10	2	9.2
United Kingdom	Lafarge Cement UK (1)	8	—	7.8
Greece	Heracles General Cement	3	—	10.0
Spain	Lafarge Asland	3	—	4.6
Germany	Lafarge Zement	3	—	3.5
Austria	Lafarge Perlmooser	2	—	1.5
Italy	Lafarge Adriasebina	2	—	1.2
Total Western Europe		31	2	37.8

(1)	Lafarge Cement UK designates our cement operations in the UK.

France. Through our wholly owned subsidiary, Lafarge Ciments, we are the leading cement producer in France with a total market share of approximately 35%, according to the JP Morgan report. Our ten cement plants and two-seaboard clinker grinding plants are located to serve all of the major urban areas and regions in the country. We also operate a slag grinding plant and a lime plant. In 2004, France represented approximately 31.2% of our cement sales in Western Europe.

Based on figures provided by the JP Morgan Report, annual cement consumption in France fell rapidly in the mid-1990s to reach a low of 18.7 million tonnes in 1996 and 1997, but has partially recovered since the beginning of 1999 and has since stabilized with consumption in 2004 of 21.1 million tonnes compared to 20.7 million tonnes in 2003 and 2002. We sold 8.2 million tonnes of cement in metropolitan France in 2004, compared to 7.2 million tonnes in 2003 and 7.4 million tonnes in 2002.

Our major competitors in France are Ciments Français (72% owned by Italcementi), Vicat (in which HeidelbergCement holds an interest) and Holcim France (a wholly-owned subsidiary of Holcim).

United Kingdom. We established our operations in the United Kingdom through our acquisition of Blue Circle. Through Lafarge Cement UK, we are the leading cement producer in the United Kingdom. In 2004, the United Kingdom contributed approximately 22.2% of our cement sales in Western Europe. The JP Morgan Report estimated that our total installed capacity represented approximately 48% of the total rated capacity.

Our eight cement plants are located to serve the whole of the country, including Northern Ireland. The domestic market remained stable in 2004. We sold 6.3 million tonnes in 2004 compared to 6.4 million tonnes in 2003 and 7.1 million tonnes in 2002.

Our competitors in the United Kingdom are Castle Cement (wholly owned by HeidelbergCement), Rugby Cement (now an indirect subsidiary of Cemex) and Tarmac (controlled by Anglo American).

Greece. We established our operations in Greece with our acquisition of Blue Circle. Through our majority owned subsidiary, Heracles General Cement, we are the leading cement producer. In 2004, Greece contributed approximately 19.0% of our cement sales in Western Europe. According to our estimates we have a market share of 53%.

Our three cement plants are located to serve the domestic Greek market through seven separate distribution terminals. In 2004, exports from our operations accounted for approximately 37% of our volumes sold from Greece.

According to the JP Morgan Report, Greece had the fourth highest per capita cement consumption rate in the European Union in 2004. This reflects the fact that the construction market is very much concrete based. We sold 5.6 million tonnes of cement in Greece in 2004 compared to 6.0 million tonnes in 2003 and 5.5 million tonnes in 2002.

Our major competitors are Titan Cement Co and Halyps Cement Co (indirectly controlled by Italcementi).

Back to Contents

Spain. Our operations are conducted through our majority owned subsidiary Lafarge Asland, which we acquired in 1989. In 2004, Spain represented approximately 13.5% of our cement sales in Western Europe. We are currently the fourth largest cement producer in Spain with 9% of market share as reported by the JP Morgan Report. We sold 5.0 million tonnes of cement in 2004 compared to 4.9 million in 2003 and 6.8 million tonnes in 2002, which included sales of discontinued operations in Andalusia.

Our three plants are located primarily in the growth regions of the Mediterranean coast and of the region of central Spain surrounding Madrid. We also operate a network of distribution centers and 3 seaboard terminals. According to the JP Morgan Report, Spain is among the leading countries in Europe in terms of cement consumption per capita due to the high level of infrastructure and buildings spending and the market continued to expand in 2004 reaching 47 million tonnes. However, imports have continued to have a significant impact on prices especially in the coastal regions and, according to the JP Morgan Report, imports of cement and clinker represented approximately 19% of the market’s consumption estimated for 2004.

Our major competitors in Spain are Valenciana (99.5% owned by Cemex), Cementos Portland (55% owned by Valderrivas), Hisalba (99.9% held by Holcim), Financiera y Minera (indirectly controlled by Italcementi), Cimpor, Cementos Molins and Uniland.

Germany. Our operations are conducted through our wholly owned subsidiary Lafarge Zement GmbH. In 2004, Germany represented approximately 5.4% of our cement sales in Western Europe. We are the sixth largest cement producer with a 7% market share as reported by the JP Morgan Report.

We have three plants: the Wössingen plant near Karlsruhe, in which we initially acquired an interest in 1976, Karsdorf in Sachsen Anhalt, in Eastern Germany, which we acquired in 1991 and the Sötenich plant in Nord Rhein-Westphalia near the Belgian border, which we acquired in 1998. Our Wössingen plant serves Southern Germany including Stuttgart and Munich. Our Karsdorf plant serves Central and North Eastern Germany. Sötenich serves South West Germany including Cologne and Düsseldorf. We also serve Dresden and South Eastern Germany from our Cizkovice plant in the Czech Republic.

The construction industry has suffered a downturn since 1999 and, according to the JP Morgan Report, the overall cement market in Germany amounted to 28.3 million tonnes in 2004 a decline of 2% compared to 2003 and a decline of approximately 10% compared to 2002. We sold 3.0 million tonnes in 2004 compared to 3.1 million tonnes in 2003 and 2.7 million tonnes in 2002. Our major competitors in Germany are Dyckerhoff, HeidelbergCement, Schwenk, Readymix Zement (now an indirect subsidiary of Cemex) and Holcim.

Austria. Our cement business is conducted through our wholly owned subsidiary, Lafarge Perlmooser AG, in which we acquired our initial interest through our acquisition of Cementia in 1989. In 2004, Austria represented approximately 4.2% of our cement sales in Western Europe. Lafarge Perlmooser AG is the largest cement producer based on capacity according to our estimates. We operate two cement plants, one near Vienna and one in the Styria region. We sold 1.6 million tonnes of cement in 2004, compared to 1.4 million tonnes in both 2003 and 2002. Our major competitors are Lasselsberger, Wietersdorfer, Schretterand Leube.

We also hold a 50% interest in Kirchdorfer Zement, which operates a plant with a rated capacity of 0.55 million tonnes, according to our estimates.

Italy. Our cement business is conducted through our wholly owned subsidiary, Lafarge Adriasebina that we acquired in 1996. In 2004, Italy represented approximately 3.8% of our cement sales in Western Europe. We sold 1.4 million tonnes of cement in 2004 as well as in 2003 and 2002. We operate two cement plants and a number or import terminals.

North America

North America represented approximately 19.6% of our cement sales in 2004. We are represented in North America through our majority owned subsidiary, Lafarge North America Inc., a New York Stock Exchange (“NYSE”) listed company and through our wholly owned subsidiary Blue Circle North America Inc. which we acquired as part of the Blue Circle acquisition. The assets of Blue Circle North America Inc. are currently managed by Lafarge North America Inc., which had an option to purchase such assets anytime

Back to Contents

between July 1, 2002 and December 31, 2004, at a fixed call price of $1,400 million, subject to certain adjustments at the time of the exercise. On November 2, 2004, Lafarge North America Inc. decided not to exercise the option to purchase the Blue Circle North America’s assets.

North America is a mature cement market. Sales are seasonal in Canada and much of the East Coast and Mid West as temperatures in the winter fall below minimum setting temperatures for concrete. We sold 21.0 million tonnes of cement in North America in 2004 compared to 18.0 million tonnes of cement in 2003 and 17.5 million tonnes of cement in 2002. Approximately 14% of our cement shipments in North America were made to our Aggregates & Concrete Division.

Number of cement plants and production capacity by country at December 31, 2004

		Number of Plants		Total Cement Production Capacity
Country	Company	Cement	Clinker Grinding	(in million tonnes)

United States	Lafarge North America Inc.	8	—	7.6
	Blue Circle North America	5	—	6.0
Canada	Lafarge Canada Inc.	7	—	7.0
Total North America		20	—	20.6

United States. In 2004, the United States represented approximately 83.3% of our cement sales in North America. On the basis of the figures provided by the JP Morgan Report, we are the second largest cement producer with a 13% of market share, marginally less than Holcim. The acquisition of Blue Circle brought us operations in the southeastern United States that complemented our existing plants, which are primarily concentrated in the central and midwestern states, extending from the northern Great Lakes southward along the Mississippi River system. Two new production lines became operational in 2002 replacing our prior capacities at Sugar Creek, near Kansas City, and Roberta, Alabama. In 2003, we divested our operations in Florida, which consisted primarily of two cement grinding and import facilities, for approximately 142 million euros. We have expanded our use of cementitious products and already have two slag grinding facilities, one in Baltimore, Maryland, and the other close to Chicago, Illinois.

We sold 17.4 million tonnes of cement in 2004 compared to 14.8 million tonnes in 2003 and 14.6 million tonnes in 2002. Our most significant U.S. markets in 2004 were Illinois, Michigan and Wisconsin.

Our major competitors in the United States are Holnam (a subsidiary of Holcim), Southdown (a subsidiary of Cemex), Ash Grove Cement and HeidelbergCement’s U.S. subsidiaries.

Canada. In 2004, Canada represented approximately 16.7% of our cement sales in North America. We are the leading cement producer in Canada according to the JP Morgan Report, with approximately 34% of the total active industry clinker production capacity in Canada. We are the only cement producer serving all regions of Canada. We sold 3.7 million tonnes of cement in 2004 compared to 3.2 million tonnes in 2003 and 3.0 million tonnes in 2002. We had a significant increase in market consumption in British Columbia. In addition to the plants shown in the table above we also have two slag grinding plants in Ontario.

Our major competitors are St. Lawrence Cement (a subsidiary of Holcim) and St Marys Cement (a subsidiary of Votorantim).

Central and Eastern Europe

In 2004, Central and Eastern Europe represented approximately 6.7% of our cement sales. We have actively sought to take advantage of the opportunities offered in the emerging markets of Central and Eastern Europe and are present in Poland, the Czech Republic, Romania, Serbia-Montenegro, Slovenia and the Commonwealth of Independent States. Many of the countries in Central and Eastern Europe currently suffer from chronic excess capacity as a result of the inheritance from former central planning. However, we believe that the entry into the European Union of a number of Central and Eastern European countries will influence positively their long-term growth prospects. The companies we consolidated sold 10.2 million tonnes of cement in Central and Eastern Europe in 2004 compared to 9.0 million tonnes in 2003 and 8.1 million tonnes in 2002.

Back to Contents

Number of cement plants and production capacity by country at December 31, 2004

		Number of Plants		Total Cement Production Capacity
Country	Company	Cement	Clinker Grinding	(in million tonnes)

Poland	Lafarge Cement Polska	2	—	3.3
Romania	Lafarge Romcim	2	1	4.4
Total CIS		4	—	6.4
Commonwealth of Independent States	Voskresenskcement	1	—	1.9
	Mykolaivcement	1	—	1.6
	Uralcement	1	—	1.7
	Rezina	1	—	1.2

Serbia-Montenegro	Lafarge Beocinska Fabrika Cementa	1	—	1.5
Slovenia	Lafarge Cement D.D.	1	—	0.6
Czech Republic	Lafarge Cement a.s.	1	—	1.0
Total Central and Eastern Europe		11	1	17.2

Poland. In 2004, Poland represented approximately 25.6% of our cement sales in Central and Eastern Europe. We operate through our wholly owned subsidiary Lafarge Cement Polska which, we believe, based on our experience in this industry, is the second largest producer in terms of capacity. We acquired our plants in a series of acquisitions in 1995 and 1996. We sold 2.3 million tonnes of cement in 2004, compared to 2.2 million tonnes in each of 2003 and 2002. Our major competitors are CRH, HeidelbergCement, and Dyckerhoff.

Romania. In 2004, Romania represented approximately 24.5% of our cement sales in Central and Eastern Europe. We operate two cement plants and one clinker grinding station, through our majority owned subsidiary, Lafarge Romcim, which we acquired in 1997. The JP Morgan Report estimates the total market for cement in Romania at 5.2 million tonnes in 2004. We sold 1.8 million tonnes in 2004, compared to 1.9 million tonnes in 2003 and 1.6 million tonnes in 2002. In 2004, exports from our operations in Romania accounted for approximately 43% of our total volumes sold from Romania.

Commonwealth of Independent States. We have plants in Russia, Ukraine and Moldavia.

In 1996, we acquired our majority interest in JSC Voskresenskcement, which operates a cement plant in Voskresensk, near Moscow. In October 2003, we acquired a 75% interest in Uralcement, which operates a plant in the Urals with a capacity of 1.7 million tonnes. According to the JP Morgan Report, the total market for cement in Russia was 44.9 million tonnes in 2004. We sold 2.4 million tonnes of cement in Russia in 2004 compared to 1.6 million tonnes in 2003 and 1.5 million tonnes in 2002.

In 1999 after initially acquiring a minority stake in 1998, we acquired a majority interest in Mykolaivcement, which operates a cement plant in Mykolaiv, near the Black Sea. We sold 0.9 million tonnes of cement in Ukraine in 2004 compared to 0.8 million tonnes in 2003 and 0.7 million tonnes in 2002.

In Moldavia, where we acquired our first holding in 1998, our wholly owned subsidiary, Cement Rezina, operates a cement plant located in Rezina with a capacity of 1.2 million tonnes. We sold 0.4 million tonnes in 2004.

Serbia-Montenegro. Our subsidiary Beocinska Fabrika Cementa, which we acquired in 2002, is the market leader in Serbia-Montenegro, with a total annual production capacity of 1.5 million tonnes. The plant is located on the Danube close to Novi Sad and Belgrade. Our indirect ownership interest as at December 31, 2004 is 42.04%. We sold 0.9 million tonnes of cement in 2004 compared to 1.0 million tonnes in 2003 and 0.8 million tonnes in 2002.

Slovenia. Our subsidiary Lafarge Cement D.D., which we acquired in 2002, is the second largest cement producer on the Slovenian market, with an annual production capacity of 0.6 million tonnes. The plant is located close to the two major cities of the country (Ljubljana and Maribor) and close to Austria. We sold 0.5 million tonnes of cement in 2004 and in 2003 and 0.4 million tonnes in 2002.

Czech Republic. In 2004, the Czech Republic represented approximately 5.5% of our cement sales in Central and Eastern Europe. Our operations are conducted through our majority owned subsidiary

Back to Contents

Lafarge Cement AS. We sold 0.3 million tonnes of cement in 2004, 2003 and 2002. In 2004, exports from our operations in the Czech Republic accounted for 51% of our total volumes. Our major competitors are HeidelbergCement, Holcim and Dyckerhoff.

Mediterranean Basin

In 2004, the Mediterranean Basin represented approximately 6.3% of our cement sales. We believe that the emerging countries of the Mediterranean Basin have high growth potential in the medium to long-term as they industrialize and urbanize. Many of the cement markets in the region have only been recently opened up to competition after years of state ownership. The companies we consolidated sold 9.7 million tonnes of cement in the region in 2004 compared to 9.9 million tonnes in 2003 and 9.5 million tonnes in 2002.

Number of cement plants and production capacity by country at December 31, 2004

		Number of Plants		Total Cement Production Capacity
Country	Company	Cement	Clinker Grinding	(in million tonnes)

Jordan	Jordan Cement Factories	2	—	4.5
Morocco	Lafarge Maroc(1)	4	—	4.2
Total Turkey		4	4	4.4
Turkey	Lafarge Aslan	1	—	2.1
	Yibitas Lafarge(1)	3	3	2.1
	Eregli Cimento	0	1	0.2
Total Egypt		2	—	3.1
Egypt	Beni Suef Cement(1)	1	—	1.4
	Alexandria Portland Cement(1)	1	—	1.7
Total Mediterranean Basin		12	4	16.2

(1)	companies consolidated using the proportionate consolidation method

Jordan. In 2004, Jordan represented approximately 38.6% of our cement sales in the Mediterranean Basin. Our operations in Jordan are conducted through Jordan Cement Factories, a listed company. In 1998, Jordan Cement Factories was privatized and we purchased a 33.3% interest. We are currently the largest shareholder of the company with 48% participation. The Jordanian social security is the second largest shareholder in Jordan Cement Factories with a 23% interest.

Cement consumption has increased over the past few years. We sold 3.3 million tonnes of cement in 2004 compared to 2.8 million tonnes in 2003 and 2.7 million tonnes in 2002. In 2004, exports from our operations represented 14% of our total volumes sold from Jordan.

Morocco. In 2004, Morocco represented approximately 27.9% of our cement sales in the Mediterranean Basin. We operate four cement plants through our subsidiary Lafarge Maroc and its operating subsidiaries. Our partner in Lafarge Maroc is ONA, the largest Moroccan group. According to our estimates, we are the largest cement producer and have approximately 41.5% of the production capacity in the country. We sold 2.1 million tonnes in 2004 compared to 1.9 million tonnes in 2003 and 1.8 million tonnes in 2002. The market consists of international players and our competitors include Italcementi, Holcim and Cimpor.

Cement consumption is growing but the growth pattern is heavily influenced by the level of earnings in the agriculture sector, which drives the economy as a whole. In March 2004, Lafarge announced the decision by Lafarge Ciments (Morocco) to build a new production line in Bouskoura, to increase the cement capacity by over 900,000 tonnes. In May 2004, Lafarge Maroc inaugurated a new cement plant in Tetouan. With a production capacity of one million tonnes, the new plant was designed to meet fast-growing demand in Morocco’s northern provinces. The total investment in the new plant amounted to 120 million euros.

Turkey. In 2004, Turkey represented approximately 16.5% of our cement sales in the Mediterranean Basin. Through our majority owned subsidiary, Lafarge Aslan Cimento AS, we operate a plant in Darica, in the Marmara region, and through our wholly owned subsidiary, Agretas Agrega Insaat San.ve Tic.AS, we own a 49.9% interest in Yibitas Lafarge, a joint venture with Yibitas Holding, which we manage. Yibitas Lafarge operates plants in Central Anatolia and the Black Sea region.

Back to Contents

We sold 2.1 million tonnes of cement in Turkey compared to 1.9 million tonnes in 2003 and 2.8 million tonnes in 2002 (Ybitas Lafarge is consolidated using the proportionate consolidation method since 2003).

Our major competitors are Akçansa (a subsidiary of Heildelberger Cement and Sabançi), Italcementi, Nuh Cimento, BURSA, Vicat and OYAK.

Egypt. Our operations in Egypt are conducted through Lafarge Titan Egyptian Investments Ltd., a 50/50 joint venture with the Greek cement group Titan S.A. We initially joined with Titan to buy 76% of Beni Suef in 1999 and this joint interest was raised to 95% in 2000. We included Alexandria Portland Cement, which we acquired as part of the Blue Circle acquisition within the structure of the joint venture in 2002. Beni Suef has a single dry kiln plant located 120 kilometers south of Cairo and is the tenth largest producer. Alexandria Portland Cement serves Egypt’s second city, Alexandria, and is the seventh largest producer. It has a single plant with a dry line, which has been in operation since mid-2002. In 2003, the last wet kiln was closed so as to optimize the use of our assets in the country. We sold 1.2 million tonnes of cement in 2004 and in 2003. Our major competitors are Egyptian Cement (a subsidiary of Orascom and Holcim), Assiut (a subsidiary of Cemex) and Suez (in which Italcementi holds a large participation).

Latin America

In 2004, Latin America represented approximately 5.5% of our cement sales. We first entered the Latin-American market in the 1950s when we started our operations in Brazil. The companies we consolidated sold 6.0 million tonnes of cement in Latin America in 2004 compared to 6.2 million tonnes in 2003 and 6.5 million tonnes in 2002.

Number of cement and clinker plants and production capacity by country at December 31, 2004

		Number of Plants		Total Cement Production
Country	Company	Cement and clinker	Clinker Grinding	Capacity (in million tonnes)

Brazil	Companhia Nacional de Cimento Portland (“CNCP”)	5	—	4.2
	Companhia de Materiais Sulfurosos (“CMS”)
Chile	Empresas Melon	1	—	2.0
Venezuela	Fabrica Nacional de Cementos	2	—	1.6
Honduras	Lafarge Incehsa S.A. de C.V.	1	1	1.3
Mexico	Lafarge Cementos S.A. de C.V.	1	—	0.4
French Antilles	Ciments Antillais and Ciments Guyanais	—	3	1.0
Total Latin America		10	4	10.5

Brazil. In 2004, Brazil represented approximately 35.5% of our cement sales in Latin America. Our cement plants in Brazil are located mainly in the southeast of the country in the states of Rio de Janeiro, Minas Gerais and Sao Paolo. On the basis of figures published by the JP Morgan Report, we estimate we are the fourth largest cement manufacturer in terms of rated capacity. Our major competitors are Votorantim, Joao Santos, Camargo Correa, Holcim and Cimpor.

In 2004, the cement activity was slow due to both political and economical uncertainties. Retail sales, mainly for individual construction use, account for most of the demand.

We sold 2.4 million tonnes of cement in 2004 compared to 2.6 million tonnes of cement in 2003 and 2.9 million tonnes in 2002.

Chile. We operate through our majority owned subsidiary, Empresas Melon, a holding established with our acquisition of Blue Circle. In 2004, Chile contributed 21.5% of our cement sales in Latin America. Empresas Melon operates a single plant located near the capital Santiago. We believe, based on our experience in this industry, that we are market leader with 34.8% of market share. We sold 1.4 million tonnes of cement in 2004, 1.3 million tonnes in 2003 and in 2002.

Our major competitors are Polpaico (which is 54% owned by Holcim) and Cementos Bio-Bio.

Venezuela. In 2004, Venezuela represented approximately 15.9% of our cement sales in Latin America. We conduct our operations in Venezuela through our majority owned subsidiary, Fabrica Nacional de

Back to Contents

Cementos. Our major competitors are Cemex and Holcim. On the basis of figures published by the JP Morgan Report, we estimate we are the third largest cement manufacturer in terms of rated capacity.

Our plants are located in the northern part of Venezuela where 80% of the population is concentrated. We sold 0.8 million tonnes of cement in 2004 compared to 0.6 million tonnes in 2003 and 0.8 million tonnes in 2002.

Honduras. In 2004, Honduras represented approximately 10.5% of our cement sales in Latin America. In 1998, we acquired our majority owned subsidiary Lafarge Incehsa S.A. de C.V., which has a plant located near the capital Tegucigalpa. We have increased the capacity of the plant by 400,000 tonnes. In October 2004, one of Incehsa’s 50% subsidiaries acquired from Cemar the assets of a grinding station, located in South Honduras with an annual grinding capacity of 0.3 million tonnes. Our competitor is Cementos del Norte which has a plant located near the Guatemalan border.

Mexico. We operate a single plant in Mexico through our subsidiary Lafarge Cementos S.A. de C.V. which we acquired in 1999. Our plant in Mexico is located in Hidalgo State near Mexico City. Our major competitors are Cemex, Holcim, Cruz Azul and Moctezuma.

We decided in 2003 to start the construction of a new cement plant close to our existing plant near Mexico City. This new plant will have an annual production capacity of 600,000 tonnes and will replace the existing plant, which has a capacity 350,000 tonnes per year. The plant is expected to start operations in 2006. The total investment cost including additional reserves should be close to $120 million.

Sub-Saharan Africa

We substantially expanded our operations in the region with the Blue Circle acquisition, adding operations in Nigeria and Zimbabwe to our existing operations, which were primarily concentrated in South Africa and Kenya. In 2004, the region represented approximately 13.9% of our cement sales. The companies we consolidated sold 12.4 million tonnes of cement in the region in 2004 compared to 11.2 million tonnes in 2003 and 10.2 million tonnes in 2002.

Number of cement plants and production capacity by country at December 31, 2004

		Number of Plants		Total Cement Production
Country	Company	Cement	Clinker Grinding	Capacity (in million tonnes)

Total Nigeria		3	—	3.0
Nigeria	West African Portland Cement Company (“WAPCO”)	2	—	2.1
	Ashakacem	1	—	0.9

South Africa	Lafarge South Africa Ltd.	1	1	2.4
Cameroon	Cimenteries du Cameroun (“Cimencam”)	1	1	1.0
Benin	SCB-Lafarge	1	—	0.7
Kenya	Bamburi Cement	1	1	2.0
Uganda	Hima Cement Ltd.	1	—	0.3
Zambia	Chilanga Cement	2	—	0.7
Malawi	Portland Cement	—	1	0.2
Tanzania	Mbeya Cement	1	—	0.3
Zimbabwe	Circle Cement	1	—	0.4
Total Sub-Saharan Africa		12	4	11.0

Nigeria. In 2004, the Division sales in Nigeria contributed approximately 35.3% of our cement sales in Sub-Saharan Africa. We established our industrial operations in Nigeria through our acquisition of Blue Circle. They are conducted through our subsidiaries West African Portland Cement Company which serves the Lagos market and Ashakacem plc, which serves Northern Nigeria. In August 2003, we inaugurated a new cement plant in Ewekoro with a capacity of 1 million tonnes per year. According to our estimates, we are the first cement producer in the country and our two subsidiaries serve 26% of the market.

The domestic market dropped sharply in 2002, prior to the 2003 presidential election. The market subsequently expanded and reached 10.1 million tonnes in 2004 compared to 9.2 million tonnes in 2003, as

Back to Contents

reported in the JP Morgan Report. Wapco and Ashakacem sold 2.1 million tonnes of cement in 2004 compared to 1.8 million tonnes in 2003 and 1.8 million tonnes in 2002. Our competitors are Dangote, Flour Mills, Cement Co of Northern Nigeria (controlled by HeidelbergCement), Bendel Cement, Calabar Cement and Unicem.

South Africa. In 2004, South Africa represented approximately 16.4% of our cement sales in Sub-Saharan Africa. In 1998, we acquired our wholly owned subsidiary, Lafarge South Africa Ltd. Our operations consist of one cement plant, which serves the Johannesburg market, and one grinding plant near Durban.

The domestic market continued to improve in 2004 with a 15% growth in volumes, according to our estimates. We sold 2.0 million tonnes of cement in 2004 compared to 1.7 million tonnes in 2003 and 1.6 million tonnes in 2002. Our major competitors are Pretoria Portland Cement and Alpha (a subsidiary of Holcim).

Cameroon, Benin. Our subsidiary, Cimenteries du Cameroun, known as Cimencam, is the sole cement producer in Cameroon. In Benin, we have a 50% interest in SCB-Lafarge, which operates a cement plant in Onigbolo.

Kenya and Uganda. In 2004, Kenya represented approximately 7.8% of our cement sales in Sub-Saharan Africa. Our operations in Kenya are conducted through our subsidiary Bamburi Cement Ltd., which was operated as a joint venture with Blue Circle prior to our acquisition of Blue Circle in 2001. Bamburi Cement has an integrated cement plant in Mombasa and a grinding unit in Nairobi. The market recovered in 2002 after a few years of stagnation due to the condition of the economy and the lack of government and development funding. The market continued to grow in 2004 to reach 2.2 million tonnes, according to our estimates. Our major competitors in this market are Athi River Mining and East African Portland Cement, a state-controlled company in which Lafarge and Bamburi have a combined minority interest of approximately 40%. In 1999, through Bamburi Cement Ltd., we acquired an interest in Hima Cement Ltd., a company which operates a cement plant in Uganda.

Zambia, Malawi, Tanzania and Zimbabwe. In 2001, we acquired the operations in Zambia, Malawi, and Tanzania from CDC Partners. At the beginning of 2003, we decided to close the kiln of our cement plant in Malawi. We entered in our majority owned subsidiary in Zimbabwe, Circle Cement, with the acquisition of Blue Circle. Circle Cement has a single plant that serves the capital Harare.

Asia

In 2004, Asia represented approximately 15.6% of our cement sales. We believe that long-term growth prospects for the region remain very favorable. The companies we consolidated sold 28.2 million tonnes of cement in the region in 2004 compared to 23.1 million tonnes in 2003 and 21.1 million tonnes in 2002. In 2004, our operations in South Korea were fully consolidated, whereas they had previously been consolidated on a proportionate basis.

Number of cement and clinker plants and our production capacity by country at December 31, 2004

		Number of Plants		Total Cement Production
Country	Company	Cement and clinker	Clinker Grinding	Capacity (in million tonnes)

South Korea	Lafarge Halla Cement	2	—	9.1
Malaysia	Malayan Cement Berhad	3	1	13.0
India	Lafarge India Ltd.	2	1	5.0
Philippines	Lafarge Philippines	6	3	10.0
Total China		4	—	3.8
China	Beijing Chinefarge Cement	1	—	1.1
	Shunfa Lafarge Cement	1	—	0.5
	Lafarge Dujiangyan Cement	1	—	1.4
	Lafarge Chongqing Cement	1	—	0.8

Indonesia	P.T. Semen Andalas	1	—	1.5
Total Asia		18	5	42.4

Back to Contents

South Korea. In 2004, South Korea represented approximately 26.8% of our cement sales in Asia. We acquired a 39.9% interest in Lafarge Halla Cement in January 2000 and in January 2004, we increased our holding in Lafarge Halla up to 51.17%. Our subsidiary Lafarge Halla has been fully consolidated as a result of our increased equity interest. We operate a cement plant and a clinker plant both located in the North East of the country. We also operate a slag grinding plant at Kwangyang. In 2004, the cement market was of 57.7 million of tonnes according to the JP Morgan Report.

We sold 6.9 million tonnes of cement in 2004 compared to 3.2 million tonnes in 2003 and 2.9 million tonnes in 2002. Our major competitors in the country are TongYang, Ssangyong, Sungshin, Hyundai and Hanil.

Malaysia. In 2004, Malaysia contributed approximately 21.8% of our cement sales in Asia. We established our operations in Malaysia with our acquisition of Blue Circle. According to our estimates, our majority owned subsidiary, Malayan Cement Berhad is the leading cement producer. Our total installed capacity represented approximately 41% of the total rated clinker capacity, according to our estimates. Our three cement plants and our grinding plant are located to serve the whole of Malaysia and the export market. We sold 6.1 million tonnes of cement in 2004 compared to 6.4 million tonnes of cement in 2003 and 5.5 million tonnes in 2002. In 2004, exports from our operations represented 27% of the total volumes sold from Malaysia. The market remained relatively stable in 2004 with 12.3 million tonnes, as reported in the JP Morgan Report.

Our major competitors are Tasek Corporation, Renong, CMS Cement, Perak Hanjoong and Tenggara (100% owned by Holcim).

India. In 2004, India represented approximately 18.3% of our cement sales in Asia. We operate since November 1999 and we believe, based on our experience in this industry, we are the market leader in the eastern region of India. We sold 4.2 million tonnes of cement in 2004 compared to 3.6 million tonnes in 2003 and 3.9 million tonnes in 2002. Our major competitors in the Eastern region are Associated Cement Company, Gujarat Ambura Cement Ltd., Larsen & Toubro, Grasim/Ultratech and Century.

Philippines. In 2004, the Philippines represented 15.0% of our cement sales in Asia. We operate through our wholly owned subsidiary, Lafarge Philippines, and its subsidiaries. We believe, based on our experience in this industry, that our holdings constitute together the largest producer of cement with 32% of market share. We first entered the market in 1998.

Cement consumption in the Philippines is low by Asian standards. However, we estimate cement consumption has been growing at an average rate of over 7% per annum over the last decade and according to the JP Morgan Report, the total cement market amounted to approximately 12.1 million tonnes in 2003. In 2004, demand remained stable.

We sold 4.1 million tonnes of cement in 2004 compared to 4.2 million tonnes in 2003 and 3.7 million tonnes in 2002. Our major competitors in the country are Holcim and Cemex.

China. We are present in three areas.

Our majority owned subsidiaries, Beijing Chinefarge Cement Ltd. and Beijing Shunfa Lafarge Cement, serve the Beijing market. The Chinese state development investment company and a Chinese cement company respectively hold 15% and 20% of Beijing Chinefarge Cement, and a local Chinese partner holds 30% of Beijing Shunfa Lafarge Cement.

In the Sichuan province, near Chengdu, we completed the construction of the Dujiangyan plant with a 1.4 million tonnes cement capacity and launched commercial operations in mid 2002. We announced in June 2004 our intention to build a second production line. This $58 million investment will double the plant’s existing cement capacity, to reach 2.8 million tonnes. Production is expected to start mid-2006.

At the cement plant of Chongqing we are currently building a second production line to meet the very strong growth in the local cement market. This $40 million investment will increase the plant’s capacity by 1 million tonnes, thereafter reaching 1.8 million tonnes. The new line is expected to start in the second half of 2005. We hold a 63.7% interest in Lafarge Chongqing Cement.

Back to Contents

Lafarge has also an option to purchase from Shui On Construction And Materials Limited (SOCAM), subject to certain conditions, until July 8, 2005 a 40% interest in a joint venture to be formed between SOCAM (80% stake) and the Yunnan Provincial Government (20% stake) which will control assets representing 4.5 million tonnes cement capacity in the Yunnan Province.

Indonesia. We operate in Indonesia through P.T. Semen Andalas, which we have controlled since 1994. Our plant is located in the Aceh province at the northern tip of Sumatra. Our major competitors are Gresik (in which Cemex has a 25.5% interest), Indocement and Cibinong (in which Holcim has an equity interest of about 77%). We sold 1.2 million tonnes of cement in 2004 compared to 1.1 million tonnes in 2003 and 1.2 million tonnes in 2002.

On December 26, 2004, a tsunami struck the Banda Aceh area where our plant was located. Many employees and contractors lost their lives that day. Our plant was severely damaged, and has been stopped for a number of months. Our local team organizes cement supplies from other countries in Asia to serve the market and help reconstruction.

Bangladesh. In Bangladesh, our subsidiary, Lafarge Surma Cement, started the construction of a 1.2 million tonnes greenfield plant in the north east part of the country for a total estimated project cost of $255 million. The new plant is financed in part through project financing arrangements with a syndicate organized by the World Bank and the Asian Development Bank. Our majority interest in Lafarge Surma Cement is held though a 50/50 joint venture established with Cementos Molins.

Japan. Our majority owned subsidiary, Lafarge Japan Holding, holds 39.4% of Lafarge Aso Cement Ltd. with two plants in Kyushu with a combined cement capacity of 3 million tonnes. We account for our 22.45% indirect ownership interest in Lafarge Aso Cement Ltd. using the equity method.

Trading activities

In order to increase our international sales and explore new markets without the necessity of immediately making investments in new production facilities, we created our Cementia Trading subsidiary, a separate entity within Lafarge that focuses on cement trading. Through Cementia Trading we purchased and sold approximately 7.9 million tonnes of cement and clinker in 2004 (these volumes are included in the volumes reported sold by geographic zone above). Approximately 60% of this amount consisted of exports from our operations, including those in Greece, Malaysia and Romania, and the rest was purchased from third parties in Indonesia, Japan, Venezuela and Colombia. Our trading network also enables us to distribute cement from countries where we have excess capacity to regions around the world where it is in demand. This helps us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclical nature of the cement industry. Our trading activities constitute a fundamental part of our strategic goals by allowing international development through careful, calculated steps, while at the same time satisfying worldwide demand where required.

Marine Cement. Marine Cement acts mainly as an importer and distributor of cement in Reunion, the Seychelles and the Red Sea countries. Marine Cement sold 2.4 million tonnes of cement in 2004 compared to 2.2 million tonnes in 2003 and 1.5 million tonnes in 2002. Marine Cement purchases its cement from our own subsidiaries, including Malayan Cement in Malaysia, Bamburi Cement in Kenya and from third-party suppliers.

Capital expenditures

Cement is a capital-intensive business. In the periods ended December 31, 2004, 2003 and 2002 our capital expenditures in the Cement Division totaled 557 million euros, and 397 and 656 million euros, respectively. They related to the on-going upgrading and modernization of existing industrial operations around the world and on organic growth through the building of new production facilities. Our capital expenditures in the Cement Division accounted for approximately 56% of our overall capital expenditures in the three-year period.

The principal capital expenditures (in excess of 20 million euros) in the three-year period from 2002 to 2004 for the modernization or replacing of existing plants and equipment included:

Back to Contents

•
North America: increased capacity at the former Blue Circle Roberta plant (Alabama) (2002), increased capacity at the Sugar Creek plant (Missouri) (2002) and construction of slag production and grinding facilities in Chicago (2002);

•
Central and Eastern Europe: construction of a new production line (dry process) in Kujawy, Poland (2002 and 2003), the upgrading of our Voskressensk plant in Russia and of Beocin in Serbia-Montenegro (2004);

•	Mediterranean Basin: construction of a new line in Tetouan (2002, 2003 and 2004) and a new line at our plant in Alexandria, Egypt (2002);

•	Latin America: construction of a new cement plant near Mexico City, Mexico (2003 and 2004);

•	Sub-Saharan Africa: increased capacity at the former Blue Circle plant at Ewekoro in Nigeria (2002, 2003 and 2004); and

•	Asia: construction of a greenfield plant in Dujiangyan, China (2002), in Bangladesh (2004) and of a grinding plant in Vietnam (2004).

The Group also invested approximately 869 million euros in the three-year period on various acquisitions that expanded our market and geographical presence.

In 2005, the level of our capital expenditures will depend on general market conditions. We expect capital expenditures in the Division to exceed 800 million euros, excluding new acquisitions. We intend to invest in projects that maintain or improve the performance of our plants. We also intend to take advantage of selected acquisition opportunities in both mature and emerging markets.

The ongoing increases in capacity of cement plants in Morocco, China, as well as the construction of new plants in Mexico and Bangladesh and a grinding plant in Vietnam are included in the 2005 capital expenditures.

Aggregates & Concrete

With sales of 4,747 million euros, Aggregates & Concrete contributed 32.9% of our sales in 2004 and 15.9% of our operating income on ordinary activities. The Aggregates & Concrete Division’s after-tax return on capital employed in 2004 was 7.9%. At December 31, 2004, we had 20,096 employees in the Aggregates & Concrete Division.

Lafarge is a leading international supplier of aggregates, ready mix concrete and asphalt. On the basis of the volumes of concrete and aggregates sold in 2004, we estimate we are the world’s second largest producer of aggregates and ready mix concrete with significant market positions in Western Europe and North America. At December 31, 2004 the companies we consolidated (global and proportionate) operated 609 quarries and 1,105 ready mix concrete plants in 25 countries. In addition, we also produce asphalt and pre-cast concrete products and we are active in road contracting and surfacing in North America where we have leading positions in certain regions and in the United Kingdom.

In 2004, the companies we consolidated (global and proportionate) had sales volumes of 234.2 million tonnes of aggregates and 37.0 million cubic meters of ready mix concrete.

We manage our aggregates, concrete and asphalt businesses in the same Division because:

•	the final users of these three product lines are similar,

•	logistical constraints inherent to these businesses make it necessary to serve local markets through large numbers of operational units, and

•
it is generally most efficient to produce ready mix concrete and asphalt at or close to our aggregate quarries as this proximity allows us to share management, equipment, services and marketing and reduces our logistic costs, thus reducing our overall production costs.

We initially entered the ready mix concrete business as part of our strategy to vertically integrate our cement operations and subsequently expanded upstream into aggregates. Ready mix concrete producers are

Back to Contents

the largest consumers of cement in some of the major markets in which we are present. Vertical integration was pursued to better manage distribution channels, and to give us direct contact with the end-users of cement. We expanded into aggregates to secure the supply of raw materials and to profitably exploit our core competences in the geological, operational, environmental and regulatory aspects of quarrying operations which we had acquired through our cement operations. We also expanded into asphalt and road paving in North America and the United Kingdom, markets which provide further outlets for our aggregates resources. Our goals for the coming years are to pursue a growth strategy in aggregates in developed and selected emerging markets and to improve our operational performance.

The table below indicates the breakdown of our sales by destination in 2004, 2003 and 2002:

	Aggregates & Concrete Sales by Destination Year ended December 31,
Geographic Area	2004		2003		2002

	(in million €, except percentages)
Western Europe	1,958	41.2%	1,845	41.3%	1,856	38.9%
North America	2,220	46.8	2,130	47.7	2,405	50.5
Other Regions	569	12.0	490	11.0	507	10.6
Total	4,747	100%	4,465	100.0%	4,768	100.0%

General information regarding our products, industry and markets

Products

Aggregate (sand, gravel and crushed rock) is used as a base material in roads, landfill and buildings and as raw material for concrete, masonry, asphalt and many industrial processes. In North America and the United Kingdom we also produce asphalt, which consists of dried aggregate mixed with a binder of 5-10% of heated liquid bitumen, a by-product of the oil refining process. Asphalt is used for road surfacing and paving and we also act as road contractors in some geographies.

Ready mix concrete (a blend of aggregate, water, cement and chemical admixtures) is used for a variety of applications from curbs and sidewalks to foundations, highways and buildings. Currently, we market a wide range of concrete mixes from industry standard mixes, with good tensile strength and durability, to specialty concretes which, for example, offer customers ease of placement under various weather or construction conditions, cost efficient/fit for purpose products and products with specific technical qualities. We have research and development resources dedicated to providing differentiated concrete mixes for specific purposes, and have recently developed two new products; Agilia®, which offers clients such qualities as superior coverage and filling abilities, self-leveling surfaces and enhanced durability and appearance, and Ductal® which is a self-placing ductile concrete, that can “bend” without breaking, and which has ten times the compressive strength of traditional concrete. In North America and the United Kingdom we also produce pre-cast concrete products. Our pre-cast concrete products include pavers and paving slabs used in sidewalks and driveways and concrete building blocks for residential and commercial construction.

Production & facility information

Aggregates

There are essentially three primary sources of aggregates: land-won sand and gravel, hard rock and marine sand and gravel. The production of recycled (recycled concrete or asphalt) and secondary (such as iron and steel or mine waste) aggregates is also increasing. In 2004, approximately 61% of our production was hard rock and 39% was sand and gravel.

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

We currently estimate that we have control of approximately 10.1 billion tonnes of proven and authorized aggregates reserves at year-end 2004. We have sustained the level of our reserves through various acquisitions and successful permit applications. We believe that the quantities of proven and authorized reserves at our aggregates facilities are sufficient to result in an average life in excess of 35 years at present operating levels. We also have access to aggregate reserves for which we have either not yet requested or not yet received an extraction permit. We expect to gain the necessary permits for a significant portion of these in due course.

Ready mix concrete

Ready mix concrete generally consists of approximately 85% to 90% of dried aggregate which is combined with water and with 10% to 15% of cement and other cementitious substitutes that acts as a binder. Ready mix concrete is produced at low capital intensive industrial plants. The plants comprise storage facilities for the main raw materials and equipment for combining the dry materials to the required specification. The concrete is either mixed at the plant or in special mixer trucks. One cubic meter in volume of ready mix concrete can be mixed utilizing standard machinery in about three minutes.

Special additives may be included to give concrete a particular quality. Computerized systems add required quantities of additives such as retarding or accelerating agents plus water during the mixing process. For example, one of the key ingredients of our patented Ductal® concrete is its reinforcement made of metallic or organic fibers, which are a key component in its outstanding compression and traction strength.

Ready mix concrete also has a service aspect involving the on-time delivery of the quantity and quality of product ordered at the location specified by the customer. This aspect of the business requires significant logistical know-how. In a typical ready mix concrete plant raw materials will comprise about 85% of total production costs. Raw material prices can vary considerably between the various markets in which we operate. Over half of the raw material costs relate to cement and in our ready mix concrete operations we are expending substantial efforts to adjust our formulations to optimize raw material usage for a given standard of concrete. In order to achieve greater flexibility and better control over our transportation costs, we have increasingly moved toward subcontracting our transport operations and we now subcontract approximately 90% of our ready mix concrete transportation outside of North America.

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

Asphalt and Paving

Asphalt, like ready mix concrete, is produced at low capital intensive industrial plants. The plants comprise storage facilities for the main raw materials (bitumen and different grades of aggregates), equipment for combining and hot mixing the materials to the required specification and computerized systems for the addition of the requisite quantities of bitumen while the ingredients are mixed. Our asphalt plants range in output from 5,000 to 500,000 tonnes per year. Generally, asphalt consists of approximately 90% to 95% of dried aggregate with 5% to 10% of heated liquid bitumen that acts as a binder. Bitumen is a by-product of the petroleum refining process, the price of which is tied to oil prices.

Back to Contents

We are also active in paving where we have leading positions based on sales in certain regions in North America and in the United Kingdom.

Customers

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

We have no exclusive distribution or long-term supply contracts for ready mix concrete, pre-cast concrete products or asphalt, other than supply contracts to specific jobs which have been the subject of competitive tender. These are generally made on the basis of competitive prices in each market area, pursuant to current orders from customers on short notice who purchase quantities sufficient for their requirements. With regard to aggregates, we do have some supply contracts for specific production plants manufacturing ready mix concrete, asphalt and pre-cast concrete products. These contracts tend to be negotiated annually. The amount of backlog orders, as measured by written contracts, is normally not significant.

Market & competitive factors

General. We have built up our aggregates and ready mix concrete businesses over a number of years but the two most significant developments came with our acquisition of Redland in 1997 which almost doubled the size of our business and to a lesser extent from the acquisition of Blue Circle in 2001. In addition, we often acquire new concrete and aggregate operations in connection with a cement acquisition. We endeavor to restrict our concrete and aggregate operations to countries where the nature and enforcement of regulations ensure that we are operating on a “level playing field”. We seek to avoid operating in countries where regulations are not enforced or non-existent and where local operators are not obliged to follow the same environmental and labor standards thus giving them an unfair competitive advantage.

In the Western European and North American markets, where we have the bulk of our operations, the levels of aggregates, asphalt and ready mix concrete demand at a national level generally move in line with the consumption of cement. Demand is seasonal and tends to be less in the winter months in temperate countries and in the rainy season in tropical countries.

As with cement, the aggregates, asphalt and concrete industries are cyclical and dependent on the level of activity in the construction industry and level of public infrastructure spending. However, it is not economical to ship aggregates over large distances and ready mix concrete and asphalt cannot be transported over distances that involve more than about one hour of traveling time. Brand recognition and loyalty start playing a role in sales of our products. But the determining factors in the selection of an aggregate, ready mix or asphalt producer are still location, quality, reliability of service and price. Demand for all of these products is very fragmented as choice of provider and supply takes place within a local market. Demand for aggregates, concrete and asphalt thus depends on micro-market conditions and can vary dramatically within a national market.

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

Back to Contents

We estimate that the cost of a new plant and equipment to extract and process industrial minerals for a typical small quarry with an output of 250,000 to 500,000 tonnes per annum would be of the order of 2 to 4 million euros. With a large quarry with an output in excess of 1 million tonnes per annum costs would rise to 7 to 25 million euros while a super quarry may cost in excess of 45 million euros. These figures exclude costs for the land and minerals.

We believe we have a strong competitive position in aggregates. Our market positions and operational expertise assist us in optimizing returns from our investments. We are continuously seeking to improve our operational performance through performance improvement programs. We believe our knowledge of the construction markets assists us in ensuring that we acquire only well located reserves and businesses, and we believe that our environmental reputation for responsible land restoration assists us in obtaining new permits more easily and encourages landowners to deal with us as the operator of choice.

Ready mix concrete. Ready mix production has relatively few barriers to entry because of the low capital outlay required and the fact that the raw materials are generally plentiful and competitively priced. The concrete business in each micro market thus tends to be price constrained by the ability of competitors to quickly bring new capacity to market.

In each country in which we operate we aim to place our ready mix concrete plants in clusters in each micro market in which we operate in order to optimize our delivery flexibility, capacity and backup capability. The capacity of our plants varies depending upon market circumstance from 5 thousand to 300 thousand cubic meters. We evaluate each micro market in which we operate periodically and dismantle and move plants to locations where they can be used more profitably if we find a micro market is suffering from overcapacity or is a declining market. Recently we have increased the number of mobile plants we operate since these plants can be moved more easily and have the flexibility to be placed on temporary sites (including our clients’ sites) to meet local customers needs.

We believe that developing new ready mix concrete products, such as Ductal® and Agilia®, will enable us to increasingly compete on the basis of quality and product differentiation. We also believe that by providing superior technical support and service we can differentiate ourselves from our competitors and charge a corresponding premium. The ongoing implementation of our readymix concrete performance program has continued to deliver performance improvement.

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

Our geographic markets

Our major markets in Western Europe are France and the United Kingdom, which represented approximately 51.1% and 30.1% respectively, of our Aggregates & Concrete sales in this area in 2004. We are also present to a lesser extent in Greece, Austria and Italy and through two joint ventures with RMC Group plc (which was acquired by Cemex in March 2005) in Spain and Portugal. In North America our primary markets are in Eastern and Western Canada, Colorado, New Mexico, Kansas, Louisiana, Missouri, Ohio, Maryland, Pennsylvania, West Virginia, Wisconsin, Georgia, Alabama and Florida. Our main other markets are South Africa, Brazil, Chile, Malaysia and Singapore and Turkey. In 2004, we increased our aggregates and/or ready mix concrete presence in North America, France, Ukraine and Switzerland.

In aggregates and ready mix concrete we regularly acquire small independent operators. From time to time we acquire larger operations when the opportunity arises and, additionally, assume control of aggregates and concrete assets which have been acquired via larger cement acquisitions. For example, the Blue Circle

Back to Contents

acquisition in 2001 brought not only significant aggregates and ready mix positions in Georgia and Alabama in North America, but also positions in Greece, Malaysia, Singapore and Chile.

The following table shows our volumes and number of sites, broken down by geographic area, for 2004. The sales volume figures we have provided for each country or geographic zone are the total volumes sold in each particular country or zone by all of our consolidated subsidiaries, including volumes sold to our other Divisions and adjusted to reflect our percentage interest in our proportionately consolidated subsidiaries.

	Number of Sites At December 31, 2004		Volumes Sold in 2004
	Aggregates	Ready mix concrete	Aggregates	Ready mix concrete
Geographic Area			(in million tonnes)	(in million m3)
Western Europe	215	559	77.1	14.7
France	130	258	46.1	6.8
United Kingdom	56	110	19.3	2.4
Spain/Portugal (1)	21	148	8.4	3.4
Greece	3	21	1.5	1.4
Other	5	22	1.8	0.7
North America	342	308	134.9	12.1
Canada	256	141	63.2	5.1
United States	86	167	71.7	7.0
Other Regions	52	238	22.2	10.2
South Africa	20	44	5.8	1.7
Brazil	4	44	2.2	0.7
Chile	3	40	3.2	2.0
Malaysia/Singapore	1	46	0.7	3.0
Turkey	5	18	2.1	1.3
Other	19	46	8.2	1.5
Total	609	1,105	234.2	37.0

(1)	Our Spanish and Portuguese operations are conducted through two joint ventures with RMC Group plc (which was acquired by Cemex in March 2005).

In 2004, our asphalt operations produced and sold 10 million tonnes in the United States, Canada and also in the United Kingdom.

In aggregates in North America, Western Europe and in emerging markets, we face competition from numerous independent operators. However, the aggregates industry in particular is in the early stages of consolidation and we face competition from regional and international producers such as Vulcan Materials and Martin Marietta Materials in the United States and Hanson and CRH internationally. In the United Kingdom, this process of consolidation has reached the stage where the five major producers sales account approximately for 75% of the market.

In ready mix concrete the tendency towards consolidation is less pronounced but we still face competition from firms such as RMC Group plc (Cemex), HeidelbergCement, Holcim, Hanson, CRH and Rinker both in North America and internationally. Our strategy of vertical integration of concrete with cement operations has also been followed by our major competitors in the cement markets such as Holcim, Cemex and CRH.

Capital expenditures

Capital expenditures in the years ended December 31, 2004, 2003 and 2002 amounted to 261 million euros, 168 million euros and 204 million euros, respectively. These capital expenditures related to the on-going upgrading and modernization of existing industrial operations around the world and to organic growth through the building of new production facilities. Our capital expenditures accounted for approximately 22% of our total capital expenditures in the three-year period.

The Group also invested approximately 240 million euros in the three-year period on various acquisitions that expanded our market and geographical presence.

In 2005, the level of our capital expenditures will depend on general market conditions. We expect capital expenditures to total approximately 180 to 250 million euros, excluding new acquisitions. We intend

Back to Contents

to invest in projects that maintain or improve the performance of our plants. We also intend to take advantage in 2005 of selected acquisition opportunities in Europe and North America and in selected emerging markets.

Roofing

In 2004, sales of the Roofing Division amounted to 1,493 million euros. Roofing represented 10.3% of our consolidated sales in 2004 and 7.1% of our consolidated operating income on ordinary activities. The Roofing Division’s after tax return on capital employed in 2004 was 5.5%. At December 31, 2004 we had 11,683 employees in the Roofing Division.

We acquired our roofing business in December 1997 as part of our acquisition of Redland plc and we believe, based on our experience in this industry that we are the world’s largest producer of concrete and clay roof tiles by annual sales and volumes. At the end of 2004, the companies which we consolidated (global and proportionate) operated 158 production sites in 34 countries. We are principally based in Western Europe (which represented 74.1% of our sales in 2004) but we are also present in North America, through a joint venture with Boral, which represented 7.5% of our total roofing sales in 2004, and are expanding into other regions including Asia Pacific, which represented 18.4% of our sales in 2004.

The companies we consolidated (global and proportionate) sold 127.8 million square meters of concrete roof tiles, 26.0 million square meters of clay roof tiles and 3.1 million meters of chimneys in 2004.

Our goals are to consolidate our positions in Western Europe in concrete roof tiles, clay roof tiles and roofing components and to develop progressively in emerging markets.

The table below indicates the breakdown of our sales by destination in 2004, 2003 and 2002:

	Roofing Sales by Geographic Area Year ended December 31,
Geographic Area	2004		2003		2002

	(in million €, except percentages)
Western Europe	1,107	74.1%	1,138	75.4%	1,162	75.6%
North America	112	7.5	109	7.2	121	7.9
Other Regions	274	18.4	263	17.4	255	16.5
Total	1,493	100.0%	1,510	100.0%	1,538	100.0%

General information regarding our products, industry and markets

Products

Our roofing products are designed for pitched roofs. Pitched roofs are the traditional form of European roofing and predominate in the residential market in Western Europe and North America. Pitched roofs are generally covered with tiles, shingles, metal sheets, metal tiles or fiber cement. Flat roofs are most commonly used in commercial buildings, but are also used in some residential structures, such as the row houses of the U.S. Eastern seaboard cities. Flat roofs are normally covered with roofing felt and tar, and products designed for pitched roofs are not commonly used on flat roofs.

A pitched roof is generally far more expensive to install than a flat roof both in terms of materials and labor costs but has a longer life expectancy, with clay or concrete tile roofs lasting up to 50 years as compared to the 10 to15 year average for a flat roof.

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

Back to Contents

Roofing Products. In 2004, our roofing products represented approximately 87.3% of our total sales in the Roofing Division worldwide. We offer a line of products that comprise entire roofing systems providing complete solutions for pitched roofs including:

•
Roof tiles. In 2004, sales of roof tiles represented approximately 67.1% of our overall sales in roofing. Through innovation in production and coating technology, we offer a wide spectrum of shapes, profiles, surfaces and colors, to meet varying aesthetic, quality and durability demands. Recent innovations include improved dirt-repellant surfaces, longer color durability, expanded color offerings, as well as larger sizes of tiles to achieve greater construction efficiencies on-site. There are generally two varieties of materials for roof tiles: concrete and clay.

•
Concrete tiles. Concrete tiles represented approximately 49.6% of our overall sales in the Division in 2004. Our concrete tiles range from uncoated tiles and classic red monocolored polymer coated tiles to premium tiles, which have the same appearance as traditional clay designs, wood shingles and slates. The principal advantages of concrete are its durability, its general cost-effectiveness and the widespread availability of raw materials for its manufacture. Concrete roof tiles are used worldwide, particularly by residential building contractors. Usually, ten concrete tiles are laid per square meter, but there can be as few as 5.5 tiles per square meter for larger sizes or as many as 60 in the case of small format plain tiles.

•
Clay tiles. Clay tiles represented approximately 17.5% of our overall sales in the Division in 2004. We offer a variety of sizes and surfaces of clay tiles, ranging from large format tiles (10-13 tiles per square meter) and medium-size and light profile tiles (13-17 pieces per square meter) to small format tiles (20-60 pieces per square meter). In addition, we offer a variety of surface finishes, ranging from mono-colored to multi-colored tiles that simulate the effect of old tiles, as well as premium-glazed tiles.

•
Roofing Components, Metal and Other Products. In 2004, sales of roofing components, metal and other products represented approximately 20.2% of our overall sales in the Division. In order to provide complete roofing solutions, we also offer a range of complementary products and services to our customers. Roofing Components include a large number of components and accessories that cover all functional aspects of roof construction, such as safety gratings, snow guard tiles, ventilation underlays, skylights, and prefabricated roof elements. In addition, we also offer photovoltaic and solar thermal installations that generate electricity and warm water, respectively.

Chimneys. Sales of chimneys represented approximately 12.7% of our overall sales in the Division in 2004. Based on our experience in this industry, we believe that we are currently the leading manufacturer of chimney systems in Europe, offering both ceramic and steel models, by annual sales and volumes. We believe that we are the technological leader in ceramic chimneys in Europe based on product developments.

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

Our innovations include multi-wall insulated chimneys with cavity ventilation that prevent moisture damage, and isostatic ceramic liners that are more resistant to temperature variations.

Production & facility information

Concrete tiles. Concrete tiles are manufactured out of sand-based concrete mix by extrusion onto individual molds or pallets. Several layers may be added, by extrusion or other means, to obtain a variety of surface textures and colors on the weather side of the tiles. Once dried, the tiles are removed from the molds and after two to four weeks of curing are ready for installation. Our simple tiles are made out of a single layer of concrete whereas several layers of concrete may be used in our most expensive tiles. Raw materials amount to approximately 45% of our total production costs and we have spent a great deal of effort on

Back to Contents

improving our formulations to optimize our use of raw materials as well as introducing practices to improve the quality of our finished products. Based on historic trends we do not consider the prices of these raw materials to be volatile. Depreciation, direct labor and fixed costs represent about 52% of our total production costs. Energy represents approximately 3% of our total production costs.

At December 31, 2004, the companies we consolidated (global and proportionate) operated 102 production sites devoted to the manufacture of concrete tiles, with a total maximum annual capacity based on full shifts of 557 million square meters. The annual average capacity of our plants is 5.5 million square meters. We depreciate our new plants on a straight line basis over 20 years. The average capital investment for a new plant today would be between 4 and 20 million euros depending on the location, capacity, degree of automation and product range. Because of freight costs and design differences, most of our concrete tile plants are designed to supply a regional market.

Clay tiles. Clay tiles are manufactured out of a mix of natural clays, molded under pressure and fired in a tunnel kiln at high temperatures. Various types of finishes can be achieved for different applications through surface coatings. The newer production processes (so called “H Cassette”) require significant capital investments, but result in higher quality tiles that can be produced in larger sizes. The quality and delivered cost (from the quarry to the plant) of clay is critical to the quality of end-product and cost performance of the plant. Ownership or control of high-quality clay deposits near the plant is determinative of the plant’s overall performance. However, raw materials costs are a smaller proportion of our costs than in concrete tiles, representing approximately 15% of our total production costs. Based on historic trends we do not consider the prices of these raw materials to be volatile. We either extract clay from our own reserves or have secured long-term supply contracts that endure over the expected life of the relevant plants. Depreciation, direct labor and fixed costs represent approximately 70% of our total production costs. Due to the use of kilns in manufacturing, energy costs are significant, amounting to about 15% of our total costs.

At December 31, 2004, the companies we consolidated (global and proportionate) operated 23 plants devoted to the manufacture of clay tiles, with a total maximum annual capacity based on full shifts of 38 million square meters. The average annual capacity of our plants is 1.7 million square meters. Depending on the technology used, the average capital investment for a new clay tile plant today would vary from 40 to 50 million euros for an annual capacity of 2 million square meters. We depreciate our new plants on a straight line basis over 20 years. The geographic reach of sales from a given plant is usually restricted by the design of tile which it produces and the geographic market for that design. Freight costs have less of an influence because of the higher prices charged for clay tiles.

Roofing Components. We manufacture or purchase from manufacturers a variety of roofing components. Each production process is specific to the type of accessory.

Chimneys. We have 22 production sites devoted to manufacturing chimneys, 6 of which are in Germany and the remainder of which are located in Europe. The total maximum annual capacity based on full shifts of our chimney plants is 7.5 million meters. Most of our mineral-based chimney products consist of a simple blockstone reinforced with a three-layered product comprising a ceramic flue liner, a mineral wool insulation and a light weight concrete blockstone. Our mineral-based chimney products are delivered either as single parts to be assembled by the mason on site or as prefabricated story-high chimneys which can be mounted on the site without specialists. Our metal-based chimneys are constructed mainly from stainless steel and small amounts of aluminum. The basic construction principles are the same as those used in the manufacture of mineral-based chimney systems.

In addition, we offer all the accessories necessary to assemble a chimney on the building site, including a flue gas connection to the boiler, cleaning doors, condensate handling, chimney coverage, glue, mortar and top cover plate. These accessories are provided to the customer as prepackaged kits.

Customers

We believe in establishing long-term relationships with our ultimate customers, the building owners, as well as the professionals who cater to them:

•	roofing contractors;

Back to Contents

•	architects;

•	house builders and developers;

•	housing associations;

•	local government and planners;

•	retailers and merchants; and

•	chimney constructors.

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

Market & competitive factors

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

The demand for roofing products is linked to overall construction activity within a given region, population (measured by the number of households) and demographic growth, economic development and growth in average household income, climatic conditions, governmental regulations (such as change of added value tax rates for building materials in Poland, reduction of the home owner credit in Germany and the new requirement in Spain that all new buildings be equiped with solar technology on the roof), insurance regulations (e.g. fire protection), and availability and affordability of land for new construction. In general, demand in developing countries tends to be driven in large part by utility and durability, whereas aesthetics tends to be a more significant factor in more developed countries.

Western European markets are seeing a relatively stable market for renovation while the new-built markets are declining in many countries. Also there is a growing trend towards the utilization of clay tiles. While clay is generally more expensive than concrete, it is perceived as having greater decorative value. Clay roof tiles are increasingly being used in Northern Europe, mostly for upscale renovations of individual houses. Clay roof tiles are also the traditional roofing material in Southern Europe, especially in the Mediterranean Basin, and Asia. They are selected mainly for aesthetic reasons and to preserve architectural traditions.

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

According to our own internal estimates, we believe, based on our experience in this industry, that we are the market leader in Europe in pitched roofing products by sales and volumes. Our principal competitors in Europe for pitched roofing products are Etex, Imerys, Terreal, Uralita, Koramic and Creaton. In the European market for chimneys, we believe, based on our experience in this industry, we are also the market leader by sales and volumes, followed by Poujoulat, Raab and Plewa.

Back to Contents

We believe, based on our experience in this industry, that our MonierLifetile joint venture is the largest manufacturer of premium-quality concrete roof tile in the North American market by annual sales and volumes. However, we estimate that concrete and clay tiles represent only around 6% of the pitched roofing market in North America. We estimate that asphalt shingles represent approximately 84% of the total pitched roofing market in North America, and the primary manufacturers are Owens Corning, GAF and Certain Teed (Saint- Gobain). We are currently not present in the North American market for chimneys.

Our geographic markets

In the discussion that follows, we describe market conditions and our competitive position in the principal geographic areas in which we operate. The sales volume figures we have provided for each country or geographic region are the total volumes sold in each particular country or region by our consolidated subsidiaries, including volumes sold to our other Divisions and adjusted to reflect our percentage of interest in our proportionately consolidated subsidiaries.

The following table illustrates the business operations of our consolidated subsidiaries by geographic region at December 31, 2004:

	Number of plants
	Concrete Tiles	Clay Tiles	Chimneys	Roofing components, Metal and other Products
Geographic Area	At December 31, 2004
Western Europe	44	18	13	9
Germany	11	5	6	4
United Kingdom	9	1	2	1
France	5	4	—	—
Italy	9	3	1	—
Other	10	5	4	4
North America	13	0	0	0

Other Regions	45	5	9	2
Central & Eastern Europe	14	1	9	1
Mediterranean Basin	1	—	—	—
Latin America	3	1	—	—
Sub-Saharan Africa	6	—	—	1
Asia/Pacific	21	3	—	—
Total	102	23	22	11

Concrete and clay tiles and roofing components

Western Europe

We believe, based on our experience in this industry, we are the market leader in Western Europe based on annual sales and volumes. Western Europe represented approximately 74.1% of our total roofing products sales worldwide, and is the first market where we established our presence. We sold 61.2 million square meters of concrete tiles and 23.2 million square meters of clay tiles in the region in 2004. Our four principal markets in this region are Germany, the United Kingdom, France and Italy.

In Germany, which represented in 2004 approximately 34.8% of our roofing products sales in Western Europe, we have been facing declining volumes in concrete tiles and we have closed down two of our older plants in the past three years. These plant closures have allowed us to focus our operations on our most efficient plants and reduce our surplus capacity. We have also introduced new products such as our Star surface, a concrete tile with a smoother surface. We have also expanded our roofing components activities with the acquisition of Kloeber, a large roofing accessories producer.

We have restructured our operations in France, Italy and the Netherlands by closing down older small-scale plants while expanding capacity at our more modern operations and constructing a clay tile plant in southern Italy that became operational in 2001. We are also present in Austria, Belgium, Denmark, Finland, Norway, Sweden and Switzerland.

Back to Contents

North America

North America is our second most important regional market, after Europe, for pitched roofing products. In 2004, our sales of concrete roofing tiles and roofing accessories in North America accounted for 7.5% of our total sales in roofing products worldwide. We operate in North America through our jointly controlled American subsidiary, MonierLifetile which was formed in 1997 as a 50/50 joint venture between Redland’s subsidiary Monier Inc., which it had acquired in 1987, and Boral Lifetile Inc., a subsidiary of Boral Limited of Australia. MonierLifetile is the largest manufacturer of premium-quality concrete roof tiles in the United States based on sales and volumes. Currently, the company has 13 active concrete tile manufacturing plants in the United States, located principally in the southern states.

Other Regions

Central & Eastern Europe: We are continuing to expand into Eastern and Central Europe. Our main markets in this region are Poland, the Czech Republic, Hungary, Slovakia and Russia. We also have operations in Bulgaria, Croatia, Estonia, Slovenia and Romania where in 2004 a new concrete tile plant opened. We have a presence through sales/administrative offices in Bosnia-Herzegovina, Latvia, Lithuania, Serbia-Montenegro and Ukraine.

Asia Pacific: Our most substantial presence in other regions is in Asia where we are present in Malaysia, Japan, China, Indonesia, Philippines, India and Thailand. We have been in other regions expanding our presence in Asia and we now have six concrete tile plants in China, a new concrete tile plant in India and eight concrete tile plants and one clay tile plant in Malaysia. In 2002, we set up a joint venture with Cementhai Building Products, (a member of the Siam Cement Group), Lafarge Siam Roofing, for the manufacturing of clay roof tiles in Thailand. We opened our first clay tile plant in Rayong, Thailand in 2003.

Other countries: We are present in Turkey with a concrete tile plant. In Brazil, we operate three concrete roof tile plants and one clay roof tile plant. We also operate a joint venture with Boral in Mexico. We have substantial operations in South Africa where we sold 6.4 million square meters of tiles in 2004.

Chimneys

We have production plants in 13 European countries. Including sales offices, we are present in 23 countries.

In 2004, we acquired a new plant in Belgium (Bemal), we opened also a sales office in Russia and acquired Rite-Vent Group including one plant in the United Kingdom and 3 sales offices (United Kingdom, Italy and Germany).

Capital expenditures

Capital expenditures for the years ended December 31, 2004, 2003 and 2002 in the Roofing Division amounted to 111 million euros, 86 million euros and 88 million euros, respectively. These capital expenditures related to the on-going upgrading and modernization of existing industrial operations around the world and on organic growth through the building of new production facilities. The Roofing Division’s capital expenditures accounted for approximately 10 % of our total capital expenditures in the three-year period.

There were no individual investments in the three-year period from 2002 to 2004 for the modernization or replacing of existing facilities and equipment which exceeded 20 million euros.

The Group also invested 40 million euros on various acquisitions over the three-year period to expand our geographical presence and strengthen our product range.

In 2005, the level of our capital expenditures will depend on general market conditions. We expect capital expenditures to total approximately 130 to 160 million euros, excluding new acquisitions. We intend to invest in projects that maintain or improve the performance of our plants. We also intend to take advantage in 2005 of selected acquisition opportunities.

Back to Contents

Gypsum

In 2004, with sales of 1,340 million euros, the Gypsum Division represented 9.3% of our consolidated sales and 6.1% of our consolidated operating income on ordinary activities. The Gypsum Division’s after tax return on capital employed in 2004 was 9.5%. At December 31, 2004 we had 6,012 employees in the Gypsum Division.

On the basis of square meters of wallboard produced in 2004, we believe, based on our experience in this industry, that we are the third largest manufacturer worldwide. We first entered the market for gypsum products in 1931, with the production of powdered plaster. We have since extended our product lines, and currently manufacture and offer several gypsum-based building solutions including gypsum wallboard, gypsum plaster, plaster block, jointing compounds, metal studs, anhydrite binders for self-leveling floor screeds, sound and thermal insulating partitions, and industrial plasters.

At December 31, 2004 the companies we consolidated (global and proportionate) operated 83 industrial sites in 24 countries. Of these, 36 were wallboard plants with a total production capacity of approximately 1,039 million square meters, 44 were plants where we produced other plaster and related products such as plaster, plaster block and jointing compounds and three were plants which produced paper.

Our goals are to develop our presence in strong growth markets, strengthen our position in the existing markets, innovate in our system and product offer, reduce costs and improve our marketing.

The table below indicates the breakdown of our sales by destination in 2004, 2003 and 2002:

	Gypsum Sales by Geographic Area Year ended December 31,

Geographic Area	2004		2003		2002

	(in million €, except percentages)
Western Europe	723	54.0%	657	55.0%	604	52.7%
North America	263	19.6	226	18.9	245	21.4
Other Regions	354	26.4	311	26.1	297	25.9
Total	1,340	100.0%	1,194	100.0%	1,146	100.0%

We have been actively expanding our gypsum operations in emerging markets. We define emerging markets as those countries in our other geographical regions, excluding Japan, Australia and New Zealand. In 2004, we generated revenues of 286 million euros in emerging markets compared to 247 million euros in 2003 and 235 million euros in 2002. Emerging markets accounted for 21.3% of our total revenues in gypsum worldwide in 2004 compared to 20.7% in 2003 and 20.5% in 2002.

General information regarding our products, industry and markets

Products

The predominant gypsum product sold in the global market is gypsum wallboard (also called plasterboard). Gypsum wallboard, which in 2004 represented approximately 70% of our sales of gypsum products, is used primarily for both new residential and commercial construction and for repair and remodeling of:

•	partitions;

•	paneling;

•	ceilings; and

•	linings.

We believe that in our main markets renovation activities accounted for approximately 40% of our gypsum wallboard sales in 2004, with some differences from one country to another.

Gypsum wallboard was invented in the United States in the early 1900s, but its widespread adoption in construction in North America and Europe has largely been a phenomenon of the last fifty years. It is available in standard sized sheets in a variety of thickness and quality including special sheets for high

Back to Contents

humidity areas such as bathrooms. Due to its naturally low thermal conductivity, wallboard is an ideal insulating material, which is why it is used in interior walls. It also acts as a flame retardant and absorbs ambient sound. New technologies are being exploited to make boards stronger and more flexible. These changes mean that for the first time gypsum wallboard is competing with such materials as bricks for commercial usage.

We manufacture over a thousand different types of gypsum wallboard worldwide. We regularly introduce innovations to our product range to improve their ease of use and range of applications. In 2004, in France, we made an important step into the mobile partition systems business with our acquisition of a stake in the Clips group. The Gypsum Division is also progressively launching worldwide a new generation of four tapered edge plaster boards under the name SIGNA™. These products, with their four tapered edges made on line at low cost, represent a major innovation for the plasterboard industry. They considerably help installers to achieve a top quality finish in various applications.

In previous years, several new products and systems were launched in various countries, such as new jointing compounds to facilitate the application of our patented Deco line systems (wallboard made with paper having received a suitable coating associated with a specific jointing compound of identical whiteness, eliminating the need for a primer coat on job sites), new fire-proofing plasters and new ceiling tiles. 2003 was also the first full year of PLA-tec® operations in France (consisting of tailor made gypsum board architectural components) which proved to be successful with large installers who, as a result of PLA-tec®, saved time on the site and were able to increase the quality of complex architectural parts.

Our other gypsum-based products, such as plaster, industrial plaster, gypsum blocks and related products such as metal studs and accessories, which together in 2004 comprised the remaining 30% of our activity in this sector, are adaptable to a wide variety of uses and are targeted at the construction and decorating industry.

We tailor our marketing efforts in gypsum products to the specialized needs of each market. This marketing effort involves exchanging products or adapting our products to various technical specifications unique to each market and to differences in American and European fitting habits and production standards.

Production & facility information

Gypsum is the common term for calcium sulfate dihydrate, a naturally occurring industrial mineral that is common in sedimentary environments. Gypsum can also be obtained as a by-product from chemical manufacturing and from the scrubbers of certain coal-fired power plants. This so-called “synthetic” gypsum is increasingly being used in wallboard manufacture.

Water molecules are physically locked inside the crystal structure of gypsum. When calcined, gypsum becomes a fine powder that, mixed with water, can be applied in a plastic state which then sets and hardens by the chemical recombination of the water with the plaster. Gypsum is unique because it is the only industrial mineral that can be calcined, and yet go back to its original state when rehydrated. It is this property which is exploited in the manufacturing process.

In the manufacture of wallboard:

•	gypsum is calcined and ground to a flour like consistency known as stucco;

•	the stucco is blended with water and other ingredients in a mixer to form a slurry;

•	this slurry is extruded between two continuous sheets of paper at the forming station;

•	the product travels down a long line in order to give the stucco molecules time to rehydrate and recrystallize into gypsum;

•	as it travels, the gypsum crystals grow into each other and into the liner paper, giving the product three-dimensional strength;

•	when the product has achieved initial “set” or firmness (approximately three minutes), it is cut into lengths;

Back to Contents

•	the individual boards are then dried in a kiln to remove excess water; and

•	the boards are packaged face to face and stored until ready for shipment.

Gypsum is a key raw material for wallboard production. To produce one square meter of wallboard, we need on average approximately nine kilograms of gypsum. In 2004, we sold 675 million square meters of wallboard which used approximately six million tonnes of gypsum. We use both naturally occurring gypsum from our own quarries and synthetic gypsum. Based on historic trends we do not consider the prices of these raw materials to be volatile. We use synthetic gypsum principally in some of our plants in the United States, South Korea, France, Germany and the Netherlands. We generally aim to locate our production sites as close as possible to gypsum supply sources to minimize transport costs, but in certain circumstances it is economical to transport natural gypsum long distances.

Our policy is to secure both our own natural reserves and long-term supply contracts for synthetic and natural gypsum in order to diversify our supply risk. At year-end 2004, our consolidated companies operated 16 gypsum quarries worldwide including 12 in Western Europe. We currently estimate that we have approximately 113 million tonnes of proven and authorized reserves of gypsum worldwide. We estimate that we have an additional 175 million tonnes of identified reserves for which we expect to obtain authorization. In general, we obtain synthetic gypsum through long-term contracts that last approximately 20 years, most of which contain an option to renew. In certain cases, as a function of our supply needs and local market practices, we contract over shorter periods. We have contracts outstanding for the supply of over 42 million tonnes of synthetic gypsum over the life of the contracts. We believe our current supply of gypsum, both natural and synthetic, is adequate for present and foreseeable operating levels.

Gypsum represents approximately 12% of our production costs and is a less significant input than paper in the manufacture of wallboard, which represents approximately 28% of our production costs. We primarily use recycled paper in our manufacturing process, and produce 50% of the paper we use in wallboard production through our own paper mills in Sweden, France and in a joint venture in the United States. The major raw material for paper is recycled fibers whose prices are volatile as they are influenced by worldwide trading. Energy costs make up approximately 13% of the delivered paper cost. We depreciate our wallboard plants on a straight line basis over 20 years.

Customers

Our gypsum wallboard products are mostly sold through wholesalers, including:

•	general building material distributors;

•	specialist dealers;

•	lumber yards in the United States;

•	decorating companies in emerging markets; and

•	do-it-yourself home centers.

Specifiers, like architects, also have a significant impact on the choice of the best partition or ceiling systems. Depending on the specificity of each country, each business unit develops dedicated promotion efforts.

Sales of gypsum are made generally pursuant to current orders from customers who purchase quantities sufficient for their immediate requirements. Our sales of gypsum do not typically involve long-term contractual commitments. The amount of backlog orders, as measured by written contracts, is normally not significant.

Back to Contents

Market & competitive factors

We believe, based on our experience in this industry, that the total world gypsum wallboard market exceeds 6,000 million square meters per year, with North America accounting for about half of the world’s demand and industrialized countries more than 80%.

The gypsum industry is an integrated industry worldwide in which a few large companies, including our own, predominate. Today seven producers hold approximately 80% of the total market in a consolidating industry. These companies operate gypsum wallboard plants and usually own the gypsum reserves used in manufacturing the wallboard. They also sell gypsum for use in Portland cement production, other manufactured gypsum products and agriculture.

Our largest competitors in Europe are BPB and Knauf and in the United States, U.S. Gypsum Corporation, National Gypsum, BPB and Georgia Pacific.

The gypsum wallboard industry is highly competitive. Producers compete on a regional basis and primarily on factors such as price, product range and quality and customer service. Producers whose customers are located close to their wallboard plants benefit from lower transportation costs, which is an important advantage.

The demand for gypsum wallboard is closely linked to the gross national product of each market and to the construction methods employed. Wallboard penetration is higher in markets that employ advanced construction methods. In markets that use so-called “dry” construction processes (i.e. steel or wood materials), such as the United States, Japan and Australia, wallboard is used for fire protection, to keep installation costs down and for ease of assembly. The average annual consumption of gypsum wallboard in these countries is between four and ten square meters per person. In Western Europe, where “wet” construction processes are more commonly used (i.e. construction using masonry, stone and brick materials), the average annual consumption of wallboard is between two and four square meters per person.

We envisage significant market growth potential in developing countries where construction methods are expected to evolve. Factors that stimulate market demand for gypsum products are the need to increase construction speed and labor cost increases, necessitating simpler and less labor-intensive assembly methods. In most countries in Asia, Eastern Europe and South America wallboard consumption is currently at modest levels (less than one square meters per person per year), but growing rapidly at rates ranging from 8% to 15% and more. Gypsum wallboard demand is seasonal in North America, as it is tied to the level of construction activity which tends to be seasonal.

Our geographic regions

In the discussion that follows, we describe market conditions and our competitive position in the principal geographic regions in which we operate. The sales volume figures we have provided for each country or geographic regions are the total volumes sold in each particular country or region by our consolidated subsidiaries, including volumes sold to our other Divisions and adjusted to reflect our percentage interest in our proportionately consolidated subsidiaries.

Western Europe

In 2004, our sales in Western Europe accounted for 54% of our total sales in gypsum worldwide. Western Europe is the second largest regional market worldwide for wallboard, after North America. Our three principal markets in this region are France, the United Kingdom and Germany. Our total annual production capacity for wallboard in Western Europe was approximately 331 million square meters as of December 31, 2004 and we sold 266 million square meters in Western Europe in 2004.

France. We operate in France through our wholly owned subsidiary, Lafarge Plâtres. We have four wallboard plants in France, one of which is designed to use primarily synthetic gypsum and the others natural gypsum. We also have a paper mill and 16 other production sites for the rest of our gypsum product lines, which include plaster, plaster blocks, industrial plaster, insulation and other materials.

Back to Contents

In 2004, we purchased a 25.5% stake in the Clips group, a recognized specialist in moveable partitions and interior design elements. Clips operates throughout France and, through subsidiaries, in China and Germany.

United Kingdom. We operate in the United Kingdom through our wholly owned subsidiary, Lafarge Plasterboard Ltd. We have a single plant in the United Kingdom, located in Bristol, with two wallboard production lines designed to primarily use natural gypsum. Our plant is supplied with gypsum from Spain. We also have a jointing compound plant in Frampton.

In February 2005, we announced an investment of approximately 45 million euros to build a new wallboard plant in the United Kingdom. This plant, located in the Midlands region will use synthetic gypsum and have an annual capacity of 25 million square meters.

Germany and the Netherlands. We operate in Germany through our wholly owned subsidiary, Lafarge Gips GmbH. In February 2003, we completed the acquisition of the wallboard businesses of Gyproc in Germany and Poland for 42 million euros (net of cash acquired). The two acquired plants, located in Peitz and in Hartershofen with a combined annual capacity of 53 million square meters, were fully integrated with our other operations. We now operate four wallboard plants in Germany and a wallboard plant in the Netherlands which are primarily designed to use synthetic gypsum, except for the plant in Hartershofen, Germany, which is primarily designed to use a mix of natural gypsum and synthetic gypsum.

Other regions. We own a wallboard production plant and a plaster plant in Italy through our wholly owned subsidiary, Lafarge Gessi S.A. as well as a metal studs business though our subsidiary, Lafarge Profili. We also operate a paper mill in Sweden. In addition, we have a minority interest in Yesos Ibericos which operates a wallboard plant and three plaster plants in Spain.

North America

In 2004, our sales in North America accounted for 19.6% of our total sales in gypsum worldwide. Our total annual production capacity for wallboard in North America was approximately 233 million square meters at December 31, 2004 and we sold 202 million square meters in 2004. We first entered the North American gypsum market in 1996 and we estimate, based on volumes sold and our experience in the industry, that we are now the sixth largest producer in this region.

We operate in North America through our majority owned subsidiary Lafarge North America, Inc. At December 31, 2004 we operated four wallboard manufacturing plants in the United States, two of which use natural gypsum, located in Newark, New Jersey and Buchanan, New York. Two state-of-the-art wallboard manufacturing plants using 100 percent recycled materials, including synthetic gypsum generated from nearby power plants are located in Silver Grove, Kentucky and in Palatka, Florida. We are also party to a joint venture paper mill in Lynchburg with Rock-Tenn company, Virginia. In Canada, we operate one gypsum wallboard manufacturing plant in Corner Brook, Newfoundland, and a jointing compound plant in Quebec. Our subsidiary Lafarge North America Inc. ceased operations at its Wilmington plant, Delaware, at the end of 2002 as part of an ongoing strategy to service customers predominantly from newer, more efficient plants.

In November 2004, Lafarge North America Inc. announced plans to invest $75 million to substantially upgrade and double the capacity of its Buchanan, New York, wallboard plant. The improved facility is being built to produce 60 million square meters of gypsum wallboard annually to meet the growing demands of our residential and commercial customers in the northeast United States. The renovation is expected to begin mid-2005 and to be completed in mid-2006.

Other regions

Central and Eastern Europe and the Mediterranean Basin. We currently have operations in Poland, Ukraine, Romania and Morocco. We acquired our operations in Poland in 2000 with the acquisition of Dolina Nidy and Nida Gips. Nida Gips had an old wallboard plant in Gacki which was closed at the end of 2002. We have completed the construction of a new wallboard plant at the same site, which began operations at the end of 2002. We also operate a metal stud plant in Poland. In 2003, we increased our stake in Lafarge Arcom Gips in Romania and consolidated Lafarge Aghirès, our gypsum business in Romania, for the first time.

Back to Contents

We have operations in Ukraine: a plaster business, Stromgips and a commercial office in Kiev selling imported wallboard. In Turkey, we operate two companies through joint ventures which comprise a wallboard production plant and a construction plaster facility near Ankara and a quarry and production facilities near Istanbul.

Asia Pacific. We operate in the Asia Pacific region through a joint venture with the Australian company Boral Limited which held 50% of the joint venture at the end of 2003. In 2004, we purchased the shareholding of our minority financial partners who helped to finance our investment in our Asian joint venture and our interest in the joint venture is now 50%. At the end of 2004, our wallboard capacity in the region was 281 million square meters. The joint venture, Lafarge Boral Gypsum in Asia (“LBGA”), is managed jointly with Boral in accordance with our management policies.

The joint venture has three plants in South Korea which manufacture wallboard from synthetic gypsum. In China we have one main plant near Shanghai and a smaller one in Chongqing. The joint venture also has two wallboard plants in Indonesia, a metal stud plant in Indonesia and a wallboard plant in Malaysia.

The joint venture conducts its operations in Thailand through Siam Gypsum Industry with two plants and a combined capacity of 92 million square meters of wallboard at December 31, 2004. Siam Gypsum Industry announced the idling of a third facility in Navanakorn during the first quarter of 2003.

In February 2005, we announced that LBGA, with a total investment of approximately $30 million will double its production capacity of plasterboard in China to more than 70 million square meters per annum in order to keep up with sustained market growth. Two new plants will be built — as government approvals have been received — one in Shanghai and one in Chongqing which will complement LBGA’s existing manufacturing facilities in both cities. The Chongqing plant is expected to be operational in the third quarter of 2005 and the Shanghai plant in the first quarter of 2006.

Outside of the joint venture we have two plants in Australia located in Melbourne and Sydney which exclusively manufacture wallboard from natural gypsum. We entered the Australian market in 1988 through a joint venture with the Pioneer Group. The joint venture was fully acquired in 1999.

Latin America. Our principal markets in this region are Chile, Brazil and Argentina. In these countries, we operate through companies we control jointly with the Etex Group. We have one wallboard plant in each of Argentina, Brazil and Chile and two plaster plants, one in Brazil and one in Chile.

Africa. In 2003, we entered the South African market through the acquisition of 40% of MacSteel Interior Systems, a leading producer and distributor of interior systems, including plasterboard systems. In 2004 we acquired the remaining 60% interest in the company which changed its name to Lafarge Gypsum South Africa.

Capital expenditures

Capital expenditures in the years ended December 31, 2004, 2003 and 2002 in the Gypsum Division amounted to 46 million euros, 54 million euros and 79 million euros, respectively. These expenditures related to the on-going upgrading and modernization of existing operations around the world and to organic growth through the building of new production facilities. The Gypsum Division’s capital expenditures accounted for 6.3% of our total capital expenditures in the three-year period.

The Group also invested 135 million euros in the three-year period on various acquisitions to expand our capacity and our geographic presence.

The principal investments (in excess of 20 million euros) in the three-year period from 2002 to 2004 for modernizing or replacing existing plants and equipment included:

•	Eastern Europe: construction of a new wallboard plant in Gacki, Poland (completed end of 2002); and

•	Asia: construction of a new wallboard plant in Dangjin, Korea (completed September 2002)

In 2005, the level of our capital expenditures will depend on general market conditions. We expect capital expenditures to total approximately 140 to 170 million euros, excluding new acquisitions. We intend

Back to Contents

to invest in projects that maintain or improve the performance of our plants. We also plan to pursue external growth opportunities that will enhance our ability to compete.

Other Operations

The sale of the operations of our former Specialty Products Division was initiated in 2000 with the disposal of our European road marking business which was sold to the Burelle group and the sale to three investment funds of our majority stake in Materis Participations which included our former operations in admixtures, aluminates, mortars, paints and refractories. In 2003, following the sale by these three investment funds of their stake in Materis Participations to a new investment fund, LBO France, our share in Materis decreased from 33.36% to 7.27%. We entered into agreements with Materis allowing Materis to continue to use the Lafarge trademark and establishing a partnership in research and development until 2006.

In 2004, we sold our remaining lime business in the United Kingdom and our 40% equity interest in Carmeuse North America BV for 98 million euros.

Our other operations generated sales of 28 million euros in 2004, representing approximately 0.2% of our consolidated sales, compared to 87 million euros in 2003 and 191 million euros in 2002.

Capital expenditures

In the years ended December 31, 2004, 2003 and 2002, we made no material capital expenditure in our other operations.

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

•	preventing accidental releases; and

•	providing for emergency action plans.

Our environmental policy also requires environmental audits to be performed periodically at all of our properties to ensure environmental compliance and to assess whether improvements to the site are required to meet environmental laws or our own internal standards.

In 2000, we entered into a voluntary environmental conservation partnership with the World Wildlife Fund (“WWF”) and became a founding member of its Conservation Partner program and lent our support to

Back to Contents

the Forest Reborn program. In 2001, we worked with the WWF on a number of areas including environmental performance indictors (audits, CO2 emissions, energy consumption and the contribution of recycling), biodiversity and the restoration of quarries and the development of a voluntary CO2 reduction program. On November 6, 2001, we announced, in conjunction with the WWF, that we had entered into a voluntary worldwide CO2 reduction commitment. We agreed with the WWF to a reduction of 20% in CO2 emissions per tonne of cement produced worldwide over the period 1990-2010. This corresponds to a reduction of our CO2 emissions in industrialized countries of 15% in comparison to 1990 if alternative fuels are considered CO2 neutral, and 10% using WWF methodology. We estimate that Group wide we produced 672 kg of CO2 emissions per tonne of cement produced in 2004, a reduction of 11.2% in comparison to 1990, and that in industrialized countries our CO2 emissions amounted to 47.6 million tonnes, a reduction of 11.6% in comparison to 1990. In calculating our CO2 emissions, we follow the requirements of the WBCSD/WRI Carbon Dioxide Protocol and consider alternative fuels, (where in general we incinerate waste and recover the energy), to be CO2 neutral.

We are currently involved in the remediation of contamination of certain properties. We believe, based on current information, that these activities will not have a material adverse effect on our financial condition or results of operations. It should be noted, in addition and as evidence of our dedication to a strict environmental policy, that most of these situations arose from alleged events or practices that took place before we acquired the relevant properties or subsidiaries.

Environmental matters cannot be predicted with certainty and there can be no assurance that the amounts we have budgeted and reserved will be adequate. In addition, future developments, such as the discovery of new facts or conditions or future changes in environmental laws, regulations or case law, could result in increased environmental costs and liabilities that could have a material adverse effect on our financial condition or results of operations. We are not currently aware of any environmental liabilities or of any non- compliance with environmental regulations that we expect will have a material adverse effect on our financial condition or results of operations.

We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2004, 2003 and 2002, environmental capital expenditures and remediation expenses were not material. However, our environmental expenditures may increase in the future.

In 2003, the European Union adopted a directive implementing the Kyoto Protocol on climate change and establishing a greenhouse gas emissions allowance trading scheme within the European Union. The directive came into force on October 25, 2003 and requires European Member States to impose binding caps on CO2 and from installations involved in energy activities, the production and processing of ferrous metals, the mineral industry (including cement production) and the pulp, paper or board production business. Under this scheme, companies with operations in these sectors receive from the relevant Member States allowances that set limitations on the levels of greenhouse gas emissions from their installations. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. Companies can also use credits issued from the use of the flexibility mechanisms under the Kyoto protocol to fulfill their European obligations. These flexibility mechanisms provide that credits (equivalent to allowances) can be obtained by companies for projects that reduce greenhouse gas emissions in emerging markets. These projects are referred to Clean Development Mechanisms (“CDM”) or joint implementation projects depending on the countries where they take place. Failure to meet the emissions caps is subject to heavy penalties.

Most of the Member States have established in 2004 a national allocation plan that sets out the allowance allocations for the initial period of three years, from 2005 to 2007. The European Commission has approved most of them. On January 1, 2005, four national allocations plans were still not yet approved by the Commission namely those of the following countries: Greece, Italy, Poland and the Czech Republic.

Back to Contents

The directive provides that the Member States have to issue the allowances for the year 2005 before February 28, 2005 while the operators will have to surrender a number of allowances equal to the total emissions from the installations during the year before March 31, 2006. We forecast that the level of allocations that the national allocation plans will apply to our operations in Europe should be aligned with the levels of emissions we have targeted in our agreement with the WWF, provided that the production forecasts fit with the reality. These plans will mainly apply to our Cement operations and to a much lesser extent to our Roofing and Gypsum operations. Even if we are confident in our ability to achieve our reduction targets as planned in our WWF commitment, we are in a position to mitigate possible impacts of the national allocation plans on our operations in some European Countries by relying on other production sites and namely by using possible credits derived from the implementation of Kyoto flexibility mechanisms. Three CDM projects are currently in the approval process by the United Nations Framework Convention on Climate Change (“UNFCCC”) bodies (methodology panel and CDM executive board), they are developed respectively in Malaysia, Philippines and Morocco.

Research and Development

Central research has focused over recent years on comprehension studies of the physical and chemical mechanisms that should improve the performance levels of our materials. These were studied in various aspects: easy implementation, mechanical strengths, aesthetics and overall quality of the environment. These research axes correspond to long-term requirements from our customers and are the heart of the Lafarge strategy for growth and differentiation. These axes were at the root of two main innovations in the Group within the Concrete Division: Ductal® and more recently Agilia®.

A new phase began in 2002 when research programs for new concretes were actively accelerated and are now showing results. The research teams at the Lafarge Centre de Recherche (“LCR”) have come up with at least three new prototypes in 2004; these should put new products on the market in 2005. The concrete accelerating systems and the possibility of making slabs in large dimensions without joints are two examples. On another score, the range of Agilia® self-placing concretes is being deployed on a large scale thanks to the support of the research teams. In the field of sustainable development requirements, (particularly the goal to reduce cement-released CO2 by 20%), the priority to find substitution products within the cement family (“cementitious” materials) has been reinforced. This research gave encouraging results in 2004 both in terms of characterization of available raw materials and optimization of mixes made with cement.

Organization of the Research Center was set up in 2002 in a Project and Competence Pole matrix that has now proved to be efficient. Project management has deepened relationships between each Division’s research teams and their operational units. This has made it easier to better identify and focus on the most pertinent research subjects thus significantly reduce industrialization delays for these research results. LCR is currently managing a well-balanced research project portfolio on the short, mid and long-terms as well as discontinued projects. This state of affairs is very encouraging for the future.

The Divisions and operational units have increased their budget allotments for the activities of LCR. The staff at LCR has increased by 30% in the last three years reaching a total of 200 employees at the end of 2004. More than 15 application and development laboratories also work for the Divisions and operational units throughout the world and the LCR research teams collaborate closely with them. Total Lafarge Research and Development expenditure in 2004 was 54 millions euros compared to 56 millions euros in 2003 and 55 millions euros in 2002.

Due to this increase in demand, LCR has developed more and more partnerships with leading universities and research centers around the world. The Massachusetts Institute of Technology (“MIT”) and Princeton University in the U.S.A., Laval and Sherbrooke in Canada as well as the CNRS (“Centre National de la Recherche Scientifique” — the most important fundamental research center in Europe) are a few examples.

Back to Contents

Among the new products launched in 2004, the following can be mentioned:

•
Cement Division: launching Concreto in India and Cemento Ultra in Venezuela; Blockset in North America (a composite cement for block-making) and Maxcem (slag cement); FluamixC® in Austria as well as special binders for civil engineering.

•	Concrete and Aggregates Division: Artevia — a range of ornamental concretes; solutions using fiber concretes for slabs and floors; development of the Agilia® products has been continued.

•
Roofing Division: Plate de pays — a clay tile that completes the highest quality product line for Lafarge Roofing in France; Galléane — the first lipped channel tile that is easy to lay and also offers aesthetic qualities.

•
Gypsum Division: Signa — a board with four tapered edges. This is an important market innovation as it improves both productivity and aesthetics. Rapid Deco (USA) is a pre-coated board offering unequalled finished quality.

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

Our Protection of Industrial Property (“PIP”) Corporate Department aims to enhance the value of this intellectual property by coordinating, centralizing and establishing our title through patents, trademarks, copyright and other relevant laws and conventions and by using legal and regulatory recourse in the event of infringement. Each of our Divisions also has either a corresponding PIP Department or representatives linked in a network with the PIP Corporate Department, in order to coordinate our efforts to protect our intellectual property position in building materials.

The use of or access to our intellectual property is governed by the terms of royalty agreements signed with our subsidiaries. In 2004, a certain number of Industrial Franchise agreements have been implemented to progressively substitute former royalty agreements. The Industrial franchise agreements are made of a bundle of licenses concerning Lafarge intangibles developed by the Group (Know-how, Trademark, Trade Name, patents, Best practices, etc.).

In 2004, the content of the Lafarge intellectual property was enriched in terms of know-how and best practices derived from the results of the various development programs initiated by Lafarge and aimed at improving performance levels.

Our PIP Corporate Department is in charge of monitoring the consistency of the Group Royalty policy and Group Trade Name policy.

Insurance Management Policy

The Group’s general policy in insurance matters is predicated on two principles: i) cover under Group-wide policies subsidiaries in which the Group owns a majority shareholding, subject to local regulatory constraints and specific geographical exclusions, and ii) retain exposure to frequency risks through self-insurance and captive insurance techniques and transfer only severity risks to the insurance and reinsurance markets. Special attention is paid to the financial strength of these market participants.

Two insurance programs have been implemented within the Group, one covering North America and the other covering operations in the rest of the world.

Insurance policies excluding Lafarge North America Inc.

The main insurance programs in Europe, Africa, Latin America and Asia primarily cover property risks (fire, explosion, natural disasters, etc.), machinery breakdown and ensuing business interruption. Assets are insured at their actual cash value. The largest sites are assessed in advance by independent appraisers to

Back to Contents

establish the asset values covered. They vary significantly depending on the Division: Cement, Aggregates and Concrete, Roofing, and Gypsum. Total insurance coverage amounts to 16 billion euros. Loss control engineers evaluate potential losses for the largest sites. The highest Probable Maximum Loss (PML) stands at 112 million euros, an amount for which we are covered.

Different sub-limits on coverage have been introduced into the insurance market, particularly for natural events. The Property Damage Group’s policy carries a limit of 75 million euros per year and per event for earthquakes. A specific sub-limit applies in certain higher- risk countries, including Australia, China, Greece, Indonesia, Italy, Japan, Kenya, Malawi, Mexico, the Philippines, Serbia, Slovenia, Tanzania, Turkey, the U.S., Venezuela and Zambia. In Indonesia, this sub-limit stands at 50 million euros per event. The Group policy was effective from July 1, 2004. Following the earthquake and tsunami on December 26, 2004, which very seriously affected our plant located in the Aceh province (Indonesia), the Group renewed the earthquake coverage for the period from January to June 2005 inclusive, on the same terms and conditions as prior to the disaster.

The risk of business interruption caused by damage to insured property is generally considered to be low. Given the size of our manufacturing network in most countries and within each business activity, our plants are generally in a position to help each other out. Business interruption risk is generally insured by our subsidiaries, with a deductible of five days following a direct damage and fifteen days following a machinery breakdown and a maximum coverage period of 12 months. Furthermore, the continued operation of our plants is not dependent on any particular supplier or sub-contractor.

Lastly, the loss control program continued along the same lines as in previous years. A total of 86 site inspections were carried out during 2004 by engineers specializing in prevention.

Civil liability, product liability, directors and officers liability and environmental damage policies are the main casualty-related policies. They cover amounts commensurate with the nature of our business activities, the countries in which we operate, our loss experience and the available capacity of the insurance market. Given the sensitivity of this information, the coverage provided by these various policies remains confidential.

The Group has two reinsurance captives. One, which was set up in 2000, covers the frequency risk of the Group’s subsidiaries. The risk retained by this captive stands at 2 million euros per casualty claim and 5 million euros per property damage claim. The other originated from the acquisition of the Redland and Blue Circle groups and mainly handles the past risks incurred by these Groups.

An insurance captive was set up during 2004 to cover property risks affecting the Group’s principal subsidiaries in the European Union, as well as the U.S. assets inherited from Blue Circle.

The Group benefited from the more favorable conditions prevailing in the insurance market upon the annual renewal of its property damage program from July 1, 2004. The total cost of the Group’s insurance programs, including the risks self-insured via the captives, amounted to 3.56 per thousand of the insured turnover, representing a reduction of 9% compared with the previous year.

Lafarge North America Inc. Insurance Policies

We maintain a comprehensive insurance program to protect the company from certain types of property and casualty losses, which utilizes commercial insurance and two captive insurance companies. Commercial property insurance with replacement coverage is purchased to insure against losses to plants and equipment. Additionally, the property policy provides business interruption coverage for the cement manufacturing plants and the gypsum manufacturing plants. We also purchase commercial insurance for our risks associated with workers compensation, auto liability and general liability exposures. The deductibles on this coverages range from $1 million to $5 million per claim. The captive insurance companies are used to fund losses below these amounts. We maintain other insurance programs as appropriate. We believe the insurance programs, policy limits and deductibles are appropriate for the risks associated with our business and in line with coverage available in the market.

Back to Contents

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

On December 3, 2002, the European Commission imposed a fine on us in the amount of 250 million euros on the grounds that some of our subsidiaries had allegedly colluded on market shares and prices with their competitors between 1992 and 1998 for wallboard, essentially in the United Kingdom and Germany. We vigorously challenged this decision and have brought the case before the Court of First Instance (CFI) in Luxembourg, which has jurisdiction over such matters, on February 14, 2003. The proceedings are currently taking place before the court. The resolution procedure usually takes several years based on comparable cases. As a bank guarantee was given on our behalf, no payment will have to be made before the decision of the court.

Following investigations on the German cement market, the German competition authority, the Bundeskartellamt, announced on April 14, 2003, that it was imposing fines on German cement companies, including one in the amount of 86 million euros on Lafarge Zement, our German cement subsidiary for its alleged anti-competitive practices in Germany. Lafarge Zement believes that the amount of the fine is disproportionate in light of the actual facts and has brought the case before the Higher Regional Court, the Oberlandesgericht, in Düsseldorf. The court’s decision is not expected before several years. No payment nor any guarantee is required to be made or given prior to the court’s decision. A provision of 300 million euros was recorded in our financial statements for the year ended December 31, 2002 in connection with the two matters above and we recorded additional provisions in 2003 and 2004 for a total amount of 20 million euros in relation to interest on the amount of the fines since 2002.

On November 12, 2004, our subsidiary Lafarge North America Inc. settled the arbitration proceeding which the Dunn Industrial Group, Inc. (“Dunn Industrial”) initiated as a lawsuit against us in 2001 in the Circuit Court of Jackson County, Missouri in connection with the construction of our new cement plant in Sugar Creek, Missouri. In full satisfaction of all of Dunn Industrial’s claims, i) Dunn Industrial retained a $6.5 million advance payment previously made by Lafarge North America Inc., ii) $3.8 million previously paid by Lafarge North America Inc. to an escrow agent was released to Dunn Industrial, and iii) Lafarge North America Inc. paid Dunn Industrial an additional $29.7 million. These amounts have been capitalized as additional costs of constructing the cement plant.

In the Netherlands, a former subsidiary of the group, Tollens Coatings B.V., is one of the defendants in an action brought in 1990 by the government in connection with the discharge of certain waste in the Lekkerker canal between 1968 and 1971. At that time, Tollens Coatings B.V. operated a paint manufacturing plant and had hired another company to carry and dispose of waste produced by the plant. The government is seeking 160 million Dutch guilders (approximately 72.6 million euros) in damages, plus interest. Tollens Coatings B.V. contends that it did not instruct the disposal company to dump the waste in the Lekkerker canal and that it had no knowledge of the disposal company’s conduct. With the consent of the parties, the proceedings, which are still at the level of first instance, have been postponed several times by the court and since late 1993 no proceedings on the merits have taken place. In July 2001, the Dutch government took sufficient action to delay the running of the statute of limitations, without any other consequence. As a result, the case is still pending. Tollens Coating B.V. was disposed of with the Specialty Products Division. However, pursuant to the disposition arrangements, including the subsequent sale of Materis Participations to LBO France, the group has agreed to indemnify the acquirers for any damages incurred in connection with this litigation.

Finally, certain of our subsidiaries have litigation and claims pending in the normal course of business. Management is of the opinion that these matters will be settled without any material adverse effect on the company’s financial statements.

Back to Contents

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements which are included elsewhere in this Form 20-F. Our consolidated financial statements have been prepared in accordance with the provisions of French accounting legislation and standards (“French GAAP”), which differ in significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 30 to Note 33 to our consolidated financial statements for a description of the principal differences between French GAAP and U.S. GAAP as they relate to Lafarge.

Our functional and reporting currency has been the euro since the introduction of the euro on January 1, 1999. The consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 have been prepared in euros.

Overview

2004 was a year of significant growth in the markets served by Lafarge, as well as a year of improving results. Sales, at constant scope and exchange rates, increased by 7.7%. We also benefitted from steps taken during the last few years to expand our geographical coverage and product offer. Operating income on ordinary activities, at constant scope and exchange rates, increased by 12.8% due to a generally favorable pricing environment and our continuous efforts to improve performance, despite rising energy costs. Also, after the important developments completed during recent years, and particularly in 2001 with the Blue Circle acquisition, we made several acquisitions of small and medium size, as well as a number of divestments.

At the end of 2004, we had recovered a solid financial structure with strengthened financial ratios. At December 31, 2004 our net debt to equity ratio was, at 59% and our cash flow from operations to net debt ratio was 32.5%. This return to a position of financial strength was achieved, over the past three years, through our improved operational performance, tight control of capital expenditures and use of working capital, a sizeable program of divestments of non-strategic assets and a successful rights issue of 1,262 million euros during 2003. Favorable market conditions, which helped foster the growth in our operating income on ordinary activities and corresponding cash flow generation in 2004, have further improved our financial position. At year-end 2004, our total debt amounted to 8,152 million euros, a reduction of 543 million euros compared to December 31, 2003, while our cash and cash equivalents increased by 19 million euros to 1,653 million euros.

In the Cement Division, our strategy of geographical diversification has helped us to balance out the contrasting evolutions of our different regional markets. In 2004 in particular, the progressive improvement in pricing in Germany and the Philippines, well-oriented markets in North America, France, Spain, much of Eastern Europe and the Mediterranean Basin, Sub-Saharan Africa and India have largely compensated the weaknesses of South Korea, Malaysia and Brazil. In 2004, the sharp increase in energy costs proved a new challenge for the Division. Our longstanding experience and know how in the flexible use of different sources of fuel and the improvement of our industrial performance have helped to mitigate the impact of increased energy costs in many operations.

In Aggregates & Concrete, our operations, mainly concentrated in Western Europe and North America, have faced contrasting markets conditions up until 2004 when renewed growth was recorded in much of North America and in France. The United Kingdom weakened in 2004 as a result of a low level of infrastructure spending compared to 2002 and 2003. In certain emerging markets where the development of environmental regulations is gradually creating the conditions for satisfactory financial returns, our operations have continued, for the third year in a row, to significantly increase their contribution. Performance improvement programs have also continued to deliver sizeable benefits.

Throughout the three-year period we have continued to restructure our Roofing operations in particular in Germany where the market has shown renewed weakness in 2004 after some signs of stability in 2003. This restructuring effort has allowed us to show ongoing improvement in our operating income on ordinary activities over the period.

For the Gypsum Division, the three-year period 2002 to 2004 has been a period of steady improvement in performance. In particular in the United States, a steady turnaround was achieved during the second half of

Back to Contents

2003 and confirmed in 2004 with a return to positive operating income on ordinary activities driven by the significant improvement in prices as well as better industrial performance. A positive market environment in the majority of the Gypsum Division’s other markets has supported the overall improvement in performance.

The growing contribution of our operating income from emerging markets in 2004 once again confirmed our long-term strategy of significantly expanding our presence in emerging markets. We continue to believe emerging markets represent the best prospects for the sustained long-term growth. of our activities. We classify all countries outside of Western Europe and North America, with the exception of Japan, Australia and New Zealand, as emerging markets.

Since the acquisition of Blue Circle Industries, our external growth strategy has been to pursue small and medium sized acquisitions, with attractive returns, primarily in Cement worldwide and in Aggregates in Europe and North America. Over the last three years, we have expanded our cement positions in China, Russia, Serbia, Slovenia and Ecuador and our aggregates and concrete operations in North America, France and Switzerland.

Significant acquisitions and divestitures

Significant acquisitions

Over the past three year period, as a consequence of our strategy to pursue small and medium size acquisitions, we did not make any individual acquisition that would qualify as significant on a consolidated basis. Nevertheless, in the aggregate, our small to medium size acquisitions had a positive scope effect on revenues amounting to 392 million euros for 2004 compared to 2003 and to 156 million euros for 2003 compared to 2002.

Significant divestitures

Materis. In September 2003, we sold our 33.36% stake in Materis Participations to LBO France, a French investment fund. This transaction was valued at a total of approximately 210 million euros including a fee related to the three-year license of the Lafarge trademark. We invested approximately 20 million euros, from the proceeds of the sale, in Materis (equivalent to a 7.27% equity stake), the holding company that currently owns the businesses of our former Specialty Products Division.

Cementos Molins. In September 2004, we sold our 40.9% stake in Cementos Molins in Spain for 265 million euros.

Total negative scope effects on revenues resulting from divestitures amounted to 411 million euros for 2003 compared to 2002, and to 178 million euros for 2004 compared to 2003

See “Item 4. Information on Lafarge — Recent Events” for a list of the principal acquisitions and divestitures.

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

Critical accounting policies

We prepare the consolidated financial statements of Lafarge in conformity with French GAAP. We also prepare a reconciliation of our consolidated financial statements to U.S. GAAP. The notes to our consolidated financial statements summarize the significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results. See Note 2 to our consolidated financial statements regarding the significant accounting policies we apply under French GAAP and Note 30

Back to Contents

to Note 33 for a description of the principal differences between French GAAP and the U.S. GAAP as they relate to Lafarge.

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

Impairment of Goodwill and Market Shares. The net book value of goodwill and market shares is reviewed annually to take into consideration factors that may have affected the assets’ value and recoverability.

Our four Divisions have been considered as the four segments of the Group including reporting units, defined as being in general the activity of a segment in a country. In some specific cases, a reporting unit may be composed of different activities in one or several countries, or similar activities in several countries. The reporting unit is the level used by the Group to organize activities and results in its internal reporting.

In our goodwill and market shares impairment test, we use a combination of a market approach and an income approach. In the market approach, we compare the carrying value of our reporting units with multiples of their Gross Operating Income. For reporting units presenting an impairment risk according to the market approach we then use the income approach. In the income approach, we estimate the discounted value of the sum of the expected future cash flows. If the carrying value of the reporting unit is higher than the measured fair value of the related assets and liabilities, the company records extraordinary amortization of goodwill and market shares to reduce the carrying value of the reporting unit to its determined fair value.

Evaluations for impairment are significantly impacted by estimates of future prices for our products, the evolution of expenses, economic trends in the local and international construction sector, the expectations on long-term development of emerging markets and other factors. This also depends on the discount rates and perpetual growth rates used. We have defined country specific discount rates for each of our reporting units based on their Weighted Average Cost of Capital. In some cases, we use a third party valuation as part of our impairment test.

The discount rates and perpetual growth rates in hard currency used for the valuation of the main reporting units presenting an impairment risk are as follows:

	At December 31, 2004		At December 31, 2003
Reporting units	Discount rate	Perpetual growth rate	Discount rate	Perpetual growth rate

Cement United Kingdom	7.8%	2.0%	7.8%	1.5%
Cement Greece	7.3%	2.0%	7.4%	1.5%
Cement Malaysia	8.1%	2.0%	8.4%	1.5%
Cement Chile	7.8%	2.0%	N/A	N/A

As of December 31, 2004 the sensitivity of the fair values to an independent change of one point in the discount rate or the perpetual growth rate is as follows:

	Excess of estimated	Impact of one point increase / decrease in the
	fair value over			Perpetual growth
Reporting units	carrying value	Discount rate		rate

	(in million €)	(in million €)
		+ 1 pt	– 1 pt	+ 1 pt	– 1 pt
Cement United Kingdom	166	–244	+345	+67	–48
Cement Greece	134	–148	+216	+52	–37
Cement Malaysia	172	–98	+136	+33	–24
Cement Chile	22	–41	+58	+5	–4

The total of goodwill and market shares related to these reporting units is 1,885 million euros.

Back to Contents

Pension Plans and Other Postretirement Benefits. The accounting for pension plans and other postretirement benefits requires us to make certain assumptions that have a significant impact on the expenses and liabilities that we record for pension plans, end of service indemnities, and other post employment benefits.

The main defined pension plans and other postretirement benefits provided to employees by the Group are in the United Kingdom and North America (the United States of America and Canada). The related projected benefit obligations as of December 31, 2004 represent 61% and 22%, respectively, of the company’s total obligations in respect of pension plans, end of service indemnities and other post employment benefits.

The primary assumptions made to account for pension plans, end of service indemnities and other post employment benefits are disclosed in Note 22(b) to our consolidated financial statements.

The expected long-term rate of investment return on pension plan assets is based on historical performance, current and long-term outlook and the asset mix in the pension trust funds. The discount rates reflect the rate of long-term high-grade corporate bonds.

The 2004 pension plans, end of service indemnities and other post employment benefits expenses are impacted by the year-end 2003 assumptions for the discount rate and the expected return rate on assets (pension plans only). For North America and the United Kingdom, if the 2003 discount rate assumption had been lowered by one percent, the 2004 pension plan and other postretirement benefit expenses would have increased by approximately 46 million euros, partially offset by an increase in the value of bonds held by pension trust funds. If the 2003 return rate on assets assumption had been lowered by one percent, the 2004 pension and other benefit plans expenses would have increased by approximately 30 million euros.

Because of the typically long term nature of the Group’s obligations in respect of its main post employment benefit schemes, and the short term volatility of financial markets, which has an impact on both the discount rate used and actual investment returns obtained, group accounting standards require to recognize any difference between expected and actual investment returns, as well as any impact of a modification of discount rates used, over the expected remaining active life of beneficiaries.

Environmental costs. Costs that result in future economic benefits such as extending useful lives, increased capacity, safety or, those costs incurred to mitigate or prevent future environmental contamination are capitalized. When we determine that it is probable that a liability for environmental costs exists, an undiscounted estimate of the future remediation is recorded as a provision without the offset of potential insurance recoveries. Environmental costs, which are not included above, are expensed as incurred.

Site restoration. Where we are legally, contractually or constructively required to restore a quarry site, the estimated costs of site restoration are accrued and amortized to cost of goods sold ratably, on a unit-of-production basis, over the operating life of the quarry. The estimated future costs for known restoration requirements are determined on a site-by-site basis and are calculated based on the present value of estimated future costs.

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

Deferred taxes. Deferred income taxes are accounted for using the balance-sheet liability method on temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance sheet (including tax losses available for carry forward). Deferred taxes are measured by applying currently enacted tax laws. Deferred tax assets are recognized when it is reasonably certain that they will be recovered in future years.

Back to Contents

Reconciliation of non-GAAP financial measures utilized — Net debt, total equity and cash flow from operations

We use net debt to measure the evolution of our financial ratios in particular the net-debt-to-equity ratio and the cash flow from operations to net debt ratio (see the subsection entitled “Net cash (used in) provided by financing activities”). Our senior management follows these two ratios to assess the financial strength of the Group. We believe that these ratios are useful to investors as they provide a view of the Group level of debt as compared to its total equity and its cash flow from operations.

Our net debt is defined as the total of our long-term debt, current portion of long-term debt and our short-term bank borrowings less our cash and cash equivalents.

	At December 31,
	2004	2003	2002
	(in million €)
Long-term debt	6,948	7,370	10,271
Current portion of long-term debt	991	985	524
Short-term bank borrowings	213	340	530
Cash and cash equivalents	(1,653)	(1,634)	(1,109)

Net debt	6,499	7,061	10,216

We calculate the net-debt-to-equity ratio by dividing the amount of our net debt as computed above by our total equity, which we define as the sum of shareholder’s equity, minority interests and other equity as set out in our consolidated balance sheet.

	At December 31,
	2004	2003	2002
	(in million €)
Shareholder’s equity	8,477	8,185	6,981
Minority interests	2,479	2,191	2,155
Other equity	116	118	134

Total equity	11,072	10,494	9,270

We calculate the cash flow from operations to net debt ratio by dividing our cash flow from operations by our net debt as computed above. Cash flow from operations is defined as net cash provided by operating activities after deduction of changes in operating working capital items.

	Year ended December 31,
	2004	2003	2002
	(in million €)
Net cash provided by operating activities	1,736	2,089	1,791
Changes in operating working capital items	(377)	290	(165)

Cash flow from operations	2,113	1,799	1,956

Origin of sales and operating income on ordinary activities

We have provided an analysis of our sales by segment. Our reported segments correspond to our operating Divisions. For the purposes of discussion in this Item 5 we present our sales by country or region of destination of the sale.

We have also provided an analysis by segment of operating income on ordinary activities. This item corresponds to our total sales, less cost of goods sold and selling and administrative expenses and depreciation. We do not calculate operating income on ordinary activities on the basis of sales by destination.

Sales and operating income on ordinary activities of entities over which we have direct or indirect control of more than 50% of the outstanding voting shares, or over which we exercise effective control, are fully consolidated. Control exists where Lafarge has the power directly or indirectly to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Sales and operating income

Back to Contents

on ordinary activities in companies in which we and third party investors have agreed to exercise joint control are consolidated by the proportionate consolidation method. Revenues and expenses of subsidiaries acquired or disposed of during the year are recognized in the consolidated financial statements of income as from the date of control or up to the date of transfer of control, respectively.

Effects of changes in the scope of our operations and currency fluctuations

Variations in the scope of our operations, such as acquisitions and divestitures, together with changes in how we account for our business units, such as a change from proportionate to global consolidation, may increase or decrease our consolidated sales and operating results in comparison to a prior year and thus make it difficult to discern the evolution of the underlying performance of our operations. In order to provide a meaningful analysis between any two years (referred to below as the “current” year and the “prior” year), sales and operating income on ordinary activities are adjusted in order to compare the two years at a constant scope of consolidation. With respect to businesses entering the scope of consolidation at any time during the two years under comparison, current year sales and operating income on ordinary activities are adjusted in order to take into account the contribution of these businesses during the current year only for a period of time identical to the period of their consolidation in the prior year. With respect to businesses leaving the scope of consolidation at any time during the two years under comparison, prior year sales and operating income on ordinary activities are adjusted in order to take into account the contribution of these businesses during the prior year only for a period of time identical to the period of their consolidation in the current year.

Similarly, as a global business operating in numerous currencies, changes in exchange rates against our reporting currency, the euro, may result in an increase or a decrease in the sales and operating income on ordinary activities reported in euros, which are not linked to the evolution of underlying performance. Except as otherwise noted, we calculate the impact of currency variances by measuring the difference between the prior year’s figures as published (adjusted if necessary for the effects of businesses leaving the scope of consolidation) and the result of converting the prior year’s figures (adjusted if necessary for the effects of businesses leaving the scope of consolidation) using the current year’s exchange rates.

Results of Operations for the Fiscal Years ended December 31, 2004 and 2003

In the discussion of our results for the years ended December 31, 2004 and 2003 that follows, the sales figures, unless noted otherwise, are consolidated sales by destination and include the contributions of our proportionately consolidated subsidiaries. The gross sales volumes figures we have provided for each Division or geographic zone are the total volumes sold by destination, including the volumes sold to our other Divisions and adjusted for the contributions of our proportionately consolidated subsidiaries.

Sales

Overview. Sales increased by 5.7% between 2003 and 2004, from 13,658 million euros to 14,436 million euros. Currency fluctuations had a negative impact of 442 million euros or 3.5% reflecting in particular the strong appreciation of the euro against the majority of other currencies. Changes in the scope of consolidation had a net positive impact of 214 million euros, or 1.5%. Positive scope changes amounted to 392 million euros, including in particular the effect of the increase in the ownership of Lafarge Halla Cement in South Korea, of the acquisition of The Concrete Company (TCC) in the United States with operations both in cement and concrete and of the acquisition of Hupfer Holdings in the aggregate activity in France and Switzerland. Negative scope changes amounted to 178 million euros primarily reflecting the impact of divestments of cement operations in Florida in 2003, as well as various aggregates and concrete activities in North America and the disposal of the remaining lime operations in Europe and road marking activities in the United States. Our sales from continuing operations at constant scope and exchange rates grew by 7.7% benefiting from good weather conditions and strong demand in a number of our markets.

Back to Contents

Contributions to our sales by segment for the years ended December 31, 2004 and 2003 and the related percentage changes between the two periods were as follows:

	Year ended December 31, 2004		% Var.	Year ended December 31, 2003
Sales	(in million €)%		2004/2003	(in million €)%

Cement	6,810	47.2	6.7	6,383	46.7
Aggregates & Concrete	4,747	32.9	6.3	4,465	32.7
Roofing	1,493	10.3	(1.1)	1,510	11.1
Gypsum	1,340	9.3	12.2	1,194	8.7
Other	46	0.3	(56.6)	106	0.8
Total	14,436	100.0	5.7	13,658	100.0

The percentage of gross variation as well as variation at constant, scope and exchange rates between December 31, 2004 and 2003 were as follows:

(in million €)	2003		2003		2003	2004		2004	2003 vs 2004

	Actual	Scope effect of disposals	At constant scope	Currency fluctuations effects	On a comparable basis	Actual	Scope effect of acquisitions	On a comparable basis	% Gross change Actual	% Change at constant scope and exchange rates
	(a)	(b)	(c) = (a)+(b)	(d)	(e) = (c)+(d)	(f)	(g)	(h) = (f)+(g)	(i) = (f–a)/(a)	(j) = (h–e)/(e)

Cement	6,383	(54)	6,329	(286)	6,043	6,810	(209)	6,601	6.7	9.2
Aggregates & Concrete	4,465	(68)	4,397	(113)	4,284	4,747	(137)	4,610	6.3	7.6
Roofing	1,510	(1)	1,509	(13)	1,496	1,493	(12)	1,481	–1.1	–1.0
Gypsum	1,194	—	1,194	(29)	1,165	1,340	(34)	1,306	12.2	12.0
Other	106	(55)	51	(1)	50	46	—	46	(56.6)	–8.1
Total	13,658	(178)	13,480	(442)	13,038	14,436	(392)	14,044	5.7	7.7

Cement

Contributions to our sales by geographic regions for the years ended December 31, 2004 and 2003 and the related percentage changes between the two periods were as follows:

	Year ended December 31, 2004		% Var.	Year ended December 31, 2003
Sales	(in million €)%		2004/2003	(in million €)%

Western Europe	2,204	32.4	5.0	2,099	32.9
North America	1,338	19.6	(0.5)	1,345	21.1
Central & Eastern Europe	457	6.7	11.7	409	6.4
Mediterranean Basin	430	6.3	(2.5)	441	6.9
Latin America	372	5.5	(10.6)	416	6.5
Sub-Saharan Africa	944	13.9	23.2	766	12.0
Asia	1,065	15.6	17.4	907	14.2
Total	6,810	100.0	6.7	6,383	100.0

Sales of the Cement Division increased by 6.7% between 2003 and 2004 to 6,810 million euros, up from 6,383 million euros in 2003. Currency fluctuations had a negative impact on sales of 4.9% and amounted to 286 million euros. Positive scope changes amounted to 209 million euros, including in particular the effect of the increase in our ownership of Lafarge Halla Cement and the acquisition of the cement operations of The Concrete Company (TCC), while negative scope changes amounted to 54 million euros primarily reflecting the impact of divestments of cement operations in Florida in 2003. Overall changes in the scope of consolidation increased sales by 2.4%. At constant scope and exchange rates, our sales grew by 9.2%.

The total volumes sold by the Division in 2004 increased by 11% to 119.4 million tonnes (including 2.4 million tonnes of special products such as road binders, special cements and ground slag reported for the first time in 2004).

In Western Europe, sales totaled 2,204 million euros, an increase of 5.0% compared to 2003. The volumes sold in the region increased by 5% to 32.0 million tonnes (including 0.7 million tonnes of special products such as road binders, special cements and ground slag reported for the first time in 2004). France delivered a 14% sales growth, with sustained volume increase throughout the year coupled with a favorable

Back to Contents

pricing environment. In the United Kingdom, volumes were slightly down in a market that saw slower construction growth overall and increased imports. Despite this environment, sales were up by 1%, benefiting from the slight appreciation of the British pound versus the euro. In Spain, sales were up by 8% with positive trends in construction spending allowing for good price increases. In Germany, the construction market and cement volumes weakened once again in 2004, but this was more than offset by the steady recovery in prices from the low level of 2003, and sales were up by 10%. In Greece, sales were down by 4%, adversely affected by the slowdown in volumes after the completion of Olympics’ related building projects, although pricing showed good levels of increase. In Italy sales were marginally down.

In North America, we achieved sales of 1,338 million euros, a decrease of 0.5% compared to 2003. The strengthening of the euro versus the U.S. dollar and the Canadian dollar adversely affected the evolution of our sales in the region as reported in euros. Changes in the scope of consolidation had an overall unfavorable impact, the negative scope effect resulting from the divestment of our cement operations in Florida in 2003, being partly compensated by the positive scope effect resulting from the acquisition in 2004 of the cement activity of The Concrete Company (TCC). Our sales volumes in the region increased by 17% to 21.0 million tonnes (including 1.5 million tonnes of special products such as road binders, special cements and ground slag reported for the first time in 2004). Favorable economic conditions supported strong levels of demand across markets throughout the year, and we also benefited from more favorable weather conditions at both the start and the end of the year. High levels of demand particularly in the first half of the year, led to increased imports to meet customer demand. Pricing trends continued to be positive, with successful price increases achieved in the majority of markets during the first half. In several US markets, a second price increase was also realized later in the year.

In emerging markets, our sales increased by 11.2% to 3,267 million euros, with these markets accounting for 48% of the Division’s sales in 2004, compared to 46% in 2003. The strengthening of the euro against the majority of other currencies adversely affected the evolution of our sales in these regions as reported in euros. Conversely, the scope changes, in particular the increase of the ownership in Lafarge Halla Cement and to a lesser extent the full year effect of the acquisition in 2003 of Ural Cement in Russia and of the new Chongqing plant in China had a favorable impact.

Our sales in Central and Eastern Europe rose by 11.7% to 457 million euros, but this progression was held back by the negative impact of foreign currency fluctuations on currencies of the region. Our sales volumes in the region increased by 12% to 10.1 million tonnes. Sales grew by 11% in Romania, in a favorable market environment where residential, commercial and infrastructure building continued to develop. In Poland, sales remained stable, despite negative foreign exchange impacts, with volumes particularly strong in the first part of the year in anticipation of the large increase in the value added tax. In Russia, Slovenia and Ukraine, sales progressed in spite of the negative foreign exchange impact. In Russia, sales were favorably affected by the scope effect resulting from the acquisition of Ural Cement.

In the Mediterranean Basin, we saw a 2.5% decline in sales to 430 million euros. Our reported sales were adversely affected by foreign currency fluctuations. Our sales volumes in the region decreased by 2% to 9.7 million tonnes. In Morocco, sales were down by 4% despite good volumes with prices adversely affected by the new cement tax imposed on cement manufacturers. In Jordan, where public sector projects and the buoyant construction market for residential housing translated into booming volumes, sales were up by 14%. In Egypt, despite a very positive price variance, sales growth was limited by lower volume and adverse foreign exchange impact. In Turkey where the market grew strongly, sales were up although the progression was held back by the negative exchange rate impact. Export sales to Algeria were strongly reduced.

Our sales in Latin America were down by 10.6% to 372 million euros. This primarily reflects the impact of the appreciation of the euro against the various regional currencies. Our sales volumes in the region fell by 3% to 6.0 million tonnes. In Brazil, demand was weak and prices were lower in the face of increased competition and also were adversely affected by the recent implementation of a value added type sales tax. This unfavourable environment combined with the fall in the Brazilian real led to sales being down by 18%. Cement demand has been strong in Venezuela due to a high level of public spending and sales grew by 13% despite the adverse foreign currency impact. Our sales in Chile increased by 19% with positive volume trends

Back to Contents

and appreciation of the Chilean peso versus the euro. In Mexico, sales were down by 3% as a result of the foreign exchange impact, but otherwise sales grew strongly.

In the Sub-Saharan Africa region, our sales grew by 23.2% to 944 million euros. Our sales volumes in the area increased by 11% to 12.4 million tonnes of cement. Currency fluctuations had a negative impact on sales generated in many countries in the region but with the significant exception of South Africa where the rand’s appreciation against the euro combined with a buoyant residential building sector delivered sales growth of 41%. In Nigeria, the local dynamics of the market were further improved by a significant reduction in imports as a result of the sharp rise in shipping costs. Good pricing conditions and volume growth supported by increased local production output led to a 32% sales growth despite the negative currency impact. In Kenya, with strong domestic market conditions, sales increased by 14% and in Uganda sales decreased marginally after the negative currency impact. Sales in Cameroon grew by 14% with particularly strong volumes. South East Africa, which covers Zambia, Malawi, Tanzania and Zimbabwe contributed a 24% increase in sales with strong volume increases in Zambia and Tanzania and good pricing conditions in all countries.

Our operations in Asia saw sales grow by 17.4% to 1,065 million euros benefiting from the positive scope changes affecting our operations in South Korea and China. Sales volumes in the region increased by 22% to 28.2 million tonnes. In the Philippines, significant price increases were successfully implemented throughout the year but with volumes slightly lower and a negative currency impact, sales growth was limited to 14%. In Malaysia sales, which fell by 15%, suffered from the depreciation of the ringgit against the euro and were also affected by lower volumes and prices. Public sector spending especially in infrastructure and the steel bar scarcity in the beginning of the year led to reduced demand and price weakness. In South Korea, sales increased as the result of the change in consolidation method, from proportionate to full, of Lafarge Halla Cement following the acquisition of an additional 10.2% equity interest in January 2004. This positive scope effect was partly offset by the won’s depreciation against the euro and by lower sales volumes and declining prices in a difficult market. The construction industry was badly affected by government initiatives to dampen property price inflation, which led to a sharp fall in construction orders and increased competition between domestic producers and importers. In India, markets were well oriented and sales increased by 17% despite the negative currency impact. Sales growth in China at 20% benefited from the positive scope effect resulting from the full-year operation of the Chongqing plant. In Indonesia, sales were down 6%, due to the negative currency impact while they progressed in local monetary units, due to positive market conditions. After the tsunami in December 2004, we continued to supply local market needs from other countries in Asia.

Aggregates & Concrete

Contributions to our sales by activity and by main geographic regions for the years ended December 31, 2004 and 2003 and the related percentage changes between the two periods were as follows:

	Year ended December 31, 2004		% Var.	Year ended December 31, 2003
Sales	(in million €)%		2004/2003	(in million €)%

Aggregates	2,179	45.9	6.3	2,050	45.9
Concrete	2,568	54.1	6.3	2,415	54.1
Total Aggregates & Concrete	4,747	100	6.3	4,465	100
Western Europe	1,958	41.2	6.1	1,845	41.3
North America	2,220	46.8	4.2	2,130	47.7
Other regions	569	12.0	16.1	490	11.0
Total	4,747	100.0	6.3	4,465	100.0

Sales of the Aggregates & Concrete Division increased by 6.3% to 4,747 million euros in 2004 from 4,465 million euros in 2003. Currency fluctuations had a negative impact on sales of 2.7% and amounted to 113 million euros. Positive scope changes amounted to 137 million euros, including in particular the effect of the acquisition of The Concrete Company (TCC), in Alabama, in the United States and the acquisition of Hupfer Holdings with operations in France and Switzerland. Negative scope effects amounted to 68 million euros primarily reflecting the impact of various divestments in North America. Overall changes in the scope of consolidation increased sales by 1.4%. At constant scope and exchange rates, our sales grew by 7.6%.

Back to Contents

Sales of our aggregates operations were up by 6.3% between 2003 and 2004, to 2,179 million euros. The negative impact of currency fluctuations was partly offset by overall favorable scope effects. Our sales volumes of aggregates rose by 9% to 234.2 million tonnes in 2004.

Our aggregates sales in Western Europe grew by 8% to 855 million euros, benefiting from the positive scope effect of the Hupfer Holdings acquisition. In addition at constant scope, France recorded good volume growth particularly in Southern regions with good pricing conditions. In the United Kingdom, sales were slightly up due to the appreciation of the British pound against the euro. Excluding this favorable currency effect sales were down, suffering from the decline in infrastructure spending which strongly affected our asphalt and paving activities. In Spain, sales were down affected more specifically by the closure of a quarry in Catalunia and by difficult market conditions around Madrid.

In North America, sales rose by 3% to 1,214 million euros, despite the negative impact of the decline of the U.S. dollar and the Canadian dollar versus the euro. In all product lines pure aggregates, asphalt and paving, sales at constant scope and exchange rates delivered solid growth under the combined effect of relatively strong economics and good weather conditions.

Sales of our concrete operations, were up by 6.3% between 2003 and 2004, from 2,415 million euros to 2,568 million euros. The negative impact of currency fluctuations was partly offset by overall favorable scope effects. Our sales volumes of concrete increased by 8% to 37 million cubic meters.

In Western Europe concrete sales increased by 5% to 1,103 million euros. In France, sales grew strongly due to the combination of high levels of residential housing in most regions and favorable pricing trends supported by increased sales of special quality concretes. In the United Kingdom, concrete sales delivered a robust growth with improved pricing trends supported also by improved product mix. In Portugal, volumes improved, while in Spain they declined, affected by the difficult market conditions in the Madrid area. Sales in Greece were down affected by the construction activity slowdown after the completion of the Olympic games projects.

In North America, sales increased by 5% from 955 million euros in 2003 to 1,006 million euros in 2004. The overall positive scope effect resulting primarily from the acquisition of The Concrete Company (TCC) was almost entirely offset by the negative impact of currency fluctuations. Sales at constant scope and exchange rate benefited from sustained volume growth, and overall positive pricing conditions. Demand was particularly strong in Western Canada and in the eastern part of the United States.

In the rest of the world, concrete sales were up by 13%. Sales growth was strong in South Africa, helped by the rand’s appreciation against the euro and in Latin America, particularly in Brazil and Chile. Sales were down in Malaysia suffering from the depreciation of the ringgit against the euro.

Roofing

Contributions to our sales by markets for the years ended December 31, 2004 and 2003 and the related percentage changes between the two periods were as follows:

	Year ended December 31, 2004		% Var.	Year ended December 31, 2003
Sales	(in million €)%		2004/2003	(in million €)%
Western Europe	1,107	74.1	(2.7)	1,138	75.4
Germany	385	25.8	(12.3)	439	29.1
Other countries in Western Europe	722	48.3	3.3	699	46.3
Other regions	386	25.9	3.8	372	24.6

Total	1,493	100.0	(1.1)	1,510	100.0

The Roofing Division saw sales decline by 1.1% between 2003 and 2004, from 1,510 million euros to 1,493 million euros. At constant scope and exchange rates sales dropped by 1.0%.

Sales of concrete tiles were down 3% to 741 million euros, and clay tiles sales decreased by 2% to 261 million euros. Roof system components grew by 1% to 253 million euros. Chimney sales increased by 9% to 189 million euros. Other sales decreased by 9% to 49 million euros.

Back to Contents

In Western Europe, sales were down by 2.7% to 1,107 million euros. Sales of both concrete and clay tiles were down. In Germany, where sales decreased by 12.3%, the third and fourth quarter were particularly difficult, both in the concrete and clay tile activities. High demand was generated at the end of 2003 and in the first half of 2004, following the announcement of the end of public subsidies to private house builders. A counter effect was recorded in the second half of 2004 and demand overall weakened. Prices remained under pressure. In the Benelux (the Belgium-Netherlands-Luxembourg region), increased competition led to a sharp decline in sales particularly pronounced in concrete tiles. In the United Kingdom, sales benefited from the positive impact of currency fluctuations. Soft market trends particularly in the second part of the year affected negatively volumes of concrete tiles. Clay tile sales performed better due to successful commercial efforts and chimneys sales remained strong despite tough competition in Ireland. In France, the market recovery compared to 2003 and successful commercial efforts led to good growth in volumes and prices, both in concrete and clay tiles. Italy delivered solid sales growth with particularly strong volumes in concrete tiles, and strong chimneys sales.

In North America, sales increased by 3%, the negative effect of the U.S. dollar’s depreciation against the euro being more than offset by the sales growth in local monetary units. Strong growth was recorded in all markets, with the largest increases being observed in Southern California and Nevada.

In other regions sales were up by 4%. Good growth was recorded in South Africa. In Central and Eastern Europe sales were slightly up. In Asia, the level of sales was impacted by the negative currency fluctuations, but also by difficult market conditions in Japan and Malaysia.

Gypsum

Contributions to our sales by main geographic regions for the years ended December 31, 2004 and 2003 and the related percentage changes between the two periods were as follows:

	Year ended December 31, 2004		% Var.	Year ended December 31, 2003
Sales	(in million €)%		2004/2003	(in million €)%
Western Europe	723	54.0	10.0	657	55.0
North America	263	19.6	16.4	226	18.9
Other regions	354	26.4	13.8	311	26.1

Total	1,340	100.0	12.2	1,194	100.0

Sales of the Gypsum Division increased by 12.2% from 1,194 million euros in 2003 to 1,340 million euros in 2004. At constant exchange rates and scope of consolidation, sales grew by 12.0%. Changes in the scope of consolidation increased sales by 2.9% and currency fluctuations had a negative impact on sales of 2.7%. The volumes of wallboard grew by 7% to 675 million square meters.

In Western Europe, sales grew by 10.0% to 723 million euros with solid sales growth in France driven by better construction environment with favorable pricing. In the United Kingdom volumes were strong, driven by high demand. In Germany, pricing continued to be negative but sales levels were strong in the fourth quarter in anticipation of price increases in 2005.

In North America, sales grew by 16.4% to 263 million euros from 226 million euros despite the negative effect of the exchange rate variation. The continued strong activity in residential housing and renovation work allowed our plants to run at full capacity. Price increases were implemented in all of our markets throughout the year.

In our other zones our sales rose overall by 13.8% to 354 million euros benefiting from a positive scope effect. In Asia, sales were down affected by the decline in the South Korean construction market, but good levels of activity were recorded in Poland, Romania, Turkey and China.

Other

Sales of our other operations fell by 56.6% between 2003 and 2004, from 106 million euros to 46 million euros following further divestments made in the lime and road marking activities.

Back to Contents

Operating income on ordinary activities

Operating income on ordinary activities takes into account Sales, Cost of Goods Sold, Selling and Administrative Expenses and Depreciation. We do not report Cost of Goods Sold, Selling and Administrative Expenses and Depreciation by segment.

Cost of Goods Sold increased by 6% between 2003 and 2004, from 9,088 million euros to 9,633 million euros. The net changes in the scope of consolidation increased Cost of Goods Sold by 259 million euros while currency fluctuations accounted for a net decrease of 276 million euros. At constant scope and exchange rates Cost of Goods Sold increased by 562 million euros. Selling and Administrative Expenses increased by 1.4% between 2003 and 2004, from 1,750 million euros in 2003 to 1,775 million euros in 2004. The net changes in the scope of consolidation increased Selling and Administrative Expenses by 17 million euros while currency fluctuations accounted for a net decrease of 45 million euros. At constant scope and exchange rates Selling and Administrative Expenses increased by 53 million euros.

Depreciation increased by 2.0% between 2003 and 2004, from 886 million euros to 904 million euros. Net changes in the scope of consolidation increased Depreciation by 35 million euros, while currency fluctuations accounted for a net decrease of 26 million euros. At constant scope and exchange rates, Depreciation increased by 9 million euros.

Operating income on ordinary activities grew by 9.8% between 2003 and 2004, from 1,934 million euros to 2,124 million euros. The appreciation of the euro against the majority of other currencies had a negative impact of 57 million euros. Changes in the scope of consolidation accounted for a net increase of 9 million euros and are essentially due to the additional interest acquired in Lafarge Halla in South Korea and the acquisition of Hupfer Holdings in the Aggregates and Concrete Division, being offset by the divestment of cement operations in 2003 in Florida. At constant scope and exchange rates, operating income on ordinary activities from our ongoing operations recorded an increase of 12.8%. As a percentage of our sales, operating income on ordinary activities represented 14.7% in 2004, compared to 14.2% in 2003.

Contributions to our operating income on ordinary activities by segment for the years ended December 31, 2004 and 2003, and the related percentage changes between the periods were as follows:

	Year ended December 31, 2004		% Var.	Year ended December 31, 2003
Operating income on ordinary activities	(in million €)%		2004/2003	(in million €)%

Cement	1,567	73.8	6.9	1,466	75.8
Aggregates & Concrete	337	15.9	19.1	283	14.6
Roofing	150	7.0	5.6	142	7.3
Gypsum	129	6.1	53.6	84	4.3
Other	(59)	–2.8	—	(41)	–2.0
Total	2,124	100.0	9.8%	1,934	100.0

The percentage of gross variation as well as variation at constant scope and exchange rates between December 31, 2003 and 2004 were as follows:

(in million €)	2003		2003		2003	2004		2004	2003 vs 2004

	Actual	Scope effect of disposals	At constant scope	Currency fluctuations effects	On a comparable basis	Actual	Scope effect of Acquisitions	On a comparable basis	% Gross change Actual	% Change at constant scope and exchange rates
	(a)	(b)	(c) = (a)+(b)	(d)	(e) = (c)+(d)	(f)	(g)	(h) = (f)+(g)	(i) = (f–a)/(a)	(j) = (h–e)/(e)

Cement	1,466	(11)	1,455	(49)	1,406	1,567	(12)	1,555	6.9	10.6
Aggregates & Concrete	283	3	286	(7)	279	337	(7)	330	19.1	18.3
Roofing	142	—	142	(1)	141	150	(1)	149	5.6	5.7
Gypsum	84	—	84	—	84	129	(3)	126	53.6	50.0
Other	(41)	(3)	(44)	—	(44)	(59)	+3	(56)	—	—
Total	1,934	(11)	1,923	(57)	1,866	2,124	(20)	2,104	9.8	12.8

Back to Contents

Cement

Contributions to our Cement operating income on ordinary activities by geographic regions for the years ended December 31, 2004 and 2003, and the related percentage changes between the periods were as follows:

	Year ended December 31, 2004		% Var.	Year ended December 31, 2003
Operating income on ordinary activities	(in million €)%		2004/2003	(in million €)%

Western Europe	624	39.8	3.0	606	41.4
North America	260	16.6	5.3	247	16.8
Central & Eastern Europe	104	6.6	15.6	90	6.1
Mediterranean Basin	152	9.7	25.6	121	8.3
Latin America	144	9.2	(12.2)	164	11.2
Sub-Saharan Africa	184	11.8	36.3	135	9.2
Asia	99	6.3	(3.9)	103	7.0
Total	1,567	100.0	6.9	1,466	100.0

Operating income on ordinary activities of the Cement Division grew by 6.9% to 1,567 million euros in 2004 compared to 1,466 million euros in 2003. At constant scope of consolidation and exchange rates, operating income on ordinary activities rose by 10.6%. Currency fluctuations had a negative impact of 3.7% or 49 million euros. Changes in the scope of consolidation had almost no net impact on operating income on ordinary activities with negative scope effects, in particular the divestment of cement operations in Florida in 2003, being offset by positive scope effects, primarily the increased shareholding in Lafarge Halla in South Korea. As a percentage of the Division’s gross sales (see Note 3(a) to our consolidated financial statements), operating income on ordinary activities remained stable at 21.2%. Overall, 2004 benefited from a favorable environment with good weather conditions, strong economics and favorable pricing trends in some of our main markets. These positive factors were however mitigated by a sharp rise in energy costs and in certain areas by additional transportation and purchase costs to absorb the surge in demand.

Operating income on ordinary activities in Western Europe increased by 3.0% to 624 million euros compared to 606 million euros in 2003. The strengthening of the British Pound versus the euro had a favorable impact of 2 million euros. Operating income on ordinary activities at constant scope of consolidation and exchange rates rose by 2.6% compared to 2003. The evolution of operating income on ordinary activities was mixed across the region. The strong construction market led to robust growth in operating income on ordinary activities in France and in Spain, despite higher energy expenses. The steady improvement in prices in Germany allowed for losses incurred in 2003 to be greatly reduced in 2004. In the United Kingdom, a soft market environment and the pressure of imports did not allow sufficient price rises to cover the increase in energy costs. In Greece, operating income on ordinary activities was down as a result of the decline in volumes following the Olympic games and the increase in energy costs.

Operating income on ordinary activities in North America grew by 5.3% to 260 million euros compared to 247 million euros in 2003. Currency fluctuations had a negative impact on operating income on ordinary activities of 12 million euros. The net scope effect including the divestment of our operations in Florida and the acquisition of the cement operations of The Concrete Company (TCC) had a negative effect of 14 million euros. At constant scope and exchange rates, operating income on ordinary activities in North America grew by 17.5%. The growth in results reflects the strong general economic conditions and sustained construction activity which led to increased volumes, allowed for higher prices albeit partially offset by additional imports, increased fuel, raw material and distribution costs. Plant fixed costs was kept flat. Several of our plants achieved record production levels for the year.

In emerging markets, operating income on ordinary activities rose by 11.4% to 683 million euros compared to 613 million euros in 2003, representing 44% of the Cement Division’s operating income on ordinary activities, compared to 42% in 2003. Currency fluctuations had a negative impact on operating income on ordinary activities of 39 million euros. Changes in the scope of consolidation arising primarily from the increase in ownership of Lafarge Halla Cement in South Korea, from the acquisition of Ural Cement in Russia and from the full-year operation of the Chongqing plant in China had a positive impact of 14 million euros. Operating income on ordinary activities at constant scope and exchange rates grew by 16.3%.

Back to Contents

In Central and Eastern Europe, operating income on ordinary activities grew by 15.6% to 104 million euros compared to 90 million euros in 2003. The negative impact of currency fluctuations on the region’s operating income on ordinary activities amounted to 4 million euros. Operating income on ordinary activities at constant scope and exchange rates improved by 20.9%, with strong growth in Romania and to a lesser extent in Poland, the Czech Republic and Slovenia. Favorable market trends allowed for price increases to compensate for the increase in energy costs that could not be offset by performance improvement initiatives. In Serbia, delays to the modernization of the production line had a negative impact on operating income on ordinary activities, which was down on 2003. In Russia, despite the favorable effect of the Ural Cement acquisition, operating income on ordinary activities decreased.

Operating income on ordinary activities from the Mediterranean Basin countries increased by 25.6% to 152 million euros compared to 121 million euros in 2003. The negative impact of currency fluctuations on the region’s operating income on ordinary activities amounted to 8 million euros. Operating income on ordinary activities at constant scope and exchange rates grew by 34.5% with strong growth in operating income on ordinary activities in Jordan and Turkey in well-oriented markets. In Egypt, operating income on ordinary activities increased strongly driven by higher prices. Operating income on ordinary activities in Morocco was slightly down due to margins being impacted by the need to absorb the implementation of a cement sales tax in early 2004.

The operating income on ordinary activities from Latin America declined by 12.2% from 164 million euros in 2003 to 144 million euros in 2004. The negative impact of currency fluctuations on the region’s operating income on ordinary activities amounted to 11 million euros. At constant scope and exchange rates, operating income on ordinary activities was down 6.5%. In Brazil, lower volumes and the decline in prices led to a significant reduction in operating income on ordinary activities. Part of this decline was however mitigated by reductions in production costs. In Venezuela, the strong market recovery allowed for an improvement in operating income on ordinary activities. In Chile operating income on ordinary activities was largely unchanged on 2003. Weak prices in the first half of 2004 in Honduras and higher fuel costs in Mexico led to some slippage in operating income on ordinary activities compared to 2003.

Operating income on ordinary activities in Sub-Saharan Africa increased by 36.3% to 184 million euros in 2004 from 135 million euros in 2003. The negative impact of currency fluctuations on the region’s operating income on ordinary activities amounted to 7 million euros. At constant scope of consolidation and exchange rates, operating income on ordinary activities grew by 41.9% with strong growth in Nigeria and South Africa. In Nigeria, where the ramp up of the new Ewekoro plant continued in 2004 we benefited from high volume growth and favorable pricing conditions which helped to pass on to customers the rise of energy costs. In South Africa, the buoyant construction market continued to drive margin growth. Operating income on ordinary activities in Kenya was at a similar level to 2003 despite the unfavorable effect of currency fluctuations. Cameroon and Uganda both increased their operating income on ordinary activities.

Operating income on ordinary activities in Asia declined by 3.9% from 103 million euros in 2003 to 99 million euros in 2004. The negative impact of currency fluctuations on the region’s operating income on ordinary activities amounted to 9 million euros. The positive impact of changes in the scope of consolidation as a consequence of the increase in ownership of Lafarge Halla Cement in South Korea and of the full-year operation of the Chongqing plant in China amounted to 13 million euros. At constant scope of consolidation and exchange rates, operating income on ordinary activities declined by 7.4% as a result of the sharp fall in South Korea and Malaysia. Operating income on ordinary activities in the region was favorably impacted by a significant recovery in prices in the Philippines, which led to a strong increase in margins despite unfavorable energy costs. In India also, margin continued to improve, supported by the solid sales growth. Significant weakness was however recorded in South Korea where operating income on ordinary activities collapsed from previous levels as a result of the sharp fall in the construction market and higher energy expenses. In Malaysia also, the disappointingly weak construction market and higher energy costs led to a drop in operating income on ordinary activities. In China, operating income on ordinary activities rose as a result of good performance seen in recent acquisitions. The operating income on ordinary activities generated in Indonesia was marginally down on 2003.

Back to Contents

Aggregates & Concrete

Contributions to our operating income on ordinary activities by activity and by main geographic regions for the years ended December 31, 2004 and 2003, and the related percentage changes between the periods were as follows:

	Year ended December 31, 2004		% Var.	Year ended December 31, 2003
Operating income on ordinary activities	(in million €)%		2004/2003	(in million €)%

Aggregates	225	66.8	17.8	191	67.5
Concrete	112	33.2	21.7	92	32.5
Total Aggregates & Concrete	337	100.0	19.1	283	100.0
Western Europe	156	46.3	17.3	133	47.0
North America	135	40.1	7.1	126	44.5
Other regions	46	13.6	91.7	24	8.5
Total	337	100.0	19.1	283	100.0

Operating income on ordinary activities of the Aggregates & Concrete Division increased by 19.1% between 2003 and 2004, from 283 million euros to 337 million euros. Currency fluctuations had a negative impact of 2.9% or 7 million euros. Increases in the scope of consolidation, the most significant being the operations of Hupfer Holdings in France and Switzerland and the operations of The Concrete Company in Alabama in the United States had a positive effect of 7 million euros. At constant scope of consolidation and exchange rates, operating income on ordinary activities grew by 18.3%. As a percentage of the Division’s gross sales (see Note 3(a) to our consolidated financial statements), operating income on ordinary activities represented 7.1% in 2004, compared to 6.3% in 2003. Operating income on ordinary activities for Aggregates Division totaled 225 million euros up 17.8% from 191 million euros in 2003. Currency fluctuations had a negative impact of 7 million euros. Operating income on ordinary activities for Concrete Division totaled 112 million euros up 21.7% from 92 million euros in 2003. The Division as a whole experienced in 2004 a strong increase in its operating income on ordinary activities under the combined effect of well-oriented markets in most of our countries, more favorable weather patterns, good pricing conditions in the aggregates activities and the development of special quality products in concrete. The overall improvement was however partly mitigated by the pressure on margins in a few competitive markets in North America in the ready-mix and paving activities.

In Western Europe, operating income on ordinary activities grew by 17.3% to 156 million euros. The net positive effect of changes in the scope of consolidation arose to 8 million euros. In France, significant improvements were recorded in both concrete and aggregates activities. In the United Kingdom, operating income on ordinary activities was down. The significant decline in infrastructure spending led to a decrease in operating income on ordinary activities in both the asphalt and paving and the aggregates activities as a result of the weak level of orders received.

In North America, operating income on ordinary activities grew by 7.1% to 135 million euros. The weakening of the dollar against the euro had a negative impact of 9 million euros. Changes in the scope of consolidation had a net positive impact of 2 million euros. Although sales delivered solid growth, operating income on ordinary activities improvement was dampened by the increase in pension costs which totaled 7 million euros, higher fuel costs across all product lines and increased maintenance costs with higher plant activity. The increase in operating income on ordinary activities was driven by the aggregates activity due to strong volumes and solid pricing gains across all regions. This improvement was however partly mitigated by less favorable trends in a few markets in the ready mix and paving activities.

Elsewhere in the world, operating income on ordinary activities continued to grow reaching 46 million euros in 2004 compared to 24 million euros in 2003. In South Africa, operating income on ordinary activities continued to grow significantly driven by the strong construction market, under the combined effect of improved performance and the rand’s appreciation against the euro. In Poland and Turkey the operating income on ordinary activities continued to improve.

Back to Contents

Roofing

Contributions to our operating income on ordinary activities by main markets for the years ended December 31, 2004 and 2003, and the related percentage changes between the periods were as follows:

	Year ended December 31, 2004		% Var.	Year ended December 31, 2003
Operating income on ordinary activities	(in million €)%		2004/2003	(in million €)%
Western Europe	114	76.0	8.6	105	73.9
Germany	39	26.0	(11.4)	44	31.0
Other countries in Western Europe	75	50.0	23.0	61	42.9
Other regions	36	24.0	(2.7)	37	26.1

Total	150	100.0	5.6	142	100.0

The Division’s operating income on ordinary activities was up 5.6% to 150 million euros from 142 million euros in 2003. Currency fluctuations had a negative impact of 1 million euros. As a percentage of the Division’s gross sales (see Note 3(a) to our consolidated financial statements), operating income on ordinary activities represented 10.0% in 2004, compared to 9.4% in 2003. Further margin improvement was hampered by continued weakness in Germany.

Operating income on ordinary activities in Western Europe rose by 8.6% to 114 million euros. In Germany, however, the weakness in the construction market pushed volumes lower and as a consequence operating income on ordinary activities declined by 11.4% to 39 million euros. In other Western European countries operating income on ordinary activities rose strongly from 61 million euros in 2003 to 75 million euros in 2004. In France, the operating income on ordinary activities benefited from the strong sales development and lower overhead costs. In the United Kingdom, operating income on ordinary activities rose as a result of reduced costs of sales. All other countries recorded improved operating income on ordinary activities with the exception of the Netherlands where increased competition led to a sharp decline.

Outside Western Europe, operating income on ordinary activities declined slightly to 36 million euros in 2004 from 37 million euros in 2003 due to a lower operating income on ordinary activities in Malaysia in the context of the disappointing construction market. This decline was partly offset by improved results in North America. In Central Europe and Eastern Europe operating income on ordinary activities was slightly down.

Gypsum

Contributions to our operating income on ordinary activities by main geographic regions for the years ended December 31, 2004 and 2003, and the related percentage changes between the periods were as follows:

	Year ended December 31, 2004		% Var.	Year ended December 31, 2003
Operating income on ordinary activities	(in million €)%		2004/2003	(in million €)%

Western Europe	73	56.6	10.6	66	78.6
North America	18	13.9	—	(14)	(16.7)
Other regions	38	29.5	18.7	32	38.1
Total	129	100.0	53.6	84	100.0

Operating income on ordinary activities grew by 53.6% from 84 million in 2003 to 129 million in 2004, following the significant improvement achieved in 2003. Currency fluctuations had no impact on our operating income on ordinary activities. At constant scope, operating income on ordinary activities increased by 50%. As a percentage of the Division’s gross sales (see Note 3(a) to our consolidated financial statements), operating income on ordinary activities increased to 9.6% in 2004, from 7.0% in 2003.

Operating income on ordinary activities in Western Europe improved by 10.6% to 73 million euros up from 66 million in 2003. In France, it grew largely as a result of favorable pricing trends and product mix. In the United Kingdom, it fell sharply due to the additional costs associated with the need to import boards from continental Europe to meet high levels of demand. In Germany, stability in the market and increased exports helped offset the effect of lower prices, however losses continued to be incurred.

In North America, the significant increase in market prices and good plant performance ensured that the operations recorded a positive operating income on ordinary activities of 18 million euros, compared to a loss

Back to Contents

of 14 million euros in 2003. Prices recovered steadily throughout the year to levels not seen since 2000, but this favorable effect was partly offset by higher paper costs and increased energy expenses. The two high-speed plants at Silver Grove and Palatka performed well running at high levels of output.

In our other regions operating income on ordinary activities rose to 38 million euros in 2004, compared to 32 million euros in 2003. A significant turnaround was recorded in Poland, where after the loss incurred in 2003, break even operating income on ordinary activities was reached due to increased domestic prices and export volumes. Our operating income on ordinary activities in the Asia Pacific region decreased overall due to the weaker market conditions experienced in South Korea and increased competition in Thailand resulting in lower prices in these countries.

Other (including holdings)

The Operating loss on ordinary activities of our other operations rose to a negative 59 million euros in 2004 compared to a negative 41 million euros in 2003 being adversely affected by an increase in pension costs, a decline in the contribution of our properties activities, and a net unfavorable scope effect resulting primarily from the disposal of the remaining lime operations in Europe.

Operating income and net income

Operating income takes into account operating income on ordinary activities, gains (losses) on disposals and other revenues (expenses). The table below shows the evolution of our operating income and net income:

	Year ended December 31, 2004 (in million €)	% Var. 2004/2003	Year ended December 31, 2003 (in million €)
Operating income on ordinary activities	2,124	9.8	1,934
Gains (losses) on disposals, net	41	(85.3)	299
Other income (expenses), net	(210)	20.3	(177)
Operating income	1,955	(4.9)	2,056
Financial expenses, net	(517)	(9.0)	(568)
Income tax	(247)	(41.9)	(425)
Share of net income in equity affiliates	74	100.0	37
Amortization of goodwill	(133)	(1.5)	(135)
Minority interests	(264)	11.4	(237)
Net income	868	19.2	728

Gains (losses) on disposals, net represented a net gain of 41 million euros in 2004, compared to 299 million euros in 2003. The most significant capital gains were earned on the sale of the 40% stake in Carmeuse North America BV. In 2003, gain (losses) on disposals, net included the gains on the sale of certain cement assets in North America for 111 million euros and on the sale of the stake in Materis Participations for 122 million euros.

Other income (expenses), net, represented a net expense of 210 million euros in 2004, compared to a net expense of 177 million euros in 2003. In 2004, the most significant expense items arose from exceptional amortization and depreciation for 109 million euros, including an intangible asset write off of 45 million euros related to real estate development rights, from restructuring charges for 35 million euros split between Cement at 9 million euros, Aggregates & Concrete at 6 million euros, Roofing at 15 million euros and other activities at 5 million euros and from litigation expenses of 27 million euros.

Operating income decreased by 4.9% between 2003 and 2004, from 2,056 million euros to 1,955 million euros. Operating income represented 13.5% of sales in 2004, compared to 15.1% in 2003.

Financial expenses, net decreased by 9.0% between 2003 and 2004, from 568 million euros to 517 million euros. Financial expenses, net are comprised of financial expenses on net debt and other financial income and expenses including foreign exchange gains and losses. Financial expenses on net debt decreased by 12% between 2003 and 2004, from 505 million euros to 443 million euros as the result of the decrease of our net average debt. The average interest rate on our debt was 5.3% on December 31, 2004 as compared to 5.8% on December 31, 2003. Other financial income and expenses was a net loss in 2004 of 74 million euros compared to a net loss of 63 million euros in 2003. Foreign exchange losses amounted to 41 million euros in 2004 and to 75 million euros in 2003.

Back to Contents

Income tax decreased by 41.9% between 2003 and 2004, from 425 million euros to 247 million euros. The effective tax rate for 2004 of 17.2% compared to the effective tax rate for 2003 of 28.6%. This reduction resulted principally from 193 million euros of non-recurring tax savings. These tax savings arose from tax efficient restructurings, from asset re-evaluation allowed in several countries and from the enactment of lower tax rates notably in Greece. Excluding these non-recurring tax savings, our effective tax rate would have been 30.6% in 2004.

Share of net income in equity affiliates doubled between 2003 and 2004, from 37 million euros to 74 million euros. The share of net income in equity affiliates in our Cement Division amounted to 40 million euros, of which Cementos Molins accounted for 25 million euros. The share of net income in equity affiliates in our Roofing and Gypsum Divisions amounted to 24 million euros. The share of the net income of Carmeuse North America BV, divested in December 2004, was positive in 2004 at 6 million euros and compared favorably to the share of net loss of 33 million euros recorded in 2003.

Amortization of goodwill declined by 1.5% between 2003 and 2004, from 135 million euros to 133 million euros.

Minority interests increased by 11.4% between 2003 and 2004, from 237 million euros to 264 million euros, reflecting primarily improved net results in Greece, Jordan and Nigeria.

Net income increased by 19.2% between 2003 and 2004, from 728 million euros to 868 million euros. Net income represented 6% of sales in 2004, compared to 5.3% in 2003.

Earnings per Share

Earnings per share were up 4.9% at 5.16 euros compared to 4.92 euros in 2003. The average number of shares outstanding during the year was 168.3 million (170.9 million shares at December 31, 2004), as compared to 147.9 million in 2003 (167.2 million at December 31, 2003). Between December 31, 2003 and December 31, 2004 the increase in the number of shares was essentially due to the 3.5 million shares issued to shareholders opting to reinvest dividends distributed in June 2004. The diluted earnings per share were up 4.8% at 5.00 euros compared to 4.77 euros in 2003.

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

Back to Contents

Contributions to our sales by segment for the years ended December 31, 2003 and 2002 and the percentage variation between the two periods were as follows:

	Year ended December 31, 2003		% Var.	Year ended December 31, 2002
Sales	(in million €)%		2003/2002	(in million €)%

Cement	6,383	46.7	(8.1)	6,948	47.6
Aggregates & Concrete	4,465	32.7	(6.3)	4,768	32.6
Roofing	1,510	11.1	(1.8)	1,538	10.5
Gypsum	1,194	8.7	4.2	1,146	7.8
Other	106	0.8	(49.5)	210	1.4
Total	13,658	100.0	(6.5)	14,610	100.0

The percentage of gross variation as well as variation at constant, scope and exchange rates between December 31, 2003 and 2002 were as follows:

(in million €)	2002		2002		2002	2003		2003	2002 vs 2003

	Actual	Scope effect of disposals	At constant scope	Currency fluctuations effects	On a comparable basis	Actual	Scope effect of acquisitions	On a comparable basis	% Gross change Actual	% Change at constant scope and exchange rates
	(a)	(b)	(c) = (a)+(b)	(d)	(e) = (c)+(d)	(f)	(g)	(h) = (f)+(g)	(i) = (f–a)/(a)	(j) = (h–e)/(e)

Cement	6,948	(181)	6,767	(743)	6,024	6,383	(54)	6,329	(8.1)	5.1
Aggregates & Concrete	4,768	(108)	4,660	(393)	4,267	4,465	(36)	4,429	(6.3)	3.8
Roofing	1,538	(22)	1,516	(56)	1,460	1,510	(6)	1,504	(1.8)	3.0
Gypsum	1,146	(5)	1,141	(77)	1,064	1,194	(61)	1,133	4.2	6.4
Other	210	(95)	115	(18)	97	106	1	107	(49.5)	9.3
Total	14,610	(411)	14,196	(1,287)	12,909	13,658	(156)	13,500	(6.5)	4.6

Cement

Contributions to our sales by geographic regions for the years ended December 31, 2003 and 2002 and the percentage variation between the two periods were as follows:

	Year ended December 31, 2003		% Var.	Year ended December 31, 2002
Sales	(in million €)%		2003/2002	(in million €)%

Western Europe	2,099	32.9	(7.7)	2,274	32.7
North America	1,345	21.1	(14.8)	1,579	22.7
Central & Eastern Europe	409	6.4	2.0	401	5.8
Mediterranean Basin	441	6.9	(3.1)	455	6.6
Latin America	416	6.5	(17.1)	502	7.2
Sub-Saharan Africa	766	12.0	1.3	756	10.9
Asia	907	14.2	(7.5)	981	14.1
Total	6,383	100.0	(8.1)	6,948	100.0

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

In Western Europe sales totaled 2,099 million euros, a decrease of 7.7% compared to 2002. The divestment in 2002 of certain operations in Spain decreased sales by 115 million euros. The volumes sold in the region decreased by 7% to 30.6 million tonnes reflecting the impact of the divestment in Spain. Volumes in France were down due to contrasting regional markets, but favorable pricing trends resulted in sales being stable for the year. Volumes in the United Kingdom declined in a rather weak market. In addition imports put some pressure on volumes and prices. However the majority of the 17% decline in sales resulted from the translation impact of the appreciation of the euro against the British pound. Sales in Spain were down by 28% reflecting the divestment of the cement operations in Andalusia in 2002. The remaining operations in

Back to Contents

Spain recorded another year of solid growth in a buoyant construction market. In Italy sales were marginally up from the previous year. Greece showed strong levels of growth in sales, up 15%, in the run up to the Olympic Games and due to a very buoyant residential housing market. In Germany, sales were negatively impacted by a severe price war throughout the year and were down by 15%. The situation finally stabilized towards year end.

In North America, we achieved sales of 1,345 million euros, a decrease by 14.8%. The strengthening of the euro versus the U.S. dollar and the Canadian dollar adversely affected the evolution of our sales in the region. In addition the negative scope effect resulting from the divestment of our cement operations in Florida in 2003 had an unfavorable impact. Our sales volumes in the region increased by 3% to 18.0 million tonnes. The construction market in the United States in 2003 was mixed. While residential construction remained robust throughout the year, activity in the non-residential sector was weak and the many individual State budget deficits impacted the level of infrastructure spending. The strong recovery in the second half compensated for the shortfall in volumes experienced in the first half beset by unfavorable weather conditions. Exceptionally strong gains in sales were recorded across the United States in the last quarter with particularly strong growth in the Great Lakes, the Mississippi River region, the West and the North East. Prices however remained under some pressure and declined for the year as a whole particularly in the Southeast, Northeast and Mississippi River districts. In Canada demand was strong for the year overall, with the Western provinces showing the most favorable trends. A solid increase in prices was achieved in Canada in the year.

In emerging markets we experienced a decline of 5.0% to 2,938 million euros, with these markets accounting for 46% of the Division’s sales in 2003, compared to 45% in 2002. The drop in sales was almost entirely derived from the appreciation of the euro against the majority of local currencies.

Our sales in Central and Eastern Europe rose by 2.0% to 409 million euros, but this progression was held back by the negative impact of foreign currency fluctuations on all currencies in the region. Our sales volumes in the region increased by 11% to 9 million tonnes. Sales grew by 12% in Romania, in a context of high demand and increased prices. In Poland sales were down by 18% as a result of foreign exchange impact and as the recession in the building industry continued to affect volumes and prices. In Serbia, Russia, Slovenia and Ukraine, sales progressed favorably in spite of the negative foreign exchange impact.

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

In the Sub-Saharan Africa region our sales grew by 1.3% to 766 million euros. Our sales volumes in the area increased by 10% to 11.2 million tonnes of cement. Currency fluctuations had a negative impact on sales generated in many countries in the region but with the significant exception of South Africa where the rand’s strong appreciation against the euro and buoyant market conditions delivered sales growth of 49%. In Nigeria, sales grew strongly on the back of improved prices and some volume growth, but after negative currency

Back to Contents

impacts were down by 8%. In Kenya and Uganda, sales fell by 13% in each country due to negative currency impacts, although strong domestic market conditions and prices allowed for good growth in sales in local currency. Sales in Cameroon remained stable. South East Africa, which covers Zambia, Malawi, Tanzania and Zimbabwe contributed a 3% increase in sales.

Our operations in the Asia region saw sales fall by 7.5% to 907 million euros as a consequence of negative foreign currency fluctuations. Our sales volumes in the region increased by 9% to 23.1 million tonnes. In South Korea, sales continued to show strong growth in local currency which was offset by the won’s depreciation against the euro. Domestic sales volumes were strong as construction spending continued to increase and prices developed favorably over the year. In Malaysia, sales decreased by 7% primarily as a result of the devaluation of the ringgit against the euro. Volumes improved on increased domestic demand, thanks to the resolution of the foreign construction labor issue in 2002 and continued economic development. Intense competition had a negative impact on selling prices. In the Philippines sales fell by 15% in large part as a consequence of the devaluation of the peso. Sales were also adversely affected by severe price competition in the first half of the year, but improved along with volumes during the second half. In India sales dropped by 16% largely due to negative currency fluctuations. Favorable pricing trends helped to offset lower volumes on sales. China has continued to deliver a strong growth in sales of 69% benefiting from the full-year operation of the Dujiangyan plant into the Greater Chengdu market and of the acquisition of the Chongqing plant in 2003. In Indonesia, sales were down 4%, due to currency fluctuations while they progressed in local monetary units, due to positive market conditions.

Aggregates & Concrete

Contributions to our sales by activity and by main geographic regions for the years ended December 31, 2003 and 2002 and the percentage variation between the two periods were as follows:

	Year ended December 31, 2003		% Var.	Year ended December 31, 2002
Sales	(in million €)%		2003/2002	(in million €)%

Aggregates	2,050	45.9	(6.6)	2,196	46.1
Concrete	2,415	54.1	(6.1)	2,572	53.9
Total Aggregates & Concrete	4,465	100.0	(6.3)	4,768	100.0
Western Europe	1,845	41.3	(0.6)	1,856	38.9
North America	2,130	47.7	(11.4)	2,405	50.5
Other regions	490	11.0	(3.4)	507	10.6
Total	4,465	100.0	(6.3)	4,768	100.0

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

Our aggregates sales in Western Europe were stable at 791 million euros. In France sales rose as a consequence of a number of small acquisitions in the Western and South Western regions. Excluding these acquisitions, sales were at a similar level to the previous year, but with Northern France showing a marked decline compared to a growing South-West market. Volumes were down but prices however followed a favorable trend across all regions. In the United Kingdom, sales were down by 3% as a consequence of the depreciation of British pound against the euro. Excluding this factor sales grew on the back of good pricing in aggregates and asphalt and paving operations benefiting from major road contracts. With the healthy construction market in Spain, sales continued to grow in 2003.

Back to Contents

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

Sales of our concrete operations which include ready mix concrete and our pre-cast concrete products, declined by 6.1% between 2002 and 2003, from 2,572 million euros to 2,415 million euros. At constant scope and exchange rates our sales increased by 4.7%. Currency fluctuations had a negative impact on sales of 8.0%. Our sales volumes of concrete decreased by 3% to 34 million cubic meters.

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

Roofing

Contributions to our sales by markets for the years ended December 31, 2003 and 2002 and the percentage variation between the two periods were as follows:

	Year ended December 31, 2003		% Var.	Year ended December 31, 2002
Sales	(in million €)%		2003/2002	(in million €)%
Western Europe	1,138	75.4	(2.1)	1,162	75.6
Germany	439	29.1	(2.0)	448	29.1
Other countries in Western Europe	699	46.3	(2.1)	714	46.5
Other regions	372	24.6	(1.1)	376	24.4

Total	1,510	100.0	(1.8)	1,538	100.0

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

Back to Contents

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

Gypsum

Contributions to our sales by main geographic regions for the years ended December 31, 2003 and 2002 and the percentage variation between the two periods were as follows:

	Year ended December 31, 2003		% Var.	Year ended December 31, 2002
Sales	(in million €)%		2003/2002	(in million €)%

Western Europe	657	55.0	8.8	604	52.7
North America	226	18.9	(7.8)	245	21.4
Other regions	311	26.1	4.7	297	25.9
Total	1,194	100.0	4.2	1,146	100.0

In 2003, sales of the Gypsum Division continued to recover growing by 4.2% from 1,146 million euros in 2002 to 1,194 million euros in 2003. At constant exchange rates and scope of consolidation sales grew by 6.4%. Changes in the scope of consolidation at constant exchange rates increased sales by 5.2% as a result of the acquisition in February 2003 of the plasterboard businesses of Gyproc in Germany and Poland from the British building materials company BPB. Currency fluctuations had a negative impact on sales of 7.4%. The volumes of wallboard grew by 13% to 632 million square meters with strong rises in the United Kingdom, in Germany due to the integration of Gyproc, in the United States and in Asia.

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

Contributions to our operating income on ordinary activities by segment for the years ended December 31, 2003 and 2002, and the percentage change between the periods were as follows:

	Year ended December 31, 2003		% Var.	Year ended December 31, 2002
Operating income on ordinary activities	(in million €)%		2003/2002	(in million €)%

Cement	1,466	75.8	(8.7)	1,606	75.3
Aggregates & Concrete	283	14.6	(15.8)	336	15.8
Roofing	142	7.3	7.6	132	6.2
Gypsum	84	4.3	64.7	51	2.4
Others	(41)	-2.0	—	7	0.3
Total	1,934	100.0	(9.3)	2,132	100.0

The percentage of gross variation as well as variation at constant, scope and exchange rates between December 31, 2003 and 2002 were as follows:

(in million €)	2002		2002		2002	2003		2003	2002 vs 2003

	Actual	Scope effect of disposals	At constant scope	Currency fluctuations effects	On a comparable basis	Actual	Scope effect of acquisitions	On a comparable basis	% Gross change Actual	% Change at constant scope and exchange rates
	(a)	(b)	(c) = (a)+(b)	(d)	(e) = (c)+(d)	(f)	(g)	(h) = (f)+(g)	(i) = (f–a)/(a)	(j) = (h–e)/(e)

Cement	1,606	(45)	1,561	(149)	1,412	1,466	3	1,469	(8.7)	4.0
Aggregates & Concrete	336	2	338	(27)	311	283	(1)	282	(15.8)	(9.3)
Roofing	132	(1)	131	(6)	125	142	1	143	7.6	14.4
Gypsum	51	1	52	—	52	84	(3)	81	64.7	55.8
Other	7	(3)	4	(3)	1	(41)	—	(41)	—	—
Total	2,132	(46)	2,086	(185)	1,901	1,934	—	1,934	(9.3)	1.7

Back to Contents

Cement

Contributions to our Cement operating income on ordinary activities by geographic regions for the years ended December 31, 2003 and 2002, and the percentage change between the periods were as follows:

	Year ended December 31, 2003		% Var.	Year ended December 31, 2002
Operating income on ordinary activities	(in million €)%		2003/2002	(in million €)%

Western Europe	606	41.4	(7.6)	656	40.8
North America	247	16.8	(25.2)	330	20.5
Central & Eastern Europe	90	6.1	4.7	86	5.4
Mediterranean Basin	121	8.3	8.0	112	7.0
Latin America	164	11.2	(18.8)	202	12.6
Sub-Saharan Africa	135	9.2	12.5	120	7.5
Asia	103	7.0	3.0	100	6.2
Total	1,466	100.0	(8.7)	1,606	100.0

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

Back to Contents

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

Operating income on ordinary activities in Sub-Saharan Africa region increased by 12.5% from 120 million euros in 2002 to 135 million euros in 2003. The negative impact of currency fluctuations and changes in the scope of consolidation on the region’s operating income on ordinary activities amounted, respectively, to 9 and 1 million euros. At constant scope of consolidation and exchange rates, operating income on ordinary activities grew by 23% with improvements particularly noticeable in Nigeria and South Africa. In Nigeria where the new Ewekoro plant started in the second part of the year we benefited from favorable pricing conditions, but our operations were penalized by a general strike and the poor performance of the Sagamu plant. In South Africa the strengthening of the rand and increased margins have resulted in operating income on ordinary activities being up by 39%. Operating income on ordinary activities in Kenya was down primarily as a result of the negative currency fluctuation. Cameroon increased its operating income on ordinary activities.

Operating income on ordinary activities in the Asia region increased by 3.0% from 100 million euros in 2002 to 103 million euros in 2003. The negative impact of currency fluctuations on the region’s operating income on ordinary activities amounted to 18 million euros. The positive impact of changes in the scope of consolidation amounted to 4 million euros. At constant scope of consolidation and exchange rates, operating income on ordinary activities increased by 21% with strong growth in Malaysia, South Korea and Indonesia. Operating income on ordinary activities benefited from the significant volume growth in Malaysia, from favorable market conditions in South Korea, improved margins in Indonesia and plant performance improvements with improved kiln reliability in Indonesia and in the Philippines in particular. The small loss incurred in Indonesia in 2002 was reversed to record an operating profit. In India, improved industrial performance had a positive effect on margins, but operating income on ordinary activities was adversely affected by higher local taxes, while the impact of the fall in volumes was entirely compensated by improved pricing. Despite plant performance improvements, operating income on ordinary activities in the Philippines was weak due to deteriorated pricing. In China operating income on ordinary activities benefited from the favorable effect of changes in the scope of consolidation with the full-year operation of the Dujiangyan plant and the acquisition in 2003 of the Chongqing plant.

Back to Contents

Aggregates & Concrete

Contributions to our Aggregates & Concrete operating income on ordinary activities by activity and by main geographic regions for the years ended December 31, 2003 and 2002, and the percentage change between the periods were as follows:

	Year ended December 31, 2003		% Var.	Year ended December 31, 2002
Operating income on ordinary activities	(in million €)%		2003/2002	(in million €)%

Aggregates and related products	191	67.5	(22.4)	246	73.2
Ready mix concrete and concrete products	92	32.5	2.2	90	26.8
Total Aggregates & Concrete	283	100.0	(15.8)	336	100.0
Western Europe	133	47.0	(10.1)	148	44.0
North America	126	44.5	(29.2)	178	53.0
Other regions	24	8.5	140.0	10	3.0
Total	283	100.0	(15.8)	336	100.0

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

Back to Contents

Roofing

Contributions to our operating income on ordinary activities in our Roofing Division by main markets for the years ended December 31, 2003 and 2002, and the percentage change between the periods were as follows:

	Year ended December 31, 2003		% Var.	Year ended December 31, 2002
Operating income on ordinary activities	(in million €)%		2003/2002	(in million €)%
Western Europe	105	73.9	1.9	103	78.0
Germany	44	31.0	33.3	33	25.0
Other countries in Western Europe	61	42.9	(12.9)	70	53.0
Other regions	37	26.1	27.6	29	22.0

Total	142	100.0	7.6	132	100.0

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

Operating income on ordinary activities in Western Europe rose by 1.9% to 105 million euros. In Germany, following the extensive restructuring, operating income on ordinary activities increased by 33.3% from 33 million euros to 44 million euros despite a persistent weak market. In other Western European countries operating income on ordinary activities declined from 70 million euros in 2002 to 61 million euros in 2003. In the United Kingdom operating income on ordinary activities benefited from strong sales development. However this was more than offset by the impact of unfavorable market trends in France and in the Netherlands. In addition, higher pressure on prices in Austria and Benelux hampered improvements in margins.

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

Gypsum

Contributions to our Gypsum operating income on ordinary activities by main geographic regions for the years ended December 31, 2003 and 2002, and the percentage change between the periods were as follows:

	Year ended December 31, 2003		% Var.	Year ended December 31, 2002
Operating income on ordinary activities	(in million €)%		2003/2002	(in million €)%

Western Europe	66	78.6	11.9	59	115.7
North America	(14)	(16.7)	N/A	(28)	(54.9)
Other regions	32	38.1	60.0	20	39.2
Total	84	100.0	64.7	51	100.0

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

Back to Contents

market and a better performance. In Germany, we benefited from the action plan launched in 2002 together with the acquisition of Gyproc. Operating losses were reduced despite difficult market conditions.

In North America, a combination of manufacturing performance improvements, the closure of the Wilmington plant and price increases reduced the operating loss in 2003 to 14 million euros, compared to a loss of 28 million euros in 2002. With improved plant performance we were able to supply the increased demand for wallboard, despite having ceased operations at the Wilmington plant. Prices recovered by the end of the year to levels not seen since 2000, but this favorable effect was partly offset by higher natural gas prices and fuel costs. The two high speed plants at Silver Grove and Palatka performed well, allowing a significant decrease in operating costs.

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

Operating income and net income

Operating income takes into account operating income on ordinary activities, gains (losses) on disposals and other revenues (expenses). The table below shows the evolution of our operating income and net income:

	Year ended December 31, 2003 (in million €)	% Var. 2003/2002	Year ended December 31, 2002 (in million €)
Operating income on ordinary activities	1,934	(9.3)	2,132
Gains on disposals, net	299	38.4	216
Other income (expenses), net	(177)	—	(525)
Operating income	2,056	12.8	1,823
Financial expenses, net	(568)	9.0	(521)
Income tax	(425)	(5.1)	(448)
Share of net income in equity affiliates	37	12.1	33
Amortization of goodwill	(135)	(14.6)	(158)
Minority interests	(237)	(13.2)	(273)
Net income	728	59.6	456

Gains on disposals, net represented a net gain of 299 million euros in 2003, compared to 216 million euros in 2002. The most significant capital gains were earned on the sale of certain cement assets in North America which generated capital gains of 111 million euros and the sale of our stake in Materis Participations which generated capital gains of 122 million euros.

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

Back to Contents

Financial expenses, net increased by 9.0% between 2002 and 2003, from 521 million euros to 568 million euros. Financial expenses, net is comprised of financial expenses on net debt and other financial income and expenses including in particular foreign exchange gains and losses. Financial expenses on net debt decreased by 12% between 2002 and 2003, from 577 million euros to 505 million euros as the result of the significant decrease of our net debt. The average interest rate on our debt was 5.8% on December 31, 2003 as compared to 5.2% on December 31, 2002. Other financial income and expenses was a net loss in 2003 of 63 million euros compared to a net gain of 56 million euros in 2002. In 2003, we were adversely affected by a 75 million euros foreign exchange loss, while in 2002, we benefited from a foreign exchange gain of 66 million euros.

Income tax decreased by 5.1% between 2002 and 2003, from 448 million euros to 425 million euros. The effective tax rate for 2003 of 28.6% decreased by 5.8 points compared to the effective tax rate for 2002 of 34.4%. This is mainly due to the exceptional provision of 300 million euros that was recorded in 2002 (in connection with the competition law issues discussed above) and which is not tax deductible. Our world wide tax agreement with the French Tax Authorities,which had been renewed for three years in 2001, expired on December 31, 2003. We decided not to renew this agreement beyond December 31, 2003 (see Note 8 to our consolidated financial statements).

Share of net income in equity affiliates grew by 12.1% between 2002 and 2003, from 33 million euros to 37 million euros. The share of net income in equity affiliates in our Cement Division amounted to 42 million euros, of which Cementos Molins accounted for 27 million euros. The share of net income in equity affiliates in our Roofing and Gypsum Divisions amounted to 20 million euros. The share of the net loss of Carmeuse North America amounted to 33 million euros.

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

Earnings per Share

Earnings per share were up 39.8% at 4.92 euros compared to 3.52 euros in 2002. The average number of share outstanding during the year was 147.9 million, as compared to 129.6 million in 2002.

Back to Contents

Liquidity and Capital Resources

During the three-year period ended December 31, 2004, our main sources of liquidity have been:

•	Cash provided by operating activities;

•	Cash provided by the divestment of non strategic assets; and

•	Cash provided by the issuance of debt and the increase of the amount of our share capital.

These funds have been mainly used to finance a significant investment program (capital expenditures and acquisitions) and to reduce further the level of our net debt.

Components of our cash flows are set forth below:

	Year ended December 31,

	2004	2003	2002

	(in million €)
Net cash provided by operating activities	1,736	2,089	1,791
Net cash used in investing activities	(893)	(673)	(774)
Net cash (used in) provided by financing activities	(793)	(866)	(926)
Net increase (decrease) in cash and cash equivalents	50	550	91

We believe, based on our current financial projections, that we have sufficient resources for our ongoing operations in both the near term and the long term.

Net cash provided by operating activities

Net cash provided by operating activities decreased by 353 million euros in 2004 to 1,736 million euros. This compares to 2,089 million euros in 2003 and 1,791 million euros in 2002. The decrease arose from additional working capital requirements of 377 million euros between December 31, 2003 and December 31, 2004, as opposed to a reduction of working capital requirements of 290 million euros between December 31, 2002 and December 31, 2003. Between December 31, 2003 and December 31, 2004, the increase in working capital needs was primarily due to the absence of any securization activity at year-end 2004 in North America and to a net increase of other receivables over other payables related to the payment of acquisitions and divestitures. Excluding working capital variations, net cash provided by operating activities rose strongly by 17.5%.

Net cash used in investing activities

Funds used in investing activities amounted to 893 million euros in 2004 (compared to 673 million euros and 774 million euros in 2003 and 2002, respectively). Investing activities is comprised of investment in consolidated companies, investment in non-consolidated companies, disposals, capital expenditures and the net variation in long-term receivables.

In 2004, investment in consolidated companies amounted to 309 million euros, including cash acquired. The most significant acquisitions included (amounts are converted using the average yearly exchange rates):

•	The acquisition for 57 million euros of an additional 10.2% stake in Lafarge Halla Cement, in South Korea. Cash acquired amounted to 41 million euros and debt acquired amounted to 54 million euros;

•	The acquisition of the cement and concrete operations of The Concrete Company of Columbus, Georgia, United States for 87 million euros;

•	The acquisition of Hupfer Holdings for 69 million euros with operations in France and Switzerland in aggregates activities;

•	The acquisition for 34 million euros of an additional 14% stake in the holding company Lafarge Gypsum in Asia which controls our gypsum operations in Asia.

Back to Contents

Investment in non-consolidated companies includes investments accounted for using the cost method. In 2004, these investments amounted to 111 million euros and included the acquisition on December 29, 2004 of Cementos Selva Alegre for 98 million euros (Ecuador) which will be consolidated starting January 1st, 2005.

Our disposals in 2004 amounted to 574 million euros. The most significant disposals included:

•	The disposal of our 40.9% stake in Cementos Molins in Spain for 265 million euros.

•	The disposal of our 40% stake in Carmeuse North America BV for 98 million euros.

Capital expenditures totaled 1,133 million euros in 2004, compared to 864 million euros in 2003 and 1,149 million euros in 2002. Of these capital expenditures 56% were in the Cement Division, 25% were in the Aggregates & Concrete Division, 11% were in the Roofing Division, 4% were in the Gypsum Division and 4% were for holdings and other activities.

Our capital expenditures for the ongoing upgrading and modernization of our existing facilities totaled 783 million euros in 2004, compared to 536 million euros in 2003 and 704 million euros in 2002. In 2004, 51% of these capital expenditures were in the Cement Division, 28% were for Aggregates & Concrete, 10% were for Roofing, 5% were for Gypsum, with the rest for holding companies and other activities.

In 2004, we also invested 350 million euros in capital expenditures for additional production capacity, including major projects such as:

•	the second line in Chongqing, China, for 15 million euros;

•	the new plant in Bangladesh, for 32 million euros;

•	the kiln in Tula, Mexico, for 22 million euros;

•	the kiln in Ewekoro, Nigeria, for 10 million euros;

and a variety of smaller projects which amounted to 149 million euros in cement, 63 million euros in aggregates and concrete, 48 million euros in roofing and 11 million euros in gypsum.

Long-term receivables, which include, in particular, prepaid pension assets, subordinated deposits for our securitization agreements and loans to our equity affiliates and to companies consolidated proportionately decreased by 86 million euros.

Net cash (used in) provided by financing activities

Net cash used in financing activities (in particular debt reimbursement) amounted to 793 million euros in 2004 (compared to cash used in financing activities of respectively 866 million euros and 926 million euros in 2003 and 2002).

We emphasize diversification of funding sources. In general, we meet our long-term financing needs through bond issuances and the use of long-term instruments such as our Euro Medium-Term Note program and bank loans. We currently have a Euro Medium-Term Notes program with a maximum available amount of 7,000 million euros, with approximately 2,790 million euros of debt outstanding at December 31, 2004. In addition, we issued the following debt securities in 2004, 2003, 2002:

•	On July 16, 2004, 612 million euros of bonds in partial exchange for outstanding bonds with 2008 maturity. The new bonds bear a fixed interest rate of 5% with a 10-year maturity;

•	On December 4, 2003, 500 million euros in partial exchange for existing bonds with maturities ranging from 2005 to 2007. The new bonds bear a fixed interest rate of 5.448% with a 10-year maturity;

•	On November 29, 2002, 200 million in British pound bonds bearing a fixed interest rate of 6.625% with a 15-year maturity.

In 2004, two bond issues totaling 652 million euros were reimbursed at maturity (respectively 152 million euros in April 2004 and 500 million euros in July 2004).

Back to Contents

Short-term needs are mainly met through the issuance of domestic commercial paper as well as the use of credit lines. We currently have two commercial paper programs:

•	A euro denominated Commercial Paper program, with a maximum available amount of 3,000 million euros. At the end of 2004, 494 million euros of commercial paper were outstanding under this program;

•
A U.S. dollar denominated Commercial Paper program, set up by our subsidiary Lafarge North America Inc., for a maximum amount of 300 million dollars (220 million euros). At year end 2004, there were 90 million dollars (66 million euros) of commercial paper outstanding under this program.

We also maintain committed long-and-medium-term credit lines with various banks at the parent and subsidiary level to ensure the availability of funding on an as-needed basis. At December 31, 2004, these committed credit lines on a consolidated basis amounted to 3,802 million euros (compared to approximately 3,400 million euros and 4,000 million euros, respectively, at December 31, 2003 and 2002). Of this amount, 3,682 million euros were available at December 31, 2004 (compared to approximately 3,380 million and 3,800 million respectively, at December 31, 2003 and 2002). The average maturity of these credit facilities was approximately 3.5 years at the end of 2004 versus 3.6 years at the end of 2003. The stabilization in the maturity of our credit facilities reflects the signing during 2004 of a 1,850 million euro syndicated credit facility with a 5-year maturity.

We have also increased our equity over the last three years. In July 2003 we raised 1,305 million euros (1,262 million euros net of issuance expenses), through the issuance of 31,831,528 new shares at a price of 41 euros a share in a 4 for 17 underwritten rights offering to our shareholders. In 2002, 2003 and 2004, we also raised a total of 460 million euros, through the issuance of 7,275,010 shares, as a result of the exercise by shareholders of their option to reinvest their dividends in shares.

Because we use external sources to finance a significant portion of our capital requirements, our access to global sources of financing is important. The cost and availability of unsecured financing are generally dependent on our short term and long-term credit rating. Factors that are significant in the determination of our credit ratings or that otherwise could affect our ability to raise short-term and long-term financing include: our level and volatility of earnings, our relative positions in the markets in which we operate, our global and product diversification, our risk management policies, and our financial ratios such as net debt to total equity and cash flow from operations to net debt. We expect credit rating agencies will focus, in particular, on our ability to generate sufficient operating cash flows to provide for the repayment and possibly for future reductions in our debt. A deterioration in any of the previously mentioned factors or combination of these factors may lead rating agencies to downgrade our credit ratings, thereby increasing our costs in obtaining unsecured financing. See “Item 3. Risk Factors”. Conversely, an improvement of these factors may lead rating agencies to upgrade our credit ratings.

As of the date of filing of this report, the credit ratings for our short and long-term debt were as follows:

	Short-term	Long-term

Standard & Poor’s	A-2	BBB (stable)
Moody’s	NR	Baa2 (stable)

Level of debt at December 31, 2004 and related covenants

Our senior management establishes our overall funding policies. The intent of these policies is to ensure our capability to meet our obligations by maintaining a strong financial structure. This policy takes into consideration, our expectations on the required level of leverage, coverage ratios, the average maturity of debt, and the acceptable sensitivity of our results to interest rate fluctuations. These targets are monitored on a regular basis. As a consequence of this policy a significant portion of our debt is issued on a long-term basis. Most of this debt has been raised at fixed rates or has been converted into fixed rates using interest rate derivatives. We constantly maintain a significant amount of unused long-term committed credit lines.

We are subject to limited foreign exchange risks as a result of our subsidiaries’ transactions in currencies other than their operating currencies. Our general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency. We, however, promote the investment of excess cash

Back to Contents

balances in U.S. dollars or euros in emerging markets. Typically, a portion of our subsidiaries’ debt funding is borrowed in euros at the parent company level then converted into foreign currencies through currency swaps.

At December 31, 2004, our total debt amounted to 8,152 million euros (compared to 8,695 million euros and to 11,325 million euros respectively, in 2003 and 2002). At the end of 2004, we reclassified 600 million euros of short-term debt (89 million euros and 1,664 million euros respectively at the end of 2003 and 2002) into long-term debt, on the basis of our ability to refinance this obligation using the available funding provided by medium and long-term committed credit lines. Long-term debt (excluding current portion) totaled 6,948 million euros compared with 7,370 million euros and 10,271 million euros respectively, at year-end 2003 and year-end 2002. Approximately 35% of the 2004 long-term debt (excluding current portion) will mature after 2009. Long-term debt largely comprises fixed rate debt (after taking into account interest rate swaps). Most of this debt is denominated in euros, partially converted into foreign currencies through currency swaps (see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Notes 23 and 24 to our consolidated financial statements for further discussion of our financial debt).

Our net financial debt totaled 6,499 million euros at December 31, 2004 (7,061 million euros and 10,216 million euros at December 31, 2003 and 2002 respectively). Our cash and cash equivalents amounted to 1,653 million euros at year-end and are mainly denominated in euros, U.S. dollars and Canadian dollars. At December 31, 2004, the average interest rate on our debt was 5.3% compared to 5.8% and 5.2% at December 31, 2003 and 2002, respectively.

Our net-debt-to-equity ratio stood at 59% at December 31, 2004 (compared to 67% and 110% at December 31, 2003 and 2002 respectively). Our cash flow from operations to net debt ratio increased from 25.5% at December 31, 2003 to 32.5% at December 31, 2004. For a reconciliation of our net debt, see “Item 5. Reconciliation of non-GAAP Financial Measures Utilized — Net Debt — Total Equity and Cashflow from Operations”.

At December 31, 2004, our short-term debt (including the current portion of long-term debt) amounted to 1,204 million euros. We are subject to fluctuation of our short-term debt due to the significant seasonality of our operations. We usually experience a slowdown in building activity during winter season in our principal markets in Western Europe and North America, while working capital requirements tend to increase during the first semester.

Some of our loan agreements contain restrictions on the ability of subsidiaries to transfer funds to the parent company in certain specific situations. The nature of these restrictions can be either regulatory, when the transfers of funds are subject to approval of local authorities, or contractual, when the loan agreements include restrictive provisions such as negative covenants on the payment of dividends. However, we do not believe that any of these covenants or restrictions will have any material impact on our ability to meet our obligations. See “Item 3. Risk Factors.”

As at December 31, 2004, certain of our subsidiaries had financing contracts with provisions requiring on-going compliance with financial covenants. These subsidiaries are located in Brazil, Great Britain, India, Malaysia, Philippines, United States, Vietnam and South Africa, and the debt associated with such covenants represented approximately 6% of the Group’s total debt. Given the dispersal of these contracts among various subsidiaries and the quality of the Group’s liquidity protection through its access to committed credit facilities, we believe that such covenants do not have a material impact on the Group financial situation. See Note 23 (e) to our consolidated financial statements.

Cash surpluses

We do not operate a full worldwide centralized cash management program, and each unit within the Group manages its own cash surpluses in accordance with policies set by senior management, including a provision to maximize cash recycling within the Group. In order to ensure that cash surpluses are used efficiently we have adopted in a number of cases cash pooling structures on a country-by-country basis. Moreover, with the introduction of the euro, we have established a centralized cash management process for most of the euro-zone countries.

Back to Contents

As a general policy, cash surpluses are to be invested in liquid short-term instruments with at least two-thirds of any cash surplus being invested in instruments with a maturity of less than 3 months.

Effect of currency fluctuations on our results and balance sheet

We publish our consolidated financial statements in euros. In 2004, approximately 30% of our sales were realized in euro-zone countries. The principal portion of our assets, liabilities, sales and earnings are denominated in currencies other than the euro, particularly the U.S. dollar and U.S. dollar-influenced currencies, such as certain South American and Asian currencies as well as the British pound. As a result, we are exposed to fluctuations in the values of such currencies against the euro, with respect to the translation into euros of amounts to be reflected in our consolidated financial statements. See “Item 11. Quantitative And Qualitative Disclosures About Market Risk — Foreign Currency Risk”.

Disclosure about contractual and contingent commitments including tabular disclosure

The following table sets forth an estimate of our exposure to significant contractual obligations with respect to repayment of debt, payments under capital lease obligations and operating leases, exercisable purchase obligations held by third party shareholders and other purchase obligations and payments under other commitments.

	Payment due per period			At December 31,
	Less than 1 year	1-5 years	More than 5 years	2004	2003	2002

	(in million €)
Debt (1)	1,204	4,492	2,456	8,152	8,695	11,325
Of which Capital lease obligations	5	10	19	34	32	14
Operating leases	145	335	244	724	723	735
Capital expenditures and other purchase obligations	491	296	191	978	782	613
Other commitments	75	114	30	219	92	138
TOTAL	1,915	5,237	2,921	10,073	10,292	12,811

(1)	Excludes accrued interest and includes convertible debt. See Note 23(a) to our consolidated financial statements.

We expect to have the ability to refinance our debt obligations as they fall due. Our short-term debt commitments due in 2005 amounted to 1,204 million euros at December 31, 2004 (including the current portion of long-term debt).

Capital expenditures and other purchase commitments amounted to 978 million euros at December 31, 2004 (compared to 782 million euros and 613 million euros at December 31, 2003 and 2002 respectively). For more information about expected capital expenditures, please see the subsections entitled “Capital Expenditures” in the description of each of our Divisions in “Item 4. Information on Lafarge”.

As part of the acquisition process of certain entities, we have granted third party shareholders the option to require us to purchase their shares at a predetermined price, according to fair market value. These shareholders are either international institutions, such as the European Bank for Reconstruction and Development, or private investors, which are essentially financial or industrial investors or the former shareholders of the relevant companies. In the event these shareholders exercise these options, our percentage ownership interest in the relevant company would increase. Assuming that all of these options were exercised, the purchase price to be paid by the Group, including net debt acquired, would amount to 328 million euros as of December 31, 2004. Based upon the terms of these agreements, a portion of the total amount could be exercised in 2005 and 2006 for 215 million euros and 39 million euros, respectively. The residual 74 million euros can be exercised commencing in 2007.

Subsequent to the 2004 closing of our financial statements, we purchased minority interests held by State of Wisconsin Investment Board (“SWIB”) in our cement activities in South Korea, India and Japan, in accordance with the partnership agreements concluded five years ago. The transaction worth $141million (104 million euros) included a 20.3% stake in Lafarge Halla Cement in South Korea, taking our total stake to 71.5%, a 23.6% stake in Lafarge India Private Ltd, taking our total stake to 94.4% and a 43% stake in

Back to Contents

Lafarge Japan Holdings, taking our total stake to 100%. Lafarge Japan Holdings owns 39.4% of Lafarge Aso Cement Ltd. After taking this acquisition into consideration and assuming that all of the options were exercised, the purchase price to be paid by the company, including net debt acquired, would amount to 224 million euros of which 111 million euros would be payable pursuant to options exercisable in 2005.

We do not expect all of these options to be exercised as soon as they become exercisable. Some of these options have expiry dates. It is likely that those options will be exercised by such dates.

At December 31, 2004, we had outstanding collateral and other guarantees amounting to 659 million euros, comprised of 5 million euros of pledged assets and other assets, 446 million euros of mortgages over property and 208 million euros of other guarantees provided.

Finally, the Group has granted indemnification commitments in relation to disposals of assets. Its exposure under these commitments is considered remote. The total amount of capped indemnification commitments still in force at December 31, 2004 was 369 million euros.

Off Balance sheet arrangements

We have no commitments or contingent liabilities which meet the definition of off-balance sheet arrangements under Item 5 of Form 20-F.

Derivative instruments

Our policy is in general to use derivative instruments to hedge against our exposure to exchange rates, interest rates, and from time to time commodity risks. With the prior authorization of our senior management, we have occasionally entered into agreements to reduce our or another party’s exposure to equity risk.

We have defined strict policies and procedures to measure, manage and monitor our market risk exposures. Our policies do not permit any speculative market position. We have instituted management rules based on a segregation of operations, financial and administrative control and risk measurement. We have also instituted, for all operations managed at corporate level, an integrated system that permits real time monitoring of hedging strategies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”, and Note 24 of our consolidated financial statements.

Discussion of differences in Operating income under French GAAP and U.S. GAAP

We prepare our financial statements in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP, as discussed in Note 30 to Note 33 to the consolidated financial statements. The individual differences discussed in Notes 30 and 31 describe the main adjustments to the French GAAP consolidated financial statements.

Reclassification between French GAAP and U.S. GAAP of fully consolidated and proportionately consolidated entities

We account for various entities as either proportionately consolidated or fully consolidated for purposes of French GAAP and as equity method investees for U.S. GAAP. The statement of income and balance sheet effects of these and other U.S. GAAP reclassifications and adjustments are included in the condensed U.S. GAAP financial statements presented in Note 31 to the consolidated financial statements.

If the above noted entities were accounted for under the equity method in our French GAAP financial statements, we would have reported revenues of 13,371 million euros (1,065 million euros less than under French GAAP) for the year ended December 31, 2004, 12,468 million euros (1,190 million euros less than under French GAAP) for the year ended December 31, 2003 and 13,406 million euros (1,204 million euros less than under French GAAP) for the year ended December 31, 2002.

Our operating income after reflecting our proportionately consolidated and fully consolidated entities as equity method investees would have been 1,784 million euros (171 million euros less than under French GAAP), 1,835 million euros (221 million euros less than under French GAAP) and 1,624 million euros (199 million euros less than under French GAAP) for the years ended December 31, 2004, 2003 and 2002, respectively.

Back to Contents

Adjustments on operating income related to differences in accounting principles between French GAAP and U.S. GAAP

The variation between French and U.S. GAAP operating income, apart from the effect of the proportionately consolidated and fully consolidated entities discussed above was primarily due to the following items:

Adjustments related to differences in accounting for business combinations under French GAAP and U.S. GAAP

We present the impact of negative goodwill amortization as non-operating in French GAAP, whereas under U.S. GAAP, negative goodwill is offset against long-lived assets, which in turn impacts depreciation expense recorded as operating expense. The impact of this adjustment is an increase in operating income of 20 million euros, 20 million euros and 23 million euros, for the years ended December 31, 2004, 2003 and 2002 respectively.

Adjustments resulting from accounting for stock based compensation and employee stock plans under U.S. GAAP

We do not record compensation expense under French GAAP for our employee stock compensation plans. Under U.S. GAAP we record the change in intrinsic value for the period as compensation expense or recovery of prior period expense. Besides, under French GAAP, no compensation expense is recorded for the discount offered on shares to employees, related to the plan “Lafarge in Action”. Under U.S. GAAP, such discount must be recorded as compensation expense pursuant to APB 25 with a corresponding increase in additional paid-in capital. The effect upon operating income under U.S. GAAP was a decrease of 2 million euros, a decrease of 2 million euros and an increase of 35 million euros, for the years ended December 31, 2004, 2003 and 2002 respectively.

Adjustments related to differences in accounting for restructuring provisions under French GAAP and U.S. GAAP

Differences between French and U.S. GAAP with respect to accounting for restructuring provisions results in a decrease to French GAAP operating income of 4 million euros, 7 million euros and 87 million euros, for the years ended December 31, 2004, 2003 and 2002 respectively.

Adjustments related to differences in accounting for derivative instruments under French GAAP and U.S. GAAP

French GAAP does not require the recognition of the fair value of derivatives instruments in the financial statements. Under U.S. GAAP, derivative instruments are marked to market. As a result of the application of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, we recorded as an increase of the operating income 12 million euros and 17 million euros, for the years ended December 31, 2004 and 2003 respectively, which relate to the fair value of embedded derivatives on forward purchase contracts for electricity.

Other adjustments between French GAAP and U.S. GAAP

The net impact on operating income of other adjustments is an increase of 1 million euros, a decrease of 9 million euros and a decrease of 15 million euros, for the years ended December 31, 2004, 2003 and 2002 respectively.

Summary

Our operating income under U.S. GAAP taking into consideration the above effects, totaled 1,811 million euros (144 million euros lower than under French GAAP), 1,854 million euros (202 million euros lower than under French GAAP), 1,580 million euros (243 million euros lower than under French GAAP), for the years ended December 31, 2004, 2003 and 2002, respectively.

Back to Contents

Forward Looking Discussion of Available Trend Information

We are confident that most of our markets should continue to show favorable trends, in both volumes and pricing, in 2005.

In Cement, we are confident that these favorable trends will continue in most of our markets in 2005, with clearly once again the benefit of our well-spread and well-balanced geographical portfolio being key to sustained organic growth. We expect in Western Europe markets to remain broadly stable, with the exception of post Olympic Greece and Germany where the construction market looks like it is entering a further year of weakness. However, we believe that cement prices should continue to improve progressively in Germany. Elsewhere pricing conditions should remain favorable across the region with price increases being implemented in most countries during the first quarter. With regard to North America, the level of demand in 2004 was high and weather conditions favorable and following a strong year-end, we expect a continuation of solid demand and positive pricing trends. Around the rest of the world we expect the good levels of growth to continue in 2005. The only countries of concern will continue to be Brazil where the difficult competitive environment will bring further pressure on prices, and South Korea where difficult market conditions should remain in 2005.

For Aggregates and Concrete, we expect to see further growth overall in 2005, with good pricing trends continuing in most of our markets.

In Roofing, many markets with the exception of Germany are expected to show favorable market trends, with further growth in the share of roofing components.

In Gypsum, 2005 should bring another year of sustained growth and well oriented prices overall.

As far as costs are concerned, after the record increases of 2004, we expect our energy and ocean freight costs to increase again in 2005. Both solid fuel and ocean freight markets should remain strong in 2005 as the consequence of the Chinese economic boom. Diesel and gas oil 2005 prices should also stay at high level. As in previous years, risk management policies and performance programs should help to mitigate the impact of these increases.

With respect to income taxes, our majority owned subsidiary Lafarge North America Inc. has announced that it will take advantage of new legislation reducing among other things the tax rate on foreign earnings repatriated to the United States, and intends to repatriate in 2005 around 1 billion U.S. dollars in cash from Canada to the United Sates. This money represents accumulated after-tax earnings associated with normal operations in Canada. Lafarge North America Inc. will record a one-time charge associated with the repatriation of between $100 million to $120 million during the first quarter of 2005. This adverse effect should however be compensated at Group level by the favorable tax effect resulting from asset re-evaluation allowed in some countries and certain tax efficient restructurings.

The paragraphs above contain forward-looking statements regarding, among other matters, our expectations for future volume and pricing trends, demand for our products and other market developments, energy and ocean freight costs and the tax consequences of anticipated asset re-evaluations allowed in some countries and tax restructurings. These forward-looking statements reflect management’s estimates and beliefs based on currently available information and historical trends. However, actual results may differ significantly from the expectations expressed. Our business and financial results are exposed to the cyclical activity of the construction sector, the effects of weather and other climactic conditions, competition, developments in emerging markets and other risks and uncertainties described under Item 3. Key Information — Risk Factors.

Back to Contents

TRANSITION TO IFRS (1)

European Regulation nº 1606/2002 issued July 19, 2002, requires all European companies listed on a regulated market to use International Accounting Standards endorsed at the European level (IAS or IFRS (1) standards) to prepare their consolidated financial statements, effective 2005. Accordingly, the 2005 consolidated financial statements of the Group will be prepared in accordance with this set of standards, which requires 2004 comparative data to be presented on the same basis.

In order to provide this comparative data, the Group established an opening balance sheet as of January 1, 2004, the starting date for application of the IFRS standards as published as of March 31, 2004. The effects of the transition are recorded in the opening IFRS equity.

In accordance with the recommendation issued by the AMF related to the guidance regarding the transition to IFRS, Lafarge decided to present the quantitative impacts of the transition on its 2004 financial statements in this document.

Nevertheless, the Group could have to review some accounting treatments used for the purpose of this publication if the IASB was to publish new positions on existing standards until the Group’s first IFRS publication (2005’ interim reporting). Such positions would concern a very limited number of issues.

The information enclosed has been examined by the Board of Directors on February 23, 2005. Our auditors have audited the IFRS accompanying financial statements and related narrative disclosures and have issued an unqualified opinion on this information in their Special Purpose Auditor’s report on this preliminary IFRS financial information.

Basis for preparation of Group’s first IFRS financial statements

For the purpose of the transition to IFRS the Group elected an early application for part of the standards issued as at end of March 2004 as detailed:

•	Revised IAS 32 & IAS 39, Financial Instruments: for the purpose of the transition the Group applies these revised standards starting January 1, 2004;

•	IFRS 2, Share Based Payments: the Group applies this standard starting January 1, 2004 to instruments granted after November 7, 2002 and not vested as at January 1, 2004;

•	IFRS 3, Business Combinations, revised IAS 36, Impairment of assets and revised IAS 38, Intangible assets: the Group applies these standards starting January 1, 2004.

Exemptions from other IFRSs

IFRS 1, First-time adoption of International Financial and Reporting Standards allows First Time adopters to elect to use exemptions from other IFRSs (mainly to avoid retrospective application of some standards). The Group examined the treatments available and elected to use the following exemptions:

(a)	Business Combinations

Business Combinations prior to January 1, 2004 are not restated retrospectively for compliance with IFRS 3. For information, the Group has applied the purchase method to all its business combinations since January 1, 1989.

(b)	Employee Benefits

For all gains and losses arising from a change in actuarial assumptions for pension commitments measurement subsequent to January 1, 2004, the Group will maintain the current “corridor” accounting method. Furthermore, the Group used the exemption permitted by IFRS 1 to include all actuarial differences not recognized as of December 31, 2003 in equity as of January 1, 2004. Quantitative impacts of this election are presented in the reconciliation note below (see Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards — 1.).

(1)	International Financial Reporting Standards (“IFRS”) is the new label of IAS effective May 2002.

Back to Contents

(c)	Cumulative translation differences

The Group elected to “reset to zero” previous cumulative translation differences arising from translation into euros of foreign subsidiaries’ financial statements denominated in foreign currency. Quantitative impacts of this election are presented in the reconciliation note below (see Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards — 5.(a)).

The Group did not elect to use other exemptions available. Among other, the Group has elected to not adopt the option which consists in measuring at their fair value some tangible or intangible assets in the opening balance sheet.

Impact of the transition on the consolidated Financial Statements

The following is a summary reconciliation of Shareholders’ equity and Net income as reported under French GAAP to Shareholders’ equity and Net income as adjusted for the effects of the application of International Accounting Standards starting January 1, 2004.

			January 1, 2004	Net income 2004	Other 2004	Transl adjustment 2004	December 31, 2004
Shareholders’ equity as reported	Note		8,185	868	(166)	(410)	8,477
Pension and other employee benefits	1.		(1,234)	83	(5)	16	(1,140)
Investments available for sale	2.(c	)	(44)	—	9	—	(35)
Compound instruments	2.(a	)	58	(27)	—	—	31
Derivative instruments	2.(b	)	(79)	4	61	(1)	(15)
Treasury shares	2.(f	)	(64)	—	2	—	(62)
Effective interest method on debts	2.(f	)	2	4	—	—	6
Goodwill depreciation & impairment	3.(a	)	—	117	(2)	(4)	111
Business combinations	3.		—	—	1	—	1
Share based payments	4.		—	(15)	15	—	—
Disposal of investments	5.(a	)	—	50	2	(52)	—
Goodwill related to the acquisition of foreign subsidiaries	5.(b	)	(289)	—	—	289	—
Deferred tax hyperinflation Turkey	6.(b	)	(9)	1	—	1	(7)
Deferred charges	7.(a	)	(12)	3	—	—	(9)
Investment subsidies	7.(b	)	(26)	2	—	—	(24)
Provision for unrealized foreign exchange losses	7.(e	)	(28)	1	—	2	(25)
Severe currency devaluations capitalized	7.(f	)	(7)	—	—	(1)	(8)
Total IAS adjustments before income tax and minority interests	—		(1,732)	223	83	250	(1,176)
Tax effect of the above IAS adjustments	—		439	(21)	(22)	(10)	386

Minority Interests	—		132	(24)	(1)	(12)	95
Shareholders’ equity according to IFRS	—		7,024	1,046	(106)	(182)	7,782

A summary reconciliation of the Group’s Consolidated financial statements as reported under French GAAP to its Consolidated financial statements under IFRSs are presented for:

(i)	Consolidated Balance sheet as at the date of transition to IFRS, that is January 1, 2004;

(ii)	Consolidated Balance sheet as at the end of December 2004; and

(iii)	Consolidated Income Statement for the year ended December 31, 2004.

Narrative disclosures are presented after this reconciliation (Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards).

Back to Contents

(i)	Summary reconciliation of Balance Sheets

		At January 1, 2004
		French GAAP under IFRS format	IAS 19 Employee benefits	IAS 32&39 Financial Instruments	IFRS 3 Business Combinations, IAS 36 & 38	IAS 21 Effects of Changes in For. Ex. Rates	IAS 12 Income Taxes	Others	Total impact of transition to IFRS	Restated under IFRS
Narrative disclosure reference			(1)	(2)	(3)	(5)	(6)	(7)

		(in million €)
Non-current assets		19,048	(561)	(134)	—	(289)	251	(160)	(893)	18,155
Goodwill		4,149	—	13	2,421	(271)	—	(233)	1,930	6,079
Intangible assets		2,823	—	—	(2,421)	—	—	(102)	(2,523)	300
Property, plant and equipment		10,402	—	—	—	—	—	(96)	(96)	10,306
Investment in associates		383	—	—	—	(18)	—	234	216	599
Other financial assets	(a)	730	—	(147)	—	—	—	1	(146)	584
Pension asset	(a)	561	(561)	—	—	—	—	—	(561)	—
Deferred income tax asset, net		—	—	—	—	—	251	—	251	251
Restricted cash		—	—	—	—	—	—	36	36	36
Current assets		5,787	—	183	—	—	—	(64)	119	5,906
Inventories		1,422	—	—	—	—	—	—	—	1,422
Trade receivables		1,754	—	351	—	—	—	—	351	2,105
Other receivables		977	—	(243)	—	—	—	(28)	(271)	706
Derivative instruments		—	—	146	—	—	—	—	146	146
Cash and cash equivalents		1,634	—	(71)	—	—	—	(36)	(107)	1,527
TOTAL ASSETS		24,835	(561)	49	—	(289)	251	(224)	(774)	24,061
Capital and reserves		—	—	—	—	—	—	—	—	—
Common stock		669	—	—	—	—	—	—	—	669
Additional paid-in-capital		5,798	—	—	—	—	—	—	—	5,798
Treasury shares	(b)	(33)	—	(71)	—	—	—	—	(71)	(104)
Retained earnings	(b)	4,086	(1,036)	(41)	—	(2,614)	352	(72)	(3,411)	675
Other reserves		—	—	(20)	—	—	6	—	(14)	(14)
Foreign currency translation		(2,335)	—	—	—	2,335	—	—	2,335	—
Shareholders’ equity		8,185	(1,036)	(132)	—	(279)	358	(72)	(1,161)	7,024
Minority interests		2,191	(198)	(204)	—	(10)	72	(1)	(341)	1,850
Other equity		118	—	—	—	—	—	(118)	(118)	—
Total equity		10,494	(1,234)	(336)	—	(289)	430	(191)	(1,620)	8,874
Non-current liabilities		9,859	673	18	—	—	(179)	(33)	479	10,338
Deferred income tax liability		870	—	—	—	—	(179)	1	(178)	692
Pensions and other employee benefits provisions	(c)	622	673	—	—	—	—	1	674	1,296
Other provisions	(c)	997	—	(86)	—	—	—	(1)	(87)	910
Long-term debt		7,370	—	8	—	—	—	(34)	(26)	7,344
Derivative instruments		—	—	96	—	—	—	—	96	96
Put options on shares of subsidiaries		—	—	222	—	—	—	—	222	222
Current liabilities		4,482	—	145	—	—	—	—	145	4,627
Pensions and other employee benefits provisions, current portion	(c)	117	—	—	—	—	—	—	—	117
Other provisions, current portion	(c)	121	—	—	—	—	—	—	—	121
Trade payables		1,234	—	—	—	—	—	—	—	1,234
Other payables	(d)	1,560	—	(120)	—	—	—	—	(120)	1,440
Income tax payable	(d)	125	—	—	—	—	—	—	—	125
ST debt & current portion of LT debt	(e)	1,325	—	248	—	—	—	—	248	1,573
Derivative instruments		—	—	17	—	—	—	—	17	17
TOTAL EQUITY AND LIABILITIES		24,835	(561)	49	—	(289)	251	(224)	(774)	24,061
Reclassifications between French GAAP published Balance sheet and French GAAP balances presented under the IFRS format may be summarized as follows :
(a)
Lines “Other Investments” (481 million euros) and “Other LT assets” (810 million euros) have been merged in line “Other financial assets” except for the pension prepaid asset (561 million euros) that is presented under IFRS on a separate line

(b)
Treasury shares that are deducted from equity under French GAAP were presented within “Retained earnings” in the French GAAP Balance Sheet. They are isolated in the IFRS format on the line “Treasury shares”

(c)
“Provisions” (1,857 million euros) have been split between “Pension & other employee benefits provision” (739 million euros) and “Other provisions” (1,118 million euros) and the part that will be reversed within twelve months is presented in the Current liabilities section (117 million euros for Pension & Other Employment Benefit provision and 121 million euros for Other Provisions)

(d)	“Income Tax Payable” (125 million euros) is shown separately from “Other Payables” in the IFRS format
(e)	French GAAP “Current portion of LT debt” (985 million euros) and “Short-term bank borrowings” (340 million euros) have been merged into IFRS line “ST debt & current portion of LT debt”

Back to Contents

(i)	Summary reconciliation of Balance Sheets

		At December 31, 2004
		French GAAP under IFRS format	IAS 19 Employee benefits	IAS 32&39 Financial Instruments	IFRS 3 Business Combinations, IAS 36 & 38	IFRS 2 Share Based Payments	IAS 21 Effects of Changes in For. Ex. Rates	IAS 12 Income Taxes	Others	Total impact of transition to IFRS	Restated under IFRS
Narrative disclosure reference			(1)	(2)	(3)	(4)	(5)	(6)	(7)

		(in million €)
Non-current assets		18,653	(573)	(28)	112	—	—	280	(203)	(412)	18,241
Goodwill		3,718	—	34	2,377	—	—	—	(131)	2,280	5,998
Intangible assets		2,760	—	—	(2,270)	—	—	—	(182)	(2,452)	308
Property, plant and equipment		10,641	—	—	—	—	—	—	(54)	(54)	10,587
Investment in associates		236	—	—	5	—	—	—	131	136	372
Other financial assets	(a)	722	—	(62)	—	—	—	—	(1)	(63)	659
Pension asset	(a)	576	(573)	—	—	—	—	—	—	(573)	3
Deferred income tax asset, net		—	—	—	—	—	—	280	—	280	280
Restricted cash		—	—	—	—	—	—	—	34	34	34
Current assets		6,119	—	198	—	—	—	—	(58)	140	6,259
Inventories		1,509	—	—	—	—	—	—	—	—	1,509
Trade receivables		2,054	—	210	—	—	—	—	—	210	2,264
Other receivables		903	—	(152)	—	—	—	—	(24)	(176)	727
Derivative instruments		—	—	209	—	—	—	—	—	209	209
Cash and cash equivalents		1,653	—	(69)	—	—	—	—	(34)	(103)	1,550
TOTAL ASSETS		24,772	(573)	170	112	—	—	280	(261)	(272)	24,500
Capital and reserves
Common stock		684	—	—	—	—	—	—	—	—	684
Additional paid-in-capital		6,000	—	—	—	13	—	—	—	13	6,013
Treasury shares	(b)	(33)	—	(69)	—	—	—	—	—	(69)	(102)
Retained earnings	(b)	4,571	(979)	(67)	105	(13)	(2,559)	346	(67)	(3,234)	1,337
Other reserves		—	—	51	—	—	—	(19)	—	32	32
Foreign currency translation		(2,745)	16	(1)	(3)	—	2,559	(9)	1	2,563	(182)
Shareholders’ equity		8,477	(963)	(86)	102	—	—	318	(66)	(695)	7,782
Minority interests		2,479	(177)	(254)	10	—	—	61	—	(360)	2,119
Other equity		116	—	—	—	—	—	—	(116)	(116)	—
Total equity		11,072	(1,140)	(340)	112	—	—	379	(182)	(1,171)	9,901
Non-current liabilities		9,370	567	15	—	—	—	(99)	(79)	404	9,774
Deferred income tax liability		731	—	—	—	—	—	(99)	—	(99)	632
Pensions and other employee benefits provisions	(c)	667	567	—	—	—	—	—	—	567	1,234
Other provisions	(c)	1,024	—	(104)	—	—	—	—	—	(104)	920
Long-term debt		6,948	—	90	—	—	—	—	(79)	11	6,959
Derivative instruments		—	—	29	—	—	—	—	—	29	29
Put options on shares of subsidiaries		—	—	299	—	—	—	—	—	299	299
Current liabilities		4,330	—	196	—	—	—	—	—	196	4,526
Pensions and other employee benefits provisions, current portion	(c)	121	—	—	—	—	—	—	—	—	121
Other provisions, current portion	(c)	118	—	—	—	—	—	—	—	—	118
Trade payables		1,424	—	—	—	—	—	—	—	—	1,424
Other payables	(d)	1,417	—	(30)	—	—	—	—	—	(30)	1,387
Income tax payable	(d)	46	—	—	—	—	—	—	—	—	46
ST debt & current portion of LT debt	(e)	1,204	—	183	—	—	—	—	—	183	1,387
Derivative Instruments		—	—	43	—	—	—	—	—	43	43
TOTAL EQUITY AND LIABILITIES		24,772	(573)	170	112	—	—	280	(261)	(272)	24,500
Reclassifications between French GAAP published Balance sheet and French GAAP balances presented under the IFRS format may be summarized as follows :
(a)
Lines “Other Investments” (560 million euros) and “Other LT assets” (738 million euros) have been merged in line “Other financial assets” except for the pension prepaid asset (576 million euros) that is presented under IFRS on a separate line

(b)
Treasury shares that are deducted from equity under French GAAP were presented within “Retained earnings” in the French GAAP Balance Sheet. They are isolated in the IFRS format on the line “Treasury shares”

(c)
“Provisions” (1,930 million euros) have been split between “Pension & other employee benefits provision” (788 million euros) and “Other provisions” (1,142 million euros) and the part that will be reversed within twelve months is presented in the Current liabilities section (121 million euros for Pension & Other Employment Benefit provision and 118 million euros for Other Provisions)

(d)	“Income Tax Payable” (46 million euros) is shown separately from “Other Payables” in the IFRS format
(e)	French GAAP “Current portion of LT debt” (991 million euros) and “Short-term bank borrowings” (213 million euros) have been merged into IFRS line “ST debt & current portion of LT debt”

Back to Contents

(ii)	Summary reconciliation of Consolidated Income Statements

		For the year ended December 31, 2004
		French GAAP under IFRS format	IAS 19 Employee benefits	IAS 32/39 Financial Instruments	IFRS 3 Business Combinations, IAS 36 & 38	IFRS 2 Share Based Payments	IAS 21 Effects of Changes in For. Ex. Rates	IAS 12 Income Taxes	Others	Total impact of transition to IFRS	Restated under IFRS
Narrative disclosure reference			(1)	(2)	(3)	(4)	(5)	(6)	(7)

	(in million €)
Revenues		14,436	—	—	—	—	—	—	—	—	14,436
Cost of sales	(a)	(10,432)	16	12	—	(3)	—	—	5	30	(10,402)
Selling & administrative expenses	(a)	(1,880)	59	—	—	(12)	—	—	—	47	(1,833)
Operating Margin		2,124	75	12	—	(15)	—	—	5	77	2,201
Gains on disposal, net		41	—	—	—	—	52	—	(2)	50	91
Other operating income (expenses)	(b)	(343)	8	—	117	—	—	—	—	125	(218)
Operating income	(c)	1,822	83	12	117	(15)	52	—	3	252	2,074
Finance (costs) / income		(517)	—	(31)	—	—	—	—	1	(30)	(547)
Income from associates		74	—	—	—	—	—	—	—	—	74
Income before income tax and min. int.		1,379	83	(19)	117	(15)	52	—	4	222	1,601
Income tax		(247)	—	—	—	—	—	(21)	1	(20)	(267)
Income after tax		1,132	83	(19)	117	(15)	52	(21)	5	202	1,334
Minority interests		(264)	(20)	(5)	(10)	2	—	8	1	(24)	(288)
Net income	—	868	63	(24)	107	(13)	52	(13)	6	178	1,046
Reclassifications between French GAAP published Statement of income and French GAAP balances presented under the IFRS format may be summarized as follows :
(a)
The line “Depreciation” presented on the face of the French GAAP Income statement has been allocated to “Cost of Sales” (799 million euros) and “Selling & administrative expenses” in the IFRS format (105 million euros) based on the nature of the underlying assets

(b)
“Goodwill depreciation” is reclassified within the “Operating Income” on the line “Other operating income (expenses)” in the IFRS formats. Most of this depreciation is then reversed as part of IFRS adjustments

(c)	Previously denominated as “Operating income on Ordinary Activities” under French GAAP

Back to Contents

Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards

All figures presented in the narrative disclosures hereafter are before tax and minority interests, unless specified.

1. IAS 19 — Employee benefits

Lafarge has elected to use the option available in IFRS 1 under which any difference existing as at January 1, 2004 between defined benefit plans liabilities and the fair value of dedicated assets can be recognized through equity, except the non vested portion of unrecognized past service costs. The impact of this election is the main source of difference between French GAAP and IFRS financial statements in the area of employee benefits (1,183 million euros negative impact on January 1, 2004 equity, 73 million euros positive impact on 2004 earnings and 1,132 million euros negative impact on December 31, 2004 equity).

Group valuation and accounting principles in respect of pension and other commitments have been almost fully aligned with existing U.S. GAAP in this area (SFAS 87-88, SFAS 106 and SFAS 112) since the group flotation on the New York Stock Exchange (“NYSE”). IAS 19 is the corresponding standard applicable to employee benefits under IAS / IFRS. A limited number of discrepancies between these two sets of standards have been identified. They concern:

•	the valuation of dedicated plans assets (U.S. GAAP authorize the smoothing of the fair value of plans assets over time, whereby IAS 19 requires the use of year end fair value for assets);

•	measurement dates for liabilities and dedicated assets (under U.S. GAAP, valuation dates can be set before year end, whereby IAS 19 requires the use of year end measurement dates);

•	transitional provisions which are specific to each set of standards;

•
the recognition of past / prior service costs (under U.S. GAAP, the effects of plan amendments can be recognized over the average remaining active life of plans participants, whereby IAS 19 requires the immediate recognition, in the profit and loss account, of any effect of plan amendments on benefits already vested);

•
the limitations applicable, under IAS 19 (asset ceiling), to prepaid pension cost amount to be recognized on the employer’s balance sheet in respect of the overfunding of a plan’s liabilities by its dedicated assets, which have no direct equivalent under U.S. GAAP;

•
the allocation method for defined benefit costs over the periods of services rendered by beneficiaries (under certain circumstances, U.S. GAAP allow for an allocation of costs over the entire expected active career of beneficiaries, whereby IAS 19 requires the recognition of these costs over the periods of service over which benefits become vested, occasionally shorter than the entire expected active career);

•
the valuation of death and disability benefits covering active employees (IAS 19 does not require to provide for this type of benefits as long as they do not relate to services rendered by beneficiaries: costs are then expensed as incurred);

•	the valuation of « constructive » obligations which is explicitly required by IAS 19, whereby U.S. GAAP valuation requirements are limited to the obligations in respect of formal benefit plans.

Based on this list of potential discrepancies, Lafarge has carried out, with the support of its actuaries, a specific review of the necessary restatements of the existing U.S. GAAP information in respect of the most significant benefit plans of the Group (95% of group obligations have been covered).

Following this review, the Group has recorded a net decrease in equity as at January 1, 2004 of 51 million euros, an increase in earnings of 10 million euros and a net decrease in equity as at December 31, 2004 of 8 million euros.

The results of this review have been integrated into Group valuation and accounting processes.

Back to Contents

The total impact of the application of IAS 19 revised for the Group is respectively a decrease in equity of 1,234 million euros and 1,140 million euros as at January 1, 2004 and December 31, 2004 and an increase in 2004 earnings of 83 million euros.

2. IAS 32 / 39 — Financial instruments

The impact of the application of IAS 32 / 39 on the Group’s Balance sheets can be summarized as follows:

	At January 1, 2004							At December 31, 2004
	Total impact	OCEANE	Deriv. Instr.	Avail. for sale invest.	Securiti- zation	Put options	Others	Total impact	OCEANE	Deriv. Instr.	Avail. for sale invest.	Securiti- zation	Put options	Others

	(in million €)
Non-current assets	(134)	—	—	(44)	(103)	13	—	(28)	—	—	(35)	(27)	34	—
Goodwill	13	—	—	—	—	13	—	34	—	—	—	—	34	—
Other financial assets	(147)	—	—	(44)	(103)	—	—	(62)	—	—	(35)	(27)	—	—
Current assets	183	—	(97)	—	352	—	(72)	198	—	57	—	210	—	(69)
Trade receivables	351	—	—	—	352	—	(1)	210	—	—	—	210	—	—
Other receivables	(243)	—	(243)	—	—	—	—	(152)	—	(152)	—	—	—	—
Derivative instruments	146	—	146	—	—	—	—	209	—	209	—	—	—	—
Cash and cash equivalents	(71)	—	—	—	—	—	(71)	(69)	—	—	—	—	—	(69)
TOTAL ASSETS	49	—	(97)	(44)	249	13	(72)	170	—	57	(35)	183	34	(69)
Treasury shares	(71)	—	—	—	—	—	(71)	(69)	—	—	—	—	—	(69)
Retained earnings	(41)	(55)	5	—	—	—	9	(67)	(82)	2	—	—	—	13
Other reserves	(20)	113	(89)	(44)	—	—	—	51	113	(27)	(35)	—	—	—
Foreign currency transl.		—	—	—	—	—	—	(1)	—	(1)	—	—	—	—
Shareholders’ equity	(132)	58	(84)	(44)	—	—	(62)	(86)	31	(26)	(35)	—	—	(56)
Minority interests	(204)	—	5	—	—	(209)	—	(254)	—	11	—	—	(265)	—
Total equity	(336)	58	(79)	(44)	—	(209)	(62)	(340)	31	(15)	(35)	—	(265)	(56)
Non-current liabilities	18	(58)	86	—	—	—	(10)	15	(31)	59	—	—	—	(13)
Other provisions	(86)	(69)	(10)	—	—	—	(7)	(104)	(97)	—	—	—	—	(7)
Long-term debt	8	11	—	—	—	—	(3)	90	66	30	—	—	—	(6)
Derivative instruments	96	—	96	—	—	—	—	29	—	29	—	—	—	—
Put opt. on shares of subs.	222	—	—	—	—	222	—	299	—	—	—	—	299	—
Current liabilities	145	—	(104)	—	249	—	—	196	—	13	—	183	—	—
Other payables	(120)	—	(121)	—	—	—	1	(30)	—	(30)	—	—	—	—
ST debt & cur. port of LT debt	248	—	—	—	249	—	(1)	183	—	—	—	183	—	—
Derivative instruments	17	—	17	—	—	—	—	43	—	43	—	—	—	—
TOTAL EQUITY &
LIABILITIES	49	—	(97)	(44)	249	13	(72)	170	—	57	(35)	183	34	(69)

(a)	Compound Instruments : OCEANE

Under IAS 32, Financial Instruments: Disclosure and Presentation, if a financial instrument contains components with characteristics of both liabilities and equity elements, the issuer shall classify the component parts separately according to the definitions for the various considered items. Therefore, a separate presentation of liability and equity created by a single financial instrument is required.

This category includes financial instruments that creates a debt for the issuer and grants an option to its holder to convert it into an equity instrument of the issuer

When the initial carrying amount of a compound instrument is allocated to its equity and liability elements, the equity component is assigned the residual carrying amount after deducting from the instrument as a whole the amount separately determined for the liability component. This liability component is determined by measuring the fair value of a similar liability, without associated equity component.

As at June 29, 2001 the Group issued 10,236,221 bonds convertible into common shares for a total nominal amount of 1,300,000,067 euros, bearing interest at an annual rate of 1.5% (“OCEANEs”). The maturity of this convertible bonds is January 1, 2006.

As part of the transition, the Group calculated retrospectively the liability and equity component of this instrument at inception and determined the liability value that shall be recognized as at January 1, 2004. The equity component that would have been recognized at inception directly in equity amounts to 113 million

Back to Contents

euros. Under the effective interest rate method, the cumulative interest expense that would have been recognized on the liability component as at January 1, 2004 amounts to 181 million euros. Under French GAAP, the Group recorded a cumulative interest expense (including linear amortization for redemption premium and transaction costs) of 126 million euros. The cumulative difference is a decrease in retained earnings of 55 million euros. For the year ended 2004, the Group recorded in its IFRS earnings an additional financial expense amounting to 27 million euros.

The combined effect of the recognition of the equity component and the cumulative difference on financial expenses is respectively an increase of 58 million euros in equity as at January 1, 2004, a decrease of 27 million euros in 2004 earnings and an increase of 31 million euros in equity as at December 31, 2004.

(b)	Derivative Instruments and hedge relationships

Under French GAAP, the fair value of derivative instruments is recorded in the Group’s accounting records when the assets and liabilities of an acquiree are fair valued as the result of a business combination. In all other situations, French GAAP does not require the recognition of the fair value of derivative instruments.

For the purpose of the transition, pursuant to the guidance in revised IAS 39 and IAS 32 that the Group applies starting January 1, 2004 as described in paragraph Basis for preparation of Group’s first IFRS financial statements above, the Group records in its IAS financial statements financial instruments which meet the criteria for recognition as derivatives. Derivative instruments are marked to market and recorded on the balance sheet. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Group designates its derivative based on the criteria established by IAS 39. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivatives gain or loss is initially recognized directly in equity and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For embedded derivatives, the gain or loss is recognized in earnings in the period of the change in fair value.

As a result of the application of hedge accounting pursuant to the guidance included in revised IAS 39, as at January 1, 2004, the Group recorded a net decrease in equity of 79 million euros (of which 84 million euros affects negatively the Shareholders’ equity and 5 million euros positively the Minority interests). As a result, the Group recorded current derivative assets for 146 million euros, non-current derivative liabilities for 96 million euros and current derivative liabilities for 17 million euros.

For the year ended 2004, accounting for the change in fair value of derivatives resulted in an increase recorded directly in equity of 61 million euros and an increase in earnings for the period of 4 million euros. As at end of December 31, 2004, derivative instruments set on the balance sheet of the Group in current assets for an amount of 209 million euros, in non-current liabilities for 29 million euros and in current liabilities for 43 million euros.

(c)	Investments in marketable securities

In accordance with French GAAP, as described in the Notes to the Consolidated Financial Statements, the Group’s policy is to value marketable securities and other equity securities at the lower of historical cost or net realizable value with any resulting unrealized losses recorded in the statement of income. French GAAP does not permit upward adjustments in the value of these securities to reflect their fair market value.

Under revised IAS 39, that the Group applies for the purpose of the transition starting January 1, 2004, investments in marketable securities shall be classified in three categories: trading (securities that are bought and held principally for the purpose of selling them in the near term), held to maturity (securities with fixed or determinable payments and fixed maturity that the Group has a positive intent and ability to hold to maturity), and securities available for sale (all other securities). Most of the marketable debt and equity securities of the Group are classified as available for sale with unrealized gains and losses excluded from

Back to Contents

earnings and reported as a component of Shareholders’ equity (cumulated changes in fair value of financial instruments).

In 2000, the Group acquired 9.99 % of the common shares of the Portuguese cement producer Cimpor for 319 million euros, which represented an average 4.75 per share. In December 2003, the Group purchased an additional 2.65% of the common shares of Cimpor common stock at 4.06 euro per share. The market value of all shares was 348 million euros at December 31, 2003, and 353 million euros at December 31, 2004.

Until 2004, the Group has not recorded an other-than-temporary impairment on this investment as it has the intent and ability to retain its investment for a period of time sufficient for the recovery in market value. The Group has viewed, and continues to view, its investment in Cimpor as a strategic investment. The Group derives certain benefits from its investment that are not reflected in Cimpor’s share price. These benefits include an industrial and technical cooperation agreement with Cimpor management to enhance the efficiency and create operating synergies for both operations. The Group monitors the value of its investment in Cimpor and evaluate it for possible impairment on a regular basis. This review has led the Group to book in its French GAAP 2004 profit and loss an impairment loss of 4 million euros.

This impairment has been kept in IFRS profit and loss and the difference between the market value and the carrying value after impairment has been recorded in a separate component of equity.

The unrealized gains and losses on securities available for sale included in this separate component of equity relate to the investment in Cimpor and represent an unrealized loss of 44 million euros and 35 million euros respectively as at January 1, 2004 and December, 31 2004.

(d)	Securitization agreements

The Group was involved in two major receivables securitization programs (in France and in the United States) as at January 1, 2004 to provide a cost-effective source of working capital and short-term financing. Under the programs, the subsidiaries agree to sell on a revolving basis, certain of their accounts receivable. Under the terms of the arrangements, the subsidiaries involved in these programs do not maintain control over the assets sold and there is no entitlement nor obligation to repurchase the sold receivables. In these agreements, the purchaser of receivables holds a subordinated retained interest in the receivables not sold to third parties as usually granted in similar commercial transactions. Consequently, the receivables securitization transactions have been accounted for under French GAAP as sales (with the subordinated interest being classified as long-term financial asset) and as a result, the related receivables and debt have been excluded from the Balance Sheet.

Under revised IAS 39, that the Group applies for the purpose of its transition starting January 1, 2004, financial assets could be derecognized only if substantially all risks and rewards attached to the assets have been transferred. The subordinated retained interest held by the purchaser in the receivables not sold to third parties represents a breach in the transfer of all risks and rewards. As a consequence, these accounts receivable should not be derecognized in the Balance Sheet and these operations should be treated as a secured financing.

This restatement results in a decrease in LT financial assets of respectively 103 million euros and 27 million euros as at January 1, 2004 and December 31, 2004, an increase in Accounts receivable-trade of respectively 352 million euros and 210 million euros as at January 1, 2004 and December 31, 2004 , and an increase in short-term debt of respectively 249 million euros and 183 million euros as at January 1, 2004 and December 31, 2004.

(e)	Put options on shares of subsidiaries

As part of the acquisition process of certain entities, the Group has granted third party shareholders the option to require the Group to purchase their shares at predetermined conditions. Assuming that all of these options were exercised, the purchase price to be paid by the Group, including net debt acquired, would amount to respectively 448 million euros and 328 million euros as at January 1, 2004 and December 31, 2004.

Back to Contents

Under IAS 32, put option granted to minority interests of subsidiaries shall be considered as a debt. Out of the total options granted by the Group, the options granted to minority interests amounted to respectively 222 million euros and 299 million euros as at January 1, 2004 and December 31, 2004, the remaining options being granted on shares of equity affiliates or joint ventures.

As a consequence, until the IFRIC issues specific guidance, the Group recorded a specific debt in the IFRS balance sheet by reclassifying the underlying minority interests and recording a goodwill for any difference between the carrying value of minority interests and the value of the debt. No impact has been recorded in the IFRS Statement of income.

The result of this treatment is a debt related to put options granted to minority interests of respectively 222 million euros and 299 million euros, a decrease in minority interests of respectively 209 million euros and 265 million euros and an increase in goodwill of respectively 13 million euros and 34 million euros as at January 1, 2004 and December 31, 2004.

Out of the outstanding debt at 2004 year end (299 million euros), 210 million can be exercised in 2005 based upon the terms of these agreements and 99 million have already been exercised in January 2005 (put options on Lafarge Halla Cement and Lafarge India Ltd).

(f)	Others

i.	Treasury shares

As required by French GAAP, cost of treasury shares that are intended for distribution to the employees is classified in investments in marketable securities (included in “Cash & cash equivalents”), and accounted for as described in the Notes to the Consolidated Financial Statements. Remaining treasury shares are recorded as a reduction of shareholders’ equity at acquisition cost.

For French GAAP purposes, a provision is recorded for unrealized losses on shares which are classified as investments in marketable securities. Changes in the provision, including any subsequent recovery in value, if any, are recorded as financial income or expense.

As at December 31, 2003, the Company was carrying 1,856,266 of its own shares out of which (i) 1,058,296 were classified as investments in marketable securities at a cost of 71 million euros and (ii) 797,970 were classified as a reduction of the Shareholders’ equity for 33 million euros. A charge of 7 million euros was recognized in the Group’s French GAAP consolidated financial statements to account for unrealized losses on the Group’s own shares accounted for as investments in marketable securities.

As of December 31, 2004, the Company carries 1,834,396 of its own shares out of which 1,036,426 are classified as investments in marketable securities at a cost of 69 million euros.

Under IAS, treasury shares are accounted for as a reduction of Shareholders’ equity at acquisition cost and no further recognition is given for changes in fair value. When treasury shares are resold, any difference between the cost and fair value are generally recorded directly to Shareholders’ equity. As at January 1, 2004, the impact on Shareholders’ equity would have been an increase of 7 million euros related to the cancellation of the provision and a decrease of 71 million euros related to the reclassification of treasury shares classified in investments in marketable securities under French GAAP.

For the year ended December 31, 2004, the impact on Shareholders’ equity is an increase of 7 million euros related to the cancellation of the provision and a decrease of 69 million euros related to the reclassification of treasury shares classified in investments in marketable securities under French GAAP.

ii.	Effective interest rate method

IAS 39, Financial Instruments: Recognition and Measurement requires to measure a financial liability after initial recognition at amortized cost using the effective interest method. That computation includes all fees and points paid between parties to the contract.

Back to Contents

Under this method, the costs directly attributable to the acquisition of the financial liability are recognized in net income according to the effective interest rate method. Under French GAAP, they are mainly recognized on a linear basis over the life of the debt.

The cumulative impact of measuring financial debt (excluding OCEANE detailed above) at amortized cost using the effective interest rate method is a reduction of respectively 2 million euros and 6 million euros in Long-term debt as at January 1, 2004 and December 31, 2004 and a corresponding increase in equity. The impact of this difference on the 2004 earnings is an increase of 4 million euros.

3.	IFRS 3, IAS 36 & IAS 38 — Business Combinations, Impairment of assets & Intangible assets

The impact of the application of these standards on the Group’s Balance sheets can be summarized as follows:

	At January 1, 2004				At December 31, 2004
	Total impact	Goodwill deprec.	Business Combin.	Market Shares	Total impact	Goodwill deprec.	Business Combin.	Market Shares

	(in million €)
Non-current assets	—	—	—	—	112	111	1	—
Goodwill	2,421	—	—	2,421	2,377	106	1	2,270
Intangible assets	(2,421)	—	—	(2,421)	(2,270)	—	—	(2,270)
Investments in associates	—	—	—	—	5	5	—	—
TOTAL ASSETS	—	—	—	—	112	111	1	—
Capital and reserves
Retained earnings	—	—	—	—	105	104	1	—
Foreign currency translation	—	—	—	—	(3)	(3)	—	—
Shareholders’ equity	—	—	—	—	102	101	1	—
Minority interests	—	—	—	—	10	10	—	—
Total equity	—	—	—	—	112	111	1	—
TOTAL EQUITY AND LIABILITIES	—	—	—	—	112	111	1	—

(a)	Goodwill amortization

Under French GAAP, acquired goodwill is amortized over the expected period of benefit, which does not exceed forty years. In the context of the transition to IFRS, Lafarge decided to apply revised IAS 36 and IFRS 3 starting January 1, 2004. As required by IFRS 3 and the revised IAS 36, subsequent to January 1, 2004, all previously recorded goodwill is no longer amortized but is tested for impairment at least annually. All goodwill acquired in a purchase combination completed after January 1, 2004 is not to be amortized. The French GAAP amortization of goodwill is reduced by 117 million euros for the year ended December 31, 2004 in IFRS earnings.

(b)	Market Shares on acquisition

Under French GAAP, market shares have been separately identified on the acquisition of cement subsidiaries. Under revised IAS 38, that the Group applies starting January 1, 2004, market shares are not considered as a separately identifiable intangible asset, but as a component of goodwill. These market shares have been reclassified for their carrying value to goodwill as at January 1, 2004 and December 31, 2004 (respectively 2,421 and 2,270 million euros) and accounted for based upon the provisions of revised IAS 36, as described above.

4.	IFRS 2 — Share Based Payments

Under French GAAP, compensation cost is not recorded for stock option and stock purchase plans.

Under IFRS 2 Share Based Payments, a company shall record in its financial statements a compensation expense for all share based compensation granted to its employee.

In the Group, stock option plans are maintained in Lafarge SA and in Lafarge North America Inc, a 53%-owned subsidiary of the Group.

Back to Contents

The options granted after November 2002 and not vested at January 1, 2004 have been valued at the grant date using the Black-Scholes option — pricing model and the compensation expense is to be recognized ratably over the vesting period.

As a result, for the year ended December 31, 2004, a compensation cost of 15 million euros has been expensed in the IFRS earnings (out of which 2 million euros impact Minority interests). The equity has been increased accordingly.

5.	IAS 21 — The Effects of Changes in Foreign Exchange Rates

The impact of the application of this standard on the Group’s Balance sheets can be summarized as follows:

	At January 1, 2004			At December 31, 2004
	Total impact	Cumulative transl. adjustment	Goodwill on Foreign subs	Total impact	Cumulative transl. adjustment	Goodwill on Foreign subs

	(in million €)
Non-current assets	(289)	—	(289)	—	—	—
Goodwill	(271)	—	(271)	—	—	—
Investments in associates	(18)	—	(18)	—	—	—
TOTAL ASSETS	(289)	—	(289)	—	—	—
Capital and reserves
Retained earnings	(2,614)	(2,335)	(279)	(2,559)	(2,559)	—
Foreign currency translation	2,335	2,335	—	2,559	2,559	—
Shareholders’ equity	(279)	—	(279)	—	—	—
Minority interests	(10)	—	(10)	—	—	—
Total equity	(289)	—	(289)	—	—	—
TOTAL EQUITY AND LIABILITIES	(289)	—	(289)	—	—	—

(a)	Cumulative translation adjustment

The Group applies the IFRS 1 option allowing companies to “reset to zero” previous cumulative translation differences arising from the translation into euros of foreign subsidiaries. An amount of 2,614 million euros (including 279 million euros for Group share retrospectively calculated on goodwill previously recorded in the currency of the acquirer — see (b) below) has been reclassified in retained earnings as at January 1, 2004. This reclassification has no impact on Shareholder’s equity.

In 2004, the Group sold some foreign operations and transferred in its French GAAP profit & loss the cumulative translation difference related to these operations. The part of this difference existing as at January 1, 2004 (a loss amounting to 52 million euros) is excluded from the IFRS earnings.

(b)	Goodwill relating to the acquisition of foreign subsidiaries

The Group recorded goodwill relating to the acquisition of part of its foreign subsidiaries, joint ventures and equity affiliates in the currency of the acquirer. Under IAS, such goodwill is recorded in the currency of the acquiree. The French GAAP Goodwill on subsidiaries and joint ventures was reduced by 271 million euros as at January 1, 2004 (out of which 10 million euros impacted the minority interests) and on equity affiliates by 18 million euros. In 2004, the Group transferred all such goodwill in its French GAAP accounts in the currency of the acquiree, creating a reversal of the opening difference.

Back to Contents

6. IAS 12 — Deferred taxes

	At January 1, 2004				At December 31, 2004
	Total impact	Gross up of deferred tax	Hyperinfl countries	Tax effect of all IAS adjustments	Total impact	Gross up of deferred tax	Hyperinfl countries	Tax effect of all IAS adjustments

	(in million €)
Non-current assets	251	251	—	—	280	280	—	—
Deferred tax asset, net	251	251	—	—	280	280	—	—
TOTAL ASSETS	251	251	—	—	280	280	—	—
Capital and reserves
Retained earnings	352	—	(9)	361	346	—	(8)	354
Other reserves	6	—	—	6	(19)	—	—	(19)
Foreign currency translation	—	—	—	—	(9)	—	1	(10)
Shareholders’ equity	358	—	(9)	367	318	—	(7)	325
Minority interests	72	—	—	72	61	—	—	61
Total equity	430	—	(9)	439	379	—	(7)	386
Deferred tax liability	(179)	251	9	(439)	(99)	280	7	(386)
TOTAL EQUITY AND LIABILITIES	251	251	—	—	280	280	—	—

(a)	Gross up of deferred tax assets and liabilities

IAS 12 revised permits to offset deferred tax assets and liabilities if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Based on this criteria, the Group reclassified respectively 251 million euros and 280 million euros as at January 1, 2004 and December 31, 2004 as deferred tax assets that were previously offset against deferred tax liabilities.

(b)	Deferred taxes in hyperinflationary countries

Under French GAAP, the Group recorded a deferred tax liability only to the extent of the basis differences created as a result of allocating the excess of the purchase price over the carrying value of non-monetary assets acquired in highly inflationary economies (essentially fixed assets). IAS 12 revised requires to recognize deferred tax assets and liabilities for temporary differences related to assets and liabilities that are remeasured at each balance sheet date in accordance with the provisions of IAS 29, Financial Reporting in Hyperinflationary Economy. Deferred taxes have been calculated accordingly, resulting in the recognition of a deferred tax liability of respectively 9 million euros and 7 million euros as at January 1, 2004 and December 31, 2004. The effect of this difference on 2004 earnings is an increase of 1 million euros.

(c)	Tax effect of all IAS adjustments

The Group recorded deferred taxes on all adjustments to IFRS that create a temporary difference between taxable basis and carrying value of assets and liabilities.

It mainly led to the recognition of a deferred tax asset on the pension adjustment amounting to respectively 403 million euros and 369 million euros as at January 1, 2004 and December 31, 2004.

Back to Contents

7.	Other differences

The impact of other differences may be detailed as follows:

	At January 1, 2004							At December 31, 2004
	Total impact	Deferred charges	Investm. subsidies	Restrict Cash	GW on affiliat.	Prov for forex losses	Severe deval capital	Total impact	Deferred charges	Investm. subsidies	Restrict Cash	GW on affiliat	Prov for forex losses	Severe deval capital

	(in million €)
Non-current assets	(160)	(47)	(144)	36	—	—	(7)	(203)	(88)	(140)	34	—	—	(8)
Goodwill	(233)	—	—	—	(233)	—	—	(131)	—	—	—	(131)	—	—
Intangible assets	(102)	(102)	—	—	—	—	—	(182)	(181)	—	—	—	—	—
Property, plant & equip.	(96)	55	(144)	—	—	—	(7)	(54)	93	(140)	—	—	—	(8)
Investments in associates	234	—	—	—	233	—	—	131	—	—	—	131	—	—
Other financial assets	1	—	—	—	—	—	—	(1)	—	—	—	—	—	—
Restricted cash	36	—	—	36	—	—	—	34	—	—	34	—	—	—
Current assets	(64)	—	—	(36)	—	(28)	—	(58)	—	—	(34)	—	(25)	—
Other receivables	(28)	—	—	—	—	(28)	—	(24)	—	—	—	—	(25)	—
Cash & cash equiv.	(36)	—	—	(36)	—	—	—	(34)	—	—	(34)	—	—	—
TOTAL ASSETS	(224)	(47)	(144)	—	—	(28)	(7)	(261)	(88)	(140)	—	—	(25)	(8)

Capital and reserves
Retained earnings	(72)	(11)	(26)	—	—	(28)	—	(67)	(9)	(24)	—	—	(26)	(8)
Foreign curr. Transl.	—	—	—	—	—	—	—	1	—	—	—	—	1	—
Shareholders’ equity	(72)	(11)	(26)	—	—	(28)	(7)	(66)	(9)	(24)	—	—	(25)	(8)
Minority interests	(1)	(1)	—	—	—	—	—	—	—	—	—	—	—	—
Other equity	(118)	—	(118)	—	—	—	—	(116)	—	(116)	—	—	—	—
Total equity	(191)	(12)	(144)	—	—	(28)	(7)	(182)	(9)	(140)	—	—	(25)	(8)
Non-current liabilities	(33)	(35)	—	—	—	—	—	(79)	(79)	—	—	—	—	—
Deferred tax liabilities	1	—	—	—	—	—	—	—	—	—	—	—	—	—
Pension provisions	1	—	—	—	—	—	—	—	—	—	—	—	—	—
Other provisions	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—
Long-term debt	(34)	(35)	—	—	—	—	—	(79)	(79)	—	—	—	—	—
TOTAL EQUITY AND LIABILITIES	(224)	(47)	(144)	—	—	(28)	(7)	(261)	(88)	(140)	—	—	(25)	(8)

(a)	Deferred charges

Under French GAAP certain expenses were to be classified in intangible assets as “deferred charges”. Based on their natures these expenses have been reclassified or written off.

55 million euros as at January 1, 2004 and 93 million euros as at December 31, 2004 have been reclassified in Property, plant & equipment because they were costs directly attributable to fixed assets (mainly quarry stripping costs — 52 million euros as at January 1, 2004 and 76 million euros as at December 31, 2004).

35 million euros as at January 1, 2004 and 79 million euros as at December 31, 2004 have been accounted for under IAS as a reduction of long-term debt as they were redemption premiums (representing the difference between the instruments’ issue price and future redemption amount) resulting from debenture loans (except OCEANE).

12 million euros as at January 1, 2004 and 9 million euros as at December 31, 2004 have been written off against equity as they were not meeting the definition of an asset (mainly start-up costs capitalized under French GAAP). The net effect of new capitalization expensed and reversal of depreciation of previously written off assets is an increase in earnings of 3 million euros in 2004.

(b)	Investment subsidies

(i) Reclassification of French GAAP investment subsidies

Under French GAAP, the Group classifies its investment subsidies in the liabilities as “Other equity”. Under IAS, the Group presents such subsidies as a reduction of the Property, plant & equipment. This reclassification decreases the value of Property, plant & equipment by 118 million euros as at January 1, 2004 and 116 million euros as at December 31, 2004.

Back to Contents

(ii) Depreciation of investment subsidies

Under French GAAP, certain government investment subsidies were recorded in income when received, or were deferred and amortized over the remaining service periods of the employees at the related facilities. Under IAS, investment subsidies are deferred and amortized over the useful lives of the property, plant & equipment in which the funds were invested.

(c)	Restricted cash

IAS 1 requires to classify in Non-current assets cash & cash equivalents that are restricted from being exchanged or used to settle a liability for at least twelve months after the balance sheet date. The Group holds cash in bank balances that are secured from use in its insurance subsidiaries for twelve months or more. This balances, representing a cumulated amount of respectively 36 million euros and 34 million euros as at January 1, 2004 and December 31, 2004, are reclassified to Non-current assets (under Restricted cash).

(d)	Goodwill on equity affiliates

Under IAS 28, under the equity method, the investment in an associate is initially recognized at cost. Under French GAAP, the Group, when acquiring an investment in an associate recorded the difference between the share in net equity and the purchase price in the line Goodwill. These amounts are reclassified into the Investment in associates resulting in an increase by respectively 233 million euros and 131 million euros as at January 1, 2004 and December 31, 2004.

(e)	Provisions for unrealized foreign exchange losses

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

IAS requires to include the foreign currency translation gain or loss on the foreign denominated debt in income for the period. The decrease in equity amounts to 28 million euros and 25 million euros as at January 1, 2004 and December 31, 2004 respectively. The impact on 2004 earnings is insignificant.

(f)	Severe devaluation of foreign currency capitalized in PP&E

Under French GAAP and in accordance with criteria set in SIC 11, the Group recorded in the past in the cost of certain assets foreign exchange losses on liabilities denominated in a foreign currency that resulted from the acquisition of the related assets. Under revised IAS 21, such a capitalization is not permitted anymore.

Consequently, the Group reversed the effect of this treatment for the purpose of the transition. The effect of this reversal is a decrease in Property, plant & equipment of 7 million euros as at January 1, 2004. Opening IAS equity is decreased accordingly. The impact on 2004 earnings is insignificant.

8.	Impacts of IFRS adjustments on cash-flow statement

Most of the IFRS adjustments do not have any impact on the Group’s cash-flows (adjustments to record non-cash changes in fair values of assets and liabilities).

The only one that have a material impact on the cash flow statement presentation relates to the securitization programs. Actually, the reconsolidation of the securitized receivables neutralizes the implied changes in working capital requirement and generates a mirror change in short-term debt. The change in cash & cash equivalents is not impacted by this adjustment.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

The Board of Directors sets forth our business strategy and monitors its implementation. Within the limits of our corporate purpose and subject to the powers expressly reserved to our shareholders by law and by our statuts, it can make decisions on any matter regarding our company. Under French law, the Board of Directors presents the year-end accounts for the approval of the shareholders and convenes shareholders’ meetings. The Board of Directors reviews and monitors the economic, financial and technical strategies of the company. In addition, the Board of Directors has the power to appoint and remove the Chairman and/or the Chief Executive Officer at any time.

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

Board of Directors

Presently, the Board of Directors consists of fourteen members. Our statuts currently provide that there must be at least three directors and no more than 18 directors elected by the general meeting of shareholders, that the term of office of directors elected in 2002 and in subsequent years shall be four years, that the term of office of directors elected in 2001 is five years and that directors elected prior to 2001 have a term of office of six years.

Only the shareholders can increase the actual number of members serving on the Board. Each director must hold such number of shares of the company in registered form as represent in the aggregate a nominal value of at least 4,572 euros, which, at the current par value of 4 euros, amounts to 1,143 shares per director. Under French law, a director may be an individual or a legal entity, but the Chairman and/or the Chief Executive Officer must be an individual or individuals.

Directors are elected by the shareholders and serve until the expiry of their respective term, upon reaching the age of 70, or until their resignation, death or removal, with or without cause by the shareholders. Under certain conditions, the Board of Directors may fill vacancies on the Board of Directors, pending the next shareholders’ meeting.

In consideration for their services on the board, directors are entitled to receive directors’ fees. The total annual amount of directors’ fees (jetons de presence) is fixed by the shareholders’ meeting, but the Board of Directors determines their allocation among the directors. In addition, remuneration may be granted to directors who serve as members of committees formed from among board members or who are entrusted with specific tasks or duties. In such event, such remuneration is charged to operating costs, notified to the auditors, submitted for prior authorization of the Board of Directors and subsequently submitted for approval at the shareholders’ meeting. A director may not vote for his or her own remuneration. The board may also

Back to Contents

authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest.

Meetings of the Board of Directors are held at least four times a year and are normally convened by the Chairman. A quorum consists of one-half of the members of the Board of Directors and decisions are made by a vote of the majority of the members present or represented by other members of the Board of Directors. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. A director may not vote for an arrangement or contract in which he or she is materially interested.

Under French law, the directors and the Chief Executive Officer are liable for violations of French legal and regulatory requirements applicable to sociétés anonymes, violations of our by-laws and negligent mismanagement. A director or the Chief Executive Officer may be held liable for such actions both individually and jointly with the other directors.

French law prohibits us from making, directly or indirectly, any type of loan, including in the form of an open account or guaranty, to our directors (including permanent representatives of companies on the Board of Directors) and their close family. This provision also applies to our Chief Executive Officer and Chief Operating Officers.

The table below sets forth key information regarding our directors.

Director	Age		Principal Business Activities Performed Outside Lafarge S.A.		Initial Year of Appointment	Expiration of Term of Office

Bertrand Collomb (1)	62	Chairman of the Board of the company	–	Chairman of Lafarge North America Inc.	1987	2005
			–	Director of Total, Atco, Vivendi Universal and Unilever
			–	Chairman of the World Business Council for Sustainable Development (“WBCSD”)

Bernard Kasriel	58	Vice-Chairman of the Board and Chief Executive Officer of the company	–	Vice Chairman of Lafarge North America Inc.	1989	2006
			–	Director of L’Oreal and Sonoco Products Company

Jacques Lefèvre	66	Vice-Chairman of the Board of the company	–	Chairman of the Supervisory Board of Compagnie de Fives Lille
			–	Director of Société Nationale d’Investissement (Morocco), Cimentos de Portugal and Petrokazakhstan Inc. (Canada).	1989	2006

Michael Blakenham	67		–	President of the British Trust for Ornithology	1997	2007
			–	Director of Sotheby’s Holdings Inc.

Michel Bon (1)	61		–	President of the Institut Pasteur	1993	2005
			–	Chairman of the Supervisory Board of Editions du Cerf
			–	Director of Sonepar and of the Banque Transatlantique
			–	Senior adviser of Dôme Close Brothers and of Permira

Guilherme Frering	46		–	President of the Instituto Desiderata (Brazil)	1997	2007

Juan Gallardo (1)	57		–	Chairman of Grupo Embotelladoras Unidas S.A. de C.V. (Mexico)	2003	2005
			–	Director of Nacional Drogas, Grupo Mexico and Caterpillar Inc.
			–	Member of the International Advisory Council of Textron Inc.
			–	Member of the Mexican Business Roundtable

Back to Contents

Director	Age	Principal Business Activities Performed Outside Lafarge S.A.		Initial Year of Appointment	Expiration of Term of Office

Patrice le Hodey	60	–	Vice Chairman of Libre Belgique Dernière Heure (IPM),	1987	2005
		–	Chairman of Audiopresse
		–	Director of RTL-TVI and the Belga press agency

Alain Joly (1)	66	–	Chairman of the Supervisory Board of Air Liquide (France)	1993	2005
		–	Director of BNP Paribas

Jean Keller	70	–	Member of the Standards Advisory Council of the International Accounting Standards Board	1998	2005

Raphaël de Lafarge	62			1982	2007

Robert W. Murdoch	63	–	Director of Lafarge North America Inc., Lafarge Canada, Sierra Systems Group Inc., Lallmand Inc., A.P. Plasman, Inc. and Timber West Forest Corp. (Canada)	1993	2005

Michel Pébereau	63	–	Chairman of BNP Paribas	1991	2007
		–	Director of Total and Saint-Gobain (France)
		–	Member of the Supervisory Board of Axa and Galeries Lafayette (France)
		–	Président de l’Institut de l’Entreprise

Hélène Ploix (1)	60	–	Chairman of Pechel Industries S.A.S. (France)	1999	2005
		–	Chairman of the Supervisory Board of CDC Gestion (France)
		–	Director of Publicis Groupe, BNP Paribas, Ferring S.A. (Switzerland) and the Boots Group Plc. (Great Britain)

(1)	Director whose term of office is expected to be renewed for an additional period of four years by the shareholders’ meeting to be held on May 25, 2005.

In addition to the renewal of the term of office of certain directors as described above, the election of four new directors will be proposed to our next shareholders’ meeting to be held on May 25, 2005. The new directors that are being proposed for election are Messrs Jean-Pierre Boisivon, Philippe Charrier and Oscar Fanjul as well as Mr. Bruno Lafont, currently one of our two Chief operating officers. These new directors would be replacing respectively Messrs Isautier, Jean Keller, Patrice Le Hodey and Robert Murdoch. Mr Isautier resigned as a director effective December 31, 2004 and the term of office of the other directors will be expiring following the meeting.

Corporate governance and Board committees

Our Board of Directors has spent a considerable amount of time beginning in 2003 evaluating corporate governance issues and particularly those raised by the report of the working group set up by the French employers’ associations, the MEDEF and AFEP-AGREF, which was chaired by Daniel Bouton, President of Société Générale, and entitled “Promoting Better Corporate Governance In Listed Companies” and by the changes to the New York Stock Exchange (the “NYSE”) listing rules which adopted new corporate governance standards (which primarily apply to U.S. domestic issuers). As the Bouton report and NYSE listing standards highlight, the approach to corporate governance in France and the United States differs in some respects.

With respect to director independence, our Board of Directors has determined, following the approach recommended by the Bouton report but without applying the recommended 12-year limitation on length of service as a director, that a majority of its members qualify as “independent” directors. These “independent” directors are currently Mrs. Hélène Ploix and Messrs. Michael Blakenham, Michel Bon, Juan Gallardo, Alain Joly, Jean Keller, Raphaël de Lafarge and Patrice Le Hodey. Following the partial renewal of our Board of

Back to Contents

Directors by the Shareholders’ meeting to be held on May 25, 2005, we expect that nine of our directors (out of fifteen) will qualify as “independent directors”.

Although the criteria for the determination of director independence under the Bouton report differ from those found in the rules and regulations of the U.S. Securities and Exchange Committee (the “SEC”) and the NYSE, a majority of the members of our Board of Directors may also be deemed independent under the SEC and NYSE criteria. As prescribed by our internal charter, all of the members of our Audit Committee are “independent” directors under the criteria set by the Board of Directors and all meet the standards for director independence of the SEC and the NYSE. Two thirds of the members of our Nomination and Remunerations Committee qualify as “independent” directors, in accordance with our internal charter, which provides that a majority of its members must qualify as “independent”, whereas NYSE rules establish for U.S. domestic issuers that all the members of nominating and compensation committees should be independent. We do not have a separate corporate governance committee composed exclusively of independent directors, as provided for under the NYSE rules for U.S. domestic issuers, this function being performed collectively by the Board of Directors and its committees, as described below.

With respect to the corporate governance responsibilities of the Board of Directors, our Board has adopted an internal charter and a code of conduct, as further described below, which set guidelines both on an individual basis for directors and for the work of the Board and its committees.

Board of Directors. The Board approved a charter governing board and committee practices as well as a code of conduct for directors that sets out certain standards that our directors must abide by in relation to qualification, conflicts of interest, training, insider trading and access to company information and to management. Our Board’s internal charter establishes the responsibilities of the Board and its committees and requires the Board to hold a meeting at least once a year to discuss its performance with the goal of improving its functioning efficiency. Our statuts provide that our Board of Directors meets at least four times a year, in France or abroad. The Board held five regular meetings in 2004: on February 25, May 25 (2 meetings, held before and after the annual shareholders’ meeting), September 8 and December 14. The directors’ attendance rate was 92% in 2004.

The Board of Directors is supported by the following committees:

Audit Committee. The Audit Committee (comité des comptes et des questions financières) performs a preliminary review of the semi-annual and annual financial statements, reviews accounting methods used to establish such financial statements and the scope of consolidated companies and performs an assessment of material liabilities, off balance sheet commitments and financial reporting. The Committee holds meetings with, the statutory auditors and with general and financial management including the head of the internal audit department. Our management provides the Audit Committee with regular updates on our financial position, on the main thrust of current financial policy and advises the committee on the terms of major financial transactions prior to their completion. The Committee also receives copies of all earnings press releases prior to their issue. The Committee oversees the work of, and reviews the report prepared by, the statutory auditors and can ask to hear directly from members of our internal audit department without the presence of our management, provided our Chairman so agrees. More generally, the Audit Committee may be consulted by our management in relation to various other issues. Certain procedures have been established by the Company under the supervision of the Audit Committee for the receipt, retention and treatment of complaints which may be received regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding accounting matters. The Audit Committee has the authority to engage independent advisors, as it may deem necessary.

The Audit Committee usually meets at least twice a year, in February to review our annual financial statements and in September to review our semi-annual financial statements. The Committee met three times in 2004: on February 25, on September 8 to perform respectively a preliminary review of our 2003 annual and 2004 semi-annual financial statements, and on December 13 to review internal controls procedures put in place by our Group and receive a report of our internal audit director. The Audit Committee also proposed to the Board the terms of engagement of auditors and their budget for 2004 in accordance with U.S. regulations. See the section entitled “Principal Accountant Fees and Services” under Item 16. Since the renewal of the Audit Committee by the Board of Directors on February 23, 2004, the member’s attendance rate was 100% in

Back to Contents

2004. The following directors are members of the Audit Committee: Michel Bon, Juan Gallardo, Patrice le Hodey, Jean Keller and Hélène Ploix, who is the Chairman of the Committee.

Nominations and Remunerations Committee. The Nominations and Remunerations Committee (comité des nominations et des rémunérations) assists the Chairman and the Board of Directors with decisions concerning the composition of the Board of Directors and its remuneration, management remuneration policy, the allocation of stock subscription and purchase options and the organizational structure of management. The Committee also issues recommendations to the Board of Directors concerning the remuneration of senior management and the nomination of new directors and executive officers when appropriate. The Committee has responsibility for the periodic assessment of the Board of Directors.

The Committee normally meets twice a year in February and in December to review the remuneration of senior management and decide on the allocation of stock options, respectively. It may also be convened at other dates to discuss specific matters depending on the evolution of the composition of the Board of Directors or management. In 2004, the Nominations and Remunerations Committee met three times: on February 25 and April 2 to review the remuneration of our senior management and the employment contracts of our Chief Operating Officers, and on December 14 to review the allocation of the directors’ fees and stock options. The member’s attendance rate was 100% in 2004. In 2005, the Committee met on February 23 to discuss the the performance-based remuneration of senior management as well as their fixed remuneration for 2005. The Committee also considered the proposals to renew the appointment of certain directors and to nominate some new directors that will be submitted to the next shareholders’ meeting. The following directors are currently members of the Nominations and Remunerations Committee: Michel Pébereau, Michael Blakenham and Alain Joly, who is the Chairman of the Committee.

Strategy and Investment Committee. The Strategy and Investment Committee (comité stratégie et développement) examines in detail important strategic issues and major investment and divestment projects. The Strategy and Investment Committee meets usually twice a year during in May and September. It met three times in 2004: on May 25, September 9 and December 14, and reviewed our performance as compared to our competitors. The following directors are currently members of the Strategy and Investment Committee: Michel Bon, Guilherme Frering, Alain Joly, Raphaël de Lafarge, Jacques Lefèvre, Robert Murdoch and Michel Pébereau, who is the Chairman of the Committee.

Directors’ fees

Policy regarding directors’ fees

The combined ordinary and extraordinary general meeting of May 28, 2001 established the maximum amount of directors fees to be paid in 2001 and in subsequent years at 609,796 euros.

Each of our directors is entitled to receive a fixed fee of 15,245 euros per year (increased by 25% for the chairmen of our committees). A director who is appointed or whose office terminates in the course of the year is entitled to 50% of the fixed fee.

In 2004, an additional fee of 1,857 euros was payable to each director who attended a meeting of our Board of Directors or one of its committees.

Back to Contents

Fees paid

The following table presents the fees paid to our directors in 2005 with respect to the 2004 fiscal year:

Director	Fees for 2004 (amounts in euros)

Bertrand Collomb	24,531
Bernard Kasriel	24,531
Jacques Lefèvre	31,960
Michael Blakenham	28,246
Michel Bon	35,675
Guilherme Frering	30,103
Juan Gallardo	28,245
Patrice le Hodey	30,103
Bernard Isautier (1)	17,102
Alain Joly	39,487
Jean Keller	30,103
Raphaël de Lafarge	31,960
Robert W. Murdoch	31,960
Michel Pébereau	39,487
Hélène Ploix	33,915
TOTAL	457,408

(1)	Mr Bernard Isautier resigned as a director effective as at December 31, 2004.

In comparison, in 2004 we paid 457,393 euros in directors’ fees with respect to the 2003 fiscal year.

Directors’ Share Ownership

The following table presents share ownership information for each current member of our Board of Directors at December 31, 2004:

Director	Number of shares held at December 31, 2004*

Bertrand Collomb	28,845
Bernard Kasriel	17,488
Jacques Lefèvre	13,630
Michael Blakenham	1,806
Michel Bon	3,567
Guilherme Frering	2,298
Juan Gallardo	1,500
Patrice le Hodey	3,255
Alain Joly	2,628
Jean Keller	1,432
Raphaël de Lafarge	45,951
Robert W. Murdoch	1,651
Michel Pébereau	2,018
Hélène Ploix	1,896

*	Collectively our directors held approximately 0.07% of our share capital as at December 31, 2004 and 0,11% of our voting rights.

Executive officers

French law governing a société anonyme permit the Board of Directors to appoint up to five Chief Operating Officers proposed by the Chief Executive Officer. The Board of Directors, upon the recommendation by the Chief Executive Officer, determines the extent and the duration of the powers of the Chief Operating Officers. Currently, Bernard Kasriel is our Chief Executive Officer and Michel Rose and Bruno Lafont are our Chief Operating Officers. Under French law, a Chief Operating Officer, like the Chief Executive Officer, has broad powers to represent and bind the company in dealing with third parties. A Chief Operating Officer may be held responsible individually for actions he takes that are contrary to the company’s interests.

Back to Contents

The table below shows, the names and ages of our current executive officers and their responsibilities at Lafarge.

Name	Age	Position with Lafarge

Bertrand Collomb	62	Chairman

Executive Committee
Bernard Kasriel	58	Chief Executive Officer
Michel Rose	62	Chief Operating Officer
Bruno Lafont	48	Chief Operating Officer
Jean-Charles Blatz	61	Executive Vice President, Aggregates & Concrete*
Jean-Jacques Gauthier	45	Executive Vice President and Chief Financial Officer
Ulrich Glaunach	48	Executive Vice President, Roofing
Christian Herrault	54	Executive Vice President, Human Resources & Organization
Isidoro Miranda	46	Executive Vice President, Gypsum

Other Executive Officers
Jean Carlos Angulo	55	Executive Vice President, Regional President, Western Europe
Yves de Clerck	62	Executive Vice President, Regional President, Central Europe
Philippe Rollier	62	Executive Vice President, Regional President, North America
Jean-Marie Schmitz	61	Executive Vice President, Morocco

*	since April 12, 2004

The following is a brief biography of each of our executive officers:

Bertrand Collomb, Chairman of the Board of Directors of Lafarge. Mr Collomb was appointed to the Board of Directors in 1987 and served as Chairman and Chief Executive Officer from 1989 to 2003. Prior to his appointment as Chairman and Chief Executive Officer, he held various executive positions within the Group, namely in North America, from 1975 to 1989 and in the French Ministry of Industry and governmental cabinets from 1966 to 1975. He is also Chairman of Lafarge North America Inc. and a company officer of several group subsidiaries. He is a Director of Total, Atco, Vivendi Universal and Unilever. He is a member of the French Institute (Academy of moral and political sciences), the Chairman of the French Association of Private Companies (“AFEP”) and the Chairman of the World Business Council for Sustainable Development (“WBCSD”).

Executive Committee

Bernard Kasriel, Chief Executive Officer of Lafarge since 2003. He was appointed as director of Lafarge in 1989. Prior to his current position, Mr. Kasriel was Vice Chairman since 1995 and Chief Operating Officer between 1989 and 2003. He served as Senior Executive Vice President from 1982 to 1989, President and Chief Operating Officer of National Gypsum in Dallas, Texas, from 1987 to 1989 and held various executive positions within the Group since he joined Lafarge in 1977. From 1975 to 1977, he served as Senior Executive Vice President of the Société Phocéenne de Métallurgie, and from 1972 to 1974 he served as Chief Executive Officer of Braud. Mr. Kasriel began his career in 1970 at the Institut du Développement Industriel. He is Vice Chairman of Lafarge North America Inc. and holds various executive positions in the subsidiaries of Lafarge. He is a Director of L’Oréal and Sonocco Products Company.

Michel Rose, Chief Operating Officer since February 2003. He was named Senior Executive Vice President in 1989, served as Senior Executive Vice President in charge of emerging countries from 1996 to 2002 and was President and Chief Executive Officer of Lafarge North America Inc. from 1992 to 1996. He has held various positions within the Group, including Chairman and Chief Executive Officer of Orsan, which has since been divested, Executive Vice President in charge of Human Resources and Internal Communications and Chief Executive Officer of our activities in Brazil. He first joined Lafarge in 1970, as a plant engineer.

Bruno Lafont, Chief Operating Officer since May 2003. He was named Executive Vice President in 1995 and served as Executive Vice President, Gypsum, from October 1998 to May 2003 and Executive Vice President and CFO, from 1995 to 1998. Mr. Lafont previously served in a variety of financial and managerial positions with Lafarge, including in Turkey and the Eastern Mediterranean and with our former German

Back to Contents

sanitary ware subsidiary, Allia. Mr. Lafont joined Lafarge in January 1983 as an internal auditor within the finance department.

Jean-Charles Blatz, Executive Vice President, Aggregates & Concrete, since April 2004. Prior to his current position, Mr. Blatz was President for the Mediterranean basin and Trading activities in the Cement Division and performance director of the Aggregates and Concrete Division from 1993 to 1995. He previously served in a variety of positions within Lafarge and namely at Cementia, in the Group Finance Department and in our former sanitary ware subsidiary Allia. Mr Blatz first joined Lafarge in 1970 as organization and methods manager with Ciments Lafarge.

Jean-Jacques Gauthier, Executive Vice President and Chief Financial Officer, since March 2001. Prior to joining Lafarge in March 2001, Mr. Gauthier had been serving as Executive Vice President, Finance since 2000 for the Astrium group, which resulted from the merger of Matra Marconi Space with the space activities of Daimler Benz. From 1996 to 2000, he served as Executive Vice President, Finance of Matra Marconi Space. Prior to this appointment, he held various financial positions both in France and the United States with the Matra group from 1986.

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

Isidoro Miranda, Executive Vice President, Gypsum since May 2003 and member of the executive committee since March 2001. Prior to holding his current position, Mr. Miranda served as Executive Vice President, Cement between March 2001 and May 2003. He previously served as Chief Executive Officer of Lafarge Asland, our cement subsidiary in Spain. He joined Lafarge in 1995 as group Director of Group Strategic Studies. Prior to this, he worked in London and in Paris in a strategic consulting firm.

Other Executive Officers

Jean Carlos Angulo, Executive Vice President and Regional President of Western Europe and Morocco since 2000. From 1997 to 2000, he was Chief Executive Officer of Lafarge Ciments, our French cement subsidiary. Mr. Angulo joined Lafarge in 1975, and subsequently held various positions including Managing Director of our Brazilian operations between 1990 and 1996. He is a member of the Board of Cimentos de Portugal.

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

Philippe Rollier, Executive Vice President and Regional President of North America since May 2001. He is President and Chief Executive Officer of Lafarge North America Inc. Prior to holding his current position, Mr. Rollier served as Executive Vice President in charge of Central Europe and CIS between January 1999 and May 2001, before which he served as Regional President of Central Europe and CIS from January 1995 to December 1998. From 1989 to 1994, he was President and Chief Executive Officer of Orsan, which has since been divested.

Jean-Marie Schmitz, Executive Vice President and Chief-Executive Officer of Lafarge Maroc since December 1998. Prior to holding his current position, Mr. Schmitz was Executive Vice President in charge of Human Resources and Communication and member of the executive committee from 1988 to September 1998, before which he served as O&HR director from 1986 to 1988. Prior to joining the group in 1978, he

Back to Contents

served as head of the cabinet of François Ceyrac, President of the CNPF (the French national employers’ union).

Compensation of Executive Officers

Global remuneration paid to executive officers in 2004

The aggregate amount of compensation paid to our Chairman and other executive officers for the fiscal year 2004 (14 persons, one of whom left and one of whom was appointed in 2004) for services in all capacities was approximately 9.004 million euros. This amount:

•	includes the fixed share of executive officers’ salaries in 2004 as well as the bonuses paid in 2004 in respect of 2003;

•	includes a long-term bonus relating to the 2003 financial results benefiting our executive officers excluding our senior management;

•	concerns all those who were executive officers in 2004, for the time during that year during which they were executive officers;

•	does not include the directors’ fees paid by Lafarge S.A. to Messrs. Bertrand Collomb and Bernard Kasriel (see the subsection above entitled “Directors’ Fees”).

The aggregate amount of compensation paid to our Chairman and other executive officers for the fiscal year 2003 (14 persons, one of whom left in 2003) was approximately 9.103 million euros and for the fiscal year 2002 (14 persons) was approximately 7.404 million euros.

Remuneration of senior management

Our Nominations and Remunerations Committee is responsible for recommending to our Board of Directors a remuneration policy for our Chairman, Chief Executive Officer and our Chief Operating Officers (our “senior management”). The Nominations and Remunerations Committee, in establishing the remuneration policy, seeks guidance from outside consultants on the market practices of comparable companies.

The remuneration of senior management is composed of a fixed portion and a performance-based portion, which may be up to 80% of the fixed remuneration for our Chairman, 160% of the fixed remuneration of our Chief Executive Officer and 120% of the fixed remuneration for our Chief Operating Officers. All remuneration received by the officers with respect to the various offices they hold within our consolidated subsidiaries is imputed with respect to the fixed portion.

Two-thirds of the performance related pay of the Chairman and three-fourths of the performance pay of the Chief Executive Officer and Chief Operating Officers is based on of the financial results of the Group in comparison to the objectives established at the beginning of the year and for one third for the Chairman and one fourth for the Chief Executive Officer and Chief Operating Officers on the basis of their individual performance over the course of the year.

For 2004, the financial criteria used to determine the performance related pay were the increase in economic value added, which reflects the return on capital employed, the increase of the net income per share, the relative return on investment of Lafarge assets as compared to its competitors and the reduction of our group’s debt. The portion based on individual performance is determined in part by reference to the personal targets set at the beginning of the year with respect to the major tasks to be undertaken.

Back to Contents

In 2004, the outcome in relation to the increase in economic value added was average. The performance of senior management was good with respect to the increase of the net income per share, very good in relation to the reduction of Group debt and good as regards the relative return on investment of Lafarge assets as compared to its competitors. Taking into consideration the appointments and change of remunerations decided by the Board on May 20, 2003, the compensation we paid to our Chairman, Chief Executive Officer and to our Chief Operating Officers for the fiscal year 2004 was the following:

	B. Collomb	B. Kasriel	M. Rose	B. Lafont(1)

	(in thousands of €)
Fixed remuneration paid in 2004 (2)	875	750	460	440
2004 Variable remuneration paid in 2005	553	997	413	395
2004 Lafarge S.A. directors’ fees paid in 2005	24.5	24.5	N/A(3)	N/A(3)
Total 2004	1,452.5	1,771.5	873	835
Fixed remuneration paid in 2003 (2)	875	662	437	370
2003 Variable remuneration paid in 2004	733	700	361	262
2003 Lafarge S.A. directors’ fees paid in 2004	24.6	24.6	N/A(3)	N/A(3)
Total 2003	1,632.6	1,386.6	798	632
Fixed remuneration paid in 2002 (1)	875	500	400	N/A
2002 Variable remuneration paid in 2003	889	325	260	N/A
2002 Lafarge S.A. directors’ fees paid in 2003	24.6	24.6	N/A(3)	N/A(3)
Total 2002	1,788.6	849.6	660	N/A

(1)	Prior to 2003, Bruno Lafont was not a member of senior management and therefore we did not separately report his compensation.
(2)	Including directors’ fees for directorships in our subsidiaries (but excluding directors’ fees for Lafarge S.A.).
(3)	Not a director.

Severance arrangements benefiting our Chief Operating Officers

Our Board of Directors, in approving the employment contracts of Messrs. Michel Rose and Bruno Lafont on May 25, 2004 decided to grant to each of them a severance pay in case of termination of their employment other than for gross negligence or willful misconduct. The cancellation of their current position or the reduction of their level of responsibity would amount to termination under these provisions. The amount of this severance pay would be equal to (i) their statutory severance entitlement plus the equivalent of six months pay (based on their most recent fixed and variable remuneration) or (ii) their statutory severance entitlement plus the equivalent of 18 months pay (based on their most recent fixed and variable remuneration) in case of termination of their employment within 24 months of a change of control of Lafarge. Their employment contract defines a change of control as the acquisition of a significant portion of the share capital of Lafarge which is followed by the replacement of more than half of the members of the Board of Directors or by the appointment of a new Chief Executive Officer or a new Chairman.

Pensions and other retirement benefits

Each member of senior management and of the Executive Committee are beneficiaries of a supplemental retirement plan the terms of which vary depending on his position and age as at December 10, 2003, which is the date of the meeting of the Board of Directors that set the terms of the plan.

Members of senior management over 55 years of age at December 10, 2003 who have the benefit of a supplemental retirement plan that currently applies to officers of the cement Division (that is Messrs. Bertrand Collomb, Bernard Kasriel and Michel Rose) benefit from a guaranteed retirement pension amount equal to 60% of their total remuneration (fixed and variable, with a variable remuneration capped at 100% of the fixed remuneration) with an overall floor and cap set respectively at 1 and 1.2 times their average fixed remunerations in 2001, 2002 and 2003.

Members of senior management below 55 years of age at December 10, 2003 (currently Mr. Bruno Lafont) and members of the Executive Committee, have the benefit of a supplemental retirement plan which, according to its terms, aims at providing a retirement pension amount equal to 40% of their last fixed remuneration and of the average of their variable remuneration over the last three years.

Back to Contents

In addition, the aggregate amount set aside or accrued to provide pension, retirement or similar benefits for persons who were executive officers at December 31, 2004 (13 persons in all) and former executive officers (9 persons in all), was 56.04 million euros at December 31, 2004.

Executive officers stock options and share ownership

Stock options granted to executive officers

In the financial year ended December 31, 2004, 12 of our executive officers were granted 261,500 subscription stock options at an exercise price of 70.79 euros per share. The tables showing the number of subscription or purchase stock options held by our executive officers (13 persons) at December 31, 2004 are presented under a separate line item in the tables under the subsection below entitled “Subscription and purchase stock options at December 31, 2004”.

In order to align more closely the interests of the members of our Executive Committee with those of our shareholders, our Board of Directors decided on December 10, 2003, upon the proposal of the Nominations and Remunerations Committee, to require all members of the Executive Committee to hold the equivalent of their fixed annual remuneration for value in Lafarge shares. In order to achieve that objective, each member of the Executive Committee must invest one third of the net theoretical after tax gain realized upon the exercise of his stock purchase or subscription options in Lafarge shares each year until he reaches that objective.

None of our executive officers owns 1% or more of our outstanding shares.

At December 31, 2004, four of our executive officers held a total of 282,500 subscription options in our subsidiary Lafarge North America Inc. In 2004, 29,500 options in Lafarge North America Inc. were exercised, at an average price of $28.55 per share.

Back to Contents

Stock options granted to our senior management

The following table sets forth the options granted to our senior management, Messrs. Collomb, Kasriel, Rose and Lafont, by all of our consolidated subsidiaries and all options exercised by them in 2004.

	Total number of shares covered/exercised		Exercise Price	Option Period Lapses	Plan number
Options Granted:
B. Collomb:
Lafarge	28,000		€70.79	12/14/2014	M14
	12,000	*	€70.79	12/14/2014	M14
Lafarge North America Inc.	30,000		$41.86	02/04/2014
B. Kasriel:
Lafarge	49,000		€70.79	12/14/2014	M14
	21,000	*	€70.79	12/14/2014	M14
Lafarge North America Inc.	25,000		$41.86	02/04/2014
M. Rose:
Lafarge	21,000		€70.79	12/14/2014	M14
	9,000	*	€70.79	12/14/2014	M14
Lafarge North America Inc.	1,000		$41.86	02/04/2014
B. Lafont:
Lafarge	21,000		€70.79	12/14/2014	M14
	9,000	*	€70.79	12/14/2014	M14
Lafarge North America Inc.	1,000		$41.86	02/04/2014

Options Exercised:
B. Collomb:
Lafarge	14,041		€48.42	—	N9
Lafarge North America Inc.	15,000		$18.00	—	—
B. Kasriel:
Lafarge North America Inc.	10,000		$21.37	—	—
M. Rose
Lafarge North America Inc.	1,000		$23.00	—	—
	1,000		$29.97	—	—
	1,000		$29.81	—	—
B. Lafont
Lafarge	6,964		€43.10	—	M2
	118		€43.10	—	M3
	2,000		€50.19	—	M6
Lafarge North America Inc.	697		$32.20	—	—
	553		$32.20	—	—
	250		$41.86	—	—

*	The exercise of these options is subject to the performance of our share price. See the subsection below entitled “Stock Options” under “Employees”.

Back to Contents

Options granted by us and our consolidated subsidiaries to each of Messrs. Collomb, Kasriel, Rose and Lafont outstanding as of December 31, 2004.

	Options exercisable as of December 31, 2004	Options not exercisable as of December 31, 2004		Total number of options held

B. Collomb:
Lafarge	171,028	247,533	*	418,561
Lafarge North America Inc.	132,500	37,500		170,000
B. Kasriel:
Lafarge	75,854	253,767	*	329,621
Lafarge North America Inc.	75,000	30,000		105,000
M. Rose:
Lafarge	39,705	102,619	*	142,324
Lafarge North America Inc.	3,000	0		3,000
B. Lafont:
Lafarge	32,189	76,363	*	108,552
Lafarge North America Inc.	250	4,250		4,500

*	Includes options the exercise of which is subject to the performance of our shares.

Ten highest options grants to our employees other than our senior management and our directors

The following table shows the total of the ten highest option grants made by us and our consolidated subsidiaries to our employees, other than Messrs. Collomb, Kasriel, Rose and Lafont, and the total of the ten highest option exercises.

	Total number of shares covered/exercised	Weighted Average Price

Options Granted:
Lafarge	109,500	€70.79
Lafarge North America Inc.	265,000	$41.86
Options Exercised:
Lafarge	38,488	€48.45
Lafarge North America Inc.	532,375	$30.17

Employees

The following tables set forth our number of employees at December 31, 2004, 2003 and 2002 by area of primary activity and our number of employees at December 31, 2004, 2003 and 2002 by geographical region:

Employees by Division

	Year ended December 31, 2004		% Var. 2004/2003	Year ended December 31, 2003		% Var. 2003/2002	Year ended December 31, 2002
	Number	%	in %	Number	%	in %	Number	%

Cement	38,202	49.6	6.20	35,984	47.8	(4.1)	37,521	48.4
Aggregates & Concrete	20,096	26.1	(2.2)	20,547	27.3	(2.5)	21,069	27.2
Roofing	11,683	15.2	(1.8)	11,901	15.8	(1.7)	12,106	15.6
Gypsum	6,012	7.8	8.7	5,530	7.3	4.0	5,319	6.9
Specialty Products*	66	0.1	(82.9)	387	0.5	(7.2)	417	0.5
Others**	1,016	1.2	2.8	988	1.3	(11.3)	1,114	1.4
Total	77,075	100.0	2.3	75,338	100.0	(2.8)	77,547	100.0

*	Figures for the 2002 and 2003 fiscal years reflect the unsold units of our Specialty Products Division.
**	Including employees at our corporate office and in research and development.

Back to Contents

Employees by Geographical Zone

	Year ended December 31, 2004		% Var. 2004/2003	Year ended December 31, 2003		% Var. 2003/2002	Year ended December 31, 2002
	Number	%	in %	Number	%	in %	Number	%

Western Europe	24,710	32.1	(0.4)	24,814	32.9	(3.4)	25,676	33.1
North America	15,828	20.5	3.2	15,343	20.7	(1.5)	15,573	20.1
Mediterranean Basin	3,391	4.4	(12.4)	3,873	5.1	(9.4)	4,277	5.5
Central and Eastern Europe	10,304	13.4	19.6	8,616	11.4	(7.3)	9,301	12.0
Sub-Saharan Africa	7,502	9.7	(0.4)	7,536	10.0	(1.3)	7,632	9.8
Latin America	4,336	5.6	(1.4)	4,398	5.8	(5.0)	4,626	6.0
Asia/Pacific	11,005	14.3	2.3	10,758	14.3	2.8	10,463	13.5
Total	77,075	100.0	2.3	75,338	100.0	(2.8)	77,547	100.0

Labor Policy

A significant percentage of our non-managerial employees in Europe and the United States are members of labor unions. As required by French and European law, our management holds annual meetings with a delegation of French union representatives and a delegation of the employees of our other European companies in order to respond to questions regarding our economic and employment situation. While we have experienced some strikes in the past five years, we have not experienced any strikes, walkouts or work stoppages which have had a material negative impact on our financial condition, results of operations or cash flows. We believe that we enjoy good relations with our employees.

In accordance with the regulation (ordonnance) No. 86-1134 of October 21, 1986 concerning employee profit-sharing schemes, almost every one of our French subsidiaries has, over the past few years, renewed profit sharing agreements with their employees. Such arrangements allocate a portion of the profits to employees based partly on financial results and partly on specific performance criteria, such as cost reduction and quality of products or services provided to the customer. The employees’ share of the profits may be invested in the different mutual funds of the savings scheme of Lafarge. The employees’ share of the profits that is invested in the savings scheme of our company, as well as personal investments of French and foreign employees, benefit from an additional contribution by us.

Employee Share Ownership

Employee shareholding, through wide ranging reserved share offerings and stock option plans, is an important part of our strategy for motivating our employees. At December 31, 2004, 16% of our individual shareholders were employees of Lafarge. As at December 31, 2004, our employees owned 1.7% of our shares and 2.9% of our voting rights. Our long-term goal is to raise employee ownership to 3% of our outstanding shares.

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

Back to Contents

We subsidized each of our eligible employees purchase of up to ten shares under the program. The amount of the subsidy depended on the gross national product of the country in which the employee in question was domiciled for tax purposes. The subsidy was 30% in countries in which the gross national product per capita was more than $10,000 and 60% in countries in which the gross national product per capita was less than $10,000. We also agreed to provide, where legally permitted, to each eligible employee who requested it, an interest free loan to purchase shares in the program, repayable over 24 months. The associated capital increase was completed in June 2002.

On February 23, 2005, our Board of Directors approved a share capital increase reserved for our employees outside the United States and Canada to be carried out during the course of 2005. According to the terms set by the Board, eligible employees would be able to subscribe up to 110 Lafarge shares with a 20% discount from the market price and benefit from a subsidy for the first ten shares purchased. The level of the subsidy will depend on the gross national product per capita of the relevant country.

Stock Options

The allotment of stock options is recommended to the Board of Directors each year by the Nominations and Remunerations Committee. Stock options are allotted to the executive officers, as well as to middle management and other employees who have contributed significantly to our performance.

Over the last two fiscal years, the average number of stock options allocated annually represented approximately 980,738 shares, or, on average, 0.57% of our outstanding shares as at December 31, 2004. A total of 1,732 employees received options in 2003 and 479 in 2004.

A total of 7,256,947 allotted stock options had still to be exercised at the end of December 2004, representing approximately 4.25% of our outstanding shares. Executive Officers (13 persons in all) held 20.67% of these options.

The Board of Directors decided on December 10, 2003 to subject the exercise of part of the stock options (up to 30%) granted since 2003 to our Chairman and to the members of the Executive committee to the performance of our share price.

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

Subscription and purchase stock options at December 31, 2004

The table below shows the number and price of subscription or purchase stock options granted to our employees, including our executive officers (13 persons) at December 31, 2004. The number of stock options featured in this table have been readjusted since their allotment each time that we have entered into financial transactions which have had an effect on the value of the shares, such as certain increases in share capital or the issue of bonus shares, so as to maintain a constant total option value for each beneficiary. The number of options granted to our employees and executive officers outstanding as at December 31, 2004 is, therefore, not equal to the difference between the number outstanding on December 31, 2003 and the number exercised in 2004.

Back to Contents

Stock options granted from January 1, 1994 to December 18, 1996

	Plan nºN9	Plan nºM1	Plan nºM2	Plan nºM3(1)	Plan nºM4

Allotment authorized by the shareholders’ meeting of	06/15/1992	05/22/1995	05/22/1995	05/22/1995	05/21/1996
Date of allotment by the Board of Directors	09/27/1994	05/22/1995	12/13/1995	12/13/1995	12/18/1996
Type of options	subscription	subscription	subscription	Subscription	subscription
Stock options initially granted (total)	269,550	27,200	593,840	331,060	71,400
of which to executive officers(2)	37,600	2,000	83,500	800	4,500
Initial beneficiaries (total)	772	52	1,039	8,368	127
of which executive officers(2)	10	2	11	8	3
Available for exercise from	09/27/1994	05/22/1995	12/13/1999	12/13/1999	12/18/2000
Options exercise period lapses	09/27/2004	05/22/2005	12/13/2005	12/13/2005	12/18/2006
Options outstanding at December 31, 2003(3)	127,880	17,170	368,301	176,751	57,543
Options purchased or subscribed between January 1st, 2004 and December 31, 2004	120,571	1,355	40,246	16,261	4,216
Options cancelled (4)	7,309	1,790	37	468	—
Options outstanding at December 31, 2004	0	14,025	328,018	160,022	53,327
Exercise price in euro	48.62	44.20	43.10	43.10	42.57

Stock options granted from December 19, 1996 to December 13, 2000

	Plan nºM5	Plan nºM6	Plan nºM7	Plan nºM8	Plan nºM9	Plan nºA1

Allotment authorized by the shareholders’ meeting of	05/21/1997	05/21/1997	05/21/1997	05/21/1997	05/27/1999	05/27/1999
Date of allotment by the Board of Directors	12/17/1997	12/17/1997	05/26/1998	12/10/1998	12/15/1999	12/13/2000
Type of options	subscription	purchase	subscription	purchase	subscription	purchase
Stock options initially granted (total)	346,650	402,550	122,775	98,450	918,200	461,900
of which to executive officers(2)	10,000	144,500	0	9,000	146,000	93,000
Initial beneficiaries (total)	999	127	108	150	1,552	438
of which executive officers(2)	1	9	0	4	11	11
Available for exercise from	12/17/2002	12/17/2002	05/26/2003	12/10/2003	12/15/2004	12/13/2005
Options exercise period lapses	12/17/2007	12/17/2007	05/26/2008	12/10/2008	12/15/2009	12/13/2010
Options outstanding at December 31, 2003(3)	368,869	436,138	134,484	110,119	1,046,514	499,285
Options purchased or subscribed between January 1st, 2004 and December 31, 2004	35,139	21,870	0	0	0	0
Options cancelled (4)	2,336	—	19,198	576	13,113	5,625
Options outstanding at December 31, 2004	331,394	414,268	115,286	109,543	1,033,401	493,660
Exercise price in euro	50.19	50.19	74.72	74.18	82.70	79.74

Back to Contents

 Stock options granted from December 14, 2000 to December 14, 2004

	Plan nºA2	Plan nºM10	Plan nºM11(5)	Plan nºM12	Plan nºM13	Plan nºM14

Allotment authorized by the shareholders’ meeting of	05/27/1999	05/28/2001	05/28/2001	05/28/2001	05/20/2003	05/20/2003
Date of allotment by the Board of Directors	05/28/2001	12/13/2001	05/28/2002	12/11/2002	12/10/2003	12/14/2004
Type of options	purchase	subscription	subscription	subscription	subscription	Subscription
Stock options initially granted (total)	12,000	1,188,825	437,373	472,390	1,273,925	687,550
of which to executive officers(2)	12,000	277,000	1,100	98,000	350,000	261,500
Initial beneficiaries (total)	1	1,703	14,364	421	1,732	479
of which executive officers(2)	1	13	11	11	13	12
Available for exercise from	05/28/2006	12/13/2005	05/28/2006	12/11/2006	12/10/2007	12/14/2008
Options exercise period lapses	05/28/2011	12/13/2011	05/28/2012	12/11/2012	12/10/2013	12/14/2014
Options outstanding at December 31, 2003(3)	12,754	1,264,338	472,985	502,263	1,273,925	—
Options purchased or subscribed between January 1st, 2004 and December 31, 2004	0	0	0	0	0	0
Options cancelled (4)		4,438	5,374	—	—	—
Options outstanding at December 31, 2004	12,754	1,259,900	467,611	502,263	1,273,925	687,550
Exercise price in euro	102.12	96.16	101.79	74.48	65.95	70.79

(1)	Lafarge en action 1995 employee stock ownership plan.
(2)	Including senior management (see the subsection entitled “Senior Management and Executive Officers”).
(3)	After readjustments due to financial transactions.
(4)	In accordance with the terms of the plan
(5)	Lafarge en action 2002 employee stock ownership plan.

Our Board of Directors has not granted any further options since December 14, 2004.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets out to the best of our knowledge the principal holders of Lafarge’s share capital at December 31, 2004 as well as the percentage ownership over the past three years:

	At December 31, 2004				At December 31, 2003	At December 31, 2002
Group of Shareholders	Number of Shares Held	Number of Votes Held	% of Total Issued Shares	% of Total Voting Rights	% of Total Issued Shares	% of Total Issued Shares

Individual shareholders	25,229,595	29,802,429	14.8%	16.6%	13.0%	13.1%
Resident institutional investors (France)	57,636,368	62,186,515	33.7%	34.6%	34.4%	30.6%
Non-resident institutional investors (outside France) *	86,218,719	87,726,140	50.4%	48.8%	51.5%	54.9%
Treasury shares	1,834,396	0	1.1%	0%	1.1%	1.4%
Total	170,919,078	179,715,084	100.0%	100.0%	100.0%	100.0%
*
including 49,994 Lafarge S.A. shares currently held by Cementia Holding AG for the benefit of shareholders who not have yet requested the delivery of their Lafarge S.A. shares following the squeeze out procedure carried out by Lafarge S.A. in 2002 with respect to the Cementia Holding AG shares.

For share ownership information for members of the Board of Directors, see “Item 6. Directors, Senior Management and Employees — Board of Directors — Director’s Share Ownership”.

To our knowledge no individual or entity or group of individuals or entities acting together in concert held more than 5% of the outstanding shares or total voting rights. To our knowledge however, 11 institutional shareholders held more than 1% of our outstanding shares at December 31, 2004, 1% being the threshold for the notification requirement set out in our statuts, (see the subsection under Item 10 entitled “Required Holdings Exceeding Certain Percentages”). Of these institutional shareholders, eight held between 1% and 2% of our shares, one held between 2% and 3% of our shares and two held between 3% and 4% of our shares.

Back to Contents

All of our shares bear the same conditions as to voting rights, except for our treasury shares, which bear no voting rights and except for shares held in registered form for over two years which have double voting rights (see “Item 10. Additional Information — Attendance and Voting at Shareholders’ Meetings”).

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, any government or any other natural or legal person severally or jointly. There is no arrangement known to us the operation of which may at any subsequent date result in a change in control of Lafarge.

To our knowledge, at December 31, 2004, (i) the number of record holders of our shares in the United States was 26 and (ii) the number of our ADRs outstanding was 15,395,032 representing approximately 2.25% of our share capital. We have no reason to believe that such information has changed substantially at the date hereof.

Potential Shares — Dilution

At December 31, 2004, the number of our outstanding shares could be increased by up to 16,995,226 new shares as a consequence of:

•
The exercise of subscription stock options granted to our employees. At December 31, 2004, the maximum number of shares issuable under currently exercisable subscription options was 2,035,473 shares. In addition, there were subscription options covering 4,191,249 shares that were issued after 2001 and not currently exercisable (see “ Item 6. Directors, Senior Management And Employees — Employee Share Ownership”).

•
The exercise of the conversion rights attached to the OCEANE bonds issued in June 2001. The maximum number of shares issuable under the OCEANE bonds is 10,768,504 shares. Pursuant to the terms of the OCEANE bonds, upon a bondholder’s exercise of his conversion right, we have the option of converting the bond into new shares or exchanging the bonds for existing treasury shares.

At December 31, 2004, there were no other securities convertible, redeemable or otherwise exchangeable in newly issued shares.

Related Party Transactions

Agreements between Lafarge and one of our directors, the Chairman of the Board and Chief Executive Officer or the Vice Chairman of the Board and Chief Operating Officer or a company in which our directors or these executive officers hold directorships or senior executive positions are, pursuant to the applicable laws and regulations in force, subject to the prior approval of the Board of Directors and then, on a special report from the statutory auditors, to the approval of the ordinary shareholders’ meeting. The director or executive officer concerned is required to inform the Board of all agreements covered by the law. The same prior approval requirement applies to agreements between Lafarge and a shareholder holding more than 10% of the voting rights or, if such shareholder is a corporation, with the corporation controlling such shareholder.

These procedures do not apply to agreements concerning the day-to-day business of the company entered into in the ordinary course of business and with terms and conditions that are not out of the ordinary course.

In accordance with French law on related party transactions, the Board of Directors, during its September 3, 2001 meeting, authorized the execution of the agreements with Lafarge North America Inc. as described below, the execution of which was continuing or renewed in 2004. At the same time, the Board of Directors also authorized an indemnification agreement with Lafarge North America Inc. pursuant to which we agree to indemnify Lafarge North America Inc. and its employees for any loss suffered by any of them as a result of any claim made in relation to the management of Blue Circle’s assets in North America.

In 2004, the Board of Directors approved:

•
the employment contracts of Messrs. Michel Rose and Bruno Lafont in their position as Chief Operating Officers of the Group. The purpose of these contracts was to bring together in a single document employment terms that were previously contained in separate documents;

Back to Contents

•
a services agreement with BNP Paribas Securities Services, a wholly owned subsidiary of BNP Paribas relating to the administration of our share register, employee stock option plans and employee share plans, as well as the management of our general shareholder meetings.

Our director, Mr. Pébereau, is chairman of BNP Paribas, and our directors, Mrs. Ploix and Mr. Joly, are directors of BNP Paribas. We have had and we will continue to have an arm length business relationship with BNP Paribas, including for the conclusion of financings, credit facilities and agreements relating to securities offerings. These agreements were and will be, when applicable, approved by our Board of Directors and communicated to our auditors and our shareholders in compliance with French law on related party transactions.

Following the acquisition of Blue Circle, we entered into an agreement with Lafarge North America Inc., our majority owned North American subsidiary, with respect to Blue Circle’s assets in North America. The agreement’s initial term expired on December 31, 2002, and has since been renewed annually. It was renewed for 2005. The agreement provides that Lafarge North America Inc. will manage the Blue Circle assets for a fixed annual management fee plus incentives for improving operating results. Lafarge North America Inc. is also entitled to be reimbursed for the costs incurred on behalf of the Blue Circle operations in North America. In 2004, Lafarge North America Inc. charged $16.3 million (approximately 13.1 million euros) in management fees and $228.0 million (approximately 183.4 million euros) in cost reimbursement pursuant to the management agreement. In accordance with the terms of the agreement, Lafarge North America Inc. paid $2.8 million (approximately 2.3 million euros) to Blue Circle North America as compensation for actions taken to optimize the profitability of the combined assets.

At the time we entered into the management agreement, we granted Lafarge North America Inc. an option to purchase the Blue Circle assets anytime between July 1, 2002 and December 31, 2004 at a fixed call price of $1,400 million, subject to certain adjustments as of the date of acquisition. Lafarge North America Inc. then decided on November 2, 2004 not to exercise the option which therefore lapsed. The terms of the agreement under which Lafarge North America Inc manages the U.S. based assets owned by Blue Circle remain unchanged following this decision.

The assets of Blue Circle covered under the management agreement include:

5 cement manufacturing plants with a combined capacity of 5.7 million tonnes of cement;

15 cement terminals;

1 slag grinding plant outside Baltimore, Maryland;

15 aggregate-producing pits and quarries in Georgia and Alabama;

100 ready-mixed concrete plants; and

10 concrete block plants in Georgia.

We have entered into a mutual technical cooperation agreement with Cimentos de Portugal SGPS, S.A. (Cimpor), in which we hold a 12.6% interest, in the field of industrial performance, namely productivity, safety and environmental protection. The agreement was entered into on July 12, 2002 with an initial term expiring on March 31, 2005. The agreement is renewable for one-year periods thereafter. The first stage of the implementation of the agreement was the identification by us of areas of industrial improvements for Cimpor and was completed on March 31, 2003. A fee of 750,000 euros was paid to us by Cimpor upon completion of this first stage in 2003. The second stage relating to the optimization of industrial performance was initiated in September 2003 and involved technical work performed by us regarding the equipment of certain Cimpor plants to use alternative fuels. We received another fee of 1 million euros from Cimpor for such work performed in 2003. We currently have one common director with Cimpor who is Mr. Jacques Lefèvre. One of our executive officers, Jean-Carlos Angulo, also serves on the Board of Directors of Cimpor.

Back to Contents

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of financial statements filed with this registration statement.

Legal Proceedings

See “Item 4. Information on Lafarge — Litigation”.

Dividend Policy

We have no stated dividend policy. For historical information with respect to our dividend distributions, see “Item 3. Key Information — Selected Financial Data”.

Significant Changes

No significant change has occurred in our overall business or financial situation since the date of our most recent annual financial statements. For information on recent events see “Item 4. Information on Lafarge — Recent Events”.

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

Trading Prices for our shares of common stock on Euronext Paris S.A. for the five most recent full financial years.

	High	Low	Average Daily Volume	Average Monthly Volume
	(€)		(in shares)	(in millions of shares)

2000	118.40	73.75	521,670	11.00
2001	114.00	74.00	667,518	14.05
2002	111.20	67.00	772,173	16.40
2003	76.25	43.26	1,175,809	24.99
2004	74.50	62.30	924,038	19.94

Source: Euronext

Back to Contents

Trading Prices for our shares of common stock on Euronext Paris S.A. for each full financial quarter for the two most recent full financial years.

	High	Low	Average Daily Volume	Average Monthly Volume
	(€)		(in shares)	(in millions of shares)

2003 1st quarter	76.25	43.26	1,026,549	21.56
2nd quarter	64.80	49.26	1,517,404	31.36
3rd quarter	65.70	50.50	1,211,254	26.64
4th quarter	70.90	54.95	955,265	20.38
2004 1st quarter	71.90	62.30	970,474	20.70
2nd quarter	73.90	65.70	1,071,888	22.51
3rd quarter	74.50	66.25	810,247	17.83
4th quarter	74.00	68.55	851,670	18.74

Source: Euronext

Trading Prices for our shares of common stock on Euronext Paris S.A. for each month for the most recent six months.

	High	Low	Average Daily Volume	Average Monthly Volume
	(€)		(in shares)	(in millions of shares)

2004 September	74.50	69.75	1,011,697	22.26
October	74.00	69.35	816,236	17.14
November	73.50	69.70	785,598	17.28
December	72.25	68.55	947,222	21.79
2005 January	79.80	71.00	1,116,478	23.45
February	81.40	75.50	837,122	16.74

Source: Euronext

The following tables set forth the volume and high and low last sales prices of our shares of American Depositary Shares as reported on the NYSE.

Trading Prices for our American Depositary Shares on the NYSE for each full financial quarter for the two most recent full financial years.

	High	Low	Average Daily Volume	Average Monthly Volume
	($)		(in ADSs(1))	(in ADSs(1))

2003 1st quarter	20.05	12.10	13,400	272,467
2nd quarter	18.82	13.60	22,495	472,400
3rd quarter	18.02	15.50	21,313	454,667
4th quarter	22.45	16.29	23,778	507,267
2004 1st quarter	22.75	19.12	29,729	614,400
2nd quarter	22.53	19.82	28,227	583,367
3rd quarter	22.78	20.45	34,631	738,800
4th quarter	24.41	22.08	27,059	577,267

Source: NYSE
(1)	Each ADS represents one-fourth of one share.

Back to Contents

Trading Prices for our American Depositary Shares on the NYSE for each month for the most recent six months.

	High	Low	Average Daily Volume	Average Monthly Volume
	($)		(in ADSs(1))	(in ADSs(1))

2004 September	22.78	21.40	36,819	773,200
October	23.15	22.08	28,343	595,200
November	23.65	22.69	24,386	512,100
December	24.41	22.71	28,386	624,500
2005 January	25.98	23.96	35,430	708,600
February	26.35	25.06	32,170	611,300

Source: NYSE
(1)	Each ADS represents one-fourth of one share.

Markets

Our shares of common stock have been listed on the Eurolist of Euronext Paris S.A. (“Euronext Paris”) since July 4, 1923 (Code ISIN: FR000120537). Lafarge has been included in the SBF 250 index since its creation in December 1990, in the CAC 40 index since its creation in December 31, 1987 and in the Dow Jones Eurostoxx 50 index since September 2002. The SBF 250 is an index of shares of 250 companies selected by Euronext Paris as the most representative of the French equities listed on Euronext Paris from twelve economic sectors. The CAC 40 index is an index of shares of the 40 largest companies traded on Euronext Paris in terms of market capitalization. The Dow Jones Eurostoxx 50 index is an index of shares of market sector leading companies in the European Euro zone (covers Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain).

Securities listed on the Eurolist of Euronext Paris are officially traded through authorized financial institutions that are members of the Paris Stock Exchange. Securities are traded continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre- opening session from 7:15 a.m. to 9:00 a.m. and, for some securities, a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, a closing auction at 5:30 p.m. and a “trading at loss” from 5:30 p.m. to 5:40 p.m. Any trade of a security that occurs after a stock exchange session closes is recorded on the next Euronext Paris trading day at the previous session’s closing price for that security. Euronext Paris has introduced continuous electronic trading during trading hours for most actively listed securities.

Euronext Paris may temporarily reserve trading in a security listed in Continu on the Eurolist if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on a basis of a percentage fluctuation from a reference base. The duration of the so-called reservation period and the relevant thresholds vary depending on whether the price fluctuation occurs when trading commences or during the trading session. Euronext Paris may display an indicative trading price during such reservation period. Euronext Paris also may suspend trading of a security listed on the Eurolist in other limited circumstances, including, for example, where there is unusual trading activity in the security. In addition, in exceptional cases, the Autorité des Marchés Financiers may also request a suspension in trading.

Trades of securities listed on the Eurolist are settled on a cash basis on the third trading day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (ordre stipulé à règlement différé) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least 1 billion euros and a daily average volume of trades of at least 1 million euros. Our shares are eligible for the deferred settlement service. Investors can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend payment date is deemed to

Back to Contents

occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

Prior to any transfer of securities held in registered form on the Eurolist, the securities must be converted into bearer form and accordingly placed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Eurolist are cleared through Clearing 21 and settled through Euroclear France S.A. using a continuous net settlement system. A fee or a commission is payable to the broker-dealer or other agent involved the transaction.

ITEM 10. ADDITIONAL INFORMATION

Description of Share Capital

Not applicable

By-laws (statuts)

Information concerning material provisions of our by-laws (statuts) and applicable French law were summarized in Item 10 on pages 116 to 126 of our Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission on July 19, 2001, which information is hereby incorporated by reference herein. The information below updates and complements, and to the extent inconsistent therewith replaces, the information set forth in the summary previously provided. An unofficial English translation of our statuts is included as an exhibit to this report. Only the official French version of our statuts governs our affairs. You may obtain copies of our statuts in French from the Lafarge Legal Department, Siège social: 61, rue des Belles Feuilles 75116 Paris, France.

Corporate Purpose

We are registered under the number 542 105 572 with Registrar of Commerce and Companies of Paris. Our corporate purpose is described in Article 2 of our statuts.

Directors

The following is a summary of provisions in our statuts pertaining to directors:

Directors’ power to vote compensation

Our by-laws authorize the Board of Directors to distribute such remuneration among its members as it sees fit, within the limits established by our shareholders. Our shareholders decided on May 28, 2001, to set the maximum amount of directors’ fees payable in fiscal year 2001 and in subsequent fiscal years at 0.610 million euros. The Board of Directors may also authorize the reimbursement of traveling expenses and expenses incurred by directors in the interests of Lafarge.

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

Back to Contents

The Board of Directors may not contract loans in the form of bonds except with the authorization of the ordinary shareholders’ meeting, nor may it issue convertible bonds, bonds exchangeable for shares or bonds with share warrants except with the authorization of the extraordinary shareholders’ meeting.

Age requirement for retirement of directors

Our statuts provide that the directors may be dismissed at any time by a duly convened shareholders’ meeting. Otherwise our statuts provide that our directors shall serve a multi-year term of office and each director’s term of office may be renewed subject to the condition that directors may not be more than 70 years of age. Our shareholders at our general shareholders’ meeting convened on May 28, 2001 approved a resolution which amended our statuts and progressively reduced the duration of our directors’ terms of office. Under this resolution, directors currently serving and originally appointed for six-year terms will serve out the remainder of their six-year mandate; directors appointed or renewed in office in 2001 shall serve five-year terms; and those appointed or renewed in years subsequent shall serve four-year terms. Each director’s term of office expires at the end of the ordinary shareholders’ meeting called to approve the previous year’s accounts held in the year during which the director’s term of office normally expires or during which the director reaches the age limit of 70 years.

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

Access to the meeting is open to such shareholders, as well as to their proxies and registered intermediaries who have provided evidence of their entitlement to attend no later than 3:00 p.m. (Paris time) the day before the date of the assembly, including an attestation that their shares are registered in a share account. The Board of Directors may shorten or eliminate such time limit. Since 2002, the Board of Directors has decided not to require shareholders to block their shares prior to the general meetings, as provided by French law. Shareholders only had to present a certificate evidencing their share ownership to participate in the meetings in person or by proxy. The Board intends to continue to follow this approach in the future.

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

Back to Contents

The total voting rights of one shareholder during a shareholders’ meeting, including voting rights held by other shareholders with whom this shareholder is acting in concert, is limited to 1% of the total number of existing voting rights calculated and, for the balance, according to the quorum obtained, by application of the percentage exceeding 1% to the number of voting rights corresponding to such quorum (calculated taking into account the restriction resulting from this provision). This limitation is meant to prevent the over-representation of a given shareholder at a general meeting as a result of the low level of participation at such meetings and ensuring that the voting rights of each shareholder are at least equal to their share in the overall share capital.

Changes in Share Capital

Increases in Share Capital

As provided by the French company law, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following a recommendation of the Board of Directors.

Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the nominal value of existing shares; or

•	creating a new class of equity securities.

Increases in share capital by issuing additional securities may be effected by issuing such securities:

•	for cash;

•	for assets contributed in kind;

•	for securities contributed through a tender offer;

•	by conversion, exchange or redemption of debt securities previously issued;

•	upon the exercise of stock options, warrants or other similar securities comprising rights to subscribe to our shares;

•	by capitalization of profits, reserves or share premiums;

•	subject to various conditions, in satisfaction of debt incurred by our company; or

•	by any combination of the above.

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

Back to Contents

As of the date of this report, our Board of Directors may carry out the following share capital increases pursuant to the delegations granted to it by our shareholders’ meeting held on May 20, 2003:

Type of share capital increase	Maximum nominal amount (in €)		Expiration date of delegations

Issue of shares or other equity securities with shareholders’ preemptive subscription rights	72,673,888	*	July 20, 2005
Issue of shares or other equity securities without shareholders’ preemptive subscription rights	72,673,888	*	July 20, 2005
Capitalization of reserves	100,000,000		July 20, 2005
Issue of employee stock subscription options	12,664,389	**	July 20, 2005
Issue of shares reserved for our employees	14,000,000		July 20, 2005

*	the cap on these issues applies to both delegations.
**	based on the share capital as of December 31, 2004.

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

Holding of Shares

In accordance with French law concerning dematerialization of securities, shareholders’ ownership rights are represented by book entries instead of share certificates. We maintain a share account with Euroclear France for all shares in registered form, which is administered by BNP Paribas. In addition, we maintain separate accounts in the name of each shareholder either directly or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, the shareholder

Back to Contents

account shows that the shares are held through such intermediary. BNP Paribas, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

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

In addition, shares held, in registered form or bearer form, by non-French residents may be held on the shareholder’s behalf in a collective account or in several individual accounts by an intermediary. This intermediary must declare that it is acting as an intermediary and may be requested by us to provide the identity of the shareholders on whose behalf it is acting. Failure to declare that it is acting as an intermediary or the provision of inaccurate or incomplete information about the shareholders can result in the deprivation of both the right to vote and the right to receive dividends.

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

Requirements for Holdings Exceeding Certain Percentages

The French company law provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within five trading days of the date it crosses the threshold of the number of shares and ADSs it holds and their voting rights. The individual or entity must also notify the Autorité des Marchés Financiers (the “AMF”), within five trading days of the date it crosses the threshold.

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

Back to Contents

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

In order to permit holders or intermediaries to give the required notice, we must publish in the Bulletin des Annonces Légales Obligatoires (“BALO”), not later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the AMF with a written notice. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), including the date each such number was last updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the depositary and the depositary shall, as soon as practicable, forward such notification to us and to the AMF.

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

On May 25, 2004, the shareholders authorized a share repurchase program as described in clause (3) above for up to 10% of our outstanding shares. The purchase price may not exceed 120 euros per share and

Back to Contents

the selling price must be at least 50 euros per share. Pursuant to the program authorized by our shareholders, the shares purchased could be used to:

•	stabilize the price of our shares on the market;

•	provide shares for distribution to employees under a profit sharing, employee offering or stock option plan;

•	provide consideration in the context of an acquisition or of the issuance of securities exchangeable, redeemable or otherwise convertible into our shares; and

•	be kept as treasury shares or cancelled pursuant to a specific resolution approved by the extraordinary general shareholders’ meeting of May 20, 2003.

This authorization to repurchase our own shares will expire on November 25, 2005.

Since October 13, 2004, which is the date on which the European Regulation nº2273/2003 came into force in France, all share repurchases by a company are deemed to be illegitimate and subject to the scrutiny of the AMF under market abuse rules unless they fall under the safe harbor framework set by the European Regulation as supplemented by the AMF from time to time. The safe harbor framework provides that repurchases for distribution of shares to (i) employees under stock option plans or other share plans, (ii) to holders of securities exchangeable, redeemable or otherwise convertible into shares or (iii) to be cancelled each constitute legitimate repurchases. The framework also provides that shares can be purchased on behalf of a company by a financial intermediary acting pursuant to a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the AMF or by the company directly in order to provide consideration in the context of acquisitions.

We have not acquired any of our shares in 2004 and have not entered into a liquidity agreement with any financial intermediary. In the same period we sold 21,870 shares pursuant to the exercise of outstanding purchase stock options at an average price of 50.19 euros per share.

At December 31, 2004, we held directly in treasury 1,834,396 shares purchased pursuant to prior authorizations from our shareholders. Under French law these shares are considered outstanding but have no voting rights. These treasury shares represented 1.07% of our outstanding shares for a total book value of approximately 109 million euros as of December 31, 2004. 1,030,225 of these shares are reserved to be attributed to our employees upon exercise of purchase stock options granted in December 1997, 1998, 2000 and 2001.

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

Back to Contents

Material Contracts

On August 1, 2000, we transferred our interests in Lafarge North America Inc., our U.S. subsidiary and Fabrica Nacional de Cementos, our Venezuelan subsidiary, to voting trusts set up under the laws of the State of New York. These trusts are designed to make available to the public shareholders of these subsidiaries, for a period of ten years, an opportunity comparable to that presently enjoyed under French law and regulations by public shareholders of French subsidiaries of French corporations to receive a tender offer for their shares in the event of a tender or exchange offer under French law for the shares of Lafarge S.A., if at the time of commencement of such offer Lafarge S.A.’s beneficial interest in these subsidiaries comprises 20% or more of the voting power represented by the outstanding voting securities of the relevant subsidiary.

The minority shareholders of Lafarge North America Inc. benefited from a similar protection from July 31, 1990 until July 31, 2000.

The common shares of Lafarge North America Inc. are listed on the NYSE. The exchangeable preference shares of Lafarge Canada Inc., a subsidiary of Lafarge North America Inc., are listed on the Toronto stock exchange and are exchangeable, at any time at the option of the holder, into common shares of Lafarge North America Inc.. The common shares of Fabrica Nacional de Cementos are listed on the Caracas stock exchange.

Each of the trust agreements provides, among other things, that in the event of a tender offer for the shares of Lafarge S.A., we will ensure that the person making the offer extends to the public shareholders of the relevant subsidiaries an opportunity to receive a comparable tender offer for their shares or failing which, we will extend this opportunity to such public shareholders ourselves. Unless an acquirer of Lafarge S.A., or Lafarge S.A. itself consummates a comparable tender offer for all publicly held voting securities, or securities convertible, redeemable or otherwise exchangeable into voting securities, of the relevant subsidiary, the trustees will, for a five year protective period, exercise our voting rights with respect to the voting securities held in the trust, in general, by voting those securities in favor of any resolution proposed by the subsidiary’s Board of Directors and in opposition to any resolutions opposed by the subsidiary’s Board of Directors.

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

Back to Contents

On May 23, 2003, we amended the trust agreements pertaining to Lafarge North America Inc. in order to (i) make Lafarge North America Inc. a direct beneficiary of the trusts and (ii) to change the law applicable to the trusts from New York law to Maryland law, the state of incorporation of Lafarge North America Inc.

On May 23, 2003, we amended the trust agreement, pertaining to Fabrica Nacional de Cementos SACA to (i) make Fabrica Nacional de Cementos SACA a direct beneficiary of the trust, and (ii) to change the law applicable to the trusts from New York law to English law.

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

For other limitations affecting shareholders, see “Requirements for Holdings Exceeding Certain Percentages” above.

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

In particular, holders of shares should be aware that the French Budget Law for 2004 (n Ê 2003-1311 dated December 30, 2003) has abolished the avoir fiscal and the précompte with respect to dividends to be paid to French individual shareholders as of January 1, 2005.

Précompte

As of January 1, 2005, dividend distributions by French companies subject to corporate income tax will no longer be subject to the précompte. An exceptional 25% tax (quasi-précompte) shall be due on distributions realized in 2005 paid out of profits that have not been subject to corporate income tax at the ordinary rate or that are paid out of profits realized during financial years closed since more than five years. This exceptional 25% tax is paid by the Company and will be creditable against the corporate income tax liability of the three subsequent years (for a maximum of one-third of its amount per year). Any excess that cannot be credited is refundable to the company.

As no précompte was paid by us on the 2004 dividend distributions, shareholders are not entitled to any refund.

Avoir fiscal

As of January 1, 2005, no avoir fiscal is attached to dividends paid by French companies.

Although yet unclear, non-resident individual shareholders that are entitled to and that comply with the procedures for claiming benefits under an applicable tax treaty should be entitled to the refund of the avoir fiscal with respect to distributions paid until December 31, 2004. On the contrary, corporate shareholders

Back to Contents

should no longer be entitled to use the avoir fiscal as of January 1, 2005 unless under very limited circumstances. This matter should be confirmed by the French Tax Authorities in an expected but not yet released Tax Regulation.

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

If you transfer listed shares using a written agreement, that agreement must generally be registered. You will be required to pay a registration duty of 1% (to be increased to 1.1% at the beginning of 2006) of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is 4,000 euros per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

Taxation of Dividends

Under French domestic law, French companies must generally deduct a 25% French withholding tax from dividends paid to non-residents and shareholders who are not resident in France. Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether. Certain tax treaties further provide for a refund of the avoir fiscal to such non-residents.

Certain tax treaties further provide for a refund of the avoir fiscal to non-residents. Even though the avoir fiscal regime was repealed in 2004, non resident individuals located in a country with a tax treaty providing for the refund of the avoir fiscal should still benefit from such refund for dividends paid in 2004. This should be clarified by the French Tax Authorities in early 2005.

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

Back to Contents

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

Taxation of U.S. Investors

The following is a general summary of the material U.S. federal income tax and French tax consequences of owning and disposing of our shares or ADSs. This discussion applies only to U.S. holders. You will be a U.S. holder if you are the beneficial owner of shares or ADSs and all of the following five points apply to you:

(1)	You own, directly, indirectly or by attribution, less than 10% of our share capital or voting stock;

(2)	You are any one of the following:

(a)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,

(b)	a corporation or certain other entities (taxable as corporations for U.S. federal income tax purposes) created in or organized under the laws of the United States or any state thereof,

Back to Contents

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

As regards distributions made by us in 2004, additional provisions of the U.S.-France income tax treaty apply to you if you are considered an “eligible” U.S. holder of shares or ADSs.

As regards distributions that were made in 2004, you are considered “eligible” if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

(1)	You are an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.-France income tax treaty;

Back to Contents

(2)	You are a U.S. corporation, other than a regulated investment company, and do not own, directly or indirectly 10% or more of the capital of the company paying the dividends;

(3)
You are a U.S. corporation which is a regulated investment company, and do not own, directly or indirectly 10% or more of the capital of the company paying the dividends, provided that less than 20% of your shares are beneficially owned by persons who are neither citizens nor residents of the United States; or

(4)
You are a partnership, estate or trust that is a resident of the United States for purposes of the U.S.-France income tax treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as “eligible” under point (1) or point (2) above.

Assuming that non-resident individual shareholders will remain entitled to the transfer of the avoir fiscal for distributions made in 2004, an individual holder that is a resident of the United States as defined pursuant to the provisions of the treaty and whose ownership of our shares is not connected with a permanent establishment in France should remain an “eligible” U.S. holder with respect to distributions to be made by our company in 2004. A U.S. holder other than an individual will no longer be “eligible” with respect to distributions to be made in 2004.

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

(d)
You fulfill all the requirements under the U.S.-France income tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the avoir fiscal should this remain applicable; and

(e)	You claim the reduced rate of withholding tax and, so long as it exists, the payment of the avoir fiscal (if still applicable).

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

Assuming that non-resident individual shareholders will remain entitled to the transfer of the avoir fiscal for distributions made in 2004, and if you are an eligible U.S. holder, you may also be entitled to a payment from the French Treasury equal to the avoir fiscal, which you may claim by completing Form RF I A EU-No. 5052 and sending it to the French tax authorities before December 31 of the second year following

Back to Contents

the year during which the dividend was paid. You will be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax on the avoir fiscal. As noted below, you will not receive this payment until after the close of the calendar year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships, estates or trusts, the partners, beneficiaries or grantors must make the attestation.

The avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of shares or ADSs files Form RF I A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

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

Recent U.S. Tax Law Changes Applicable to Individuals

Under 2003 U.S. tax legislation, some U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%, but lower in some cases, depending on the individual’s general income tax bracket) in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1,2009. The 2003 tax legislation did not specifically address the situation where a trust is recipient of qualified dividend income, but did preserve the

Back to Contents

normal trust pass-through provisions, so that beneficiaries should benefit from the reduced rates. It also appears that trusts themselves may benefit from the reduced rates (in cases where the qualified dividend income is not distributed, but retained within the trust). For this purpose, “qualified dividend income generally” includes dividends paid by non-U.S. corporations if, among other things, certain minimum holding periods are met and either (i) the shares (or “ADSs”) with respect to which the dividend has been paid are readily tradable on an established securities markets in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S.-France income tax treaty) which contains an “exchange of information” provision. We currently believe that dividends paid with respect to our shares and ADSs will constitute qualified dividend income for U.S. federal income tax purposes, provided that the individual U.S. holders of our shares and ADSs meet certain requirements. Some of the eligibility requirements for non-U.S. corporations are not entirely certain, however, and further guidance from the Internal Revenue Service is anticipated. In addition, the Internal Revenue Service is expected to issue certification procedures in the form of an annual information return whereby a non-U.S. corporation will state the basis for its position that its dividends are eligible for the reduced U.S. federal income tax rates.

Taxation of Capital Gains

If you are a resident of the United States for purposes of the U.S.-France income tax treaty, you will not be subject to French tax on any capital gain if you sell or dispose of your shares or ADSs, unless you have a permanent establishment or fixed base in France and the shares or ADSs you sold or disposed of were part of the business property of that permanent establishment or fixed base. Special treaty “tie-breaker” rules apply to individuals who may be considered residents of both countries under the tax laws of each country.

In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or dispose of your shares or ADSs in an amount equal to the U.S. dollar value (on date of sale) of the difference between the amount realized for the share or ADS and your basis (determined in U.S. dollars, on the date of purchase) in the share or ADS. Such gain or loss generally will be U.S. source gain or loss and will be treated as long-term capital gain or loss if your holding period in the shares or ADSs exceeds one year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If you are an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if you meet specified minimum holding periods.

Deposits or withdrawals of shares by you of ADSs are not considered taxable events and therefore will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if (1) 75% or more of the gross income of the corporation for the taxable year is “passive income”, or (2) the average percentage of assets held by the corporation during the taxable year which produced passive income or which are held for the production of passive income is at least 50%. “Passive income” includes dividends, interest, rents or royalties except when such income is related directly or indirectly (i.e., through a “related person”, as that term is defined in the U.S. Internal Revenue Code) to the conduct of an active trade business, or from the conduct of an insurance business or the banking business. We believe that we did not qualify as a PFIC for our taxable year ending December 31, 2004. However, if we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of our shares or ADSs treated for tax purposes as ordinary income rather than capital gains and, further, being subject to cumulative interest charges based on the period that you held our stock. Furthermore, dividends paid by us during any period in which we are classified as a PFIC would not be “qualified dividend income” and would therefore be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax adviser regarding the potential application of the PFIC rules to your ownership of our shares or ADSs.

Back to Contents

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

French Wealth Tax

The French wealth tax does not generally apply to shares or ADSs if the holder is a “resident” of the United States for purposes of the U.S.-France income tax treaty (except the case where substantial participations are held by a U.S. resident individual).

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

Dividends and Paying Agents

Not applicable.

Experts

Not applicable.

Documents on Display

The documents referred to in this annual report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Investors can obtain information on the operation of the public reference facilities by calling the Commission at 1-800-SEC-0330 or 1-202-942-8090. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issues that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services. Material filed by the Company with the SEC can also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

Back to Contents

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency risk and interest rate risk. Other market risk exposures are generated by our equity investments, commodity prices changes and counterparty risk.

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

Our policy is to use derivative instruments to hedge against our exposure to exchange rate and interest rate risks. However, to manage our exposure to commodity risks we enter into long-term contracts and, from time to time, we also use derivative instruments. With the prior authorization of our senior management, we have occasionally entered into agreements to limit our or another party’s exposure to equity risk.

We are subject to commodity risk with respect to price changes principally in the coal, pet coke, gas, electricity, fuel, gasoline and freight markets. We attempt to limit our exposure to changes in commodity prices by entering into long-term contracts and increasing our use of alternative fuels. For further information on our use of alternative fuels please see “Item 4 — Information About the Company”. From time to time, we use forward contracts to manage our exposure to these commodity risks. These contracts are not normally required to be accounted for as derivative instruments as they are subject to the normal purchases or sales exception, as contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold by us over a reasonable period in the normal course of business. When the normal purchases or sales exception is not applied, the derivatives are recognized for the purposes of the U.S. GAAP reconciliation at their fair value. Under French GAAP, these contracts are considered off-balance sheet commitments (engagements hors bilan) and are included in Note 26 to our consolidated financial statements. At December 31, 2004, such commitments included mainly forward purchase contracts and options for fuel oil, gas oil and coal and the amount of our exposure under such contracts was not significant.

We are subject to equity risk with respect to our minority holdings in certain public companies. We occasionally enter into transactions with respect to our equity investments with financial institutions. We account for such instruments by taking the fair value at period end in accordance with applicable valuation rules, and in accordance with French GAAP we record any negative variation between the fair value and the book value under the line item “Financial expenses, net.” For the year ended December 31, 2004, the variation was positive in the amount of 1 million euros with respect to contracts limiting our exposure to equity risk.We believe we had no additional material exposure to such contracts. In addition, in respect of certain joint ventures and other acquisitions we have also entered into shareholders agreements which have written call and put options with respect to our and our partners’ interests. For a discussion of our exposure to these options see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Disclosures about Contractual Obligations and Contingent Commitments including tabular disclosure”, as well as Note 26 to our consolidated financial statements.

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

Back to Contents

Foreign Currency Risk

Translation Risk. The assets, liabilities, income and expenses of our operating entities are denominated in various currencies. Our financial statements are presented in euros. Thus, assets, liabilities, income and expenses denominated in currencies other than the euro must be translated into euros at the applicable exchange rate to be included in our financial statements.

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

In 2004, approximately 13% of our net income was contributed by subsidiaries which prepare their financial statements in U.S. dollars and Canadian dollars. As such, a 10% change in the U.S. dollars/euro exchange rate and in the Canadian dollar/euro exchange rate would have an impact on our net income of approximately 11 million euros, net of any other impact.

Transaction Risk. We are subject to foreign exchange risks as a result of our subsidiaries purchase and sale transactions in currencies other than their operating currencies.

With regard to transactional foreign currency exposures, our policy is to hedge all material foreign currency exposures through derivative instruments at the latest when a firm commitment is entered into or known. These derivative instruments are generally limited to forward contracts and standard foreign currency options, with terms generally less than one year. We also from time to time hedge future cash flows in foreign currencies, when such flows are highly probable. We do not enter into foreign currency exchange contracts for other than hedging purposes.

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

As far as financing is concerned, our general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency. A significant portion of our financing is in U.S. dollars, British pounds and U.S. dollars related currencies, reflecting our significant operations in these countries. Part of this debt was initially borrowed in euros at the parent company level then converted into foreign currencies through currency swaps. At December 31, 2004, before these currency swaps, 10% of our total debt was denominated in U.S. dollars and 13% was denominated in British pounds. After taking into account the swaps, our U.S. dollar denominated debt amounted to 26% of our total debt, while our British pound denominated debt represented 20%.

For a further discussion of the financial instruments we use, see notes 23 and 24 to our consolidated financial statements.

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

Before taking into account the interest rate swaps, at December 31, 2004, 80% of our total debt was at fixed rate. After taking into account these swaps, the portion of fixed debt in our total debt amounted to 76%.

For a further discussion of our financial policy and interest rate exposure, see Notes 23 and 24 to our consolidated financial statements.

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

	At December 31, 2004 Maturities of notional contract values
	Average Rate	2005	2006	2007	2008	2009	5 years	Total	Fair Value

	(in million €)
Liabilities
Long-term debt*	5.3	991	1,977	1,052	868	595	2,456	7,939	8,363
Fixed rate portion	5.5	837	1,778	765	719	54	2,405	6,558	6,982
Floating rate portion	4.3	154	199	287	149	541	51	1,381	1,381
Short-term borrowing	5.9	213	—	—	—	—	—	213	213
Interest rate derivatives
Interest Rate swaps
Pay Fixed
Euro	8.4	865	100	62	70	89	—	1,186	-29
Other currencies	6.1	—	4	8	—	8	—	20	1
Receive Fixed
Euro	2.2	48	—	—	—	—	600	648	30
Other currencies	5.1	—	—	—	—	—	147	147	-1

*	including the current portion of long-term debt

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

Back to Contents

	At December 31, 2004 Maturities of notional contract values
	2005	2006	2007	2008	2009	45 years	Total	Fair Value

	(in million €)
Liabilities
Debt in foreign currencies	585	186	208	248	100	1,318	2,645	2,761
U.S. dollar	224	30	82	147	66	234	783	815
British pound	21	34	8	8	8	1,022	1,101	1,169
Other currencies	340	122	118	93	26	62	761	777

Foreign Exchange Derivatives
Forward purchase agreements and currency swaps
U.S. dollar	130	—	—	—	—	—	130	-3
British pound	465	—	—	—	—	—	465	-4
Other currencies	156	—	—	—	—	—	156	-3
Total	751	—	—	—	—	—	751	–10

Forward sales agreements and currency swaps
U.S. dollar	1,430	—	—	—	—	—	1,430	103
British pound	1,008	—	—	—	—	—	1,008	16
Other currencies	257	11	—	—	—	—	268	4
Total	2,695	11	—	—	—	—	2,706	123

Assumptions

Debt: The fair values of long-term debt were determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using an interest rate which takes into consideration the Company’s incremental borrowing rate at year- end for similar types of debt arrangements. Market price is used to determine the fair value of publicly traded instruments.

Off balance sheet financial instruments: The fair values of forward exchange contracts and interest and currency swaps have been calculated using market prices that the Company would pay or receive to settle the related agreements. Primarily, dealer quotes have been used to estimate the fair values of these instruments at the reporting dates.

Counterparty risk

We are exposed to credit risk in the event of a counterparty’s default. We attempt to limit our exposure to counterparty risk by rigorously selecting the counterparties with which we trade, by regularly monitoring the ratings assigned by credit rating agencies and by taking into account the nature and maturity of our exposed transactions. We establish counterparty limits which are regularly reviewed. We believe we have no material concentration of risk with any counterparty. We do not anticipate any third party default that might have a significant impact on our financial condition and results of operations. See Note 24 to our consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Back to Contents

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

To our knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to debt of Lafarge or any of its subsidiaries.

ITEM 14. MATERIAL MODIFICATIONS OF THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Other than set forth herein (including the financial statements and notes thereto), there have been no material modifications in the rights of our security holders and there are no specific assets securing any class of our securities.

ITEM 15. CONTROLS AND PROCEDURES

Bernard Kasriel, our Chief Executive Officer, and Jean-Jacques Gauthier, our Executive Vice President for Finance (Chief Financial Officer), have carried out an evaluation of the effectiveness of the Lafarge’s disclosure controls and procedures pursuant to Exchange Act requirements as of the end of the period covered by of this annual report on Form 20-F. Based upon such evaluation and as of its date, both Mr. Kasriel and Mr. Gauthier have concluded that our disclosure controls and procedures are effective in ensuring that all material information relating to Lafarge and its consolidated subsidiaries, and which is required to be filed in the annual report, has been made known to them by others within those entities, particularly during the period in which this annual report was being prepared.

There have been no significant changes in Lafarge’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Pursuant to the French act of August 1, 2003 (Loi de sécurité financière), the Chairman of our Board of Director is required to deliver a special report to the ordinary shareholders’ meeting regarding our Board’s governance practices, the status of the internal control procedures implemented by our company and on the restrictions that our Board of Directors has placed on the powers granted to the Chief Executive Officer. In general, this report describes our overall framework in terms of internal control, the internal control procedures over financial reporting we currently have in place and the evaluation carried out to comply with Section 302 of the Sarbanes-Oxley Act.

Regarding our overall framework in terms of internal control, the report for 2004 describes the objectives of our internal controls: our internal control policy — which states that internal control monitoring is under the responsibility of the general management of each legal or operational unit — and the formal methodology developed to analyze and manage risks, which includes the definition of internal control standards for operational and corporate processes. It also describes the role of the different stakeholders regarding internal control, and in particular the role of our Internal Audit department, which comprises 45 auditors, 15 of whom are attached to our subsidiary Lafarge North America Inc., and the role of the project team in charge of the implementation of the internal control requirements enforced by the Sarbanes-Oxley Act and the French Loi de sécurité financière.

The report also describes the identification of key processes having an impact on financial reporting, as well as the detailed work carried out to assess our internal control over financial reporting. This includes documentation and testing of our internal control over financial reporting, as well as implementation of corrective action plans when needed. This work will lead to an evaluation of the operating effectiveness of our internal control over financial reporting, in compliance with Section 404 of the Sarbanes-Oxley Act.

Back to Contents

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors, after having reviewed the composition of its Audit Committee, has determined that Mrs. Hélène Ploix qualifies as the committee’s financial expert in accordance with the audit committee financial expert requirements set by the Securities and Exchange Commission.

Mrs. Hélène Ploix is an independent director pursuant to Rule 10A-3. She is currently the Chairman of Pechel Industries S.A.S., a French private investment fund and was previously deputy chief operating officer of the Caisse des Dépôts et Consignations, a French public sector financial institution, and chairman of the Supervisory Board of CDC Participations, the institution’s investment fund, from 1989 to 1995. She served as special advisor for the single currency at KPMG Peat Marwick from 1995 to 1996.

ITEM 16B. CODE OF ETHICS

We adopted at the beginning of 2004 a code of business conduct that applies to all our officers and employees. This code promotes:

•	compliance with applicable laws and regulations;

•	the prevention of conflicts of interests;

•	the fact that proper attention be given to people and the environment;

•	the protection of the group’s assets;

•	fairness in financial reporting; and

•	internal controls.

Training sessions are organized in relation to the principles set out in the code throughout the Group. The full text of the code is available on our website at www.lafarge.com. Amendments to, or waivers from one or more provisions of, the code will be disclosed on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

This table sets out the amount of fees billed for each of the last two fiscal years by our auditors, Deloitte & Associés, in relation to audit services, audit-related services, tax and other services provided to us.

	2004		2003		2002
	$	€	$	€	$	€

	(in millions)
Audit Fees	16.1	11.9	13.4	10.6	12.5	9.9
Audit-Related Fees	3.9	2.9	3.5	2.8	4.3	3.4
Tax Fees	2.6	1.9	1.0	0.8	0.6	0.5
Other Fees	—	—	—	—	1.4	1.1
Total Fees	22.6	16.7	17.9	14.2	18.8	14.9

Deloitte & Associés has responsibility for the audit of the accounts of all of our French and foreign subsidiaries (except for the accounts of Lafarge North America Inc., which are audited by Ernst & Young).

Fees billed by Deloitte & Associés in 2004 were pre-approved by the Audit Committee and by our Board of Directors.

Auditors’ pre-approval policies and procedures were approved by our Board of Directors in 2004 and are contained in its charter. These policies and procedures provide that the Audit Committee shall:

•
update every year the list of services that can be provided by the auditors in light of new rules and regulations in this area and insure that the fees paid by the group to its auditors for services other than audit services (due diligence prior to an acquisition or disposal of companies in the scope of consolidation, accounting advice and advice on control procedures prior to an acquisition, audit or advisory services for the benefit of third parties, specific procedures relating to the consolidation

Back to Contents

process, the review of information systems and internal control procedures, the provision of attestations, etc.) do not exceed 60% of the total amount of audit fees paid,

•
pre-approve audit fees relating to (i) the audit of Group’s financial statements (including Lafarge S.A. and its subsidiaries), (ii) the issuance of attestation or comfort letters in relation to the filing of a report or prospectus with a securities commission or another regulator, (iii) assistance in responding to the request of regulatory authorities, (iv) the issuance of an attestation relating to the Chairman’s report on internal controls required by French law and (v) advising on certain accounting treatments, the actual or potential impact of new laws and regulations, the interpretation of French GAAP, IASB, FASB pronouncements, rules of the Securities and Exchange Commission and any other rules published by a regulatory body,

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

This table set outs the percentage of fees paid in 2004 for audit-related, tax or other services that have been pre-approved.

Percentage of fees pre-approved versus total fees paid in 2004

Audit-Related Fees	100%
Tax Fees	100%
Other	N/A

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser”, as defined in Rule 10b-18 (a) under the Securities Exchange Act of 1934, as amended, made any purchase of the equity securities of Lafarge S.A. during the period covered by this report.

Back to Contents

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this registration statement from pages F-1 through F-96, incorporated herein by reference:

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

4.2.1
First Amendment to the Lafarge (U.S.) Holdings Agreement and Articles of Trust, dated May 23, 2003, among Lafarge S.A. and Alfred J. Ross of New York, New York, John H.F. Haskell, Jr. of New York, The Bank of New York, a New York banking corporation, as trustees.***

4.3
Lafarge Paris-Zurich Holdings Agreement and Articles of Trust, dated August 1, 2000, among Lafarge (U.S.) Holdings, Lafarge (Swiss) Holdings and Alfred J. Ross, John H.F. Haskell and The United States Trust Company, as trustees.**

4.3.1
Lafarge Paris-Zurich Holdings Agreement and Articles of Trust, dated May 23, 2003, among Lafarge S.A. and Alfred J. Ross of New York, New York, John H.F. Haskell, Jr. of New York, The Bank of New York, a New York banking corporation, as trustees.***

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

4.5.1
Lafarge (Venezuela) Holdings Agreement and Articles of Trust, dated May 23, 2003, among Lafarge S.A. and Alfred J. Ross of New York, New York, John H.F. Haskell, Jr. of New York, The Bank of New York, a New York banking corporation, as trustees.***

8	List of significant subsidiaries.*

10.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10 U.S.C. § 1350).*

10.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10 U.S.C. § 1350).*

11.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).*

11.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).*

*	Provided herewith.
**	Incorporated by reference to the Registration Statement on Form 20-F filed by Lafarge with the Securities and Exchange Commission on July 19, 2001.
***
Incorporated by reference to Exhibits 4.2.1, 4.3.1 and 4.5.1, respectively, to the Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 26, 2004.

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LAFARGE

By:

/s/ BERNARD KASRIEL
Bernard Kasriel
Chief Executive Officer

Date: March 25, 2005

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lafarge Paris, France:

We have audited the accompanying consolidated balance sheets of Lafarge S.A. and subsidiaries (“the Group”) as of December 31, 2004, 2003 and 2002 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004 (all expressed in euros). These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Lafarge North America Inc. (a consolidated subsidiary), which statements reflect total assets constituting 14%, 13% and 14% of consolidated total assets at December 31, 2004, 2003 and 2002 respectively, and total sales constituting 21%, 22% and 24% of consolidated total sales for each of the three years in the period ended December 31, 2004 respectively. Such financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Lafarge North America Inc., is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Lafarge S.A. and subsidiaries as of December 31, 2004, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in France.

Our audits also included auditing the adjustments to convert the consolidated financial statements of Lafarge North America Inc. into accounting principles generally accepted in France for the purpose of consolidation.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2004, and the determination of shareholders’ equity and financial position at December 31, 2004, 2003 and 2002, to the extent summarized in Notes 30, 31, 32 and 33.

Our audits also comprehended the translation of the euro amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (v). Such United States dollar amounts are presented solely for the convenience of the readers in the United States of America.

Deloitte & Associés
Paris, France
March 25, 2005

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Lafarge North America Inc.:

We have audited the consolidated balance sheets of Lafarge North America Inc. (a Maryland corporation and a majority-owned subsidiary of Lafarge) and subsidiaries as of December 31, 2004, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2004 (not presented separately herein). Our audits also included the financial statement schedule listed in the Index at Item 15(a) (not presented separately herein). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lafarge North America Inc. and subsidiaries at December 31, 2004, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company changed its method of accounting for asset retirement obligations. Also, as discussed in Note 19 to the consolidated financial statements, the Company changed the date used to measure pension and other postretirement benefit plan assets and obligations.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Lafarge North America Inc.’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 4, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
February 4, 2005

Back to Contents

LAFARGE

CONSOLIDATED FINANCIAL STATEMENTS OF INCOME

		Years ended December 31,
	Notes	2004 (Note 2 v)	2004	2003	2002

		(in million $ except per share data)	(in million €, except per share data)
Sales	(3)	19,543	14,436	13,658	14,610
Cost of goods sold		(13,041)	(9,633)	(9,088)	(9,734)
Selling and administrative expenses		(2,403)	(1,775)	(1,750)	(1,775)

Gross operating income		4,099	3,028	2,820	3,101
Depreciation	(3)	(1,224)	(904)	(886)	(969)

Operating income on ordinary activities	(3)	2,875	2,124	1,934	2,132
Gains on disposals, net	(5)	56	41	299	216
Other income (expenses), net	(6)	(284)	(210)	(177)	(525)
Operating income	(3)	2,647	1,955	2,056	1,823
Financial expenses, net	(7)	(700)	(517)	(568)	(521)

Income before income tax, share of net income of equity affiliates, amortization of goodwill and minority interests		1,947	1,438	1,488	1,302
Income tax	(8)	(335)	(247)	(425)	(448)

Income before share of net income of equity affiliates, amortization of goodwill and minority interests		1,612	1,191	1,063	854
Share of net income of equity affiliates	(4)	100	74	37	33
Amortization of goodwill	(10)	(180)	(133)	(135)	(158)
Minority interests	(20)	(357)	(264)	(237)	(273)

Net income		1,175	868	728	456

Earnings per share (euros)	(9)	6.98	5.16	4.92	3.52
Diluted earnings per share (euros)	(9)	6.77	5.00	4.77	3.49
Average number of outstanding shares (in thousands)	(9)	168,253	168,253	147,949	129,629

The accompanying notes are an integral part of these consolidated financial statements

Back to Contents

LAFARGE

CONSOLIDATED BALANCE SHEETS

		At December 31,
	Notes	2004 (Note 2 v)	2004	2003	2002

		(in million $)	(in million €)
ASSETS
Goodwill, net	(10)	5,033	3,718	4,149	4,633
Intangible assets, net	(10)	3,736	2,760	2,823	2,835
Property, plant and equipment, net	(11)	14,407	10,641	10,402	11,667
Investments in equity affiliates	(12)	319	236	383	652
Other investments	(13)	758	560	481	462
Other long-term assets	(14)	999	738	810	919

Long-term assets		25,252	18,653	19,048	21,168

Inventories, net	(15)	2,043	1,509	1,422	1,591
Accounts receivable-trade, net	(16)	2,781	2,054	1,754	1,816
Other receivables	(17)	1,222	903	977	955
Cash and cash equivalents *	(18)	2,238	1,653	1,634	1,109

Current assets		8,284	6,119	5,787	5,471

Total assets	(3)	33,536	24,772	24,835	26,639

SHAREHOLDERS’ EQUITY AND LIABILITIES
Common stock	(19)	926	684	669	532
Additional paid-in capital	(19)	8,123	6,000	5,798	4,546
Retained earnings		6,143	4,538	4,053	3,548
Cumulative translation adjustments		(3,716)	(2,745)	(2,335)	(1,645)

Shareholders’ equity		11,476	8,477	8,185	6,981

Minority interests	(20)	3,356	2,479	2,191	2,155
Other equity	(21)	157	116	118	134
Deferred taxes	(8)	990	731	870	979
Provisions	(22)	2,613	1,930	1,857	1,922
Long-term debt	(23)	9,406	6,948	7,370	10,271

Long-term liabilities		16,522	12,204	12,406	15,461

Accounts payable, trade		1,928	1,424	1,234	1,205
Other payables	(25)	1,980	1,463	1,685	1,938
Current portion of long-term debt	(23)	1,342	991	985	524
Short-term bank borrowings	(23)	288	213	340	530

Current liabilities		5,538	4,091	4,244	4,197

Total shareholders’ equity and liabilities		33,536	24,772	24,835	26,639

*	At December 31, 2004 and 2003 “Cash and cash equivalents” includes treasury shares for 69 million euros and 71 million euros respectively, which aim at covering employee stock purchase option plans.

The accompanying notes are an integral part of these consolidated financial statements

Back to Contents

LAFARGE

CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS

		Years ended December 31,
	Notes	2004 (Note 2 v)	2004	2003	2002

		(in million $)	(in million €)
NET CASH PROVIDED BY OPERATING ACTIVITIES
Net income		1,175	868	728	456
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests	(20)	357	264	237	273
Depreciation and amortization of assets and goodwill		1,404	1,037	1,021	1,127
Share of net income of equity affiliates less dividends received		(73)	(54)	(11)	(17)
Gains on disposals, net	(5)	(56)	(41)	(299)	(216)
Deferred income taxes and tax provisions		(253)	(187)	15	92
Other, net		306	226	108	241
Changes in operating working capital items (see analysis below)		(510)	(377)	290	(165)

Net cash provided by operating activities		2,350	1,736	2,089	1,791

NET CASH USED IN INVESTING ACTIVITIES
Capital expenditures	(3)	(1,534)	(1,133)	(864)	(1,149)
Investment in consolidated companies (1)		(418)	(309)	(218)	(337)
Investment in non-consolidated companies		(150)	(111)	(102)	(27)
Disposals (2)		777	574	603	725
Net (increase) decrease in other long-term assets		116	86	(92)	14

Net cash used in investing activities		(1,209)	(893)	(673)	(774)

NET CASH PROVIDED BY FINANCING ACTIVITIES
Proceeds from issuance of common stock		340	251	1,438	260
(Increase) decrease in treasury shares		—	—	—	(4)
Increase (decrease) in other equity		1	1	—	—
Dividends paid (including those paid to minority interests in subsidiaries)		(682)	(504)	(395)	(388)
Proceeds from long-term debt		1,297	958	173	642
Repayment of long-term debt		(2,414)	(1,783)	(2,042)	(751)
Increase (decrease) in short-term debt		384	284	(40)	(685)

Net cash (used in) provided by financing activities		(1,074)	(793)	(866)	(926)

Increase (Decrease) in cash and cash equivalents		67	50	550	91
Net effect of foreign currency translation on cash and cash equivalents		(41)	(31)	(105)	(183)
Treasury shares reclassification		—	—	80	—
Cash and cash equivalents at beginning of year		2,212	1,634	1,109	1,201

Cash and cash equivalents at end of year	(18)	2,238	1,653	1,634	1,109

(1) Net of cash and cash equivalents of companies acquired		66	49	25	—
(2) Net of cash and cash equivalents of companies disposed of		9	7	4	1

SUPPLEMENTAL DISCLOSURES
Analysis of changes in operating working capital items
(Increase) decrease in inventories		(146)	(108)	34	(40)
(Increase) decrease in accounts receivable-trade		(329)	(243)	(38)	446
(Increase) decrease in other receivables		22	16	(71)	11
Increase (decrease) in accounts payable-trade		192	142	86	(532)
Increase (decrease) in other payables		(249)	(184)	279	(50)
Cash payments during the period for
Interest expense		539	398	470	604
Income taxes		615	454	399	442

The accompanying notes are an integral part of these consolidated financial statements

Back to Contents

LAFARGE

CONSOLIDATED FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Outstanding shares	Treasury shares	Common stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustments	Shareholders’ equity	Comprehensive income

	(in number of shares)			(in million €)
Balance at January 1, 2002	130,145,800	1,864,372	521	4,324	3,389	(352)	7,882	724
Net income	—	—	—	—	460	(4)	456	456
Dividends paid	—	—	—	—	(297)	—	(297)	—
Issuance of common stock (dividend reinvestment plan)	1,400,494	—	5	127	—	—	132	—
Exercise of stock options	171,583	—	1	7	—	—	8	—
Employee stock purchase plan	708,718	—	3	42	—	—	45	—
Issuance of common stock (Cementia exchange offer)	453,838	—	2	46	—	—	48	—
Purchase of treasury shares	—	56,587	—	—	(4)	—	(4)	—
Change in translation adjustments	—	—	—	—	—	(1,289)	(1,289)	(1,289)

Balance at December 31, 2002	132,880,433	1,920,959	532	4,546	3,548	(1,645)	6,981	(833)

Net income	—	—	—	—	728	—	728	728
Dividends paid	—	—	—	—	(303)	—	(303)	—
Issuance of common stock	31,831,528	—	127	1,135	—	—	1,262	—
Issuance of common stock (dividend reinvestment plan)	2,391,039	—	10	111	—	—	121	—
Exercise of stock options	114,813	—	—	6	—	—	6	—
Treasury shares*	—	(1,122,989)	—	—	80	—	80	—
Change in translation adjustments	—	—	—	—	—	(690)	(690)	(690)

Balance at December 31, 2003	167,217,813	797,970	669	5,798	4,053	(2,335)	8,185	38

Net income	—	—	—	—	868	—	868	868
Dividends paid	—	—	—	—	(383)	—	(383)	—
Issuance of common stock (dividend reinvestment plan)	3,483,477	—	14	193	—	—	207	—
Exercise of stock options	217,788	—	1	9	—	—	10	—
Change in translation adjustments**	—	—	—	—	—	(410)	(410)	(410)

Balance at December 31, 2004	170,919,078	797,970	684	6,000	4,538	(2,745)	8,477	496

*	As of December 31, 2003, treasury shares, which aim at covering employee stock purchase option plans, were classified as short-term investments.
**	Of which (279) million euros related to the accounting for goodwill and market shares on foreign subsidiaries (Note 2(e) — Accounting for business combinations).

The accompanying notes are an integral part of these consolidated financial statements

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Business Description

As used herein, the terms “Lafarge S.A.” or “the parent company” refer to Lafarge, a société anonyme organized under French law, without its consolidated subsidiaries. The terms the “Group” or “Lafarge” refer to Lafarge S.A. together with its consolidated subsidiaries.

The Group is headquartered in France and specializes in the production of materials for the construction industry in all the world’s major markets. At December 31, 2004, the Group operated in the following business segments: Cement, Aggregates and Concrete, Roofing and Gypsum. The Group’s customers are from both the private and public sectors.

Lafarge is listed on the “Eurolist” (Euronext Paris S.A) and since July 23, 2001, on the New York Stock Exchange (“NYSE”).

Note 2 — Summary of Significant Accounting Policies

(a)	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the provisions of French accounting legislation and standards (“French GAAP”).

French GAAP differs in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of the main differences is set forth in Notes 30, 31 and 32.

(b)	Principles of consolidation

Investments over which the Group has direct or indirect control of more than 50% of the outstanding voting shares, or over which it exercises effective control, are fully consolidated. Control exists when the Group has the power directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

Investments in companies in which the Group and third party investors have agreed to exercise joint control are consolidated by the proportionate consolidation method with the Group’s share of the joint ventures results of operations, assets and liabilities recorded in the consolidated financial statements.

Investments in which the Group has an equity interest representing a voting right of more than 20% and over which the Group exercises significant influence, but not control, are accounted for under the equity method.

All other investments in affiliates, which are not consolidated, are accounted for at cost.

Revenues and expenses of subsidiaries acquired or disposed of during the year are recognized in the consolidated financial statements of income from the initial date of control or up to the date control was transferred, respectively.

All significant intercompany balances and transactions have been eliminated in consolidation. With respect to proportionately consolidated companies, intercompany transactions are eliminated on the basis of the Group’s interest in the entity involved.

(c)	Use of estimates

The preparation of financial statements in conformity with French GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, such as depreciation and provisions, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

could differ from the estimates. Significant estimates made by the management in the preparation of these financial statements include assumptions used for pension liabilities, deferred taxes, valuation estimates for long-lived assets and other investments, reserves as well as recorded and disclosed amounts for certain financial instruments.

(d)	Translation of financial statements denominated in foreign currencies

The functional currency of the Group’s foreign subsidiaries is the applicable foreign currency except for enterprises operating in hyper-inflationary economies. The accounts of foreign subsidiaries outside the Euro zone are translated into the Euro using the year end closing rate of exchange for all balance sheet accounts and the average annual rate of exchange is applied to revenues, expenses and amounts presented on the statements of cash flows. The resulting translation adjustments are included as a separate component of shareholders’ equity.

For companies that operate in countries, which have been designated as hyper-inflationary, fixed assets, investments and operating supplies are not revalued and the original values are translated to U.S. dollar, which is considered by the Group as the functional currency in these countries, at historical rates of exchange. Revenues and expenses are translated to this functional currency using the exchange rates of the month of the transaction date. Translation gains and losses arising from the translation of revenues and expenses are included in income. In defining hyper-inflationary, the Group employs criteria, which include characteristics of the economic environment, such as inflation and foreign currency exchange rate fluctuations, and evaluates this information in relation to its economic exposure in the subsidiaries’ operations.

As at December 31, 2004, Turkey is the only country for which this treatment is applied.

The exchange rates for the translation of main currencies were as follows:

1 for euro monetary unit	2004		2003		2002
	Average rate	Year end rate	Average rate	Year end rate	Average rate	Year end rate

Brazilian real (BRL)	0.2748	0.2763	0.2871	0.2727	0.3619	0.2690
Canadian dollar (CAD)	0.6184	0.6092	0.6320	0.6160	0.6743	0.6065
Chilean peso (CLP)	0.0013	0.0013	0.0013	0.0013	0.0015	0.0013
Chinese yuan (CNY)	0.0972	0.0887	0.1068	0.0957	0.1279	0.1152
Egyptian pound (EGP)	0.1295	0.1186	0.1499	0.1277	0.2290	0.2062
British pound (GBP)	1.4736	1.4183	1.4452	1.4188	1.5903	1.5373
Moroccan dirham (MAD)	0.0905	0.0889	0.0922	0.0902	0.0961	0.0937
Malaysian ringitt (MYR)	0.2116	0.1932	0.2326	0.2083	0.2784	0.2509
Nigerian naira (NGN)	0.0060	0.0055	0.0068	0.0057	0.0088	0.0075
Philippine peso (PHP)	0.0143	0.0131	0.0163	0.0143	0.0205	0.0178
Polish zloty (PLN)	0.2206	0.2448	0.2273	0.2127	0.2595	0.2487
U.S. dollar (USD)	0.8043	0.7342	0.8842	0.7918	1.0582	0.9536
Venezuelan bolivar (VEB)	0.0004	0.0004	0.0006	0.0005	0.0009	0.0007
South African rand (ZAR)	0.1247	0.1300	0.1172	0.1201	0.1010	0.1110

(e)	Business combinations

Since January 1, 1989, all business combinations have been accounted for using the purchase method of accounting. Under this method, assets and liabilities acquired by the Group are recorded at their fair value. Under the purchase method, the excess of the purchase price over the fair value of the net assets acquired, if any, is allocated to goodwill. Before January 1, 1989, positive and negative goodwill were written off against retained earnings.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

When the Group initially acquires a controlling interest in a business, any portion of the assets and liabilities retained by minority shareholders is also recorded at its fair value.

Accordingly, if the Group subsequently acquires the assets and liabilities considered held by minority shareholders, no additional fair value adjustment is recorded at that time.

Initial estimates of fair values are finalized within a one-year allocation period. Subsequent to this period, releases of estimated provisions in excess of the actual costs incurred related to the purchase price allocation are applied to goodwill.

Non-amortizable intangible assets, such as market share, are recognized through the purchase price allocation to the extent that they can be valued using a sufficiently accurate and objective method based on economic benefits. This value is reviewed periodically on the same basis.

The Group amortizes goodwill on a straight-line basis over the estimated period of benefit, up to 40 years, which reflects the long-term nature of our business.

Negative goodwill is amortized into income on a rational, systematic basis, based upon estimates of future operating results of the acquiree at the date of the acquisition.

Prior to January 1, 2004, the Group recorded goodwill and market shares relating to the acquisition of foreign subsidiaries, joint ventures and equity investments prior to January 1, 2001, in the currency of the acquirer. Starting January 1, 2004, such goodwill and market shares are recorded in the currency of the acquiree. This accounting method reduces the net value of goodwill by 176 million euros and the value of market shares by 113 million euros against cumulative translation adjustments.

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

Other income (expenses) results from operations and includes net restructuring costs, depreciation, provisions for litigation and other non-recurring items.

(h)	Intangible assets

Intangible assets include software, mineral rights, and real estate development rights. Market shares, which are valued as described in Note 2 (e), are not amortized.

Intangible assets are amortized using the straight-line method over their useful lives ranging from 3 to 5 years, except for mineral rights, which are amortized based upon tonnes extracted, and real estate development rights, which are amortized over the estimated life of the development program.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(i)	Property, plant and equipment

Property, plant and equipment is recorded at historical cost. The Group capitalizes assets financed through capital leases where the lease arrangement transfers to the Group substantially all the benefits and risks of ownership. Lease arrangement are evaluated upon the following criteria:

•	leased assets expected period of future benefit in relation to the assets’ useful lives,

•	the total future payments in relation to the fair value of the financed assets,

•	existence of transfer of ownership,

•	existence of a favorable purchase option.

Interest on borrowings directly related to the financing of construction projects and incurred during development activities is capitalized to project costs.

Depreciation on property, plant and equipment is calculated as follows:

•	Land is not depreciated.

•	Mineral reserves consisting of proven and probable limestone, gypsum and aggregates reserves are depleted using the units-of-production method,

•	Buildings are depreciated using the straight-line method over estimated useful lives varying from 20 years for industrial buildings to 50 years for offices or residential properties.

•	Plant, machinery, equipment and installation costs are depreciated using the straight-line method over their estimated useful lives, ranging from 8 to 30 years.

The historical cost of assets are classified into specific cost categories based upon their distinct characteristics. Each cost category represents components with specific useful lives.

(j)	Other investments

Other investments, which consist either of shares held in non consolidated companies or shares in listed companies treated as long-term equity investments are recorded at the lower of historical cost or net realizable value, assessed on an individual investment basis. The net realizable value is measured according to such criteria as the Group share of net assets, the stock price or expected future profitability, weighted by the effects of holding these investments in terms of the Group’s strategy, or synergy with existing businesses.

(k)	Impairment of long-lived assets

Goodwill and market share

The net book value of goodwill and market share is reviewed annually to take into consideration factors that may have affected the assets value and recoverability. Our four Divisions have been considered as the four segments of the Group including reporting units, defined as being in general the activity of a segment in a country. In some specific cases, a reporting unit may be composed of different activities in one or several countries, or similar activities in several countries. The reporting unit is the level used by the Group to organize and present activities and results in its internal reporting.

In its goodwill and market share impairment test, the Group uses a combination of a market approach and an income approach. In the market approach, we compare the carrying value of our reporting units with multiples of their Gross Operating Income. For reporting units presenting an impairment risk according to the market approach we then use the income approach. In the income approach, we estimate the discounted value of the sum of the expected future cash flows. If the carrying value of the reporting unit is higher than the

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

measured fair value of the related assets and liabilities, the Group records extraordinary amortization of goodwill and market share to reduce the carrying value of the reporting unit to its determined fair value.

Evaluations for impairment are significantly impacted by estimates of future prices for our products, the evolution of expenses, economic trends in the local and international construction sector, the expectations on long-term development of emerging markets and other factors. This also depends on the discount rates and perpetual growth rates used. The Group has defined country specific discount rates for each of its reporting units based on their Weighted Average Cost of Capital. In some cases, the Group uses a third party valuation as part of its impairment test.

The Group early adopted the regulation CRC 2002-10 relative to depreciation of assets.

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

In case of revisions in depreciable lives to reflect changes in operating lives of assets including changes due to restructuring or planned replacements of assets, a depreciation charge is recorded in the line item “other income and expenses”.

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

The Group enters into financial derivative contracts for hedging purposes only. These transactions are executed in order to reduce its exposure to changes in interest rates and foreign currency exchange rates on firm or highly probable commitments.

Forward exchange contracts and foreign currency swaps are used to hedge foreign currency exchange rate exposures. Unrealized gains and losses on these investments are recorded in the carrying amount of the hedged asset or liability on firm commitments. Contract premiums are amortized ratably over the term of the hedge arrangement.

The Group enters into various interest rate swaps to manage its interest rate exposure. The objective of the swaps is, depending on the circumstances, to modify instruments from fixed rate to floating and floating rate to fixed. The difference between interest payable and receivable is recognized as interest expense or interest income.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(o)	Pensions, end of service benefits and other post retirement benefits

Defined contribution plans

The Group accounts for pension costs related to defined contribution pension plans as they are incurred.

Defined benefit plans

Estimates of the Group’s pension and end of service benefit obligations are calculated annually with the assistance of independent actuaries, using the projected unit credit method. This method considers best estimate actuarial assumptions including, the probable future length of the employees’ service, the employees’ final pay, the expected average life span and probable turn-over of beneficiaries.

The Group’s obligations are discounted by country based upon discount rates appropriate in the circumstances. The obligations are recognized based upon the proportion of benefits earned by employees as services are rendered.

Assets held by external entities to fund future benefit payments are valued at fair value.

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

Other post-retirement benefits

Certain of the Group’s subsidiaries grant to their employees and dependants post-retirement medical coverage or other types of post-employment benefits. These costs are calculated based upon actuarial determinations and are recorded over the expected average remaining service lives of the employees.

(p)	Restructuring

Reserves for restructuring costs are provided when the restructuring plans have been finalized and approved by the Group’s management, have been announced before the balance sheet date and result in an obligation to third parties. Such costs may include estimated facility closing costs and employees’ severance and termination benefits.

Where a business combination has occurred, restructuring costs related to capacity reductions of the acquirer which are a consequence of overcapacity and costs related to capacity reductions of the acquiree are included in the cost of the acquisition.

(q)	Site restoration

Where the Group is legally, contractually or constructively required to restore a quarry site, the estimated costs of site restoration are accrued and amortized to cost of goods sold ratably, on a unit-of-production basis, over the operating life of the quarry. The estimated future costs for known restoration requirements are determined on a site by site basis and, are calculated based on the present value of estimated future costs.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(r)	Environmental costs

Costs that result in future economic benefits such as extending useful lives, increased capacity, safety or, those costs incurred to mitigate or prevent future environmental contamination are capitalized. When the Group determines that it is probable that a liability for environmental costs exists, an undiscounted estimate of the future remediation is recorded as a provision without the offset of potential insurance recoveries. Environmental costs, which are not included above, are expensed as incurred.

(s)	Product warranties

The Group’s warranty policy generally provides a 30-year coverage for roofing tile. The Group’s policy is to accrue the undiscounted estimated cost of warranty coverage at the time the sale is recorded.

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

The Group is committed to improving its manufacturing process, maintaining product quality and meeting existing and future customer needs. These objectives are pursued through various programs. Research and development costs which are expensed as incurred, were 54 million euros, 56 million euros and 55 million euros for 2004, 2003 and 2002, respectively.

(v)	Convenience translation

The consolidated balance sheet and consolidated financial statements of income and cash flows include the presentations of amounts as of and for the year ended December 31, 2004 denominated in U.S. dollars (“$” or “U.S. dollar”). These amounts are presented for the convenience of the reader and have been prepared using an exchange rate of 1.00 euro to $1.3538, which was the Noon Buying Rate on December 31, 2004. Such translation should not be construed as representation that the Euro amount has been, could have been, or could in the future be, converted into U.S. dollar at that or any other exchange rate.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3 — Business Segment and Geographic Area Information

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the enterprise’s chief operating decision makers in order to allocate resources and assess performance.

Group operates in the following four business segments: Cement, Aggregates and Concrete, Roofing and Gypsum, each of which represent separately managed strategic business units that have different capital requirements and marketing strategies. Each of the business segments is managed separately because each business segment develops, manufactures and sells distinct products.

Group management internally evaluates its performance based upon operating income on ordinary activities (defined as operating income before net gains on disposals and other expenses, net) and capital employed (defined as the total of goodwill, intangible and tangible assets, investments in equity affiliates and working capital) as disclosed in its business segment and geographic area information.

•	The Cement segment produces and sells a wide range of cement and hydraulic binders adapted to the needs of the construction industry.

•	The Aggregates and Concrete segment produces and sells aggregates, ready mix concrete, other concrete products and other products and services related to paving activities.

•	The Roofing segment produces and sells roof tiles, roofing accessories and chimney systems.

•	The Gypsum segment mainly produces and sells drywall for the commercial and residential construction sectors.

The accounting policies applied to the segment earnings are in agreement with those described in Note 2.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Business segment information

	Cement	Aggregates and Concrete	Roofing	Gypsum	Other	Total

	(in million €)
2004
Gross sales	7,403	4,761	1,493	1,353	51	15,061
Less: intersegment	(593)	(14)	—	(13)	(5)	(625)

Sales	6,810	4,747	1,493	1,340	46	14,436
Depreciation	(511)	(187)	(114)	(67)	(25)	(904)
Operating income on ordinary activities	1,567	337	150	129	(59)	2,124
Operating income	1,489	346	112	129	(121)	1,955
Share of net income of equity affiliates	40	4	11	13	6	74
Investments in equity affiliates	70	19	81	48	18	236
Goodwill, net	2,072	722	720	203	1	3,718
Capital employed	12,122	3,313	2,104	1,090	305	18,934
Total assets	14,020	4,797	2,536	1,436	1,983	24,772
Capital expenditures	631	285	124	48	45	1,133

2003
Gross sales	6,945	4,483	1,510	1,204	106	14,248
Less: intersegment	(562)	(18)	—	(10)	—	(590)

Sales	6,383	4,465	1,510	1,194	106	13,658
Depreciation	(491)	(192)	(116)	(66)	(21)	(886)
Operating income on ordinary activities	1,466	283	142	84	(41)	1,934
Operating income	1,431	309	88	74	154	2,056
Share of net income of equity affiliates	42	5	8	12	(30)	37
Investments in equity affiliates	218	15	75	42	33	383
Goodwill, net	2,400	715	798	188	48	4,149
Capital employed	12,324	3,080	2,180	1,123	284	18,991
Total assets	14,365	4,617	2,592	1,381	1,880	24,835
Capital expenditures	502	172	88	58	44	864

2002
Gross sales	7,520	4,787	1,538	1,155	210	15,210
Less: intersegment	(572)	(19)	—	(9)	—	(600)

Sales	6,948	4,768	1,538	1,146	210	14,610
Depreciation	(545)	(216)	(116)	(69)	(23)	(969)
Operating income on ordinary activities	1,606	336	132	51	7	2,132
Operating income	1,694	349	72	8	(300)	1,823
Share of net income of equity affiliates	49	3	10	8	(37)	33
Investments in equity affiliates	248	15	72	33	284	652
Goodwill, net	2,704	796	888	183	62	4,633
Capital employed	13,584	3,220	2,415	1,177	610	21,006
Total assets	15,417	4,835	2,856	1,423	2,108	26,639
Capital expenditures	707	212	90	83	57	1,149

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Geographic area information

	2004			2003			2002

	Sales	Property, plant and equipment, net	Capital employed	Sales	Property, plant and equipment, net	Capital employed	Sales	Property, plant and equipment, net	Capital employed

	(in million €)
Western Europe	6,020	4,316	8,440	5,776	4,309	8,532	6,005	4,455	9,113
Of which:
France	2,238	1,140	1,686	2,036	1,074	1,611	2,007	1,052	1,587
Germany	583	807	1,101	624	841	1,137	642	846	1,529
Spain	464	279	753	464	270	938	616	271	1,074
United Kingdom	1,391	1,000	2,425	1,376	1,039	2,460	1,483	1,166	2,513
North America	3,938	2,550	4,203	3,840	2,621	4,230	4,405	3,077	4,955
Of which:
United States	2,552	1,850	3,122	2,549	1,931	3,160	3,071	2,373	3,883
Canada	1,386	700	1,081	1,291	690	1,070	1,334	704	1,072
Mediterranean Basin	534	477	788	530	501	861	562	628	1,031
Central and Eastern Europe	746	712	1,182	696	644	1,098	661	713	1,124
Latin America	579	409	792	613	384	861	720	416	892
Africa	1,190	477	827	921	468	913	869	580	969
Asia / Pacific	1,429	1,700	2,702	1,282	1,475	2,496	1,388	1,798	2,922

Total	14,436	10,641	18,934	13,658	10,402	18,991	14,610	11,667	21,006

Note 4 — Share of Net Income of Equity Affiliates

The share of net income of equity affiliates determined in accordance with equity method consolidation principles is shown in the Group’s consolidated statement of income on a specific line “share of net income of equity affiliates”.

The following details the Group’s share of the operations of equity affiliates:

	Years ended December 31,
	2004	2003	2002

	(in million €)
Operating income on ordinary activities	116	164	146
Gain on disposals, net	—	—	—
Other expenses, net	(2)	(46)	(21)
Financial expenses, net	(8)	(34)	(41)
Income tax	(32)	(47)	(51)

Share of net income of equity affiliates	74	37	33

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 — Gains on Disposals, Net

Components of gains on disposals, net are as follows:

	Years ended December 31,
	2004	2003	2002

	(in million €)
Gain on disposals of consolidated subsidiaries, net	13	139	24
Gain on sale of other long-term assets, net	28	160	192

Gains on disposals, net	41	299	216

The tax effect on capital gains and losses is mentioned in the reconciliation of effective tax rate (Note 8(b) – Income tax and Deferred income taxes).

Note 6 — Other Income (Expenses), Net

Components of other income (expenses), net are as follows:

	Years ended December 31,
	2004	2003	2002

	(in million €)
Restructuring costs	(35)	(65)	(89)
Depreciation	(109)	(35)	(47)
Litigations	(27)	(20)	(313)
Other expenses, net	(39)	(57)	(76)

Other income (expenses), net	(210)	(177)	(525)

In 2004, “Depreciation” includes a real estate development rights depreciation for an amount of 45 million of euros (estimate based on a third-party valuation).

In 2004, this line also includes a write-off of our Indonesian assets (Cement business) of 38 million euros related to the tsunami damages that occurred on December 26, 2004. In addition, “Other expenses, net” includes expected insurance proceeds to be received for 33 million euros related to the above mentioned damages.

In 2002, “Litigations” includes a provision of 300 million euros related to the risk arising from the “competition” litigation risk (Note 27 — Litigations).

The related tax effect is mentioned in the reconciliation of effective tax rate (Note 8(b) — Income tax and Deferred income taxes).

Note 7 — Financial Expenses, Net

Components of financial expenses, net are as follows:

	Years ended December 31,
	2004	2003	2002

	(in million €)
Interest income	51	78	103
Interest expense	(434)	(518)	(571)

Net interest income (expenses)	(383)	(440)	(468)
Exchange gains (losses), net	(41)	(75)	66
Other financial expenses, net	(93)	(53)	(119)

Financial expenses, net	(517)	(568)	(521)

Interest expense is reported net of capitalized interest costs for construction projects of 2 million euros in 2004 (7 million euros in 2003 and 40 million euros in 2002).

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 — Income Tax and Deferred Income Taxes

Pursuant to the provisions of the French Tax Code (Article 209 quinquies), and in accordance with a tax agreement from the French Tax Authorities, the parent company has filed a world-wide consolidated tax return till December 31, 2003. This regime provides that the basis for income tax computation of the parent company is not limited to French consolidated subsidiaries but also applies to foreign entities in which Lafarge owns more than 50%. Under this provision, the parent company’s consolidated taxable income is calculated based upon the rules of French Tax Law for its operations in France as well as those of its greater than 50% owned foreign subsidiaries.

Within certain limits, the French Tax Code allows for the reduction of the taxable income of profitable companies by the offsetting of taxable losses of other entities. French income tax payable, as determined by the method described above, allows for the application of foreign taxes, due in local jurisdictions and related to greater than 50% owned foreign entities, to be applied as a credit to income taxes due in France. This tax agreement covered the December 2002 and 2003 periods, detailed in this report, and expired on December 31, 2003.

The income tax expense for each period prior fiscal 2004 is equal to the amount paid or payable in the short term to the tax authorities for the respective year, in accordance with the tax rules and rates that were applicable in the various countries, taking into account the taxation regime described above.

The Group decided not to renew the agreement beyond December 31, 2003.

The Group computes income tax for fiscal year 2004, in accordance with the prevailing tax legislation in the countries where the income is earned.

(a)	Income tax

Components of the income tax are as follows:

	Years ended December 31,
	2004	2003	2002

	(in million €)
Current income tax	439	432	346

French companies	42	7	34
Foreign companies	397	425	312

Deferred income tax	(192)	(7)	102

French companies	(100)	(9)	15
Foreign companies	(92)	2	87

Income tax	247	425	448

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Effective tax rate

For the years ended December 31, 2003 and 2002, the Group’s effective tax rate was reconciled to the world-wide tax consolidation rate i.e. 33.33%. For the year ended December 31, 2004, the Group’s effective tax rate is reconciled to the statutory tax rate applicable in France i.e. 35.43%.

A reconciliation of the statutory tax rate to the Group’s effective tax rate is as follows:

	Years ended December 31,
	2004	2003	2002
	%	%	%

Statutory tax rate	35.4	33.3	33.3
Reevaluations *	(2.5)	—	—
Changes in enacted tax rates notably in Greece (2004) and in Canada (2003) *	(2.0)	0.3	—
Restructuring *	(8.9)	—	—
Capital gains taxed at a reduced rate	(1.0)	(2.4)	(1.3)
Provision for “Competition” litigation risk	—	—	7.6
Effect of foreign tax rate differentials	(3.8)	—	—
Changes in valuation allowance on deferred tax assets	1.0	0.3	(1.8)
Other	(1.0)	(2.9)	(3.4)

Effective tax rate	17.2	28.6	34.4

*
These items give rise to an effect of (13.4)% on the effective tax rate 2004, and result to non-recurring tax savings for an amount of 193 million euros. These tax savings arose from tax efficient restructurings, from assets reevaluation allowed in several countries and from the enactment of lower tax rates notably in Greece. Excluding these non-recurring tax savings, effective tax rate would be 30.6% in 2004.

(c)	Deferred tax assets and liabilities

Components of the deferred tax balances are as follows:

	At December 31,
	2004	2003	2002

	(in million €)
Pensions and other post-retirement benefits	140	186	177
Property, plant and equipment	229	210	361
Provisions and other current liabilities	171	180	195
Restructuring provisions	13	17	61
Net operating loss and tax credit carry forwards	568	471	553
Net capital loss carry forwards	373	569	225

Deferred tax assets	1,494	1,633	1,572

Valuation allowance	(523)	(716)	(582)

Net deferred tax assets	971	917	990

Property, plant and equipment	1,399	1,504	1,522
Prepaid pension assets	135	169	205
Other, net	168	114	242

Deferred tax liabilities	1,702	1,787	1,969

Net deferred tax liabilities	731	870	979

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Tax credit and capital loss carry forwards

At December 31, 2004, the Group has net operating loss and tax credit carry forwards and capital loss carry forwards of approximately 1,719 million euros and 1,362 million euros respectively, which will expire as follows:

	NOL’s and tax credits carry forwards	Capital loss carry forwards	Total

	(in million €)
2005	236	1	237
2006	64	55	119
2007	157	26	183
2008	44	102	146
2009	73	3	76
2010 and thereafter	1,145	1,175	2,320

Total	1,719	1,362	3,081

Note 9 — Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year adjusted to include any dilutive potential common shares.

Potential common shares include share options and convertible securities issued by the Group on its own common shares.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Years ended December 31,
	2004	2003	2002

Numerator (in million €)
Net income	868	728	456

Interest expense on convertible debt (“OCEANE”)	30	30	—

Adjusted net income	898	758	456

Denominator (in thousands of shares)
Weighted average number of shares outstanding	168,253	147,949	129,629

Effect of dilutive securities – stock options	575	310	918
Effect of dilutive securities – convertible debt (“OCEANE”)	10,769	10,769	—

Total potential dilutive shares	11,344	11,079	918

Weighted average number of shares outstanding – fully diluted	179,597	159,028	130,547

Basic earnings per share (euros)	5.16	4.92	3.52

Diluted earnings per share (euros)	5.00	4.77	3.49

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 — Goodwill and Intangible Assets, Net

(a)	Changes in goodwill, net

	2004	2003	2002

	(in million €)
Goodwill, net, at January 1	4,149	4,633	4,974
Amortization	(133)	(135)	(158)
Additions	132	135	145
Disposals	(85)	(19)	(35)
Acquisition adjustments	(26)	(125)	134
Translation adjustments *	(319)	(340)	(427)

Goodwill, net, at December 31	3,718	4,149	4,633

*
Prior to January 1, 2004, the Group recorded goodwill relating to the acquisition of foreign subsidiaries, joint ventures and equity investments prior to January 1, 2001, in the currency of the acquirer. Starting January 1, 2004, such goodwill is recorded in the currency of the acquiree. This accounting method reduces the net value of goodwill by 176 million euros.

Amortization includes impairment charges for 14 million euros and 18 million euros at December 31, 2004 and 2003 respectively.

The acquisition adjustments include adjustments, which arise from the finalization of the purchase price allocation to the fair value of acquired assets and liabilities assumed on business combinations.

Goodwill recognized before January 1, 1989 was written off against retained earnings. The analysis of the residual net amount of this goodwill had it been recorded in the balance sheet and subsequently amortized is as follows:

	2004	2003	2002

	(in million €)
Goodwill, net, at January 1	57	60	63
Amortization	(3)	(3)	(3)
Disposals	—	—	—

Goodwill, net, at December 31	54	57	60

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Changes in intangible assets, net

	Market share	Other	Total

	(in million €)
At January 1, 2002	2,949	486	3,435
Additions	6	52	58
Disposals	(58)	(56)	(114)
Other changes	(42)	6	(36)
Translation adjustments	(252)	(33)	(285)

At December 31, 2002	2,603	455	3,058
Accumulated depreciation	—	(223)	(223)

Net book value at December 31, 2002	2,603	232	2,835

At January 1, 2003	2,603	455	3,058
Additions	4	66	70
Disposals	—	(34)	(34)
Other changes	(4)	191	187
Translation adjustments	(182)	(44)	(226)

At December 31, 2003	2,421	634	3,055
Accumulated depreciation	—	(232)	(232)

Net book value at December 31, 2003	2,421	402	2,823

At January 1, 2004	2,421	634	3,055
Additions	—	130	130
Disposals	—	(12)	(12)
Other changes	—	78	78
Translation adjustments *	(150)	(15)	(165)

At December 31, 2004	2,271	815	3,086
Accumulated depreciation	(1)	(325)	(326)

Net book value at December 31, 2004	2,270	490	2,760

*
Prior to January 1, 2004, the Group recorded market shares relating to the acquisition of foreign subsidiaries, joint ventures and equity investments prior to January 1, 2001, in the currency of the acquirer. Starting January 1, 2004, such market shares are recorded in the currency of the acquiree. This accounting method reduces the value of market shares by 113 million euros.

The following table presents details of other intangible assets:

	At December 31, 2004
	Gross carrying amount	Accumulated amortization	Net

	(in million €)
Software	263	158	105
Real estate development rights	103	56	47
Mineral rights	117	31	86
Other intangible assets	332	80	252

Other intangible assets	815	325	490

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Acquisitions

•	Acquisition of Hupfer Holding AG

In May 2004, Financière Granulats acquired a 100% interest in the shares of Hupfer Holding AG for 69 million euros. Hupfer Group operates in Aggregates and Ready-Mix businesses mainly in Switzerland and in France.

This transaction has been accounted for using the purchase method of accounting. The resulting goodwill arising from this transaction was 31 million euros.

•	Acquisition of Lafarge Gypsum in Asia minorities

In May 2004, Lafarge Gypsum International (“LGI”) purchased the residual 14.21% minority interests in Lafarge Gypsum in Asia for a total amount of 34 million euros. Lafarge Boral Gypsum in Asia is now owned 50% by Lafarge.

This transaction has been accounted for using the purchase method of accounting. The resulting goodwill arising from the transaction was 15 million euros.

•	Acquisition of The Concrete Company

In April 2004, Lafarge Building Materials Inc, a wholly owned subsidiary of Blue Circle North America, completed the acquisition of the ready-mixed concrete and cement assets of The Concrete Company located in the southeastern United States for a total amount of 87 million euros.

This transaction has been accounted for using the purchase method of accounting. The resulting goodwill arising from the transaction was 34 million euros.

•	Acquisition of Halla Cement minorities

In January 2004, Lafarge acquired an additional 10.2% interest in Lafarge Halla Cement, a company based in South Korea and engaged in the production of cement, for 57 million euros (before net cash acquired of 41 million euros).

Lafarge Halla Cement was accounted for using the proportionate method for the years 2002 and 2003 and is fully consolidated in 2004. This change in consolidation method has no material impact on the consolidated financial statements.

This transaction has been accounted for using the purchase method of accounting. No goodwill resulted from this operation.

•	Acquisition Lafarge Polska

In November 2003, Sodil (Société de Développement Industriel Lafarge) acquired the residual 23% interest in the shares of its subsidiary Lafarge Polska for approximately 84 million euros. Lafarge Polska is a cement company located in Poland already fully consolidated in the Lafarge Group.

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

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On December 31, 2004, the Group has finalized the goodwill calculation. The final goodwill amounts to 5 million euros.

•	Acquisition of Gyproc

In February 2003, the Group acquired the gypsum boards operations of Gyproc group for approximately 63 million euros. Gyproc has a business of Gypsum in Germany, Poland and Central Europe.

Moreover cash acquired amounts to 21 million euros, which means the net investment amounts to 42 million euros.

This transaction has been accounted for using the purchase method of accounting. The purchase price, at December 31, 2003, has been allocated as follows (in million euros):

Purchase price	63
Fair value of the net assets acquired	(41)

Goodwill, net	22

•	Acquisition of Limay Grinding Mill Corporation

In August 2003, Lafarge acquired a 100% interest in the shares of Limay Grinding Mill Corporation in the Philippines for 22 million euros. This transaction has been accounted for using the purchase method of accounting. The resulting goodwill arising from this transaction was 18 million euros.

•	Acquisition of Kedah Cement Group

In December 2002, the Group through its 60.83%-owned subsidiary Malayan Cement Berhad (MCB), acquired the remaining 22.59% equity interest in the Kedah Cement group not already owned by MCB, for approximately 57 million euros. Kedah Cement is a group based in Malaysia and engaged in the production of cement.

This transaction has been accounted for using the purchase method of accounting. The resulting goodwill arising from this transaction was 37 million euros.

•	Acquisition of Cementia Holding AG minorities

In May 2002, Lafarge proposed to acquire the residual 2.95% interest in the shares of its subsidiary Cementia Holding AG, a Swiss publicly-traded company, pursuant to an offer to exchange shares and a minority interest buy-out as required by Swiss law. The Group issued 453,838 new shares, with a fair value of 49 million euros for all the outstanding shares. As a consequence, the Group owns 100% of Cementia Holding AG’ shares as of December, 31 2002.

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

This transaction has been accounted for using the purchase method of accounting. The purchase price, at December 31, 2002, has been allocated as follows (in million euros):

Purchase price	40
Fair value of the net assets acquired	(39)

Goodwill, net	1

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Acquisition of Beocinska Fabrika Cementa

In April 2002, in connection with the Serbian government’s privatization policy, the Group acquired a 69.4% interest in the Beocinska Fabrika Cementa company for 60 million euros.

This transaction has been accounted for using the purchase method of accounting. The purchase price, at December 31, 2002, has been allocated as follows (in million euros):

Purchase price	60
Fair value of the net assets acquired	(12)

Goodwill, net	48

Subsequent to the acquisition, the Group sold 49.98% of its interest in 2002. The Group’s indirect ownership interest at December 31, 2002 is 34.72%.

On December 31, 2004, the Group has increased its interests in Beocinska Fabrika Cementa assets to 42.04%. This additional acquisition resulted in a goodwill of 4 million euros.

•	Acquisition of PT Semen Andalas Indonesia

In January 2002, the Group acquired for approximately 11 million euros, an additional 12.33% interest in PT Semen Andalas Indonesia, a company based in Indonesia and engaged in the production of cement. Previously, the Group held an 87.66% interest in PT Semen Andalas Indonesia. Following the transaction, the Group’s interest increased to 99.99%.

This transaction has been accounted for using the purchase method of accounting. The resulting goodwill arising from this transaction was 7 million euros.

•	Acquisition of Continental Gypsum

In January 2002, Lafarge North America Inc. acquired Continental Gypsum. Continental Gypsum was an independent drywall manufacturer, based in Newark, New Jersey with an annual production capacity of 28 million square meters. The purchase price for the Continental Gypsum plant and other assets was approximately 32 million euros.

This transaction has been accounted for using the purchase method of accounting. The purchase price, at December 31, 2002, has been allocated as follows (in million euros):

Purchase price	32
Fair value of the net assets acquired	(20)

Goodwill, net	12

•	Other acquisitions

In addition to the acquisitions described separately in this note, several other relatively minor acquisitions in all of the Group’s segments were consummated in 2004, 2003 and 2002. All such acquisitions were accounted for using the purchase method of accounting. The aggregate cost of these acquisitions was 104 million euros, 60 million euros and 88 million euros in 2004, 2003 and 2002, respectively.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Pro forma information

The table below reflects unaudited pro forma combined results of the Group as if acquisitions had taken place at the beginning of each period presented:

	Years ended December 31,
	2004	2003	2002

Sales	14,482	13,668	14,617
Net income	870	726	455
Earnings per share	5.17	4.91	3.51
Diluted earning per share	5.01	4.75	3.49

The pro-forma results are for illustrative purposes only and are not necessarily indicative of the operating results that would have occurred had the business acquisitions been consummated at that date, nor are they necessarily indicative of future operating results.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — Property, Plant and Equipment, Net

(a)	Changes in property, plant and equipment

	Mineral reserves and land	Buildings	Machinery, equipment, fixtures and fittings	Construction in progress	Total

	(in million €)
At January 1, 2002	2,244	3,255	15,033	1,655	22,187
Additions	17	39	240	801	1,097
Disposals	(90)	(133)	(496)	(3)	(722)
Change in scope of consolidation	(9)	10	(148)	(1)	(148)
Other changes	84	206	1,089	(1,263)	116
Translation adjustments	(276)	(311)	(1,504)	(211)	(2,302)

At December 31, 2002	1,970	3,066	14,214	978	20,228
Accumulated depreciation	(280)	(1,486)	(6,776)	(19)	(8,561)

Net book value at December 31, 2002	1,690	1,580	7,438	959	11,667

At January 1, 2003	1,970	3,066	14,214	978	20,228
Additions	12	23	183	580	798
Disposals	(35)	(62)	(449)	(4)	(550)
Change in scope of consolidation	8	29	4	(6)	35
Other changes	26	136	517	(792)	(113)
Translation adjustments	(151)	(231)	(1,129)	(115)	(1,626)

At December 31, 2003	1,830	2,961	13,340	641	18,772
Accumulated depreciation	(289)	(1,511)	(6,556)	(14)	(8,370)

Net book value at December 31, 2003	1,541	1,450	6,784	627	10,402

At January 1, 2004	1,830	2,961	13,340	641	18,772
Additions	23	42	206	788	1,059
Disposals	(23)	(61)	(364)	(14)	(462)
Change in scope of consolidation	67	87	391	3	548
Other changes	4	31	652	(755)	(68)
Translation adjustments	(39)	(35)	(281)	(19)	(374)

At December 31, 2004	1,862	3,025	13,944	644	19,475
Accumulated depreciation	(309)	(1,585)	(6,930)	(10)	(8,834)

Net book value at December 31, 2004	1,553	1,440	7,014	634	10,641

(b)	Depreciation of property, plant and equipment

Depreciation on property plant and equipment is as follows:

	Years ended December 31,
	2004	2003	2002

	(in million €)
Depreciation	854	823	897
Impairment charges	54	35	48

Total	908	858	945

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Capital leases

The gross value of property, plant and equipment includes 59 million euros, 54 million euros and 21 million euros of assets under capital leases for the years ended December 31, 2004, 2003 and 2002, respectively. The remaining obligations on such assets total 34 million euros, 32 million euros and 14 million euros for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 12 — Investments in Equity Affiliates

(a)	Changes in the balance of equity affiliates
	2004	2003	2002

	(in million €)
Balance of equity affiliates at January 1	383	652	439
Share of net income of equity affiliates	74	37	33
Dividends received from equity affiliates	(20)	(26)	(16)
New investments or share capital increases	6	69	88
Disposals and reduction in ownership percentage	(212)	(100)	(22)
Change from equity method to consolidation	—	—	(20)
Change from equity method to proportionate consolidation method	—	(240)	—
Other changes* (including translation adjustments)	5	(9)	150

Balance of equity affiliates at December 31	236	383	652

*	Includes 240 million euros generated by Blue Circle Industries opening balance sheet finalization in 2002.

(b)	Summarized combined balance sheet and income statement information of equity affiliates

Combined balance sheet information at 100%

	At December 31,
	2004	2003	Of which Cementos Molins	2002	Of which Cementos Molins	Of which Materis	Of which Tong Yang

	(in million €)
Long-term assets	896	1,441	316	3,802	318	565	1,159
Current assets	553	1,051	396	1,656	367	477	189

Total assets	1,449	2,492	712	5,458	685	1,042	1,348

Total equity	691	1,158	376	2,182	338	173	488
Long-term liabilities	211	510	102	2,061	164	614	765
Current liabilities	547	824	234	1,215	183	255	95

Total shareholders’ equity and liabilities	1,449	2,492	712	5,458	685	1,042	1,348

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Combined income statement information at 100%

	Years ended December 31,

	2004	2003	2002

	(in million €)
Sales	1,830	2,858	3,504
Operating income on ordinary activities	321	564	452
Operating income	318	449	405
Net income	203	172	86

(c)	Information on main equity affiliates
	At December 31,

	2004		2003		2002

	Share of Equity	Share of Net income	Share of Equity	Share of Net income	Share of Equity	Share of Net income

	(in million €)
Cementos Molins(1)	—	25	154	27	147	37
Tong Yang(2)	—	—	—	5	48	5
Carmeuse North America(1)	—	6	44	(33)	31	(28)
Matéris(3)	—	—	—	12	58	1
BC Ebbsfleet Ltd(4)	—	—	—	—	240	(10)
Other	236	43	185	26	128	28

Total	236	74	383	37	652	33

(1)	Cementos Molins and Carmeuse North America shares were fully disposed of in 2004.
(2)	Tong Yang shares were fully disposed of in 2003.
(3)	In 2003, Lafarge disposed of its investment in Materis Participations and acquired a 7.27% interest in the new company Matéris Holding Luxembourg (see Note 13 below).
(4)	BC Ebbsfleet Ltd has been accounted for using the proportionate consolidation method since 2003.

Note 13 — Other Investments

Components of other investments are as follows:

	At December 31,

	2004	2003	2002

	(in million €)
Cimpor(a)	388	392	319
Matéris(b)	11	11	—
Other investments in non-consolidated companies (c)	161	78	143

Total	560	481	462

(a)	Cimpor

At December 31, 2004 Lafarge owns a 12.64% interest in the shares of the Portuguese cement producer Cimpor for a net value of 388 million euros. At December 31, 2004, the market value of these shares amounted to 353 million euros, based upon the stock market price at December 31.

The Group considers that Cimpor market price does not represent the fair value of this investment, regarding its strategic importance. The Group booked a depreciation of 4 million euros based on Cimpor estimated fair value as at December 31, 2004.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Cimpor shareholders’ equity and net income amounted respectively to 961 million euros and 186 million euros as at December 31, 2003 (figures as of December 31, 2004 being not available at filing date of Form 20-F).

(b)	Matéris

Since 2003, the Group owns a 7.27% interest in Matéris.

(c)	Other investments

At December 31, 2004 the “Other investments in non-consolidated companies” includes the acquisition of Cementos Selva Alegre, important producer of cement in Ecuador. Cementos Selva Alegre acquired for 98 million euros will be consolidated starting January 1, 2005.

Some investments, which were not consolidated in past years, have been consolidated in 2003 and 2004. The consolidation of these investments has no significant impact on the Group’s financial statements.

Note 14 — Other long-term assets

Components of other long-term assets are as follows:

	At December 31,
	2004	2003	2002

	(in million €)
Prepaid pension expenses	576	561	617
Other	162	249	302

Other long-term assets	738	810	919

Note 15 — Inventories, net

Components of inventories, net are as follows:

	At December 31,
	2004	2003	2002

	(in million €)
Raw materials	310	280	327
Work-in-progress	11	139	178
Finished and semi-finished goods	742	579	632
Maintenance and operating supplies	586	567	611

Inventories, gross	1,649	1,565	1,748
Valuation allowance	(140)	(143)	(157)

Inventories, net	1,509	1,422	1,591

Note 16 — Accounts Receivable-Trade, Net

Components of accounts receivable-trade, net are as follows:

	At December 31,
	2004	2003	2002

	(in million €)
Accounts receivable-trade	2,244	1,950	2,019
Valuation allowance	(190)	(196)	(203)

Accounts receivable-trade, net	2,054	1,754	1,816

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The change in the valuation allowance for doubtful receivables is as follows:

	2004	2003	2002

	(in million €)
At January 1	(196)	(203)	(221)
Current year addition	(58)	(73)	(105)
Current year release	43	55	77
Cancellation	17	15	22
Other changes	2	(6)	—
Translation adjustments	2	16	24

At December 31	(190)	(196)	(203)

In January 2000, the Group entered into multi-year securitization agreements with respect to trade receivables, without recourse. Such agreements expired on December 31, 2004. The Group decided in early 2005 to renew the agreement for the next five years for French subsidiaries. At year-end 2004, no amount was outstanding under securitization program in the United States.

Accounts receivable is presented net of securitized receivables of 210 million euros, 352 million euros and 399 million euros at December 31, 2004, 2003 and 2002, respectively. The agreements are guaranteed by subordinated deposits classified in long-term deposits of 27 million euros, 103 million euros and 85 million euros at December 31, 2004, 2003 and 2002, respectively. The Group owns no equity share in the special purpose entities.

Note 17 — Other Receivables

Components of other receivables are as follows:

	At December 31,
	2004	2003	2002

	(in million €)
Other taxes	169	119	202
Prepaid expenses	106	90	93
Interest receivables	18	13	10
Other current receivables	610	755	650

Other receivables	903	977	955

Note 18 — Cash and Cash Equivalents

Cash and cash equivalents, amounting to 1,653 million euros at December 31, 2004, include short-term investments of 694 million euros.

The market value of short-term securities is at least equal to the net book value.

At December 31, 2004 short-term investments include treasury shares, which are intended to cover employee stock purchase option plans, of 69 million euros. Treasury shares recorded as a deduction of shareholder’s equity at December 31, 2004 is 33 million euros.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Number of shares as well as value and movements of treasury shares are as follows:

	2004	2003	2002*

	(in million € except share data)
At January 1	104	113	109
Changes of the period	(2)	(9)	4

At December 31	102	104	113

Number of shares	1,834,396	1,856,266	1,920,959

*
The treasury shares, which are intended to cover employee stock purchase option plans, were recorded as a deduction of shareholders’ equity until December 31, 2002. The reclassification to cash and cash equivalents in 2003 did not have a significant impact on the Group’s financial statements.

Note 19 — Shareholders’ Equity

(a)	Common stock

At December 31, 2004, Lafarge common stock consisted of 170,919,078 shares with a nominal value of 4 euros per share. At December 31, 2004, voting rights attributable to the outstanding shares totaled 179,715,084, after inclusion of the double voting rights attached to registered shares held at least two years and cancellation of the voting rights associated with treasury shares.

(b)	Stock rights issue

On July 15, 2003, the Group issued stock rights to shareholders. These rights were subsequently exercised and the Group issued 31,831,528 shares of common stock. The total proceeds from this offering, net of issuance costs, were approximately 1,262 million euros.

On June 11, 2002, the Group issued 708,718 shares pursuant to its employee stock purchase plan. Proceeds totaled approximately 45 million euros, net of issuance costs.

(c)	Public exchange offer Cementia

On May 14, 2002, the Group tendered a public exchange offer for all of the outstanding shares of its Swiss publicly-traded subsidiary, Cementia Holding AG. The offer consisted of exchange of 1 share or 1 warrant for 11 shares of the Group with a nominal value of 4 euros per share.

The offer resulted in the issuance of 401,775 Lafarge shares at 104.94 euros each, approximated 42.2 million euros. Following the public exchange offer and in accordance with the Swiss law, the Group initiated a minority interest buyout to acquire the remaining outstanding shares. As a result, 52,063 additional shares were issued with a total market value of approximately 5.5 million euros.

Note 20 — Minority Interests

	2004	2003	2002

	(in million €)
At January 1	2,191	2,155	2,551
Share of net income	264	237	273
Translation adjustments	(64)	(126)	(368)
Dividends paid	(121)	(92)	(91)
Other changes	209	17	(210)

At December 31	2,479	2,191	2,155

The Group’s significant minority interests are Lafarge North America Inc., Heracles General Cement, Associated Pan Malaysia Cement Sdn Bhd, Jordan Cement Factories and Lafarge Halla Cement.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 21 — Other Equity

Other equity includes investment subsidies.

Note 22 — Provisions

(a)	Changes in the balance of provisions

	Pensions and other post- retirement benefits	Restructuring provisions	Site restoration and environmental provisions	Other provisions *	Total

	(in million €)
At January 1, 2002	778	211	184	515	1,688
Current year addition, net	105	45	46	395	591
Current year release	(95)	(179)	(37)	(86)	(397)
Other changes	8	94	28	61	191
Translation adjustments	(74)	(17)	(16)	(44)	(151)

At December 31, 2002	722	154	205	841	1,922

Current year addition, net	151	21	35	85	292
Current year release	(98)	(66)	(32)	(71)	(267)
Other changes	(4)	(36)	24	26	10
Translation adjustments	(32)	(10)	(14)	(44)	(100)

At December 31, 2003	739	63	218	837	1,857

Current year addition, net	82	21	40	117	260
Current year release	(60)	(36)	(40)	(72)	(208)
Other changes	42	—	16	(9)	49
Translation adjustments	(15)	—	(3)	(10)	(28)

At December 31, 2004	788	48	231	863	1,930

*
As of December 31 2004, other provisions includes a provision of 320 million euros (including 20 million euros of late-payment interest) related to the risk arising from the “competition” litigation risk, OCEANE redemption premiums for 97 million euros, provisions for warranty for roofing tile for 31 million euros and self insurance reserves for 79 million euros.

(b)	Pension plans, end of service benefits and other post retirement benefits

The Group sponsors both defined benefit and defined contribution plans, in accordance with local legal requirements and each specific subsidiaries benefit policies.

For defined contribution plans, the Group’s obligations are limited to periodic payments to third party organizations, which are responsible for the financial and administrative management of the funds.

Only defined benefit plans create future obligations for the Group. Defined benefit pension plans and end of service benefits constitute 94% of the Group’s post-retirement obligations the remaining 6% relates to other post retirement benefits mainly post employment medical plans. For these plans, the Group’s obligations are estimated with the assistance of independent actuaries using assumptions, which may vary overtime. The obligations related to these plans are often funded through Group and employee contributions to third party legal entities and are then invested in equity and bond portfolios, which are subject to fluctuations in the financial markets. These entities are usually administered by trustees representing both employees and employer. Each board of trustees determines an appropriate investment strategy, typically designed to maximize assets and liabilities matching, and limit investment risks by an appropriate diversification, based

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on external expert advice. The implementation of this investment strategy is usually conducted by external asset managers selected by trustees. Assets are mostly invested in listed instruments (shares, bonds), and the use of derivatives or alternative asset classes is limited. The investment in financial instruments issued by the Group (shares, bonds) is in most cases prohibited.

The following table shows the target asset allocation elected by the administration bodies of the most significant funded plans of the group, compared with current asset allocation:

	Target asset allocation	Current asset allocation

Shares	64%	66%
Bonds	32%	31%
Other	4%	3%

	100%	100%

The following schedule shows the accounting treatment for defined benefit pension plans and end of service benefits under the column “pension benefits” and the accounting treatment for other post retirement benefits under the column “other benefits”.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At December 31,
	Pension benefits			Other Benefits			Total
	2004	2003	2002	2004	2003	2002	2004	2003	2002

	(in million €)
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION CONSIST OF
Prepaid pension asset	576	561	617	—	—	—	576	561	617
Accrued pension liability	(563)	(517)	(478)	(225)	(222)	(244)	(788)	(739)	(722)
Net amount recognized at end period	13	44	139	(225)	(222)	(244)	(212)	(178)	(105)

COMPONENTS OF NET PERIODIC PENSION COST
Service cost	87	86	98	8	9	8	95	95	106
Interest cost	232	215	226	17	18	19	249	233	245
Expected return on plan assets	(234)	(212)	(281)	—	—	—	(234)	(212)	(281)
Amortization of prior service cost	4	3	3	—	1	(1)	4	4	2
Amortization of transition asset obligation	2	1	1	—	—	—	2	1	1
Amortization of actuarial (gain) loss	70	52	7	2	2	1	72	54	8
Actuarial (gain) loss	(8)	4	10	10	1	1	2	5	11
Special termination benefits	5	1	1		1	—	5	2	1
Curtailment (gain) loss	(5)	—	—	(1)	—	—	(6)	—	—
Settlement (gain) loss	2	—	(5)	—	—	—	2	—	(5)
Divestitures	—	—	—	—	—	(1)	—	—	(1)
Net periodic pension cost	155	150	60	36	32	27	191	182	87

CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at January 1	3,992	3,892	4,206	312	297	291	4,304	4,189	4,497
Foreign currency translations	(26)	(290)	(324)	(18)	(41)	(43)	(44)	(331)	(367)
Service cost	87	86	98	8	9	8	95	95	106
Interest cost	232	215	226	17	18	19	249	233	245
Employee contributions	9	12	11	—	—	—	9	12	11
Plan amendments	2	10	15	(13)	12	(1)	(11)	22	14
Curtailments	(7)	—	—	—	—	—	(7)	—	—
Settlements	—	(3)	(21)	—	—	—	—	(3)	(21)
Business combinations	65	1	3	(2)	—	5	63	1	8
Divestitures	—	(2)	—	—	—	—	—	(2)	—
Special termination benefits	5	—	1	—	1	—	5	1	1
Benefits paid	(225)	(212)	(236)	(18)	(22)	(19)	(243)	(234)	(255)
Actuarial (gain) loss	237	283	(87)	(28)	38	37	209	321	(50)
Projected benefit obligation at December 31	4,371	3,992	3,892	258	312	297	4,629	4,304	4,189

CHANGE IN PLAN ASSETS
Fair value of plan assets at January 1	2,907	2,991	3,842	2	2	2	2,909	2,993	3,844
Foreign currency translations	(32)	(243)	(309)	—	—	—	(32)	(243)	(309)
Actual return on plan assets	355	277	(396)	—	—	—	355	277	(396)
Employer contributions	147(b )	95	105(a )	18	22	19	165	117	124
Employee contributions	9	12	11	—	—	—	9	12	11
Benefits paid	(225)	(212)	(236)	(18)	(22)	(19)	(243)	(234)	(255)
Settlements	—	(3)	(21)	—	—	—	—	(3)	(21)
Business combinations	51	—	—	(2)	—	—	49	—	—
Divestitures	—	(2)	—	—	—	—	—	(2)	—
Administrative expenses	(4)	(8)	(5)	—	—	—	(4)	(8)	(5)
Fair value of plan assets at December 31	3,208	2,907	2,991	—	2	2	3,208	2,909	2,993

RECONCILIATION OF PREPAID (ACCRUED) BENEFIT COST
Funded status of the plan	(1,163)	(1,085)	(901)	(258)	(310)	(295)	(1,421)	(1,395)	(1,196)
Unrecognized actuarial (gain) loss	1,147	1,103	1,019	46	80	52	1,193	1,183	1,071
Unrecognized actuarial transition (asset) obligation	—	—	1	—	—	—	—	—	1
Unrecognized actuarial prior service cost	29	26	20	(13)	8	(1)	16	34	19

Prepaid (accrued) pension cost at December 31	13	44	139	(225)	(222)	(244)	(212)	(178)	(105)

(a)	Including contributions paid in 2002 for the establishment of a separate legal entity pension fund and annuity contracts in Spain for 39 million euros;
(b)	Including exceptional contributions made in 2004 to North American pension funds for 48 million U.S. dollars.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table indicates the amount of benefit payments expected to be made over the next 10 years in respect of the defined benefit plans of the Group (in million euros) :

2005	226
2006	229
2007	238
2008	246
2009	254
2010-2014	1,420

These benefit payments will be mostly made out of existing external funds established by the group, and will therefore have a limited impact on its future cash outflows.

The primary assumptions made to account for pensions and end of service benefits are as follows:

	United States	Canada	United Kingdom	France	Spain	Greece	Euro zone (others)

	%
2004
Discount rate	5.90	5.90	5.30	4.85	4.85	5.10	4.85
Expected return rate on assets	8.50	8.50	7.30	5.50	4.85	*	6.00
Salary increase	4.00	3.50	4.80	2.00 to 3.50	2.65	4.00	2.00 to 3.50

2003
Discount rate	6.00	6.00	5.60	5.50	5.50	5.75	5.50
Expected return rate on assets	8.50	8.50	7.00	5.82	4.85	*	7.00
Salary increase	4.00	3.50	4.75	2.00 to 3.50	2.40	4.00	2.00 to 3.50

2002
Discount rate	6.80	6.35	5.75	5.50	5.50	5.75	5.50
Expected return rate on assets	9.00	9.00	7.50	5.82	4.85	*	7.00
Salary increase	4.00	3.50	4.25	2.00 to 3.50	2.40	4.25	2.00 to 3.50

*	not applicable

For fiscal 2005, the expected return rates on assets are as follows:

USA	8.25%
Canada	8.25%
UK	7.10%
Euro zone	6.00%
France	4.85%
Spain	4.60%

The expected rates of investment return on pension assets and the discount rates used to calculate the Group’s pension related obligations are established in close consultation with independent advisors.

•	Pension Plans

The main defined benefit pension plans provided to employees by the Group are in the United Kingdom, North America (The United States of America and Canada) and Germany. The related pension obligations represent 64%, 19% and 5%, respectively, of the Group’s total defined benefit plan obligations.

In the United Kingdom, pension related obligations result primarily from three pension plans. Two of these plans result from the acquisition of Blue Circle Industries in 2001. These plans were merged at the end

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of September 2003. Pension benefits generally incorporate linear formulas and are based upon employee’s final career pay and the length of employment with the Group. The resulting pension obligations are funded through employee and employer contributions to legally separate entities managed by representatives of both management of the Group and its employees. The contribution rate of both the Group and its employees are revised every three years by independent actuarial consultants. Funding of the obligation is based upon both local minimum funding requirements as well as long term funding objectives to settle the future statutory pension obligations. The latest revision of annual contribution needs has led to call for exceptional employer’s contribution of 18 million pounds per year between 2005 and 2007. At the end of 2004, approximately 65% of the pension fund assets are invested in equity instruments, which is consistent with the long-term nature of the pension obligations, approximately 31% are invested in bond portfolios and 4% in real estate.

In the United States and Canada, defined pension benefits are granted through various plans. Contributions are based upon required amounts to fund the various plans as well as tax-deductible minimum and maximum amounts. At the end of 2004, 68% of the pension fund assets were invested in equity instruments, 32% in bond portfolios. Required employer’s contributions in 2005 are expected to increase slightly to 42 million U.S. dollars. The Group chose for tax and financial purposes to make a discretionary specific contributions of 48 million U.S. dollars during 2004 to the North American pension fund.

In Germany, defined benefit pension plans are based upon the employees’ final career pay and the length of employment with the Group. German law does not require that pension obligations be funded through employer contributions to external third party funds. In case of corporate insolvency by an employer the employees’ vested benefits are guaranteed by an insurance fund sponsored by German companies with defined benefit pension plans. These defined benefit plans in Germany have been closed to new entrants since 2001. The Group now provides defined contribution pension arrangements to new employees who will be entitled to future pension benefits. Accordingly, the Group believes that the future amount of pension expense in Germany will progressively decline.

In conformity with the Group’s accounting policies, (Note 2 (o)) the difference between actual and expected returns on fund assets is treated as actuarial gains and losses. At the end of 2004, unrecognized net actuarial losses have increased slightly due to changes in assumptions related to long-term interest rates. Actuarial losses generated during the year were compensated by actuarial gains generated on plans assets (actual return higher than assumed), as well as on certain liabilities (reduction of future post-employment healthcare costs of the group following the Medicare reform in the United States), and by exchange rates evolutions.

The adoption of IFRS will lead to the immediate recognition through equity of all accumulated unrecognized actuarial losses until January 1, 2004 (see specific comments in Item 5 – “Transition to IFRS”).

As a consequence, the pension expense to be recorded by the Group in 2005 will be significantly decreased, as unrecognized actuarial losses remaining at year end 2004 after transition are, for most plans, below the “10% corridor” and will not give rise to significant amortization in the profit and loss account for 2005.

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

Note 23 — Debt

(a)	Analysis of debt by type

	At December 31,
	2004	2003	2002

	(in million €)
Debenture loans	5,863	6,480	6,640
Bank loans and credit lines	1,111	1,263	1,929
Commercial paper	562	114	1,681
Other notes	270	372	483
Other	346	466	592

Total debt	8,152	8,695	11,325

Current portion of long-term debt	(991)	(985)	(524)
Short-term bank borrowings	(213)	(340)	(530)

Total long-term debt	6,948	7,370	10,271

•	Debenture loans

At December 31, 2004, debenture loans consist of bonds issued mainly in euros, U.S. dollars and British pounds with a weighted average interest rate of 5.3%. Their maturities range from 2005 to 2017, with the average maturity being 2009. In July 2004 the Group issued a debenture loan of 612 million euros by exchanging an existing debenture loan maturing in 2008. The new debenture loan has a 5% coupon and a 10-year maturity.

The Group has a Euro Medium-Term Note program (“EMTN”), which allows for a maximum issuable amount of 7,000 million euros. As of December 31, 2004, 2,790 million euros had been issued under the EMTN program, including 2,670 million euros of debenture loans and 120 million euros of private placements included under “Other Notes”. The weighted average interest rate of EMTN issues is 5.3% with maturities ranging from 2005 to 2017.

•	Bank loans

At December 31, 2004, bank loans total 991 million euros and are primarily comprised of amounts in local currencies lent to Group subsidiaries.

The weighted average interest rate on these bank loans is approximately 5.8%.

•	Committed long and medium term credit lines

Drawdowns on long and medium term committed credit lines amount to 120 million euros out of a maximum amount available of 3,802 million euros. The average interest rate of the amounts drawn is approximately 17.6% as of December 31, 2004. This rate results from amounts drawn in local currencies by the Group’s subsidiaries (notably the Nigerian naira which represents the bulk of the amounts drawn on credit lines).

The credit lines are used primarily as a back-up for the short-term financings of the Group and contribute to the Group’s liquidity.

The average non-utilization fee of these credit lines stands at 13 basis points at December 31, 2004.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Commercial paper

The Group’s euro denominated commercial paper program at December 31, 2004 allows for a maximum issuable amount of 3,000 million euros. Commercial paper can be issued in euros, U.S. dollars, Canadian dollars, Swiss francs and British pounds. At December 31, 2004, commercial paper issued under this program totaled 494 million euros (out of which 43 million euros were issued in U.S. dollars). This commercial paper bears an average interest rate based mainly upon the European inter-bank offer rate (“Euribor”) plus an average margin of 1 to 4 basis points depending on maturities, and has maturities ranging from 1 to 11 months. As of December 31, 2004, the weighted average interest rate of the euro denominated commercial paper is 2.2%.

The Group also has a U.S. dollars commercial paper program through its subsidiary, Lafarge North America Inc.. This program allows for a maximum issuable amount of 300 million U.S. dollars (220 million euros). At December 31, 2004, the outstanding commercial paper issued under this program amounts to 90 million U.S. dollars (66 million euros) and bears a weighted average interest rate of 2.5%

•	Other notes

Other notes principally consist of Euro notes with a weighted average interest rate of 5.5%.

(b)	Analysis of debt by maturity

At December 31, 2004, 600 million euros of short-term debt (mainly commercial paper) have been classified as long-term based upon the Group’s ability to refinance these obligations on a long-term basis through its committed credit facilities.

At December 31,2004
(in million €)
2005	1,204
2006	1,977
2007	1,052
2008	868
2009	595
Beyond 5 years	2,456

8,152

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Analysis of debt by currency

	At December 31,
	2004		2003		2002
	Before swaps	After swaps	Before swaps	After swaps	Before swaps	After swaps

	(in million €)
Euro (EUR)	5,507	3,516	5,872	3,621	7,714	5,275
U.S. dollar (USD)	783	2,146	805	2,278	1,048	3,062
British pound (GBP)	1,101	1,635	1,111	1,803	1,391	1,670
Malaysian ringitt (MYR)	127	127	168	168	259	259
Japanese yen (JPY)	70	75	77	84	94	111
Other	564	653	662	741	819	948

Total	8,152	8,152	8,695	8,695	11,325	11,325

(d)	Analysis of debt by category

	At December 31,
	2004		2003		2002
	Before swaps	After swaps	Before swaps	After swaps	Before swaps	After swaps

	(in million €)
Floating rate	1,594	1,942	1,296	793	3,523	2,891
Fixed rate below 6%	4,220	3,706	5,028	5,127	4,726	4,917
Fixed rate between 6% and 10%	1,993	2,155	2,085	2,459	2,641	3,054
Fixed rate 10% and over	345	349	286	316	435	463

Total	8,152	8,152	8,695	8,695	11,325	11,325

The average spot interest rate of the debt, as at December 31, 2004, is 5.3% (5.8% as at December 31, 2003 and 5.2% as at December 31, 2002).

(e)	Particular clauses in financing contracts

•	Financial covenants

Loan contracts which include provisions, which require compliance with certain financial covenants are located in subsidiaries in the following countries: South Africa, Brazil, United States, Great Britain, India, Malaysia, Philippines and Vietnam. Debt with such financial covenants represents approximately 6% of the total Group debt.

The above financial covenants have a low probability of being activated. Given the split of these contracts on various subsidiaries and the quality of the Group liquidity protection through its access to committed credit facilities, the existence of such clauses cannot materially affect the Group financial situation.

•	Change of control clauses

Change of control clauses are included in several of the Group’s committed credit facilities contracts, which amount to 2,214 million euros, i.e. 58% of the total outstanding committed credit facilities. As a consequence, in case of change of control, these committed credit facilities will be automatically cancelled if undrawn or, in case of drawing, will have to be repaid.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 24 — Financial Instruments

The Group uses derivative financial instruments with off-balance sheet risk to manage market risk exposures. Financial instruments are entered into by the Group solely to hedge such exposures on anticipated transactions or firm commitments. The Group does not enter into derivative contracts for speculative purposes.

(a)	Foreign currency risk

In the course of its operations, the Group’s policy is to hedge all material foreign currency exposures arising from its transactions using derivative instruments as soon as a firm or highly probable commitment is entered into or known. These derivative instruments are limited to forward contracts and foreign currency options, with a term generally less than one year.

This policy is implemented in all of the Group’s subsidiaries, which are required to, when allowed by local regulations and when necessary, hedge their exposures with the corporate treasury department.

The Group’s operating policies tend to reduce potential foreign currency exposures by requiring all liabilities and assets of controlled companies to be denominated in the same currency as the cash flows generated from operating activities, the functional currency. The Group may amend this general rule under special circumstances in order to take into account specific economic conditions in a specific country such as, inflation rates, interest rates, and currency related issues such as convertibility and liquidity. When needed, currency swaps are used to convert debts most often raised in euros, into foreign currencies.

Foreign currency hedging activity

At December 31, 2004, most forward contracts have a maturity date of less than one year. The nominal value of hedging instruments outstanding at year-end is as follows:

	At December 31,
	2004	2003	2002

	(in million €)
Forward contract purchases and currency swaps
U.S. dollar (USD)	130	125	47
British pound (GBP)	465	9	74
Other currencies	156	93	13

Total	751	227	134

	At December 31,
	2004	2003	2002

	(in million €)
Forward contract sales and currency swaps
U.S. dollar (USD)	1,430	1,420	2,040
British pound (GBP)	1,008	803	443
Other currencies	268	184	172

Total	2,706	2,407	2,655

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Interest rate risk

The Group is primarily exposed to fluctuations in interest rates based upon the following:

–	Price risk with respect to fixed-rate financial assets and liabilities. Interest rate fluctuations impact the market value of fixed-rate assets and liabilities.

–	Cash flow risk for floating rate assets and liabilities. Interest rate fluctuations have a direct effect on the financial income or expense of the Group.

In accordance with established policies, the Group seeks to mitigate these risks, using to a certain extent interest rate swaps, when necessary.

Interest rate hedging activity

	At December 31, 2004
	Less than one year		One to 5 years		More than 5 years		Total
	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate

	(in million €)
Debt	837	367	3,316	1,176	2,405	51	6,558	1,594
Cash and cash equivalent	—	(1,653)	—	—	—	—	—	(1,653)

Net position before hedging	837	(1,286)	3,316	1,176	2,405	51	6,558	(59)

Hedging instruments	63	(63)	336	(336)	(747)	747	(348)	348

Net position after hedging	900	(1,349)	3,652	840	1,658	798	6,210	289

The notional value of interest rate financial instruments at year-end is as follows:

		At December 31, 2004
		Maturities of notional contract values (a)
		2005	2006	2007	2008	2009	More than 5 years	Total

	(in million €)

Pay fixed; euro	8.4%	865	100	62	70	89	—	1186
Pay floating; euro	2.2%	48	—	—	—	—	600	648
Other interest rate swaps	—	—	4	8	—	8	147	167

Total	—	913	104	70	70	97	747	2001

		At December 31, 2003
		Maturities of notional contract values (a)

		2004	2005	2006	2007	2008	More than 5 years	Total

	(in million €)
Pay fixed; euro	8.4%	—	865	117	151	70	—	1,203
Other interest rate swaps	—	7	51	19	16	—	4	97

Total	—	7	916	136	167	70	4	1,300

(a)
The notional amounts of derivatives represent the face value of financial instruments negotiated with counter parties. Notional amounts in foreign currency are expressed in euros at the year-end exchange rate.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		At December 31, 2002

		Maturities of notional contract values (a)

		2003	2004	2005	2006	2007	More than 5 years	Total

	(in million €)
Pay fixed; euro	8.1%	77	—	865	119	151	70	1,282
Other interest rate swaps	—	77	5	54	12	11	—	159

Total	—	154	5	919	131	162	70	1,441

(a)
The notional amounts of derivatives represent the face value of financial instruments negotiated with counter parties. Notional amounts in foreign currency are expressed in euros at the year-end exchange rate.

A 1% change in short-term interest rates calculated on the net indebtedness, and taking into account derivative instruments, would have a maximum impact on the pre-tax consolidated income of 3 million euros.

A 1% change in the yield curves related to the currencies in which the Group has significant fixed rate debts would have an estimated maximum impact on the fixed rate debt fair value (calculated after swaps impact) of 215 million euros.

(c)	Commodity risk

The Group uses various raw materials and other supplies — such as coal, petcoke, gas, electricity, fuel, gasoline, freight — for which financial instruments to manage price risk exist. The Group uses, from time to time, these financial instruments to manage its exposure to these risks. At December 31, 2004, such commitments were mostly limited to forward purchase contracts for electricity, fuel, gas oil and coal and were not significant.

(d)	Counterparty risk for financial operations

The Group is exposed to credit risk in the event of a counterparty’s default. The Group implemented policies to limit its exposure to counterparty risk by rigorously selecting the counterparties with which it executes financial agreements. These policies take into account several criteria (rating assigned by rating agencies, assets, equity base) as well as transaction maturities. The Group’s exposure to credit risk is limited and the Group believes that there is no material concentration of risk with any single counterparty. The Group does not anticipate any third party default that might have a significant impact on the Group’s financial statements.

(e)	Share risk

The Group owns an equity swap contract, which relates to common shares of an unrelated entity held by an independent third party for development strategy purposes. At December 31, 2004, this equity swap was for 123 million euros with a fair value of (1) million euros, which is fully provided for.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f)	Fair values

The following details the cost and fair values of recorded and unrecorded financial instruments:

	At December 31,
	2004		2003		2002
	Carrying Amount	Net Fair Value	Carrying Amount	Net Fair Value	Carrying Amount	Net Fair Value

	(in million €)
Balance sheet financial instruments
Assets
Cash and cash equivalents	1,653	1,653	1,634	1,634	1,109	1,109
Accounts receivable-trade, net	2,054	2,054	1,754	1,754	1,816	1,816
Other investments	560	560	481	481	462	462
Liabilities
Short-term bank borrowings	213	213	340	340	530	530
Accounts payable, trade	1,424	1,424	1,234	1,234	1,205	1,205
Debenture loans	5,863	6,264	6,480	6,807	6,640	6,908
Other long-term financial debt	2,076	2,099	1,875	1,898	4,155	4,189
Derivative instruments
Interest rate swaps and forward rate agreements	—	1	—	(90)	—	(200)
Forward exchange contracts	—	113	—	133	—	91

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

Other investments (Marketable securities and investment securities): For other investments for which there is no quoted price, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group considers that the net book value of Cimpor reflects the fair value.

Debenture loans: the fair values of the debenture loans were estimated at the quoted value for borrowings listed on a sufficiently liquid market.

Other long-term financial debt: the fair values of long-term debt were determined by estimating future cash flow on a borrowing-by-borrowing basis, and discounting these future cash flows using an interest rate which takes into consideration the Group’s incremental borrowing rate at year end for similar types of debt arrangements.

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

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 25 — Other Payables

Components of other payables are as follows:

	At December 31,
	2004	2003	2002

	(in million €)
Accrued payroll expenses	379	356	365
Accrued interest	198	202	223
Corporate income tax	46	125	332
Other taxes	168	146	230
Customer rebates and discounts	71	31	61
Payables to suppliers of fixed assets	63	127	39
Other accrued liabilities	538	698	688

Other payables	1,463	1,685	1,938

Note 26 — Commitments and Contingencies

(a)	Collateral guarantees and other guarantees

The following details collateral guarantees and other guarantees provided by the Group.

	At December 31,
	2004	2003	2002

	(in million €)
Securities and assets pledged	5	18	77
Property collateralizing debt	446	603	766
Guarantees given	208	191	166

Total	659	812	1,009

The principal collateral guarantees and other assets pledged by the Group at December 2004 are as follows.

	Amount of assets pledged	Total balance sheet	% pledged

	(in million €)
Tangible assets	446	10,641	4.2%

Less than one year	190	—	—
Between one and five years	159	—	—
More than 5 years	97	—	—
Financial assets	5	1,534	0.3%

Less than one year	—	—	—
Between one and five years	—	—	—
More than 5 years	5	—	—

Total	451	12,175	3.7%

Finally, the Group has granted indemnification commitments in relation to disposals of assets. Its exposure under these commitments is considered remote. The total amount of capped indemnification commitments still in force at December 31, 2004 is 369 million euros.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Commitments

The following details the Group’s significant commitments.

	Payments due per period			At December 31,
	Less than one year	One to 5 years	More than 5 years	2004	2003	2002

	(in million €)			(in million €)
Debt*	1,204	4,492	2,456	8,152	8,695	11,325
Of which capital lease obligations	5	10	19	34	32	14
Operating leases	145	335	244	724	723	735
Capital expenditures and other purchase obligations	491	296	191	978	782	613
Other commitments	75	114	30	219	92	138

Total	1,915	5,237	2,921	10,073	10,292	12,811

*	see Note 23 (a) – Debt

The Group leases certain land, quarries, building and equipment. Total rental expense under operating leases was 142 million euros, 133 million euros and 84 million euros for each of the three years ended December 31, 2004, 2003 and 2002, respectively.

(c)	Other contractual obligations

The following details the other contractual obligations of the Group.

	At December 31,
	2004	2003	2002

	(in million €)
Unused confirmed credit lines	3,682	3,381	3,843
Put option to purchase shares	328	448	745

Total	4,010	3,829	4,588

As part of the acquisition process of certain entities, we have granted third party shareholders the option to require us to purchase their shares at a price based on fair market value. These shareholders are either international institutions, such as the European Bank for Reconstruction and Development, or private investors, which are essentially financial or industrial investors or the former shareholders of the relevant companies. In the event these shareholders exercise these options, our ownership percentage in the relevant company would increase. Assuming that all of these options were exercised, the purchase price to be paid by the Group, including net debt acquired, would amount to 328 million euros as of December 31, 2004. Based upon the terms of these agreements, a portion of the total amount could be exercised in 2005 and 2006 for 215 million euros and 39 million euros, respectively. The residual 74 million euros can be exercised commencing in 2007.

Subsequent to the closing, the Group purchased for 141 million U.S. dollars (104 million euros) from the State of Wisconsin Investment Board (“SWIB”) :

—	an additional 20.3% equity interest in its South Korean subsidiary Lafarge Halla Cement,

—	an additional 23.6% equity interest in its Indian subsidiary Lafarge Private India Ltd,

—	an additional 43% equity interest in Lafarge Japan Holdings, which owns 39.4% of Lafarge Aso Cement.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

After taking these acquisitions into consideration and assuming that all of the options were exercised, the purchase price to be paid by the Company, including net debt acquired, would amount to 224 million euros of which 111 million euros would be payable pursuant to options exercisable in 2005.

With respect to the acquisition of Blue Circle on July 11, 2001, Lafarge S.A. granted Lafarge North America Inc. (formerly Lafarge Corporation) the right to buy certain cement and construction material activities in North America formerly owned by Blue Circle. The option to purchase these assets could have been exercised between July 1, 2002 and December 31, 2004 at a purchase price of 1,400 million U.S. dollars, subject to certain adjustments as of the date of acquisition. Lafarge North America Inc. decided not to exercise the option to purchase the Blue Circle North America assets during the exercise period expiring December 31, 2004.

Note 27 — Litigation

On December 3, 2002, the European Commission imposed a fine on us in the amount of 250 million euros on the grounds that some of our subsidiaries had allegedly colluded on market shares and prices with their competitors between 1992 and 1998 for wallboard, essentially in the United Kingdom and Germany. We vigorously challenge this decision and have brought the case before the Court of First Instance (CFI) in Luxembourg, which has jurisdiction over such matters, on February 14, 2003. The proceedings are currently taking place before the court. The resolution procedure usually takes several years based on comparable cases. As a bank guarantee was given on our behalf, no payment will have to be made before the decision of the court.

Following investigations on the German cement market, the German competition authority, the Bundeskartellamt, announced on April 14, 2003, that it was imposing fines on German cement companies, including one in the amount of 86 million euros on Lafarge Zement, our German cement subsidiary for its alleged anti-competitive practices in Germany. Lafarge Zement believes that the amount of the fine is disproportionate in light of the actual facts and has brought the case before the Higher Regional Court, the Oberlandesgericht, in DŠsseldorf. The court’s decision is not expected before several years. No payment nor any guarantee is required to be made or given prior to the court’s decision. A provision of 300 million euros was recorded in our financial statements for the year ended December 31, 2002 in connection with the two matters above and we recorded additional provisions in 2003 and 2004 in relation to interest on the amount of the fines since 2002 for 20 million euros.

On November 12, 2004, our subsidiary Lafarge North America Inc. settled the arbitration proceeding which the Dunn Industrial Group, Inc. (“Dunn Industrial”) initiated as a lawsuit against us in 2001 in the Circuit Court of Jackson County, Missouri in connection with the construction of our new cement plant in Sugar Creek, Missouri. In full satisfaction of all of Dunn Industrial’s claims, i) Dunn Industrial retained a $6.5 million advance payment previously made by Lafarge North America Inc., ii) $3.8 million previously paid by Lafarge North America Inc. to an escrow agent was released to Dunn Industrial, and iii) Lafarge North America Inc. paid Dunn Industrial an additional $29.7 million. These amounts have been capitalized as additional costs of constructing the cement plant.

In The Netherlands, a former subsidiary of the Group, Tollens Coatings B.V., is one of the defendants in an action brought in 1990 by the government in connection with the discharge of certain waste in the Lekkerker canal between 1968 and 1971. At that time, Tollens Coatings B.V. operated a paint manufacturing plant and had hired another company to carry and dispose of waste produced by the plant. The government is seeking Dutch guilders 160 million (approximately 72.6 million euros) in damages, plus interest. Tollens Coatings B.V. contends that it did not instruct the disposal company to dump the waste in the Lekkerker canal and that it had no knowledge of the disposal company’s conduct. With the consent of the parties, the proceedings, which are still at the level of first instance, have been postponed several times by the court and since late 1993 no proceedings on the merits have taken place. In July 2001, the Dutch government took

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sufficient action to delay the running of the statute of limitations, without any other consequence. As a result, the case is still pending. Tollens Coating B.V. was disposed of with the Specialty Products Division. However, pursuant to the disposition arrangements, including the subsequent sale of Materis Participations to LBO France, the Group has agreed to indemnify the acquirers for any damages incurred in connection with this litigation.

Finally, certain of our subsidiaries have litigation and claims pending in the normal course of business. Management is of the opinion that these matters will be settled without any material adverse effect on the company’s financial statements.

Note 28 — Related Party Transactions

Transactions with equity affiliates were not material in 2004. The transactions entered into with other related parties were made under normal terms and conditions, similar to those normally granted to comparable groups.

Pursuant to an agreement signed between Lafarge North America Inc. and Blue Circle North America, Lafarge North America Inc. managed in exchange for a management fee, the assets mentioned in note 26(c) from July 11, 2001 to December 31, 2002. Subsequent to December 31, 2002, the agreement has been renewed tacitly every year.

Note 29 — Employees Costs and Directors’ and Executive Officers’ Compensation for Services

(a)	Employees and employees costs
	2004	2003	2002

Management staff	11,411	10,976	11,647
Non-management staff	65,664	64,362	65,900

Total number of employees	77,075	75,338	77,547

Of which:
companies accounted for using the proportionate method	5,155	5,829	5,055

	Years ended December 31,

	2004	2003	2002

	(in million €)
Total employees costs	2,407	2,380	2,749

Of which:
companies accounted for using the proportionate method	113	124	129

(b) Directors’ and executive officers’ compensation for services

	Years ended December 31,

	2004	2003	2002

	(in million €)
Board of Directors*	0.5	0.5	0.5
Senior Executives	9.0	9.1	7.4

Total	9.5	9.6	7.9

*	Directors’ fees

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 30 — Summary of Differences Between Accounting Principles Followed by the Group and U.S. GAAP

The accompanying consolidated financial statements of the Group have been prepared in accordance with the accounting principles described in Note 2 above (“French GAAP”) which differ in certain significant respects from those applicable in the United States of America (“U.S. GAAP”). These differences relate mainly to the items which are described below and which are summarized in the following tables.

1.	Differences in accounting for business combinations under French GAAP and U.S. GAAP

(a)	Goodwill recorded as a reduction of shareholders’ equity before January 1, 1989

Before January 1, 1989, as described in Note 2 (e), under French GAAP, the excess of the purchase price over the fair value of the net assets acquired was written off directly to shareholders’ equity upon acquisition. This goodwill is tracked from that date through memo accounts as disclosed in Note 10 (a) where it is amortized over the estimated period of benefit. The net amortized value of such goodwill is subsequently deducted when and if the related underlying business is sold, for purposes of calculating the gain (loss) on the disposal. Under U.S. GAAP, these goodwill amounts have been recognized as an asset, and as of January 1, 2002 are no longer amortized based upon the provisions of SFAS 142, Goodwill and other Intangible Assets (“SFAS 142”) (Note 30-12).

(b)	Determination of the purchase price in case of share consideration

Under French GAAP and U.S. GAAP, the purchase price of a transaction accounted for as an acquisition is based on the fair value of the consideration exchanged. In the case of acquisitions involving the issuance of the Group’s shares, under French GAAP the fair value of such consideration is based on the agreed-upon share price at completion of the acquisition or at the date when the transaction becomes unconditional. Under U.S. GAAP, the fair value of the share consideration is based on the average share price on the two trading days prior to and subsequent to the announcement of the proposed acquisition. This difference in valuation of the shares results in a difference in the fair value of consideration and consequently in the amount of goodwill capitalized and amortized. As described above, as of January 1, 2002, goodwill is no longer amortized under U.S. GAAP.

(c)	Negative goodwill arising on acquisitions

As described in Note 2 (e), negative goodwill is amortized into income on a rational systematic basis based upon estimates of future operating results of the acquiree. Negative goodwill is presented as a liability on the balance sheet. Under U.S. GAAP, negative goodwill has been recorded as a reduction in the fair value of long-lived assets acquired and the related depreciation expense is adjusted accordingly.

(d)	Fair value adjustments related to minority interests

Under French GAAP, when the Group initially acquires a controlling interest in a business, any portion of the assets and liabilities considered retained by minority shareholders is recorded at their fair value. Under U.S. GAAP, only the portion of the assets and liabilities acquired by the Group is recorded at its fair value. This gives rise to two differences:

(i)
Operating income is different under French GAAP than it would be under U.S. GAAP, because of the difference in basis of assets that are amortized. This difference is offset entirely by a difference in the minority interest’s participation in the income of the subsidiary.

(ii)
After an initial acquisition of a subsidiary, if an additional portion of that subsidiary is subsequently acquired, under French GAAP, the purchase consideration in excess of the net assets acquired is recorded as goodwill. Under U.S. GAAP, the incremental portion of the assets and liabilities is recorded at fair value, with any excess being allocated to goodwill.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	Goodwill and market share amortization

•	Goodwill amortization

Under French GAAP, acquired goodwill is amortized over the expected period of benefit, which does not exceed forty years, as described in Note 2(e). SFAS 142 requires that goodwill acquired in a purchase business combination completed after June 30, 2001 is not to be amortized. Subsequent to January 1, 2002, all previously recorded goodwill is no longer amortized but is tested for impairment at least annually. The French GAAP amortization of goodwill for the year ended December 31, 2004, 2003 and 2002 is reduced by 119 million euros, 117 million euros and 158 million euros, respectively (Note 30-12).

Under French GAAP, the Group recorded in 2004 an impairment charge of 14 million euros mainly related to its reporting unit Lafarge Roofing Benelux B.V. for 8 million euros and P.T. Semen Andalas Indonesia for 5 million euros and in 2003 an impairment charge of 18 million euros related to its reporting unit Lafarge Roofing Brasil Ltda. As described in Note 2 (k), in our goodwill and market share impairment test methodology, the impairment charge was based on a valuation resulting from analysis of discounted cash-flows.

Under U.S. GAAP, an additional 10 million euros impairment charge has been recorded in 2004 related to its reporting unit Lafarge Roofing Benelux B.V and no additional impairment charge has been recorded in 2003. The 2004 additional impairment charge corresponds to the different goodwill net value under U.S. GAAP, for being no longer amortized since January 1, 2002 (as described above).

•	Market share amortization

Under French GAAP as described in Note 2 (e), market share, which have been separately identified on the acquisition of subsidiaries, are not amortized. Under U.S. GAAP, market share would not be considered as a separately identifiable intangible asset, but as a component of goodwill and is accounted for based upon the provisions of SFAS 142, as described above.

(f)	Restructuring costs related to business combinations

French GAAP provides that where a business combination results in regional over capacity, costs associated with restructuring the acquirer’s operations should be included as a cost of the acquisition. As a result of certain acquisitions, the Group has closed certain of its own operations in regions where it has determined that over capacity will result from the duplication of its operations with those of the acquired operations. U.S. GAAP specifically excludes from costs of an acquisition those costs associated with closing duplicate facilities and restructuring operations of the acquirer, such costs are charged to income as a period cost under U.S. GAAP.

(g)	Goodwill relating to the acquisition of foreign subsidiaries before January 1, 2004

Prior to January 1, 2004, the Group recorded goodwill relating to the acquisition of foreign subsidiaries, joint ventures and equity investments prior to January 1, 2001 in the currency of the acquirer. Under U.S. GAAP, such goodwill was recorded in the currency of the acquiree. Beginning January 1, 2004, under French GAAP all goodwill was recorded in the currency of the acquiree, consistent with U.S. GAAP.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(h)	Depreciation period for goodwill related to the aggregates businesses prior to January 1, 2002

The difference between the purchase price of the aggregates businesses and the underlying fair value of net assets is mainly allocated to mineral reserves acquired based on their fair values at the time of acquisition. Under French GAAP, the remaining goodwill is generally amortized over 40 years whereas under U.S. GAAP, this goodwill is accounted for based upon the provisions of SFAS 142, as described above. Prior to January 1, 2002, under U.S. GAAP, this goodwill was amortized over the residual lives of the quarries acquired, which approximated the expected future benefit of the goodwill.

2.	Deferred income taxes

(a)	Accounting for deferred income taxes before January 1, 2000

Before January 1, 2000, the Group’s deferred tax provision was calculated using the partial allocation method. Effective January 1, 2000, as required under French GAAP, the Group adopted the balance sheet liability method, which among other changes, requires that deferred taxes be recorded on all temporary differences between the tax basis of assets and liabilities and their carrying amount in the balance sheet. The adoption of this methodology required that all deferred tax assets or liabilities be accounted for with the off setting amount recorded as an adjustment to equity. Under U.S. GAAP, which also applies the balance sheet liability method, temporary differences arising in connection with fair value adjustments on business combinations typically result in deferred taxes and a corresponding adjustment to goodwill. Consequently, an adjustment is required in the reconciliation to U.S. GAAP to record goodwill arising from deferred tax liabilities related to past business combinations and charged to equity under French GAAP on adoption of the balance sheet liability method.

(b)	Accounting for deferred tax assets

The Group recognizes deferred tax on tax loss carry-forwards and on temporary differences when it is reasonably certain that the assets will be recovered in future years. Realization is dependent on generating sufficient taxable income in order to recover the deferred tax balances. The amount of the net deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income in the related taxing jurisdiction are reduced. Under U.S. GAAP, such deferred tax assets are recognized when it is “more likely than not” that the related tax assets will be recovered, a lower threshold than under French GAAP. This conceptual difference between French and U.S. GAAP did not give rise to a significant reconciling difference in either 2004, 2003 or 2002.

Up to December 31, 2002, under French GAAP, some deferred tax assets are disclosed based on the net estimated recoverable amount. Pursuant to Statement of Financial Accounting Standards 109, Accounting for Income Taxes (“SFAS 109”), U.S. GAAP requires all deferred tax assets to be disclosed at the gross amount and reduced by the appropriate valuation allowance. Disclosures of the gross deferred tax assets and related valuation allowance based on U.S. GAAP amounts are presented in Note 32-3 (a). At December 31, 2004 and 2003, under French GAAP, all deferred tax assets are disclosed at the gross amount and reduced by the appropriate valuation allowance.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Accounting for business combinations in highly inflationary economies

Pursuant to SFAS 109, U.S. GAAP prohibits recognition of a deferred tax liability or asset for differences related to assets and liabilities that under Statement of Financial Accounting Standards 52, Foreign Currency Translation (“SFAS 52”), are remeasured from the local currency into the functional currency using historical rates and that result from changes in exchange rates or indexing for tax purposes.

Under French GAAP, the Group recorded a deferred tax liability on the basis differences created as a result of allocating the excess of the purchase price over the carrying value of non monetary assets acquired in highly inflationary economies (essentially fixed assets).

(d)	Accounting for deferred tax on tax-free reserves

Under French GAAP, the Greek subsidiaries of the Group have a potential tax liability relating to the tax-free reserve component of their equity.

Under Greek tax legislation, non-taxed or specially-taxed income may be transferred to special reserves under various tax incentive laws. The amounts transferred to these reserves are taxable upon their distribution, capitalization, offsetting of losses carried forward or ultimately upon the dissolution of the company. Under U.S. GAAP, a deferred tax liability should be recognized for the entire balance of the above reserves at the current prevailing tax rate, in the case of tax-free income, or at the difference between the general tax rate and privileged tax rates in each case for the specially-taxed income.

3.	Pension obligations

Under U.S. GAAP, pension costs are accounted for in accordance with Statement of Financial Accounting Standards 87, Employers’ Accounting for Pensions (“SFAS 87”). SFAS 87 requires that companies located outside the United States adopt the provisions of SFAS 87 for fiscal years beginning after December 15, 1988. Due to the significant period of time that has elapsed from the date when SFAS 87 would have been required to be adopted, the Group, as permitted, has adopted SFAS 87 on January 1, 1999. At the date of adoption, the Group’s net transition obligation was 15.5 million euros. Such transition obligation is being amortized over a five-year period, which represents the remaining amortization period between the required adoption date of January 1, 1989 and January 1, 1999. Accordingly, approximately 11 million euros of the transition obligation was recorded as an adjustment to shareholders’ equity at January 1, 1999 as this amount would be recognized under SFAS 87. The residual amount of the transition obligation is being amortized systematically over the period to January 1, 2004.

The Group applies the second approach of Emerging Issues Task Force Abstract 88-1, Determination of Vested Benefit Obligation to a Defined Benefit Pension Plan (“EITF 88-1”) for those pension arrangements in countries where the statutes require severance payments on accrued service benefits immediately upon separation. Under this methodology, the vested benefit obligation is determined based upon the expected date of separation or retirement rather than the measurement date.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Restructuring provisions

Restructuring plans are subject to social and legal obligations in addition to administrative authorizations in certain circumstances. Consequently, the implementation of restructuring plans is typically spread over several months. In this environment all the U.S. GAAP criteria for recognizing restructuring liabilities may not be fulfilled in the same period as required under French GAAP. The table below reconciles the income statement expense for restructuring costs as determined under French GAAP and U.S. GAAP, prior to the effects of income taxes and minority interests.

	Years ended December 31,
	2004	2003	2002

	(in million €)
French GAAP restructuring expense (Note 6)	35	65	89
Adjustments required for U.S. GAAP purposes:
– New plan provision and adjustments to prior year estimates(1)	4	1	5
– Costs charged against goodwill under French GAAP(2)	—	6	82
U.S. GAAP restructuring expense	39	72	176
– Reclassifications	(2)	(6)	(20)

Total effect on U.S. GAAP income statement	37	66	156

(1)
Under French GAAP, prior to January 1, 2002, the Group recorded restructuring liabilities during the period when the appropriate level of management has approved decisions. Commencing January 1, 2002, except for the recognition of restructuring charges related to business combinations, there is no longer a difference in the recognition of restructuring liabilities between French and U.S. GAAP (Note 2(p)). Under U.S. GAAP, the Group has applied the provisions of Statement of Financial Accounting Standards 112, Employer’s Accounting for Postemployment Benefits (“SFAS 112”) and Emerging Issues Task Force 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (“EITF 94-3”), in accounting for its employee layoffs and restructuring costs. Under EITF 94-3, a provision for restructuring can only be recorded during the period when certain conditions are satisfied, including the specific identification and approval by the appropriate level of management of the operations and activities to be restructured, and notification to the employees of the benefit arrangement. In addition, costs associated with an exit plan are recognized as restructuring provisions only if the related costs are not associated with or do not benefit continuing activities of the Group. The foregoing creates a timing difference between (i) the recording of provisions of new French GAAP charges to the extent that such provisions are not accrued for U.S. GAAP purposes, (ii) restructuring charges accrued under U.S. GAAP that were expensed for French GAAP purposes in a prior period, and (iii) changes in estimates on prior year French GAAP provisions that did not qualify for accrual under U.S. GAAP. Starting January 1, 2003, the Group applied prospectively and for all new plans initiated after this date SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that a liability for costs associated with exit or disposal activities to be recognized at fair value when the liability is incurred rather than at the date an entity commits to a plan of restructuring. Adoption of these provisions did not have a material impact on our financial positions or results of operations.

(2)
For the purpose of the U.S. GAAP reconciliation, the Group has applied Emerging Issues Task Force 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination (“EITF 95-3”), in accounting for restructuring costs associated with businesses it has acquired. As discussed in (1) above, the requirements for recording restructuring costs and liabilities are more specific under U.S. GAAP. Therefore, certain restructuring provisions included in the fair value of businesses acquired under French GAAP are not accruable under U.S. GAAP, generating a difference in goodwill, and liabilities acquired for restructuring costs charged against goodwill under French GAAP. Those restructuring charges originally charged to goodwill under French GAAP are subsequently expensed under U.S. GAAP once the U.S. GAAP criteria have been satisfied for recording the costs. For the years prior to January 1, 2002, reduction in amortization of goodwill is created between the French and U.S. GAAP treatment (Note 30.12).

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the French GAAP presentation, all costs classified as restructuring are presented under the caption other income (expenses) net. For U.S. GAAP purposes, those costs that qualify for expense treatment under U.S. GAAP are presented as operating costs (cost of goods sold or selling and administrative expenses).

The table below details the impact of restructuring adjustments on shareholders’ equity pursuant to U.S. GAAP, prior to the effects of income taxes and minority interests.

	At December 31,
	2004	2003	2002

	(in million €)
Provision per French GAAP (Note 22 (a))	48	63	154
Provision per U.S. GAAP	(44)	(50)	(95)
Impact of reclassifications	(1)	(6)	(26)

Difference between US and French GAAP provisions	3	7	33
Restructuring costs charged against goodwill under French GAAP and which do not qualify under EITF 95-3 (2)	—	(8)	(31)

Cumulative adjustment on new plan provisions and adjustment on prior estimates (1)	3	(1)	2
Cumulative costs originally charged against goodwill (French GAAP) and subsequently expensed under U.S. GAAP (2)	(219)	(219)	(235)
Cumulative amortization of goodwill (2)	13	13	13

Impact on shareholders’ equity of U.S. GAAP restructuring restatement	(203)	(207)	(220)

(1)	See footnote (1) above
(2)	See footnote (2) above

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below reconciles the balance sheet movements in the restructuring provision as determined under U.S. GAAP for the year ended December 31, 2004. The column entitled “Currency translation adjustments and others” includes translation adjustments generated by foreign subsidiaries on the variation of the provisions and reclassification of provisions. All amounts indicated in the table below are expressed in million euros, unless otherwise stated:

	January 1, 2004	Current year expense, net	Cash payments	Recognition upon business combination	Removal upon business disposals	Currency translation adjustments and others	December 31, 2004

– Restructuring provisions	63	21	(36)	—	—	—	48
– Costs incurred under both French and U.S. GAAP, and paid in the same year	—	14	(14)	—	—	—	—

Total French GAAP	63	35	(50)	—	—	—	48

– Voluntary termination offer not accepted at balance sheet date	(2)	3	—	—	—	(1)	—
– Plans not announced at balance sheet date	(1)	3	—	—	—	(2)	—
– Cost to train or relocate employees to another site	—	—	—	—	—	—	—
– Cost to move inventory or tangible assets to another location	—	—	—	—	—	—	—
– Reengineering and consulting costs	—	—	—	—	—	—	—
– Other exit costs that do not qualify for accrual	(4)	(2)	—	—	—	3	(3)

U.S. GAAP adjustments	(7)	4	—	—	—	—	(3)

U.S. GAAP reclassification	(6)	(2)	3	—	—	4	(1)

U.S. GAAP provisions	50	37	(47)	—	—	4	44

– Employee termination benefits	3	10	(11)	—	—	3	5
– Other costs	19	3	(8)	—	—	—	14

Total Cement	22	13	(19)	—	—	3	19

– Employee termination benefits	2	5	(3)	—	—	(1)	3
– Other costs	3	4	(3)	—	—	(1)	3

Total Aggregates & Concrete	5	9	(6)	—	—	(2)	6

– Employee termination benefits	18	11	(15)	—	—	3	17
– Other costs	2	1	(2)	—	—	—	1

Total Roofing	20	12	(17)	—	—	3	18

– Employee termination benefits	2	3	(3)	—	—	(1)	1
– Other costs	1	—	(2)	—	—	1	—

Total Gypsum	3	3	(5)	—	—	—	1

U.S. GAAP provisions	50	37	(47)	—	—	4	44

Restructuring provisions under U.S. GAAP consist of the following at December 31, 2004: long-term portion for 17 million euros, and current portion for 27 million euros. Cash payments for the long-term portion of restructuring costs, at December 31, 2004, under U.S. GAAP are expected to be mostly incurred in 2006.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The 44 million euros restructuring provisions determined in accordance with U.S. GAAP at December 31, 2004, includes 26 million euros for employee termination benefits, which can be analyzed, as follows:

Number of employees

German plans	136
Romanian plans	63
Russian plans	55
United Kingdom plans	41
French plans	35
Other plans	107

Total	437

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended December 31, 2004, the U.S. GAAP restructuring expense was approximately 37 million euros. Such restructuring expense included the following major actions:

Year ended December 31, 2004

(in million €)
CEMENT
United Kingdom
– Involuntary termination benefits for 11 employees and other exit costs related to Head Office reorganization	3
– Involuntary termination benefits for 8 employees related to Head Office, Hope, Northfleet and Wesbury reorganization	1
France
– Involuntary termination benefits for 28 employees and exit costs related to Head Office, plants and commercial agencies reorganization	2
Romania
– Exit costs related to downsizing Lafarge Romcim.	2
– Voluntary and Involuntary termination benefits for 63 employees related to the integration of the new company Sicim	1
Serbia
– Voluntary termination benefits for 145 employees related to Beocin reorganization	1

AGGREGATES & CONCRETE
United Kingdom
– Involuntary termination benefits and other exit costs related to Watermead Park and Mothballing reorganization	5
France
– Involuntary termination benefits for 21 employees related to Vallée de la Seine and South West region reorganization	2
Venezuela
– Contract termination costs related to La Yaguara y Cagua and Araguita plants closure	1

ROOFING
Germany
– Involuntary termination benefits for 60 employees with respect to Lafarge Dachsysteme GmbH downsizing plans	9
– Involuntary termination benefits and exit costs related to downsizing plans at Lafarge Roofing Components GmbH	1
– Voluntary and Involuntary termination benefits for 7 people at Schiedel GmbH and Co with respect to the downsizing program implemented in these companies	1
South Africa
– Involuntary termination benefits related to ceasing activity at Spunchem	1

GYPSUM
Germany
– Involuntary termination benefits and other exit costs related to Gyproc integration	2

Other plans less than 1 million euros	5

Current year restructuring expense	37

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below reconciles the balance sheet movements in the restructuring provision as determined under U.S. GAAP for the year ended December 31, 2003. The column entitled “Currency translation adjustments and others” includes translation adjustments generated by foreign subsidiaries on the variation of the provisions and reclassification of provisions. All amounts indicated in the table below are expressed in million euros, unless otherwise stated:

	January 1, 2003	Current year expense, net	Cash payments	Recognition upon business combination	Removal upon business disposals	Currency translation adjustments and others	December 31, 2003

– Restructuring provisions	154	21	(66)	(14)	—	(32)	63
– Costs incurred under both French and U.S. GAAP, and paid in the same year	—	44	(44)	—	—	—	—

Total French GAAP	154	65	(110)	(14)	—	(32)	63

– Voluntary termination offer not accepted at balance sheet date	(8)	2	—	2	—	2	(2)
– Plans not announced at balance sheet date	(21)	4	—	14	—	2	(1)
– Cost to train or relocate employees to another site	—	—	—	—	—	—	—
– Cost to move inventory or tangible assets to another location	—	—	—	—	—	—	—
– Reengineering and consulting costs	—	—	—	—	—	—
– Other exit costs that do not qualify for accrual	(4)	1	—	—	—	(1)	(4)

U.S. GAAP adjustments	(33)	7	—	16	—	3	(7)

U.S. GAAP reclassification	(26)	(6)	8	—	—	18	(6)

U.S. GAAP provisions	95	66	(102)	2	—	(11)	50

– Employee termination benefits	9	19	(23)	4	—	(6)	3
– Other costs	37	6	(20)	(1)	—	(3)	19

Total Cement	46	25	(43)	3	—	(9)	22

– Employee termination benefits	7	6	(7)	—	—	(4)	2
– Other costs	5	4	(4)	—	—	(2)	3

Total Aggregates & Concrete	12	10	(11)	—	—	(6)	5

– Employee termination benefits	23	25	(36)	—	—	6	18
– Other costs	10	3	(9)	—	—	(2)	2

Total Roofing	33	28	(45)	—	—	4	20

– Employee termination benefits	4	3	(3)	(2)	—	—	2
– Other costs	—	—	—	1	—	—	1

Total Gypsum	4	3	(3)	(1)	—	—	3

U.S. GAAP provisions	95	66	(102)	2	—	(11)	50

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restructuring provisions under U.S. GAAP consist of the following at December 31, 2003: long-term portion for 4 million euros, and current portion for 46 million euros. Cash payments for the long-term portion of restructuring costs, at December 31, 2003, under U.S. GAAP are expected to be mostly incurred in 2005.

The 50 million euros restructuring provisions determined in accordance with U.S. GAAP at December 31, 2003, includes 25 million euros for employee termination benefits, which can be analyzed, as follows:

Number of employees

German plans	267
United Kingdom plans	39
Polish plans	32
Other plans	28

Total	366

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended December 31, 2003, the U.S. GAAP restructuring expense was approximately 66 million euros. Such restructuring expense included the following major actions:

Year ended December 31, 2003

(in million €)

CEMENT
United Kingdom
— Involuntary termination benefits for 38 employees at Lafarge UK Cement	3
France
— Involuntary termination benefits for 40 employees and exit costs related to commercial agencies reorganization	3
North America
— Sugar Creek plant closure and Roberta plant restructuring plan	2
Kenya
— Involuntary termination benefits for 35 employees at Mombasa plant, Nairobi and headquarters	2
Honduras
— Involuntary termination benefits for 80 employees at headquarters of Industria Cementerna Hondurena	2
Romania
— Termination benefits and other exit costs related to downsizing Lafarge Romcim.	2
Poland
— Wierzbica plant liquidation costs – Involuntary termination benefits for 171 employees	1
Greece
— Involuntary termination benefits for 20 employees at Blue Circle Greece headquarters	1

AGGREGATES & CONCRETE
United Kingdom
— Termination benefits and other exit costs related to Watermead Park reorganization	7
France
— Mainly involuntary termination benefits for 17 employees at Vallée de la Seine	3

ROOFING
Germany
— Involuntary termination benefits for 291 employees with respect to Lafarge Dachsysteme GmbH downsizing plans	14
— Exit costs related to downsizing plans at Lafarge Roofing Components GmbH	3
— Involuntary termination benefits for 20 people and other exit costs at Lafarge Technical Centers GmbH	3
— Atectia closure – Involuntary termination benefits and consulting costs	2
— Involuntary termination benefits at Schiedel GmbH and Co with respect to the downsizing program implemented in these companies	2
France
— Involuntary termination benefits for employees related to industrial and administrative reorganization at Lafarge Couverture SA	1

GYPSUM
France
— Santes plant closure — Involuntary termination benefits for 6 people and exit costs	1
Germany
— Gyproc integration — Voluntary termination benefits for 46 employees and other costs	2

Other plans less than 1 million euros	12

Current year restructuring expense	66

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below reconciles the balance sheet movements in the restructuring provision as determined under U.S. GAAP for the year ended December 31, 2002. The column entitled “Currency translation adjustments and others” includes translation adjustments generated by foreign subsidiaries on the variation of the provisions and reclassification of provisions. All amounts indicated in the table below are expressed in million euros, unless otherwise stated:

	January 1, 2002	Current year expense, net	Cash payments	Recognition upon business combination	Removal upon business disposals	Currency translation adjustments and others	December 31, 2002

— Restructuring provisions	211	45	(179)	94	—	(17)	154
— Costs incurred under both French and U.S. GAAP, and paid in the same year	—	44	(44)	—	—	—	—

Total French GAAP	211	89	(223)	94	—	(17)	154

— Voluntary termination offer not accepted at balance sheet date	(36)	66	—	(41)	—	3	(8)
— Plans not announced at balance sheet date	(8)	17	—	(31)	—	1	(21)
— Cost to train or relocate employees to another site	(1)	1	—	—	—	—	—
— Cost to move inventory or tangible assets to another location	—	—	—	—	—	—	—
— Reengineering and consulting costs	(2)	2	—	—	—	—	—
— Other exit costs that do not qualify for accrual	(2)	1	—	(4)	—	1	(4)

U.S. GAAP adjustments	(49)	87	—	(76)	—	5	(33)

U.S. GAAP reclassifications	(4)	(20)	(8)	4	—	2	(26)

U.S. GAAP provisions	158	156	(231)	22	—	(10)	95

— Employee termination benefits	87	78	(146)	(6)	—	(4)	9
— Other costs	24	4	(28)	39	—	(2)	37

Total Cement	111	82	(174)	33	—	(6)	46

— Employee termination benefits	10	5	(5)	(1)	—	(2)	7
— Other costs	7	6	(7)	—	—	(1)	5

Total Aggregates & Concrete	17	11	(12)	(1)	—	(3)	12

— Employee termination benefits	16	35	(21)	(7)	—	—	23
— Other costs	13	17	(16)	(3)	—	(1)	10

Total Roofing	29	52	(37)	(10)	—	(1)	33

— Employee termination benefits	—	12	(8)	—	—	—	4
— Other costs	—	—	—	—	—	—	—

Total Gypsum	—	12	(8)	—	—	—	4

— Employee termination benefits	—	—	—	—	—	—	—
— Other costs	1	(1)	—	—	—	—	—

Total Specialty Products	1	(1)	—	—	—	—	—

U.S. GAAP provisions	158	156	(231)	22	—	(10)	95

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restructuring provisions under U.S. GAAP consist of the following at December 31, 2002: long-term portion for 23 million euros, and current portion for 72 million euros. Cash payments for the long-term portion of restructuring costs, at December 31, 2002, under U.S. GAAP are expected to be incurred in 2004.

The 95 million euros restructuring provisions determined in accordance with U.S. GAAP at December 31, 2002, includes 43 million euros for employee termination benefits, which can be analyzed, as follows:

Number of employees

German plans	407
United States plans	90
United Kingdom plans	40
Other plans	4

Total	541

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended December 31, 2002, the U.S. GAAP restructuring expense was approximately 156 million euros. Such restructuring expense included the following major actions:

Year ended December 31, 2002
(in million €)
CEMENT
Greece
— Voluntary termination benefits for 174 employees at Blue Circle Greece cement companies	30
Serbia
— Voluntary termination benefits for 1009 employees	14
Spain
— Early retirement benefits in Lafarge Asland for 31 employees	8
Nigeria
— Voluntary termination benefits for 790 employees in Ashaka and other redundancy costs in Ewekoro	6
Romania
— Termination benefits and other exit costs related to the downsizing of Lafarge Romcim	4

AGGREGATES & CONCRETE
United Kingdom
— Involuntary termination benefits for 12 employees in Thirslington quarry and other costs related to Watermead Park restructuring	4
Germany
— Involuntary termination benefits for 33 employees and other plant closure costs	2
Greece
— Voluntary termination benefits for 11 employees at Blue Circle Greece concrete companies	1

ROOFING
Germany
— Involuntary termination benefits for 175 employees with respect to Lafarge Dachsysteme GmbH and Ruppkeramik GmbH downsizing plans	10
— Involuntary termination benefits related to Kloeber acquisition	8
— Involuntary termination benefits at Schiedel GmbH & Co with respect to the downsizing program implemented in these companies	4
— Termination benefits for 48 employees with respect to the downsizing program implemented at Lafarge Roofing Technical Centers GmbH	3
Benelux
— Termination benefits for 30 employees and other exit costs at Lafarge Roofing Benelux B.V. with respect to the closure of production sites	2
France
— Involuntary termination benefits at Lafarge Couverture SA with respect to the downsizing program implemented in these companies	1

GYPSUM
Poland
— Termination benefits in Lafarge Gyps Polska	4
United States
— Welmington plant closure – Involuntary termination benefits for 99 employees	4

Other plans less than 1 million euros	51

Current year restructuring expense	156

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Other provisions

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

U.S. GAAP requires that the foreign currency translation gain or loss on the foreign denominated debt be included in income for the period.

(b)	Accounting for environmental liabilities and site restoration provisions

French GAAP allows provisions for site restoration and environmental liabilities to be determined on a discounted basis if the effect of the time value of money is material. Under U.S. GAAP, based on American Institute of Certified Public Accountants Statement of Position 96-1, Environmental Remediation Liabilities, (“SOP 96-1”), a company can elect to discount environmental liabilities only when the timing and amounts of payments are fixed and reliably determinable. Under U.S. GAAP, the Group does not discount these liabilities. In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The purpose of this statement is to develop consistent accounting for asset retirement obligations and related costs in financial statements and provide more information about future cash outflows, leverage and liquidity regarding retirement obligations and the gross investment in long-lived assets. The Group implemented SFAS No. 143 on January 1, 2003. Prior to adoption, the Group provided for its estimated quarry reclamation obligation over the life of the quarry based on the units of production. Adoption of the provisions of SFAS No. 143 did not have a material impact on the Group’s financial positions or results of operations.

6.	Stock based compensation and employee stock plans

(a)	Employee stock option plans

Under French GAAP, compensation cost is not recorded for stock options and stock purchase plans. Under U.S. GAAP, the Group accounts for stock based compensation awards pursuant to Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (“APB 25”) which requires that compensation expense be recorded when the market price of the stock at the measurement date exceeds the amount the employee is required to pay upon exercise of the option. The stock options granted to employees have been repriced in situations where there would be a theoretical dilution of the option holder’s percentage interest in the Group. Typically, these repricing events arise from the Group’s issuance of common stock or warrants. Under U.S. GAAP, the repricing of the Group’s stock option plan causes the plan to be considered a variable plan under APB 25. As a result, the Group has recorded a compensation expense of 2 million euros in the year ended December 31, 2004, a compensation expense of 2 million euros in the year ended December 31, 2003 and a recovery of previously recognized compensation expense of 60 million euros in the year ended December 31, 2002.

Additional disclosures in accordance with APB 25 and Statement of Financial Accounting Standards 123, Accounting for Stock Issued to Employees (“SFAS 123”) are presented in Note 32-2.

In accordance with SFAS 123, the Group discloses compensation cost based on the estimated fair value of the options on the grant dates. Compensation cost was estimated to be the fair value of all options granted based on the binomial option-pricing model for the Lafarge S.A. options through December 31, 2003.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Effective January 1, 2004, Lafarge S.A. began using the Black-Scholes model. The change in models did not have a material impact on the determination of fair value. For all periods presented, the Black-Scholes model was utilized for the Lafarge North America Inc. options.

As of December 31, 2002, the Group adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure. The costs associated with options granted in each of the three years ended December 31, 2004, 2003 and 2002 are 46 million euros, 47 million euros and 35.7 million euros, respectively. The pro-forma amounts below reflect the fair value effect as if the options granted had been charged to income for the years presented.

	Years ended December 31,
	2004	2003	2002

	(in million € except per share amounts)
Numerator
U.S. GAAP (Note 31 (c))
Net earnings for purposes of:
— basic earnings per share	987	831	436
— diluted earnings per share	1,017	861	436

Stock-based employee compensation (recovery) expense included in net earnings, net of tax	2	2	(53)
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(46)	(47)	(36)

Net effect on basic and diluted earnings	(44)	(45)	(89)

Pro forma
Net earnings for purposes of:
— basic earnings per share	943	786	347
— diluted earnings per share	973	816	347

Earnings per share
U.S. GAAP
Basic	5.90	5.66	3.36

Diluted	5.70	5.45	3.34

Pro forma
Basic	5.64	5.35	2.68

Diluted	5.45	5.17	2.66

Number of shares (thousands)
U.S. GAAP: basic	167,217	146,891	129,629

U.S. GAAP: diluted	178,561	157,970	130,547

The pro forma compensation cost may not be representative of that to be expected in future years.

(b)	Employee stock plans

The Group’s shares are offered to employees, as determined by management, at a maximum discount of 20% under the plan “Lafarge in Action”. Under French GAAP, no compensation expense is recorded for the discount. Under U.S. GAAP, such discount must be recorded as compensation expense pursuant to APB 25 with a corresponding increase in additional paid-in capital. An amount of 25 million euros has been charged

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to income for U.S. GAAP purposes in 2002. There were no such shares issued to employees in 2004 and 2003.

In conjunction with the Group’s stock purchase plan described above, the Group has granted a two-year loan to employees for the purpose of subscribing to the offered shares. Pursuant to APB 25, such loans are recorded as a reduction of shareholders’ equity. For the years ended December 31, 2003 and 2002, amounts of 7 million euros and 21 million euros, respectively, remain outstanding on these loans. As of December 31, 2004, these loans have been fully reimbursed.

7.	Investments in marketable securities

In accordance with French GAAP, as described in Note 2 (j), the Group’s policy is to value marketable securities and other equity securities at the lower of historical cost or net realizable value with any resulting unrealized losses recorded in the statement of income. French GAAP does not permit upward adjustments in the value of these securities to reflect their fair market value.

Under U.S. GAAP, Financial Statement of Accounting Standards 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”), requires that investments in marketable securities be divided into three categories: trading (securities that are bought and held principally for the purpose of selling them in the near term), held to maturity (securities that the Group has a positive intent and ability to hold to maturity), and securities available for sale (all other securities). Most of the marketable debt and equity securities of the Group are classified as available for sale with unrealized gains and losses excluded from earnings and reported as a component of shareholders’ equity (accumulated other comprehensive income). Unrealized losses that are other than temporary are charged to income.

Available-for-sale securities

The following table provides the summary of information related to the Group’s available-for-sale securities:

	At December 31,
	2004	2003	2002

	(in million €)
Cost	388	392	319

Gross unrealized gains	—	—	—
Gross unrealized losses	35	44	105

Market value	353	348	214

The change in the net unrealized gains or losses on available for sale securities that have been included in a separate component of shareholders’ equity for 2004, 2003 and 2002 is an increase of 9 million euros, an increase of 61 million euros and a decrease of 52 million euros, respectively.

In 2000, the Group acquired 9.99% of the common shares of the Portuguese cement producer Cimpor for 319 million Euros, which represented an average 4.75 euros per share. The market value of the shares then declined and, at December 31, 2002, was 214 million euros. In December 2003, the Group purchased an additional 2.65% of the common shares of Cimpor common stock at 4.06 euro per share, increasing their ownership position to 12.64%. The market value of all shares at December 31, 2003 was 348 million euros, 44 million euros below the carrying value of the investment of 392 million euros. The market value of all shares at December 31, 2004 was 353 million euros, 35 million euros below the carrying value of the investment of 388 million euros, as disclosed in Note 13.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at December 31, 2004, the Group has booked a depreciation of 4 million euros based on an internal valuation of its investment. The Group has treated the remaining unrealized losses on this investment as a temporary impairment as it has the intent and ability to retain its investment for a period of time sufficient for the recovery in market value. The Group has viewed, and continues to view, its investment in Cimpor as a strategic investment The Group also notes that Cimpor’s share price has increased since early 2003. In addition, the Group derives certain benefits from its investment that are not reflected in Cimpor’s share price. These benefits include an industrial and technical cooperation agreement with Cimpor that provides an annual revenue stream and opportunities for collaboration with Cimpor management to enhance the efficiency and create operating synergies for both operations, as evidenced, for example, by certain asset sales transactions. The Group will continue to monitor the value of its investment in Cimpor and evaluate it for possible impairment, as appropriate.

Gross realized gains and losses on marketable securities classified as available-for-sale are included in the Group’s consolidated financial statements of income. Realized gains and losses for securities held by the Group are determined using the average cost method. There was no gross realized gains and losses for the years ended December 31, 2004, 2003 and 2002.

8.	Derivative instruments

(a)	Accounting for derivative instruments

Under French GAAP, the fair value of derivative instruments is recorded in the Group’s accounting records when the assets and liabilities of an acquiree are fair valued as the result of a business combination. In all other situations, French GAAP does not require the recognition of the fair value of derivative instruments. As of January 1, 2001 pursuant to the guidance in Statement of Financial Accounting Standards 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as interpreted and amended, the Group records financial instruments, which meet the criteria for recognition as derivatives. Derivative instruments are marked to market and recorded on the balance sheet. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Group designates its derivatives based upon the criteria established by SFAS 133. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivatives gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For embedded derivatives, the gain or loss is recognized in earnings in the period of the change in fair value.

As a result of the application of SFAS 133, for the year ended December 31, 2004, 2003 and 2002 the Group has recognized the net amount of 4 million euros recorded as an increase in income and 61 million euros recorded as an increase in other comprehensive income, a net amount of 26 million euros recorded as an increase in income and 48 million euros recorded as an increase in other comprehensive income and a net amount of 5 million euros recorded as a decrease in income and 3 million euros recorded as an increase in other comprehensive income, respectively.

(b)	Options on shares of investees

In connection with the Group’s acquisitions of shares in certain investees, the related shareholder agreements contain call options and written put options on shares owned by other co-investors. French GAAP does not require the valuation and recording of these options in the Group’s accounts. For the year ended December 31, 2000 under U.S. GAAP, specifically the 1986 AICPA issues paper, Accounting for Options, (since superseded by SFAS 133 as interpreted and amended) upon acquisition of the shares in each of these investees, the written put options would be recorded at their fair market values and recorded as liabilities, and

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a portion of the acquisition price would be allocated to the related call options. Subsequent to acquisition, the options would be marked to market, with gains and losses recorded in net income. The application of SFAS 133 did not change the method of accounting for these options. The market value of options are as follows:

	At December 31,
	2004	2003	2002
	(in million €)
Put options	—	—	3.1
Call options	—	—	—

9.	Investment subsidies

Under French GAAP, certain government investment subsidies were recorded in income when received, or were deferred and amortized over the remaining service periods of the employees at the related facilities. Under U.S. GAAP, investment subsidies are deferred and amortized over the useful lives of the property plant and equipment in which the funds were invested.

10.	Treasury shares

Until December 31, 2002, in the French GAAP consolidated financial statements, treasury shares repurchases were accounted for by the Group as a reduction of the shareholders’ equity at acquisition cost and no further recognition was given for subsequent changes in fair value. Starting January 1, 2003, the cost of treasury shares repurchases that are intended for distribution to the employees is classified in investments in marketable securities (included in Cash and cash equivalents), and accounted for as described in Note 2 (m). Remaining treasury shares that are purchased with no specific intent to be distributed to employees are recorded as a reduction of shareholders’ equity at acquisition cost. All of these shares have been excluded in the earnings per share computation in accordance with French GAAP.

For French GAAP purposes, a provision is recorded for unrealized losses on shares, which are classified as investments in marketable securities. Changes in the provision, including any subsequent recovery in value, if any, are recorded as financial income or expense. Increases or decreases in the fair value of shares, which are classified as a reduction of shareholders’ equity, are recorded directly as a component of shareholders’ equity.

As of December 31, 2004, the Group was carrying 1,834,396 of its own shares of which (i) 1,036,426 were classified as investments in marketable securities at a cost of 69 million euros and (ii) 797,970 were classified as a reduction of the Group shareholders’ equity for 33 million euros. As of December 31, 2003, the Group was carrying 1,856,266 of its own shares of which (i) 1,058,296 were classified as investments in marketable securities at a cost of 71 million euros and (ii) 797,970 were classified as a reduction of the Group shareholders’ equity for 33 million euros. A charge of 7 million euros was recognized in the Group’s French GAAP consolidated financial statements to account for unrealized losses on the Group’s own shares accounted for as investments in marketable securities.

Under U.S. GAAP, treasury shares are accounted for as a reduction of shareholders’ equity at acquisition cost, and no further recognition is given for subsequent changes in fair value. When treasury shares are resold, any differences between cost and fair value are generally recorded directly to shareholders’ equity. Accordingly, the 7 million euros expense recognized for the year ended December 31, 2003 under French GAAP has been reversed for purposes of determining the U.S GAAP net income. At December 31, 2004 and 2003, the impact on shareholders’ equity would have been an increase of 7 million euros and an increase of 7 million euros, respectively, related to the cancellation of the provision and a decrease of 69 million euros and a decrease of 71 million euros, respectively, related to the reclassification of treasury shares classified in investments in marketable securities under French GAAP.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Furthermore, these shares are not considered as outstanding for purposes of the U.S. GAAP earnings per share computation.

11.	Other items

Other differences between accounting principles followed by the Group and U.S. GAAP are not individually significant, and are presented in the aggregate in the reconciliation of net income and shareholders’ equity.

11.1. Equity method investments

(a)	U.S. GAAP reconciliation

Under French GAAP, the Group accounts for its investments on the equity method using the investees local GAAP adjusted as necessary to be in accordance with French GAAP. Under U.S. GAAP, the results of operations and financial position of these investees must be accounted for in accordance with U.S. GAAP prior to the Group’s recognition of its share in income of companies accounted for under equity method. The adjustments to present investees under U.S. GAAP relate primarily to accounting for business combinations, deferred income taxes, marketable securities, derivative instruments, provisions for restructuring, pensions, general provisions, maintenance and other provisions, start-up costs and fixed asset revaluations.

(b)	Amortization of goodwill

Under French GAAP, the excess of the purchase price of equity method investments over the historical net book value of the investment is generally considered as goodwill, and is amortized over 40 years. Under U.S. GAAP, such excess purchase price is allocated to the corresponding underlying assets of the investee and amortized over their respective useful lives. Any remaining difference is considered goodwill, which was amortized over 40 years through December 31, 2001. Effective on January 1, 2002, this goodwill is no longer amortized in accordance with SFAS 142.

11.2. Start-up costs

Start-up costs capitalized by the Group under French GAAP have been expensed under U.S. GAAP following the requirements of American Institute of Certified Public Accountants Statement of Position 98-5, Reporting of Costs of Start-Up Activities (“SOP 98-5”). As a result, there is a timing difference in the expense recognition between French and U.S. GAAP.

11.3. Lafarge Roofing GmbH (formerly Lafarge Braas) minority interests acquisition in 1999 and 2000

The acquisition by the Group of the 43.5% minority interests in Lafarge Braas through a share for share exchange was accounted for under French GAAP from the date of the contract signing which was December 22, 1999. Approximately 44% of the total share consideration for this transaction was issued in December 1999. The remainder, approximately 286 million euros, was issued on June 20, 2000 after an authorized increase in share capital. For purposes of U.S. GAAP, the transaction is to be accounted for as a two-step acquisition based upon the dates the shares were exchanged with the minority shareholders. Consequently, an additional 82 million euros of goodwill was recorded under U.S. GAAP based upon the different methodologies used to determine the purchase price under French and U.S. GAAP (Note 30-1 (b)).

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.4. Accounting for hyper-inflationary economies

For the period from December 31, 1997 to January 1, 2001 for French GAAP, Indonesia was designated as hyper-inflationary by the Group and accounted for as described in Note 2 (d). The expectation, during that period, was that the worsening economic and political situation along with the strong devaluation of the Indonesian rupiah would lead to a hyper-inflationary economic environment.

The U.S. GAAP criteria used to determine hyperinflation is an inflation rate of 100% or greater for the three years prior to the year of conversion. Based upon various indices, the Indonesian economy did not exceed the 100% inflation threshold in the three years prior to 1997. Accordingly, for U.S. GAAP purposes, Indonesia should not have been considered highly inflationary. Amounts related to the differences in accounting policies between French and U.S. GAAP are included in the reconciliation line item “Other items”. As discussed in Note 6, the Group recorded an impairment loss associated with the Tsunami damages that occurred on December 26, 2004. The U.S. GAAP adjustments related to accounting for hyper-inflationary economies, amounting for 12 million euros at December 31, 2003, were written-off in the U.S. GAAP net income as the underlying assets were written-off for both French GAAP and U.S. GAAP. As a result, at December 31, 2004, there is no longer a difference in shareholders’ equity between U.S. GAAP and French GAAP. The effects on U.S. GAAP net income for the years ended December 31, 2004, 2003 and 2002 are an increase of 12 million euros, an increase of 4 million euros and an increase of 4 million euros, respectively. The effects on U.S. GAAP equity at December 31, 2003 and 2002 are a decrease of 12 million euros and a decrease of 22 million euros, respectively.

12.	Adoption of SFAS 141 and SFAS 142 as of January 1, 2002

Under French GAAP, acquired goodwill is amortized over the expected period of benefit, which does not exceed forty years. In July 2001, The Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” These statements establish new accounting and reporting standards for business combinations and associated goodwill and intangible assets. They require, among other things, elimination of the pooling of interests method of accounting, no amortization of acquired goodwill, and a periodic assessment for impairment of all goodwill and intangible assets acquired in a business combination. SFAS 141 and SFAS 142 supersede APB Opinions No. 16 “Business Combinations” and No. 17 “Intangible Assets”, respectively. As required by these new standards, the Group adopted SFAS 141 for all acquisitions subsequent to June 30, 2001, SFAS 142 was adopted as of January 1, 2002.

In the year of adoption, SFAS 142 required that the Group performs a transitional goodwill impairment evaluation. In its goodwill and market share impairment test, the Group uses a combination of a market approach and an income approach. In the market approach, we compare the carrying value of our reporting units with multiples of their Gross Operating Income. For reporting units presenting an impairment risk according to the market approach we then use the income approach. In the income approach, we estimate the discounted value of the sum of the expected future cash flows. If the carrying value of the reporting unit is higher than the measured fair value of the related assets and liabilities, the Group records extraordinary amortization of goodwill and market share to reduce the carrying value of the reporting unit to its determined fair value.

Evaluations for impairment are significantly impacted by estimates of future prices for our products, the evolution of expenses, economic trends in the local and international construction sector, the expectations on long-term development of emerging markets and other factors. This also depends on the discount rates used. The Group has defined country specific discount rates for each of its reporting units based on their Weighted Average Cost of Capital. In some cases, the Group uses a third party valuation as part of its impairment test.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Completion of the initial evaluation indicated that goodwill recorded on the Roofing reporting segment was impaired for purposes of U.S. GAAP as of January 1, 2002. The circumstances leading to the goodwill impairments for reporting units of the Roofing segment, include in mature markets an overcapacity, and weaker demand for roofing products, due to worsening global economic trends. These circumstances caused lower than expected operating profits, cash flows, and are evidence that initial growth expectations assumed when the reporting units were acquired have changed.

In 2002, as a consequence of the above, the Group has recognized a goodwill impairment charge of 160 million euros as a cumulative effect of a change in accounting principle. For purposes of French GAAP, a goodwill impairment charge was not required based upon the fact that the carrying amount of Roofing segment goodwill is substantially less under French GAAP due to the U.S. GAAP application of the balance sheet liability method of accounting for deferred taxes prior to January 1, 2000 (Notes 30-2 (a)), and the different methods used to determine the purchase price (Notes 30-1 (b), 30-11.3).

The following table presents details of intangible assets:

	At December 31, 2004			At December 31, 2003			At December 31, 2002
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net

	(in million €)
Customer lists	20	(11)	9	20	(9)	11	15	(5)	10
Non-compete contracts	14	(10)	4	14	(11)	3	13	(11)	2
Other intangible assets	85	(44)	41	66	(29)	37	59	(37)	22

Intangible assets	119	(65)	54	100	(49)	51	87	(53)	34

For all periods presented, the Group has reclassified mineral rights previously recorded as intangible assets to tangible assets in accordance with Emerging Issues Task Force No. 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets”.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table displays the changes in the carrying amount of goodwill by reportable segment.

	Cement	Aggregates & Concrete	Roofing	Gypsum	Specialty Products	Unallocated	Total

	(in million €)
At January 1, 2002	4,796	851	1,099	107	4	761	7,618
Reclassifications	—	110	(110)	—	—	—	—
Additions	92	6	7	17	—	—	122
Disposals	(111)	—	—	—	(1)	—	(112)
Purchase accounting adjustments	686	31	(42)	(5)	6	(737)	(61)
Impairment charges	—	—	(160)	—	—	—	(160)
Translation adjustments	(604)	(99)	(34)	(4)	(4)	(24)	(769)

At December 31, 2002	4,859	899	760	115	5	—	6,638

Additions	43	16	2	22	—	—	83
Disposals	(11)	(1)	—	(1)	(5)	—	(18)
Purchase accounting adjustments	(53)	—	(34)	—	—	—	(87)
Impairment charges	—	—	(18)	—	—	—	(18)
Translation adjustments	(472)	(82)	3	(6)	—	—	(557)

At December 31, 2003	4,366	832	713	130	—	—	6,041

Additions	37	50	8	16	—	—	111
Disposals	—	—	1	2	—	—	3
Purchase accounting adjustments	(23)	—	(3)	—	—	—	(26)
Impairment charges	(5)	—	(19)	—	—	—	(24)
Translation adjustments	(131)	(35)	(31)	1	—	—	(196)

At December 31, 2004	4,244	847	669	149	—	—	5,909

Goodwill is recorded as of the date of acquisition based upon a preliminary purchase price allocation. The Group typically makes adjustments to the preliminary purchase price allocation during the allocation period (generally not exceeding one year) as the Group finalizes the fair value of certain assets and liabilities such as property, plant and equipment, intangible assets, pension and other post-retirement benefit obligations, contingent liabilities, and deferred and current tax balances.

The purchase accounting adjustments reflected in the carrying value of goodwill for the year ended December 31, 2004, 2003 and 2002 include adjustments to the opening balance sheets of acquired entities made after twelve months of the respective acquisition. When we make acquisitions, certain tax contingencies and valuation allowances, may not have been finalized within the twelve-month period. We adjusted goodwill to reflect revisions in estimates and/or the ultimate disposition of these contingencies and valuation allowances in accordance with the provisions of SFAS No. 109 “Accounting for Income Taxes” and EITF 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination”.

13.	Items affecting the presentation of consolidated financial statements

(a)	Consolidation of less than majority owned entities

Under U.S. GAAP, control is normally defined as voting control (over 50%) although there may be facts and circumstances that permit consolidation in other cases. In the case of the companies indicated by (1) in Note 33, full consolidation is considered appropriate under French GAAP while under U.S. GAAP equity accounting is considered appropriate because the criteria in Statement of Financial Accounting Standards 94, Consolidation of all Majority Owned Subsidiaries, (“SFAS 94”) and Emerging Issues Task Force 97-2, Application of FASB Statement No 94 and APB Opinion No16 to Physician Practice Management Entities

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and Certain Other Entities with Contractual Management Arrangements (“EITF 97-2”), are not satisfied to justify consolidation under U.S. GAAP.

This difference in accounting policy has no effect on net income or shareholders’ equity. However, this difference would reduce sales by 200 million euros, 179 million euros and 253 million euros for the years ended December 31, 2004, 2003 and 2002, respectively and reduce operating income by 62 million euros, 51 million euros and 37 million euros for the same periods, respectively.

(b)	Accounting for joint venture investments and use of proportionate consolidation method

Companies indicated by (2) in Note 33, that are accounted for using the proportionate consolidation method under French GAAP are accounted for by the equity method for U.S. GAAP purposes.

This difference in accounting policy has no effect on net income or shareholders’ equity. However, this difference would reduce sales by 865 million euros, 1,011 million euros and 950 million euros for the years ended December 31, 2004, 2003 and 2002, respectively and reduce operating income by 109 million euros, 170 million euros and 166 million euros for the same periods, respectively.

(c)	Reclassification to operating income under U.S. GAAP

Under U.S. GAAP, certain items such as restructuring expenses, non recurring pension costs, net gains on disposals of fixed assets, other non recurring provisions and costs classified as other income (expense) would be classified as part of operating income. Under U.S. GAAP, capital gains or losses on sales of consolidated entities are also classified as operating income (loss). Under French GAAP the items mentioned in this paragraph are not included in operating income on ordinary activities.

(d)	Reclassification to non-operating income (loss) under U.S. GAAP

Gains and losses from disposals of long-term equity investments are classified as gains on disposals under French GAAP. Under U.S. GAAP, they would be considered gains and losses from the sale of marketable securities and therefore classified as part of non-operating income. Additionally, dividends received, classified as financial expenses, net under French GAAP, would also be classified as part of non-operating income under U.S. GAAP.

(e)	Impairment charges

As described in Note 2 (k), under French GAAP, the Group evaluates the recoverability of long-lived assets, including goodwill and records a charge if the assets are considered impaired.

In 2004, the Group recorded an impairment charge of 14 million euros mainly related to its reporting unit Lafarge Roofing Benelux BV for 8 million euros and P.T. Semen Andalas Indonesia for 5 million euros. In 2003, the Group recorded an impairment charge of 18 million euros related to its reporting unit Lafarge Roofing Brasil Ltda. In 2002, under French GAAP, the Group did not record any significant impairment charge.

The impairment charges were based on a valuation resulting from analysis of discounted cash flows. Under French GAAP impairment charges are recorded in the line item “amortization of goodwill” and such charges are included in other operating expenses for U.S. GAAP purposes.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f)	Reclassification of preferred shares issued by consolidated subsidiaries in the caption redeemable preferred shares (U.S. GAAP)

French GAAP requires that preferred shares issued by consolidated subsidiaries be presented as debt on the parent Group’s balance sheet where the shares are redeemable by the shareholders and where the related dividends are not based upon profits. Accordingly, the dividend applicable to the preferred shareholders is presented in interest expense on the statement of income. U.S. GAAP requires that equity interests in consolidated subsidiaries owned by third parties be classified as minority interests on the balance sheet. The Group has reclassified from current portion of long-term debt to minority interests 101 million euros at December 31, 2004, and from long-term debt to minority interests 103 million euros and 102 million euros at December 31, 2003 and 2002, respectively. The amount reclassified relates to preferred shares issued by a subsidiary of Lafarge North America Inc. on December 29, 2000, in conjunction with the Warren merger. Therefore, minority interests under U.S. GAAP include 166.4 million shares of no par value preferred stock (the “Preferred Shares”). The holder of the Preferred Shares is entitled to receive cumulative, preferential cash dividends at the annual rate of 6.0 percent of the issue price (of 166.4 million Canadian dollars or approximately 129 million U.S. dollars) from 2001 to 2003, 5.5 percent of the issue price from 2004 to 2005 and 5 percent of the issue price thereafter.

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

For the years ended December 31, 2004, 2003 and 2002, the Group recorded interest expenses of 7 million euros, 6 million euros and 9 million euros, respectively associated with preferred shares. These amounts have been included in the line item “interest expense”.

(g)	Gross up of deferred tax assets and liabilities

At December 31, 2002, as discussed in Note 8, the parent Group’s tax liability was determined on a world-wide basis in accordance with a tax agreement with the French Tax Authorities. The tax agreement covers 2003 and 2002 and expired on December 31, 2003.

As required per this agreement, the book and tax basis differences that exist in various foreign subsidiaries are in certain circumstances adjusted at the parent Group level when preparing the world-wide tax return. Such basis adjustments create additional deferred tax assets and liabilities, which under French GAAP were offset and reflected as a net amount in the caption “other, net” in Note 8 (c) for 2002. Under U.S. GAAP, those additional deferred tax assets and liabilities are disclosed separately at their gross amounts in Note 32-3 (a) for 2002. The Group decided not to renew the agreement beyond December 31, 2003. As a result, at December 31, 2003 and 2004, there is no such difference between French and U.S. GAAP disclosures.

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

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under U.S. GAAP, the net amount of redemption premiums is recorded as a reduction of long-term debt in accordance with the provisions of APB 21 “Statement presentation of discount and premium.” At December 31, 2004, 2003 and 2002, the amount of redemption premiums recorded as a reduction of long-term debt was 79 million euros, 34 million euros and12 million euros, respectively.

Under French GAAP, the OCEANE redemption premiums are recorded as a component of the “Provision” line item in the accompanying consolidated balance sheets. This classification is based upon the Group’s belief that it is unlikely the bonds will be converted into the Group’s shares at maturity.

Under U.S. GAAP, the redemption premiums have been reclassified to the line item “Long-term debt” in the amount of 97 million euros, 69 million euros and 42 million euros at December 31, 2004, 2003 and 2002, respectively.

(i)	Intangible assets

Under French GAAP certain amounts are included in the balance sheet caption “Intangible assets” which do not meet the definition of an intangible asset under SFAS 141 and SFAS 142. Accordingly, these amounts are reclassified for purposes of U.S. GAAP (Note 30- 12).

14.	Other items related to U.S. GAAP accounting

(a)	Revenue recognition

The following revenue recognition policy disclosure is provided to supplement the disclosure in the French GAAP footnotes, to comply with the requirements of Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements” (“SAB 101”).

•	Accounting for sales returns

Under both U.S. GAAP and French GAAP, provisions for returns are recorded in the same period as the related sales.

•	Accounting for rebates

The Group offers certain rebates to its customers. Under U.S. GAAP the Group applies the provisions of Emerging Issue Task Force 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, which requires the recognition of the cost of a sales incentive, such as a rebate, at the date at which the related revenue is recorded, or at the date at which the incentive is offered, if later. The Group also offers certain volume-based sales incentives to its customers. The value of such awards historically has been insignificant in relation to the value of the transactions necessary to earn the awards. The Group records a liability for the estimated cost of such awards when the incentive is offered. All sales incentives are classified as a reduction of revenue. There is no material difference in the Group’s accounting for sales incentives between French and U.S. GAAP.

(b)	Securitization arrangement

Lafarge North America Inc. (“LNA”) has a receivables securitization program to provide a cost-effective source of working capital and short-term financing. Under the program, LNA agrees to sell, on a revolving basis, certain of its accounts receivable to a wholly- owned, special purpose subsidiary (the “SPS”). The SPS in turn enters into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to unrelated third-party purchasers, through the use of a qualified special purpose entity, up to a maximum of 200 million U.S. dollars. Under the agreements, new receivables are added to the pool as collections reduce previously sold receivables. LNA services, administers and collects the receivables sold.

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

The SPS holds a subordinated retained interest in the receivables not sold to third parties. The subordinated interest in receivables is recorded at fair value, which is determined based on the present value of future expected cash flows estimated using management’s best estimates of credit losses and discount rates commensurate with the risks involved. Due to the short-term nature of those trade receivables, their carrying amount, less allowances, approximates fair value. Variations in the credit and discount assumptions would not significantly impact fair value. Key figures related to the securitization program are as follows:

	Year Ended December 31,			Year Ended December 31,
	2004	2003	2002	2004	2003	2002

	(in million U.S.$)			(in million €)
Proceeds from the sale of trade receivables	1,057.5	1,545.0	1,889.2	776.3	1,223.2	1,801.5
Fees and discounting expense	1.8	2.3	3.4	1.3	2.0	3.6

	At December 31,			At December 31,
	2004	2003	2002	2004	2003	2002

	(in million U.S.$)			(in million €)
Outstanding receivables sold under arrangement	—	82.0	143.4	—	64.9	136.7
Subordinated interest	—	96.3	54.6	—	76.2	52.1

(c)	Related party transactions

As disclosed in Note 28, transactions with companies accounted for under the equity method of accounting in French GAAP are not significant. Transactions in the ordinary course of business, with companies accounted for under the equity method of accounting in U.S. GAAP are as follows:

	At December 31,
	2004	2003	2002

	(in million €)
Assets
Accounts receivable-trade, net	36	34	47
Other current receivables	55	35	37
Long-term receivables	15	52	114

Total Assets	106	121	198

Liabilities
Accounts payable, trade	9	8	8
Other current payables	5	15	2
Long-term liabilities	—	—	—

Total Liabilities	14	23	10

	Years ended December 31,
	2004	2003	2002

	(in million €)
Sales	122	137	142
Cost of goods sold	90	56	22

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 31 — Reconciliation of French GAAP to U.S. GAAP and Presentation of Condensed Financial Statements

The following is a summary reconciliation of net income as reported in the consolidated financial statements of income to net income as adjusted for the approximate effects of the application of U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 and shareholders’ equity, as reported in the consolidated balance sheets to shareholders’ equity as adjusted for the approximate effects of the application of U.S. GAAP at December 31 2004, 2003 and 2002.

(a)	Reconciliation of net income
	Years ended December 31,
	2004	2003	2002

	(in million €)
Net income as reported in the consolidated Statements of income	868	728	456
1 — Business combinations	127	128	168
2 — Deferred income taxes	(10)	(9)	(2)
3 — Pension obligations	—	(4)	1
4 — Restructuring provisions	(4)	(7)	(87)
5 — Other provisions	3	(24)	(15)
6 — Stock based compensation and employee stock plans	(2)	(2)	35
7 — Investments in marketable securities	—	—	—
8 — Derivative instruments	4	29	(8)
9 — Investment subsidies	2	(1)	—
10 — Treasury shares	2	7	—
11 — Other items	14	(14)	6

Total U.S. GAAP adjustments before income tax, minority interests and cumulative effect of change in accounting principles	136	103	98

Tax effects of the above U.S. GAAP adjustments	2	18	35
Minority interests	(19)	(18)	7

Net income before cumulative effect of change in accounting principle according to U.S. GAAP	987	831	596

Goodwill impairment on adoption of SFAS 142 (Note 30-12)	—	—	(160)

Net income according to U.S. GAAP	987	831	436

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Statements of income according to U.S. GAAP

For purposes of presenting consolidated financial statements of income for the years ended December 31, 2004, 2003 and 2002 consistent with U.S. GAAP, the Group has reflected the financial statement impact of the above reconciling items between French GAAP and U.S. GAAP presented in the above mentioned notes.

	Years ended December 31,
	2004	2003	2002

	(in million €)
Sales	13,371	12,468	13,406
Cost of goods sold	(9,778)	(9,159)	(9,820)
Selling and administrative expenses	(1,782)	(1,734)	(1,711)
Other operating income (expenses), net	—	279	(295)
Operating income	1,811	1,854	1,580
Interest expense	(453)	(520)	(565)
Interest income	51	78	103
Foreign currency exchange gains (losses), net	(35)	(67)	83
Non operating income (expenses), net	(95)	(64)	(117)

Income before income tax, share of net income (loss) of equity affiliates, minority interests and cumulative effect of change in accounting principle	1,279	1,281	1,084
Income tax	(216)	(353)	(370)
Share of net income (loss) of equity affiliates	165	134	122
Minority interests	(241)	(231)	(240)

Income before cumulative effect of change in accounting principle	987	831	596
Goodwill impairment on adoption of SFAS 142 (Note 30-12)	—	—	(160)

Net income	987	831	436

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Earnings per share according to U.S. GAAP

In accordance with Statement of Financial Accounting Standards 128, Earnings per Share (“SFAS 128”), basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include stock options, warrants, and convertible securities issued by the Group on its own stock.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002 prepared in accordance with U.S. GAAP are as follows:

	Years ended December 31,
	2004	2003	2002

	(in million €, except share and per share data)
Numerator
Earnings before cumulative effect of adoption of SFAS 142 (Note 30-12)	987	831	596
Cumulative effect of adoption of SFAS 142 (Note 30-12)	—	—	(160)

Net earnings — basic earnings per share	987	831	436
Interest expense on convertible debt (“OCEANE”)	30	30	—

Net earnings — diluted earnings per share	1,017	861	436

Denominator (in thousands)
Weighted average number of shares outstanding	167,217	146,891	129,629

Weighted average number of shares outstanding – basic	167,217	146,891	129,629
Weighed average of dilutive effect of:
— Stock options	575	310	918
— Assumed conversion of convertible debt (“OCEANE”)	10,769	10,769	—

Total potential dilutive shares	11,344	11,079	918

Weighed average number of shares outstanding – fully diluted	178,561	157,970	130,547

Basic earnings per share
— Earnings before cumulative effect of adoption of SFAS 142	5.90	5.66	4.59
— Cumulative effect of adoption of SFAS 142	—	—	(1.23)

— Net earnings	5.90	5.66	3.36

Diluted earnings per share
— Earnings before cumulative effect of adoption of SFAS 142	5.70	5.45	4.56
— Cumulative effect of adoption of SFAS 142	—	—	(1.22)

— Net earnings	5.70	5.45	3.34

For purposes of computing diluted earnings per share, 4,727 thousand, 5,313 thousand and 1,638 thousand stock options were excluded from the calculation, for 2004, 2003 and 2002 respectively, as the effect of including such options would have been antidilutive. In 2002, convertible debt with a carrying value of 1,342 million euros was also excluded as inclusion would have been antidilutive.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Reconciliation of shareholders’ equity

	At December 31,
	2004	2003	2002

	(in million €)
Shareholders’ equity as reported in the consolidated balance sheets	8,477	8,185	6,981
1 — Business combinations	396	162	118
2 — Deferred income taxes	(22)	(15)	15
3 — Pension obligations	(662)	(767)	(536)
4 — Restructuring provisions	3	7	33
5 — Other provisions	(26)	(31)	(15)
6 — Employee stock purchase loans	—	(7)	(21)
7 — Investments in marketable securities	(35)	(44)	(105)
8 — Derivative instruments	(15)	(79)	(154)
9 — Investment subsidies	(24)	(26)	(27)
10 — Treasury shares	(62)	(64)	—
11 — Other items	(20)	(38)	(35)

Total U.S. GAAP adjustments before income tax, minority interests and cumulative effect of change in accounting principles	(467)	(902)	(727)

Tax effects of the above U.S. GAAP adjustments	284	308	236
Minority interests	127	69	64

Shareholders’ equity according to U.S. GAAP before cumulative effect of change in accounting principles	8,421	7,660	6,554

Goodwill impairment on adoption of SFAS 142 (Note 30-12)	(160)	(160)	(160)

Shareholders’ equity according to U.S. GAAP	8,261	7,500	6,394

The information below discloses the items affecting shareholders’ equity under U.S. GAAP.

	2004	2003	2002

	(in million €)
Balance at January 1,	7,500	6,394	7,811
Net income	987	831	436
Dividends paid	(383)	(303)	(297)
Issuance of common stock (dividend reinvestment plan)	207	121	132
Issuance of common stock	—	1,262	—
Issuance of common stock (Cementia exchange offer)	—	—	50
Exercise of stock options	10	6	8
Employee stock purchase plan	—	—	45
Purchase (sale) of treasury shares	2	9	(4)
Deferred stock based compensation	4	2	(35)
Employee stock purchase loans	7	14	(21)
Changes in other comprehensive income	85	(83)	(328)
Changes in translation adjustments	(158)	(753)	(1,403)

Balance at December 31,	8,261	7,500	6,394

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	Comprehensive income for the years ended December 31, 2004, 2003 and 2002 under U.S. GAAP

Comprehensive income is a concept that is not addressed by French GAAP. Under U.S. GAAP, comprehensive income is the term used to define all non-owner changes in shareholders’ equity. Comprehensive income includes, in addition to net income, net unrealized gains and losses arising during the period on available for sale securities, movements in cumulative translation adjustments and additional minimum pension liability.

	2004	2003	2002

	(in million €)
Net income	987	831	436
Net unrealized gain (loss) on available for sale securities, net of income taxes	5	82	(55)
Net unrealized gain (loss) on derivative instruments, net of income taxes	39	31	2
Additional minimum pension liability adjustment, net of income taxes	41	(196)	(275)
Changes in cumulative translation adjustments	(158)	(753)	(1,403)

Comprehensive income (loss) for the year ended December 31	914	(5)	(1,295)

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f)	Balance sheets according to U.S. GAAP

For purposes of presenting consolidated balance sheets at December 31, 2004, 2003 and 2002 in a format consistent with U.S. GAAP, the Group has reflected the financial statement impact of the reconciling items between French GAAP and U.S. GAAP presented in the above mentioned notes.

Certain reclassifications have been made to the prior periods to conform the 2004 presentation.

			At December 31,
			2004	2003	2002

	Notes		(in million €)
ASSETS
Cash and cash equivalents			1,344	1,357	959
Accounts receivable-trade, net			1,878	1,626	1,644
Other receivables			836	899	974
Inventories			1,395	1,315	1,459
Deferred taxes	32-3 (a	)	45	55	60

Current assets			5,498	5,252	5,096

Goodwill	30-12		5,909	6,041	6,638
Intangible assets, net	30-12		54	51	34
Property, plant and equipment, net			9,861	9,494	10,418
Investments in equity affiliates			1,436	1,822	1,979
Other investments			504	415	245
Deferred taxes	32-3 (a	)	1,002	971	1,307
Other long-term assets			311	252	681

Long-term assets			19,077	19,046	21,302

Total assets			24,575	24,298	26,398

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable-trade			1,284	1,087	1,083
Other payables			1,398	1,615	1,864
Current portion of long-term debt			860	958	467
Short-term bank borrowings			193	308	450

Current liabilities			3,735	3,968	3,864

Deferred taxes	32-3 (a	)	1,448	1,496	2,046
Pension liability	32-1		1,023	1,013	988
Provisions	32-4		988	983	1,005
Long-term debt			6,876	7,275	10,165

Long-term liabilities			10,335	10,767	14,204

Minority interests			2,244	2,063	1,936
Common stock (par value: 4 euros; authorized: 170,919,078)			684	669	532
Outstanding (2004: 170,919,078; 2003: 167,217,813; 2002: 132,880,433 )
Additional paid-in capital			6,325	6,121	4,805
Retained earnings			4,263	3,659	3,193
Cumulative translation adjustments			(2,408)	(2,250)	(1,497)
Accumulated other comprehensive income (loss)			(499)	(584)	(501)
Employee loans receivables			—	(7)	(21)
Treasury shares (2004: 1,834,396; 2003: 1,856,266; 2002: 1,920,959)			(104)	(108)	(117)

Total shareholders’ equity			8,261	7,500	6,394

Total liabilities and shareholders’ equity			24,575	24,298	26,398

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(g)	Consolidated statements of cash flows according to U.S. GAAP

For purposes of presenting consolidated financial statements of cash flows for the years ended December 31, 2004, 2003 and 2002 in a format consistent with U.S. GAAP, the Group has reflected the financial statement impact of the reconciling items between French GAAP and U.S. GAAP presented in the above mentioned notes.

	Years ended December 31,
	2004	2003	2002

	(in million €)
NET CASH PROVIDED BY OPERATING ACTIVITIES
Net income	987	831	436
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests	241	231	240
Depreciation and amortization	858	814	851
Cumulative effect of adoption of SFAS 142 (Note 30-12)	—	—	160
Share of net income of equity affiliates	(165)	(134)	(122)
Gains on disposals, net	(46)	(294)	(212)
Deferred income taxes and tax provisions	(160)	(10)	70
Stock based compensation	2	2	(35)
Other, net	136	97	359

Changes in operating assets and liabilities, net of effects from acquisitions of businesses
Decrease (increase) in inventories	(91)	35	(39)
Decrease (increase) in accounts receivable-trade	(252)	(80)	460
Decrease (increase) in other receivables	21	(58)	(51)
Increase (decrease) in accounts payable-trade	153	58	(517)
Increase (decrease) in other payables	(204)	271	(45)

Net cash provided by operating activities	1,480	1,763	1,555

NET CASH USED IN INVESTING ACTIVITIES
Capital expenditures	(1,029)	(764)	(1,010)
Acquisitions of subsidiaries	(376)	(318)	(263)
Investments in equity affiliates	(1)	6	(32)
Dividends received from equity affiliates	74	70	57
Proceeds from sale of property plant and equipment	128	175	514
Proceeds from sale of companies	437	370	247
Net increase (decrease) in other long-term assets	103	(50)	(3)

Net cash used in investing activities	(664)	(511)	(490)

NET CASH PROVIDED BY FINANCING ACTIVITIES
Proceeds from issuance of common stock	217	1,389	185
Proceeds from issuance of common stock — minority interests subscription	34	34	48
Issuance of warrants	1	—	—
(Increase) Decrease treasury shares	2	9	(4)
Dividends paid	(383)	(303)	(297)
Dividends paid by subsidiaries to minority interests	(104)	(78)	(69)
Proceeds from issuance of long-term debt	893	133	582
Repayment of long-term debt	(1,769)	(1,943)	(734)
Increase (decrease) in short-term debt	301	(16)	(664)

Net cash provided (used in) by financing activities	(808)	(775)	(953)
Net effect of foreign currency translation on cash and cash equivalents	(21)	(79)	(170)

(Decrease) Increase in cash and cash equivalents	(13)	398	(58)
Cash and cash equivalents at beginning of year	1,357	959	1,017

Cash and cash equivalents at end of year	1,344	1,357	959

SUPPLEMENTAL DISCLOSURES
Cash payments during the period for
Interest	395	458	574
Income taxes	412	354	409
Non-cash transactions:
Issuance of shares in connection with the acquisition of Cementia	—	—	50

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 32 — Additional U.S. GAAP Disclosure Information

1.	Pensions and employee benefits

The liability with respect to defined benefit pension plans is in substantially all instances the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method and applying, when relevant, all provisions of Statement of Financial Accounting Standards No 87, Employers’ Accounting for Pensions (“SFAS 87”), Statement of Financial Accounting Standards No 88, Employers Accounting for Settlements and Curtailments of Defined Pension Plans and for Termination Benefits (“SFAS 88”), Statement of Financial Accounting Standards No 106, Employers Accounting for Post-retirement Benefits Other than Pensions (“SFAS 106”) and Employers Accounting for Post-employment Benefits (“SFAS 112”), Statement of Financial Accounting Standard No 112.

As of December 31,2004, 2003 and 2002, the accumulated benefit obligation in respect of pension plans was 3,858 million euros, 3,564 million euros and 3,416 million euros respectively and the company recorded:

–	a minimum pension liability of 659 million euros, 772 million euros and 538 million euros respectively related to the accumulated benefit obligation in excess of the fair value of the plan assets

–
an intangible asset of 14 million euros, 22 million euros and 17 million euros respectively reflecting the portion of minimum pension liability generated from unamortized prior service costs and transition obligation. The remaining 645 million euros, 750 million euros and 521 million euros was recorded as “Accumulated other comprehensive loss” in the Consolidated Balance Sheets and in the Consolidated Statements of Shareholders’ Equity as of December 31, 2004, 2003 and 2002, net of tax and minority interests of 398 million euros, 437 million euros and 275 million euros.

The Group has recorded additional minimum liability adjustments as reductions (increases) in other comprehensive income of (41) million euros, 196 million euros and 275 million euros, net of tax and minority interests, for the years ended December 31, 2004, 2003 and 2002 respectively. Accounting for pension costs under French GAAP does not require the recording of a minimum liability adjustment.

As requested by SFAS 132 (revised 2003), the following table provides:

	At December 31,
	2004	2003	2002

	(in million €)
Projected benefit obligation, accumulated benefit obligation and fair value of assets information in respect of pension plans with accumulated benefit obligations in excess of the fair value of plan assets:

Projected benefit obligation	3,850	3,824	2,853
Fair value of plan assets	2,758	2,773	2,046
Accumulated benefit obligation	3,467	3,448	2,619
Projected benefit obligation and fair value of assets information in respect of pension plans with projected benefit obligations in excess of the fair value of plan assets:
Projected benefit obligation	4,310	3,936	3,806
Fair value of plan assets	3,109	2,817	2,873

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The difference between the net amount accrued for under U.S. GAAP and the net amount accrued for under French GAAP can be summarized as follows:

	Pension benefits			Other benefits			Total

	2004	2003	2002	2004	2003	2002	2004	2003	2002

	(in million €)

Net amount recognized under U.S. GAAP	18.4	57.1	140.2	(213.8)	(217.9)	(243.3)	(195.4)	(160.8)	(103.1)
Minimum liability adjustment (MLA)	(659.0)	(772.2)	(538.4)	—	—	—	(659.0)	(772.2)	(538.4)

Net amount accrued for under U.S. GAAP	(640.6)	(715.1)	(398.2)	(213.8)	(217.9)	(243.3)	(854.4)	(933.0)	(641.5)

Accrued benefit liability (including MLA)	(808.9)	(795.3)	(745.0)	(213.8)	(217.9)	(243.3)	(1,022.7)	(1,013.2)	(988.3)
Prepaid benefit cost (including MLA)	168.3	80.2	346.8	—	—	—	168.3	80.2	346.8

U.S. GAAP adjustments, see Note 31(d)(3)*	662.4	768.5	536.1	—	(1.3)	(0.6)	662.4	767.2	535.5
Change in scope of consolidation	(8.8)	(12.5)	(13.6)	(11.4)	(2.8)	—	(20.2)	(15.3)	(13.6)
Reclassifications**	—	2.6	14.5	—	—	—	—	2.6	14.5
Net amount accrued in consolidated financial statements under French GAAP	13.0	43.5	138.8	(225.2)	(222.0)	(243.9)	(212.2)	(178.5)	(105.1)

Accrued	(563.0)	(517.1)	(478.1)	(225.2)	(222.0)	(243.9)	(788.2)	(739.1)	(722.0)
Prepaid	576.0	560.6	616.9	—	—	—	576.0	560.6	616.9

*	Adjustments include impacts of transition obligation, prior service cost, actuarial gains recognized with a different timing under local regulations and minimum liability adjustment.
**	Reclassifications include amounts recorded for French GAAP within other payables

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

In the U.S., salaried retirees and dependents under age 65 have a 2.0 million U.S. dollars (approximately 1.5 million euros) health care maximum benefit. At age 65 or over, a new lifetime maximum benefit of 50,000 U.S. dollars (approximately 37,000 euros) becomes effective. Lifetime maximums for hourly retirees are governed by the location and/or bargaining agreement in effect at the time of retirement. In Canada, salaried retirees and their dependants have medical coverage without a lifetime maximum benefit. The majority of our hourly retirees in Canada do not have medical coverage. Only certain cement hourly retirees and dependents are offered medical coverage without a lifetime maximum benefit.

In Canada, both salaried and nonsalaried employees are generally eligible for postretirement life insurance benefits. In the U.S., postretirement life insurance is provided for a number of hourly employees as stipulated in their hourly bargaining agreements, but it is not provided for salaried employees, except those of certain acquired companies.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation differs between U.S. and Canadian plans. In 2004, the pre-65 and post-65 assumed rate was 11.0 percent in the U.S. plan, decreasing to 5.0 percent in 2011, and 9.1 percent in the Canadian plan, decreasing to 4.7 percent in 2011. In 2003, the pre-65 and post-65 assumed rate was 12.0 percent in the U.S. plan,

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

decreasing to 5.5 percent in 2011, and 9.8 percent in the Canadian plan, decreasing to 4.7 percent in 2011. In 2002, the pre-65 and post-65 assumed rate was 13.0 percent in the U.S. plan, decreasing to 5.5 percent over nine years, and 9.8 percent in the Canadian plan, decreasing to 4.7 percent over six years. The assumed rate for Medicare health cost trends was the same as for the company’s U.S. plan.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point increase or decrease in assumed health care cost trend rates would have the following effects:

	One-percentage-point

	Increase	Decrease

	(in million U.S.$)

Increase (decrease) in postretirement benefit obligation at December 31, 2004	26.2	(22.7)
Increase (decrease) in the total of service and interest cost components for 2004	2.9	(2.9)

2.	Accounting for stock-based compensation

Lafarge S.A. maintains a variable stock option plan and an employee stock purchase plan. The stock option plan grants options to purchase or subscribe shares of the Group’s common stock to executives, senior management, and other employees who have contributed significantly to the performance of the Group. The option exercise price approximates market value on the grant date. The options expire ten years from the grant date. The vesting period of the options range from immediate, to five years. The Group accounts for employee stock options using the intrinsic value method prescribed by APB 25.

Information relating to the Lafarge S.A. stock options granted during 2004, 2003 and 2002 is summarized as follows:

	2004		2003		2002

	Shares	Average option price	Shares	Average option price	Shares	Average option price

	(in €)		(in €)		(in €)

At January 1	6,866,077	74.29	5,379,723	81.22	4,653,256	77.34
Options granted	690,792	70.81	1,616,572 *	68.15	909,763	93.11
Options exercised	(239,658)	47.56	(127,443)	47.51	(181,359)	42.66
Options canceled	(7,309)	48.62	(2,775)	47.97	(1,937)	32.43

At December 31	7,309,902	74.87	6,866,077	74.29	5,379,723	81.22

Options exercisable at December 31	2,596,802	64.05	1,797,255	50.93	1,585,453	50.22

Weighted average fair value of options granted during the year		19.23		28.07		31.38

*	including readjustments due to financial transactions in 2003

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information relating to the Lafarge S.A. stock options outstanding at December 31, 2004 is summarized as follows:

Exercise price (in €)	Number of options outstanding	Weighted average remaining life in months	Number of options exercisable

44.20	15,815	5	15,815
43.10	328,055	12	328,055
43.10	160,490	12	160,490
42.57	53,327	24	53,327
50.19	333,730	36	333,730
50.19	414,268	36	414,268
74.72	134,484	41	134,484
74.18	110,119	46	110,119
82.70	1,046,514	60	1,046,514
79.74	499,285	72	—
102.12	12,754	77	—
96.16	1,264,338	84	—
101.79	472,985	89	—
74.48	502,263	95	—
65.95	1,273,925	107	—
70.79	687,550	120	—

	7,309,902		2,596,802

In addition to the Lafarge S.A. plan described above, the following information describes the stock-based compensation plans of Lafarge North America Inc., a 52.95%-owned subsidiary of Lafarge S.A. The stock-based compensation plans of Lafarge North America Inc. are denominated in its own stock.

Lafarge North America Inc. and its subsidiaries stock option and purchase plans

Lafarge North America Inc. stock option plans and employee stock purchase plans are originally denominated in U.S. dollars and this information has been translated to euros for the convenience of the reader using exchange rates of 0.73416, 0.7918 and 0.9536 applicable at December 31 2004, 2003, and 2002 respectively.

Lafarge North America Inc. maintains fixed stock option plans and an employee stock purchase plans. Under the fixed stock option plans, directors and key employees of Lafarge North America Inc, may be granted stock options that entitle the holder to receive shares of Lafarge North America Inc.’s common stock based on the market price of the securities at the date of grant. Director’s options are exercisable based on the length of a director’s service on the Board of Directors and become fully exercisable when a director has served on the Board for over four years. Employee options vest in annual 25 percent increments beginning one year after the grant date.

The employee stock purchase plan allows substantially all employees to purchase common stock of Lafarge North America Inc., through payroll deductions, at 90 percent of the lower of the beginning or end of the plan year market prices. During 2004, 142,237 shares were issued at a price of 20.80 euros, in 2003, 139,380 shares were issued at a price of 22.36 euros and in 2002, 95,299 shares were issued at a price of 28.09 euros. At December 31, 2004, 2003 and 2002, 1.9 million euros, 1.7 million euros and 1.9 million euros, respectively, were allocated for future share purchases.

The Group accounts for the Lafarge North America Inc.’s stock option plans under APB 25 and the associated interpretations. No compensation expense was recognized for these plans.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information relating to Lafarge North America Inc.’s stock options granted during 2004, 2003 and 2002 is summarized as follows:

	2004		2003		2002
	Shares	Average option price	Shares	Average option price	Shares	Average option price

	(in €)		(in €)		(in €)
At January 1	5,137,304	25.52	4,260,293	31.08	3,978,950	33.05
Options granted	1,264,500	30.75	1,279,750	23.61	1,167,500	39.20
Options exercised	(1,426,913)	22.23	(256,426)	20.03	(762,720)	26.60
Options canceled	(93,625)	26.51	(146,313)	26.83	(123,437)	29.71

At December 31	4,881,266	25.87	5,137,304	25.52	4,260,293	31.08

Options exercisable at December 31	2,005,585	23.93	2,391,104	23.60	1,775,593	28.55

Weighted average fair value of options granted during the year		8.86		6.86		14.37

Information relating to the Lafarge North America Inc. stock options outstanding at December 31, 2004 is summarized as follows:

Range of exercise price (in €)	Number of options outstanding	Weighted average remaining contractual life in years	Number of options exercisable

13.21 – 16.89	418,550	3.83	418,550
17.72 – 22.00	1,658,678	7.41	552,247
24.37 – 27.99	603,188	3.94	589,438
30.14 – 32.30	2,200,850	8.24	445,350

	4,881,266	7.04	2,005,585

The Group estimates the fair value of the options granted in 2004, 2003 and 2002 based on the following assumptions:

	Lafarge S.A. options			Lafarge North America Inc. options
	Years ended December 31,			Years ended December 31,
	2004	2003	2002	2004	2003	2002

Expected dividend yield	2.7%	2.7%	2.5%	1.9%	2.0%	1.5%
Expected volatility of stock	30.0%	37.2%	36.2%	32.0%	34.0%	38.0%
Risk-free interest rate	3.5%	4.1%	4.0%	4.1%	3.6%	4.9%
Expected life of the options (in years)	8.0	8.0	8.0	5.1	5.1	5.4

The Group assumes that the equivalent risk-free interest rate is the closing market rate, on the last trading day of the year, for treasury bills with maturity similar to the expected life of the options.

The Lafarge S.A. stock incentive plan was introduced on November 29, 1989. The Group assumes the estimated life of the outstanding option agreements based upon the number of options historically exercised and cancelled since the plan inception.

The Group uses the treasury shares method for purposes of determining the number of shares to be issued in conjunction with the Group’s stock incentive plan. Based upon the number and amounts of vested

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and unvested options outstanding, the dilutive effect on the Group’s outstanding shares for the years ended December 31, 2004, 2003 and 2002 was 575, 310 and 918 thousand shares respectively.

3.	Income taxes (SFAS 109)

(a)	Deferred tax assets and liabilities

The net deferred tax liabilities under U.S. GAAP are as follows:

	At December 31,
	2004	2003	2002

	(in million €)
Net capital loss carry forwards	373	569	245
Net operating loss and tax credit carry forwards	565	463	815
Net world-wide consolidation foreign tax credit carry forwards	—	—	75
Pensions and other post-retirement benefits	225	288	333
Property, plant and equipment	202	177	374
Provisions and other current liabilities other	183	215	259
Restructuring provisions	18	20	56

Deferred tax assets	1,566	1,732	2,157
Valuation allowance	(519)	(706)	(790)

Net deferred tax assets	1,047	1,026	1,367

Property, plant and equipment	(1,263)	(1,354)	(1,611)
Prepaid pension assets	(7)	(17)	(117)
Other	(181)	(130)	(324)

Deferred tax liabilities	(1,451)	(1,501)	(2,052)

Net deferred tax liabilities	(404)	(475)	(685)

Deferred income taxes under U.S. GAAP are summarized as follows:

	At December 31,
	2004	2003	2002

	(in million €)
Current deferred tax assets	45	55	60
Long-term deferred tax assets	1,002	971	1,307
Current deferred tax liabilities	(3)	(5)	(6)
Long-term deferred tax liabilities	(1,448)	(1,496)	(2,046)

Net deferred tax liabilities	(404)	(475)	(685)

(b)	Taxes not accrued on undistributed earnings

The Group has not provided any deferred income taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested. At December 31, 2004, the cumulative undistributed earnings of these subsidiaries were approximately 11,565 million euros. Group management has decided that the determination of the amount of any unrecognized deferred tax liability for the cumulative undistributed earnings of the foreign subsidiaries is not practical since it would depend on a number of factors that cannot be known until such time as a decision to repatriate the earnings might be made. In addition, no provision for income taxes has been made for approximately 1,094 million euros of unremitted earnings of the Group’s French subsidiaries since the remittance of such earnings would be tax exempt for 95% or more owned subsidiaries.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the first quarter of 2005, Lafarge North America Inc. decided to repatriate almost $1.1 billion of Canadian earnings under the repatriation provisions of the Jobs Act. These earnings will also be subject to Canadian withholding tax, which will result in a total effective tax rate of approximately 9 to 11 percent on the repatriated earnings including the special 5.25 percent legislation rate. Repatriation of these earnings will result in recognition of additional income tax expense in the first quarter of 2005, which Lafarge North America Inc. currently estimates to be between $100 million and $120 million. The status of pending technical correction legislation and expected guidance that will clarify certain provisions will determine the ultimate amount recognized. Lafarge North America Inc. intends to reinvest the remaining undistributed Canadian earnings indefinitely in Canada and, therefore, no provision for U.S. income taxes or Canadian withholding taxes has been provided against these undistributed earnings.

4.	Provisions

Changes in the balance of provisions

	Restructuring provisions	Site restoration and environmental provisions	Other provisions	Total provisions

	(in million €)
Balance at January 1, 2002	158	174	395	727

Current year addition, net	156	52	393	601
Current year release	(231)	(43)	(106)	(380)
Other changes	22	34	60	116
Translation adjustments	(10)	(16)	(33)	(59)

Balance at December 31, 2002	95	201	709	1,005

Current year addition, net	66	35	188	209
Current year release	(102)	(38)	(200)	(340)
Changes in scope and other changes	(4)	22	61	79
Translation adjustments	(5)	(14)	(31)	(50)

Balance at December 31, 2003	50	206	727	983

Current year addition, net	37	45	94	176
Current year release	(47)	(44)	(94)	(185)
Changes in scope and other changes	—	17	4	21
Translation adjustments	4	(3)	(8)	(7)

Balance at December 31, 2004	44	221	723	988

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Summarized Combined Balance Sheet and Income Statement Information of Equity Affiliates

The following tables present balance sheet and income statement information, on a combined basis, for those entities that are accounted for using the equity method under U.S. GAAP. The combined information for those entities that are proportionately consolidated under French GAAP is separately presented.

(a)	Combined balance sheet information at 100%

	Equity affiliates			Proportionately consolidated
	At December 31,			At December 31,
	2004	2003	2002	2004	2003	2002

	(in million €)			(in million €)
Current assets	662	1,085	1,721	1,055	1,269	1,109
Long-term assets	1,061	1,655	4,154	2,497	3,047	3,180

Total assets	1,723	2,740	5,875	3,552	4,316	4,289

Current liabilities	536	833	1,277	489	560	597
Long-term liabilities	287	563	2.117	633	871	963
Total equity	900	1,344	2,481	2,430	2,885	2,729

Total shareholders’ equity and liabilities	1,723	2,740	5,875	3,552	4,316	4,289

(b)	Combined income statement information at 100%

	Equity affiliates			Proportionately consolidated
	Years ended December 31,			Years ended December 31,
	2004	2003	2002	2004	2003	2002

	(in million €)			(in million €)
Sales	2,065	3,057	3,804	1,983	2,379	2,177
Operating income	381	511	446	210	359	346
Net income	255	222	116	348	217	245

6.	FIN 45 disclosure about the Group’s obligations under guarantees

As part of the operations of the roofing Division, the Group generally promises the end-user — often for 30 years — the delivery of replacement material free of charge, where products lack defined basic features. The installers typically are promised replacement material and reimbursement of labor costs associated with the replacement of defective material. The promise typically expires with the installer’s duty to repair free of charge. The Group’s policy is to accrue the undiscounted estimated cost of warranty coverage at the time the sale is recorded. The foreseeable expense calculation is based on sales under warranty and the amount is estimated by weighting all possible outcomes by their associated probabilities determined based on past experience and future expectations. The provision for product warranty amounts to 31 million euros and 28 million euros at December 31, 2004 and 2003 respectively.

7.	Recently issued accounting pronouncements

•	SFAS No. 123(R) “Share-Based Payment”

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

The Group expects to adopt SFAS No. 123(R) on July 1, 2005 for U.S. GAAP purposes. The Group also expects to adopt its requirements using the “modified prospective” method described in SFAS No. 123(R). Under this method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement No. 123 for all awards granted to employees prior to the effective date of Statement No. 123(R) that remain unvested on the effective date.

The impact of adoption of Statement No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share above.

•	SFAS No. 109-2 “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004”

In December 2004, the FASB issued FASB Staff Position No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP 109-2”), which provides guidance under SFAS No. 109, “Accounting for Income Taxes,” with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the “Jobs Act”) on enterprises’ income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. Lafarge North America Inc. concluded to repatriate its Canadian earnings subsequent to December 31, 2004. Accordingly, as provided for in FSP 109-2, Lafarge North America Inc. did not adjust its 2004 tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act. As required by FSP 109-2, the Group has disclosed in Note 32-3(b), the amount of unremitted earnings we will repatriate in 2005.

•	SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.”

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Group does not expect the adoption of SFAS No. 151 to have a material effect on our consolidated financial position or results of operations.

•	FASB Interpretation No. 46 “Consolidation of Variable Interest Entities”

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Under FIN 46, a variable interest entity (“VIE”) is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or the equity investment holders lack adequate decision making ability. FIN 46 requires consolidation of a VIE by the enterprise that has the majority of the risks and rewards of ownership, referred to as the primary beneficiary.

In December 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (revised December 2003)” (“FIN 46(R)”), clarifying FIN 46 and exempting certain entities from the provisions of FIN 46. Generally, application of FIN 46(R) is required in financial statements of public entities that have interests in structures commonly referred to as special-purpose entities for periods ending after December 15, 2003, and, for other types of VIEs, for periods ending after March 15, 2004. The adoption of FIN 46 and FIN 46(R) did not have a material impact on our consolidated financial position or results of operations.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 33 — Scope of Consolidation – Major Companies

			Aggreg.					Owner-	Consolidation method
Companies	Countries	Cement	and Concrete	Roofing	Gypsum	Others	Control %	ship %	French GAAP	U.S. GAAP

Colpa	Algeria				•		100.00	57.15	Full	Full
Durlock S.A. (2)	Argentina				•		40.00	40.00	Proportionate	Equity
Lafarge Australia (Pty) Ltd	Australia				•		100.00	100.00	Full	Full
Lafarge Plasterboard (Pty) Ltd	Australia				•		100.00	100.00	Full	Full
Lafarge Perlmooser AG	Austria	•	•				100.00	100.00	Full	Full
Schiedel Kaminwerke GmbH	Austria			•			100.00	100.00	Full	Full
Bramac Dachsysteme International GmbH (2)	Austria			•			50.00	50.00	Proportionate	Equity
Tondach Gleinstðtten AG	Austria			•			25.00	25.00	Equity	Equity
Lafarge Surma Cement Limited (2)	Bangladesh	•					50.00	29.44	Proportionate	Equity
Lafarge Roof Products Belgium N.V.	Belgium			•			100.00	100.00	Full	Full
SCB Lafarge (2)	Benin	•					50.00	50.00	Proportionate	Equity
Schiedel Sistemi dimnjaka d.o.o.	Bosnia			•			100.00	100.00	Full	Full
Bramac krovni sistemi d.o.o (2)	Bosnia			•			50.00	50.00	Proportionate	Equity
Companhia Nacional de Cimento Portland	Brazil	•					99.82	99.82	Full	Full
Cimento Maua	Brazil	•					99.90	90.84	Full	Full
Lafarge Brazil S.A	Brazil	•	•				99.15	90.12	Full	Full
Centralbeton Ltda	Brazil		•				99.99	90.11	Full	Full
Cimento Tupi S.A.	Brazil	•					20.00	19.96	Equity	Equity
Gipsita SA MineraÓÁo, Industria E commercio (2)	Brazil				•		60.00	60.00	Proportionate	Equity
Lafarge Roofing Brazil Ltda	Brazil			•			100.00	100.00	Full	Full
Bramac Prokrovni Sistemi EOOD (2)	Bulgaria			•			50.00	50.00	Proportionate	Equity
CPAC Monier (Cambodia) Ltd	Cambodia			•			25.00	25.00	Equity	Equity
Cimenteries du Cameroun	Cameroon	•					56.73	56.73	Full	Full
Lafarge Canada	Canada	•	•		•		52.95	52.95	Full	Full
Sociedad Industrial Romeral S.A. (2)	Chile				•		40.00	40.00	Proportionate	Equity
Empresas Melon SA	Chile	•	•			Mortars	84.21	84.14	Full	Full
Beijing Chinefarge Cement Limited Liability Company	China	•					65.00	58.62	Full	Full
Beijing Ycheng Lafarge Concrete	China		•				76.72	69.20	Full	Full
Lafarge Dujiangyan	China	•			•		75.00	67.64	Full	Full
Lafarge Onoda Gypsum Shangaï (2)	China	•					50.00	48.29	Proportionate	Equity
Lafarge Roofing Systems (China) Ltd	China			•			100.00	100.00	Full	Full
Lafarge Chongqing Cement Company	China	•					70.59	63.67	Full	Full
Bramac pokrovni sistemi d.o.o. (2)	Croatia			•			50.00	50.00	Proportionate	Equity
Lafarge Cement AS	Czech Rep.	•	•				96.37	96.36	Full	Full
Bramac spol s.r.o. (2)	Czech Rep.			•			50.00	50.00	Proportionate	Equity
Lafarge Tekkin A/S	Denmark			•			100.00	100.00	Full	Full
Alexandria Portland Cement Company(2)	Egypt	•					44.50	44.50	Proportionate	Equity
Beni Suef Cement Company (2)	Egypt	•					50.00	50.00	Proportionate	Equity
Lafarge Roofing OÉ	Estonia			•			100.00	100.00	Full	Full
Lafarge Tekkin OY	Finland			•			100.00	100.00	Full	Full
Schiedel Savuhormistot OY	Finland			•			100.00	100.00	Full	Full
Lafarge Ciments	France	•					100.00	100.00	Full	Full
Société des Ciments Antillais	France	•	•				69.44	69.44	Full	Full
Lafarge Bétons	France		•				100.00	100.00	Full	Full
Lafarge Granulats	France		•				100.00	100.00	Full	Full
Lafarge Plâtres	France				•		100.00	100.00	Full	Full
Lafarge Couverture SA	France			•			100.00	100.00	Full	Full
Cie Réunionaise d’importation	France	•					100.00	82.88	Full	Full
Sobex	France		•				100.00	93.30	Full	Full

(2)	These companies are proportionately consolidated under French GAAP, but accounted for under the equity method under U.S. GAAP
[see Note 30-13 (b)]

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Aggreg.					Owner-	Consolidation method
Companies	Countries	Cement	and Concrete	Roofing	Gypsum	Others	Control %	ship %	French GAAP	U.S. GAAP

Lafarge Zement GmbH	Germany	•	•				100.00	100.00	Full	Full
Wössinger Lafarge Zement GmbH	Germany	•					100.00	100.00	Full	Full
Karsdorfer Zement GmbH	Germany		•				100.00	100.00	Full	Full
Lafarge Beton GmbH	Germany	•					100.00	100.00	Full	Full
Lafarge Gips GmbH	Germany				•		100.00	100.00	Full	Full
Lafarge Roofing GmbH	Germany			•			100.00	100.00	Full	Full
Lafarge Dachsysteme GmbH	Germany			•			100.00	100.00	Full	Full
Lafarge Roofing Components GmbH & Co KG *	Germany			•			100.00	100.00	Full	Full
RuppKeramik GmbH	Germany			•			100.00	100.00	Full	Full
Schiedel GmbH & Co *	Germany			•			100.00	100.00	Full	Full
btg schornsteintechnik GmbH	Germany			•			100.00	100.00	Full	Full
Klöber GmbH & Co KG *	Germany			•			100.00	100.00	Full	Full
Lafarge Beton Industrial Commercial SA	Greece		•				53.17	53.12	Full	Full
Heracles General Cement	Greece	•	•				53.17	53.12	Full	Full
Lafarge Incehsa S.A. de CV	Honduras	•					53.00	52.80	Full	Full
Leier BCM-KFT	Hungary	•					40.00	40.00	Equity	Equity
Lafarge Roofing Component Hungary Kft	Hungary			•			100.00	100.00	Full	Full
Lafarge Private India Ltd	India	•					70.78	70.78	Full	Full
P.T. Semen Andalas Indonesia	Indonesia	•					100.00	100.00	Full	Full
P.T. Lafarge Roofing Indonesia	Indonesia			•			100.00	100.00	Full	Full
P.T. Petrojaya Boral Plasterboard Indonesia (2)	Indonesia				•		50.00	50.00	Proportionate	Equity
Lafarge Plasterboard Ireland Ltd	Ireland				•		100.00	100.00	Full	Full
Redland Tile & Brick Ltd	Ireland			•			100.00	100.00	Full	Full
Schiedel Chimney Systems Ireland Ltd	Ireland			•			100.00	100.00	Full	Full
Lafarge Adriasebina	Italy	•	•				100.00	99.62	Full	Full
Lafarge Gessi SpA	Italy				•		100.00	100.00	Full	Full
Lafarge Roofing Italia SpA	Italy			•			100.00	100.00	Full	Full
Lafarge Braas Roofing Japan Co Ltd	Japan			•			85.20	85.20	Full	Full
Lafarge Aso Cement	Japan	•	•				39.40	22.45	Equity	Equity
Jordan Cement Factories (1)	Jordan	•					48.15	48.15	Full	Equity
Bamburi Cement Ltd	Kenya	•					73.31	58.64	Full	Full
Lafarge Buycksan Gypsum (2)	Korea				•		50.00	57.93	Proportionate	Equity
Lafarge Halla Cement (2)	Korea	•					51.17	51.17	Full	Full
Lafarge Roofing (Korea) Ltd	Korea			•			100.00	75.00	Full	Full
Lafarge Tekkin UAB	Lithuania			•			100.00	100.00	Full	Full
Nouvelle Cimenterie d’Amboanio SA (Sanca)	Madagascar	•					100.00	65.97	Full	Full
Portland Malawi	Malawi	•					75.17	75.17	Full	Full
Lafarge Roofing Holdings Sdn Bhd	Malaysia			•			100.00	100.00	Full	Full
Associated Pan Malaysia Cement Sdn Bhd	Malaysia	•					100.00	61.13	Full	Full
Malayan Cement Industries Sdn Bhd	Malaysia	•					100.00	61.13	Full	Full
Supermix concrete Malaysia Sdn Bhd	Malaysia		•				61.74	37.74	Full	Full
Boral Plasterboard (Malaysia) Sdn Bhd (2)	Malaysia				•		50.00	35.00	Proportionate	Equity
CCalifornia Clay Tile de Mexico S.A. de C.V.	Mexico			•			50.00	50.00	Equity	Equity
Comex Lafarge Mexico	Mexico				•		40.00	40.00	Equity	Equity
Lafarge Cementos S.A. de C.V.	Mexico	•					100.00	90.12	Full	Full
Lafarge Maroc (2)	Morocco	•	•				50.00	49.99	Proportionate	Equity
Lafarge Ciments (2)	Morocco	•					50.00	34.93	Proportionate	Equity
Lafarge Cementos (2)	Morocco	•					50.00	34.19	Proportionate	Equity
Lafarge Béton (2)	Morocco		•				50.00	34.58	Proportionate	Equity

(1)	This company is consolidated under French GAAP, but accounted for under the equity method under U.S. GAAP [see Note 30-13 (a)]
(2)	These companies are proportionately consolidated under French GAAP, but accounted for under the equity method under U.S. GAAP
[see Note 30-13 (b)]
*	The following subsidiaries having fulfilled the relevant legal exemption requirements have elected to be exempt from disclosing their annual financial statements.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Aggreg.					Owner-	Consolidation method
Companies	Countries	Cement	and Concrete	Roofing	Gypsum	Others	Control %	ship %	French GAAP	U.S. GAAP

Gyvlon BV	Netherlands				•		100.00	100.00	Full	Full
Lafarge Gips BV	Netherlands				•		100.00	100.00	Full	Full
Lafarge Roofing Benelux BV	Netherlands			•			100.00	100.00	Full	Full
West African Portland Cement Company	Nigeria	•					50.01	49.96	Full	Full
Ashakacem Plc.	Nigeria	•					50.16	50.11	Full	Full
Lafarge Tekkin AS	Norway			•			100.00	100.00	Full	Full
Schiedel Skorsteiner AS	Norway			•			100.00	100.00	Full	Full
Lafarge Philippines	Philippines	•					100.00	100.00	Full	Full
CPAC Monier Philippines Inc. (2)	Philippines			•			50.00	50.00	Proportionate	Equity
PT. Petrojaya Boral Plasterboard (Phlippines Branch) (2)	Philippines				•		50.00	50.00	Proportionate	Equity
Lafarge Polska Spolka Akcyja	Poland	•	•				100.00	100.00	Full	Full
Lafarge Cement Polska	Poland	•	•				100.00	100.00	Full	Full
Lafarge Beton Polska	Poland		•				100.00	100.00	Full	Full
Lafarge Kruszywa sp z.o.o	Poland		•				100.00	100.00	Full	Full
Rupp Ceramika Sp z.o.o.	Poland				•		100.00	100.00	Full	Full
Lafarge Gips Polska	Poland				•		100.00	100.00	Full	Full
Dolina Nidy	Poland				•		100.00	96.10	Full	Full
Nida Gips	Poland				•		100.00	97.66	Full	Full
Betecna Betao Pronto (2)	Portugal		•				50.00	49.81	Proportionate	Equity
Britas do Alenquer (2)	Portugal		•				50.00	49.81	Proportionate	Equity
Thomas Eurobetao (2)	Portugal		•				50.00	49.81	Proportionate	Equity
Lafarge Romcim SA	Romania	•	•				98.56	77.81	Full	Full
Lafarge Arcom Gips	Romania				•		94.00	73.14	Full	Full
OAO Voskresenskcement	Russia	•					83.85	83.85	Full	Full
OOO Braas DSK 1	Russia			•			67.10	67.10	Full	Full
Ural Cement	Russia	•					75.00	75.00	Full	Full
Beocinska Fabrika Cementa	Serbia-Montenegro	•					69.41	42.04	Full	Full
Schiedel dimnjacki sistemi d.o.o.	Serbia-Montenegro			•			100.00	100.00	Full	Full
Blue Circle Materials Singapore	Singapore	•					100.00	61.13	Full	Full
Supermix Singapore	Singapore		•				51.00	34.00	Full	Full
Boral Singapore (2)	Singapore				•		50.00	35.00	Proportionate	Equity
Lafarge South Africa Limited	South Africa	•	•				100.00	100.00	Full	Full
Lafarge Roofing (Pty) Ltd	South Africa			•			100.00	100.00	Full	Full
Lafarge Gypsum South Africa Pty Ltd	South Africa				•		100.00	100.00	Full	Full
Lafarge Asland SA	Spain	•	•				99.62	99.62	Full	Full
Readymix Asland (2)	Spain		•				50.00	49.81	Proportionate	Equity
Yesos Ibericos	Spain				•		40.69	40.69	Equity	Equity
Redland Ibérica SA	Spain			•			47.00	47.00	Equity	Equity
Povazska Cementaren a.s	Slovakia	•					27.00	27.00	Equity	Equity
Schiedel Slovensko sr.o	Slovakia			•			100.00	100.00	Full	Full
Bramac Stresni Sistemi d.o.o. (2)	Slovenia			•			50.00	50.00	Proportionate	Equity
Schiedel d.o.o.	Slovenia			•			100.00	100.00	Full	Full
Lafarge Cement D.D.*	Slovenia	•					55.92	55.92	Full	Full
Mahawelhi Marine Cement Co	Sri Lanka	•					90.00	84.96	Full	Full
Orebrö Kartongbruck AB	Sweden				•		100.00	100.00	Full	Full
Lafarge Tekkin AB	Sweden			•			100.00	100.00	Full	Full
Cementia Trading Ltd AG	Switzerland	•					100.00	100.00	Full	Full
Marine Cement Ltd	Switzerland	•					100.00	99.96	Full	Full
Hupfer Holding AG	Switzerland		•				100.00	100.00	Full	Full
Braas Schweiz AG	Switzerland			•			100.00	100.00	Full	Full

(2)	These companies are proportionately consolidated under French GAAP, but accounted for under the equity method under U.S. GAAP
[see Note 30-13 (b)]
*	Cementarna Trbovlje changed its legal name in 2003 and became Lafarge Cement D.D.

Back to Contents

LAFARGE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Aggreg.					Owner-	Consolidation method
Companies	Countries	Cement	and Concrete	Roofing	Gypsum	Others	Control %	ship %	French GAAP	U.S. GAAP

Mbeya	Tanzania	•					62.76	62.76	Full	Full
Lafarge Prestia Co Ltd (2)	Thailand				•		50.00	50.00	Proportionate	Equity
CPAC Roof Tiles Co. Ltd	Thailand			•			24.90	24.90	Equity	Equity
Siam Gypsum Industry (2)	Thailand				•		50.00	35.50	Proportionate	Equity
Lafarge Roofing (Thailand) Co. Ltd	Thailand			•			100.00	100.00	Full	Full
Lafarge Siam Roofing Co. Ltd	Thailand			•			100.00	75.00	Full	Full
Lafarge Aslan Cimento AS	Turkey	•	•				96.84	96.72	Full	Full
Agretas Agrega Insaat San. Ve Tic. AS	Turkey	•	•				100.00	99.85	Full	Full
Dalsan Alçy AS (2)	Turkey				•		50.00	50.00	Proportionate	Equity
Yloac Cement (2)	Turkey	•					50.00	49.92	Proportionate	Equity
Yloac AS (2)	Turkey	•	•				50.00	49.92	Proportionate	Equity
Lafarge Ybitas (2)	Turkey		•				50.00	49.92	Proportionate	Equity
Lafarge Entegre Harç Sanayi ve Ticaret AS (2)	Turkey					Mortars/ Lime	50.00	50.00	Proportionate	Equity
Lafarge Cati Cözümleri Sanayi VE Ticaret A.S.	Turkey			•			100.00	100.00	Full	Full
Hima Cement Ltd	Uganda	•					100.00	71.01	Full	Full
Mykolaivcement	Ukraine	•					98.10	98.10	Full	Full
Lafarge Gypsum Ukraine	Ukraine				•		100.00	100.00	Full	Full
Stromgips	Ukraine				•		100.00	86.02	Full	Full
Braas Ukraine GmbH	Ukraine			•			100.00	100.00	Full	Full
KKNK Technobud Holding	Ukraine		•				100.00	100.00	Full	Full
Lafarge Redland Aggregates Ltd	UK		•				100.00	100.00	Full	Full
Lafarge Plasterboard Ltd	UK				•		100.00	100.00	Full	Full
Lafarge Roofing Limited	UK			•			100.00	100.00	Full	Full
Blue Circle Industries Plc	UK	•					99.91	99.91	Full	Full
Britannia Aggregates Limited (2)	UK		•				50.00	25.00	Proportionate	Equity
Bluewater Concrete Ltd (2)	UK		•				50.00	50.00	Proportionate	Equity
Redland Westminster Aggregates Ltd(2)	UK		•				50.00	50.00	Proportionate	Equity
Scotcem Roof Tiles Ltd	UK			•			100.00	100.00	Full	Full
BC Ebbsfleet Ltd (2)	UK					Real estate	50.00	49.96	Proportionate	Equity
Lafarge North America Inc.	USA	•	•		•		52.95	52.95	Full	Full
Monier Inc.	USA			•			100.00	100.00	Full	Full
MonierLifetile LLC (2)	USA			•			50.00	50.00	Proportionate	Equity
Blue Circle North America	USA	•	•				99.91	99.91	Full	Full
Bulk Materials Inc	USA	•					48.24	48.24	Equity	Equity
Fabrica Nacional de Cementos	Venezuela	•	•				62.21	62.00	Full	Full
Cementos Catatumbo CA	Venezuela	•					23.32	23.32	Equity	Equity
Tachira Cementos	Venezuela	•					99.73	76.10	Full	Full
Donafrance	Vietnam	•					70.00	70.00	Full	Full
Supermix concrete Co Ltd	Vietnam		•				70.00	23.80	Full	Full
Chilanga	Zambia	•					84.00	84.00	Full	Full
Circle Cement	Zimbabwe	•					76.45	76.39	Full	Full

(2)	These companies are proportionately consolidated under French GAAP, but accounted for under the equity method under U.S. GAAP
[see Note 30-13 (b)]