Form 20-F
period 2005-12-31
LAFARGE
filed 2006-03-24
CIK 913785

As filed with the Securities and Exchange Commission on March 24, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report__________

For the transition period from _________ to ________________

Commission File Number 001-15218

LAFARGE

(Exact name of Registrant as specified in its charter)

France

(Jurisdiction of incorporation or organization)

61, rue des Belles Feuilles, 75116 Paris, France

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act :

Title of each class	Name of each exchange on which registered
American Depositary shares, each representing one-fourth of an ordinary share, par value €4 per share.	The New York Stock Exchange
Ordinary Shares, par value €4 per share*

* listed, not for trading or quotation purposes, but only in connection with with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act : None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act : None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report :

175, 985, 303 Ordinary Shares at December 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

  Yes  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 Yes  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

 Large accelerated filer  Accelerated filer   Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

 Yes   No

Back to contents

Mère-Enfant hospital in Nantes, France, made with high performance self placing concrete Agilia®, created by Rémi Butler, architect. Photo credits: Claude Cieutat, Images et Concepts/Laurence Prat

Annual Report

On Form 20-F 2005

PRESENTATION OF INFORMATION

In this Annual Report, the following terms have the meanings indicated below:

“Group” or “Lafarge”: Lafarge S.A. and its consolidated subsidiaries.

“Company” or “Lafarge S.A.”: our parent company Lafarge S.A., a société anonyme organized under French law.

“Division”: one of our four Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Each Division, as well as our “Other activities”, constitutes a business segment for purposes of reporting our results of operations.

“Business Unit”: a management organization for one of our four Divisions in one geographic area, generally one country.

“ERP”: enterprise resource planning.

“France”: the Republic of France.

 “E.U.”: the European Union.

“United States”, the “U.S.” or the “U.S.A.”:  the United States of America.

“Growing markets”: all countries outside Western Europe and North America, except Japan, Australia and New Zealand.

 “Euro” or “€”: the currency of the European Union member states participating in the European Monetary Union.

 “U.S. dollars” or “$”: the currency of the United States, unless otherwise indicated.

“IFRS”: International Financial Reporting Standards

“Tonne”: 1,000 kilograms, or 2,204 pounds, or 1,102 short tons.

Due to rounding of amounts and percentages for presentation in this annual report, some data may not total.

We publish our consolidated financial statements in euro. Solely for the convenience of the reader, this annual report contains translations into U.S. dollars of certain amounts in euros at the December 30, 2005 Noon Buying Rate of 1 euro = $1.1842.

1	SELECTED FINANCIAL DATA	Page 2
2	RISK FACTORS	Page 8
3	INFORMATION ON LAFARGE	Page 16
4	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	Page 42
5	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	Page 76
6	MAJOR SHAREHOLDERS	Page 100
7	THE LISTING	Page 102
8	OTHER INFORMATION	Page 108
9	CONTROL AND PROCEDURES	Page 122
10	AUDITING MATTERS	Page 128
	EXHIBITS	Page 132
	CONSOLIDATED FINANCIAL STATEMENTS	Page 134
CROSS-REFERENCE TO FORM 20-F ITEMS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements regarding prices and demand for our products, our financial results, our plans for investments, divestitures and geographic expansion, expected cost increases, including with respect to energy, and other matters. When used in this report, the words “aim(s)”, “expect(s)”, “intend(s)”, “will”, “may”, “believe(s)”, “anticipate(s)”, “seek(s)” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Specifically, statements herein regarding the future, including our strategy, plans, product and process developments, facility expansion and improvements, synergies, acquisitions, our ability to manage rising energy costs, partnerships and general business prospects are subject to uncertainty arising from numerous factors outside our control, including market conditions, raw material prices, currency fluctuations, customer demand, the actions of competitors and regulators, technological developments and other factors, as more fully set forth in Chapter 2 (Risk factors). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. We do not undertake, except as required by law, to update any forward-looking statements set forth in this annual report to reflect new information or subsequent events or circumstances.

This document, together with the exhibits refered to herein, has been filed with the United States Securities and Exchange Commission on March 24, 2006 as our Annual Report on Form 20-F for the year ended December 31, 2005.

1 Selected Financial Data

LAFARGE 20-F - Annual Report 2005 - 2

Back to contents

You should read the following selected consolidated financial data together with Chapter 4 (Operating and Financial Review and Prospects) and our consolidated financial statements.

In accordance with European Regulation no. 1606/2002 issued July 19, 2002, we have prepared our consolidated financial statements for the year ended December 31, 2005, in accordance with the International Financial Reporting Standards (“IFRS”) endorsed by the European Union, which do not differ, for the Group, from IFRS published by the International Accounting Standards Board (“IASB”).

Until December 31, 2004, the Group’s consolidated financial statements were prepared in accordance with the provisions of French accounting legislation and standards (“French GAAP”). We have therefore restated our consolidated financial information at and for the year ended December 31, 2004, in accordance with IFRS 1, on “First Time Adoption of IFRS”, and financial information set forth in this Annual Report for the year ended December 31, 2004, may differ from information previously published.

As a first-time adopter of IFRS at January 1, 2004, the Group has followed the specific prescriptions described in IFRS 1. The options selected for the purpose of the transition to IFRS are described in the Notes to the consolidated financial statements.

Impacts of the transition on the balance sheet at January 1, 2004, the profit and loss for the year ended December 31, 2004 and the balance sheet at December 31, 2004 are presented and commented upon in Note 39 to our consolidated financial statements.

The first table below sets forth selected consolidated financial data under IFRS at and for the years ended December 31, 2005 and 2004. The selected financial information is derived from our consolidated financial statements, which have been audited by Deloitte & Associés. The audited consolidated financial statements at and for the years ended December 31, 2005 and 2004 appear at the end of this report.

IFRS and French GAAP differ in some respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of the main differences between U.S. GAAP and IFRS is set forth in Notes 36 and 37 to our consolidated financial statements.

The second table below sets forth selected financial information under U.S. GAAP at and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001.

The third table below sets forth the dividend information.

LAFARGE 20-F - Annual Report 2005 - 3

Back to contents

PRIMARY IFRS ACCOUNTS

(MILLIONS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)	AT OR FOR THE YEAR ENDED DECEMBER 31,
	2005		2004
	$ *	€	€
STATEMENTS OF INCOME
Revenue	18,910	15,969	14,436
Current operating income	2,791	2,357	2,201
Operating income	2,649	2,237	2,074
NET INCOME	1,686	1,424	1,334
Out of which:
Group share	1,298	1,096	1,046
Minority interests	388	328	288
Basic earnings per share	7.57	6.39	6.26
Diluted earnings per share	7.51	6.34	6.13
BASIC AVERAGE NUMBER OF OUTSTANDING SHARES (IN THOUSANDS)	171,491	171,491	167,204
BALANCE SHEETS
Non current assets	24,327	20,543	18,241
Current assets	8,706	7,352	6,259
TOTAL ASSETS	33,033	27,895	24,500
Shareholder’s equity - parent Company	11,555	9,758	7,782
Minority interests	3,045	2,571	2,119
Non current liabilities	11,410	9,635	9,774
Put options on shares of subsidiaries	311	263	299
Current liabilities	6,712	5,668	4,526
TOTAL EQUITY AND LIABILITIES	33,033	27,895	24,500
STATEMENTS OF CASH FLOWS
Net cash provided by operating activities	2,233	1,886	1,877
Net cash (used in) investing activities	(1,994)	(1,684)	(972)
Net cash (used in) financing activities	(219)	(185)	(854)
Increase in cash and cash equivalents	20	17	51
* Amounts in U.S. dollars presented in the table have been translated solely for the convenience of the reader using the Noon Buying Rate on December 30, 2005 of €1 = $1.1842.

LAFARGE 20-F - Annual Report 2005 - 4

Back to contents

U.S. GAAP

(MILLIONS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)	AT OR FOR THE YEAR ENDED DECEMBER 31,
	2005		2004	2003	2002	2001
	$*	€	€	€	€	€
STATEMENTS OF INCOME
Revenue	17,886	15,104	13,371	12,468	13,406	12,434
Operating income	2,430	2,052	1,811	1,854	1,580	1,403
NET INCOME	1,299	1,097	987	831	436	702
Basic earnings per share	7.58	6.40	5.90	5.66	3.36	5.57
Diluted earnings per share	7.30	6.17	5.70	5.45	3.34	5.47
BASIC AVERAGE NUMBER OF OUTSTANDING SHARES (IN THOUSANDS)	171,491	171,491	167,204	146,891	129,629	125,974
BALANCE SHEETS
Current assets	7,761	6,554	5,498	5,252	5,096	5,817
Non current assets	24,670	20,833	18,129	19,046	21,302	23,872
TOTAL ASSETS	32,431	27,387	23,627	24,298	26,398	29,689
Current liabilities	5,680	4,796	3,735	3,968	3,864	5,345
Non current liabilities	11,300	9,543	9,387	10,767	14,204	14,332
Minority interests	2,990	2,525	2,244	2,063	1,936	2,201
Shareholder’s equity	12,461	10,523	8,261	7,500	6,394	7,811
TOTAL EQUITY AND LIABILITIES	32,431	27,387	23,627	24,298	26,398	29,689
* Amounts in U.S dollars presented in the table have been translated solely for the convenience of the reader using the Noon Buying Rate on December 30, 2005 of €1 = $1.1842.

DIVIDENDS

	2005		2004	2003	2002	2001
	$ *	€	€	€	€	€
Total dividend paid (millions)	529 **	447 **	408	383	303	297
Basic dividend per share	3.02 **	2.55 **	2.40	2.30	2.30	2.30
Loyalty dividend per share ***	3.32 **	2.80 **	2.64	2.53	2.53	2.53

* Amounts in U.S. dollars presented in the table above have been translated solely for the convenience of the reader using the Noon Buying Rate on December 30, 2005 of €1 = $1.1842.

** Proposed dividend.

*** See Section 8.2 (Articles of Association (Statuts) - rights, preferences and restrictions attaching to shares) for an explanation of our “Loyalty dividend”.

LAFARGE 20-F - Annual Report 2005 - 5

Back to contents

Beginning January 1, 2002, the historical cost of cement plant assets was reclassified into specific cost categories based upon their distinct characteristics. Each cost category represents cement plant components with specific useful lives. This new definition was based on a detailed technical study performed by the Company. Prior to January 1, 2002, cement plant assets were depreciated over their estimated useful lives, using a broader definition of cost classification. The new system of classifying costs has been applied prospectively as of January 1, 2002. On average, for a new cement plant, this change in estimate resulted in increasing the depreciable useful life from 20 years to 28 years, which more closely reflects actual experience with modern cement plants.

Exchange Rate Information

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City as defined by the Federal Reserve Bank of New York.

As of March 22, 2006, the Noon Buying Rate was €1 = $1.2095.

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

	$ PER €1.00
	YEAR/PERIOD CLOSING RATE	AVERAGE RATE *	HIGH	LOW
YEARLY RATES
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1,13	1.17	1.08
2004	1.35	1.24	1.36	1.18
2005	1.18	1.24	1.35	1.18
MONTHLY RATES
September 2005	1.21	1.22	1.25	1.20
October 2005	1.20	1.20	1.21	1.19
November 2005	1.18	1.18	1.21	1.17
December 2005	1.18	1.19	1.20	1.17
January 2006	1.22	1.21	1.23	1.20
February 2006	1.19	1.19	1.21	1.19
March 2006 (through March 22)	1.21	1.20	1.22	1.19

* For any year, the average of the Noon Buying Rates on the last business day of each month during such year; in the case of a month or partial month, the average of the Noon Buying Rates on the business days occurring during such month or partial month.

LAFARGE 20-F - Annual Report 2005 - 6

Back to contents

[THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

LAFARGE 20-F - Annual Report 2005 - 7

Back to contents

2 Risk Factors

LAFARGE 20-F - Annual Report 2005 - 8

Back to contents

2.1

CONSTRUCTION SECTOR ACTIVITY

10

2.2

ADVERSE WEATHER

10

2.3

COMPETITION

10

2.4

GROWING MARKETS

10

2.5

ENERGY AND FUEL COSTS

10

2.6

EXCHANGE RATE FLUCTUATIONS

11

2.7

ACQUISITION OF OTHER BUSINESSES

11

2.8

CONTROL OVER OUR BUSINESSES

11

2.9

RIGHTS OF MINORITY INVESTORS

11

2.10

INCREASE IN INDEBTEDNESS

11

2.11

TRANSFER OF INCOME AND DIVIDENDS FROM OUR SUBSIDIARIES

12

2.12

RAW MATERIALS

12

2.13

GOVERNMENTAL POLICIES AND LAWS AND THE PROTECTION OF THE ENVIRONMENT

12

2.14

PRICE AND VALUE OF OUR ADSs AND DIVIDENDS

12

2.15

NO PREEMPTIVE RIGHTS

13

2.16

HOLDING OF ADSs

13

2.17

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

13

2.18

INTERNAL CONTROL

14

The above titles of sub-chapters identify the topics discussed in each risk factor for convenience purposes. These titles are not meant to summarize or limit in any way the meaning and understanding of each risk factor as described in the following paragraphs.

LAFARGE 20-F - Annual Report 2005 - 9

Back to contents

The following factors may have material adverse effects on our business, financial condition, results of operations and cash flows. There may be other risks which are not known to the Group or which may not be material now but could turn out to be material.

2.1 We depend heavily on construction sector activity levels, which tend to be cyclical and which differ throughout the countries in which we operate

Our results depend heavily on residential, commercial and infrastructure construction activity and spending levels. Construction activity and spending levels vary across our many markets, and the construction industry in a given market tends to be cyclical, especially in mature economies. The construction industry is sensitive to interest rates and economic and other factors outside our control. Economic downturns may lead to recessions in the construction industry, either in individual markets or globally, and construction spending can fall even in growing economies. While our geographic diversification mitigates risks associated with downturns in construction spending, we may be affected significantly by downturns globally or in individually significant markets.

2.2 Adverse weather lessens demand for our products, which is seasonal in many of our markets

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rains fall. Consequently, demand for our products is significantly lower during the winter in temperate countries and during the rainy season in tropical countries. Our principal markets are located in Western Europe and in North America, where winter weather significantly reduces our first quarter sales, and to a lesser extent our fourth quarter sales. Our operations in these and similar markets are seasonal, with sales generally increasing during the second and third quarters because of normally better weather conditions. However, high levels of rainfall can adversely impact our operations during these periods as well. Such adverse weather conditions can materially and adversely affect our results of operations and profitability if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak construction periods.

2.3 Competition in our industry could adversely affect our results of operations

We operate in many local or regional markets around the world, and many factors affect the competitive environments we face in any particular market.

These factors include the number of competitors in the market, the pricing policies and financial strength of those competitors, the total production capacity serving the market, the barriers to enter the market and the proximity of natural resources, as well as general economic conditions and demand for construction materials within the market. These factors combine in varying ways in each of our markets, and can adversely impact demand for our products and our results of operations.

2.4 We are exposed to risks inherent in the growing markets in which we operate

In 2005, we derived approximately 33% of our revenues from growing markets, which we define as countries outside Western Europe and North America other than Japan, Australia and New Zealand. Our growth strategy focuses significantly on opportunities in growing markets and we expect that an increasing portion of our total revenues will continue to come from such markets. Our presence in such markets exposes us to risks such as volatility in gross domestic products, significant and unstable currency fluctuations, political, financial and social uncertainty and unrest, high rates of inflation, the possible implementation of exchange controls, less certainty regarding legal rights and enforcement mechanisms and potential nationalization or expropriation of private assets, any of which could damage or disrupt our operations in a given market.

2.5 Increased energy and fuel costs may have a material adverse effect on our results

Our operations consume significant amounts of energy and fuel, the cost of which in many parts of the world has increased substantially in recent years.

LAFARGE 20-F - Annual Report 2005 - 10

Back to contents

We protect ourselves to some extent against rising energy and fuel costs through long-term supply contracts and forward energy agreements, and by outfitting many of our plants to switch among several fuel sources, including many alternative fuels such as used oil, recycled tires and other recycled materials or industrial by-products. Despite these measures, energy and fuel costs have significantly affected, and may continue to affect, our results of operations and profitability.

See Sections 3.3 (Business description) and 4.6 (Market risks).

2.6 Exchange rate fluctuations could adversely affect our results of operations and financial condition

While we report our results in euros, in 2005 we earned approximately 70% of our revenues in currencies other than the euro, with approximately 30% being denominated in U.S. dollars and Canadian dollars. In addition, at the end of 2005, approximately 73% of our capital employed were located outside the member states of the European Monetary Union. Consequently, exchange rate fluctuations may significantly affect our financial condition and results of operations. This effect may be positive or negative depending on the actual exchange rate movement as well as the nature of any currency hedging instruments we may put in place from time to time.

See Sections 4.4 (Liquidity and capital resources) and 4.6 (Market risks).

2.7 We are subject to risks associated with the acquisition of other businesses

Our growth strategy involves, in part, the acquisition of new operations and the integration of those operations with our own. Our strategy may not be successful if we cannot identify suitable acquisition targets or complete acquisitions at appropriate prices. Also, synergies from acquisitions may prove less than we originally expect. Further, acquisition candidates may have liabilities or adverse operating issues that we fail to discover prior to the acquisition. If we fail to implement a successful acquisition strategy, we may not be able to grow in the long term at an acceptable rate.

In connection with our growth strategy through external acquisitions, we may announce potential or actual acquisitions or investments at any time. Financing for these acquisitions may be secured through the issuance of new shares or on an increase in our debt. Such acquisitions and investments could dilute the interests of our existing shareholders or increase our debt burden and may cause our share price to fall.

2.8 We do not control some of the businesses in which we have invested

We do not have a controlling interest in some of the businesses in which we have invested and may make future investments in which we will not have a controlling interest. Some key matters, such as approval of business plans and the timing and amount of cash distributions, may require the consent of our partners or may be approved without our consent. These and other limitations arising from our investments in companies we do not control may prevent us from achieving our objectives for these investments.

2.9 We are restricted by the rights of minority investors in some of our subsidiaries

We conduct our operations through many subsidiaries, some of which have one or more minority investors.

The interests of such minority investors are not always aligned with ours. Restrictions arising from minority interests may adversely impact our operating and financial strategies and results by, among other things, impeding our ability to implement organizational efficiencies through transferring cash and other assets from one subsidiary to another to allocate assets most effectively.

2.10 An increase in our indebtedness could limit our operating and financial flexibility

We have significant indebtedness outstanding, which may increase in the future, for example as a result of the offer we launched recently to purchase the outstanding shares of Lafarge North America Inc. that we do not already own. If our total debt increases materially a) we could face increased financial charges, b) we may need to allocate a greater portion of our operating cash flow to cover debt service payments, c) our credit ratings may be downgraded, with resultant increases in our borrowing costs and a possible decrease in the availability of adequate financing sources, d) our exposure to interest and exchange rate fluctuations may increase substantially, and e) lenders may impose significant restrictions on our capital resources and/or operations. Some of our debt agreements contain and some of our future debt agreements may contain financial, operating and other covenants and obligations that could limit our operating and financial flexibility. Our ability to comply with these obligations depends on the future performance of our businesses. Our failure to abide by these obligations or to meet these covenants may impair our ability to finance operations, distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our operations.

LAFARGE 20-F - Annual Report 2005 - 11

Back to contents

2.11 Our ability to pay dividends and repay debt depends on our ability to transfer income and dividends from our subsidiaries

We are a holding company with no significant assets other than direct and indirect interests in the many subsidiaries through which we conduct operations. A number of our subsidiaries are located in countries that may impose regulations restricting the payment of dividends outside of the country through exchange control regulations. To our knowledge, there are currently no countries in which we operate that restrict payment of dividends. However, there is no assurance that such risk may not exist in the future.

Furthermore, the continued transfer to us of dividends and other income from our subsidiaries may be limited by various credit or other contractual arrangements and/or tax constraints, which could make such payments difficult or costly. We do not believe that any of these covenants or restrictions will have any material impact on our ability to meet our financial obligations. However, if in the future these restrictions are increased and we are unable to ensure the continued transfer of dividends and other income to us from these subsidiaries, our ability to pay dividends and make debt payments will be impaired.

2.12 Changes in the cost or availability of raw materials supplied by third parties may adversely affect our operating and financial performance

We generally maintain our own reserves of limestone, gypsum, aggregates and other materials that we use to manufacture our products. Increasingly, however, we obtain certain raw materials from third parties who produce such materials as by-products of industrial processes, such as synthetic gypsum, slag and fly ash. While we try to secure our needed supply of such materials through long-term renewable contracts, we have not always been, and may not in the future be, able to do so. Should our existing suppliers cease operations or reduce or eliminate production of these by-products, our costs to procure these materials may increase significantly or we may be obliged to procure alternatives to replace these materials which may affect our results of operations.

2.13 Governmental policies and laws, particularly those relating to protection of the environment, significantly impact our operations

Our operations are regulated extensively by national and local governments, particularly in the areas of land use and protection of the environment (e.g. regulations relating to greenhouse gases). Our operations require numerous governmental approvals and permits, which often require us to make significant capital and maintenance expenditures to comply with zoning and environmental laws and regulations. In addition, future developments, such as the discovery of new facts or conditions, stricter laws and regulations, or stricter interpretation of existing laws or regulations, may impose new liabilities on us, require additional investments by us, or prevent us from opening or expanding plants or facilities that could have a material adverse effect on our financial condition or results of operations.

While we are not currently aware of any environmental liabilities or of any non-compliance with environmental regulations that we expect will have a material adverse effect on our financial condition or results of operations, environmental matters cannot be predicted with certainty and there can be no assurance that the amounts we have budgeted and reserved will be adequate.

See Section 3.5 (Environment).

2.14 The price of our ADSs and the U.S. dollar value of our dividends or other distributions fluctuate with changes in the U.S. dollar/euro exchange rate

Since our ADSs trade in U.S. dollars and the underlying shares trade in euros on the Eurolist of Euronext Paris, the value of our ADSs will change with fluctuations in the U.S. dollar/euro exchange rate. Further, since any dividends we declare will be denominated in euros, exchange rate fluctuations will affect the U.S. dollar equivalent of dividends received by holders of ADSs.

LAFARGE 20-F - Annual Report 2005 - 12

Back to contents

2.15 You may not be able to exercise preemptive rights for shares underlying our ADSs, nor may you be able to sell such rights

French law provides our shareholders with preemptive rights (“droits préférentiels de souscription”) to subscribe on a pro rata basis for cash for the issuance of new shares or other securities whenever we issue such shares or securities. Our shareholders may waive such rights with respect to a particular offering, either individually or collectively, at an extraordinary general meeting of our shareholders. Preemptive rights not waived are transferable during the subscription period for the applicable offering and may be quoted on the Eurolist. U.S. holders of ADSs may not exercise preemptive rights associated with the shares underlying their ADSs unless a registration statement is filed and effective or an exemption from registration is available under the U.S. Securities Act of 1933, as amended. We cannot assure you that we will file such a registration statement (and if filed, that it will be declared effective) or that an exemption will be available for any particular offering we may make in the future. Whether we file such a registration statement will depend on our evaluation at the time of the costs and potential liabilities associated with such a registration statement and the benefits of enabling the exercise by U.S ADS holders of preemptive rights associated with the underlying shares, as well as any other factors we consider appropriate at the time. If ADS holders are unable to exercise any preemptive rights in the future, their interests in us will be diluted.

As ADS depository, JP Morgan Chase Bank may sell unexercisable preemptive rights and distribute the net proceeds to ADS holders. If the depository determines, in its discretion, that such rights cannot be sold, the rights will lapse. If the depository does not sell applicable preemptive rights and they lapse, not only will ADS holders’ interest in us be diluted, but they also will not realize any value from the granting of preemptive rights.

2.16 Holders of ADSs may be subject to additional risks related to holding ADSs rather than shares

ADS holders may lose some or all of the value of a dividend or other distribution arising from their interest in us because of the depository’s need to effect further transactions to transfer such value to ADS holders. For example, the depository may be unable to convert a foreign currency into dollars when the applicable exchange rates are fluctuating, thereby reducing the value of the ultimate distribution to ADS holders. Also, there can be no assurance that the depository can convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period, all of which may reduce the value to ADS holders of the original transaction.

ADS holders may not receive voting materials in time to instruct the depository to vote on matters that come before holders of the underlying shares. ADS holders, or those who hold ADSs through brokers, dealers or other third parties, may not have the opportunity to exercise a right to vote at all. ADS holders may not receive copies of all reports from us or from the depository. ADS holders may need to visit the depository’s offices to inspect any reports issued.

We and the depository may amend or terminate the deposit agreement without ADS holders’ consent in a manner that could prejudice ADS holders.

2.17 You may not be able to effect claims or enforce judgments against us or our directors or officers for violations of the U.S. securities laws

We are a société anonyme organized under the laws of France.

A majority of our directors and officers are non-U.S. residents. A substantial portion of our assets and the assets of our directors and officers are, and we expect will continue to be, located outside the United States. Consequently, you may not be able to effect service of process within the United States upon us or most of these persons, enforce judgments against us or them in United States courts or enforce or obtain judgments in French courts against us or these persons predicated upon the securities laws of the United States.

LAFARGE 20-F - Annual Report 2005 - 13

Back to contents

2.18 If we fail to maintain proper and effective internal control, our ability to produce accurate financial statements could be impaired

Our business organization is complex in scope. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we produce accurate financial statements on a timely basis is a costly and time-consuming effort. In connection with Section 404 of the Sarbanes-Oxley Act, we have instituted an annual assessment of the effectiveness of our internal control over financial reporting and our independent auditor issues an attestation report on management’s assessment of such internal control. During this process, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting, or areas for further attention or improvement.

Implementing any appropriate changes to our internal control may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, or take a significant period of time to complete. Such changes may not be effective in maintaining the adequacy of our internal control.

Any failure to maintain that adequacy or our ability to produce accurate financial statements on a timely basis could increase our operating costs and materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or subject to material weaknesses or significant deficiencies or are otherwise perfectible, or that we are unable to produce accurate financial statements may adversely affect our stock price.

LAFARGE 20-F - Annual Report 2005 - 14

Back to contents

[ THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY ]

LAFARGE 20-F - Annual Report 2005 - 15

Back to contents

3 Information on Lafarge

LAFARGE 20-F - Annual Report 2005 - 16

Back to contents

3.1 GROUP HISTORY AND EVOLUTION

18

3.2 INVESTMENTS

19

Significant acquisitions

19

Significant divestures

19

Summary of our consolidated capital expenditures in 2005

19

Capital expenditures in progress or planned for 2006

20

3.3 BUSINESS DESCRIPTION

20

Overview

20

Cement

21

Aggregates & Concrete

27

Roofing

31

Gypsum

34

3.4 ORGANIZATIONAL STRUCTURE

38

Lafarge S.A.’s relationship with its subsidiaries

38

Group relationship with minority shareholders of its subsidiaries

38

3.5 ENVIRONMENT

38

3.6 INSURANCE MANAGEMENT

39

Insurance policies excluding Lafarge North America Inc.

40

Lafarge North America Inc. Insurance Policies

40

3.7 INTELLECTUAL PROPERTY

41

LAFARGE 20-F - Annual Report 2005 - 17

Back to contents

General presentation

Lafarge S.A. is a limited liability company incorporated in France and governed by French law (société anonyme). We produce and sell construction materials — cement, aggregates, concrete, roofing products, gypsum wallboard, and related products — worldwide, primarily under the commercial name “Lafarge”. Based on sales, we are the world leader in construction materials. Our products are used for residential, commercial and public works construction projects throughout the world, whether for new construction or renovation. Based on both internal and external analyses, we believe that Lafarge is co-leader of the cement industry, the second largest producer of aggregates and concrete worldwide, the largest producer of concrete and clay roofing tiles worldwide and the third-largest manufacturer of gypsum wallboard worldwide.

Our financial reporting currency is the euro (€). In fiscal 2005, we generated 16.0 billion euros in sales and we earned current operating income of 2.4 billion euros and net income Group share of 1.1 billion euros. At year-end 2005, our assets totaled 27.9 billion euros. We currently employ approximately 80,000 people throughout the 76 countries in which we operate. Our shares have traded on the Paris stock exchange since 1923. They are a component of the French CAC-40 market index (and have been since its inception) and are included in the SBF 250 index and the Dow Jones Eurostoxx 50 index. Our shares also trade on the New York Stock Exchange (“NYSE”) under the symbol “LR” in the form of American Depositary Shares (“ADS”). Each ADS represents one-fourth of one share. Our market capitalization totaled 15.9 billion euros at the close of the market on March 22, 2006 including 0.2 billion euros attributable to our treasury shares.

Our strategy

Our strategy is based on two fundamental components: performance and development.

Performance: We strive to benefit from our experience across a broad range of products, geographies and cultures to accelerate internal sharing of best practices and pursue energetically the development and implementation of our performance programs. Each of our Divisions has developed its know-how in strategy, innovation, customer orientation, production, maintenance and logistics as well as administrative efficiency. These programs allow us to use the same managerial and systematic approach in each of our local operations, focusing our teams on the same priorities and using proven models. They contribute to the improvement of the efficiency and responsiveness of our organization, and hence allow us to better unlock all the potential of the Group. With this approach, we believe that we can differentiate our products and services, increase our operating margins, better use our assets and hence create additional value for our customers. One of our key performance indicators is the “return on capital employed after tax”.

Development: We are disciplined in our use of capital, both for internal development and acquisitions. We concentrate on the projects that fit strategically with our existing product lines and satisfy our criteria for financial performance. Our solid financial position, and our strategy of partnership, allow us to finance development in different economic environments and to take advantage of attractive opportunities. This development policy is part of our multi business strategy, comprised of our four Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum.

In summary, we seek to achieve global leadership through excellence in local business management (which we call “multi-local management”) and to grow providing maximum value for our stakeholders.

3.1 Group history and evolution

Lafarge S.A. was incorporated in 1884 under the name “J. et A. Pavin de Lafarge”. Our corporate existence continues through December 31, 2066, which may be extended pursuant to our by-laws. Our registered office is located at 61, rue des Belles-Feuilles, 75116 Paris, France, and our telephone number is +33 1 44 34 11 11. We are registered under the number “542 105 572 RCS Paris” with the registrar of the Paris Commercial Court (Tribunal de commerce de Paris).

We began operations in the early 1800’s when Auguste Pavin de Lafarge founded a lime exploitation enterprise in France. Through steady acquisitions of lime and cement companies throughout France, we became France’s largest cement producer by the late 1930s. We first expanded internationally in the 1860’s when we supplied lime for construction of the Suez Canal. Our international expansion continued in the early twentieth century with new operations in North Africa and the United Kingdom and later when we began operations in Brazil and Canada. Through our 1981 acquisition of General Portland Inc., we became one of the largest cement manufacturers in North America, the operations of which we conduct principally through Lafarge North America Inc., our 53.18% (at December 31, 2005) owned subsidiary whose common stock is traded on the New York Stock Exchange. After further external developments, principally in Western Europe, around the Mediterranean Basin, in Eastern Europe and in Asia Pacific, and following our acquisition of Blue Circle Industries plc in 2001, we are now the co-leader of the cement industry worldwide with production facilities in 43 countries.

LAFARGE 20-F - Annual Report 2005 - 18

Back to contents

While growing our cement operations internationally, we have also broadened our other longstanding product lines: aggregates, concrete and gypsum. Our aggregates and concrete business expanded slowly over the years, but jumped significantly in 1997 with our acquisition of Redland plc, then one of the principal manufacturers of aggregates and concrete worldwide, and to a lesser extent through our acquisition of Blue Circle in 2001. We first entered the market for gypsum products in 1931, with the production of powdered plaster. Since then we have become the third largest wallboard producer in the world offering a full range of gypsum-based building solutions with operations in 23 countries throughout the world. We entered the roofing business through our acquisition of Redland plc in 1997. Since then, we have developed our roofing activities significantly, both with respect to our industrial presence in 35 countries and the focus on complete roofing solutions we offer today.

In order to achieve higher levels of performance, the Group has an organizational structure based on four Divisions with decentralized local operations and a strong corporate center at the heart of major strategic decisions. Beyond this formal organization, the Group exists through an ambition and a culture that are shared by all our employees, and which are expressed by our Principles of Action.

3.2 Investments

Significant acquisitions

Over the past three year period, we have pursued a strategy of making small-to-medium size acquisitions. Our small-to-medium size acquisitions had an overall positive effect on our revenues amounting to 207 million euros for 2005 compared to 2004.

Significant divestures

Materis. In September 2003 we sold our 33.36% stake in Materis Participations to LBO France, a French investment fund, for a total of approximately 210 million euros. We invested approximately 20 million euros from the proceeds of the sale into a newly created company, Materis Holding Luxembourg SA (equivalent to a 7.27% equity stake). On February 10, 2006 we entered into an agreement with Matinvest 1 for the sale of the totality of the remaining 7.27% in Materis Holding Luxembourg SA. This agreement provides that completion of the sale is conditional upon obtaining antitrust clearances. If the sale is completed we will hold no remaining interest in Materis Holding Luxembourg SA nor in the Materis Group in general.

Molins. In September 2004 we sold our 40.9% stake in Cementos Molins in Spain for 265 million euros.

In the aggregate, negative scope effects on revenues resulting from divestitures amounted to 98 million euros for 2005 compared to 2004.

Summary of our consolidated capital expenditures in 2005

The following table presents our consolidated capital expenditures for each of the two years ended December 31, 2005 and 2004 (i) for sustaining expenditures to maintain or replace equipment and internal development expenditures to enhance productivity or increase capacity and (ii) for external development, which comprises acquisition of industrial assets and equity interests in companies.

	SUSTAINING AND INTERNAL DEVELOPMENT EXPENDITURES		EXTERNAL DEVELOPMENT EXPENDITURES
	2005	2004	2005	2004
Western Europe	475	365	152	136
North America	427	367	149	149
Mediterranean Basin	70	39	4	0
Central and Eastern Europe	71	46	14	44
Latin America	102	51	3	109
Africa	80	62	16	0
Asia/Pacific	115	91	180	98
TOTAL	1,340	1,021	518	536

See Section 4. 4 (Liquidity and capital resources – Net cash used in investing activities) for more information on 2005 capital expenditures.

LAFARGE 20-F - Annual Report 2005 - 19

Back to contents

Capital expenditures in progress or planned for 2006

We have recently filed an offer in cash to purchase the remaining 46.8% minority stake in Lafarge North America Inc., that we do not own at a price of $ 75 per share. The transaction also includes an offer to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc., a subsidiary of Lafarge North America Inc. This offer, which amounts in total to approximately $3 billion,  will be financed from indebtedness.

See Section 8.4 (Material contracts) and Note 35 to our consolidated financial statements for more details on the offer and its financing terms.

Capital expenditures for 2006 for each of our four Divisions are expected to be approximately:

•

900 million euros for Cement;

•

300 million euros for Aggregates & Concrete;

•

180 million euros for Roofing; and

•

250 million euros for Gypsum.

These amounts, which are geographically spread across our Operational Units, are composed of maintenance expenditures and of internal development expenditures.

See Section 3.3 (Business description) for more information on internal development expenditures.

All of the capital expenditures above will be financed from operating cash flows.

3.3 Business description

Overview

We manage our operations through our Cement, Aggregates & Concrete, Roofing, and Gypsum Divisions. Each Division holds a leading position in its respective industry and represents a separate strategic Business Unit with its own capital requirements and marketing strategies.

We have vertically integrated our operations to varying degrees across and within our Divisions. Our Cement Division supplies most of the cement used by our concrete operations, which also acquires from internal sources most of the aggregates used to produce concrete. We supply aggregates to our asphalt and paving operations. The Gypsum Division manufactures half of the paper used in its gypsum wallboard operations.

In 2005, the contributions to our consolidated sales by Division (after elimination of inter-Division sales) and by geographic area (by destination) were as follows, compared to 2004:

SALES BY DIVISION	2005		VARIATION 2005/2004	2004
	(MILLION EUROS)	(%)	(%)	(MILLION EUROS)	(%)
Cement	7,595	47.6	11.5	6,810	47.2
Aggregates & Concrete	5,377	33.7	13.3	4,747	32.9
Roofing	1,514	9.5	1.4	1,493	10.3
Gypsum	1,462	9.2	9.1	1,340	9.3
Other	21	0	(54.3)	46	0.3
TOTAL	15,969	100.0	10.6	14,436	100.0

LAFARGE 20-F - Annual Report 2005 - 20

Back to contents

SALES BY GEOGRAPHIC AREA	2005		VARIATION 2005/2004	2004
	(MILLION EUROS)	(%)	(%)	(MILLION EUROS)	(%)
Western Europe	6,280	39.3	4.3	6,020	41.7
North America	4,516	28.3	14.7	3,938	27.3
Mediterranean Basin	671	4.2	25.7	534	3.7
Central & Eastern Europe	905	5.7	21.3	746	5.2
Latin America	707	4.4	22.1	579	4.0
Africa	1,414	8.9	18.8	1,190	8.2
Asia/Pacific	1,476	9.2	3.3	1,429	9.9
TOTAL	15,969	100.0	10.6	14,436	100.0

The following schedule presents, for each of the four Divisions, the contribution to consolidated sales and current operating income for the year ended December 31, 2005.

(%)	CONTRIBUTION TO CONSOLIDATED SALES	CONTRIBUTION TO CURRENT OPERATING INCOME
Cement	47.6	75.1
Aggregates & Concrete	33.7	16.9
Roofing	9.5	4.2
Gypsum	9.2	6.4
Other *	-	(2.6)
TOTAL	100.0	100.0
* Mainly holdings. See Chapter 4 (Operating and financial review and prospects).

In the following discussion in this Chapter 3, data regarding sales are presented “by destination”. They include all amounts both produced and sold in the market, as well as any amounts imported into the market by our operations, and exclude the occasional exports to other markets. They are presented before elimination of inter-Division sales.

Data regarding the number of sites and production capacity include 100% of the number of sites and production capacity of all our subsidiaries, whether fully or proportionately consolidated.

The percentage of sales for each region is computed in relation to the total sales of the relevant Division, before elimination of inter-Division sales.

Cement

Cement is a fine powder that is the principal strength-giving and property-controlling component of concrete. It is a high quality, cost-effective building material that is a key component of construction projects throughout the world, including the 43 countries in which our Cement Division has production facilities. Based on both internal and external analyses, and taking into account annual sales, production capacity, broad geographical presence, technological development and quality of service, we believe that we are the world’s co-leading producer of cement. At the end of 2005, our consolidated businesses operated 122 cement, 24 clinker grinding and 6 slag grinding plants, with an annual cement production capacity of 164 million tonnes and sales for the year of approximately 123 million tonnes.

Products

We produce and sell a wide range of cements and hydraulic binders for the construction industry, including basic portland and masonry cements and a variety of other blended and specialty cements and binders. We offer our customers a broad line, which varies somewhat by region. Our cement products (all of which are referred to as “cement” in this report) include speciality cements adapted for use in a variety of environmental conditions (e.g. exposure to seawater, sulfates and other natural conditions hostile to concrete) and specific applications (e.g. white cement, oil-well cements, blended silica fume, blended fly-ash, blended pozzolana, blended slag cements and road surfacing hydraulic binders), natural lime hydraulic binders, masonry cements and ground blast furnace slag.

LAFARGE 20-F - Annual Report 2005 - 21

Back to contents

We design our cements to meet the varying needs of our customers, including high performance applications where enhanced durability and strength are needed. We also offer our customers technical support in connection with the use of our cements, ordering and logistical assistance to facilitate timely delivery to the customers, and documentation, demonstrations and training relating to the characteristics and appropriate use of our cements.

Production and facilities information

Composition and production of cement

Cement is made by crushing and grinding in proper proportion calcium carbonate (limestone), silica (sand), alumina and iron ore and heating the resulting mixture in a kiln to approximately 1,500˚C. The ore mixture enters the kiln dry. This process is called the “dry process” (by opposition to the older process which uses water) and is used by more than 85% of our plants. Each process produces “clinker,” which is then finely ground with gypsum to make cement. The breakdown of the production cost of cement is estimated as follows: energy 29%, raw materials and consumables 27%, direct production labor and maintenance 32% and depreciation 12%.

Raw materials for making cement (calcium carbonate, silica, alumina and iron ore) are usually present in limestone, chalk, marl, shale and clay and are generally available in most countries. Cement plants are normally built beside large deposits of these raw materials. For most of our cement plants, we obtain these materials from nearby land that we either own or in which we have long term quarrying rights. The cost to obtain these materials historically has not been volatile. We believe the quantity of proven and permitted reserves at our cement plants is adequate to operate the plants at their current levels for their planned life.

Where available, we may substitute ground blast furnace slag or fly ash for certain raw materials when making cement, or mix slag or fly ash with cement at the end of the process. Ground blast furnace slag is a by-product of steel manufacturing and fly ash results from the burning of coal in electric utility plants. These materials may improve certain characteristics of cement. Whether and how they are used depends on the physical and chemical characteristics of the slag or ash and the physical and chemical characteristics required of the cement being produced. These materials help lower our capital costs per tonne of cement produced. Their use is environmentally friendly since it increases cement supplies by recycling post industrial material that otherwise would be used as land-fill. Our ratio of slag and fly ash used in 2005 to produce cement to total cement produced increased to 15.0% from 13.2% in 2004. Use of these materials remains part of our long-term development strategy.

Sourcing and use of fuel optimization

We emphasize efficiency in our sourcing and use of fuel. When possible, we use improved plant designs (such as preheaters to heat raw materials prior to entering the kiln) and less costly fuel waste materials (e.g. tires, used oils) to decrease our dependency on more expensive fossil fuels. In 2005, fuel waste materials accounted for 9% of our worldwide cement manufacturing fuel consumption, with 74 of our cement plants using some form of fuel waste materials. The availability of fuel waste materials varies widely from region to region, and in particular between developed countries (where it is more plentiful) and growing markets (where it is less plentiful). In addition, many of our plants can switch between several fuels with minimal interruption in production, allowing us to benefit from lower cost fuels when available.

Manufacturing expertise

We have developed significant cement manufacturing expertise through our experience operating 122 cement production facilities worldwide. We strive to share our collective knowledge throughout the Group to improve our asset utilization, lower our production costs and increase the performance of our products. Through this culture of knowledge sharing, we seek to spread best production practices and employ benchmarking tools worldwide to drive superior performance and ongoing operating improvements.

Customers

In each of the major geographic regions in which we operate, we sell cement to several thousand customers, primarily concrete producers, pre-cast concrete product manufacturers, contractors, builders, municipal authorities and masons, as well as building materials wholesalers. Our cement is used in three major segments of the construction industry:

•

civil engineering projects;

•

residential and commercial construction and

•

renovation;

for a wide range of projects, such as offices, homes, dams, highways, tunnels, plants and airports.

Cement performance characteristics and the service requirements of our customers vary widely depending on the projects in which our cement is used, as well as the experience and expertise of our customers. We strive to meet our customers’ diverse requirements and to deliver differentiated solutions that enable them to create more value in their businesses.

LAFARGE 20-F - Annual Report 2005 - 22

Back to contents

Our customers generally purchase cement from us through current orders in quantities sufficient to meet their immediate requirements. Occasionally, we will enter into contracts to supply some or all of the cement required for a larger construction project over the life of the project or with certain purchasers to supply certain volumes of cement in their respective markets. However, backlog orders for our cement is normally not significant.

Markets

Cement industry

Historically, the cement industry has been globally fragmented, with most markets served by local producers. Beginning in Europe in the 1970s, the United States in the 1980s, and later continuing through Asia (outside China), the cement industry experienced significant worldwide consolidation. Today, there are a handful of multinational cement companies, including Lafarge and our major worldwide competitors: Holcim (Switzerland), Cemex (Mexico), HeidelbergCement (Germany) and Italcementi (Italy). These companies compete against each other and local producers in various markets around the world. New entrants to the industry face significant initial capital costs, since cement production is capital intensive: to construct a new 1 million tonnes annual dry process cement production line costs between 50 million euros and 160 million euros depending on the country in which it is located.

Cement markets

The world’s major cement markets are Western Europe, North America and Asia. We conduct substantial operations in each of these markets, along with other multinational cement companies and local cement producers. In more mature markets, a country’s cement demand generally follows the country’s level of infrastructure and construction spending, which in turn typically rises and falls in connection with that country’s economic cycles. Our worldwide diversification offers protection against dramatic regional swings in cement demand.

We believe the potential for long-term growth in the cement industry is greatest in the world’s growing markets, which we define as countries outside Western Europe and North America other than Japan, Australia and New Zealand. A country’s cement demand generally follows growth in per capita income, which generally correlates with changes in the country’s industrialization. As growing markets become industrialized, cement consumption tends to grow rapidly with increased expenditures on public works and housing. Because of the growth potential they offer, Lafarge has invested (and will continue to consider investment opportunities) in the world’s less mature, growing markets. In these markets, we sold 3,955 million euros and 3,411 million euros of cement during 2005 and 2004. These sales accounted for 48% and 46% of our total cement sales for each such year.

Location of cement plants and of cement markets

Cement is heavy and costly to transport over land. Consequently, the competitive radius of a typical cement plant for most common types of cement extends no more than 300 kilometers. However, cement can be shipped economically by sea and inland waterway over great distances, extending greatly the competitive radius of cement plants with access to waterborne shipping lanes. Thus, the location of a cement plant and the cost to transport the cement it produces through its distribution terminals bear significantly on the plant’s competitive position and the prices it may charge.

Cement quality and services

Price, however, is not the only basis on which cement is sold. The reliability of the producer’s supply, the quality of a producer’s cement, and the service and technical capabilities of the manufacturer also impact a cement producer’s competitive position. Thus, we strive to ensure consistent cement quality over time, to maintain a high degree and quality of support services, and to offer special purpose cements as a means to differentiate ourselves from our competitors.

Breakdown by geographic market

We produce and sell cement in those regions and countries listed in the tables below.

The following presentation shows the region’s percentage contribution to our 2005 cement sales in euros “by destination”, as well as the number of plants we operate, our cement production capacity and our approximate market share (measured by sales volumes) in each country as of or for the year ended December 31, 2005.

The approximate market shares have been calculated based on information and estimations contained in the Construction & Building Materials Sector report published by JP Morgan in August 2005 (the “JP Morgan Report”).

LAFARGE 20-F - Annual Report 2005 - 23

Back to contents

Western Europe (30.9% of Division sales for 2005)

	NUMBER OF		CEMENT PRODUCTION CAPACITY	APPROXIMATE MARKET SHARE
	CEMENT PLANTS	GRINDING PLANTS	(MILLION TONNES)	(%)
France	10	3	9.2	37
United Kingdom	8	-	7.8	45
Greece	3	--	10.0	53
Spain	3	1	5.3	10
Germany	3	-	3.4	10
Austria	2	-	1.9	28
Italy	2	-	1.2	3

Most Western European cement markets are mature. Consumption varies dramatically within the region, however, with Greece and Spain consuming much greater volumes per capita than France. The region as a whole consumed close to 205 million tonnes of cement in 2005, based on the JP Morgan Report estimations. We sold 31.9 million tonnes of cement in Western Europe in 2005, 32.0 million tonnes in 2004 and 30.6 million tonnes in 2003. The cement industry is highly competitive in all major Western European markets. A number of active local producers remain present despite the relative concentration of production among several multinational cement producers.

North America (21.5% of Division sales for 2005)

	NUMBER OF		CEMENT PRODUCTION CAPACITY	APPROXIMATE MARKET SHARE
	CEMENT PLANTS	GRINDING PLANTS	(MILLION TONNES)	(%)
United States	13	2	13.2	13
Canada	7	2	7.0	35

North America is a mature cement market. Sales are seasonal in Canada and much of the East Coast and Mid West as temperatures in the winter fall below minimum setting temperatures for concrete. The region as a whole consumed close to 135.3 million tonnes of cement in 2005, based on the JP Morgan Report estimations. We sold 21.2 million tonnes of cement in North America in 2005, 21.0 million tonnes in 2004 and 18.0 million tonnes in 2003. Approximately 12% of our cement shipments in North America were made to our Aggregates & Concrete Division. The cement industry is highly competitive in all major North American markets, with production generally concentrated among the major multinational cement producers.

LAFARGE 20-F - Annual Report 2005 - 24

Back to contents

Central and Eastern Europe (7.1% of Division sales for 2005)

	NUMBER OF		CEMENT PRODUCTION CAPACITY	APPROXIMATE MARKET SHARE
	CEMENT PLANTS	GRINDING PLANTS	(MILLION TONNES)	(%)
Poland	2	-	4.4	20
Romania	2	1	4.5	30
Moldavia	1	-	1.4	54
Russia	2	-	4.1	10
Ukraine	1	-	1.3	11
Serbia-Montenegro	1	-	2.0	50
Slovenia	1	-	0.6	38
Czech Republic	1	-	1.2	9

We believe that entry into the European Union of a number of countries in this region will influence positively their long-term growth prospects. The region as a whole consumed close to 93 million tonnes of cement in 2005, based on the JP Morgan Report estimations. We sold 11.2 million tonnes of cement in Central and Eastern Europe in 2005, 10.1 million tonnes in 2004 and 9.0 million tonnes in 2003. A portion of the cement and clinker production capacity of this region produced exports for sale to other regions. The cement industry is competitive in all major Central and Eastern European cement markets, with production spread across a variety of multinational, regional and local cement producers.

Mediterranean Basin (6.7% of Division sales for 2005)

	NUMBER OF		CEMENT PRODUCTION CAPACITY	APPROXIMATE MARKET SHARE
	CEMENT PLANTS	GRINDING PLANTS	(MILLION TONNES)	(%)
Jordan	2	-	4.6	90
Morocco	4	-	4.2	41
Turkey	4	4	5.2	8
Egypt	2	-	3.1	8

Many Mediterranean Basin cement markets have only recently opened up to competition after years of state ownership. We believe that growing markets in this region have high growth potential in the medium to long-term as they industrialize and urbanize. The region as a whole consumed close to 138.4 million tonnes of cement in 2005, based on the JP Morgan Report estimations. We sold 10.5 million tonnes of cement in the Mediterranean Basin in 2005, 9.7 million tones in 2004 and 9.9 million tonnes in 2003. A portion of the cement and clinker production capacity of this region produced exports for sale to other regions. The cement industry is competitive in all major Mediterranean Basin cement markets, with production spread across a variety of multinational, regional and local cement producers.

LAFARGE 20-F - Annual Report 2005 - 25

Back to contents

Latin America (6.1% of Division sales for 2005)

	NUMBER OF		CEMENT PRODUCTION CAPACITY	APPROXIMATE MARKET SHARE
	CEMENT PLANTS	GRINDING PLANTS	(MILLION TONNES)	(%)
Brazil	5	-	4.0	7
Chile	1	-	2.0	38
Venezuela	2	-	1.6	23
Ecuador	1	-	0.7	20
Honduras	1	1	1.3	55
Mexico	1	-	0.4	NS
French Antilles	-	3	1.0	100

Recent cement activity has been slow in many Latin American markets due to both political and economic uncertainties. Retail sales, mainly for individual construction use, account for much of the demand in several Latin American markets. The region as a whole consumed 98.3 million tonnes of cement in 2005, based on the JP Morgan Report estimations. We sold 6.9 million tonnes of cement in Latin America in 2005 following our entry into Ecuador, 6.0 million tonnes in 2004 and 6.2 million tonnes in 2003. The cement industry is competitive in all major Latin American cement markets, with production spread across a variety of multinational, regional and local cement producers.

Sub-Saharan Africa (13.8% of Division sales for 2005)

	NUMBER OF		CEMENT PRODUCTION CAPACITY	APPROXIMATE MARKET SHARE
	CEMENT PLANTS	GRINDING PLANTS	(MILLION TONNES)	(%)
South Africa	1	1	2.4	18
Zambia	2	-	0.7	91
Malawi	-	1	0.2	75
Tanzania	1	-	0.3	38
Zimbabwe	1	-	0.4	29
Kenya	1	1	2.0	60
Uganda	1	-	0.3	56
Nigeria	3	-	3.0	19
Cameroon	1	1	1.1	95
Benin	1	-	0.7	34

Political and economic uncertainties impact many of the markets in Sub-Saharan Africa from time to time, causing consumption in individual markets to fluctuate over time. Sub-Saharan Africa as a whole consumed 45.7 million tonnes of cement in 2005, based on the JP Morgan Report estimations and our internal analysis. We sold 12.8 million tonnes of cement in the countries where we are present in 2005, 12.4 million tonnes in 2004 and 11.2 million tonnes in 2003. Strong sales volume increase (approximately +10%) in our core markets was partially offset by lower sales to non-core markets. The cement industry is competitive in Sub-Sahara African cement markets, with production spread across a variety of regional and national cement producers.

LAFARGE 20-F - Annual Report 2005 - 26

Back to contents

Asia (13.9% of Division sales for 2005)

	NUMBER OF		CEMENT PRODUCTION CAPACITY	APPROXIMATE MARKET SHARE
	CEMENT PLANTS	GRINDING PLANTS	(MILLION TONNES)	(%)
China	11	4	12.9	2
South Korea	2	1	8.5	10
India	2	1	6.2	3
Malaysia	3	1	12.0	41
Philippines	6	2	6.5	32
Indonesia	1	-	0.0 *	3
* Our Banda Aceh, Indonesia, plant was severely impacted during the 2004 tsunami and is under reconstruction.

We believe that long-term growth prospects for the Asian region remain very favorable. The region as a whole consumed close to 1,345 million tonnes of cement in 2005, based on the JP Morgan Report estimations. We sold 28.7 million tonnes of cement in the region in 2005, 28.2 million tonnes in 2004 and 23.1 million tonnes in 2003. The cement industry is highly competitive in Asia, with production spread across a variety of regional and national cement producers. We are building a 1.2 million tonnes plant in northeastern Bangladesh at an expected total project cost of approximately 260 million euros, including other facilities and added installations. Our interest in this plant is held through a subsidiary which we hold through a 50/50 joint venture with Cementos Molins. We are also engaged in the construction of a cement grinding plant in Vietnam. In Japan, we hold a 39% indirect interest in Lafarge Aso Cement (accounted for by the equity method and therefore not included in the table above), which operates two plants with a combined capacity of 3 million tonnes. A number of national and  international cement producers are present on these markets, which are highly competitive.

Cement Trading Activities

We also manage worldwide cement trading activities, which are conducted primarily through our subsidiary Cementia Trading. They allow us to increase our international sales and explore new markets without investing the significant capital usually required to enter a market. They also allow us to balance our worldwide production capacities to meet changes in demand throughout the world. During 2005, Cementia Trading, purchased and sold approximately 11 million tonnes of cement and clinker. Our subsidiary Marine Cement acts mainly as an importer and distributor of cement in Reunion, the Seychelles and the Red Sea countries. Marine Cement sold approximately 2.4 million tones of cement in 2005, which it purchased from our own subsidiaries as well as third-parties.

Aggregates & Concrete

Aggregates, concrete and asphalt are, like cement, key components of construction projects throughout the world. Based on volumes sold in 2005, we believe that Lafarge is the second largest producer of aggregates and concrete worldwide. At the end of 2005, our consolidated businesses operated 567 aggregates quarries and 1,141 concrete plants in 27 countries and sold during the year approximately 240 million tonnes of aggregates and 39 million m3 of concrete. Our Aggregates & Concrete Division also produces pre-cast concrete products and asphalt in several markets, and provides road contracting and surfacing services.

We manage our aggregates, concrete and asphalt businesses in the same Division for a number of reasons:

•

the customer base is similar across these lines of products and services;

•

each product line generally serves local markets through large numbers of subsidiaries;

•

finally, it is generally efficient to produce concrete and asphalt at or close to our aggregate quarries, so we can pool management, equipment, services and marketing efforts, thereby reducing overall operating costs.

We are vertically integrated to varying degrees between our Aggregates & Concrete and Cement Divisions, and within our Aggregates & Concrete Division itself. In many of our markets, our Cement Division supplies substantial volumes of cement to our own concrete operations. Similarly, our aggregates operations supply a substantial volume of aggregates required for our concrete, asphalt and paving operations.

LAFARGE 20-F - Annual Report 2005 - 27

Back to contents

Products

Aggregates

Aggregates are used as raw material for concrete, masonry, asphalt and other industrial processes, and as base materials for roads, landfills and buildings. The primary aggregates we produce and sell are hard rock (usually limestone and granite), which we crush to various sizes for differing construction applications, natural sand and gravel, and to some extent, depending on the market, recycled asphalt and concrete. Aggregates differ in their physical and chemical properties, particularly as relates to granularity and hardness. Local geology determines the type of aggregates available in a given market and not all types of aggregates are available in all markets.

Concrete

Concrete is a blend of cement, aggregates, admixtures and water which hardens to form the world’s most used building material. We produce and sell a wide range of concrete and masonry mixes to meet our customer’s diverse needs. Tensile strength, resistance to pressure, durability, set times, ease of placing, workability under various weather and construction conditions are but a few of the characteristics that our customers consider when buying concrete. From the very basic to the cutting edge, we strive to offer as broad an inventory of concrete mixes as reasonably possible. Through our research and development resources, we attempt to develop concrete mixes for specific purposes. In recent years, we have developed new products such as: Agilia®, which offers superior coverage and filling abilities and self-leveling capability with enhanced durability and appearance; and Ductal®, a self-placing ductile concrete that can “bend” without breaking and which has approximately ten times the compressive strength of traditional concrete. In addition, in some markets we recently introduced decorative concretes through our Artevia Color™ series.

Asphalt and Paving

In North America and the United Kingdom, we also produce and sell asphalt for road surfacing and paving. Asphalt consists of 90-95% of dried aggregates mixed with 5-10% of heated liquid bitumen, a by-product of the oil refining process, that acts as a binder. In these markets, we also provide road contracting and surfacing services.

Production and facilities information

Aggregates

Aggregates production involves primarily blasting hard rock from quarries and then crushing and screening it to various sizes to meet our customer’s needs. Aggregates production also involves the extraction of sand and gravel from both land and marine locations, which generally requires less crushing but still requires screening to different sizes. The production of aggregates is heavy equipment intensive and involves the regular use of loaders, large haul trucks, crushers and other heavy equipment at our quarries.

We obtain our hard rock, sand and gravel from land that we either own or in which we have long term quarrying rights, and for which we have obtained applicable government permits allowing us to perform quarrying operations. Across our markets, we regularly search for new material reserves to replace depleting deposits well in advance of their exhaustion and we work to obtain necessary government permits allowing for the extraction of our raw materials. At December 31, 2005 we estimate that we have permitted reserves in our different markets in excess of 20 years for serving such markets at current production levels. Significant aggregate reserves also exist for which we have either not yet received or requested extraction permits.

Concrete

Concrete is produced by blending aggregates, cement, chemical admixtures in various ratios and water at concrete production plants and placing the resultant mixture in the drums of concrete trucks where it is mixed further and delivered to our customers. We obtain most of our concrete raw materials (e.g. cement and aggregates) from internal sources and purchase the remainder from other suppliers when necessary. Concrete is produced at low capital-intensive plants consisting of raw material storage facilities and equipment for combining the raw materials in the desired ratio and placing the mixture into concrete trucks. Most concrete production plants are fixed facilities, although we operate a number of portable concrete plants which we can locate at our customers’ (usually larger) construction sites if needed.

A myriad of concrete mix designs are possible to achieve the performance characteristics desired by our customers. Cement and aggregate chemistries may be varied, chemical admixtures may be added (such as retarding or accelerating agents) and other cementitious materials (such as fly ash or slag) may be substituted for portions of cement, all to adjust the concrete performance characteristics desired by the customer. Consequently, significant technical expertise and quality control are required to address the many construction issues our customers face, such as concrete setting time, pumpability, placeability, weather conditions, shrinkage and structural strength. Through our extensive research and development activities, we focus on supplying concrete that meets these various needs of our customers.

LAFARGE 20-F - Annual Report 2005 - 28

Back to contents

Because of concrete’s limited “setting” time, delivery logistics are key when selling concrete. Consequently, we have focused significant energies throughout our markets to ensure the cost efficient and timely delivery of our concrete.

Raw material prices vary considerably across the many markets in which we operate and generally account for approximately 70% of the costs to supply concrete. Cement generally accounts for over half of the raw material cost. Given the significantly high percentage of raw materials costs, we strive to adjust concrete mix designs to optimize our raw material usage. Delivery represents the next largest cost component, approximately 20% depending on the market.

Pre-cast concrete blocks, pavers and other products

These products are manufactured by pouring the proper type concrete into molds and compacting the concrete through pressure, vibration or a combination of the two. These products are normally produced and sold in standard sizes, which may vary from market to market.

Asphalt and Paving

As described above, asphalt is produced by blending aggregates with liquid bitumen at asphalt production plants. We obtain much of the aggregates needed to produce asphalt from internal sources and purchase the bitumen from third party suppliers. Bitumen is a by-product of petroleum refining, the price of which is tied to oil prices. Asphalt is produced at low capital-intensive plants consisting of raw material storage facilities and equipment for combining raw materials in the proper ratio under heat. Our asphalt plants range in output from 5,000 to 500,000 tonnes per year and are located in certain regions of North America and the United Kingdom. In conjunction with our asphalt production, we also provide road contracting and surfacing services in these regions, where we frequently have leading positions based on sales.

Customers

We sell our aggregates, concrete and asphalt primarily in local markets to thousands of unaffiliated customers throughout the world. Markets are local because of the high cost to transport these products over land and because most of these products are delivered via trucks. However, where our quarries have access to shipping lanes or railroads, we may ship aggregates over significant distances.

We sell aggregates primarily to concrete producers, manufacturers of pre-cast concrete products (pipes, curbs, building blocks, block pavers), asphalt producers, road contractors, masons and construction companies of all sizes. In some markets, we sell substantial volumes of aggregates for use in various industrial processes, such as steel manufacturing. We also use a significant portion of our aggregates to produce concrete and asphalt that we sell. We sell concrete primarily to construction and road contractors ranging from major international construction companies to small residential builders, farmers or do-it-yourself enthusiasts. We sell asphalt primarily to road contractors for the construction of roads, driveways and parking lots, as well as directly to state and local authorities.

Our customers generally purchase aggregates, concrete and asphalt through current orders in quantities sufficient to meet their immediate requirements, often through competitive bidding processes. Occasionally, we enter into agreements to supply aggregates to certain plants, which produce concrete, asphalt or pre-cast concrete products. These contracts tend to be fairly short term in nature and many are negotiated annually. Backlog orders for our aggregates, concrete and asphalt are normally not significant.

Markets

Description of markets and of our position in these markets

Most local aggregates, concrete and asphalt markets are highly fragmented and are served by any number of multinational, regional and local producers.

Globally the aggregates industry is in the early stages of consolidation. We face competition within our local markets from independent operators but also regional producers such as in the United States (i.e. Vulcan Materials and Martin Marietta Materials) and international players (i.e. Hanson and CRH). Industry consolidation is more advanced in the United Kingdom, where the top five producers account for approximately 75% of the market.

Barriers to enter the aggregates industry are high. Environmental and planning laws in many countries constrain new quarry development. Further, plant and equipment costs for a new quarry generally range from 2 million to 4 million euros (less than 500,000 tonnes quarry) to in excess of 45 million euros for a “super” quarry, excluding the cost of land and minerals rights. Consequently, aggregates prices are less price constrained, particularly in markets where there are limited reserves. However, substantial aggregates industrial capacity already exists in most markets and, to the extent new reserves are available for which permits can be obtained, only moderate capital investment is usually required for incumbent producers to bring additional aggregate sources into production.

LAFARGE 20-F - Annual Report 2005 - 29

Back to contents

We believe we have a strong competitive position in aggregates. Generally, our reserve positions are strong in most markets. Our worldwide experience permits us to develop, employ and refine performance programs through which we share and implement best practices relating to strategy, sales and marketing, manufacturing and land management. Also, we have a strong understanding of the needs of most of our aggregates customers since we are vertically integrated in their predominant lines of business. Finally, we believe that we have a reputation for responsible environmental stewardship and land restoration, which assists us in obtaining new permits more easily and encourages landowners to deal with us as the operator of choice.

Consolidation in the concrete industry is less pronounced and, as with aggregates, we face competition from numerous independent operators throughout our markets; however, we do compete with multinational firms such as Cemex plc, HeidelbergCement, Holcim, Hanson, CRH and Rinker internationally. Several of these competitors (i.e. Holcim, Cemex and CRH) have followed our strategy of vertically integrating from cement downstream into aggregates and concrete operations.

Low barriers to entry in the concrete industry, along with readily available and competitively priced raw materials enable competitors to quickly bring additional capacity to market, thereby tending to constrain concrete prices.

To improve our competitive position in local concrete markets, we try to cluster our plants to optimize our delivery flexibility, production capacity and backup capability. We evaluate each local market periodically and may realign our plants to maximize profitability when market demand declines or capacity rises too high. Recently, we increased our use of mobile plants in a number of markets to increase our flexibility in realigning plants in response to market changes and to meet customers’ needs. We have developed substantial technical expertise relating to concrete. Consequently, we can provide significant technical support and services to our customers to differentiate us from competitors. Also, as a consequence of this technical expertise, we recently developed several new products, such as Agilia® and Ductal®. Again, our worldwide experience permits us to further differentiate ourselves based on product quality and capability.

Like concrete, asphalt must be delivered fairly quickly after it is produced. Thus, the competitive radius of an asphalt plant is fairly limited and asphalt markets tend to be very local. Asphalt sales are, on the whole, made directly between the asphalt producer and the customer, with only very limited use of intermediate distributors or agents since prompt and reliable delivery in insulated vehicles is essential.

Location of our markets

A majority of our aggregates, concrete and asphalt operations are located in Western Europe and North America, where national demand generally moves in line with a country’s level of infrastructure and construction spending. It is not economical to ship aggregates over large distances and concrete and asphalt cannot be transported over distances that involve more than about one hour of traveling time. Consequently, markets for these products tend to be local in nature and while brand recognition and loyalty do play a role in sales of these products, local customers tend to choose producers based on location, quality of product, reliability of service and price. Furthermore, demand for aggregates, concrete and asphalt depends mostly on local market conditions, which can vary dramatically within and across a broader regional or national market.

Generally, we restrict our aggregates and concrete operations to markets where the nature and enforcement of applicable regulations provide a “level playing field”. We usually avoid countries where local operators have an unfair competitive advantage because they are not obliged to follow appropriate environmental and labor standards, since they either do not exist locally or are not enforced. Consequently, we are very selective in choosing the growing markets in which we wish to conduct our aggregates and concrete operations, selecting only those where the appropriate standards are in place.

Breakdown by geographic market

We produce and sell aggregates and concrete in those regions and countries of the world listed in the table below. The table shows the number of sites we operated at December 31, 2005 and the volume of aggregates and concrete our consolidated operations sold in 2005.

Volumes sold take into account 100% of volumes from fully consolidated subsidiaries and the consolidation percentage for proportionately consolidated subsidiaries.

LAFARGE 20-F - Annual Report 2005 - 30

Back to contents

REGION/COUNTRY	NUMBER OF INDUSTRIAL SITES		VOLUMES SOLD
	AGGREGATES	CONCRETE	AGGREGATES(MILLION TONNES)	CONCRETE(MILLION M3)
WESTERN EUROPE
France	133	262	46.7	7.3
United Kingdom	62	131	19.1	2.5
Spain/Portugal	15	125	9.8	3.6
Greece	4	21	2.3	1.4
Other	4	24	2.2	0.8
NORTH AMERICA
Canada	215	143	62.0	4.9
United States	74	164	73.2	6.9
OTHER
South Africa	21	48	6.1	2.0
Brazil	4	44	2.2	0.7
Chile	4	53	3.5	2.3
Malaysia/Singapore	2	49	1.0	3.2
Turkey	9	20	2.3	1.5
Other	20	57	9.5	1.9

In 2005, our asphalt operations produced and sold a total of 10.5 million tonnes in the United States, Canada and the United Kingdom.

Roofing

We manufacture and sell clay and concrete roof tiles designed to cover pitched residential and non-residential roofs, the predominant type of roof used in residential housing in Western Europe and North America. We also sell a variety of other roofing components used in the construction or renovation of pitched roofs and provide related services to customers who use our roofing products. Through our product offering, we offer complete roofing systems providing total roof solutions for our customers’ buildings.

Based on volumes sold, we believe we are the world’s largest producer of concrete and clay roof tiles and the leading manufacturer of chimney systems in Europe. At the end of 2005, our consolidated businesses operated 104 concrete tile production plants (with 557 million square meters maximum annual capacity), 25 clay tile production plants (with 41 million square meters maximum annual capacity) and 33 other plants where we produce chimneys and other roofing products. During 2005, we sold 124 million square meters of concrete roof tiles, 27 million square meters of clay roof tiles and 3.8 million meters of chimneys. We conduct industrial roofing operations in 35 countries, principally in Western Europe which accounted for 72% of our 2005 roofing sales, and through a joint venture in North America which accounted for 9% of our 2005 roofing sales. We are expanding into other regions — such as Asia Pacific — which accounted for 19% of our 2005 roofing sales.

Products

Roof tiles

We produce and sell a wide variety of clay and concrete roof tiles in many shapes, profiles, surfaces and colors. Through production and coating technology innovations, our tiles are designed to meet varying aesthetic, quality and durability demands, including improved dirt-repellant surfaces, longer color durability, more colors, and larger sizes designed to improve efficiency of installation.

Our concrete tiles range from uncoated tiles and classic red polymer coated tiles to premium tiles, designed to look like traditional clay tiles or like wood or slate shingles. Our clay tiles come in a variety of sizes (ranging from 10 to 60 tiles per square meter) and surfaces, including single colored tiles, multicolored tiles that appear aged, and premium-glazed tiles.

Sales of concrete and clay tiles accounted for approximately 48% and 18% of total Roofing Division 2005 sales, respectively.

LAFARGE 20-F - Annual Report 2005 - 31

Back to contents

Roofing components

We sell a wide range of complementary roofing products designed to cover all functional aspects of roof construction, including safety gratings, snow guard tiles, ventilation underlays, skylights and prefabricated roof elements. In addition, we also offer photovoltaic and solar thermal roof systems that generate electricity and warm water, respectively. Sales of such products accounted for approximately 20% of total Roofing Division 2005 sales.

Chimneys

We sell ready-to-install insulated ceramic chimneys (comprised of flue liners, insulation and blockstones), ceramic chimney ventilation systems and a wide range of complementary accessories. Our chimney products include multi-wall chimneys with cavity ventilation designed to prevent moisture damage and isostatic ceramic liners designed to withstand temperature variations. In the United Kingdom, we also sell steel chimney systems. We also offer accessories necessary to assemble chimneys on site, including flue gas connection to the boiler, cleaning doors, condensate handling, chimney coverage, glue, mortar and top cover plate, as well as chimney restoration products. Chimney and related product sales accounted for approximately 14% of total Roofing Division 2005 sales.

Production and facilities information

Concrete roof tiles

Concrete roof tiles are manufactured by extruding sand-based concrete mixes into molds or pallets, removing the tiles once dry and curing them for two to four weeks, after which they are ready to be installed. Surface textures and colors may be varied by adding additional layers to the weather side of the tile while in the mold. Our simple tiles are made with a single layer of concrete. More advanced tiles require additional layers.

To construct a new concrete tile plant costs between 4 million euros and 20 million euros depending on the location, capacity, degree of automation and product range. Raw materials (cement and sand) account for approximately 46% of the cost to produce concrete roof tiles, and we obtain such materials either from Lafarge or from outside suppliers. The cost of such raw materials historically has not been volatile. Direct labor, other fixed costs, depreciation and energy account for approximately 17%, 24%, 10% and 3%, respectively, of our concrete tile production costs.

Clay roof tiles

Clay roof tiles are manufactured by molding under pressure a mixture of natural clays and heating them in a tunnel kiln to approximately 900 – 1,100˚C. Different surface coatings are applied depending on the tile finish desired. The clay tile production process, which is used for the majority type of our new plants, requires significant capital investments (between 40 million to 50 million euros depending on plant location and capacity), but produces higher quality tiles in larger sizes.

The quality and delivered cost of clay is critical to the performance of clay tile plants. The cost of clay historically has not been volatile. We procure clay either from our own reserves or through long-term supply contracts extending over the expected life of the applicable plants. Clay accounts for approximately 15% of the cost to produce clay roof tiles, substantially less than the cost of raw materials for concrete tiles. However, energy costs are much higher (approximately 17% of total cost in 2005) because of the need to heat clay tiles in kilns. Direct labor, other fixed costs and depreciation account for approximately 23%, 27%, and 18%, respectively, of our clay tile production costs.

Roofing components

We manufacture or purchase from manufacturers a variety of roofing components, including safety gratings, snow guard tiles, ventilation underlays, skylights, and prefabricated roof elements. The production process for each is specific to the type of component manufactured.

Chimneys

Most of our ceramic chimney products consist of a simple blockstone reinforced with a three-layered product comprising a ceramic flue liner, mineral wool insulation and a light weight concrete blockstone. Our ceramic chimneys are produced either as single parts to be assembled by masons on site or as prefabricated story-high chimneys which can be mounted on site without specialists. Our metal-based chimneys are constructed mainly from stainless steel and small amounts of aluminum generally in the same manner as our ceramic chimneys. We have 22 chimney manufacturing plants, 5 in Germany and the remainder throughout Europe. We manufacture approximately 90% of our chimney products in our own factories.

We produce chimneys in 13 European countries (Austria, Belgium, Bosnia-Herzegovina, Croatia, Czech Republic, Denmark, Germany, Hungary, Ireland, Italy, Poland, Slovenia, United Kingdom) and have sales offices in 10 others: Finland, France, Norway, Romania, Russia, Slovakia, Sweden, Switzerland, Turkey and Serbia-Montenegro.

Customers

Our ultimate customers are private, corporate or public owners of residential and non-residential buildings, as well as house builders and developers in European, North American and Asian Pacific countries. These customers use our products in new-built and renovation projects for residential and non-residential buildings.

LAFARGE 20-F - Annual Report 2005 - 32

Back to contents

Additionally, we develop relationships with installers, architects, local governments, planners and housing associations to encourage them to specify our roofing products in the renovation or construction of homes when possible.

We sell our products primarily through merchants to roofing and building professionals, as well as homeowners. In some countries, a part of our sales goes directly to house builders. Our customers generally purchase our products from us through current orders in quantities sufficient to meet their immediate requirements, often through competitive bidding processes.

Markets

Description of markets and of our position in these markets

Diverse building traditions have developed across and within the markets in which we operate. In Europe, concrete and clay tiles dominate the pitched roof market, but the style of tile varies considerably between each country. Consequently, our tile plants tend to supply regional markets, which are defined by local design preferences and limited by the cost to transport tiles. In North America, low-cost, easily installed cladding materials dominate (e.g. asphalt shingles). Within all our roofing markets, producers compete primarily on a regional basis based on price, product quality and customer service.

Our principal European competitors for pitched roofing products are Etex, Imerys, Terreal, Wienerberger, Tondach Gleinstätten and Nelskamp, and for chimneys they are Poujoulat, Raab and Plewa. Our MonierLifetile joint venture is, we believe, the largest North American manufacturer of premium-quality concrete roof tiles in term of sales. Asphalt shingles dominate the North American market, however, with approximately 87% of the market, while concrete and clay tiles account for approximately 7%. The primary North American asphalt shingle manufacturers are Owens Corning, GAF and Certain Teed (Saint-Gobain). We do not compete in the North American chimney market.

Roofing product demand is linked to overall construction activity within a given region, population and demographic growth (measured by the number of households), economic development and growth in average household income and the willingness to spend this income for housing, as well as climate, government regulations (e.g. Spain’s requirement that all new buildings be equipped with solar technology), insurance requirements and availability and affordability of land for new construction. In general, roofing product demand in developing countries is driven by utility and durability, whereas aesthetics is more important in developed countries. Consequently, our roofing tiles compete against a variety of other roofing materials in the markets in which we operate: fiber cement and corrugated steel in low-end residential segments of growing markets, fiber cement and metal in the non-residential sector worldwide and slate in high-end residential segments in western Europe, slate and asphalt in the northeast United States.

Location of our markets

Approximately 72% of our total 2005 Roofing Division sales were made in Western Europe. Our four principal markets in Western Europe are France, Germany, Italy and the United Kingdom, but we also conduct operations in Austria, Belgium, Denmark, Finland, Ireland, Netherlands, Norway, Sweden and Switzerland. Renovation markets in Western Europe are relatively stable, but new home construction has been declining. We have seen a growing trend towards more expensive clay tiles versus concrete, given their greater decorative value, particularly in southern Europe, where they have traditionally been used and in parts of northern Europe, mainly Germany. Faced with declining concrete tile sales in several countries, we have closed certain older, less efficient and smaller scale plants, thereby reducing overall capacity and shifting remaining capacity to more efficient plants. We estimate that Western Europe consumed close to 113 million square meters of concrete tiles and 214 million square meters of clay tiles in 2005, based on internal and external research, and we sold approximately 57 million square meters of concrete tiles and 24 million square meters of clay tiles in Western Europe during 2005. The Roofing Industry is competitive in all major Western European markets with mostly national or regional producers and a few international producers.

North America accounted for approximately 9.0% of our total 2005 Roofing Division sales, most of which occurred in the southern part of the United States. We operate in North America through MonierLifetile, our 50/50 joint venture with Boral Limited of Australia. We believe that MonierLifetile is the largest manufacturer of premium-quality concrete roof tiles in the United States based on sales and volumes. We believe that North America consumed as a whole close to 111 million square meters of concrete tiles and 10 million square meters of clay tiles in 2005, based on internal and external researches. We sold approximately 24 million square meters of concrete tiles in the region during 2005. Our main competitors are Eagle, Hanson and Westile.

LAFARGE 20-F - Annual Report 2005 - 33

Back to contents

We continue to expand into Eastern and Central Europe. Our principal markets in this region are in the Czech Republic, Hungary, Poland, Russia and Slovakia, but we also conduct operations in Bulgaria, Croatia, Estonia, Slovenia and Romania and have sales offices in Bosnia-Herzegovina, Latvia, Lithuania, Serbia-Montenegro and the Ukraine. We also have been expanding into Asia, where we conduct operations in China, India, Indonesia, Japan, Malaysia, Philippines and Thailand. We operate one concrete tile plant in Turkey, three concrete tile plants in Brazil and a joint venture with Boral in Mexico. We also conduct substantial operations in South Africa, where we sold 6.6 million square meters of tiles in 2005. In 2005 two clay plants in Mexico, which were equity consolidated in prior years, became proportionately consolidated.

Our roofing products sales in growing markets totaled 277 million euros and 253 million euros during 2005 and 2004, respectively. These sales accounted for 18.3% and 16.9% of our total roofing products sales for each such year.

Breakdown by geographic market

The table below shows the regions and countries in which our principal roofing production plants are located as of December 31, 2005.

Number of plants

COUNTRY/REGION	CONCRETE TILES	CLAY TILES	ROOFING COMPONENTS METAL AND OTHER PRODUCTS	CHIMNEYS
Germany	11	5	4	5
United Kingdom	9	1	1	2
France	5	4	-	-
Italy	9	4	-	1
Other Western Europe	10	5	4	4
North America	13	-	-	-
Central & Eastern Europe	15	1	1	10
Mediterranean Basin	1	-	-	-
Latin America	3	2	-	-
Sub-Saharan Africa	6	-	1	-
Asia	22	3	-	-

Gypsum

Gypsum wallboard (also known as “plasterboard”) and other gypsum-based products (e.g. plaster, plaster blocks, joint compounds and related products such as metal studs and accessories) are used primarily to offer gypsum-based building solutions for constructing, finishing or decorating interior walls and ceilings in residential, commercial and institutional construction projects throughout the world, as well as for sound and thermal insulating partitions. Other gypsum-based products include industrial plaster (used for special applications such as moldings or sculptures) and self-leveling floor-screeds.

We believe, based on our experience in this industry, that we are the third largest manufacturer of gypsum wallboard worldwide, as measured by wallboard sold in 2005. At the end of 2005, our consolidated businesses operated the following number of plants throughout 23 countries: 36 wallboard plants (with an annual production capacity of approximately 993 million square meters), 39 other plants which produced primarily plaster, plaster blocks or joint compounds and 3 wallboard paper plants.

Products

Wallboard

Our predominant gypsum product is wallboard. We produce wallboard in a number of standard lengths, widths and thicknesses and with a variety of characteristics depending on the intended use of the board. We offer a full line of wallboard and finishing products: “standard” wallboard; wallboard designed for various decorative treatments; and wallboard for use in a variety of applications - e.g. sound and thermal insulating partitions, high humidity, fire retardant, water-resistant, sag-resistant and high traffic areas.

LAFARGE 20-F - Annual Report 2005 - 34

Back to contents

We regularly seek to expand and improve the range of our wallboard products. Our recently introduced SIGNA™ wallboard, a new generation wallboard with all four edges tapered, is designed to help installers achieve top quality finishes in many applications. In North America, we recently launched our Rapid Deco® Level 5™ Skim-Coated Drywall and Joint Finishing System, a simple and fast solution to certain performance, lighting and painting design issues. The Rapid Deco System allows installers to homogenize the appearance of installations by installing wallboard that is pre-coated with the same joint compound that is used to install the board. We have also recently added certain fireproofing plasters, ceiling tiles and our PLA-tec® tailor made gypsum board architectural components, which has shown much success with installers of complex architectural parts.

Other products

We also produce gypsum plaster, plaster block, joint compounds, metal studs, anhydrite binders for self-leveling floor screeds and industrial plasters, which are targeted to the construction and decorating industries. Sales of such products comprised approximately 30% of our Gypsum Division sales in 2005.

Production and facilities information

Gypsum wallboard exploits the crystalline structure of gypsum (calcium sulfate dihydrate - a naturally occurring mineral common in sedimentary environments), within which water molecules are physically locked. Wallboard is made by grinding and heating gypsum to release the trapped water molecules, mixing the residue with water to form a slurry, extruding the slurry between two continuous sheets of paper, and drying and cutting the resulting board into proper sizes. When drying, the slurry rehydrates into gypsum crystals, which interlock with each other and “grow” into the liner paper, giving the board three-dimensional strength. We use both naturally occurring gypsum and synthetic gypsum to produce wallboard. Synthetic gypsum is produced as a by-product of certain chemical manufacturing and electrical power production operations. Historically, the cost of each has not been volatile.

We use synthetic gypsum principally in some of our plants in France, Germany, the Netherlands, the United States, South Korea and China. To minimize transportation costs for gypsum, we try to locate our plants as close as reasonably possible to gypsum supply sources.

At the end of 2005, our consolidated businesses operated 19 gypsum quarries worldwide, including 12 in Western Europe. Certain of our plants have long-term supply contracts with third parties to supply natural gypsum. Generally, we procure synthetic gypsum through long-term contracts extending approximately 20 years, most of which contain one or more options to renew. Occasionally, depending on our supply needs and local market conditions, we contract over shorter periods. We believe our current supply of gypsum, both natural and synthetic, is adequate for present and foreseeable operating levels.

Paper and gypsum account for approximately 26% and 12%, respectively, of our wallboard production costs. We produce about half of our wallboard paper at our own mills in France and Sweden, and at one mill in the United States operated through a joint venture in which we have an interest. The major raw material for our paper is recycled paper fibers, the price of which is volatile as it is influenced by worldwide trading. Energy, labor and other costs accounted for approximately 23%, 16% and 23%, respectively, of our wallboard production costs in 2005.

Customers

We sell our gypsum wallboard products mostly to general building materials distributors, wallboard specialty dealers, lumber yards in the United States, decorating companies in growing markets and do-it-yourself home centers. In some markets, specifiers (such as architects) may impact which products are to be used to construct specific projects. We focus our marketing efforts on not only actual purchasers, but also those who may indirectly determine which materials are to be used.

Our customers generally purchase gypsum wallboard products from us through current orders in quantities sufficient to meet their immediate requirements. Our sales of wallboard and related products typically do not involve long-term contractual commitments and the amount of backlog orders is normally not significant.

Markets

Description of markets and of our position in these markets

Seven producers hold approximately 80% of today’s worldwide wallboard market. These companies are BPB(1), Georgia Pacific, Knauf, Lafarge, National Gypsum, U.S. Gypsum Corporation and Yoshino. These companies operate gypsum wallboard plants and usually own the gypsum reserves they use to produce their wallboard.

LAFARGE 20-F - Annual Report 2005 - 35

Back to contents

The gypsum wallboard industry is highly competitive. Because wallboard is expensive to transport and does not travel well in large quantities, producers compete on a regional basis, primarily based on price, product range, product quality and customer service. Our largest competitors in Western Europe are BPB (a Unit of Saint-Gobain) and Knauf, and in the United States they are BPB (a Unit of Saint-Gobain), Georgia Pacific, National Gypsum and U.S. Gypsum Corporation.

Wallboard demand is closely linked to the gross national product of the country in which it is sold and to the type of construction methods employed within that country. Demand is generally higher in the United States, Japan and Australia where “drywall” construction methods are commonly used (with steel or wood structures) and lower in Western Europe where “wet walls” construction methods are commonly used (i.e. masonry, stone and brick). “Dry” countries consume on average between 4 and 10 square meters per person annually, while “wet” countries consume on average between 1 and 4 square meters per person annually. We believe that original construction accounts for approximately 60% of our wallboard sales in our major markets, with renovation activities accounting for the balance.

We believe the potential for long-term growth in the wallboard industry is greatest in the world’s growing markets, which we define as countries outside Western Europe and North America other than Japan, Australia and New Zealand. We have focused significant efforts to expand our gypsum operations in such markets.

However, we sold most of our volumes in Western Europe and North America.

Breakdown by geographic market

Our primary markets for wallboard and related products are Western Europe and North America. The following presentation shows for each of these regions the percentage contribution to our 2005 Gypsum Division sales in euros, the countries in which we operate, the number of plants we operate and our wallboard production capacity in each country as of December 31, 2005.

Western Europe (51.8% of Division sales for 2005)

	WALLBOARD		OTHER PRODUCTS
	NUMBER OF PLANTS	PRODUCTION CAPACITY(MILLION M2)	NUMBER OF PLANTS
France	4	129	18
Germany/Netherlands	5	129	3
Other	2	76	3

In 2006 we will start the construction of a new wallboard plant in the United Kingdom with an annual capacity of 25 million square meters. In Spain we have a minority interest in a wallboard plant and three plaster plants.

Western Europe is the second largest worldwide regional wallboard market. In most Western European wallboard markets the drywall solutions have replaced traditional construction modes (brick and mortar/plaster); Spain and Italy are still in the substitution process. Technical performance of products and systems plays a critical role in this market. The region as a whole consumed close to 1.1 billion square meters of wallboard in 2004, based on our estimates. We sold 273 million square meters of wallboard in Western Europe in 2005, 266 million square meters in 2004 and 246 million square meters in 2003. The wallboard industry is competitive in all major Western European markets, with production generally concentrated among the major multinational wallboard producers.

LAFARGE 20-F - Annual Report 2005 - 36

Back to contents

North America (22.4% of Division sales for 2005)

	WALLBOARD		OTHER PRODUCTS
	NUMBER OF PLANTS	PRODUCTION CAPACITY(MILLION M2)	NUMBER OF PLANTS
United States	4	223	1
Canada	1	12	1

We are upgrading and doubling the capacity of our Buchanan, New York, wallboard plant to 60 million square meters, at an estimated cost of 60 million euros. The renovation is expected to be completed in mid-2006. In 2006, we will begin an investment of approximately 90 million euros to expand the capacity of our wallboard plant in Silver Grove, Kentucky. The new wallboard line will increase the annual capacity of the plant to 150 million square meters.

North America is the largest worldwide regional wallboard market. North American wallboard markets are mature. The region as a whole consumed close to 3.5 billion square meters of wallboard in 2004, based on our estimates. We sold 213 million square meters of wallboard in North America in 2005, 202 million square meters in 2004 and 194 million square meters in 2003. The wallboard industry is competitive in all major North American markets, with production generally concentrated among the major national wallboard producers and two multinational producers: BPB (a Unit of Saint-Gobain) and Lafarge.

Other Markets (25.8% of Division sales for 2005)

We conduct wallboard and related operations in Poland, Ukraine, Romania and Morocco. In Romania, starting in 2006 Lafarge will triple its production capacity to support market expansion. In Ukraine a plant with plasterboard capacity of 15 million square meters, extendable to 30 million square meters, and 40,000 tonnes of gypsum capacity will be constructed in 2006.

In Turkey, through a joint venture with Dalsan Insaat, we operate a wallboard plant and a construction plaster plant near Ankara. Together, we intend to build a new wallboard plant in Istanbul and double the plaster production capacity in Ankara. In January 2006 we signed an agreement, subject to administrative clearance, to sell the shares of another joint venture, which operates a quarry and production facilities near Istanbul.

In South Africa, Lafarge is building a plasterboard plant with a capacity of 15 million square meters, in addition to its existing manufacture of gypsum components.

In Algeria, Lafarge intends to build a plaster plant with a capacity of 150,000 tonnes. In Saudi Arabia, Lafarge has signed a joint venture agreement with local players to become the leader in gypsum production, and build a new plaster pant with a capacity of 150,000 tonnes.

In Australia, we operate two wallboard plants with a combined annual capacity of approximately 36 million square meters.

In Latin America, through companies we control jointly with the Etex Group, we operate one wallboard plant in each of Argentina, Brazil and Chile and a plaster plant in each of Brazil and Chile. In Mexico, Lafarge recently signed a joint venture agreement with majority partner Comex, to build a wallboard plant and establish a leadership position in the plasterboard market in the country.

In Asia, we conduct gypsum wallboard and related operations through a 50/50 joint venture with Boral Limited, which we manage jointly. In 2004, our interest in the venture increased to 50% when we bought out our minority financial partners. At the end of 2005, the joint venture’s wallboard capacity in the region was 292 million square meters. The joint venture operates three wallboard plants in South Korea, three in China, one in Malaysia, two in Thailand and two wallboard plants and a metal stud plant in Indonesia. The joint venture intends to build a new wallboard plant in China, which should increase its annual capacity in China to more than 70 million square meters annually. It will also double the capacity of its Dangjin plant in South Korea to 75 million square meters. The joint venture has started the construction of a plasterboard plant in the Ho Chi Minh City area of Vietnam. This plant will be the first plasterboard plant to be built and operated in Vietnam.

Our wallboard and related products sales in growing markets totaled 317 million euros and 286 million euros during 2005 and 2004, respectively. These sales accounted for 21.4% and 21.1% of our total wallboard and related products sales for each such year.

LAFARGE 20-F - Annual Report 2005 - 37

Back to contents

3.4 Organizational structure

See Note 38 to our consolidated financial statements for more information on our principal subsidiaries, including their full legal name and country of incorporation.

Lafarge S.A. is a holding company. We conduct our operations through over 1,000 direct and indirect majority owned subsidiaries and approximately 280 companies in which we have an equity participation. We have a large number of operating companies because our businesses are local in nature, we have installations in 76 countries and because we conduct operations through four Divisions.

Lafarge S.A.’s relationship with its subsidiaries

Lafarge S.A.’s relationship with its subsidiaries includes a financial component and an assistance component.

The financial component covers the repatriation of dividends from subsidiaries, the financing by Lafarge S.A. of most of subsidiaries’ operations and the pooling of cash generated by subsidiaries where possible.

At December 31, 2005, Lafarge S.A. held approximately 72% of the Group’s debt. Lafarge S.A. has access to short-term and long-term financial markets and large banking networks and provides financing to its subsidiaries through inter-company loans. To fund such loans, we draw primarily on our Euro Medium Term Note program for medium to long-term financings and related Commercial Paper program for short-term financings.

If we cannot obtain financing through these programs in a subsidiary’s local currency, we finance locally to ensure the subsidiary’s operations are financed in the relevant local currency. Also, certain of our subsidiaries in North America, which have minority shareholders, can access financial markets on their own, and, thus, obtain and carry their own financings.

For those subsidiaries for which it is possible (most subsidiaries located in the euro zone, the United Kingdom and Switzerland), Lafarge S.A. uses a cash pooling program through which cash generated by such subsidiaries is consolidated and managed by Lafarge S.A. in connection with the financing of the subsidiaries’ operations.

The assistance component relates the supply by Lafarge S.A of an administrative and technical support to the subsidiaries of the Group. Lafarge S.A also grants rights of use of its brands, patents and its industrial know-how to its various subsidiaries. The activity of research and development is managed by Lafarge Centre de Recherche (LCR). Regarding the Cement Division, the technical support services are done by the various technical centers of the Group.

These various services and licenses of use are charged to subsidiaries under franchising contracts, support contracts or brand licenses.

Group relationship with minority shareholders of its subsidiaries

Beyond some of our subsidiaries which have a broadly dispersed public minority shareholder base, certain others have industrial or financial partners, governmental entities, prior employees or prior owners as minority shareholders. Occasionally, such minority shareholders are required by local laws or regulations (e.g. in the case of a partial privatization). Other times, we have partnered with them to share our business risk. We often have entered into shareholder agreements with such minority shareholders, which agreements contain board membership or other similar provisions, shareholders’ information rights and control provisions. Approximately 18% of our consolidated revenues and 20% current operating income is derived from subsidiaries that are subject to such agreements. We have not recently experienced any difficulties in managing these subsidiaries vis-à-vis our partners, which could present a risk to our financial structure.

Certain of these shareholder agreements contain exit provisions to the benefit of our minority shareholders that can be exercised at any time, at certain fixed times or in specific instances, such as a continuing disagreement between Lafarge S.A. and the shareholder or a change in control of the relevant subsidiary or Lafarge S.A. In particular, our shareholder agreements relating to our cement operations in Morocco and Egypt, our gypsum operations in Asia and our roofing business in North America (the last two being joint ventures with the Boral Group) contain provisions that enable our partners to buy back our shareholding in these businesses in case of a change in control of Lafarge S.A.

See Note 27 to our consolidated financial statements for more information on put options on shares of subsidiaries.

3.5 Environment

Our operations involve the use, release, discharge, disposal and clean up of substances regulated under regional, national and local environmental laws and regulations, as well as compliance with laws and regulations governing land use and the rehabilitation of exploited quarries.

LAFARGE 20-F - Annual Report 2005 - 38

Back to contents

Such laws and regulations impose increasingly stringent environmental protection standards for industrial operations such as ours and expose us to an increased risk of substantial costs and liabilities arising from environmental matters.

We encourage our worldwide operations not only to respect local environmental laws, but also to meet internal standards relating to the use of non-renewable resources and the generation and discharge of materials from our operations. We encourage our subsidiaries to be proactive regarding environmental matters and to cooperate with regulatory authorities to evaluate the costs and benefits of proposed regulations. We maintain a Group wide environmental program designed to monitor environmental matters and maintain compliance with applicable laws, regulations and standards.

In recent years, we have participated in a number of environmental initiatives. In 2000, we entered into a voluntary environmental conservation partnership with the World Wildlife Fund (“WWF”), and became a founding member of its Conservation Partner program. This partnership was renewed in 2005. Under the renewed agreement, we will continue working on climate change under the framework of our voluntary commitment to reduce our worldwide CO2 emissions by 20% per tonne of cement produced worldwide over the period 1990-2010. Our teams will also work on biodiversity issues, on persistent pollutants and on the development of sustainable construction initiatives.

We are currently involved in the remediation of certain contaminated properties (at most of which the contamination occurred before we acquired the properties). Based on current information, we do not believe such activities will have a material adverse effect on our financial condition or results of operations.

In 2003, the European Union adopted a directive implementing the Kyoto Protocol on climate change. This directive established a CO2 emissions trading scheme in the European Union: within the industrial sectors subject to the scheme, each industrial facility is allocated a certain amount of CO2 allowances. Industrial operators who keep their CO2 emissions below the level of allowances granted to their facilities can sell their excess allowances to operators, which have emitted more CO2 than the allowances they were initially granted. Another provision allows European Union companies to use credits arising from investments in emission reduction projects in developing countries to comply with their obligations in the European Union.

The Emissions Trading directive came into force on January 1 2005, and each Member State issued a National Allocation Plan (NAP) defining the amount of allowances allocated to each industrial facility. These NAPs were then approved by the European Commission.

The Emissions Trading Directive and its provisions apply to all our cement plants in the European Union and, to a lesser extent to our Roofing and Gypsum operations. We are operating cement plants in 10 out of the 25 European Union Member States. Allowances that were allocated to these facilities represent some 25 million tonnes of CO2 per year over the 2005-2007 period. Based on our production forecasts, these allowances should cover our needs on a consolidated basis, that is to say after trading allowances between our countries with a deficit and countries with an excess of CO2 allowances. At the end of 2005, we had a small surplus of allowances that we sold on the market.

In 2005, our capital expenditures and remediation expenses for environmental matters were not material to our financial condition, results of operations or liquidity, nor were environmental liabilities recorded at December 31, 2005. However, our expenditures for environmental matters generally have increased over time and are likely to increase in the future. Because of the complexity of environmental laws, differing environmental requirements throughout the world, and uncertainties surrounding environmental compliance, permitting, technology and related matters, we cannot predict whether capital expenditures and remediation expenses for future environmental matters will materially affect our financial position, results of operations or liquidity.

3.6 Insurance management

The Group’s general policy in insurance matters is predicated on three principles:

•

implement an active loss prevention plan for the protection of our assets;

•

retain exposure to frequency risks through self-insurance and captive insurance techniques and transfer only severity risks to the insurance and reinsurance markets (special attention is paid to the financial strength of these market participants);

•

cover under Group-wide policies subsidiaries in which the Group owns a majority shareholding, subject to local regulatory constraints and specific geographical exclusions.

LAFARGE 20-F - Annual Report 2005 - 39

Back to contents

Two insurance programs have been implemented within the Group, one covering Lafarge North America Inc. and the other covering operations in the rest of the world.

Insurance policies excluding Lafarge North America Inc.

The main insurance programs in Europe, Africa, Latin America and Asia primarily cover property risks (fire, explosion, natural events, etc.), machinery breakdown and ensuing business interruption. Assets are insured at their actual cash value. The largest sites are assessed in advance by independent appraisers to establish the asset values covered. They vary significantly depending on the Division. Total insured value amounts to 16.5 billion euros. Loss control engineers evaluate potential losses for the largest sites. The highest “probable maximum loss” stands at 112 million euros, an amount for which we are covered.

Different sub-limits on coverage have been introduced into the insurance market, particularly for natural events. The Property Damage Group’s policy carries a limit of 75 million euros per year and per event for earthquakes. A specific sub-limit applies in certain higher-risk countries, including Australia, China, Greece, Indonesia, Italy, Japan, Kenya, Malawi, Mexico, the Philippines, Serbia, Slovenia, Tanzania, Turkey, the U.S., Venezuela and Zambia. In Indonesia, this sub-limit stands at 50 million euros per event. The Group property damage program is renewed each July 1. Following the earthquake and tsunami on December 26, 2004, which very seriously affected our plant located in the Aceh province (Indonesia), the Group reinstated the Natural Events coverage on the same terms and conditions as prior to the disaster. In addition, this disaster claim is a substantial and complex claim and settlement is still currently under discussion with underwriters.

The risk of business interruption caused by a damage to an insured property is generally considered to be relatively low. Given the size of our manufacturing network in most countries and within each business, we are generally in a position to continue our operations with minimal delay. Business interruption risk is generally insured by our subsidiaries, with a deductible of five days following a direct damage and fifteen days following a machinery breakdown and a maximum coverage period of 12 months. Furthermore, the continued operation of our plants is not dependent on any particular supplier or sub-contractor.

Lastly, the loss control program continued along the same lines as in previous years. A total of 62 site inspections were carried out during 2005 by qualified loss prevention engineers.

Public liability, product liability, directors and officers liability and environmental Impairment policies are the main casualty-related policies. They cover amounts commensurate with the nature of our business activities, the countries in which we operate, our loss experience and the available capacity of the insurance market.

The Group has two captives:

•

one reinsurance captive, which was set up in 2000, covers the frequency risk of the Group’s subsidiaries. The risk retained by this captive stands at 2 million euros per casualty claim for general and product liability, and 5 million euros per property damage claim;

•

the other is a direct insurance captive, which was set up in 2004. It covers Property Damage risks of main subsidiaries within the European Union (EU countries prior to May 2005) and assets located in the USA in particular former Blue Circle plants.

The captive which originated from the former Redland and Blue Circle activities had its portfolio transferred to the Group’s main reinsurance captive in August 2005.

The total cost of the Group’s insurance programs, including the risks self-insured via the captives, amounted to 3.30 per thousand of the insured turnover, representing a reduction of 7% compared with the previous year.

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

We also purchase commercial insurance for our risks associated with workers compensation, auto liability and general liability exposures. The deductibles on this coverage range from $1 million to $5 million per claim. The captive insurance companies are used to fund losses below these amounts. We maintain other insurance programs as appropriate. We believe the insurance programs, policy limits and deductibles are appropriate for the risks associated with our business and in line with coverage available in the market.

LAFARGE 20-F - Annual Report 2005 - 40

Back to contents

3.7 Intellectual property

Lafarge has a diverse portfolio of intellectual property rights including patents, trademarks, domain names and registered designs, which are used as a strategic tool in the protection of its business activities. The Group’s Intellectual Property (IP) department aims to enhance the value of this intellectual property by coordinating, centralizing and establishing our title through patents, trademarks, copyright and other relevant laws and conventions and by using legal and regulatory recourse in the event of infringement of the rights by a third party.

The Group’s IP department has evolved during 2005, reflecting Lafarge’s increased commitment to innovation. The Group’s IP department represents each Division, thereby implementing a common intellectual property policy across the Group. In 2005, the Lafarge intellectual property portfolio has grown considerably due to product development efforts, in particular, with a significant increase in the submission of patent applications, trademark and domain name registrations.

The Group’s IP department is also in charge of protecting the Group’s Trade Name and implementing the necessary legal recourse against third party unauthorized use of the Lafarge name. 2005 has seen a marked increase in the illegal use of the Lafarge name in various countries for example, China, and an IP enforcement policy has been put in place with the appropriate Divisions and business units in order to best protect their business interests.

The use of, and access to, the Group’s intellectual property rights are governed by the terms of industrial franchise agreements. The procedure implemented during 2004 to replace the former royalty agreements with revised industrial franchise agreements, which provide a series of licenses to our subsidiaries, permitting the use of intangible assets developed by the Group (such as know-how, trademark, trade name, patents and best practices), has continued during 2005.

LAFARGE 20-F - Annual Report 2005 - 41

Back to contents

4 Operating and Financial Review and Prospects

LAFARGE 20-F - Annual Report 2005 - 42

Back to contents

4.1 OVERVIEW

44

Summary of our results for 2005

44

Recent events

44

Seasonality

44

Critical accounting policies

45

Effects on our reported results of changes in the scope of our operations and currency fluctuations

46

Reconciliation of our non-GAAP financial measures

47

4.2 SALES AND CURRENT OPERATING INCOME

49

Consolidated Sales and Current Operating Income

49

Sales and Current Operating Income by Division

51

Cement

51

Aggregates & Concrete

56

Roofing

59

Gypsum

61

Other (including holdings)

63

4.3 OPERATING INCOME AND NET INCOME

63

4.4 LIQUIDITY AND CAPITAL RESOURCES

65

Net cash provided by operating activities

65

Net cash (used in) investing activities

65

Net cash (used in) provided by financing activities

66

Level of debt and financial ratios at December 31, 2005

67

Cash surpluses

68

Effect of currency fluctuations on our results and balance sheet

69

4.5 CONTRACTUAL AND CONTINGENT COMMITMENTS

69

4.6 MARKET RISKS

70

Foreign Currency Risk

71

Interest Rate Risk

71

Interest Rate Sensitivity

71

Exchange Rate Sensitivity

72

Counterparty risk

73

4.7 RESEARCH AND DEVELOPMENT

73

4.8 TREND INFORMATION

74

LAFARGE 20-F - Annual Report 2005 - 43

Back to contents

The discussion in this Chapter 4 should be read in conjunction with our consolidated financial statements prepared in accordance with IFRS, which are included elsewhere in this Report.

IFRS differs in some respects from accounting principles generally accepted in the United States of America (“U S. GAAP”). A description of the main differences between U.S. GAAP and IFRS is set forth in Notes 36 and 37 to our consolidated financial statements.

Each of our Divisions, as well as our “Other” activities, constitutes a “business segment” for purposes of reporting our results of operations.

4.1 Overview

Summary of our results for 2005

In 2005, we continued the pace of solid growth in our existing operations.

Sales increased by 10.6% compared to 2004 and current operating income increased by 7.1%. In the majority of our markets, we were able to absorb the impact of a record rise in energy costs by successful price increases.

Current operating income(1) recorded solid growth in Cement, Aggregates & Concrete and Gypsum, while the current operating income of Roofing decreased, particularly affected by the German construction market.

Net income Group share increased by 4.8% compared to 2004, despite the impact of a higher effective tax rate.

At the end of 2005, we benefited from a solid financial structure. At December 31, 2005 our net debt to equity ratio had improved significantly at 59% compared to 70% at year-end 2004, and our cash flow from operations to net debt ratio remained stable year on year at 31%(2).

We made significant efforts to ensure compliance with the internal control standards of the Sarbanes-Oxley Act (Section 404) for the first time at the end of 2005. We consider this initiative to be a major improvement to further enhance the quality of our internal control and the efficiency of our processes.

In Cement, the construction of additional capacity in China, Bangladesh, Mexico, Morocco and Vietnam progressed in 2005 according to plan. This new capacity should be operational in 2006. With the creation of the Lafarge Shui On Joint venture in China, in November 2005, we have established a key strategic alliance which enables us to be active in areas of strong economic growth in China.

In Aggregates & Concrete, in addition to continuing to strengthen our position in our major markets, North America and Western Europe, we strengthened our position in growing markets. These markets have again in 2005 significantly increased their contribution to Division results.

In Roofing, which was particularly affected by the weak German construction sector, we made new restructuring efforts. To strengthen our strategy of product innovation and increase our proximity to customers in France, we started the construction of a new plant in Limoux (Aude), completed the modernization of our Marseilles plant and decided to enhance our industrial position in the Champagne-Ardennes region of northern France with the construction of a new production unit for clay roofing tiles.

In Gypsum, two consecutive years of strong improvements in results have confirmed the success of our strategy. In 2005, we decided to further expand our production capacity in selected markets, such as the United States, the United Kingdom and Asia.

Recent events

We have recently filed with the U.S. Securities and Exchange Commission an offer to purchase in cash the remaining 46.8% minority stake in Lafarge North America Inc. that we do not own at a price of $75 per share, representing a total transaction value of approximately $3.0 billion. The transaction also includes an offer to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc, a subsidiary of Lafarge North America Inc. In 2005 and 2004, Lafarge North America Inc. minority interests in our consolidated statement of income accounted for 98 million euros and 113 million euros, respectively. With respect to our consolidated balance sheet, if consummated, this transaction would increase our indebtedness by approximately 2,5 billion euros equivalent with a corresponding increase in our goodwill and decrease in minority interests.

See Section 8.4 (Material Contracts) and Note 35 (Subsequent events) to our consolidated financial statements for more details on this offer and its financing terms.

Seasonality

Demand for our cement, aggregate and concrete and roofing products is seasonal and tends to be lower in the winter months in temperate countries and in the rainy season in tropical countries. We usually experience a reduction in sales on a consolidated basis during the first quarter, reflecting the effect of the winter season in our principal markets in Western Europe and North America, and an increase in sales in the second and third quarters, reflecting the summer construction season.

(1) “Current Operating Income” was previously identified as “Operating Income on Ordinary Activities”. (2) See Section 4.1 (Overview - Reconciliation of our non-GAAP financial measures).

LAFARGE 20-F - Annual Report 2005 - 44

Back to contents

Critical accounting policies

We prepare the consolidated financial statements of Lafarge in conformity with IFRS. We also prepare a reconciliation of our consolidated financial statements to U.S. GAAP. The Notes to our consolidated financial statements summarize the significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results.

See Note 2 to our consolidated financial statements for more information on the significant accounting policies we apply under IFRS and Notes 36 and 37 for a description of the principal differences between IFRS and the U.S. GAAP as they relate to Lafarge.

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

Impairment of Goodwill

In accordance with IAS 36, “Impairment of Assets”, the net book value of goodwill is reviewed at least annually, during the second half of the year, to take into consideration factors that may have affected the assets value and recoverability.

For the purposes of the test, the Group’s net assets are allocated to Cash Generating Units or reporting units (CGUs). Our four Divisions are considered to be our four reporting/operating segments, each comprised of multiple CGUs. Our CGUs represent businesses that are one level below the reporting/operating segment and, generally, perform one of our four activities in a particular country. The CGU is the level used by the Group to organize and present activities and results in its internal reporting.

In its goodwill impairment test, the Group uses a combination of a market approach (fair value) and an income approach (value in use). In the market approach, we compare the carrying value of our CGUs with multiples of their current operating income before depreciation and amortization. For CGUs presenting an impairment risk according to the market approach we then use the value in use approach. In the value in use approach, we estimate the discounted value of the sum of the expected future cash flows. If the carrying value of the CGU exceeds the higher of the fair value or the value in use of the related assets and liabilities, the Group records an impairment of goodwill (in “other operating expenses”).

Evaluations for impairment are significantly impacted by estimates of future prices for our products, the evolution of expenses, economic trends in the local and international construction sector, expectations of long-term development of emerging markets and other factors. This also depends on the discount rates and perpetual growth rates used. The Group has defined country specific discount rates for each of its CGUs based on their weighted-average cost of capital.

In some cases, the Group uses a third party valuation as part of its impairment test.

See Note 9 to our consolidated financial statements for more information on Goodwill.

Pension Plans and Other Postretirement Benefits

The accounting for pension plans and other postretirement benefits requires us to make certain assumptions that have a significant impact on the expenses and liabilities that we record for pension plans, end of service indemnities, and other post employment benefits.

The main defined pension plans and other postretirement benefits provided to employees by the Group are in the United Kingdom and North America (the United States of America and Canada). The related projected benefit obligations as of December 31, 2005 represent 59% and 24%, respectively, of the Group’s total obligations in respect of pension plans, end of service indemnities and other post employment benefits.

See Note 23 to our consolidated financial statements for more information on the primary assumptions made to account for pension plans, end of service indemnities and other post employment benefits.

The expected long-term rate of investment return on pension plan assets is based on historical performance, current and long-term outlook and the asset mix in the pension trust funds. The discount rates reflect the rate of long-term high-grade corporate bonds.

LAFARGE 20-F - Annual Report 2005 - 45

Back to contents

The 2005 pension plans, end of service indemnities and other post employment benefits expenses are impacted by the year-end 2004 assumptions for the discount rate and the expected return rate on assets (pension plans only). For North America and the United Kingdom, if the 2004 discount rate assumption had been lowered by one percent, the 2005 pension plan and other postretirement benefit expenses would have increased by approximately 22 million euros, partially offset by an increase in the value of bonds held by pension trust funds. If the 2004 long-term rate of investments on pension plan assets assumption had been lowered by one percent, the 2005 pension and other benefit plans expenses would have increased by approximately 29 million euros.

The pension and other postretirement benefit obligations are impacted by the 2005 discount rate. The impact of decreasing the discount rate assumption by one percentage point as of December 31, 2005 for the valuation of the most significant benefit plans located in the United Kingdom and North America would have been to increase the total benefit obligation by approximately 633 million euros.

Because of the typically long-term nature of the Group’s obligations in respect of its main post employment benefit schemes, and the short-term volatility of financial markets, which has an impact on both the discount rate used and actual investment returns obtained, Group accounting standards require recognition of any differences between the expected and actual investment returns, as well as any impact of a modification of discount rates used, over the expected remaining active life of beneficiaries.

Environmental costs

Costs that result in future economic benefits, such as extending useful lives, increased capacity or safety, and those costs incurred to mitigate or prevent future environmental contamination are capitalized. Environmental costs are expensed as incurred. When the Group determines that it is probable that a liability for environmental costs exists and that its resolution will result in an outflow of resources, an estimate of the future remediation is recorded as a provision without the offset of contingent insurance recoveries (only virtually certain insurance recoveries are recorded as an asset in the balance sheet). When the Group does not have a reliable reversal time schedule or when the effect of the passage of time is not material, the provision is calculated based on undiscounted cash flows.

The other environmental costs are accounted for in charges when they occur.

See Note 24 to our consolidated financial statements

Site restoration

When the Group is legally, contractually or constructively required to restore a quarry site, the estimated costs of site restoration are accrued and amortized to cost of sales on a units-of-production basis over the operating life of the quarry. The estimated future costs for known restoration requirements are determined on a site by site basis and are calculated based on the present value of estimated future costs.

See Note 24 to our cnsolidated financial statements.

Income taxes

In accordance with IAS 12–Income Taxes, deferred income taxes are accounted for by applying the balance-sheet liability method to temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance sheet (including tax losses available for carry forward). Deferred taxes are measured by applying currently enacted tax laws. Deferred tax assets are recognized and their recoverability is then assessed. If it is not reasonably certain that they will be recovered in future years, a valuation allowance is recorded to reduce the deferred tax asset to the amount that is reasonably certain to be recovered.

The Group offsets deferred tax assets and liabilities in the balance sheet if the entity has a legally enforceable right to offset current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxing authority.

The Group computes its income tax obligations in accordance with the prevailing tax legislation in the countries where the income is earned.

See Note 22 to our consolidated financial statements.

Effects on our reported results of changes in the scope of our operations and currency fluctuations

Changes in the scope of our operations, such as acquisitions and divestitures, together with changes in how we account for our business units, such as a change from proportionate to global consolidation, may increase or decrease our consolidated sales and operating results in comparison to a prior year and thus make it difficult to discern the evolution of the underlying performance of our operations.

Changes in the scope of our operations

In order to provide a meaningful analysis between any two years (referred to below as the “current” year and the “prior” year), sales and current operating income are adjusted in order to compare the two years at a constant scope of consolidation. With respect to businesses entering the scope of consolidation at any time during the two years under comparison, current year sales and current operating income are adjusted in order to take into account the contribution of these businesses during the current year only for a period of time identical to the period of their consolidation in the prior year. With respect to businesses leaving the scope of consolidation at any time during the two years under comparison, prior year sales and current operating income are adjusted in order to take into account the contribution of these businesses during the prior year only for a period of time identical to the period of their consolidation in the current year.

LAFARGE 20-F - Annual Report 2005 - 46

Back to contents

Currency fluctuations

Similarly, as a global business operating in numerous currencies, changes in exchange rates against our reporting currency, the euro, may result in an increase or a decrease in the sales and current operating income reported in euros, which are not linked to the evolution of underlying performance. Except as otherwise noted, we calculate the impact of currency variances as the difference between the prior year’s figures as published (adjusted if necessary for the effects of businesses leaving the scope of consolidation) and the result of converting the prior year’s figures (adjusted if necessary for the effects of businesses leaving the scope of consolidation) using the current year’s exchange rates.

Reconciliation of our non-GAAP financial measures

Net debt and cash flow from operations

To assess the financial strength of the Group, we use various indicators, in particular the net debt-to-equity ratio and the cash flow from operations to net debt ratio. We believe that these ratios are useful to investors as they provide a view of the Group level of debt as compared to its total equity and its cash flow from operations.

See Section 4.4 (Liquidity and capital resources - level of debt and financial ratios at December 31, 2005) for the value of these ratios in 2005 and 2004.

As shown in the table below, our net debt is defined as the sum of our long-term debt, short-term debt  and current portion of long-term debt, derivative instrument liabilities-non-current, derivative instrument liabilities-current and put options on shares of subsidiaries less our cash and cash equivalents, derivative instruments assets-non-current and derivative instruments assets-current.

(million euros)	2005	2004
Long-term debt	6,856	6,959
Short-term debt and current portion of long-term debt	1,886	1,387
Derivative instruments liabilities - non-current	10	29
Derivative instruments liabilities - current	88	43
Put options on shares of subsidiaries	263	299
Cash and cash equivalents	(1,735)	(1,550)
Derivative instruments assets - non-current	(49)	-
Derivative instruments assets - current	(98)	(209)
NET DEBT	7,221	6,958

We calculate the net debt-to-equity ratio by dividing the amount of our net debt, as computed above, by our total equity, which we define as the sum of shareholder’s equity-parent Company and minority interests as set out in our consolidated balance sheet.

LAFARGE 20-F - Annual Report 2005 - 47

Back to contents

We calculate the cash flow from operations to net debt ratio by dividing our cash flow from operations by our net debt as computed above. Cash flow from operations is the net cash provided by operating activities, less changes in operating working capital items, excluding financial expenses and income taxes, as follows:

(million euros)	2005	2004
Net cash provided by operating activities	1,886	1,877
- Changes in operating working capital items, excluding financial expenses and income taxes	(352)	(271)
CASH FLOW FROM OPERATIONS	2,238	2,148

Return on capital employed after tax

One of the key profitability measures used by our Group and Division management for each Division is the “return on capital employed after tax”. This non-GAAP measure is calculated by dividing the sum of “current operating income after tax” and “income from associates” by the average of “capital employed” at the ends of the current and prior year.

In both 2005 and 2004, return on capital employed after tax was determined using a stable tax rate of 28.6% which was the 2003 effective consolidated tax rate allowing comparison from one year to the other, the rates of 2005 and 2004 being not representative.

 See Note 3 to our consolidated financial statements for more information on the current operating income, the share of “income from associates” and the “capital employed by Division”.

For 2005 and 2004, return on capital employed after tax for each Division and the Group was calculated as follows:

2005	Current operating income	Current operating income after tax	Income from associates	Current operating income after tax with income from associates	Capital employed at December 31, 2005	Capital employed at December 31, 2004*	Average capital employed	Return on capital employed after tax %
(million euros)	(a)	(b) = (a)x(1-28.6%)	(c)	(D) = (B)+(C)	(e)	(f)	(G) = ((E)+(F))/2	(H) = (D)/(G)
Cement	1,770	1,264	8	1,272	13,982	12,167	13,075	9.7
Aggregates & Concrete	398	284	8	292	3,932	3,337	3,634	8.1
Roofing	98	70	7	77	2,181	2,118	2,149	3.6
Gypsum	151	108	15	123	1,267	1,147	1,207	10.2
Other	(60)	(43)	-	(43)	290	139	215	N.A.
TOTAL	2,357	1,683	38	1,721	21,652	18,908	20,280	8.5
* Restated from French GAAP to IFRS.

2004 *	Current operating income	Current operating income after tax	Income from associates	Current operating income after tax with income from associates	Capital employed at December 31, 2004	Capital employed at December 31, 2003	Average capital employed	Return on capital employed after tax %
(million euros)	(a)	(b) = (a)x(1-28.6%)	(c)	(D) = (B)+(C)	(e)	(f)	(G) = ((E)+(F))/2	(H) = (D)/(G)
Cement	1,597	1,140	40	1,180	12,167	12,182	12,175	9.7
Aggregates & Concrete	357	255	5	260	3,337	3,061	3,199	8.2
Roofing	149	106	10	116	2,118	2,118	2,118	5.5
Gypsum	132	94	13	107	1,147	1,166	1,156	9.3
Other	(34)	(23)	6	(17)	139	198	169	N.A.
TOTAL	2,201	1,572	74	1,646	18,908	18,725	18,817	8.7
* Restated from French GAAP to IFRS.

LAFARGE 20-F - Annual Report 2005 - 48

Back to contents

4.2 Sales and current operating income

All data presented in the discussions below and elsewhere in this Chapter 4 regarding sales, current operating income and sales volumes, include the proportional contributions of our proportionately consolidated subsidiaries.

Consolidated Sales and Current Operating Income

Sales

Consolidated sales increased by 10.6% to 15,969 million euros from 14,436 million euros in 2004. Currency fluctuations had a positive impact of 227 million euros or 1.7% reflecting mainly the strong appreciation of the Canadian dollar, the South Korean won, the Brazilian real, the Polish zloty, the Romanian leu and the Chilean peso against the euro. Changes in the scope of consolidation had a net positive impact of 109 million euros or 0.7%, including in particular the effect of the acquisition of Cementos Selva Alegre in Ecuador by the Cement Division and of several smaller acquisitions in North America and Europe by the Aggregates & Concrete Division. Consolidated sales at constant scope and exchange rates grew by 8.2%, positively affected by overall favorable market conditions and by the significant price increases implemented to cover the sharp rise in energy costs in most of our markets.

Contributions to our sales by Division (before elimination of inter-Division sales) for the years ended December 31, 2005 and 2004, and the related percentage changes between the two periods were as follows:

Sales	2005	Variation 2005/2004	2004
	(million euros)	(%)	(million euros)
Cement	8,314	12.3	7,403
Aggregates & Concrete	5,392	13.3	4,761
Roofing	1,514	1.4	1,493
Gypsum	1,479	9.3	1,353
Other	25	(51.0)	51
Elimination of inter-Division sales	(755)	20.8	(625)
TOTAL	15,969	10.6	14,436

Contributions to our consolidated sales by Division (after elimination of inter-Division sales) for the years ended December 31, 2005 and 2004, and the related percentage changes between the two periods were as follows:

Sales	2005		Variation 2005/2004	2004
	(million euros)	(%)	(%)	(million euros)	(%)
Cement	7,595	47.6	11.5	6,810	47.2
Aggregates & Concrete	5,377	33.7	13.3	4,747	32.9
Roofing	1,514	9.5	1.4	1,493	10.3
Gypsum	1,462	9.2	9.1	1,340	9.3
Other	21	-	(54.3)	46	0.3
TOTAL	15,969	100.0	10.6	14,436	100.0

LAFARGE 20-F - Annual Report 2005 - 49

Back to contents

At constant scope and exchange rates, the changes in sales by Division between the years ended December 31, 2005 and 2004, were as follows:

Changes in sales by Division (million euros)	2005			2004					Variation 2005/2004
	Actual	Scope effect of acquisitions	On a comparable basis	Actual	Scope effect of disposals	At constant scope	Currency fluctuation effects	On a comparable basis	% Gross change Actual	% Change at constant scope and exchange rates
	(a)	(b)	(c) = (a)+(b)	(d)	(e)	(f) = (d)+(e)	(g)	(h) = (f)+(g)	(i) = (a-d)/(d)	(j) = (c-h)/(h)
Cement	8,314	(89)	8,225	7,403	7	7,410	114	7,524	12.3	9.3
Aggregates & Concrete	5,392	(97)	5,295	4,761	(66)	4,695	103	4,798	13.3	10.4
Roofing	1,514	(27)	1,487	1,493	(1)	1,492	8	1,500	1.4	(0.8)
Gypsum	1,479	-	1,479	1,353	(11)	1,342	18	1,360	9.3	8.7
Other	25	-	25	51	(28)	23	1	24	(51.0)	4.2
Elimination of inter-Division sales	(755)	6	(749)	(625)	1	(624)	(17)	(641)	n.a.	n.a.
TOTAL	15,969	(207)	15,762	14,436	(98)	14,338	227	14,565	10.6	8.2

Current Operating Income

Current Operating Income grew by 7.1% to 2,357 million euros from 2,201 million euros in 2004. The appreciation of the Canadian dollar, the Brazilian real, the Romanian leu, the Polish zloty, the Chilean peso and the South Korean won against the euro had a positive impact of 45 million euros. Changes in the scope of consolidation accounted for a net increase of 24 million euros and are principally due to the acquisition of Cementos Selva Alegre in Ecuador. At constant scope and exchange rates, current operating income recorded an increase of 3.9%, with the Cement, Aggregates & Concrete and Gypsum Divisions benefiting from solid current operating income growth. The Roofing Division’s current operating income declined, as it was particularly affected by the difficult German construction environment. As a percentage of our sales, current operating income represented 14.8% in 2005, compared to 15.2% in 2004.

Group return on capital employed after tax(1) declined slightly to 8.5% in 2005 from 8.7% in 2004.

Contributions to our current operating income by Division for the years ended December 31, 2005 and 2004, and the related percentage changes between the periods were as follows:

Current operating income	2005		Variation 2005/2004	2004
	(million euros)	(%)	(%)	(million euros)	(%)
Cement	1,770	75.1	10.8	1,597	72.6
Aggregates & Concrete	398	16.9	11.5	357	16.2
Roofing	98	4.2	(34.2)	149	6.8
Gypsum	151	6.4	14.4	132	6.0
Other	(60)	(2.6)	-	(34)	(1.6)
TOTAL	2,357	100.0	7.1	2,201	100.0

(1) See in Section 4.1 the reconciliation of our non-GAAP financial measures.

LAFARGE 20-F - Annual Report 2005 - 50

Back to contents

At constant scope and exchange rates, the changes in consolidated current operating income by Division between the years ended December 31, 2005 and 2004 were as follows:

Changes in consolidated current operating income by Division(million euros)	2005			2004					% Variation 2005/2004
	Actual	Scope effect of acquisitions	On a comparable basis	Actual	Scope effect of disposals	At constant scope	Currency fluctuation effects	On a comparable basis	% Gross change Actual	% Change at constant scope and exchange rates
	(a)	(b)	(c) = (a)+(b)	(d)	(e)	(f) = (d)+(e)	(g)	(h) = (f)+(g)	(i) = (a-d)/(d)	(j) = (c-h)/(h)
Cement	1,770	(16)	1,754	1,597	-	1,597	36	1,633	10.8	7.4
Aggregates & Concrete	398	(7)	391	357	-	357	5	362	11.5	7.9
Roofing	98	(2)	96	149	-	149	-	149	(34.2)	(35.7)
Gypsum	151	-	151	132	(1)	131	3	134	14.4	12.8
Other	(60)	-	(60)	(34)	-	(34)	1	(33)	-	-
TOTAL	2,357	(25)	2,332	2,201	(1)	2,200	45	2,245	7.1	3.9

Sales and Current Operating Income by Division

Methodology of presentation

Sales before elimination of inter-Division sales

Individual Division information is discussed below without elimination of inter-Division sales. For sales by each Division after elimination of inter-Divisional sales, see the table under “Consolidated Sales and Current Operating Income” above.

Geographic market information: by origin of sale, “domestic” and by destination

For the Cement Division and the Aggregates & Concrete Division, unless otherwise indicated, we analyze our sales for each region or country by origin of sale. “Domestic sales” and “domestic volumes” concern only sales and volumes both originating and made within the relevant geographic market, and thus exclude export sales and volumes. When not described as “domestic”, such information includes domestic sales or volumes plus exports to other geographic markets. Unless otherwise indicated, all “domestic” information is provided on the basis of constant scope and exchange rates.

Certain sales and volume information is also presented “by market of destination”. Such information represents domestic sales and volumes for the relevant market plus imports into this market.

For the Roofing and Gypsum Divisions, unless otherwise indicated, we analyze sales and volumes for each region or country “by market of destination”.

Cement

Sales and current operating income	2005	2004	Variation 2005/2004	Variation at constant scope and exchange rates
	(million euros)	(million euros)	(%)	(%)
SALES	8,314	7,403	+12.3	+9.3
CURRENT OPERATING INCOME	1,770	1,597	+10.8	+7.4

LAFARGE 20-F - Annual Report 2005 - 51

Back to contents

Sales

Contributions to our sales by geographic origin of sale for the years ended December 31, 2005 and 2004, and the related percentage changes between the two periods were as follows:

Sales	2005		Variation 2005/2004	2004
	(million euros)	(%)	(%)	(million euros)	(%)
Western Europe	2,532	30.5	4.5	2,422	32.7
North America	1,756	21.1	15.5	1,520	20.5
Central & Eastern Europe	584	7.0	25.1	467	6.3
Mediterranean Basin	534	6.4	24.2	430	5.8
Latin America	534	6.4	16.3	459	6.2
Sub-Saharan Africa	1,281	15.4	21.4	1,055	14.3
Asia	1,093	13.2	4.1	1,050	14.2
SUB-TOTAL BEFORE ELIMINATION OF INTER-DIVISION SALES	8,314	100.0	12.3	7,403	100.0

Sales of the Cement Division increased by 12.3% to 8,314 million euros, from 7,403 million euros in 2004. Currency fluctuations had a positive impact on sales of 1.7% and amounted to 114 million euros. Changes in the scope of consolidation had a net positive impact of 96 million euros, or 1.3%, including in particular the effect of the acquisition of Cementos Selva Alegre in Ecuador.

At constant scope and exchange rates our sales grew by 9.3% (2.1% in the first quarter 2005 compared to the first quarter 2004, 9.9% in the second quarter 2005, 10.8% in the third quarter 2005 and 13.3% in the fourth quarter 2005). This strong sales growth was driven primarily by generally upward pricing trends in the majority of our markets, with the noticeable exception of Brazil, South Korea and Malaysia, in a context of sharply rising energy costs. Volumes, which reached 123.2 million tones in 2005, increased by 3.2% compared to 2004. At constant scope, volume growth reached 2.2%.

Current Operating Income

Contributions to our current operating income by region for the years ended December 31, 2005 and 2004, and the related percentage changes between the periods were as follows:

Current operating income	2005		Variation 2005/2004	2004
	(million euros)	(%)	(%)	(million euros)	(%)
Western Europe	623	35.2	(1.0)	629	39.4
North America	321	18.2	18.9	270	16.9
Central & Eastern Europe	179	10.1	70.5	105	6.6
Mediterranean Basin	199	11.2	28.4	155	9.7
Latin America	126	7.1	(12.5)	144	9.0
Sub-Saharan Africa	254	14.4	29.6	196	12.3
Asia	68	3.8	(30.6)	98	6.1
TOTAL	1,770	100.0	10.8	1,597	100.0

LAFARGE 20-F - Annual Report 2005 - 52

Back to contents

Current operating income grew by 10.8% to 1,770 million euros in 2005 compared to 1,597 million euros in 2004. Currency fluctuations had a positive impact of 2.4% or 36 million euros. Net changes in the scope of consolidation had a net positive impact of 16 million euros.

At constant scope and exchange rates, current operating income rose by 7.4%. As a percentage of the Division’s sales, current operating income represented 21.3% in 2005, compared to 21.6% in 2004. Current operating income generally improved under the impact of volume growth, although markets where local production capacity could not satisfy demand experienced a more limited growth in current operating income due to additional import of cement and clinker and transportation costs. Price increases, despite difficult pricing conditions in Brazil, South Korea and Malaysia, allowed us to compensate for most of our cost increases, and in particular, the sharp rise in energy prices which increased our production costs by 160 million euros. Improvements in fuel mix by using petcoke and other alternative fuels to replace higher cost fuels helped to limit the increase in energy costs.

Return on capital employed after tax(1) remained unchanged in 2005 compared to 2004, at 9.7%.

Western Europe

Sales

In Western Europe, sales totaled 2,532 million euros, an increase of 4.5% compared to 2004.

Domestic sales, at constant scope and exchange rates, increased by 4.3%. The volumes sold in Western Europe by destination, at 31.9 million tones, remained essentially unchanged compared with 2004. Domestic volumes, at constant scope, decreased by 1.8%.

•

In France, domestic sales were up by 6.1% as the result of volume growth in a context of a strong building sector throughout the year coupled with a favorable pricing environment.

•

In the United Kingdom, domestic sales grew by 2.7% driven by well oriented prices despite lower volumes due to the weakening of the market and some market share erosion with the new plant of one of our competitors, Tarmac, running now at full capacity.

•

Spain continued to record favorable trends in construction spending. Domestic sales growth at 7.6% benefited from good pricing conditions.

•

In Germany, the construction market weakened once again, but domestic sales recorded an 8% sustained growth fuelled by the steady recovery in prices more than offsetting the adverse volume trend.

•

In Greece, domestic volumes were down in line with the market decline after the completion of the 2004 Olympic Games and the reduction of public spending. Domestic sales were however slightly up as a result of improved pricing.

Current Operating Income

Current operating income in Western Europe decreased by 1.0% to 623 million euros compared to 629 million euros in 2004. Foreign exchange fluctuations and scope variation had a limited impact on the trend in current operating income.

At constant scope and exchange rates current operating income decreased by 1.0%. The evolution of current operating income was mixed across the region.

•

In France, the strong construction market led to robust growth in current operating income, with good pricing conditions more than offsetting higher energy expenses.

•

In Spain, current operating income improved as the result of price increases. The rise in energy costs was partly compensated by improved fuel mix.

•

In the United Kingdom, current operating income was down as the result of lower volumes. Successful price increases more than offset the sharp rise in energy costs which were partly mitigated by improved fuel mix.

•

In Germany, where losses were incurred in 2004, the steady improvement in prices enabled positive results in 2005, despite lower domestic volumes. Increased usage of alternative fuels partly offset the rise in energy prices.

•

In Greece, current operating income decreased as the result of a decline in volumes and price increases which were insufficient to fully cover cost increases. The increase in energy costs was partly limited, however, by improved fuel mix.

North America

Sales

In North America, we achieved sales of 1,756 million euros in 2005, an increase of 15.5% compared to 2004.Domestic sales, at constant scope and exchange rates, increased by 13.1%.

The volumes sold in North America by destination, at 21.2 million tonnes, grew by 1%. Domestic volumes, at constant scope, recorded a similar growth at 1.1%.

LAFARGE 20-F - Annual Report 2005 - 53

Back to contents

Favorable economic conditions supported strong levels of demand across markets in the first half of 2005, offsetting the slight decline witnessed in the second half of the year. Results were mixed depending upon geography. Volume growth in our Western, River and Southeastern markets more than compensated for weaker Northeastern and Lakes markets. Pricing trends continued to be positive with successful price increases achieved in all markets in the first half of the year. In several U.S. markets a second price increase was implemented later in the year.

Current Operating Income

Current operating income in North America grew by 18.9% to 321 million euros compared to 270 million euros in 2004. Currency fluctuations had a positive impact of 12 million euros.

At constant scope and exchange rates, current operating income grew by 13.8%. The growth in results was essentially achieved through improved pricing which mitigated relatively high cost increases. Higher energy prices were exacerbated by hurricane Katrina’s impact on energy supply, freight costs increased due to sub-optimal shipping patterns to serve customers in a context of tight market conditions in early 2005, and high levels of demand in the growth markets led to increased imports of cement. In addition, our costs were also impacted by an increase in pension costs and costs associated with our ERP implementation project.

Growing markets

Sales

In growing markets, our sales increased by 16.3% to 4,026 million euros, with growing markets accounting for 48.4% of the Division’s sales in 2005, compared to 46.8% in 2004. Overall, domestic growing market sales increased by 10.8%, at constant scope and exchange rates. The volumes sold in growing markets by destination, at 70.1 million tonnes for 2005, grew by 5.6%.

At constant scope, domestic volumes in growing markets recorded a 6.5% growth. Strong domestic market growth was recorded in all regions except Latin America and Asia.

Our sales in Central and Eastern Europe rose by 25.1% in 2005 to 584 million euros. At constant scope and exchange rates, domestic sales increased by 19.3%. The volumes sold in Central and Eastern Europe by destination, at 11.2 million tonnes, grew by 10.9%. Domestic volumes, at constant scope, recorded a 12.8%, growth.

•

In Romania domestic sales were up by 11.1%, in a favorable environment in both residential and infrastructure sectors and despite a slight price decrease.

•

In Poland, domestic sales recorded a modest growth of 0.7%, with downward pricing pressure partly offsetting the benefit of improved domestic volumes.

•

In Russia, domestic sales recorded an excellent 59.6% growth fuelled by the positive price trend which started to materialize at the end of the first semester and continued throughout the rest of the year. Volumes also increased benefiting from unusually warm weather in the last quarter of the year and from additional production capacity in our Korkino plant in the Ural region.

•

In Serbia high domestic volumes growth and good prices resulted in a solid 32% domestic sales improvement.

In the Mediterranean Basin, our sales increased in 2005 by 24.2% to 534 million euros.

At constant scope and exchange rates, domestic sales increased by 26.0%. The volumes sold in the Mediterranean Basin by destination at 10.5 million tones, grew by 8.2%. Domestic volumes, at constant scope, recorded a 14.0%, growth.

•

In Jordan, Turkey and Egypt significant domestic volume growth was achieved in very active construction sectors. Strong price rises implemented to counteract the sharp increase in energy prices led to a very solid domestic sales growth in the three countries ranging from 31.3% in Egypt and Jordan to 42.3% in Turkey.

•

In Morocco, the domestic sales growth was relatively strong at 5.9%.

In the Sub-Saharan Africa region, our sales grew by 21.4% to 1,281 million euros.

At constant scope and exchange rates, domestic sales increased by 20.1%. The volumes sold in the Sub-Saharan Africa region by destination, at 12.8 million tonnes, grew by 3.2%. Domestic volumes, at constant scope, recorded a 6.4% growth.

•

In Nigeria, good pricing conditions and domestic volume increases, led to a 21% domestic sales growth.

•

In South Africa, a particularly active non-residential building sector, delivered strong 20.4% domestic sales growth, although activity slowed in the previously dynamic residential sector.

•

In Kenya and Uganda, with strong market conditions favored by an active residential sector, domestic sales increased by respectively 22.5% and 19.1%.

•

In Cameroon, domestic sales grew by 7.7% in a stable market environment.

•

In South East Africa, which covers Zambia, Malawi, Tanzania and Zimbabwe, domestic sales contributed solid growth with strong volume increase and good pricing conditions in all countries.

LAFARGE 20-F - Annual Report 2005 - 54

Back to contents

In Latin America, our sales were up in 2005 by 16.3% to 534 million euros with scope changes resulting from the acquisition of Cementos Selva Alegre having a positive impact of 11%.

At constant scope and exchange rates, domestic sales decreased by 2.1%. The volumes sold in Latin America by destination, at 6.9 million tonnes, grew by 15%. Domestic volumes, at constant scope, recorded a 5%, growth.

•

In Brazil, domestic sales were down by 26.6%, suffering from a 32% decline in prices in a context of fierce competition.

•

In Venezuela, where high oil prices are fuelling economic recovery, cement demand has been strong. In such a context, domestic sales grew by 21.3%.

•

In Chile, domestic sales increased by 4.4% despite limited volume growth as a consequence of a relatively slow first semester affected by unfavorable weather conditions.

•

In Honduras, sales grew by 39%, with prices recovering from a difficult situation in 2004.

In Asia, our operations recorded sales growth of 4.1% in 2005 to 1,093 million euros. The net positive scope effect resulting from the new Lafarge Shui On Joint Venture had no material impact on our sales, since consolidation started in November 2005.

At constant scope and exchange rates, domestic sales remained essentially unchanged compared with 2004. The volumes sold in Asia by destination, at 28.7 million tonnes, grew by 1.8%. Domestic volumes, at constant scope, recorded a 2% growth.

•

In the Philippines, domestic sales were up 5.3% as the result of price increases while volumes were down in a context of depressed demand with, in particular, low levels of government spending.

•

In Malaysia domestic sales growth was limited to 4.8%, despite higher domestic volumes, as a result of severe price competition during the first semester of the year. Prices started to recover in June and have since moved to a level which was higher than 2004 and the highest since the Asian financial crisis in 1998.

•

In South Korea, domestic sales declined by 15.1% with lower sales volumes and declining prices in a difficult market. Government initiatives to dampen property price inflation have led to tough competition between domestic producers and importers. Although not yet back to a satisfactory level, prices remained stable in the second half of 2005 after a continued decline in the first part of the year.

•

In India, markets were well oriented and domestic sales increased by 6.5%.

•

In Indonesia, despite an active market, our volumes were down as a consequence of the destruction of our plant by the tsunami at year-end 2004 and the time needed to install import logistics in early 2005. Our domestic sales were however up by 6.3% as the result of improved pricing.

•

In China our domestic sales grew by 21.7% benefiting from strong demand in most of our markets and from additional production capacity in the Chongqing area.

Current Operating Income

Current operating income in emerging markets rose by 18.3% in 2005 to 826 million euros compared to 698 million euros in 2004, representing 46.7% of the Cement Division’s current operating income, compared to 43.7% in 2004. Currency fluctuations had a positive impact on current operating income of 25 million euros. Changes in the scope of consolidation had a positive impact of 13 million euros arising mainly from the acquisition of Cementos Selva Alegre in Ecuador.

Current operating income at constant scope and exchange rates grew by 12.1%.

In Central and Eastern Europe current operating income increased by 70.5% to 179 million euros compared to 105 million euros in 2004.

Current operating income at constant scope and exchange rates improved by 54.3% with all countries in the region showing improved results.

•

In Romania current operating income increase was driven by the additional volumes contribution partly offset by cost inflation which could not be passed on to customers.

•

In Poland the negative impact of energy price increases was mitigated by an increase usage of alternative fuel and petcoke.

•

In Russia, current operating income increased substantially, despite relatively high cost inflation, under the impact of additional volumes and strong price rises.

•

In Serbia, the strong sales improvement and the benefits of the new cement production dry line delivered robust growth in current operating income.

In the Mediterranean Basin, current operating income in 2005 increased by 28.4% to 199 million euros compared to 155 million euros in 2004.

Current operating income at constant scope and exchange rates grew by 27.2% with strong growth in Jordan, Turkey and Egypt, on well oriented markets offering good pricing conditions in a context of a sharp rise in energy costs.

LAFARGE 20-F - Annual Report 2005 - 55

Back to contents

In Morocco current operating income benefited from a favorable volume effect while price increases did not fully cover cost increases.

In Latin America current operating income declined by 12.5% from 144 million euros in 2004 to 126 million euros in 2005, despite the benefit of the positive scope change of 16 million euros resulting mainly from the acquisition of Cementos Selva Alegre in Ecuador.

At constant scope and exchange rates, current operating income was down 29.2%.

•

In Brazil, the collapse in selling prices combined with the sharp rise in energy cost led to a severe fall in current operating income.

•

In Venezuela current operating income was improved under the impact of increased volumes.

•

In Chile current operating income was largely unchanged compared with 2004.

•

Honduras recorded a solid current operating income growth mainly as the result of improved pricing. The increase in production cost was mitigated by better fuel mix.

In Sub-Saharan Africa, current operating income increased by 29.6% to 254 million euros in 2005 from 196 million euros in 2004.

At constant scope and exchange rates, current operating income grew by 29.3% with strong growth in Nigeria, South Africa and Kenya, our major markets in the region.

•

In Nigeria favorable pricing trends more than offset cost inflation.

•

In South Africa, for the third consecutive year, the strong construction market continued to drive current operating income growth.

•

Current operating income in Kenya rose sharply benefiting from the contribution of higher volumes.

•

In Uganda, Cameroon and Tanzania, higher cement and clinker imports led to a slight decrease in current operating income.

In Asia, current operating income declined by 30.6% to 68 million euros down from 98 million euros in 2004.

At constant scope and exchange rates, current operating income declined by 29.6% as the result of the sharp fall in current operating income in South Korea and Malaysia.

•

In South Korea margins collapsed in the context of severe price competition despite action plans implemented to reduce fixed costs.

•

In Malaysia, the drop in current operating income arose from a price decline in the first part of the year in a context of higher production costs affected by the increase in coal prices.

•

The recovery in prices in the Philippines continued to contribute strongly to the improvement in current operating income. This improvement was achieved despite lower volumes and high energy costs.

•

In India while solid sales growth was recorded, current operating income was slightly down due to higher energy costs.

•

In Indonesia, current operating income remained almost unchanged compared with 2004 as the result of insurance proceeds to cover business interruption due to the tsunami at year-end 2004.

•

In China, despite strong volume growth, soaring energy prices were only partially passed on to customers, leading to limited growth in current operating income.

Aggregates & Concrete

Sales and current operating income	2005	2004	Variation 2005/2004	Variation at constant scope and exchange rates
	(million euros)	(million euros)	(%)	(%)
Sales	5,392	4,761	+ 13.3	+ 10.3
Current operating income	398	357	+ 11.5	+ 7.9

LAFARGE 20-F - Annual Report 2005 - 56

Back to contents

Sales

Contributions to our sales by activity and by geographic origin of sale for the years ended December 31, 2005 and 2004, and the related percentage changes between the two periods were as follows:

Sales	2005		Variation 2005/2004	2004
	(million euros)	(%)	(%)	(million euros)	(%)
AGGREGATES & RELATED PRODUCTS	2,831		13.1	2,503
Of which pure Aggregates:
Western Europe	937	45.6	8.6	863	46.5
North America	941	45.8	10.6	851	45.9
Other regions	176	8.6	25.7	140	7.6
TOTAL PURE AGGREGATES	2,054	100.0	10.8	1,854	100.0

READY MIX CONCRETE & CONCRETE PRODUCTS	2,932		13.4	2,586
Of which ready mix:
Western Europe	1,227	44.2	11.0	1,105	45.2
North America	968	34.8	9.5	884	36.2
Other regions	584	21.0	28.6	454	18.6
TOTAL READY MIX CONCRETE	2,779	100.0	13.8	2,443	100

Eliminations of intra Aggregates & Concrete sales	(371)			(328)
TOTAL AGGREGATES & CONCRETE BEFORE ELIMINATION OF INTER-DIVISION SALES	5,392		13.3	4,761

Sales of the Aggregates & Concrete Division increased by 13.3% to 5,392 million euros in 2005 from 4,761 million euros in 2004. Currency fluctuations had a positive impact of 2.4% and amounted to 103 million euros.

Positive scope changes amounted to 97 million euros, reflecting the full year effects of the acquisition of The Concrete Company (TCC), in Alabama, in the United States and of Hupfer Holdings with operations in France and Switzerland, together with the effects of small sized developments in Ukraine, Greece and the United Kingdom. Negative scope effects amounted to 66 million euros primarily reflecting the impact of various divestments in North America. Overall changes in the scope of consolidation increased sales by 0.5%.

At constant scope and exchange rates, sales grew by 10.3% (4.5% in the first quarter 2005 compared to the first quarter 2004, 13.6% in the second quarter 2005, 10.2% in the third quarter 2005 and 11.2% in the fourth quarter 2005). Growth was driven principally by solid pricing gains in a context of rising costs while volume trends were also positive across most markets, particularly in emerging markets and to a lesser extent in Europe in the concrete activity and in several North American markets.

Sales of our aggregates operations, including sales to our ready-mix activities, were up by 13.1% between 2004 and 2005, to 2,831 million euros. Currency fluctuations and scope changes had a positive impact of 3.7%. At constant scope and exchange rates, sales grew by 9.4%. Sales volumes of aggregates rose by 2.4% to 239.9 million tonnes in 2005. At constant scope, they increased by 0.3%.

Sales of our concrete operations were up by 13.4% to 2,932 million euros from 2,586 million euros in 2004. Currency fluctuations and scope changes had a net positive impact of 2.2%. At constant scope and exchange rates, sales grew by 11.2%. Sales volumes of concrete increased by 5.4% to 39 million cubic meters. At constant scope, sales volumes grew by 4.8%.

LAFARGE 20-F - Annual Report 2005 - 57

Back to contents

Current Operating Income

Contributions to our current operating income by activity and by region for the years ended December 31, 2005 and 2004, and the related percentage changes between the periods were as follows:

Current operating income	2005		Variation 2005/2004	2004
	(million euros)	(%)	(%)	(million euros)	(%)
Aggregates	272	68.3	14.8	237	66.4
Concrete	126	31.7	5.0	120	33.6
TOTAL BY ACTIVITY	398	100.0	11.5	357	100.0
Western Europe	179	45.0	14.7	156	43.7
North America	162	40.7	4.5	155	43.4
Other regions	57	14.3	23.9	46	12.9
TOTAL BY REGION	398	100.0	11.5	357	100.0

Current operating income of the Aggregates & Concrete Division increased by 11.5% to 398 million euros in 2005 from 357 million euros in 2004. Currency fluctuations had a positive impact of 1.7% or 5 million euros. Changes in the scope of consolidation had a net positive impact of 7 million euros arising from the small sized acquisitions in Ukraine, Greece and the United Kingdom and from the full year effect of the Hupfer acquisition in France and Switzerland.

At constant scope and exchange rates, current operating income grew by 7.9%. As a percentage of the Division’s sales, current operating income represented 7.4% in 2005, compared to 7.5% in 2004.

Current operating income for aggregates in 2005 totaled 272 million euros, an increase of 14.8% from 237 million euros in 2004. Current operating income for concrete in 2005 totaled 126 million euros, an increase of 5.0% from 120 million euros in 2004. The increase in the current operating income of the Division as a whole was resulted from successive and solid price increases to mitigate the effects of cost increases, particularly for energy. It also reflected significantly improved asphalt and paving performance, solid growth in concrete volumes in most markets, and further development in our special products in concrete

Return on capital employed after tax(1) slightly decreased to 8.1% from 8.2%.

Western Europe

Sales

Our pure aggregates sales in Western Europe grew by 8.6% in 2005 to 937 million euros, benefiting from the positive scope effect of the Hupfer Holdings acquisition.

At constant scope and exchange rates pure aggregates sales growth reached 4.5% as the result of the price increases implemented to face rising costs, while volumes were slightly down in all main markets as a consequence of lower spending in infrastructure projects.

Our asphalt and paving sales in the United Kingdom delivered solid growth reflecting the success of our efforts to develop sales and increase prices despite continuing low infrastructure spending.

Our ready-mix sales increased by a strong 11% to 1,227 million euros in 2005. At constant scope and exchange rates concrete sales recorded 9.7% growth, reflecting strong volumes in France and improved pricing in all main markets coupled with favorable product mix.

Current Operating Income

In Western Europe current operating income grew by 14.7% to 179 million euros in 2005. The net positive effect of changes in the scope of consolidation amounted to 8 million euros.

At constant scope the improvement in current operating income was driven by the recovery of the asphalt activities in the United Kingdom, and by the increase in the concrete activities benefiting from both strong volumes overall and good pricing. In the pure aggregates activity, current operating income was, at constant scope, essentially unchanged compared with 2004, with improved pricing offsetting the impact of the slight volume decline encountered in most Western European markets.

North America

Sales

In North America, pure aggregates sales rose by 10.6% to 941 million euros in 2005. At constant scope and exchange rates, pure aggregates sales growth reached 8.7% driven by successful price increases across all markets and a moderate volume increase. Market conditions were contrasted with steady growth in Western Canada, Western and Southeast U.S. regions and a softening of demand in Eastern Canada and the Great Lakes region.

(1) See in Section 4.1 the reconciliation of our non-GAAP financial measures.

LAFARGE 20-F - Annual Report 2005 - 58

Back to contents

Asphalt and paving sales delivered solid growth under the combined effect of relatively strong economic conditions and improved asphalt prices.

Ready mix sales increased by 9.5% to 968 million euros in 2005.

At constant scope and exchange rates, ready mix sales delivered 6.9% growth reflecting solid price increases achieved to recover cost inflation in all markets. Volumes have declined in most regions and more specifically in our Eastern Canadian markets and in Louisiana due to hurricane Katrina, while other markets in the southeast part of the United States benefited from good volume growth.

Current Operating Income

In North America, operating income grew by 4.5% to 162 million euros in 2005. The strengthening of the Canadian dollar against the euro had a positive impact of 4 million euros. Changes in the scope of consolidation had a net negative impact of 2 million euros.

At constant scope and exchange rates, current operating income remained essentially unchanged compared with 2004. The combined effects of significantly higher energy and raw material costs, higher pension and other post-retirement costs, ERP deployment costs and increased subcontracting to meet strong demand in few aggregates markets offset the positive contribution from higher prices in all product lines.

Elsewhere in the world

Sales

In the rest of the world, pure aggregates and ready-mix sales increased by 25.7% and 28.6%, respectively. In the aggregates activity we recorded noticeable growth in Turkey, Poland, Ukraine and South Africa. In the concrete activity, we benefited from excellent activity levels in most emerging markets.

Current Operating Income

Current operating income experienced another year of strong growth reaching 57 million euros in 2005 compared to 46 million euros in 2004. Continued significant progress in the current operating income in South Africa where we have the strongest aggregates and concrete position in emerging markets, and a noticeable improvement in Poland were the key drivers of the increase.

Roofing

Sales and current operating income	2005	2004	Variation 2005/2004	Variation at constant scope and exchange rates
	(million euros)	(million euros)	(%)	(%)
Sales	1,514	1,493	+1.4	(0.8)
Current operating income	98	149	(34.2)	(35.7)

Sales

Contributions to our sales by destination for the years ended December 31, 2005 and 2004 and the related percentage changes between the two periods were as follows:

Sales	2005		Variation 2005/2004	2004
	(million euros)	(%)	(%)	(million euros)	(%)
Western Europe	1,085	71.7	(2.0)	1,107	74.1
Germany	329	21.7	(14.5)	385	25.8
Other countries in Western Europe	756	49.9	4.7	722	48.3
Other regions	429	28.3	11.1	386	25.9
TOTAL BEFORE ELIMINATION OF INTER-DIVISION SALES	1,514	100.0	1.4	1,493	100.0

LAFARGE 20-F - Annual Report 2005 - 59

Back to contents

The Roofing Division sales increased by 1.4% to 1,514 million euros in 2005 from 1,493 million euros in 2004. Currency fluctuations had a positive impact on sales of 0.5% and amounted to 8 million euros. Changes in the scope of consolidation had a net positive impact of 26 million euros, or 1.7%, resulting mainly from the acquisition of the RiteVent chimneys business in the United Kingdom.

At constant scope and exchange rates, sales dropped by 0.8% (down 9.1% in the first quarter 2005 compared to the first quarter 2004, down 3.8% in the second quarter 2005, up 0.8% in the third quarter 2005 and up 7.1% in the fourth quarter 2005). This decline in sales resulted essentially from renewed weakness in the German construction market.

Sales of concrete tiles decreased 1.9% to 727 million euros in 2005, while sales of clay tiles increased by 2.5% to 268 million euros. Chimney sales increased by 14.1% to 216 million euros. Roofing system components sales and other sales at 303 million euros were stable year on year.

Current Operating Income

Contributions to our current operating income by main market, for the years ended December 31, 2005 and 2004, and the related percentage changes between the periods were as follows:

Current operating income	2005		Variation 2005/2004	2004
	(million euros)	(%)	(%)	(million euros)	(%)
Western Europe	61	62.2	(46.0)	113	75.8
Germany	(1)	(1.1)	-	39	26.1
Other countries in Western Europe	62	63.3	(16.2)	74	49.7
Other regions	37	37.8	2.8	36	24.2
TOTAL	98	100.0	(34.2)	149	100.0

The Division’s current operating income was down 34.2% to 98 million euros in 2005 from 149 million euros in 2004. Changes in the scope of consolidation had a net positive impact of 2 million euros. As a percentage of the Division’s sales, current operating income represented 6.5% in 2005, compared to 10.0% in 2004. The renewed decline in the German construction market, with a loss now being recorded in the German roofing operations, was the main cause of the sharp fall in the Division’s current operating income.

Return on capital employed after tax(1) decreased to 3.6% from 5.5%.

Western Europe

Sales

In Western Europe, sales were down by 2.0% to 1,085 million euros, with declines in both concrete and clay tiles.

•

In Germany, sales decreased by 14.5% in a context of weak construction demand and fierce competition. The first and second quarter of 2005 were particularly difficult, suffering from bad weather conditions in the beginning of the year and from a relatively high comparison basis, since high demand was generated in the first half of 2004 following the announcement of the end of public subsidies to private house builders. In such an environment, volumes were down both in concrete and clay activities, prices remained under pressure and chimneys sales declined.

•

In the Benelux (Belgium-Netherlands-Luxembourg) region, sales were slightly up, with a decline in concrete tiles being offset by increased sales in clay tiles.

•

In the United Kingdom, sales were slightly adversely affected by the negative impact of currency fluctuations but benefited from the entry into the scope of consolidation of the RiteVent chimney business. Weak market trends and tough competition affected negatively our volumes both in concrete and clay tiles. This unfavorable volume effect was however mitigated by improved pricing and improved chimney sales.

•

In France, 2005 sales were in line with 2004 sales, lower volumes being offset by better mix and pricing.

•

In Italy, a sales increase in 2005, was mainly driven by better pricing in the concrete tile business and satisfactory development of chimney sales, while concrete tiles volumes were slightly down.

(1) See in Section 4.1 the reconciliation of our non-GAAP financial measures.

LAFARGE 20-F - Annual Report 2005 - 60

Back to contents

•

Scandinavia delivered a solid growth in all its markets with strong volumes benefiting from a longer season due to favorable weather conditions.

Current Operating Income

Current operating income in Western Europe dropped by 46% to 61 million euros in 2005.

•

In Germany, the weakness in the construction market led to volume decrease and severe price competition. Despite the extensive restructuring of the operations, the extent of the renewed decline led to a sharp drop in utilization of production capacity. As a result, an operating loss of 1 million euros was recorded in 2005.

•

In other Western European countries current operating income decreased to 62 million euros from 74 million euros in 2004. In the United Kingdom, current operating income was below last year as the result of weak market conditions. In France, we experienced production difficulties which led to delivery problems as products were not available in sufficient quantity to respond to demand. Scandinavia, on the other hand, recorded a strong current operating income improvement.

North America and other regions

Sales

In the United States, sales increased by 21% in 2005, driven primarily by price increases and to a lesser extent by volume growth. In other regions sales were up by 7% overall. Good growth was recorded in South Africa, Brazil and Turkey. In Poland, Malaysia and Japan sales declined due to difficult market conditions.

Current Operating Income

Current operating income improved to 37 million euros in 2005 from 36 million euros in 2004. The United States continued to record strong current operating income growth. This growth was partly offset by lower results in Central Europe, Malaysia and Japan.

Gypsum

Sales and current operating income	2005	2004	Variation 2005/2004	Variation at constant scope and exchange rates
	(million euros)	(million euros)	(%)	(%)
Sales	1,479	1,353	+9.3	+8.7
Current operating income	151	132	+14.4	+12.8

Sales

Contributions to our sales by destination for the years ended December 31, 2005 and 2004 and the related percentage changes between the two periods were as follows:

Sales	2005		Variation 2005/2004	2004
	(million euros)	(%)	(%)	(million euros)	(%)
Western Europe	766	51.8	4.1	736	54.4
North America	331	22.4	25.9	263	19.4
Other regions	382	25.8	7.9	354	26.2
TOTAL BEFORE ELIMINATION OF INTER-DIVISION SALES	1,479	100.0	9.3	1,353	100.0

Sales of the Gypsum Division increased by 9.3% to 1,479 million euros in 2005 from 1,353 million euros in 2004. Changes in the scope of consolidation had a negative impact of 0.9% and currency fluctuations increased sales by 1.5%.

At constant scope and exchange rates, sales increased by 8.7% (4.5% in the first quarter 2005 compared to the first quarter 2004, 9.7% in the second quarter 2005, 7.6% in the third quarter 2005 and 12.4% in the fourth quarter 2005).

LAFARGE 20-F - Annual Report 2005 - 61

Back to contents

The increase in sales was largely driven by favorable market conditions in North America, with higher prices and good volume growth.

Sales volumes of wallboard grew by 2.8% in 2005 to 694 million square meters. At constant scope volume growth was 3.7%.

Current Operating Income

Contributions to our current operating income by region, for the years ended December 31, 2005 and 2004, and the related percentage changes between the periods were as follows:

Current operating income	2005		Variation 2005/2004	2004
	(million euros)	(%)	(%)	(million euros)	(%)
Western Europe	77	51.0	4.1	74	56.1
North America	45	29.8	125.0	20	15.2
Other regions	29	19.2	(23.7)	38	28.7
TOTAL	151	100.0	14.4	132	100.0

Current operating income grew by 14.4% to 151 million in 2005 from 132 million in 2004. Currency fluctuations had a positive impact of 3 million euros.

At constant scope and exchange rates, current operating income increased by 12.8%. As a percentage of the Division’s sales, current operating income increased to 10.2% in 2005, from 9.8% in 2004. The overall impact of selling price increases more than matched the unfavorable variances of input costs represented mainly by higher energy prices (21 million euros), transportation delivery costs and raw materials prices. However, although prices were generally able to offset cost increases, such offsetting was not possible when market conditions were adverse or weakened in countries like South Korea, Poland or France.

Return on capital employed after tax(1) increased to 10.2% from 9.3%.

Western Europe

Sales

In Western Europe, sales grew by 4.1% to 766 million euros in 2005 up 736 million euros in 2004 with favorable volumes in the United Kingdom and Ireland, France and Italy. In Germany, volumes were down in a persistently weak market. Pricing conditions were overall favorable except in France where prices remained under pressure and could not be increased to a more satisfactory level.

Current Operating Income

In Western Europe current operating income improved by 4.1% to 77 million euros from 74 million euros in 2004. This increase was largely driven by the U.K., which recorded strong growth after a weaker 2004 which was adversely affected by higher sourcing costs. In France, current operating income was slightly down despite higher volumes, as the increase in selling prices did not fully offset the sharp rise in input costs.Current operating income was slightly up in Germany due to improved pricing and in Italy due to improved market conditions.

North America

Sales

In North America, sales in 2005 grew by 25.9% to 331 million euros from 263 million euros in 2004. A strong housing market kept demand for wallboard high. In addition, tight overall industry supply coupled with these good market conditions have led to a very favorable pricing environment. Five price increases were implemented in 2005.

Current Operating Income

In North America, current operating income improved by 125% to 45 million euros in 2005 from 20 million euros in 2004. Higher selling prices and continued strong demand drove the increase in profitability, more than offsetting increases in natural gas and raw material costs. For the second consecutive year, our two high-speed plants at Silver Grove and Palatka performed well at high levels of output.

Other Regions

Sales

In other regions our sales rose overall by 7.9% to 382 million euros in 2005 from 354 million euros in 2004. Good levels of activity were recorded in Turkey, Latin America, South Africa and Thailand. South Korea continued to face a depressed market while Australia was affected by a downturn in overall demand. Poland suffered from weaker market conditions, worsened by excess manufacturing capacity.

LAFARGE 20-F - Annual Report 2005 - 62

Back to contents

Current Operating Income

In other regions, current operating income declined by 23.7% to 29 million euros in 2005, compared to 38 million euros in 2004, essentially caused by lower income in South Korea, Australia and Poland.

Other (including holdings)

Sales

Sales of our other operations fell by 51%, to 25 million euros in 2005 from 51 million euros in 2004, following further divestments made in the lime and road marking activities.

Current Operating Income (Loss)

Current operating loss of our other operations, which includes central unallocated costs, rose to 60 million euros in 2005 compared to a loss of 34 million euros in 2004 partly due to accounting charges amounting to 13 million related to stock options and to an employee share purchase plan launched in April 2005 and to extra costs arising from the management of the internal control certification process under French and U.S. regulations, respectively the Loi de sécurité financière and the Sarbanes-Oxley Act (Section 404).

4.3 Operating income and net income

The table below shows the evolution of our operating income and net income for the years ended December 31, 2005 and 2004:

	2005	Variation 2005/2004	2004
	(million euros)	(%)	(million euros)
CURRENT OPERATING INCOME	2,357	7.1	2,201
Gains on disposals, net	37	(59.3)	91
Other operating income (expenses)	(157)	(28.0)	(218)
OPERATING INCOME	2,237	7.9	2,074
Finance (costs) income	(427)	(21.9)	(547)
Income from associates	38	(48.6)	74
INCOME BEFORE INCOME TAX	1,848	15.4	1,601
Income tax	(424)	58.8	(267)
NET INCOME	1,424	6.7	1,334
Out of which: Group share	1,096	4.8	1,046
Minority interests	328	13.9	288

Gains on disposals, net, represented a net gain of 37 million euros in 2005, compared to 91 million euros in 2004. In 2005, the net gain was generated by several transactions including the merger of our operations in China with Shui On operations to form the new Lafarge Shui On Joint Venture.

Other operating income (expenses), represented a net expense of 157 million euros in 2005, compared to a net expense of 218 million euros in 2004. In 2005, other expenses included essentially 85 million euros of exceptional asset amortization and depreciation, 53 million euros of restructuring costs, and 27 million euros of litigation expense. The main exceptional asset amortization and depreciation was a goodwill impairment amounting to 65 million euros, arising from our annual impairment test process and impacting, in particular, our cement reporting unit in the Philippines. The most significant restructuring costs were incurred in Germany in the roofing operations and in South Korea in the cement operations. Litigation expenses include in particular a 10 million euros fine paid to the Romanian Competition Council by our subsidiary Lafarge Romcim. Other income in 2005 included a 42 million euro gain as the result of the partial refund of a penalty paid in 1999 to the Greek State by Heracles, under a European Union judgment related to excessive state aid received in the mid 1980’s.

LAFARGE 20-F - Annual Report 2005 - 63

Back to contents

Operating income increased by 7.9% to 2,237 million euros, from 2,074 million euros in 2004.

Finance (costs) income, decreased by 21.9% to 427 million euros from 547 million euros in 2004.  Financial expenses, net, are comprised of financial expenses on net debt and other financial income and expenses. Financial expenses on net debt decreased by 5.8% to 419 million euros from 445 million euros in 2004, as the result of the decrease of the average level of our net debt. The average interest rate on our debt, including the swap effects, was 5.5% on December 31, 2005, unchanged as compared to December 31, 2004. Other financial income and expenses amounted to a net loss in 2005 of 8 million euros compared to a net loss of 102 million euros in 2004. This evolution is mainly explained by foreign exchange losses which amounted to 3 million euros in 2005 compared to 40 million euros in 2004 and by the changes in fair value of derivative instruments which generated a 1 million euros gain in 2005 compared to a 34 million euros loss in 2004.

Income from associates decreased by 48.6% to 38 million euros in 2005, from 74 million euros in 2004 as the result of the disposal in 2004 of our stake in Molins and in Carmeuse North America BV.

Income tax increased by 58.8% to 424 million euros in 2005 from 267 million euros in 2004. The effective tax rate for 2005 was 22.9% compared to the effective tax rate for 2004 of 16.7%. In 2005, our tax charge was negatively affected by a 57 million euros non-recurring charge arising from the repatriation by Lafarge North America Inc. of 1.1 billion U.S. dollars from Canada to the United States. This tax charge was, however, more than offset by the favorable impact of tax efficient restructurings amounting to 155 million euros and by the 50 million euro tax benefit from asset re-evaluations in Greece. The combined effect of these non-recurring items reduced our effective tax rate in 2005 by 8%. In 2004, our income tax benefited from 193 million euros of non-recurring savings which represented a decrease of our effective tax rate of approximately 13%.

Net income Group Share increased by 4.8% to 1,096 million euros in 2005 from 1,046 million euros in 2004. Net income Group Share represented 6.9% of sales in 2005, compared to 7.2% in 2004.

Minority interests increased by 13.9% to 328 million euros from 288 million euros in 2004. Minority interests increased as the result of improved net results in Greece, Nigeria, Serbia and Jordan and despite Lafarge North America Inc.’s weaker results in 2005 as a result of the one-off tax charge already mentioned.

Basic earnings per share was up 2.2% for 2005 at 6.39 euros compared to 6.26 euros in 2004. The basic average number of outstanding shares, excluding treasury shares outstanding during the year was 171.5 million (174.2 million shares at December 31, 2005), compared to 167.2 million in 2004 (169.1 million at December 31, 2004). Between December 31, 2004 and December 31, 2005 the increase in the number of shares arose essentially from the 4.0 million shares issued to shareholders opting to reinvest dividends distributed in June 2005 and from the employee share ownership scheme. Diluted earnings per share was up 3.4% to 6.34 euros compared to 6.13 euros in 2004.

Discussion of differences in Operating income under IFRS and U.S. GAAP

We prepare our financial statements in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. The individual differences are discussed in Note 36 to the consolidated financial statements. The impact of these U.S. GAAP reclassifications and adjustments are included in the condensed U.S. GAAP financial statements presented in Note 37 to the consolidated financial statements.

2005

After taking into account the adjustments noted below, our operating income under U.S. GAAP totaled 2,052 million euros (185 million euros lower than under IFRS) for the year ended December 31, 2005.

Proportionately consolidated entities. We account for various entities as proportionately consolidated for purposes of IFRS and as equity method investees for U.S. GAAP. In 2005, this change in consolidation method decreased our revenue and our operating income under U.S. GAAP compared to IFRS by 865 million euros and by 166 million euros, respectively.

Adjustments between IFRS and U.S. GAAP. Operating income was 19 million euros less under U.S. GAAP than under IFRS, apart from the effect of the proportionately consolidated entities discussed above. This decrease is primarily due to the following:

LAFARGE 20-F - Annual Report 2005 - 64

Back to contents

•

net reduction in impairment losses for U.S. GAAP purposes of 53 million euros;

•

increase in pension costs of 85 million euros;

•

decrease in stock-based compensation of 14 million euros;

•

increase in expense from other adjustments of 1 million euros.

2004

After taking into account the adjustments noted below, our operating income under U.S. GAAP totaled 1,811 million euros (263 million euros lower than under IFRS) for the year ended December 31, 2004.

Proportionately consolidated entities. We account for various entities as proportionately consolidated for purposes of IFRS and as equity method investees for U.S. GAAP. In 2004, this change in consolidation method decreased our revenue and our operating income under U.S. GAAP compared to IFRS by 1,065 million euros and by 171 million euros, respectively.

Adjustments between IFRS and U.S. GAAP. Operating income was 92 million euros less under U.S. GAAP than under IFRS, apart from the effect of the proportionately consolidated entities discussed above. The decrease is primarily due to the following:

•

net increase in impairment losses for U.S. GAAP purposes of 7 million euros;

•

increase in pension costs of 83 million euros;

•

decrease in stock-based compensation of 13 million euros;

•

increase in expense from other adjustments of 15 million euros.

4.4 Liquidity and capital resources

During the two-year period ended December 31, 2005, our main sources of liquidity have been:

•

cash provided by operating activities;

•

cash provided by the divestment of non-strategic assets;

•

cash provided by the issuance of debt and of our share capital.

These funds have been mainly used to finance a significant investment program (capital expenditures and acquisitions).

Components of the cash flow(million euros)	2005	2004
CASH FLOW FROM OPERATIONS	2,238	2,148
Changes in operating working capital items excluding financial expenses and income taxes	(352)	(271)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,886	1,877
Net cash (used in) investing activities	(1,684)	(972)
Net cash (used in) financing activities	(185)	(854)
INCREASE IN CASH AND CASH EQUIVALENTS	17	51

We believe, based on our current financial projections, that we have sufficient resources for our ongoing operations in both the near term and the long term.

Net cash provided by operating activities

Net cash provided by operating activities totaled 1,886 million euros in 2005, essentially unchanged compared to 2004. Cash flow from operations grew by 90 million euros to 2,238 million euros. The increase in operating working capital needs at 352 million euros resulted in particular from higher inventories and trade receivables at year end due to the strong level of activity in the last quarter. Trade receivables, measured by a Days Sales Outstanding ratio, recorded a slight improvement in 2005 compared to 2004.

Net cash (used in) investing activities

Funds used in investing activities amounted to 1,684 million euros in 2005 compared to 972 million euros in 2004. Investing activities are comprised of capital expenditures, investment subsidies received, investment in consolidated companies, investment in associates and in available-for-sale securities, disposals, and the changes in long-term receivables.

Capital expenditures totaled 1,454 million euros in 2005 compared to 1,133 million euros in 2004. Of this amount 57% were for the Cement Division, 25% were for Aggregates & Concrete, 9% were for Roofing, 7% were for Gypsum and 2% were for holdings and other activities.

LAFARGE 20-F - Annual Report 2005 - 65

Back to contents

Our capital expenditures for the ongoing upgrading and modernization of our existing facilities totaled 941 million euros in 2005, compared to 783 million euros in 2004. In 2005, 55% of these capital expenditures were in the Cement Division, 28% were for Aggregates & Concrete, 8% were for Roofing, 6% were for Gypsum, with the rest for holding companies and other activities.

In 2005, we also invested 513 million euros in capital expenditures for additional production capacity, including major projects such as:

•

the new cement plant in Tula, Mexico, for 62 million euros;

•

the new cement plant in Bangladesh, for 33 million euros;

•

the doubling of the Bouskoura cement plant capacity in Morocco for 26 million euros;

•

the second cement line in Dujiangyan for 14 million euros;

•

the construction of a cement grinding station in Vietnam for 13 million euros;

•

the modernization of the Buchanan, New York Gypsum drywall plant for 26 million euros;

•

the construction of a new clay tiles plant in Limoux, southern France for 22 million euros;

•

and a variety of smaller projects which amounted to 158 million euros in Cement, 92 million euros in Aggregates & Concrete, 42 million euros in Roofing, 20 million euros in Gypsum and 3 million euros in other activities.

Investment subsidies received amounted to 2 million euros in 2005.

In 2005, investment in consolidated companies amounted to 384 million euros, including cash acquired. The most significant acquisitions included (amounts are converted using the average yearly exchange rates):

•

the purchase of the minority interests held by State of Wisconsin Investment Board (“SWIB”) in our cement activities in South Korea, India and Japan for 107 million euros;

•

the Lafarge North America Inc. common stock repurchase for 80 million euros;

•

the acquisition of the assets of Ritchie Corporation in Kansas, United States, for 47 million euros with operations in the aggregates and ready mix activities;

•

the acquisition of Cementos Esfera, a grinding station in Spain, for 30 million euros;

•

the increase in ownership from 50% to 100% of Betecna shares, a Portuguese aggregates and concrete producer, for 30 million euros as a consequence of the termination of the aggregates and concrete joint venture between Lafarge and Cemex in Spain and Portugal.

Investment in associates and in available-for-sale securities amounted to 20 million euros in 2005, and included several small size acquisitions.

Disposals in 2005 amounted to 154 million euros and also included several small size transactions.

Long-term receivables, which include, in particular, loans to our equity affiliates and to proportionately consolidated companies decreased by 18 million euros.

Net cash (used in) financing activities

In general, we meet our long-term financing needs through bond issuances and the use of long-term instruments such as our Euro Medium-Term Notes program and bank loans. We currently have a Euro Medium-Term Notes program with a maximum available amount of 7,000 million euros, with approximately 3,512 million euros outstanding at December 31, 2005. We issued the following debt securities in 2005 and 2004 under this program:

•

on November 23, 2005, 500 million euros of bonds bearing a fixed interest rate of 4.25% with a 10-year and 4 months maturity;

•

on March 23, 2005, 500 million euros of bonds bearing a fixed interest rate of 4.75% with a 15-year maturity;

•

on July 16, 2004, 612 million euros of bonds in partial exchange for outstanding bonds with 2008 maturity. The new bonds bear a fixed interest rate of 5% with a 10-year maturity.

In 2005, two bond issues totaling 327 million euros were reimbursed at maturity (respectively 77 million euros in February 2005 and 250 million euros in March 2005). A 50 million euros of EMTN (private placement issued in 2000) was also reimbursed at maturity in October 2005.

In addition, in 2005 we repurchased 6,772,429 OCEANEs (Obligations Convertibles en Actions Nouvelles ou Échangeables) bearing a fix interest rate of 1.5% and representing a total face value of 860 million euros out of the 1,300 million euros issued in June 2001. In addition, 590 OCEANEs were converted into 619 shares. Therefore, 3,463,202 OCEANEs were outstanding as at December 31, 2005, representing a face value amount of 440 million euros. All remaining OCEANES were repaid on January 2, 2006, using short-term financings.

LAFARGE 20-F - Annual Report 2005 - 66

Back to contents

Short-term needs are mainly met through the issuance of domestic commercial paper as well as the use of credit lines.

We currently have two commercial paper programs:

•

a euro denominated Commercial Paper program, with a maximum available amount of 3,000 million euros. At December 31, 2005, 524 million euros of commercial paper were outstanding under this program;

•

a U.S. dollar denominated Commercial Paper program, set up by our subsidiary Lafarge North America Inc., for a maximum amount of 300 million dollars (254 million euros). At December 31, 2005, there was no commercial paper issued under this program.

We also maintain committed long-and-medium-term credit lines with various banks at the parent and subsidiary level to ensure the availability of funding on an as-needed basis. At December 31, 2005, these committed credit lines amounted to 3,740 million euros (compared to approximately 3,802 million euros at December 31, 2004). Of this amount, 3,467 million euros were available at December 31, 2005 (compared to approximately 3,682 million at December 31, 2004). The average maturity of these credit facilities was approximately 4.1 years at the end of 2005 versus 3.5 years at the end of 2004. The extension in the maturity of our credit facilities reflects a July 2005 amendment, which extended our 1,850 million euros syndicated facility by 9 months and the renegotiation and signing during 2005 of four credit facilities totaling 425 million euros, having maturities ranging from 2009 to 2012.

We have also increased our common stock over the last two years by 518 million euros, through the issuance of 8,767,490 shares as a result of:

•

the exercise by shareholders of their option to receive their dividends in shares rather than in cash;

•

the 2005 employees stock purchase plan; and

•

the exercise of options granted to employees.

Because we use external sources to finance a significant portion of our capital requirements, our access to global sources of financing is important. The cost and availability of unsecured financings are generally dependent on our short-term and long-term credit rating. Factors that are significant in the determination of our credit ratings or that otherwise could affect our ability to raise short-term and long-term financing include: our level and volatility of earnings, our relative positions in the markets in which we operate, our global and product diversification, our risk management policies and our financial ratios such as net debt to total equity and cash flow from operations to net debt. We expect credit rating agencies will focus, in particular, on our ability to generate sufficient operating cash flows to provide for the repayment of our debt. A deterioration in any of the previously mentioned factors or combination of these factors may lead rating agencies to downgrade our credit ratings, thereby increasing our cost of obtaining unsecured financing. Conversely, an improvement of these factors may lead rating agencies to upgrade our credit ratings.

As of the date of filing of this Report, the credit ratings for our short and long-term debt were as follows:

	Short-term	Long-term
Standard & Poor’s	A-2	BBB (stable)
Moody’s	NR	Baa2 (stable)

These ratings have been put on review on February 6, 2006 by Standard & Poor’s and Moody’s following the announcement of our offer to buy out Lafarge North America Inc.’s minorities.

Level of debt and financial ratios at December 31, 2005

See Note 25 to our consolidated financial statements for more information on debt.

Group funding policies

Our senior management establishes our overall funding policies. The intent of these policies is to ensure our ability to meet our obligations by maintaining a strong financial structure. This policy takes into consideration our expectations on the required level of leverage, coverage ratios, the average maturity of debt, interest rate exposure and the level of credit facilities. These targets are monitored on a regular basis. As a consequence of this policy, a significant portion of our debt is issued on a long-term basis. Most of this debt has been raised at fixed rates or has been converted into fixed rates using interest rate derivatives. We constantly maintain a significant amount of unused long-term committed credit lines.

LAFARGE 20-F - Annual Report 2005 - 67

Back to contents

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

Total debt, cash and cash equivalents

At December 31, 2005, our total debt amounted to 8,742 million euros (compared to 8,346 million euros in 2004). At the end of 2005, we reclassified 1,040 million euros of short-term debt (600 million euros at the end of 2004) into long-term debt, on the basis of our ability to refinance this obligation using the available funding provided by medium and long-term committed credit lines.

Long-term debt (excluding current portion) totaled 6,856 million euros compared with 6,959 million euros at year-end 2004. Approximately 52% of the 2005 long-term debt (excluding current portion) will mature after 2010. Long-term debt is largely comprised of fixed rate debt (after taking into account interest rate swaps). Most of this debt is denominated in euros, partially converted into foreign currencies through currency swaps.

At December 31, 2005, our short-term debt (including the current portion of long-term debt) amounted to 1,886 million euros. We are subject to fluctuations in our short-term debt due to the significant seasonality of our operations. We usually experience a slowdown in building activity during the winter season in our principal markets in Western Europe and North America, while working capital requirements tend to increase during the first semester.

At December 31, 2005, the average interest rate on our total debt was 5.5%, unchanged from December 31, 2004.

Our cash and cash equivalents amounted to 1,735 million euros at year-end and are denominated in euros, U.S. dollars and a number of other currencies.

See Section 4.6 (Market risks) and the Notes 25 and 26 to our consolidated financial statements for more information on our debt and financial instruments.

Net debt and net debt ratios

Our net debt, which includes put options on shares of subsidiaries and financial instruments totaled 7,221 million euros at December 31, 2005 (6,958 million euros at December 31, 2004).

Our net-debt-to-equity ratio stood at 59% at December 31, 2005 (compared to 70% at December 31, 2004).

Our cash flow from operations to net debt ratio was 31% at December 31, 2005 (unchanged from December 31, 2004).

See Section 4.1 (Overview - Reconciliation of our non-GAAP financial measures) for more details on these ratios.

Loan agreements

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

See Section 2,11 (Transfer of income and dividends from our subsidiaries).

As of December 31, 2005, certain of our subsidiaries had financing contracts with provisions requiring on-going compliance with financial covenants. These subsidiaries are located in Bangladesh, Brazil, Chile, China, India, Malaysia, Philippines, Great Britain and the United States. The debt associated with such covenants represented approximately 9% of the Group’s total debt. Given the dispersion of these contracts among various subsidiaries and the quality of the Group’s liquidity protection through its access to committed credit facilities, we believe that such covenants will not have a material impact on the Group financial situation.

See Note 25(e) to our consolidated financial statements.

Cash surpluses

In order to ensure that cash surpluses are used efficiently we have adopted, in a number of cases, cash pooling structures on a country-by-country basis. With the introduction of the euro, we have established a centralized cash management process for most of the euro-zone countries and we also have extended the centralization of cash management to significant European non-euro countries (such as the United Kingdom and Switzerland). Local cash pools have also been set-up in other parts of the Group.

Due to legal or regulatory constraints or national regulations, we do not operate a full worldwide centralized cash management program. However, the policies set by senior management tend to maximize cash recycling within the Group. When cash cannot be internally recycled, cash surpluses are to be invested in liquid, short-term instruments with at least two-thirds of any cash surplus being invested in instruments with a maturity of less than 3 months.

LAFARGE 20-F - Annual Report 2005 - 68

Back to contents

Effect of currency fluctuations on our results and balance sheet

The assets, liabilities, income and expenses of our operating entities are denominated in various currencies. Our consolidated financial statements are presented in euros. Thus, assets, liabilities, income and expenses denominated in currencies other than the euro must be translated into euros at the applicable exchange rate to be included in our consolidated financial statements.

If the euro increases in value against a currency, the value in euros of assets, liabilities, income and expenses originally recorded in that other currency will decrease. Conversely, if the euro decreases in value against a currency, the value in euros of assets, liabilities, income and expenses originally recorded in that other currency will increase. Thus, increases and decreases in the value of the euro can have an impact on the value in euros of our non-euro assets, liabilities, income and expenses, even if the value of these items has not changed in their original currency.

In 2005 we earned approximately 70% of our revenues in currencies other than the euro, with approximately 30% denominated in U.S. dollars or Canadian dollars.

Approximately 15% of our net income Group share was contributed by subsidiaries which prepare their financial statements in U.S. dollars or Canadian dollars. As a result, a 10% change in the U.S. dollar euro exchange rate and in the Canadian dollar/euro exchange rate would have an impact on our net income Group share of approximately 16 million euros, all other things being equal.

In addition, at the end of 2005, approximately 73% of our capital employed were located outside the member states of the European Monetary Union, with approximately 24% denominated in U.S. dollars or Canadian dollars.

4.5 Contractual and contingent commitments

The following table sets forth an estimate of our exposure to significant contractual obligations with respect to repayment of debt, payments under finance lease obligations and operating leases, exercisable purchase obligations held by third party shareholders and other purchase obligations and payments under other commitments.

The estimate of our exposure to significant contractual obligations is as follows:

(million euros)	Payment due per period			At December 31,
	Less than 1 year	1-5 years	More than 5 years	2005	2004
DEBT (1)	1,886	3,281	3,575	8,742	8,346
Of which finance lease obligations	5	14	16	35	34
Scheduled interest payments (2)	404	997	859	2,260	1,928
Net scheduled obligations on interest rate swaps (3)	(3)	(45)	(44)	(92)	(114)
Operating leases	207	405	251	863	724
Capital expenditures and other purchase obligations	1,037	571	294	1,902	978
Other commitments	75	56	46	177	219
TOTAL	3,606	5,265	4,981	13,852	12,081

(1)  See Note 25(b) to our consolidated financial statements.

(2)  Scheduled interest payments associated with variable rates of interest are computed on the basis of the rates in effect at December 31.

(3)  Scheduled interest payments of the variable leg of the swaps are computed on the rates in effect at December 31.

We expect to have the ability to refinance our debt obligations as they come due. Our short-term debt commitments due in 2006 amounted to 1,886 million euros at December 31, 2005 (including the current portion of long-term debt).

Future expected funding requirements of benefit payments related to our pension and postretirement benefit plans are not included in the above table, because future long term cash flows in this area are uncertain.

See Note 23 to our consolidated financial statements for further information on the amount reported under the “current portion” of pension and other employee benefits provisions in the balance sheet.

LAFARGE 20-F - Annual Report 2005 - 69

Back to contents

Put options on shares of associates and joint ventures (not included in the above schedule):

As part of the acquisition process of certain entities, we have granted third party shareholders the option to require us to purchase their shares at a predetermined price, according to fair market value. These shareholders are either international institutions, such as the European Bank for Reconstruction and Development, or private investors, which are essentially financial or industrial investors or the former shareholders of the relevant companies. In the event these shareholders exercise these options, our percentage ownership interest in the relevant company would increase. Assuming that all of these options were exercised, the purchase price to be paid by the Group, including net debt acquired, would amount to 305 million euros as of December 31, 2005. Based upon the terms of these agreements, a portion of the total amount could be exercised in 2006 and 2007 for 205 million euros and 38 million euros, respectively. The residual 62 million euros can be exercised starting in 2008.

We do not expect all of these options to be exercised as soon as they become exercisable. Some of these options have expiry dates. It is likely that those options will be exercised by such dates.

At December 31, 2005, we had outstanding collateral and other guarantees amounting to 751 million euros, comprised of 5 million euros of securities and pledged assets, 475 million euros of property collateralizing debt and 271 million euros of guarantees given.

Finally, the Group has granted indemnification commitments in relation to disposals of assets. Its exposure under these commitments is considered remote. The total amount of capped indemnification commitments still in force at December 31, 2005 was 412 million euros.

4.6 Market risks

We are exposed to foreign currency risk and interest rate risk. Other market risk exposures are generated by our equity investments, commodity prices changes, in particular on energy commodities, and counterparty risk.

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

We are subject to commodity risk with respect to price changes principally in the electricity, fuel, diesel and freight markets. We attempt to limit our exposure to changes in commodity prices by entering into long-term contracts and increasing our use of alternative fuels. From time to time, we use forward contracts to manage our exposure to these commodity risks.

At December 31, 2005, our commitments were mostly limited to forward purchase contracts and swaps, and were not significant.

See Note 26(e) to our consolidated financial statements for more information on financial instruments.

We are subject to equity risk with respect to our minority holdings in certain public companies. We occasionally enter into transactions with respect to our equity investments with financial institutions. We account for such instruments by taking the fair value at period end in accordance with applicable valuation rules. For the year ended December 31, 2005, the variation was positive in the amount of 14 million euros with respect to contracts limiting our exposure to equity risk. We believe we had no additional material exposure to such contracts. In addition, in regard to certain joint ventures and other acquisitions, we have entered into shareholders agreements, which have written call and put options with respect to our and our partners’ interests.

See Section 4.5 (Contractual Obligations and Contingent Commitments), as well as Notes 26(g) and 27 to our consolidated financial statements for more information on equity risk and on our exposure to these options.

In order to reduce our exposure to the risks of currency and interest rate fluctuations, we manage our exposure both on a central basis through our treasury department and in conjunction with some of our subsidiaries. We use various standard derivative financial instruments, such as forward exchange contracts, interest rate and currency swaps and forward rate agreements to hedge currency and interest rate fluctuations on assets, liabilities and future commitments, in accordance with guidelines established by our senior management.

LAFARGE 20-F - Annual Report 2005 - 70

Back to contents

We use financial instruments only to hedge existing or anticipated financial and commercial exposures. We undertake this hedging in the over-the-counter market with a limited number of highly rated counterparties. Our positions in derivative financial instruments are monitored using various techniques, including the fair value approach.

Foreign Currency Risk

Translation Risk

See Section 4.4 (Liquidity and Capital Resources—Effect of currency fluctuations on our results and balance sheet).

Transaction Risk

We are subject to foreign exchange risks as a result of our subsidiaries purchase and sale transactions in currencies other than their operating currencies.

With regard to transactional foreign currency exposures, our policy is to hedge all material foreign currency exposures through derivative instruments at the later of when a firm commitment is entered into or known. These derivative instruments are generally limited to forward contracts and standard foreign currency options, with terms generally less than one year. We also, from time to time, hedge future cash flows in foreign currencies when such flows are highly probable. We do not enter into foreign currency exchange contracts for other than hedging purposes.

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

As far as financing is concerned, our general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency, except  for subsidiaries operating in growing markets, where cash surpluses are invested, whenever it is possible, in U.S. dollars or in euros. A significant portion of our financing is in U.S. dollars, British pounds and U.S. dollars related currencies, reflecting our significant operations in these countries. Part of this debt was initially borrowed in euros at the parent company level then converted into foreign currencies through currency swaps. At December 31, 2005, before these currency swaps, 10% of our total debt was denominated in U.S. dollars and 16% was denominated in British pounds. After taking into account the swaps, our U.S. dollar denominated debt amounted to 25% of our total debt, while our British pound denominated debt represented 19%.

See Notes 25 and 26 to our consolidated financial statements for more information on debt and financial instruments.

Interest Rate Risk

We are exposed to interest rate risk through our debt and cash. Our interest rate exposure can be sub-divided into the following risks:

•

price risk for fixed-rate financial assets and liabilities.

By contracting a fixed-rate liability, for example, we are exposed to an opportunity cost in the event of a fall in interest rates. Changes in interest rates impact the market value of fixed-rate assets and liabilities, leaving the associated financial income or expense unchanged.

•

cash-flow risk for floating rate assets and liabilities.

Changes in interest rates have little impact on the market value of floating-rate assets and liabilities, but directly influence the future income or expense flows of the Company.

In accordance with the general policy established by our senior management we seek to manage these two types of risks, including the use of interest rate swaps and forward rate agreements. Our corporate treasury department manages our financing and hedges interest rate risk exposure in accordance with rules defined by our senior management in order to keep a balance between fixed rate and floating rate exposure.

Before taking into account the interest rate swaps, at December 31, 2005, 74% of our total debt was fixed rate. After taking into account these swaps, the portion of fixed debt in our total debt amounted to 66%.

See Notes 25 and 26 to our consolidated financial statements for more information on our debt and financial instruments.

Interest Rate Sensitivity

The table below provides information about our interest rate swaps and debt obligations that are sensitive to changes in interest rates.

LAFARGE 20-F - Annual Report 2005 - 71

Back to contents

For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates before swaps.

For interest rate swaps, the table presents notional amounts by contractual maturity dates and related weighted average interest rates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on effective rates at year-end.

Maturities of notional contract values (million euros)	At December 31, 2005
	Average rate (%)	2006	2007	2008	2009	2010	> 5 years	Total	Fair value
LIABILITIES
Long-term debt*	5.2	1,554	1,005	891	89	1,296	3,575	8,410	8,673
Fixed rate portion	5.6	1,123	780	745	64	330	3,416	6,458	6,718
Floating rate portion	3.7	431	225	146	25	966	159	1,952	1,955
Short-term bank borrowings	5.7	332	-	-	-	-	-	332	332
INTEREST RATE DERIVATIVES
Interest Rate swaps
Pay Fixed
Euro	6.1	100	151	70	-	-	-	321	(10)
Other currencies	4.8	5	4	-	9	-	-	18	0
Pay Floating
Euro	2.1	-	-	-	-	-	600	600	41
Other currencies	5.5	-	-	-	-	292	170	462	(5)
* Including the current portion of long-term debt.

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

LAFARGE 20-F - Annual Report 2005 - 72

Back to contents

Maturities of notional contract values	At December 31, 2005
(million euros)	2006	2007	2008	2009	2010	> 5 years	Total	Fair value
DEBT IN FOREIGN CURRENCIES
U.S. dollar	93	46	203	31	267	245	885	905
British pound	40	9	9	8	300	1,043	1,409	1,500
Other currencies	470	104	66	34	293	61	1,028	1,035
TOTAL	603	159	278	73	860	1,349	3,322	3,440
FOREIGN EXCHANGE DERIVATIVES :FORWARD CONTRACT PURCHASES AND CURRENCY SWAPS
U.S. dollar	460	-	-	-	-	-	460	2
British pound	491	-	-	-	-	-	491	(6)
Other currencies	164	-	-	-	-	-	164	0
TOTAL	1,115	-	-	-	-	-	1,115	(4)
FORWARD CONTRACT SALES AND CURRENCY SWAPS
U.S. dollar	1,716	-	-	-	-	-	1,716	(30)
British pound	726	3	-	-	-	-	729	3
Other currencies	288	-	-	-	-	-	288	(2)
TOTAL	2,730	3	-	-	-	-	2,733	(29)

Assumptions related to the sensitivity schedules above

Debt

The fair values of long-term debt were determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using an interest rate which takes into consideration the Company’s incremental borrowing rate at year-end for similar types of debt arrangements. Market price is used to determine the fair value of publicly traded instruments.

Financial instruments

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

4.7 Research and development

2005 was a particularly productive year for our research center, Lafarge Centre de Recherche (LCR), in terms of research and product development. Three prototypes of new innovative products are among some of LCR’s achievements that were positively tested on English, French and American markets in the Concrete and Aggregates portfolio, and positive results were registered in research done for the Gypsum and Cement Divisions. The dynamism generated by these recent years of success have made it possible to radically redirect the research portfolios towards the needs of our customers in the Divisions and the business units. The projects being developed for innovative products represent close to two-thirds of LCR’s overall portfolio compared to one-third ten years ago.

The number of patents filed during the same period increased in 2005. This is proof that we are more inventive and more aware of protecting and adding value to our intellectual property.

LAFARGE 20-F - Annual Report 2005 - 73

Back to contents

In the long term, LCR is decidedly committed to pursuing this dynamism by continuing to follow promising and reassuring directions. Prospective research topics are greatly influenced by sustainable construction requirements focusing particularly on reducing the level of CO2 emissions, developing less expensive energy solutions, offering more comfort to the users, and at the same time saving natural resources.

The aim to reduce the level of CO2 emissions in cement by 20% has channeled research towards cement substitution products (the “Cementitious” materials). These have been pursued and have given good results in terms of available raw material characterization and optimization of mixes made with these materials and cement.

The matrix organization by projects and “Competency Poles” has now proved to be completely effective. Project management has drawn research scientists closer to their customers in the Divisions and in the business units. It is now easier to better identify the most pertinent topics and significantly reduce the industrialization delays for the research results. On another hand, our organization in “Competency Poles” reinforces the depth of our scientific knowledge and ensures optimum capitalization.

Our Research Center employs approximately 220 people (December 31, 2005), 70 of which are PhD-engineers from ten different countries. About 15 application and development laboratories in the Divisions and subsidiaries throughout the world work very closely with the LCR teams. Total expenses for the Group’s research and development budget was 55 million euros in 2005 compared to 54 million euros in 2004.

LCR has developed more partnerships with the best universities and world-renowned research centers. Among these are MIT (Massachusetts Institute of Technology) and Princeton University in the USA, the Laval and Sherbrooke Universities in Canada, as well as the École Polytechnique and the CNRS (Centre national de la Recherche Scientifique) in France.

The results obtained in 2005 are described below:

•

Cement Division: research was pursued to find solutions for reduction of CO2 emissions as a means of ensuring long life to our activity, and to better use our various sources of cementitious materials, particularly pozzolans. Emphasis was made to develop potential market added value from differentiated products meeting our customers’ requirements (“functionalized cements”), and a tool capable of forecasting the behavior of our cement in ready mix concrete applications;

•

Aggregates & Concrete Division: three promising prototypes were validated after undergoing tests on various worksites: innovative concrete accelerating systems, producing slabs in large dimensions without joints and optimizing the use of sand from quarries in concrete applications. The range of self-placing Agilia® concretes was pursued with the assistance of our research teams;

•

Gypsum Division: innovative products aimed at improving the usage properties of the boards in such fields as aesthetics, durability in wet atmospheres and acoustic performance. Efforts in research have been focused also on making jointing compounds which accelerate worksite implementation. A second area of research pertains to improving the industrial performances of our plants in terms of reducing energy requirements for the drying process and fundamental understanding of the calcium sulfate. There is a permanent emphasis put on the quality of the products made;

•

Roofing Division: Research has focused its efforts on developing a tile made with a concrete base which provides high levels of performance in terms of durability. This requires perfectly controlling the phenomena leading to surface degradations and developing new facings with better performance.

4.8 Trend information

Overall, based on recent trends, markets are expected to remain favorable in 2006.

•

In Cement, price increases are expected to be above cost inflation. Overall we anticipate strong demand and solid price increases, with a few exceptions.

•

For Aggregates & Concrete, we expect overall modest growth in 2006 in the Aggregates business, with, however, solid growth in growing markets. Concrete markets should remain favorable on the whole.

•

In Roofing, we expect Western European markets to improve, with the exception of Germany where pricing will remain under pressure.

•

In Gypsum, 2006 should be favorable. Price increases should continue, though at a lower pace in North America compared to 2005.

As far as costs are concerned, after the record increases of the last two years, we expect energy and logistics costs to further increase in 2006. As in previous years, risk management policies and performance programs should help to mitigate the impact of these increases.

LAFARGE 20-F - Annual Report 2005 - 74

Back to contents

This trend information contains forward-looking statements regarding, among other matters, our expectations for future volume and pricing trends, demand for our products, energy costs and other market developments. These forward-looking statements reflect management’s estimates and beliefs based on currently available information and historical trends. However, actual results may differ significantly from the expectations expressed. Our business and financial results are exposed to cyclical activity of the construction sector, the effects of the weather and other climatic conditions, competition, developments in growing markets and other risks and uncertainties described under Chapter 2 (Risk factors).

LAFARGE 20-F - Annual Report 2005 - 75

Back to contents

5 Directors, Senior Management and Employees

LAFARGE 20-F - Annual Report 2005 - 76

Back to contents

5.1 BOARD OF DIRECTORS

78

Information on Directors

78

Independent Directors

80

Director’s Charter

81

5.2 EXECUTIVE OFFICERS

82

5.3 COMPENSATION

84

Directors’ fees

84

Compensation paid to senior management

85

Total compensation paid to Executive Officers in 2005

86

Severance arrangements benefiting our Chief Executive Officer and Chief Operating Officer

86

Pensions and other retirement benefits

86

5.4 BOARD AND COMMITTEES RULES AND PRACTICES

86

Missions and responsabilities of the Board Committees

87

Board and Committees practices

89

Board and Committees self-evaluation

91

Powers of our Chief Executive Officer

91

Code of ethics

92

5.5 MANAGEMENT SHARE OWNERSHIP AND OPTIONS

92

Senior Management stock options

92

Executive officers share ownership

94

5.6 EMPLOYEES

94

5.7 EMPLOYEE SHARE OWNERSHIP

96

Employee Share Offerings

96

Stock options plans

96

Stock options outstanding in 2005

97

LAFARGE 20-F - Annual Report 2005 - 77

Back to Contents

5.1 Board of Directors

Presently, the Board of Directors consists of fifteen members with complementary profiles and experiences.

A number of Board members have held positions within our Group and therefore know our activities well. Others are not as close to our business and bring other experiences, a global understanding of business matters and the ability to benchmark our activities against practices and standards in other industries.

In accordance with the Directors’ internal charter, each Board member must carry out his duties with full independence of mind. Proposals for the election of new Directors are made by the Nominations Committee.

Information on Directors

Bertrand Collomb: Chairman of the Board of Directors of Lafarge, 61, rue des Belles-Feuilles, 75116 Paris, France.

Mr. Collomb was appointed to the Board of Directors in 1987 and served as Chairman and Chief Executive Officer from 1989 to 2003. Prior to his appointment as Chairman and Chief Executive Officer, he held various executive positions within the Group, namely in North America, from 1975 to 1989 and in the French Ministry of Industry and governmental cabinets from 1966 to 1975. His term of office expires at the General Meeting approving financial statements for the financial year ended 2008. He is also Chairman of Lafarge North America Inc. and a company officer of several group subsidiaries. He is a Director of Total, Atco, and Vice Chairman of Unilever. He is a trustee of the International Accounting Standards Foundation (IASF). He is a member of the French Institute of International relations (Academy of moral and political sciences) and the Chairman of the French Association of Private Companies (‘‘AFEP’’). Mr. Collomb holds 57,598 Lafarge shares. He is 63 years old.

Bruno Lafont: Director and Group Chief Executive Officer, 61, rue des Belles-Feuilles, 75116 Paris, France.

Bruno Lafont was appointed as a Member of the Group’s Board of Directors on May 25, 2005. He is a graduate of the Hautes Études Commerciales business school (HEC 1977, Paris) and the École Nationale d’Administration (ENA 1982, Paris). He started his career at Lafarge in 1983 as an internal auditor in the Finance Department. In 1984, he joined the Sanitaryware Division (no longer part of the Group) as Chief Financial Officer in Germany. He was then successively in charge of the Division’s Finance Department (1986-1988) and the International Development Department, based in Germany (1988-1989). In 1990, he was appointed Vice-President for Lafarge Cement and Aggregates & Concrete operations in Turkey and the Eastern Mediterranean zone. In 1995, Mr. Lafont was appointed Group Executive Vice-President, Finance, then Executive Vice-President of the Gypsum Division in 1998. In May 2003, Mr. Lafont joined the Group’s General Management as Chief Operating Officer and was appointed Group Chief Executive Officer effective January 1, 2006. His term of office expires at the General Meeting approving financial statements for the financial year ended 2008. Mr. Lafont holds 5,117 Lafarge shares. He is 49 years old.

Bernard Kasriel: Vice-Chairman of the Board, 61, rue des Belles-Feuilles, 75116 Paris, France.

Mr. Kasriel was appointed to the Board of Directors in 1989 and is Vice-Chairman of the Board since 1995.  Bernard Kasriel was Chief Executive Officer of Lafarge from 2003 to 2005. Prior to his current position, he was Vice-Chairman Chief Operating Officer from 1995 to 2003 and Chief Operating Officer between 1989 and 1995. He served as Senior Executive Vice-President from 1982 to 1989, President and Chief Operating Officer of National Gypsum in Dallas, Texas, from 1987 to 1989 and held various executive positions within the Group since he joined Lafarge in 1977. From 1975 to 1977, he served as Senior Executive Vice-President of the Société Phocéenne de Métallurgie, and from 1972 to 1974 he served as Chief Executive Officer of Braud. Mr. Kasriel began his career in 1970 at the Institut du Développement Industriel. He is Vice-Chairman of Lafarge North America Inc. and holds various executive positions in the subsidiaries of Lafarge. His term of office expires at the General Meeting approving financial statements for the financial year ended 2005. Mr. Kasriel is a Director of L’Oréal (France) and Sonoco Products Company. Mr. Kasriel holds 18, 124 Lafarge shares. He is 59 years old.

Jacques Lefèvre: Vice-Chairman of the Board, 61, rue des Belles-Feuilles, 75116 Paris, France.

Jacques Lefèvre was appointed to the Lafarge Board of Directors in 1989 and has been Vice-President since 1995. He served as Vice-President and Chief Operating Officer from 1995 to 2000. Prior to this position, he served as Chief Operating Officer from 1989 to 2000, Group Chief Operating Officer from 1987 to 1989, Executive Vice-President, Finance from 1980 to 1987 as well as various management positions in the Group since 1974. His term of office expires at the General Meeting approving financial statements for the financial year ended 2005. He holds various executive positions in the subsidiaries of Lafarge. He is Chairman of the Supervisory Board of the Compagnie de Fives Lille (France), Director of Société Nationale d’Investissement (Morocco), Cimentos de Portugal and of Petrokazakhstan Inc. (Canada). Mr. Lefèvre holds 14,971 Lafarge shares. He is 67 years old.

LAFARGE 20-F - Annual Report 2005 - 78

Back to contents

Michael Blakenham: Director, 1 St. Leonard’s Studios, Smith Street, London SW3 4EN, United Kingdom.

Michael Blakenham was appointed to the Lafarge Board of Directors in 1997. He is trustee of The Blakenham Trust (UK). He was previously President of the British Trust for Ornithology from 2001 to 2005. He was previously a partner of Lazard Partners from 1984 to 1997, Chairman of Pearson Plc. (UK) from 1983 to 1997, of the Financial Times (UK) from 1984 to 1993 and of the Royal Botanic Gardens Kew from 1997 to 2003 as well as a member of the Committees of the House of Lords on Sustainable Development and science and technology. His term of office expires at the General Meeting approving financial statements for the financial year ended 2006. He is a Director of Sotheby’s Holdings Inc. (US) and chaired a commission on the governance of the National Trust (UK). Lord Blakenham holds 1,806 Lafarge shares. He is 68 years old.

Jean-Pierre Boisivon: Director, 6, rue Clément-Marot, 75008 Paris, France.

Jean-Pierre Boisivon was appointed to the Lafarge Board of Directors in 2005. He held responsibilities both in education and in businesses. He was a university professor from 1980 to 2000, at the University of Paris II Panthéon Assas, then headed the Department of evaluation and trends of the French Ministry of Education from 1987 to 1990, as well as the Essec group from 1990 to 1997. He also served as Deputy Chief Operating Officer of the Caisse d’Épargne de Paris from 1978 to 1985 and General Secretary of the Union des Banques à Paris from 1978 to 1985. His term of office expires at the General Meeting approving financial statements for the financial year ended 2008. He is Chairman of the Board of Directors of the Centre National d’Enseignement à Distance (CNED), Deputy general manager of the Institut de l’Entreprise and Chairman of the organizing committee of the labour exposition “Un des meilleurs ouvriers de France”. Mr. Boisivon holds 1,150 Lafarge shares. He is 65 years old.

Michel Bon: Director, 12, rue Léon Jost, 75017 Paris, France.

Michel Bon was appointed to the Lafarge Board of Directors in 1993. He is President of the Institut Pasteur and Chairman of the Supervisory Board of Éditions du Cerf. He previously served as Chairman and Chief Executive Officer of France Telecom from 1995 to 2002, and Chief Operating Officer, then Chief Executive Officer of Carrefour from 1985 to 1992. His term of office expires at the General Meeting approving financial statements for the financial year ended 2008. He is a Director of Sonepar (France) and the Banque Transatlantique (France) and senior adviser of the consultancy firm Dôme Close Brothers and Permira. Mr. Bon holds 3,716 Lafarge shares. He is 62 years old.

Philippe Charrier: Director, 96, avenue Charles De Gaulle, 92200 Neuilly-sur-Seine, France.

Philippe Charrier was appointed to the Lafarge Board of Directors in 2005. He has been Chairman and Chief Executive Officer of Procter & Gamble France since 1999. He joined Procter & Gamble in 1978 and held various financial positions before serving as Chief Financial Officer from 1988 to 1994, Marketing Director in France from 1994 to 1996 and Chief Operating Officer of Procter & Gamble Morocco from 1996 to 1998. His term of office expires at the General Meeting approving financial statements for the financial year ended 2008. He is Chairman of the Board of Directors of Alphident and Dental Emco S.A., a Director of Éco Emballages, the Fondation HEC, AFISE (French association of detergents, maintenance and industrial hygiene), the Community of European Management Schools and of the Institut de Liaisons et d’Études des Industries Économiques (France). He is also Vice Chairman of Entreprise et Progrès. Mr. Charrier holds 1,451 Lafarge shares. He is 51 years old.

Oscar Fanjul: Director, Paseo de la Castellana, 28-5, ES-28046 Madrid, Spain.

Oscar Fanjul was appointed to the Lafarge Board of Directors in 2005. He hold a PhD in economy and was professor at the Universidad Autonoma de Madrid, as well as invited professor at Harvard University and at the Massachussets Institute of Technology. He began his career in 1972 working for the industrial holding I.N.I. (Spain), was then Technical General Secretary and Under-Secretary at the Spanish Ministry of Energy from 1983 to 1984 and President and Founder of Repsol YPF (Spain) from its creation in 1988 to 1996. His term of office expires at the General Meeting approving financial statements for the financial year ended 2008. He is Honorary Chairman of Repsol YPF, Vice Chairman Chief Executive Officer of Omega Capital, S.L., a Director of Unilever, Marsh & Mc Lennan Company, the London Stock Exchange, Acerinox (Spain), Technicas Reunidas (Spain) and a member of the Supervisory Board of the Carlyle Group in Europe and of Sviluppo Italia. He is also International adviser with Goldman Sachs. Mr. Fanjul holds 1,143 Lafarge shares. He is 56 years old.

LAFARGE 20-F - Annual Report 2005 - 79

Back to contents

Guilherme Frering: Director, 12 Stanhope Gate, London W1K 1AW, United Kingdom.

Guilherme Frering was appointed to the Lafarge Board of Directors in 1997. He is Managing Director of  Tellus (UK) Limited (UK). He is President of the Instituto Desiderata (Brazil) and served as President of Caemi Mineraçao e Metalurgia S.A. (Brazil) from 1990 to 1997. He is President of Cimento Maua, a Group subsidiary. His term of office expires at the General Meeting approving financial statements for the financial year ended 2006. Mr. Frering holds 2,394 Lafarge shares. He is 47 years old.

Juan Gallardo: Director, Monte Caucaso 915–4 piso, Col. Lomas de Chapultepec C.P., MX 11000 Mexico.

Juan Gallardo was appointed to the Lafarge Board of Directors in 2003. His term of office expires at the General Meeting approving financial statements for the financial year ended 2008. He has been Chairman of Grupo Embotelladoras Unidas S.A. de C.V. (Mexico) since 1985. He is President of the Fondo Mexico and Vice-President of Home Mart Mexico. He is a Director of Nacional Drogas (Mexico), Grupo Mexico and Caterpillar Inc. (U.S.), member of the International Advisory Council of Textron Inc. and of the Mexican Business Roundtable. Mr. Gallardo holds 1,500 Lafarge shares. He is 58 years old.

Alain Joly: Director, 75, quai d’Orsay, 75007 Paris, France.

Alain Joly was appointed to the Lafarge Board of Directors in 1993. He is Chairman of the Supervisory Board of Air Liquide (France) and holds various executive positions in the subsidiaries of this company. He was previously Chairman and Chief Executive Officer of Air Liquide from 1995 to 2001 and Chief Operating Officer from 1985 to 1995. His term of office expires at the General Meeting approving financial statements for the financial year ended 2008. He is a Director of BNP-Paribas. Mr. Joly holds 2,628 Lafarge shares. He is 67 years old.

Raphaël de Lafarge: Director, 28, quai Claude-Bernard, 69007 Lyon, France.

Raphaël de Lafarge was appointed to the Lafarge Board of Directors in 1982. He was Director of Borgey from 1994 to 2003. His term of office expires at the General Meeting approving financial statements for the financial year ended 2006. Mr. de Lafarge holds 44,779 Lafarge shares. He is 63 years old.

Michel Pébereau: Director, 3, rue d’Antin, 75002 Paris, France.

Michel Pébereau was appointed to the Lafarge Board of Directors in 1991. Michel Pébereau is Chairman of BNP-Paribas (France) and holds various executive positions in the subsidiaries of this company. He was previously Chairman and Chief Executive Officer of BNP-Paribas from 1993 to 2003, Chief Operating Officer and subsequently Chairman and Chief Executive of the Crédit Commercial de France from 1982 to 1993. His term of office expires at the General Meeting approving financial statements for the financial year ended 2006. He is a Director of Total and Saint-Gobain (France), member of the Supervisory Board of Axa, President of the Institut de l’Entreprise and non-voting Director of Galeries Lafayette (France). Mr. Pébereau holds 2,108 Lafarge shares. He is 64 years old.

Hélène Ploix: Director, 162, rue du Faubourg-Saint-Honoré, 75008 Paris, France.

Hélène Ploix was appointed to the Lafarge Board of Directors in 1999. Mrs. Ploix is Chairman of Pechel Industries Partenaires. She previously served as Special Counsel for the single currency at KPMG Peat Marwick from 1995 to 1996. She was previously Deputy Chief Operating Officer of the Caisse des Dépôts et Consignations (France) and Chairman and Chief Executive Officer of CDC Participations from 1989 to 1995, Chairman of the Caisse Autonome de refinancement, Chairman of the Supervisory Board of CDC Gestion and Chairman of CDC Participations. Her term of office expires at the General Meeting approving financial statements for the financial year ended 2008. She is a Director of Publicis Groupe (France), BNP-Paribas (France), Ferring S.A., (Switzerland) and the Boots Group Plc. (UK) and as a result of her position at Pechel Industries, a Director of non-listed companies. Mrs. Ploix holds 1,971 Lafarge shares. She is 61 years old.

There are no conflicts of interest of the Directors between any duties owed to us and their private interests.

To our knowledge, no Director was, during the previous five years, convicted of fraudulent offenses, associated with a bankruptcy, receivership or liquidation, subject to official public incrimination and/or sanctions, or disqualified by a court from acting as a Director or in the management or conduct of the affairs of any issuer.

See Section 5.5 (Management share overship and options) for more information on options granted to our Directors.

Independent Directors

Our Board of Directors is comprised of nine independent Directors: Mrs. Hélène Ploix and Messrs. Michael Blakenham, Jean-Pierre Boisivon, Michel Bon, Philippe Charrier, Oscar Fanjul, Juan Gallardo, Raphaël de Lafarge and Alain Joly.

LAFARGE 20-F - Annual Report 2005 - 80

Back to contents

The Board of Directors has followed the recommendations of the Report of the working group set up by the French employers’ associations, the MEDEF and AFEP-AGREF, which was chaired by Daniel Bouton (Chairman and CEO of Société Générale), and entitled “Promoting Better Corporate Governance In Listed Companies”, in its assessment of independent Directors, but without applying the recommended 12-year limitation on length of service as a Director. The Board considers that in a long-term business such as ours, where management is stable, serving as Director for a long period of time can bring more experience and authority and can increase Director independence. Messrs. Michel Bon, Raphaël de Lafarge and Alain Joly have been serving as Directors of Lafarge for over 12 years.

Although the criteria for the determination of Director independence under the Bouton report differ from those found in the rules and regulations of the U.S. Securities and Exchange Committee (the “SEC”) and the NYSE, a majority of the members of our Board of Directors may be deemed independent under the SEC and NYSE criteria. As prescribed by our Board’s internal regulations, all of the members of our Audit Committee are “independent” Directors under the criteria set by the Board of Directors and all meet the standards for Director independence of the SEC and the NYSE. Two thirds of the members of our Nominations Committee and Remunerations Committee qualify as “independent” Directors in accordance with our Board’s internal regulations, which provides that a majority of its members must qualify as “independent”, whereas NYSE rules establish for U.S. domestic issuers that all the members of Nominating and Compensation Committees should be independent. We do not have a separate corporate governance committee composed exclusively of independent Directors, as provided for under the NYSE rules for U.S. domestic issuers, this function being performed collectively by the Board of Directors and its Committees, as described in Section 5.4 (Board and Committees rules and practices) below.

Furthermore, the Board of Directors, after having reviewed the composition of its Audit Committee, has determined that Mrs. Hélène Ploix qualifies as the Committee’s financial expert in accordance with the Audit Committee financial expert requirements set by the SEC.

See Section 5.4 (Board and Committees rules and practices - Board and Committees practices) for the list of Committees members.

Director’s Charter

The full text of the Lafarge Director’s Charter, in the form approved by our Board of Directors at its meetings held May 20, 2003 and December 10, 2003 is set out below:

Preamble

In accordance with the principles of corporate governance, a Director carries out his duties in good faith, in such a manner as, in his opinion, best advances the interests of the Company and applying the care and attention expected of the normally careful person in the exercise of such office.

1. Competence

Before accepting office, a Director must satisfy himself that he has become acquainted with the general and special obligations applying to him. He must, in particular, acquaint himself with the legal and statutory requirements, the Company by-laws (statuts), the current internal rules and any supplementary information that may be provided to him by the Board.

2. Defending the corporate interest

A Director must be an individual shareholder and hold such number of shares of the Company required by the articles of association (statuts), i.e., a number as representing in the aggregate a nominal value of at least 4,572 euros which amounts to 1,143 shares, registered in the share register in nominal form; where he does not so hold any shares at the time of taking office, he must take steps to acquire them within three months.

Every Director represents the body of shareholders and must in all circumstances act in their interest and that of the Company.

3. Conflicts of interest

A Director is under the obligation to inform the Board of any situation involving a conflict of interests, even of a potential kind, and must refrain from taking part in any vote on any resolution of the Board where he finds himself in any such a conflict of interests situation.

4. Diligence

A Director must dedicate the necessary time and attention to his office, whilst respecting the legal requirements governing the accumulation of several company office appointments. He must be diligent and take part, unless impeded from doing so for any serious reason, in all meetings of the Board and, where necessary, of any Committee (as defined under article 2 above) to which he may be belong.

5. Information - Confidentiality

A Director is bound by the obligation to keep himself informed for the purposes of being able to contribute in a useful manner on the matters for discussion on the Board agenda.

LAFARGE 20-F - Annual Report 2005 - 81

Back to contents

With regard to information which is not within the public domain and which he has acquired whilst in office, a Director must consider himself bound by a duty of professional secrecy which goes beyond the simple obligation to maintain discretion as provided for by law.

6. Training

Every Director may, in particular at the time of his election to the Board and where he deems it necessary so to do, take advantage of training on the specificities of the Company and the Group, its professions, sector of activity, organisation and particular financial circumstances.

7. Loyalty

A Director is bound by an obligation of loyalty. He must not, under any circumstances, do anything capable of causing damage to the Company or any of the other companies in the Group. He may not personally take on any responsibilities, within any undertakings or businesses having any activity competing with those of Lafarge without first notifying the Board of Directors thereof.

8. Privileged information – Shares transactions

A Director must not carry out any transactions involving Company shares except within the framework of the rules determined by the Company. He must make a statement to Lafarge concerning any transactions involving Lafarge shares carried out by him within five days of any such transaction.

9. Independence

A Director undertakes in all circumstances to maintain his independence of thought, judgment, decision and action and will resist all pressure, of whatsoever kind or from whatsoever origin.

A Director will undertake to forebear from seeking or accepting from the Company, or any other company linked to it, either directly or indirectly, any personal benefits likely to be deemed to be of such a nature as might compromise his freedom of judgment.

10. Agreements in which Directors have an interest

The Directors are obliged to inform the Chairman promptly of any relations capable of existing between the companies in which they have a direct interest and the Company. The Directors must also, in particular, notify the Chairman of any agreement covered by article L. 225-38 et seq. of the French Commercial Code which either they themselves, or any company of which they are Directors or in which they either directly or indirectly hold a significant number of shares, have entered into with the Company or any of its subsidiaries. These provisions do not apply to agreements in the ordinary course.

11. Information on Directors

The Chairman oversees that the Directors receive from the Chief Executive Officer, in sufficient time, the information and documents needed for fully performing their duties. Similarly, the Chairman of each of the said Committees oversees that every member of his Committee has the information needed for performing his duties.

Prior to every meeting of the Board (or of every Committee), the Directors must thus receive in sufficient time, a file setting out all the items on the agenda. Any Director who was unable to vote because not fully apprised of the issue is under a duty to inform the Board and to insist on receiving the indispensable information. Generally, every Director receives all the information necessary for performing his duties and may arrange to have delivered to him by the Chairman all the useful documents. Similarly, the Committee Chairmen must supply the members of the Board, in sufficient time, with the reports they have prepared within the scope of their duties.

The Chairman oversees that members of the Board are apprised of any principal relevant items of information, including any criticism, concerning the Company, in particular, any press articles or financial analysis reports.

Meetings, during which any Director may make presentations and discuss with the Directors in his sector of activity, are organised on a regular basis by the Chairman of the Board of Directors, during or outside Board meetings.

Every Director is entitled to request from the Chairman the possibility of having a special meeting with the Group management, without the presence of the Chief Executive Officer or the Chief Operating Officers, in the fields that interest them.

5.2 Executive officers

Since January 1, 2006, our Executive Committee headed by Mr. Bruno Lafont, Group Chief Executive Officer is comprised of the following other members:

Michel Rose: Group Chief Operating Officer Cement, 61, rue des Belles-Feuilles, 75116 Paris, France.

Michel Rose (born in 1943) is an engineering graduate of “École des Mines de Nancy” (1965) and holds a MBA of the IMI in Geneva (1977). He joined the Group as a plant engineer in 1970 and subsequently became a department manager in the Group’s Research Center in 1975, and then Director of Internal Communications for the Group in 1978. After heading Group activities in Brazil from 1980 to 1983, he was appointed Executive Vice-President of Human Resources and Corporate Communications in 1984 and then CEO of the Biotechnology Unit in 1986. In 1989, he was appointed Senior Executive Vice-President. Michel Rose was Chairman and Chief Executive Officer of Large North America from 1992 to 1996. On his return, he oversaw Lafarge’s operations in the growing markets through 2000. He chairs the Executive Committee of the Cement Division since September 12, 2000.

LAFARGE 20-F - Annual Report 2005 - 82

Back to contents

Ulrich Glaunach: Group Executive Vice-President Cement, 61, rue des Belles-Feuilles, 75116 Paris, France.

Dr. Ulrich Glaunach (born in 1956) holds a doctorate in economic sciences from the university of Vienna (1980) and an MBA from INSEAD in Fontainebleau (1982). Prior to his career with Lafarge, Ulrich Glaunach has held marketing and general management positions with Unilever, Braun, Tempo and Moulinex. Ulrich Glaunach joined Lafarge in 1995 as President of Lafarge Perlmooser, Austria, and became Chief Operating Officer of the newly created Roofing Division in 1998. Since 2000, Ulrich Glaunach has been Executive Vice-President of the Roofing Division and member of the Executive Committee. Ulrich Glaunach is Group Executive Vice-President Cement since January 1, 2006.

Guillaume Roux: Group Executive Vice-President, Cement, 61, rue des Belles-Feuilles, 75116 Paris, France.

A graduate from the Institut d’Études Politiques in Paris, Guillaume Roux (born in 1959) joined the Lafarge Group in 1980 as an internal auditor for Lafarge Cement, France. He was appointed Chief Financial Officer of the Biochemicals Unit in the United States from 1989 to 1992, before returning to Lafarge headquarters to head a mission for the Finance Department. In 1996, he was sent back to the United States as Vice-President of Marketing for Lafarge North America Inc. In 1999, he was appointed Chief Executive Officer of Lafarge operations in Turkey and then in 2002, Executive Vice-President of the Cement Division’s operations in Southeast Asia. Guillaume Roux has been Group Executive Vice-President Cement since January 1, 2006.

Jean-Charles Blatz: Group Executive Vice-President Aggregates & Concrete, 61, rue des Belles-Feuilles, 75116 Paris, France.

A graduate of the Institut d’Études Politiques in Paris with a Masters in civil law, Jean-Charles Blatz (born in 1944) has devoted his entire career to Lafarge. He joined the Lafarge Group in 1970 as head of Organization and Methods for Lafarge Cements, France. In 1973, he was appointed Vice-President of Administration and Finance for Allia, a subsidiary of the Sanitaryware Division, and then Financial Director of Lafarge-Coppée. From 1989 to 1993, he was Vice-President of Cementia and managed the Group’s development in Central Europe. From 1993 to 1994, he was Vice-President of Performance Aggregates & Concrete. Jean-Charles Blatz was then named Executive Vice-President of the Mediterranean Region and Trading for the Cement Division. Since 2004, he has been Group Executive Vice-President Aggregates & Concrete and a member of the Executive Committee.

Jean-Christophe Barbant: Group Executive Vice-President Roofing, Frankfurter Landstrasse 2-4, DE 61437 Oberursel, Germany.

Jean-Christophe Barbant (born in 1963) graduated from École Polytechnique (1982) and the ENSM engineering school in Paris. He began his career at the French Ministry of Industry in 1988, and then moved to the Ministry of Transport and Infrastructure in 1993. He joined Lafarge Gypsum as Vice-President in 1995 with responsibility for purchasing and strategy. In 1997, he was appointed Senior Vice-President of Northern Europe for the Gypsum Division. In 2000, he became Vice-President for Corporate e-business. In May 2003, he was named Deputy Executive Vice-President of the Roofing Division, which is based in Germany. Jean-Christophe Barbant is Group Executive Vice-President Roofing since January 1, 2006.

Isidoro Miranda: Group Executive Vice-President Gypsum, 61, rue des Belles-Feuilles, 75116 Paris, France.

With a Doctorate (PhD) in engineering from Navarre University (Spain), Senior Visiting Scholar at Stanford (U.S.A.) and a MBA from Insead, Isidoro Miranda (born in 1959) began his career in a strategic consulting firm in London and Paris. He joined the Lafarge Group in 1995 as the Director of Group Strategic Research, before being named the Chief Executive Officer of Lafarge Asland, the Cement subsidiary in Spain. In 2001, he was named Executive Vice-President of the Cement Division and a member of the Executive Committee. Since May 2003, he has been Group Executive Vice-President Gypsum.

Jean-Jacques Gauthier: Group Executive Vice-President Finance, 61, rue des Belles-Feuilles, 75116 Paris, France.

Jean-Jacques Gauthier (born in 1959) joined the Group in February 2001. After graduating in law and economics, he began his career with Arthur Young. Between 1986 and 2001, he held several positions in the Matra Group in France and the United States. In 1996, he was named Chief Financial Officer of the Franco-British venture Matra Marconi Space, and between 2000 and 2001, he served as CFO of Astrium. After joining the Lafarge Group in 2001, Jean-Jacques Gauthier has been Group Executive Vice-President Finance and a member of the Executive Committee.

LAFARGE 20-F - Annual Report 2005 - 83

Back to contents

Christian Herrault: Group Executive Vice-President Organization and Human Resources, 61, rue des Belles-Feuilles, 75116 Paris, France.

A graduate of École Polytechnique (1982) and the ENSM engineering school of Paris, Christian Herrault (born in 1951) joined the Group in 1985, taking responsibility for strategy and development in the Bioactivities Unit. Between 1987 and 1992, he was Chief Operating Officer for the Seeds Unit, first in the United States, then in France, and then managed the Glutamates business from 1992 to 1994. In 1995, he was named Chief Executive Officer of the Aluminates & Admixtures Unit (no longer part of the Group). In 1998, he was named Group Executive Vice-President Organization and Human Resources and joined the Executive Committee.

There are no conflicts of interest of the members of the Executive Committee between any duties owed to us and their private interests.

To our knowledge, during the previous five years, no member of the Executive Committee was convicted for fraudulent offenses, associated with a bankruptcy, receivership or liquidation, subject to official public incrimination and/or sanctions or disqualified by a court from acting as a Director or from acting in the management or conduct of the affairs of any issuer.

5.3 Compensation

Directors’ fees

The General Meeting of May 28, 2001 established the maximum aggregate amount of Directors’ fees to be paid in 2001 and in each subsequent year at 609,796 euros.

Each of our Directors is currently entitled to receive a fixed fee of 15,245 euros per year (increased by 25% for the Chairmen of our Committees). A Director who is appointed or whose office terminates during the course of the year is entitled to 50% of the fixed fee.

In 2005, an additional fee of 1,666 euros was payable to each Director for each meeting attended of our Board of Directors or of one of its Committees.

The total amount of Director’s fees paid in 2006 (with respect to the 2005 fiscal year) was 457,402 euros, which is the same level of fees as paid for each of the 2004 and 2003 fiscal years.

DIRECTORS	DIRECTORS’ FEES FOR 2005 PAID IN 2006
(EUROS)
Bertrand Collomb	25,241
Bernard Kasriel	26,907
Jacques Lefèvre	31,905
Michael Blakenham	30,239
Jean-Pierre Boisivon*	17,619
Michel Bon	36,903
Philippe Charrier*	17,619
Oscar Fanjul*	15,953
Juan Gallardo	31,905
Guilherme Frering	26,907
Alain Joly	40,715
Raphaël de Lafarge	31,905
Bruno Lafont*	12,621
Michel Pébereau	35,717
Hélène Ploix	35,717
Patrice le Hodey**	14,287
Jean Keller**	12,621
Robert W. Murdoch**	12,621
TOTAL	457,402
* New Directors elected in May 2005. ** Members that resigned in May 2005.

LAFARGE 20-F - Annual Report 2005 - 84

Back to Contents

Compensation paid to senior management

Our Remuneration Committee is responsible for recommending to our Board of Directors a remuneration policy for our Chairman, Chief Executive Officer and Chief Operating Officers (our “senior management”). The Remuneration Committee, in establishing the remuneration policy, seeks guidance from outside consultants on the market practices of comparable companies.

In 2005, our senior management was composed of Bertrand Collomb (Chairman), Bernard Kasriel (Chief Executive Officer), Michel Rose and Bruno Lafont (Chief Operating Officers). Their remuneration was composed of a fixed portion and a performance-based portion, which may be up to 80% of the fixed remuneration for our Chairman, 160% of the fixed remuneration of our Chief Executive Officer and 120% of the fixed remuneration for our Chief Operating Officers. All remuneration received by members of senior management with respect to the various offices they hold within our consolidated subsidiaries is imputed with respect to the fixed portion.

Approximately two-thirds of the performance-related pay of the Chairman and three-fourths of the performance-related pay of the Chief Executive Officer and Chief

Operating Officers is based on the financial results of the Group in comparison to the objectives established at the beginning of the year, and approximately one third of the performance related pay of the Chairman and one fourth of the performance related pay of the Chief Executive Officer and Chief Operating Officers is based on their individual performance over the course of the year.

For 2005, the financial criteria used to determine the performance related pay were the increase in economic value added, which reflects the return on capital employed, the increase of the net income per share and the relative return on investment of Lafarge assets as compared to its competitors. The portion based on individual performance is determined in part by reference to the personal targets set at the beginning of the year with respect to the major tasks to be undertaken.

In 2005, the outcome in relation to the increase in economic value added was average. The performance of senior management was weak with respect to the increase of the net income per share, and average as regards the relative return on investment of Lafarge assets as compared to its competitors.

The compensation we paid to our Chairman, Chief Executive Officer and Chief Operating Officers for 2005, 2004 and 2003 was the following:

(THOUSANDS EUROS)	B. COLLOMB	B. KASRIEL	M. ROSE	B. LAFONT
Fixed remuneration paid in 2005*	875	825	510	490
Including benefits in kind	5.2	3.5	5.0	4.8
2005 Variable remuneration (paid in 2006)	433	734	340	327
2005 Lafarge S.A. Directors’ fees (paid in 2006)	25.2	26.9	N/A	12.6
TOTAL FOR 2005	1,333	1,586	850	830
Fixed remuneration paid in 2004*	875	750	460	440
Including benefits in kind	5.2	3.5	5.1	4.8
2004 Variable remuneration (paid in 2005)	553	997	413	395
2004 Lafarge S.A. Directors’ fees (paid in 2005)	24.5	24.5	N/A	N/A
TOTAL FOR 2004	1,453	1,772	873	835
Fixed remuneration paid in 2003*	875	662	437	370
Including benefits in kind	3.2	2.8	3.2	3.1
2003 Variable remuneration (paid in 2004)	733	700	361	262
2003 Lafarge S.A. Directors’ fees (paid in 2004)	24.6	24.6	N/A	N/A
TOTAL FOR 2003	1,633	1,387	798	632
* Including Directors’ fees for directorships in our subsidiaries (but excluding Directors’ fees for Lafarge S.A.).

LAFARGE 20-F - Annual Report 2005 - 85

Back to Contents

Total compensation paid to Executive Officers in 2005

The aggregate amount of compensation paid to our Chairman and other Executive Officers in 2005, including variable remuneration was 10.0 million euros. This aggregate amount was 9.0 million euros in 2004 and 9.1 million euros in 2003. This amount:

•

includes the fixed portion of Executive Officers’ salaries in 2005 as well as the bonuses paid in 2005 in respect of 2004;

•

includes a long-term bonus relating to the 2003 and 2004 financial results benefiting our Executive Officers excluding our senior management;

•

concerns all those who were Executive Officers in 2005, for the time during that year during which they were Executive Officers;

•

does not include the Directors’ fees paid by Lafarge S.A. to Messrs. Bertrand Collomb, Bernard Kasriel and Bruno Lafont.

In addition, this amount relates to those who were Executive Officers during 2005 i.e., a total of 13 individuals (versus 14 individuals in 2004, one of whom left and one of whom was appointed, and 14 individuals in 2003). Beginning January 1, 2006, our Executive Officers are those individuals comprising the Executive Committee, i.e. a total of 9 persons, including our Chief Executive Officer.

Severance arrangements benefiting our Chief Executive Officer and Chief Operating Officer

The employment contract of Mr. Bruno Lafont was suspended effective January 1, 2006, the date upon which he became Chief Executive Officer, in accordance with French law. To the extent his employment contract is reinstated following the termination of his appointment as Chief Executive Officer, he would have the benefit of a severance pay in case of termination of his employment other than for gross negligence or willful misconduct. The cancellation of his current position or the reduction of his level of responsibility would amount to termination under these provisions. The amount of this severance pay would be equal to (i) his statutory severance entitlement plus the equivalent of 6 months pay (based on his most recent fixed and variable remuneration) or (ii) his statutory severance entitlement plus the equivalent of 18 months pay (based on his most recent fixed and variable remuneration) in case of termination of his employment within 24 months of a change of control of Lafarge. The employment contract defines a change of control as the acquisition of a significant portion of the share capital of Lafarge which is followed by the replacement of more than half of the members of the Board of Directors or by the appointment of a new Chief Executive Officer or a new Chairman. The employment contract of Mr. Michel Rose, our Chief Operating Officer, contains the same terms.

Pensions and other retirement benefits

Each member of senior management and of the Executive Committee is a beneficiary of a supplemental retirement plan the terms of which vary depending on his position and age as at December 10, 2003, which is the date on which the Board of Directors set the terms of the current plan.

Members of senior management over 55 years of age at December 10, 2003 who have the benefit of the supplemental collective retirement plan that still applies to managers of the French cement activity with a certain seniority (Messrs. Bertrand Collomb, Bernard Kasriel and Michel Rose) benefit from a guaranteed retirement pension amount equal to 60% of their total remuneration (fixed and variable, with a variable remuneration capped at 100% of the fixed remuneration) with an overall floor and cap set, respectively, at 1 and 1.2 times their average fixed remunerations in 2001, 2002 and 2003.

Members of senior management below 55 years of age at December 10, 2003 (currently Mr. Bruno Lafont) have the benefit of a supplementary plan with defined contributions set up for our Executive Officers. This plan provides for a pension amount equal to 1.3% of their reference salary (last fixed remuneration plus the average variable remuneration over the last 3 years) in excess of 16 times the annual French social security cap, multiplied by the number of years of office, limited to 10 years.

The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for persons who were Executive Officers at December 31, 2005 (13 persons) and former Executive Officers (9 persons), was 66.5 million euros at December 31, 2005.

5.4 Board and Committees rules and practices

The Board of Directors determines the Strategic Direction of the Company’s activity and ensures its implementation, subject to the powers expressly granted by law to shareholders meetings and within the scope of the Company’s corporate purpose.

Our Board’s internal regulations define the respective roles and duties of the Chairman of the Board of Directors and our Chief Executive Officer, the restrictions on the powers of the Chief Executive Officer, the composition of our Board of Directors and its Committees, the evaluation of senior management and of our Board as well as the responsibilities of the different Committees of the Board. These internal regulations were amended at the beginning of 2006 to reflect the separation of the former Nominations and Remunerations Committee into two distinct Committees: the Nominations Committee and the Remunerations Committee.

LAFARGE 20-F - Annual Report 2005 - 86

Back to Contents

Missions and responsabilities of the Board Committees

The Board of Directors has defined in its internal regulations the missions and responsabilities of its different permanent Committees which are:

•

the Audit Committee;

•

the Nominations Committee;

•

the Remunerations Committee; and

•

the Strategy and Investment Committee.

The Committees meet on the initiative of their Chairmen or at the request of the Chairman of the Board, convocation being possible by any means, including orally. The Committees may meet anywhere and using whatever means, including by videoconference or teleconference. A quorum consists of one-half at least of their members being present. At least two meetings per year are held.

The agenda for the Committee meetings is drawn up by its Chairman. Minutes of the Committee meetings are drafted after each meeting.

For the purposes of carrying out their work, the Committees may hear members of the management of the Group or any other Group management member. The Committees may also entrust any mission to any expert and hear his Report.

The Committees Report on their work to the next meeting of the Board, by way of verbal statement, opinion, proposals, recommendations or written reports.

The Committees may not handle on their own initiative any question exceeding their terms of reference as defined below. They have no power to decide, but only to make recommendations to the Board of Directors.

Missions of the Audit Committee

The Audit Committee has the following missions:

Financial statements

•

to ensure that the statutory auditors assess the relevance and permanence of the accounting methods adopted for the preparation of the consolidated or statutory accounts as well as adequate treatment of the major transactions at Group level;

•

at the time of preparation of the financial statements, to carry out a preliminary examination and give an opinion on the draft statutory and consolidated financial statements, both semi-annual and annual prepared by the management, before being presented to the Board; for those purposes, the draft accounts and all other useful documents and information must be provided to the Audit Committee at least three days before the examination of the financial statements by the Board. In addition, the examination of the financial statements by the Audit Committee must be accompanied by (i) a note from the statutory auditors highlighting the essential points of the results and the accounting options retained; and (ii) a note from the Financial Director describing the risks exposure and the major off-balance sheet commitments of the Company. The Audit Committee hears the statutory auditors, the general management and the financial management, in particular on depreciation, reserves, treatment of the overvalues and principles of consolidation;

•

to examine the draft projects of interim financial statements, the draft half-year report and the draft report on results of operations report before publication, together with all the accounts prepared for specific transactions (asset purchases, mergers, market operations, prepayments on dividends, etc.);

•

to review, where necessary, the reasons advanced by senior management not to include certain companies within the perimeter of the consolidated companies;

•

to review the risks and the major off-balance sheet commitments.

Accounting controls and internal audit

•

to be informed by senior management of the definition of internal procedures for the collection and scrutiny of information ensuring the reliability of such information; to examine the Group internal audit plan and the engagement terms of the statutory auditors;

•

to hear the persons in charge for the internal audit for the purposes of taking note of their programs of work and to receive the internal audit reports of the Company and the Group or an outline of those reports; on prior request to the Chairman of the Board, these hearings can take place on, if necessary, without the presence of the Chief Executive Officer.

Statutory auditors

•

to regularly hear the statutory auditors’ reports on their methods for carrying out their work;

•

to propose to the Board, where necessary, a decision on the points of disagreement between the statutory auditors and senior management, likely to arise at the time of carrying out the work in question, or from its contents;

LAFARGE 20-F - Annual Report 2005 - 87

Back to contents

•

to assist the Board in overseeing that the rules, principles and recommendations ensuring the independence of the statutory auditors are followed; for such purposes, the members of the Committee have, by way of delegation by the Board of Directors, the task of:

-

supervising the procedure for the selection or renewal (by invitation to tender) of the statutory auditors whilst taking care to select the “best bidder” as opposed to the “lowest bidder”, formulating an opinion on the amount of the fees sought for carrying out the statutory auditing missions, formulating an opinion stating reasons on the choice of the statutory auditors and notifying the Board of its recommendation in this respect,

-

supervising the questions concerning the independence of the statutory auditors according to the methods and in conformity with the procedures described in Section 10.2 (auditors’ fees and services).

Financial policy

•

to be informed by senior management of the financial standing of the Group, the methods and techniques used to lay down financial policy; to be regularly informed of financial strategy guidelines for the Group in particular having regard to the debt and hedging of currency risks;

•

to be informed of the contents of the official financial statements before their release;

•

to be informed as a preliminary of the conditions of the financial transactions of the Group; if a meeting of the Committee cannot be held for reasons of emergency, the Audit Committee is informed of those conditions;

•

to examine any financial or accountancy question kind submitted to it by the Chairman, the Board, the Chief Executive Officer or the statutory auditors; and

•

to be informed by senior management of all third party complaints and of any internal information criticizing accounting documents or the Company’s internal control procedures, as well as of procedures put in place for this purpose, and of the remedies for such complaints and criticism.

To enable the Committee of the accounts to carry out its missions fully, the internal rules of procedure of the Board provide that all useful documents and information must be provided to it by senior management in sufficient time.

Missions of the Nominations Committee

The Nominations Committee is responsible for preparing the evolution of the composition of the Company’s management bodies.

It has particular responsibility for examining the succession of senior management members, and the selection of the new Directors. It also makes recommendations to the Board for the appointment of the Chairmen of the other Standing Committees.

The choice made by the Nominations Committee on the appointments of the candidates to the office of Director is guided by the interests of Company and of all its shareholders. It takes into account the desirable balance of the composition of the Board, in accordance with the rules on composition laid down in its internal regulations. It oversees that each Director possesses the necessary qualities and availability and that the Directors represent a range of experience and competence thereby permitting the Board to effectively fulfil its missions, having the necessary objectivity and independence with regard to senior management and any shareholder or any particular group of shareholders.

The Nominations Committee is also responsible, together with the Chairman of the Board, for proposing the corporate governance rules to be applied by the Company, and in particular to prepare the evaluation of the works of the Board.

Missions of the Remunerations Committee

The Remunerations Committee is responsible for examining the compensation and benefits of Directors and senior management members and providing the Board with elements of comparison and benchmarking with market practices, in particular:

•

to review and make proposals in relation to the remuneration of senior management members, both with regard to the fixed portion and the variable portion of the said remuneration, and all benefits in kind, stock subscription and purchase options granted by any company of the Group, provisions relating to their retirements, and all other benefits of whatever kind;

•

to define and implement the rules for the fixing of the variable portion of their remuneration whilst taking care to ensure these rules are compatible with the annual evaluation of the performances of the Company officers and with the medium-term strategy of the Company and the Group;

•

to deliver to the Board an opinion on the general policy of allocation of stock subscription and/or purchase options and on the stock options plans set-up by senior management of the Group and to propose allocations of stock subscription or purchase options to the Board;

LAFARGE 20-F - Annual Report 2005 - 88

Back to contents

•

to be informed of the remuneration policy concerning the main management personnel (aside from senior management) of the Company and other companies of the Group and to examine the coherence of this policy;

•

to make proposals to the Board on the total amount of Directors’ fees for proposal to the shareholders’ meeting of the Company;

•

to make proposals to the Board on the rules for the allocation of Directors’ fees and the individual payment amounts to be made to the Directors under this head, taking into account the diligence of the Directors on the Board and on the Committees;

•

to examine every question submitted to it by the Chairman, relating to the above questions, as well as plans for increases in the numbers of shares outstanding due to the implementation of employee stock ownership;

•

to approve the information given to the shareholders in the Annual Report on the remuneration of senior management members and on the principles and methods which guide the fixing of the remuneration of said persons, as well as on the allocation and exercise of stock subscription or purchase options by senior management.

Missions of the Strategy and Investment Committee

The Strategy and Investment Committee is responsible for advising the Board on the main strategic orientations of the Company and the Group and on the investment policy, and any other important strategic question put before the Board.

It also has the role of studying in detail and formulating its opinion to the Board on the questions submitted to it relating to major investments, the creation and up-grading of equipment, external growth, or divestments and asset or share sales.

Board and Committees practices

The following table shows the number of Board and Committee meetings during the 2005 fiscal year as well as Directors’ membership and attendance at these different meetings:

	BOARD OF DIRECTORS	AUDIT COMMITTEE	NOMINATIONS AND REMUNERATIONS COMMITTEE *	STRATEGY AND INVESTMENT COMMITTEE
NUMBER OF MEETINGS IN 2005	7	4	3	3
Bertrand Collomb	7
Bernard Kasriel	7
Jacques Lefèvre	7			3
Michael Blackenham	7		3
Jean-Pierre Boisivon**	4	2
Michel Bon	7	4		3
Philippe Charrier**	4			2
Oscar Fanjul**	4	2		3
Guilherme Frering	4
Juan Gallardo	7	4
Alain Joly	7		3	3
Raphaël de Lafarge	7			3
Bruno Lafont**	4
Michel Pébereau	5		2	3
Hélène Ploix	6	4
* * This Committee was separated into two distinct Committees effective February 2006. ** Directors elected on May 25, 2005.

LAFARGE 20-F - Annual Report 2005 - 89

Back to contents

Our Audit Committee is chaired by Mrs. Hélène Ploix, our Nominations Committee by Mr. Alain Joly, our Remunerations Committee by Mr. Alain Joly and our Strategy and Investment Committee by Mr. Michel Pébereau.

Board of Directors

Approximately one week prior to each Board meeting, Directors each receive a file containing the agenda for the meeting, the minutes of the prior meeting as well as documentation relating to each topic on the agenda.

In accordance with the Board’s internal regulations, certain topics are first discussed within the relevant Committees, depending on their nature, before being submitted to the Board for approval. These topics relate namely to the review of the financial statements, internal control procedures, auditors’ assignments and financial transactions as regards the Audit Committee, the election of new Directors and appointment of senior managers as regards the Nominations Committee, the compensation of Directors and senior managers as regards the Remunerations Committee and general strategic orientations of the Company and the Group as regards the Strategy and Investment Committee. The Committees carry out their assignments under the responsibility of the Board of Directors.

In 2005, in addition to the approval of the half-year and annual financial statements, the preparation of the General Meeting, the setting of the compensation of senior managers and other decisions in the ordinary course, the Board worked primarily on:

•

a share capital increase reserved for Group employees that took place between May and July 2005;

•

the repurchase of a portion of bonds convertible and/or exchangeable into Lafarge shares issued by the Company in 2001 and maturing on January 1, 2006;

•

the new organization of Group management effective January 1, 2006;

•

the appointment of Mr. Bruno Lafont as Chief Executive Officer effective on that same date; and

•

the implementation of a new management contract with Lafarge North America Inc. regarding the management of the current business and assets of Blue Circle North America.

In addition the Board organized in 2005 a discussion on its practices as described more fully under “Board and Committees evaluation” below.

In carrying out its work, the Board was supported by the preparation work of its different Committees and in particular of the Nominations and Remunerations Committee (which was as a single Committee in 2005) as regards the compensation of senior managers and the new Group organization put in place effective January 1, 2006, and of the Audit Committee prior to approving the financial statements.

Audit Committee

In 2005, the Audit Committee reviewed, on a preliminary basis, our statutory and consolidated 2004 annual financial statements, our statutory and consolidated 2005 half-year financial statements as well as our internal controls procedures, as it relates to the implementation of Section 404 of the Sarbanes-Oxley Act, and our policy on fraud in financial reporting and internal controls. The Audit Committee also proposed to the Board the terms of engagement of auditors and their budget for 2005, in accordance with U.S. regulations and supervised the proposal process that was organized by the Company in 2005 related to the appointment of new statutory auditors at the next General Meeting.

In terms of its preliminary review of the statutory and consolidated 2005 financial statements, the Audit Committee reviewed the main items of the closing with special attention given to other operating income and expense, finance costs, tax as well as to goodwill impairment tests. It also reviewed management’s assessment of internal control over financial reporting for 2005, as more fully described in Management’s Report on internal control over financial reporting (see Section 9.2 (Management’s Annual Report on internal control over financial reporting)) as well as auditors’ diligence on the fairness of our financial statements and on our internal control over financial reporting. During this meeting, the Audit Committee interviewed the two firms selected to become our statutory auditors and, following certain verifications, recommended to the Board that their appointment be submitted at the next General Meeting. Finally, the Audit Committee reviewed the draft dividend distribution plan for 2005 and issued recommendations to the Board.

Nominations Committee and Remunerations Committee (these two Committees constituted one single Committee until February 22, 2006)

During 2005, the Nominations and Remunerations Committee made recommendations on the remuneration of senior management, the renewal and election of several Directors to be proposed at the May 25, 2005 General Meeting, the new organization of Group management, the amendment to the stock option plan increasing to 50% the portion of options granted to the Chairman and Executive Officers subject to the performance of our share price and on the allocation of stock options to some employees and to senior managers. The Committee also made recommendation regarding the allotment of Director’s compensation for 2005.

See Section 5.5 below (Management share ownership and options).

LAFARGE 20-F - Annual Report 2005 - 90

Back to contents

On February 22, 2006, the Nominations and Remunerations Committee made proposals to the Board of Directors for the setting of senior management’s performance-based remuneration for 2005 as well as their fixed remuneration for 2006. These items are described in Section 5.3 (Compensation). It also proposed to the Board to renew Directors, which upon further proposal by the Board are to be submitted at the next shareholders’ meeting.

Strategy and Investment Committee

Since 2004, the Strategy and Investment Committee is open to all Directors wishing to attend its meetings. In 2005, the Strategy and Investment Committee discussed the Group’s strategic vision on the medium term and related objectives as well as certain specific issues around the Group’s development by activity and by geography. In particular, the Committee discussed the Group’s development in China.

Board and Committees self-evaluation

The Board’s internal regulations provide that the Board is to organize at least once a year a discussion on its practices with a view to assess and improve their efficiency. A formal assessment covering namely the way it operates and the effective participation of each Director is to take place every three years using a questionnaire approved by the Board.

In 2005, the Board organized a discussion on its practices and addressed in particular certain measures that would improve the way Directors are informed about the Group’s and its environment, namely regular face-to-face meetings with managers from operations and more detailed presentations on results on a cost center basis.

Finally, the Audit Committee carried out end of 2005 and beginning of 2006 an assessment of its practices, which led to practical initiatives so as to improve the flow of information communicated to the Committee by Group management.

Powers of our Chief Executive Officer

The Chief Executive Officer has full executive authority to manage the affairs of our Company and has broad powers to act on behalf of our Company and to represent Lafarge in dealings with third parties, subject only to the powers expressly reserved to its Board of Directors or its shareholders by law, by our statuts, by decision of the Board of Directors or by decision of the shareholders.

The Company’s strategic orientations are submitted to the Board of Directors and are annually discussed at the level of the Board. Specific strategic presentations may be submitted to the Board of Directors as often as necessary. The Company’s strategic orientations are approved by the Board of Directors.

Limitations to our Chief Executive Officer’s powers are contained in our Board’s internal regulations and concern investment and divestment decisions as well as certain financial transactions.

Investments and divestments

Our Board’s internal regulations provide that investment and divestment decisions must be submitted to the Board of Directors as follows:

•

as regards transactions in line with our strategies as previously approved by the Board:

-

submission for information purposes following the close of the transaction: for transactions below 200 million euros,

-

submission for approval of the principle of the transaction, either during a Board meeting or through a written communication enabling Directors to tproposed transaction or ask for a Board decision: for transactions between 200 and 600 million euros,

-

submission for prior approval of the transaction and its terms: for transactions in excess of 600 million euros.

•

as regards transactions that do not fall within the Company’s strategy as previously defined by the Board: submission for prior approval of transactions exceeding 100 million euros.

The above amounts refer to the total commitment of the Company including assumed debt and defered commitments.

Financial transactions

Our Board’s internal regulations provide that transactions relating to the incurrence of debt and financings that can be decided by the Chief Executive Officer by law or pursuant to a delegation by the Board of Directors and the General Meeting are subject to the following rules:

•

Financing transactions carried out through bilateral or syndicated credit facilities for an amount below 2 billion euros are submitted to the Board of Directors for information purposes following the closing the transaction. Those transactions exceeding 2 billion euros are submitted to the Board for prior approval.

LAFARGE 20-F - Annual Report 2005 - 91

Back to contents

•

Bond issues, which may be decided by the Chief Executive Officer pursuant to a Board delegation, must be submitted to the Board as follows:

-

for information purposes following the closing of the issue: for bond issues below 300 million euros,

-

for information purposes prior to the launch of the issue: for bond issues between 300 million and 1 billion euros, the Chief Executive Officer being in charge of defining the terms and conditions of the issue,

-

for prior approval of the issue and its terms: for bond issues above 1 billion euros,

-

for prior approval of the issue and its terms in case of bond issues convertible or exchangeable into shares.

Code of ethics

We adopted, at the beginning of 2004, a code of business conduct that applies to all of our officers and employees. This code promotes:

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

5.5 Management share ownership and options

Senior Management stock options

The tables below set forth the following information related to our senior management (Messrs. Collomb, Kasriel, Rose and Lafont):

•

options granted by all of our consolidated subsidiaries;

•

options exercised by senior management in 2005;

•

options granted by us and our consolidated subsidiaries, outstanding as of December 31, 2005.

OPTIONS GRANTED IN 2005	TOTAL NUMBER OF SHARES COVERED	EXERCISE PRICE	OPTION PERIOD LAPSES	PLAN NO.
B. COLLOMB
Lafarge	20,000	€72.63	12/16/2015	1401813
	20,000*	€72.63	12/16/2015	1401813
Lafarge North America Inc.	30,000	$54.50	2/3/2015
B. KASRIEL
Lafarge	30,000	€72.63	12/16/2015	1401813
	30,000*	€72.63	12/16/2015	1401813
Lafarge North America Inc.	25,000	$54.50	2/3/2015
M. ROSE
Lafarge	15,000	€72.63	12/16/2015	1401813
	15,000*	€72.63	12/16/2015	1401813
Lafarge North America Inc.	1,000	$54.50	2/3/2015
B. LAFONT
Lafarge	30,000	€72.63	12/16/2015	1401813
	30,000*	€72.63	12/16/2015	1401813
Lafarge North America Inc.	1,000	$54.50	2/3/2015
* The exercise of these options is subject to the performance of our share price. See the subsection below entitled «Executive officers share ownership».

LAFARGE 20-F - Annual Report 2005 - 92

Back to contents

OPTIONS EXERCISED IN 2005	TOTAL NUMBER OF SHARES EXERCISED	EXERCISE PRICE	OPTION PERIOD LAPSES	PLAN NO.
B. COLLOMB
Lafarge	32,489	€43.10	12/13/2005	141520
Lafarge North America Inc.	15,000	$18.88	2/9/2006
B. KASRIEL
Lafarge	6,5833,416	€43.10€50.19	12/13/200512/17/2007	141520 141501
Lafarge North America Inc.	10,000	$33.19	2/10/2008
M. ROSE
Lafarge	-	-	-	-
Lafarge North America Inc.	3,000	$40.35	2/4/20142/4/20122/8/2009
B. LAFONT
Lafarge	2,323	€42.57	12/18/2006	1401499
Lafarge North America Inc.	-	-	-

OPTIONS GRANTED BY US AND OUR CONSOLIDATED SUBSIDIARIES OUTSTANDING AS OF DECEMBER 31, 2005.	OPTIONS EXERCISABLE AS OF DECEMBER 31, 2005	OPTIONS NOT EXERCISABLE AS OF DECEMBER 31, 2005	TOTAL
B. COLLOMB
Lafarge	266,072	160,000*	426,072
Lafarge North America Inc.	117,500	67,500	185,000
B. KASRIEL
Lafarge	129,622	250,000*	379,622
Lafarge North America Inc.	65,000	55,000	120,000
M. ROSE
Lafarge	60,961	111,363*	172,324
Lafarge North America Inc.	1,000	0	1,000
B. LAFONT
Lafarge	40,494	125,735*	166,229
Lafarge North America Inc.	2,000	3,500	5,500
* Including those options, the exercisability of which is subject to the performance of the Lafarge share price.

LAFARGE 20-F - Annual Report 2005 - 93

Back to contents

The following table shows the total of the ten highest option grants made by us and our consolidated subsidiaries to our employees other than Messrs. Collomb, Kasriel, Rose and Lafont, and the total of the ten highest option exercises.

	TOTAL NUMBER OF SHARES COVERED/EXERCISED	WEIGHTED AVERAGE PRICE	PLAN NO.
OPTIONS GRANTED
Lafarge	133,000	€72.63	1401813
Lafarge North America Inc.	272,000	$54.50
OPTIONS EXERCISED
Lafarge	39,736	€44.36	1401497 1401498 1401499 1401501 1401520
Lafarge North America Inc.	159,000	$34.83
Our Board of Directors has not granted any further options since December 16, 2005.

Executive officers share ownership

As of December 31, 2005, our Chairman and Executive Officers (listed in section 5.2) hold 16% of unexercised options.

Since 2003, the exercise of part of the stock options granted to our Chairman and to Group Executive Officers are subject to the performance of our share price. This portion of options amounted to 30% of the total grants in 2003 and 2004 and 50% of the total grant in 2005.

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

If our share price fails to perform as stated above during the first four years after the date of grant or the following two years, these stock options would no longer be exercisable and would be cancelled accordingly.

Our Chairman and Executive Officers held together 0.04% of our share capital and 0.05% of voting rights at December 31, 2005. In order to align more closely the interests of the members of our Executive Committee with those of our shareholders, our Board of Directors decided on December 10, 2003, upon the proposal of the Nominations and Remunerations Committee, to require all members of the Executive Committee to hold the equivalent of their fixed annual remuneration for value in Lafarge shares. In order to achieve that objective, each member of the Executive Committee must invest one third of the net theoretical after tax gain realized upon the exercise of his stock purchase or subscription options in Lafarge shares each year until he reaches that objective.

5.6 Employees

Group headcount was 80,146 at December 31, 2005, which reflects an increase from December 31, 2004 of 3,071 employees, or +4%. This increase reflected principally the creation of our joint venture with Shui On in China (+ 2,789 employees) and the acquisition of Cementos Selva Alegre in Ecuador (+185 employees).

The following tables set forth our number of employees by Division and by geographic region at December 31, 2005, 2004 and 2003.

Both tables accounted at 100% for companies fully consolidated, and at consolidation percentage for subsidiaries proportionately consolidated.

LAFARGE 20-F - Annual Report 2005 - 94

Back to contents

EMPLOYEES BY DIVISION	YEAR ENDED DECEMBER 31, 2005		VARIATION 2005/2004	YEAR ENDED DECEMBER 31, 2004		VARIATION 2004/2003	YEAR ENDED DECEMBER 31, 2003*
	NUMBER	(%)	(%)	NUMBER	(%)	(%)	NUMBER	(%)
Cement	40,067	50.0	4.9	38,202	49.6	6.20	35,984	47.8
Aggregates & Concrete	21,339	26.6	6.2	20,096	26.1	(2.2)	20,547	27.3
Roofing	11,512	14.4	(1.5)	11,683	15.2	(1.8)	11,901	15.8
Gypsum	6,068	7.6	0.9	6,012	7.8	8.7	5,530	7.3
Specialty Products*	-	-	N/A	66	0.1	(82.9)	387	0.5
Others**	1,159	1.4	14.1	1,016	1.2	2.8	988	1.3
TOTAL	80,146	100.0	4.0	77,075	100.0	2.3	75,338	100.0
* Figures for the 2003 fiscal year reflect the unsold units of our Specialty Products Division. ** Including employees at our corporate office and in research and development.

EMPLOYEES BY GEOGRAPHIC AREA**	YEAR ENDED DECEMBER 31, 2005		VARIATION 2005/2004	YEAR ENDED DECEMBER 31, 2004		VARIATION 2004/2003	YEAR ENDED DECEMBER 31, 2003*
	NUMBER	(%)	(%)	NUMBER	(%)	(%)	NUMBER	(%)
Western Europe	24,605	30.7	(0.4)	24,710	32.1	(0.4)	24,814	32.9
North America	17,094	21.3	8.0	15,828	20.5	3.2	15,343	20.7
Mediterranean Basin	3,435	4.3	(1.3)	3,391	4.4	(12.4)	3,873	5.1
Central and Eastern Europe	9,821	12.3	(4.7)	10,304	13.4	19.6	8,616	11.4
Sub-Saharan Africa	7,417	9.3	(1.1)	7,502	9.7	(0.4)	7,536	10.0
Latin America	4,454	5.6	2.7	4,336	5.6	(1.4)	4,398	5.8
Asia/Pacific	13,320	16.6	21.0	11,005	14.3	2.3	10,758	14.3
TOTAL	80,146	100.0	4.0	77,075	100.0	2.3	75,338	100.0
* Figures for the 2003 fiscal year reflect the unsold units of our Specialty Products Division ** Including employees at our corporate office and in research and development.

In September 2005, the Lafarge Group signed an international agreement concerning Lafarge’s approach to social responsibility and international labor relations, which will apply to all countries in which the Group is present, with the international trade union federations of its sector, i.e.:

•

the IFBWW (International Federation of Building and Wood Workers);

•

the ICEM (International Federation of Chemical, Energy, Mine and General Workers’ Unions); and

•

the WFBWU (World Federation of Building and Woodworkers Unions).

With this agreement, Lafarge is affirming its determination to see that throughout the world the following fundamental labor rights as set down in ILO (International Labour Organisation) agreements are respected: no forced labour, no discrimination in employment, no use of child labour, freedom of association and right to collective bargaining and matters relating to: wages, working hours, health, safety and working conditions and skills training.

Lafarge has always maintained a social dialogue at the local, national and European levels. With this agreement, the Group gives another dimension worldwide to its social dialogue and formalizes commitments in cooperation with the world trade-union partners.

LAFARGE 20-F - Annual Report 2005 - 95

Back to Contents

5.7 Employee share ownership

Employee Share Offerings

Lafarge has implemented for numerous years an active employee share ownership program. Since 1961, the date of the first employee reserved share offering, all employee offerings had common features:

•

they are directed at all employees to the extent permitted by local laws;

•

the employee’s contribution is supplemented by an employer’s subsidy; and

•

savings in the plans cannot be sold or disposed of for a minimum period of five years, except in case of an early release event, subject to local requirements.

Lafarge launched in 1995, 1999, 2002 and 2005 employee stock ownership programs named “Lafarge en action” (LEA), enabling employees participating in these plans to subscribe for 1 to 110 shares, with an employer subsidy applying to the first 10 shares depending on the gross domestic product of the relevant country. The plans launched in 1995 and 2002 also gave the right to receive one option for every share purchased beginning with the eleventh share.

The table below summarizes the main terms of each of these plans:

	LEA 2005 (1)	LEA 2002 (1)	LEA 1999 (2)	LEA 1995 (1)
Number of countries covered	46 (3)	47	33	21
Number of eligible employees	51,150	53,818	40,570	20,113
Subscription rate	48.8%	53.3%	51.6%	74.6%
Total number of shares subscribed	576,125	708,718	493,954	482,582
Maximum number of shares offered to each employee	110	110	110	110
Subscription price (in euros)	57.31	81.84	73.17	39.94
Associated stock option grant	NO	Yes	No	Yes
Total number of stock options granted	N/A	437,373	N/A	331,060
Stock option exercise price (in euros)	N/A	101.79 (4)	N/A	43.09 (4)

(1) Plans not offered in the United States or Canada.

(2) Plan not offered in Canada.

(3) Countries covered were those in which Lafarge employed on December 31, 2004 over 100 employees, subject to local requirements.

(4) After readjustments following subsequent rights issues.

Lafarge also implemented an employee savings fund in 1990 for its French employees, named Lafarge 2000, through which participating employees can contribute to a savings plan linked to the value of the Lafarge shares and benefit from an employer’s subsidy. This type of plan was extended to Group employees in Europe, in the form of a monthly savings plan including employer’s subsidy, reinvested in Lafarge shares. There are also specific employee share purchase plans which have been implemented by some of our subsidiaries, including Lafarge North America Inc.

At December 31, 2005, Group employees held 1.8% of our share capital and 3% of our voting rights. 0.48% of these shares were held through the Lafarge 2000 employee fund and the balance by Group employees directly.

Stock options plans

The allotment of stock options is recommended to the Board of Directors by the Remunerations Committee, which is comprised of Messrs. Alain Joly, Michael Blakenham and Michel Pébereau. Stock options are allotted to the Executive Officers, as well as to middle management and other employees who have contributed significantly to our performance.

Stock option grants are made at times set by the Board of Directors. Stock option grants generally take place once a year to a number of beneficiaries that vary from one year to another (usually involving a wider coverage every two years).

LAFARGE 20-F - Annual Report 2005 - 96

Back to contents

The total stock options allotted that still had to be exercised at the end of December 2005 was 7,917,523, representing approximately 4.5% of our outstanding shares at December 31, 2005.

Both stock purchase and stock subscription options can be granted.

Stock option terms

All stock options lapse 10 years after their grant.

The exercise price of options is set as the average of the share price during the twenty trading days preceding the date of grant by the Board of Directors. No discount is applied to exercise price.

Options can be exercised in whole or in part.

Terms of exercise

Stock options granted in December 1995 and 1996 were subject to a 4 year vesting period. The vesting period was increased from 4 to 5 years for stock options granted between December 1997 and May 2001. Since December 2001, the vesting period was brought back to 4 years. This vesting period also applies to the stock options granted by the Board as part of the LEA 2002 plan (employee reserved share offering that enabled employees to subscribe from 1 to 110 shares, with the right to receive one option for every share purchased beginning with the eleventh share).

The Board of Directors also established that the vesting period would not apply in case of termination of employment due to retirement, termination of employment without fault, tender offer launched on Lafarge or a merger or demerger of Lafarge.

Cancellation of options

Stock options not exercised within 10 years from their date of grant are cancelled. Options are also cancelled in case of resignation or termination of employment with cause.

Stock options are not cancelled however, if the beneficiary is transferred to a company outside of the Group with the approval of his or her employer, or sale of the beneficiary’s employing company.

Stock options outstanding in 2005

The number of stock options set forth in the following tables has been readjusted since grant to reflect transactions which have affected option value, such as certain increases in share capital or the issue of bonus shares, so as to maintain a constant total option value for each beneficiary.

Stock options granted from January 1, 1995 to December 17, 1997

	PLAN NO. 1401497	PLAN NO. 1401520	PLAN NO. 1401498 (1)	PLAN NO. 1401499	PLAN NO. 1401500	PLAN NO. 1401501
Allotment authorized by the shareholders’ meeting of	05/22/1995	05/22/1995	05/22/1995	05/21/1996	05/21/1997	05/21/1997
Date of allotment by the Board of Directors	05/22/1995	12/13/1995	12/13/1995	12/18/1996	12/17/1997	12/17/1997
Type of options	subscription	subscription	subscription	subscription	subscription	purchase
Stock options initially granted (total)	27,200	593,840	331,060	71,400	346,650	402,550
of which to Executive Officers(2)	2,000	83,500	800	4,500	10,000	144,500
Initial beneficiaries (total)	52	1,039	8,368	127	999	127
of which Executive Officers(2)	2	11	8	3	1	9
Available for exercise from	05/22/1995	12/13/1999	12/13/1999	12/18/2000	12/17/2002	12/17/2002
Options exercise period lapses	05/22/2005	12/13/2005	12/13/2005	12/18/2006	12/17/2007	12/17/2007
OPTIONS OUTSTANDING AT DECEMBER 31, 2004 (3)	14,025	328,368	159,904	53,327	331,394	414,268
OPTIONS PURCHASED OR SUBSCRIBED BETWEEN JANUARY 1, 2005 AND DECEMBER 31, 2005	12,999	309,623	116,532	14,069	38,381	48,703
OPTIONS CANCELLED (4)	1,026	18,745	43,372	583	1,692	0
OPTIONS OUTSTANDING AT DECEMBER 31, 2005	0	0	0	38,675	291,321	365,565
Exercise price in euros	44.20	43.10	43.10	42.57	50.19	50.19

LAFARGE 20-F - Annual Report 2005 - 97

Back to contents

Stock options granted from December 18, 1997 to December 13, 2001

	PLAN NO. 1401502	PLAN NO. 1401503	PLAN NO. 1401505	PLAN NO. 1401504	PLAN NO. 1401506	PLAN NO. 1401507
Allotment authorized by the shareholders’ meeting of	05/21/1997	05/21/1997	05/27/1999	05/27/1999	05/28/1999	05/28/2001
Date of allotment by the Board of Directors	05/26/1998	12/10/1998	12/15/1999	12/13/2000	05/28/2001	12/13/2001
Type of options	subscription	purchase	subscription	purchase	purchase	subscription
Stock options initially granted (total)	122,775	98,450	918,200	461,900	12,000	1,188,825
of which to Executive Officers(2)	0	9,000	146,000	93,000	12,000	277,000
Initial beneficiaries (total)	108	150	1,552	438	1	1,703
of which Executive Officers(2)	0	4	11	11	1	13
Available for exercise from	05/26/2003	12/10/2003	12/15/2004	12/13/2005	05/28/2006	12/13/2005
Options exercise period lapses	05/26/2008	12/10/2008	12/15/2009	12/13/2010	05/28/2011	12/13/2011
OPTIONS OUTSTANDING AT DECEMBER 31, 2004(3)	115,286	109,543	1,033,401	493,660	12,754	1,259,900
OPTIONS PURCHASED OR SUBSCRIBED BETWEEN JANUARY 1, 2005 AND DECEMBER 31, 2005	1,495	-	-	-	-	-
OPTIONS CANCELLED(4)	-	1,326	2,141	1,624	-	-
OPTIONS OUTSTANDING AT DECEMBER 31, 2005	113,791	108,217	1,031,260	492,036	12,754	1,259,900
Exercise price in euros	74.72	74.18	82.70	79.74	102.12	96.16

Stock options granted from December 14, 2001 to December 16, 2005

	PLANNO. 1401508 (5)	PLANNO. 1401509	PLANNO. 1401510	PLANNO. 1401530	PLANNO. 1401813 (6)
Allotment authorized by the shareholders’ meeting of	05/28/2001	05/28/2001	05/20/2003	05/20/2003	05/25/2005
Date of allotment by the Board of Directors	05/28/2002	12/11/2002	12/10/2003	12/14/2004	12/16/2005
Type of options	subscription	subscription	subscription	subscription	subscription
Stock options initially granted (total)	437,373	472,390	1,273,925	687,550	1,278,155
of which to Executive Officers(2)	1,100	98,000	350,000	261,500	235,000
Initial beneficiaries (total)	14,364	421	1,732	479	1,916
of which Executive Officers(2)	11	11	13	12	10
Available for exercise from	05/28/2006	12/11/2006	12/10/2007	12/14/2008	12/16/2009
Options exercise period lapses	05/28/2012	12/11/2012	12/10/2013	12/14/2014	12/16/2015
OPTIONS OUTSTANDING AT DECEMBER 31, 2004(3)	467,611	502,263	1,273,925	687,550	N/A
OPTIONS PURCHASED OR SUBSCRIBED BETWEEN JANUARY 1, 2005 AND DECEMBER 31, 2005	0	0	1,800	0	0
OPTIONS CANCELLED(4)	0	0	1,200	2,500	0
OPTIONS OUTSTANDING AT DECEMBER 31, 2005	467,611	502,263	1,270,925	685,050	1,278,155
Exercise price in euros	101.79	74.48	65.95	70.79	72.63

(1) Lafarge en action 1995 employee stock purchase plan.

(2) Including senior management. The number of Executive Officers has changed over the last ten years. See Section 5.2 (Executive Officers) for a description of Executive Officers as from January 1, 2006. See also Section 5.5 for stock option grants to members of senior management.

(3) After readjustments due to financial transactions affecting option value.

(4) In accordance with the terms of the plan.

(5) Lafarge en action 2002 employee stock purchase plan.

(6) Lafarge en action 2005 employee stock purchase plan.

Our Board of Directors has not granted any further options since December 16, 2005.

LAFARGE 20-F - Annual Report 2005 - 98

Back to contents

[THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

LAFARGE 20-F - Annual Report 2005 - 99

Back to contents

6 Major Shareholders

LAFARGE 20-F - Annual Report 2005 - 100

Back to contents

The following tables set out to the best of our knowledge the principal holders of Lafarge’s share capital at December 31, 2005, their percentage ownership over the past three years and geographic distribution:

Group of Shareholders	At December 31, 2005				At December 31, 2004			At December 31, 2003
	Number of Shares Held	Number of Votes Held	% of Total Issued Shares	% of Total Voting Rights	Number of Shares Held	% of Total Issued Shares	% of Total Voting Rights	Number of Shares Held	% of Total Issued Shares	% of Total Voting Rights
Capital Group International Inc.*	8,807,700	8,807,700	5.0	4.7	-	-	-	-	-	-
Other institutional shareholders **	139,409,479	148,311,852	79.2	79.7	143,855,087	84.1	83.4	143,606,859	85.9	84.5
Individual shareholders	25,983,050	29,089,022	14.8	15.6	25,229,595	14.8	16.6	21,754,688	13.0	15.5
Treasury shares	1,785,074	0	1.0	0	1,834,396	1.1	0	1,856,266	1.1	0
TOTAL	175,985,303	186,208,574	100.0	100.0	170,919,078	100.0	100.0	167,217,813	100.0	100.0

* Capital Group International Inc. notified us that it had crossed the threshold of 5% of our share capital at December 30, 2005.

** Including 51,581 Lafarge S.A. shares currently held by Cementia Holding AG for the benefit of shareholders who not have yet requested the delivery of their Lafarge S.A. shares following the squeeze out procedure carried out by Lafarge S.A. in 2002 with respect to the Cementia Holding AG shares.

Geographic distribution	At December 31, 2005		At December 31, 2004
	Number of Shares Held	% of Total Issued Shares	Number of Shares Held	% of Total Issued Shares
France	89,374,877	50.8%	90,079,867	52.7%
United States of America	25,092,666	14.3%	19,312,239	11.3%
United Kingdom	18,343,424	10.4%	21,065,700	12.3%
Germany	9,750,557	5.5%	9,077,577	5.3%
Rest of World	33,423,779	19.0%	31,383,695	18.4%
TOTAL	175,985,303	100.0	170,919,078	100.0

See Section 5.5 (Management share ownership and options) for more information on share ownership of members of the Board of Directors.

On March 8, 2006, Groupe Bruxelles Lambert notified us that it had crossed the threshold of 8% of our share capital and voting rights and, that along with the companies of its group, it was holding 14,497,324 of our shares, representing 8.2% of our share capital.

To our knowledge, with the exception of Capital Group International Inc. and Groupe Bruxelles Lambert, no other shareholder has notified us that it holds 5% or more of our voting rights, either alone or in concert with other persons.

Furthermore, based on our knowledge, 14 institutional shareholders held between 1% and 4% of our outstanding shares at December 31, 2005, 1% being the threshold for the notification requirement set out in our statuts. Of these institutional shareholders, nine held between 1% and 2% of our shares, three held between 2% and 3% of our shares and two held between 3% and 4% of our shares.

All of our shares bear the same conditions as to voting rights, except for our treasury shares, which bear no voting rights, and our shares held in registered form for over two years, which have double voting rights.

See Section 8.2 (Articles of association (statuts)).

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, any government or any other natural or legal person severally or jointly. There is no arrangement known to us, the operation of which may at any subsequent date result in a change in control of Lafarge.

No shareholder agreement was entered into between us and our shareholders and no other shareholder agreement was notified to us or filed with a securities commission.

To our knowledge, at December 31, 2005, (i) the number of record holders of our shares in the United States was 31 and (ii) the number of our ADSs outstanding was 10,050,360 representing approximately 1.43% of our share capital. We have no reason to believe that such information has changed substantially at the date hereof.

LAFARGE 20-F - Annual Report 2005 - 101

Back to contents

7 The Listing

LAFARGE 20-F - Annual Report 2005 - 102

Back to contents

7.1 LISTING DETAILS

104

7.2 MARKETS

106

LAFARGE 20-F - Annual Report 2005 - 103

Back to contents

7.1 Listing details

The primary market for trading in our shares is the Eurolist (Euronext Paris) on which our shares are traded under the code ISINFR000012053, symbol “LG”. Our shares have traded on the New York Stock Exchange in the form of American Depositary Shares, or ADSs, under the symbol “LR” since July 23, 2001. Each ADS represents one-fourth of one share. The ADSs are evidenced by American Depositary Receipts, or ADRs, which are issued by Morgan Guaranty Trust Company of New York, as Depositary, under a Deposit Agreement dated July 18, 2001, among us, the Depositary and the registered holders of the ADRs from time to time.

Our shares have been included in the French CAC-40 index since its creation on December 31, 1987, in the SBF 250 index since its creation in December 1990 and in the Dow Jones Eurostoxx 50 index since September 2002.

The following tables set forth the volume and high and low last sales prices of our shares of common stock as reported on Euronext Paris S.A.

Trading prices and volumes for our shares of common stock on Euronext Paris S.A. for the five most recent full financial years:

	HIGH	LOW	AVERAGE DAILY VOLUME	AVERAGE MONTHLY VOLUME
	(€)		(SHARES)	(MILLIONS OF SHARES)
2001	114.00	74.00	667,518	14.05
2002	111.20	67.00	772,173	16.40
2003	76.25	43.26	1,175,809	24.99
2004	74.50	62.30	924,038	19.94
2005	81.40	65.75	1,000,583	21.43
Source: Euronext.

Trading prices and volumes for our shares of common stock on Euronext Paris S.A. for each full financial quarter for the two most recent full financial years:

	HIGH	LOW	AVERAGE DAILY VOLUME	AVERAGE MONTHLY VOLUME
	(€)		(SHARES)	(MILLIONS OF SHARES)
2004 1st quarter	71.90	62.30	970,474	20.70
2nd quarter	73.90	65.70	1,071,888	22.51
3rd quarter	74.50	66.25	810,247	17.83
4th quarter	74.00	68.55	851,670	18.74
2005 1st quarter	81.40	71.00	941,082	19.45
2nd quarter	77.00	69.80	928,895	20.13
3rd quarter	79.80	70.65	1,063,889	23.41
4th quarter	77.15	65.75	1,065,749	22.74
Source: Euronext.

LAFARGE 20-F - Annual Report 2005 - 104

Back to contents

Trading prices and volumes for our shares of common stock on Euronext Paris S.A. for each month for the most recent six months:

	HIGH	LOW	AVERAGE DAILY VOLUME	MONTHLY VOLUME
	(€)		(SHARES)	(MILLIONS OF SHARES)
2005 September	77.90	70.65	1,530,376	33.67
October	74.65	65.75	1,244,006	26.12
November	73.20	66.95	1,028,706	22.63
December	77.15	72.15	926,299	19.45
2006 January	89.20	73.55	1,620,802	35.66
February	95.30	85.80	1,385,215	27.70
Source: Euronext.

The following tables set forth the volume and high and low last sales prices of our shares of American Depositary Shares as reported on the NYSE.

Trading prices and volumes for our American Depositary Shares on the NYSE for each full financial quarter for the two most recent full financial years:

	HIGH	LOW	AVERAGE DAILY VOLUME	AVERAGE MONTHLY VOLUME
	($)		(ADSS*)	(ADSS*)
2004 1st quarter	22.75	19.12	29,729	614,400
2nd quarter	22.53	19.82	28,227	583,367
3rd quarter	22.78	20.45	34,631	738,800
4th quarter	24.41	22.08	27,059	577,267
2005 1st quarter	26.35	23.96	33,970	690,733
2nd quarter	24.90	21.84	35,592	759,300
3rd quarter	24.48	21.60	55,123	1,175,967
4th quarter	22.89	19.81	63,819	1,340,200
* Each ADS represents one-fourth of one share.				Source: NYSE.

Trading prices and volumes for our American Depositary Shares on the NYSE for each month for the most recent six months:

	HIGH	LOW	AVERAGE DAILY VOLUME	MONTHLY VOLUME
	($)		(IN ADSS*)	(IN ADSS*)
2005 September	24.45	21.60	87,471	1,836,900
October	22.40	20.02	68,362	1,435,600
November	21.58	19.81	82,776	1,738,300
December	22.89	21.17	40,319	846,700
2006 January	26.33	22.35	68,930	1,378,600
February	27.54	25.74	54,980	1,044,700
* Each ADS represents one-fourth of one share.				Source: NYSE.

LAFARGE 20-F - Annual Report 2005 - 105

Back to contents

7.2 Markets

Securities listed on the Eurolist of Euronext Paris are officially traded through authorized financial institutions that are members of the Paris Stock Exchange. Securities are traded continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a closing price at 5:30 p.m.

Trades of securities listed on the Eurolist are settled on a cash basis on the third trading day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service de règlement différé) for a fee. The deferred settlement service is only available for trades in highly liquid securities, which includes our shares. Payment and delivery for shares under the deferred settlement service occurs on the last day of each month. Investors can elect on the determination date, which is the fifth trading day before the end of a month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month.

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

LAFARGE 20-F - Annual Report 2005 - 106

Back to contents

[THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

LAFARGE 20-F - Annual Report 2005 - 107

Back to contents

8 Other Information

LAFARGE 20-F - Annual Report 2005 - 108

Back to contents

8.1 SHARE CAPITAL

110

Evolution of the share capital during the financial year ended December 31, 2005

110

Potential share capital as of December 31, 2005

110

Evolution of the share capital in the last three financial years

111

8.2 ARTICLES OF ASSOCIATION (STATUTS)

111

Corporate Purpose (article 2 of our statuts)

111

Directors (article 14 of our statuts)

111

Rights, preferences and restrictions attaching to shares

112

8.3 EXCHANGE CONTROLS

115

8.4 MATERIAL CONTRACTS

115

8.5 TAXATION

116

French Taxation in general

116

Taxation of U.S. Investors

117

8.6 DOCUMENTS ON DISPLAY

120

LAFARGE 20-F - Annual Report 2005 - 109

Back to contents

8.1 Share capital

As at December 31, 2005, the Company’s share capital amounted to 703,941,212 euros divided into 175,985,303 fully paid-up shares with a nominal value of 4 euros each.

Since double voting rights have been granted to shares held in registered form for at least the last two years, and since shares held by the Company are deprived of voting rights, the total number of voting rights attached to the 175,985,303 fully paid-up shares amounted to 186,208,574 as at December 31, 2005.

Evolution of the share capital during the financial year ended December 31, 2005

The Company’s share capital as at December 31, 2004 amounted to 683,676,312 euros divided into 170,919,078 shares of a nominal value of 4 euros each.

Since December 31, 2004, the Company’s share capital has been increased by 5,066,225 shares in total as a result of the following:

	Number of shares issued	Subscription amount (euros)
		Capital	Share premium	Total
Exercise of stock subscription options during the period January 1, 2005 to December 31, 2005	494,899	1,979,596.00	19,717,916.42	21,697,512.42
Reinvestment of the dividend relating to the financial year ended December 31, 2004	3,995,201	15,980,804.00	232,001,322.07	247,982,126.07
Increase of share capital reserved for employees (LEA 2005)	576,125	2,304,500.00	30,713,223.75	33,017,723.75
TOTAL AS AT DECEMBER 31, 2005	5,066,225	17,960,400.00	251,719,238.49	269,679,638.49

Potential share capital as of December 31, 2005

The Company’s share capital as at December 31, 2005 could be increased by the issue of a maximum of 6,938,951 new shares as a result of the exercise of stock options granted to employees. Of this amount, 2,734,947 can be exercised at the date of publication of this document. The remaining 4,204,004 stock options can only be exercised upon expiry of a period of five years from the grant of the stock options for the options granted between December 1997 and May 2001 or a period of four years for the stock options granted on or after December 2001.

As at December 31, 2005 the Company had not issued any other type of security giving right, directly or indirectly, to the Company’s share capital.

As provided by French law, our share capital may be increased only with the shareholders’ approval at an Extraordinary General Meeting following a recommendation of the Board of Directors. Increases in our share capital may be effected by issuing additional shares; increasing the nominal value of existing shares; or creating a new class of equity securities.

The shareholders may delegate the right to carry out certain types of capital increases to the Board of Directors, with a maximum amount and for a certain period of time. The Board of Directors may further delegate this right to the Chairman and/or Chief Executive Officer.

Our Board of Directors has received from our shareholders’ meeting held on May 25, 2005, the right to carry out share capital increases through the issue of shares or other equity securities with or without shareholders’ preemptive subscription rights, through the capitalization of reserves, through the issue of employee stock subscription options or free shares and through the issue of shares reserved for our employees.

As of December 31,2005, our Board of Directors may carry out the following share capital increases pursuant to the delegations granted to it by our shareholders’ meeting held on May 25, 2005:

Type of share capital increase	Maximum nominal amount authorized (euros)	Expiration date of delegations	Maximum nominal amount left at December 31, 2005 (euros)
Issue of shares or other equity securities with shareholders’ preemptive subscription rights	200,000,000*	July 25, 2007	200,000,000*
Issue of shares or other equity securities without shareholders’ preemptive subscription rights	135,000,000*	July 25, 2007	135,000,000*
Issue of shares or other equity securities to remunerate contribution in kind	135,000,000*	July 25, 2007	135,000,000*
Capitalization of reserves	100,000,000	July 25, 2007	100,000,000
Issue of employee stock subscription options and free shares	3% of the share capital on the date of grant	July 25, 2007	16,005,616.36**
Issue of shares reserved for our employees	14, 000,000	July 25, 2007	14,000,000

* The cap on these issues applies to these three delegations, each issue being taken into account to compute the remaining amounts authorized under the other lines.

** Based on the share capital as of December 31, 2005.

LAFARGE 20-F - Annual Report 2005 - 110

Back to contents

Evolution of the share capital in the last three financial years

	2005	2004	2003
SHARE CAPITAL AT THE BEGINNING OF THE FINANCIAL YEAR (NUMBER OF SHARES)	170,919,078	167,217,813	132,880,433
NUMBER OF SHARES ISSUED DURING THE PERIOD JANUARY 1 TO DECEMBER 31 AS A RESULT OF:	5,066,225	3,701,265	34,350,010
- payment of the dividend in shares	3,995,201	3,483,477	2,391,039
- exercise of stock subscription options	494,899	217,788	114,813
- exercise of stock subscription warrants	-	-	12,630
- share capital increase reserved for employees	576,125	-	-
- share capital increase to remunerate the exchange offer initiated in Cementia Holding AG	-	-	-
- issue of new shares	-	-	31,831,528
MAXIMUM NUMBER OF SHARES TO BE ISSUED IN THE FUTURE AS A RESULT OF:	6,938,951	16,995,458	16,579,527
- exercise of stock subscription options	6,938,951	6,226,954	5,811,023
- exercise of stock subscription warrants	-	-	-
- conversion of bonds	-	10,768,504	10,768,504
SHARE CAPITAL AT THE END OF THE FINANCIAL YEAR:
a- euros	703,941,212	683,676,312	668,871,252
b- number of shares	175,985,303	170,919,078	167,217,813

8.2 Articles of association (statuts)

Corporate Purpose
(article 2 of our statuts)

The Company’s purpose as set out in article 2 of our statuts is:

1. The acquisition and management of all industrial and financial holdings, including, without limitation:

industries relating to cement and other hydraulic binders, construction materials and products or equipment used in homes;

refractory products industries;

industrial plant engineering and construction;

bio-industries and agri-business.

2. Research and provision of services in any of the above-mentioned fields and in any other field where the skills of the Company and its subsidiaries might apply.

3. All associations or undertakings, all acquisitions of securities, and all industrial, commercial, financial, agricultural, real and movable property transactions relating directly or indirectly to any of the above-mentioned purposes or such as ensure the development of Company assets.

Directors (article 14 of our statuts)

The Board of Directors must have a minimum of three members and a maximum of 18 members. The Directors are appointed by the shareholders at a General Meeting and their term of office is for 4 years. Directors must not be over 70 years of age and must each hold at least 1,143 of the Company’s shares. Each Director’s term of office expires at the end of the ordinary shareholders’ meeting called to approve the previous year’s accounts held in the year during which the Director’s term of office normally expires or during which the Director reaches the age limit of 70 years.

The Board of Directors elects a Chairman from among its members. The Chairman of the Board must not be over 65 years of age. The Chairman automatically ceases to perform his duties on December 31 of the year in which he reaches the age of 65 unless the Board of Directors decides to extend the term of office of the Chairman beyond the above-mentioned age limit for successive one-year periods provided that his term of office as Director continues for such periods. In this case, the term of office of the Chairman of the Board expires definitively on December 31 of the year in which he reaches the age of 67.

See Chapter 5 for more information on our Board of Directors.

LAFARGE 20-F - Annual Report 2005 - 111

Back to contents

Transactions between the Company and Directors

Agreements between the Company and any member of the Board of Directors are subject to prior approval of the Board unless these agreements are entered into at arms’ length in the ordinary course of business. The Director who has an interest in the agreement to be approved by the Board cannot take part in the vote of the Board of Directors. The same applies to agreements to be entered into between the Company and the Chief Executive Officer, a Chief Operating Officer , a shareholder holding more than 10% of the voting rights in the Company or, if such shareholder is a legal entity, a company controlling that shareholder.

Directors’ remuneration

The shareholders can award a fixed annual amount as compensation for the members of the Board of Directors. The Board can then distribute such amount between its members as it sees fits.

See Section 5.3 (Compensation) for more information on the amount of compensation awarded to the Directors by the shareholders.

The Board of Directors can authorize the reimbursement of travelling expenses and expenses incurred by Directors in the interests of Lafarge. The Board may also award exceptional remuneration to Directors who are members of Committees formed from among its members or who are entrusted with specific tasks or duties.

Rights, preferences and restrictions attaching to shares

Distribution of dividends
(article 34 of our statuts)

The net results of each financial year after deduction of overhead and other expenses of the Company, including any depreciation and provisions, constitute the Company’s profit or loss for that financial year.

The Company contributes 5% of this profit, as reduced by any loss carried forward from previous years, to a legal reserve fund; this contribution is no longer required if the legal reserve fund equals to 10% of the Company’s issued share capital and becomes compulsory again if the legal reserve fund falls below this percentage of the share capital.

A contribution is also made to other reserve funds in accordance with French law.

The profits remaining after these contributions constitute the distributable profits, as increased by any profit carried forward from the previous years, out of which an initial dividend equal to 5% of the nominal value of shares fully paid-up and not redeemed is paid to the shareholders. Such dividend cannot be cumulated from one year to another.

The distributable profits remaining after payment of the initial dividend can be allocated to optional reserve funds or carried forward. Any profits remaining are distributed to shareholders as a super dividend.

The General Meeting of shareholders may also decide to distribute part of the Company’s distributable reserves; in such event, the decision of the shareholders must specify expressly from which reserves the distribution is to be made. In any event, dividends are to be paid first from the financial year’s distributable profits.

If the Company has made losses, such losses are booked, after approval of the accounts by the shareholders, in a special balance sheet account and can be carried forward against profits in subsequent years until extinguished.

Payment of dividends (article 35 of our statuts)

Our statuts provide that the meeting of shareholders may offer shareholders a choice, for all or part of any dividend to be distributed, between payment in cash and payment in new company shares pursuant to applicable law. Shareholders may be offered the same choice with regard to the payment of interim dividends.

Unclaimed dividends within five years from the date of payment are forfeited and must be paid to the French State, in accordance with French law.

Loyalty dividend

Any shareholder who, at the end of the financial year, has held registered shares for at least two years and still holds them at the date of payment of the dividend in respect of that year, is entitled to receive in respect of such shares a bonus equal to 10% of the dividend (initial and loyalty dividend) paid to other shareholders, including any dividend which is paid in shares. Where applicable the increased dividend is rounded down to the nearest centime. Entitlement to the increased dividend is lost upon conversion of the registered shares in bearer form or upon transfer of the registered shares (this does not apply to transfers resulting from inheritance or gifts).

Similarly, any shareholder who, at the end of the financial year, has held registered shares for at least two years and still holds them at the date of an issue by way of capitalization of reserves, retained earnings or issue premiums of bonus shares, is entitled to receive additional shares equal to 10% of the number distributed, rounded down to the nearest whole number.

LAFARGE 20-F - Annual Report 2005 - 112

Back to contents

The number of shares giving entitlement to such increases held by any one shareholder cannot exceed 0.5% of the total share capital at the relevant financial year end.

In the event of a share dividend or bonus issue, any additional share ranks pari passu with the shares previously held by a shareholder for the purpose of determining any increased dividend or distribution of bonus shares. However, in the event of fractions:

•

where a shareholder opts for payment of dividends in shares, he can pay a balancing amount in cash to receive an additional share provided he meets the applicable legal requirements;

•

in the event of a bonus issue, the rights to any fractions of a share arising from the increase are not negotiable but the corresponding shares can be sold and the proceeds will be distributed to the holder of such rights no later than thirty days after the registration in the share account of the whole number of shares allocated to him.

Voting rights (article 30 of our statuts)

Each holder of shares is entitled to one vote per share at any shareholders meeting. Voting rights attached to shares can be exercised by the holder of the usufruct except where the holder of the usufruct and the underlying owner agree otherwise and jointly notify the Company at least five days before the date of the meeting (or within any other time limit as the Board of Directors sees fit).

Double voting rights

Double voting rights are attached to fully paid-up shares registered for at least two years in the name of the same shareholder. In accordance with French law, entitlement to double voting rights is lost upon conversion of the registered shares in bearer form or upon transfer of the registered shares (this does not apply to transfers resulting from inheritance or gifts). Double voting rights were introduced in our statuts over 60 years ago and are exercisable within the limitations set out below.

Restrictions on voting rights

There are no restrictions on the number of voting rights held by each of our shareholder if those rights do not exceed 1% of the rights attached to all the shares comprising the Company’s share capital. Above this threshold, the number of voting rights is restricted according to the number of voting rights held by shareholders present, deemed present or represented at the shareholders meeting. This prevents over representation of a shareholder when participation at a shareholders meeting is low while ensuring that each of our shareholders obtains a percentage of voting rights which is at least equal to his stake in the Company’s share capital.

Where applicable, the voting rights held directly or indirectly by a shareholder are aggregated with the voting rights belonging to any third party with whom such shareholder is acting in concert, as defined by law.

The applicable formula for the calculation of restrictions on voting rights was inserted in our statuts by a resolution of the annual shareholders meeting held on May 30, 1989 and is set out in Schedule 2 of our statuts.

Neither French law nor our statuts presently impose any restrictions on the ability of non-French holders to hold or vote our shares.

Liquidation Rights

In the event of liquidation, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations would first be distributed to repay in full the nominal value of our shares. Any surplus would then be distributed prorata among shareholders in proportion to the nominal value of their shareholdings.

Liability to further capital calls

Shareholders are liable for corporate liabilities only up to the nominal amount of the shares they hold.

Capital redemption (article 11 of our statuts)

Capital may be redeemed pursuant to a resolution of an Extraordinary General Meeting of shareholders by means of sums deemed distributable within the meaning of applicable law. Redeemed shares are called actions de jouissance; they lose, with respect to the portion redeemed, their entitlement to any distribution or reimbursement in respect of the nominal value of shares, but retain their other rights.

Changes to shareholders’ rights

Shareholders’ rights can only be modified if a resolution to amend our statuts is passed at a shareholders Extraordinary General Meeting by a two-thirds majority. Unanimity is however required to increase shareholders’ obligations. In addition to a vote at the shareholders Extraordinary General Meeting, suppression of double voting rights requires ratification by a two-thirds majority of a special meeting of the shareholders benefiting from such rights.

Convocation of and admission to shareholders meetings

Convocation of meetings (articles 27 and 28 of our statuts)

Meetings of shareholders can be called by the Board of Directors or, failing which, by the auditors and any other person legally authorized for such purpose.

LAFARGE 20-F - Annual Report 2005 - 113

Back to contents

The form of notice calling such meeting, which can be transmitted electronically, and the time limits for sending out this notice are regulated by law. The notice must specify the place of the meeting, which can be held at the registered office or any other place, and the agenda of the meeting.

Attending and voting at meetings (articles 29 and 30 of our statuts)

General Meetings of shareholders may be attended by all shareholders regardless of the number of shares they hold, provided that all calls of capital contributions due or past due with respect to such shares have been paid in full.

Access to the meeting is open to such shareholders, as well as to their proxies and registered intermediaries who have provided evidence of their entitlement to attend no later than 3:00 p.m. (Paris time) the day before the date of the assembly, including an attestation that their shares are registered in an account. The Board of Directors may, where deemed appropriate, present shareholders with personal admission cards bearing the name of the shareholder and require production of such cards. However, the Board of Directors may shorten or eliminate such time limit.

In all meetings of shareholders, shareholders are deemed present for quorum and majority purposes if participating in the meeting by videoconference or by a method of telecommunication that permits them to be identified. The Board of Directors organises, in accordance with applicable laws and regulations, the participation and voting by such shareholders at the meeting by creating a site dedicated exclusively to such purpose, and verifies the efficiency of the methods adopted to permit shareholder identification and to guarantee their effective participation at the meeting.

Shareholders not domiciled in French territory may be represented by an intermediary registered in accordance with applicable laws.

Shareholders may also be represented in accordance with applicable laws and regulations by proxy (provided that the proxy holder is himself a shareholder) or by their spouse, even if the latter is not a shareholder.

Shareholders may vote by mail in accordance with the conditions established by the law. The Board of Directors is authorized to reduce the time limit for the receipt of voting forms.

Shareholders may, pursuant to applicable law and regulations, submit their proxy or mail voting forms in respect of any meeting of shareholders, either in paper form or, upon a decision of the Board of Directors published in the meeting notice and in the notice of the meeting, by a method of telecommunication provided any such shareholder provides proof that his shares are registered in an account no later than 3:00 p.m. (Paris time) the day before the date of the assembly. The Board of Directors is authorized to reduce the time limits for the receipt of voting forms.

From 2002 onwards, the Board of Directors has decided not to require shareholders to block their shares prior to each General Meeting. Shareholders only have to present a certificate evidencing their share ownership to participate in such meetings in person or by proxy. The Board intends to continue following this approach in the future.

Any shareholder fulfilling the required conditions set out above can attend the meeting and take part in the vote, and any previously submitted correspondence vote or previously granted proxy is deemed invalid.

Quorum

In ordinary and extraordinary meetings of shareholders, the calculation of the quorum is based on the total number of shares with voting rights.

Ordinary meetings of shareholders: the quorum for the ordinary meeting of shareholders called pursuant to the first notice of the meeting is only met if the shareholders present, deemed present or represented hold 20% of the shares with voting rights. No quorum is required for a meeting called pursuant to a second notice.

Extraordinary meeting of shareholders: a quorum for the extraordinary meeting of shareholders is only met if the shareholders present, deemed present or represented at a meeting called pursuant to the first notice hold 25% of the shares with voting rights, or hold 20% of the shares with voting rights at a meeting called on second notice. If the quorum is not met pursuant to the second notice, the meeting is to be postponed to a date no later than two months after the date for which it had been called.

Majority required

Resolutions at an ordinary meeting of shareholders are passed by a simple majority of the votes cast by the shareholders present, deemed present or represented.

Resolutions at an extraordinary meeting of shareholders are passed by a two thirds majority of the votes cast by the shareholders present, deemed present or represented.

In the event of a capital increase by capitalisation of reserves, profits or issue premiums, resolutions are passed in accordance with the voting requirements for ordinary meetings of shareholders.

LAFARGE 20-F - Annual Report 2005 - 114

Back to contents

Disclosure of holdings exceeding certain thresholds (article 8 of our statuts)

In addition to the legal requirement to disclose holdings exceeding certain thresholds, our statuts provide that any person acting alone or in concert who becomes, directly or indirectly, the owner of 1% or more of our share capital or voting rights must notify the Company. This notification requirement is governed by the same provisions that apply to the legal requirement. The Company must be notified within the time limits provided by law by registered mail with return receipt requested or by fax or telex, of the number of shares or voting rights held, indicating whether these are held directly or indirectly and whether the shareholder is acting alone or in concert.

The notification must also specify the date on which the threshold was crossed (which corresponds to the date on which the transaction resulting in the crossing of the threshold took place), the number of shares held giving access to share capital and the voting rights attached thereto.

The same notification requirement applies to each subsequent increase or decrease in ownership of 1% or whole multiples of 1%.

If a person does not comply with this notification requirement, the provisions of the law providing for loss of voting rights apply. If such sanction is not applied automatically, one or more shareholders holding 1% or more of our share capital or voting rights may require a shareholders’ meeting to deprive the shares in excess of the relevant threshold of voting rights for all shareholders’ meetings for two years following the date on which the owner complies with the notification requirements. Such sanction is independent of any legal sanction which may be issued by a court upon the request of the Chairman, a shareholder or the Autorité des Marchés Financiers (AMF).

The Company may any time request, under the terms and conditions set forth by applicable law, the entity in charge of settlement of securities transactions to identify the holders of securities conferring immediate or future entitlement to voting rights at shareholders’ meetings and to state the number of securities held by each holder and any restrictions on such securities.

8.3 Exchange controls

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

8.4 Material contracts

We are a party to a €1,850,000,000 credit facility dated October 29, 2004 and amended on July 28, 2005 arranged by the Royal Bank of Scotland plc, Société Générale, HSBC, Citibank International plc, London branch and Calyon. This facility provides a revolving credit line in the amount of €1,850,000,000, which may be disbursed in euros or any other eligible currency. This facility has an initial maturity of five-years from the date of the amendment and includes two one-year extension options on the first and second anniversary date of July 28, 2005, subject to the banks’ approval.

In connection with the offer we launched on February 21, 2006 to purchase the shares of Lafarge North America Inc. that we do not already own, we entered into a $2,800,000,000 credit facility dated February 5, 2006 arranged by BNP Paribas and JP Morgan plc. This facility provides a revolving credit line in the amount of $2,800,000,000, which may be disbursed either in dollars or euros. This facility has a maturity of 364 days from the date of the facility. At its maturity, we may elect to extend outstanding loans under the facility for an additional 6 months in an amount up to $1,400,000,000. We may be required to prepay amounts owed under this facility from the proceeds of certain debt or equity refinancings.

Borrowings under each of the above credit facilities bear interest at a rate equal to the applicable reference rate (LIBOR or EURIBOR), plus a margin of 0.225% per annum (in the case of the $2,800,000,000 credit facility) and 0.20% per annum subject to Lafarge long term credit rating level (in the case of the €1,850,000,000 credit facility), subject in each case to adjustments for certain additional costs. Each facility also provides for a commitment fee for unutilized commitments in the amount of 0.06% per annum (subject to Lafarge long term credit rating level in the case of the € 1,850,000,000 credit facility) as well as other customary commissions.

Borrowings under each facility are further subject to the satisfaction of customary closing conditions. In addition, funding under the $2,800,000,000 credit facility is conditioned on the closing of the offer on the shares of Lafarge North America Inc. on or before May 31, 2006.

LAFARGE 20-F - Annual Report 2005 - 115

Back to contents

8.5 Taxation

French Taxation in general

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

In 2005, an exceptional 25% tax was due on certain distributions paid out of profits not subject to corporate income tax at the ordinary rate.

This exceptional 25% tax to be paid by the Company has been repealed as from January 1, 2006.

Taxation on Sale or Disposal of Shares

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of shares of our Company if both of the following apply to you:

•

you are not a French resident for French tax purposes; and

•

you have held not more than 25% of our Company’s dividend rights, known as droits aux bénéfices sociaux, at any time during the preceding five years, either directly or indirectly, alone or with relatives.

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

Foreign companies should be exempt from any capital gain tax in France, except in a very few and specific circumstances.

If you transfer listed shares using a written agreement, that agreement must generally be registered. You will be required to pay a registration duty of 1.1% as from January 1, 2006 of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is 4,000 euros per transfer as from January 1, 2006. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty. Generally speaking a written agreement is not requested for shares in a listed company. In such situation a stamp duty (stock exchange duty) is due.

Taxation of Dividends

Under French domestic law, French companies must generally deduct a 25% French withholding tax from dividends paid to non-residents and shareholders who are not resident in France. Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld, at least when he is resident of a country having entered into a double tax treaty. Under some tax treaties, the withholding tax is eliminated altogether.

The following countries, French overseas territories, known as Territoires d’Outre-Mer, and other territories have entered into income tax treaties with France that provide for the arrangements summarized below:

Australia, Austria, Belgium, Bolivia, Brazil, Burkina Faso, Canada, Estonia, Finland, Gabon, Ghana, Iceland, India, Israel, Italy, Ivory Coast, Japan, Latvia, Lithuania, Luxembourg, Malaysia, Mali, Malta, Mauritius, Mexico, Namibia, Netherlands, New Zealand, Niger, Norway, Pakistan, Senegal, Singapore, South Korea, Spain, Sweden, Switzerland, Togo, Turkey, Ukraine, United Kingdom, United States, Venezuela, French Territoires d’Outre-Mer and Other: New Caledonia, Saint-Pierre-et-Miquelon, Mayotte.

Under these treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for a lower rate of withholding tax, generally 15%.

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

LAFARGE 20-F - Annual Report 2005 - 116

Back to contents

Regarding formalities to be fulfilled, as from January 1, 2005, please note that a “simplified procedure” may be applied, for any kind of dividend distributions, in order to benefit from the reduced withholding tax rate provided by a double tax treaty. To benefit from this simplified procedure, the foreign tax authorities of the shareholder should establish a tax residence certificate, and then this certificate should be remitted to the financial institution keeping the shares’ records of this shareholder.

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

Wealth Tax (only applicable to individuals)

You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, on your shares if both of the following apply to you:

•

you are not a French resident for the purpose of French taxation; and

•

you own less than 10% of our Company’s capital stock, either directly or indirectly, provided that your shares do not enable you to exercise influence on our Company.

If a double tax treaty between France and your country of residence contains more favorable provisions, you may not be subject to French wealth tax even if one or both of the above statements applies to you.

Taxation of U.S. Investors

The following is a general summary of the material U.S. federal income tax and French tax consequences of purchasing, owning and disposing of our shares or ADSs. This discussion applies only to U.S. holders. You will be a U.S. holder if you are the beneficial owner of shares or ADSs and all of the following five points apply to you:

You own, directly, indirectly or by attribution, less than 10% of our share capital or voting stock;

You are any one of the following below:

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

3- You are entitled to the benefits of the “Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital”, signed August 31, 1994 (the “U.S.-France income tax treaty”) under the “Limitation on Benefits” article of that treaty;

4-  You hold your shares or ADSs in the Company as capital assets; and

5-  Your functional currency is the U.S. dollar.

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

Special rules may apply to U.S. expatriates, insurance companies, tax-exempt entities, pension funds, banks, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons holding shares or ADS as part of a hedging transaction, straddle or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, among others. Those special rules, except certain rules applicable to certain tax-exempt investors, are not discussed in this Annual Report. Furthermore, this discussion is based upon current U.S. and French law and practice, including the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury regulations promulgated thereunder, rulings, judicial decisions and administrative pronouncements. This summary is subject to any changes to (or changes in the interpretation of) U.S. or French law or practice occurring after the date hereof, which may have retroactive effect. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with its terms. Holders should consult their own tax advisers concerning the U.S. federal, state and local tax consequences of the ownership or disposition of our shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

LAFARGE 20-F - Annual Report 2005 - 117

Back to contents

Taxation of Dividends

Withholding Tax

As indicated under “French Taxation in general” above, under French domestic law, French companies must normally deduct a 25% French withholding tax from dividends paid to non-residents. Under the U.S.-France income tax treaty, this withholding tax is reduced to 15% if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and certain other requirements are satisfied.

As regards distributions made by us in 2006 additional provisions of the U.S.-France income tax treaty apply to you if you are considered an “eligible” U.S. holder of shares or ADSs. You are considered “eligible” if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

•

you are an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.-France income tax treaty;

•

you are a U.S. corporation, other than a regulated investment company, and that does not own, directly or indirectly 10% or more of the capital of the Company paying the dividends;

•

you are a U.S. corporation which is a regulated investment company, that does not own, directly or indirectly, 10% or more of the capital of the Company paying the dividends, provided that less than 20% of your shares are beneficially owned by persons who are neither citizens nor residents of the United States; or

•

you are a partnership, estate or trust that is a resident of the United States for purposes of the U.S.- France income tax treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as “eligible” under point (1) or point (2) above.

If you are and so long as you will remain an eligible U.S. holder, we shall withhold tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the United States under the U.S.-France income tax treaty in accordance with the “Simplified procedure” below. Otherwise, the “Normal procedure” must be followed.

Simplified procedure: A tax residency certificate, to be delivered by the United States tax authorities shall be sent to your local financial institution keeping your shares’ records before the effective payment of dividends. As soon as the financial institution receives the tax residence certificate, and before the effective payment of dividends, it will inform the French paying establishment of the global amount of dividends that you have to receive and for which the French paying establishment can apply the reduced withholding tax rate.

Normal procedure: This procedure will be applicable if you are not able to send the tax residence certificate before the effective payment of dividends: In such a case, you complete French Treasury Form RF I A EU-No. 5052 and send it to the French tax authorities. You will be subject to the 25% withholding tax but you are allowed to claim a refund from the French tax authorities of the difference between the 25% withholding tax rate and the withholding tax rate provided by the double tax treaty. The French withholding tax refund is generally expected to be paid within 12 months after the holder of shares or ADSs files Form RF I A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

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

U.S. federal income tax

For U.S. federal income tax purposes, the gross amount of any distribution and any French tax withheld thereon, will be included in your gross income as ordinary dividend income when any such payment is actually or constructively received by you if you hold shares (or received by the depositary, if you hold ADSs), to the extent it is paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, it will be treated first as a tax-free return of capital and thereafter any balance in excess of your adjusted tax basis will be taxable as capital gain. Dividends paid by us will not give rise to the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Such dividends generally will constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income).

LAFARGE 20-F - Annual Report 2005 - 118

Back to contents

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

French withholding tax imposed on the dividends you receive at 15% under the U.S.-France income tax treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to complex conditions and limitations, or alternatively you may choose to deduct all foreign taxes paid by you in a particular year as an itemized deduction. The United States Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of French withholding tax on dividends could be affected by future actions that may be taken by the United States Treasury.

If you are not an eligible U.S. holder, you are also entitled to the reduced rate of withholding tax applicable under the double tax treaty, provided that you apply the simplified procedure or the normal procedure (French tax Form RF I B EU-No. 5053 ,or any other form that may replace it in the future), to be completed, after the effective payment of dividends.

French Estate and Gift Taxes

Under the “Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,” if you transfer your shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

•

you are domiciled in France at the time of making the gift or at the time of your death; or

•

you used the shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the shares or ADSs for that use.

French Wealth Tax

The French wealth tax does not generally apply to shares or ADSs if the holder is a “resident” of the United States for purposes of the U.S.-France income tax treaty (except the case where substantial participations are held by a US resident individual).

Recent U.S. Tax Law Changes Applicable to Individuals

Some U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%, but lower in some cases, depending on the individual’s general income tax bracket) in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, “qualified dividend income generally” includes dividends paid by non-U.S. corporations if, among other things, certain minimum holding periods are met and either (i) the shares (or “ADSs”) with respect to which the dividend has been paid are readily tradable on an established securities markets in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S.-France income tax treaty) which contains an “exchange of information” provision. Qualified dividend income does not arise if the Company was a passive foreign investment company (“PFIC”) in the year prior to the year in which the dividend was paid, or in the year in which the dividend is paid. We currently believe that dividends paid with respect to our shares and ADSs will constitute qualified dividend income for U.S. federal income tax purposes, provided that the individual U.S. holders of our shares and ADSs meet certain requirements. Some of the eligibility requirements for non-U.S. corporations are not entirely certain, however, and further guidance from the Internal Revenue Service is anticipated. In addition, the Internal Revenue Service is expected to issue certification procedures in the form of an annual information return whereby a non-U.S. corporation will state the basis for its position that its dividends are eligible for the reduced U.S. federal income tax rates. Also, U.S. tax law changes in 2003 did not specifically address the situation where a trust is recipient of qualified dividend income, but did preserve the normal trust pass-through provisions, so that beneficiaries should benefit from the reduced rates. It also appears that trusts themselves may benefit from the reduced rates (in cases where the qualified dividend income is not distributed, but retained within the trust).

LAFARGE 20-F - Annual Report 2005 - 119

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

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We believe that we did not qualify as a PFIC for our taxable year ending December 31, 2005. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by us would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax adviser regarding the potential application of the PFIC rules to your ownership of our shares or ADSs.

U.S. Information Reporting and Backup Withholding

Dividend payments made to you and proceeds paid from the sale, exchange, redemption or disposal of your shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at 28% with respect to dividends and at 31% with respect to proceeds from sales and exchanges. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on Internal Revenue Service Form W-8BEN) in connection with payments received in the United States or through U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

8.6 Documents on display

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

LAFARGE 20-F - Annual Report 2005 - 120

Back to contents

[ THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY ]

LAFARGE 20-F - Annual Report 2005 - 121

Back to contents

9 Controls and Procedures

LAFARGE 20-F - Annual Report 2005 - 122

Back to contents

9.1 EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

124

9.2 MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

124

9.3 REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

124

9.4 CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

127

9.5 ADDITIONAL INFORMATION REGARDING THE FRENCH ACT
LOI DE SECURITE FINANCIERE

127

LAFARGE 20-F - Annual Report 2005 - 123

Back to contents

9.1 Evaluation of disclosure controls and procedures

Bruno Lafont, our Group Chief Executive Officer, and Jean-Jacques Gauthier, our Group Executive Vice-President Finance (Chief Financial Officer), have carried out an evaluation of the effectiveness of the Group’s disclosure controls and procedures pursuant to Section 13a-15(e) of the Securities Exchange Act (the “Exchange Act”) as of the end of the period covered by this Annual Report. Based upon this evaluation and as of its date, both Mr. Lafont and Mr. Gauthier have concluded that our disclosure controls and procedures are effective.

9.2 Management’s Annual Report on internal control over financial reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting, as this term is defined in Section 13a-15(f) of the Exchange Act. The Group’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, the effectiveness of an internal control system may change over time.

We have assessed the effectiveness of the Group’s internal control over financial reporting, using the criteria described in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment under these criteria, we believe that, as of December 31, 2005, our internal control over financial reporting was effective.

Deloitte & Associés, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 20-F, has also audited management’s assessment of the Group’s internal control over financial reporting and the effectiveness of the Group’s internal control over financial reporting as of December 31, 2005, as stated in their report which is included herein.

March 24, 2006	/s/	Bruno Lafont	/s/	Jean-Jacques Gauthier
		Bruno Lafont		Jean-Jacques Gauthier
		Group Chief Executive Officer		Group Executive Vice-President Finance

9.3 Reports of independent registered public accounting firms

To the Board of Directors and Stockholders of Lafarge S.A., Paris, France:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Lafarge S.A. and subsidiaries (the “Group”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.  We did not examine the effectiveness of internal control over financial reporting of Lafarge North America, Inc., a consolidated subsidiary, whose financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and reflect total assets and revenues of 4,203 million euros and 3,459 million euros, respectively, as of and for the year ended December 31, 2005.  The effectiveness of Lafarge North America Inc.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinions, insofar as they relate to the effectiveness of Lafarge North America Inc.’s internal control over financial reporting, are based solely on the report of the other auditors.

LAFARGE 20-F - Annual Report 2005 - 124

Back to contents

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit and the report of the other auditors, management’s assessment that the Group maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, based on our audit and the report of the other auditors, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 of the Group and our report dated March 24, 2006 expressed an unqualified opinion on those financial statements based on our audit and the report of other auditors.

Deloitte & Associés

Paris, France

March 24, 2006

LAFARGE 20-F - Annual Report 2005 - 125

Back to contents

The Board of Directors and Shareholders

Lafarge North America Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting (not presented separately herein), that Lafarge North America Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  Lafarge North America Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Lafarge North America Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria.  Also, in our opinion, Lafarge North America Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 consolidated financial statements of Lafarge North America Inc. and our report dated February 6, 2006 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

McLean, Virginia

February 6, 2006

LAFARGE 20-F - Annual Report 2005 - 126

Back to contents

9.4 Changes in internal control over financial reporting

There have been no significant changes in the Group’s internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except the change mentioned by our subsidiary Lafarge North America Inc. in its Form 10-K related to the implementation during the last quarter of a significant module of their new Entreprise Resource Planning (“ERP”) system. Lafarge North America Inc. mentioned that it expects this ERP system to further advance its control environment by automating manual processes.

9.5 Additional information regarding the French Act Loi de sécurité financière

Pursuant to the French Act of August 1, 2003 (Loi de Sécurité Financière), the Chairman of our Board of Directors is required to deliver a special report to the ordinary shareholders’ meeting regarding our Board’s governance practices, the status of the internal control procedures implemented by the Group and the restrictions that our Board of Directors has placed on the powers granted to the Chief Executive Officer. This report describes:

•

our overall framework in terms of internal control;

•

the internal control procedures over financial reporting we currently have in place and the evaluations carried out to comply with Sections 302 and 404 of the Sarbanes-Oxley Act.

Regarding our overall internal control framework, this report describes the objectives of our internal controls, the Group’s internal control policy — which states that internal control monitoring is under the responsibility of the general management of each legal or operational unit — and the formal methodology developed to analyze and manage risks, which includes the definition of internal control standards for operational and corporate processes. It also describes the role of the different stakeholders regarding internal control, and in particular the role of our Internal Audit department, which consists of 48 auditors, 18 of whom are attached to our subsidiary Lafarge North America Inc., and the role of the project team in charge of the implementation of the internal control requirements enforced by the Sarbanes-Oxley Act and the French Loi de Sécurité Financière.

Regarding our internal control procedures over financial reporting, this report gives an overview of key processes having an impact on financial reporting, as well as the detailed work carried out to assess our internal control over financial reporting. This includes documentation and testing of our internal control over financial reporting, as well as implementation of corrective action plans when needed.

LAFARGE 20-F - Annual Report 2005 - 127

Back to contents

10 Auditing Matters

LAFARGE 20-F - Annual Report 2005 - 128

Back to contents

10.1 AUDITORS

130

10.2 AUDITORS’ FEES AND SERVICES

130

LAFARGE 20-F - Annual Report 2005 - 129

Back to contents

10.1 Auditors

Deloitte & Associés, 185, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, represented by Messrs. Jean-Paul Picard and Arnaud de Planta.

Date of the first appointment: 1994.

Current appointment expires on May 24, 2006.

10.2 Auditors’ fees and services

This table sets out the amount of fees billed for each of the last three fiscal years by our auditors, Deloitte & Associés, in relation to audit services, audit-related services, tax and other services provided to us.

(million)	2005		2004		2003
	$	€	$	€	$	€
Audit Fees	23.8	20.1	16.1	11.9	13.4	10.6
Audit-Related Fees*	3.9	3.3	3.9	2.9	3.5	2.8
Tax Fees**	3.0	2.5	2.6	1.9	1.0	0.8
Other Fees	-	-	-	-	-	-
TOTAL FEES	30.7	25.9	22.6	16.7	17.9	14.2

* Audit-related fees are generally fees billed for services that are closely related to the performance of the audit or review of financial statements. These include due diligence services related to acquisitions, consultations concerning financial accounting and reporting standards (including transition to IFRS), attestation services not required by statute or regulation, information system reviews.

** Tax fees are fees for services related to international and domestic tax compliance, including the  review of tax returns and tax services regarding statutory, regulatory or administrative developments and expatriate tax assistance and compliance.

Deloitte & Associés has responsibility for the audit of the accounts of all of our French and foreign subsidiaries (except mainly for the accounts of Lafarge North America Inc., which are audited by Ernst & Young).

Fees billed by Deloitte & Associés in 2005 were pre-approved by the Audit Committee and by our Board of Directors.

Auditors’ pre-approval policies and procedures were approved by our Board of Directors in 2005 and are contained in its charter. These policies and procedures provide that the Audit Committee shall:

•

update every year the list of services that can be provided by the auditors in light of new rules and regulations in this area and ensure that the fees paid by the Group to its auditors for services other than audit services (due diligence prior to an acquisition or disposal of companies in the scope of consolidation, accounting advice and advice on control procedures prior to an acquisition, audit or advisory services for the benefit of third parties, specific procedures relating to the consolidation process, the provision of attestations, etc.) do not exceed 60% of the total amount of audit fees billed;

•

pre-approve audit fees relating to (i) the audit of the Group’s financial statements (including Lafarge S.A. and its subsidiaries), (ii) the issuance of attestation or comfort letters in relation to the filing of a report or prospectus with a securities commission or another regulator, (iii) assistance in responding to the request of regulatory authorities, (iv) the issuance of an attestation relating to the Chairman’s Report on internal controls required by French law and (v) advising on certain accounting treatments, the actual or potential impact of new laws and regulations, the interpretation of IASB, FASB pronouncements, rules of the Securities and Exchange Commission and any other rules published by a regulatory body;

•

pre-approve engagements relating to tax services (compliance with local tax laws, preparation and review of tax filings in accordance with applicable rules) and the corresponding fees;

•

ensure that the auditors do not engage in prohibited services for the Group; and

•

report on this matters to the Board of Directors for discussion and approval.

The charter of the Board and its Committees provides that the scope of audit services are to be pre-approved for each year. Any amendment to the list of audit services or any fees in excess of those that have been pre-approved (other than by reason of exchange rate variations) shall be pre-approved by the Audit Committee and the Board.

LAFARGE 20-F - Annual Report 2005 - 130

Back to contents

The auditors must confirm every year to the Audit Committee that services pre-approved are in compliance with applicable rules and regulations relating to auditor independence.

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

This table set outs the percentage of fees billed in 2005 for audit-related, tax or other services that have been pre-approved.

PERCENTAGE OF FEES PRE-APPROVED VERSUS TOTAL FEES BILLED IN 2005
Audit-Related Fees	100%
Tax Fees	100%
Other Fees	N/A

LAFARGE 20-F - Annual Report 2005 - 131

Back to contents

Exhibits

1

By-laws (statuts), as amended, of Lafarge S.A. (English translation).

2.1

Deposit Agreement, dated July 18, 2001 among Lafarge S.A., Morgan Guaranty Trust Company of New York, as depositary, and the holders of American Depositary Receipts*.

2.2

Instruments with respect to long-term debt which do not exceed 10 percent of the total assets of the company and its consolidated subsidiaries have not been filed. The company agrees to furnish a copy of such instruments to the Commission upon request.

4.1

1,850,000,000 euros Credit Facility dated October 29, 2004 and amended July 28, 2005.

4.2

2,800,000,000 U.S. dollars Credit Facility dated February 5, 2006.

8

List of significant subsidiaries**.

12.1

Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2

Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.1

Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10 U.S.C. § 1350).

13.2

Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10 U.S.C. § 1350).

* Incorporated by reference to the Registration Statement on Form 20-F filed by Lafarge with the Securities and Exchange Commission on July 19, 2001.

** See Note 38 to our consolidated financial statements.

LAFARGE 20-F - Annual Report 2005 - 132

Back to contents

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LAFARGE
(Registrant)
Date: March 24, 2006	/s/	Bruno Lafont
Bruno Lafont
Group Chief Executive Officer

LAFARGE 20-F - Annual Report 2005 - 133

Consolidated Financial Statements

LAFARGE 20-F - Annual Report 2005 - 134

The following consolidated financial statements are filed as part of this registration statement from pages F-1 through F-93, incorporated herein by reference:

Financial Report

Report of Independent Registered Public Accounting Firm (Deloitte & Associés)

F-2

Report of Independent Registered Public Accounting Firm (Ernst & Young LLP)

F-3

Consolidated Financial Statements at or for the years ended December 31, 2005 and 2004

CONSOLIDATED STATEMENTS OF INCOME

F-4

CONSOLIDATED BALANCE SHEETS

F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS

F-6

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

F-7

Notes to the Consolidated Financial Statements:

F-8

Note 1 - Business Description

F-8

Note 2 - Summary of Significant Accounting Policies

F-8

Note 3 - Business Segment and Geographic Area Information

F-17

Note 4 - Gains on Disposals, Net

F-20

Note 5 - Other Operating Income (Expenses)

F-21

Note 6 - Finance (Costs) Income

F-21

Note 7 - Income from associates

F-22

Note 8 - Earnings Per Share

F-22

Note 9 - Goodwill

F-23

Note 10 - Intangible assets

F-26

Note 11 - Property, Plant and Equipment

F-27

Note 12 - Investments in Associates

F-29

Note 13 - Joint ventures

F-30

Note 14 - Other Financial Assets

F-30

Note 15 - Inventories

F-31

Note 16 - Trade receivables

F-32

Note 17 - Other Receivables

F-33

Note 18 - Cash and Cash Equivalents

F-33

Note 19 - Shareholders’ Equity – parent company

F-33

Note 20 - Share based payments

F-34

Note 21 - Minority Interests

F-37

Note 22 - Income taxes

F-38

Note 23 - Pension plans, end of service benefits and other post retirement benefits

F-41

Note 24 - Provisions

F-46

Note 25 - Debt

F-49

Note 26 - Financial Instruments

F-51

Note 27 - Put options on shares of subsidiaries

F-56

Note 28 - Other Payables

F-57

Note 29 - Commitments and Contingencies

F-57

Note 30 - Legal and arbitration proceedings

F-58

Note 31 - Related Party Transactions

F-59

Note 32 - Employees Costs and Directors’ and Executive Officers’ Compensation for Services

F-60

Note 33 - Emission rights

F-61

Note 34 - Supplemental cash flow disclosures

F-61

Note 35 - Subsequent events

F-62

Note 36 - Summary of Differences Between Accounting Principles Followed by the Group and U.S. GAAP

F-62

Note 37 - Reconciliation of IFRS to U.S. GAAP

F-71

Note 38 - List of significant subsidiaries at December 31, 2005

F-74

Note 39 – Transition to IFRS : Impact of the transition on financial statements at January 1, 2004 and December 31, 2004

F-78

LAFARGE 20-F - Annual Report 2005 – F - 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Lafarge S.A., Paris, France:

We have audited the accompanying consolidated balance sheets of Lafarge S.A. and subsidiaries (the “Group”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in equity, and cash flows for each of the years then ended (all expressed in euros). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Lafarge North America Inc. (a consolidated subsidiary), which statements prepared in accordance with accounting principles generally accepted in the United States of America and reflect total assets of 4,203 million euros and 3,437 million euros as of December 31, 2005 and 2004, respectively, and total revenues of 3,459 million euros and 3,024 million euros for the years ended December 31, 2005 and 2004, respectively. Such financial statements, which were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Lafarge North America Inc., is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”).

Our audits also included auditing the adjustments to convert the consolidated financial statements of Lafarge North America Inc. into IFRS for the purpose of consolidation.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended December 31, 2005 and 2004 and the determination of equity and financial position at December 31, 2005 and 2004, to the extent summarized in Notes 36, 37 and 38.

Our audits also comprehended the translation of the euro amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (z). Such United States dollar amounts are presented solely for the convenience of the readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 24, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Group’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting based on our audits and the report of other auditors.

Deloitte & Associés

Paris, France

March 24, 2006

LAFARGE 20-F - Annual Report 2005 – F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Lafarge North America Inc.:

We have audited the consolidated balance sheets of Lafarge North America Inc. (a Maryland corporation and a majority-owned subsidiary of Lafarge) and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2005 (not presented separately herein). Our audits also included the financial statement schedule listed in the Index at Item 15(a) (not presented separately herein) . These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lafarge North America Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company changed its method of accounting for asset retirement obligations. Also, as discussed in Note 19 to the consolidated financial statements, the Company changed the date used to measure pension and other postretirement benefit plan assets and obligations in 2004.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight
Board (United States), the effectiveness of Lafarge North America Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 6, 2006 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

McLean, Virginia

February 6, 2006

Except for Note 23 to the Lafarge North America Inc. financial statements (not presented separately herein), as to which the date is February 21, 2006.

LAFARGE 20-F - Annual Report 2005 – F - 3

Consolidated statements of income

		Years ended December 31,
	Notes	2005 (Note 2(z))	2005	2004
	(million $, except per share data)		(million euros, except per share data)
REVENUE	(3)	18,910	15,969	14,436
Cost of sales		(13,758)	(11,618)	(10,402)
Selling and administrative expenses		(2,361)	(1,994)	(1,833)
CURRENT OPERATING INCOME	(3)	2,791	2,357	2,201
Gains on disposals, net	(4)	44	37	91
Other operating income (expenses)	(5)	(186)	(157)	(218)
OPERATING INCOME	(3)	2,649	2,237	2,074
Finance (costs) income	(6)	(506)	(427)	(547)
Income from associates	(7)	45	38	74
INCOME BEFORE INCOME TAX		2,188	1,848	1,601
Income tax	(22)	(502)	(424)	(267)
NET INCOME		1,686	1,424	1,334
Out of which:
GROUP SHARE		1,298	1,096	1,046
Minority interests		388	328	288
BASIC EARNINGS PER SHARE (EUROS)	(8)	7.57	6.39	6.26
DILUTED EARNINGS PER SHARE (EUROS)	(8)	7.51	6.34	6.13
BASIC AVERAGE NUMBER OF OUTSTANDING SHARES (IN THOUSANDS)	(8)	171,491	171,491	167,204

The accompanying Notes are an integral part of these consolidated financial statements.

LAFARGE 20-F - Annual Report 2005 – F - 4

Consolidated balance sheets

		At December 31,
	Notes	2005 (Note 2(z))	2005	2004
	(million $, except per share data)		(million euros, except per share data)
ASSET
NON-CURRENT ASSETS		24,327	20,543	18,241
Goodwill	(9)	7,870	6,646	5,998
Intangible assets	(10)	420	355	308
Property, plant and equipment	(11)	14,414	12,171	10,587
Investments in associates	(12)	445	376	372
Other financial assets	(14)	741	626	696
Derivative instruments	(26)	58	49	-
Deferred income tax asset	(22)	379	320	280
CURRENT ASSETS		8,706	7,352	6,259
Inventories	(15)	2,199	1,857	1,509
Trade receivables	(16)	3,241	2,737	2,264
Other receivables	(17)	1,095	925	727
Derivative instruments	(26)	116	98	209
Cash and cash equivalents	(18)	2,055	1,735	1,550
TOTAL ASSETS	(3)	33,033	27,895	24,500
LIABILITIES
Common stock	(19)	834	704	684
Additional paid-in capital	(19-20)	7,479	6,316	6,013
Treasury shares		(116)	(98)	(102)
Retained earnings		2,398	2,025	1,337
Other reserves	(19)	83	70	32
Foreign currency translation		877	741	(182)
SHAREHOLDERS’ EQUITY–PARENT COMPANY		11,555	9,758	7,782
Minority interests	(21)	3,045	2,571	2,119
EQUITY		14,600	12,329	9,901
NON-CURRENT LIABILITIES		11,410	9,635	9,774
Deferred income tax liability	(22)	671	567	632
Pension & other employee benefits liabilities	(23)	1,442	1,218	1,234
Provisions	(24)	1,165	984	920
Long-term debt	(25)	8,120	6,856	6,959
Derivative instruments	(26)	12	10	29
PUT OPTIONS ON SHARES OF SUBSIDIARIES	(27)	311	263	299
CURRENT LIABILITIES		6,712	5,668	4,526
Pension & other employee benefits liabilities, current portion	(23)	185	156	121
Provisions, current portion	(24)	146	123	118
Trade payables		1,984	1,675	1,424
Other payables	(28)	1,865	1,575	1,387
Income tax payable		195	165	46
Short term debt and current portion of long-term debt	(25)	2,233	1,886	1,387
Derivative instruments	(26)	104	88	43
TOTAL EQUITY AND LIABILITIES	(3)	33,033	27,895	24,500

The accompanying Notes are an integral part of these consolidated financial statements.

LAFARGE 20-F - Annual Report 2005 – F - 5

Consolidated statements of cash flows

		Years ended December 31,
	Notes	2005 (Note 2(z))	2005	2004
	(million $, except per share data)		(million euros, except per share data)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
NET INCOME		1,686	1,424	1,334
Adjustments for income and expenses non cash or not related to operating activities, for financial expenses and income taxes:
Depreciation and amortization of assets	(3)	1,152	973	898
Impairment losses	(5)	101	85	132
Income from associates	(7)	(45)	(38)	(74)
(Gains) on disposals, net	(4)	(44)	(37)	(91)
Finance costs (income)		506	427	547
Income taxes		502	424	267
Others, net		(54)	(46)	(13)
Change in operating working capital items, excluding financial expenses and income taxes (see analysis below)		(417)	(352)	(271)
Net cash provided by operating activities before impacts of financial expenses and income taxes		3,387	2,860	2,729
Cash payments for financial expenses		(531)	(448)	(398)
Cash payments for income taxes		(623)	(526)	(454)
NET CASH PROVIDED BY OPERATING ACTIVITIES		2,233	1,886	1,877
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Capital expenditures	(3)	(1,721)	(1,454)	(1,133)
Investment subsidies received		2	2	1
Investment in subsidiaries and joint ventures(1)		(454)	(384)	(309)
Investment in associates		(12)	(10)	(4)
Investment in available for sale investments		(12)	(10)	(111)
Disposals(2)		182	154	574
Net decrease in long-term receivables		21	18	10
NET CASH (USED IN) INVESTING ACTIVITIES		(1,994)	(1,684)	(972)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of common stock		356	301	217
Proceeds from issuance of common stock – minority interests subscription		102	86	38
Decrease in treasury shares		5	4	2
Dividends paid		(483)	(408)	(383)
Dividends paid by subsidiaries to minority interests		(162)	(137)	(121)
Proceeds from issuance of long-term debt		2,487	2,100	958
Repayment of long-term debt		(2,428)	(2,050)	(1,783)
Increase (decrease) in short-term debt		(96)	(81)	218
NET CASH (USED IN) FINANCING ACTIVITIES		(219)	(185)	(854)
INCREASE IN CASH AND CASH EQUIVALENTS		20	17	51
Net effect of foreign currency translation on cash and cash equivalents		199	168	(28)
Cash and cash equivalents at beginning of year		1,836	1,550	1,527
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	(18)	2,055	1,735	1,550
(1) Net of cash and cash equivalents of companies acquired		33	28	49
(2) Net of cash and cash equivalents of companies disposed of		1	1	7
SUPPLEMENTAL DISCLOSURES
ANALYSIS OF CHANGES IN OPERATING WORKING CAPITAL ITEMS
(Increase) in inventories		(213)	(180)	(108)
(Increase) in trade receivables		(229)	(193)	(100)
(Increase) decrease in other receivables – excluding financial and income taxes receivables		(87)	(74)	16
Increase in trade payables		117	99	142
(Decrease) in other payables – excluding financial and income taxes payables		(5)	(4)	(221)

The accompanying Notes are an integral part of these consolidated financial statements.

LAFARGE 20-F - Annual Report 2005 – F - 6

Consolidated statements of changes in equity

	(number of shares)		(million euros)
	Outstanding shares	Treasury shares	Common stock	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves	Foreign currency translation	Share- holders’ equity - parent company	Minority interests	Equity
BALANCE AT JANUARY 1, 2004	167,217,813	1,856,266	669	5,798	(104)	675	(14)	-	7,024	1,850	8,874
Available for sale investments	-	-	-	-	-	-	9	-	9	-	9
Cash-flow hedge instruments	-	-	-	-	-	-	61	-	61	-	61
Deferred taxes and others	-	-	-	-	-	(1)	(24)	-	(25)	-	(25)
Change in translation adjustments	-	-	-	-	-	-	-	(182)	(182)	(50)	(232)
Income and expenses recognized directly in equity	-	-	-	-	-	(1)	46	(182)	(137)	(50)	(187)
Net income	-	-	-	-	-	1,046			1,046	288	1,334
TOTAL INCOME AND EXPENSES FOR THE PERIOD (COMPREHENSIVE INCOME)	-	-	-	-	-	1,045	46	(182)	909	238	1,147
Dividends paid	-	-	-	-	-	(383)	-	-	(383)	(121)	(504)
Issuance of common stock (dividend reinvestment plan)	3,483,477	-	14	193	-	-	-	-	207	-	207
Issuance of common stock (exercise of stock options)	217,788	-	1	9	-	-	-	-	10	-	10
Share based payments	-	-	-	13		-	-	-	13	-	13
Treasury shares	-	(21,870)	-	-	2	-	-	-	2	-	2
Other movements – minority interests	-	-	-	-	-	-	-	-	-	152	152
BALANCE AT DECEMBER 31, 2004	170,919,078	1,834,396	684	6,013	(102)	1,337	32	(182)	7,782	2,119	9,901
Available for sale investments	-	-	-	-	-	-	42	-	42	-	42
Cash-flow hedge instruments	-	-	-	-	-	-	16	-	16	-	16
Deferred taxes and others	-	-	-	-	-	-	(20)	-	(20)	-	(20)
Change in translation adjustments	-	-	-	-	-	-	-	923	923	278	1,201
Income and expenses recognized directly in equity	-	-	-	-	-	-	38	923	961	278	1,239
Net income						1,096			1,096	328	1,424
Total income and expenses for the period (comprehensive income)	-	-	-	-	-	1,096	38	923	2,057	606	2,663
Dividends paid	-	-	-	-	-	(408)	-	-	(408)	(137)	(545)
Issuance of common stock (dividend reinvestment plan)	3,995,201	-	16	232	-	-	-	-	248	-	248
Issuance of common stock (exercise of stock options)	494,899	-	2	20	-	-	-	-	22	-	22
Employee stock purchase plan	576,125	-	2	31	-	-	-	-	33	-	33
Share based payments	-		-	20	-	-	-	-	20	-	20
Treasury shares	-	(48,703)	-	-	4	-	-	-	4	-	4
Other movements – minority interests	-	-	-	-	-	-	-	-	-	(17)	(17)
BALANCE AT DECEMBER 31, 2005	175,985,303	1,785,693	704	6,316	(98)	2,025	70	741	9,758	2,571	12,329

The accompanying Notes are an integral part of these consolidated financial statements.

LAFARGE 20-F - Annual Report 2005 – F - 7

Notes to the consolidated financial statements

Note 1 - Business Description

Lafarge S.A. is a French limited liability company (société anonyme) governed by French law. Our commercial name is “Lafarge”. The Company was incorporated in 1884 under the name “J. et A. Pavin de Lafarge”. Currently, our by-laws state that the duration of our company is until December 31, 2066, and may be amended to extend our corporate life. Our registered office is located at 61, rue des Belles-Feuilles, 75116 Paris, France. The Company is registered under the number “542 105 572 RCS Paris” with the registrar of the Paris Commercial Court (Tribunal de commerce de Paris).

Based on sales, Lafarge is world leader in construction materials. The Group organizes its operations into four divisions: Cement, Aggregates & Concrete, Roofing and Gypsum.

The Group’s shares have been traded on the Paris stock exchange since 1923 and have been a component of the French CAC-40 market index since its creation. They are also included in the SBF 250 index and the Dow Jones Eurostoxx 50 index. Since July 23, 2001, the Group’s shares have traded on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares, or ADSs under the symbol “LR”. Each ADS represents one-fourth of one share.

As used herein, the terms “Lafarge S.A.” or the “parent company” refer to Lafarge a société anonyme organized under French law, without its consolidated subsidiaries. The terms the “Group” or “Lafarge” refer to Lafarge S.A. together with its consolidated companies.

These financial statements were examined by the Board of Directors on February 22, 2006.

Note 2 - Summary of Significant Accounting Policies

(a) Basis of preparation

In accordance with the European Regulation No 1606/2002 issued July 19, 2002, the 2005 consolidated financial statements of the Group are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as endorsed by the European Union, which does not differ for the Group with the IFRS as published by International Accounting Standards Board (“IASB”).

The 2004 comparative information has been restated in accordance with IFRS principles effective at the time these financial statements have been prepared, in accordance with IFRS 1 “First Time Adoption of IFRS”.

Until December 31, 2004, the Group consolidated financial statements were prepared in accordance with the provisions of French accounting legislation and standards (“French GAAP”).

As a first-time adopter of IFRS at January 1, 2004, the Group has followed the specific prescriptions described in IFRS 1. The options selected for the purpose of the transition to IFRS are described in the following Notes to the consolidated financial statements. Impacts of the transition on the balance sheet at January 1, 2004, the profit and loss for the year ended December 31, 2004 and the balance sheet at December 31, 2004 are presented and commented upon in Note 39 of this document.

IFRS differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of the main differences is set forth in Notes 36 and 37.

(b) Principles of consolidation

Investments over which the Group exercises control, are fully consolidated. Control exists when the Group has the power directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

Investments in companies in which the Group and third party investors have agreed to exercise joint control are consolidated by the proportionate consolidation method with the Group’s share of the joint ventures results of operations, assets and liabilities recorded in the consolidated financial statements.

Investments over which the Group exercises significant influence, but not control, are accounted for under the equity method. Such investees are referred to as “associates” throughout these consolidated financial statements.

All intercompany balances and transactions have been eliminated in consolidation. With respect to proportionately consolidated companies, intercompany transactions are eliminated on the basis of the Group’s interest in the entity involved.

(c) Use of estimates

The preparation of financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses. Management reviews its

LAFARGE 20-F - Annual Report 2005 – F - 8

estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from the estimates.

Significant estimates made by the management in the preparation of these financial statements include assumptions used for depreciation, pension liabilities, deferred taxes, valuation estimates for long-lived assets and other investments, reserves, recognized and disclosed amounts for certain financial instruments and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. The estimates used by the Group are detailed in the corresponding disclosures.

(d)
Translation of financial statements denominated in foreign currencies

1) General principle

The functional currency of the Group’s foreign subsidiaries is the applicable foreign currency.

The accounts of foreign subsidiaries, which functional currency is not the euro, are translated into euros using the period end closing rate of exchange for all balance sheet accounts. The average period rate of exchange is applied to revenues, expenses and amounts presented on the statements of cash flows. The resulting translation adjustments are included as a separate component of shareholders’ equity.

Goodwill and fair value adjustments at the time of a business combination are considered as assets or liabilities of the acquired subsidiary. As such, they are recorded in the functional currency of the subsidiary and translated into euros using the period end closing rate of exchange.

The exchange rates for the translation of main currencies were as follows:

1 for euro monetary unit	2005		2004
	Average rate	Year end rate	Average rate	Year end rate
Brazilian real (BRL)	0.3288	0.3621	0.2748	0.2763
Canadian dollar (CAD)	0.6624	0.7286	0.6184	0.6092
Chilean peso (CLP)	0.0014	0.0016	0.0013	0.0013
Chinese yuan (CNY)	0.0980	0.1050	0.0972	0.0887
Egyptian pound (EGP)	0.1388	0.1477	0.1295	0.1186
British pound (GBP)	1.4622	1.4592	1.4736	1.4183
Moroccan dirham (MAD)	0.0905	0.0914	0.0905	0.0889
Malaysian ringitt (MYR)	0.2121	0.2243	0.2116	0.1932
Nigerian naira (NGN)	0.0060	0.0065	0.0060	0.0055
Philippine peso (PHP)	0.0146	0.0159	0.0143	0.0131
Polish zloty (PLN)	0.2486	0.2591	0.2206	0.2448
U.S. dollar (USD)	0.8034	0.8477	0.8043	0.7342
Venezuelan bolivar (VEB)	0.0004	0.0004	0.0004	0.0004
South African rand (ZAR)	0.1263	0.1340	0.1247	0.1300

2) Hyper-inflationary countries

For companies that operate in countries which have been designated as hyper-inflationary, balance sheet amounts not already expressed in terms of the measuring unit current at the balance sheet date are restated by applying a general price index. Revenues and expenses in local currency are also restated on a monthly basis. Differences between original values and reassessed values are included in income.

In defining hyper-inflation, the Group employs criteria which include characteristics of the economic environment, such as inflation and foreign currency exchange rate fluctuations.

3) Specific treatment related to first-time adoption of IFRS

The Group, as permitted by IFRS 1, elected to “reset to zero” previous cumulative translation differences arising from the translation into euros of foreign subsidiaries’

LAFARGE 20-F - Annual Report 2005 – F - 9

financial statements denominated in foreign currency. The amount existing in the French GAAP accounts at January 1, 2004 has been included in retained earnings. This reclassification has no impact on shareholders’ equity. Translation adjustments which predate IFRS transition will therefore not be included when calculating gains or losses arising from the future disposal of consolidated subsidiaries, joint-ventures or associates.

(e) Business combinations, related goodwill and intangible assets

1) Business combinations

Business combinations after January 1, 2004

These business combinations are accounted for in accordance with the purchase method. Once control is obtained over a company, its assets and liabilities are recognized in accordance with the rules set in IFRS 3, “Business Combinations”, and are measured at their fair value at the acquisition date. Any excess of the cost of acquisition over the Group’s share in the fair value of all identified assets and liabilities is recognized as goodwill.

When the Group initially acquires a controlling interest in a business, any portion of the assets and liabilities retained by minority shareholders is also recorded at its fair value.

Accordingly, if the Group subsequently acquires the assets and liabilities considered held by minority shareholders, no additional fair value adjustment is recorded at that time. The difference between the purchase price and the carrying value of purchased assets and liabilities is recorded as goodwill.

Initial estimates of fair values are finalized within a one-year allocation period. When goodwill is determined provisionally by the end of the period in which the combination is effected, the Group recognizes any adjustments to those provisional values within twelve months of the acquisition date. If the adjustments materially effect the presentation of the consolidated financial statements, comparative information presented for the periods before the initial accounting of fair values is complete is presented, as if the initial accounting had been completed at the acquisition date.

Specific treatment related to first-time adoption of IFRS

As permitted by IFRS 1, the Group has not restated the business combinations which predate the transition date (January 1, 2004).

The Group has applied the purchase method to all its business combinations since January 1, 1989. Before January 1, 1989, positive and negative goodwill were written off against retained earnings.

2) Goodwill

As required by IFRS 3, “Business Combinations”, and IAS 36, “Impairment of assets”, subsequent to January 1, 2004, goodwill is no longer amortized but is tested for impairment at least annually.

Before January 1, 2004, under French GAAP, the Group was amortizing goodwill on a straight-line basis over the estimated period of benefit, up to 40 years, which reflected the long-term nature of our business.

3) Indefinite life intangible assets recorded during a business combination

Under French GAAP, before January 1, 2004, non-amortizable intangible assets, such as market share, have been recognized through the purchase price allocation.

These assets are not considered as a separately identifiable intangible asset under IAS 38, “Intangible assets”, but as a component of goodwill. They have been reclassified to goodwill at their carrying value as at January 1, 2004.

(f) Revenue recognition

Consolidated revenues represent the value, before sales tax, of goods, products and services sold by consolidated enterprises as part of their ordinary activities, after elimination of intra-group sales.

Revenues from the sale of goods and products are recorded when we have transferred the significant risks and rewards of ownership of the goods to the buyer (generally at the date ownership is transferred).

Revenue is measured at the fair value of the consideration received or receivable, taking into account the amount of any trade discounts and volume rebates allowed by the entity.

Amounts billed to a customer in a sales transaction related to shipping and handling are included in “Revenue”, and costs incurred for shipping and handling are classified as “Cost of sales”.

(g) Current operating income

Current operating income corresponds to operating income before:

•

net gains or losses on the sale of assets;

•

other operating income and expenses that mainly include impacts of:

restructuring,

impairment of assets (including impairment of goodwill),

litigation or other events highly unusual.

LAFARGE 20-F - Annual Report 2005 – F - 10

It represents an element of the main performance indicator used by the Group, as mentioned in Note 3.

(h) Finance costs and income

Finance costs and income include:

•

interest charges and income relating to the liability component of compound instruments, other borrowings including lease-financing liabilities, and cash and cash equivalents;

•

other expenses paid to financial institutions for financing operations;

•

dividends received from non consolidated investments;

•

impact of discounting provisions (except employee benefits);

•

financial exchange gains and losses;

•

gains and losses associated with certain derivative instruments;

•

change in value of trading investments.

Finance income is presented on a separate line of the income statement when material.

(i) Earnings per share

Basic earnings per share is computed by dividing income available to shareholders of the parent company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is computed by dividing adjusted net income available to shareholders of the parent company by the weighted average number of common shares outstanding during the year adjusted to include any dilutive potential common shares.

Potential common shares result from share options and convertible securities issued by the Group on its own common shares.

(j) Intangible assets

In accordance with criteria set in IAS 38, “Intangible assets”, only items for which future economic benefits are likely to flow to the Group are able to be recognized in the consolidated financial statements.

Intangible assets primarily include depreciable items such as software, mineral rights, and real estate development rights.

Intangible assets are amortized using the straight-line method over their useful lives ranging from three to five years, except for mineral rights, which are amortized based upon tons extracted, and real estate development rights, which are amortized over the estimated life of the development program.

Research and development costs

The Group is committed to improving its manufacturing process, maintaining product quality and meeting existing and future customer needs. These objectives are pursued through various programs.

In our businesses, expenses incurred are generally considered as research costs, in accordance with criteria set in IAS 38, “Intangible assets”, and are generally expensed as incurred.

Research costs which are expensed as incurred were 55 million euros and 54 million euros for the years ended December 31, 2005 and 2004 respectively.

(k) Property, plant and equipment

Property, plant and equipment is recorded at historical cost.

In accordance with IAS 17, “Lease contracts”, the Group capitalizes assets financed through capital leases where the lease arrangement transfers to the Group substantially all of the benefits and risks of ownership. Lease arrangements are evaluated based upon the following criteria:

•

the lease term in relation to the assets’ useful lives;

•

the total future payments in relation to the fair value of the financed assets;

•

existence of transfer of ownership;

•

existence of a favorable purchase option;

•

specificity of the leased asset.

Interest on borrowings related to the financing of significant construction projects and incurred during development activities is capitalized in project costs.

Investment subsidies are deducted from the cost of the property, plant and equipment.

Depreciation on property, plant and equipment is calculated as follows:

•

Land is not depreciated;

•

Mineral reserves consisting of proven and probable reserves are depleted using the units-of-production method;

•

Buildings are depreciated using the straight-line method over estimated useful lives varying from
20 years to 50 years for offices or residential properties;

Plant, machinery, equipment and installation costs are depreciated using the straight-line method over their estimated useful lives, ranging from eight to 30 years.

LAFARGE 20-F - Annual Report 2005 – F - 11

The historical cost of assets is classified into specific cost categories based upon their distinct characteristics. Each cost category represents components with specific useful lives. Useful lives are reviewed on a regular basis and changes in estimates, when relevant, are accounted for on a prospective basis.

Generally, residual values are considered immaterial.

The depreciation expense is recorded in “Cost of sales” and “Selling and administrative expenses”, based on the function of the underlying assets.

(l) Impairment of long-lived assets

1) Goodwill

In accordance with IAS 36, “Impairment of Assets”, the net book value of goodwill is reviewed at least annually, during the second half of the year, to take into consideration factors that may have affected the assets value and recoverability.

For the purposes of the test, the Group’s net assets are allocated to Cash Generating Units or reporting units (CGUs). Our four divisions are considered to be our four reporting/operating segments, each comprised of multiple CGUs. Our CGUs represent businesses that are one level below the reporting/operating segment and, generally, perform one of our four activities in a particular country. The CGU is the level used by the Group to organize and present activities and results in its internal reporting.

In its goodwill impairment test, the Group uses a combination of a market approach (fair value) and an income approach (value in use). In the market approach, we compare the carrying value of our CGUs with multiples of their current operating income before depreciation and amortization. For CGUs presenting an impairment risk according to the market approach, we then use the value in use approach. In the value in use approach, we estimate the discounted value of the sum of the expected future cash flows over a 10 year period. This period reflects the characteristics of our activities where operating assets have a long lifespan and where products evolve slowly. If the carrying value of the CGU exceeds the higher of the fair value or the value in use of the related assets and liabilities, the Group records an impairment of goodwill (in “other operating expenses”).

Evaluations for impairment are significantly impacted by estimates of future prices for our products, the evolution of expenses, economic trends in the local and international construction sector, expectations of long-term development of emerging markets and other factors. This also depends on the discount rates and perpetual growth rates used. The Group has defined country specific discount rates for each of its CGUs based on their weighted-average cost of capital.

In some cases, the Group uses a third party valuation as part of its impairment test.

2)
Property, plant & equipment and depreciable intangible assets

Whenever events or changes in circumstances indicate that the carrying amount of tangible and intangible assets may not be recoverable, the carrying value is compared with the estimated discounted cash flows expected to result from the use of the assets and their possible disposal (value in use) and with the fair value when available. If the higher of the fair value and the value in use is less than the carrying amount of these assets, an impairment loss is recognized for the difference (“other operating expenses”). The newly assessed asset is depreciated over the remaining life of the asset.

(m) Other financial assets

Other financial assets consist of shares held in equity securities, shares in listed companies treated as long-term equity investments, long-term receivables or deposits and cash balances that are restricted from use.

In accordance with IAS 39, “Financial instruments: recognition and measurement”, the Group classifies financial assets in four categories: trading (assets that are bought and held principally for the purpose of selling them in the near term), held-to-maturity (assets with fixed or determinable payments and fixed maturity that the Group has a positive intent and ability to hold to maturity), loans and receivables (assets with fixed or determinable payments that are not quoted in an active market) and available-for-sale (all other assets).

Most of the marketable debt and equity securities held by the Group are classified as available-for-sale. They are reported at their fair value (quoted price when available), with unrealized gains and losses excluded from earnings and are included in other reserves in the statement of shareholders’ equity.

When an other-than-temporary impairment is identified, the impairment is recognized directly in profit and loss. The Group assesses other-than-temporary impairment based on the value in use of the investment. This value in use, assessed on an individual investment basis, is measured according to such criteria as the Group share of net assets, the stock price or expected future profitability, weighted by the effects of holding these investments in terms of the Group’s strategy, or synergy with existing businesses. Once impairment is recognized in profit and loss, any further increase in the investment fair value is recognized directly in equity.

LAFARGE 20-F - Annual Report 2005 – F - 12

Loans and receivables accounted for at amortized cost are measured in accordance with the effective interest rate method. They are reviewed for impairment on an individual basis if there is any indication they may be impaired.

Financial assets that are designated as held-to-maturity are measured at amortized cost, in accordance with the effective interest rate method.

Trading investments are measured at fair value with gains and losses recorded as financial profits or expenses.

All financial assets are reviewed on an annual basis for impairment to assess if there is any indication that the asset may be impaired.

Purchases and sales of all financial assets are generally accounted for at trade date.

(n) Derecognition of financial assets

Under IAS 32, “Financial instruments: Disclosure and Presentation”, financial assets can only be derecognized when no further cash flow is expected to flow to the Group from the asset and if substantially all risks and rewards attached to the assets have been transferred.

For trade receivables, programs for selling receivables with recourse against the seller in case of recovery failure (either in the form of a subordinated retained interest or a direct recourse) do not qualify for derecognition.

(o) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method.

(p) Cash and cash equivalents

Cash and cash equivalents consist of cash, highly liquid investments and cash equivalents with an original maturity date of generally less than three months from the time of purchase.

Cash balances that are restricted from use (restrictions other than those linked to exchange controls or other legal restrictions in force in some countries) by the Group are excluded from cash and cash equivalents presented in the balance-sheet and in the cash-flow statement and are classified in noncurrent assets on the line “Other financial assets” in the consolidated balance sheets.

(q) Treasury shares

Treasury shares (own equity instruments held by Lafarge SA or subsidiaries) are accounted for as a reduction of shareholders’ equity at acquisition cost and no further recognition is made for changes in fair value. When treasury shares are resold, any difference between the cost and fair value is recognized directly in shareholders’ equity.

(r) Financial liabilities and derivative instruments

1) Recognition and measurement of financial
liabilities

Financial liabilities and long-term loans are measured at amortized cost calculated based on the effective interest rate method.

Accrued interests on loans are presented within “Other payables” in the balance sheet.

Financial liabilities hedged by an interest rate swap that qualifies for fair value hedge accounting are measured in the balance sheet at fair value for the part attributable to the hedged risk (risk related to changes in interest rates). The changes in fair value are recognized in earnings of the period of change and are offset by the portion of the loss or gain recognized on the hedging item that relates to the effective portion.

2) Compound instruments

Under IAS 32, “Financial Instruments: Disclosure and Presentation”, if a financial instrument contains components with characteristics of both liability and equity items, we classify the component parts separately according to the definitions of the various items. This includes financial instruments that create a debt and grant an option to the holder to convert the debt into equity instruments (e.g. bonds convertible into common shares).

The component classified as a financial liability is valued at issuance at the present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of a bond with the same characteristics (maturity, cash flows) but without any shareholders’ equity derivative component as defined in IAS 32.

The equity component is assigned the residual carrying amount after deducting from the instrument as a whole the amount separately determined for the liability component.

3) Derivative instruments and hedge relationships

The Group enters into financial derivative contracts only in order to reduce its exposure to changes in interest rates, foreign currency exchange rates and raw material prices on firm or highly probable commitments.

Forward exchange contracts and foreign currency swaps are used to hedge foreign currency exchange rate exposures.

LAFARGE 20-F - Annual Report 2005 – F - 13

The Group enters into various interest rate swaps to manage its interest rate exposure. The objective of the swaps is, depending on the circumstances, to modify instruments from fixed rate to floating and floating rate to fixed.

Pursuant to the guidance in IAS 39 and IAS 32, the Group records in its financial statements financial instruments which meet the criteria for recognition as derivatives. Derivative instruments are marked to market and recorded on the balance sheet at their fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Group designates its derivatives based on the criteria established by IAS 39.

In case of a fair value hedge relationship, changes in fair value on the hedging item are recognized in earnings of the period of change. The part corresponding to the efficient portion of the hedge is offset by the loss or gain recognized on the hedged item.

In case of a cash flow hedge relationship, changes in fair value on the hedging item that is determined to be an effective hedge are initially recognized directly in equity. The ineffective portion of the gain or loss is recognized in earnings immediately. The gain or loss recognized in equity is subsequently reclassified to profit and loss when the hedged exposure affects earnings.

For embedded derivatives, the gain or loss is recognized in earnings in the period of the change in fair value.

4) Put options on shares of subsidiaries

Under IAS 32, put options granted to minority interests of subsidiaries are considered as debt. Balancing impacts are not specifically addressed in IFRS.

As such, until the IASB issues specific guidance, the Group records a specific debt in the balance sheet by reclassifying the underlying minority interests and recording goodwill in an amount equal to the difference between the carrying value of minority interests and the value of the debt.

The value of the debt is estimated using the contract formulas or prices. When utilizing formulas based upon multiples of earnings minus debt, we use the actual earnings of the period and the debt of the subsidiary at the closing date of the estimation. The change in the value of the instrument is recorded against the goodwill initially recorded on these instruments.

There is no impact on the consolidated statements of income.

(s) Pensions, end of service benefits and other post retirement benefits

1) Defined contribution plans

The Group accounts for pension costs related to defined contribution pension plans as they are incurred (in “cost of sales” or “selling and administrative expenses” based on the beneficiaries of the plan).

2) Defined benefit plans

Estimates of the Group’s pension and end of service benefit obligations are calculated annually, in accordance with the provisions of IAS 19, “Employee benefits”, with the assistance of independent actuaries, using the projected unit credit method. This method considers best estimate actuarial assumptions including, the probable future length of the employees’ service, the employees’ final pay, the expected average life span and probable turn-over of beneficiaries.

The Group’s obligations are discounted by country based upon discount rates appropriate in the circumstances. The obligations are recognized based upon the proportion of benefits earned by employees as services are rendered.

Assets held by external entities to fund future benefit payments are valued at fair value at closing date.

For most defined benefit plans, changes in actuarial assumptions which affect the value of the obligations and the differences between expected and actual long-term return on plan assets are accounted for as actuarial gains and losses.

The current period pension expense is comprised of the increase in the obligation, which results from the additional benefits earned by employees in the period, and the interest expense, which results from the outstanding pension obligation. The amounts described above are reduced by the expected return on plan assets.

Actuarial gains and losses which exceed a corridor corresponding to 10% of the greater of the fair value of plans assets or plan obligations are amortized to profit and loss over the expected remaining service lives of the related employees (“corridor” method).

The current period pension expense and amortization of actuarial gains and losses are recorded in current operating income (“cost of sales” or “selling and administrative expenses”, based on the beneficiaries of the plan).

Pension plans amendments are, in general, recognized in profit and loss:

•

in the year of the amendment for the part related to vested benefits;

•

over the remaining service life of related employees for the portion related to non-vested benefits.

LAFARGE 20-F - Annual Report 2005 – F - 14

In the event of overfunding of a plan’s liabilities by its dedicated assets, the Group applies the limitations applicable under IAS 19 (asset ceiling) to the prepaid pension cost amount to be recognized on the employer’s balance sheet.

3) Other post-retirement benefits

Certain of the Group’s subsidiaries grant their employees and dependants post-retirement medical coverage or other types of post-employment benefits. These costs are calculated based upon actuarial determinations and are recorded over the expected average remaining service lives of the employees (in “cost of sales” or “selling and administrative expenses” based on the beneficiaries of the plan).

Specific treatment related to first-time adoption of IFRS

The Group has elected to use the option available in IFRS 1 under which any difference existing as at January 1, 2004 between defined benefit plan liabilities and the fair value of dedicated assets can be recognized in equity, except the non-vested portion of unrecognized prior service costs.

As a consequence, at January 1, 2004, in its accounts prepared in accordance with IFRS, the Group does not carry any unamortized actuarial gains or losses relating to post-employment benefits. The corridor method has been applied prospectively, beginning January 1, 2004.

(t) Provisions

The Group recognizes provisions when it has a legal or constructive obligation resulting from past events, the resolution of which would result in an outflow of resources.

1) Restructuring

Reserves for restructuring costs are provided when the restructuring plans have been finalized and approved by the Group’s management, have been announced before the balance sheet date and result in an obligation to third parties. Such reserves include costs that are not associated with the ongoing activities of the entity.

2) Site restoration

When the Group is legally, contractually or constructively required to restore a quarry site, the estimated costs of site restoration are accrued and amortized to cost of sales, on a units-of-production basis over the operating life of the quarry. The estimated future costs for known restoration requirements are determined on a site by site basis and are calculated based on the present value of estimated future costs.

3) Environmental costs

Costs incurred that result in future economic benefits, such as extending useful lives, increased capacity or safety, and those costs incurred to mitigate or prevent future environmental contamination are capitalized. When the Group determines that it is probable that a liability for environmental costs exists and that its resolution will result in an outflow of resources, an estimate of the future remediation is recorded as a provision without the offset of contingent insurance recoveries (only virtually certain insurance recoveries are recorded as an asset in the balance sheet). When the Group does not have a reliable reversal time schedule or when the effect of the passage of time is not material, the provision is calculated based on undiscounted cash flows.

Environmental costs, which are not included above, are expensed as incurred.

4) Product warranties

The Group’s warranty policy generally provides 30-year coverage for roofing concrete tiles. The Group’s policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded.

(u) Income taxes

In accordance with IAS 12 – Income Taxes, deferred income taxes are accounted for by applying the balance-sheet liability method to temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance sheet (including tax losses available for carry forward). Deferred taxes are measured by applying currently enacted tax laws. Deferred tax assets are recognized and their recoverability is then assessed. If it is not reasonably certain that they will be recovered in future years, a valuation allowance is recorded to reduce the deferred tax asset to the amount that is reasonably certain to be recovered.

The Group offsets deferred tax assets and liabilities in the balance sheet if the entity has a legally enforceable right to offset current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxing authority.

The Group computes its income tax obligations in accordance with the prevailing tax legislation in the countries where the income is earned.

(v) Share based payments

On a regular basis, the Group grants purchase or subscription share options to employees and offers employee share purchase plans. In accordance with the prescriptions of IFRS 2, “Share Based Payments”, the

LAFARGE 20-F - Annual Report 2005 – F - 15

Group records compensation expense for all share-based compensation granted to its employees.

1) Share options granted to employees

Share option fair value is calculated at grant date using the Black & Scholes model. Further changes in the fair value of instruments granted are not considered.

The fair value is recognized in profit and loss (in current operating income) on a linear basis over the vesting period (generally 4 years for stock options) with a corresponding increase to additional paid-in-capital.

In accordance with IFRS 2, only options granted after November 7, 2002 and not fully vested at January 1, 2004 are measured and accounted for as employee costs.

2) Employee share purchase plans

When the Group performs capital increases reserved for employees and when the conditions offered are significantly different from market conditions, the Group records a compensation cost.

This cost is measured at the grant date, defined as the date at which the Group and employees share a common understanding of the characteristics of the offer.

The measurement of the cost takes into account the bonuses paid under the plan, the potential discount granted on the share price and the effect of post-vesting transfer restrictions (deducted from the discount granted).

The compensation cost calculated is expensed in the period of the operation (considered as compensation for past-services) if no vesting condition is attached to the shares.

(w) Emission rights: cap and trade scheme

Where the Group is involved in a cap and trade scheme, and until the IASB issues a position on the appropriate accounting treatment, the Group will account for the effects of such scheme as follows:

•

Emission rights granted by governments are not recorded in the balance sheet, as they have a cost equal to zero;

•

Proceeds from the sale of granted emission rights are recorded as a reduction in cost of sales;

•

Purchases of emission rights on the market are recorded in cost of sales when they cover actual emissions of the period. They are recorded as intangible assets if they cover actual emissions to be made in future periods or if the Group intends to sell them;

•

Provisions are recorded (in cost of sales) when estimated yearly actual emissions exceed the number of emission rights granted for the period or purchased to cover actual emissions.

No other impact is recorded in the statement of income or in the balance sheet.

(x) Non-current assets held for sale and discontinued activities

A fixed asset or a grouping of assets and liabilities is classified as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case the asset (or groupings of assets and liabilities) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or groupings of assets and liabilities) and its sale must be highly probable. Such assets or groupings of assets and liabilities are presented separately in the balance sheet when they are material. These assets or grouping of assets and liabilities are measured at the lower of their carrying value and fair value less costs to sell.

A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and:

•

Represents a separate major line of business or geographical area of operations;

•

Is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or

•

Is a subsidiary acquired exclusively with a view to resale.

Amounts included in the statement of income and statement of cash flow statement related to these discontinued operations are presented separately for the current period and all prior periods presented in the financial statements if they are material.

(y) Accounting pronouncements not yet effective

At the date of authorisation of these financial statements, the following Standards and Interpretations were issued but not yet effective:

•

IFRS 6 - Exploration for and evaluation of mineral resources (applicable in 2006).

•

IFRS 7 - Financial instruments - Disclosures (applicable in 2007).

•

IFRIC 4 - Determining whether an arrangement contains a lease (applicable in 2006).

LAFARGE 20-F - Annual Report 2005 – F - 16

•

IFRIC 5 - Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds (applicable in 2006).

•

IFRIC 7 - Applying the restatement approach under IAS 29 Financial reporting in hyperinflationary economies (applicable in 2007).

•

IFRIC 8 - Scope of IFRS 2 (applicable in 2007).

•

Amendment to IAS 19 - Employee benefits - Actuarial gains and losses, Group Plans and Disclosures (applicable in 2006).

•

Amendment to IAS 39 - Financial Instruments: Recognition and Measurement - The Fair Value Option (applicable in 2006).

The Group is currently reviewing these Standards and Interpretations to measure the potential impact on its consolidated results of operations, financial position and cash flows and to assess potential change in the Group’s disclosures. At this stage, we do not anticipate any significant impact for the Group.

(z) Convenience translation

The consolidated balance sheet and consolidated statements of income and cash flows include the presentation of amounts as of and for the year ended December 31, 2005 denominated in U.S. dollars (“$” or “U.S. dollar”). These amounts are presented for the convenience of the reader and have been prepared using an exchange rate of euro1.00 to $1.1842 which was the Noon Buying Rate on December 30, 2005. Such translation should not be construed as representation that the Euro amount has been, could have been, or could in the future be, converted into U.S. dollar at that or any other exchange rate.

Note 3 - Business Segment and Geographic Area Information

Operating segments are defined as components of an enterprise that are engaged in providing products or services and that are subject to risks and returns that are different from those of other business segments.

The Group operates in the following four business segments: Cement, Aggregates & Concrete, Roofing and Gypsum, each of which represents separately managed strategic business segments that have different capital requirements and marketing strategies. Each business segment is managed separately because each business segment develops, manufactures and sells distinct products.

Group management internally evaluates its performance based upon current operating income (defined as operating income before net gains on disposals and other operating income and expenses), share in net income of associates and capital employed (defined as the total of goodwill, intangible and tangible assets, investments in associates and working capital) as disclosed in its business segment and geographic area information.

•

The Cement segment produces and sells a wide range of cement and hydraulic binders adapted to the needs of the construction industry.

•

The Aggregates & Concrete segment produces and sells aggregates, ready mix concrete, other concrete products and other products and services related to paving activities.

•

The Roofing segment produces and sells roof tiles, roofing accessories and chimney systems.

•

The Gypsum segment mainly produces and sells drywall for the commercial and residential construction sectors.

The accounting policies applied to segment earnings comply with those described in Note 2.

The Group accounts for intersegment sales and transfers at market prices.

As the Group’s primary segment reporting is business segment as described above, the secondary information is reported geographically with revenue presented by region or country of destination of the revenue.

LAFARGE 20-F - Annual Report 2005 – F - 17

(a) Business segment information

	2005
(million euros)	Cement	Aggregates & Concrete	Roofing	Gypsum	Other	Total
STATEMENT OF INCOME
Gross revenue	8,314	5,392	1,514	1,479	25	16,724
Less: intersegment	(719)	(15)	-	(17)	(4)	(755)
REVENUE	7,595	5,377	1,514	1,462	21	15,969
Current operating income	1,770	398	98	151	(60)	2,357
Gains on disposals, net	10	14	(3)	3	13	37
Other operating income (expenses)	(76)	(6)	(52)	(8)	(15)	(157)
Including impairment on assets and goodwill	(53)	(4)	(20)	(7)	(1)	(85)
OPERATING INCOME	1,704	406	43	146	(62)	2,237
Finance (costs) income						(427)
Income from associates	8	8	7	15	-	38
Income taxes						(424)
NET INCOME						1,424
OTHER INFORMATION
Depreciation and amortization	(519)	(233)	(123)	(71)	(27)	(973)
Other segment non cash income (expenses) of operating income	(88)	(11)	2	4	175	82
Capital expenditures	824	358	139	101	32	1,454
Capital employed	13,982	3,932	2,181	1,267	290	21,652
BALANCE SHEET
Investments in associates	115	40	143	71	7	376
Other segment assets	16,043	5,313	2,289	1,524	1,883	27,052
Unallocated assets (a)						467
TOTAL ASSETS						27,895
Segment liabilities	2,023	1,138	670	321	1,744	5,896
Unallocated liabilities and equity (b)						21,999
TOTAL EQUITY AND LIABILITIES						27,895

(a) Deferred tax assets and derivative instruments.

(b) Deferred tax liability, financial debt including put option on minority interests and derivative instruments, equity.

LAFARGE 20-F - Annual Report 2005 – F - 18

	2004
(million euros)	Cement	Aggregates & Concrete	Roofing	Gypsum	Other	Total
STATEMENT OF INCOME
Gross revenue	7,403	4,761	1,493	1,353	51	15,061
Less: intersegment	(593)	(14)	-	(13)	(5)	(625)
REVENUE	6,810	4,747	1,493	1,340	46	14,436
Current operating income	1,597	357	149	132	(34)	2,201
Gains on disposals, net	50	18	3	-	20	91
Other operating income (expenses)	(80)	(9)	(52)	-	(77)	(218)
Including impairment on assets and goodwill	(55)	(1)	(24)	-	(52)	(132)
OPERATING INCOME	1,567	366	100	132	(91)	2,074
Finance (costs) income						(547)
Income from associates	40	5	10	13	6	74
Income taxes						(267)
NET INCOME						1,334
OTHER INFORMATION
Depreciation and amortization	(507)	(187)	(114)	(65)	(25)	(898)
Other segment non cash income (expenses) of operating income	46	13	(8)	1	(8)	44
Capital expenditures	631	285	124	48	45	1,133
Capital employed	12,167	3,337	2,118	1,147	139	18,908
BALANCE SHEET
Investments in associates	125	30	140	59	18	372
Other segment assets	13,935	4,793	2,411	1,434	1,066	23,639
Unallocated assets (a)						489
TOTAL ASSETS						24,500
Segment liabilities	1,657	970	656	279	1,688	5,250
Unallocated liabilities and equity (b)						19,250
TOTAL EQUITY AND LIABILITIES						24,500

(a) Deferred tax assets and derivative instruments.

(b) Deferred tax liability, financial debt including put option on minority interests and derivative instruments, equity.

LAFARGE 20-F - Annual Report 2005 – F - 19

(b) Geographic area information

(million euros)	2005			2004
	Revenue	Capital expenditure	Capital employed	Revenue	Capital expenditure	Capital employed
WESTERN EUROPE	6,280	528	8,802	6,020	387	8,439
Of which:
France	2,384	221	1,888	2,238	158	1,698
Germany	530	52	1,030	583	58	1,072
Spain	519	99	718	464	20	756
United Kingdom	1,453	155	2,560	1,391	74	2,434
NORTH AMERICA	4,516	440	5,273	3,938	384	4,225
Of which:
United States	2,909	328	3,900	2,552	292	3,129
Canada	1,607	112	1,373	1,386	92	1,096
MEDITERRANEAN BASIN	671	70	926	534	39	770
CENTRAL AND EASTERN EUROPE	905	79	1,188	746	70	1,142
LATIN AMERICA	707	101	1,261	579	62	793
AFRICA	1,414	76	1,034	1,190	64	837
ASIA / PACIFIC	1,476	160	3,168	1,429	127	2,702
TOTAL	15,969	1,454	21,652	14,436	1,133	18,908

Note 4 - Gains on Disposals, Net

Components of gains on disposals, net are as follows:

(million euros)	Years ended December 31,
	2005	2004
Gain on disposals of consolidated subsidiaries, joint ventures and associates, net	25	63
Gain on sale of other long-term assets, net	12	28
GAINS ON DISPOSALS, NET	37	91

The tax effect on capital gains and losses is mentioned in the reconciliation of effective tax rate (Note 22(a) - Income taxes).

LAFARGE 20-F - Annual Report 2005 – F - 20

Note 5 - Other Operating Income (Expenses)

Components of other operating income (expenses) are as follows:

(million euros)	Years ended December 31,
	2005	2004
Impairment losses on goodwill *	(65)	(16)
Impairment losses on intangible assets	-	(47)
Impairment losses on property, plant and equipment	(20)	(64)
Other impairment losses	-	(5)
IMPAIRMENT LOSSES	(85)	(132)
Restructuring costs **	(53)	(35)
Litigations	(27)	(27)
Other expenses	(47)	(57)
Other income	55	33
OTHER OPERATING INCOME (EXPENSES)	(157)	(218)

* Impairment losses on goodwill are detailed in Note 9 (c).

** Restructuring costs are detailed in Note 24 (b).

In 2005, “Other income” includes a 42 million euro gain as the result of the partial refund of a fine paid in 1999 to the Greek State by Heracles, under a European Union judgment related to state aid received in the mid 1980’s.

In 2004, “Impairment losses on intangible assets” includes a write-down of real estate development rights of 45 million of euros (estimate based on a third-party valuation).

In 2004, “Impairment losses on property, plant & equipment” includes a write-off of our Indonesian assets (Cement segment) of 38 million euros related to the Tsunami damages that occurred on December 26, 2004. In addition, “Other income” includes expected insurance proceeds to be received for 33 million euros related to the above mentioned damages.

The related tax effect is mentioned in the reconciliation of effective tax rate (Note 22(a) – Income taxes).

Note 6 - Finance (Costs) Income

Components of finance (costs) income are as follows:

(million euros)	Years ended December 31,
	2005	2004
Interest income	65	51
Interest expense	(489)	(504)
Net loss on interest rate instruments designated as cash flow hedges transferred from equity	(12)	(11)
NET INTEREST INCOME (EXPENSES)	(436)	(464)
Exchange gains (losses), net	(3)	(41)
Dividends received from investments	18	17
Other financial expenses, net	(6)	(59)
FINANCE (COSTS) INCOME (*)	(427)	(547)
* Including loss arising on derivatives not in a designated hedge accounting relationship	-	(8)

LAFARGE 20-F - Annual Report 2005 – F - 21

Interest expense is reported net of capitalized interest costs for construction projects of 10 million euros and 2 million euros for the years ended December 31, 2005 and 2004 respectively. The capitalization rate used to determine the amount included in such assets is the actual interest rate on the specific borrowing when funds are borrowed specifically or the weighted average rate of borrowings costs of the subsidiary outstanding at the end of the period.

Note 7 - Income from associates

The income from associates determined in accordance with equity method consolidation principles is shown in the Group’s consolidated statement of income on a specific line “Income from associates”.

The following details the Group’s share of the operations of associates:

(million euros)	Years ended December 31,
	2005	2004
Current operating income	61	116
Gain on disposals, net	1	-
Other operating income (expenses), net	(2)	(2)
Finance (costs) income	(4)	(8)
Income tax	(18)	(32)
INCOME FROM ASSOCIATES	38	74

Note 8 - Earnings Per Share

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2005 and 2004 are as follows:

	Years ended December 31,
	2005	2004
NUMERATOR (MILLION EUROS)
NET INCOME - GROUP SHARE	1,096	1,046
Interest expense on convertible debt (“OCEANE”)	46	48
ADJUSTED NET INCOME - GROUP SHARE	1,142	1,094
DENOMINATOR (THOUSANDS OF SHARES)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	171,491	167,204
Effect of dilutive securities - stock options	590	575
Effect of dilutive securities - convertible debt (“OCEANE”)	8,135	10,769
TOTAL POTENTIAL DILUTIVE SHARES	8,725	11,344
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - FULLY DILUTED	180,216	178,548

BASIC EARNINGS PER SHARE (EUROS)	6.39	6.26
DILUTED EARNINGS PER SHARE (EUROS)	6.34	6.13

For purposes of computing diluted earnings per share, 3,267, and 4,727 thousand stock options were excluded from the calculation, for 2005 and 2004, respectively, as the effect of including such options would have been antidilutive.

LAFARGE 20-F - Annual Report 2005 – F - 22

Note 9 - Goodwill

(a) Changes in goodwill

The following table displays the changes in the carrying amount of goodwill by business segment.

(million euros)	Cement	Aggregates & Concrete	Roofing	Gypsum	Other	Total
AT JANUARY 1, 2004	4,496	700	691	179	13	6,079
Additions	38	65	8	16	-	127
Disposals	-	-	-	-	-	-
Purchase accounting adjustments (i)	(16)	(6)	(2)	2	(1)	(23)
Impairment losses	(5)	-	(11)	-	-	(16)
Change in goodwill related to put options on shares of subsidiaries	-	-	-	-	21	21
Translation adjustments	(167)	(24)	(4)	2	3	(190)
AT DECEMBER 31, 2004	4,346	735	682	199	36	5,998
Additions	115	34	1	2	-	152
Disposals	-	(3)	-	(3)	-	(6)
Purchase accounting adjustments (i)	(2)	(2)	12	-	-	8
Impairment losses	(51)	-	(7)	(7)	-	(65)
Change in goodwill related to put options on shares of subsidiaries	-	-	-	-	90	90
Translation adjustments	370	69	17	14	(1)	469
AT DECEMBER 31, 2005	4,778	833	705	205	125	6,646

(i) Goodwill is recorded as of the date of acquisition based upon a preliminary purchase price allocation. The Group typically makes adjustments to the preliminary purchase price allocation during the allocation period (not exceeding one year) as the Group finalizes the fair value of certain assets and liabilities such as property, plant and equipment, intangible assets, pension and other post-retirement benefit obligations, contingent liabilities, and deferred and current tax balances.

(b) Acquisitions

Acquisition of Betecna

In December 2005, Lafarge Asland acquired an additional 50% interest in Betecna, a Portuguese aggregates and concrete producer for a total amount of 39 million euros (before net cash acquired of 9 million euros). Betecna was accounted for using the proportionate method in 2004 and is fully consolidated at year end 2005. This change in consolidation method has no material impact on the consolidated financial statements.

The resulting goodwill arising from the transaction was 12 million euros.

Acquisition of Ritchie Corporation

In November 2005, Lafarge North America Inc. completed the acquisition of the aggregates and ready-mixed assets of Ritchie Corporation in Wichita, Kansas, for a total amount of 47 million euros.

The preliminary goodwill arising from the transaction was 16 million euros.

Acquisition of the Shui On cement operations (“Shui On”)

On August 11, 2005, the Group and Shui On Construction And Materials Limited (“SOCAM”) entered into a contribution agreement and announced a joint venture partnership to merge their cement operations in China. SOCAM is the leading cement producer in South West China. On November 9, 2005 the merger was effected and a joint venture, named Lafarge Shui On Cement, was established owned 55% by the Group. According to the joint venture agreement, the control over Lafarge Shui On Cement is shared between the Group and SOCAM and strategic financial and operating decisions relating to the activity requires the consent of both parties. As a consequence, the joint venture is, in accordance with Group policy detailed in Note 2(b) consolidated by the proportionate method based on the Group’s interest in the company (55%).

LAFARGE 20-F - Annual Report 2005 – F - 23

The Shui On agreed equity value incorporated in the joint venture Lafarge Shui On Cement amounts to 137 million euros, i.e. 75 million euros at Group level. The acquisition was recorded under the purchase method of accounting and, therefore, the purchase price has been allocated, on a preliminary basis, to assets acquired and liabilities assumed based on estimated fair values. The excess of purchase price over the fair value of the net assets is classified as goodwill. The estimated fair value of assets acquired and liabilities assumed relating to the Shui On operations, which is subject to further refinement in 2006, is summarized below:

(million euros)
Purchase price	75
Estimated fair value of net asset acquired	(71)
GOODWILL	4

Acquisition of Cementos Esfera

In June 2005, Lafarge Asland completed the acquisition of a 75% interest in the shares of Cementos Esfera, a grinding station located in Spain for a total amount of 32 million euros (before net cash acquired of 2 million euros).

The preliminary goodwill arising from the transaction was 24 million euros.

Acquisition of minorities in Asian companies

In January 2005, Lafarge completed the buyout of minorities held by the State of Wisconsin Investment Board (“SWIB”) in its cement activities in South Korea, India and Japan and purchased:

•

an additional 20.3% equity interest in its South Korean subsidiary Lafarge Halla Cement for 88 million euros;

•

an additional 23.6% equity interest in its Indian subsidiary Lafarge Private India Ltd for 14 million euros;

•

an additional 43% equity interest in Lafarge Japan Holdings, which owns 39.4% of Lafarge Aso Cement for 5 million euros.

Acquisition of Cementos Selva Alegre

In December 2004, Lafarge Asland acquired a 98.6% interest in the shares of Cementos Selva Alegre, a major cement producer in Ecuador for 100 million euros (before net cash acquired of 9 million euros).

The resulting goodwill arising from the transaction was 54 million euros.

Cementos Selva Alegre is consolidated from January 1, 2005.

Acquisition of Hupfer Holding AG

In May 2004, Financière Granulats acquired a 100% interest in the shares of Hupfer Holding AG for 69 million euros. Hupfer Group operates in Aggregates and Ready-Mix businesses mainly in Switzerland and in France.

The resulting goodwill arising from this transaction was 29 million euros.

Acquisition of Lafarge Gypsum in Asia minorities

In May 2004, Lafarge Gypsum International (“LGI”) purchased the residual 14.21% minority interests in Lafarge Gypsum in Asia for a total amount of 34 million euros. Lafarge Boral Gypsum in Asia is now owned 50% by Lafarge.

The resulting goodwill arising from the transaction was 15 million euros.

Acquisition of The Concrete Company

In April 2004, Lafarge Building Materials Inc, a wholly owned subsidiary of Blue Circle North America, completed the acquisition of the ready-mixed concrete and cement assets of The Concrete Company located in the southeastern United States for a total amount of 87 million euros.

The resulting goodwill arising from the transaction was 35 million euros.

Acquisition of Halla Cement minorities

In January 2004, Lafarge acquired an additional 10.2% interest in Lafarge Halla Cement, a company based in South Korea and engaged in the production of cement, for 57 million euros (before net cash acquired of 41 million euros).

Lafarge Halla Cement was previously accounted for using the proportionate method and is fully consolidated from 2004 onwards. This change in consolidation method has no material impact on the consolidated financial statements.

No goodwill resulted from this operation.

Other acquisitions

In addition to the acquisitions described separately in this Note, several other relatively minor acquisitions in all of the Group’s segments were consummated in 2005 and 2004. The aggregate cost of these acquisitions was 185 million euros and 104 million euros in 2005 and 2004, respectively.

LAFARGE 20-F - Annual Report 2005 – F - 24

(c) Impairment test for goodwill

The Group’s methodology to test its goodwill for impairment is described in Note 2(l).

Group Goodwill is allocated to multiple cash generating units (“CGUs”) as defined in Note 2(l) (generally corresponding to the activity of a segment in a country).

The discount rates are post-tax discount rates that are applied to post-tax cash flows. The use of these rates results in recoverable values that are identical to the ones that would be obtained by using pre-tax rates and pre-tax cash flows, as required by IAS 36 - Impairment of assets.

The discount rates and perpetual growth rates in hard currency used for the valuation of the main CGUs are as follows:

Cash generating units	At December 31,
	2005			2004
	Carrying value of goodwill(million euros)	Discount rate	Perpetual growth rate	Carrying value of goodwill(million euros)	Discount rate	Perpetual growth rate
Cement United Kingdom	1,032	6.8%	2.0%	998	7.8%	2.0%

Other CGUs carry goodwill that represent less than 10% of total goodwill.

A summary of the range of main assumptions used for the valuation of these CGUs are as follows:

	At December 31,
	2005	2004
CARRYING VALUE OF GOODWILL (MILLION EUROS)	5,614	5,000
Multiples of Current operating income before depreciation and amortization (fair value approach)	6.2 to 7.9	6.6 to 7.1
Discount rate (value in use approach)	6.7% to 9.9%	7.2% to 10.2%
Perpetual growth rate (value in use approach)	1.5% to 2.0%	1.5% to 2.0%

As part of the annual impairment test, the discount rates and perpetual growth rates used for the valuation of the main CGUs presenting an impairment risk were as follows:

Cash generating units	At December 31,
	2005		2004
	Discount rate	Perpetual growth rate	Discount rate	Perpetual growth rate
Cement United Kingdom	6.8%	2.0%	7.8%	2.0%
Cement Philippines	9.9%	2.0%	10.2%	2.0%
Cement Greece	6.8%	2.0%	7.3%	2.0%
Cement Malaysia	7.8%	2.0%	8.1%	2.0%
Cement Chile	7.7%	2.0%	7.8%	2.0%

LAFARGE 20-F - Annual Report 2005 – F - 25

At December 31, 2005, before the recognition of the impairment loss disclosed below, the sensitivity of the recoverable amount to an independent change of one point in either the discount rate or the perpetual growth rate was as follows:

Cash generating units	Excess of estimated recoverable amount over carrying value	Impact of one point increase / decrease in the
		Discount rate		Perpetual growth rate
(million euros)		+ 1 pt	- 1 pt	+ 1 pt	- 1 pt
Cement United Kingdom	368	(342)	516	124	(85)
Cement Philippines	(7)	(73)	93	16	(13)
Cement Greece	218	(178)	270	78	(52)
Cement Malaysia	175	(112)	155	40	(30)
Cement Chile	13	(55)*	76	19	(15)

(*) The carrying value of the CGU equals its recoverable amount when using a discount rate of 7.9%.

The total of goodwill related to these CGUs is 2,355 million euros.

The Group considered potential specific risks on activity and the sensitivities disclosed above. On the basis of this analysis, the Group recorded an impairment loss amounting to 50 million euros on the Cement Philippines CGU. This amount would be equivalent to the impact of the increase in discount rate from 9.9% to 10.6%. The recoverable amount of the CGU has been determined based on the value in use method, using cash flow projections on a ten years period as disclosed in Note 2(l)).

In 2005, the Group also recorded impairment losses on the Roofing Malaysia (7 million euros) and the Gypsum Germany (7 million euros) CGUs. These impairment losses were determined based on the value in use of these CGUs.

Note 10 - Intangible assets

(million euros)	2005	2004
CARRYING AMOUNT AT JANUARY 1,	308	300
Additions	81	41
Disposals	(2)	(4)
Amortization	(64)	(46)
Impairment losses	-	(47)
Acquisitions through business combinations	10	-
Other changes	(10)	71
Translation adjustments	32	(7)
CARRYING AMOUNT AT DECEMBER 31,	355	308

LAFARGE 20-F - Annual Report 2005 – F - 26

The following table presents details of intangible assets which are subject to amortization:

	At December 31,
	2005			2004
(million euros)	Cost	Accumulated amortization and impairment	Carrying value	Cost	Accumulated amortization and impairment	Carrying value
Software	356	204	152	265	158	107
Real estate development rights	107	60	47	103	56	47
Mineral rights	103	34	69	117	31	86
Other intangible assets	150	63	87	148	80	68
TOTAL INTANGIBLE ASSETS	716	361	355	633	325	308

For the years presented, “Other intangible assets” include only assets with finite useful lives.

Note 11 - Property, Plant and Equipment

(a) Changes in property, plant and equipment

(million euros)	Mineral reserves and land	Buildings	Machinery, equipment, fixtures and fittings	Construction in progress	Total before investment subsidies	Investment subsidies	Total
COST AT JANUARY> 1, 2004	1,886	2,961	13,271	641	18,759
Accumulated depreciation	(289)	(1,511)	(6,521)	(14)	(8,335)
CARRYING AMOUNT AT JANUARY 1, 2004	1,597	1,450	6,750	627	10,424	(118)	10,306
Additions	54	42	208	788	1,092	-	1,092
Disposals	(20)	(17)	(56)	(7)	(100)	-	(100)
Main acquisitions through business combinations	60	32	315	2	409	-	409
Other changes in scope	2	33	20	2	57	-	57
Depreciation	(52)	(129)	(675)	-	(856)	4	(852)
Impairment losses	-	-	(59)	(5)	(64)	-	(64)
Other changes	39	46	634	(755)	(36)	2	(34)
Translation adjustments	(36)	(17)	(152)	(18)	(223)	(4)	(227)
CARRYING AMOUNT AT DECEMBER 31, 2004	1,644	1,440	6,985	634	10,703	(116)	10,587

LAFARGE 20-F - Annual Report 2005 – F - 27

(million euros)	Mineral reserves and land	Buildings	Machinery, equipment, fixtures and fittings	Construction in progress	Total before investment subsidies	Investment subsidies	Total
COST AT JANUARY 1, 2005	1,970	3,025	13,877	644	19,516
Accumulated depreciation	(326)	(1,585)	(6,892)	(10)	(8,813)
CARRYING AMOUNT AT JANUARY 1, 2005	1,644	1,440	6,985	634	10,703	(116)	10,587
Additions	72	36	384	881	1,373	-	1,373
Disposals	(12)	(9)	(51)	(3)	(75)	-	(75)
Main acquisitions through business combinations	5	15	156	18	194	-	194
Other changes in scope	31	44	(89)	30	16	-	16
Depreciation	(70)	(140)	(703)	-	(913)	4	(909)
Impairment losses	(5)	-	(15)	-	(20)	-	(20)
Other changes	35	288	323	(661)	(15)	2	(13)
Translation adjustments	142	125	687	70	1,024	(6)	1,018
CARRYING AMOUNT AT DECEMBER 31, 2005	1,842	1,799	7,677	969	12,287	(116)	12,171
COST AT DECEMBER 31, 2005	2,258	3,494	15,419	976	22,147
Accumulated depreciation	(416)	(1,695)	(7,742)	(7)	(9,860)

(b) Depreciation and impairment of property, plant and equipment

Depreciation on property plant and equipment and impairment losses are as follows:

(million euros)	Years ended December 31,
	2005	2004
Depreciation	909	852
Impairment losses	20	64
TOTAL	929	916

(c) Finance leases

The gross value of property, plant and equipment includes 67 million euros and 59 million euros of assets under finance leases for the years ended December 31, 2005 and 2004, respectively. The remaining obligations on such assets total 35 million euros and 34 million euros for the years ended December 31, 2005 and 2004, respectively.

LAFARGE 20-F - Annual Report 2005 – F - 28

Note 12 - Investments in Associates

(a) Changes in investment in associates

(million euros)	2005	2004
AT JANUARY 1	372	599
Income from associates	38	74
Dividends received from associates	(28)	(20)
New investments or share capital increases	10	4
Disposals and reduction in ownership percentage	(3)	(298)
Change from equity method to consolidation	-	-
Change from equity method to proportionate consolidation method	(2)	-
Other changes	(11)	13
AT DECEMBER 31	376	372

(b) Summarized combined balance sheet and income statement information of associates

Combined balance sheet information at 100%

(million euros)	At December 31,
	2005	2004
Non-current assets	969	896
Current assets	642	553
TOTAL ASSETS	1,611	1,449
Total equity	772	691
Non-current liabilities	216	211
Current liabilities	623	547
TOTAL EQUITY AND LIABILITIES	1,611	1,449

Combined income statement information at 100%

(million euros)	Years ended December 31,
	2005	2004
Revenue	1,104	1,830
Current operating income	161	321
Operating income	161	318
Net income	104	203

LAFARGE 20-F - Annual Report 2005 – F - 29

Note 13 - Joint ventures

The Group has several interests in joint ventures (See Note 38) that are consolidated using the proportionate method as described in Note 2(b).

The following amounts are included in the Group’s financial statements as a result of the proportionate consolidation of joint-ventures:

Balance Sheets

(million euros)	At December 31,
	2005	2004
Non-current assets	1416	971
Current assets	516	476
Non-current liabilities	291	235
Current liabilities	368	247

Statements of Income

(million euros)	Years ended December 31,
	2005	2004
Revenue	934	923
Current operating income	172	155
Operating income	171	110
Net income	154	83

Note 14 - Other Financial Assets

Components of other financial assets are as follows:

(million euros)	At December 31,
	2005	2004
Loans and long-term receivables	153	112
Available for sale investments	444	547
Prepaid pension assets	15	3
Restricted cash	14	34
TOTAL	626	696

LAFARGE 20-F - Annual Report 2005 – F - 30

The following table provides the summary of information related to the main quoted Group’s available-for-sale securities:

(million euros)	At December 31,
	2005	2004
COST	392	392
Cumulative impairment losses	(4)	(4)
Gross unrealized gains	7	-
Gross unrealized losses	-	(35)
MARKET VALUE	395	353

The change in the net unrealized gains or losses on available for sale securities that have been included in other reserves for 2005 and 2004 is an increase of 42 million euros and an increase of 9 million euros, respectively.

In 2000, the Group acquired 9.99% of the common shares of the Portuguese cement producer Cimpor for 319 million euros, which represented an average 4.75 euros per share. The market value of the shares then declined and, at December 31, 2002, was 214 million euros. In December 2003, the Group purchased an additional 2.65% of the common shares of Cimpor common stock at 4.06 euros per share, increasing their ownership position to 12.64%. The market value of all shares at December 31, 2005 was 395 million euros, 3 million euros above the carrying value of the investment of 392 million euros, as disclosed in the table above.

At December 31, 2004, the Group has booked an impairment of 4 million euros based on an internal valuation of its investment. The Group treats the remaining unrealized losses on this investment as a temporary impairment as it has the intent and ability to retain its investment for a period of time sufficient for the recovery in market value. The Group has viewed, and continues to view, its investment in Cimpor as a strategic investment. The Group derives certain benefits from its investment that are not reflected in Cimpor’s share price. These benefits include an industrial and technical cooperation agreement with Cimpor that provides an annual revenue stream and opportunities for collaboration with Cimpor management to enhance the efficiency and create operating synergies for both operations, as evidenced, for example, by certain asset sales transactions. The Group will continue to monitor the value of its investment in Cimpor and evaluate it for possible impairment, as appropriate. This analysis has not generated complementary depreciation in 2005.

Note 15 - Inventories

Components of inventories are as follows:

(million euros)	At December 31,
	2005	2004
Raw materials	382	310
Work-in-progress	16	11
Finished and semi-finished goods	893	742
Maintenance and operating supplies	708	586
INVENTORIES CARRYING VALUE	1,999	1,649
Valuation allowance	(142)	(140)
INVENTORIES	1,857	1,509

The valuation allowance primarily relates to maintenance and operating supplies for 88 million euros and 84 million euros at December 31, 2005 and 2004, respectively.

LAFARGE 20-F - Annual Report 2005 – F - 31

Note 16 - Trade receivables

Components of trade receivables are as follows:

(million euros)	At December 31,
	2005	2004
Trade receivables	2,940	2,454
Valuation allowance	(203)	(190)
TRADE RECEIVABLES, NET	2,737	2,264

The change in the valuation allowance for doubtful receivables is as follows:

(million euros)	At December 31,
	2005	2004
AT JANUARY 1	(190)	(196)
Current year addition	(52)	(58)
Current year release	42	43
Cancellation	16	17
Other changes	(3)	2
Translation adjustments	(16)	2
AT DECEMBER 31	(203)	(190)

Securitization programs

In January 2000, the Group entered into a multi-year securitization agreement in France with respect to trade receivables. This program was renewed in 2005 for a 5-year period.

Under the program, the subsidiaries agree to sell on a revolving basis, certain of their accounts receivables. Under the terms of the arrangement, the subsidiaries involved in these programs do not maintain control over the assets sold and there is no entitlement nor obligation to repurchase the sold receivables. In these agreements, the purchaser of the receivables holds a subordinated retained interest in the receivables not sold to third parties as usually granted in similar commercial transactions. The subordinated retained interest held by the purchaser in the receivables not sold to third parties represents a breach in the transfer of all risks and rewards. As a consequence, these programs do not qualify for derecognition of receivables. As such they are accounted for as secured financing.

Trade receivables therefore include sold receivables totaling 265 million euros and 210 million euros at December 31, 2005 and 2004 respectively.

The current portion of debt includes 230 million euros and 183 million euros at December 31, 2005 and 2004, respectively, related to these programs.

The agreements are guaranteed by subordinated deposits totaling 35 million euros and 27 million euros at December 31, 2005 and 2004, respectively.

The Group owns no equity share in the special purpose entities.

LAFARGE 20-F - Annual Report 2005 – F - 32

Note 17 - Other Receivables

Components of other receivables are as follows:

(million euros)	At December 31,
	2005	2004
Other taxes	281	169
Prepaid expenses	120	106
Interest receivables	36	18
Other current receivables	488	434
OTHER RECEIVABLES	925	727

Note 18 - Cash and Cash Equivalents

Cash and cash equivalents, amounting to 1,735 million euros at December 31, 2005, include short-term investments of 591 million euros.

The market value of short-term securities approximates the net book value. Changes in market value of these securities are included in profit and loss.

Note 19 - Shareholders’ Equity – parent company

(a) Common stock

At December 31, 2005, Lafarge common stock consisted of 175,985,303 shares with a nominal value of 4 euros per share. At December 31, 2005, voting rights attributable to the outstanding shares totaled 186,208,574, after inclusion of the double voting rights attached to registered shares held at least two years and cancellation of the voting rights associated with treasury shares.

(b) Stock issue

On July 15, 2005, the Group issued 576,125 shares pursuant to its employee stock purchase plan. Proceeds from the issuance totaled approximately 31 million euros. The Group recorded a non cash compensation expense (as described in Note 20(c)) and a corresponding increase in additional paid-in-capital of 2 million euros as a result of the issuance.

(c) Dividends

The following table indicates the dividend amount per share the Group paid for the year 2004 and the dividend amount per share for 2005 proposed by our Board of Directors for approval at the annual general meeting of shareholders to be held on May 24, 2006. Dividends on fully paid-up shares that have been held by the same shareholders in registered form for at least two years are increased by 10% over dividends paid on other shares. The number of shares eligible for this increased dividend for a shareholder is limited to 0.5% of all outstanding shares at the end of the fiscal year for which dividend is paid.

(euros, except total dividend payment)	2005*	2004
Total dividend payment (millions)	447	408
Base dividend per share	2.55	2.40
Increased dividend per share	2.80	2.64

* Proposed dividend. As this dividend is subject to approval by shareholders at the annual general meeting, it has not been included as a liability in these financial statements.

LAFARGE 20-F - Annual Report 2005 – F - 33

(d) Other reserves

The detailed rollforward of other reserves is as follows:

(million euros)	2005				2004
	Cash flow hedge, net of tax	Available for sale securities, net of tax	Equity component of compound instruments, net of tax	Total	Cash flow hedge, net of tax	Available for sale securities, net of tax	Equity component of compound instruments, net of tax	Total
AT JANUARY 1	(17)	(24)	73	32	(58)	(29)	73	(14)
Transfer to profit and loss	12	-	-	12	11	-	-	11
Change in fair value taken to equity	4	42	-	46	50	9	-	59
Net change in deferred tax	(6)	(14)	-	(20)	(20)	(4)	-	(24)
AT DECEMBER 31	(7)	4	73	70	(17)	(24)	73	32

Note 20 - Share based payments

(a)
Compensation expense for share based payments

The Group recorded a compensation expense for share based payment that is analyzed as follows:

(million euros)	Years ended December 31,
	2005	2004
Employee stock options*	23	14
Employee share purchase plans	14	1
COMPENSATION EXPENSE FOR SHARE BASED PAYMENTS	37	15

* Compensation expense in 2004 includes 25% (due to the four years vesting period) of the fair value of options granted in 2002 and 2003. In 2005, it includes 25% of the fair value of options granted in 2002, 2003 and 2004 (due to progressive application of IFRS 2 as described in Note 2(v)).

This expense is included in the profit and loss as follows:

(million euros)	Years ended December 31,
	2005	2004
Cost of sales	7	3
Selling and administrative expenses	30	12
COMPENSATION EXPENSE FOR SHARE BASED PAYMENTS	37	15

(b) Employee stock options

Description of main plans

Lafarge S.A. maintains a stock option plan and an employee stock purchase plan. The stock option plan grants options to purchase or subscribe shares of the Group’s common stock to executives, senior management, and other employees who have contributed significantly to the performance of the Group. The option exercise price approximates market value on the grant date. The options expire ten years from the grant date. The vesting period of the options range from immediate to five years.

In addition to the Lafarge S.A. plan described above, the following information describes the stock-based compensation plans of Lafarge North America Inc., a 53.2%-owned subsidiary of Lafarge S.A. The stock-based compensation plans of Lafarge North America Inc. are denominated in its own stock.

LAFARGE 20-F - Annual Report 2005 – F - 34

Lafarge North America Inc. maintains stock option plans and an employee stock purchase plans. Under the fixed stock option plans, Directors and key employees of Lafarge North America Inc, may be granted stock options that entitle the holder to receive shares of Lafarge North America Inc.’s common stock based on the market price of the securities at the date of grant. Director’s options are exercisable based on the length of a Director’s service on the Board of Directors and become fully exercisable when a Director has served on the Board for over four years. Employee options vest in annual 25 percent increments beginning one year after the grant date. The stock options expire 10 years after the date of grant.

Information relating to options granted

Lafarge S.A. stock option plans

Information relating to the Lafarge S.A. stock options granted during 2005 and 2004 is summarized as follows:

	2005		2004
	Shares	Average option price(in euros)	Shares	Average option price(in euros)
OUTSTANDING AT JANUARY 1	7,309,902	74.87	6,866,077	74.29
Options granted	1,278,155	72.63	690,792	70.81
Options exercised	(543,602)	44.41	(239,658)	47.56
Options cancelled	(126,932)	60.55	(7,309)	48.62
OUTSTANDING AT DECEMBER 31	7,917,523	76.83	7,309,902	74.87
OPTIONS EXERCISABLE AT DECEMBER 31	3,700,765	80.20	2,596,802	64.05
Weighted average share price for options exercised during the year		73.51		71.09
Weighted average share price for options granted during the year		75.60		69.80
Weighted average fair value of options granted during the year		20.85		19.23

Information relating to the Lafarge S.A. stock options outstanding at December 31, 2005 is summarized as follows:

Exercise price(in euros)	Number of options outstanding	Weighted average remaining life in months	Number of options exercisable
42.57	38,675	11	38,675
50.19	291,321	23	291,321
50.19	365,565	23	365,565
74.72	113,791	28	113,791
74.18	108,217	33	108,217
82.70	1,031,260	47	1,031,260
79.74	492,036	59	492,036
102.12	12,754	65	-
96.16	1,259,900	71	1,259,900
101.79	467,611	77	-
74.48	502,263	83	-
65.95	1,270,925	94	-
70.79	685,050	108	-
72.63	1,278,155	120	-
	7,917,523		3,700,765

LAFARGE 20-F - Annual Report 2005 – F - 35

Lafarge North America Inc. and its subsidiaries stock option plans

Lafarge North America, Inc.’s stock option and employee stock purchase plans are denominated in U.S. dollars.

	2005		2004
	Shares	Average exercise price ($)	Shares	Average exercise price ($)
OUTSTANDING AT JANUARY 1	4,881,266	35.23	5,137,304	32.23
Options granted	1,166,500	54.50	1,264,500	41.88
Options exercised	(1,665,496)	33.66	(1,426,913)	30.28
Options cancelled	(279,538)	36.68	(93,625)	36.12
OUTSTANDING AT DECEMBER 31	4,102,732	41.26	4,881,266	35.23
OPTIONS EXERCISABLE AT DECEMBER 31	1,291,796	34.07	2,005,585	32.60
Weighted average share price for options exercised during the year		60.03		44.82
Weighted average share price for options granted during the year		54.50		41.88
Weighted average fair value of options granted during the year		14.67		12.07

Information relating to the Lafarge North America Inc. stock options outstanding at December 31, 2005 is summarized as follows:

Range of exercise price ($)	Options outstanding			Options exercisable
	Number of options outstanding	Weighted average exercise price ($)	Weighted average remaining contractual life in months	Number of options exercisable	Weighted average exercise price ($)
18.00-23.00	158,100	22.55	41	158,100	22.55
24.13-29.97	1,016,920	29.82	79	469,182	29.84
32.20-38.13	226,075	36.12	33	223,575	36.16
41.05-54.50	2,701,637	47.08	98	440,939	41.40
	4,102,732	41.26	87	1,291,796	34.07

Fair value of options granted

As described in Note 2(v), share option fair value is calculated at the grant date using the Black & Scholes option-pricing model. Further changes in the fair value of instruments granted are not considered.

The Group estimated the fair value of the options granted in 2005 and 2004 based on the following assumptions:

	Lafarge S.A. options		Lafarge North America Inc. options
	Years ended December 31,		Years ended December 31,
	2005	2004	2005	2004
Expected dividend yield	2.7%	2.7%	1.6%	1.9%
Expected volatility of stock	28.6%	30.0%	30.0%	32.0%
Risk-free interest rate	3.3%	3.5%	4.2%	4.1%
Expected life of the options (in years)	8.0	8.0	4.5	5.1

LAFARGE 20-F - Annual Report 2005 – F - 36

The expected volatility assumption has been determined based on the observation of historical volatility over periods corresponding to the expected average maturity of the options granted, partially smoothed to eliminate extreme deviations and better reflect long-term trends.

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

The Group uses the treasury shares method for purposes of determining the number of shares to be issued in conjunction with the Group’s stock incentive plan. Based upon the number and amounts of vested and unvested options outstanding, the dilutive effect on the Group’s outstanding shares for the years ended December 31, 2005 and 2004 was 590 and 575 thousand shares, respectively.

(c) Employee stock purchase plan

The Lafarge S.A. shares have been offered to employees in 2005, as determined by management, under the plan “Lafarge in Action”. Under the terms of the plan, the employees are entitled to purchase a maximum of 110 shares each. The purchase price was 57.31 euros, 20% less than the market price of the Lafarge’s share price at the date the offer was proposed. Additionally, depending on the country, bonuses are paid on part of the shares purchased (generally, 30% of the 10 first shares). The shares purchased cannot be sold for a period of five years (except under very specific circumstances). Under this plan, employees purchased a total of 576,125 shares.

A net expense of 13 million euros (estimated in accordance with principles described in Note 2(v)) has been recognized on this plan in full in 2005 as there are no vesting conditions attached to the shares.

Lafarge North America also maintains employee stock purchase plans. In 2005, the employee stock purchase plans were changed to allow substantially all employees to purchase Common Stock or Exchangeable Shares, through payroll deductions, at 85 percent of the market price at the end of the six month plan period. Prior to 2005, the plan allowed purchases at 90 percent of the lower market price at the beginning or end of the one year plan period. During 2005, 176,038 shares were issued at a price of $43.01, and in 2004, 142,237 shares were issued at a price of $28.33. At December 31, 2005 and 2004, 0.5 million euros and 1.9 million euros, respectively, were allocated for future share purchases. Compensation expense of 1 million euros in each of 2005 and 2004 was recognized for these plans.

Note 21 - Minority Interests

The Group’s significant minority interests are Lafarge North America, Heracles General Cement, Associated Pan Malaysia Cement Sdn Bhd, Jordan Cement Factories and Lafarge Halla Cement.

LAFARGE 20-F - Annual Report 2005 – F - 37

Note 22 - Income taxes

(a) Income Tax

The Group computes current and deferred tax as described in Note 2(u).

The income tax expense for the year is detailed as follows:

(million euros)	Years ended December 31,
	2005	2004
CURRENT INCOME TAX	630	439
French companies	35	42
Foreign companies	595	397
DEFERRED INCOME TAX	(206)	(172)
French companies	(171)	(110)
Foreign companies	(35)	(62)
INCOME TAX	424	267

The components of the income tax expense are as follows:

(million euros)	Years ended December 31,
	2005	2004
CURRENT INCOME TAX	630	439
Corporate income tax for the period	575	390
Adjustment recognized in the period for current tax of prior periods	20	(19)
Withholding tax on dividends	25	18
Other	10	50
DEFERRED INCOME TAX	(206)	(172)
Deferred taxes on origination or reversal of temporary differences	(185)	(72)
Effect of changes in tax rates	-	(40)
Prior period unrecognized assets used in the period	(1)	5
Reassessment of deferred tax assets	(30)	(51)
Other	10	(14)
INCOME TAX	424	267

In addition to the income tax expense charged to profit and loss, a deferred tax charge of 20 million euros (charge of 24 million euros in 2004) has been recognized in equity during the period. This charge relates to the deferred tax calculated on the change in fair value of derivative instruments designated as hedging instruments in a cash flow hedge relationship (6 million euros and 20 million euros in 2005 and 2004, respectively) and change in fair value of available-for-sale (14 million euros and
4 million euros in 2005 and 2004, respectively).

LAFARGE 20-F - Annual Report 2005 – F- 38

An analysis of the deferred tax expense in respect of each temporary difference is presented in Note 22(c).

Effective tax rate

For the years ended December 31, 2005 and 2004, the Group’s effective tax rate is reconciled to the statutory tax rate applicable in France i.e. 34.93% and 35.43%, respectively.

A reconciliation of the statutory tax rate to the Group’s effective tax rate is as follows:

(%)	Years ended December 31,
	2005	2004
Statutory tax rate	34.9	35.4
Tax effect related to the repatriation by Lafarge North America of a 1.1 billion U.S. dollars from Canada to the United States.*	3.1	-
Reevaluations *	(2.7)	(2.3)
Changes in enacted tax rates (notably in Greece in 2004) *	-	(1.8)
Restructuring *	(8.4)	(8.0)
Capital gains taxed at a reduced rate	-	(2.0)
Effect of foreign tax rate differentials	(6.2)	(3.4)
Changes in valuation allowance on deferred tax assets	(0.9)	0.9
Non deductibility of the goodwill impairment loss	1.1	-
Share of net income of associates presented net of tax	(0.7)	(1.6)
Other	2.7	(0.5)
EFFECTIVE TAX RATE	22.9	16.7

* These items give rise to an effect of (8.0)% on the effective tax rate in 2005 ((12.1)% in 2004), and result in non-recurring tax savings of 148 million euros (193 millions in 2004). These tax savings arose from tax efficient restructurings, asset reevaluations allowed in several countries and from the enactment of lower tax rates, notably in Greece in 2004. I n 2005, these savings are partially offset by a 57 million euro charge arising from the repatriation by Lafarge North America of a 1.1 billion U.S. dollars from Canada to the United States. Excluding these non-recurring tax savings, the effective tax rate would have been 30.9% in 2005 and 28.8% in 2004.

(b) Change in deferred tax assets and liabilities

Certain deferred tax assets and liabilities have been offset in accordance with the principles described in Note 2(u).

The movements in deferred tax assets and liabilities for the reporting periods are as follows:

(million euros)	2005	2004
NET DEFERRED TAX LIABILITIES AT JANUARY 1	352	441
Credit to equity	20	24
Expense (income)	(206)	(172)
Translation adjustments	33	(8)
Other changes	48	67
NET DEFERRED TAX LIABILITIES AT DECEMBER 31	247	352
Out of which:
Deferred tax liabilities	567	632
Deferred tax assets	(320)	(280)

LAFARGE 20-F - Annual Report 2005 – F- 39

(c) Deferred tax assets and liabilities

Components of the deferred tax balance are as follows:

(million euros)	Years ended December 31,
	2005	2004
Pensions and other post-retirement benefits	380	374
Property, plant and equipment	477	240
Provisions and other current liabilities	144	183
Restructuring provisions	6	13
Net operating loss and tax credit carry forwards	541	568
Net capital loss carry forwards	448	373
DEFERRED TAX ASSETS	1,996	1,751
Valuation allowance	(554)	(523)
NET DEFERRED TAX ASSETS	1,442	1,228
Property, plant and equipment	1,664	1,406
Prepaid pension assets	-	-
Other, net	25	174
DEFERRED TAX LIABILITIES	1,689	1,580
NET DEFERRED TAX LIABILITIES	247	352

Components of the deferred tax expense are as follows:

(million euros)	Years ended December 31,
	2005	2004
Pensions and other post-retirement benefits	18	32
Property, plant and equipment	(68)	(89)
Provisions and other current liabilities	19	7
Restructuring provisions	4	-
Net operating loss and tax credit and capital loss carry forwards	(88)	(57)
Other, net	(91)	(65)
TOTAL	(206)	(172)

(d) Valuation allowance on deferred tax assets

The change in the valuation allowance, for the current year, is as follows:

(million euros)
AT JANUARY 1, 2005	523
Current year addition	30
Current year release	(30)
Other changes	(1)
Translation adjustments	32
AT DECEMBER 31, 2005	554

LAFARGE 20-F - Annual Report 2005 – F- 40

(e) Tax credit and capital loss carry forwards

At December 31, 2005, the Group has net operating loss and tax credit carry forwards and capital loss carry forwards of approximately 1,618 million euros and 1,506 million euros respectively, which will expire as follows:

(million euros)	NOL’s and tax credits carry forwards	Capital loss carry forwards	Total
2006	55	-	55
2007	56	-	56
2008	81	-	81
2009	18	-	18
2010	16	-	16
2011 and thereafter	1,392	1,506	2,898
TOTAL	1,618	1,506	3,124

As described in Note 2(u), deferred tax assets have been recognized on all tax losses and a valuation allowance has been recorded when it is not reasonably certain that the deferred tax assets will be recoverable in the future.

Note 23 - Pension plans, end of service benefits and other post retirement benefits

The Group sponsors both defined benefit and defined contribution plans, in accordance with local legal requirements and each specific subsidiaries benefit policies.

For defined contribution plans, the Group’s obligations are limited to periodic payments to third party organizations, which are responsible for the financial and administrative management of the funds.

Only defined benefit plans create future obligations for the Group. Defined benefit pension plans and end of service benefits constitute 95% of the Group’s post-retirement obligations. The remaining 5% relates to other post-retirement benefits, mainly post-employment medical plans. For these plans, the Group’s obligations are estimated with the assistance of independent actuaries using assumptions which may vary over time. The obligations related to these plans are often funded through Group and employee contributions to third party legal entities, which investments are subject to fluctuations in the financial markets. These entities are usually administered by trustees representing both employees and employer. Based on specific studies conducted by external experts, each board of trustees determines an appropriate investment strategy, typically designed to maximize asset and liability matching and limit investment risk by an appropriate diversification. The implementation of this investment strategy is conditionned by market opportunities and is usually conducted by external asset managers selected by trustees. Assets are mostly invested in listed instruments (shares, bonds) with limited use of derivatives or alternative asset classes. The investment in financial instruments issued by the Group (shares, bonds) is in most cases prohibited.

LAFARGE 20-F - Annual Report 2005 – F- 41

The following table shows, the target asset allocations elected by the administration bodies of the most significant funded plans of the Group located in the United Kingdom and North America, compared with the current asset allocation:

	North America		United Kingdom
	Target asset allocation	Current asset allocation	Target asset allocation	Current asset allocation
Shares	71%	72%	62%	60%
Bonds	29%	28%	33%	31%
Other	-	-	5%	9%
TOTAL	100%	100%	100%	100%

LAFARGE 20-F - Annual Report 2005 – F- 42

The following schedule shows the accounting treatment for defined benefit pension plans and end of service benefits under the column “pension benefits” and the accounting treatment for other post retirement benefits under the column “other benefits”.

(million euros)	At December 31,
	Pension benefits		Other benefits		Total
	2005	2004	2005	2004	2005	2004
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION CONSIST OF
Prepaid pension asset	15	3	-	-	15	3
Accrued pension liability	(1,074)	(1,092)	(300)	(263)	(1,374)	(1,355)
NET AMOUNT RECOGNIZED AT END PERIOD	(1,059)	(1,089)	(300)	(263)	(1,359)	(1,352)
COMPONENTS OF NET PERIODIC PENSION COST
Service cost	98	91	8	7	106	98
Interest cost	241	233	14	15	255	248
Expected return on plan assets	(243)	(230)	-	-	(243)	(230)
Amortization of past service cost	1	1	(3)	(11)	(2)	(10)
Amortization of actuarial (gain) loss	4	(1)	(8)	-	(4)	(1)
Effect of asset ceiling limitations	7	4	-	-	7	4
Special termination benefits	4	5	-	-	4	5
Curtailment (gain)	(3)	(5)	-	(1)	(3)	(6)
Settlement loss	1	-	-	-	1	-
NET PERIODIC PENSION COST	110	98	11	10	121	108
CHANGE IN DEFINED BENEFIT OBLIGATION
DEFINED BENEFIT OBLIGATION AT JANUARY 1	4,358	4,060	234	285	4,592	4,345
Foreign currency translations	240	(41)	36	(13)	276	(54)
Service cost	98	91	8	7	106	98
Interest cost	241	233	14	15	255	248
Employee contributions	8	8	-	-	8	8
Plan amendments	1	2	(10)	(13)	(9)	(11)
Curtailments	(2)	(7)	-	-	(2)	(7)
Settlements	-	-	-	-	-	-
Business combinations	18	68	-	-	18	68
Divestitures	(7)	-	-	-	(7)	-
Special termination benefits	4	5	-	-	4	5
Benefits paid	(242)	(219)	(15)	(17)	(257)	(236)
Actuarial (gain) loss	490	158	(11)	(30)	479	128
DEFINED BENEFIT OBLIGATION AT DECEMBER 31	5,207	4,358	256	234	5,463	4,592
CHANGE IN PLAN ASSETS
FAIR VALUE OF PLAN ASSETS AT JANUARY 1	3,204	2,957	-	-	3,204	2,957
Foreign currency translations	192	(35)	-	-	192	(35)
Actual return on plan assets	603	299	-	-	603	299
Employer contributions (a)	128	127	-	-	128	127
Employee contributions	8	8	-	-	8	8
Benefits paid	(197)	(196)	-	-	(197)	(196)
Settlements	(2)	(5)	-	-	(2)	(5)
Business combinations	22	49	-	-	22	49
Divestitures	(4)	-	-	-	(4)	-
FAIR VALUE OF PLAN ASSETS AT DECEMBER 31	3,954	3,204	-	-	3,954	3,204
RECONCILIATION OF PREPAID (ACCRUED) BENEFIT COST
FUNDED STATUS OF THE PLAN	(1,253)	(1,154)	(256)	(234)	(1,509)	(1,388)
Unrecognized actuarial (gain) loss	232	91	(34)	(27)	198	64
Unrecognized actuarial past service cost	9	9	(10)	(2)	(1)	7
Unrecognized asset due to asset ceiling limitations	(47)	(35)	-	-	(47)	(35)
PREPAID (ACCRUED) PENSION COST AT DECEMBER 31	(1,059)	(1,089)	(300)	(263)	(1,359)	(1,352)

(a) Including exceptional contributions to North American pension funds for 45 million U.S. dollars and 48 million US dollars in 2005 and 2004 respectively, and an exceptional contribution of 18 million British pounds to the pension fund located in the United Kingdom in 2005.

LAFARGE 20-F - Annual Report 2005 – F- 43

The Group did not recognize any reimbursement right as an asset for the years presented.

The defined benefit obligation disclosed in the table above arises, from:

(million euros)	2005	2004
Plans wholly unfunded	908	799
Plans wholly or partially funded	4,555	3,793
TOTAL DEFINED BENEFIT OBLIGATION	5,463	4,592

The following table indicates the amount of benefit payments expected to be made over the next 10 years in respect of the defined benefit plans of the Group (million euros):

2006	247
2007	253
2008	259
2009	270
2010	283
2011-2015	1,593

These benefit payments will be mostly made out of existing external funds established by the Group, and will therefore have a limited impact on its future cash outflows.

The primary assumptions made to account for pensions and end of service benefits are as follows:

(%)	United States	Canada	United Kingdom	France	Spain	Greece	Euro zone (others)
2005
Discount rate	5.7	5.25	4.7	4.2	4.2	4.2	4.2
Expected return rate on assets	8.25	8.25	7.1	4.85	4.6	*	6.0
Salary increase	4.00	3.50	4.80	2.50 to 3.50	2.65	4.00	2.00 to 3.50
2004
Discount rate	5.90	5.90	5.30	4.85	4.85	5.10	4.85
Expected return rate on assets	8.50	8.50	7.30	5.50	4.85	*	6.00
Salary increase	4.00	3.50	4.80	2.00 to 3.50	2.65	4.00	2.00 to 3.50
* Not applicable.

The expected long-term rate of investment return on pension plan assets is based on historical performance, current and long-term outlook and the asset mix in the pension trust funds.

Discount rates reflect the rate of long-term high-grade corporate bonds.

LAFARGE 20-F - Annual Report 2005 – F- 44

For fiscal 2006, the expected return rates on assets are as follows:

United States	8.0%
Canada	8.0%
United Kingdom	6.9%
France	4.2%
Spain	3.8%
Euro zone	4.5%

The expected rates of investment return on pension assets and the discount rates used to calculate the Group’s pension related obligations are established in close consultation with independent advisors.

(a) Pension Plans

The main defined benefit pension plans provided to employees by the Group are in the United Kingdom, North America (The United States of America and Canada) and Germany. The related pension obligations represent 59%, 24%, and 4%, respectively, of the Group’s total defined benefit plan obligations.

In the United Kingdom, pension related obligations are principally administered through a unique pension fund, governed by an independent board. Pension entitlements are calculated based on final carried salaries and the number of service years accomplished with the Group according to benefit formulas which are usually linear. This pension fund receives employer and employees contribution, based on rates determined every three years on average by independent actuaries. Funding of the obligation is based upon both local minimum funding requirements as well as long term funding objectives to settle the future statutory pension obligations. The latest revision of annual contribution needs requires us to make additional contributions of 18 million British pounds per year between 2005 and 2007. At the end of 2005, approximately 60% of the pension fund assets are invested in equity instruments, which is consistent with the long-term nature of the pension obligations, approximately 35% are invested in bond portfolios and cash instruments and 5% in real estate.

In the United States and Canada, defined pension benefits are granted through various plans. Contributions are based upon required amounts to fund the various plans as well as tax-deductible minimum and maximum amounts. At the end of 2005, 72% of the pension fund assets were invested in equity instruments and 28% in bond portfolios. Required employer’s contributions in 2006 are expected to increase to 56 million U.S. dollars. The Group chose for tax and financial purposes to make a discretionary contribution of 45 and 48 million U.S. dollars during 2005 and 2004, respectively, to its North American pension funds.

In Germany, defined benefit pension plans are based upon the employees’ final grade and the length of employment with the Group. According to German practice, pension obligations are not funded through employer contributions to external third party funds. In case of corporate insolvency by an employer, the employees’ vested benefits are guaranteed by an insurance fund sponsored by German companies with defined benefit pension plans. These defined benefit plans in Germany have been closed to new entrants since 2001. The Group now provides predominantely defined contribution pension arrangements to new employees. Accordingly, the Group believes that the future amount of pension liabilities in Germany will progressively decline.

In conformity with the Group’s accounting policies, (Note 2(s)) the difference between actual and expected returns on fund assets is treated as actuarial gains and losses.

As described in Note 2(s), the adoption of IFRS led to the immediate recognition through equity of all accumulated unrecognized actuarial losses as of January 1, 2004 (see specific comments in Note 39 - “Transition to IFRS”).

(b) End of service benefits

End of service benefits are generally lump sum payments based upon an individual’s years of credited service and annual salary at retirement or termination of employment. The primary obligations for end of service benefits are in France, Italy, Greece, Korea and Chile.

(c) Other post-retirement benefits

In North America, and to a lesser extent in France and Jordan, certain subsidiaries provide healthcare and insurance benefits to retired employees. These obligations are unfunded, but the federal subsidies expected in the coming years in the United States (Medicare Act) have significantly reduced group obligations.

In North America, the assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation differs between U.S. and Canadian plans. In 2005, the assumed rate was 10% in the U.S. plan, decreasing to 5% in 2011, and 8.4% in the Canadian plan, decreasing to 4.7% in 2011. In 2004, the assumed rate was 11% in the U.S. plan, decreasing to 5% in 2011, and 9.1% in the Canadian plan, decreasing to 4.7% in 2011.

LAFARGE 20-F - Annual Report 2005 – F- 45

The assumed rate for Medicare health cost trends was the same for U.S. and Canadian plans.

Assumed health care costs trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point increase or decrease in assumed healthcare cost trend rates would have the following effects:

(million euros)	One-percentage-point
	Increase	Decrease
Increase (decrease) in defined benefit obligation at December 31, 2005	27	(22)
Increase (decrease) in the total of service and interest cost components for 2005	3	(2)

Note 24 - Provisions

(a) Changes in the balance of provisions

(million euros)	Restructuring provisions	Site restoration and environmental provisions	Other provisions	Total
AT JANUARY 1, 2004	63	218	750	1,031
Current year addition	39	46	102	187
Current year release	(50)	(39)	(62)	(151)
Cancellation	(4)	(7)	(13)	(24)
Other changes	-	16	(8)	8
Translation adjustments	-	(3)	(10)	(13)
AT DECEMBER 31, 2004	48	231	759	1,038
Current portion	-	-	-	118
Non-current portion	-	-	-	920
AT JANUARY 1, 2005	48	231	759	1,038
Current year addition	56	46	144	246
Current year release	(63)	(24)	(60)	(147)
Cancellation	(3)	(18)	(68)	(89)
Other changes	(1)	2	5	6
Translation adjustments	1	16	36	53
AT DECEMBER 31, 2005	38	253	816	1,107
Current portion	-	-	-	123
Non-current portion	-	-	-	984

Other provisions include:

•

a provision related to the risk arising from the “competition” litigation risk of 330 million euros (320 million euros as of December 31, 2004), including 30 million euros of late-payment interest (20 million euros as of December 31, 2004);

•

provisions for warranty for roofing concrete tile,of 30 million euros (31 million euros as of December 31, 2004);

•

re-insurance reserves of 73 million euros (79 million euros as of December 31, 2004).

LAFARGE 20-F - Annual Report 2005 – F- 46

(b) Changes in the balance of restructuring provisions

(million euros)	Termination benefits	Contract termination costs	Other costs	Total
AT JANUARY 1, 2004	31	2	30	63
Current year addition	28	4	7	39*
Current year release	(34)	(3)	(13)	(50)*
Cancellation	(3)	-	(1)	(4)
Other changes	4	-	(4)	-
Translation adjustments	-	-	-	-
AT DECEMBER 31, 2004	26	3	19	48
Current year addition	49	2	5	56*
Current year release	(47)	(2)	(14)	(63)*
Cancellation	(2)	-	(1)	(3)
Other changes	-	-	(1)	(1)
Translation adjustments	-	-	1	1
AT DECEMBER 31, 2005	26	3	9	38
* Including costs incurred and paid in the same period for 28 million euros in 2005 (14 million euros in 2004).

Restructuring costs can be analyzed as follows:

(million euros)	Years ended December 31,
	2005	2004
Termination benefits	47	25
Contracts termination costs	2	4
Other costs	4	6
RESTRUCTURING COSTS	53	35

LAFARGE 20-F - Annual Report 2005 – F- 47

The main restructuring plans relate to:

(million euros)	2005	2004
CEMENT
Korea	10	-
India	3	-
United Kingdom	3	4
Morocco	2	-
North America	2	-
France	1	2
Romania	-	3
Serbia	-	1
AGGREGATES & CONCRETE
United Kingdom	2	5
France	-	2
Singapore	1	-
Venezuela	-	1
ROOFING
Germany	14	11
France	4	-
Benelux	2	-
Technical centers	2	-
South Africa	-	1
GYPSUM
Germany	1	2
Other plans less than 1 million euros	6	3
RESTRUCTURING COSTS	53	35

Cement Korea: in 2005, restructuring costs include mainly termination indemnities linked to the leave of 233 employees the mothballing of the SINGI plant and the subcontracting of the quarry sites operation.

Roofing Germany: in 2005, restructuring costs include mainly termination indemnities linked to the leave of 228 employees as a consequence of the reduction of capacity of Lafarge Dachsysteme GmbH.

LAFARGE 20-F - Annual Report 2005 – F- 48

Note 25 - Debt

This Note discloses the debt excluding derivative instruments and put options on shares of subsidiaries.

(a) Analysis of debt by type

(million euros)	At December 31,
	2005	2004
Convertible bonds	482	1,366
Other debenture loans	5,050	4,509
Bank loans and credit lines	1,871	1,111
Commercial paper	524	562
Other notes	158	270
Other	657	528
TOTAL DEBT	8,742	8,346
Short-term debt and current portion of long-term debt	(1,886)	(1,387)
LONG-TERM DEBT	6,856	6,959

Convertible bonds

On June 29, 2001 the Group issued 10,236,221 bonds convertible into common shares, for a total nominal amount of 1,300,000,067 euros, bearing interest at an annual rate of 1.5% (OCEANEs). The conversion option was granted until December 21, 2005, and only 590 bonds have been converted. The maturity of this convertible bonds is January 1, 2006. In 2005, the Group purchased back 6,772,429 bonds for a total nominal amount of 860,098,483 euros. Therefore, 3,463,202 OCEANEs were outstanding as at December 31, 2005, representing a face value amount of 440 million euros. All remaining OCEANEs were repaid at maturity, using short-term financings.

The net proceeds received from the issue of the convertible bond have been split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity of the Group, as follows:

(million euros)	2005
Nominal value of convertible bond issued	1,300
Issuance costs	(13)
Equity component (net of deferred tax)	(73)
Deferred tax liability	(40)
LIABILITY COMPONENT AT DATE OF ISSUE	1,174
Interest charged	334
Interest paid	(166)*
Early repayments	(860)
LIABILITY COMPONENT AT DECEMBER 31, 2005	482
* Including reimbursement premium on early repayments (82) million euros

LAFARGE 20-F - Annual Report 2005 – F- 49

Other debenture loans

At December 31, 2005, debenture loans consist of bonds issued mainly in euros, U.S. dollars and British pounds with a weighted average interest rate of 6.3% (6.2% at December 31, 2004). Their maturities range from 2006 to 2020, with the average maturity of 6 years and 10 months (i.e. being 2012). In 2005, the Group issued two debenture loans of 500 million euros each. The first one was issued in March 2005 and has a 4.75% coupon and a 15-year maturity. The second one was issued in November 2005 and has a 4.25% coupon and a 10-year and 4 months maturity.

The Group has a Euro Medium-Term Note program (“EMTN”), which allows for a maximum issuable amount of 7,000 million euros. At December 31, 2005, 3,512 million euros had been issued under the EMTN program, including 3,442 million euros of debenture loans and 70 million euros of private placements included under “Other Notes”. The weighted average interest rate of EMTN issues is 5.2% with maturities ranging from 2007 to 2020.

Bank loans

At December 31, 2005, bank loans total 1,598 million euros and are primarily comprised of amounts in local currencies lent to Group subsidiaries.

The weighted average interest rate on these bank loans is approximately 5.7% (5.8% at December 31, 2004).

Committed long- and medium-term credit lines

Drawdowns on long- and medium-term committed credit lines amount to 273 million euros out of a maximum amount available of 3,740 million euros equivalent. The average interest rate of the amounts drawn mainly in Canadian dollars is approximately 3.7% as of December 31, 2005 (17.6% as of December 31, 2004, resulting from the amounts drawn in Nigerian naira).

The credit lines are used primarily as a back-up for the short-term financings of the Group and contribute to the Group’s liquidity.

The average non-utilization fee of these credit lines stands at 10 basis points at December 31, 2005 (13 basis points at December 31, 2004).

Commercial paper

The Group’s euro denominated commercial paper program at December 31, 2005 allows for a maximum issuable amount of 3,000 million euros. Commercial paper can be issued in euros, U.S. dollars, Canadian dollars, Swiss francs or British pounds. At December 31, 2005, commercial paper issued under this program totaled 524 million euros . This commercial paper bears an average interest rate based mainly upon the European inter-bank offer rate (“Euribor”) plus an average margin of 1 to 4 basis points depending on maturities, and has maturities ranging from 1 to 11 months. As of December 31, 2005, the weighted average interest rate of the euro denominated commercial paper is 2.4% (2.2% as of December 31, 2004).

The Group also has a U.S. dollars commercial paper program through its subsidiary, Lafarge North America. This program allows for a maximum issuable amount of 300 million U.S. dollars (254 million euros). At December 31, 2005, there was no commercial paper issued under this program.

Other notes

Other notes principally consist of Euro Notes with a weighted average interest rate of 6.2% (5.5% at December 31, 2004).

(b) Analysis of debt by maturity

At December 31, 2005, 1,040 million euros of short-term debt (mainly commercial paper and short term borrowings) have been classified as long-term based upon the Group’s ability to refinance these obligations on a long-term basis through its committed credit facilities.

(million euros)	At December 31, 2005
2006	1,886
2007	1,005
2008	891
2009	89
2010	1,296
Beyond 5 years	3,575
TOTAL DEBT	8,742

LAFARGE 20-F - Annual Report 2005 – F- 50

(c) Analysis of debt by currency

(million euros)	At December 31,
	2005		2004
	Before swaps	After swaps	Before swaps	After swaps
Euro (EUR)	5,420	3,769	5,701	3,710
U.S. dollar (USD)	885	2,167	783	2,146
British pound (GBP)	1,409	1,654	1,101	1,635
Malaysian ringitt (MYR)	127	127	127	127
Canadian dollar (CAD)	389	381	104	96
Other	512	644	530	632
TOTAL	8,742	8,742	8,346	8,346

(d) Analysis of debt by category

(million euros)	At December 31,
	2005		2004
	Before swaps	After swaps	Before swaps	After swaps
Floating rate	2,284	3,007	1,777	2,125
Fixed rate below 6%	4,274	3,499	4,231	3,717
Fixed rate between 6% and 10%	1,910	1,961	1,993	2,155
Fixed rate 10% and over	274	275	345	349
TOTAL	8,742	8,742	8,346	8,346

The average spot interest rate of the debt after swaps, as at December 31, 2005, is 5.5% (5.5% as at December 31, 2004).

(e) Particular clauses in financing contracts

Financial covenants

Loan contracts requiring compliance with certain financial covenants are located in subsidiaries in the following countries: Bangladesh, Brazil, Chile, China, India, Malaysia, Philippines, United-Kingdom and United States. Debt with such financial covenants represents approximately 9% of the total Group debt as of December 31, 2005.

The above financial covenants have not been triggered as of December 31, 2005 and have a low probability of being triggered. Given the split of these contracts on various subsidiaries and the quality of the Group liquidity protection through its access to committed credit facilities, the existence of such clauses cannot materially affect the Group’s financial situation.

Change of control clauses

Change of control clauses are included in several of the Group’s committed credit facilities contracts, which amount to 2,592 million euros, i.e. 69% of the total outstanding committed credit facilities. As a consequence, in the event of a change in control, these committed credit facilities will be automatically cancelled if undrawn or, if drawn upon, will require immediate repayment.

Note 26 - Financial Instruments

(a) Designation of derivative instruments for hedge accounting

The Group uses derivative financial instruments to manage market risk exposures. Such instruments are entered into by the Group solely to hedge such exposures on anticipated transactions or firm commitments. The Group does not enter into derivative contracts for speculative purposes.

Certain derivative instruments are designated as hedging instruments in a cash flow or fair value hedge relationship in accordance with IAS 39 criteria.

Other derivatives, for which documentation of the hedging relationship as required by IAS 39 would represent an undue cost or effort, are not designated as hedges for accounting purposes. Changes in fair value are recorded directly in profit and loss, as required by IAS 39.

LAFARGE 20-F - Annual Report 2005 – F- 51

(b) Fair values

The following details the cost and fair values of financial instruments:

(million euros)	At December 31,
	2005		2004
	Carrying Amount	Net Fair Value	Carrying Amount	Net Fair Value
BALANCE SHEET FINANCIAL INSTRUMENTS
ASSETS
Cash and cash equivalents	1,735	1,735	1,550	1,550
Trade receivables	2,737	2,737	2,264	2,264
Other receivables	925	925	727	727
Other financial assets	626	626	696	696
LIABILITIES
Short-term bank borrowings	332	332	213	213
Trade payables	1,675	1,675	1,424	1,424
Other payables	1,575	1,575	1,387	1,387
Debenture loans	5,532	5,787	5,875	6,264
Other long-term financial debt (including current portion)	2,878	2,886	2,258	2,282
Put options on shares of subsidiaries	263	263	299	299
DERIVATIVE INSTRUMENTS
Interest rate swaps and forward rate agreements	26	26	1	1
- designated as hedging instruments in cash flow hedge relationship	(10)	(10)	(28)	(28)
- designated as hedging instruments in fair value hedge relationship	36	36	30	30
- not designated as hedges for accounting purposes	-	-	(1)	(1)
Foreign exchange derivatives	(33)	(33)	113	113
- designated as hedging instruments in cash flow hedge relationship	-	-	-	-
- designated as hedging instruments in fair value hedge relationship	-	-	-	-
- not designated as hedges for accounting purposes	(33)	(33)	113	113
Other derivative instruments	56	56	23	23
- commodities derivatives designated as hedging instruments in cash flow hedge relationship	4	4	2	2
- equity swaps not designated as hedges for accounting purposes	13	13	(1)	(1)
- embedded derivatives not designated as hedges for accounting purposes	39	39	22	22

The fair values of financial instruments have been estimated on the basis of available market quotation or the use of various valuation techniques, such as present value of future cash flows. However, the methods and assumptions followed to disclose fair values are inherently judgmental. Thus, estimated fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments.

The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies used are as follows:

•

Cash and cash equivalents, accounts receivables, accounts payables, short-term bank borrowings: due to the short-term nature of these balances, the recorded amounts approximate fair value;

•

Other financial assets (marketable securities and investment securities): For other investments for which there is no quoted price, a reasonable estimate of fair value could not be made without incurring excessive costs. The investment in Cimpor is carried at market value with unrealized gains and losses recorded in a separate component of equity;

•

Debenture loans: the fair values of the debenture loans were estimated at the quoted value for borrowings listed on a sufficiently liquid market;

•

Other long-term financial debt: the fair values of long-term debt were determined by estimating future cash flow on a borrowing-by-borrowing basis, and discounting these future cash flows using an interest rate which takes into consideration the Group’s incremental borrowing rate at year end for similar types of debt arrangements;

•

Derivative instruments: the fair values of forward exchange contracts, interest and currency swaps, equity swaps and commodities derivatives were calculated using market prices that the Group would pay or receive to settle the related agreements.

LAFARGE 20-F - Annual Report 2005 – F- 52

(c) Foreign currency risk

In the course of its operations, the Group’s policy is to hedge all material foreign currency exposures arising from its transactions using derivative instruments as soon as a firm or highly probable commitment is entered into or known. These derivative instruments are limited to forward contracts, foreign currency swaps and options, with a term generally less than one year.

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

Foreign currency hedging activity

At December 31, 2005, most forward contracts have a maturity date of less than one year. The nominal value of hedging instruments outstanding at year-end is as follows:

(million euros)	At December 31,
	2005	2004
FORWARD CONTRACT PURCHASES AND CURRENCY SWAPS
U.S. dollar (USD)	460	130
British pound (GBP)	491	465
Other currencies	164	156
TOTAL	1,115	751

Forward contract sales and currency swaps
U.S. dollar (USD)	1,716	1,430
British pound (GBP)	729	1,008
Other currencies	288	268
TOTAL	2,733	2,706

LAFARGE 20-F - Annual Report 2005 – F- 53

Details of the balance sheet value of instruments hedging foreign currency risk

At December 31, 2005 and 2004 most of the Group’s foreign currency derivatives, were not designated as hedges for accounting purposes (see (a)). Changes in fair value were recorded directly in profit and loss. The impact recognized in financial revenues in 2005 is disclosed in Note 6.

	At December 31,
(million euros)	2005			2004
	Derivatives’ fair value	Underlying reevaluation	Net impact	Derivatives’ fair value	Underlying reevaluation	Net impact
ASSETS
Non-current derivative instruments	-	-	-	-	-	-
Current derivative instruments	47	-	47	156	-	156
Net reevaluation of loans and borrowings denominated in foreign currencies	-	24	24	-	-	-
LIABILITIES
Non current derivative instruments	-	-	-	-	-	-
Current derivative instruments	80	-	80	43	-	43
Net reevaluation of loans and borrowings denominated in foreign currencies	-	-	-	-	122	122
NET IMPACT ON EQUITY	(33)	24	(9)	113	(122)	(9)

(d) Interest rate risk

The Group is primarily exposed to fluctuations in interest rates based upon the following:

•

Price risk with respect to fixed-rate financial assets and liabilities. Interest rate fluctuations impact the market value of fixed-rate assets and liabilities.

•

Cash flow risk for floating rate assets and liabilities. Interest rate fluctuations have a direct effect on the financial income or expense of the Group.

In accordance with established policies, the Group seeks to mitigate these risks using, to a certain extent, interest rate swaps.

Interest rate risk derivatives held at December 31, 2005  were all designated as hedging instruments in:

•

Cash flow hedge relationship for derivatives used to hedge cash flow risk.

•

Fair value hedge relationship for derivatives used to hedge price risk.

Interest rate hedging activity

	At December 31, 2005
(million euros)	Less than one year		One to 5 years		More than 5 years		Total
	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate
Debt	1,123	763	1,919	1,362	3,416	159	6,458	2,284
Cash and cash equivalent	-	(1,735)	-	-	-	-	-	(1,735)
NET POSITION BEFORE HEDGING	1,123	(972)	1,919	1,362	3,416	159	6,458	549
Hedging instruments	105	(105)	(58)	58	(770)	770	(723)	723
NET POSITION AFTER HEDGING	1,228	(1,077)	1,861	1,420	2,646	929	5,735	1,272

LAFARGE 20-F - Annual Report 2005 – F- 54

The notional value of interest rate financial instruments at year-end is as follows:

		At December 31, 2005
		Maturities of notional contract values (a)
(million euros)		2006	2007	2008	2009	2010	More than 5 years	Total
Pay fixed (designated as cash flow hedge)
Euro	6.1%	100	151	70	-	-	-	321
Other currencies	4.8%	5	4	-	9	-	-	18
Pay floating (designated as fair value hedge)
Euro	2.1%	-	-	-	-	-	600	600
Other currencies	5.5%	-	-	-	-	292	170	462
TOTAL		105	155	70	9	292	770	1,401

(a) The notional amounts of derivatives represent the face value of financial instruments negotiated with counterparties. Notional amounts in foreign currency are expressed in euros at the year-end exchange rate.

		At December 31, 2004
		Maturities of notional contract values (a)
(million euros)		2005	2006	2007	2008	2009	More than 5 years	Total
Pay fixed (designated as cash flow hedge)
Euro	8.6%	789	100	62	70	89	-	1,110
Other currencies	6.1%	-	4	8	-	8	-	20
Pay floating (designated as fair value hedge)
Euro	2.2%	48	-	-	-	-	600	648
Other currencies	5.1%	-	-	-	-	-	147	147
Other interest rate swaps	5.9%	76	-	-	-	-	-	76
TOTAL		913	104	70	70	97	747	2,001

(a) The notional amounts of derivatives represent the face value of financial instruments negotiated with counterparties. Notional amounts in foreign currency are expressed in euros at the year-end exchange rate.

A 1% change in short-term interest rates calculated on the net indebtedness, and taking into account derivative instruments, would have a maximum impact on the pre-tax consolidated income of 13 million euros.

LAFARGE 20-F - Annual Report 2005 – F- 55

A 1% change in the yield curves related to the currencies in which the Group has significant fixed rate debts would have an estimated maximum impact on the fixed rate debt fair value (calculated after swaps impact) of 275 million euros.

Details of the balance sheet value of instruments hedging interest rate risk

(million euros)	At December 31,
	2005			2004
	Impact on derivatives	Impact on underlying	Net impact	Impact on derivatives	Impact on underlying	Net impact
ASSETS
Non-current derivative instruments	36	-	36	-	-	-
Current derivative instruments	-	-	-	30	-	30
LIABILITIES
Long-term debt	-	36	36	-	30	30
Non current derivative instruments	10	-	10	29	-	29
Current derivative instruments	-	-	-	-	-	-
NET IMPACT ON EQUITY	26	(36)	(10)	1	(30)	(29)

(e) Commodity risk

The Group uses various raw materials and other supplies - such as gas, electricity, fuel, diesel, gasoline, freight - for which financial instruments to manage price risk exist.

The Group uses, from time to time, these financial instruments to manage its exposure to these risks. At December 31, 2005, such commitments were mostly limited to forward purchase contracts and swaps, and were not significant.

(f) Counterparty risk for financial operations

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

(g) Share risk

The Group owns an equity swap contract related to common shares of an unrelated entity held by an independent third party for development strategy purposes. At December 31, 2005, this equity swap was for 123 million euros with a fair value of 13 million euros, which is fully provided for in the statement of income.

Note 27 - Put options on shares of subsidiaries

As part of the acquisition process of certain entities, the Group has granted third party shareholders the option to require the Group to purchase their shares at predetermined conditions. These shareholders are either international institutions, such as the European Bank for Reconstruction and Development, or private investors, which are essentially financial or industrial investors or former shareholders of the acquiring entities. Assuming that all of these options were exercised, the purchase price to be paid by the Group, including debt and cash acquired, would amount to 305 million euros and 328 million euros at December 31, 2005 and 2004, respectively.

Out of the outstanding debt at 2005 year end, 205 million euros and 38 million euros can be exercised in 2006 and 2007 respectively. The remaining 62 million euros can be exercised starting 2008.

As explained in Note 2(r), put options granted to minority interests of subsidiaries are classified as debt. Out of the total options granted by the Group, the options granted to minority interests amounted to 263 million euros and 299 million euros at December 31, 2005 and December 31, 2004, respectively, the remaining options were granted on shares of associates or joint-ventures.

This specific debt is recorded by reclassifying the underlying minority interests and recording goodwill in an amount equal to the difference between the carrying value of minority interests and the value of the debt (124 million euros and 34 million euros at December 31, 2005 and 2004 respectively).

Put options on shares of associates and joint ventures are presented in Note 29 as Other commitments.

LAFARGE 20-F - Annual Report 2005 – F- 56

Note 28 - Other Payables

Components of other payables are as follows:

(million euros)	At December 31,
	2005	2004
Accrued payroll expenses	425	379
Accrued interest	163	198
Other taxes	192	168
Customer rebates and discounts	81	71
Payables to suppliers of fixed assets	90	63
Other accrued liabilities	624	508
OTHER PAYABLES	1,575	1,387

Note 29 - Commitments and Contingencies

(a) Collateral guarantees and other guarantees

The following details collateral guarantees and other guarantees provided by the Group.

(million euros)	At December 31,
	2005	2004
Securities and assets pledged	5	5
Property collateralizing debt	475	446
Guarantees given	271	208
TOTAL	751	659

The principal collateral guarantees and other assets pledged by the Group at December 31, 2005 are as follows.

(million euros)	Amount of assets pledged	Total balance sheet	% pledged
TANGIBLE ASSETS	475	12,171	3.9%
Less than one year	146
Between one and five years	200
More than 5 years	129
FINANCIAL ASSETS	5	1,002	0.5%
Less than one year	-
Between one and five years	-
More than 5 years	5
TOTAL	480	13,173	3.6%

Finally, the Group has granted indemnification commitments in relation to disposals of assets. Its exposure under these commitments is considered remote. The total amount of capped indemnification commitments still in force at December 31, 2005 is 412 million euros.

LAFARGE 20-F - Annual Report 2005 – F- 57

(b) Contractual obligations

The following details the Group’s significant contractual obligations.

(million euros)	Payments due per period			At December 31,
	Less than one year	One to 5 years	More than 5 years	2005	2004
Debt*	1,886	3,281	3,575	8,742	8,346
Of which finance lease obligations	5	14	16	35	34
Scheduled interest payments **	404	997	859	2,260	1,928
Net scheduled obligation on interest rate swaps ***	(3)	(45)	(44)	(92)	(114)
Operating leases	207	405	251	863	724
Capital expenditures and other purchase obligations	1,037	571	294	1,902	978
Other commitments	75	56	46	177	219
TOTAL	3,606	5,265	4,981	13,852	12,081

* See Note 25 – Debt.

** Scheduled interest payments associated with variable rate are computed on the basis of the rates in effect at December 31.

*** Scheduled interest payments of the variable leg of the swaps are computed based on the rates in effect at December 31.

The increase in purchase obligations between 2004 and 2005 is due to the renegotiation for higher values of existing contracts (notably due to increase in fuel price that results in higher freight cost for raw materials) and to the new purchase contracts signed in 2005.

The Group leases certain land, quarries, building and equipment. Total rental expense under operating leases was 145 million euros and 142 million euros for the years ended December 31, 2005 and 2004 respectively.

Future expected funding requirements or benefit payments related to our pension and postretirement benefit plans are not included in the above table, because future long term cashflows in this area are uncertain. Refer to the amount reported under the “current portion” of pension and other employee benefits liabilities in the balance sheet or in Note 23 for further information on these items.

(c) Other commitments

The following details the other commitments of the Group.

(million euros)	At December 31,
	2005	2004
Unused confirmed credit lines	3,467	3,682
Put option to purchase shares in associates or joint-ventures	42	29
TOTAL	3,509	3,711

Note 30 - Legal and arbitration proceedings

On December 3, 2002, the European Commission imposed a fine on Lafarge in the amount of 250 million euros on the grounds that some of our subsidiaries had allegedly colluded on market shares and prices with their competitors between 1992 and 1998 for wallboard, essentially in the United Kingdom and Germany. The Group vigorously challenge this decision and have brought the case before the Court of First Instance (CFI) in Luxembourg, which has jurisdiction over such matters, on February 14, 2003. The proceedings are currently taking place before the court. The resolution procedure usually takes several years based on comparable cases. As a bank guarantee was given on our behalf, no payment will have to be made before the decision of the court.

LAFARGE 20-F - Annual Report 2005 – F- 58

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

A provision of 300 million euros was recorded in our financial statements for the year ended December 31, 2002 in connection with the two matters above and we recorded additional provisions in 2003, 2004 and 2005 in relation to interest on the amount of the fines since 2002 for a total of 30 million euros.

In late 2005, several class action lawsuits were filed in the United States District Court for the Eastern District of Louisiana. In their complaints, plaintiffs allege that our subsidiary, Lafarge North America Inc., and several other defendants are liable for death, bodily and personal injury and property and environmental damage to people and property in and around New Orleans, Louisiana, which they claim resulted from a barge that allegedly breached the Industrial Canal levee in New Orleans during or after Hurricane Katrina. Lafarge North America Inc. intends to vigorously defend Itself in this action. Lafarge North America Inc. believes that the claims against it are without merit and that these matters will not have a materially adverse effect on its financial condition.

Finally, certain of our subsidiaries have litigation and claims pending in the normal course of business. Management is of the opinion that these matters will be settled without any significant effect on the Company’s and/or the Group’s financial position. To the Company’s knowledge, there are no other governmental, legal or arbitration proceedings which may have or have had In the recent past significant effects on the Company and/or the Group’s financial position or profitability.

Note 31 - Related Party Transactions

Transactions with associates and with joint-ventures that are not eliminated for consolidation purposes were not material for the years presented.

To our knowledge, no individual, entity, group of individuals or entities acting together in concert held more than 10% of the outstanding shares or total voting rights of Lafarge S.A..

Following the acquisition of Blue Circle, Lafarge S.A. entered into an agreement with Lafarge North America Inc., its majority owned North American subsidiary, with respect to Blue Circle’s assets in North America. The agreement’s initial term expired on December 31, 2002, and has since been renewed annually. The agreement provides that Lafarge North America Inc. will manage the Blue Circle assets for a fixed annual management fee plus incentives for improving operating results. Lafarge North America Inc. is also entitled to be reimbursed for the costs incurred on behalf of the Blue Circle operations in North America.
The terms of the management fees to be paid by us to Lafarge North America Inc. were amended in June 2005, effective as of January 1, 2006. In 2005, Lafarge North America Inc. charged us approximately 19 million euros ($22.1 million) in management fees and approximately 205 million euros ($242.9 million) in cost reimbursement pursuant to the management agreement. In accordance with the terms of the agreement, our subsidiary Blue Circle North America paid Lafarge North America Inc. approximately 30 thousand euros ($35,000) as compensation for actions taken to optimize the profitability of the combined assets.

The assets of Blue Circle covered under the management agreement include:

•

5 cement manufacturing plants with a combined capacity of 5.7 million tonnes of cement;

•

15 cement terminals;

•

1 slag grinding plant outside Baltimore, Maryland;

•

15 aggregate-producing pits and quarries in Georgia and Alabama;

•

100 ready-mixed concrete plants; and

•

10 concrete block plants in Georgia.

In addition, at the time Lafarge S.A. entered into the management agreement, its Board of Directors authorized an indemnification agreement with Lafarge North America Inc. pursuant to which it agrees to indemnify Lafarge North America Inc. and its employees for any loss suffered by any of them as a result of any claim made in relation to the management of Blue Circle’s assets in North America.

Mr. Pébereau is Director of Lafarge S.A. and Chairman of BNP Paribas, and Mrs. Ploix and Mr. Joly are Directors of both Lafarge S.A. and BNP Paribas. Lafarge S.A. has and will continue to have an arm length business relationship with BNP Paribas, including for the conclusion of financings, credit facilities and agreements relating to securities offerings. These agreements were and will be, when applicable, approved by the Board of Directors of Lafarge S.A. and communicated to the auditors and shareholders in compliance with French law on related party transactions.

LAFARGE 20-F - Annual Report 2005 – F- 59

Lafarge S.A. was charged approximately 1.8 million euros for the fiscal year 2005 by BNP Paribas Securities Services, a wholly owned subsidiary of BNP Paribas, in connection with the services agreement signed with them in 2004, relating to the administration of its share register, employee stock option plans, employee share purchase plans and the management of general shareholder meetings, effective January 1, 2005.

Lafarge S.A. also entered into a $2.8 billion credit agreement with BNP Paribas as well as JP Morgan Inc. in order to finance the offer launched on February 21, 2006 in order to acquire all the shares of common stock of Lafarge North America Inc. not owned by the Group. This credit facility is dated February 5, 2006 and has a maturity of 364 days. Following the syndication of this credit facility among 17 banks between February 20 and March 13, 2006, BNP Paribas retained a commitment of $250 million.

Lafarge S.A. has entered into a mutual cooperation agreement with Cimentos de Portugal SGPS, S.A. (Cimpor), in which the Group hold a 12.6% interest, in the field of industrial and technical performance, use of alternative fuels, human ressource management, training and product development. The agreement was entered into on July 12, 2002 with an initial term expiring on March 31, 2005. It was renewed for four years until March 31, 2009. Lafarge S.A. received a total of approximately 1.4 million euros from Cimpor in 2005 under this agreement versus 1 million euros in 2004. Lafarge S.A. currently has one common Director with Cimpor who is Mr. Jacques Lefèvre. One of the Group’s Executive Vice Presidents, Mr. Jean-Carlos Angulo, also serves on the Board of Directors of Cimpor.

Note 32 - Employees Costs and Directors’ and Executive Officers’ Compensation for Services

(a) Employees and employees costs

	2005	2004
Management staff	12,217	11,411
Non-management staff	67,929	65,664
TOTAL NUMBER OF EMPLOYEES	80,146	77,075
Of which:companies accounted for using the proportionate method	8,909	5,155

(million euros)	Years ended December 31,
	2005	2004
TOTAL EMPLOYEES COSTS	2,833	2,422
Of which:companies accounted for using the proportionate method	107	113

(b) Directors’ and Executive Officers’ compensation for services

(million euros)	Years ended December 31,
	2005	2004
Board of Directors*	0.5	0.5
Senior Executives	23.8	18.6
Short-term benefits	9.3	8.5
Post-employment benefits**	9.5	6.6
Other long term benefits	0.6	0.5
Share-based payments ***	4.4	3.0
TOTAL	24.3	19.1

* Directors’ fees.

** Change for the year in post-employment benefits obligation. This amount includes actuarial gains and losses that are generated during the period and which recognition as income or expense in the statement of income is deferred in accordance with the “corridor” method.

*** Expense of the year estimated in accordance with principles described in Note 2(v).

LAFARGE 20-F - Annual Report 2005 – F- 60

Note 33 - Emission rights

The Group accounts for trade and cap schemes as described in Note 2(w).

In 2003, the European Union adopted a directive implementing the Kyoto Protocol on climate change. This directive established a CO2 emissions trading scheme in the European Union: within the industrial sectors subject to the scheme, each industrial facility is allocated a certain amount of CO2 allowances. Industrial operators which keep their CO2 emissions below the level of allowances granted to their plants can sell their excess allowances to other operators which have emitted more CO2 than the allowances they were initially granted. Another provision allows European Union companies to use credits arising from investments in emission reduction projects in developing countries to comply with their obligations in the European Union.

The Emissions Trading directive came into force on January 1, 2005, and each Member State issued a National Allocation Plan (NAP) defining the amount of allowances given to each industrial facility. These NAPs were then approved by the European Commission.

The Emissions Trading Directive and its provisions apply to all our cement plants in the EU and, to a lesser extent to our Roofing and Gypsum operations. We are operating cement plants in 10 out of the 25 EU Member States. Allowances that were allocated to these facilities represent some 25 million tonnes of CO2 per year over the 2005-2007 period. The Group policy is to monitor allowances on a yearly basis. Actual emissions are followed and consolidated on a monthly basis. Forecast of yearly position is updated regularly during the year. Allowances would be purchased on the market in case of actual emissions exceeding rights granted for the period and, conversely, surplus would be sold on the market.

At the end of 2005, on a consolidated basis (after trading allowances between our subsidiaries with a deficit and subsidiaries with an excess of CO2 allowances), allowances granted for the year were slightly in excess compared to the Group’s actual emissions for the same period. This small surplus was sold on the market.

For the years 2006 and 2007, based on our current production forecasts, which may evolve in case of market trends different from those expected as at today, the allowances granted should cover our needs on a consolidated basis.

Note 34 - Supplemental cash flow disclosures

The main transactions of the period that did not impact the Group’s cash flow statement are described below.

(a) Lafarge Shui On Cement joint venture agreement in China

As described in Note 9(b), on August 11, 2005, the Group and Shui On Construction And Materials Limited (“SOCAM”) entered into a contribution agreement and announced a joint venture partnership to merge their cement operations in China. SOCAM is the leading cement producer in South West China. On November 9, 2005 the merger was effected and a joint venture, named Lafarge Shui On Cement, was established owned 55% by the Group. According to the joint venture agreement, the control over Lafarge Shui On Cement is shared between the Group and SOCAM and strategic financial and operating decisions relating to the activity require the consent of both parties.

The Shui On agreed equity value incorporated in the joint venture Lafarge Shui On Cement amounts to 137 million euros, i.e. 75 million euros at Group level. The acquisition was recorded under the purchase method of accounting and, therefore, the purchase price has been allocated, on a preliminary basis, to assets acquired and liabilities assumed based on estimated fair values.

Lafarge’s contribution into the joint-venture has been estimated at 168 million euros. The retained share in assets contributed (55%) has not been revaluated and is consequently kept at historical value in the Group’s financial statements.

(b) Termination of the joint venture Readymix Asland in Spain

On November 3, 2005, Lafarge and Cemex signed a Letter of Intent to terminate their 50/50 joint venture in Readymix Asland S.A. (RMA) in Spain. All conditions were filled at December 31, 2005.

With 122 concrete plants and 12 aggregates quarries, RMA was the leader of the Spanish concrete market. According to the terms of the agreement, Lafarge Asland holds 100% of the shares of RMA and Cemex retained 28 concrete plants, 6 aggregates quarries and will receive approximately 50 million euros, mostly paid in 2006. The fair value of the assets exchanged in this operation approximates 150 million euros. This transaction, that is a distribution of assets between a company and its shareholders, did not result in any impact in the Statements of income or equity.

LAFARGE 20-F - Annual Report 2005 – F- 61

Note 35 - Subsequent events

On February 6, 2006, Lafarge announced the launch of a cash tender offer for the remaining 46.8% minority stake in Lafarge North America Inc. it does not own. The offer price is $75 for each share of Lafarge North America Inc., representing a 16.7% premium over Lafarge North America Inc.’s closing stock price on February 3, 2006, the previous trading day before the announcement of the offer, and a 31.0% premium over Lafarge North America Inc.’s average closing stock price over the previous three months. Based on the 35.3 million minority-owned shares and on outstanding options, the offer thus represents a total transaction value of approximately US$3.0 billion. The offer period began on February 21, 2006 and will expire on April 3, 2006, following a two week extension of the initial offer period. As part of the transaction, Lafarge is also offering to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc., a subsidiary of Lafarge North America Inc. The offer is conditioned upon, among other things, the tender of a majority of the shares not held by Lafarge and its affiliates and the ownership by Lafarge of at least 90% of the outstanding shares. Any common shares not acquired in the offer are expected to be acquired in a subsequent merger with Lafarge North Amercia Inc. at the same price as the offer.

On February 10, 2006, we entered into an agreement with Matinvest 1 for the sale of the totality of the remaining 7.27% in Materis Holding Luxembourg SA. This agreement provides that completion of the sale is conditional upon obtaining antitrust clearances. If the sale is completed, the Group will hold no remaining interest in Materis Holding Luxembourg SA nor in the Materis Group in general.

Note 36 - Summary of Differences Between Accounting Principles Followed by the Group and U.S. GAAP

Until December 31, 2004, the Group consolidated financial statements were prepared in accordance with the provisions of French accounting standards (“Previous GAAP”). The 2005 consolidated financial statements of the Group are prepared in accordance with accounting principles described in Note 2 above (“IFRS”), which require 2004 comparative data to be presented on the same basis. In order to provide this comparative data, the Group established an opening balance sheet prepared in accordance with IFRS, as of January 1, 2004. Accounting principles under IFRS differ in certain significant respects from those applicable in the United States of America
(“U.S. GAAP”). These differences relate mainly to the items which are described below and which are summarized in the following tables.

1. Differences in accounting for business combinations under IFRS and U.S. GAAP

As permitted by IFRS 1, the Group has not restated the business combinations, which were entered into prior to January 1, 2004 (IFRS transition date). Business combinations entered into subsequent to January 1, 2004 have been accounted for in accordance with the accounting principles described in Note 2(e).

(a) Determination of the purchase price in case of share consideration

Under Previous GAAP, as under U.S. GAAP, the purchase price of a transaction accounted for as an acquisition was based on the fair value of the consideration exchanged. In the case of acquisitions involving the issuance of the Group’s shares, under Previous GAAP the fair value of such consideration was based on the agreed-upon share price at completion of the acquisition or at the date when the transaction became unconditional. Under U.S. GAAP, the fair value of the share consideration is based on the average share price on the date of and the two trading days prior to and subsequent to the announcement of the proposed acquisition. This difference in valuation of the shares resulted in a difference in the fair value of consideration and consequently in the amount of goodwill capitalized and amortized. As of January 1, 2002, goodwill is no longer amortized under U.S. GAAP.

Under both Previous GAAP and IFRS, when the Group initially acquires a controlling interest in a business, any portion of the assets and liabilities considered retained by minority shareholders is recorded at fair value. Under U.S. GAAP, only the portion of the assets and liabilities acquired by the Group is recorded at fair value. This gives rise to two differences:

(i) Operating income was different between Previous GAAP and U.S. GAAP, and continues to be different under IFRS because of the difference in basis of assets that are amortized. This difference is offset entirely by a difference in the minority interest’s participation in the income of the subsidiary.

(ii) After an initial acquisition of a subsidiary, if an additional portion of that subsidiary was subsequently acquired, under both Previous GAAP and IFRS, the purchase consideration in excess of the net assets acquired was recorded as goodwill. Under U.S. GAAP, the incremental portion of the assets and liabilities was recorded at fair value, with any excess being allocated to goodwill, thus creating a difference in the carrying value of both assets and goodwill.

LAFARGE 20-F - Annual Report 2005 – F- 62

(c) Impairment of goodwill

Impairment analysis under IFRS is described in Note 2(l). Under U.S. GAAP, the Group measures goodwill impairment as the difference between the implied fair value and carrying value of goodwill, in accordance with Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and other Intangible Assets” (“SFAS 142”). These two methods did not give rise to any material differences between the U.S. GAAP fair value and the IFRS recoverable amount of goodwill for the periods presented.

The carrying value of goodwill under IFRS and U.S. GAAP is different due to the items described above and below. As a consequence, impairment losses recognized on goodwill have been different in some circumstances, creating a reconciling item between IFRS and U.S. GAAP financial statements.

(d) Business combinations prior to January 1, 2004 – specific treatment related to first-time adoption of IFRS

As permitted by IFRS 1, the Group has not restated the business combinations, which were entered into prior to January 1, 2004 (IFRS transition date). The differences described below relate to business combinations accounted for under Previous GAAP before the transition to IFRS, which now create differences between IFRS and U.S. GAAP.

(i) Goodwill recorded as a reduction of shareholders’ equity before January 1, 1989

Before January 1, 1989, as described in Note 2 (e), under Previous GAAP, the excess of the purchase price over the fair value of the net assets acquired was written off directly to shareholders’ equity upon acquisition. Under U.S. GAAP, these goodwill amounts have been recognized as an asset, and as of January 1, 2002 are no longer amortized based upon the provisions of SFAS 142 .

Such difference would not arise on acquisitions after January 1, 2004 under IFRS.

(ii) Goodwill and market share amortization

Under Previous GAAP, acquired goodwill was amortized over the expected period of benefit, which did not exceed forty years. SFAS 142 requires that goodwill acquired in a purchase business combination completed after June 30, 2001 not be amortized. Subsequent to January 1, 2002, all previously recorded goodwill is no longer amortized but is tested for impairment at least annually under U.S. GAAP. Subsequent to January 1, 2004, all previously recorded goodwill is no longer amortized but is tested for impairment at least annually under IFRS.

Under Previous GAAP, market share, separately identified on the acquisition of subsidiaries, was not amortized. Under IFRS, market share is not recognized as a separate intangible asset but is considered as a component of goodwill. As permitted by IFRS 1, the Group did not revise past business combinations as part of its transition process but simply reclassified the carrying amount of market share to goodwill on January 1, 2004. Under U.S. GAAP, market share is not considered as a separately identifiable intangible asset, but as a component of goodwill as of the date of acquisition. Therefore, it was amortized until the provisions of SFAS 142 were applied.

(iii) Negative goodwill arising on acquisitions

Under Previous GAAP, negative goodwill was amortized into income on a rational systematic basis based upon estimates of future operating results of the acquiree. Negative goodwill was presented as a liability on the balance sheet. Under U.S. GAAP, negative goodwill was recorded as a reduction in the fair value of long-lived assets acquired and the related depreciation expense was adjusted accordingly. Such a difference will not arise on acquisitions after January 1, 2004 under IFRS.

(iv) Depreciation period for goodwill related to the aggregates businesses prior to January 1, 2002

The difference between the purchase price of the aggregates businesses and the underlying fair value of net assets is mainly allocated to mineral reserves acquired based on their fair values at the time of acquisition. Under Previous GAAP, the remaining goodwill was generally amortized over 40 years whereas under U.S. GAAP, this goodwill was accounted for based upon the provisions of SFAS 142, as described above. Prior to January 1, 2002, under U.S. GAAP, this goodwill was amortized over the residual lives of the quarries acquired, which approximated the expected future benefit of the goodwill. Such difference will not arise on acquisitions after January 1, 2004 under IFRS.

(v) Determination of goodwill

The carrying amount of goodwill is substantially different under U.S. GAAP and under Previous GAAP due to the fact that certain transactions were accounted for differently between the two standards as described below:

Lafarge Roofing GmbH (formerly Lafarge Braas) minority interests acquisition in 1999 and 2000

The acquisition by the Group of the 43.5% minority interests in Lafarge Braas through a share for share exchange was accounted for under Previous GAAP from the date of the contract signing which was December 22, 1999. Approximately 44% of the total share consideration for this transaction was issued in December 1999. The remainder was issued on June 20, 2000 after an authorized increase in share capital. For purposes of U.S. GAAP, the transaction was accounted for as a two-step acquisition based upon the dates the shares were exchanged with the minority shareholders. Consequently, an additional goodwill was recorded under U.S. GAAP based upon the different methodologies used to determine the purchase price under Previous and U.S. GAAP (Note 36-1 (a)).

LAFARGE 20-F - Annual Report 2005 – F- 63

Accounting for deferred income taxes before January 1, 2000

Before January 1, 2000, the Group’s deferred tax provision was calculated using the partial allocation method. Effective January 1, 2000, as required under Previous GAAP, the Group adopted the balance sheet liability method, which among other changes, requires that deferred taxes be recorded on all temporary differences between the tax basis of assets and liabilities and their carrying amount in the balance sheet. The adoption of this methodology required that all deferred tax assets or liabilities be accounted for with the offsetting amount recorded as an adjustment to equity. Under U.S. GAAP, which also applies the balance sheet liability method, temporary differences arising in connection with fair value adjustments on business combinations typically result in deferred taxes and a corresponding adjustment to goodwill. Consequently, an adjustment is required in the reconciliation to U.S. GAAP to record goodwill arising from deferred tax liabilities related to past business combinations and charged to equity under Previous GAAP upon adoption of the balance sheet liability method. Such differences will not arise on acquisition after January 1, 2004 under IFRS.

Restructuring costs related to business combinations

Previous GAAP provided that where a business combination results in regional over capacity, costs associated with restructuring the acquirer’s operations should be included as a cost of the acquisition. As a result of certain acquisitions, the Group has closed certain of its own operations in regions where it has determined that over capacity will result from the duplication of its operations with those of the acquired operations. U.S. GAAP specifically excludes from costs of an acquisition those costs associated with closing duplicate facilities and restructuring operations of the acquirer. Such costs are charged to income as a period cost under U.S. GAAP. Such difference will not arise on acquisitions after January 1, 2004 under IFRS.

For the purpose of the U.S. GAAP reconciliation, the Group has applied Emerging Issues Task Force (“EITF”) 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EITF 95-3”), in accounting for restructuring costs associated with businesses it has acquired. As discussed below, the requirements for recording restructuring costs and liabilities were more specific under U.S. GAAP. Therefore, certain restructuring provisions included in the fair value of businesses acquired under Previous GAAP were not accruable under U.S. GAAP, generating a difference in goodwill, and liabilities acquired for restructuring costs charged against goodwill under Previous GAAP. Those restructuring charges originally charged to goodwill under Previous GAAP are subsequently expensed under U.S. GAAP once the U.S. GAAP criteria have been satisfied for recording the costs. For the years prior to January 1, 2002, reduction in amortization of goodwill is created between the Previous and U.S. GAAP treatment (as described above).

Under Previous GAAP, prior to January 1, 2002, the Group recorded restructuring liabilities during the period when the appropriate level of management has approved decisions. Commencing January 1, 2002, except for the recognition of restructuring charges related to business combinations, there is no longer a difference in the recognition of restructuring liabilities between Previous and U.S. GAAP. Under U.S. GAAP, the Group has applied the provisions of SFAS 112, “Employer’s Accounting for Post employment Benefits” (“SFAS 112”) and EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity” (“EITF 94-3”), in accounting for its employee layoffs and restructuring costs. Under EITF 94-3, a provision for restructuring can only be recorded during the period when certain conditions are satisfied, including the specific identification and approval by the appropriate level of management of the operations and activities to be restructured, and notification to the employees of the benefit arrangement. In addition, costs associated with an exit plan are recognized as restructuring provisions only if the related costs are not associated with or do not benefit continuing activities of the Group. The foregoing creates a timing difference between (i) the recording of provisions of new Previous GAAP charges to the extent that such provisions are not accrued for U.S. GAAP purposes, (ii) restructuring charges accrued under U.S. GAAP that were expensed for Previous GAAP purposes in a prior period, and (iii) changes in estimates on prior year Previous GAAP provisions that did not qualify for accrual under U.S. GAAP. Starting January 1, 2003, the Group applied prospectively and for all new plans initiated after this date SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement requires that a liability for costs associated with exit or disposal activities to be recognized at fair value when the liability is incurred rather than at the date an entity commits to a plan of restructuring. Adoption of these provisions did not have a material impact on our financial positions or results of operations.

LAFARGE 20-F - Annual Report 2005 – F- 64

2. Pension obligations

Accounting for pensions

Under U.S. GAAP, pension costs are accounted for in accordance with SFAS 87, “Employers’ Accounting for Pensions” (“SFAS 87”), SFAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits” (“SFAS 88”) and SFAS 106, “Employers’ Accounting for Post retirement Benefits Other than Pensions” (“SFAS 106”). IAS 19 is the corresponding standard applicable to employee benefits under IAS / IFRS. A limited number of discrepancies between these two sets of standards have been identified. They concern:

•

the minimum liability adjustment mechanism not authorized by IAS 19;

•

the limitations applicable, under IAS 19 (asset ceiling), to prepaid pension costs to be recognized on the employer’s balance sheet for the overfunding of a plan’s liabilities by its dedicated assets, which have no direct equivalent under U.S. GAAP;

•

the recognition of prior service costs (under U.S. GAAP, the effects of plan amendments can be recognized over the average remaining active life of plans participants, whereas IAS 19 requires the immediate recognition, in the profit and loss account, of any effect of plan amendments on benefits already vested);

•

the valuation of death and disability benefits covering active employees (IAS 19 does not require to provide for these types of benefits as long as they do not relate to services rendered by beneficiaries; costs are then expensed as incurred);

•

the valuation of dedicated plan assets (U.S. GAAP authorize the smoothing of the fair value of plans assets over time, whereas IAS 19 requires the use of year end fair value for assets);

•

measurement dates for liabilities and dedicated assets (under U.S. GAAP, valuation dates can be set before year end, whereas IAS 19 requires the use of year-end measurement dates). The measurement date used to determine liabilities and dedicated assets under US GAAP is December 31 for all plans except for our North American plans for which the date is November 30;

•

transitional provisions which are specific to each set of standards;

•

the allocation method for defined benefit costs over the periods of service rendered by beneficiaries (under certain circumstances, U.S. GAAP allows for an allocation of costs over the entire expected active career of beneficiaries, whereas IAS 19 requires the recognition of these costs over the periods of service over which benefits become vested, occasionally shorter than the entire expected active career);

•

the valuation of ”constructive” obligations which is explicitly required by IAS 19, whereas U.S. GAAP valuation requirements are limited to obligations for formal benefit plans.

Specific treatment related to first-time adoption of IFRS

The Group has elected to use the option available in IFRS 1 under which any difference existing as of January 1, 2004 between defined benefit plan liabilities and the fair value of dedicated assets can be recognized in equity, except the non-vested portion of unrecognized prior service costs. As a consequence, at January 1, 2004 the Group does not carry any unamortized actuarial gains or losses relating to post-employment benefits. The corridor method has been applied prospectively beginning January 1, 2004. The impact of this election creates a difference between IFRS and U.S. GAAP of 1,183 million euros at January 1, 2004 in shareholders’ equity.

LAFARGE 20-F - Annual Report 2005 – F- 65

Reconciliation

The difference between the net pension obligation recorded under U.S. GAAP and IFRS can be summarized as follows:

	Pension benefits		Other benefits		Total
(million euros)	2005	2004	2005	2004	2005	2004
NET AMOUNT RECOGNIZED UNDER U.S. GAAP	4	18	(239)	(213)	(235)	(195)
Minimum liability adjustment (MLA)	(377)	(659)	-	-	(377)	(659)
NET AMOUNT ACCRUED FOR UNDER U.S. GAAP	(373)	(641)	(239)	(213)	(612)	(854)
Prepaid benefit cost (including MLA)	488	168	-	-	488	168
Accrued benefit liability (including MLA)	(861)	(809)	(239)	(213)	(1,100)	(1,022)
Minimum liability adjustment (MLA)	377	659	-	-	377	659
Other U.S. GAAP adjustments	(1,056)	(1,099)	(61)	(38)	(1,117)	(1,137)
Change in scope of consolidation	(7)	(8)	-	(12)	(7)	(20)
NET AMOUNT ACCRUED IN CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS	(1,059)	(1,089)	(300)	(263)	(1,359)	(1,352)
Prepaid	15	3	-	-	15	3
Accrued	(1,074)	(1,092)	(300)	(263)	(1,374)	(1,355)

Additional U.S. GAAP Disclosure Information

The following table provides the amounts recognized in the accompanying balance sheet:

	Pension benefits		Other benefits		Total
(million euros)	2005	2004	2005	2004	2005	2004
ACCUMULATED BENEFIT OBLIGATION AT END OF THE PERIOD	4,635	3,858	-	-	4,635	3,858
Prepaid asset	488	168	-	-	488	168
Accrued liability	(861)	(809)	(239)	(213)	(1,100)	(1,022)
Intangible asset *	23	14	-	-	23	14
Accumulated other comprehensive loss *	354	645	-	-	354	645
NET AMOUNT RECOGNIZED AT DECEMBER 31	4	18	(239)	(213)	(235)	(195)

* Minimum pension liability related to the accumulated benefit obligation in excess of the fair value of plan assets; the portion recorded in intangible asset reflects the portion of minimum pension liability generated from unamortized prior service costs and transition obligation.

LAFARGE 20-F - Annual Report 2005 – F- 66

The following table provides additional U.S. GAAP disclosure:

(million euros)	At December 31,
	2005	2004

PROJECTED BENEFIT OBLIGATION, ACCUMULATED BENEFIT OBLIGATION AND FAIR VALUE OF ASSETS INFORMATION IN RESPECT OF PENSION PLANS WITH ACCUMULATED BENEFIT OBLIGATIONS IN EXCESS OF THE FAIR VALUE OF PLAN ASSETS:

Projected benefit obligation	1,706	3,850
Fair value of plan assets	769	2,758
Accumulated benefit obligation	1,525	3,467
PROJECTED BENEFIT OBLIGATION AND FAIR VALUE OF ASSETS INFORMATION IN RESPECT OF PENSION PLANS WITH PROJECTED BENEFIT OBLIGATIONS IN EXCESS OF THE FAIR VALUE OF PLAN ASSETS:
Projected benefit obligation	5,164	4,310
Fair value of plan assets	3,831	3,109

3. Income taxes

(a) Accounting for deferred taxes in hyperinflationary economies

IAS 12 requires us to recognize deferred tax assets and liabilities for temporary differences related to assets and liabilities that are remeasured at each balance sheet date in accordance with the provisions of IAS 29, Financial Reporting in Hyperinflationary Economy as described in Note 2(d).

Pursuant to SFAS 109, “Accounting for Income Tax” (“SFAS 109”), U.S. GAAP prohibits recognition of a deferred tax liability or asset for differences related to assets and liabilities that are remeasured at each balance sheet date. Deferred taxes recorded in entities in hyperinflationary economies have been reversed for U.S. GAAP purposes.

(b) Accounting for deferred tax on tax-free reserves

Under Greek tax legislation, non-taxed or specially-taxed income may be transferred to special reserves under various tax incentive laws. The amounts transferred to these reserves are taxable upon their distribution, capitalization, offsetting of losses carried forward or ultimately upon the dissolution of the Company. Under IFRS, no tax liability is recorded. Under U.S. GAAP, a deferred tax liability should be recognized for the entire balance of the above reserves at the current prevailing tax rate, in the case of tax-free income, or at the difference between the general tax rate and privileged tax rates in each case for the specially-taxed income.

(c) Valuation allowance on deferred tax assets

As described in Note 2(u), under IFRS the Group offsets deferred tax assets and liabilities in the balance sheet if the entity has a legally enforceable right to offset current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxing authority. Deferred tax assets are recognized and their recoverability is then assessed. If it is not reasonably certain that they will be recovered in future years, a valuation allowance is recorded to reduce the deferred tax asset to the amount that is reasonably certain to be recovered. The impact of U.S. GAAP adjustments resulted in additional deferred tax  assets recognition and a related valuation allowance on deferred tax assets.

(d) Accounting for tax contingencies in business combinations

Under IAS 12, if tax contingencies of the acquiree, which were not recognized at the time of the combination are subsequently recognized, the resulting debit is taken to income for the period. Under U.S. GAAP, the Group adjusts goodwill to reflect revisions in estimates and/or the ultimate disposition of these contingencies with the provisions of SFAS No. 109 “Accounting for Income Taxes” and EITF 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination”.

4. Stock based compensation and employee stock plans

(a) Employee stock option plans

As described in Note 2(v), under IFRS, the Group records in its financial statements a compensation expense for all share-based compensation granted to its employees. The fair value is recognized in profit and loss on a linear basis over the vesting period (generally 4 years for stock options). In accordance with IFRS 2, “Share Based Payments”, only options granted after November 7, 2002 and not fully vested at January, 1 2004 are measured and accounted for as employee costs.

Under U.S. GAAP, the Group accounts for stock based compensation awards pursuant to Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (“APB 25”) which requires that compensation expense be recorded when the market price of the stock at the measurement date exceeds the amount the employee is required to pay upon exercise of the option. The stock options granted to employees have been repriced in situations where there would be a theoretical dilution of the option holder’s percentage interest in the Group. Typically, these repricing events arise from the Group’s issuance of common stock or warrants. Under U.S. GAAP, the repricing of the Group’s stock option plan causes the plan to be considered a variable plan under APB 25. As such, the difference between the exercise price of the option and the market price of the shares is recorded in profit and loss until the option is exercised or forfeited.

LAFARGE 20-F - Annual Report 2005 – F- 67

As of December 31, 2002, the Group adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure. The costs associated with options granted in each of the two years ended December 31, 2005 and 2004 are 25 million euros and 46 million euros, respectively. The pro forma amounts below reflect the fair value effect as if the options granted had been charged to income for the years presented.

	Years ended December 31,
	2005	2004
NUMERATOR (MILLION EUROS)
NET EARNINGS UNDER U.S. GAAP (NOTE 37(C)) - BASIC EARNINGS PER SHARE	1,097	987
NET EARNINGS U.S. GAAP (NOTE 37(C)) - DILUTED EARNINGS PER SHARE	1,112	1,017
Stock-based employee compensation (recovery) expense included in net earnings, net of tax	9	2
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(25)	(46)
NET EFFECT ON BASIC AND DILUTED EARNINGS	(16)	(44)
NET EARNINGS PRO FORMA - BASIC EARNINGS PER SHARE	1,081	943
NET EARNINGS PRO FORMA - DILUTED EARNINGS PER SHARE	1,096	973
DENOMINATOR (THOUSANDS))
Weighted average number of shares outstanding - basic	171,491	167,204
Weighed average number of shares outstanding - fully diluted	180,216	178,548
BASIC EARNINGS PER SHARE (EUROS)
As reported under U.S. GAAP (Note 37(c))	6.40	5.90
Pro forma	6.30	5.64
DILUTED EARNINGS PER SHARE (EUROS)
As reported under U.S. GAAP (Note 37(c))	6.17	5.70
Pro forma	6.08	5.45

The pro forma compensation cost may not be representative of that to be expected in future years.

LAFARGE 20-F - Annual Report 2005 – F- 68

(b) Employee stock plans

In conjunction with the Group’s stock purchase plan described above, the Group has granted a two-year loan to employees for the purpose of subscribing to the offered shares. Under U.S. GAAP, such loans are recorded as a reduction of shareholders’ equity. For the year ended December 31, 2005, an amount of 13 million euros remains outstanding on this loan.

5. Other items

Other differences between accounting principles followed by the Group and U.S. GAAP are not individually significant, and are presented in the aggregate in the reconciliation of net income and shareholders’ equity.

Compound instruments

On June 29, 2001 the Group issued 10,236,221 bonds convertible into common shares (non-detachable conversion option) for 1,300,000,067 euros, bearing interest at an annual rate of 1,5% (OCEANEs). The maturity of this convertible bond is January 1, 2006. As described in Note 2(r), IAS 32 requires that compound instruments with characteristics of both liabilities and equity be classified separately as component parts according to the nature of the components. Therefore, a separate presentation of liabilities and equity for this convertible loan is required. The equity component is assigned the residual amount after deducting from the compound instrument the value of the liability component. U.S. GAAP does not permit the split accounting for this instrument.

6. Items affecting the presentation of consolidated financial statements

(a) Differences in the consolidation method

Accounting for joint-venture investments and use of proportionate consolidation method

Companies that are accounted for using the proportionate consolidation method under IFRS are accounted for by the equity method for U.S. GAAP purposes.

The tables disclosed in Note 13 present contributive amounts consolidated in the IFRS financial statements for those entities that are accounted for using the equity method under U.S. GAAP.

Related party transactions

Related party transactions in the ordinary course of business with those entities that are accounted for using the equity method under U.S. GAAP (using the proportionate method under IFRS) are not significant. Such amounts have been eliminated in the IFRS financial statements as intercompany transactions, on the basis of the Group’s interest in the entities involved.

(b) Presentation of minority interests

Under IFRS, minority interests are presented within equity, but separate from the parent shareholders’ equity. In contrast, U.S. GAAP requires minority interests to be presented outside equity, between liabilities and equity.

(c) Deferred tax assets and liabilities

IFRS prohibits separate accounting for deferred taxes between current and non-current. Under IFRS, deferred tax accounts are classified as non-current in the balance sheet.

(d) Intangible assets

Under IFRS, mineral rights are classifed as “Intangible assets”. In accordance with EITF 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets”, mineral rights should also be reclassified to quarries, within tangible assets, for purposes of U.S. GAAP.

(e) Put options on shares of subsidiaries

Note 2(r.4) describes the Groups’ accounting treatment under IFRS related to put options on the shares of its subsidiaries. The Group records the face value of the put as debt in the IFRS balance sheet in the line-item “put options on shares of subsidiaries” by (1) reclassifying the carrying value of the underlying minority interests and (2) recording goodwill in an amount equal to the difference between the carrying value of minority interests previously reclassified and the value of the debt. U.S. GAAP does not require equivalent treatment.

Thus, for U.S. GAAP reporting purposes, the Group has reversed the aforementioned IFRS accounting which has decreased debt related to put options granted to minority interests.

(f) Securitization arrangement

The Group was involved in two major receivable securitization programs (in France and in the United States) to provide a cost-effective source of working capital and short-term financing. Under the programs, the subsidiaries agree to sell, on a revolving basis, certain of their accounts receivable. Under the terms of the arrangements, the subsidiaries involved in these programs do not maintain control over the assets sold and there is neither entitlement nor obligation to repurchase the sold receivables. In these agreements, the purchaser of receivables holds a subordinated retained interest in the receivables not sold to third parties as usually granted in similar commercial transactions. Consequently, the receivables securitization transactions have been accounted for under U.S. GAAP as sales (with the subordinated interest being classified as long-term financial asset) and as a result, the related receivables and debt have been excluded from the consolidated balance sheets.

LAFARGE 20-F - Annual Report 2005 – F- 69

Under revised IAS 39, which the Group has applied for the purpose of its transition to IFRS effective January 1, 2004, financial assets can be derecognized only if substantially all risks and rewards attached to the assets have been transferred. The subordinated retained interest held by the purchaser in the receivables not sold to third parties represents a breach in the transfer of all risks and rewards. As a consequence, these accounts receivable should not be derecognized in the IFRS consolidated balance sheets and these operations should be treated as secured financings.

(g) Cumulative translation adjustments

As described in Note 2(d), the Group, as permitted by IFRS 1, elected to “reset to zero” previous cumulative translation differences arising from the translation into euros of foreign subsidiaries’ financial statements denominated in foreign currency. The amount of 2,335 million euros recorded in the Previous GAAP accounts at January 1, 2004 has thus been reclassified to retained earnings as of January 1, 2004. This reclassification has no impact on consolidated shareholder’s equity. For U.S. GAAP purposes, this reclassification has been reversed in order to maintain historical amounts of cumulative translation adjustments. Translation adjustments which predate IFRS transition will therefore generate a difference  between IFRS and U.S. GAAP in the calculation of gains and losses arising from future disposal of consolidated subsidiaries, joint-venture and associates.

7. Recently issued accounting pronouncements

SFAS No. 123(R) “Share-Based Payment”

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which is a revision of SFAS 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Group adopted SFAS 123(R) on January 1, 2006 using the “modified prospective” method. Under this method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. Had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share presented in Note 36-4.

EITF 04-6 “Accounting for Stripping Costs
in the Mining Industry”

In March 2005, the Emerging Issues Task Force reached a consensus on Issue 04-6, Accounting for Stripping Costs in the Mining Industry (“EITF 04-6”) which we are required to adopt on January 1, 2006. EITF 04-6 states that stripping costs incurred after the first saleable minerals are extracted from the mine (i.e. post-production stripping costs) should be considered costs of the extracted minerals and recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory. In June 2005, the EITF modified the consensus requiring entities to now recognize any cumulative effect adjustment in retained earnings. In accordance with the transition provisions of EITF 04-6, the Group will write off these deferred costs to retained earnings on January 1, 2006, and prospectively recognize the costs of all post-production stripping activity as a cost of the inventory produced during the period the stripping costs are incurred. As the impact of EITF 04-6 on post-adoption income statements will depend, in part, on the future level of post-production stripping activity and sales, both of which vary from period to period, the Group has not yet estimated any material affect on the financial condition or results of operations.

FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations”

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The adoption of FIN 47 did not have a material effect on our financial condition or results of operations.

SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4”

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

LAFARGE 20-F - Annual Report 2005 – F- 70

Note 37 - Reconciliation of IFRS to U.S. GAAP

The following is a summary reconciliation of net income as reported in the consolidated statements of income to net income as adjusted for the approximate effects of the application of U.S. GAAP for the years ended December 31, 2005 and 2004 and shareholders’ equity, as reported in the consolidated balance sheets to shareholders’ equity as adjusted for the approximate effects of the application of U.S. GAAP at December 31, 2005 and 2004.

(a) Reconciliation of net income

(million euros)	Years ended December 31,
	2005	2004
NET INCOME AS REPORTED IN THE CONSOLIDATED STATEMENTS OF INCOME	1,424	1,334
(less) Minority interests	(328)	(288)
NET INCOME – GROUP SHARE	1,096	1,046
1 - Business combinations	74	10
2 - Pension obligations	(85)	(83)
3 - Income taxes	(42)	(11)
4 - Stock based compensation and employee stock plans	14	13
5 - Other items	20	(16)
TOTAL U.S. GAAP ADJUSTMENTS BEFORE INCOME TAX AND MINORITY INTERESTS	(19)	(87)
Tax effects of the above U.S. GAAP adjustments	20	23
Minority interests on the above U.S. GAAP adjustments, net of taxes	-	5
NET INCOME ACCORDING TO U.S. GAAP	1,097	987

(b) Summarized Statements of income according to U.S. GAAP

For purposes of presenting summarized consolidated statements of income for the years ended December 31, 2005 and 2004 consistent with U.S. GAAP, the Group has reflected the financial statement impact of the above reconciling items between IFRS and U.S. GAAP presented in the above mentioned Notes.

(million euros)	Years ended December 31,
	2005	2004
Revenue	15,104	13,371
Operating income	2,052	1,811
Minority interests	(311)	(241)
NET INCOME	1,097	987

LAFARGE 20-F - Annual Report 2005 – F- 71

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

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2005 and 2004 prepared in accordance with U.S. GAAP are as follows:

	Years ended December 31,
	2005	2004
NUMERATOR (IN MILLION EUROS)
NET EARNINGS - BASIC EARNINGS PER SHARE	1,097	987
Interest expense on convertible debt (“OCEANE”)	15	30
NET EARNINGS - DILUTED EARNINGS PER SHARE	1,112	1,017
DENOMINATOR (IN THOUSANDS)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	171,491	167,204
Weighted average of dilutive effect of:
- Stock options	590	575
- Assumed conversion of convertible debt (“OCEANE”)	8,135	10,769
Total potential dilutive shares	8,725	11,344
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - FULLY DILUTED	180,216	178,548

BASIC EARNINGS PER SHARE (EUROS)	6.40	5.90
DILUTED EARNINGS PER SHARE (EUROS)	6.17	5.70

For purposes of computing diluted earnings per share, 3,267 and 4,727 thousand stock options were excluded from the calculation, for 2005 and 2004, respectively, as the effect of including such options would have been antidilutive.

(d) Reconciliation of shareholders’ equity

(in million euros)	At December 31,
	2005	2004
EQUITY AS REPORTED IN THE CONSOLIDATED BALANCE SHEETS	12,329	9,901
(less) Minority interests	(2,571)	(2,119)
SHAREHOLDERS’ EQUITY – PARENT COMPANY	9,758	7,782
1 - Business combinations	243	136
2 - Pension obligations	763	477
3 - Income taxes	(26)	(14)
4 - Stock based compensation and employee stock plans	(13)	-
5 - Other items	(8)	(47)
TOTAL U.S. GAAP ADJUSTMENTS BEFORE INCOME TAX AND MINORITY INTERESTS	959	552
Tax effects of the above U.S. GAAP adjustments	(232)	(108)
Minority interests on the above U.S. GAAP adjustments, net of taxes	38	35
SHAREHOLDERS’ EQUITY ACCORDING TO U.S. GAAP	10,523	8,261

The information below discloses the items affecting shareholders’ equity under U.S. GAAP.

LAFARGE 20-F - Annual Report 2005 – F- 72

(million euros)	2005	2004
BALANCE AT JANUARY 1,	8,261	7,500
Net income	1,097	987
Dividends paid	(408)	(383)
Issuance of common stock (dividend reinvestment plan)	248	207
Exercise of stock options	22	10
Employee stock purchase plan	33	-
Purchase (sale) of treasury shares	4	2
Deferred stock based compensation	10	4
Employee stock purchase loans	(13)	7
Changes in other comprehensive income	299	85
Changes in translation adjustments	970	(158)
BALANCE AT DECEMBER 31,	10,523	8,261

(e) Comprehensive income for the years ended December 31, 2005 and 2004 under U.S. GAAP

Under U.S. GAAP, comprehensive income is the term used to define all non-owner changes in shareholders’ equity. Comprehensive income includes, in addition to net income, net unrealized gains and losses arising during the period on available for sale securities, movements in cumulative translation adjustments and additional minimum pension liability.

(million euros)	2005	2004
NET INCOME	1,097	987
Net unrealized gain (loss) on available for sale securities, net of income taxes	28	5
Net unrealized gain (loss) on derivative instruments, net of income taxes	10	39
Additional minimum pension liability adjustment, net of income taxes	261	41
Changes in cumulative translation adjustments	970	(158)
COMPREHENSIVE INCOME (LOSS) FOR THE YEAR ENDED DECEMBER 31,	2,366	914

LAFARGE 20-F - Annual Report 2005 – F- 73

(f) Summarized Balance sheets according to U.S. GAAP

For purposes of presenting summarized consolidated balance sheets at December 31, 2005 and 2004 in a format consistent with U.S. GAAP, the Group has reflected the financial statement impact of the reconciling items between IFRS and U.S. GAAP presented in the above mentioned notes.

	At December 31,
(million euros)	2005	2004
Cash and cash equivalents	1,529	1,344
Accounts receivable-trade, net	2,296	1,878
Other receivables	943	836
Inventories	1,748	1,395
Deferred taxes – current portion	38	45
Goodwill	6,485	5,909
Intangible assets, net	241	54
Property, plant and equipment, net	11,182	9,861
Investments in associates	1,506	1,436
Other financial assets	1,201	815
Deferred taxes	218	54
TOTAL ASSETS	27,387	23,627
Accounts payable-trade	1,582	1,284
Other payables	1,691	1,398
Short-term bank borrowings and current portion of long-term debt	1,523	1,053
Deferred taxes	707	500
Pension liability	1,100	1,022
Provisions	1,060	989
Long-term debt	6,676	6,876
Minority interests	2,525	2,244
Shareholders’ equity	10,523	8,261
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	27,387	23,627

Note 38 - List of significant subsidiaries at December 31, 2005

								Consolidation method
Companies	Countries	Cement	Aggregates & Concrete	Roofing	Gypsum	Others	Ownership %	IFRS	U.S. GAAP
Lafarge Plasterboard Pty Ltd	Australia				X		100.00	Full	Full
Lafarge Perlmooser AG	Austria	X	X				100.00	Full	Full
Schiedel AG	Austria			X			100.00	Full	Full
Lafarge Surma Cemelt Limited	Balgladesh	X					29.44	Proportiolate	Equity
Cimento Maua SA	Brazil	X					90.84	Full	Full
Lafarge Brazil S.A	Brazil	X	X				90.09	Full	Full
Cimenteries du Cameroun	Cameroon	X					56.73	Full	Full

LAFARGE 20-F - Annual Report 2005 – F- 74

								Consolidation method
Companies	Countries	Cement	Aggregates & Concrete	Roofing	Gypsum	Others	Ownership %	IFRS	U.S. GAAP
Lafarge Canada Inc.	Canada	X	X		X		53.18	Full	Full
Empresas Melon SA	Chile	X	X			Mortars	84.14	Full	Full
Hormigones Premix S.A.	Chile		X				84.14	Full	Full
Beijing Chinefarge Cement Co., Ltd.	China	X					35.75	Proportionate(1)	Equity
Lafarge Chongqing Cement Co. Ltd.	China	X					38.82	Proportionate(1)	Equity
Lafarge Dujiangyan Cement Company Limited	China	X					41.25	Proportionate(1)	Equity
Lafarge Cement AS	Czech Rep.	X	X				97.05	Full	Full
Lafarge Roofing A/S	Denmark			X			100.00	Full	Full
Cementos Selva Alegre, S.A.	Ecuador	X					98.20	Full	Full
Alexandria portland Cement Company SAE	Egypt	X					49.06	Proportionate	Equity
Beni Suef Cement Company	Egypt	X					49.95	Proportionate	Equity
Blue Circle (Egypt) S.A.E.	Egypt	X					49.22	Proportionate	Equity
Béton Chantiers Aquitaine	France		X				100.00	Full	Full
Béton Chantiers de Bretagne	France		X				58.28	Full	Full
Béton Chantiers de l’Ouest	France		X				100.00	Full	Full
Béton Chantiers Languedoc Roussillon	France		X				100.00	Full	Full
Béton Chantiers Nice	France		X				100.00	Full	Full
Béton Chantiers Prêt	France		X				99.97	Full	Full
Béton Chantiers Provence	France		X				100.00	Full	Full
Béton Chantiers Rhône Auvergne	France		X				100.00	Full	Full
Béton Chantiers Toulouse	France		X				100.00	Full	Full
Béton de Paris	France		X				100.00	Full	Full
Carrières de l’Estuaire	France		X				100.00	Full	Full
Compagnie des Sablières de la Seine	France		X				100.00	Full	Full
Docks des Cimenteries Réunies	France		X				100.00	Full	Full
Granulats Bourgogne Auvergne	France		X				100.00	Full	Full
Lafarge Bétons Pays de Loire	France		X				100.00	Full	Full
Lafarge Ciments	France	X					100.00	Full	Full
Lafarge Couverture	France			X			100.00	Full	Full
Lafarge CRIC	France	X					82.92	Full	Full
Lafarge Plâtres	France				X		99.97	Full	Full
Rhône Durance Granulats	France		X				100.00	Full	Full
Société des Ciments Antillais	France	X	X				69.44	Full	Full
Lafarge Dachsysteme GmbH	Germany			X			100.00	Full	Full
Lafarge Gips GmbH	Germany				X		100.00	Full	Full
Lafarge Zement Karsdorf GMBH	Germany	X					100.00	Full	Full
Lafarge Zement Wössingen GMBH	Germany	X					100.00	Full	Full
Ruppkeramik GmbH	Germany			X			100.00	Full	Full
Schiedel GmbH & Co.	Germany			X			100.00	Full	Full
Heracles General Cement Company S.A.	Greece	X	X				53.12	Full	Full
Lafarge Beton Industrial Commercial SA	Greece		X				53.12	Full	Full

LAFARGE 20-F - Annual Report 2005 – F- 75

								Consolidation method
Companies	Countries	Cement	Aggregates & Concrete	Roofing	Gypsum	Others	Ownership %	IFRS	U.S. GAAP
Lafarge Incehsa S.A. de CV	Honduras	X					52.80	Full	Full
Lafarge India PVT Limited	India	X					94.38	Full	Full
P.T. Semen Andalas Indonesia	Indonesia	X					100.00	Full	Full
Lafarge Plasterboard (Ireland) Limited	Ireland				X		100.00	Full	Full
Lafarge Adriasebina S.R.L.	Italy	X	X				99.62	Full	Full
Lafarge Gessi S.P.A.	Italy				X		99.70	Full	Full
Lafarge Roofing S.P.A.	Italy			X			99.62	Full	Full
Jordan Cement Factories Company PSC	Jordan	X					48.15	Full(2)	Full
Bamburi Cement Ltd	Kenya	X					58.64	Full	Full
Lafarge Gypsum Korea Co. Ltd.	Korea				X		50.00	Proportionate	Equity
Lafarge Halla Cement Corporation	Korea	X					71.47	Full	Full
Associated Pan Malaysia Cement Sdn Bhd	Malaysia	X					61.61	Full	Full
Kedah Cement Holdings Berhad	Malaysia	X					61.61	Full	Full
Lafarge Braas Tiles (Johor) Sdn Bhd	Malaysia			X			100.00	Full	Full
Lafarge Malayan Cement Berhad	Malaysia	X					61.61	Full	Full
Lafarge Cementos S.A. de C.V.	Mexico	X					90.09	Full	Full
Lafarge Ciments	Morocco	X					34.93	Proportionate	Equity
Lafarge Dakprodukten B.V.	Netherlands			X			100.00	Full	Full
Lafarge Gips BV	Netherlands				X		100.00	Full	Full
Ashakacem PLC	Nigeria	X					50.11	Full	Full
Atlas Cement Company Ltd	Nigeria	X					100.00	Full	Full
West African Portland Cement Company PLC	Nigeria	X					59.95	Full	Full
Lafarge Roofing AS	Norway			X			100.00	Full	Full
Lafarge Philippines	Philippines	X					100.00	Full	Full
Dolina Nidy	Poland				X		99.34	Full	Full
Lafarge Cement S.A.	Poland	X	X				100.00	Full	Full
Lafarge Dachy SP. Z O.O.	Poland			X			100.00	Full	Full
Lafarge Gips SP. Z O.O.	Poland				X		99.61	Full	Full
Lafarge Kruszywa SP. Z.O.O.	Poland		X				100.00	Full	Full
Betecna S.P.G.S., S.A.	Portugal		X				99.62	Full	Full
Lafarge Ciment (Romania)	Romania	X	X				77.81	Full	Full
JSC Voskresenskcement	Russia	X					86.72	Full	Full
OAO Uralcement	Russia	X					86.50	Full	Full
Lafarge Beocinska Fabrika Cementa	Serbia-Montenegro	X					42.04	Full(3)	Full
LMCB Holding Pte Ltd	Singapore	X					61.61	Full	Full
SPMS	Singapore		X				61.61	Full	Full
Lafarge Cement D.D.	Slovenia	X					55.92	Full	Full
Ash Ressources (Pty) Ltd	South Africa	X					50.00	Full	Full
Lafarge Aggregates South Africa (Pty) Ltd	South Africa		X				100.00	Full	Full
Lafarge Roofing (Pty) Ltd	South Africa			X			100.00	Full	Full
Lafarge South Africa (Pty) Ltd	South Africa	X	X				100.00	Full	Full

LAFARGE 20-F - Annual Report 2005 – F- 76

Consolidation method
Companies	Countries	Cement	Aggregates & Concrete	Roofing	Gypsum	Others	Ownership %	IFRS	U.S. GAAP
Western Hills (Pty) Ltd	South Africa	X	100.00	Full	Full
Lafarge Asland S.A.	Spain	X	X	99.62	Full	Full
Ready Mix Asland S.A.	Spain	X	99.62	Full	Full
Lafarge Mahawelli Cement (Private) Limited	Sri Lanka	X	85.00	Full	Full
Lafarge Roofing AB	Sweden	X	100.00	Full	Full
Cementia Trading AG	Switzerland	X	100.00	Full	Full
Marine Cement AG/LTD	Switzerland	X	100.00	Full	Full
Mbeya Cement Company Limited	Tanzania	X	62.76	Full	Full
Lafarge Aslan Cimento A.S.	Turkey	X	X	96.72	Full	Full
Ybitas Lafarge Orta Anadolou Cimento Sanayi ve Ticaret A.S.	Turkey	X	49.92	Proportionate	Equity
Hima Cement Ltd.	Uganda	X	71.07	Full	Full
OJSC Mykolaivcement	Ukraine	X	99.26	Full	Full
Blue Circle Ebbsfleet Limited	United Kingdom	ReaX Estate	99.91	Full	Full
Blue Circle Industries Plc	United Kingdom	X	99.91	Full	Full
Lafarge Aggregates Ltd	United Kingdom	X	100.00	Full	Full
Lafarge Plasterboard Ltd	United Kingdom	X	100.00	Full	Full
Redland Roofing Systems Limited	United Kingdom	X	100.00	Full	Full
Blue Circle North America Inc.	USA	X	X	99.91	Full	Full
Lafarge North America Inc	USA	X	X	X	53.18	Full	Full
Monier Lifetile LLC	USA	X	50.00	Proportionate	Equity
CA Fabrica Nacional de Cementos SACA	Venezuela	X	X	62.00	Full	Full
Chilanga Cement Plc.	Zambia	X	84.00	Full	Full

(1)  From November 9, 2005 forward. Prior to this date, these subsidiaries were fully consolidated.

(2) Although the Group does not own more than half of equity shares of Jordan Cement Factories it has the power to appoint and remove the majority of the board of directors, which controls the entity. Consequently it is controlled by the Group and is consolidated in these financial statements.

(3) Although the Group does not own more than half of the equity shares, Beosinska is a majority-owned subsidiary of Lafarge BFC Investment GmbH, which is in turn a majority-owned subsidiary of the Group. As a result, Beosinska is included within the Group’s scope of consolidation.

LAFARGE 20-F - Annual Report 2005 – F- 77

Note 39 – Transition to IFRS : Impact of the transition on financial statements at January 1, 2004 and December 31, 2004

The European Regulation No 1606/2002 issued July 19, 2002, requires all European companies listed on a regulated market to use International Accounting Standards endorsed at the European level (IAS or IFRS standards) to prepare their consolidated financial statements, effective 2005. Accordingly, the 2005 consolidated financial statements of the Group have been prepared in accordance with this set of standards, which requires 2004 comparative data to be presented on the same basis.

In order to provide this comparative data, the Group established an opening balance sheet as of January 1, 2004, the starting date for application of the IFRS standards as published as of December 31, 2005. The effects of the transition are recorded in the opening IFRS equity.

Basis for preparation of Group’s first IFRS financial statements

For the purpose of the transition to IFRS the Group elected an early application for part of the standards issued as at end of March 2004 as detailed:

•

Revised IAS 32 & IAS 39, “Financial Instruments”: for the purpose of the transition the Group applies these revised standards starting January 1, 2004;

•

IFRS 2, “Share Based Payments”: the Group applies this standard starting January 1, 2004 to instruments granted after November 7, 2002 and not vested as at January 1, 2004;

•

IFRS 3, “Business Combinations”, revised IAS 36, “Impairment of assets” and revised IAS 38, “Intangible assets”: the Group applies these standards starting January 1, 2004.

Exemptions from other IFRSs

IFRS 1, “First-time adoption of International Financial and Reporting Standards”, allows First Time adopters to elect to use exemptions from other IFRSs (mainly to avoid retrospective application of some standards).

The Group examined the treatments available and elected to use the following exemptions:

(a) Business Combinations

Business Combinations prior to January 1, 2004 are not restated retrospectively for compliance with IFRS 3. For information, the Group has applied the purchase method to all its business combinations since January 1, 1989.

(b) Employee Benefits

For all gains and losses arising from a change in actuarial assumptions for pension commitments measurement subsequent to January 1, 2004, the Group will maintain the “corridor” accounting method. Furthermore, the Group used the exemption permitted by IFRS 1 to include all actuarial differences not recognized as of December 31, 2003 in equity as of January 1, 2004. Quantitative impacts of this election are presented in the reconciliation Note below (see Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards - 1).

(c) Cumulative translation differences

The Group elected to “reset to zero” previous cumulative translation differences arising from translation into euros of foreign subsidiaries’ financial statements denominated in foreign currency. Quantitative impacts of this election are presented in the reconciliation Note below (see Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards - 5(a)).

The Group did not elect to use other exemptions available. Among other, the Group has elected to not adopt the option which consists in measuring at their fair value some tangible or intangible assets in the opening balance sheet.

Impact of the transition on the consolidated Financial Statements

The following is a summary reconciliation of Shareholder’s equity and Net income as reported under French GAAP to Shareholders’ equity and Net income as adjusted for the effects of the application of International Accounting Standards starting January 1, 2004.

LAFARGE 20-F - Annual Report 2005 – F- 78

	Note	January 1, 2004	Net income GROUP SHARE 2004	Other 2004	Transl adjustment 2004	December 31, 2004
SHAREHOLDER’S EQUITY AS REPORTED		8,185	868	(166)	(410)	8,477
Pension and other employee benefits	1	(1,234)	83	(5)	16	(1,140)
Investments available for sale	2(c)	(44)		9		(35)
Compound instruments	2(a)	58	(27)			31
Derivative instruments	2(b)	(79)	4	61	(1)	(15)
Treasury shares	2(f)	(64)		2		(62)
Effective interest method on debts	2(f)	2	4			6
Goodwill depreciation & impairment	3(a)	-	117	(2)	(4)	111
Business combinations	3	-		1		1
Share based payments	4	-	(15)	15		-
Disposal of investments	5(a)	-	50	2	(52)	-
Goodwill rel. to the acqu. of foreign subs.	5(b)	(289)			289	-
Deferred tax hyperinflation Turkey	6(b)	(9)	1		1	(7)
Deferred charges	7(a)	(12)	3			(9)
Investment subsidies	7(b)	(26)	2			(24)
Prov. for unrealized foreign exch. losses	7(e)	(28)	1		2	(25)
Severe currency devaluations capitalized	7(f)	(7)			(1)	(8)
TOTAL IFRS ADJUSTMENTS BEFORE INCOME TAX AND MINORITY INTERESTS		(1,732)	223	83	250	(1,176)
Tax effect of the above IFRS adjustments		439	(21)	(22)	(10)	386
Minority Interests		132	(24)	(1)	(12)	95
SHAREHOLDERS’S EQUITY - PARENT COMPANY ACCORDING TO IFRS		7,024	1,046	(106)	(182)	7,782

A summary reconciliation of the Group’s Consolidated financial statements as reported under French GAAP to its Consolidated financial statements under IFRSs are presented for:

(i) Consolidated Balance sheet as of January 1, 2004, the date of transition to IFRS;

(ii) Consolidated Balance sheet as of December 31, 2004; and

(iii) Consolidated Income Statement for the year ended December 31, 2004.

Narrative disclosures are presented after this reconciliation (Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards).

LAFARGE 20-F - Annual Report 2005 – F- 79

(i) Summary reconciliation of Balance Sheets

As of January 1, 2004 (In million euros)	French GAAP under IFRS format	IAS 19 Employee benefits	IAS 32 39 Financial Instruments	IFRS 3 Business Combinations, IAS 36 & 38	IAS 21 Effects of Changes in For. Ex. Rates	IAS 12 Income Taxes	Others	Total impact of transition to IFRS	Restated under IFRS
Narrative disclosure reference		(1)	(2)	(3)	(5)	(6)	(7)
NON-CURRENT ASSETS	19,048	(561)	(134)	-	(289)	251	(160)	(893)	18,155
Goodwill	4,149		13	2,421	(271)		(233)	1,930	6,079
Intangible assets	2,823			(2,421)			(102)	(2,523)	300
Property, plant and equipment	10,402						(96)	(96)	10,306
Investment in associates	383				(18)		234	216	599
Other financial assets (a)	730		(147)				1	(146)	584
Pension asset (*) (a)	561	(561)						(561)	-
Deferred income tax asset, net	-					251		251	251
Restricted cash (*) (f)	-						36	36	36
CURRENT ASSETS	5,787	-	183	-	-	-	(64)	119	5,906
Inventories	1,422							-	1 422
Trade receivables	1,754		351					351	2,105
Other receivables	977		(243)				(28)	(271)	706
Derivative instruments	-		146					146	146
Cash and cash equivalents	1,634		(71)				(36)	(107)	1,527
TOTAL ASSETS	24,835	(561)	49	-	(289)	251	(224)	(774)	24,061
CAPITAL AND RESERVES
Common stock	669							-	669
Additional paid-in-capital	5,798							-	5,798
Treasury shares (b)	(33)		(71)					(71)	(104)
Retained earnings (b)	4,086	(1,036)	(41)		(2,614)	352	(72)	(3,411)	675
Other reserves	-		(20)			6		(14)	(14)
Foreign currency translation	(2,335)				2,335			2,335	-
SHAREHOLDERS’ EQUITY - PARENT COMPANY	8,185	(1,036)	(132)	-	(279)	358	(72)	(1,161)	7,024
Minority interests	2,191	(198)	(204)		(10)	72	(1)	(341)	1,850
Other equity	118						(118)	(118)	-
TOTAL EQUITY	10,494	(1,234)	(336)	-	(289)	430	(191)	(1,620)	8,874
NON-CURRENT LIABILITIES	9,859	673	18	-	-	(179)	(33)	479	10,338
Deferred income tax liability	870					(179)	1	(178)	692
Pension & oth empl benefits provisions (c)	622	673					1	674	1,296
Other provisions (c)	997		(86)				(1)	(87)	910
Long-term debt	7,370		8				(34)	(26)	7,344
Derivative instruments	-		96					96	96
PUT OPTIONS ON SHARES OF SUBSIDIARIES	-		222					222	222
CURRENT LIABILITIES	4,482	-	145	-	-	-	-	145	4,627
Pension & oth empl benefits provisions, current portion (c)	117							-	117
Other provisions, current portion (c)	121							-	121
Trade payables	1,234							-	1,234
Other payables (d)	1,560		(120)					(120)	1,440
Income tax payable (d)	125							-	125
ST debt & current portion of LT debt (e)	1,325		248					248	1,573
Derivative instruments	-		17					17	17
TOTAL EQUITY AND LIABILITIES	24,835	(561)	49	-	(289)	251	(224)	(774)	24,061

(*) these items are included in “Other financial assets” in the final IFRS balance sheet format. They would be presented separately if material.

Reclassifications between French GAAP published Balance sheet and French GAAP balances presented under the IFRS format may be summarized as follows :

(a) Lines «Other Investments» (481 million euros) and «Other LT assets» (810 million euros) have been merged in line «Other financial assets» except for the pension prepaid asset (561 million euros) that is presented under IFRS on a separate line

(b) Treasury shares that are deducted from equity under French GAAP were presented within «Retained earnings» in the French GAAP Balance Sheet. They are isolated in the IFRS format on the line «Treasury shares»

(c) «Provisions» (1,857 million euros) have been split between «Pension & other employee  benefits provision» (739  million euros) and «Other provisions» (1,118 million euros) and the part that will be reversed within twelve months is presented  in the Current liabilities section (117  million euros for Pension & Other Employment Benefit provision and 121 million euros for Other Provisions)

(d) «Income Tax Payable» (125 million euros) is shown separately from «Other Payables» in the IFRS format

(e) French GAAP «Current portion of LT debt» (985  million euros) and «Short-term bank borrowings» (340 million euros) have been merged into IFRS line «ST debt & current portion of LT debt»

LAFARGE 20-F - Annual Report 2005 – F- 80

(ii) Summary reconciliation of Balance Sheets

As of december 31, 2004 (in million euros)	French GAAP under IFRS format	IAS 19 Employee benefits	IAS 32 39 Financial Instruments	IFRS 3 Business Combinations, IAS 36 & 38	IFRS 2 share based payments	IAS 21 Effects of Changes in For. Ex.Rates	IAS 12 Income Taxes	Others	Total impact of transition to IFRS	Restated under IFRS
Narrative disclosure reference		(1)	(2)	(3)	(4)	(5)	(6)	(7)
NON-CURRENT ASSETS	18,653	(573)	(28)	112	-	-	280	(203)	(412)	18,241
Goodwill	3,718		34	2,377				(131)	2,280	5,998
Intangible assets	2,760			(2,270)				(182)	(2,452)	308
Property, plant and equipment	10,641							(54)	(54)	10,587
Investment in associates	236			5				131	136	372
Other financial assets (a)	722		(62)					(1)	(63)	659
Pension asset * (a)	576	(573)							(573)	3
Deferred income tax asset, net	-						280		280	280
Restricted cash *	-							34	34	34
CURRENT ASSETS	6,119	-	198	-	-	-	-	(58)	140	6,259
Inventories	1,509								-	1,509
Trade receivables	2,054		210						210	2,264
Other receivables	903		(152)					(24)	(176)	727
Derivative instruments	-		209						209	209
Cash and cash equivalents	1,653		(69)					(34)	(103)	1,550
TOTAL ASSETS	24,772	(573)	170	112	-	-	280	(261)	(272)	24,500
CAPITAL AND RESERVES
Common stock	684								-	684
Additional paid-in-capital	6,000				13				13	6,013
Treasury shares (b)	(33)		(69)						(69)	(102)
Retained earnings (b)	4,571	(979)	(67)	105	(13)	(2,559)	346	(67)	(3,234)	1,337
Other reserves	-		51				(19)		32	32
Foreign currency translation	(2,745)	16	(1)	(3)		2,559	(9)	1	2,563	(182)
SHAREHOLDERS’ EQUITY - PARENT COMPANY	8,477	(963)	(86)	102	-	-	318	(66)	(695)	7,782
Minority interests	2,479	(177)	(254)	10			61		(360)	2,119
Other equity	116							(116)	(116)	-
EQUITY	11,072	(1,140)	(340)	112	-	-	379	(182)	(1,171)	9,901
NON-CURRENT LIABILITIES	9,370	567	15	-	-	-	(99)	(79)	404	9,774
Deferred income tax liability	731						(99)		(99)	632
Pension & oth empl benefits provisions (c)	667	567							567	1,234
Other provisions (c)	1,024		(104)						(104)	920
Long-term debt	6,948		90					(79)	11	6,959
Derivative instruments	-		29						29	29
PUT OPTIONS ON SHARES OF SUBSIDIARIES	-	-	299	-	-	-	-	-	299	299
CURRENT LIABILITIES	4,330	-	196	-	-	-	-	-	196	4,526
Pension & oth empl benefits provisions, current portion (c)	121								-	121
Other provisions, current portion (c)	118								-	118
Trade payables	1,424								-	1,424
Other payables (d)	1,417		(30)						(30)	1,387
Income tax payable	46								-	46
ST debt & current portion of LT debt (e)	1,204		183						183	1,387
Derivative Instruments	-		43						43	43
TOTAL EQUITY AND LIABILITIES	24,772	(573)	170	112	-	-	280	(261)	(272)	24,500

* These items are included in “Other financial assets” in the final IFRS balance sheet format. They would be presented separately if material.

Reclassifications between French GAAP published Balance sheet and French GAAP balances presented under the IFRS format may be summarized as follows:

(a) Lines “Other Investments” (560 million euros) and “Other LT assets” (738 million euros) have been merged in line “Other financial assets” except for the pension prepaid asset (576 million euros) that is presented in this reconciliation Note on a separate line.

(b) Treasury shares that were deducted from equity under French GAAP were presented within “Retained earnings” in the French GAAP Balance Sheet. They are isolated in the IFRS format on the line “Treasury shares”.

(c) “Provisions” (1,930 million euros) have been split between “Pension & other employee benefits provision” (788 million euros) and “Other provisions” (1,142 million euros) and the part that will be reversed within twelve months is presented in the Current liabilities section (121 million euros for Pension & Other Employment Benefit provision and 118 million euros for Other Provisions).

(d) “Income Tax Payable” (46 million euros) is shown separately from “Other Payables” in the IFRS format.

(e) French GAAP “Current portion of LT debt” (991 million euros) and “Short-term bank borrowings” (213 million euros) have been merged into IFRS line “ST debt & current portion of LT debt”.

LAFARGE 20-F - Annual Report 2005 – F- 81

(iii) Summary reconciliation of Consolidated Income Statements

For the year ended December 31, 2004 (in million euros)	French GAAP under IFRS format	IAS 19 Employee benefits	IAS 32/39 Financial Instruments	IFRS 3 Business Combinations, IAS 36 & 38	IFRS 2 Share Based Payments	IAS 21 Effects of Changes in For. Ex. Rates	IAS 12 Income Taxes	Others	Total impact of transition to IFRS	Restated under IFRS
Narrative disclosure reference		(1)	(2)	(3)	(4)	(5)	(6)	(7)
REVENUE	14,436								-	14,436
Cost of sales (a)	(10,432)	16	12		(3)			5	30	(10,402)
Selling & administrative expenses (a)	(1,880)	59			(12)				47	(1,833)
CURRENT OPERATING INCOME (C)	2,124	75	12	-	(15)	-	-	5	77	2,201
Gains on disposal, net	41					52		(2)	50	91
Other operating income (expenses) (b)	(343)	8		117					125	(218)
OPERATING INCOME	1,822	83	12	117	(15)	52	-	3	252	2,074
Finance (costs) / income	(517)		(31)					1	(30)	(547)
Income from associates	74								-	74
INCOME BEFORE INCOME TAX	1,379	83	(19)	117	(15)	52	-	4	222	1,601
Income tax	(247)						(21)	1	(20)	(267)
NET INCOME	1,132	83	(19)	117	(15)	52	(21)	5	202	1,334
Minority interests	(264)	(20)	(5)	(10)	2		8	1	(24)	(288)
NET INCOME – GROUP SHARE	868	63	(24)	107	(13)	52	(13)	6	178	1,046

* These items are included in “Other financial assets” in the final balance sheet format. They would be presented separately if material.

Reclassifications between French GAAP published Statement of income and French GAAP balances presented under the IFRS format may be summarized as follows:

(a) The line “Depreciation” presented on the face of the French GAAP Income statement has been allocated to “Cost of Sales” (799 million euros) and “Selling & administrative expenses” in the IFRS format (105 million euros) based on the nature of the underlying assets

(b) “Goodwill depreciation” is reclassified within the “Operating Income” on the line “Other operating income (expenses)” in the IFRS format. Most of this depreciation is then reversed as part of IFRS adjustments

(c) Previously denominated as “Operating income on Ordinary Activities” under French GAAP

Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards

All figures presented in the narrative disclosures hereafter are before tax and minority interests, unless specified.

1. IAS 19 - Employee benefits

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

Group valuation and accounting principles in respect of pension and other commitments have been almost fully aligned with existing US GAAP in this area (SFAS 87-88, SFAS 106 and SFAS 112) since the Group flotation on the NYSE. IAS 19 is the corresponding standard applicable to employee benefits under IAS/IFRS. A limited number of discrepancies between these two sets of standards have been identified. They concern:

•

the valuation of dedicated plans assets (US GAAP authorize the smoothing of the fair value of plans assets over time, whereby IAS 19 requires the use of year end fair value for assets);

•

measurement dates for liabilities and dedicated assets (under US GAAP, valuation dates can be set before year end, whereby IAS 19 requires the use of year end measurement dates);

•

transitional provisions which are specific to each set of standards;

LAFARGE 20-F - Annual Report 2005 – F- 82

•

the recognition of past / prior service costs (under US GAAP, the effects of plan amendments can be recognized over the average remaining active life of plans participants, whereby IAS 19 requires the immediate recognition, in the profit and loss account, of any effect of plan amendments on benefits already vested);

•

the limitations applicable, under IAS 19 (asset ceiling), to prepaid pension cost amount to be recognized on the employer’s balance sheet in respect of the overfunding of a plan’s liabilities by its dedicated assets, which have no direct equivalent under US GAAP;

•

the allocation method for defined benefit costs over the periods of services rendered by beneficiaries (under certain circumstances, US GAAP allow for an allocation of costs over the entire expected active career of beneficiaries, whereby IAS 19 requires the recognition of these costs over the periods of service over which benefits become vested, occasionally shorter than the entire expected active career);

•

the valuation of death and disability benefits covering active employees (IAS 19 does not require to provide for this type of benefits as long as they do not relate to services rendered by beneficiaries: costs are then expensed as incurred);

•

the valuation of constructive obligations which is explicitly required by IAS 19, whereby US GAAP valuation requirements are limited to the obligations in respect of formal benefit plans.

Based on this list of potential discrepancies, Lafarge has carried out, with the support of its actuaries, a specific review of the necessary restatements of the existing US GAAP information in respect of the most significant benefit plans of the Group (95% of Group obligations have been covered).

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

LAFARGE 20-F - Annual Report 2005 – F- 83

2. IAS 32 / 39 - Financial instruments

The impact of the application of IAS 32 / 39 on the Group’s Balance sheets can be summarized as follows:

	As at January 1, 2004							As at December 31, 2004
(in million euros)	Total impact	OCEANE	Deriv. Instr.	Avail. for sale invest.	Securitization	Put options	Others	Total impact	OCEANE	Deriv. Instr.	Avail. for sale invest.	Securitization	Put options	Others
NON-CURRENT ASSETS	(134)	-	-	(44)	(103)	13	-	(28)	-	-	(35)	(27)	34	-
Goodwill	13					13		34					34
Other financial assets	(147)			(44)	(103)			(62)			(35)	(27)
CURRENT ASSETS	183	-	(97)	-	352	-	(72)	198	-	57	-	210	-	(69)
Trade receivables	351				352		(1)	210				210
Other receivables	(243)		(243)					(152)		(152)
Derivative Instruments	146		146					209		209
Cash and cash equivalents	(71)						(71)	(69)						(69)
TOTAL ASSETS	49	-	(97)	(44)	249	13	(72)	170	-	57	(35)	183	34	(69)
Treasury shares	(71)						(71)	(69)						(69)
Retained earnings	(41)	(55)	5				9	(67)	(82)	2				13
Other reserves	(20)	113	(89)	(44)			-	51	113	(27)	(35)
Foreign currency transl.								(1)		(1)
SHAREHOLDERS’ EQUITY	(132)	58	(84)	(44)	-		(62)	(86)	31	(26)	(35)	-	-	(56)
Minority interests	(204)		5			(209)		(254)		11			(265)
TOTAL EQUITY	(336)	58	(79)	(44)	-	(209)	(62)	(340)	31	(15)	(35)	-	(265)	(56)
NON-CURRENT LIABILITIES	18	(58)	86				(10)	15	(31)	59		-		(13)
Other provisions	(86)	(69)	(10)				(7)	(104)	(97)					(7)
Long-term debt	8	11					(3)	90	66	30				(6)
Derivative Instruments	96		96					29		29
PUT OPT. ON SHARES OF SUBS.	222					222		299					299
CURRENT LIABILITIES	145	-	(104)		249		-	196		13		183		-
Other payables	(120)		(121)				1	(30)		(30)
ST debt & cur. port of LT debt	248				249		(1)	183				183
Derivative instruments	17		17					43		43
TOTAL EQUITY & LIAB	49	-	(97)	(44)	249	13	(72)	170	-	57	(35)	183	34	(69)

LAFARGE 20-F - Annual Report 2005 – F- 84

(a) Compound Instruments: OCEANE

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

This category includes financial instruments that creates a debt for the issuer and grants an option to its holder to convert it into an equity instrument of the issuer.

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

As at June 29, 2001 the Group issued 10,236,221 bonds convertible into common shares for a total nominal amount of 1,300,000,067 euros, bearing interest at an annual rate of 1,5% (OCEANEs). The maturity of this convertible bond is January 1, 2006.

As part of the transition, the Group calculated retrospectively the liability and equity component of this instrument at inception and determined the liability value that shall be recognized as at January 1, 2004. The equity component that would have been recognized at inception directly in equity amounts to 113 million euros. Under the effective interest rate method, the cumulative interest expense that would have been recognized on the liability component as at January 1, 2004 amounts to 181 million euros. Under French GAAP, the Group recorded a cumulative interest expense (including linear amortization for redemption premium and transaction costs) of 126 million euros. The cumulative difference is a decrease in retained earnings of 55 million euros. For the year ended 2004, the Group recorded in its IFRS earnings an additional financial expense amounting to 27 million euros.

The combined effect of the recognition of the equity component and the cumulative difference on financial expenses is respectively an increase of 58 million euros in equity as at January 1, 2004, a decrease of 27 million euros in 2004 earnings and an increase of 31 million euros in equity as at December 31, 2004.

(b) Derivative Instruments and hedge relationships

Under French GAAP, the fair value of derivative instruments was recorded in the Group’s accounting records when the assets and liabilities of an acquiree were fair valued as the result of a business combination. In all other situations, French GAAP did not require the recognition of the fair value of derivative instruments.

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

(c) Investments in marketable securities

In accordance with French GAAP the Group’s policy was to value marketable securities and other equity securities at the lower of historical cost or net realizable value with any resulting unrealized losses recorded in the statement of income. French GAAP did not permit upward adjustments in the value of these securities to reflect their fair market value.

LAFARGE 20-F - Annual Report 2005 – F- 85

Under revised IAS 39, that the Group applies for the purpose of the transition starting January 1, 2004, investments in marketable securities shall be classified in three categories: trading (securities that are bought and held principally for the purpose of selling them in the near term), held to maturity (securities with fixed or determinable payments and fixed maturity that the Group has a positive intent and ability to hold to maturity), and securities available for sale (all other securities). Most of the marketable debt and equity securities of the Group are classified as available for sale with unrealized gains and losses excluded from earnings and reported as a component of Shareholders’ equity (accumulated changes in fair value of financial instruments).

In 2000, the Group acquired 9.99% of the common shares of the Portuguese cement producer Cimpor for 319 million euros, which represented an average 4.75 per share. In December 2003, the Group purchased an additional 2.65% of the common shares of Cimpor common stock at 4.06 euros per share. The market value of all shares was 348 million euros at December 31, 2003 and 353 million euros at December 31, 2004.

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

(d) Securitization agreements

The Group was involved in two major receivables securitization programs (in France and in the United States) as at January 1, 2004 to provide a cost-effective source of working capital and short-term financing. Under the programs, the subsidiaries agree to sell on a revolving basis, certain of their accounts receivable. Under the terms of the arrangements, the subsidiaries involved in these programs do not maintain control over the assets sold and there is no entitlement nor obligation to repurchase the sold receivables. In these agreements, the purchaser of receivables holds a subordinated retained interest in the receivables not sold to third parties as usually granted in similar commercial transactions. Consequently, the receivables securitization transactions were accounted for under French GAAP as sales (with the subordinated interest being classified as long-term financial asset) and as a result, the related receivables and debt were excluded from the Balance Sheet.

Under revised IAS 39, that the Group applies for the purpose of its transition starting January 1, 2004, financial assets could be derecognized only if substantially all risks and rewards attached to the assets have been transferred. The subordinated retained interest held by the purchaser in the receivables not sold to third parties represents a breach in the transfer of all risks and rewards. As a consequence, these accounts receivable should not be derecognized in the Balance Sheet and these operations are treated as a secured financing.

This restatement results in a decrease in LT financial assets of respectively 103 million euros and 27 million euros as at January 1, 2004 and December 31, 2004, an increase in Accounts receivable-trade of respectively 352 million euros and 210 million euros as at January 1, 2004 and December 31, 2004, and an increase in short-term debt of respectively 249 million euros and 183 million euros as at January 1, 2004 and December 31, 2004.

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

Under IAS 32, put option granted to minority interests of subsidiaries shall be considered as a debt. Out of the total options granted by the Group, the options granted to minority interests amounted to respectively 222 million euros and 299 million euros as at January 1, 2004 and December 31, 2004, the remaining options being granted on shares of associates or joint-ventures.

LAFARGE 20-F - Annual Report 2005 – F- 86

As a consequence, until the IASB issues specific guidance, the Group recorded a specific debt in the IFRS balance sheet by reclassifying the underlying minority interests and recording a goodwill for any difference between the carrying value of minority interests and the value of the debt. No impact has been recorded in the IFRS Statements of income.

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

(f) Others

(i) Treasury shares

As required by French GAAP, cost of treasury shares that are intended for distribution to the employees was classified in investments in marketable securities (included in “Cash & cash equivalents”), and accounted for as described in the Notes to the Consolidated Financial Statements. Remaining treasury shares were recorded as a reduction of shareholders’ equity at acquisition cost.

For French GAAP purposes, a provision was recorded for unrealized losses on shares which were classified as investments in marketable securities. Changes in the provision, including any subsequent recovery in value, if any, were recorded as financial income or expense.

As at December 31, 2003, the Company held 1,856,266 of its own shares out of which (i) 1,058,296 were classified as investments in marketable securities at a cost of 71 million euros and (ii) 797,970 were classified as a reduction of the Shareholders’ equity for 33 million euros. A charge of 7 million euros was recognized in the Group’s French GAAP consolidated financial statements to account for unrealized losses on the Group’s own shares accounted for as investments in marketable securities.

As of December 31, 2004, the Company held 1,834,396 of its own shares out of which 1,036,426 are classified as investments in marketable securities at a cost of 69 million euros.

Under IFRS, treasury shares are accounted for as a reduction of Shareholders’ equity at acquisition cost and no further recognition is given for changes in fair value. When treasury shares are resold, any difference between the cost and fair value are generally recorded directly to Shareholders’ equity. As at January 1, 2004, the impact on Shareholders’ equity is an increase of 7 million euros related to the cancellation of the provision and a decrease of 71 million euros related to the reclassification of treasury shares classified in investments in marketable securities under French GAAP.

For the year ended December 31, 2004, the impact on Shareholders’ equity is an increase of 7 million euros related to the cancellation of the provision and a decrease of 69 million euros related to the reclassification of treasury shares classified in investments in marketable securities under French GAAP.

(ii) Effective interest rate method

IAS 39, “Financial Instruments: Recognition and Measurement” requires to measure a financial liability after initial recognition at amortized cost using the effective interest method. That computation includes all fees and points paid between parties to the contract.

Under this method, the costs directly attributable to the acquisition of the financial liability are recognized in net income according to the effective interest rate method. Under French GAAP, they were mainly recognized on a linear basis over the life of the debt.

The cumulative impact of measuring financial debt (excluding OCEANE detailed above) at amortized cost using the effective interest rate method is a reduction of respectively 2 million euros and 6 million euros in Long-term debt as at January 1, 2004 and December 31, 2004 and a corresponding increase in equity. The impact of this difference on the 2004 earnings is an increase of 4 million euros.

LAFARGE 20-F - Annual Report 2005 – F- 87

3. IFRS 3, IAS 36 & IAS 38 - Business Combinations, Impairment of assets & Intangible assets

The impact of the application of these standards on the Group’s Balance sheets can be summarized as follows:

	As at January 1, 2004				As at December 31, 2004
(million euros)	Total impact	Goodwill deprec.	BusinessCombin.	Market Shares	Total impact	Goodwill deprec.	Business Combin.	Market Shares
NON-CURRENT ASSETS	-	-	-	-	112	111	1	-
Goodwill	2,421			2,421	2,377	106	1	2,270
Intangible assets	(2,421)			(2,421)	(2,270)			(2,270)
Investments in associates					5	5
TOTAL ASSETS	-	-	-	-	112	111	1	-
CAPITAL AND RESERVES
Retained earnings					105	104	1
Foreign curr. transl.					(3)	(3)
SHAREHOLDERS’ EQUITY	-	-	-	-	102	101	1	-
Minority interests					10	10
TOTAL EQUITY	-	-	-	-	112	111	1	-
TOTAL EQUITY AND LIAB.	-	-	-	-	112	111	1	-

(a) Goodwill amortization

Under French GAAP, acquired goodwill was amortized over the expected period of benefit, which did not exceed forty years. In the context of the transition to IFRS, Lafarge decided to apply revised IAS 36 and IFRS 3 starting January 1, 2004. As required by IFRS 3 and the revised IAS 36, subsequent to January 1, 2004, all previously recorded goodwill is no longer amortized but is tested for impairment at least annually. All goodwill acquired in a purchase combination completed after January 1, 2004 is not to be amortized. The French GAAP amortization of goodwill was reduced by 117 million euros for the year ended December 31, 2004 in IFRS earnings.

(b) Market Shares on acquisition

Under French GAAP, market shares were separately identified on the acquisition of cement subsidiaries. Under revised IAS 38, that the Group applies starting January 1, 2004, market shares are not considered as a separately identifiable intangible asset, but as a component of goodwill. These market shares have been reclassified for their carrying value to goodwill as at January 1, 2004 and December 31, 2004 (respectively 2,421 and 2,270 million euros) and accounted for based upon the provisions of revised IAS 36, as described above.

4. IFRS 2 - Share Based Payments

Under French GAAP, compensation cost was not recorded for stock option and stock purchase plans.

Under IFRS 2 “Share Based Payments”, a company shall record in its financial statements a compensation expense for all share based compensation granted to its employee.

In the Group, stock option plans are maintained in Lafarge SA and in Lafarge North America Inc, a 53,2%-owned subsidiary of the Group.

The options granted after November 2002 and not vested at January 1, 2004 have been valued at the grant date using the Black-Scholes option–pricing model and the compensation expense is recognized ratably over the vesting period.

As a result, for the year ended December 31, 2004, a compensation cost of 15 million euros has been expensed in the IFRS earnings (out of which 2 million euros impact Minority interests). The additional paid-in capital has been increased accordingly.

LAFARGE 20-F - Annual Report 2005 – F- 88

5. IAS 21 - The Effects of Changes in Foreign Exchange Rates

The impact of the application of this standard on the Group’s Balance sheets can be summarized as follows:

	As at January 1, 2004			As at December 31, 2004
(in million euros)	Total impact	Cumulative transl. adjustment	Goodwill on foreign subs	Total impact	Cumulative transl. Adjustment	Goodwill on foreign subs
NON-CURRENT ASSETS	(289)	-	(289)	-	-	-
Goodwill	(271)		(271)
Investments in associates	(18)		(18)
TOTAL ASSETS	(289)	-	(289)	-	-	-
CAPITAL AND RESERVES
Retained earnings	(2 614)	(2 335)	(279)	(2,559)	(2,559)
Foreign currency translation	2 335	2 335		2,559	2,559
SHAREHOLDERS’ EQUITY	(279)	-	(279)	-	-	-
Minority interests	(10)		(10)
TOTAL EQUITY	(289)	-	(289)	-	-	-
TOTAL EQUITY AND LIAB.	(289)	-	(289)	-	-	-

(a) Cumulative translation adjustment

The Group applies the IFRS 1 option allowing companies to “reset to zero” previous cumulative translation differences arising from the translation into euros of foreign subsidiaries. An amount of 2,614 million euros (including 279 million euros for Group share retrospectively calculated on goodwill previously recorded in the currency of the acquirer – see (b) below) has been reclassified in retained earnings as at January 1, 2004. This reclassification has no impact on Shareholder’s equity (except to the extent of the retrospective calculated adjustement on goodwill-see (b) below).

In 2004, the Group sold some foreign operations and transferred in its French GAAP profit & loss the cumulative translation difference related to these operations. The part of this difference existing as at January 1, 2004 (a loss amounting to 52 million euros) is excluded from the IFRS earnings.

(b) Goodwill relating to the acquisition of foreign subsidiaries

The Group recorded goodwill relating to the acquisition of part of its foreign subsidiaries, joint-ventures and associates in the currency of the acquirer. Under IFRS, such goodwill is recorded in the currency of the acquiree. The French GAAP Goodwill on subsidiaries and joint-ventures was reduced by 271 million euros as at January 1, 2004 (out of which 10 million euros impacted the minority interests) and on associatesby 18 million euros. In 2004, the Group transferred all such goodwill in its French GAAP accounts in the currency of the acquiree, creating a reversal of the opening difference.

LAFARGE 20-F - Annual Report 2005 – F- 89

6. IAS 12 - Deferred taxes

	As at January 1, 2004				As at December 31, 2004
(in million euros)	Total impact	Gross up of deferred tax.	Hyperinfl.countries	Tax effect of all IAS adjustments	Total impact	Gross up of deferred tax	Hyperinflcountries	Tax effect of all IAS adjustments
NON-CURRENT ASSETS	251	251	-	-	280	280	-	-
Deferred tax asset, net	251	251		-	280	280
TOTAL ASSETS	251	251	-	-	280	280	-	-
CAPITAL AND RESERVES
Retained earnings	352		(9)	361	346		(8)	354
Other reserves	6			6	(19)			(19)
Foreign currency translation					(9)		1	(10)
SHAREHOLDERS’ EQUITY	358	-	(9)	367	318	-	(7)	325
Minority interests	72			72	61			61
TOTAL EQUITY	430	-	(9)	439	379	-	(7)	386
Deferred tax liability	(179)	251	9	(439)	(99)	280	7	(386)
TOTAL EQUITY AND LIAB.	251	251	-	-	280	280	-	-

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

(c) Tax effect of all IFRS adjustments

The Group recorded deferred taxes on all adjustments to IFRS that create a temporary difference between taxable basis and carrying value of assets and liabilities.

It mainly led to the recognition of a deferred tax asset on the pension adjustment amounting to respectively 403 million euros and 369 million euros as at January 1, 2004 and December 31, 2004.

LAFARGE 20-F - Annual Report 2005 – F- 90

7. Other differences

The impact of other differences may be detailed as follows:

	As at January 1, 2004							As at December 31, 2004
(imillion euros)	Total impact	Deferred charges	Investm. subsidies	RestrictCash	GW on affiliat.	Prov for forex losses	Severe deval. capital	Total impact	Deferred charges	Investm. subsidies	RestrictCash	GW on affiliat	Prov for forex losses	Severe deval capital
NON-CURRENT ASSETS	(160)	(47)	(144)	36	-		(7)	(203)	(88)	(140)	34	-	-	(8)
Goodwill	(233)				(233)			(131)				(131)
Intangible assets	(102)	(102)						(182)	(181)
Property, plant & equip.	(96)	55	(144)				(7)	(54)	93	(140)				(8)
Investments in associates	234				233			131				131
Other financial assets	1							(1)
Restricted cash	36			36				34			34
CURRENT ASSETS	(64)	-	-	(36)	-	(28)	-	(58)		-	(34)	-	(25)	-
Other receivables	(28)					(28)		(24)					(25)
Cash & cash equiv.	(36)			(36)				(34)			(34)
TOTAL ASSETS	(224)	(47)	(144)	-	-	(28)	(7)	(261)	(88)	(140)	-	-	(25)	(8)
CAPITAL AND ESERVES
Retained earnings	(72)	(11)	(26)			(28)		(67)	(9)	(24)			(26)	(8)
Foreign curr. Transl.								1					1
SHAREHOLDERS’ EQUITY	(72)	(11)	(26)	-	-	(28)	(7)	(66)	(9)	(24)	-	-	(25)	(8)
Minority interests	(1)	(1)
Other equity	(118)		(118)					(116)		(116)
TOTAL EQUITY	(191)	(12)	(144)	-	-	(28)	(7)	(182)	(9)	(140)	-	-	(25)	(8)
NON-CURRENT LIABILITIES	(33)	(35)						(79)	(79)
Deferred tax liabilities	1
Pension provisions	1
Other provisions	(1)
Long-term debt	(34)	(35)						(79)	(79)
TOTAL EQU. AND LIAB.	(224)	(47)	(144)	-	-	(28)	(7)	(261)	(88)	(140)	-	-	(25)	(8)

LAFARGE 20-F - Annual Report 2005 – F- 91

(a) Deferred charges

Under French GAAP certain expenses were to be classified in intangible assets as “deferred charges”. Based on their natures these expenses have been reclassified or written off.

55 million euros as at January 1, 2004 and 93 million euros as at December 31, 2004 have been reclassified in Property, plant & equipment because they were costs directly attributable to fixed assets (mainly quarry stripping costs – 52 million euros as at January 1, 2004 and 76 million euros as at December 31, 2004).

35 million euros as at January 1, 2004 and 79 million euros as at December 31, 2004 have been accounted for under IFRS as a reduction of long-term debt as they were redemption premiums (representing the difference between the instruments’ issue price and future redemption amount) resulting from debenture loans (except OCEANE).

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

(b) Investment subsidies

(i) Reclassification of French GAAP investment subsidies

Under French GAAP, the Group classified its investment subsidies as “Other equity”. Under IFRS, the Group presents such subsidies as a reduction of the Property, plant & equipment. This reclassification decreases the value of Property, plant & equipment by 118 million euros as at January 1, 2004 and 116 million euros as at December 31, 2004.

(ii) Depreciation of investment subsidies

Under French GAAP, certain government investment subsidies were recorded in income when received, or were deferred and amortized over the remaining service periods of the employees at the related facilities. Under IFRS, investment subsidies are deferred and amortized over the useful lives of the property, plant & equipment in which the funds were invested.

(c) Restricted cash

IAS 1 requires to classify in Non-current assets cash & cash equivalents that are restricted from being exchanged or used to settle a liability for at least twelve months after the balance sheet date. The Group holds cash in bank balances that are secured from use in its insurance subsidiaries for twelve months or more. These balances, representing a cumulated amount of respectively 36 million euros and 34 million euros as at January 1, 2004 and December 31, 2004, are reclassified to Non-current assets.

(d) Goodwill on associates

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

(e) Provisions for unrealized foreign exchange losses

French GAAP allowed for the limitation of foreign currency exchange losses on debt negotiated in foreign currencies where the interest rate on the foreign debt was less than that available on the local currency. In such situations, the loss was limited to the difference between the actual interest expense recorded and the amount of interest expense that would have been recorded if the debt was originally negotiated in the local currency.

IFRS requires to include the foreign currency translation gain or loss on the foreign denominated debt in income for the period. The decrease in equity amounts to 28 million euros and 25 million euros as at January 1, 2004 and December 31, 2004 respectively. The impact on 2004 earnings is insignificant.

(f) Severe devaluation of foreign currency capitalized in PP&E

Under French GAAP and in accordance with criteria set in SIC 11, the Group recorded in the past in the cost of certain assets foreign exchange losses on liabilities denominated in a foreign currency that resulted from the acquisition of the related assets. Under revised IAS 21, such a capitalization is not permitted anymore.

Consequently, the Group reversed the effect of this treatment for the purpose of the transition. The effect of this reversal was a decrease in Property, plant & equipment of 7 million euros as at January 1, 2004. Opening IFRS equity is decreased accordingly. The impact on 2004 earnings is insignificant.

8. Impacts of IFRS adjustments on cash-flow statement

Most of the IFRS adjustments do not have any impact on the Group’s cash-flows (adjustments to record non-cash changes in fair values of assets and liabilities).

The only one that has a material impact on the cash flows statement presentation relates to the securitization programs. The reconsolidation of the securitized receivables neutralizes the implied changes in working capital requirement and generates a mirror change in short-term debt. The change in cash & cash equivalents is not impacted by this adjustment.

LAFARGE 20-F - Annual Report 2005 – F- 92

[THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY ]

LAFARGE 20-F - Annual Report 2005 – F- 93

Cross-Reference to Form 20-F Items

ITEM		TITLE	LOCATION IN THIS REPORT		PAGE
1		IDENTITY OF DIRECTORS	N/A	-	-
2		OFFER STATISTICS	N/A	-	-
3		KEY INFORMATION
	3A	Selected financial data	1.	Selected financial data	2
	3B	Capitalization and indebtedness	N/A	-	-
	3C	Reasons for the offer	N/A	-	-
	3D	Risk factors	2.	Risk factors	8
4		INFORMATION ON THE COMPANY
	4A	History and development	3.1	Group history and evolution	18
			3.2	Investments	19
	4B	Business overview	3.	Information on Lafarge	16
			3.3	Business description	20
	4C	Organizational structure	3.4	Organizational structure	38
	4C	List of significant subsidiaries	Note 38	List of significant subsidiaries at December 31, 2005	F-74
	4D	Property, plant and equipment	3.3	Business description	20
			3.2	Investments	19
			3.5	Environment	38
5		OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	5A	Operating results	4	Operating and financial review and prospects	42
			4.1	Overview	44
			4.2	Sales and current operating income	49
			4.3	Operating income and net income	63
	5B	Liquidity and capital resources	4.4	Liquidity and capital resources	65
	5C	Research and development	4.7	Research and development	73
	5D	Trend information	4.8	Trend information	74
	5E	Off-balance sheet arrangements	none	-
	5F	Tabular disclosure of contractual obligations	4.5	Contractual and contingent commitments	69
6		DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	6A	Directors and senior management	5.1	Board of Directors	78
			5.2	Executive officers	82
	6B	Compensation	5.3	Compensation	84
			5.5	Management share ownership and options	92
	6C	Board practices	5.4	Board and committees rules and practices	86
	6D	Employees	5.6	Employees	94
	6E	Share ownership	5.5	Management share ownership and options	92
			5.7	Employee share ownership	96
7		MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	7A	Major shareholders	6.	Major shareholders	100
	7B	Related party transactions	Note 31	Related Party Transactions	F-59
	7C	Interests of experts and counsel	N/A
8		FINANCIAL INFORMATION	-	CONSOLIDATED FINANCIAL STATEMENTS
	8A	Consolidated Statements and Other Financial Information
			Note 30	Legal and arbitration proceedings	F-58
			Note 19	Shareholders’ Equity - parent company	F-33
	8B	Significant changes	Note 35	Subsequent events	F-62
9		THE OFFER AND LISTING
	9A	Listing details	7.1	Listing details	104
	9B	Plan of distribution	N/A
	9C	Markets	7.2	Markets	106
	9D	Selling shareholders	N/A
	9E	Dilution	N/A
	9F	Expenses of the issue	N/A
10		ADDITIONAL INFORMATION
	10A	Share capital	8.1	Share Capital	110
	10B	Memorandum and articles of association	8.2	Articles of association (statuts)	110
	10C	Material contracts	8.4	Material contracts	115
	10D	Exchange controls	8.3	Exchange controls	115
	10E	Taxation	8.5	Taxation	116
	10F	Dividends and paying agents	N/A		-
	10G	Statement by experts	N/A		-
	10H	Documents on display	8.6	Documents on display	120
11		QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	4.6	MARKET RISKS	70
12		DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	N/A		-
13		DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES	NONE		-
14		MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS	NONE		-
15		CONTROLS AND PROCEDURES	9.	CONTROLS AND PROCEDURES	122
16		[RESERVED]
	16A	Audit committee financial expert	5.1	Board of Directors / Independent Directors	80
	16B	Code of ethics	5.4	Board and Committees rules and practices / Code of ethics	92
	16C	Principal accountant fees and services	10.2	Auditors’ fees and services	130
	16D	Exemptions from the listings standards for audit committees	N/A		-
	16E	Purchases of equity securities by the issuer and affiliated purchaser	none		-
17		FINANCIAL STATEMENTS	N/A		-
18		FINANCIAL STATEMENTS	-	CONSOLIDATED FINANCIAL STATEMENTS	134
19		EXHIBITS	-	EXHIBITS	132

This Annual Report on Form 20-F is printed on acid-free, ECF, biodegradable modern coated matt paper containing no wood residue. Paper certified ISO 14001.

This printer is certified “Imprim’vert”

© Lafarge – March 2006

Production: Group Finance Department / Design: Group Communications Department - Skipper Communication

LAFARGE

Registered office
61, rue des Belles Feuilles - BP 40
75782 Paris Cedex 16 - France
Phone: + 33 1 44 34 11 11
Fax: + 33 1 44 34 12 00

www.lafarge.com