Form 20-F
period 2006-12-31
LAFARGE
filed 2007-03-23
CIK 913785

As filed with the Securities and Exchange Commission on March 23, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

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

176, 625, 142 Ordinary Shares at December 31, 2006

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

2006

Lafarge

Annual Report

On Form 20-F

PRESENTATION OF INFORMATION

In this Annual Report, the following terms have the meanings indicated below:

“Group” or “Lafarge”: Lafarge S.A. and its consolidated subsidiaries.

“Company” or “Lafarge S.A.”: our parent company Lafarge S.A., a société anonyme organized under French law.

“Division”: one of our three divisions: Cement, Aggregates & Concrete, and Gypsum, as well as the Roofing Division which was divested in February 2007. Each Division, as well as our “Other activities” and our holdings, constitutes a business segment for purposes of reporting our results of operations.

“Continuing operations”: the three Divisions: Cement, Aggregates & Concrete, and Gypsum, as well as “Other activities” and holdings.

“Discontinued operations”: Results of the Roofing Division which we sold in February 2007, pursuent to an agreement we entered into before year end, are reported as discontinued operations.

“Business Unit”: a management organization for one of our four Divisions in one geographic area, generally one country.

“ERP”: enterprise resource planning.

“France”: the Republic of France.

“EU”: the European Union.

“United States”, the “U.S.” or the “USA”: the United States of America.

“Growing markets”: all countries outside Western Europe and North America, except Japan, Australia and New Zealand.

“Euro” or “€”: the currency of the European Union member states participating in the European Monetary Union.

“U.S. dollars” or “$”: the currency of the United States, unless otherwise indicated.

“IFRS”: International Financial Reporting Standards.

“Tonne”: 1,000 kilograms, or 2,204 pounds, or 1,102 short tons.

Due to rounding of amounts and percentages for presentation in this Annual Report, some data may not total.

We publish our consolidated financial statements in euros. Solely for the convenience of the reader, this Annual Report contains translations into U.S. dollars of certain amounts in euros at the December 29, 2006 Noon Buying Rate of 1 euro = $1.3197.

HYPERGREEN, a concept of a mixed-use, environmentally responsible tower building, designed for the world’s mega-cities by research-oriented, French Architect, Jacques Ferrier, in partnership with Lafarge.

GROUP PROFILE		PAGE 02
1	SELECTED FINANCIAL DATA	PAGE 03
2	RISK FACTORS	PAGE 09
3	INFORMATION ON LAFARGE	PAGE 19
4	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	PAGE 37
5	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	PAGE 81
6	MAJOR SHAREHOLDERS	PAGE 103
7	THE LISTING	PAGE 105
8	ADDITIONAL INFORMATION	PAGE 109
9	CONTROLS AND PROCEDURES	PAGE 117
10	AUDITING MATTERS	PAGE 123
EXHIBITS		PAGE 126
SIGNATURE		PAGE 127
CONSOLIDATED FINANCIAL STATEMENTS		PAGE F-1
CROSS-REFERENCE TO FORM 20-F ITEMS		PAGE 136

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements regarding prices and demand for our products, our financial results, our plans for investments, divestitures and geographic expansion, expected cost increases, including with respect to energy, and statements regarding other matters. When used in this report, the words “aim(s)”, “expect(s)”, “intend(s)”, “will”, “may”, “believe(s)”, “anticipate(s)”, “seek(s)” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. Specifically, statements herein regarding the future, including our strategy, plans, product and process developments, facility expansion and improvements, synergies, acquisitions, our ability to manage rising energy costs, partnerships and general business prospects are subject to uncertainty arising from numerous factors outside our control, including market conditions, raw material prices, currency fluctuations, customer demand, the actions of competitors and regulators, technological developments and other factors, as more fully set forth in Chapter 2 (Risk factors). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. We do not undertake, except as required by law, to update any forward-looking statements set forth in this Annual Report to reflect new information or subsequent events or circumstances.

This document, together with the exhibits referred to herein, has been filed with the United States Securities and Exchange Commission on March 23, 2007 as our Annual Report on Form 20-F for the year ended December 31, 2006.

 Back to Contents

GROUP PROFILE

Lafarge in 2006

World’s leader in building materials, Lafarge has top-ranking positions in Cement, Aggregates & Concrete and Gypsum. The Group has approximately 71,000 employees in over 70 countries.

Key figures *

Sales in billion euros	Employees

16.9	70,676

Plants	Present in

1,977	70 countries

In 2006, our net income Group share of 1,372 million euros was up 25%, which was underpinned by a significant 17% sales increase benefiting from strong organic growth driven by the Group’s substantial exposure to growing markets.

These results show the Group’s ability to increase efficiency, control costs and create a real result-oriented culture.

For many years, we have pursued a growth strategy that combines economic, social and environmental concerns. Lafarge is the only company in the construction materials sector to be listed in the 2007 ‘100 Global Most Sustainable Corporations in the World’.

We are client-focused, providing construction industry professionals and consumers alike with complete and innovative solutions to improve their quality of life.

______________
*	Consolidated data of our continuing operations at December 31, 2006 - See Chapter 1 (Selected Financial Data) except for Return on Capital Employed after Tax which includes discontinued operations.

PAGE 2  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

 Back to Contents

Sales

Operating Income Before Capital Gains, Impairment, Restructuring and Other (1)

Return on Capital Employed after Tax (2)

Group Net Debt (3)

Net Income Group share

Earnings per Share

Figures have been adjusted as mentioned in Notes 2 and 3 to our consolidated financial statements, following the contemplated divestment of the Roofing Division.

(1) Current operating income - See section 4.1 (Overview - Definition).

(2) Total Group including discontinued operations - See Section 4.1 (Reconciliation of our non-GAAP financial measures) for more information on Return on Capital Employed after Tax.

(3) See Section 4.1 (Reconciliation of our non-GAAP financial measures) for more information on Group Net Debt.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 3

 Back to Contents

Lafarge Worldwide *

North America

Employees: 16,600

Sales: 5,116 million euros

Latin America

Employees: 4,096

Sales: 796 million euros

Western Europe

Employees: 18,027

Sales: 5,953 million euros

Central and Eastern Europe

Employees: 8,710

Sales: 1,014 million euros

Mediterranean Basin

Employees: 3,378

Sales: 807 million euros

Sub-Saharan Africa

Employees: 6,814

Sales: 1,622 million euros

Asia

Employees: 13,051

Sales: 1,601 million euros

______________
*	Consolidated data of our continuing operations at December 31, 2006 - See Chapter 1 (Selected Financial Data).

PAGE 4  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

 Back to Contents

Cement | World co-leader

Sales in billion euros	Employees

8.8	41,648

Plants	Present in

166	46 countries

Lines of cement, hydraulic binders and lime for construction, renovation and public works.

Aggregates & Concrete | Respectively No. 1 & No. 3 worldwide

Sales in billion euros	Employees

6.4	22,493

Plants	Present in

1,735	29 countries

Lines of aggregates, ready-mix and pre-cast concrete products, asphalt and paving for engineering structures, roads and buildings.

Gypsum | No. 3 worldwide

Sales in billion euros	Employees

1.6	6,535

Plants	Present in

76	25 countries

Plasterboard systems and gypsum-based interior solutions for new construction and renovation.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 5

 Back to Contents

[THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

PAGE 6  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

 Back to Contents
1	Selected Financial Data

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 7

 Back to Contents

You should read the following selected consolidated financial data together with Chapter 4 (Operating and Financial Review and Prospects) and our consolidated financial statements.

In accordance with European Regulation no. 1606/2002 issued July 19, 2002, we have prepared our consolidated financial statements for the years ended December 31, 2006 and 2005, in accordance with the International Financial Reporting Standards (“IFRS”) endorsed by the European Union, which do not differ, for the Group, from IFRS published by the International Accounting Standards Board (“IASB”).

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

As a first-time adopter of IFRS at January 1, 2004, we followed the specific prescriptions described in IFRS 1. The options we selected for the purpose of the transition to IFRS are described in the Notes to the consolidated financial statements.

In order to reflect its imminent divestment at the date of the preparation of the consolidated financial statements and in compliance with IFRS, the Roofing division is presented in our financial statements as discontinued operations. Consequently, the contribution of the Roofing Division to our consolidated statement of income and statement of cash flows is presented on specific lines for the years ended December 31, 2006, 2005 and 2004 (“Net income from discontinued operations” in the statement of income and “net operating cash generated by discontinued operations”, “net cash provided by (used in) investing activities from discontinued operations” and “net cash provided by (used in) financing activities from discontinued operations” in the statement of cash flows). Roofing Division assets and liabilities are shown on separate lines of the Group’s consolidated balance sheet for the year ended December 31, 2006 (“assets held for sale” and “liabilities associated with assets held for sale”).

The first table below sets forth selected consolidated financial data under IFRS at and for the years ended December 31, 2006, 2005 and 2004. The selected financial information is derived from our consolidated financial statements, which have been audited by Deloitte & Associés and Ernst & Young Audit for the year ended December 31, 2006 and by Deloitte & Associés for the years ended December 31, 2005 and December 31, 2004. The audited consolidated financial statements at and for the years ended December 31, 2006, 2005 and 2004 appear at the end of this report.

IFRS differs in some respects from accounting principles generally accepted in the United States of America (“US GAAP”). A description of the main differences between US GAAP and IFRS is set forth in Notes 36 and 37 to our consolidated financial statements.

The second table below sets forth selected financial information under US GAAP at and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002.

The third table below sets forth information concerning dividends.

PAGE 8  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

 Back to Contents

Primary IFRS Accounts

	AT OR FOR THE YEAR ENDED DECEMBER 31,

	2006		2005*	2004*

(MILLION, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)	$**	€	€	€

STATEMENTS OF INCOME
Revenue	22,315	16,909	14,490	12,976
Operating income before capital gains, impairment, restructuring and other	3,658	2,772	2,246	2,039
Operating income	3,534	2,678	2,181	1,961
Net income from continuing operations	2,102	1,593	1,327	1,248
Net income (loss) from discontinued operations	(5)	(4)	97	86

NET INCOME	2,097	1,589	1,424	1,334

Out of which:
Group share	1,811	1,372	1,096	1,046
Minority interests	286	217	328	288
Basic earnings per share	10.37	7.86	6.39	6.26
Diluted earnings per share	10.23	7.75	6.34	6.13
Basic earnings per share from continuing operations	10.40	7.88	5.82	5.74
Diluted earnings per share from continuing operations	10.25	7.77	5.79	5.64

BASIC AVERAGE NUMBER OF SHARES OUTSTANDING (IN THOUSANDS)	174,543	174,543	171,491	167,204

*

Figures have been adjusted as mentioned in Note 3 of the consolidated financial statements following the contemplated divestment of the Roofing Division and are therefore not comparable with those presented in the 2005 Annual Report.

	AT OR FOR THE YEAR ENDED DECEMBER 31,

	2006		2005	2004

(MILLION)	$**	€	€	€

BALANCE SHEETS
ASSETS
Non current assets	26,984	20,447	20,543	18,241
Current assets	12,362	9,367	7,352	6,259
Out of which assets held for sale	3,607	2,733

TOTAL ASSETS	39,346	29,814	27,895	24,500

LIABILITIES
Shareholder’s equity - parent Company	13,729	10,403	9,758	7,782
Minority interests	1,836	1,391	2,571	2,119
Non current liabilities	15,650	11,859	9,707	9,867
Current liabilities	8,131	6,161	5,859	4,732
Out of which liabilities associated with assets held for sale	1,080	818

TOTAL EQUITY AND LIABILITIES	39,346	29,814	27,895	24,500

**	Amounts in U.S. dollars presented in the table have been translated solely for the convenience of the reader using the Noon Buying Rate on December 29, 2006 of €1 = $1.3197.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 9

 Back to Contents

	AT OR FOR THE YEAR ENDED DECEMBER 31,

	2006		2005*	2004*

(MILLION)	$**	€	€	€

STATEMENTS OF CASH FLOWS
Net cash provided by operating activities	3,386	2,566	1,886	1,877
Net cash (used in) investing activities	(6,396)	(4,847)	(1,684)	(972)
Net cash provided by/(used in) financing activities	2,502	1,896	(185)	(854)
Increase/(decrease) in cash and cash equivalents	(508)	(385)	17	51
Out of which net cash generated by discontinued operations
Net operating cash generated by discontinued operations	243	184	135	206
Net cash provided by (used in) investing activities from discontinued operations	(261)	(198)	(131)	(119)
Net cash provided by (used in) financing activities from discontinued operations	20	15	(33)	(154)
*

Figures have been adjusted as mentioned in Note 3 of the consolidated financial statements following the contemplated divestment of the Roofing Division and are therefore not comparable with those presented in the 2005 Annual Report.

US GAAP

	AT OR FOR THE YEAR ENDED DECEMBER 31,

	2006		2005	2004	2003	2002

(MILLION, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)	$**	€	€	€	€	€

STATEMENTS OF INCOME
Revenue	23,046	17,463	15,104	13,371	12,468	13,406
Operating income	3,322	2,517	2,052	1,811	1,854	1,580

NET INCOME	1,714	1,299	1,097	987	831	436

Basic earnings per share	9.82	7.44	6.40	5.90	5.66	3.36
Diluted earnings per share	9.70	7.35	6.17	5.70	5.45	3.34

BASIC AVERAGE NUMBER OF OUTSTANDING SHARES (IN THOUSANDS)	174,543	174,543	171,491	167,204	146,891	129,629

BALANCE SHEETS
Current assets	11,397	8,636	6,554	5,498	5,252	5,096
Out of which assets held for sale	3,572	2,707
Non current assets	26,661	20,203	20,833	18,129	19,046	21,302

TOTAL ASSETS	38,058	28,839	27,387	23,627	24,298	26,398

Current liabilities	6,825	5,172	4,796	3,735	3,968	3,864
Out of which liabilities associated with assets held for sale	1,047	793
Non current liabilities	15,636	11,848	9,543	9,387	10,767	14,204
Minority interests	1,727	1,309	2,525	2,244	2,063	1,936
Shareholder’s equity	13,870	10,510	10,523	8,261	7,500	6,394

TOTAL EQUITY AND LIABILITIES	38,058	28,839	27,387	23,627	24,298	26,398

**	Amounts in U.S. dollars presented in the table have been translated solely for the convenience of the reader using the Noon Buying Rate on December 29, 2006 of €1 = $1.3197.

PAGE 10  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

 Back to Contents

Dividends

	2006				2005	2004	2003	2002

	$*		€		€	€	€	€

Total dividend paid (million)	699	**	530	**	447	408	383	303
Basic dividend per share	3.96	**	3.00	**	2.55	2.40	2.30	2.30
Loyalty dividend per share***	4.36	**	3.30	**	2.80	2.64	2.53	2.53
*	Amounts in U.S. dollars presented in the table above have been translated solely for the convenience of the reader using the Noon Buying Rate on December 29, 2006. €1 = $1.3197.
**	Proposed dividend.
***	See Section 8.2 (Articles of Association (Statuts) - Rights, preferences and restrictions attached to shares) for an explanation of our “Loyalty dividend”.

Beginning January 1, 2002, the historical cost of cement plant assets was reclassified into specific cost categories based upon their distinct characteristics. Each cost category represents cement plant components with specific useful lives. This new definition was based on a detailed technical study we performed. Prior to January 1, 2002, cement plant assets were depreciated over their estimated useful lives, using a broader definition of cost classification. The new system of classifying costs has been applied prospectively as of January 1, 2002. On average, for a new cement plant, this change in estimate resulted in increasing the depreciable useful life from 20 years to 28 years, which more closely reflects actual experience with modern cement plants.

Exchange Rate Information

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City as defined by the Federal Reserve Bank of New York.

As of March 21, 2007, the Noon Buying Rate was €1 = $1.3305.

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

	$ PER €1.00

	YEAR/PERIOD CLOSING RATE	AVERAGE RATE*	HIGH	LOW

YEARLY RATES
2002	1.05	0.95	1.05	0.86
2003	1.26	1.13	1.17	1.08
2004	1.35	1.24	1.36	1.18
2005	1.18	1.24	1.35	1.17
2006	1.32	1.26	1.33	1.19
MONTHLY RATES
September 2006	1.27	1.27	1.29	1.27
October 2006	1.27	1.26	1.27	1.25
November 2006	1.32	1.29	1.32	1.27
December 2006	1.32	1.32	1.33	1.31
January 2007	1.30	1.30	1.32	1.29
February 2007	1.32	1.31	1.32	1.29
March 2007 (through March 21)	1.33	1.32	1.33	1.31
*

For any year, the average of the Noon Buying Rates on the last business day of each month during such year; in the case of a month or partial month, the average of the Noon Buying Rates on the business days occurring during such month or partial month.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 11

 Back to Contents

[THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

PAGE 12  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

 Back to Contents

Risk Factors

The above titles of sub-chapters identify the topics discussed in each risk factor for convenience purposes. These titles are not meant to summarize or limit in any way the meaning and understanding of each risk factor as described in the following paragraphs.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 13

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

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows, freezes or when heavy or sustained rains fall. Consequently, demand for our products is significantly lower during the winter in temperate countries and during the rainy season in tropical countries. Our principal markets are located in Western Europe and in North America, where winter weather significantly reduces our first quarter sales, and to a lesser extent our fourth quarter sales. Our operations in these and similar markets are seasonal, with sales generally increasing during the second and third quarters because of normally better weather conditions. However, high levels of rainfall can adversely impact our operations during these periods as well. Such adverse weather conditions can materially and adversely affect our results of operations and profitability if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak construction periods.

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

2.4	We are exposed to risks inherent to the growing markets in which we operate

In 2006, we derived approximately 35% of our revenues from growing markets, which we define as countries outside Western Europe and North America other than Japan, Australia and New Zealand. Our growth strategy focuses significantly on opportunities in growing markets and we expect that an increasing portion of our total revenues will continue to come from such markets. Our presence in such markets exposes us to risks such as volatility in gross domestic products, significant and unstable currency fluctuations, political, financial and social uncertainty and unrest, high rates of inflation, the possible implementation of exchange controls, less certainty regarding legal rights and enforcement mechanisms and potential nationalization or expropriation of private assets, any of which could damage or disrupt our operations in a given market.

2.5	Increased energy and fuel costs may have a material adverse effect on our results

Our operations consume significant amounts of energy and fuel, the cost of which in many parts of the world has increased substantially in recent years.

We protect ourselves to some extent against rising energy and fuel costs through long-term supply contracts and forward energy agreements, and by outfitting many of our plants to switch among several fuel sources, including alternative fuels such as used oil, recycled tires and other recycled materials or industrial by-products. Despite these measures, energy and fuel costs have

PAGE 14  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

 Back to Contents

significantly affected, and may continue to affect, our results of operations and profitability.

See Sections 3.3 (Business description) and 4.6 (Market risks).

2.6	Exchange rate fluctuations could adversely affect our results of operations and financial condition

While we report our results in euros, in 2006 we earned approximately 73% of our revenues in currencies other than the euro, with approximately 32% being denominated in U.S. dollars and Canadian dollars. In addition, at the end of 2006, approximately 78% of our capital employed was located outside the member states of the European Monetary Union. Consequently, exchange rate fluctuations may significantly affect our financial condition and results of operations. This effect may be positive or negative depending on the actual exchange rate movement as well as the nature of any currency hedging instruments we may put in place from time to time.

See Sections 4.4 (Liquidity and capital resources) and 4.6 (Market risks).

2.7	Our pension obligations and factors that determine the amount of our pension obligations could adversely affect our results of operations and financial condition

We have substantial obligations in connection with our defined benefit pension plans, located mainly in the United Kingdom and North America. Future adverse changes in the financial markets, or decreases in interest rates, could result in significant increases in our pension expenses and funding requirements. In addition, we may need to fund our pension obligations using our cash flow, which could have a significant adverse effect on our financial position. To the extent that our pension expenses increase significantly or if we have to fund our pension obligations with our cash flow from operations, we may be at a disadvantage to some of our competitors who may have lesser retiree obligations than we have.

See Section 4.1 (Overview - Critical Accounting Policies) and Note 24 to our consolidated financial statements for more information on pension plans.

2.8	We are subject to risks associated with the acquisition of other businesses

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

2.9	We do not control some of the businesses in which we have invested

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

2.10	We are limited by the rights of minority investors in some of our subsidiaries

We conduct our operations through many subsidiaries, some of which have one or more minority investors.

The interests of such minority investors may not always be aligned with ours. Restrictions arising from minority interests may adversely impact our operating and financial strategies and results by, among other things, impeding our ability to implement organizational efficiencies through transferring cash and other assets from one subsidiary to another to allocate assets most effectively.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 15

 Back to Contents
2.11	An increase in our indebtedness could limit our operating and financial flexibility

We have significant indebtedness outstanding, which may increase in the future. If our total debt increases materially a) we could face increased financial charges, b) we may need to allocate a greater portion of our operating cash flow to cover debt service payments, c) our credit ratings may be downgraded, with resultant increases in our borrowing costs and a possible decrease in the availability of adequate financing sources, d) our exposure to interest and exchange rate fluctuations may increase substantially, and e) lenders may impose significant restrictions on our capital resources and/or operations. Some of our debt agreements contain, and some of our future debt agreements may contain financial, operating and other covenants and obligations that could limit our operating and financial flexibility. Our ability to comply with these obligations depends on the future performance of our businesses. Our failure to abide by these obligations or to meet these covenants may impair our ability to finance operations, distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our operations.

2.12	Our ability to pay dividends and repay debt depends on our ability to transfer income and dividends from our subsidiaries

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

Furthermore, the continued transfer to us of dividends and other income from our subsidiaries may be limited by various credit or other contractual arrangements and/or tax constraints, which could make such payments difficult or costly. We do not believe that any of these covenants or restrictions will have a material impact on our ability to meet our financial obligations. However, if in the future these restrictions are increased and we are unable to ensure the continued transfer of dividends and other income to us from affected subsidiaries, our ability to pay dividends and make debt payments will be impaired.

2.13	Changes in the cost or availability of raw materials supplied by third parties may adversely affect our operating and financial performance

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

2.14	Governmental policies and laws, particularly those relating to protection of the environment, significantly impact our operations

Our operations are regulated extensively by national and local governments, particularly in the areas of land use and protection of the environment (e.g. regulations relating to greenhouse gases). Our operations require numerous governmental approvals and permits, which often require us to make significant capital and maintenance expenditures to comply with zoning and environmental laws and regulations. In addition, future developments, such as the discovery of new facts or conditions, stricter laws and regulations, or stricter interpretation of existing laws or regulations, may impose new liabilities on us, require additional investments by us, or prevent us from opening or expanding plants or facilities, any of which could have a material adverse effect on our financial condition or results of operations.

While we are not currently aware of any environmental liabilities or of any non-compliance with environmental regulations that we expect will have a material adverse effect on our financial condition or results of operations, environmental matters cannot be predicted with certainty and there can be no assurance that the amounts we have budgeted and reserved will be adequate.

See Section 3.5 (Environment).

PAGE 16  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

 Back to Contents
2.15	The price of our ADSs and the U.S. dollar value of our dividends or other distributions fluctuate with changes in the U.S. dollar/euro exchange rate

Since our ADSs trade in U.S. dollars and the underlying shares trade in euros on the Eurolist of Euronext Paris, the value of our ADSs will change with fluctuations in the U.S. dollar/euro exchange rate. Further, since any dividends we declare will be denominated in euros, exchange rate fluctuations will affect the U.S. dollar equivalent of dividends received by holders of ADSs.

2.16	You may not be able to exercise preemptive rights for shares underlying our ADSs, nor may you be able to sell such rights

French law provides our shareholders with preemptive rights (“droits préférentiels de souscription”) to subscribe on a pro rata basis for cash for the issuance of new shares or other securities whenever we issue such shares or securities. Our shareholders may waive such rights with respect to a particular offering, either individually or collectively, at an extraordinary general meeting of our shareholders. Preemptive rights not waived are transferable during the subscription period for the applicable offering and may be quoted on the Eurolist. U.S. holders of ADSs may not exercise preemptive rights associated with the shares underlying their ADSs unless a registration statement is filed and is effective or an exemption from registration is available under the U.S. Securities Act of 1933, as amended. We cannot assure you that we will file such a registration statement (and if filed, that it will be declared effective) or that an exemption will be available for any particular offering we may make in the future. Whether we file such a registration statement will depend on our evaluation at the time of the costs and potential liabilities associated with such a registration statement and the benefits of enabling the exercise by U.S. ADS holders of preemptive rights associated with the underlying shares, as well as any other factors we consider appropriate at the time. If ADS holders are unable to exercise any preemptive rights in the future, their interests in us will be diluted.

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

2.17	Holders of ADSs may be subject to additional risks related to holding ADSs rather than shares

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

We and the depository may amend or terminate the deposit agreement without ADS holders’ consent in a manner that could prejudice ADS holders.

2.18	You may not be able to effect claims or enforce judgments against us or our directors or officers for violations of the U.S. securities laws

We are a société anonyme organized under the laws of France.

A majority of our directors and officers are non-U.S. residents. A substantial portion of our assets and the assets of our directors and officers are, and we expect will continue to be, located outside the United States.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 17

 Back to Contents

Consequently, you may not be able to effect service of process within the United States upon us or most of these persons, enforce judgments against us or them in United States courts or enforce or obtain judgments in French courts against us or these persons predicated upon the securities laws of the United States.

2.19	If we fail to maintain proper and effective internal control, our ability to produce accurate financial statements could be impaired.

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

Any failure to maintain that adequacy or our ability to produce accurate financial statements on a timely basis could increase our operating costs and materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or subject to material weaknesses or significant deficiencies, or that we are unable to produce accurate financial statements may adversely affect our stock price.

PAGE 18  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

 Back to Contents

3	Information on Lafarge

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 19

 Back to Contents

General Presentation

Lafarge S.A. is a limited liability company incorporated in France and governed by French law (société anonyme). We produce and sell construction materials – cement, aggregates, concrete, gypsum wallboard, and related products – worldwide, primarily under the commercial name “Lafarge”. Based on sales, we are the world leader in construction materials. Our products are used for residential, commercial and public works construction projects throughout the world, in both new construction and renovation projects. Based on both internal and external analyses, we believe that Lafarge is co-leader of the cement industry, the largest producer of aggregates worldwide, the third largest producer of concrete worldwide and the third largest manufacturer of gypsum wallboard worldwide.

Our financial reporting currency is the euro (€). In fiscal year 2006, we generated 16.9 billion euros in sales and we earned current operating income (as defined in Section 4.1 (Overview – Definition)) of 2.8 billion euros and net income Groupe share of 1.4 billion euros. At year-end 2006, our assets totaled 29.8 billion euros. We currently employ approximately 71,000 people throughout the 70 countries in which we operate. Our shares have traded on the Paris stock exchange since 1923. They are a component of the French CAC-40 market index (and have been since its inception) and are included in the SBF 250 index and the Dow Jones Eurostoxx 50 index. Our shares also trade on the New York Stock Exchange (“NYSE”) under the symbol “LR” in the form of American Depositary Shares (“ADS”). Each ADS represents one-fourth of one share. Our market capitalization totaled 20.6 billion euros at the close of the market on March 21, 2007 including 0.5 billion euros attributable to our treasury shares.

Our Strategy

Our strategy aims to ensure Lafarge’s role as the leader in building materials, combining excellence, in both operating and financial performances, with growth – primarily organic – in our three Divisions: Cement, Aggregates & Concrete, and Gypsum.

In all our lines of business we combine a solid local presence, anchored in the regional and cultural specificities of our different markets, with the strengths of our global expertise – itself the fruit of our enormous industrial and marketing experience, which we have codified into good practices with universal values that are systematically deployed via performance programs, applicable everywhere we do business.

Locally as well as globally, we put into practice principles of action that have been carefully deliberated and considered over the years, principles that are constantly updated and which lie at the heart of the Group’s culture and identity. These principles, together with our drive for operating excellence, have led us to attach great importance to the safety of people – both employees as well as sub-contractors – in all of our activities.

Thanks to these strengths, we now have every chance of being recognized as the best creator of value by our shareholders, as the best supplier of products and services by our customers, as the best employer by our employees, and as the best partner by the communities within which we operate.

We can only realize our ambitions by avoiding dispersion: our priorities are the combined result of an impressive network of key positions in our main markets and of research and development efforts unparalleled in our sector. Today, our priorities are cement in the growing countries, which offer very strong development potential, and innovation – notably in concrete, a source of differentiation and leadership in pricing.

At Lafarge, we have focused on our core businesses, simplified our organization, accelerated the decision-making process, and launched an ambitious cost-cutting program. We are assured of especially strong growth through the organic development of our business portfolio, thus avoiding costly acquisitions. As a result, Lafarge is now positioned to take full advantage of its considerable potential, to further increase operating margins and to generate even more free cash flow, thus maximizing the satisfaction of its shareholders – which we measure by the growth of net earnings per share and the return on capital employed after tax. Our Group will continue to assume its role as natural leader – contributing at its own pace – to the consolidation movement that continues today in our different lines of business.

3.1	Group History and Evolution

Lafarge S.A. was incorporated in 1884 under the name “J. et A. Pavin de Lafarge”. Our corporate existence continues through December 31, 2066, which may be extended pursuant to our by-laws. Our registered office is located at 61, rue des Belles Feuilles, 75116 Paris, France, and our telephone number is +33 1 44 34 11 11. We are registered under the number “542 105 572 RCS Paris” with the registrar of the Paris Commercial Court (Tribunal de commerce de Paris).

We began operations in the early 1800’s when Auguste Pavin de Lafarge founded a lime exploitation enterprise in France. Through steady acquisitions of lime and cement companies throughout France, we became France’s largest cement producer by the late 1930s. We first expanded internationally in the 1860’s when we supplied lime for construction of the Suez Canal. Our international expansion continued in the early twentieth century with new operations in North Africa and the United Kingdom

PAGE 20  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

 Back to Contents

and later when we began operations in Brazil and Canada. Through our 1981 acquisition of General Portland Inc., we became one of the largest cement manufacturers in North America. We conduct these operations principally through Lafarge North America Inc., now our wholly owned subsidiary following our purchase on May 16, 2006 of the interests previously held by minority shareholders. After further external developments, principally in Western Europe, around the Mediterranean Basin, in Eastern Europe and in Asia, and following our acquisition of Blue Circle Industries plc in 2001, we are now the co-leader of the cement industry worldwide with production facilities in 46 countries.

While growing our cement operations internationally, we have also broadened our other longstanding product lines: aggregates, concrete and gypsum. Our aggregates and concrete business, now operating in 29 countries, jumped significantly in 1997 with our acquisition of Redland plc, then one of the principal manufacturers of aggregates and concrete worldwide, and to a lesser extent through our acquisition of Blue Circle in 2001. We first entered the market for gypsum products in 1931, with the production of powdered plaster. Since then we have become the third largest wallboard producer in the world offering a full range of gypsum-based building solutions with operations in 25 countries. In February 2007, we sold our roofing business, which we obtained through our 1997 acquisition of Redland plc, and then reinvested in this business whereby we retain a 35% minority interest in the operations sold.

To achieve higher levels of performance, we have an organizational structure based on our three Divisions with decentralized local operations and a strong corporate center at the heart of major strategic decisions. Beyond this formal organization, the Group exists through an ambition and a culture that are shared by all our employees, and which are expressed by our Principles of Action.

3.2	Investments

Significant Acquisitions

Lafarge North America Inc. In 2006, we acquired the interest in Lafarge North America Inc. previously held by minority shareholders through a public tender offer launched on February 21, 2006. Lafarge North America Inc. is now our wholly owned subsidiary. This transaction totaled 2.8 billion euros net and was financed by debt.

See Section 4.4 (Liquidity and capital Resources – Net cash provided by financing activities)

In addition, over the past three years, we have acquired several small-to-medium size businesses. These acquisitions had an overall positive effect on our revenues of 282 million euros for 2006 compared to 2005 and 173 million euros for 2005 compared to 2004.

Significant Divestures

Molins. In September 2004, we sold our 40.9% stake in Cementos Molins in Spain for 265 million euros.

Materis. In April 2006, we sold our 7.27% stake in Materis Holding Luxembourg S.A. for net proceeds of 44 million euros. We no longer have any equity interest in Materis Holding Luxembourg S.A. or in any entity of the Materis group.

In total, divestitures during the three years ended December 31, 2006 reduced our revenues from continuing operations by 84 million euros in 2006 compared to 2005, and by 85 million euros for 2005 compared to 2004.

In addition, after December 31, 2006, we completed the following transactions:

Turkey. On February 27, 2007 we sold our 50% interest in the Turkish company Ybitas Lafarge Orta Anadou Cimento to Cimentos de Portugal (Cimpor) for 266 million euros. Ybitas Lafarge Orta Anadou Cimento specializes in cement, aggregates and concrete in central Anatolia. Following the transaction, Lafarge will remain a significant player in the Turkish building materials sector and will continue to operate other cement, concrete and gypsum facilities.

Roofing. On February 28, 2007, we sold our Roofing business to an investment fund managed by PAI Partners for 1.9 billion euros in cash and the assumption by the purchaser of 481 million euros of financial debt and pension liabilities as at December 31, 2006. This transaction enables us to focus on our main activities. In turn, we invested 217 million euros alongside the fund managed by PAI Partners in the new entity holding the Roofing business, whereby we retained a 35% stake in the operations sold. Through this investment we want to take part in the future success of these operations. To that end, we agreed to certain arrangements, including the use of our brand names and trademarks and collaboration regarding research and development.

Based on volumes sold, our former Roofing Division is the world’s largest producer of concrete and clay roof tiles and the leading manufacturer of chimney systems in Europe. At the end of 2006, this business operated 104 concrete tile production plants, 25 clay tile production plants and 35 other plants where chimneys and other roofing products are produced. During 2006, these operations generated revenues of 1.6 billion euros, 61.1% of which were generated in Western Europe and 8.5% in North America. Sales reached approximately 121 million m2 of concrete roof tiles, 28 million m2 of clay roof tiles and 4.0 million meters of chimneys.

In compliance with IFRS, the contribution of the Roofing Division to the Group’s consolidated financial statement

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 21

 Back to Contents

of income and statement of cash flows, is presented on specific lines for 2006 and all other years presented. In the Group’s consolidated balance sheet, Roofing assets and liabilities are shown on separate lines for 2006, only, with no restatement for prior years.

See Note 3 to our consolidated financial statements for more information on the effects related to this presentation.

Summary of our Consolidated Capital Expenditures in 2006

The following table presents the capital expenditures for continuing operations for each of the three years ended December 31, 2006, 2005 and 2004 (i) for sustaining expenditures to maintain or replace equipment and internal development expenditures to enhance productivity or increase capacity and (ii) for external development, which comprises acquisition of industrial assets and equity interests in companies.

	SUSTAINING AND INTERNAL DEVELOPMENT EXPENDITURES			EXTERNAL DEVELOPMENT EXPENDITURES

(MILLION EUROS)	2006	2005	2004	2006	2005	2004

Western Europe	470	370	280	76	146	108
North America	522	419	361	3,055	148	149
Mediterranean Basin	72	70	39	2	4	0
Central and Eastern Europe	98	61	35	52	14	44
Latin America	75	101	50	47	3	109
Sub-Saharan Africa	147	76	58	10	16	0
Asia	143	107	86	45	180	98

TOTAL	1,527	1,204	909	3,287	511	508

See Section 4.4 (Liquidity and capital resources – Net cash used in investing activities) for more information on 2006 capital expenditures.

Capital Expenditures in Progress or Planned for 2007

Capital expenditures for 2007 for each of our three Divisions are expected to be approximately:

•	1,500 million euros for Cement;
•	400 million euros for Aggregates & Concrete; and,
•	250 million euros for Gypsum.

These amounts, which are geographically spread across our operating units, are composed of maintenance and internal development expenditures.

See Section 3.3 (Business description) for more information on internal development expenditures.

All capital expenditures above will be financed from operating cash flows.

3.3	Business Description

Overview

We manage our continuing operations through our Cement, Aggregates & Concrete, and Gypsum Divisions, each of which represents a separate strategic business with its own capital requirements and marketing strategies.

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

In 2006, the contributions to our consolidated sales for continuing operations by Division (after elimination of inter-Division sales) and by geographic area (by destination) were as follows, compared to 2005 and 2004:

SALES BY DIVISION	2006		2005		2004

	(MILLION EUROS)	(%)	(MILLION EUROS)	(%)	(MILLION EUROS)	(%)
Cement	8,847	52.3	7,624	52.6	6,838	52.7
Aggregates & Concrete	6,439	38.1	5,382	37.1	4,751	36.6
Gypsum	1,610	9.5	1,462	10.1	1,340	10.3
Other	13	0.1	22	0.2	47	0.4

TOTAL	16,909	100.0	14,490	100.0	12,976	100.0

PAGE 22  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

 Back to Contents

SALES BY GEOGRAPHIC AREA	2006		2005		2004

	(MILLION EUROS)	(%)	(MILLION EUROS)	(%)	(MILLION EUROS)	(%)
Western Europe	5,953	35.2	5,222	36.0	4,939	38.1
North America	5,116	30.2	4,380	30.2	3,826	29.5
Mediterranean Basin	807	4.8	655	4.5	523	4.0
Central & Eastern Europe	1,014	6.0	752	5.2	599	4.6
Latin America	796	4.7	687	4.7	570	4.4
Sub-Saharan Africa	1,622	9.6	1,381	9.6	1,160	8.9
Asia	1,601	9.5	1,413	9.8	1,359	10.5

TOTAL	16,909	100.0	14,490	100.0	12,976	100.0

The following schedule presents, for each of the three Divisions, the contribution to consolidated sales and current operating income (as defined in Section 4.1 (Overview – Definition)) for the year ended December 31, 2006.

(%)	CONTRIBUTION TO CONSOLIDATED SALES	CONTRIBUTION TO CURRENT OPERATING INCOME*

Cement	52.3	75.9
Aggregates & Concrete	38.1	20.3
Gypsum	9.5	7.1
Other	0.1	(3.3)

TOTAL	100.0	100.0

______________

*   As defined in Section 4.1 (Overview – Definition).

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

Cement

Cement is a fine powder that is the principal strength-giving and property-controlling component of concrete. It is a high quality, cost-effective building material that is a key component of construction projects throughout the world, including the 46 countries in which our Cement Division has production facilities. Based on both internal and external analyses, and taking into account annual sales, production capacity, broad geographical presence, technological development and quality of service, we believe that we are the world’s co-leading producer of cement. At the end of 2006, our consolidated businesses operated 122 cement, 38 clinker grinding and 6 slag grinding plants, with an annual controlled cement production capacity of 175 million tonnes. Consolidated sales for the year 2006 reached approximately 132 million tonnes.

Products

We produce and sell a wide range of cements and hydraulic binders for the construction industry, including basic portland and masonry cements and a variety of other blended and specialty cements and binders. We offer our customers a broad line, which varies somewhat by region. Our cement products (all of which are referred to as “cement” in this report) include specialty cements adapted for use in a variety of environmental conditions (e.g. exposure to seawater, sulfates and other natural conditions hostile to concrete) and specific applications (e.g. white cement, oil-well cements, blended silica fume, blended fly-ash, blended pozzolana, blended slag cements and road surfacing hydraulic binders), natural lime hydraulic binders, masonry cements and ground blast furnace slag.

We design our cements to meet the varying needs of our customers, including high performance applications where enhanced durability and strength are needed. We also offer our customers technical support in connection with the use of our cements, ordering and

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 23

 Back to Contents

logistical assistance to facilitate timely delivery to the customers, and documentation, demonstrations and training relating to the characteristics and appropriate use of our cements.

Production and Facilities Information

Composition and Production of Cement

Cement is made by crushing and grinding in proper proportion calcium carbonate (limestone), silica (sand), alumina and iron ore and heating the resulting mixture in a kiln to approximately 1,500°C. In the more modern “dry process” used by 82% of our plants, the ore mixture enters the kiln dry as opposed to the older process in which it is mixed with water. Each process produces “clinker,” which is then finely ground with gypsum to make cement. The breakdown of the production cost of cement is estimated as follows: energy 29%, raw materials and consumables 28%, direct production labor and maintenance 31% and depreciation 12%.

Raw materials for making cement (calcium carbonate, silica, alumina, and iron ore) are usually present in limestone, chalk, marl, shale and clay and are available in most countries. Cement plants are normally built beside large deposits of these raw materials. For most of our cement plants, we obtain these materials from nearby land that we either own or in which we have long term quarrying rights. The cost to obtain these materials historically has not been volatile. We believe the quantity of proven and permitted reserves at our cement plants is adequate to operate the plants at their current levels for their planned life.

Where available, we may substitute ground blast furnace slag or fly ash for certain raw materials when making cement, or mix slag or fly ash with cement at the end of the process. Ground blast furnace slag is a by-product of steel manufacturing and fly ash results from the burning of coal in electric utility plants. These materials may improve certain characteristics of cement. Whether and how they are used depends on the physical and chemical characteristics of the slag or ash and the physical and chemical characteristics required of the cement being produced. These materials help lower our capital costs per tonne of cement produced. Their use is environmentally friendly since it increases cement supplies by recycling post industrial material that otherwise would be used as land-fill. The ratio of slag, fly ash and pozzolan we used in 2006 to produce cement to total cement produced remained stable at 15.0% (15.0% in 2005 and 13.2% in 2004). Use of these materials remains part of our long-term development strategy.

Sourcing and Use of Fuel Optimization

We emphasize efficiency in our sourcing and use of fuel. When possible, we use advanced plant designs (such as preheaters to heat raw materials prior to entering the kiln) and less costly fuel waste materials (e.g. tires, used oils) to decrease our dependency on more expensive fossil fuels. In 2006, fuel waste materials accounted for 9.4% of our worldwide cement manufacturing fuel consumption, with 74 of our cement plants using some form of fuel waste materials. The availability of fuel waste materials varies widely from region to region, and in particular between developed countries (where it is more plentiful) and growing markets (where it is less plentiful). In addition, many of our plants can switch between several fuels with minimal interruption in production, allowing us to benefit from lower cost fuels when available.

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

Customers

In each of the major geographic regions in which we operate, we sell cement to several thousand customers, primarily concrete producers, pre-cast concrete product manufacturers, contractors, builders, municipal authorities and masons, as well as building materials wholesalers. Our cement is used in three major segments of the construction industry:

•	civil engineering projects;
•	residential and commercial construction; and
•	renovation;

and is used in a wide range of projects, such as offices, homes, dams, highways, tunnels, plants and airports.

Cement performance characteristics and the service requirements of our customers vary widely depending on the projects, in which our cement is used, as well as the experience and expertise of our customers. We strive to meet our customers’ diverse requirements and to deliver differentiated solutions that enable them to create more value in their businesses.

Our customers generally purchase cement from us through current orders in quantities sufficient to meet their immediate requirements. Occasionally, we will enter into contracts to supply some or all of the cement required for a larger construction project over the life of the project or with certain purchasers to supply certain volumes of cement in their respective markets. However, order backlog for our cement is normally not significant.

PAGE 24  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

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

Cement Markets

The world’s major cement markets are Western Europe, North America and China. We conduct substantial operations in each of these markets, along with other multinational cement companies and local cement producers. In more mature markets, a country’s cement demand generally follows the country’s level of infrastructure and construction spending, which in turn typically rises and falls in connection with that country’s economic cycles. Our worldwide diversification offers protection against dramatic regional swings in cement demand.

We believe the potential for long-term growth in the cement industry is greatest in the world’s growing markets, which we define as countries outside Western Europe and North America other than Japan, Australia and New Zealand. A country’s cement demand generally follows growth in per capita income, which generally correlates with changes in the country’s industrialization. As growing markets become industrialized, cement consumption tends to grow rapidly with increased expenditures on public works and housing. Because of the growth potential they offer, Lafarge has invested (and will continue to consider investment opportunities) in these markets, where we sold 4.8 billion euros of cement during 2006 compared to 4.0 billion euros in 2005 and 3.4 billion euros in 2004. These sales accounted for respectively 50%, 48% and 46% of our total cement sales for each such year.

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

The following presentation shows the region’s percentage contribution to our 2006 cement sales in euros, as well as the number of plants we operate, our cement production capacity and our approximate market share (measured by sales volumes) in each country as of or for the year ended December 31, 2006.

The approximate market shares have been calculated based on information and estimations contained in the Construction & Building Materials Sector report published by JP Morgan in August 2006 (the “JP Morgan Report”).

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 25

Back to Contents

Western Europe (30.1% of Division Sales for 2006)

	NUMBER OF		CEMENT PRODUCTION CAPACITY	APPROXIMATE MARKET SHARE

	CEMENT PLANTS	GRINDING PLANTS

			(MILLION TONNES)	(%)
France	10	3	9.3	37
United Kingdom	7	—	7.5	45
Greece	3	—	9.8	53
Spain	3	1	5.2	10
Germany	3	—	3.4	10
Austria	2	—	1.9	28
Italy	2	—	1.2	3

Western European cement markets are mature. Consumption varies dramatically within the region, however, with Greece and Spain consuming much greater volumes per capita than France. The region as a whole consumed close to 213 million tonnes of cement in 2006, based on the JP Morgan Report. We sold 33.8 million tonnes of cement in Western Europe in 2006, 31.9 million tonnes in 2005 and 32.0 million tonnes in 2004. The cement industry is highly competitive in all major Western European markets. A number of active local producers remain present, despite the relative concentration of production among several multinational cement producers.

North America (20.7% of Division Sales for 2006)

	NUMBER OF		CEMENT PRODUCTION CAPACITY	APPROXIMATE MARKET SHARE

	CEMENT PLANTS	GRINDING PLANTS

			(MILLION TONNES)	(%)
United States	12	1	15.8	13
Canada	7	1	7.0	34

North America is a mature cement market. Sales are seasonal in Canada and much of the East Coast and Mid West as temperatures in the winter fall below minimum setting temperatures for concrete. The region as a whole consumed close to 139.6 million tonnes of cement in 2006, based on the JP Morgan Report. We sold 20.7 million tonnes of cement in North America in 2006, 21.2 million tonnes in 2005 and 21.0 million tonnes in 2004. Approximately 12% of our cement shipments in North America were made to our Aggregates & Concrete Division. The cement industry is highly competitive in all major North American markets, with production generally concentrated among the major multinational cement producers.

PAGE 26  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Central and Eastern Europe (8.1% of Division Sales for 2006)

	NUMBER OF		CEMENT PRODUCTION CAPACITY	APPROXIMATE MARKET SHARE

	CEMENT PLANTS	GRINDING PLANTS

			(MILLION TONNES)	(%)
Poland	2	—	4.4	20
Romania	2	1	4.5	30
Moldova	1	—	1.4	54
Russia	2	—	4.1	10
Ukraine	1	—	1.3	11
Serbia	1	—	2.0	45
Slovenia	1	—	0.6	38
Czech Republic	1	—	1.2	9

We believe that entry into the European Union of a number of countries in this region will influence positively their long-term growth prospects. The region as a whole consumed close to 102.8 million tonnes of cement in 2006, based on the JP Morgan Report. We sold 13.3 million tonnes of cement in Central and Eastern Europe in 2006, 11.2 million tonnes in 2005 and 10.1 million tonnes in 2004. A part of the cement and clinker production capacity of this region was dedicated to exports to other regions. The cement industry is competitive in all major Central and Eastern European cement markets, with production spread across a variety of multinational, regional and local cement producers.

Mediterranean Basin (7.1% of Division Sales for 2006)

	NUMBER OF		CEMENT PRODUCTION CAPACITY	APPROXIMATE MARKET SHARE

	CEMENT PLANTS	GRINDING PLANTS

			(MILLION TONNES)	(%)
Jordan	2	—	4.6	90
Morocco	3	1	5.6	41
Turkey	4	4	5.8	8
Egypt	2	—	3.1	8

Many Mediterranean Basin cement markets have only recently opened up to competition after years of state ownership. We believe that growing markets in this region have high growth potential in the medium to long-term as they industrialize and urbanize. The region as a whole consumed close to 170.7 million tonnes of cement in 2006, based on the JP Morgan Report. We sold 12.0 million tonnes of cement in the Mediterranean Basin in 2006, 10.5 million tonnes in 2005 and 9.7 million tonnes in 2004. The cement industry is competitive in all major Mediterranean Basin cement markets, with production spread across a variety of multinational, regional and local cement producers.

In Turkey, we announced in December our agreement to sell our interest in Yibitas Lafarge Orta Anadolu Cimento (YLOAC), in which we held a 50% share, to Cimpor. Following the transaction, we will remain in Turkey with a presence mainly in the Marmara region, composed of a cement plant of 1.2 million tonnes of clinker capacity and a grinding station of 250,000 tonnes.

In Morocco, we inaugurated a new production line in 2006. It has an annual production capacity of 900,000 tonnes and represents an investment of 80 million euros. We also increased our grinding station capacity at Tangier bringing the total production capacity of the country to 5.6 million tonnes.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 27

Back to Contents

Latin America (6.0% of Division Sales for 2006)

	NUMBER OF		CEMENT PRODUCTION CAPACITY	APPROXIMATE MARKET SHARE

	CEMENT PLANTS	GRINDING PLANTS

			(MILLION TONNES)	(%)
Brazil	5	2	4.1	7
Chile	1	—	1.6	38
Venezuela	2	—	1.6	23
Ecuador	1	—	0.7	20
Honduras	1	1	1.1	55
Mexico	2	—	0.7	0.4
French West Indies / Guyana	—	3	1.0	100

Retail sales, mainly for individual construction use, account for much of the demand in several Latin American markets. The region as a whole consumed 106.9 million tonnes of cement in 2006, based on the JP Morgan Report. We sold 7.6 million tonnes of cement in Latin America in 2006, 6.9 million tonnes in 2005 and 6.0 million tonnes in 2004. The cement industry is competitive in all major Latin American cement markets, with production spread across a variety of multinational, regional and local cement producers.

Sub-Saharan Africa (13.9% of Division Sales for 2006)

	NUMBER OF		CEMENT PRODUCTION CAPACITY	APPROXIMATE MARKET SHARE

	CEMENT PLANTS	GRINDING PLANTS

			(MILLION TONNES)	(%)
South Africa	1	1	2.7	20
Zambia	2	—	0.7	91
Malawi	—	1	0.2	75
Tanzania	1	—	0.3	38
Kenya	1	1	2.0	60
Uganda	1	—	0.3	56
Nigeria	3	—	3.0	19
Cameroon	1	1	1.1	95
Benin	1	—	0.7	34

Political and economic uncertainties impact many of the markets in Sub-Saharan Africa from time to time, causing consumption in individual markets to fluctuate over time. Sub-Saharan Africa as a whole consumed 46 million tonnes of cement in 2006, based on the JP Morgan Report and our internal analysis. We sold 13.3 million tonnes of cement in the countries where we are present in 2006, 12.8 million tonnes in 2005 and 12.4 million tonnes in 2004. The cement industry is competitive in Sub-Sahara African cement markets, with production spread across a variety of regional and national cement producers.

In addition to the above-mentioned list, we also hold a 76.4% interest in Circle Cement in Zimbabwe, which operates one plant with a capacity of 400,000 tonnes.

PAGE 28  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Asia (14.1% of Division Sales for 2006)

	NUMBER OF		CEMENT PRODUCTION CAPACITY		APPROXIMATE MARKET SHARE

	CEMENT PLANTS	GRINDING PLANTS

			(MILLION TONNES)		(%)
China	14	9	19.7		2
South Korea	1	2	8.2		10
India	2	1	5.5		3
Malaysia	3	1	12.0		41
Philippines	6	2	6.5		32
Indonesia	1	—	0.0	*	3
Vietnam	—	1	0.5		NS	**
Bangladesh	1	—	1.5		NS	**
______________

* Our Banda Aceh, Indonesia, plant was severely impacted during the 2004 tsunami and is under reconstruction.

** Not significant – Activity started in 2006.

We believe that long-term growth prospects for the Asian region remain very favorable. The region as a whole consumed close to 1,500 million tonnes of cement in 2006, based on the JP Morgan Report. We sold 31.1 million tonnes of cement in the region in 2006, 28.7 million tonnes in 2005 and 28.2 million tonnes in 2004. The cement industry is highly competitive in Asia, with production spread across a variety of regional, national and international cement producers. A subsidiary which we hold through a 50/50 joint venture with Cementos Molins built a 1.5 million tonne plant in northeastern Bangladesh in October 2006. Furthermore, our cement grinding plant in Vietnam started operations in 2006.

In Japan, we hold a 39% indirect interest in Lafarge Aso Cement (accounted for by the equity method and therefore not included in the table above), which operates two plants with a combined capacity of 3 million tonnes.

In China, a market estimated at over 1,200 million tonnes, our joint venture with the Hong-Kong based company Shui-On completed its first full year of operations in 2006. Through this joint venture, we conduct operations in Beijing and Southwestern regions (Sichuan, Chongqinq, Guizhou and Yunnan) where we are focusing our development to establish positions of leadership.

Cement Trading Activities

We also manage worldwide cement trading activities, which are conducted primarily through our subsidiary Cementia Trading. They allow us to increase our international sales and explore new markets without investing the significant capital usually required to enter a market. They also allow us to balance our worldwide production capacities to meet changes in demand throughout the world. During 2006, Cementia Trading purchased and sold approximately 12.3 million tonnes of cement and clinker. Our subsidiary Marine Cement acts mainly as an importer and distributor of cement in Reunion, the Seychelles and the Red Sea countries. Marine Cement sold approximately 2.6 million tonnes of cement in 2006, which it purchased from our own subsidiaries as well as third-parties.

Aggregates & Concrete

Aggregates and concrete, like cement, are key components of construction projects. Based on volumes sold in 2006, we believe that Lafarge is the largest producer of aggregates and third largest producer of concrete in the world. At December 31, 2006, we have production facilities in 29 countries. In the year ended December 31, 2006, our consolidated businesses operated 596 aggregates quarries which sold approximately 262 million tonnes of aggregates and 1,139 concrete plants which sold approximately 43 million m3 of concrete. We also produce asphalt and pre-cast concrete products and provide road contracting and surfacing services in several markets.

We are vertically integrated to varying degrees with our Cement Division which supplies substantial volumes of cement to our concrete operations in several markets. Also within our Aggregates & Concrete Division , our aggregates operations supply a substantial volume of aggregates required for our concrete, asphalt and paving operations.

Products

Aggregates

Aggregates are used as raw material for concrete, masonry, asphalt and other industrial processes, and as base materials for roads, landfills and buildings. The primary aggregates we produce and sell are hard rock (usually limestone and granite), but we also produce

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 29

Back to Contents

natural sand and gravel. Additionally, depending on the market, we process and sell recycled asphalt and concrete. Aggregates differ in their physical and chemical properties, of granularity and hardness. Local geology determines the type of aggregates available in a given market and not all types of aggregates are available in all markets. Through our research and development, we have greatly increased our understanding of the impact that different characteristics of aggregates have in final applications. Consequently, we have been able to refine our product offerings and accelerate the innovation of our downstream products.

Concrete

Concrete is a blend of cement, aggregates, admixtures and water which hardens to form the world’s most used building material. We produce and sell a wide range of concrete and masonry mixes to meet our customer’s diverse needs. Tensile strength, resistance to pressure, durability, set times, ease of placing, aesthetics, workability under various weather and construction conditions are but a few of the characteristics that our customers consider when buying concrete. From the very basic to the cutting edge, we offer a broad range of concrete mixes. Through our internal research and development, we have introduced new products such as: Agilia®, which offers superior coverage and filling abilities and self-leveling capability with enhanced durability and appearance; and Ductal®, a self-placing ductile concrete that can “bend” without breaking and which has approximately ten times the compressive strength of traditional concrete. In addition, in some markets we recently introduced decorative concretes through our Artevia Color™ series.

Demand for new products and for a broader range of products is accelerating due to sustainability initiatives and new customer needs. In 2006 we launched two new products, Chronolia™ and Extensia™ addressing two very different needs of our customers. We believe our strong research and development program gives us an advantage over our competitors.

Asphalt and Paving

In North America and the United Kingdom, we also produce and sell asphalt for road surfacing and paving. Asphalt consists of 90-95% dried aggregates by-product mixed with 5-10% heated liquid bitumen, an oil refining by-product that acts as a binder. In these markets, we also provide road contracting and surfacing services.

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

In a world with growing environmental pressures where it is becoming increasingly more difficult to obtain extraction permits, mineral reserve management is a key to success in the aggregate business. Consequently, we emphasize mineral and land management in our business. Across our existing markets, we regularly search for new material reserves to replace depleting deposits well in advance of their exhaustion and we work to obtain necessary government permits allowing for the extraction of our raw materials. We are also very active in developing our reserve portfolio in new markets. At December 31, 2006 we estimate that we have approximately 40 years of permitted reserves. In 2006, we have further increased our reserve base in excess of our consumption level. We control significant additional aggregates deposits, for which we have either not yet received or requested extraction permits.

Concrete

Concrete is produced by blending aggregates, cement, chemical admixtures in various ratios and water at concrete production plants and placing the resultant mixture in concrete trucks where it is mixed further and delivered to our customers. We obtain most of our concrete raw materials (e.g. cement and aggregates) from internal sources. Concrete is produced at low capital-intensive plants consisting of raw material storage facilities and equipment for combining raw materials in desired ratios and placing the mixture into concrete trucks. Concrete plants can be either fixed permanent sites or portable facilities which can be located at our customers’ construction sites.

Many concrete mix designs are available to achieve various performance characteristics desired by our customers. Cement and aggregate chemistries may be varied, chemical admixtures may be added (such as retarding or accelerating agents) and other cementitious materials (such as fly ash or slag) may be substituted for portions of cement, all to adjust the concrete performance characteristics desired by the customer. Consequently, significant technical expertise and quality control are required to address the many construction issues our customers face, such as concrete setting time, pumpability, placeability, weather conditions, shrinkage and structural strength. Through our extensive research and development activities, we focus on supplying concrete that meets these various needs of our customers.

PAGE 30  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Because of concrete’s limited setting time, delivery logistics are key to ensure the cost efficient and timely delivery of our concrete.

Raw material prices account for approximately 70% of the cost to supply concrete and can vary considerably across the many markets in which we operate. Cement generally accounts for over half of the raw material cost. Given the significantly high percentage of raw materials costs, we strive to adjust concrete mix designs to optimize our raw material usage. Delivery represents the next largest cost component, at 20% of the costs to supply concrete.

Pre-Cast Concrete Blocks, Pavers and Other Products

These products are manufactured by pouring the proper type of concrete into molds and compacting the concrete through pressure, vibration or a combination of the two. These products are normally produced and sold in standard sizes, which may vary from market to market.

Asphalt and Paving

As described above, asphalt is produced by blending aggregates with liquid bitumen at asphalt production plants. We obtain much of the aggregates needed to produce asphalt from internal sources and purchase the bitumen from third party suppliers. Bitumen is a by-product of petroleum refining, the price of which is tied to oil prices. Asphalt is produced at low capital-intensive plants consisting of raw material storage facilities and equipment for combining raw materials in the proper ratio under heat. Our asphalt plants range in output from 5,000 to 500,000 tonnes per year and are located in North America and the United Kingdom. In conjunction with our asphalt production, we also provide road contracting and surfacing services in these geographies, where we frequently have leading positions based on sales.

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

We sell aggregates primarily to concrete producers, manufacturers of pre-cast concrete products (pipes, curbs, building blocks, block pavers), asphalt producers, road contractors, masons and construction companies of all sizes. In some markets, we sell aggregates for use in various industrial processes, such as steel manufacturing. We sell concrete primarily to construction and road contractors ranging from major international construction companies to small residential builders, farmers or do-it-yourself enthusiasts. We sell asphalt primarily to road contractors for the construction of roads, driveways and parking lots, as well as directly to state and local authorities.

Our customers generally purchase aggregates, concrete and asphalt in quantities sufficient to meet their immediate requirements, often through competitive bidding processes. Occasionally, we enter into agreements to supply aggregates to certain plants, which produce concrete, asphalt or pre-cast concrete products. These contracts tend to be renegotiated annually. Backlog orders for our aggregates, concrete and asphalt are normally not significant.

Markets

Description of Markets and of our Position in these Markets

Most local aggregates, concrete and asphalt markets are highly fragmented and are served by any number of multinational, regional and local producers.

Globally the aggregates industry is in the early stages of consolidation. We face competition within our local markets from independent operators and from regional producers (such as Vulcan Materials and Martin Marietta Materials in the United States) and international players (Cemex, Holcim, Hanson, CRH). Industry consolidation is more advanced in the United Kingdom.

Barriers for new entrants in the aggregates industry are high as environmental and planning laws in many countries constrain new quarry development. In addition, excluding the cost of land and minerals rights, the plant and equipment costs for a new quarry range from 2 million euros for a small quarry to over 45 million euros for a large quarry.

We believe we have a strong competitive position in aggregates through our strong reserve positions in key markets. Our worldwide experience allows us to develop, employ and refine performance programs through which we share and implement best practices relating to strategy, sales and marketing, manufacturing and land management. Also, we have a strong understanding of the needs of most of our aggregates customers since we are vertically integrated in their predominant lines of business. Finally, we believe that we have a reputation for responsible environmental stewardship and land restoration, which assists us in obtaining new permits more easily and encourages landowners to deal with us as the operator of choice.

Consolidation in the concrete industry is less pronounced and, as with aggregates, we face competition from numerous independent operators throughout our markets. However, we often compete with multinational

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 31

Back to Contents

firms such as Cemex plc, HeidelbergCement, Holcim, Hanson, CRH and Rinker. Several of these competitors (i.e. Holcim, Cemex and CRH) have followed our strategy of vertically integrating from cement downstream into aggregates and concrete operations.

Traditionally low barriers to entry in the concrete industry, along with readily available and competitively priced raw materials enable competitors to quickly bring additional capacity to market, thereby tending to constrain concrete prices. Therefore, an essential element of our business is the introduction of new value added products. These new products require a high degree of technical sophistication. The added complexity of highly variable input materials increases barriers to entry for suppliers of these higher end products.

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

Like concrete, asphalt must be delivered quickly after it is produced. Thus, the competitive radius of an asphalt plant is limited and asphalt markets tend to be very local. Asphalt sales are, on the whole, made directly between the asphalt producer and the customer, with only very limited use of intermediate distributors or agents since prompt and reliable delivery in insulated vehicles is essential.

Location of our Markets

The majority of our aggregates, concrete and asphalt operations are located in Western Europe and North America, where national demand generally moves in line with the country’s level of infrastructure and construction spending. It is not economical to ship aggregates over large distances and concrete and asphalt cannot be transported over distances that involve more than about one hour of traveling time. Consequently, markets for these products tend to be local in nature and while brand recognition and loyalty do play a role in sales of these products, local customers tend to choose producers based on location, quality of product, reliability of service and price. Furthermore, demand for aggregates, concrete and asphalt depends mostly on local market conditions, which can vary dramatically within and across a broader regional or national market.

Generally, we restrict our aggregates and concrete operations to markets where the nature and enforcement of applicable regulations provide a “level playing field”. We usually avoid countries where small local operators are not obliged to follow appropriate environmental and labor standards, since they either do not exist locally or are not enforced. Consequently, we are selective in choosing the growing markets in which we wish to conduct our aggregates and concrete operations, selecting only those where the appropriate standards are in place.

Breakdown by Geographic Market

We produce and sell aggregates and concrete in those regions and countries of the world listed in the table below. The table shows the number of sites we operated at December 31, 2006 and the volume of aggregates and concrete our consolidated operations sold in 2006.

Volumes sold take into account 100% of volumes from fully consolidated subsidiaries and the consolidation percentage for proportionately consolidated subsidiaries.

PAGE 32  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

	NUMBER OF INDUSTRIAL SITES		VOLUMES SOLD

REGION / COUNTRY	AGGREGATES	CONCRETE	AGGREGATES	CONCRETE

			(MILLION TONNES)	(MILLION M3)
WESTERN EUROPE
France	140	262	49.5	8.3
United Kingdom	62	129	19.8	2.7
Spain	9	79	8.9	4.6
Portugal	4	33	2.4	1.4
Greece	5	23	3.4	1.5
Other	4	26	2.1	0.8
NORTH AMERICA
Canada	213	141	63.3	5.0
United States	86	164	79.3	7.1
OTHER
South Africa	22	57	6.4	2,3
Brazil	4	44	2.1	0.7
Chile	4	51	3.3	2.2
Malaysia/Singapore	3	49	2.2	2.3
Turkey	7	21	3.4	1.9
Other	33	60	15.8	2.5

TOTAL	596	1,139	261.9	43.4

In 2006, our asphalt operations produced and sold a total of 10.9 million tonnes in the United States, Canada and the United Kingdom.

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

We believe, based on our experience in this industry, that we are the third largest manufacturer of gypsum wallboard worldwide. At the end of 2006, we have production facilities in 25 countries. Our consolidated businesses operated 37 wallboard plants (with an annual production capacity of approximately 1,042 million m2) and 36 other plants which produced primarily plaster, plaster blocks or joint compounds as well as 3 wallboard paper plants.

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

We regularly seek to expand and improve the range of our wallboard products. Our recently introduced SIGNA™ wallboard, a new generation wallboard with all four edges tapered, is designed to help installers achieve top quality finishes in many applications. It has been launched in four countries to-date and has met spectacular success with installers reaching sales of over 5 million m2. In North America, we recently launched our Rapid Deco® Level 5™ Skim-Coated Drywall and Joint Finishing System, a simple and fast solution to certain performance, lighting

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 33

Back to Contents

and painting design issues. The Rapid Deco System allows installers to homogenize the appearance of installations by installing wallboard that is pre-coated with the same joint compound that is used to install the board. We have also added certain fireproofing plasters, mould high resistance boards, ceiling tiles and our PLA-tec® tailor made gypsum board architectural components, which has shown much success with installers of complex architectural parts. About 9% of our worldwide sales are now made with products which have been on the market for five years or less.

Other products

We also produce gypsum plaster, plaster blocks, joint compounds, metal studs, anhydrite binders for self-leveling floor screeds and industrial plasters, which are targeted to the construction and decorating industries. Sales of such products comprised approximately 30% of our Gypsum Division sales in 2006. A wide number of new joint compounds have been launched in 2006 in many countries and have met a large success: our sales in this product family have grown twice as much as the market.

Production and Facilities Information

Gypsum wallboard exploits the crystalline structure of gypsum (calcium sulfate dihydrate - a naturally occurring mineral common in sedimentary environments), within which water molecules are physically locked. Wallboard is made by grinding and heating gypsum to release the trapped water molecules, mixing the residue with water to form a slurry, extruding the slurry between two continuous sheets of paper, and drying and cutting the resulting board into proper sizes. When drying, the slurry rehydrates into gypsum crystals, which interlock with each other and “grow” into the liner paper, giving the board its strength. We use both naturally occurring gypsum and synthetic gypsum to produce wallboard. Synthetic gypsum is produced as a by-product of certain chemical manufacturing and electrical power production operations. Historically, the cost of each has not been volatile.

We use synthetic gypsum principally in some of our plants in France, Germany, the Netherlands, the United States, South Korea and China. At the end of 2006, our consolidated businesses operated 22 gypsum quarries worldwide, including 16 in Europe. Certain of our plants have long-term supply contracts with third parties to supply natural gypsum. Generally, we procure synthetic gypsum through long-term contracts extending approximately 20 years, most of which contain one or more options to renew. Occasionally, depending on our supply needs and local market conditions, we contract over shorter periods. We believe our current supply of gypsum, both natural and synthetic, is adequate for present and foreseeable operating levels.

Paper and gypsum account for approximately 25% and 13%, respectively, of our wallboard production costs. We produce about half of our wallboard paper at our own mills in France and Sweden, and at one mill in the United States operated through a joint venture. The major raw material for our paper is recycled paper fibers, the price of which is volatile as it is influenced by worldwide trading but varies significantly between countries/regions. Energy, labor and other costs accounted for approximately 25%, 16% and 21%, respectively, of our wallboard production costs in 2006.

Customers

We sell our gypsum wallboard products mostly to general building materials distributors, wallboard specialty dealers, lumber yards in the United States, decorating companies in growing markets and do-it-yourself home centers. In some markets, specifiers (such as architects) may impact which products are to be used to construct specific projects. Our marketing efforts are focused not only on actual purchasers, but also on those who may indirectly determine which materials are to be used.

Our customers generally purchase gypsum wallboard products from us through current orders in quantities sufficient to meet their immediate requirements. Our sales of wallboard and related products typically do not involve long-term contractual commitments and the amount of backlog orders is usually not significant.

Markets

Description of Markets and of our Position in these Markets

Seven producers hold approximately 80% of today’s worldwide wallboard market. These companies are BPB (a unit of Saint-Gobain), Georgia Pacific, Knauf, Lafarge, National Gypsum, U.S. Gypsum Corporation and Yoshino. These companies operate gypsum wallboard plants and usually own the gypsum reserves they use to produce their wallboard.

The gypsum wallboard industry is highly competitive. Because wallboard is expensive to transport and does not travel well in large quantities, producers compete on a regional basis, primarily based on price, product range, product quality, and customer service. Our largest competitors in Western Europe are BPB and Knauf, and in the United States they are BPB, Georgia Pacific (Koch Industries, Inc.), National Gypsum and U.S. Gypsum Corporation.

Wallboard demand is closely linked to the gross national product of the country in which it is sold and to the type of construction methods employed within that country.

PAGE 34  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Demand is generally higher in the United States, Japan and Australia where “drywall” construction methods are commonly used (with steel or wood structures) and lower in Western Europe where “wet walls” construction methods are commonly used (i.e. masonry, stone and brick). In most Western European wallboard markets the drywall solutions have replaced traditional construction modes (brick and mortar/plaster); Spain and Italy are still in the substitution process. “Dry” countries consume on average between 4 and 10 m2 per person annually, while “wet” countries consume on average between 1 and 4 m2 per person annually. We believe that new construction accounts for approximately 60% of our wallboard sales in our major markets, with renovation activities accounting for t he balance.

We believe the potential for long-term growth in the wallboard industry is greatest in the world’s growing markets, which we define as countries outside Western Europe and North America other than Japan, Australia and New Zealand. We have focused significant efforts to expand our gypsum operations in such markets.

Most of our volumes were sold in 2006 in Western Europe and North America.

Breakdown by Geographic Market

Our primary markets for wallboard and related products are Western Europe and North America. The following presentation shows for each of these regions the percentage contribution to our 2006 Gypsum Division sales in euros, the countries in which we operate, the number of plants we operate and our wallboard production capacity in each country as of December 31, 2006.

Western Europe (51.3% of Division Sales for 2006)

	WALLBOARD		OTHER PRODUCTS

	NUMBER OF PLANTS	PRODUCTION CAPACITY	NUMBER OF PLANTS

		(MILLION M2)
France	4	129	18
Germany/Netherlands	5	134	3
Other	2	78	4

In 2006, we started the construction of a new wallboard plant in the United Kingdom with an annual capacity of 25 million m2. In Spain, we have a minority interest in a wallboard plant and three plaster plants.

Western Europe is the second largest worldwide regional wallboard market. Technical performance of products and systems plays a critical role in this market. The region as a whole consumed close to 1.1 billion m2 of wallboard in 2005, based on our estimates. We sold 283 million m2 of wallboard in Western Europe in 2006, 273 million m2 in 2005 and 266 million m2 in 2004. The wallboard industry is competitive in all major Western European markets, with production generally concentrated among the major multinational wallboard producers.

North America (24.5% of Division Sales for 2006)

	WALLBOARD		OTHER PRODUCTS

	NUMBER OF PLANTS	PRODUCTION CAPACITY	NUMBER OF PLANTS

		(MILLION M2)
United States	4	250	1
Canada	1	12	1

In 2006 we upgraded and doubled the capacity of our Buchanan, New York, wallboard plant to 60 million m2 which reopened in August. In 2006, we began an investment of approximately 90 million euros to expand the capacity of our wallboard plant in Silver Grove, Kentucky. The new wallboard line will increase the annual capacity of the plant to 150 million m2 and is expected to be completed in the first half of 2007.

North America is the largest worldwide regional wallboard market. North American wallboard markets are mature. The region as a whole consumed close to 3.6 billion m2 of wallboard in 2006, based on our estimates. We sold 214 million m2 of wallboard in North America in 2006, 213 million m2 in 2005 and 202 million m2 in 2004. The wallboard industry is competitive in all major North American markets, with production generally concentrated among the major national wallboard producers and two multinational producers: BPB and Lafarge.

Other markets (24.2% of Division Sales for 2006)

We conduct wallboard and related operations in Eastern Europe. In Poland, we recently purchased a formulated products business with a capacity of 50,000 tonnes. In Romania, in 2006 Lafarge started an investment that, starting in June 2007, is expected to triple its production

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 35

Back to Contents

capacity to support market expansion. In Ukraine, a plant with plasterboard capacity of 15 million m2, extendable to 30 million m2, is planned for construction in 2007.

In Turkey, through a joint venture with Dalsan Insaat, we operate a wallboard plant and a construction plaster plant near Ankara. Together, we have started to build a new wallboard plant in Istanbul which is expected to be completed in early 2008 and in 2006 we completed an investment which doubled the plaster production capacity in Ankara.

In South Africa, Lafarge is building a plasterboard plant with a capacity of 15 million m2, in addition to its existing manufacture of gypsum components. It is expected to be completed in the first half of 2007.

In Algeria, Lafarge has started to build a plaster plant with a capacity of 150,000 tonnes. In Saudi Arabia, Lafarge signed in 2005 a joint venture agreement with local players to build a new plaster plant with a capacity of 150,000 tonnes. Both plants are expected to start production in April 2007. In Morocco, we operate a plaster plant with a capacity of 140,000 tonnes.

In Australia, we operate two wallboard plants with a combined annual capacity of approximately 35 million m2. In 2007, we intend to build a plaster compound plant in Altona on the site of the existing wallboard plant.

In Latin America, through companies we control jointly with the Etex Group, we operate one wallboard plant in each of Argentina, Brazil and Chile and a plaster plant in each of Brazil and Chile. In 2007 we plan to build with a joint venture partner a wallboard plant with a capacity of 15 million m2 in Colombia. In Mexico, Lafarge operates through a joint venture with a majority partner, Comex, which venture constructed a new wallboard plant that began operations in January 2007.

In Asia, we conduct gypsum wallboard and related operations through a 50/50 joint venture with Boral Limited, which we manage jointly. At the end of 2006, the joint venture’s wallboard capacity in the region was 306 million m2. The joint venture operates three wallboard plants in South Korea, three in China, one in Malaysia, three in Thailand and two wallboard plants, and several plaster and metal stud plants in these countries. The joint venture intends to build a new wallboard plant in Central West China, which should increase its annual capacity in China to more than 50 million m2 annually. In 2006 work was started to double the capacity of the joint venture’s Dangjin plant in South Korea to 75 million m2. The joint venture completed, mid 2006, the construction of a plasterboard plant in Vietnam, in the Ho Chi Minh City area. This plant is th e first plasterboard plant to be built and operated in Vietnam. The joint venture plans to build a wallboard plant in Rajasthan, India, which is expected to be completed in early 2008.

Our wallboard and related products sales in growing markets totaled 336 million euros and 317 million euros during 2006 and 2005, respectively. These sales accounted for 20.5% and 21.4% of our total wallboard and related products sales for each such year.

3.4	Organizational Structure

See Note 38 to our consolidated financial statements for more information on our principal subsidiaries, including their full legal name and country of incorporation.

Lafarge S.A. is a holding company. We conduct our operations through approximately 1,000 direct and indirect majority owned subsidiaries and around 260 companies in which we have equity participation. We have a large number of operating companies because we conduct operations through several Divisions, our businesses are local in nature and we have installations in over 70 countries.

Lafarge S.A.’s Relationship with its Subsidiaries

Lafarge S.A.’s relationship with its subsidiaries includes a financial component and an assistance component.

The financial component covers the financing by Lafarge S.A. of most of subsidiaries’ operations and the pooling of cash generated by subsidiaries where possible and the repatriation of dividends from subsidiaries.

At December 31, 2006, Lafarge S.A. held approximately 82% of the Group’s debt excluding put options on shares of subsidiaries. Lafarge S.A. has access to short-term and long-term financial markets and large banking networks and provides financing to its subsidiaries through inter-company loans. To fund such loans, we draw primarily on our Euro Medium Term Note program for medium to long-term financings and related Commercial Paper program for short-term financings.

This general financing rule nevertheless has some exceptions. If we cannot obtain financing through these programs in a subsidiary’s local currency, we finance locally to ensure the subsidiary’s operations are financed in the relevant local currency. Also, certain of our consolidated subsidiaries, which have minority shareholders, can access financial markets on their own, and, thus, obtain and carry their own financings.

For those subsidiaries for which it is possible (most subsidiaries located in the euro zone, the United Kingdom and Switzerland), Lafarge S.A. uses a cash pooling program through which cash generated by such subsidiaries is consolidated and managed by Lafarge S.A. in connection with the financing of the subsidiaries’ operations.

PAGE 36  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

The assistance component relates the supply by Lafarge S.A. of an administrative and technical support to the subsidiaries of the Group. Lafarge S.A. also grants rights of use of its brands, patents and its industrial know-how to its various subsidiaries. The activity of research and development is managed by the Lafarge Research Center located in Lyon, France. Regarding the Cement Division, the technical support services are done by the various technical centers of the Group including four major regional technical centers in Lyon, Vienna, Montreal and Kuala Lumpur.

These various services and licenses of use are charged to subsidiaries under franchising contracts, support contracts or brand licenses.

Group Relationship with Minority Shareholders of its Subsidiaries

Beyond some of our subsidiaries which have a broadly dispersed public minority shareholder base, certain others have industrial or financial partners, governmental entities, prior employees or prior owners as minority shareholders. Occasionally, such minority shareholders are required by local laws or regulations (e.g. in the case of a partial privatization). Other times, we have partnered with them to share our business risk. We often have entered into shareholder agreements with such minority shareholders, which agreements contain board membership or other similar provisions, shareholders’ information rights and control provisions. Approximately 19% of our consolidated revenues and 22% current operating income (as defined in Section 4.1 (Overview – Definition)) are derived from subsidiaries that are subject to such agreements. We have not recently experienced any difficulties in managing these subsidiaries vis-à-vis our partners, which could present a risk to our financial structure.

Certain of these shareholder agreements contain exit provisions to the benefit of our minority shareholders that can be exercised at any time, at certain fixed times or in specific instances, such as a continuing disagreement between Lafarge S.A. and the shareholder or a change in control of the relevant subsidiary or Lafarge S.A. In particular, our shareholder agreements relating to our cement operations in Morocco and Egypt, as well as the shareholder agreement concluded with our joint venture partner Boral, contain provisions that enable our partners to buy back our shareholding in these businesses in case of a change in control of Lafarge S.A.

See Note 26(f) to our consolidated financial statements for more information on put options on shares of subsidiaries.

3.5	Environment

Our operations involve the use, release, discharge, disposal, and clean up of substances regulated under regional, national and local environmental laws and regulations, as well as compliance with laws and regulations governing land use and the rehabilitation of exploited quarries.

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

In recent years, we have participated in a number of environmental initiatives. In 2000, we entered into a voluntary environmental conservation partnership with the World Wildlife Fund (“WWF”), and became a founding member of its Conservation Partner program. This partnership was renewed in 2005. Under the renewed agreement, we continue to work on climate change within the framework of our voluntary commitment to reduce our worldwide CO2 emissions by 20% per tonne of cement produced worldwide over the period 1990-2010. Our teams are also working on biodiversity issues, on persistent pollutants and on the development of sustainable construction initiatives.

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

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 37

Back to Contents

allows European Union companies to use credits arising from investments in emission reduction projects in developing countries to comply with their obligations in the European Union.

The Emissions Trading directive came into force on January 1, 2005, and each Member State issued a National Allocation Plan (NAP) defining the amount of allowances allocated to each industrial facility. These NAPs were then approved by the European Commission. In 2006, the NAPs for the second period (2008-2012) have been the subject of preparatory work in each country and preliminary negotiations between national governments and the European authorities. The results and decisions are expected during first half 2007.

The Emissions Trading Directive and its provisions apply to all our cement plants in the European Union and, to a lesser extent to our Gypsum operations. We are operating cement plants in 10 out of the 25 European Union Member States. Allowances that were allocated to these facilities represent some 25 million tonnes of CO2 per year over the 2005-2007 period. Based on our production forecasts, these allowances should cover our needs on a consolidated basis, that is to say after trading allowances between our countries with a deficit and countries with an excess of CO2 allowances. At the end of 2006, we had a small surplus of allowances (approximately 2.5% of the total allowances received), part of which we sold on the market and part of which we held in the accounts of certain Business Units.

In 2006, our capital expenditures and remediation expenses for environmental matters were not material to our financial condition, results of operations or liquidity, nor were environmental liabilities recorded at December 31, 2006. However, our expenditures for environmental matters generally have increased over time and are likely to increase in the future. Because of the complexity of environmental laws, differing environmental requirements throughout the world, and uncertainties surrounding environmental compliance, permitting, technology and related matters, we cannot predict whether capital expenditures and remediation expenses for future environmental matters will materially affect our financial position, results of operations or liquidity.

3.6	Insurance Management

The Group’s general policy in insurance matters is based on the following general principles:

•	implement prevention measures in order to reduce applicable risks;
•

retain exposure to frequency risks through self-insurance and captive insurance techniques and transfer only severity risks to the insurance and reinsurance markets (special attention is paid to the financial strength of market participants);

•	cover under Group-wide insurance policies subsidiaries in which the Group owns a majority shareholding, subject to local regulatory constraints and specific geographical exclusions.

Property Damage Insurance

This insurance program covers property losses (fire, explosion, natural events, etc.), machinery breakdown and ensuing business interruption. This program has a worldwide coverage including North America since July 1, 2006. Assets are insured at their actual cash value. Largest sites are assessed by Independent appraisers in order to establish the asset values covered which vary significantly from one Division to another. Total insured values amount to 21 billion euros. We evaluate potential losses for our largest sites. Based on these studies, the highest “normal loss expectancy” would stand at 112 million euros, an amount for which we are covered.

The Group program carries a policy limit of 200 million euros per event. Following last policy renewal on July 1, 2006, sub limits on natural events coverage have been withdrawn, except for California and Japan with an earthquake sub-limit of 25 million euros.

The risk of business interruption caused by damage to an insured property is generally considered as relatively low. Given the size of our manufacturing network in most countries and within each Division, we are generally in a position to continue our operations with minimal delay. Business interruption risk is generally insured by our subsidiaries, with a deductible of five days following a direct damage and fifteen days following a machinery breakdown. Furthermore, the operation continuity of our plants is not dependent on any particular supplier or sub-contractor.

Lastly, the loss control program continued along the same lines as in previous years. Qualified loss prevention engineers carried out a total of 51 site inspections during 2006.

Liability Insurance

Public liability, product liability, directors and officers liability and environmental impairment policies are the main casualty-related policies. They cover amounts commensurate with the nature of our business activities, the countries in which we operate, our loss experience and the available capacity of the insurance market. Our subsidiary, Lafarge North America Inc. has set up a stand-alone casualty insurance program designed to address the specific liability risks in North America.

PAGE 38  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Insurance Captives

North American Captive insurance companies: these captives cover workers compensation, auto liability and general liability exposures. The deductibles on this coverage range from $1 million to $5 million per claim. The captive insurance companies are used to fund losses under these amounts. Lafarge North America Inc. maintains other insurance programs as appropriate.

Outside North America: the Group has two insurance and two reinsurance captives which are made to absorb the frequency risk of the Group’s subsidiaries. The level of risk retained by these captives stand at 2 million euros per casualty claim and 5 million euros per property damage claim.

The total cost of the Group’s insurance programs, including the risks self-insured via the captives, amounted to 2.98 per thousand of the insured turnover in 2006, representing a reduction of 10% of this ratio compared with the previous year.

3.7	Intellectual Property

Lafarge has a substantial portfolio of intellectual property rights including patents, trademarks, domain names and registered designs, which are used as a strategic tool in the protection of its business activities. We aim to enhance the value of this intellectual property by coordinating, centralizing and establishing our title through patents, trademarks, copyright and other relevant laws and conventions and by using legal and regulatory recourse in the event of infringement of the rights by a third party.

We have an increasing commitment to innovation as reflected by our creation of individual teams specializing in the main areas of intellectual property rights: patents & knowledge management, trademarks and IP agreements. Through these teams, we are implementing a common intellectual property policy across the Group. In 2006, our intellectual property portfolio has grown considerably, in particular, with a 30% increase in the submission of patent applications arising from the Research Centre of the Group.

The Group IP department is also in charge of protecting the Group Trade Name and implementing the necessary legal recourse against third party unauthorized use of the Lafarge name, as well as protecting new product band names. Action against illegal use of the Lafarge name in China has continued during 2006. The trademark portfolio has grown considerable during 2006 with the submission of trademark registrations for new products particularly in the cement and the aggregates & concrete businesses.

The use of, and access to, our intellectual property throughout the Group are governed by the terms of industrial franchise agreements. The industrial franchise agreements provide a series of licenses to our subsidiaries, permitting the use of intangible assets developed by the Group (such as know-how, trademark, trade name, patents and best practices).

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 39

Back to Contents

[THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

PAGE 40  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents
4	Operating and Financial Review and Prospects

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 41

Back to Contents

The discussion in this Chapter 4 should be read in conjunction with our consolidated financial statements prepared in accordance with IFRS, which are included elsewhere in this Report.

IFRS differs in some respects from accounting principles generally accepted in the United States of America (“US GAAP”). A description of the main differences between US GAAP and IFRS is set forth in Notes 36 and 37 to our consolidated financial statements.

Each of our Divisions, as well as our “Other” activities, constitutes a “business segment” for purposes of reporting our results of operations.

4.1	Overview

Summary of our Results for 2006

A number of events and developments stand out for the year 2006.

First and foremost, through a successful tender offer, we acquired the balance of Lafarge North America Inc. that we previously did not own, paying total net cash consideration of 2.8 billion euros. Now, Lafarge North America Inc. is a wholly-owned subsidiary and we can reap 100% of the benefits and cash generation of our operations in the United States and Canada. This transaction allows us to streamline our organization and to seek and pursue growth opportunities more effectively.

Our longstanding strategy of geographical diversification into markets with long term growth potential contributed to strong organic growth mitigating in particular a softening in the United States. In 2006, our operations in growing markets contributed 35% of Group sales and 42% of Group current operating income (as defined further in this Section – Definition), up from five years ago when they accounted for only 28% and 32% respectively. Our 2006 sales grew by 17%, a significant performance considering that it was accomplished without regard to any major acquisitions. Our innovative value-added products contributed to this growth.

Group operating income jumped 23% during 2006, reflecting strong improvement across all three of our Divisions. Such favorable operating performance, along with the accretive effect of our purchase of the minority interests of Lafarge North America Inc. led to a 23% growth in earnings per share despite a higher effective tax rate. Return on capital employed after tax, for continuing operations one of our key profitability measures, gained 0.8 points, rising from 9.0% last year to 9.8% for 2006. Return on capital employed after tax including discontinued operations also increased to 9.4% in 2006 from 8.5% in 2005.

We intensified control over our operations during the year, through the systematic implementation of our “Excellence 2008 strategic plan”, which prioritizes our efforts regarding safety, cost reduction, a more efficient organization and cash flow generation. Regarding safety, we made significant progress in 2006 in reducing workplace accidents that result in sick leave. We will continue to pursue safety improvements as we are convinced that improving safety is a favorable sign of performance. Regarding cost reductions, during the year we focused heavily on preparing, vetting and launching action plans across our entire organization. We are confident in our ability to deliver cost reductions in line with our plans. We also simplified our organization, particularly in North America, where we eliminated a redundant level of management. Cash flow from operations increased in 2006 to 2.6 billion euros, or 27%, a record high for the Group. Further, during the year, we significantly improved our management of working capital. Finally, our divestment program is well underway, focusing on disposing non core assets under favorable conditions.

We also accelerated our internal development program during the year, having launched major cement capital projects in several growing markets: Morocco, Ecuador, Zambia, South Africa and Indonesia. Further, we expanded our production capacities in several mature markets where we believe long term growth potential exists, particularly with two major gypsum projects in the United States, the modernization of our Buchanan plant and the doubling of the capacity of our Silver Grove plant.

In 2006, our financial structure has been extended by the Lafarge North America Inc. minority buy out, leading to a net-debt-to-equity ratio of 83% at December 31, 2006 compared to 59% at December 31, 2005. Our cash flow from operations to net debt ratio slightly decreased to 27% at December 31, 2006 compared to 29% at December 31, 2005.

See Section 3.2 (Investments - Significant divestures).

Recent Events

Roofing. On February 28, 2007, we sold our Roofing business to an investment fund managed by PAI Partners for 1.9 billion in cash and the assumption by the purchaser of 481 million euros of financial debt and pension liabilities as at December 31, 2006. We have retained a 35% stake in the operations sold by investing alongside the fund managed by PAI Partners in the new entity holding the Roofing business.

In compliance with IFRS, the contribution of the Roofing Division to the Group’s consolidated financial statement of income and statement of cash flows, is presented on specific lines for 2006 and all other years presented. In

PAGE 42  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

the Group’s consolidated balance sheet, Roofing assets and liabilities are shown on separate lines for 2006, only, with no restatement for prior years.

See Section 3.2 (Investments - Significant divestures) and Note 3 to our consolidated financial statements for more information.

Turkey. On February 27, 2007 we sold our 50% interest in the Turkish company Yibitas Lafarge Orta Anadolu Cimento to Cimentos de Portugal (Cimpor) for 266 million euros.

Seasonality

Demand for our cement and aggregate & concrete products is seasonal and tends to be lower in the winter months in temperate countries and in the rainy season in tropical countries. We usually experience a reduction in sales on a consolidated basis during the first quarter, reflecting the effect of the winter season in our principal markets in Western Europe and North America, and an increase in sales in the second and third quarters, reflecting the summer construction season.

Critical Accounting Policies

We prepare the consolidated financial statements of Lafarge in conformity with IFRS. We also prepare a reconciliation of our consolidated financial statements to US GAAP. The Notes to our consolidated financial statements summarize the significant accounting policies which we believe are the most critical for fully understanding and evaluating our reported financial results.

See Note 2 to our consolidated financial statements for more information on the significant accounting policies we apply under IFRS and Notes 36 and 37 for a description of the principal differences between IFRS and the US GAAP as they relate to Lafarge.

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

Impairment of Goodwill

In accordance with IAS 36, “Impairment of Assets”, the net book value of goodwill is tested for impairment at least annually, during the second half of the year, to consider factors that may have affected the value and recoverability of the assets.

For the purposes of the test, the Group’s net assets are allocated to Cash Generating Units (CGUs). CGUs generally represent one of our four Divisions in a particular country. A CGU is the smallest identifiable group of assets generating cash inflows independently and represents the level used by the Group to organize and present its activities and results in its internal reporting.

In our goodwill impairment test, we use a combination of a market approach (fair value less costs to sell) and an income approach (value in use). In the market approach, we compare the carrying value of our CGUs with multiples of their operating income before capital gains, impairment, restructuring, other and before amortization and depreciation. For CGUs presenting an impairment risk according to the market approach, we then use the value in use approach. In the value in use approach, we estimate the discounted value of the sum of the expected future cash flows over 10 years periods. If the carrying value of the CGU exceeds the higher of the fair value less costs to sell or the value in use of the related assets and liabilities, we record an impairment of goodwill (in “other operating expenses”).

Evaluations for impairment are significantly impacted by estimates of future prices for our products, the evolution of expenses, economic trends in the local and international construction sector, expectations of long-term development of growing markets and other factors. The results of these evaluations also depend on the discount rates and perpetual growth rates used. We have defined country specific discount rates for each of our CGUs based on their weighted-average cost of capital.

In some cases, we use a third party valuation as part of our impairment test.

See Note 10 to our consolidated financial statements for more information on Goodwill.

Business combinations – Specific treatment related to first-time adoption of IFRS

As permitted by IFRS 1, the Group has not restated the business combinations which predate the transition date (January 1, 2004).

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 43

Back to Contents

Prior to the transition date, the Group has applied the purchase method according to French GAAP to all of its business combinations since January 1, 1989. This method of accounting differs from the requirements of IFRS 3; the principal differences are as follows:

•

under French GAAP, the criteria relating to the recognition of restructuring provisions at the acquisition date are less restrictive than those under IFRS and such amounts can include certain costs relating to restructuring of the acquirer’s operations;

•	under French GAAP, acquired goodwill is amortized over the expected period of benefit, not to exceed 40 years; goodwill is not amortized under IFRS;
•

under French GAAP, adjustments to deferred tax assets recorded after the end of the first full financial year following the acquisition are recorded within the income statement; they result in a reduction in the carrying amount of goodwill under IFRS.

Before January 1, 1989, positive and negative goodwill were written off against retained earnings.

Pension Plans and Other Postretirement Benefits

Accounting rules for pension plans and other postretirement benefits require us to make certain assumptions that have a significant impact on the expenses and liabilities that we record for pension plans, end of service indemnities, and other post employment benefits.

The main defined pension plans and other postretirement benefits provided to employees for continuing operations by the Group are in the United Kingdom and North America (the United States of America and Canada). The related projected benefit obligations as of December 31, 2006 represent 63% and 24%, respectively, of the Group’s total obligations in respect of pension plans, end of service indemnities and other post employment benefits.

See Note 24 to our consolidated financial statements for more information on the primary assumptions made to account for pension plans, end of service indemnities and other post employment benefits.

Our pension and other postretirement benefit obligations are impacted by the 2006 discount rates, which reflect the rate of long-term high-grade corporate bonds. The impact of decreasing the discount rate assumption by one percentage point as of December 31, 2006 for the valuation of the most significant benefit plans located in the United Kingdom and North America would have been to increase the total benefit obligation by approximately 568 million euros.

Because of the typically long-term nature of the Group’s obligations in respect of its main post employment benefit plans, and the short-term volatility of financial markets, which has an impact on both the discount rate used and actual investment returns obtained, our accounting standards require recognition of differences between expected and actual investment returns, as well as any impact of a modification of discount rates used, over the expected remaining active life of beneficiaries.

Actuarial gains and losses are amortized through consolidated income statement applying the “corridor” method.

Environmental Costs

Costs incurred that result in future economic benefits, such as extending useful lives, increasing capacity or safety, and those costs incurred to mitigate or prevent future environmental contamination are capitalized. When we determine that it is probable that a liability for environmental costs exists and that its resolution will result in an outflow of resources, an estimate of the future remediation is recorded as a provision without the offset of contingent insurance recoveries (only virtually certain insurance recoveries are recorded as an asset in the balance sheet). When we do not have a reliable reversal time schedule or when the effect of the passage of time is not significant, the provision is calculated based on undiscounted cash flows.

Environmental costs, which are not included above, are expensed as incurred.

See Note 25 to our consolidated financial statements.

Site Restoration

When we are legally, contractually or constructively required to restore a quarry site, we accrue the estimated costs of site restoration and amortize them to cost of sales on a units-of-production basis over the operating life of the quarry. The estimated future costs for known restoration requirements are determined on a site by site basis and are calculated based on the present value of estimated future costs.

See Note 25 to our consolidated financial statements.

Income Taxes

In accordance with IAS 12 – Income Taxes, deferred income taxes are accounted for by applying the balance-sheet liability method to temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance sheet (including tax losses available for carry forward). Deferred taxes are measured

PAGE 44  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

by applying currently enacted or substantially enacted tax laws. Deferred tax assets are recognized and their recoverability is then assessed. If it is not probable that a deferred tax asset will be recovered in future years, we record a valuation allowance to reduce the deferred tax asset to the amount that is probable to be recovered.

We offset deferred tax assets and liabilities in the balance sheet if the entity has a legally enforceable right to offset current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxing authority.

We compute our income tax obligations in accordance with the prevailing tax legislation in the countries where the income is earned.

See Note 23 to our consolidated financial statements.

Accounting Standards Issued but not yet Adopted

See Notes 2(y) and 36(8) to our consolidated financial statements for disclosures relating to accounting standards issued under IFRS and US GAAP, respectively, but not yet adopted by us.

Effects on our Reported Results of Changes in the Scope of our Operations and Currency Fluctuations

Changes in the scope of our operations, such as acquisitions and divestitures, together with changes in how we account for our business units, such as a change from proportionate to global consolidation, may increase or decrease our consolidated sales and operating income before capital gains, impairment, restructuring and other in comparison to a prior year and thus make it difficult to discern the evolution of the underlying performance of our operations.

Changes in the Scope of our Operations

In order to provide a meaningful analysis between any two years (referred to below as the “current” year and the “prior” year), sales and operating income before capital gains, impairment, restructuring and other are adjusted in order to compare the two years at a constant scope of consolidation. With respect to businesses entering the scope of consolidation at any time during the two years under comparison, current year sales and operating income before capital gains, impairment, restructuring and other are adjusted in order to take into account the contribution of these businesses during the current year only for a period of time identical to the period of their consolidation in the prior year. With respect to businesses leaving the scope of consolidation at any time during the two years under comparison, prior year sales and operating income before capital gains, impairment, restructuring and other are adjusted in order to take into account the contribution of these businesses during the prior year only for a period of time identical to the period of their consolidation in the current year.

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

Definition

The Group has included the subtotal “Operating income before capital gains, impairment, restructuring and other” (which we commonly refer to as “current operating income” in our other shareholder and investor communications; “current operating income” hereinafter) on the face of consolidated statement of income. This measure excludes those elements of our operating results that are by nature unpredictable in their amount and/or in their frequency, such as capital gains, asset impairments and restructuring costs. While these amounts have been incurred in recent years and may recur in the future, historical amounts may not be indicative of the nature or amount of these charges, if any, in future periods. The Group believes that the subtotal “Operating income before capital gains, impairment, restructuring and other” is useful to users of the Group’s financial statements as it provides them with a measure of our operating results which excludes these elements, enhancing the predictive value of our financial statements and provides information regarding the results of the Group’s ongoing trading activities that allows investors to better identify trends in the Group’s financial performance.

In addition, operating income before capital gains, impairment, restructuring and other is a major component of the Group’s key profitability measure, return on capital employed (which is calculated by dividing the sum of “Operating income before capital gains, impairment, restructuring and other”, after tax and income from

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 45

Back to Contents

associates by the average of capital employed). This measure is used by the Group internally to: a) manage and assess the results of its operations and those of its business segments, b) make decisions with respect to investments and allocation of resources, and c) assess the performance of management personnel. However, because this measure has limitations as outlined below, the Group limits the use of this measure to these purposes.

The Group’s subtotal within operating income may not be comparable to similarly titled measures used by other entities. Further, this measure should not be considered as an alternative for operating income as the effects of capital gains, impairment, restructuring and other amounts excluded from this measure do ultimately affect our operating results and cash flows. Accordingly, the Group also presents “operating income” within the consolidated statement of income which encompasses all amounts which affect the Group’s operating results and cash flows.

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

See Section 4.4 (Liquidity and capital resources - level of debt and financial ratios at December 31, 2006) for the value of these ratios in 2006, 2005 and 2004.

As shown in the table below, our net debt is defined as the sum of our long-term debt excluding put options on shares of subsidiaries, short-term debt and current portion of long-term debt excluding put options on shares of subsidiaries, derivative instruments liabilities – non-current, derivative instruments liabilities – current and put options on shares of subsidiaries less our cash and cash equivalents, derivative instruments assets – non-current and derivative instruments assets-current.

(MILLION EUROS)	2006	2005	2004

Long-term debt excluding put options on shares of subsidiaries	9,215	6,856	6,959
Short-term debt and current portion of long-term debt excluding put options on shares of subsidiaries	1,553	1,886	1,387
Derivative instruments liabilities - non-current	20	10	29
Derivative instruments liabilities - current	25	88	43
Put options on shares of subsidiaries	317	263	299
Cash and cash equivalents	(1,155)	(1,735)	(1,550)
Derivative instruments assets - non-current	(70)	(49)	––
Derivative instruments assets - current	(60)	(98)	(209)

NET DEBT	9,845	7,221	6,958

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

We calculate the cash flow from operations to net debt ratio by dividing our cash flow from operations by our net debt as computed above. Cash flow from operations is the net cash provided by operating activities, less changes in operating working capital items, excluding financial expenses and income taxes, as follows:

(MILLION EUROS)	2006	2005*	2004*

Net cash provided by operating activities	2,382	1,751	1,671
- Changes in operating working capital items, excluding financial expenses and income taxes	(257)	(334)	(251)

CASH FLOW FROM OPERATIONS	2,639	2,085	1,922

______________
*	Figures have been adjusted as mentioned in Note 3 following the contemplated divestment of the roofing division and are therefore not comparable with those presented in the 2005 Annual Report.

PAGE 46  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Return on Capital Employed after Tax

One of the key profitability measures used by our Group and Division management for each Division is the “return on capital employed after tax”. This non-GAAP measure is calculated by dividing the sum of “current operating income after tax” and “income from associates” by the average of “capital employed” at the ends of the current and prior year.

In all years, return on capital employed after tax is determined using a constant tax rate in order to allow comparison from one year to the other. This tax rate is at 28.6%, which was the 2003 effective consolidated tax rate.

See Note 4 to our consolidated financial statements for more information on the current operating income, the share of “income from associates” and the “capital employed by Division”.

For 2006, 2005 and 2004, return on capital employed after tax for each Division and the Group was calculated as follows:

2006	CURRENT OPERATING INCOME	CURRENT OPERATING INCOME AFTER TAX	INCOME FROM ASSOCIATES	CURRENT OPERATING INCOME AFTER TAX WITH INCOME FROM ASSOCIATES	CAPITAL EMPLOYED AT DECEMBER 31, 2006	CAPITAL EMPLOYED AT DECEMBER 31, 2005	AVERAGE CAPITAL EMPLOYED	RETURN ON CAPITAL EMPLOYED AFTER TAX %

(MILLION EUROS)	(A)	(B) = (A)x(1-28.6%)	(C)	(D) = (B)+(C)	(E)	(F)	(G) = ((E)+(F))/2	(H) = (D)/(G)

Cement	2,103	1,501	3	1,504	15,182	13,982	14,582	10.3
Aggregates & Concrete	564	403	11	414	4,585	3,932	4,258	9.7
Gypsum	198	141	16	157	1,433	1,267	1,350	11.7
Other	(93)	(66)	––	(66)	163	290	226	N/A

TOTAL FOR CONTINUING OPERATIONS	2,772	1,979	30	2,009	21,363	19,471	20,416	9.8

TOTAL INCLUDING DISCONTINUING OPERATIONS	2,916	2,082	34	2,116	23,611	21,652	22,632	9.4

2005	CURRENT OPERATING INCOME	CURRENT OPERATING INCOME AFTER TAX	INCOME FROM ASSOCIATES	CURRENT OPERATING INCOME AFTER TAX WITH INCOME FROM ASSOCIATES	CAPITAL EMPLOYED AT DECEMBER 31, 2006	CAPITAL EMPLOYED AT DECEMBER 31, 2005	AVERAGE CAPITAL EMPLOYED	RETURN ON CAPITAL EMPLOYED AFTER TAX %

(MILLION EUROS)	(A)	(B) = (A)x(1-28.6%)	(C)	(D) = (B)+(C)	(E)	(F)	(G) = ((E)+(F))/2	(H) = (D)/(G)

Cement	1,770	1,264	8	1,272	13,982	12,167	13,075	9.7
Aggregates & Concrete	398	284	8	292	3,932	3,337	3,634	8.1
Gypsum	151	108	15	123	1,267	1,147	1,207	10.2
Other	(73)	(52)	—	(52)	290	139	215	N/A

TOTAL FOR CONTINUING OPERATIONS	2,246	1,604	31	1,635	19,471	16,790	18,131	9.0

TOTAL INCLUDING DISCONTINUING OPERATIONS	2,357	1,683	38	1,721	21,652	18,908	20,280	8.5

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 47

Back to Contents

2004	CURRENT OPERATING INCOME	CURRENT OPERATING INCOME AFTER TAX	INCOME FROM ASSOCIATES	CURRENT OPERATING INCOME AFTER TAX WITH INCOME FROM ASSOCIATES	CAPITAL EMPLOYED AT DECEMBER 31, 2006	CAPITAL EMPLOYED AT DECEMBER 31, 2005	AVERAGE CAPITAL EMPLOYED	RETURN ON CAPITAL EMPLOYED AFTER TAX %

(MILLION EUROS)	(A)	(B) = (A)x(1-28.6%)	(C)	(D) = (B)+(C)	(E)	(F)	(G) = ((E)+(F))/2	(H) = (D)/(G)

Cement	1,597	1,140	40	1,180	12,167	12,182	12,175	9.7
Aggregates & Concrete	357	255	5	260	3,337	3,061	3,199	8.2
Gypsum	132	94	13	107	1,147	1,166	1,156	9.3
Other	(47)	(34)	6	(28)	139	198	169	N /A

TOTAL FOR CONTINUING OPERATIONS	2,039	1,455	64	1,519	16,790	16,607	16,699	9.1

TOTAL INCLUDING DISCONTINUING OPERATIONS	2,201	1,572	74	1,646	18,908	18,725	18,817	8.7

4.2	Results of Operations for the Fiscal Years ended December 31, 2006 and 2005

All data presented in the discussions below and elsewhere in this Chapter 4 regarding sales, current operating income and sales volumes, include the proportional contributions of our proportionately consolidated subsidiaries.

Consolidated Sales and Current Operating Income

Sales

Consolidated sales increased by 16.7% to 16,909 million euros from 14,490 million euros in 2005. Organic growth, benefiting from the Group’s solid positions, was the main driver of this improvement. At constant scope of consolidation and exchange rates, sales rose by 13.9% for the full year, enjoying overall favorable market conditions and active price management to cover sharp increases in costs in most of our markets.

Currency fluctuations had a positive impact of 123 million euros or 1.0%, reflecting mainly the strong appreciation against the euro of the Canadian dollar, the South Korean won and the Brazilian real, partly offset by the weakness of the South-African rand and the U.S. dollar. Changes in the scope of consolidation had a net positive impact of 285 million euros or 1.8%, largely due to acquisitions of aggregates and concrete operations in Central Europe and North America, to the acquisition of joint venture interests in Western Europe and to the formation of the cement joint venture with Shui On in China, including the acquisition by the joint venture of operations in Yunnan, in 2006.

Contributions to our sales by Division (before elimination of inter-Division sales) for the years ended December 31, 2006 and 2005, and the related percentage changes between the two periods were as follows:

SALES	2006	VARIATION 2006/2005	2005

	(MILLION EUROS)	(%)	(MILLION EUROS)

Cement	9,641	16.0	8,314
Aggregates & Concrete	6,449	19.6	5,392
Gypsum	1,632	10.3	1,479
Other	14	(44.0)	25
Elimination of inter-Division sales	(827)	14.9	(720)

TOTAL	16,909	16.7	14,490

PAGE 48  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Contributions to our consolidated sales by Division (after elimination of inter-Division sales) for the years ended December 31, 2006 and 2005, and the related percentage changes between the two periods were as follows:

SALES	2006	VARIATION 2006/2005		2005

	(MILLION EUROS)	(%)	(%)	(MILLION EUROS)	(%)

Cement	8,847	52.3	16.0	7,624	52.6
Aggregates & Concrete	6,439	38.1	19.6	5,382	37.1
Gypsum	1,610	9.5	10.1	1,462	10.1
Other	13	0.1	(40.9)	22	0.2

TOTAL	16,909	100.0	16.7	14,490	100.0

At constant scope and exchange rates, the changes in sales by Division between the years ended December 31, 2006 and 2005, were as follows:

	2006			2005					VARIATION 2006/2005

CHANGES IN SALES BY DIVISION	ACTUAL	SCOPE EFFECT OF ACQUISITIONS	ON A COMPARABLE BASIS	ACTUAL	SCOPE EFFECT OF DISPOSALS	AT CONSTANT SCOPE	CURRENCY FLUCTUATION EFFECTS	ON A COMPARABLE BASIS	% GROSS CHANGE ACTUAL	% CHANGE AT CONSTANT SCOPE AND EXCHANGE RATES

(MILLION EUROS)	(A)	(B)	(C) = (A)-(B)	(D)	(E)	(F) = (D)+(E)	(G)	(H) = (F)+(G)	(I) = (A-D)/(D)	(J) = (C-H)/(H)

Cement	9,641	142	9,499	8,314	(43)	8,271	64	8,335	16.0	13.9
Aggregates & Concrete	6,449	336	6,113	5,392	(108)	5,284	67	5,351	19.6	14.2
Gypsum	1,632	1	1,631	1,479	(19)	1,460	2	1,462	10.3	11.5
Other	14	—	14	25	(7)	18	—	18	(44,0)	(22,2)
Elimination of inter-Division sales	(827)	(36)	(791)	(720)	19	(701)	(10)	(711)	N/A	N/A

TOTAL	16,909	443	16,466	14,490	(158)	14,332	123	14,455	16.7	13.9

Current Operating Income

Current operating income grew by 23.4% to 2,772 million euros from 2,246 million euros in 2005. Currency fluctuations and changes in the scope of consolidation had both a marginal impact. At constant scope and exchange rates, current operating income increased 23.1%. All Divisions benefited from solid growth. As a percentage of sales, current operating income represented 16.4% in 2006, compared to 15.5% in 2005.

Group return on capital employed after tax(1) for continuing operations increased to 9.8% in 2006 from 9.0% in 2005, benefiting from solid performance in our operations and despite the increase in capital employed resulting mainly from the acquisition of Lafarge North America Inc. minority interests in May 2006. Group return on capital employed after tax including discontinued operations also increased to 9.4% in 2006 from 8.5% in 2005.

______________

(1)	See Section 4.1 (Reconciliation of our non-GAAP financial measures).

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 49

Back to Contents

Contributions to our current operating income by Division for the years ended December 31, 2006 and 2005, and the related percentage changes between the periods were as follows:

CURRENT OPERATING INCOME	2006	VARIATION 2006/2005		2005

	(MILLION EUROS )	( %)	( %)	(MILLION EUROS )	( %)

Cement	2,103	75.9	18.8	1,770	78.9
Aggregates & Concrete	564	20.3	41.7	398	17.7
Gypsum	198	7.1	31.1	151	6.7
Other	(93)	(3,3)	—	(73)	(3.3)

TOTAL	2,772	100.0	23.4	2,246	100.0

At constant scope and exchange rates, the changes in consolidated current operating income by Division between the years ended December 31, 2006 and 2005 were as follows:

	2006			2005					VARIATION 2006/2005

CHANGES IN CONSOLIDATED CURRENT OPERATING INCOME BY DIVISION	ACTUAL	SCOPE EFFECT OF ACQUISITIONS	ON A COMPARABLE BASIS	ACTUAL	SCOPE EFFECT OF DISPOSALS	AT CONSTANT SCOPE	CURRENCY FLUCTUATION EFFECTS	ON A COMPARABLE BASIS	% GROSS CHANGE ACTUAL	% CHANGE AT CONSTANT SCOPE AND EXCHANGE RATES

(MILLION EUROS)	(A)	(B)	(C) = (A)-(B)	(D)	(E)	(F) = (D)+(E)	(G)	(H) = (F)+(G)	(I) = (A-D)/(D)	(J) = (C-H)/(H)

Cement	2,103	(5)	2,108	1,770	(9)	1,761	15	1,776	18.8	18.7
Aggregates & Concrete	564	20	544	398	(7)	391	(1)	390	41.7	39.6
Gypsum	198	—	198	151	(3)	148	—	148	31.1	33.7
Other	(93)	(2)	(91)	(73)	—	(73)	—	(73)	—	—

TOTAL	2,772	13	2,759	2,246	(19)	2,227	14	2,241	23.4	23.1

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

Certain volume information is also presented “by market of destination”. Such information represents domestic volumes for the relevant market plus imports into this market.

PAGE 50  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Cement

SALES AND CURRENT OPERATING INCOME	2006	2005	VARIATION 2006/2005	VARIATION AT CONSTANT SCOPE AND EXCHANGE RATES

	(MILLION EUROS)	(MILLION EUROS)	(%)	(%)
SALES	9,641	8,314	16.0	13.9
CURRENT OPERATING INCOME	2,103	1,770	18.8	18.7

Sales

Contributions to our sales by geographic origin of sale for the years ended December 31, 2006 and 2005, and the related percentage changes between the two periods, were as follows:

SALES	2006		VARIATION 2006/2005	2005

	(MILLION EUROS)	(%)	(%)	(MILLION EUROS)	(%)
Western Europe	2,823	29.3	11.5	2,532	30.5
North America	1,977	20.5	12.6	1,756	21.1
Mediterranean Basin	636	6.6	19.1	534	6.4
Central & Eastern Europe	778	8.0	33.2	584	7.0
Latin America	616	6.4	15.3	534	6.4
Sub-Saharan Africa	1,517	15.7	18.4	1,281	15.4
Asia	1,294	13.5	18.4	1,093	13.2

SUB-TOTAL BEFORE ELIMINATION OF INTER-DIVISION SALES	9,641	100.0	16.0	8,314	100.0

Sales of the Cement Division increased by 16.0% to 9,641 million euros, from 8,314 million euros in 2005. Currency fluctuations had a 64 million euro or 0.9% positive impact on sales. Changes in the scope of consolidation had a net positive impact of 99 million euros, or 1.2%, resulting primarily from the formation of the Lafarge Shui On joint venture in China, including its acquisition of operations in Yunnan in August 2006.

At constant scope and exchange rates, our sales grew by 13.9% (19.7% in the first quarter 2006 compared to the first quarter 2005, 13.2% in the second quarter 2006, 12.3% in the third quarter 2006 and 12.2% in the fourth quarter 2006). This strong sales growth was driven by good market conditions in most of our markets. Volumes sold reached 131.8 million tonnes compared to 123.2 million tonnes in 2005.

Current Operating Income

Contributions to our current operating income by region for the years ended December 31, 2006 and 2005, and the related percentage changes between the periods, were as follows:

CURRENT OPERATING INCOME	2006		VARIATION 2006/2005	2005

	(MILLION EUROS)	(%)	(%)	(MILLION EUROS)	(%)
Western Europe	699	33.2	12.2	623	35.2
North America	366	17.4	14.0	321	18.2
Mediterranean Basin	216	10.3	8.5	199	11.2
Central & Eastern Europe	256	12.2	43.0	179	10.1
Latin America	129	6.1	2.4	126	7.1
Sub-Saharan Africa	305	14.5	20.1	254	14.4
Asia	132	6.3	94.1	68	3.8

TOTAL	2,103	100.0	18.8	1,770	100.0

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 51

Back to Contents

Current operating income grew by 18.8% to 2,103 million euros in 2006, compared to 1,770 million euros in 2005. Currency fluctuations had a positive impact of 1% or 15 million euros. Net changes in the scope of consolidation had a net negative impact of 14 million euros, primarily arising from the formation of the Lafarge Shui On joint venture in China.

At constant scope and exchange rates, current operating income rose by 18.7%. As a percentage of the Division’s sales, current operating income represented 21.8% in 2006, compared to 21.3% in 2005. Current operating income improved both from volume growth and price increases in most of our markets, in a context of rising energy, transportation and raw material costs and of additional cement and clinker purchases.

Return on capital employed after tax(1) was up in 2006 at 10.3% compared to 9.7% in 2005.

Western Europe

Sales

In Western Europe, sales totaled 2,823 million euros, an increase of 11.5% compared to 2005.

Domestic sales, at constant scope and exchange rates, increased by 11.6%. Volumes sold in Western Europe by destination, at 33.8 million tonnes, were up 6% compared with 2005. Domestic volumes, at constant scope, increased by 5.5% compared to 2005:

•	in France, domestic sales were up by 10.6% as a result of volume growth in a strong building sector throughout the year;
•	in the United Kingdom, domestic sales grew by 8.6% driven by prices with slightly enhanced volumes stemming from modest market growth;
•	Spain continued to record favorable trends in construction spending. Domestic sales growth at 12.3% benefited mainly from increased prices;
•	in Germany, domestic sales were up 12.8% as a result of a steady recovery in prices supported by higher volumes;
•

in Greece, domestic sales growth of 18.7% was driven by strong market conditions, in terms of both volumes and prices. The market in Greece was boosted in 2006 by a dynamic residential sector in anticipation of increased taxation.

Current Operating Income

Current operating income in Western Europe increased by 12.2% to 699 million euros compared to 623 million euros in 2005. Foreign exchange fluctuations and consolidation scope variation had a limited impact.

At constant scope and exchange rates, 2006 current operating income increased by 11.9%:

•

in France, the strong construction market led to robust growth in current operating income, despite our need to purchase cement to meet demand in a sold out market and with pricing conditions offsetting higher energy expenses;

•	in Spain, current operating income improved mainly as the result of increased prices, the favorable effect of volume increase being mitigated by additional clinker purchases to meet demand;
•	in the United Kingdom, current operating income increased significantly as the result of growth in volumes and successful price increases that offset sharp energy cost increases;
•	in Germany, a combination of stronger volumes and steady improvement in prices increased current operating income slightly compared to last year;
•	in Greece, excellent domestic market trends led to a strong increase in current operating income, in spite of an environment of increasing costs.

North America

Sales

Sales increased strongly by 12.6% to 1,977 million euros compared to 1,756 million euros in 2005, with robust price increases more than offsetting the impact of decreased residential activity in most U.S. markets.

Domestic sales, at constant scope and exchange rates, increased by 11.7%. While volumes sold in North America by destination, at 20.7 million tonnes, decreased by 2.4%, domestic volumes, at constant scope, were slightly down 0.7% compared to 2005. With respect to geographic mix, trends varied across the regions, with sustained demand displayed in the West and Southeast while demand was soft in the Northeast and Lakes regions. Pricing remained firm, well above last year levels, benefiting from price increases in all markets during the first quarter and in selected markets in the third quarter.

Current Operating Income

Current operating income in North America grew by 14.0% to 366 million euros compared to 321 million euros in 2005. Currency fluctuations had a positive impact of 8 million euros.

At constant exchange rates, current operating income grew by 11.1%, reflecting favorable pricing trends. This significant increase in current operating income was achieved in spite of cost pressure, in particular purchases costs of cement and logistics costs which were however limited by an optimized repositioning of product across regions.

(1)	See Section 4.1 (Reconciliation of our non-GAAP financial measures).

PAGE 52  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Growing Markets

Sales

In growing markets, our sales increased by 20.2% to 4,841 million euros, compared to 4,026 million euros in 2005. Growing markets accounted for 50.2% of the Division’s sales in 2006, compared to 48.4% in 2005. Overall, growing market sales increased by 16.8% at constant scope and exchange rates. Volumes sold in growing markets by destination, at 77.3 million tonnes for 2006, grew by 10.3%.

At constant scope, yearly domestic volumes in growing markets increased by 8.2%, reflecting strong domestic market growth in all regions, but to a lesser extent in Asia.

In the Mediterranean Basin, our sales increased in 2006 by 19.1% to 636 million euros.

At constant scope and exchange rates, domestic sales increased by 24.2%. Volumes sold in the Mediterranean Basin by destination at 12.0 million tonnes, grew by 14.3%. Domestic volumes, at constant scope, grew by 9.9%:

•

in Turkey and Egypt, we achieved significant domestic volume growth in very active construction sectors. In addition, good pricing trends led to very solid domestic sales growth. In Egypt, the government announcement to control market prices had only a moderate impact on our operations during the year;

•	in Jordan, sales grew significantly from price increases in the context of successive energy price increases, even though volumes dropped during the second half of the year compared to 2005;
•	in Morocco, strong domestic sales growth was driven by robust volumes.

Our sales in Central and Eastern Europe rose by 33.2% in 2006 to 778 million euros.

At constant scope and exchange rates, domestic sales increased by 29.8%. Volumes sold in Central and Eastern Europe by destination, at 13.3 million tonnes, grew by 18.8%. Domestic volumes, at constant scope, grew by 17.5%:

•	in Romania and Poland, strong domestic sales were driven mainly by volumes in favorable residential and infrastructure sectors;
•	in Russia, strong domestic sales growth was fueled by a positive price trend;
•	in Serbia, high domestic volumes and price growth resulted in solid domestic sales improvement.

In Latin America, our sales were up in 2006 by 15.3% to 616 million euros.

At constant scope and exchange rates, domestic sales increased by 11.3%. Volumes sold in Latin America by destination, at 7.6 million tonnes, grew by 10.1%. Domestic volumes, at constant scope, increased 12.5%:

•

in Brazil, domestic sales were down by 10.3%, suffering from a 17.7% decline in prices due to fierce competition. Prices stabilized at their end of 2005 levels, thus being stable in the fourth quarter year on year;

•	in Venezuela, cement demand was strongly boosted by high levels of construction sector activity. In such environment, domestic sales grew by 39.8%;
•	in Chile, domestic sales increased modestly by 1.3% in a rather difficult competitive environment;
•	Honduras and Ecuador recorded strong increases in sales.

In the Sub-Saharan Africa region, our sales grew by 18.4% to 1,517 million euros in 2006.

At constant scope and exchange rates, domestic sales increased by 18.1%. Volumes sold by destination in the Sub-Saharan Africa region, at 13.3 million tonnes, grew by 3.9%. Domestic volumes, at constant scope, increased 8.0%:

•	in Nigeria, pricing conditions and domestic volume increase led to a 34.5% increase in domestic sales which were sustained by solid plant performance;
•	in South Africa, domestic volumes increased by 0.8% due to logistics and production constraints following a kiln fire early this year;
•	in Kenya, with strong market conditions favored by active residential and non residential sectors, domestic sales increased by 18.0%;
•	in Cameroon, domestic sales grew by 9.4% in a strongly growing market environment;
•

in South East Africa, which covers Zambia, Malawi, and Tanzania, domestic sales grew solidly with strong volume and pricing conditions in Malawi and Tanzania, while Zambia sales suffered from a less favorable environment.

In Asia, our operations recorded sales growth of 18.4% to 1,294 million euros in 2006. The net positive scope effect resulting from our Shui On joint venture and the acquisition by the joint venture of the Yunnan operations amounted to 56 million euros.

At constant scope and exchange rates, domestic sales were up 7.9% compared with 2005. Volumes sold in Asia by destination, at 31.1 million tonnes, grew by 8.4%. Domestic volumes, at constant scope, grew 2.3%:

•

in Malaysia domestic sales increased by 8.6%, driven by strong price recovery. However, domestic volumes dropped slightly as benefits from the Malaysia Government 9th plan have yet to be felt in the market;

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 53

Back to Contents
•

in the Philippines, domestic sales were up 4.6% as a result of price increases, while volumes were slightly down in a relatively weak market which has yet to benefit from announced infrastructure spending;

•

in South Korea, domestic sales declined by 3.1% despite better volumes, as prices remain down in a still difficult market. Government initiatives in 2005, to dampen property price inflation, led to tough competition between domestic producers and importers;

•	in India, markets were well oriented and prices improved, leading to domestic sales growth of 21.7%;
•	in Indonesia, our volumes were up in an active market. Both higher volumes and improved pricing led to a domestic sales increase of 26.2%;
•	in China, domestic sales grew by 27.3%, benefiting from strong market demand and from our additional production capacity in the Chongqing and Dujiangyan area.

Current Operating Income

Current operating income in growing markets rose by 25.7% in 2006 to 1,038 million euros compared to 826 million euros in 2005, representing 49.4% of the Cement Division’s current operating income, compared to 46.7% in 2005. Currency fluctuations had a positive impact on current operating income of 7 million euros. Changes in the scope of consolidation had a negative impact of 12 million euros arising primarily from the formation of the Lafarge Shui On joint venture in China.

Current operating income at constant scope and exchange rates grew by 26%.

In the Mediterranean Basin, current operating income in 2006 increased by 8.5% to 216 million euros compared to 199 million euros in 2005.

Current operating income at constant scope and exchange rates grew by 10.1%:

•	growth was particularly strong in Turkey and Egypt, with well oriented markets offering good pricing conditions that offset a sharp rise in energy costs;
•	in Jordan, current operating income was flat for the year despite selling price increases, as fuel prices surged and cement and clinker were purchased to meet increasing demand in the first half year;
•	in Morocco, current operating income benefited from increased volumes and from the start up of a new production line in Bouskoura in May 2006.

In Central and Eastern Europe, current operating income increased by 43.0% to 256 million euros compared to 179 million euros in 2005.

Current operating income at constant scope and exchange rates improved by 38.9% with most countries in the region showing improved results:

•	in Romania, current operating income increased significantly as a result of favorable market conditions in both domestic and export markets;
•	in Poland, volume growth was the main driver of the increase in current operating income;
•	in Russia, price improvements translated into a strong increase in current operating income;
•	in Serbia, increased sales delivered better current operating income.

In Latin America, current operating income was up 2.4% to 129 million euros from 126 million euros in 2005.

At constant scope and exchange rates, current operating income increased 1.1%:

•

in Brazil, lower average prices in 2006 combined with a sharp rise in energy costs led to a significant deterioration in current operating income year on year. In the fourth quarter, this deterioration was minimal, as prices stabilized at their end of 2005 level;

•	Venezuela and Honduras recorded solid growth primarily from better volumes in Venezuela, and better volumes and prices in Honduras;
•	in Chile and Ecuador, current operating income also improved compared to 2005.

In Sub-Saharan Africa, current operating income increased by 20.1% to 305 million euros in 2006.

At constant scope and exchange rates, current operating income grew by 20.9% with the majority of this growth coming from Nigeria and to a lesser extent from Kenya:

•	in Nigeria favorable pricing and volumes, as well as improved plant performance generated significant operating income growth;
•	in South Africa, increased clinker purchases in the first six months of the year, following a kiln fire at our Lichtenburg plant, resulted in only modest growth in current operating income;
•	in Kenya, current operating income rose sharply from both increased volumes and prices;
•	in Uganda and in Cameroon, higher cement and clinker import costs led to a decrease in current operating income, while in Zambia, current operating income suffered from lower volumes.

In Asia, current operating income increased by 94.1% to 132 million euros in 2006.

At constant scope and exchange rates, current operating income increased by 110.4% with a large contribution

PAGE 54  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

from Malaysia and significant progress in a few other countries:

•	in Malaysia, strong price recovery led to improved current operating income;
•	in the Philippines, the increase in prices was the main driver of the improvement in current operating income;
•	in India, current operating income was also favorably affected by improved pricing;
•

in China, the current operating income of our Shui On joint venture was favorably affected by new production lines in the Lafarge legacy plants in the Chongqing and Dujiangyan areas. Progress has also been achieved in the plants formerly owned by Shui On;

•	Market conditions in South Korea remained difficult, with 2006 current operating income being slightly down;
•

in Indonesia, despite a strong improvement in domestic sales, current operating income decreased from 2005, which benefited from business interruption insurance proceeds following the December 2004 tsunami.

Aggregates & Concrete

SALES AND CURRENT OPERATING INCOME	2006	2005	VARIATION 2006/2005	VARIATION AT CONSTANT SCOPE AND EXCHANGE RATES

	(MILLION EUROS)	(MILLION EUROS)	(%)	(%)
SALES	6,449	5,392	19.6	14.2

CURRENT OPERATING INCOME	564	398	41.7	39.6

Sales

Contributions to our sales by activity and by geographic origin of sale for the years ended December 31, 2006 and 2005, and the related percentage changes between the two periods were as follows:

SALES	2006		VARIATION 2006/2005	2005

	(MILLION EUROS)	(%)	(%)	(MILLION EUROS)	(%)
AGGREGATES & RELATED PRODUCTS	3,344		18.1	2,831
Of which pure Aggregates:
Western Europe	1,058	43.3	12.9	937	45.6
North America	1,134	46.4	20.5	941	45.8
Other regions	252	10.3	43.2	176	8.6

TOTAL PURE AGGREGATES	2,444	100.0	18.9	2,054	100.0

READY MIX CONCRETE & CONCRETE PRODUCTS	3,555		21.2	2,932

Of which Ready-mix Concrete:
Western Europe	1,542	45.7	25.7	1,227	44.2
North America	1,145	33.9	18.3	968	34.8
Other regions	686	20.4	17.5	584	21.0

TOTAL READY MIX CONCRETE	3,373	100.0	21.4	2,779	100.0

Eliminations of intra Aggregates & Concrete sales	(450)			(371)

TOTAL AGGREGATES & CONCRETE BEFORE ELIMINATION OF INTER-DIVISION SALES	6,449		19.6	5,392

Sales of the Aggregates & Concrete Division increased by 19.6% to 6,449 million euros in 2006 from 5,392 million euros in 2005. Currency fluctuations had a positive impact of 1.5% and amounted to 67 million euros.

Scope changes accounted for an increase in sales of 228 million euros, or 3.9%, mainly from the impact of acquisitions in Central Europe and North America and the acquisition of joint venture interests in Western Europe. At constant scope and exchange rates, sales grew by 14.2% year on year (23.5% in the first quarter 2006 compared to the first quarter 2005, 13.1% in the second quarter 2006, 12.5% in the third quarter 2006 and 11.5% in the fourth quarter 2006). Growth was driven

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 55

Back to Contents

principally by strong pricing gains in all product lines while volume trends were also positive across a number markets, particularly in Western and Central Europe. Investments in growing markets also contributed to year on year sales improvement.

Sales of pure aggregates increased by 19.0% to 2,444 million euros in 2006. Currency fluctuations and scope changes had a net positive impact of 1.2% and 5.4% respectively. At constant scope and exchange rates, sales grew by 12.4%. Aggregates sales volumes in 2006 rose by 9.2% to 261.9 million tonnes. At constant scope, sales volumes increased by 2.9%.

Sales of ready-mix concrete increased by 21.4% to 3,373 million euros in 2006. Currency fluctuations and scope changes had a net positive impact of 0.9% and 4.1% respectively. At constant scope and exchange rates, sales grew by 16.4%. Sales volumes of ready-mix concrete rose 11.3% to 43.4 million m3. At constant scope, sales volumes increased by 7.3%.

Current Operating Income

Contributions to our current operating income by activity and by region for the years ended December 31, 2006 and 2005, and the related percentage changes between the periods were as follows:

CURRENT OPERATING INCOME	2006		VARIATION 2006/2005	2005

	(MILLION EUROS)	(%)	(%)	(MILLION EUROS)	(%)
Aggregates	358	63.5	31.6	272	68.3
Concrete	206	36.5	63.5	126	31.7

TOTAL AGGREGATES & CONCRETE	564	100.0	41.7	398	100.0

Of which
Western Europe	227	40.2	26.8	179	45.0
North America	245	43.5	51.2	162	40.7
Other regions	92	16.3	61.4	57	14.3

TOTAL AGGREGATES & CONCRETE	564	100.0	41.7	398	100.0

Current operating income of the Aggregates & Concrete Division increased 41.7% to 564 million euros in 2006 from 398 million euros in 2005. Changes in scope had a net positive impact of 13 million euros or 2.3%, arising mainly from aggregate acquisitions in Central Europe and North America and acquisition of joint venture interests in Western Europe. Currency fluctuations had a negligible impact.

At constant scope and exchange rates, current operating income grew by 39.6%. As a percentage of the Division’s sales, current operating income strongly improved to 8.7% in 2006, compared to 7.4% in 2005.

Current operating income for aggregates & related products grew 31.6% to 358 million euros in 2006, from 272 million euros in 2005. This improvement was driven primarily by strong price increases combined with good cost control. In addition, current operating income benefited from increased volumes in several localized markets. Current operating income for ready-mix concrete & concrete products grew 63.5% to 206 million euros in 2006, up from 126 million euros in 2005. The ready-mix & concrete business benefited in most markets from favorable volume conditions and strong improvement in prices combined with good cost control. In addition, further growth of our value added products contributed as well.

Return on capital employed after tax (1) rose strongly to 9.7% from 8.1% in 2005.

Western Europe

Sales

Pure aggregates sales in Western Europe grew by 12.9% to 1,058 million euros in 2006, resulting from solid pricing and robust volume trends. At constant scope and exchange rates, sales grew 9.2%.

Asphalt and paving sales volume declined in line with general market conditions in the United Kingdom.

Ready-mix concrete sales grew 25.7% to 1,542 million euros in 2006, reflecting strong volumes and improved pricing in all main markets coupled with favorable product mix. At constant scope and exchange rates sales grew 14.7%.

Current Operating Income

Current operating income in Western Europe grew by 26.8% to 227 million euros in 2006.

At constant scope and exchange rates, the improvement in current operating income was driven by strong activity

______________

(1)   See Section 4.1 (Reconciliation of our non-GAAP financial measures).

PAGE 56  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

in France combined with good pricing and strong cost control throughout all of Western Europe. In addition, the ready-mix concrete activity benefited from sales of innovative and value added products. Asphalt and paving activities recorded less favorable evolution with some volume decline.

North America

Sales

In North America, pure aggregates sales rose by 20.5% to 1,134 million euros in 2006. At constant scope and exchange rates, pure aggregates sales growth reached 12.6%, driven by successful price increases across all markets. Volumes in 2006 were flat compared to the prior year with contrasting trends by region: strong market demand in West Canada and Southeast U.S. pushed volumes up, but was offset by decreased residential markets in other regions.

Ready-mix concrete sales increased by 18.3% to 1,145 million euros in 2006. At constant scope and exchange rates, sales increased 14.3%, reflecting solid price increases to offset cost inflation. Volumes improved slightly by 0.8%, with contrasting trends by region and some slowing of residential markets later in the year.

Asphalt and paving sales delivered solid growth with very strong price increases to offset significant raw material and energy costs.

Current Operating Income

In North America, current operating income grew by 51.2% to 245 million euros in 2006, including a net positive impact of 7 million euros from recent acquisitions. At constant scope and exchange rates, current operating income growth was driven by strong pricing, combined with good cost control.

Elsewhere in the World

Sales

In the rest of the world, pure aggregates and ready-mix concrete sales increased by 43.2% and 17.5% respectively. We recorded strong growth in pure aggregates sales in Poland, Romania, Ukraine and South Africa. We also benefited from excellent ready-mix concrete activity levels in most emerging markets.

Current Operating Income

Current operating income experienced another year of strong growth elsewhere in the world, reaching 92 million euros in 2006 compared to 57 million euros in 2005. We are starting to reap the benefits of recent investments in several relatively high growth markets, most notably Poland, Romania and South Africa. All of these markets have shown excellent improvement in current operating income, through high volume growth combined with strong pricing and significant productivity improvements.

Gypsum

SALES AND CURRENT OPERATING INCOME	2006	2005	VARIATION 2006/2005	VARIATION AT CONSTANT SCOPE AND EXCHANGE RATES

	(MILLION EUROS)	(MILLION EUROS)	(%)	(%)
SALES	1,632	1,479	10.3	11.5

CURRENT OPERATING INCOME	198	151	31.1	33.7

Sales

Contributions to our sales by origin for the years ended December 31, 2006 and 2005 and the related percentage changes between the two periods were as follows:

SALES	2006		VARIATION 2006/2005	2005

	(MILLION EUROS)	(%)	(%)	(MILLION EUROS)	(%)
Western Europe	859	52.6	8.3	793	53.6
North America	400	24.5	20.8	331	22.4
Other regions	373	22.9	5.0	355	24.0

TOTAL BEFORE ELIMINATION OF INTER-DIVISION SALES	1,632	100.0	10.3	1,479	100.0

Sales of the Gypsum Division increased by 10.3% to 1,632 million euros in 2006 from 1,479 million euros in 2005. Changes in the scope of consolidation had a negative impact of 1.4% and currency fluctuations increased sales by 0.2%.

At constant scope and exchange rates, sales increased by 11.5% (15.3% in the first quarter 2006 compared to the first quarter 2005, 12.7% in the second quarter 2006, 10.6% in the third quarter 2006 and 8.1% in the fourth quarter 2006).

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 57

Back to Contents

The increase in sales was largely driven by favorable pricing conditions in North America until the end of July and a good market environment in Western Europe. Sales volumes of wallboard grew by 1.6% in 2006 to 705 million m2. At constant scope, volume growth was 2.5%.

Current Operating Income

Contributions to our current operating income by region, for the years ended December 31, 2006 and 2005, and the related percentage changes between the periods were as follows:

CURRENT OPERATING INCOME	2006		VARIATION 2006/2005	2005

	(MILLION EUROS)	(%)	(%)	(MILLION EUROS)	(%)
Western Europe	81	40.9	5.2	77	51.0
North America	88	44.4	95.6	45	29.8
Other regions	29	14.7		29	19.2

TOTAL	198	100.0	31.1	151	100.0

Current operating income grew by 31.1% to 198 million in 2006 from 151 million in 2005. Currency fluctuations had no impact on the Division.

At constant scope and exchange rates, current operating income increased by 33.7%. As a percentage of the Division’s sales, current operating income increased to 12.1% in 2006, from 10.2% in 2005. This record performance is primarily due to price increases in North America, but also due to strong volumes and prices in Western Europe.

Return on capital employed after tax (1) grew to 11.7% from 10.2%.

Western Europe

Sales

In Western Europe, sales grew by 8.3% to 859 million euros in 2006 up from 793 million euros in 2005. Sales were up overall, driven by increased volumes in all countries. In the United Kingdom and Ireland, demand remained solid. In France, volumes reflected a favorable environment. In Germany, volumes and prices increased from the low level experienced in the second half of 2005.

Current Operating Income

In Western Europe, current operating income improved by 5.2% to 81 million euros from 77 million euros in 2005. This increase was largely driven by the United Kingdom, which recorded strong growth. In France, current operating income was stable despite higher volumes, as the increase in selling prices did not fully offset a sharp rise in input costs. Current operating income was down in Germany but showed a good recovery in the second half of 2006.

North America

Sales

In North America, sales in 2006 grew by 20.8% to 400 million euros from 331 million euros in 2005. Favorable market conditions were seen in North America until the end of July, with higher prices and good volume growth. Since then, demand has softened in the United States and prices and volumes declined.

Current Operating Income

In North America, current operating income improved by 95.6% to 88 million euros in 2006 from 45 million euros in 2005. Higher selling prices drove the increase in current operating income.

Other Regions

Sales

In other regions, our sales rose overall by 5.1% to 373 million euros in 2006 from 355 million euros in 2005. Good levels of activity were recorded in Turkey, Latin America and South Africa. Sales in Asia increased, despite competitive market conditions, primarily as a result of higher volumes in China and South Korea. Australia continued to face a difficult market, although conditions have stabilized. Poland suffered from weaker market conditions in the first half of 2006, but recovered strongly in the second half of the year.

Current Operating Income

In other regions, current operating income was flat at 29 million euros in 2006, as a result of competitive pressure and higher input costs.

______________

(1) See Section 4.1 (Reconciliation of our non-GAAP financial measures).

PAGE 58  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Other (Including Holdings)

Sales

Sales of our other operations fell to 14 million euros in 2006 compared to 25 million euros in 2005.

Current Operating Income (Loss)

Current operating loss of our other operations, which includes central unallocated costs, reached 93 million euros in 2006 compared to a loss of 73 million euros in 2005. This loss mainly reflects the results of our reinsurance captives, which were penalized by a relatively high loss rate in our cement plants, resulting from a fire in our Lichtenburg plant in South Africa, a gas explosion in our Korkino plant in Russia, and a landslip at our quarry in Serbia.

Operating Income and Net Income

The table below shows the change in our operating income and net income for the years ended December 31, 2006 and 2005:

		2006	VARIATION 2006/2005	2005*

		(MILLION EUROS)	(%)	(MILLION EUROS)
	CURRENT OPERATING INCOME	2,772	23.4	2,246

	Gains on disposals, net	28	(30.0)	40
	Other operating income (expenses)	(122)	(16.2)	(105)

	OPERATING INCOME	2,678	22.8	2,181

	Finance (costs) income	(485)	(16.9)	(415)
	Income from associates	30	(3.2)	31

	INCOME BEFORE INCOME TAX	2,223	23.7	1,797

	Income tax	(630)	(34.0)	(470)
	Net Income of continuing operations	1,593	20.0	1,327
	Net Income of discontinued operations	(4)	—	97

	NET INCOME	1,589	11.6	1,424

Out of which:	Group share	1,372	25.2	1,096
	Minority interests	217	(33.8)	328
______________
* Figures have been adjusted as mentioned in Note 3 following the contemplated divestment of the Roofing Division and are therefore not comparable with those presented in the 2005 Annual Report.

Gains on disposals, net, represented a net gain of 28 million euros in 2006, compared to 40 million euros in 2005. In 2006, the net gain resulted mainly from capital gains in our United Kingdom properties operations.

Other operating expenses, amounted to 122 million euros in 2006, compared to 105 million euros in 2005. In 2006, other expenses included essentially 99 million euros of restructuring costs. In the context of our “Excellence 2008” strategic plan, we recorded significant restructuring provisions.

See Note 6 to our consolidated financial statements for more information on other operating expenses.

Operating income increased by 22.8% to 2,678 million euros, from 2,181 million euros in 2005.

Finance costs increased by 16.9% to 485 million euros from 415 million euros in 2005. Finance costs are comprised of financial expenses on net debt and other financial income and expenses. Financial expenses on net debt increased by 28.6% to 522 million euros from 406 million euros in 2005 (433 million euros including the impact of OCEANE’s equity component amortization for 27 million euros), mainly as a result of the interest expense on the acquisition debt for our buy-out of the Lafarge North America Inc. minority interests. The average interest rate on our debt was 5.5% in 2006, as compared to 5.4% in 2005. Other financial income and expenses amounted to a net gain in 2006 of 37 million euros compared to a net gain of 18 million euros in 2005. This change is mainly explained by the positive effect of the capital gain on the sale of residual interest in Materis.

Income from associates of 30 million euros in 2006 remained almost stable year on year.

Income tax increased to 630 million euros in 2006 from 470 million euros in 2005. The effective tax rate of continuing operations for 2006 increased slightly to 28.3% compared to 26.2% in 2005. In 2005, our income tax benefited from favorable non recurring effects. In 2006, in light of the contemplated disposal of the Roofing division and the subsequent termination of tax

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 59

Back to Contents

integrations combining the cement and roofing activities, a new tax efficient restructuring was implemented in Germany and had a positive effect of almost 2% on the effective tax rate of continuing activities.

Net income of discontinued operations resulted in a loss of 4 million euros compared to a gain of 97 million euros in 2005. Sales of the Roofing Division amounted to 1,624 million euros in 2006 compared to 1,514 million euros in 2005. Current operating income rose sharply from 98 million euros to 131 million euros benefiting from cost savings and from overall positive market trends in Western Europe. Tax of discontinued operations increased in 2006 by 129 million euros to 83 million euros largely because of the write off, in 2006, of a deferred tax asset recorded in 2005 related to the tax integration of the cement and roofing activities. This deferred tax asset was written off in 2006 in light of the divestment of the Roofing Division and the subsequent termination of the above mentioned integration.

Net income Group Share increased by 25.2% to 1,372 million euros in 2006 from 1,096 million euros in 2005. Net income Group Share represented 8.1% of sales in 2006, compared to 7.6% in 2005.

Minority interests decreased by 33.8% to 217 million euros from 328 million euros in 2005. Minority interests were reduced by 177 million euros as a result of our acquisition of the minority interests of Lafarge North America Inc. They increased 103 million euros due to better net results in Nigeria, Malaysia, Romania and North America. They decreased by 37 million euros as the consequence of the decrease of net result in Greece due to one-off items, positive last year and negative this year.

Basic earnings per share increased 23.0% for 2006 at 7.86 euros, compared to 6.39 euros in 2005. The basic average number of outstanding shares, excluding treasury shares, during the year was 174.5 million (175.3 million shares at December 31, 2006), compared to 171.5 million in 2005 (174.2 million at December 31, 2005). Between December 31, 2005 and December 31, 2006, the increase in the basic average number of shares arose from our employee stock option plan. Diluted earnings per share were up 22.2% to 7.75 euros, compared to 6.34 euros in 2005.

Discussion of Differences in Operating Income under IFRS and US GAAP

We prepare our financial statements in accordance with IFRS, which differs in certain significant respects from US GAAP. The individual differences are discussed in Note 36 to the consolidated financial statements. The impact of these US GAAP reclassifications and adjustments are included in the condensed US GAAP financial statements presented in Note 37 to the consolidated financial statements.

2006

After taking into account the adjustments noted below, our operating income under US GAAP totaled 2,517 million euros (161 million euros lower than under IFRS) for the year ended December 31, 2006.

Discontinued operations. Under US GAAP, the results of the Roofing Division are not classified as discontinued operations in the income statement. In 2006, this change in presentation increased our revenue and our operating income under US GAAP compared to IFRS by 1,588 million euros and by 89 million euros, respectively.

Proportionately consolidated entities. We account for various entities as proportionately consolidated for purposes of IFRS and as equity method investees for US GAAP. In 2006, this change in consolidation method decreased our revenue and our operating income under US GAAP compared to IFRS by 1,039 million euros and by 197 million euros, respectively.

Adjustments between IFRS and US GAAP. Operating income was 53 million euros less under US GAAP than under IFRS, apart from the effect of the proportionately consolidated entities and the effect of the presentation of the Roofing Division’s operating income discussed above. This decrease is primarily due to the following:

•	net reduction in impairment losses for US GAAP purposes of 3 million euros;
•	increase in pension costs of 67 million euros;
•	increase in stock-based compensation of 1 million euros;
•	decrease in restructuring costs of 44 million euros;
•	additional depreciation linked to fair-value adjustments following minority interests acquisition for 53 million euros;
•	net reduction in expense from other adjustments of 20 million euros.

2005

After taking into account the adjustments noted below, our operating income under US GAAP totaled 2,052 million euros (129 million euros lower than under IFRS) for the year ended December 31, 2005.

PAGE 60  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Discontinued operations. Under US GAAP, the results of the Roofing Division are not classified as discontinued operations in the income statement. In 2005, this change in presentation increased our revenue and our operating income under US GAAP compared to IFRS by 1,479 million euros and by 56 million euros, respectively.

Proportionately consolidated entities. We account for various entities as proportionately consolidated for purposes of IFRS and as equity method investees for US GAAP. In 2005, this change in consolidation method decreased our revenue and our operating income under US GAAP compared to IFRS by 865 million euros and by 166 million euros, respectively.

Adjustments between IFRS and US GAAP. Operating income was 19 million euros less under US GAAP than under IFRS, apart from the effect of the proportionately consolidated entities and the effect of the presentation of the Roofing Division’s operating income discussed above. This decrease is primarily due to the following:

•	net reduction in impairment losses for US GAAP purposes of 53 million euros;
•	increase in pension costs of 85 million euros;
•	decrease in stock-based compensation of 14 million euros;
•	increase in expense from other adjustments of 1 million euros.
4.3	Results of Operations for the Fiscal Years Ended December 31, 2005 and 2004

All data presented in the discussions below and elsewhere in this Chapter 4 regarding sales, current operating income and sales volumes, include the proportional contributions of our proportionately consolidated subsidiaries.

Consolidated Sales and Current Operating Income

Sales

Consolidated sales increased by 11.7% to 14,490 million euros from 12,976 million euros in 2004. Currency fluctuations had a positive impact of 219 million euros or 1.8% reflecting mainly the strong appreciation of the Canadian dollar, the South Korean won, the Brazilian real, the Polish zloty, the Romanian leu and the Chilean peso against the euro. Changes in the scope of consolidation had a net positive impact of 83 million euros or 0.6%, including in particular the effect of the acquisition of Cementos Selva Alegre in Ecuador by the Cement Division and of several smaller acquisitions in North America and Europe by the Aggregates & Concrete Division. Consolidated sales at constant scope and exchange rates grew by 9.3%, positively affected by overall favorable market conditions and by the significant price increases implemented to cover the sharp rise in energy costs in most of our markets.

Contributions to our sales by Division (before elimination of inter-Division sales) for the years ended December 31, 2005 and 2004, and the related percentage changes between the two periods were as follows:

SALES	2005	VARIATION 2005/2004	2004

	(MILLION EUROS)	(%)	(MILLION EUROS)
Cement	8,314	12.3	7,403
Aggregates & Concrete	5,392	13.3	4,761
Gypsum	1,479	9.3	1,353
Other	25	(51.0)	51
Elimination of inter-Division sales	(720)	21.6	(592)

TOTAL	14,490	11.7	12,976

Contributions to our consolidated sales by Division (after elimination of inter-Division sales) for the years ended December 31, 2005 and 2004, and the related percentage changes between the two periods were as follows:

SALES	2005		VARIATION 2005/2004	2004

	(MILLION EUROS)	(%)	(%)	(MILLION EUROS)	(%)
Cement	7,624	52.6	11.5	6,838	52.7
Aggregates & Concrete	5,382	37.1	13.3	4,751	36.6
Gypsum	1,462	10.1	9.1	1,340	10.3
Other	22	0.2	(53.2)	47	0.4

TOTAL	14,490	100.0	11.7	12,976	100.0

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 61

Back to Contents

At constant scope and exchange rates, the changes in sales by Division between the years ended December 31, 2005 and 2004, were as follows:

	2005			2004					% VARIATION 2005/2004

CHANGES IN SALES BY DIVISION	ACTUAL	SCOPE EFFECT OF ACQUISITIONS	ON A COMPARABLE BASIS	ACTUAL	SCOPE EFFECT OF DISPOSALS	AT CONSTANT SCOPE	CURRENCY FLUCTUATION EFFECTS	ON A COMPARABLE BASIS	% GROSS CHANGE ACTUAL	% CHANGE AT CONSTANT SCOPE AND EXCHANGE RATES

(MILLION EUROS)	(A)	(B)	(C) = (A)-(B)	(D)	(E)	(F) = (D)+(E)	(G)	(H) = (F)+(G)	(I) = (A-D)/ (D)	(J) = (C-H)/(H)

Cement	8,314	89	8,225	7,403	7	7,410	114	7,524	12.3	9.3
Aggregates & Concrete	5,392	97	5,295	4,761	(66)	4,695	103	4,798	13.3	10.3
Gypsum	1,479	—	1,479	1,353	(11)	1,342	18	1,360	9.3	8.7
other	25	—	25	51	(28)	23	1	24	(51.0)	4.2
Elimination of inter-Division sales	(720)	(6)	(714)	(592)	1	(591)	(17)	(608)	N/A	N/A

TOTAL	14,490	180	14,310	12,976	(97)	12,879	219	13,098	11.7	9.3

Current Operating Income

Current Operating Income grew by 10.2% to 2,246 million euros from 2,039 million euros in 2004. The appreciation of the Canadian dollar, the Brazilian real, the Romanian leu, the Polish zloty, the Chilean peso and the South Korean won against the euro had a positive impact of 45 million euros. Changes in the scope of consolidation accounted for a net increase of 22 million euros and are principally due to the acquisition of Cementos Selva Alegre in Ecuador. At constant scope and exchange rates, current operating income recorded an increase of 6.7%, with all Divisions benefiting from solid current operating income growth. As a percentage of our sales, current operating income represented 15.5% in 2005, compared to 15.7% in 2004.

Group return on capital employed after tax(1) declined slightly to 9.0% in 2005 from 9.1% in 2004.

Contributions to our current operating income by Division for the years ended December 31, 2005 and 2004, and the related percentage changes between the periods were as follows:

CURRENT OPERATING INCOME	2005		VARIATION 2005/2004	2004

	(MILLION EUROS)	(%)	(%)	(MILLION EUROS)	(%)
Cement	1,770	78.8	10.8	1,597	78.3
Aggregates & Concrete	398	17.7	11.5	357	17.5
Gypsum	151	6.7	14.4	132	6.5
Other	(73)	(3.2)	—	(47)	(2.3)

TOTAL	2,246	100.0	10.2	2,039	100.0

______________
(1)	See Section 4.1 (Reconciliation of our non-GAAP financial measures).

PAGE 62  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

At constant scope and exchange rates, the changes in consolidated current operating income by Division between the years ended December 31, 2005 and 2004 were as follows:

	2005			2004					% VARIATION 2005/2004

CHANGES IN CONSOLIDATED CURRENT OPERATING INCOME BY DIVISION	ACTUAL	SCOPE EFFECT OF ACQUISITIONS	ON A COM- PARABLE BASIS	ACTUAL	SCOPE EFFECT OF DISPOSALS	AT CONSTANT SCOPE	CURRENCY FLUCTUATION EFFECTS	ON A COMPARABLE BASIS	% GROSS CHANGE ACTUAL	% CHANGE AT CONSTANT SCOPE AND EXCHANGE RATES

(MILLION EUROS)	(A)	(B)	(C) = (A)-(B)	(D)	(E)	(F) = (D)+(E)	(G)	(H) = (F)+(G)	(I) = (A-D)/ (D)	(J) = (C-H)/(H)

Cement	1,770	16	1,754	1,597	—	1,597	36	1,633	10.8	7.4
Aggregates & Concrete	398	7	391	357	—	357	5	362	11.5	7.9
Gypsum	151	—	151	132	(1)	131	3	134	14.4	12.8
Other	(73)	—	(73)	(47)	—	(47)	1	(46)	55.3	58.7

TOTAL	2,246	23	2,223	2,039	(1)	2,038	45	2,083	10.2	6.7

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

Certain volume information is also presented “by market of destination”. Such information represents domestic volumes for the relevant market plus imports into this market.

Cement

SALES AND CURRENT OPERATING INCOME	2005	2004	VARIATION 2005/2004	VARIATION AT CONSTANT SCOPE AND EXCHANGE RATES

	(MILLION EUROS)	(MILLION EUROS)	(%)	(%)
SALES	8,314	7,403	12.3	9.3

CURRENT OPERATING INCOME	1,770	1,597	10.8	7.4

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 63

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

At constant scope and exchange rates our sales grew by 9.3% (2.1% in the first quarter 2005 compared to the first quarter 2004, 9.9% in the second quarter 2005, 10.8% in the third quarter 2005 and 13.3% in the fourth quarter 2005). This strong sales growth was driven primarily by generally upward pricing trends in the majority of our markets, with the noticeable exception of Brazil, South Korea and Malaysia in response to rising energy costs. Volumes, which reached 123.2 million tonnes in 2005, increased by 3.2% compared to 2004. At constant scope, volume growth reached 2.2%.

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

PAGE 64  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

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

Domestic sales, at constant scope and exchange rates, increased by 4.3%. The volumes sold in Western Europe by destination, at 31.9 million tonnes, remained essentially unchanged compared with 2004. Domestic volumes, at constant scope, decreased by 1.8%:

•	in France, domestic sales were up by 6.1% as the result of volume growth in a context of a strong building sector throughout the year coupled with a favorable pricing environment;
•

in the United Kingdom, domestic sales grew by 2.7% driven by well oriented prices despite lower volumes due to the weakening of the market and some market share erosion with the new plant of one of our competitors, Tarmac, running now at full capacity;

•	Spain continued to record favorable trends in construction spending. Domestic sales growth at 7.6% benefited from good pricing conditions;
•	in Germany, the construction market weakened once again, but domestic sales recorded an 8% sustained growth fueled by the steady recovery in prices more than offsetting the adverse volume trend;
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

At constant scope and exchange rates current operating income decreased by 1.0%. The evolution of current operating income was mixed across the region:

•	in France, the strong construction market led to robust growth in current operating income, with good pricing conditions more than offsetting higher energy expenses;
•	in Spain, current operating income improved as the result of price increases. The rise in energy costs was partly compensated by improved fuel mix;
•

in the United Kingdom, current operating income was down as the result of lower volumes. Successful price increases more than offset the sharp rise in energy costs which were partly mitigated by improved fuel mix;

•

in Germany, where losses were incurred in 2004, the steady improvement in prices enabled positive results in 2005, despite lower domestic volumes. Increased usage of alternative fuels partly offset the rise in energy prices;

•

in Greece, current operating income decreased as the result of a decline in volumes and price increases which were insufficient to fully cover cost increases. The increase in energy costs was partly limited, however, by improved fuel mix.

North America

Sales

In North America, we achieved sales of 1,756 million euros in 2005, an increase of 15.5% compared to 2004. Domestic sales, at constant scope and exchange rates, increased by 13.1%.

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

_________________

(1)	See Section 4.1 (Reconciliation of our non-GAAP financial measures).

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 65

Back to Contents

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

Our sales in Central and Eastern Europe rose by 25.1% in 2005 to 584 million euros. At constant scope and exchange rates, domestic sales increased by 19.3%. The volumes sold in Central and Eastern Europe by destination, at 11.2 million tonnes, grew by 10.9%. Domestic volumes, at constant scope, recorded a 12.8%, growth:

•	in Romania domestic sales were up by 11.1%, in a favorable environment in both residential and infrastructure sectors and despite a slight price decrease;
•	in Poland, domestic sales recorded a modest growth of 0.7%, with downward pricing pressure partly offsetting the benefit of improved domestic volumes;
•

in Russia, domestic sales recorded an excellent 59.6% growth fueled by a positive price trend which started to materialize at the end of the first semester and continued throughout the rest of the year. Volumes also increased benefiting from unusually warm weather in the last quarter of the year and from additional production capacity in our Korkino plant in the Ural region;

•	in Serbia high domestic volumes growth and good prices resulted in a solid 32% domestic sales improvement.

In the Mediterranean Basin, our sales increased in 2005 by 24.2% to 534 million euros.

At constant scope and exchange rates, domestic sales increased by 26.0%. The volumes sold in the Mediterranean Basin by destination at 10.5 million tonnes, grew by 8.2%. Domestic volumes, at constant scope, recorded a 14.0%, growth:

•

in Jordan, Turkey and Egypt significant domestic volume growth was achieved in very active construction sectors. Strong price rises implemented to counteract the sharp increase in energy prices led to a very solid domestic sales growth in the three countries ranging from 31.3% in Egypt and Jordan to 42.3% in Turkey;

•	in Morocco, the domestic sales growth was relatively strong at 5.9%.

In the Sub-Saharan Africa region, our sales grew by 21.4% to 1,281 million euros.

At constant scope and exchange rates, domestic sales increased by 20.1%. The volumes sold in the Sub-Saharan Africa region by destination, at 12.8 million tonnes, grew by 3.2%. Domestic volumes, at constant scope, recorded a 6.4% growth:

•	in Nigeria, good pricing conditions and domestic volume increases, led to a 21% domestic sales growth;
•	in South Africa, a particularly active non-residential building sector, delivered strong 20.4% domestic sales growth, although activity slowed in the previously dynamic residential sector;
•	in Kenya and Uganda, with strong market conditions favored by an active residential sector, domestic sales increased by respectively 22.5% and 19.1%;
•	in Cameroon, domestic sales grew by 7.7% in a stable market environment;
•	in South East Africa, which covers Zambia, Malawi, Tanzania and Zimbabwe, domestic sales contributed solid growth with strong volume increase and good pricing conditions in all countries.

PAGE 66  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

In Latin America, our sales were up in 2005 by 16.3% to 534 million euros with scope changes resulting from the acquisition of Cementos Selva Alegre having a positive impact of 11%.

At constant scope and exchange rates, domestic sales decreased by 2.1%. The volumes sold in Latin America by destination, at 6.9 million tonnes, grew by 15%. Domestic volumes, at constant scope, recorded a 5% growth:

•	in Brazil, domestic sales were down by 26.6%, suffering from a 32% decline in prices in a context of fierce competition;
•	in Venezuela, where high oil prices are fuelling economic recovery, cement demand has been strong. In such a context, domestic sales grew by 21.3%;
•	in Chile, domestic sales increased by 4.4% despite limited volume growth as a consequence of a relatively slow first semester affected by unfavorable weather conditions;
•	in Honduras, sales grew by 39%, with prices recovering from a difficult situation in 2004.

In Asia, our operations recorded sales growth of 4.1% in 2005 to 1,093 million euros. The scope effect resulting from the new Lafarge Shui On joint venture had no material impact on our sales, since consolidation started in November 2005.

At constant scope and exchange rates, domestic sales remained essentially unchanged compared with 2004. The volumes sold in Asia by destination, at 28.7 million tonnes, grew by 1.8%. Domestic volumes, at constant scope, recorded a 2% growth:

•	in the Philippines, domestic sales were up 5.3% as the result of price increases, while volumes were down in a context of depressed demand with, in particular, low levels of government spending;
•

in Malaysia domestic sales growth was limited to 4.8%, despite higher domestic volumes, as a result of severe price competition during the first semester of the year. Prices started to recover in June and have since moved to a level which was higher than 2004 and the highest since the Asian financial crisis in 1998;

•

in South Korea, domestic sales declined by 15.1% with lower sales volumes and declining prices in a difficult market. Government initiatives to dampen property price inflation have led to tough competition between domestic producers and importers. Although not yet back to a satisfactory level, prices remained stable in the second half of 2005 after a continued decline in the first part of the year;

•	in India, markets were well oriented and domestic sales increased by 6.5%;
•

in Indonesia, despite an active market, our volumes were down as a consequence of the destruction of our plant by the tsunami at year-end 2004 and the time needed to install import logistics in early 2005. Our domestic sales were however up by 6.3% as the result of improved pricing;

•	in China, our domestic sales grew by 21.7%, benefiting from strong demand in most of our markets and from additional production capacity in the Chongqing area.

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

Current operating income at constant scope and exchange rates grew by 12.1%.

In Central and Eastern Europe, current operating income increased by 70.5% to 179 million euros compared to 105 million euros in 2004.

Current operating income at constant scope and exchange rates improved by 54.3% with all countries in the region showing improved results:

•	in Romania, current operating income increase was driven by the additional volumes contribution partly offset by cost inflation which could not be passed on to customers;
•	in Poland, the negative impact of energy price increases was mitigated by an increase usage of alternative fuel and petcoke;
•	in Russia, current operating income increased substantially, despite relatively high cost inflation, under the impact of additional volumes and strong price rises;
•	in Serbia, the strong sales improvement and the benefits of the new cement production dry line delivered robust growth in current operating income.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 67

Back to Contents

In the Mediterranean Basin, current operating income in 2005 increased by 28.4% to 199 million euros compared to 155 million euros in 2004:

•

current operating income at constant scope and exchange rates grew by 27.2% with strong growth in Jordan, Turkey and Egypt, on well oriented markets offering good pricing conditions in a context of a sharp rise in energy costs;

•	in Morocco, current operating income benefited from a favorable volume effect while price increases did not fully cover cost increases.

In Latin America, current operating income declined by 12.5% from 144 million euros in 2004 to 126 million euros in 2005, despite the benefit of the positive scope change of 16 million euros resulting mainly from the acquisition of Cementos Selva Alegre in Ecuador.

At constant scope and exchange rates, current operating income was down 29.2%:

•	in Brazil, the collapse in selling prices combined with the sharp rise in energy cost led to a severe fall in current operating income;
•	in Venezuela current operating income was improved under the impact of increased volumes;
•	in Chile, current operating income was largely unchanged compared with 2004;
•	Honduras recorded a solid current operating income growth mainly as the result of improved pricing. The increase in production cost was mitigated by better fuel mix.

In Sub-Saharan Africa, current operating income increased by 29.6% to 254 million euros in 2005 from 196 million euros in 2004.

At constant scope and exchange rates, current operating income grew by 29.3% with strong growth in Nigeria, South Africa and Kenya, our major markets in the region:

•	in Nigeria, favorable pricing trends more than offset cost inflation;
•	in South Africa, for the third consecutive year, the strong construction market continued to drive current operating income growth;
•	current operating income in Kenya rose sharply benefiting from the contribution of higher volumes;
•	in Uganda, Cameroon and Tanzania, higher cement and clinker imports led to a slight decrease in current operating income.

In Asia, current operating income declined by 30.6% to 68 million euros down from 98 million euros in 2004.

At constant scope and exchange rates, current operating income declined by 29.6% as the result of the sharp fall in current operating income in South Korea and Malaysia:

•	in South Korea, margins collapsed in the context of severe price competition despite action plans implemented to reduce fixed costs;
•	in Malaysia, the drop in current operating income arose from a price decline in the first part of the year in a context of higher production costs affected by the increase in coal prices;
•	the recovery in prices in the Philippines continued to contribute strongly to the improvement in current operating income. This improvement was achieved despite lower volumes and high energy costs;
•	in India, while solid sales growth was recorded, current operating income was slightly down due to higher energy costs;
•	in Indonesia, current operating income remained almost unchanged compared with 2004 as the result of insurance proceeds to cover business interruption due to the tsunami at year-end 2004;
•	in China, despite strong volume growth, soaring energy prices were only partially passed on to customers, leading to limited growth in current operating income.

PAGE 68  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Aggregates & Concrete

SALES AND CURRENT OPERATING INCOME	2005	2004	VARIATION 2005/2004	VARIATION AT CONSTANT SCOPE AND EXCHANGE RATES

	(MILLION EUROS)	(MILLION EUROS)	(%)	(%)
SALES	5,392	4,761	13.3	10.3

CURRENT OPERATING INCOME	398	357	11.5	7.9

Sales

Contributions to our sales by activity and by geographic origin of sale for the years ended December 31, 2005 and 2004, and the related percentage changes between the two periods were as follows:

SALES	2005		VARIATION 2005/2004	2004

	(MILLION EUROS)	(%)	(%)	(MILLION EUROS)	(%)
AGGREGATES & RELATED PRODUCTS	2,831		13.1	2,503

Of which pure aggregates:
Western Europe	937	45.6	8.6	863	46.5
North America	941	45.8	10.6	851	45.9
Other regions	176	8.6	25.7	140	7.6

TOTAL PURE AGGREGATES	2,054	100.0	10.8	1,854	100.0

READY MIX CONCRETE & CONCRETE PRODUCTS	2,932		13.4	2,586

Of which ready-mix concrete:
Western Europe	1,227	44.2	11.0	1,105	45.2
North America	968	34.8	9.5	884	36.2
Other regions	584	21.0	28.6	454	18.6

TOTAL READY MIX CONCRETE	2,779	100.0	13.8	2,443	100.0

Eliminations of intra Aggregates & Concrete sales	(371)			(328)

TOTAL AGGREGATES & CONCRETE BEFORE ELIMINATION OF INTER-DIVISION SALES	5,392		13.3	4,761

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

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 69

Back to Contents

Currency fluctuations and scope changes had a net positive impact of 2.2%. At constant scope and exchange rates, sales grew by 11.2%. Sales volumes of concrete increased by 5.4% to 39 million m3. At constant scope, sales volumes grew by 4.8%.

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

Current operating income of the Aggregates & Concrete Division increased by 11.5% to 398 million euros in 2005 from 357 million euros in 2004. Currency fluctuations had a positive impact of 1.7% or 5 million euros. Changes in the scope of consolidation had a net positive impact of 7 million euros arising from small sized acquisitions in Ukraine, Greece and the United Kingdom and from the full year effect of the Hupfer acquisition in France and Switzerland.

At constant scope and exchange rates, current operating income grew by 7.9%. As a percentage of the Division’s sales, current operating income represented 7.4% in 2005, compared to 7.5% in 2004.

Current operating income for aggregates in 2005 totaled 272 million euros, an increase of 14.8% from 237 million euros in 2004. Current operating income for concrete in 2005 totaled 126 million euros, an increase of 5.0% from 120 million euros in 2004. The increase in the current operating income of the Division as a whole resulted from successive and solid price increases to mitigate the effects of cost increases, particularly for energy. It also reflected significantly improved asphalt and paving performance, solid growth in concrete volumes in most markets, and further development in our special products in concrete Return on capital employed after tax(1) slightly decreased to 8.1% from 8.2%.

Western Europe

Sales

Our pure aggregates sales in Western Europe grew by 8.6% in 2005 to 937 million euros, benefiting from the positive scope effect of the Hupfer Holdings acquisition.

At constant scope and exchange rates, pure aggregates sales growth reached 4.5% as the result of the price increases implemented to face rising costs, while volumes were slightly down in all main markets as a consequence of lower spending in infrastructure projects.

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

______________

(1) See Section 4.1 (Reconciliation of our non-GAAP financial measures).

PAGE 70  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

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

Gypsum

SALES AND CURRENT OPERATING INCOME	2005	2004	VARIATION 2005/2004	VARIATION AT CONSTANT SCOPE AND EXCHANGE RATES

	(MILLION EUROS)	(MILLION EUROS)	(%)	(%)
SALES	1,479	1,353	9.3	8.7

CURRENT OPERATING INCOME	151	132	14.4	12.8

Sales

Contributions to our sales by geographic origin of sale for the years ended December 31, 2005 and 2004 and the related percentage changes between the two periods were as follows:

SALES	2005		VARIATION 2005/2004	2004

	(MILLION EUROS)	(%)	(%)	(MILLION EUROS)	(%)
Western Europe	793	53.6	4.8	757	56.0
North America	331	22.4	25.9	263	19.4
Other regions	355	24.0	6.6	333	24.6

TOTAL BEFORE ELIMINATION OF INTER-DIVISION SALES	1,479	100.0	9.3	1,353	100.0

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 71

Back to Contents

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

Sales volumes of wallboard grew by 2.8% in 2005 to 694 million m2. At constant scope volume growth was 3.7%.

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

Western Europe

Sales

In Western Europe, sales grew by 4.8% to 793 million euros in 2005 up 757 million euros in 2004 with favorable volumes in the United Kingdom and Ireland, France and Italy. In Germany, volumes were down in a persistently weak market. Pricing conditions were overall favorable except in France where prices remained under pressure and could not be increased to a more satisfactory level.

Current Operating Income

In Western Europe current operating income improved by 4.1% to 77 million euros from 74 million euros in 2004. This increase was largely driven by the U.K., which recorded strong growth after a weaker 2004 which was adversely affected by higher sourcing costs. In France, current operating income was slightly down despite higher volumes, as the increase in selling prices did not fully offset the sharp rise in input costs. Current operating income was slightly up in Germany due to improved pricing and in Italy due to improved market conditions.

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

Other Regions

Sales

In other regions our sales rose overall by 6.6% to 355 million euros in 2005 from 333 million euros in 2004. Good levels of activity were recorded in Turkey, Latin America, South Africa and Thailand. South Korea continued to face a depressed market while Australia

______________

(1) See Section 4.1 (Reconciliation of our non-GAAP financial measures).

PAGE 72  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

was affected by a downturn in overall demand. Poland suffered from weaker market conditions, worsened by excess manufacturing capacity.

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

Current Operating Income (Loss)

Current operating loss of our other operations, which includes central unallocated costs, rose to 73 million euros in 2005 compared to a loss of 47 million euros in 2004 partly due to accounting charges amounting to 13 million related to stock options and to an employee share purchase plan launched in April 2005 and to extra costs arising from the management of the internal control certification process under French and U.S. regulations, respectively the Loi de sécurité financière and the Sarbanes-Oxley Act (Section 404).

Operating Income and Net Income

The table below shows the evolution of our operating income and net income for the years ended December 31, 2005 and 2004:

	2005	VARIATION 2005/2004	2004

	(MILLION EUROS)	(%)	(MILLION EUROS)
CURRENT OPERATING INCOME	2,246	10.2	2,039

Gains on disposals, net	40	(54.5)	88
Other operating income (expenses)	(105)	36.7	(166)

OPERATING INCOME	2,181	11.2	1,961

Finance (costs) income	(415)	21.7	(530)
Income from associates	31	(51.6)	64

INCOME BEFORE INCOME TAX	1,797	20.2	1,495

Income tax	(470)	(90.3)	(247)
Net Income of continuing operations	1,327	6.3	1,248
Net Income of discontinued operations	97	12.8	86

NET INCOME	1,424	6.7	1,334

Out of which:
- Group share	1,096	4.8	1,046
- Minority interests	328	13.9	288

Gains on disposals, net, represented a net gain of 40 million euros in 2005, compared to 88 million euros in 2004. In 2005, the net gain was generated by several transactions including the merger of our operations in China with Shui On operations to form the new Lafarge Shui On joint venture.

Other operating income (expenses), represented a net expense of 105 million euros in 2005, compared to a net expense of 166 million euros in 2004. In 2005, other expenses included essentially 65 million euros of exceptional asset amortization and depreciation, 26 million euros of restructuring costs, and 21 million euros of litigation expense. The main exceptional asset amortization and depreciation was a goodwill impairment arising from our annual impairment test process and impacting, in particular, our cement reporting unit in the Philippines. The most significant restructuring costs were incurred in South Korea in the cement operations. Litigation expenses include in particular a 10 million euros fine paid to the Romanian Competition Council by our subsidiary Lafarge Romcim. Other income in 2005 included a 42 million euro gain as the result of the partial refund of a penalty paid in 1999 to the Greek State by Heracles, under a European Union judgment related to excessive state aid received in the mid 1980’s.

Operating income increased by 11.2% to 2,181 million euros, from 1,961 million euros in 2004.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 73

Back to Contents

Finance (costs) income, decreased by 21.7% to 415 million euros from 530 million euros in 2004. Financial expenses, net, are comprised of financial expenses on net debt and other financial income and expenses. Financial expenses on net debt decreased by 5.5% to 433 million euros from 458 million euros in 2004, as the result of the decrease of the average level of our net debt. The average spot interest rate on our debt, including the swap effects, was 5.5% on December 31, 2005, unchanged as compared to December 31, 2004. Other financial income and expenses amounted to a net gain in 2005 of 18 million euros compared to a net loss of 72 million euros in 2004. This evolution is mainly explained by foreign exchange losses which amounted to 5 million euros in 2005 compared to 41 million euros in 2004 and by the changes in fair value of derivative instruments which generated a 1 million euros gain in 2005 compared to a 34 million euros loss in 2004.

Income from associates decreased by 51.6% to 31 million euros in 2005, from 64 million euros in 2004 as the result of the disposal in 2004 of our stake in Molins and in Carmeuse North America BV.

Income tax increased by 90.3% to 470 million euros in 2005 from 247 million euros in 2004. The effective tax rate for 2005 was 26.2% compared to the effective tax rate for 2004 of 16.5%. In 2005, our tax charge was negatively affected by a 57 million euros non-recurring charge arising from the repatriation by Lafarge North America Inc. of $1.1 billion from Canada to the United States. This tax charge was, however, more than offset by the favorable impact of tax efficient restructurings amounting to 155 million euros and by the 50 million euro tax benefit from asset re-evaluations in Greece. The combined effect of these non-recurring items reduced our effective tax rate in 2005 by approximately 8%. In 2004, our income tax benefited from 189 million euros of non-recurring savings which represented a decrease of our effective tax rate of approximately 13%.

Net income of discontinued operations resulted in a gain of 97 million euros compared to a gain of 86 million euros in 2004. In compliance with IFRS guidance, the Roofing division is presented in the Group’s profit and loss statement as discontinued operations in all years presented. Sales of the Roofing Division amounted to 1,514 million euros compared to 1,493 million euros in 2004. Current operating income was down 34.2% to 98 million euros in 2005 from 149 million euros in 2004. The renewed decline in the German construction market, with a loss being recorded in the German roofing operations, was the main cause of the sharp fall in the current operating income. Tax of discontinued operations was a credit of 46 million euros in 2005 and a charge of 20 million euros in 2004. In 2005, it was favorably affected by a deferred tax asset being recorded to reflect the benefit of tax integrations combining the cement and roofing activities.

Net income Group Share increased by 4.8% to 1,096 million euros in 2005 from 1,046 million euros in 2004. Net income Group Share represented 7.6% of sales in 2005, compared to 8.1% in 2004.

Minority interests increased by 13.9% to 328 million euros from 288 million euros in 2004. Minority interests increased as the result of improved net results in Greece, Nigeria, Serbia and Jordan and despite Lafarge North America Inc.’s weaker results in 2005 as a result of the one-off tax charge already mentioned.

Basic earnings per share was up 2.2% for 2005 at 6.39 euros compared to 6.26 euros in 2004. The basic average number of outstanding shares, excluding treasury shares outstanding during the year was 171.5 million (174.2 million shares at December 31, 2005), compared to 167.2 million in 2004 (169.1 million at December 31, 2004). Between December 31, 2004 and December 31, 2005 the increase in the number of shares arose essentially from the 4.0 million shares issued to shareholders opting to reinvest dividends distributed in June 2005 and from the employee share ownership scheme. Diluted earnings per share were up 3.4% to 6.34 euros compared to 6.13 euros in 2004.

Discussion of Differences in Operating Income under IFRS and US GAAP

We prepare our financial statements in accordance with IFRS, which differs in certain significant respects from US GAAP. The individual differences are discussed in Note 36 to the consolidated financial statements. The impact of these US GAAP reclassifications and adjustments are included in the condensed US GAAP financial statements presented in Note 37 to the consolidated financial statements.

2005

After taking into account the adjustments noted below, our operating income under US GAAP totaled 2,052 million euros (129 million euros lower than under IFRS) for the year ended December 31, 2005.

Discontinued operations. Under US GAAP, the results of the Roofing Division are not classified as discontinued operations in the income statement. In 2005, this change in presentation increased our revenue and our operating income under US GAAP compared to IFRS by 1,479 million euros and by 56 million euros, respectively.

Proportionately consolidated entities. We account for various entities as proportionately consolidated for purposes of IFRS and as equity method investees for US GAAP. In 2005, this change in consolidation method decreased our revenue and our operating income under US GAAP compared to IFRS by 865 million euros and by 166 million euros, respectively.

PAGE 74  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Adjustments between IFRS and US GAAP. Operating income was 19 million euros less under US GAAP than under IFRS, apart from the effect of the proportionately consolidated entities and the effect of the presentation of the Roofing Division’s operating income discussed above. This decrease is primarily due to the following:

•	net reduction in impairment losses for US GAAP purposes of 53 million euros;
•	increase in pension costs of 85 million euros;
•	decrease in stock-based compensation of 14 million euros;
•	increase in expense from other adjustments of 1 million euros.

2004

After taking into account the adjustments noted below, our operating income under US GAAP totaled 1,811 million euros (150 million euros lower than under IFRS) for the year ended December 31, 2004.

Discontinued operations. Under US GAAP, the results of the Roofing Division are not classified as discontinued operations in the income statement. In 2004, this change in presentation increased our revenue and our operating income under US GAAP compared to IFRS by 1,460 million euros and by 113 million euros, respectively.

Proportionately consolidated entities. We account for various entities as proportionately consolidated for purposes of IFRS and as equity method investees for US GAAP. In 2004, this change in consolidation method decreased our revenue and our operating income under US GAAP compared to IFRS by 1,065 million euros and by 171 million euros, respectively.

Adjustments between IFRS and US GAAP. Operating income was 92 million euros less under US GAAP than under IFRS, apart from the effect of the proportionately consolidated entities and the effect of the presentation of the Roofing Division’s operating income discussed above. The decrease is primarily due to the following:

•	net increase in impairment losses for US GAAP purposes of 7 million euros;
•	increase in pension costs of 83 million euros;
•	decrease in stock-based compensation of 13 million euros;
•	increase in expense from other adjustments of 15 million euros.
4.4	Liquidity and Capital Resources

In the following discussion in this Section 4.4 (Liquidity and capital resources) and in the next Sections 4.5 (Contractual and contingent commitments) and 4.6 (Market risks), data regarding debt are presented excluding put options on shares of subsidiaries.

During the three-year period ended December 31, 2006, our main sources of liquidity have been:

•	cash provided by operating activities;
•	cash provided by the divestment of non-strategic assets;
•	cash provided by the issuance of debt and of our share capital.

These funds have been mainly used to finance a significant investment program (capital expenditures and acquisitions).

COMPONENTS OF CASH FLOW (MILLION EUROS)	2006	2005	2004

CASH FLOW FROM OPERATIONS FROM CONTINUING OPERATIONS	2,639	2,085	1,922

Changes in operating working capital items excluding financial expenses and income taxes	(257)	(334)	(251)
Net operating cash generated by continuing operations	2,382	1,751	1,671
Net operating cash generated by discontinued operations	184	135	206

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,566	1,886	1,877

Net cash provided by (used in) investing activities from continuing operations	(4,649)	(1,553)	(853)
Net cash provided by (used in) investing activities from discontinued operations	(198)	(131)	(119)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(4,847)	(1,684)	(972)

Net cash provided by (used in) financing activities from continuing operations	1,881	(152)	(700)
Net cash provided by (used in) financing activities from discontinued operations	15	(33)	(154)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,896	(185)	(854)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(385)	17	51

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 75

Back to Contents

We believe, based on our current financial projections, that we have sufficient resources for our ongoing operations in both the near term and the long term.

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by 680 million euros to 2,566 million euros. This compares to 1,886 million euros in 2005 and to 1,877 million euros in 2004.

Net operating cash generated by continuing operations at 2,382 million euros increased by 631 million euros. This compares to 1,751 million euros in 2005 and 1,671 million euros in 2004.

Cash flow from operations grew in 2006 to 2,639 million euros, by 554 million euros as compared to 2005, primarily as a result of improved operating income partly offset by higher financial expenses. 2006 cash flow from operations is also well above 2004 cash flow from operations at 1922 million euros. At 257 million euros, the 2006 increase in operating working capital is associated with sales growth, which remained strong in the last quarter. Expressed in days of sales (count back method), the ratio of operating working capital as of December 31 2006 improved to 60 days from 62 days as of December 31 2005 and 62 days as of December 2004. This improvement reflected our efforts to better control and limit working capital requirements.

Net operating cash generated by discontinued operations of 184 million euros in 2006 increased by 49 million euros as compared to 2005, mostly, from the increase in the operating income of the roofing activities. In 2004, net operating cash generated by discontinued operations was slightly higher at 206 million euros.

Net Cash (Used in) Investing Activities

Net cash used in investing activities amounted to 4,847 million euros, compared to 1,684 million euros in 2005 and to 972 million euros in 2004.

For continuing operations, net cash used in investing activities amounted to 4,649 million euros compared to 1,553 million euros in 2005 and 853 million euros in 2004.

Sustaining capital expenditures (i.e. ongoing upgrading and modernization of existing facilities) totaled 978 million euros in 2006 compared to 864 million euros in 2005 and to 707 million euros in 2004.

Capital expenditures for new capacity amounted to 549 million euros compared to 340 million euros in 2005 and to 202 million euros in 2004. In 2006, these expenditures include major cement projects in Morocco (19 million euros), Mexico (23 million euros), Ecuador (12 million euros), Zambia (20 million euros), China (27 million euros), India (11 million euros) and Indonesia (19 million euros), plus two major gypsum projects, the modernization of our Buchanan, New York plant and the capacity expansion at Silver Grove, Kentucky (113 million euros). Also included are various other debottlenecking cement investments totaling around 100 million euros, in particular in Western Europe and Africa, and the construction of a new cement terminal in New York.

External development totaled 3,287 million euros, of which the most significant were the buy out of minority interests in Lafarge North America Inc. (net amount of 2.8 billion euros) and the acquisition of Aggregates & Concrete businesses in North America (134 million euros).

Disposals of 180 million euros were made up of the sale of our remaining stake in Materis and a variety of small divestments of non core assets.

For discontinued operations, net cash used in investing activities increased to 198 million euros compared to 131 million euros in 2005 and 119 million euros in 2004 as the result in particular of additional expenditures for new capacity in the Roofing Division.

Net Cash Provided (Used in) Financing Activities

In general, we meet our long-term financing needs through bond issuances and the use of long-term instruments such as our Euro Medium-Term Notes program and bank loans. We currently have a Euro Medium-Term Notes (EMTN) program with a maximum available amount of 7,000 million euros, with approximately 3,819 million euros outstanding at December 31, 2006.

We issued the following long and medium-term debt securities in 2006, 2005 and 2004:

Under the EMTN Program

•	on December 7 and 15, 2006, respectively 150 million euros and 140 million euros of private placements bearing a floating interest rate (Euribor 3 months +0.175%) with a 3-year maturity;
•	on November 23, 2005, 500 million euros of bonds bearing a fixed interest rate of 4.25% with a 10-year and 4 months maturity;
•	on March 23, 2005, 500 million euros of bonds bearing a fixed interest rate of 4.75% with a 15-year maturity;

PAGE 76  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents
•	on July 16, 2004, 612 million euros of bonds in partial exchange for outstanding bonds with 2008 maturity. The new bonds bear a fixed interest rate of 5% with a 10-year maturity.

Outside the EMTN Program

To finance our cash tender offer for the remaining minority stake in Lafarge North America Inc., we entered into a $2.8 billion acquisition credit facility with BNP Paribas and JP Morgan on February 5, 2006. This credit facility was later syndicated with 17 banks. Drawdowns on this facility, starting on May 15, 2006, were used to finance this acquisition. On July 18, 2006, we refinanced $2 billion of drawdowns outstanding on the U.S. bond market split in 3 tranches: 5 years for $600 million, 10 years for $800 million and 30 years for $600 million. The net proceeds of this bond issue were applied on July 24, 2006 to reduce the commitments under this credit facility from $2.8 billion down to $819 million. This facility, which was fully repaid in January 2007, matured on February 5, 2007.

In 2006, we reimbursed two bonds issues:

•	on June 26, 2006, a bond issue totaling 358 million euros was reimbursed at maturity;

on June 29, 2001, we issued 10,236,221 bonds convertible into common shares OCEANEs (Obligations Convertibles en Actions Nouvelles ou Échangeables), for a  total nominal amount of 1,300,000,067 euros, bearing interest at an annual rate of 1.5%. The conversion option was granted until December 21, 2005, and only 590 bonds have been converted into 619 shares. In 2005, we repurchased 6,772,429 bonds for a total nominal amount of 860,098,483 euros. The convertible bonds matured on January 1, 2006, and the 3,463,202 remaining OCEANEs were repaid at their face value amounting to 440 million euros.

Short-term needs are mainly met through the issuance of domestic commercial paper as well as the use of credit lines.

We currently have a euro denominated Commercial Paper program, with a maximum available amount of 3,000 million euros. At December 31, 2006, 2,188 million euros of commercial paper were outstanding under this program.

The U.S. dollar denominated Commercial Paper program, set up by our subsidiary Lafarge North America Inc., for a maximum amount of $300 million (228 million euros) was canceled in January 2007. At December 31, 2006, no amounts were outstanding under this program.

We also maintain committed credit lines with various banks (mainly at the parent level) to ensure the availability of funding on an as-needed basis. At December 31, 2006, these committed credit lines amounted to 3,718 million euros (compared to approximately 3,740 million euros at December 31, 2005 and 3,802 million euros at December 31, 2004). Of this amount, 3,547 million euros were available at December 31, 2006 (compared to approximately 3,467 million euros at December 31, 2005 and 3,682 million euros at December 31, 2004). The average maturity of these credit facilities was approximately 3.2 years at the end of 2006. If we exclude the credit facility contracted for the acquisition of the minority stake in Lafarge North America Inc., the average maturity of the credit lines amounts to 3.8 years versus 4.1 years at the end of 2005 and 3.5 years at the end of 2004. The slight decrease in the maturity of our credit facilities results from the cancellation of Lafarge North America Inc.’s facility ($700 million facility maturing in 2010).

We have also increased our common stock over the last three years by 566 million euros, through the issuance of 9,407,329 shares as a result of:

•	the exercise by shareholders of their option to receive their dividends in shares rather than in cash (which option was canceled in 2006);
•	the 2005 employees stock purchase plan; and,
•	the exercise of options granted to employees.

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

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 77

Back to Contents

As of the date of filing of this Report, the credit ratings for our short and long-term debt were as follows:

	SHORT-TERM	LONG-TERM

Standard & Poor’s	A-2	BBB (stable)
Moody’s	NR	Baa2 (stable)

These ratings have been put on review on February 6, 2006 by Standard & Poor’s and Moody’s following the announcement of our offer to buy out Lafarge North America Inc.’s minorities. They have thereafter been confirmed.

Level of Debt and Financial Ratios at December 31, 2006

See Note 26 to our consolidated financial statements for more information on debt.

Group Funding Policies

Our Executive Committee establishes our overall funding policies. The intent of these policies is to ensure our ability to meet our obligations by maintaining a strong financial structure. This policy takes into consideration our expectations on the required level of leverage, coverage ratios, the average maturity of debt, interest rate exposure and the level of credit facilities. These targets are monitored on a regular basis. As a consequence of this policy, a significant portion of our debt is issued on a long-term basis. We constantly maintain a significant amount of unused medium- and long-term committed credit lines.

We are subject to limited foreign exchange risks as a result of our subsidiaries’ transactions in currencies other than their operating currencies. Our general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency. We, however, promote the investment of excess cash balances in U.S. dollars or euros in emerging markets. Typically, a portion of our subsidiaries’ debt funding is borrowed in euros at the parent company level, then converted into foreign currencies through currency swaps.

Total Debt

At December 31, 2006, our total debt amounted to 10,768 million euros (compared to 8,742 million euros in 2005 and 8,346 million euros in 2004). At the end of 2006, we reclassified 2,354 million euros of short-term debt (1,040 million euros at the end of 2005 and 600 million euros at the end of 2004) into long-term debt, on the basis of our ability to refinance this obligation using the available funding provided by medium- and long-term committed credit lines.

Long-term debt totaled 9,215 million euros compared with 6,856 million euros at year-end 2005 and 6,959 million euros at year-end 2004. Approximately 50% of the 2006 long-term debt will mature after 2011. Long-term debt is largely comprised of fixed rate debt (after taking into account interest rate swaps). Most of this debt is denominated in euros, U.S. dollars and British pounds.

At December 31, 2006, our short-term debt (including the current portion of long-term debt) amounted to 1,553 million euros. We are subject to fluctuations in our short-term debt due to the significant seasonality of our operations. We usually experience a slowdown in building activity during the winter season in our principal markets in Western Europe and North America, while working capital requirement tend to increase during the first semester.

At December 31, 2006, the average spot interest rate on our total debt after swaps was 5.8%, compared to 5.5% at December 31, 2005 and December 31, 2004. The average yearly interest rate on debt after swaps in 2006 is 5.5%.

Our cash and cash equivalents amounted to 1,155 million euros at year-end and are denominated in euros and U.S. dollars for close to half of the amount and in a large number of other currencies for the balance.

See Section 4.6 (Market risks) and the Notes 26 and 27 to our consolidated financial statements for more information on our debt and financial instruments.

Net Debt and Net Debt Ratios

Our net debt, which includes put options on shares of subsidiaries and derivative instruments totaled 9,845 million euros at December 31, 2006 (7,221 million euros at December 31, 2005 and 6,958 million euros at December 31, 2004).

Our net-debt-to-equity ratio stood at 83% at December 31, 2006 (compared to 59% at December 31, 2005 and 70% at December 31, 2004).

Our cash flow from operations to net debt ratio from continuing operations was 27% at December 31, 2006

PAGE 78  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

(compared to 29% at December 31, 2005 and 28% at December 31, 2004).

See Section 4.1 (Overview - Reconciliation of our non-GAAP financial measures) for more information on these ratios.

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

See Section 2.12 (Transfer of income and dividends from our subsidiaries).

As of December 31, 2006, certain of our subsidiaries had financing contracts with provisions requiring on-going compliance with financial covenants. These subsidiaries are located in Bangladesh, Chile, China, India, Indonesia, Malaysia, Philippines, United Kingdom and Ukraine. The debt associated with such covenants represented approximately 4% of the Group’s total debt. Given the dispersion of these contracts among various subsidiaries and the quality of the Group’s liquidity protection through its access to committed credit facilities, we believe that such covenants will not have a material impact on the Group financial situation.

See Note 26(e) to our consolidated financial statements.

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

Due to legal or regulatory constraints or national regulations, we do not operate a full worldwide centralized cash management program. However, the policies set by senior management tend to maximize cash recycling within the Group. When cash cannot be internally recycled, cash surpluses are to be invested in liquid, short-term instruments with at least half of any cash surplus being invested in instruments with a maturity of less than 3 months.

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

In 2006 we earned approximately 73% of our revenues in currencies other than the euro, with approximately 32% denominated in U.S. dollars or Canadian dollars.

Approximately 30% of our net income Group share was contributed by subsidiaries which prepare their financial statements in U.S. dollars or Canadian dollars. As a result, a 10% change in the U.S. dollar/euro exchange rate and in the Canadian dollar/euro exchange rate would have an impact on our net income Group share of approximately 40 million euros, all other things being equal.

In addition, at the end of 2006, approximately 78% of our capital employed was located outside the member states of the European Monetary Union, with approximately 31% denominated in U.S. dollars or Canadian dollars.

4.5	Contractual and Contingent Commitments

The following table sets forth an estimate of our exposure to significant contractual obligations with respect to repayment of debt, payments under finance lease obligations and operating leases, exercisable purchase obligations held by third party shareholders and other purchase obligations and payments under other commitments.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 79

Back to Contents

The estimate of our exposure to significant contractual obligations is as follows:

	PAYMENT DUE PER PERIOD			AT DECEMBER 31,

(MILLION EUROS)	LESS THAN 1 YEAR	1-5 YEARS	MORE THAN 5 YEARS	2006(1)	2005	2004

DEBT (2)	1,553	4,646	4,569	10,768	8,742	8,346

Of which finance lease obligations	6	28	25	59	35	34
Scheduled interest payments(3)	498	1,371	1,769	3,638	2,260	1,928
Net scheduled obligations on interest rate swaps (4)	1	(12)	(16)	(27)	(92)	(114)
Operating leases	186	388	283	857	863	724
Capital expenditures and other purchase obligations	892	713	343	1,948	1,902	978
Other commitments	89	38	40	167	177	219

TOTAL	3,219	7,144	6,988	17,351	13,852	12,081

______________
(1)	Continuing operations only.
(2)	See Note 26(b) to our consolidated financial statements.
(3)	Scheduled interest payments associated with variable rates of interest are computed on the basis of the rates in effect at December 31.
(4)	Scheduled interest payments of the variable leg of the swaps are computed on the rates in effect at December 31.

We expect to be able to refinance our debt obligations as they come due. Our short-term debt commitments due in 2007 amounted to 1,553 million euros at December 31, 2006 (including the current portion of long-term debt).

Future expected funding requirements of benefit payments related to our pension and postretirement benefit plans are not included in the above table, because future long term cash flows in this area are uncertain.

See Note 24 to our consolidated financial statements for further information on the amount reported under the “current portion” of pension and other employee benefits provisions in the balance sheet.

Put Options on Shares of Associates and Joint Ventures (not Included in the Above Schedule):

As part of the acquisition process of certain entities, we have granted third party shareholders the option to require us to purchase their shares at a predetermined price, based on fair market value. These shareholders are either international institutions, such as the European Bank for Reconstruction and Development, or private investors, which are essentially financial or industrial investors or the former shareholders of the applicable companies we purchased. If these shareholders exercise their options, our percentage ownership interest in the applicable company would increase. Assuming that all of these options were exercised, the purchase price to be paid by the Group, including net debt acquired, would amount to 354 million euros as of December 31, 2006. Based upon the terms of these agreements, a portion of the total amount could be exercised in 2007 and 2008 for 133 million euros and 8 million euros, respectively. The residual 213 million euros can be exercised starting in 2009.

We do not expect all of these options to be exercised as soon as they become exercisable. Some of these options have expiry dates. It is likely that such options will be exercised by such dates.

At December 31, 2006, we had outstanding collateral and other guarantees amounting to 601 million euros, comprised of 6 million euros of securities and pledged assets, 354 million euros of property collateralizing debt and 241 million euros of guarantees given.

Finally, we have committed to indemnify third parties with respect to our disposal of certain businesses. Our exposure under these commitments is considered remote. The total amount of capped indemnification commitments still in force at December 31, 2006 was 400 million euros.

4.6	Market Risks

We are exposed to foreign currency risk and interest rate risk. Other market risk exposures are generated by our equity investments, commodity price changes, in particular on energy commodities, and counterparty risk.

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

PAGE 80  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Our policy is to use derivative instruments to hedge against our exposure to exchange rate and interest rate risks. We also use derivative instruments, from time to time, to manage our exposure to commodity risks. With the prior authorization of our senior management, we have occasionally entered into agreements to limit our or another party’s exposure to equity risk.

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

We are subject to commodity risk with respect to price changes principally in the energy and freight markets. From time to time, we use derivative financial instruments to manage our exposure to these commodity risks.

We are also subject to equity risk with respect to our minority holdings in certain public companies. We occasionally enter into transactions with respect to our equity investments with financial institutions. We account for such instruments by taking the fair value at period end in accordance with applicable valuation rules. In addition, in regard to certain joint ventures and other acquisitions, we have entered into shareholders agreements, which have written call and put options with respect to our and our partners’ interests.

See Section 4.5 (Contractual Obligations and Contingent Commitments), as well as Notes 26(f) and 27(g) to our consolidated financial statements for more information on equity risk and on our exposure to these options.

Foreign Currency Risk

Translation Risk

See Section 4.4 (Liquidity and Capital Resources - Effect of currency fluctuations on our results and balance sheet).

Transaction Risk

We are subject to foreign exchange risk as a result of our subsidiaries’ purchase and sale transactions in currencies other than their operating currencies.

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

Each subsidiary is responsible for managing the foreign exchange positions arising as a result of commercial and financial transactions performed in currencies other than its domestic currency. Exposures are centralized and hedged with corporate treasury department using foreign currency derivative instruments when local regulations permit. Otherwise our exposures are hedged with banks. The corporate treasury department returns its position in the market, and attempts to reduce our overall exposure by netting purchases and sales in each currency on a global basis when feasible.

As far as financing is concerned, our general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency, except for subsidiaries operating in growing markets, where cash surpluses are invested, whenever it is possible, in U.S. dollars or in euros. A significant portion of our financing is in U.S. dollars, British pounds and U.S. dollars related currencies, reflecting our significant operations in these countries. Part of this debt was initially borrowed in euros at the parent company level then converted into foreign currencies through currency swaps. At December 31, 2006, before these currency swaps, 21% of our total debt was denominated in U.S. dollars and 13% was denominated in British pounds. After taking into account the swaps, our U.S. dollar denominated debt amounted to 36% of our total debt, while our British pound denominated debt represented 18%.

See Notes 26 and 27 to our consolidated financial statements for more information on debt and financial instruments.

Interest Rate Risk

We are exposed to interest rate risk through our debt and cash. Our interest rate exposure can be sub-divided into the following risks:

•	price risk for fixed rate financial assets and liabilities.

By contracting a fixed-rate liability, for example, we are exposed to an opportunity cost in the event of a fall in interest rates. Changes in interest rates impact the market value of fixed-rate assets and

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 81

Back to Contents

liabilities, leaving the associated financial income or expense unchanged;

•	cash flow risk for floating rate assets and liabilities.

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

Before taking into account the interest rate swaps, at December 31, 2006, 63% of our total debt was fixed rate. After taking into account these swaps, the portion of fixed debt in our total debt amounted to 56%.

See Notes 26 and 27 to our consolidated financial statements for more information on our debt and financial instruments.

Commodity Risk

We are subject to commodity risk with respect to price changes mainly in the electricity, natural gas, petcoke, coal, fuel, diesel, and freight markets. We attempt to limit our exposure to changes in commodity prices by entering into long-term contracts and increasing our use of alternative fuels.

From time to time, and if the market exists, we hedge our material commodity exposures through derivative instruments at the latest when a firm commitment is entered into or known or when future cash flows are highly probable. These derivative instruments are generally limited to swaps and options, with ad-hoc terms.

We do not enter into commodities contracts for other than hedging purposes.

See Note 27(e) to our consolidated financial statements for more information on financial instruments.

Interest Rate Sensitivity

The table below provides information about our interest rate derivative instruments and debt obligations that are sensitive to changes in interest rates.

For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates before swaps.

For interest rate derivative instruments, the table presents notional amounts by contractual maturity dates and related weighted average interest rates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on effective rates at year-end.

MATURITIES OF NOTIONAL CONTRACT VALUES (MILLION EUROS)	AT DECEMBER 31, 2006

	AVERAGE RATE (%)	2007	2008	2009	2010	2011	>5 YEARS	TOTAL	FAIR VALUE

DEBT
Long-term debt *	5.4	1,275	946	436	838	2,426	4,569	10,490	10,642
Fixed rate portion	6.0	780	732	66	331	482	4,435	6,826	6,975
Floating rate portion	4.1	495	214	370	507	1,944	134	3,664	3,667
Short-term bank borrowings	6.1	278	—	—	—	—	—	278	278
INTEREST RATE DERIVATIVES
Pay Fixed
Euro	6.3	151	70	—	—	—	—	221	(3)
Other currencies	5.1	28	25	8	—	—	—	61	1
Pay Floating
Euro	3.3	—	—	—	—	—	600	600	7
Other currencies	6.2	—	—	—	298	—	152	450	(6)
Other interest rate derivatives
Euro	—	—	—	—	—	—	—	—	—
Other currencies	9.5	21	7	—	—	—	—	28	0
______________
*	Including the current portion of long-term debt.

PAGE 82  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

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

MATURITIES OF NOTIONAL CONTRACT VALUES (MILLION EUROS)	AT DECEMBER 31, 2006

	2007	2008	2009	2010	2011	>5 YEARS	TOTAL	FAIR VALUE

DEBT IN FOREIGN CURRENCIES
U.S. dollar	79	184	30	13	631	1,289	2,226	2,323
British pound	19	9	9	306	9	1,055	1,407	1,442
Other currencies	367	134	93	28	17	39	678	679

TOTAL	465	327	132	347	657	2,383	4,311	4,444

FOREIGN EXCHANGE DERIVATIVES
FORWARD CONTRACT PURCHASES AND CURRENCY SWAPS
U.S. dollar	298	—	—	—	—	—	298	(5)
British pound	766	—	—	—	—	—	766	1
Other currencies	217	18	—	—	—	—	235	(1)

TOTAL	1,281	18	—	—	—	—	1,299	(5)

FORWARD CONTRACT SALES AND CURRENCY SWAPS
U.S. dollar	1,935	13	—	—	—	—	1,948	42
British pound	1,061	—	—	—	—	—	1,061	(4)
Other currencies	399	18	—	—	—	—	417	2

TOTAL	3,395	31	—	—	—	—	3,426	40

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

Financial Instruments

The fair values of foreign currency and interest rate derivative instruments have been calculated using market prices that the Company would pay or receive to settle the related agreements.

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

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 83

Back to Contents
4.7	Research and Development

2006 was another year of strong mobilization for R&D. Innovation was clearly a strategic priority for the Group.

Most of the research work done by LCR (Lafarge Centre de Recherche) continued the efforts we began in 2005, in three directions: research for new products giving added value solutions for our customers, evolution of our product ranges focused on sustainable construction concerns, and finally a sustained effort to reduce CO2 emissions.

Our total budget was 41 million euros for R&D (not including Cement Technical Center and local laboratories), 36 million euros and 33 million euros for the years ended December 31, 2006, 2005 and 2004, respectively.

In 2006, LCR expenses have remained at the same level as in 2005 following two years of significant increase.

Our principal research programs covered the following areas:

•

Cement Division: we have made a real effort to differentiate cement (special cements offering specific properties for specific applications: early strengths, absence of dust). We have also focused on efforts to reduce Research CO2 emissions, which have shown promise;

•

Aggregates and Concrete Division: we maintained a steady effort to accompany the launch of our main innovations developed in 2005 (joint less floors, accelerated concretes). A new wave of innovation projects has been launched (particularly in the field of future products and low-energy construction systems). Finally, we have pursued work on sand optimization in quarrying operations;

•	Gypsum Division: we pursued various projects to improve product performance (resistance to humidity, mechanical and acoustic properties) as well as process improvements.

Our Research Center has continued its external collaboration policy in partnerships with prestigious schools, institutes and universities all around the world in all our trades. In 2006, we created a chair for Durable Construction Material Science at the École Polytechnique and the École des Ponts (France), and began our first collaboration with an important Chinese Research Institute.

4.8	Trend Information

Based on recent trends, our markets are expected to remain favorable overall in 2007.

In Cement, we anticipate strong demand and prices overall. In North America, we anticipate a slight slowdown in our markets.

In Aggregates & Concrete, we expect another year of growth in 2007, with strong growth in emerging markets in particular.

In Gypsum, 2007 should be favorable in terms of volumes and prices in Western and Eastern Europe, but with a slowdown in the residential sector in North America.

After increases in energy and logistics costs in recent years, we expect further increases in 2007.

The cost-cutting plans launched in all our activities and countries as part of “Excellence 2008” should generate significant cost reductions in 2007.

Beyond 2007, we should exceed the objective we set in June 2006 of an average annual increase in earnings per share of 10% between 2005 and 2008 and of an improvement in return on capital employed after tax to 10% by 2008.

In addition, we have launched in 2007 a share buy-back program of 500 million euros.

This trend information contains forward-looking statements regarding, among other matters, our expectations for future volume and pricing trends, demand for our products, energy costs, earnings per share, return on capital employed after tax and other market developments. These forward-looking statements reflect management’s estimates and beliefs based on currently available information and historical trends. However, actual results may differ significantly from the expectations expressed.

Our business and financial results are exposed to cyclical activity of the construction sector, the effects of the weather and other climatic conditions, competition, developments in growing markets and other risks and uncertainties described under Chapter 2 (Risk factors).

PAGE 84  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

5	Directors, Senior Management and Employees

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 85

Back to Contents
5.1	Board of Directors

Presently, the Board of Directors consists of fifteen members with complementary profiles and experiences.

A number of Board members have held positions within our Group or have had professional dealings with our Group and therefore know our activities well. Others are not as close to our business and bring other experiences, a global understanding of business matters and the ability to benchmark our activities against practices and standards in other industries.

In accordance with the Directors’ internal charter, each Board member must carry out his duties with full independence of mind. Proposals for the election of new Directors are made by the Nominations Committee.

Information on Directors

Bertrand Collomb: Chairman of the Board of Directors of Lafarge, 61, rue des Belles Feuilles, 75116 Paris, France.

Mr Collomb was appointed to the Board of Directors in 1987 and served as Chairman and Chief Executive Officer from 1989 to 2003. Prior to his appointment as Chairman and Chief Executive Officer, he held various executive positions within the Group, namely in North America, from 1975 to 1989 and in the French Ministry of Industry and governmental cabinets from 1966 to 1975. His term of office expires at the General Meeting approving financial statements for the financial year ended 2008. He is also a company officer of several group subsidiaries. He is a Director of Total and Atco. He is a trustee of the International Accounting Standards Foundation (IASF). He also is a member of the French Institute of International relations (Academy of moral and political sciences), Chairman of the French Association of Private Companies (AFEP), member of the European Round Table (ERT) of industrials, and Vice Chairman of the Global Business Coalition against HIV/Aids. Mr Collomb holds 62,218 Lafarge shares. He is 64 years old.

Bruno Lafont: Director and Group Chief Executive Officer, 61, rue des Belles Feuilles, 75116 Paris, France.

Bruno Lafont was appointed as a Member of the Group’s Board of Directors on May 25, 2005. He is a graduate of the Hautes Études Commerciales business school (HEC 1977, Paris) and the École Nationale d’Administration (ENA 1982, Paris). He started his career at Lafarge in 1983 as an internal auditor in the Finance Department. In 1984, he joined the Sanitaryware Division (no longer part of the Group) as Chief Financial Officer in Germany. He then led the Division’s Finance Department (1986-1988) and the International Development Department, based in Germany (1988-1989). In 1990, he was appointed Vice President for Lafarge Cement and Aggregates & Concrete operations in Turkey and the Eastern Mediterranean zone. In 1995, Mr Lafont was appointed Group Executive Vice President, Finance, then Executive Vice President of the Gypsum Division in 1998. In May 2003, Mr Lafont joined the Group’s General Management as Chief Operating Officer and was appointed Group Chief Executive Officer effective January 1, 2006. His term of office expires at the General Meeting approving financial statements for the financial year ended 2008. Mr. Lafont holds 8,617 Lafarge shares. He is 50 years old.

Michael Blakenham: Director, 1 St. Leonard’s Studios, Smith Street, London SW3 4EN, United Kingdom.

Michael Blakenham was appointed to the Lafarge Board of Directors in 1997. He is trustee of The Blakenham Trust (UK) and of the Foundation and Friends of the Royal Botanic Gardens, Kew, where he was Chairman from 1997 to 2003. He is a Director of Sotheby’s Inc. (U.S.). He was previously President of the British Trust for Ornithology from 2001 to 2005 and a member of the Committees of the House of Lords on Sustainable Development and Science and Technology. He chaired a review on the governance of the National Trust (UK) in 2003 and the Japan Festival in the United Kingdom in 2001. He was previously a partner of Lazard Partners from 1984 to 1997, Chairman of Pearson Plc. (UK) from 1983 to 1997, and of the Financial Times (UK) from 1984 to 1993. His term of office expires at the General Meeting approving financial statements for the financial year ended 2006. Lord Blakenham holds 1,806 Lafarge shares. He is 69 years old.

Jean-Pierre Boisivon: Director, 29 rue de Lisbonne, 75008 Paris, France.

Jean-Pierre Boisivon was appointed to the Lafarge Board of Directors in 2005. He held responsibilities both in education and in businesses. He was a university professor from 1980 to 2000, at the University of Paris II Panthéon Assas, then headed the Department of evaluation and trends of the French Ministry of Education from 1987 to 1990, as well as the Essec group from 1990 to 1997. He also served as Deputy Chief Operating Officer of the Caisse d’Épargne de Paris from 1978 to 1985 and General Secretary of the Union des Banques à Paris from 1978 to 1985. His term of office expires at the General Meeting approving financial statements for the financial year ended 2008. He is Deputy General Manager of the Institut de l’Entreprise and Chairman of the organizing committee of the labour exposition “Un des meilleurs ouvriers de France”. Mr Boisivon holds 1,150 Lafarge shares. He is 66 years old.

Michel Bon: Director, 86 rue Anatole France, 92300 Levallois-Perret, France.

Michel Bon was appointed to the Lafarge Board of Directors in 1993. He is Chairman of Devoteam and Chairman of the Supervisory Board of Éditions du Cerf. He previously

PAGE 86  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

served as Chairman and Chief Executive Officer of France Telecom from 1995 to 2002, and Chief Operating Officer, then Chief Executive Officer of Carrefour from 1985 to 1992. His term of office expires at the General Meeting approving financial statements for the financial year ended 2008. He is a Director of Sonepar (France) and the Banque Transatlantique (France) and senior adviser of Close Brothers and Permira. Mr Bon holds 3,716 Lafarge shares. He is 63 years old.

Philippe Charrier: Director, 59, boulevard Exelmans, 75016 Paris, France.

Philippe Charrier was appointed to the Lafarge Board of Directors in 2005. He is Vice President and CEO of Oenobiol. He was Chairman and Chief Executive Officer of Procter & Gamble France from 1999 to 2006. He joined Procter & Gamble in 1978 and held various financial positions before serving as Chief Financial Officer from 1988 to 1994, Marketing Director in France from 1994 to 1996 and Chief Operating Officer of Procter & Gamble Morocco from 1996 to 1998. His term of office expires at the General Meeting approving financial statements for the financial year ended 2008. He is Chairman of the Board of Directors of Alphident and Dental Emco SA and a Director of Oenobiol (France), the Fondation HEC and of the Community of European Management Schools (CEMS). He is also Chairman of Entreprise et Progrès. Mr Charrier holds 1,850 Lafarge shares. He is 52 years old.

Oscar Fanjul: Director, Paseo de la Castellana, 28-5, ES-28046 Madrid, Spain.

Oscar Fanjul was appointed to the Lafarge Board of Directors in 2005. He holds a PhD in economy. He began his career in 1972 working for the industrial holding I.N.I. (Spain), was then Technical General Secretary and Under-Secretary at the Spanish Ministry of Energy from 1983 to 1984 and President and Founder of Repsol YPF (Spain) from its creation in 1988 to 1996. His term of office expires at the General Meeting approving financial statements for the financial year ended 2008. He is Vice Chairman Chief Executive Officer of Omega Capital, S.L., a Director of Marsh & Mc Lennan Company, the London Stock Exchange, Acerinox (Spain), Inmobiliaria Colonial (Spain), and Areva. He is also International adviser with Goldman Sachs. Mr Fanjul holds 1,143 Lafarge shares. He is 57 years old.

Guilherme Frering: Director, 12 Stanhope Gate, London W1K 1AW, United Kingdom.

Guilherme Frering was appointed to the Lafarge Board of Directors in 1997. He is Managing Director of Tellus (UK) Limited (UK). He is Chairman of the Instituto Desiderata (Brazil) and served as Chairman of Caemi Mineraçao e Metalurgia SA (Brazil) from 1990 to 1999. His term of office expires at the General Meeting approving financial statements for the financial year ended 2006. Mr Frering holds 2,394 Lafarge shares. He is 48 years old.

Juan Gallardo: Director, Monte Caucaso 915–4 piso, Col. Lomas de Chapultepec C.P., MX 11000 Mexico.

Juan Gallardo was appointed to the Lafarge Board of Directors in 2003. He has been Chairman of Grupo Embotelladoras Unidas SA de C.V. (Mexico) since 1985. He is President of the Fondo Mexico and Vice President of Home Mart Mexico. He is a Director of Nacional Drogas (Mexico), Grupo Mexico and Caterpillar Inc. (U.S.), member of the International Advisory Council of Textron Inc. and of the Mexican Business Roundtable. His term of office expires at the General Meeting approving financial statements for the financial year ended 2008. Mr Gallardo holds 1,500 Lafarge shares. He is 59 years old.

Alain Joly: Director, 199 avenue Victor Hugo, 75116 Paris, France.

Alain Joly was appointed to the Lafarge Board of Directors in 1993. He is a Director of Air Liquide. He was previously Chairman of the Supervisory Board of Air Liquide (France) from 2001 to 2006, Chairman and Chief Executive Officer from 1995 to 2001 and Chief Operating Officer from 1985 to 1995. His term of office expires at the General Meeting approving financial statements for the financial year ended 2008. He is a Director of BNP-Paribas. Mr Joly holds 2,628 Lafarge shares. He is 68 years old.

Bernard Kasriel: Director, 148 rue de l’Université, 75007 Paris, France.

Mr Kasriel was appointed to the Board of Directors in 1989 and was Vice-Chairman of the Board from 1995 until 2005. Bernard Kasriel was Chief Executive Officer of Lafarge from 2003 to 2005. Prior to his current position, he was Vice-Chairman Chief Operating Officer from 1995 to 2003 and Chief Operating Officer between 1989 and 1994. He served as Senior Executive Vice President from 1982 to 1989, President and Chief Operating Officer of National Gypsum (USA), from 1987 to 1989 and held various executive positions within the Group since he joined Lafarge in 1977. From 1975 to 1977, he served as Senior Executive Vice President of the Société Phocéenne de Métallurgie, and from 1972 to 1974 he served as Chief Executive Officer of Braud. Mr Kasriel began his career in 1970 at the Institut du Développement Industriel. His term of office expires at the General Meeting approving financial statements for the financial year ended 2009. Mr Kasriel is a Director of L’Oréal (France), Arkema SA and Neucor (United States). He is a member of the board of LBO France since September 2006. Mr Kasriel holds 25,124 Lafarge shares. He is 60 years old.

Raphaël de Lafarge: Director, 28, quai Claude-Bernard, 69007 Lyon, France.

Raphaël de Lafarge was appointed to the Lafarge Board of Directors in 1982. He was Director of Borgey from 1994 to 2003. His term of office expires at the General Meeting approving financial statements for the financial year

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 87

Back to Contents

ended 2006. Mr de Lafarge holds 43,988 Lafarge shares. He is 64 years old.

Jacques Lefèvre: Director, 61, rue des Belles Feuilles, 75116 Paris, France.

Jacques Lefèvre was appointed to the Lafarge Board of Directors in 1989 and was Vice-Chairman from 1995 until 2006. He served as Vice President and Chief Operating Officer from 1995 to 2000. Prior to this position, he served as Chief Operating Officer from 1989 to 1994, Group Chief Operating Officer from 1987 to 1989, Executive Vice President, Finance from 1980 to 1987 as well as various management positions in the Group since 1974. His term of office expires at the General Meeting approving financial statements for the financial year ended 2009. He holds various executive positions in the subsidiaries of Lafarge. He is Chairman of the Supervisory Board of the Compagnie de Fives Lille (France), Director of Société Nationale d’Investissement (Morocco) and Cimentos de Portugal. Mr Lefèvre holds 35,483 Lafarge shares. He is 68 years old.

Michel Pébereau: Director, 3, rue d’Antin, 75002 Paris, France.

Michel Pébereau was appointed to the Lafarge Board of Directors in 1991. Michel Pébereau is Chairman of BNP-Paribas (France) and holds various executive positions in the subsidiaries of this company. He was previously Chairman and Chief Executive Officer of BNP then BNP-Paribas from 1993 to 2003, Chief Operating Officer and subsequently Chairman and Chief Executive of the Crédit Commercial de France from 1982 to 1993. His term of office expires at the General Meeting approving financial statements for the financial year ended 2006. He is a Director of Total and Saint-Gobain (France), member of the Supervisory Board of Axa, President of the Institut de l’Entreprise and non-voting Director of Galeries Lafayette (France). Mr Pébereau holds 2,108 Lafarge shares. He is 65 years old.

Hélène Ploix: Director, 162, rue du Faubourg-Saint-Honoré, 75008 Paris, France.

Hélène Ploix was appointed to the Lafarge Board of Directors in 1999. Mrs Ploix is Chairman of Pechel Industries Partenaires. She previously served as Special Counsel for the single currency at KPMG Peat Marwick from 1995 to 1996. She was previously Deputy Chief Executive Officer of Caisse des Dépôts et Consignations (France) and Chairman and Chief Executive Officer of CDC Participations from 1989 to 1995, Chairman of the Caisse Autonome de refinancement, Chairman of the Supervisory Board of CDC Gestion and Chairman of CDC Participations. Her term of office expires at the General Meeting approving financial statements for the financial year ended 2008. She is a member of the Supervisory Board of Publicis Groupe (France), an non-executive Director of BNP-Paribas (France), Ferring SA, (Switzerland) and Alliance Boots Plc. (UK). In her capacity at Pechel Industries Partenaires, she is also a Director of non-listed companies. Mrs Ploix holds 1,971 Lafarge shares. She is 62 years old.

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

Independent Directors

Our Board of Directors is comprised of nine independent Directors: Mrs Hélène Ploix and Messrs Michael Blakenham, Jean-Pierre Boisivon, Michel Bon, Philippe Charrier, Oscar Fanjul, Juan Gallardo, Raphaël de Lafarge and Alain Joly.

The Board of Directors has followed the recommendations of the Report of the working group set up by the French employers’ associations, the MEDEF and AFEP- AGREF, which was chaired by Daniel Bouton (Chairman and CEO of Société Générale), and entitled “Promoting Better Corporate Governance In Listed Companies”, in its assessment of independent Directors, but without applying the recommended 12-year limitation on length of service as a Director. The Board considers that in a long-term business such as ours, where management is stable, serving as Director for a long period of time can bring more experience and authority and can increase Director independence. Messrs Michel Bon, Raphaël de Lafarge and Alain Joly have been serving as Directors of Lafarge for over 12 years.

Although the criteria for the determination of Director independence under the Bouton report differ from those found in the rules and regulations of the U.S. Securities and Exchange Committee (the “SEC”) and the NYSE, a majority of the members of our Board of Directors may be deemed independent under the SEC and NYSE criteria. As prescribed by our Board’s internal regulations, all of the members of our Audit Committee are “independent” Directors under the criteria set by the Board of Directors and all meet the standards for Director independence of the SEC and the NYSE. Two thirds of the members of our Nominations Committee and Remunerations Committee qualify as “independent” Directors in accordance with our Board’s internal regulations, which provides that a majority of its members must qualify as “independent”, whereas NYSE rules establish for U.S. domestic issuers that all the members of Nominating and Compensation

PAGE 88  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Committees should be independent. We do not have a separate corporate governance committee composed exclusively of independent Directors, as provided for under NYSE rules for U.S. domestic issuers, this function being performed collectively by the Board of Directors and its Committees, as described in Section 5.4 (Board and Committees rules and practices) below.

Furthermore, the Board of Directors, after having reviewed the composition of its Audit Committee, has determined that Mrs Hélène Ploix qualifies as the Committee’s financial expert in accordance with the Audit Committee financial expert requirements set by the SEC.

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

3. Conflicts of Interest

A Director is under the obligation to inform the Board of any situation involving a conflict of interests, even of a potential kind, and must refrain from taking part in any vote on any resolution of the Board where he finds himself in any such a conflict of interest situation.

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

6. Training

Every Director may, in particular at the time of his election to the Board and where he deems it necessary so to do, take advantage of training on the specificities of the Company and the Group, its professions, sector of activity, organization and particular financial circumstances.

7. Loyalty

A Director is bound by an obligation of loyalty. He must not, under any circumstances, do anything capable of causing damage to the Company or any of the other companies in the Group. He may not personally take on any responsibilities, within any undertakings or businesses having any activity competing with those of Lafarge without first notifying the Board of Directors thereof.

8. Privileged Information – Transactions on Shares

A Director must not carry out any transactions involving Company shares except within the framework of the rules determined by the Company. He must make a statement to Lafarge concerning any transactions involving Lafarge shares carried out by him within five days of any such transaction.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 89

Back to Contents

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

Meetings, during which any Director may make presentations and discuss with the Directors in his sector of activity, are organized on a regular basis by the Chairman of the Board of Directors, during or outside Board meetings.

Every Director is entitled to request from the Chairman the possibility of having a special meeting with the Group management, without the presence of the Chief Executive Officer or the Chief Operating Officers, in the fields that interest them.

5.2	Executive Officers

Since January 1, 2006, our Executive Committee headed by Mr Bruno Lafont, Group Chief Executive Officer is comprised of the following other members:

Michel Rose: Group Chief Operating Officer Cement, 61, rue des Belles Feuilles, 75116 Paris, France.

Michel Rose (born in 1943) is an engineering graduate of “École des Mines de Nancy” (1965) and holds a MBA of the IMI in Geneva (1977). He joined the Group as a plant engineer in 1970 and subsequently became a department manager in the Group’s Research Center in 1975, and then Director of Internal Communications for the Group in 1978. After heading Group activities in Brazil from 1980 to 1983, he was appointed Executive Vice President of Human Resources and Corporate Communications in 1984 and then CEO of the Biotechnology Unit in 1986. In 1989, he was appointed Senior Executive Vice President. Michel Rose was Chairman and Chief Executive Officer of Lafarge North America Inc. from 1992 to 1996. On his return, he oversaw Lafarge’s operations in the growing markets through 2000. He chairs the Executive Committee of the Cement Division since September 12, 2000.

Ulrich Glaunach: Group Executive Vice President Cement, 61, rue des Belles Feuilles, 75116 Paris, France.

Dr. Ulrich Glaunach (born in 1956) holds a doctorate in economic sciences from the university of Vienna (1980) and an MBA from INSEAD in Fontainebleau (1982). Prior to his career with Lafarge, Ulrich Glaunach held marketing and general management positions with Unilever, Braun, Tempo and Moulinex. Ulrich Glaunach joined Lafarge in 1995 as President of Lafarge Perlmooser, Austria, and became Chief Operating Officer of the newly created Roofing Division in 1998. Since 2000, Ulrich Glaunach has been Executive Vice President of the Roofing Division and member of the Executive Committee. Ulrich Glaunach is Group Executive Vice President Cement since January 1, 2006.

Guillaume Roux: Group Executive Vice President Cement, 61, rue des Belles Feuilles, 75116 Paris, France.

A graduate from the Institut d’Études Politiques in Paris, Guillaume Roux (born in 1959) joined the Lafarge Group in 1980 as an internal auditor for Lafarge Ciments, France. He was appointed Chief Financial Officer of the

PAGE 90  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Biochemicals Unit in the United States from 1989 to 1992, before returning to Lafarge headquarters to head a mission for the Finance Department. In 1996, he was sent back to the United States as Vice President of Marketing for Lafarge North America Inc. In 1999, he was appointed Chief Executive Officer of Lafarge operations in Turkey and then in 2002, Executive Vice President of the Cement Division’s operations in Southeast Asia. Guillaume Roux has been Group Executive Vice President Cement and member of the Executive Committee since January 1, 2006.

Jean-Charles Blatz: Group Executive Vice President Aggregates & Concrete, 61, rue des Belles Feuilles, 75116 Paris, France.

A graduate of the Institut d’Études Politiques in Paris with a Masters in civil law, Jean-Charles Blatz (born in 1944) has devoted his entire career to Lafarge. He joined the Lafarge Group in 1970 as head of Organization and Methods for Lafarge Ciments, France. In 1973, he was appointed Vice President of Administration and Finance for Allia, a subsidiary of the Sanitaryware Division, and then Financial Director of Lafarge-Coppée. From 1989 to 1993, he was Vice President of Cementia and managed the Group’s development in Central Europe. From 1993 to 1994, he was Vice President of Performance Aggregates & Concrete. Jean-Charles Blatz was then named Executive Vice President of the Mediterranean Region and Trading for the Cement Division. Since 2004, he has been Group Executive Vice President Aggregates & Concrete and a member of the Executive Committee.

Jean-Christophe Barbant: Group Executive Vice President Roofing, Frankfurter Landstrasse 2-4, D 61437 Oberursel, Germany.

Jean-Christophe Barbant (born in 1963) graduated from École Polytechnique (1982) and the ENSM engineering school in Paris. He began his career at the French Ministry of Industry in 1988, and then moved to the Ministry of Transport and Infrastructure in 1993. He joined Lafarge Gypsum as Vice President in 1995 with responsibility for purchasing and strategy. In 1997, he was appointed Senior Vice President of Northern Europe for the Gypsum Division. In 2000, he became Vice President for Corporate e-business. In May 2003, he was named Deputy Executive Vice President of the Roofing Division, which is based in Germany. Jean-Christophe Barbant was appointed Group Executive Vice President Roofing on January 1, 2006 and is no longer a member of the Executive Committee since February 28, 2007, date on which the sale of the Roofing Division became effective.

Isidoro Miranda: Group Executive Vice President Gypsum, 61, rue des Belles Feuilles, 75116 Paris, France.

With a Doctorate (PhD) in engineering from Navarre University (Spain), Senior Visiting Scholar at Stanford (USA) and a MBA from Insead, Isidoro Miranda (born in 1959) began his career in a strategic consulting firm in London and Paris. He joined the Lafarge Group in 1995 as the Director of Group Strategic Research, before being named the Chief Executive Officer of Lafarge Asland, the Cement subsidiary in Spain. In 2001, he was named Executive Vice President of the Cement Division and a member of the Executive Committee. Since May 2003, he has been Group Executive Vice President Gypsum.

Jean-Jacques Gauthier: Group Executive Vice President Finance, 61, rue des Belles Feuilles, 75116 Paris, France.

Jean-Jacques Gauthier (born in 1959) joined the Group in February 2001. After graduating in law and economics, he began his career with Arthur Young. Between 1986 and 2001, he held several positions in the Matra Group in France and the United States. In 1996, he was named Chief Financial Officer of the Franco-British venture Matra Marconi Space, and between 2000 and 2001, he served as CFO of Astrium. After joining the Lafarge Group in 2001, Jean-Jacques Gauthier has been Group Executive Vice President Finance and a member of the Executive Committee.

Christian Herrault: Group Executive Vice President Organization and Human Resources, 61, rue des Belles Feuilles, 75116 Paris, France.

A graduate of École Polytechnique (1972) and the ENSM engineering school of Paris, Christian Herrault (born in 1951) joined the Group in 1985, taking responsibility for strategy and development in the Bioactivities Unit. Between 1987 and 1992, he was Chief Operating Officer for the Seeds Unit, first in the United States, then in France, and then managed the Glutamates business from 1992 to 1994. In 1995, he was named Chief Executive Officer of the Aluminates & Admixtures Unit (no longer part of the Group). In 1998, he was named Group Executive Vice President Organization and Human Resources and joined the Executive Committee.

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

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 91

Back to Contents
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

In 2006, an additional fee of 1,301 euros was payable to each Director for each meeting attended of our Board of Directors or of one of its Committees.

The total amount of Director’s fees paid in 2007 (with respect to the 2006 fiscal year) was 457,402 euros, which is the same level of fees as paid for each of the three preceding fiscal years.

DIRECTORS	DIRECTORS’ FEES FOR 2006 PAID IN 2007

(EUROS)
Bertrand Collomb	26,955
Bruno Lafont	26,955
Michael Blakenham	30,859
Jean-Pierre Boisivon	32,160
Michel Bon	33,461
Philippe Charrier	30,859
Oscar Fanjul	30,859
Guilherme Frering	24,353
Juan Gallardo	24,353
Alain Joly	38,574
Bernard Kasriel	25,654
Raphaël de Lafarge	30,859
Jacques Lefèvre	29,557
Michel Pébereau	37,273
Hélène Ploix	34,671

TOTAL	457,402

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

In 2006, our senior management was composed of Bertrand Collomb (Chairman), Bruno Lafont (Chief Executive Officer) and Michel Rose (Chief Operating Officer). Their remuneration was composed of a fixed portion and a performance-based portion, which may be up to 80% of the fixed remuneration for our Chairman, 160% of the fixed remuneration of our Chief Executive Officer and 120% of the fixed remuneration for our Chief Operating Officer. All remuneration received by members of senior management with respect to the various offices they hold within our consolidated subsidiaries is imputed with respect to the fixed portion.

Approximately two-thirds of the performance-related pay of the Chairman and three-fourths of the performance-related pay of the Chief Executive Officer and Chief Operating Officer is based on the financial results of the Group in comparison to the objectives established at the beginning of the year, and approximately one third of the performance-related pay of the Chairman and one fourth of the performance related pay of the Chief Executive Officer and Chief Operating Officer is based on their individual performance over the course of the year.

For 2006, the financial criteria used to determine the performance related pay were the increase in economic value added, which reflects the return on capital employed, the increase in net income per share and the relative return on investment of Lafarge assets as compared to its competitors. The portion based on individual performance is determined in part by reference to the personal targets set at the beginning of the year with respect to the major tasks to be undertaken.

In 2006, the outcome in relation to the increase in economic value added was very good. The performance

PAGE 92  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

of senior management was very good with respect to the increase in net income per share, and good as regards the relative return on investment of Lafarge assets as compared to its competitors.

Performance of our senior management in relation to their individual objectives was considered excellent by the Board. Michel Rose was awarded an additional bonus of 100,000 euros for 2006 as his contribution was considered exceptional. As a result, for 2006 the performance-related pay of senior management amounted to 75.5% of his fixed remuneration for Bertrand Collomb, 149% of his fixed remuneration for Bruno Lafont and 132% of his fixed remuneration for Michel Rose.

The compensation we paid to our Chairman, Chief Executive Officer and Chief Operating Officer for 2006, 2005 and 2004 was the following:

(THOUSANDS EUROS)	B. COLLOMB	B. LAFONT**	M. ROSE

Fixed remuneration paid in 2006*	875	800	510
Benefits in kind	5	5	5
2006 Variable remuneration (paid in 2007)	661	1,194	671
2006 Lafarge S.A.Directors’ fees (paid in 2007)	27	27	N/A

TOTAL FOR 2006	1,568	2,026	1,186

Fixed remuneration paid in 2005*	875	490	510
Benefits in kind	5	5	5
2005 Variable remuneration (paid in 2006)	433	327	340
2005 Lafarge S.A.Directors’ fees (paid in 2006)	25	13	N/A

TOTAL FOR 2005	1,338	835	855

Fixed remuneration paid in 2004*	875	440	460
Benefits in kind	5	5	5
2004 Variable remuneration (paid in 2005)	553	395	413
2004 Lafarge S.A.Directors’ fees (paid in 2005)	25	N/A	N/A

TOTAL FOR 2004	1,458	840	878

______________
*	Including Directors’ fees for directorships in our subsidiaries (but excluding Directors’ fees for Lafarge S.A.).
**	Mr Lafont became a senior manager on May 25, 2005 and Group Chief Executive Officer since January 1, 2006.

Total Compensation Paid to the Chairman and Executive Officers in 2006

The aggregate amount of compensation paid to our Chairman and other Executive Officers in 2006, including variable remuneration was 8.4 million euros. This aggregate amount was 10.0 million euros in 2005 and 9.0 million euros in 2004.

This amount:

•	includes the fixed portion of Executive Officers’ salaries in 2006 as well as the bonuses paid in 2006 in respect of 2005;
•	includes a long-term bonus relating to the 2003, 2004 and 2005 financial results benefiting our Executive Officers excluding our senior management;
•	concerns all those who were Executive Officers in 2006, for the time during that year during which they were Executive Officers;
•	does not include the Directors’ fees paid by Lafarge S.A. to Messrs Bertrand Collomb and Bruno Lafont.

The variations in the aggregate amount of compensation paid to the Chairman and the Executive Officers over the last three financial years result from changes in the number of Executive Officers. Since January 1, 2006, the Executive Officers are those individuals comprising the Executive Committee, i.e. a total of 9 persons, including our Chief Executive Officer (versus 12 individuals in 2005 and 13 individuals in 2004). The aggregate amount of compensation paid in 2006 relates to the Chairman and the Executive Officers, i.e. a total of 10 persons.

Severance Arrangements Benefiting our Chief Executive Officer and Chief Operating Officer

The employment contract of Mr Bruno Lafont was suspended effective January 1, 2006, the date upon which he became Chief Executive Officer, in accordance with French law. To the extent his employment contract is reinstated following the termination of his appointment as Chief Executive Officer, he would have the benefit of a severance pay in case of termination of his employment

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 93

Back to Contents

other than for gross negligence or willful misconduct. The cancellation of his current position or the reduction of his level of responsibility would amount to termination under these provisions. The amount of this severance pay would be equal to (i) his statutory severance entitlement plus the equivalent of 6 months pay (based on his most recent fixed and variable remuneration) or (ii) his statutory severance entitlement plus the equivalent of 18 months pay (based on his most recent fixed and variable remuneration) in case of termination of his employment within 24 months of a change of control of Lafarge. The employment contract defines a change of control as the acquisition of a significant portion of the share capital of Lafarge which is followed by the replacement of more than half of the members of the Board of Directors or by the appointment of a new Chief Executive Officer or a new Chairman. The employment contract of Mr Michel Rose, our Chief Operating Officer, contains the same terms.

Pensions and Other Retirement Benefits

Each member of senior management is a beneficiary of a supplemental retirement plan applicable to the French senior officers of the Group, the terms of which vary depending on his position and age as at December 10, 2003, which is the date on which the Board of Directors set the terms of the current plan.

Members of senior management over 55 years of age at December 10, 2003 who have the benefit of the supplemental collective retirement plan that still applies to managers of the French cement activity with a certain seniority (Messrs Bertrand Collomb and Michel Rose) benefit from a guaranteed retirement pension amount equal to 60% of their total remuneration (fixed and variable, with a variable remuneration capped at 100% of the fixed remuneration) with an overall floor and cap set, respectively, at 1 and 1.2 times their average fixed remunerations in 2001, 2002 and 2003.

Members of senior management below 55 years of age at December 10, 2003 (currently Mr Bruno Lafont) are eligible to a supplementary plan with defined benefits set up for our Executive Officers. This plan provides for a pension amount equal to 1.3% of their reference salary (last fixed remuneration plus the average variable remuneration over the last 3 years) in excess of 16 times the annual French social security cap, multiplied by the number of years of office, limited to 10 years.

The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for the Chairman and Executive Officers at December 31, 2006 (10 persons) and former Executive Officers (12 persons), was 75.1 million euros at December 31, 2006.

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

Missions and Responsibilities of the Board Committees

The Board of Directors has defined in its internal regulations the missions and responsibilities of its different permanent Committees which are:

•	the Audit Committee;
•	the Nominations Committee;
•	the Remunerations Committee; and,
•	the Strategy and Investment Committee.

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

For the purposes of carrying out their work, the Committees may hear members of the management of the Group or any other Group management member. The Committees may also engage any expert and rely on his report.

The Committees report on their work to the next meeting of the Board, by way of verbal statement, opinion, proposals, recommendations or written reports.

The Committees may not handle on their own initiative any question exceeding their terms of reference as

PAGE 94  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

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

•

at the time of preparation of the financial statements, to carry out a preliminary review and give an opinion on the draft statutory and consolidated financial statements, including quarterly, semi-annual and annual statements prepared by the management, before being presented to the Board; for those purposes, the draft accounts and all other useful documents and information must be provided to the Audit Committee at least three days before the review of the financial statements by the Board. In addition, the review of the financial statements by the Audit Committee must be accompanied by (i) a note from the statutory auditors highlighting the essential points of the results and the accounting options retained; and (ii) a note from the Financial Director describing the risks exposure and the major off-balance sheet commitments of the Company. The Audit Committee hears the statutory auditors, the Chief Executive Officer and the financial management, in particular on depreciation, reserves, treatment of the overvalues and principles of consolidation;

•

to review the draft projects of interim financial statements, the draft half-year report and the draft report on results of operations report before publication, together with all the accounts prepared for specific transactions (asset purchases, mergers, market operations, prepayments on dividends, etc.);

•	to review, where necessary, the reasons advanced by the Chief Executive Officer not to consolidate certain companies;
•	to review the risks and the major off-balance sheet commitments.

Internal Control and Internal Audit

•	to be informed by the Chief Executive Officer of the definition of internal procedures for the collection and scrutiny of financial information ensuring the reliability of such information;
•

to be informed of procedures and action plans in place in terms of internal control over financial reporting, to hear the persons in charge of internal control on the assessment of internal control over financial reporting carried out every half-year and at the end of each financial year; to examine the engagement terms of the statutory auditors;

•

to examine the Group internal audit plan and hear the persons in charge of internal audit for the purposes of taking note of their programs of work and to receive the internal audit reports of the Company and the Group or an outline of those reports; on prior request to the Chairman of the Board, these hearings can take place on, if necessary, without the presence of the Chief Executive Officer.

Statutory Auditors

•	to regularly hear the statutory auditors’ reports on their methods for carrying out their work;
•

to propose to the Board, where necessary, a decision on the points of disagreement between the statutory auditors and the Chief Executive Officer, likely to arise at the time of carrying out the work in question, or from its contents;

•

to assist the Board in overseeing that the rules, principles and recommendations ensuring the independence of the statutory auditors are followed; for such purposes, the members of the Committee have, by way of delegation by the Board of Directors, the task of:

–

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

–	supervising the questions concerning the independence of the statutory auditors according to the methods and in conformity with the procedures described in Section 10.2 (auditors’ fees and services).

Financial Policy

•

to be informed by the Chief Executive Officer of the financial standing of the Group, the methods and techniques used to lay down financial policy; to be regularly informed of financial strategy guidelines for the Group in particular having regard to the debt and hedging of currency risks;

•	to be informed of the contents of the official financial statements before their release;
•

to be informed in advance of the conditions of the financial transactions of the Group; if a meeting of the Committee cannot be held for reasons of emergency, the Audit Committee is informed of those conditions;

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 95

Back to Contents
•	to review any financial or accountancy question of any kind submitted to it by the Chairman, the Board, the Chief Executive Officer or the statutory auditors; and,
•

to be informed by the Chief Executive Officer of all third party complaints and of any internal information criticizing accounting documents or the Company’s internal control procedures, as well as of procedures put in place for this purpose, and of the remedies for such complaints and criticism.

Fraud

•	to ensure that procedures are put in place for the receipt, retention and treatment of accounting and financial related complains; and
•	to be informed of possible cases of fraud involving management or employees who have a significant role in internal controls over financial reporting.

To enable the Committee of the accounts to carry out its missions fully, the internal rules of procedure of the Board provide that all useful documents and information must be provided to it by the Chief Executive Officer in sufficient time.

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

The choice made by the Nominations Committee on the appointments of the candidates to the office of Director is guided by the interests of Company and of all its shareholders. It takes into account the desirable balance of the composition of the Board, in accordance with the rules on composition laid down in its internal regulations. It oversees that each Director possesses the necessary qualities and availability and that the Directors represent a range of experience and competence thereby permitting the Board to effectively fulfill its missions, having the necessary objectivity and independence with regard to senior management and any shareholder or any particular group of shareholders.

The Nominations Committee is also responsible, together with the Chairman of the Board, for proposing the corporate governance rules to be applied by the Company, and in particular to evaluate Board practices.

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

•

to deliver to the Board an opinion on the general policy of allocation of stock subscription and/or purchase options and on the stock options plans setup by senior management of the Group and to propose allocations of stock subscription or purchase options to the Board;

•

to be informed of the remuneration policy concerning the main management personnel (aside from senior management) of the Company and other companies of the Group and to examine the coherence of this policy;

•	to make proposals to the Board on the total amount of Directors’ fees for proposal to the shareholders’ meeting of the Company;
•

to make proposals to the Board on the rules for the allocation of Directors’ fees and the individual payment amounts to be made to the Directors, taking into account the diligence of the Directors on the Board and on the Committees;

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

PAGE 96  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Missions of the Strategy and Investment Committee

The Strategy and Investment Committee is responsible for advising the Board on the main strategic orientations of the Company and the Group and on the investment policy, and any other important strategic question put before the Board.

It also has the role of studying in detail and formulating its opinion to the Board on the questions submitted to it relating to major investments, the creation and upgrading of equipment, external growth, or divestments and asset or share sales.

Board and Committees Practices

The following table shows the number of Board and Committee meetings during the 2006 fiscal year as well as Directors’ membership and attendance at these different meetings. Four out of the nine Board meetings held in 2006 were convened in addition to the meetings originally scheduled, in particular as a result of the public offer for the buy back of the minority shareholders of Lafarge North America Inc. and the sale of the Roofing Division. In 2006 the average attendance rate at meetings of the Board was over 93% and the average attendance rate at Committee meetings amounted to 99%. These figures take into consideration attendance by telephone to the additional meetings scheduled, such attendance not being counted for quorum or votes as the decree of December 11, 2007 which allows board attendance by telephone was not yet in force.

	BOARD OF DIRECTORS	AUDIT COMMITTEE	NOMINATIONS COMMITTEE	REMUNERATIONS COMMITTEE		STRATEGY AND INVESTMENT COMMITTEE

NUMBER OF MEETINGS IN 2006	9	4	2	3	*	3
Bertrand Collomb	9
Bruno Lafont	9
Michael Blackenham	9		2	3
Jean-Pierre Boisivon	9	4
Michel Bon	9	4				3
Philippe Charrier	9					3
Oscar Fanjul	9	4
Guilherme Frering	8					3
Juan Gallardo	6	3
Alain Joly	8		2	3		3
Bernard Kasriel	8
Raphaël de Lafarge	9					3
Jacques Lefèvre	9					3
Michel Pébereau	7		2	3		3
Hélène Ploix	8	4
______________
*	Of which one meeting was held before the separation of the Nominations and Remunerations Committee into two distinct Committees effective February 2006.

Our Audit Committee is chaired by Mrs Hélène Ploix, our Nominations Committee by Mr Alain Joly, our Remunerations Committee by Mr Alain Joly and our Strategy and Investment Committee by Mr Michel Pébereau.

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

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 97

Back to Contents

carry out their assignments under the responsibility of the Board of Directors.

In 2006, in addition to the approval of the quarterly, half-year and annual financial statements, the preparation of the General Meeting, the setting of the compensation of senior managers and other decisions in the ordinary course, the Board worked primarily on:

•	a public offer for the buy back of the minority shareholders of Lafarge North America Inc. that took place between February and May 2006;
•	the sale of the Roofing Division.

In addition, the Board discussed its practices as described more fully under “Board and Committees evaluation” below.

In carrying out its work, the Board was supported by the work of its different Committees, in particular of the Remunerations Committee as regards the compensation of senior managers and of the Audit Committee prior to approving the financial statements.

Audit Committee

In 2006, the Audit Committee reviewed, on a preliminary basis, our statutory and consolidated 2005 annual financial statements, our statutory and consolidated 2006 half-year and third quarter financial statements as well as our internal controls procedures, as it relates to the implementation of Section 404 of the Sarbanes-Oxley Act, and our policy on fraud in financial reporting and internal controls. The Audit Committee also proposed to the Board the terms of engagement of auditors and their budget for 2006, in accordance with U.S. regulations, supervised the proposal process that was organized by the Company in 2006 related to the appointment of new statutory auditors at the next General Meeting and reviewed the refinancing of the debt facilities put in place for the buy-back of the minority shareholders of Lafarge North America Inc. In February 2006, the Audit Committee also interviewed the two firms selected to become our statutory auditors and, following certain verifications, recommended to the Board that their appointment be submitted at the next shareholders’ meeting.

In terms of its preliminary review of the statutory and consolidated 2006 financial statements, the Audit Committee reviewed the main items of the closing with special attention given to other operating income and expense, finance costs, tax as well as to goodwill impairment tests. It also reviewed management’s assessment of internal control over financial reporting for 2006, as more fully described in Management’s Report on internal control over financial reporting (see Section 9.2 (Management’s Annual Report on internal control over financial reporting)) as well as auditors’ diligence on the fairness of our financial statements and on our internal control over financial reporting. Finally, the Audit Committee reviewed the draft dividend distribution plan for 2006 and issued recommendations to the Board.

Nominations Committee

The Nominations Committee constituted a single committee with the Remunerations Committee until February 2006. During 2006, the Nominations Committee made recommendations on the renewal and election of several Directors to be proposed at the May 24, 2006 General Meeting and took the lead on the Board’ self evaluation described in the paragraph “Board and Committees self-evaluation” below.

On February 22, 2007, the Nominations Committee made proposals to the Board for the nomination and renewal of Directors, which upon further proposal by the Board are to be submitted at the next shareholders’ meeting.

Remunerations Committee

The Remunerations Committee constituted a single committee with the Nominations Committee until February 2006. Within the course of 2006 the Committee made proposals to the Board of Directors for the setting of senior management’s remuneration and the allotment of stock options to selected employees and members of the management, including senior managers. The Committee also made recommendations regarding the allotment of Director’s compensation for 2006.

See Section 5.5 (Management share ownership and options).

On February 22, 2007, the Remunerations Committee made proposals to the Board of Directors for the setting of senior management’s performance-based remuneration for 2006 as well as their fixed remuneration for 2007. These items are described in Section 5.3 (Compensation). During this meeting the Committee also considered the opportunity of allotting free shares of the Company and made proposals to the Board for the approval of new rules for the stock option plan.

Strategy and Investment Committee

Since 2004, the Strategy and Investment Committee is open to all Directors wishing to attend its meetings. In 2006, the Strategy and Investment Committee discussed the Group’s strategic vision on the medium term and related objectives as well as certain specific issues around the Group’s development by activity and by geography. In particular, the Committee discussed the integration within the Group of its American subsidiary Lafarge North America Inc. following the buy-back of minority shareholders in May 2006.

PAGE 98  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Board and Committees Self-Evaluation

The Board’s internal regulations provide that the Board is to organize at least once a year a discussion on its practices with a view to assess and improve their efficiency. A formal assessment of the way it operates and the effective participation of each Director is to take place every three years using a questionnaire approved by the Board.

At the end of 2006 and the beginning of 2007, the Board initiated a formal evaluation of its organization and practices in accordance its internal regulations. Improvements in the organization of the Board and in the quality of its debates were noted and members of the Board expressed satisfaction of the Board’s greater involvement in the Group’s strategy. Following this evaluation, certain measures were taken by the Board to improve its supervision of the Group’s major policies. The Board also decided that future evaluations of the Board’s practices would take place more often, every two years.

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

Investments and Divestments

Our Board’s internal regulations provide that investment and divestment decisions must be submitted to the Board of Directors as follows:

•	as regards transactions in line with our strategies as previously approved by the Board:
–	submission for information purposes following the close of the transaction: for transactions below 200 million euros,
–

submission for approval of the principle of the transaction, either during a Board meeting or through a written communication enabling Directors to comment on the proposed transaction or ask for a Board decision: for transactions between 200 and 600 million euros,

–	submission for prior approval of the transaction and its terms: for transactions in excess of 600 million euros;
•	as regards transactions that do not fall within the Company’s strategy as previously defined by the Board: submission for prior approval of transactions exceeding 100 million euros.

The above amounts refer to the total commitment of the Company including assumed debt and deferred commitments.

Financial Transactions

Our Board’s internal regulations provide that transactions relating to the incurrence of debt and financings that can be decided by the Chief Executive Officer by law or pursuant to a delegation by the Board of Directors and the General Meeting are subject to the following rules:

•

financing transactions carried out through bilateral or syndicated credit facilities for an amount below 2 billion euros are submitted to the Board of Directors for information purposes following the closing the transaction. Those transactions exceeding 2 billion euros are submitted to the Board for prior approval;

•	bond issues, which may be decided by the Chief Executive Officer pursuant to a Board delegation, must be submitted to the Board as follows:
–	for information purposes following the closing of the issue: for bond issues below 300 million euros,
–

for information purposes prior to the launch of the issue: for bond issues between 300 million and 1 billion euros, the Chief Executive Officer being in charge of defining the terms and conditions of the issue,

–	for prior approval of the issue and its terms: for bond issues above 1 billion euros,
–	for prior approval of the issue and its terms in case of bond issues convertible or exchangeable into shares.

Code of Ethics

We adopted, at the beginning of 2004, a code of business conduct that applies to all of our officers and employees. This code promotes:

•	compliance with applicable laws and regulations;
•	the prevention of conflicts of interests;
•	the fact that proper attention be given to people and the environment;
•	the protection of the Group’s assets;
•	fairness in financial reporting; and,
•	internal controls.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 99

Back to Contents

Training sessions are organized in relation to the principles set out in the code throughout the Group. The full text of the code is available on our website at www.lafarge.com. Amendments to, or waivers from one or more provisions of, the code will be disclosed on our website.

5.5	Management Share Ownership and Options

Senior Management Stock Options

The tables below set forth the following information related to our senior management (Messrs Collomb, Lafont and Rose):

•	options granted by all of our consolidated subsidiaries;
•	options exercised by senior management in 2006;
•	options granted by us and our consolidated subsidiaries, outstanding as of December 31, 2006.

OPTIONS GRANTED IN 2006	TOTAL NUMBER OF OPTIONS *		EXERCISE PRICE	OPTION PERIOD LAPSES	PLAN NO.

B. COLLOMB
Lafarge	—		—	—	—
Lafarge North America Inc.	1,000		$64.00	01/30/2016	—
B. LAFONT
Lafarge	30,000		€97.67	05/24/2016	1401913
	30,000	**	€97.67	05/24/2016	1401913
Lafarge North America Inc.	1,000		$64.00	01/30/2016	—
M. ROSE
Lafarge	15,000		€97.67	05/24/2016	1401913
	15,000	**	€97.67	05/24/2016	1401913
Lafarge North America Inc.	1,000		$64.00	01/30/2016	—
______________
*	One option gives the right to acquire one share.
**	The exercise of these options is subject to the performance of our share price. See the subsection below entitled “Executive officers share ownership”.

OPTIONS EXERCISED IN 2006	TOTAL NUMBER OF SHARES EXERCISED	WEIGHTED AVERAGE EXERCISE PRICE	OPTION PERIOD LAPSES		PLAN NO.

B. COLLOMB
Lafarge	44,000	€50.19	12/17/2007		141501
Lafarge North America Inc.	186,000	$36.68	N/A	*	—
B. LAFONT
Lafarge	7,600	€50.19	12/17/2007		141501
Lafarge North America Inc.	6,500	$41.64	N/A	*	—
M. ROSE
Lafarge	17,405	€50.19	12/17/2007		141501
Lafarge North America Inc.	2,000	$59.25	N/A	*	—
______________
*	All options outstanding on the close of the tender offer for the minority interests in Lafarge North America Inc. were paid out and canceled.

PAGE 100  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

OPTIONS GRANTED BY US AND OUR CONSOLIDATED SUBSIDIARIES OUTSTANDING AS OF DECEMBER 31, 2006.	OPTIONS EXERCISABLE AS OF DECEMBER 31, 2006	OPTIONS NOT EXERCISABLE AS OF DECEMBER 31, 2006		TOTAL

B. COLLOMB
Lafarge	222,072	160,000	*	382,072
Lafarge North America Inc.	0	0		0
B. LAFONT
Lafarge	43,629	175,000	*	218,629
Lafarge North America Inc.	0	0		0
M. ROSE
Lafarge	64,919	120,000	*	184,919
Lafarge North America Inc.	0	0		0
______________
*	Including those options, the exercisability of which is subject to the performance of the Lafarge share price.

Our Board of Directors has not granted any further options since May 24, 2006.

Executive Officers Share Ownership

As of December 31, 2006, our Chairman and Executive Officers (listed in Section 5.2) held 18% of unexercised options.

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

If our share price fails to perform as stated above during the first four years after the date of grant or the following two years, these stock options would no longer be exercisable and would be canceled.

Futhermore certain members of our Executive Committee were exceptionnally awarded options that may only be exercised if the Group achieves its cost reduction program announced in its plan during the period January 1, 2006 to December 31, 2008.

Our Chairman and Executive Officers held together 0.02% of our share capital and 0.03% of voting rights at December 31, 2006. In order to align more closely the interests of the members of our Executive Committee with those of our shareholders, our Board of Directors decided on December 10, 2003, upon the proposal of the Nominations and Remunerations Committee, to require all members of the Executive Committee to hold the equivalent of their fixed annual remuneration for value in Lafarge shares. In order to achieve that objective, each member of the Executive Committee must invest one third of the net theoretical after tax gain realized upon the exercise of his stock purchase or subscription options in Lafarge shares each year until he reaches that objective.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 101

Back to Contents

Transactions on Lafarge shares by Directors and Executive Officers

The following transactions on Lafarge shares were carried out by our Directors and Executive Officers in 2006 :

DATE OF TRANSACTION	NAME OF DIRECTOR OR EXECUTIVE OFFICER	NATURE OF TRANSACTION	UNIT PRICE	TOTAL AMOUNT OF TRANSACTION	TYPE OF FINANCIAL INSTRUMENT	PLACE OF TRANSACTION

December 28, 2006	Jacques Lefèvre, Director	Acquisition	€50.19	€1,119,638.52	Lafarge shares	Euronext
December 21, 2006	Jean-Charles Blatz, Group Executive Vice-President, Aggregates & Concrete	Acquisition and Sale	€79.74 €113.10	€344,875.50 €489,157.50	Lafarge shares Lafarge shares	Euronext Euronext
November 14, 2006	Isidoro Miranda, Group Executive Vice-President,	Subscription and Sale	€42.57 €50.19	€24,775.74 €582,404.76	Lafarge shares Lafarge shares	Euronext Euronext
August 17, 2006	Ulrich Glaunach, Group Executive Vice-President, Cement	Subscription and Sale	€50.19 €98.36	€192,277.89 €334,424.00	Lafarge shares Lafarge shares	Euronext Euronext
August 11, 2006	Bruno Lafont, Director and Chief Executive Officer	Acquisition and Sale	€50.19 €95.83	€381,444.00 €392,903.00	Lafarge shares Lafarge shares	Euronext Euronext
August 11, 2006	Bertrand Collomb, Chairman of the Board of Directors	Sale	$30.30	$3,030	ADR	New York Stock Exchange
August 7, 2006	Michel Rose, Group Chief Operating Officer, Cement	Subscription	€50.19	€873,556.95	Lafarge shares	Euronext
June 8, 2006	Philippe Charrier, Director	Acquisition	€85.10	€17,020.00	Lafarge shares	Euronext
June 6, 2006	Bernard Kasriel, Director	Acquisition	€50.19	€978,705.00	Lafarge shares	Euronext
March 24, 2006	Jacques Lefèvre, Director	Sale	€90.25	€100,087.25	Lafarge shares	Euronext
5.6	Employees

We employed 82,734 individuals at December 31, 2006, which reflects an increase from December 31, 2005 of 2,588 employees, or 3.2%. This increase is mainly due to the significant operations of our joint venture with Shui On in China (+1,795 employees) and more generally to our increasing operations in growing countries (+588 employees). After removing employees from our former Roofing Division, group headcount was 70 676 at December 31, 2006.

The following tables set forth our number of employees by Division and by geographic region at December 31, 2006, 2005 and 2004. The headcount previously as “Holding” have been reallocated to the Divisions.

Both tables accounted at 100% for companies fully consolidated, and at consolidation percentage for subsidiaries proportionately consolidated.

	YEAR ENDED DECEMBER 31, 2006		VARIATION 2006/2005	YEAR ENDED DECEMBER 31, 2005		VARIATION 2005/2004	YEAR ENDED DECEMBER 31, 2004 *

EMPLOYEES BY DIVISION	NUMBER	(%)	(%)	NUMBER	(%)	(%)	NUMBER	(%)

Cement	41,648	50.3	3.0	40,435	50.5	4.9	38,530	50.0
Aggregates & Concrete	22,493	27.2	2.3	21,978	27.4	6.5	20,640	26.8
Gypsum	6,535	7.9	5.1	6,221	7.8	1.1	6,156	8.0
Others Activities *	12,058	14.6	4.7	11,512	14.4	(1.5)	11,749	15.2

TOTAL	82,734	100.0	3.2	80,146	100.0	4.0	76,059	100.0

______________
*	Includes in particular employees in our former Roofing Division and, in 2004, employees in our former Specialty Products Division.

PAGE 102  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

	YEAR ENDED DECEMBER 31, 2006		VARIATION 2006/2005	YEAR ENDED DECEMBER 31, 2005		VARIATION 2005/2004	YEAR ENDED DECEMBER 31, 2004*

EMPLOYEES BY GEOGRAPHIC AREA**	NUMBER	(%)	(%)	NUMBER	(%)	(%)	NUMBER	(%)

Western Europe	24,739	29.9	0.5	24,605	30.7	(0.4)	24,710	32.1
North America	17,166	20.7	0.4	17,094	21.3	8.0	15,828	20.5
Mediterranean Basin	3,496	4.2	1.8	3,435	4.3	1.3	3,391	4.4
Central and Eastern Europe	10,386	12.6	5.7	9,821	12.3	(4.7)	10,304	13.4
Sub-Saharan Africa	7,206	8.7	(2.8)	7,417	9.3	(1.1)	7,502	9.7
Latin America	4,707	5.7	5.7	4,454	5.6	2.7	4,336	5.6
Asia	15,035	18.2	12.9	13,320	16.6	21.0	11,005	14.3

TOTAL	82,734	100.0	3.2	80,146	100.0	4.0	77,075	100.0

______________
*	Figures for the 2004 fiscal year include employees of the unsold units of our former Specialty Products Division.
**	Including i) employees at our head office and in our research and development department and ii) employees in our former Roofing Division.

In 2006, 72% of employees were represented by elected representatives or unions. Our relationships with unions and works councils are both local (site, plant, country) and global (European works council).

The social dialogue initiated several years ago with international trade union federations are continuing, in accordance with the international agreement signed by the Group in September 2005 with wood and construction federations (FITBB, ICEM and FMCB). Meetings are organized twice a year to monitor implementation of the agreement and see how it may be improved.

5.7	Employee Share Ownership

Employee Share Offerings

Lafarge has maintained for a number of years an active employee share ownership program. Since 1961, the date of the first employee reserved share offering, all employee offerings had common features:

•	they are directed at all employees to the extent permitted by local laws;
•	the employee’s contribution is supplemented by an employer’s subsidy; and,
•	savings in the plans cannot be sold or disposed of for a minimum period of five years, except in case of an early release event, subject to local requirements.

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
______________
(1)	Plans not offered in the United States or Canada.
(2)	Plan not offered in Canada.
(3)	Countries covered were those in which Lafarge employed on December 31, 2004 over 100 employees, subject to local requirements.
(4)	After readjustments following subsequent rights issues.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 103

Back to Contents

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

At December 31, 2006, Group employees held 1.74% of our share capital and 2.88% of our voting rights. 0.44% of these shares were held through the Lafarge 2000 employee fund and the balance by Group employees directly.

Stock Options Plans

The allotment of stock options is recommended to the Board of Directors by the Remunerations Committee, which is comprised of Messrs Alain Joly, Michael Blakenham and Michel Pébereau. Stock options are allotted to the Executive Officers, as well as to middle management and other employees who have contributed significantly to our performance.

Stock option grants are made at times set by the Board of Directors. Stock option grants generally take place once a year to a number of beneficiaries that vary from one year to another (usually involving a wider coverage every two years).

Total stock options outstanding at the end of December 2006 was 7,501,294, representing approximately 4.25% of our outstanding shares at December 31, 2006.

Both stock purchase and stock subscription options can be granted.

The following table shows the total of the ten highest option grants made by us and our consolidated subsidiaries to our employees other than Messrs Collomb, Lafont and Rose, and the total of the ten highest option exercises.

	TOTAL NUMBER OF SHARES COVERED/ EXERCISED	WEIGHTED AVERAGE PRICE	PLAN NO.

OPTIONS GRANTED
Lafarge	177,000	€97.67	1401913 – 1402034
Lafarge North America Inc.	246,500	$64.00	—
OPTIONS EXERCISED
Lafarge	161,515	€72.40	1401499 – 1401501 – 1401502 – 1401503 – 1401504 1401505 – 1401507 – 1401508 – 1401509 – 1401510 1401530 – 1401813 – 1401913
Lafarge North America Inc.	1,175,925	$46.62

Stock Option Terms

All stock options lapse 10 years after their grant.

The exercise price of options is set as the average of the share price during the twenty trading days preceding the date of grant by the Board of Directors. No discount is applied to exercise price.

Options can be exercised in whole or in part.

Terms of Exercise

Stock options granted between December 1997 and May 2001 were subject to a five year vesting period. Since December 2001, the vesting period was brought back to 4 years. This vesting period also applied to the stock options granted by the Board as part of the LEA 2002 plan (employee reserved share offering that enabled employees to subscribe from 1 to 110 shares, with the right to receive one option for every share purchased beginning with the eleventh share).

The Board of Directors also determined that options would vest immediately in case of termination of employment due to retirement, termination of employment without fault, tender offer launched on Lafarge or a merger or demerger of Lafarge.

Cancellation of Options

Stock options not exercised within 10 years from their date of grant are canceled. Options are also canceled in case of resignation or termination of employment with cause.

Stock options are not canceled however, if the beneficiary is transferred to a company outside of the Group with the approval of his or her employer, or sale of the beneficiary’s employing company.

PAGE 104  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Stock Options Outstanding in 2006

The number of stock options set forth in the following tables has been readjusted since grant to reflect transactions which have affected option value, such as certain increases in share capital or the issue of bonus shares, so as to maintain a constant total option value for each beneficiary.

Stock Options Granted from January 1, 1996 to December 15, 1999:

	PLAN N° 1401499	PLAN N° 1401500	PLAN N° 1401501	PLAN N° 1401502	PLAN N° 1401503	PLAN N° 1401505

Allotment authorized by the shareholders’ meeting of	05/21/1996	05/21/1997	05/21/1997	05/21/1997	05/21/1997	05/27/1999
Date of allotment by the Board of Directors	12/18/1996	12/17/1997	12/17/1997	05/26/1998	12/10/1998	12/15/1999
Type of options	subscription	subscription	purchase	subscription	purchase	subscription
Stock options initially granted (total)	71,400	346,650	402,550	122,775	98,450	918,200
of which to Executive Officers(1)	4,500	10,000	144,500	0	9,000	146,000
Initial beneficiaries (total)	127	999	127	108	150	1,552
of which Executive Officers(1)	3	1	9	0	4	11
Available for exercise from	12/18/2000	12/17/2002	12/17/2002	05/26/2003	12/10/2003	12/15/2004
Options exercise period lapses	12/18/2006	12/17/2007	12/17/2007	05/26/2008	12/10/2008	12/15/2009

OPTIONS OUTSTANDING AT DECEMBER 31, 2005(2)	38,675	291,321	365,565	113,791	108,217	1,031,260

OPTIONS PURCHASED OR SUBSCRIBED BETWEEN JANUARY 1, 2006 AND DECEMBER 31, 2006	36,649	137,207	256,682	66,661	38,167	207,692

OPTIONS CANCELED(3)	2,026	4,881	0	6,324	578	29,504

OPTIONS OUTSTANDING AT DECEMBER 31, 2006	0	149,233	108,883	40,806	69,472	794,064

Exercise price in euros	42.57	50.19	50.19	74.72	74.18	82.70

Stock Options Granted from December 16, 1999 to December 10, 2003:

	PLAN N° 1401504	PLAN N° 1401506	PLAN N° 1401507	PLAN N° 1401508(4)	PLAN N° 1401509	PLAN N° 1401510

Allotment authorized by the shareholders’ meeting of	05/27/1999	05/27/1999	05/28/2001	05/28/2001	05/28/2001	05/20/2003
Date of allotment by the Board of Directors	12/13/2000	05/28/2001	12/13/2001	05/28/2002	12/11/2002	12/10/2003
Type of options	purchase	purchase	subscription	subscription	subscription	subscription
Stock options initially granted (total)	461,900	12,000	1,188,825	437,373	472,390	1,273,925
of which to Executive Officers(2)	93,000	12,000	277,000	1,100	98,000	350,000
Initial beneficiaries (total)	438	1	1,703	14,364	421	1,732
of which Executive Officers(1)	11	1	13	11	11	13
Available for exercise from	12/13/2005	05/28/2006	12/13/2005	05/28/2006	12/11/2006	12/10/2007
Options exercise period lapses	12/13/2010	05/28/2011	12/13/2011	05/28/2012	12/11/2012	12/10/2013

OPTIONS OUTSTANDING AT DECEMBER 31, 2005(2)	492,036	12,754	1,259,900	467,611	502,263	1,270,925

OPTIONS PURCHASED OR SUBSCRIBED BETWEEN JANUARY 1, 2006 AND DECEMBER 31, 2006	130,724	—	103,356	23,689	58,050	7,800

OPTIONS CANCELED(3)	8,713	—	48,625	43	7,343	31,720

OPTIONS OUTSTANDING AT DECEMBER 31, 2006	352,599	12,754	1,107,919	443,879	436,870	1,231,405

Exercise price in euros	79.74	102.12	96.16	101.79	74.48	65.95

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 105

Back to Contents

Stock options granted from December 11, 2003 to May 24, 2006:

	PLAN N° 1401530	PLAN N° 1401813	PLAN N° 1401913	PLAN N° 1402034

Allotment authorized by the shareholders’ meeting of	05/20/2003	05/25/2005	05/25/2005	05/25/2005
Date of allotment by the Board of Directors	12/14/2004	12/16/2005	05/24/2006	05/24/2006
Type of options	subscription	subscription	subscription	subscription
Stock options initially granted (total)	687,550	1,278,155	667,075	150,000
of which to Executive Officers(1)	261,500	235,000	195,000	35,000
Initial beneficiaries (total)	479	1,916	536	33
of which Executive Officers(1)	12	10	9	7
Available for exercise from	12/14/2008	12/16/2009	05/24/2010	24/05/2010
Options exercise period lapses	12/14/2014	12/16/2015	05/24/2016	24/05/2016

OPTIONS OUTSTANDING AT DECEMBER 31, 2005(2)	685,050	1,278,155	N/A	N/A

OPTIONS PURCHASED OR SUBSCRIBED BETWEEN JANUARY 1, 2006 AND DECEMBER 31, 2006	3,150	4,500	2,650	0

OPTIONS CANCELED(3)	7,000	8,770	800	0

OPTIONS OUTSTANDING AT DECEMBER 31, 2006	674,900	1,264,885	663,625	150,000

Exercise price in euros	70.79	72.63	97.67	97.67
______________
(1)

Including senior management. The number of Executive Officers has changed over the last ten years. See Section 5.2 (Executive Officers) for a description of Executive Officers as from January 1, 2006. See also Section 5.5 for stock option grants to members of senior management.

(2)	After readjustments due to financial transactions affecting option value.
(3)	In accordance with the terms of the plan.
(4)	Lafarge en action 2002 employee stock purchase plan.

Our Board of Directors has not granted any further options since May 24, 2006.

PAGE 106  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

6	Major Shareholders

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 107

Back to Contents

The following tables set out to the best of our knowledge the principal holders of Lafarge’s share capital at December 31, 2006, their percentage ownership over the past three years and geographic distribution:

	AT DECEMBER 31, 2006					AT DECEMBER 31, 2005			AT DECEMBER 31, 2004

GROUP OF SHAREHOLDERS	NUMBER OF SHARES HELD	NUMBER OF VOTES HELD		% OF TOTAL ISSUED SHARES	% OF TOTAL VOTING RIGHTS	NUMBER OF SHARES HELD	% OF TOTAL ISSUED SHARES	% OF TOTAL VOTING RIGHTS	NUMBER OF SHARES HELD	% OF TOTAL ISSUED SHARES	% OF TOTAL VOTING RIGHTS

Groupe Bruxelles Lambert	28,101,890	28,101,890		15.9	14.8	5,449,180	3.1	2.9	—	—	—
Capital Group International Inc. (1)	5,666,220	5,666,220		3.2	3.0	8,807,700	5.0	4.7	—	—	—
Other institutional shareholders (2)	122,002,608	130,220,239		69.1	68.7	133,960,299	76.1	76.0	143,855,087	84.1	82.6
Individual shareholders	19,482,164	24,208,280		11.0	12.8	25,983,050	14.8	15.5	25,229,595	14.8	16.4
Treasury shares	1,372,260	1,372,260	(3)	0.8	0.7	1,785,074	1.0	0.9	1,834,396	1.1	1.0

TOTAL	176,625,142	189,568,889		100.0	100.0	175,985,303	100.0	100.0	170,919,078	100.0	100.0

______________
(1)	Number of shares contained in the filing made by Capital Group International Inc. with the Securities and Exchange Commission on December 29, 2006.
(2)

Including 51,581 Lafarge S.A. shares currently held by Cementia Holding AG for the benefit of shareholders who have not yet requested the delivery of their Lafarge S.A. shares following the squeeze out procedure carried out by Lafarge S.A. in 2002 with respect to the Cementia Holding AG shares.

(3)	Theoretical voting rights, at a General Meeting these shares bear no voting rights.

	AT DECEMBER 31, 2006		AT DECEMBER 31, 2005		AT DECEMBER 31, 2004

GEOGRAPHIC DISTRIBUTION	NUMBER OF SHARES HELD	% OF TOTAL ISSUED SHARES	NUMBER OF SHARES HELD	% OF TOTAL ISSUED SHARES	NUMBER OF SHARES HELD	% OF TOTAL ISSUED SHARES

France	74,412,363	42.1	89,374,877	50.8	90,079,867	52.7
United States of America	29,843,930	16.9	25,092,666	14.3	19,312,239	11.3
Belgium	29,517,372	16.7	7,548,519	4.3	1,899,648	1.1
United Kingdom	18,877,413	10.7	18,343,424	10.4	21,065,700	12.3
Rest of World	23,974,064	13.6	35,625,817	20.2	38,561,624	22.6

TOTAL	176,625,142	100.0	175,985,303	100.0	170,919,078	100.0

See Section 5.5 (Management share ownership and options) for more information on share ownership of members of the Board of Directors.

On January 24, 2007, Groupe Bruxelles Lambert notified us that it held 28,436,890 of our shares, representing 16.1% of our share capital and 15.0% of our voting rights.

As of March 22, 2007, no shareholder other than Groupe Bruxelles Lambert, has notified us that it holds 5% or more of our voting rights, either alone or in concert with other persons.

Furthermore, based on our knowledge, 13 institutional shareholders held between 1% and 4% of our outstanding shares at December 31, 2006, 1% being the threshold for the notification requirement set out in our articles of association. Of these institutional shareholders, 10 held between 1% and 2% of our shares, two held between 2% and 3% of our shares and one held between 3% and 4% of our shares.

All of our shares bear the same conditions as to voting rights, except for our treasury shares, which at General Meetings bear no voting rights, and our shares held in registered form for over two years, which have double voting rights.

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

To our knowledge, at December 31, 2006, (i) the number of record holders of our shares in the United States was 43 and (ii) the number of our ADSs outstanding was 9,645,252 representing approximately 1.37% of our share capital. We have no reason to believe that such information has changed substantially at the date hereof.

PAGE 108  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

7	The Listing

7.1 LISTING DETAILS	110

7.2 MARKETS	112

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 109

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

Our shares have been included in the French CAC 40 index since its creation on December 31, 1987, in the SBF 250 index since its creation in December 1990 and in the Dow Jones Eurostoxx 50 index since September 2002.

The following tables set forth the volume and high and low last sales prices of our shares of common stock as reported on Euronext Paris SA.

Trading prices and volumes for our shares of common stock on Euronext Paris SA for the five most recent full financial years:

	HIGH	LOW	AVERAGE DAILY VOLUME	AVERAGE MONTHLY VOLUME

	(€)	(€)	(SHARES)	(MILLION OF SHARES)
2002	111.20	67.00	772,173	16.40
2003	76.25	43.26	1,175,809	24.99
2004	74.50	62.30	924,038	19.94
2005	81.40	65.75	1,000,583	21.43
2006	115.00	73.55	1,163,456	24.72

Source: Euronext.

Trading prices and volumes for our shares of common stock on Euronext Paris SA for each full financial quarter for the two most recent full financial years:

		HIGH	LOW	AVERAGE DAILY VOLUME	AVERAGE MONTHLY VOLUME

		(€)	(€)	(SHARES)	(MILLION OF SHARES)
2005	1st quarter	81.40	71.00	941,082	19.45
	2nd quarter	77.00	69.80	928,895	20.13
	3rd quarter	79.80	70.65	1,063,889	23.41
	4th quarter	77.15	65.75	1,065,749	22.74
2006	1st quarter	95.30	73.55	1,348,088	29.21
	2nd quarter	104.90	83.55	1,480,573	30.60
	3rd quarter	103.30	88.60	993,948	21.54
	4th quarter	115.00	101.40	835,769	17.55

Source: Euronext.

PAGE 110  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Trading prices and volumes for our shares of common stock on Euronext Paris SA for each month for the most recent six months:

		HIGH	LOW	AVERAGE DAILY VOLUME	MONTHLY VOLUME

		(€)	(€)	(SHARES)	(MILLION OF SHARES)
2006	September	103.30	98.10	953,506	20.02
	October	107.10	101.40	760,353	16.72
	November	112.50	102.90	880,204	19.36
	December	115.00	107.40	871,644	16.56
2007	January	118.60	110.90	686,144	15.09
	February	122.90	108.50	981,825	19.64

Source: Euronext.

The following tables set forth the volume and high and low last sales prices of our shares of American Depositary Shares as reported on the NYSE.

Trading prices and volumes for our American Depositary Shares on the NYSE for each full financial quarter for the two most recent full financial years:

		HIGH	LOW	AVERAGE DAILY VOLUME	AVERAGE MONTHLY VOLUME

		($)	($)	(ADSs*)	(ADSs*)
2005	1st quarter	26.35	23.96	33,970	690,733
	2nd quarter	24.90	21.84	35,592	759,300
	3rd quarter	24.48	21.60	55,123	1,175,967
	4th quarter	22.89	19.81	63,819	1,340,200
2006	1st quarter	28.65	22.35	57,015	1,178,300
	2nd quarter	33.06	26.32	50,324	1,056,800
	3rd quarter	32.80	27.67	40,246	845,167
	4th quarter	37.97	32.20	40,852	857,900
______________
*	Each ADS represents one-fourth of one share.

Source: NYSE.

Trading prices and volumes for our American Depositary Shares on the NYSE for each month for the most recent six months:

		HIGH	LOW	AVERAGE DAILY VOLUME	MONTHLY VOLUME

		($)	($)	IN (ADSs *)	IN (ADSs *)
2006	September	32.80	31.40	40,270	805,400
	October	34.00	32.20	50,841	1,118,500
	November	36.64	32.84	34,838	731,600
	December	37.97	35.88	36,180	723,600
2007	January	38.65	35.97	57,030	1,140,600
	February	39.52	36.25	51,000	969,000
______________
*	Each ADS represents one-fourth of one share.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 111

Back to Contents

7.2 Markets

Securities listed on the Eurolist of Euronext Paris are officially traded through authorized financial institutions that are members of the Paris Stock Exchange. Securities are traded continuously on each business day from 9:00 a.m. to 5:30 p.m. (Paris time), with a closing price at 5:35 p.m.

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

Prior to any transfer of securities held in registered form on the Eurolist, the securities must be converted into bearer form and accordingly placed in an account maintained by an accredited intermediary with Euroclear France SA, a registered clearing agency. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary.

PAGE 112  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

8	Additional Information

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 113

Back to Contents
8.1	Share Capital

On December 31, 2006, the Company’s share capital amounted to 706,500,568 euros divided into 176,625,142 fully paid-up shares with a nominal value of 4 euros each.

Considering that double voting rights accrue to shares held in registered form for at least two years, the total number of voting rights attached to the shares for the purpose of computing notification thresholds amounted to 189,568,889 at December 31, 2006.

Evolution of the Share Capital During the Financial Year Ended December 31, 2006

The Company’s share capital as at December 31, 2005 amounted to 703,941,212 euros divided into 175,985,303 shares of a nominal value of 4 euros each.

Since December 31, 2005, the Company’s share capital has been increased by 652,047 shares in total and reduced by 12,208 shares as a result of the following:

		SUBSCRIPTION AMOUNT (EUROS)

	NUMBER OF SHARES ISSUED	CAPITAL	SHARE PREMIUM	TOTAL

Exercise of stock subscription options during the period January 1, 2006 to December 31, 2006	652,047	2,608,188.00	49,019,770.15	48,627,958.15
Reduction of capital	(12,208)	(48,832.00)	(762,575.50)	(811,407.50)

TOTAL AS AT DECEMBER 31, 2006	639,839	2,559,356.00	45,257,194.65	47,816,550.65

Potential Share Capital as of December 31, 2006

The Company’s share capital as at December 31, 2006 could be increased by the issue of a maximum of 6,957,586 new shares as a result of the exercise of stock options granted to employees. Of this amount, 2,972,771 can be exercised at the date of publication of this document. The remaining 3,984,815 stock options can only be exercised upon expiry of a period of four years after their grant.

As at December 31, 2006 the Company had not issued any other type of security giving any right, directly or indirectly, to the Company’s share capital.

As provided by French law, our share capital may be increased only with the shareholders’ approval at an Extraordinary General Meeting following a recommendation of the Board of Directors. Increases in our share capital may be made by issuing additional shares; increasing the nominal value of existing shares; or creating a new class of equity securities.

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

As of December 31, 2006, our Board of Directors may carry out the following share capital increases pursuant to the delegations granted to it by our shareholders’ meeting held on May 25, 2005:

TYPE OF SHARE CAPITAL INCREASE	MAXIMUM NOMINAL AMOUNT AUTHORIZED (EUROS)		EXPIRATION DATE OF DELEGATIONS	MAXIMUM NOMINAL AMOUNT LEFT AT DECEMBER 31, 2005 (EUROS)

Issue of shares or other equity securities with shareholders’ preemptive subscription rights	200,000,000	*	July 25, 2007	200,000,000	*
Issue of shares or other equity securities without shareholders’ preemptive subscription rights	135,000,000	*	July 25, 2007	135,000,000	*
Issue of shares or other equity securities to remunerate contribution in kind	135,000,000	*	July 25, 2007	135,000,000	*
Capitalization of reserves	100,000,000		July 25, 2007	100,000,000
Issue of employee stock subscription options and free shares	3% of the share capital on the date of grant		July 25, 2007	12,880,977.04	**
Issue of shares reserved for our employees	14,000,000		July 25, 2007	14,000,000

______________
*	The cap on these issues applies to these three delegations, each issue being taken into account to compute the remaining amounts authorized under the other lines.
**	Based on the share capital as of December 31, 2006.

PAGE 114  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Changes in our Share Capital in the Last Three Financial Years

	2006	2005	2004

SHARE CAPITAL AT THE BEGINNING OF THE FINANCIAL YEAR (NUMBER OF SHARES)	175,985,303	170,919,078	167,217,813
NUMBER OF SHARES ISSUED DURING THE PERIOD JANUARY 1 TO DECEMBER 31 AS A RESULT OF:	652,047	5,066,225	3,701,265
- payment of the dividend in shares	—	3,995,201	3,483,477
- exercise of stock subscription options	652,047	494,899	217,788
- exercise of stock subscription warrants	—	—	—
- share capital increase reserved for employees	—	576,125	—
- share capital increase to remunerate the exchange offer initiated in Cementia Holding AG	—	—	—
- issue of new shares	—	—	—
NUMBER OF SHARES CANCELED DURING THE PERIOD JANUARY 1 TO DECEMBER 31	(12,208)	—	—
MAXIMUM NUMBER OF SHARES TO BE ISSUED IN THE FUTURE AS A RESULT OF:	6,957,586	6,938,951	16,995,458
- exercise of stock subscription options	6,957,586	6,938,951	6,226,954
- exercise of stock subscription warrants	—	—	—
- conversion of bonds	—	—	10,768,504
SHARE CAPITAL AT THE END OF THE FINANCIAL YEAR:
a- euros	706,500,568	703,941,212	683,676,312
b- number of shares	176,625,142	175,985,303	170,919,078
8.2	Articles of Association (Statuts)

Corporate Purpose

(Article 2 of our Statuts)

The Company’s purpose as set out in article 2 of our statuts is:

1.	The acquisition and management of all industrial and financial holdings, including, without limitation:
–	industries relating to cement and other hydraulic binders, construction materials and products or equipment used in homes;
–	refractory products industries;
–	industrial plant engineering and construction;
–	bio-industries and agri-business.
2.	Research and provision of services in any of the above-mentioned fields and in any other field where the skills of the Company and its subsidiaries might apply.
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

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 115

Back to Contents

Transactions between the Company and Directors

Agreements between the Company and any member of the Board of Directors are subject to prior approval of the Board unless these agreements are entered into at arms’ length in the ordinary course of business. The Director who has an interest in the agreement to be approved by the Board cannot take part in the vote of the Board of Directors. The same applies to agreements to be entered into between the Company and the Chief Executive Officer, a Chief Operating Officer, a shareholder holding more than 10% of the voting rights in the Company or, if such shareholder is a legal entity, a company controlling that shareholder.

Directors’ Remuneration

The shareholders can award a fixed annual amount as compensation for the members of the Board of Directors. The Board can then distribute such amount between its members as it sees fits.

See Section 5.3 (Compensation) for more information on the amount of compensation awarded to the Directors by the shareholders.

The Board of Directors can authorize the reimbursement of traveling expenses and expenses incurred by Directors in the interests of Lafarge. The Board may also award exceptional remuneration to Directors who are members of Committees formed from among its members or who are entrusted with specific tasks or duties.

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

If the Company has incurred losses, such losses are booked, after approval of the accounts by the shareholders, in a special balance sheet account and can be carried forward against profits in subsequent years until extinguished.

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

Loyalty Dividend

Any shareholder who, at the end of the financial year, has held registered shares for at least two years and still holds them at the date of payment of the dividend in respect of that year, is entitled to receive in respect of such shares a bonus equal to 10% of the dividend (initial and loyalty dividend) paid to other shareholders, including any dividend which is paid in shares. Where applicable, the increased dividend is rounded down to the nearest cent. Entitlement to the increased dividend is lost upon conversion of the registered shares into bearer form or upon transfer of the registered shares (this does not apply to transfers resulting from inheritance or gifts).

Similarly, any shareholder who, at the end of the fiscal year, has held registered shares for at least two years and still holds them at the date of an issue by way of capitalization of reserves, retained earnings or issue premiums of bonus shares, is entitled to receive additional shares equal to 10% of the number distributed, rounded down to the nearest whole number.

PAGE 116  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

The number of shares giving entitlement to such increases held by any one shareholder cannot exceed 0.5% of the total share capital at the relevant fiscal year end.

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

Voting Rights (Article 30 of our Statuts)

Each holder of shares is entitled to one vote per share at any shareholders’ meeting. Voting rights attached to shares can be exercised by the holder of the usufruct except where the holder of the usufruct and the underlying owner agree otherwise and jointly notify the Company at least five days before the date of the meeting (or within any other time limit as the Board of Directors sees fit).

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

Restrictions on Voting Rights

There are no restrictions on the number of voting rights held by each of our shareholders if those rights do not exceed 1% of the rights attached to all the shares comprising the Company’s share capital. Above this threshold, the number of voting rights is restricted according to the number of voting rights held by shareholders present, deemed present or represented at the shareholders’ meeting. This prevents over representation of a shareholder when participation at a shareholders’ meeting is low while ensuring that each of our shareholders obtains a percentage of voting rights which is at least equal to his stake in the Company’s share capital.

Where applicable, the voting rights held directly or indirectly by a shareholder are aggregated with the voting rights belonging to any third party with whom such shareholder is acting in concert, as defined by law.

The applicable formula for the calculation of restrictions on voting rights was inserted in our statuts by a resolution of the annual shareholders meeting held on May 30, 1989 and is set out in Schedule 2 of our statuts. At our next shareholders meeting to be held on May 3, 2007, we have proposed to increase to 5% the threshold above which voting rights are adjusted and to simplify the mechanism by which voting rights will be adjusted, pro rata to the number of shares present or represented at the meeting.

Neither French law nor our statuts presently impose any restrictions on the ability of non-French holders or non-residents to hold or vote our shares.

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

Changes to Shareholders’ Rights

Shareholders’ rights can only be modified if a resolution to amend our statuts is passed at a shareholders’ Extraordinary General Meeting by a two-thirds majority. Unanimity is, however, required to increase shareholders’ obligations. In addition to a vote at the shareholders’ Extraordinary General Meeting, suppression of double voting rights requires ratification by a two-thirds majority of a special meeting of the shareholders benefiting from such rights.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 117

Back to Contents

Convocation of and Admission to Shareholders’ Meetings

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

Access to the meeting is open to such shareholders, as well as to their proxies and registered intermediaries who have provided evidence of their entitlement to attend no later than midnight (Paris time) three business days before the date of the meeting, including an attestation that their shares are registered in an account. The Board of Directors may, where deemed appropriate, present shareholders with personal admission cards bearing the name of the shareholder and require production of such cards. However, the Board of Directors may shorten or eliminate such time limit.

In all meetings of shareholders, shareholders are deemed present for quorum and majority purposes if participating in the meeting by videoconference or by a method of telecommunication that permits them to be identified. The Board of Directors organizes, in accordance with applicable laws and regulations, the participation and voting by such shareholders at the meeting by creating a site dedicated exclusively to such purpose, and verifies the efficiency of the methods adopted to permit shareholder identification and to guarantee their effective participation at the meeting.

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

Shareholders may, pursuant to applicable law and regulations, submit their proxy or mail voting forms in respect of any meeting of shareholders, either in paper form or by a mean of telecommunications provided such method is approved by the Board of Directors and published in the notices of meeting, no later than 3:00 p. m. (Paris time) the day before the date of the meeting.

From 2002 onwards, the Board of Directors has decided not to require shareholders to block their shares prior to each General Meeting. Shareholders only have to present a certificate evidencing their share ownership to participate in such meetings in person or by proxy. Current regulations no longer provide for the blocking of shares.

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

In the event of a capital increase by capitalization of reserves, profits or issue premiums, resolutions are passed in accordance with the voting requirements for ordinary meetings of shareholders.

PAGE 118  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Disclosure of Holdings Exceeding Certain Thresholds (Article 8 of our Statuts)

In addition to the legal requirement to disclose holdings exceeding certain thresholds, our statuts provide that any person acting alone or in concert who becomes, directly or indirectly, the owner of 1% or more of our share capital or voting rights must notify the Company. This notification requirement is governed by the same provisions that apply to the legal requirement. The Company must be notified within the time limits provided by law by registered mail with return receipt requested or by fax or telex, of the number of shares or voting rights held, indicating whether these are held directly or indirectly and whether the shareholder is acting alone or in concert. The same notification requirement applies to each subsequent increase or decrease in ownership of 1% or whole multiples of 1%. At our next shareholders meeting to be held on May 3, 2007, we have proposed to increase the first notification threshold from 1 to 2% of our share capital and no longer take into consideration voting rights to determine whether the thresholds provided in our statuts have been crossed.

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

We are a party to a 1,850,000,000 euros credit facility dated October 29, 2004 and amended on July 28, 2005 arranged by the Royal Bank of Scotland plc, Société Générale, HSBC, Citibank International plc, London branch and Calyon. This facility provides a revolving credit line in the amount of 1,850,000,000 euros, which may be disbursed in euros or any other eligible currency. This facility has an initial maturity of five-years from the date of the amendment and includes two one-year extension options on the first and second anniversary date of July 28, 2005, subject to the banks’ approval. We exercised the option to extend the facility by one-year on May 5, 2006, which extends the current term of the facility to July 28, 2011, for an amount of 1,825,000 euros.

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

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 119

Back to Contents

Taxation on Sale or Disposal of Shares

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of shares of our Company if both of the following apply to you:

•	you are not a French resident for French tax purposes; and,
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

France and French overseas territories have signed an extensive treaty network: a shareholder who fulfills specific conditions may generally apply to the French tax authorities for a lower rate of withholding tax, generally 15%.

Only the United States has a treaty granting benefits to holders of ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to ADS holders.

If the arrangements provided for by any of the double tax treaties apply to a shareholder, we will withhold tax from the dividend at the lower rate, provided that the shareholder has established, before the date of payment of the dividend that he or she is entitled to the lower rate and has complied with the filing formalities. Otherwise, we must withhold tax at the full rate of 25%, and the shareholder may subsequently claim the excess tax paid. Regarding formalities to be fulfilled, as from January 1, 2005, please note that a “simplified procedure” may be applied, for any kind of dividend distributions, in order to benefit from the reduced withholding tax rate provided by a double tax treaty. To benefit from this simplified procedure, the foreign tax authorities of the shareholder should establish a tax residence certificate, and then this certificate should be remitted to the financial institution keeping the shares’ records of this shareholder.

Estate and Gift Tax

France imposes estate and gift tax where an individual or entity acquires shares of a French company from a nonresident of France by way of inheritance or gift. France has entered into estate and gift tax treaties with a number of countries. Under these treaties, residents of those countries may be exempt from this tax or obtain a tax credit, assuming specific conditions are met. You should consult your own tax adviser about whether French estate and gift tax will apply to you and whether you may claim an exemption or tax credit.

Wealth Tax (only Applicable to Individuals)

You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, on your shares if both of the following apply to you:

•	you are not a French resident for the purpose of French taxation; and,
•	you own less than 10% of our Company’s capital stock, either directly or indirectly, provided that your shares do not enable you to exercise influence on our Company.

If a double tax treaty between France and your country of residence contains more favorable provisions, you may not be subject to French wealth tax even if one or both of the above statements applies to you.

PAGE 120  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Taxation of U.S. Investors

The following is a general summary of the material U.S. federal income tax and French tax consequences of purchasing, owning and disposing of our shares or ADSs. This discussion applies only to U.S. holders. You will be a U.S. holder if you are the beneficial owner of shares or ADSs and all of the following five points apply to you:

1-	You own, directly, indirectly or by attribution, less than 10% of our share capital or voting stock;
2-	You are any one of the following below:
– a)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,
– b)	a corporation or certain other entities (taxable as corporations for U.S. federal income tax purposes) created in or organized under the laws of the United States or any state thereof,
– c)	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or,
– d)

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

4-	You hold your shares or ADSs in the Company as capital assets; and,
5-	Your functional currency is the U.S. dollar.

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

Special rules may apply to U.S. expatriates, insurance companies, tax-exempt entities, pension funds, banks, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons holding shares or ADSs as part of a hedging transaction, straddle or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, among others. Those special rules, except certain rules applicable to certain tax-exempt investors, are not discussed in this Annual Report. Furthermore, this discussion is based upon current U.S. and French law and practice, including the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury regulations promulgated thereunder, rulings, judicial decisions and administrative pronouncements. This summary is subject to any changes to (or changes in the interpretation of) U.S. or French law or practice occurring after the date hereof, which may have retroactive effect. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with its terms. Holders should consult their own tax advisers concerning the U.S. federal, state and local tax consequences of the ownership or disposition of our shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

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

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 121

Back to Contents

paying the dividends, provided that less than 20% of your shares are beneficially owned by persons who are neither citizens nor residents of the United States; or,

•

you are a partnership, estate or trust that is a resident of the United States for purposes of the U.S.-France income tax treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as “eligible” under point 1) or point (2) above.

If you are and so long as you will remain an eligible U.S. holder, we shall withhold tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the United States under the U.S.-France income tax treaty in accordance with the “Simplified procedure” below. Otherwise, the “Normal procedure” must be followed.

Simplified procedure

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

Normal procedure

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

U.S. Federal Income Tax

For U.S. federal income tax purposes, the gross amount of any distribution and any French tax withheld thereon, will be included in your gross income as ordinary dividend income when any such payment is actually or constructively received by you if you hold shares (or received by the depositary, if you hold ADSs), to the extent it is paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, it will be treated first as a tax-free return of capital and thereafter any balance in excess of your adjusted tax basis will be taxable as capital gain. Dividends paid by us will not give rise to the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Such dividends generally will constitute foreign source “passive” income for foreign tax credit purposes.

Further, for U.S. federal income tax purposes, the amount of any dividend paid in euros including any French tax withheld will be equal to the U.S. dollar value of the euro amount received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of shares, or received by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If you do not convert any such foreign currency that is distributed to you into U.S. dollars on the date you receive it, you generally will have a basis in that foreign currency equal to its U.S. dollar value on the date of receipt. You generally may be required to recognize U.S. ordinary income or loss resulting from currency exchange fluctuations upon a subsequent conversion or other disposition of the foreign currency. You also may be required to recognize foreign currency gain or loss if you receive a refund under the U.S.-France income tax treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss generally will be U.S. source ordinary income or loss.

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

PAGE 122  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

If you are not an eligible U.S. holder, you are also entitled to the reduced rate of withholding tax applicable under the double tax treaty, provided that you apply the simplified procedure or the normal procedure (French tax Form RF I B EU-No. 5053, or any other form that may replace it in the future), to be completed, after the effective payment of dividends.

French Estate and Gift Taxes

Under the “Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978”, if you transfer your shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

•	you are domiciled in France at the time of making the gift or at the time of your death; or,
•	you used the shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the shares or ADSs for that use.

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

Taxation of Capital Gains

If you are a resident of the United States for the purposes of the U.S.-France income tax treaty, you will not be subject to French tax on any capital gain if you sell or dispose of your shares or ADSs, unless you have a permanent establishment or fixed base in France and the shares or ADSs you sold or disposed of were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

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

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 123

Back to Contents

production of, passive income. We believe that we did not qualify as a PFIC for our taxable year ending December 31, 2006. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by us would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax adviser regarding the potential application of the PFIC rules to your ownership of our shares or ADSs.

U.S. Information Reporting and Backup Withholding

Dividend payments made to you and proceeds paid from the sale, exchange, redemption or disposal of your shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at 28%. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on Internal Revenue Service Form W-8BEN) in connection with payments received in the United States or through U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

8.6	Documents on Display

The documents referred to in this Annual Report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Investors can obtain information on the operation of the public reference facilities by calling the Commission at 1- 800-SEC-0330 or 1-202-942-8090. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issues that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services. Material filed by the Company with the SEC can also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

PAGE 124  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents
9	Controls and Procedures

9.1 EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES	126

9.2 MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	126

9.3 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	126

9.4 CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	128

9.5 ADDITIONAL INFORMATION REGARDING THE FRENCH ACT LOI DE SÉCURITÉ FINANCIÈRE	128

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 125

Back to Contents
9.1	Evaluation of Disclosure Controls and Procedures

Bruno Lafont, our Group Chief Executive Officer, and Jean-Jacques Gauthier, our Group Chief Financial Officer, have carried out an evaluation of the effectiveness of the Group’s disclosure controls and procedures pursuant to Section 13a-15(e) of the Securities Exchange Act (the “Exchange Act”) as of the end of the period covered by this Annual Report. Based upon this evaluation and as of its date, both Mr Lafont and Mr Gauthier have concluded that our disclosure controls and procedures are effective.

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

We have assessed the effectiveness of the Group’s internal control over financial reporting, using the criteria described in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment under these criteria, we believe that, as of December 31, 2006, our internal control over financial reporting was effective.

Deloitte & Associés and Ernst & Young Audit, the independent registered public accounting firms that audited the consolidated financial statements included in this Annual Report on Form 20-F, have also audited management’s assessment of the Group’s internal control over financial reporting and the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, as stated in their report which is included herein.

March 23, 2007
	/s/ Bruno Lafont	/s/ Jean-Jacques Gauthier

	Bruno Lafont	Jean-Jacques Gauthier
	Group Chief Executive Officer	Group Executive Vice President Finance

PAGE 126  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents
9.3	Report of Independent Registered Public Accounting Firms

To the Board of Directors and Stockholders of Lafarge S.A., Paris, France:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Lafarge S.A. and subsidiaries (the “Group”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

In our opinion, management’s assessment that the Group maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Group and our report dated March 23, 2007 expressed an unqualified opinion thereon.

Neuilly-sur-Seine and Paris-La Défense, France

March 23, 2007

/s/ DELOITTE & ASSOCIÉS	/s/ ERNST & YOUNG Audit

Represented by Christian Mouillon and Alain Perroux

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 127

Back to Contents
9.4	Changes in Internal Control Over Financial Reporting

The implementation in North America of significant modules of the new Enterprise Resource Planning (“ERP”) system initiated in the last quarter of 2005 has continued in 2006. There were no other changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting in the year ended December 31, 2006.

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

Regarding our overall internal control framework, this report describes the objectives of our internal controls, the Group’s internal control environment and the formal methodology developed to analyze and manage risks, which includes the definition of internal control standards for operational and corporate processes. It also describes the role of the different stakeholders regarding internal control in particular their monitoring role.

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

PAGE 128  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents
10	Auditing Matters

10.1 AUDITORS	130

10.2 AUDITORS’ FEES AND SERVICES	130

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 129

Back to Contents
10.1	Auditors

Deloitte & Associés

185, avenue Charles de Gaulle, F 92200 Neuilly-sur-Seine, represented by Messrs. Jean-Paul Picard and Arnaud de Planta.

Date of the first appointment: 1994.

Current appointment expires at the end of the shareholders’ meeting approving the financial statements for the fiscal year 2011.

Ernst & Young Audit

11, allée de l’Arche, F 92400 Courbevoie, represented by Messrs. Christian Mouillon and Alain Perroux.

Date of the first and current appointment: 2006.

Current appointment expires at the end of the shareholders’ meeting approving the financial statements for the fiscal year 2011.

10.2	Auditors’ Fees and Services

This table sets out the amount of fees billed for each of the last two fiscal years by each of our auditors, Deloitte & Associés and Ernst & Young Audit, in relation to audit services, audit-related services, tax and other services provided to us.

	DELOITTE & ASSOCIéS		ERNST & YOUNG AUDIT

(MILLION EUROS)	2006	2005	2006	2005

Audit Fees	11.4	20.1	7.3	2.3
Audit-Related Fees *	2.1	3.3	0.1	0.6
Tax Fees **	0.8	2.5	0.2	0.0
Other Fees	—	—	—	0.2

TOTAL FEES	14.3	25.9	7.6	3.1

______________
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

Deloitte & Associés and Ernst & Young Audit have responsibility for the audit of the accounts of all of our French and foreign subsidiaries.

Fees billed by Deloitte & Associés and Ernst & Young Audit in 2006 were pre-approved by the Audit Committee and by our Board of Directors.

Auditors’ pre-approval policies and procedures were approved by our Board of Directors in 2006 and are contained in its charter. These policies and procedures provide that the Audit Committee shall:

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

•	pre-approve engagements relating to tax services (compliance with local tax laws, preparation and review of tax filings in accordance with applicable rules) and the corresponding fees;
•	ensure that the auditors do not engage in prohibited services for the Group; and,
•	report on these matters to the Board of Directors for discussion and approval.

PAGE 130  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

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

This table set outs the percentage of fees billed in 2006 for audit-related, tax or other services that have been pre-approved.

PERCENTAGE OF FEES PRE-APPROVED VERSUS TOTAL FEES BILLED IN 2006

Audit-Related Fees	100%
Tax Fees	100%
Other Fees	N/A

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 131

Back to Contents

Exhibits

1	By-laws (statuts), as amended, of Lafarge S.A. (English translation).
2.1	Deposit Agreement, dated July 18, 2001 among Lafarge S.A., Morgan Guaranty Trust Company of New York, as depositary, and the holders of American Depositary Receipts(1) .
2.2

Instruments with respect to long-term debt which do not exceed 10 percent of the total assets of the Company and its consolidated subsidiaries have not been filed. The Company agrees to furnish a copy of such instruments to the Commission upon request.

4.1	1,850,000,000 euros Credit Facility dated October 29, 2004 and amended July 28, 2005(2).
4.2	Letter of extension of the 1,850,000,000 euros Credit Facility dated October 29, 2004 and amended July 28, 2005.
8	List of significant subsidiaries(3) .
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10 USC § 1350).
13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10 USC § 1350).

______________
(1)	Incorporated by reference to the Registration Statement on Form 20-F filed by Lafarge with the Securities and Exchange Commission on July 19, 2001.
(2)	Incorporated by reference to the Annual Report on form 20-F by Lafarge with the Securities and Exchange Commission on March 24, 2006.
(3)	See Note 38 to our consolidated financial statements.

PAGE 132  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LAFARGE

Date: March 23, 2007	(Registrant)

/s/ Bruno Lafont

Bruno Lafont Group Chief Executive Officer

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 133

Back to Contents

Exhibits 12.1

CERTIFICATION

I, Bruno Lafont, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Lafarge;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accounting principles;

c.

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and;

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Date: March 23, 2007
/s/ Bruno Lafont

Bruno Lafont
Group Chief Executive Officer

PAGE 134  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Exhibits 12.2

CERTIFICATION

I, Jean-Jacques Gauthier, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Lafarge;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accounting principles;

c.

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and;

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Date: March 23, 2007
/s/ Jean-Jacques Gauthier

Jean-Jacques Gauthier
Group Executive Vice President Finance

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE 135

Back to Contents

F	CONSOLIDATED FINANCIAL STATEMENTS

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-1

Back to Contents

Report of independent registered public accounting firms

To the Board of Directors and Stockholders of Lafarge S.A., Paris, France:

We have audited the accompanying consolidated balance sheet of Lafarge S.A. and subsidiaries (the “Group”) as of December 31, 2006, and the related consolidated statements of income, changes in equity, and cash flows for the year then ended (all expressed in euros). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”).

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Notes 36 and 37 of the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Group’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Neuilly-sur-Seine and Paris-La Défense, France March 23, 2007
/s/ DELOITTE & ASSOCIÉS	/s/ ERNST & YOUNG Audit
Represented by Christian Mouillon and Alain Perroux

PAGE F-2  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of Lafarge S.A., Paris, France:

We have audited the accompanying consolidated balance sheets of Lafarge S.A. and subsidiaries (the “Group”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in equity, and cash flows for each of the years then ended (all expressed in euros). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Lafarge North America Inc. (a consolidated subsidiary), which statements were prepared in accordance with accounting principles generally accepted in the United States of America and reflect total assets of 4,203 million euros and 3,437 million euros as of December 31, 2005 and 2004, respectively, and total revenues of 3,459 million euros and 3,024 million euros for the years ended December 31, 2005 and 2004, respectively. Such financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Lafarge North America Inc., is based solely on the report of such other auditors.

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

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Notes 36 and 37 of the consolidated financial statements.

Paris, France	DELOITTE & ASSOCIÉS
March 24, 2006

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-3

Back to Contents

Report of independent registered public accounting firm

To the Board of Directors and Shareholders

Lafarge North America Inc.:

We have audited the consolidated balance sheets of Lafarge North America Inc. (a Maryland corporation and a majority-owned subsidiary of Lafarge) and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for each of the two years in the period ended December 31, 2005 (not presented separately herein). Our audits also included the financial statement schedule listed in the Index at Item 15(a) (not presented separately herein). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lafarge North America Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 19 to the consolidated financial statements, the Company changed the date used to measure pension and other postretirement benefit plan assets and obligations in 2004.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Lafarge North America Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 6, 2006 expressed an unqualified opinion thereon.

McLean, Virginia	/s/ ERNST & YOUNG LLP
February 6, 2006 Except for Note 23 to the Lafarge North America Inc. financial statements (not presented separately herein) as to which the date is February 21, 2006

PAGE F-4  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Consolidated statements of income

		YEARS ENDED DECEMBER 31,

	NOTES	2006	2006	2005 *	2004 *

		NOTE 2(Z)
	(MILLION $, EXCEPT PER SHARE DATA)		(MILLION EUROS, EXCEPT PER SHARE DATA)
REVENUE		22,315	16,909	14,490	12,976
Cost of sales		(16,345)	(12,385)	(10,585)	(9,425)
Selling and administrative expenses		(2,312)	(1,752)	(1,659)	(1,512)
Operating income before capital gains, impairment, restructuring and other		3,658	2,772	2,246	2,039
Gains on disposals, net	(5)	37	28	40	88
Other operating income (expenses)	(6)	(161)	(122)	(105)	(166)

OPERATING INCOME		3,534	2,678	2,181	1,961

Finance costs	(7)	(768)	(582)	(498)	(598)
Finance income	(7)	128	97	83	68
Income from associates	(8)	40	30	31	64

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX		2,934	2,223	1,797	1,495

Income tax	(23)	(832)	(630)	(470)	(247)
Net income from continuing operations		2,102	1,593	1,327	1,248
Net income/(loss) from discontinued operations	(3)	(5)	(4)	97	86

NET INCOME		2,097	1,589	1,424	1,334

Out of which:

GROUP SHARE		1,811	1,372	1,096	1,046

Minority interests		286	217	328	288

EARNINGS PER SHARE		$		EUROS
NET INCOME - GROUP SHARE
Basic earnings per share		10.37	7.86	6.39	6.26
Diluted earnings per share		10.23	7.75	6.34	6.13
FROM CONTINUING OPERATIONS
Basic earnings per share	(9)	10.40	7.88	5.82	5.74
Diluted earnings per share	(9)	10.25	7.77	5.79	5.64
FROM DISCONTINUED OPERATIONS
Basic earnings per share	(3)	(0.03)	(0.02)	0.57	0.52
Diluted earnings per share	(3)	(0.03)	(0.02)	0.55	0.49

BASIC AVERAGE NUMBER OF SHARES OUTSTANDING (IN THOUSANDS)	(9)	174,543	174,543	171,491	167,204

______________
*	Figures have been adjusted as mentioned in Note 3 following the contemplated divestment of the Roofing Division and are therefore not comparable with those presented in the 2005 annual report.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-5

Back to Contents

Consolidated balance sheets

		AT DECEMBER 31,

	NOTES	2006	2006	2005	2004

		NOTE 2(Z)
		(MILLION $)		(MILLION EUROS)
ASSETS
NON CURRENT ASSETS		26,984	20,447	20,543	18,241

Goodwill	(10)	9,877	7,484	6,646	5,998
Intangible assets	(11)	562	426	355	308
Property, plant and equipment	(12)	14,758	11,183	12,171	10,587
Investments in associates	(13)	334	253	376	372
Other financial assets	(15)	1,096	830	626	696
Derivative instruments - assets	(27)	92	70	49	—
Deferred income tax assets	(23)	265	201	320	280

CURRENT ASSETS		12,362	9,367	7,352	6,259

Inventories	(16)	2,137	1,619	1,857	1,509
Trade receivables	(17)	3,529	2,674	2,737	2,264
Other receivables	(18)	1,486	1,126	925	727
Derivative instruments - assets	(27)	79	60	98	209
Cash and cash equivalents	(19)	1,524	1,155	1,735	1,550
Assets held for sale	(3)	3,607	2,733	—	—

TOTAL ASSETS	(4)	39,346	29,814	27,895	24,500

EQUITY & LIABILITIES
Common stock	(20)	933	707	704	684
Additional paid-in capital	(20-21)	8,473	6,420	6,316	6,013
Treasury shares		(95)	(72)	(98)	(102)
Retained earnings		3,989	3,023	2,025	1,337
Other reserves	(20)	158	120	70	32
Foreign currency translation		271	205	741	(182)

SHAREHOLDERS’ EQUITY - PARENT COMPANY		13,729	10,403	9,758	7,782

Minority interests	(22)	1,836	1,391	2,571	2,119

EQUITY		15,565	11,794	12,329	9,901

NON CURRENT LIABILITIES		15,650	11,859	9,707	9,867

Deferred income tax liability	(23)	761	577	567	632
Pension & other employee benefits liabilities	(24)	1,196	906	1,218	1,234
Provisions	(25)	1,234	935	984	920
Long-term debt	(26)	12,433	9,421	6,928	7,052
Derivative instruments - liabilities	(27)	26	20	10	29

CURRENT LIABILITIES		8,131	6,161	5,859	4,732

Pension & other employee benefits liabilities, current portion	(24)	158	120	156	121
Provisions, current portion	(25)	174	132	123	118
Trade payables		2,109	1,598	1,675	1,424
Other payables	(28)	2,201	1,668	1,575	1,387
Income tax payable		180	136	165	46
Short term debt and current portion of long-term debt	(26)	2,196	1,664	2,077	1,593
Derivative instruments - liabilities	(27)	33	25	88	43
Liabilities associated with assets held for sale	(3)	1,080	818	—	—

TOTAL EQUITY AND LIABILITIES	(4)	39,346	29,814	27,895	24,500

The accompanying notes are an integral part of these consolidated financial statements.

PAGE F-6  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Consolidated statements of cash flows

		YEARS ENDED DECEMBER 31,

	NOTES	2006	2006	2005*	2004*

	NOTE 2(Z)
(MILLION EUROS)		(MILLION $)	(MILLION EUROS)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
NET INCOME		2,097	1,589	1,424	1,334

NET INCOME/(LOSS) FROM DISCONTINUED OPERATIONS		(5)	(4)	97	86

NET INCOME FROM CONTINUING OPERATIONS		2,102	1,593	1,327	1,248

Adjustments for income and expenses which are non cash or not related to operating activities, financial expenses or income taxes:
Depreciation and amortization of assets	(4)	1,230	932	849	784
Impairment losses	(6)	30	23	65	108
Income from associates	(8)	(39)	(30)	(31)	(64)
(Gains) on disposals, net	(5)	(37)	(28)	(40)	(88)
Finance costs (income)	(7)	640	485	415	530
Income taxes	(23)	831	630	470	247
Others, net		119	90	(50)	(24)
Change in operating working capital items, excluding financial expenses and income taxes (see analysis below)		(339)	(257)	(334)	(251)

NET OPERATING CASH GENERATED BY CONTINUING OPERATIONS BEFORE IMPACTS OF FINANCIAL EXPENSES AND INCOME TAXES		4,537	3,438	2,671	2,490

Cash payments for financial expenses		(677)	(513)	(429)	(387)
Cash payments for income taxes		(717)	(543)	(491)	(432)

NET OPERATING CASH GENERATED BY CONTINUING OPERATIONS		3,143	2,382	1,751	1,671

NET OPERATING CASH GENERATED BY DISCONTINUED OPERATIONS		243	184	135	206

NET CASH PROVIDED BY OPERATING ACTIVITIES		3,386	2,566	1,886	1,877

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Capital expenditures	(4)	(2,163)	(1,639)	(1,313)	(1,008)
Investment in subsidiaries and joint ventures (1)		(4,158)	(3,151)	(383)	(296)
Investment in associates	(13)	(13)	(10)	(10)	(4)
Investment in available for sale investments		(19)	(14)	(9)	(108)
Disposals (2)		238	180	143	553
Net decrease in long-term receivables		(20)	(15)	19	10

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS		(6,135)	(4,649)	(1,553)	(853)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS		(261)	(198)	(131)	(119)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		(6,396)	(4,847)	(1,684)	(972)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of common stock		63	48	301	217
Proceeds from issuance of common stock – minority interests subscription		195	148	86	38
Decrease in treasury shares		34	26	4	2
Dividends paid	(20)	(590)	(447)	(408)	(383)
Dividends paid by subsidiaries to minority interests		(224)	(170)	(137)	(121)
Proceeds from issuance of long-term debt		4,409	3,341	2,100	958
Repayment of long-term debt		(2,920)	(2,213)	(2,017)	(1,629)
Increase (decrease) in short-term debt		1,515	1,148	(81)	218
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		2,482	1,881	(152)	(700)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS		20	15	(33)	(154)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		2,502	1,896	(185)	(854)

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-7

Back to Contents

		YEARS ENDED DECEMBER 31,

	NOTES	2006	2006	2005*	2004*

	NOTE 2(Z)
(MILLION EUROS)		(MILLION $)	(MILLION EUROS)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS		(510)	(386)	17	51

Increase in cash and cash equivalents from discontinued operations		2	1	—	—
Net effect of foreign currency translation on cash and cash equivalents		(128)	(97)	168	(28)
Cash and cash equivalents at beginning of year		2,290	1,735	1,550	1,527
Reclassification of cash and cash equivalents from discontinued operations		(130)	(98)	—	—

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	(19)	1,524	1,155	1,735	1,550

(1) Net of cash and cash equivalents of companies acquired		7	5	27	47
(2) Net of cash and cash equivalents of companies disposed of		5	4	1	7
SUPPLEMENTAL DISCLOSURES
ANALYSIS OF CHANGES IN OPERATING WORKING CAPITAL ITEMS
(Increase) in inventories		(193)	(146)	(164)	(97)
(Increase) in trade receivables		(314)	(238)	(183)	(96)
(Increase)/decrease in other receivables – excluding financial and income taxes receivables		(220)	(167)	(76)	23
Increase in trade payables		161	122	82	143
Increase/(decrease) in other payables – excluding financial and income taxes payables		227	172	7	(224)
______________

* Figures have been adjusted as mentioned in Note 3 following the contemplated divestment of the Roofing Division and are therefore not comparable with those presented in the 2005 annual report.

The accompanying notes are an integral part of these consolidated financial statements.

PAGE F-8  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Consolidated statements of changes in equity

	(NUMBER OF SHARES)		(MILLION EUROS)

	OUT- STANDING SHARES	TREASURY SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY SHARES	RETAINED EARNINGS	CHANGES IN FAIR VALUE AND OTHER RESERVES	FOREIGN CURRENCY TRANSLATION*	SHARE- HOLDERS’ EQUITY – PARENT COMPANY	MINORITY INTERESTS	EQUITY

BALANCE AT JANUARY 1, 2004	167,217,813	1,856,266	669	5,798	(104)	675	(14)	—	7,024	1,850	8,874

Available for sale investments	—	—	—	—	—	—	9	—	9	—	9
Cash flow hedge instruments	—	—	—	—	—	—	61	—	61	—	61
Deferred taxes and others	—	—	—	—	—	(1)	(24)	—	(25)	—	(25)
Change in translation adjustments	—	—	—	—	—	—	—	(182)	(182)	(50)	(232)

INCOME AND EXPENSES RECOGNIZED DIRECTLY IN EQUITY	—	—	—	—	—	(1)	46	(182)	(137)	(50)	(187)

Net income	—	—	—	—	—	1,046	—	—	1,046	288	1,334

TOTAL INCOME AND EXPENSES FOR THE PERIOD (COMPREHENSIVE INCOME)	—	—	—	—	—	1,045	46	(182)	909	238	1,147

Dividends paid	—	—	—	—	—	(383)	—	—	(383)	(121)	(504)
Issuance of common stock (dividend reinvestment plan)	3,483,477	—	14	193	—	—	—	—	207	—	207
Issuance of common stock (exercise of stock options)	217,788	—	1	9	—	—	—	—	10	—	10
Share based payments	—	—	—	13	—	—	—	—	13	—	13
Treasury shares	—	(21,870)	—	—	2	—	—	—	2	—	2
Other movements – minority interests	—	—	—	—	—	—	—	—	—	152	152

BALANCE AT DECEMBER 31, 2004	170,919,078	1,834,396	684	6,013	(102)	1,337	32	(182)	7,782	2,119	9,901

Available for sale investments	—	—	—	—	—	—	42	—	42	—	42
Cash flow hedge instruments	—	—	—	—	—	—	16	—	16	—	16
Deferred taxes and others	—	—	—	—	—	—	(20)	—	(20)	—	(20)
Change in translation adjustments	—	—	—	—	—	—	—	923	923	278	1,201

INCOME AND EXPENSES RECOGNIZED DIRECTLY IN EQUITY	—	—	—	—	—	—	38	923	961	278	1,239

Net income	—	—	—	—	—	1,096	—	—	1,096	328	1,424

TOTAL INCOME AND EXPENSES FOR THE PERIOD (COMPREHENSIVE INCOME)	—	—	—	—	—	1,096	38	923	2,057	606	2,663

Dividends paid	—	—	—	—	—	(408)	—	—	(408)	(137)	(545)
Issuance of common stock (dividend reinvestment plan)	3,995,201	—	16	232	—	—	—	—	248	—	248
Issuance of common stock (exercise of stock options)	494,899	—	2	20	—	—	—	—	22	—	22
Employee stock purchase plan	576,125	—	2	31	—	—	—	—	33	—	33
Share based payments	—	—	—	20	—	—	—	—	20	—	20
Treasury shares	—	(49,322)	—	—	4	—	—	—	4	—	4
Other movements – minority interests	—	—	—	—	—	—	—	—	—	(17)	(17)

BALANCE AT DECEMBER 31, 2005	175,985,303	1,785,074	704	6,316	(98)	2,025	70	741	9,758	2,571	12,329

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-9

Back to Contents

	(NUMBER OF SHARES)		(MILLION EUROS)

	OUT- STANDING SHARES	TREASURY SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY SHARES	RETAINED EARNINGS	CHANGES IN FAIR VALUE AND OTHER RESERVES	FOREIGN CURRENCY TRANSLATION *	SHARE- HOLDERS’ EQUITY – PARENT COMPANY	MINORITY INTERESTS	EQUITY

BALANCE AT DECEMBER 31, 2005	175,985,303	1,785,074	704	6,316	(98)	2,025	70	741	9,758	2,571	12,329

Available for sale investments	—	—	—	—	—	—	145	—	145	—	145
Cash flow hedge instruments	—	—	—	—	—	—	(38)	—	(38)	—	(38)
Deferred taxes and others	—	—	—	—	—	73	(57)	—	16	—	16
Change in translation adjustments	—	—	—	—	—	—	—	(536)	(536)	(146)	(682)

INCOME AND EXPENSES RECOGNIZED DIRECTLY IN EQUITY	—	—	—	—	—	73	50	(536)	(413)	(146)	(559)

Net income	—	—	—	—	—	1,372	—	—	1,372	217	1,589

TOTAL INCOME AND EXPENSES FOR THE PERIOD (COMPREHENSIVE INCOME)	—	—	—	—	—	1,445	50	(536)	959	71	1,030

Dividends paid	—	—	—	—	—	(447)	—	—	(447)	(170)	(617)
Issuance of common stock (exercise of stock options)	639,839	—	3	45	—	—	—	—	48	—	48
Share based payments	—	—	—	59	—	—	—	—	59	—	59
Treasury shares	—	(412,814)	—	—	26	—	—	—	26	—	26
Other movements – minority interests (see Note 22)	—	—	—	—	—	—	—	—	—	(1,081)	(1,081)

BALANCE AT DECEMBER 31, 2006	176,625,142	1,372,260	707	6,420	(72)	3,023	120	205	10,403	1,391	11,794

______________
*	of which 23 million euros as of December 31, 2006 from discontinued operations.
The accompanying notes are an integral part of these consolidated financial statements.

  PAGE F-10  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Note 1 -	Business Description

Lafarge S.A. is a French limited liability company (société anonyme) governed by French law. Our commercial name is “Lafarge”. The company was incorporated in 1884 under the name “J et A Pavin de Lafarge”. Currently, our by-laws state that the duration of our company is until December 31, 2066, and may be amended to extend our corporate life. Our registered office is located at 61 rue des Belles Feuilles, 75116 Paris, France. The company is registered under the number “542 105  572 RCS Paris” with the registrar of the Paris Commercial Court (Tribunal de Commerce de Paris).

The Group organizes its operations into four Divisions: Cement, Aggregates & Concrete, Roofing & Gypsum. The Roofing Division is currently subject to a disposal project. As part of this project, the Group decided to keep a 35% share investment in the new entity which will own the Roofing Division operations after the contemplated divestment. The impact of this project on the consolidated financial statements are detailed in Note 3.

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

These financial statements were authorized for issue by the Board of Directors on February 22, 2007.

Note 2 -	Summary of Significant Accounting Policies
(a)	Basis of preparation

In accordance with the European Regulation No 1606/2002 issued July 19, 2002, the consolidated financial statements of the Group for the period presented are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as endorsed by the European Union as of December 31, 2006, which does not differ for the Group with IFRS as published by International Accounting Standards Board.

The consolidated financial statements have been prepared under the historical cost convention, with the exception of certain categories of assets and liabilities, in accordance IFRS. The categories concerned are detailed in the following notes.

As a first time adopter of IFRS at January 1, 2004, the Group has followed the specific prescriptions of IFRS 1 which govern the first-time adoption. The options selected for the purpose of the transition to IFRS are described in the following notes to the consolidated financial statements.

The following IFRS, International Accounting Standards (“IAS”), amendments and International Financial Reporting Interpretation Commitee (“IFRIC”) interpretations have been adopted by the Group for the period beginning January 1, 2006:

•	IFRS 6, Exploration for and Evaluation of Mineral Assets;
•	IAS 21, The Effect of Changes in Foreign Exchange Rates, Amendment for Net Investment in a Foreign Operation;
•	IFRS 1, First Time Adoption of International Financial Reporting Standards and IFRS 6, Exploration for and Evaluation of Mineral Resources, Amendment for Comparative Disclosures;
•	IAS 39, Financial Instruments: Recognition and Measurement, Amendment for Fair Value Option;
•	IAS 39, Financial Instruments: Recognition and Measurement, Amendment for Hedges of Forecast Intragroup Transactions;
•	IAS 39, Financial Instruments: Recognition and Measurement and IFRS 4, Insurance Contracts, Amendment for Financial Guarantee Contracts;
•	IAS 19, Employee benefits, Amendment for Actuarial Gains and Losses, Group Plans and Disclosures;
•	IFRIC 4, Determining whether an Arrangement contains a Lease;
•	IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds;
•	IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.

The revised IAS 19 standard, applicable as of January 1, 2006, allows the recognition into equity of the actuarial gains and losses that have been recognized during the period. However, the Group has elected to maintain the recognition of actuarial gains and losses using the “corridor method” as in prior years.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-11

Back to Contents

These new standards issued by IASB effective as of January 1, 2006, have not significantly impacted the Group’s consolidated financial statements.

IFRS differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). A description of the main differences is set forth in Notes 36 and 37.

(b)	Principles of consolidation

Investments over which the Group exercises control, are fully consolidated. Control exists when the Group has the power directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

Investments in companies in which the Group and third party investors have agreed to exercise joint control are consolidated by the proportionate consolidation method with the Group’s share of the joint ventures’ results of operations, assets and liabilities recorded in the consolidated financial statements.

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

Purchases of additional ownership interest of subsidiaries from minority interests holders result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(c)	Use of estimates and judgments

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

Significant estimates made by management in the preparation of these financial statements include assumptions used for depreciation, pension liabilities, deferred taxes, valuation estimates for long-lived assets and other investments. The accounting for certain provisions, certain financial instruments and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements is judgmental. The factors subject to judgment are detailed in the corresponding disclosures.

(d)	Translation of financial statements denominated in foreign currencies
1)	General principle

The functional currency of the Group’s foreign subsidiaries is the applicable foreign currency.

The accounts of foreign subsidiaries, whose functional currency is not the euro, are translated into euros using the period-end closing rate of exchange for all balance sheet accounts. The average period rate of exchange is applied to revenues, expenses and amounts presented on the statements of cash flows. The resulting translation adjustments are included as a separate component of shareholders’ equity.

Goodwill and fair value adjustments at the time of a business combination are considered as assets or liabilities of the acquired subsidiary. As such, they are recorded in the functional currency of the subsidiary and translated into euros using the period-end closing rate of exchange.

PAGE F-12  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

The exchange rates for the translation of main currencies were as follows:

RATES	2006		2005		2004

1 FOR EURO MONETARY UNIT	AVERAGE RATE	YEAR-END RATE	AVERAGE RATE	YEAR-END RATE	AVERAGE RATE	YEAR-END RATE

Brazilian real (BRL)	0.3659	0.3551	0.3288	0.3621	0.2748	0.2763
Canadian dollar (CAD)	0.7021	0.6544	0.6624	0.7286	0.6184	0.6092
Chilean peso (CLP)	0.0015	0.0014	0.0014	0.0016	0.0013	0.0013
Chinese yuan (CNY)	0.0999	0.0973	0.0980	0.1050	0.0972	0.0887
Egyptian pound (EGP)	0.1388	0.1330	0.1388	0.1477	0.1295	0.1186
British pound (GBP)	1.4667	1.4892	1.4622	1.4592	1.4736	1.4183
Moroccan dirham (MAD)	0.0903	0.0895	0.0905	0.0914	0.0905	0.0889
Malaysian ringitt (MYR)	0.2172	0.2151	0.2121	0.2243	0.2116	0.1932
Nigerian naira (NGN)	0.0063	0.0060	0.0060	0.0065	0.0060	0.0055
Philippine peso (PHP)	0.0155	0.0155	0.0146	0.0159	0.0143	0.0131
Polish zloty (PLN)	0.2567	0.2610	0.2486	0.2591	0.2206	0.2448
U.S. dollar (USD)	0.7964	0.7593	0.8034	0.8477	0.8043	0.7342
Venezuelan bolivar (VEB)	0.0004	0.0004	0.0004	0.0004	0.0004	0.0004
South African rand (ZAR)	0.1173	0.1085	0.1263	0.1340	0.1247	0.1300
2)	Hyper-inflationary countries

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

The Group, as permitted by IFRS 1, elected to “reset to zero” previous cumulative translation differences arising from the translation into euros of foreign subsidiaries’ financial statements denominated in foreign currencies. The amount existing in the French GAAP accounts at January 1, 2004 has been included in retained earnings. This reclassification has no impact on shareholders’ equity. Translation adjustments which predate the transition to IFRS will therefore not be included when calculating gains or losses arising from the future disposal of consolidated subsidiaries, joint-ventures or associates.

(e)	Business combinations, related goodwill and intangible assets
1)	Business combinations

Business combinations after January 1, 2004

Business combinations entered into after January 1, 2004 are accounted for in accordance with the purchase method. Once control is obtained over a company, its assets and liabilities are recognized in accordance with the rules set forth in IFRS 3. The cost of acquisition is measured as the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5. Non–current assets held for sale are recognized and measured at fair value less costs to sell. Any excess of the cost of acquisition over the Group’s share in the fair value of all identified assets and liabilities is recognized as goodwill.

When the Group initially acquires a controlling interest in a business, any portion of the assets and liabilities retained by minority shareholders is also recorded at its fair value.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-13

Back to Contents

Accordingly, if the Group subsequently acquires an interest in the assets and liabilities from minority shareholders, no additional fair value adjustment is recorded at that time. The difference between the purchase price and the carrying value of proportional interest in assets and liabilities acquired is recorded as goodwill.

When goodwill is determined provisionally by the end of the period in which the combination is effected, the Group recognizes any adjustments to those provisional values within twelve months of the acquisition date. Comparative information presented for the periods before the initial accounting of fair values is complete is presented as if the initial accounting had been completed from the acquisition date, if the adjustments to provisional values would have materially affected the presentation of the consolidated financial statements.

Specific treatment related to first-time adoption of IFRS

As permitted by IFRS 1, the Group has not restated the business combinations which predate the transition date (January 1, 2004).

Prior to the transition date, the Group has applied the purchase method according to French GAAP to all of its business combinations since January 1, 1989. This method of accounting differs from the requirements of IFRS 3; the principal differences are as follows:

•

under French GAAP, the criteria relating to the recognition of restructuring provisions at the acquisition date are less restrictive than those under IFRS and such amounts can include certain costs relating to restructuring of the acquirer’s operations;

•	under French GAAP, acquired goodwill is amortized over the expected period of benefit, not to exceed 40 years; goodwill is not amortized under IFRS;
•

under French GAAP, adjustments to deferred tax assets recorded after the end of the first full financial year following the acquisition are recorded within the income statement; they result in a reduction in the carrying amount of goodwill under IFRS.

Before January 1, 1989, positive and negative goodwill were written off against retained earnings.

2)	Goodwill

As required by IFRS 3, “Business Combinations”, and IAS 36, “Impairment of Assets”, subsequent to January 1, 2004, goodwill is no longer amortized but is tested for impairment at least annually.

3)	Indefinite life intangible assets recorded during a business combination

Under French GAAP, before January 1, 2004, non-amortizable intangible assets acquired in a business combination, such as market share, have been recognized through the purchase price allocation. These assets are not considered as a separately identifiable intangible asset under IAS 38, “Intangible Assets”, but as a component of goodwill. They have been reclassified to goodwill at their carrying value as at January 1, 2004.

(f)	Revenue recognition

Consolidated revenues represent the value, before sales tax, of goods, products and services sold by consolidated enterprises as part of their ordinary activities, after elimination of intra-group sales.

Revenues from the sale of goods and products are recorded when the Group has transferred the significant risks and rewards of ownership of the goods to the buyer (generally at the date ownership is transferred).

Revenue is measured at the fair value of the consideration received or receivable, taking into account the amount of any trade discounts and volume rebates allowed by the entity.

Amounts billed to a customer in a sales transaction related to shipping and handling are included in “Revenue”, and costs incurred for shipping and handling are classified as “Cost of sales”.

(g)	Operating income before capital gains, impairment, restructuring and other

The Group has included the subtotal “Operating income before capital gains, impairment, restructuring and other” on the face of the consolidated statement of income. This measure excludes those elements of our operating results that are by nature unpredictable in their amount and/or in their frequency, such as capital gains, asset impairments and restructuring costs. While these amounts have been incurred in recent years and may recur in the future, historical amounts may not be indicative of the nature or amount of these charges, if any, in future periods. The Group believes that the subtotal “Operating income before capital gains, impairment, restructuring and other” is useful to users of the Group’s financial statements as it provides them with a measure of our operating results which excludes these elements, enhancing the predictive value of our financial statements and provides information regarding the results of the Group’s ongoing trading activities that allows investors to better identify trends in the Group’s financial performance.

In addition, operating income before capital gains, impairment, restructuring and other is a major component of the Group’s key profitability measure, return on capital

PAGE F-14  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

employed (which is calculated by dividing the sum of operating income before capital gains, impairment, restructuring and income from associates by the average of capital employed). This measure is used by the Group internally to: a) manage and assess the results of its operations and those of its business segments, b) make decisions with respect to investments and allocation of resources, and c) assess the performance of management personnel. However, because this measure has limitations as outlined below, the Group limits the use of this measure to these purposes.

The Group’s subtotal within operating income may not be comparable to similarly titled measures used by other entities. Further, this measure should not be considered as an alternative for operating income as the effects of capital gains, impairment, restructuring and other amounts excluded from this measure do ultimately affect our operating results and cash flows. Accordingly, the Group also presents “Operating income” within the consolidated statement of income which encompasses all amounts which affect the Group’s operating results and cash flows.

(h)	Finance costs and income

Finance costs and income include:

•	interest charges and income relating to the liability component of compound instruments, other borrowings including lease-financing liabilities, and cash and cash equivalents;
•	other expenses paid to financial institutions for financing operations;
•	dividends received from non consolidated investments;
•	impact of discounting provisions (except employee benefits);
•	financial exchange gains and losses;
•	gains and losses associated with certain derivative instruments; and
•	change in value of trading investments.
(i)	Earnings per share

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

Potential dilutive common shares result from stock options and convertible bonds issued by the Group on its own common shares.

(j)	Intangible assets

In accordance with criteria set in IAS 38, “Intangible Assets”, intangible assets are recognized only if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group and the cost of the asset can be measured reliably.

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

In our businesses, expenses incurred are generally considered as research costs, in accordance with criteria set in IAS 38 “Intangible Assets”, and are consequently expensed as incurred.

Research costs from continuing activities which are expensed as incurred were 41 million euros, 36 million euros and 33 million euros for the years ended December 31, 2006, 2005 and 2004, respectively.

(k)	Property, plant and equipment

Property, plant and equipment is recorded at historical cost.

In accordance with IFRIC 4, “Determining whether an arrangement contains a lease”, the arrangements with transactions that convey a right to use the asset or fulfillment of the arrangement is dependent on the use of a specific asset are analyzed in order to assess whether such arrangements contain a lease and whether the prescriptions of IAS 17 have to be applied.

In accordance with IAS 17, “Lease Contracts”, the Group capitalizes assets financed through capital leases where the lease arrangement transfers to the Group substantially all of the benefits and risks of ownership. Lease arrangements are evaluated based upon the following criteria:

•	the lease term in relation to the assets’ useful lives;

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-15

Back to Contents
•	the total future payments in relation to the fair value of the financed assets;
•	existence of transfer of ownership;
•	existence of a favorable purchase option, and
•	specificity of the leased asset.

Interest on borrowings related to the financing of significant construction projects which is incurred during development activities is capitalized in project costs.

Investment subsidies are deducted from the cost of the property, plant and equipment.

Depreciation on property, plant and equipment is calculated as follows:

•	land is not depreciated;
•	mineral reserves consisting of proven and probable reserves are depleted using the units-of-production method;
•	buildings are depreciated using the straight-line method over estimated useful lives varying from 20 years to 50 years for office properties;
•	plant, machinery, equipment and installation costs are depreciated using the straight-line method over their estimated useful lives, ranging from eight to 30 years.

The residual values are reviewed, and adjusted if appropriate, at each balance sheet date.

The historical cost of assets is classified into specific cost categories based upon their distinct characteristics. Each cost category represents a component with a specific useful live. Useful lives are reviewed on a regular basis and changes in estimates, when relevant, are accounted for on a prospective basis.

Depreciation expense is recorded in “Cost of sales” and “Selling and administrative expenses”, based on the function of the underlying assets.

(l)	Impairment of long-lived assets
1)	Goodwill

In accordance with IAS 36, “Impairment of Assets”, the net book value of goodwill is tested for impairment at least annually. This test, whose purpose is to take into consideration events or changes that could have affected the recoverable amount of these assets, is performed during the second half of the year. The recoverable amount is defined as the higher of the fair value less costs to sell and the value in use.

Our four Divisions are considered to be our four reporting/operating segments, each comprised of multiple CGUs. For the purposes of the goodwill impairment test, the Group’s net assets are allocated to Cash Generating Units (CGUs). CGUs generally represent one of our four Divisions in a particular country. A CGU is the smallest identifiable group of assets generating cash inflows independently and represents the level used by the Group to organize and present its activities and results in its internal reporting.

In its goodwill impairment test, the Group uses a combination of a market approach (fair value less costs to sell) and an income approach (value in use). In the market approach, we compare the carrying value of our CGUs with multiples of their operating income before capital gains, impairment, restructuring, other and before amortization and depreciation. For CGUs presenting an impairment risk according to the market approach, we then use the value in use approach. In the value in use approach, we estimate the discounted value of the sum of the expected future cash flows over a 10 year period. This period reflects the characteristics of our activities where operating assets have a long lifespan and where products evolve slowly. If the carrying value of the CGU exceeds the higher of the fair value (less costs to sell) or the value in use of the related assets and liabilities, the Group records an impairment of goodwill (in “other operating expenses”).

Evaluations for impairment are significantly impacted by estimates of future prices for our products, the evolution of expenses, economic trends in the local and international construction sector, expectations of long-term development of growing markets and other factors. The results of these evaluations are also impacted the discount rates and perpetual growth rates used. The Group has defined country specific discount rates for each of its CGUs based on their weighted-average cost of capital.

According to IAS 36, impairment charges recognized for goodwill are never reversed.

2)	Property, plant & equipment and depreciable intangible assets

Whenever events or changes in circumstances indicate that the carrying amount of tangible and intangible assets may not be recoverable, an impairment test is performed. The purpose of this test is to compare the carrying value of the asset with the estimated discounted cash flows expected to result from the use of the assets and their possible disposal (value in use) and with the fair value when available. If the higher of the fair value and the value in use is less than the carrying amount of these assets, an impairment loss is recognized for the difference (“other operating expenses”). The newly assessed asset is depreciated over the remaining life of the asset.

PAGE F-16  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each year-end closing. The increase of the carrying value of the assets, revised due to the increase of the recoverable value, cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in the income statement.

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

Most marketable debt and equity securities held by the Group are classified as available for sale. They are reported at their fair value (quoted price when available). Gains and losses arising from changes in their fair value are recognized directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in the profit or loss for the period. Objective evidence that an available for sale financial asset is impaired includes, among other things, a decrease in the estimated future cash flows arising from these assets, as a result of significant financial difficulty of the issuer, a material decrease in expected future profitability or a prolonged decrease in the fair value of the security.

An impairment loss is recognized if an asset is impaired.

Impairment losses recognized in profit or loss for equity instruments classified as available for sale are never reversed through profit or loss.

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

All financial assets are reviewed for impairment on an annual basis to assess if there is any indication that the asset may be impaired.

Purchases and sales of all financial assets are generally accounted for at trade date.

(n)	Derecognition of financial assets

Under IAS 39, “Financial Instruments: Recognition and Measurement”, financial assets can only be derecognized when no further cash flow is expected to flow to the Group from the asset and if substantially all risks and rewards attached to the assets have been transferred.

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

Cash and cash equivalents consist of cash, highly liquid investments and cash equivalents which are not subject to significant changes in value and with an original maturity date of generally less than three months from the time of purchase.

Cash balances that are restricted from use (restrictions other than those linked to exchange controls or other legal restrictions in force in some countries) by the Group are excluded from cash and cash equivalents presented in the balance-sheet and in the cash flow statement and are classified in non-current assets on the line “Other financial assets” in the consolidated balance sheets.

(q)	Treasury shares

Treasury shares (own equity instruments held by Lafarge S.A. or subsidiaries) are accounted for as a reduction of shareholders’ equity at acquisition cost and no further recognition is made for changes in fair value. When treasury shares are resold, any difference between the cost and fair value is recognized directly in shareholders’ equity.

(r)	Financial liabilities and derivative instruments
1)	Recognition and measurement of financial liabilities

Financial liabilities and long-term loans are measured at amortized cost calculated based on the effective interest rate method.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-17

Back to Contents

Accrued interests on loans are presented within “Other payables” in the balance sheet.

Financial liabilities hedged by an interest rate swap that qualifies for fair value hedge accounting are measured in the balance sheet at fair value for the part attributable to the hedged risk (risk related to changes in interest rates). The changes in fair value are recognized in earnings for the period of change and are offset by the portion of the loss or gain recognized on the hedging item that relates to the effective portion.

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

3)	Derivative instruments and hedge relationships

The Group enters into financial derivative contracts only in order to reduce its exposure to changes in interest rates, foreign currency exchange rates and commodities prices on firm or highly probable commitments.

Forward exchange contracts and foreign currency swaps are used to hedge foreign currency exchange rate exposures.

The Group enters into various interest rate swaps and options to manage its interest rate exposure.

The Group uses derivatives such as swaps and options in order to manage its exposure to commodity risks.

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

In case of a cash flow hedge relationship, changes in fair value on the hedging item that is determined to be an effective hedge are initially recognized directly in equity. The ineffective portion of the gain or loss is recognized in earnings immediately under the captions finance income. The gain or loss recognized in equity is subsequently reclassified to profit and loss when the hedged exposure affects earnings.

For embedded derivatives, the gain or loss is recognized in earnings in the period of the change in fair value.

4)	Put options on shares of subsidiaries

Pursuant to IAS 27 and IAS 32, put options granted to minority interests of consolidated subsidiaries are considered financial debt.

The Group records the put options granted to minority interests as a financial debt at its fair value and as a reduction in minority interests in equity. When the fair value of the put options exceeds the carrying amount of the minority interest, the Group records this difference as goodwill.

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

PAGE F-18  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

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

The current period pension expense and amortization of actuarial gains and losses are recorded in “cost of sales” or “selling and administrative expenses” based on the beneficiaries of the plan.

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

Specific treatment related to first-time adoption of IFRS

The Group has elected to use the option available in IFRS 1 under which any difference existing at January 1, 2004 between defined benefit plan liabilities and the fair value of dedicated assets, not recognized in an entity’s balance sheet date at that date, can be recognized through an adjustment to equity, except the non-vested portion of unrecognized prior service costs.

The corridor method has been applied prospectively, beginning January 1, 2004.

(t)	Provisions

The Group recognizes provisions when it has a legal or constructive obligation resulting from past events, the resolution of which would result in an outflow of resources.

1)	Restructuring

Reserves for restructuring costs are provided when the restructuring plans have been finalized and approved by the Group’s management, and when its main features have been announced to those affected by it before the balance sheet date. These reserves only include direct expenditures arising from the restructuring, notably severance payments, early retirement costs, costs for notice periods not worked and other costs directly linked with the closure of the facilities.

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

Costs incurred that result in future economic benefits, such as extending useful lives, increased capacity or safety, and those costs incurred to mitigate or prevent future environmental contamination are capitalized. When the Group determines that it is probable that a liability for environmental costs exists and that its resolution will result in an outflow of resources, an estimate of the future remediation is recorded as a provision without the offset of contingent insurance recoveries (only virtually certain insurance recoveries are recorded as an asset

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-19

Back to Contents

in the balance sheet). When the Group does not have a reliable reversal time schedule or when the effect of the passage of time is not significant, the provision is calculated based on undiscounted cash flows.

Environmental costs, which are not included above, are expensed as incurred.

(u)	Income taxes

In accordance with IAS 12 “Income Taxes”, deferred income taxes are accounted for by applying the balance-sheet liability method to temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance sheet. In principle, deferred tax liabilities are recognized for all taxable differences. Deferred tax assets are recognized for all deductible differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Those deferred tax assets and liabilities are not recognized for goodwill or if they arise from the recognition of an asset or liability in a transaction which is not a business combination and affects neither net income nor tax income.

Deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures are recognized except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets for all deductible temporary differences from investments in subsidiaries, branches and associates, and interests in joint venture, are recognized to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which they can be utilized.

The carrying amount of deferred tax assets are reviewed at each balance sheet date and are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Unrecognized deferred tax assets are reviewed at each balance sheet date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred taxes are measured by applying tax rates that have been enacted or substantially enacted by the balance sheet date. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects to recover or settle the carrying amount of its assets and liabilities.

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

On a regular basis, the Group grants purchase or subscription share options to employees and offers employee share purchase plans. In accordance with the prescriptions of IFRS 2, “Share Based Payments”, the Group records compensation expense for all share-based compensation granted to its employees.

1)	Share options granted to employees

Share option fair value is calculated at grant date using the Black & Scholes model. Further changes in the fair value of instruments granted are not considered.

The fair value is recognized in profit and loss (through operating income) on a straight-line basis over the vesting period (generally 4 years for stock options) with a corresponding increase to additional paid-in-capital.

In accordance with IFRS 1 and IFRS 2, only options granted after November 7, 2002 and not fully vested at January 1, 2004 are measured and accounted for as employee costs.

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

PAGE F-20  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents
(w)	Emission rights: cap and trade scheme

Where the Group is involved in a cap and trade scheme, and until the IASB issues a position on the appropriate accounting treatment, the Group will account for the effects of such scheme as follows:

•	emission rights granted by governments are not recorded in the balance sheet, as they have a cost equal to zero;
•	proceeds from the sale of granted emission rights are recorded as a reduction to cost of sales;
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

(x)	Non-current assets held for sale and discontinued activities

A fixed asset or a grouping of assets and liabilities is classified as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case the asset (or groupings of assets and liabilities) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or groupings of assets and liabilities) and its sale must be highly probable. Such assets or groupings of assets and liabilities are presented separately in the balance sheet, in the line “Assets held for sale” when they are material. These assets or grouping of assets and liabilities are measured at the lower of their carrying value and fair value less costs to sell. The liabilities directly linked to assets or grouping of assets held for sale are presented in the line “Liabilities directly associated with assets held for sale” on the face of the balance sheet.

A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and:

•	represents a separate major line of business or geographical area of operations;
•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
•	is a significant subsidiary acquired exclusively with a view to resale.

Amounts included in the statements of income and cash flows related to these discontinued operations are presented separately for the current period and all prior periods presented in the financial statements if they are material. Assets and liabilities related to discontinued operations are shown on separate lines for the last period presented with no restatement for prior years.

(y)	Accounting pronouncements not yet effective

At the date of authorization of these financial statements, the following Standards and Interpretations were issued but not yet effective:

•	IFRS 7 - Financial Instruments: Disclosures;
•	IFRS 8 - Operating Segments;
•	IAS 1 - Presentation of Financial statements, Amendment for Added Disclosure about an Entity’s Capital;
•	IFRIC 7 - Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies;
•	IFRIC 8 - Scope of IFRS 2;
•	IFRIC 9 - Reassessment of Embedded Derivatives;
•	IFRIC 10 - Interim Financial Reporting and Impairment;
•	IFRIC 11 and IFRS 2 - Group and Treasury Share Transactions;
•	IFRIC 12 - Concessions.

The Group is currently reviewing these Standards and Interpretations to measure the potential impact on its consolidated results of operations, financial position and cash flows and to assess potential change in the Group’s disclosures. At this stage, the Group does not anticipate that their adoption will significantly impact its consolidated financial statements, except for additional disclosures that will be required primarily with respect to financial instruments.

(z)	Convenience translation

The consolidated balance sheet and consolidated statements of income and cash flows include the presentation of amounts as of and for the year ended December 31, 2006 denominated in U.S. dollars (“$” or “U.S. dollar”). These amounts are presented for the convenience of the reader and have been prepared using an exchange rate of 1.00 euro to $1.3197 which was the Noon Buying Rate on December 29, 2006. Such translation should not be construed as representation that the Euro amount has been, could have been, or could in the future be, converted into U.S. dollars at that or any other exchange rate.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-21

Back to Contents
Note 3 -	Discontinued Operations and Assets held for sale

At the date the consolidated financial statements were prepared, the Roofing Division – which is a Group’s specific business segment – is subject to a disposal project which was therefore approved by Group’s Executive Directors and Board of Directors on December 3, 2006. As a result, this Division is presented as a discontinued operation as of December 31, 2006. The sale was concluded on February 28, 2007 (see Note 35).

As part of this project, the Group decided to retain a 35% ownership interest in the new entity which will own the Roofing Division operations after the contemplated divestment.

As at December 31, 2006 the 100% interest continues to be consolidated; however, the Division is presented in two lines in the balance sheet (i.e. assets held for sale and liabilities associated with assets held for sale) and in a single line in the income statement.

The following table provides the net income, the net cash flows and the assets and liabilities attributable to the Roofing Division. The comparative consolidated statement of income and consolidated statement of cash flow have been revised with regard to the classification of the Roofing Division as discontinued operations.

STATEMENTS OF INCOME FROM DISCONTINUED OPERATIONS	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

REVENUE	1,624	1,514	1,493

Cost of sales	(1,155)	(1,068)	(1,010)
Selling and administrative expenses (a)	(325)	(335)	(321)
Operating income before capital gains, impairment, restructuring and other	144	111	162
Gains on disposals, net	(7)	(3)	3
Other operating income (expenses) (b)	(48)	(52)	(52)

OPERATING INCOME	89	56	113

Finance costs	(14)	(12)	(17)
Finance income	—	—	—
Income from associates	4	7	10

INCOME BEFORE INCOME TAX	79	51	106

Income tax	(83)	46	(20)

NET INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	(4)	97	86

______________
(a)	Adjusted to reallocate to the continuing activities 13 million euros of central costs previously allocated to the Roofing Division, in 2006, 2005 and 2004.
(b)	Including cost of disposal amounting to 8 million euros in 2006.

EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS (EUROS)	2006	2005	2004

- basic earnings per share	(0.02)	0.57	0.52
- diluted earnings per share	(0.02)	0.55	0.49
Basic average number of shares outstanding (in thousands)	174,543	171,491	167,204

NET CASH FLOWS FROM DISCONTINUED OPERATIONS	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Net cash provided by operating activities	184	135	206
Net cash used in investing activities	(198)	(131)	(119)
Net cash provided by (used in) financing activities	15	(33)	(154)

TOTAL CASH FLOWS	1	(29)	(67)

PAGE F-22  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

ASSETS AND LIABILITIES FROM DISCONTINUED OPERATIONS *

(MILLION EUROS)	AT DECEMBER 31, 2006

ASSETS HELD FOR SALE	2,733

Goodwill	719
Intangible assets	13
Property, plant and equipment	1,129
Other long-term financial assets	155
Inventories	331
Cash and cash equivalents	98
Other current assets	288

LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE	818

Trade and other payables	372
Provisions	384
Other liabilities	62
______________
*	directly attributable to discontinued operations

At December 31, 2006, the given off-balance sheet commitments of discontinued operations amount to 252 million euros.

Note 4 -	Business Segment and Geographic Area Information

Operating segments are defined as components of an enterprise that are engaged in providing products or services and that are subject to risks and returns that are different from those of other business segments.

The Group operates in the following three business segments – Cement, Aggregates and Concrete and Gypsum – and in one discontinued business segment – Roofing – each of which represents separately managed strategic business segments that have different capital requirements and marketing strategies. Each business segment develops, manufactures and sells distinct products.

Group management internally evaluates its performance based upon operating income before capital gains, impairment, restructuring and other, share in net income of associates and capital employed (defined as the total of goodwill, intangible and tangible assets, investments in associates and working capital) as disclosed in its business segment and geographic area information.

Continuing operations:

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

Discontinued operations:

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

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-23

Back to Contents

a)	Business segment information

2006 (MILLION EUROS)	CEMENT	AGGREGATES & CONCRETE	ROOFING*	GYPSUM	OTHER	TOTAL

STATEMENT OF INCOME
Gross revenue	9,641	6,449		1,632	14	17,736
Less: intersegment	(794)	(10)		(22)	(1)	(827)

REVENUE	8,847	6,439		1,610	13	16,909

Operating income before capital gains, impairment, restructuring and other	2,103	564		198	(93)	2,772
Gains on disposals, net	7	3		(8)	26	28
Other operating income (expenses)	(114)	(12)		(21)	25	(122)
Including impairment on assets and goodwill	(3)	(1)		(19)		(23)

OPERATING INCOME	1,996	555		169	(42)	2,678

Finance costs						(582)
Finance income						97
Income from associates	3	11		16		30
Income taxes						(630)

NET INCOME FROM CONTINUING OPERATIONS						1,593

NET INCOME FROM DISCONTINUED OPERATIONS			(4)			(4)

NET INCOME						1,589

OTHER INFORMATION
Depreciation and amortization	(575)	(258)		(69)	(30)	(932)
Other segment non cash income (expenses) of operating income	(157)	(35)		(24)	142	(74)
Capital expenditures	931	436		222	50	1,639
Capital employed	15,182	4,585		1,433	163	21,363
BALANCE SHEET
Segment assets	17,634	5,295		1,695	2,126	26,750
Assets held for sale			2,733			2,733
Unallocated assets (a)						331

TOTAL ASSETS						29,814

Segment liabilities	2,264	1,170		359	1,701	5,494
Liabilities associated with assets held for sale			818			818
Unallocated liabilities and equity (b)						23,502

TOTAL EQUITY AND LIABILITIES						29,814

______________
(a)	Deferred tax assets and derivative instruments.
(b)	Deferred tax liability, financial debt including put options on minority interests and derivative instruments, equity.
(*)	Discontinued operations (see Note 3).

PAGE F-24  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

2005 (MILLION EUROS)	CEMENT	AGGREGATES & CONCRETE	ROOFING *	GYPSUM	OTHER	TOTAL

STATEMENT OF INCOME
Gross revenue	8,314	5,392		1,479	25	15,210
Less: intersegment	(690)	(10)		(17)	(3)	(720)

REVENUE	7,624	5,382		1,462	22	14,490

Operating income before capital gains, impairment, restructuring and other	1,770	398		151	(73)	2,246
Gains on disposals, net	10	14		3	13	40
Other operating income (expenses)	(76)	(6)		(8)	(15)	(105)
Including impairment on assets and goodwill	(53)	(4)		(7)	(1)	(65)

OPERATING INCOME	1,704	406		146	(75)	2,181

Finance costs						(498)
Finance income						83
Income from associates	8	8		15		31
Income taxes						(470)

NET INCOME FROM CONTINUING OPERATIONS						1,327

NET INCOME FROM DISCONTINUED OPERATIONS			97			97

NET INCOME						1,424

OTHER INFORMATION
Depreciation and amortization	(519)	(233)		(71)	(26)	(849)
Other segment non cash income (expenses) of operating income	(88)	(11)		4	175	80
Capital expenditures	822	358		101	32	1,313
Capital employed	13,982	3,932	2,181	1,267	290	21,652
BALANCE SHEET
Segment assets	16,158	5,353	2,432	1,595	1,890	27,428
Unallocated assets (a)						467

TOTAL ASSETS						27,895

Segment liabilities	2,023	1,138	670	321	1,744	5,896
Unallocated liabilities and equity (b)						21,999

TOTAL EQUITY AND LIABILITIES						27,895

______________
(a)	Deferred tax assets and derivative instruments.
(b)	Deferred tax liability, financial debt including put options on minority interests and derivative instruments, equity.
(*)	Discontinued operations (see Note 3).

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-25

Back to Contents

2004 (MILLION EUROS)	CEMENT	AGGREGATES & CONCRETE	ROOFING *	GYPSUM	OTHER	TOTAL

STATEMENT OF INCOME
Gross revenue	7,403	4,761		1,353	51	13,568
Less: intersegment	(565)	(10)		(13)	(4)	(592)

REVENUE	6,838	4,751		1,340	47	12,976

Operating income before capital gains, impairment, restructuring and other	1,597	357		132	(47)	2,039
Gains on disposals, net	50	18			20	88
Other operating income (expenses)	(80)	(9)			(77)	(166)
Including impairment on assets and goodwill	(55)	(1)			(52)	(108)

OPERATING INCOME	1,567	366		132	(104)	1,961

Finance costs						(598)
Finance income						68
Income from associates	40	5		13	6	64
Income taxes						(247)

NET INCOME FROM CONTINUING OPERATIONS						1,248

NET INCOME FROM DISCONTINUED OPERATIONS			86			86

NET INCOME						1,334

OTHER INFORMATION
Depreciation and amortization	(507)	(187)		(65)	(25)	(784)
Other segment non cash income (expenses) of operating income	46	13		1	(8)	52
Capital expenditures	630	285		48	45	1,008
Capital employed	12,167	3,337	2,118	1,147	139	18,908
BALANCE SHEET
Segment assets	14,060	4,823	2,551	1,493	1,084	24,011
Unallocated assets (a)						489

TOTAL ASSETS						24,500

Segment liabilities	1,657	970	656	279	1,688	5,250
Unallocated liabilities and equity (b)						19,250

TOTAL EQUITY AND LIABILITIES						24,500

______________
(a)	Deferred tax assets and derivative instruments.
(b)	Deferred tax liability, financial debt including put options on minority interests and derivative instruments, equity.
(*)	Discontinued operations (see Note 3).

PAGE F-26  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

b)	Geographic area information

	2006			2005			2004

	REVENUE	CAPITAL EXPENDITURE	SEGMENT ASSETS	REVENUE	CAPITAL EXPENDITURE	SEGMENT ASSETS	REVENUE	CAPITAL EXPENDITURE	SEGMENT ASSETS

(MILLION EUROS)	(a)	(a)	(a)	(a)	(a)		(a)	(a)

WESTERN EUROPE	5,953	501	10,266	5,222	419	11,904	4,939	289	11,138
Of which:
France	2,524	255	3,047	2,224	185	3,065	2,081	139	2,688
Germany	224	14	509	207	13	723	204	18	976
Spain	672	33	1,000	513	36	1,069	458	20	1,001
United Kingdom	1,387	127	3,100	1,293	129	3,334	1,229	67	3,088
NORTH AMERICA	5,116	562	7,269	4,380	431	6,335	3,826	378	5,320
Of which:
United States	3,216	430	6,165	2,773	319	5,285	2,440	286	4,543
Canada	1,900	132	1,104	1,607	112	1,050	1,386	92	777
MEDITERRANEAN BASIN	807	74	1,240	655	70	1,324	523	39	1,082
CENTRAL AND EASTERN EUROPE	1,014	112	1,552	752	69	1,370	599	59	1,268
LATIN AMERICA	796	74	1,446	687	100	1,463	570	61	1,029
SUB-SAHARAN AFRICA	1,622	148	1,416	1,381	72	1,372	1,160	60	1,095
ASIA	1,601	168	3,561	1,413	152	3,660	1,359	122	3,079

TOTAL	16,909	1,639	26,750	14,490	1,313	27,428	12,976	1,008	24,011

______________

(a)      Only from continuing operations.

Note 5 -	Gains on Disposals, Net

Components of gains on disposals, net are as follows:

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Gains on disposals of consolidated subsidiaries, joint ventures and associates, net	(5)	25	63
Gains on sale of other long-term assets, net	33	15	25

GAINS ON DISPOSALS, NET	28	40	88

The tax effect on capital gains and losses is mentioned in the reconciliation of effective tax rate (Note 23(a)).

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-27

Back to Contents
Note 6 -	Other Operating Income (Expenses)

Components of other operating income (expenses) are as follows:

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Impairment losses on goodwill (*)	(15)	(58)	(5)
Impairment losses on intangible assets	—	—	(45)
Impairment losses on property, plant and equipment	(8)	(7)	(53)
Other impairment losses	—	—	(5)

IMPAIRMENT LOSSES	(23)	(65)	(108)

Restructuring costs (**)	(99)	(26)	(20)
Litigations	(27)	(21)	(22)
Other income	73	52	33
Other expenses	(46)	(45)	(49)

OTHER OPERATING INCOME (EXPENSES)	(122)	(105)	(166)

______________

(*)       Impairment losses on goodwill are detailed in Note 10 (c).

(**)     Restructuring costs are detailed in Note 25 (b)

In 2006, “Other income” includes a 17 million euros refund to Lafarge North America Inc. following the distribution to the U.S. and Mexican cement industries of unliquidated historical duties over U.S. imports of Mexican cement. The Mexican and U.S. governments came to an agreement on this subject in early 2006. In addition, an indemnity amounting to 43 million euros was received in France following a court decision in our favor.

In 2006, “Other expenses” include a 29 million euros Lafarge North America Inc. stock option expense following the buy out of the minority interest (see Note 21).

In 2005, “Other income” includes a 42 million euro gain as the result of the partial refund of a fine paid in 1999 to the Greek State by Heracles, under a European Union judgment related to state aid received in the mid 1980’s.

In 2004, “Impairment losses on intangible assets” include a write-down of real estate development rights of 45 million of euros (estimate based on a third-party valuation).

In 2004, “Impairment losses on property, plant & equipment” include a write-off of our Indonesian assets (Cement segment) of 38 million euros related to the Tsunami damages that occurred on December 26, 2004. In addition, “Other income” includes expected insurance proceeds to be received for 33 million euros related to the above mentioned damages.

The related tax effect is mentioned in the reconciliation of effective tax rate (Note 23(a)).

PAGE F-28  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents
Note 7 -	Finance (Costs) Income

Components of finance (costs) income are as follows:

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Interest expense (1)	(591)	(486)	(498)
Net loss on interest rate derivative instruments designated as cash flow hedges transferred from equity (2)	(9)	(12)	(11)
Exchange gains (losses), net	(14)	(5)	(41)
Other financial expenses, net	32	5	(48)
FINANCE COSTS	(582)	(498)	(598)
Interest income (3)	78	65	51
Dividends received from investments	19	18	17

FINANCE INCOME	97	83	68

NET FINANCE (COSTS) INCOME (*)	(485)	(415)	(530)

OF WHICH NET INTEREST INCOME (EXPENSE) (1)+(2)+(3)	(522)	(433)	(458)

	(2)	—	(8)
______________
(*) Including net (costs) income arising on foreign exchange, interest rate and commodities derivatives not designated as hedges for accounting purposes

Interest expense is reported net of capitalized interest costs for construction projects of 13 million euros, 10 million euros and 2 million euros for the years ended December 31, 2006, 2005 and 2004, respectively. The interest rate used to determine the amount of capitalized interest costs is the actual interest rate when there is a specific borrowing or the weighted average rate of borrowings of the subsidiary outstanding at the end of the period.

“Other financial expenses, net” include in 2006 a capital gain of 44 million euros on the sale of the residual interest in Materis.

Note 8 -	Income from Associates

The income from associates determined in accordance with equity method consolidation principles is shown in the Group’s consolidated statement of income on a specific line “Income from associates”.

The following details the Group’s share of the operations of associates from continuing operations:

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Operating income before capital gains, impairment, restructuring and other	57	48	100
Gains on disposals, net	—	1	—
Other operating income (expenses), net	—	—	(1)
Finance (costs) income	(7)	(3)	(6)
Income tax	(20)	(15)	(29)

INCOME FROM ASSOCIATES	30	31	64

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-29

Back to Contents
Note 9 -	Earnings per Share

The computation and reconciliation of basic and diluted earnings per share from continuing operations for the years ended December 31, 2006, 2005 and 2004 are as follows:

	YEARS ENDED DECEMBER 31,

	2006	2005	2004

NUMERATOR (IN MILLION EUROS)
NET INCOME FROM CONTINUING OPERATIONS - GROUP SHARE	1,375	998	959

Interest expense on convertible debt (“OCEANE”)	—	46	48

ADJUSTED NET INCOME FROM CONTINUING OPERATIONS - GROUP SHARE	1,375	1,044	1,007

DENOMINATOR (IN THOUSANDS OF SHARES)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	174,543	171,491	167,204

Effect of dilutive securities — stock options	2,308	590	575
Effect of dilutive securities — convertible debt (“OCEANE”)	—	8,135	10,769

TOTAL POTENTIAL DILUTIVE SHARES	2,308	8,725	11,344

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING — FULLY DILUTED	176,851	180,216	178,548
BASIC EARNINGS PER SHARE (EUROS) FROM CONTINUING OPERATIONS	7.88	5.82	5.74

DILUTED EARNINGS PER SHARE (EUROS) FROM CONTINUING OPERATIONS	7.77	5.79	5.64

For purposes of computing diluted earnings per share 3,267, and 4,727 thousand stock options were excluded from the calculation, for 2005 and 2004, respectively, as the effect of including such options would have been anti-dilutive. In 2006 no stock options were excluded from the calculation.

PAGE F-30  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Note 10 -	Goodwill
(a)	Changes in goodwill

The following table displays the changes in the carrying amount of goodwill by business segment.

(MILLION EUROS)	CEMENT	AGGREGATES & CONCRETE	ROOFING*	GYPSUM	OTHER	TOTAL

CARRYING AMOUNT AT JANUARY 1, 2004	4,496	700	691	179	13	6,079

Additions	38	65	8	16	—	127
Disposals	—	—	—	—	—	—
Purchase accounting adjustments (i)	(16)	(6)	(2)	2	(1)	(23)
Impairment losses	(5)	—	(11)	—	—	(16)
Change in goodwill related to put options on shares of subsidiaries	—	—	—	—	21	21
Translation adjustments	(167)	(24)	(4)	2	3	(190)

CARRYING AMOUNT AT DECEMBER 31, 2004	4,346	735	682	199	36	5,998

Cost at January 1, 2005	4,350	735	693	199	36	6,013
Accumulated impairment	(4)	—	(11)	—	—	(15)

CARRYING AMOUNT AT JANUARY 1, 2005	4,346	735	682	199	36	5,998

Additions	115	34	1	2	—	152
Disposals	—	(3)	—	(3)	—	(6)
Purchase accounting adjustments (i)	(2)	(2)	12	—	—	8
Impairment losses	(51)	—	(7)	(7)	—	(65)
Change in goodwill related to put options on shares of subsidiaries	—	—	—	—	90	90
Translation adjustments	370	69	17	14	(1)	469

CARRYING AMOUNT AT DECEMBER 31, 2005	4,778	833	705	205	125	6,646

Cost at January 1, 2006	4,837	833	723	212	125	6,730
Accumulated impairment	(59)	—	(18)	(7)	—	(84)

CARRYING AMOUNT AT JANUARY 1, 2006	4,778	833	705	205	125	6,646

Additions	1,079	640	—	85	(2)	1,802
Disposals	—	—	—	(3)	—	(3)
Purchase accounting adjustments (i)	8	4	—	—	—	12
Impairment losses	—	—	—	(15)	—	(15)
Change in goodwill related to put options on shares of subsidiaries	176	—	—	—	(123)	53
Translation adjustments	(220)	(76)	—	(10)	—	(306)
Reclassification as assets as held for sale	—	—	(705)	—	—	(705)

CARRYING AMOUNT AT DECEMBER 31, 2006	5,821	1,401	—	262	—	7,484

Cost at December 31, 2006	5,879	1,401	—	284	—	7,564
Accumulated impairment	(58)	—	—	(22)	—	(80)

CARRYING AMOUNT AT DECEMBER 31, 2006	5,821	1,401	—	262	—	7,484

(I)

Goodwill is recorded as of the date of acquisition based upon a preliminary purchase price allocation. The Group typically makes adjustments to the preliminary purchase price allocation during the allocation period (not exceeding one year) as the Group finalizes the fair value of certain assets and liabilities such as property, plant and equipment, intangible assets, pension and other post- retirement benefit obligations, contingent liabilities, and deferred and current tax balances.

*	Discontinued operations (see Note 3).

Impairment losses on goodwill from continuing operations are as follows:

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Impairment losses	15	58	5

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-31

Back to Contents
(b)	Acquisitions

Acquisition of Cement Operations in Yunnan (China)

In 2006, Lafarge (through Lafarge Shui On Cement) further developed its cement operations in China by acquiring 80% of the shares of Yunnan Shui On Construction Materials Investment Holdings Ltd. (“Yunnan JV”). Yunnan JV is the owner of 5 subsidiaries specialized in Cement operations: Yunnan State Property Cement Honghe Co., Ltd., Yunnan State Property Cement Dongjun Co., Ltd., Yunnan Kaixin Building Materials Industries Co. Ltd., Yunnan State Property Cement Chuxiong Co., Ltd. and Yunnan State Property Cement Kunming Co. Ltd. The price paid by Lafarge (through Lafarge Shui On) for the Yunnan JV and its subsidiaries is 17 million euros. This investment generated the consolidation of a complementary gross debt of 76 million euros.

The preliminary goodwill arising from the transaction was 12 million euros.

Acquisition of Aggregate activities in Poland

In May and June 2006, Lafarge Poland acquired a 100% interest in the shares of 3 companies specialized in quarry site operations, for a total amount of 30 million euros.

The preliminary goodwill arising from the transaction was 16 million euros.

Acquisition of Aggregate activities in North America

•

In October 2006, Lafarge North America Inc. acquired Western Sand & Gravel Inc., located in Chicago, for a total amount of 53 million euros. The preliminary goodwill arising from the transaction was 8 million euros.

•

In September 2006, Lafarge North America Inc. acquired Sun State Rock & Materials Corporation Inc., located in Arizona for a total amount of 26 million euros. The preliminary goodwill arising from the transaction was 2 million euros.

•

In January 2006, Lafarge North America Inc. acquired the aggregates activities of Rein Schultz & Dahl of Illinois Inc., located in Chicago, for a total amount of 58 million euros. The preliminary goodwill arising from the transaction was 39 million euros.

Buy-out of minority interest of Lafarge North America Inc.

On February 6, 2006, the Group announced its intention to launch a cash tender offer for the outstanding 46.8% minority stake in Lafarge North America Inc. The offer was concluded on May 16, 2006. As a consequence of this transaction, the Group owns 100% of the common shares of Lafarge North America Inc.

The additional costs directly attributable to the buy-out of the minority stake in Lafarge North America Inc. have been aggregated in the acquisition cost. These costs mainly relate to fees paid for legal, accounting, and banking engagements. The total net acquisition cost amounted to 2.8 billion euros.

The resulting goodwill arising from the transaction was 1.6 billion euros.

Prior to this transaction, Lafarge North America Inc. was fully consolidated, the method of consolidation remains unchanged as of December 31, 2006.

Acquisition of Betecna

In December 2005, Lafarge Asland acquired an additional 50% interest in Betecna, a Portuguese aggregates and concrete producer for a total amount of 41 million euros (before net cash acquired of 9 million euros). Betecna was accounted for using the proportionate method in 2004 and is fully consolidated at year end 2005. This change in consolidation method has no material impact on the consolidated financial statements.

The resulting goodwill arising from the transaction was 14 million euros.

Acquisition of Ritchie Corporation

In November 2005, Lafarge North America Inc. completed the acquisition of the aggregate and concrete assets of Ritchie Corporation in Wichita, Kansas, for a total amount of 43 million euros.

The resulting goodwill arising from the transaction was 16 million euros.

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

PAGE F-32  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

The Shui On agreed equity value incorporated in the joint venture Lafarge Shui On Cement amounts to 137 million euros, i.e. 75 million euros at Group level. The acquisition was recorded under the purchase method of accounting and, therefore, the purchase price has been allocated to assets acquired and liabilities based on fair values. The fair value of assets acquired and liabilities relating to the Shui On operations is summarized below :

(MILLION EUROS)

PURCHASE PRICE	75

Fair value of net asset acquired	(72)

GOODWILL	3

Acquisition of Cementos Esfera

In June 2005, Lafarge Asland completed the acquisition of a 75% interest in the shares of Cementos Esfera, a grinding station located in Spain for a total amount of 32 million euros (before net cash acquired of 2 million euros).

The resulting goodwill arising from the transaction was 24 million euros.

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

Acquisition of The Concrete Company

In April 2004, Lafarge Building Materials Inc, a wholly owned subsidiary of Blue Circle North America, completed the acquisition of the ready-mixed concrete and cement assets of The Concrete Company located in the south-eastern United States for a total amount of 87 million euros.

The resulting goodwill arising from the transaction was 35 million euros.

Acquisition of Lafarge Halla Cement minorities

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

No goodwill resulted from this transaction.

Other acquisitions

In addition to the acquisitions described separately in this note, several other relatively minor acquisitions in all of the Group’s segments were consummated in 2006, 2005 and 2004. The aggregate cost of these acquisitions was 93 million euros, 183 million euros and 101 million euros in 2006, 2005 and 2004, respectively.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-33

Back to Contents
(c)	Impairment test for goodwill

The Group’s methodology to test its goodwill for impairment is described in Note 2(l).

Group Goodwill is allocated to multiple cash generating units (“CGUs”) as defined in Note 2(l) (generally corresponding to the activity of a segment in a country).

The discount rates are post-tax discount rates that are applied to post-tax cash flows. The use of these rates results in recoverable values that are identical to the ones that would be obtained by using pre-tax rates and pre-tax cash flows, as required by IAS 36 – Impairment of assets.

The discount rates and perpetual growth rates in hard currency used for the valuation of the main CGU is as follows:

	AT DECEMBER 31,

	2006			2005			2004

CASH GENERATING UNITS	CARRYING VALUE OF GOODWILL	DISCOUNT RATE	PERPETUAL GROWTH RATE	CARRYING VALUE OF GOODWILL	DISCOUNT RATE	PERPETUAL GROWTH RATE	CARRYING OF GOODWILL	DISCOUNT RATE	PERPETUAL GROWTH RATE

	(MILLION EUROS)			(MILLION EUROS)			(MILLION EUROS)
Cement United Kingdom	1,055	7.8%	2.0%	1,032	6.8%	2.0%	998	7.8%	2.0%

Goodwill for Cement North America (1,583 million euros) and Aggregates & Concrete North America (1,002 million euros) was tested for impairment at the end of 2006 using the market approach.

The goodwill of other CGUs represents individually less than 10% of total goodwill.

A summary of the range of main assumptions used for the valuation of CGUs are as follows:

	2006	2005	2004

Multiples of operating income before capital gains, impairment, restructuring and other, and before depreciation and amortization (fair approach)	7.8 - 9.4	6.2 - 7.9	6.6 - 7.1
Discount rate (value in use approach)	7.4%-9.5%	6.7% - 9.9%	7.2%-10.2%
Perpetual growth rate (value in use approach)	2.0%	1.5% - 2.0%	1.5% - 2.0%

As part of the annual impairment test, the discount rates and perpetual growth rates used for the valuation of the main CGUs presenting an impairment risk were as follows:

	AT DECEMBER 31,

	2006		2005		2004

CASH GENERATING UNITS	DISCOUNT RATE	PERPETUAL GROWTH RATE	DISCOUNT	PERPETUAL GROWTH RATE	DISCOUNT	PERPETUAL GROWTH RATE

Cement United Kingdom	7.8%	2.0%	6.8%	2.0%	7.8%	2.0%
Cement Philippines	9.5%	2.0%	9.9%	2.0%	10.2%	2.0%
Cement Greece	7.5%	2.0%	6.8%	2.0%	7.3%	2.0%
Cement Malaysia	8.5%	2.0%	7.8%	2.0%	8.1%	2.0%

PAGE F-34  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

At December 31, 2006, the sensitivity of the recoverable amount to an independent change of one point in either the discount rate or the perpetual growth rate was as follows:

CASH GENERATING UNITS	EXCESS OF ESTIMATED RECOVERABLE AMOUNT OVER CARRYING	IMPACT OF ONE POINT INCREASE/DECREASE IN THE

		DISCOUNT RATE		PERPETUAL GROWTH RATE

(MILLION EUROS)		+1 PT	-1 PT	+1 PT	-1 PT

Cement United Kingdom	15	(243)	340	53	(40)
Cement Philippines	238	(97)	128	37	(28)
Cement Greece	204	(150)	216	49	(35)
Cement Malaysia	113	(82)	113	21	(14)

The total of goodwill related to the above mentioned CGUs is 2,100 million euros.

The Group considered potential specific risks on activity and the sensitivities disclosed above. On the basis of this analysis, the Group did not record an impairment loss for the CGUs mentioned above.

In 2006, the Group recorded an impairment loss on the Gypsum Poland CGU (15 million euros). This impairment loss was determined based on the value in use of this CGU.

In 2005, the Group recorded impairment losses on the Cement Philippines (50 million euros) and the Gypsum Germany (7 million euros) CGUs. These impairment losses were determined based on the value in use of these CGUs.

In 2004, the Group recorded an impairment loss on the Cement Indonesia CGU (4 million euros). This impairment loss was determined based on the value in use of this CGU.

Note 11 - Intangible assets

(MILLION EUROS)	2006	2005	2004

CARRYING AMOUNT AT JANUARY 1,	355	308	300

Additions	97	81	41
Disposals	(4)	(2)	(4)
Amortization	(66)	(64)	(46)
Impairment losses	—	—	(47)
Acquisitions through business combinations	33	10	—
Other changes	49	(10)	71
Translation adjustments	(25)	32	(7)
Reclassification as assets held for sale	(13)	—	—

CARRYING AMOUNT AT DECEMBER 31,	426	355	308

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-35

Back to Contents

Amortization and impairment losses on intangible assets from continuing operations are as follows:

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Amortization	66	53	36
Impairment losses	—	—	45

TOTAL	66	53	81

For the years presented, no reversal of impairment charges has been recorded.

The following table presents details of intangible assets which are subject to amortization:

	AT DECEMBER 31,

	2006*			2005			2004

(MILLION EUROS)	COST	ACCUMULATED AMORTIZATION AND IMPAIRMENT	CARRYING VALUE	COST	ACCUMULATED AMORTIZATION AND IMPAIRMENT	CARRYING VALUE	COST	ACCUMULATED AMORTIZATION AND IMPAIRMENT	CARRYING VALUE

Software	376	201	175	356	204	152	265	158	107
Real estate development rights	109	64	45	107	60	47	103	56	47
Mineral rights	115	32	83	103	34	69	117	31	86
Other intangible assets	183	60	123	150	63	87	148	80	68

TOTAL INTANGIBLE ASSETS	783	357	426	716	361	355	633	325	308

______________
*	Only from continuing operations.

For the years presented, “Other intangible assets” include only assets with finite useful lives.

PAGE F-36  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Note 12 - Property, Plant and Equipment

(a)      Changes in property, plant and equipment

(MILLION EUROS)	MINERAL RESERVES AND LAND	BUILDINGS	MACHINERY, EQUIPMENT, FIXTURES AND FITTINGS	CONSTRUCTION IN PROGRESS	TOTAL BEFORE INVESTMENT SUBSIDIES	INVESTMENT SUBSIDIES	TOTAL

Cost at January 1, 2004	1,886	2,961	13,271	641	18,759
Accumulated depreciation	(289)	(1,511)	(6,521)	(14)	(8,335)

CARRYING AMOUNT AT JANUARY 1, 2004	1,597	1,450	6,750	627	10,424	(118)	10,306

Additions	54	42	208	788	1,092	—	1,092
Disposals	(20)	(17)	(56)	(7)	(100)	—	(100)
Main acquisitions through business combinations	60	32	315	2	409	—	409
Other changes in scope	2	33	20	2	57	—	57
Depreciation	(52)	(129)	(675)	—	(856)	4	(852)
Impairment losses	—	—	(59)	(5)	(64)	—	(64)
Other changes	39	46	634	(755)	(36)	2	(34)
Translation adjustments	(36)	(17)	(152)	(18)	(223)	(4)	(227)

CARRYING AMOUNT AT DECEMBER 31, 2004	1,644	1,440	6,985	634	10,703	(116)	10,587

Cost at December 31, 2004	1,970	3,025	13,877	644	19,516
Accumulated depreciation	(326)	(1,585)	(6,892)	(10)	(8,813)

CARRYING AMOUNT AT JANUARY 1, 2005	1,644	1,440	6,985	634	10,703	(116)	10,587

Additions	72	36	384	881	1,373	—	1,373
Disposals	(12)	(9)	(51)	(3)	(75)	—	(75)
Main acquisitions through business combinations	5	15	156	18	194	—	194
Other changes in scope	31	44	(89)	30	16	—	16
Depreciation	(70)	(140)	(703)	—	(913)	4	(909)
Impairment losses	(5)	—	(15)	—	(20)	—	(20)
Other changes	35	288	323	(661)	(15)	2	(13)
Translation adjustments	142	125	687	70	1,024	(6)	1,018

CARRYING AMOUNT AT DECEMBER 31, 2005	1,842	1,799	7,677	969	12,287	(116)	12,171

Cost at December 31, 2005	2,258	3,494	15,419	976	22,147
Accumulated depreciation	(416)	(1,695)	(7,742)	(7)	(9,860)

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-37

Back to Contents

(MILLION EUROS)	MINERAL RESERVES AND LAND	BUILDINGS	MACHINERY, EQUIPMENT, FIXTURES AND FITTINGS	CONSTRUCTION IN PROGRESS	TOTAL BEFORE INVESTMENT SUBSIDIES	INVESTMENT SUBSIDIES	TOTAL

CARRYING AMOUNT AT JANUARY 1, 2006	1,842	1,799	7,677	969	12,287	(116)	12,171

Additions	75	62	256	1,149	1,542	—	1,542
Disposals	(28)	(16)	(37)	(4)	(85)	—	(85)
Main acquisitions through business combinations	26	11	53	73	163	—	163
Other changes in scope	(5)	(3)	(8)	(11)	(27)	—	(27)
Depreciation	(68)	(118)	(687)	—	(873)	7	(866)
Impairment losses	(2)	(1)	(5)	—	(8)	—	(8)
Other changes	32	223	723	(993)	(15)	—	(15)
Translation adjustments	(82)	(54)	(374)	(71)	(581)	(7)	(588)
Reclassification as assets held for sale	(153)	(245)	(640)	(71)	(1,109)	5	(1,104)

CARRYING AMOUNT AT DECEMBER 31, 2006	1,637	1,658	6,958	1,041	11,294	(111)	11,183

Cost at December 31, 2006	2,069	3,107	13,826	1,081	20,083
Accumulated depreciation	(432)	(1,449)	(6,868)	(40)	(8,789)
(b)	Depreciation and impairment of property, plant and equipment

Depreciation on property plant and equipment and impairment losses from continuing operations are as follows:

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Depreciation	866	796	753
Impairment losses	8	7	53

TOTAL	874	803	806

For the years presented, no reversal of impairment charges has been recorded.

(c)	Finance leases

The cost of property, plant and equipment includes 105 million euros, 67 million euros and 59 million euros of assets under finance leases at December 31, 2006 2005 and 2004, respectively. The remaining obligations on such assets total 63 million euros, 35 million euros and 34 million euros at December 31, 2006, 2005 and 2004, respectively.

PAGE F-38  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents
Note 13 -	Investments in Associates
(a)	Changes in investment in associates

(MILLION EUROS)	2006	2005	2004

AT JANUARY 1	376	372	599

Income from associates	30	38	74
Dividends received from associates	(20)	(28)	(20)
New investments or share capital increases	10	10	4
Disposals and reduction in ownership percentage	—	(3)	(286)
Change of consolidation method	11	(13)	6
Reclassification to assets held for sale	(143)	—	—
Other changes	(11)	—	(5)

AT DECEMBER 31	253	376	372

The income from associates for continuing operations amounted to 31 million euros in 2005 and 64 million euros in 2004.

(b)	Summarized combined balance sheet and income statement information of associates

Combined balance sheet information at 100%

	AT DECEMBER 31,

(MILLION EUROS)	2006 *	2005	2004

Non-current assets	752	969	896
Current assets	503	642	553

TOTAL ASSETS	1,255	1,611	1,449

Total equity	537	772	691
Non-current liabilities	268	216	211
Current liabilities	450	623	547

TOTAL EQUITY AND LIABILITIES	1,255	1,611	1,449

______________
*	Only from continuing operations.

Combined income statement information at 100% (from continuing operations)

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Revenue	881	721	1,577
Operating income before capital gains, impairment, restructuring and other	173	118	269
Operating income	175	121	267
Net income	58	78	172

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-39

Back to Contents
Note 14 -	Joint Ventures

The Group has several interests in joint ventures (see Note 37) that are consolidated using the proportionate method as described in Note 2(b).

The following amounts are included in the Group’s financial statements as a result of the proportionate consolidation of joint-ventures:

	AT DECEMBER 31,
BALANCE SHEETS
(MILLION EUROS)	2006 *	2005	2004

Non-current assets	1,267	1,416	971
Current assets	523	516	476
Non-current liabilities	265	291	235
Current liabilities	414	368	247
______________
*	Only from continuing operations.

	YEARS ENDED DECEMBER 31,
STATEMENTS OF INCOME (FROM CONTINUING OPERATIONS)
(MILLION EUROS)	2006	2005	2004

Revenue	856	716	735
Operating income before capital gains, impairment, restructuring and other	163	143	131
Operating income	166	142	89
Net income	121	124	62
Note 15 -	Other Financial Assets

Components of other financial assets are as follows:

	AT DECEMBER 31,

(MILLION EUROS)	2006 *	2005	2004

Loans and long-term receivables	154	153	112
Available for sale investments	628	444	547
Prepaid pension assets	31	15	3
Restricted cash	17	14	34

TOTAL	830	626	696

______________
*	Only from continuing operations.

The following table provides the summary of information related to the main quoted Group’s available-for-sale security, the shares of Cimpor:

	AT DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

COST	392	392	392

Cumulative impairment losses	(4)	(4)	(4)
Gross unrealized gains	146	7	—
Gross unrealized losses	—	—	(35)

MARKET VALUE	534	395	353

PAGE F-40  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

The change in the net unrealized gains or losses on available for sale securities that have been included in other reserves for 2006, 2005 and 2004 is an increase of 139 million euros, 42 million euros and an increase of 9 million euros, respectively.

In 2000, the Group acquired 9.99% of the common shares of the Portuguese cement producer Cimpor for 319 million euros, which represented an average 4.75 euros per share. The market value of the shares then declined and, at December 31, 2002, was 214 million euros. In December 2003, the Group purchased an additional 2.65% of the common shares of Cimpor common stock at 4.06 euros per share, increasing their ownership position to 12.64%. The market value of all shares at December 31, 2006 was 534 million euros, 142 million euros above the carrying value of the investment of 392 million euros, as disclosed in the table above.

In April 2006, we sold our 7.27% stake in Materis Holding Luxembourg SA. for net proceeds of 44 million euros. We no longer have any equity interest in Materis Luxembourg SA or in any entity of the Materis group.

Note 16 -	Inventories

Components of inventories are as follows:

	AT DECEMBER 31,

(MILLION EUROS)	2006 *	2005	2004

Raw materials	365	382	310
Work-in-progress	16	16	11
Finished and semi-finished goods	710	893	742
Maintenance and operating supplies	643	708	586

INVENTORIES CARRYING VALUE	1,734	1,999	1,649

Valuation allowance	(115)	(142)	(140)

INVENTORIES	1,619	1,857	1,509

______________
*	Only from continuing operations.

The valuation allowance primarily relates to maintenance and operating supplies for 93 million euros, 88 million euros and 84 million euros at December 31, 2006, 2005 and 2004, respectively.

Note 17 -	Trade receivables

Components of trade receivables are as follows:

	AT DECEMBER 31,

(MILLION EUROS)	2006 *	2005	2004

Trade receivables	2,868	2,940	2,454
Valuation allowance	(194)	(203)	(190)

TRADE RECEIVABLES, NET	2,674	2,737	2,264

______________
*	Only from continuing operations.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-41

Back to Contents

The change in the valuation allowance for doubtful receivables is as follows:

(MILLION EUROS)	2006	2005	2004

AT JANUARY 1	(203)	(190)	(196)

Current year addition (a)	(51)	(52)	(58)
Current year release	31	42	43
Cancellation (a)	7	16	17
Other changes	1	(3)	2
Translation adjustments	8	(16)	2
Reclassification as assets held for sale	13	—	—

AT DECEMBER 31	(194)	(203)	(190)

(a) Of which current year additions net of cancellations from continuing operations		33	38

Securitization programs

In January 2000, the Group entered into a multi-year securitization agreement in France with respect to trade receivables. This program was renewed in 2005 for a 5-year period.

Under the program, the subsidiaries agree to sell on a revolving basis, some of their accounts receivables. Under the terms of the arrangement, the subsidiaries involved in these programs do not maintain control over the assets sold and there is neither entitlement nor obligation to repurchase the sold receivables. In these agreements, the purchaser of the receivables, in order to secure his risk, only finance a part of the acquired receivables as it is usually the case for similar commercial transactions. As risks and benefits cannot be considered as being all transferred, these programs do not qualify for derecognition of receivables, and are therefore accounted for as secured financing.

Trade receivables therefore include sold receivables totaling 265 million euros, 265 million euros and 210 million euros at December 31, 2006, 2005 and 2004, respectively.

The current portion of debt includes 230 million euros, 230 million euros and 183 million euros at December 31, 2006, 2005 and 2004, respectively, related to these programs.

The agreements are guaranteed by subordinated deposits totaling 35 million euros, 35 million euros and 27 million euros at December 31, 2006, 2005 and 2004, respectively.

The Group owns no equity share in the special purpose entities.

Note 18 -	Other Receivables

Components of other receivables are as follows:

	AT DECEMBER 31,

(MILLION EUROS)	2006 *	2005	2004

Taxes	303	281	169
Prepaid expenses	126	120	106
Interest receivables	29	36	18
Other current receivables	668	488	434

OTHER RECEIVABLES	1,126	925	727

______________
*	Only from continuing operations.

“Other current receivables” mainly include insurance indemnities receivable, short-term deposits, litigation indemnities receivable and advances to fixed assets suppliers.

PAGE F-42  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents
Note 19 -	Cash and Cash Equivalents

Cash and cash equivalents, amounting to 1,155 million euros, at December 31, 2006, include short-term investments of 165 million euros, evaluated at their fair value.

Note 20 -	Shareholders’ Equity – parent company
(a)	Common stock

At December 31, 2006, Lafarge common stock consisted of 176,625,142 shares with a nominal value of 4 euros per share.

At December 31, 2006, the total number of theoretical voting rights attributable to the shares is 189,568,889, after inclusion of the double voting rights attached to registered shares held for at least two years.

(b)	Stock issue

On July 15, 2005, the Group issued 576,125 shares pursuant to its employee stock purchase plan. Proceeds from the issuance totaled approximately 31 million euros. The Group recorded in 2005 a non cash compensation expense (as described in Note 21(a)) and a corresponding increase in additional paid-in-capital of 2 million euros as a result of the issuance.

(c)	Dividends

The following table indicates the dividend amount per share the Group paid for the years 2005 and 2004 as well as the dividend amount per share for 2006 proposed by our Board of Directors for approval at the annual general meeting of shareholders to be held on May 3, 2007. Dividends on fully paid-up shares that have been held by the same shareholders in registered form for at least two years are increased by 10% over dividends paid on other shares. The number of shares eligible for this increased dividend for a shareholder is limited to 0.5% of all outstanding shares at the end of the fiscal year for which dividend is paid.

(IN EUROS, EXCEPT TOTAL DIVIDEND PAYMENT)	2006 *	2005	2004

Total dividend payment (million euros)	530	447	408
Base dividend per share	3.00	2.55	2.40
Increased dividend per share	3.30	2.80	2.64
______________
*	Proposed dividend. As this dividend is subject to approval by shareholders at the annual general meeting, it has not been included as a liability in these financial statements.
(d)	Other reserves

The detailed roll forward of other reserves is as follows:

	2006					2005				2004

(MILLION EUROS)	CASH FLOW HEDGE, NET OF TAX	AVAILABLE FOR SALE SECURITIES, NET OF TAX	EQUITY COMPONENT OF COMPOUND INSTRUMENTS, NET OF TAX		TOTAL	CASH FLOW HEDGE, NET OF TAX	AVAILABLE FOR SALE SECURITIES, NET OF TAX	EQUITY COMPONENT OF COMPOUND INSTRUMENTS, NET OF TAX	TOTAL	CASH FLOW HEDGE, NET OF TAX	AVAILABLE FOR SALE SECURITIES, NET OF TAX	EQUITY COMPONENT OF COMPOUND INSTRUMENTS, NET OF TAX	TOTAL

AT JANUARY 1	(7)	4	73		70	(17)	(24)	73	32	(58)	(29)	73	(14)

Transfer to profit and loss	9	—	—		9	12	—	—	12	11	—	—	11
Change in fair value taken to equity	(47)	145	(73	) *	25	4	42	—	46	50	9	—	59
Net change in deferred tax	14	2	—		16	(6)	(14)	—	(20)	(20)	(4)	—	(24)

AT DECEMBER 31	(31)	151	—		120	(7)	4	73	70	(17)	(24)	73	32

______________
(*)	Reclassification of equity component of OCEANE to retained earnings.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-43

Back to Contents
Note 21 -	Share based payments
(a)	Compensation expense for share based payments

The Group recorded a compensation expense for share based payments that is analyzed as follows:

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Employee stock options	59	23	14
Employee share purchase plans	—	14	1

COMPENSATION EXPENSE FOR SHARE BASED PAYMENTS	59	37	15

In 2004, compensation expense includes 25% (due to the four years vesting period) of the fair value of options granted in 2002 and 2003. In 2005, it includes 25% of the fair value of options granted in 2002, 2003 and 2004 (due to progressive application of IFRS 2 as described in Note 2(v)). The 2006 compensation expense reflects the fair value amortization for all outstanding and non vested plans, for an amount of 30 million euros.

At the time of the buy-out of minority interests in Lafarge North America Inc., the outstanding options on May 12, 2006 (vested and not vested) have been bought for their intrinsic value (measured as the difference between the exercise price and the offering price by the Group). The remaining fair value not yet amortized, has been recognized in the profit and loss for an amount of 29 million euros.

The expense related to share based payments is included in the profit and loss as follows:

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Cost of sales	7	7	3
Selling and administrative expenses	23	30	12
Other operating income and expense	29	—	—

COMPENSATION EXPENSE FOR SHARE BASED PAYMENTS	59	37	15

Total compensation cost related to non vested stock options plans not yet recognized is 49 million euros which will be recognized on a straight-line basis over the vesting period from 2007 to 2010.

(b)	Employee stock options

Description of the main plans

Lafarge S.A. grants stock option plans and employee stock purchase plans. Stock option plans offer options to purchase or subscribe shares of the Group’s common stock to executives, senior management, and other employees who have contributed significantly to the performance of the Group. The option exercise price approximates market value on the grant date. The options expire ten years from the grant date. The vesting period of the options ranges from immediate to five years.

In addition, as already mentioned in (a), the stock-based compensation plans of Lafarge North America Inc. have been bought after the buy out of minority interests on May, 12, 2006.

PAGE F-44  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Information relating to options granted

Lafarge S.A. stock option plans

Information relating to the Lafarge S.A. stock options granted is summarized as follows:

	2006		2005		2004

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE

		(IN EURO)		(IN EURO)		(IN EURO)
OUTSTANDING AT JANUARY 1	7,917,523	76.83	7,309,902	74.87	6,866,077	74.29

Options granted	817,075	97.67	1,278,155	72.63	690,792	70.81
Options exercised	(1,076,977)	69.40	(543,602)	44.41	(239,658)	47.56
Options cancelled	(156,327)	80.03	(126,932)	60.55	(7,309)	48.62

OUTSTANDING AT DECEMBER 31	7,501,294	80.10	7,917,523	76.83	7,309,902	74.87

OPTIONS EXERCISABLE AT DECEMBER 31	3,516,479	85.46	3,700,765	80.20	2,596,802	64.05

WEIGHTED AVERAGE SHARE PRICE FOR OPTIONS EXERCISED DURING THE YEAR		101.69		73.51		71.09

WEIGHTED AVERAGE SHARE PRICE AT OPTION GRANT DATE		92.80		75.60		69.80

WEIGHTED AVERAGE FAIR VALUE OF OPTIONS GRANTED DURING THE YEAR		22.86		20.85		19.23

Information relating to the Lafarge S.A. stock options outstanding at December 31, 2006 is summarized as follows:

EXERCISE PRICE	NUMBER OF OPTIONS OUTSTANDING	WEIGHTED AVERAGE REMAINING LIFE	NUMBER OF OPTIONS EXERCISABLE

(IN EURO)		(IN MONTHS)
50.19	149,233	11	149,233
50.19	108,883	11	108,883
74.72	40,806	16	40,806
74.18	69,472	21	69,472
82.70	794,064	35	794,064
79.74	352,599	47	352,599
102.12	12,754	53	12,754
96.16	1,107,919	59	1,107,919
101.79	443,879	65	443,879
74.48	436,870	71	436,870
65.95	1,231,405	84	—
70.79	674,900	96	—
72.63	1,264,885	108	—
97.67	813,625	113	—
	7,501,294		3,516,479

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-45

Back to Contents

Lafarge North America Inc. and its subsidiaries stock option plans

Lafarge North America Inc.’s stock option and employee stock option purchase plans are denominated in U.S. dollars.

	2006		2005		2004

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE

		($)		($)		($)
OUTSTANDING AT JANUARY 1	4,102,732	41.26	4,881,266	35.23	5,137,304	32.23

Options granted	1,105,000	64.00	1,166,500	54.50	1,264,500	41.88
Options exercised	(1,183,454)	37.32	(1,665,496)	33.66	(1,426,913)	30.28
Cash settlement	(4,013,216)	48.67	—	—	—	—
Options cancelled	(11,062)	41.73	(279,538)	36.68	(93,625)	36.12

OUTSTANDING AT DECEMBER 31	—	—	4,102,732	41.26	4,881,266	35.23

OPTIONS EXERCISABLE AT DECEMBER 31	—	—	1,291,796	34.07	2,005,585	32.60

Weighted average share price for options exercised during the year		61.80		60.03		44.82

Weighted average share price at option grant date		64.00		54.50		41.88

Weighted average fair value of options granted during the year		14.69		14.67		12.07

Fair value of options granted

As described in Note 2(v), share option fair value is calculated at the grant date using the Black & Scholes option-pricing model. Further changes in the fair value of instruments granted are not considered.

The Group estimated the fair value of the options granted in 2006, 2005 and 2004 based on the following assumptions:

	LAFARGE S.A. OPTIONS			LAFARGE NORTH AMERICA INC. OPTIONS

	YEARS ENDED DECEMBER 31,			YEARS ENDED DECEMBER 31,

	2006	2005	2004	2006	2005	2004

Expected dividend yield	3.1%	2.7%	2.7%	1.5%	1.6%	1.9%
Expected volatility of stock	28.3%	28.6%	30.0%	24.4%	30.0%	32.0%
Risk-free interest rate	3.8%	3.3%	3.5%	4.4%	4.2%	4.1%
Expected life of the options (in years)	8.0	8.0	8.0	4.2	4.5	5.1

The expected dividend yield assumption is based on market expectations.

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

PAGE F-46  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Note 22 - Minority Interests

At December 31, 2006, the Group’s significant minority interests are Heracles General Cement Company S.A., Associated Pan Malaysia Cement Sdn Bhd, Lafarge Halla Cement Corporation, Ashakacem PLC, West African Portland Cement Company PLC and Jordan Cement Factories Company PSC.

The buy-out of Lafarge North America Inc. remaining minority interests resulted in a reduction in minority interests in the balance sheet of 1.1 billion euros compared to 2005.

Note 23 - Income Taxes

(a)	Income Tax

The Group computes current and deferred tax as described in Note 2(u).

The income tax expense from continuing operations for the year is detailed as follows:

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

CURRENT INCOME TAX	467	599	412

French companies	25	32	35
Foreign companies	442	567	377

DEFERRED INCOME TAX	163	(129)	(165)

French companies	104	(168)	(108)
Foreign companies	59	39	(57)

INCOME TAX	630	470	247

The components of the income tax expense are as follows:

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

CURRENT INCOME TAX	467	599	412

Corporate income tax for the period	485	547	362
Adjustment recognized in the period for current tax of prior periods	(33)	17	(18)
Withholding tax on dividends	17	25	18
Other	(2)	10	50

DEFERRED INCOME TAX	163	(129)	(165)

Deferred taxes on origination or reversal of temporary differences	220	(133)	(60)
Effect of changes in tax rates	(6)	—	(40)
Prior period unrecognized assets used in the period	—	(1)	5
Reassessment of deferred tax assets	(51)	(4)	(49)
Other	—	9	(21)

INCOME TAX	630	470	247

In addition to the income tax expense charged to profit and loss :

•

a deferred tax income of 22 million euros (expense of 20 million euros in 2005 and 24 million euros in 2004) has been recognized in equity during the period. This income relates to the deferred tax calculated on the change in fair value of derivative instruments designated as hedging instruments in a cash flow hedge relationship (positive for 19 million euros in 2006 and negative for 6 million euros and 20 million euros in 2005 and 2004, respectively) and change in fair value of available for sale securities (positive for 3 million euros in 2006, and negative for 14 million euros and 4 million euros in 2005 and 2004, respectively);

•	an income tax benefit realized from the exercise of Lafarge North America Inc. stock options was credited to equity in 2006 for 38 million euros.

An analysis of the deferred tax expense in respect of each temporary difference is presented in Note 23 (c).

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-47

Back to Contents

Effective tax rate

For the years ended December 31, 2006, 2005 and 2004, the Group’s effective tax rate is reconciled to the statutory tax rate applicable in France i.e. 34.43%, 34.93% and 35.43%, respectively, as follows:

	YEARS ENDED DECEMBER 31,

(%)	2006	2005	2004

Statutory tax rate	34.4	34.9	35.4
Tax effect related to the repatriation by Lafarge North America of a 1.1 billion U.S. dollars from Canada to the United States *	—	3.2	—
Reevaluations *	—	(2.8)	(2.1)
Changes in enacted tax rates (notably in Greece in 2004) *	(0.3)	(0.1)	(1.9)
Restructuring *	(1.7)	(8.6)	(8.6)
Capital gains taxed at a reduced rate	—	—	(2.5)
Effect of foreign tax rate differentials	(5.1)	(5.4)	(3.4)
Changes in valuation allowance on deferred tax assets	0.9	1.4	0.4
Non deductibility of the goodwill impairment loss	0.1	1.1	—
Share of net income of associates presented net of tax	(0.4)	(0.6)	(1.5)
Other	0.4	3.1	0.7

EFFECTIVE TAX RATE	28.3	26.2	16.5

______________
*

These items give rise to an effect of 2.0% on the effective tax rate in 2006 8.3% on the effective tax rate in 2005 and 12.6% in 2004), and result in non-recurring tax savings of 44 million euros (155 million euros in 2005 and 189 million euros in 2004). These tax savings arose from tax efficient restructurings, asset reevaluations allowed in several countries and from the enactment of lower tax rates, notably in Greece in 2004. In 2005, these savings are partially offset by a charge arising from the repatriation by Lafarge North America of 1.1 billion U.S. dollars from Canada to the United States. Excluding these non-recurring tax savings, the effective tax rate would have been 30.3% in 2006, 34.5% in 2005 and 29.2% in 2004.

(b)	Change in deferred tax assets and liabilities

Certain deferred tax assets and liabilities have been offset in accordance with the principles described in Note 2(u). The movements in deferred tax assets and liabilities for the reporting periods are as follows:

(MILLION EUROS)	2006	2005	2004

NET DEFERRED TAX LIABILITIES AT JANUARY 1	247	352	441

(Credit) charge to equity	(22)	20	24
Expense (income)	163	(206)	(172)
Translation adjustments	(29)	33	(8)
Other changes	(4)	48	67
Reclassification as assets held for sale	21	—	—

NET DEFERRED TAX LIABILITIES AT DECEMBER 31	376	247	352

Out of which:
Deferred tax liabilities	577	567	632
Deferred tax assets	(201)	(320)	(280)

PAGE F-48  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents
(c)	Deferred tax assets and liabilities

Components of the deferred tax balance are as follows:

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006*	2005	2004

Pensions and other post-retirement benefits	359	380	374
Property, plant and equipment	299	477	240
Provisions and other current liabilities	459	144	183
Restructuring provisions	14	6	13
Net operating loss and tax credit carry forwards	345	541	568
Net capital loss carry forwards	471	448	373

DEFERRED TAX ASSETS	1,947	1,996	1,751

Valuation allowance	(600)	(554)	(523)

NET DEFERRED TAX ASSETS	1,347	1,442	1,228

Property, plant and equipment	1,490	1,664	1,406
Other, net	233	25	174

DEFERRED TAX LIABILITIES	1,723	1,689	1,580

NET DEFERRED TAX LIABILITIES	376	247	352

______________
*	Only from continuing operations.

Components of the deferred tax expense are as follows:

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Pensions and other post-retirement benefits	9	19	33
Property, plant and equipment	(12)	(65)	(79)
Provisions and other current liabilities	(12)	21	7
Restructuring provisions	(9)	4	—
Net operating loss and tax credit and capital loss carry forwards	116	(9)	(64)
Other, net	71	(99)	(62)

TOTAL	163	(129)	(165)

The Group is in a position to control the timing of the reversal of the temporary differences arising from investments in subsidiaries, branches, associates and interests in joint-ventures, hence it is not required to recognize a deferred tax liability in this report. In view of the variety of ways in which these temporary differences may reverse and the complexity of the tax laws it is not possible to accurately compute the temporary differences arising from such investments. The Group has not provided any deferred taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested. At December 31, 2006, the cumulative undistributed earnings of these subsidiaries were approximately 10 billion euros. In addition, no provision for income taxes has been made for approximately 2 billion euros of unremitted earnings of the Group’s French subsidiaries since the remittance of such earnings would be tax exempt for 95% or more owned subsidiaries.

Greece is the only significant country where the Group operates that has a tax rate applicable to undistributed profits which differs from distributed tax rate. The resulting potential additional income tax charge amounts to 3 million euros as of December 31, 2006.

The Group does not currently intend to distribute such profits and therefore has not provided for such liability.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-49

Back to Contents

(d)	Valuation allowance on deferred tax assets

The change in the valuation allowance, for the current year, is as follows:

(MILLION EUROS)	2006

AT JANUARY 1	554
Addition	82
Release	(43)
Other changes	18
Translation adjustments	5
Reclassification as assets held for sale	(16)

AT DECEMBER 31	600

(e)	Tax credit and capital loss carry forwards

At December 31, 2006, the Group has net operating losses (NOLs) and tax credit carry forwards and capital losses carry forwards of approximately 1,251 million euros and 1,527 million euros, respectively, which will expire as follows:

(MILLION EUROS)	NOLS AND TAX CREDITS CARRY FORWARDS	CAPITAL LOSS CARRY FORWARDS	TOTAL

2007	62	—	62
2008	26	—	26
2009	109	—	109
2010	20	—	20
2011 and thereafter	1,034	1,527	2,561

TOTAL	1,251	1,527	2,778

As described in Note 2(u), deferred tax assets have been recognized on all tax losses and a valuation allowance has been recorded when it is not probable that the deferred tax assets will be recoverable in the future.

Note 24 -	Pension Plans, End of Service Benefits and Other Post Retirement Benefits

The Group sponsors both defined benefit and defined contribution plans, in accordance with local legal requirements and each specific subsidiary benefit policies.

For defined contribution plans, the Group’s obligations are limited to periodic payments to third party organizations, which are responsible for the financial and administrative management of the funds. The pension costs of these plans, corresponding to the contribution paid, are charged in the income statement. The total contribution paid in 2006 (excluding mandatory social security plans organized at state level) for continuing operations is 33 million euros.

Only defined benefit plans create future obligations for the Group. Defined benefit pension plans and end of service benefits constitute 95% of the Group’s post-retirement obligations. The remaining 5% relates to other post-retirement benefits, mainly post-employment medical plans. For these plans, the Group’s obligations are estimated with the assistance of independent actuaries using assumptions which may vary over time. The obligations related to these plans are often funded through Group and employee contributions to third party legal entities, which investments are subject to fluctuations in the financial markets. These entities are usually administered by trustees representing both employees and employer. Based on specific studies conducted by external experts, each board of trustees determines an appropriate investment strategy, typically designed to maximize asset and liability matching and limit investment risk by an appropriate diversification. The implementation of this investment strategy is conditioned by market opportunities and is usually conducted by external asset managers selected by trustees. Assets are mostly invested in listed instruments (shares, bonds) with limited use of derivatives or alternative asset classes. These entities do not hold any instrument issued by the Group.

PAGE F- 50  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

The following table shows the target asset allocations elected by the administration bodies of the most significant funded plans of the Group located in the United Kingdom and North America, compared with the current asset allocation:

	NORTH AMERICA		UNITED KINGDOM

	TARGET ASSET ALLOCATION	CURRENT ASSET ALLOCATION	TARGET ASSET ALLOCATION	CURRENT ASSET ALLOCATION

Shares	71%	70%	59%	59%
Bonds	29%	30%	36%	34%
Other	—	—	5%	7%

TOTAL	100%	100%	100%	100%

The following schedule shows the accounting treatment for defined benefit pension plans and end of service benefits under the column “pension benefits” and the accounting treatment for other post retirement benefits under the column “other benefits”.

	AT DECEMBER 31,

	PENSION BENEFITS			OTHER BENEFITS			TOTAL

(MILLION EUROS)	2006	2005	2004	2006	2005	2004	2006	2005	2004

COMPONENTS OF NET PERIODIC PENSION COST
Service cost	121	98	91	7	8	7	128	106	98
Interest cost	254	241	233	14	14	15	268	255	248
Expected return on plan assets	(276)	(243)	(230)	—	—	—	(276)	(243)	(230)
Amortization of past service cost	9	1	1	(1)	(3)	(11)	8	(2)	(10)
Amortization of actuarial (gain) loss	12	4	(1)	(5)	(8)	—	7	(4)	(1)
Effect of asset ceiling limitations	(8)	7	4	—	—	—	(8)	7	4
Special termination benefits	8	4	5	—	—	—	8	4	5
Curtailment (gain)	(3)	(3)	(5)	—	—	(1)	(3)	(3)	(6)
Settlement loss	1	1	—	—	—	—	1	1	—

NET PERIODIC PENSION COST	118	110	98	15	11	10	133	121	108

Of which net periodic pension cost for discontinued operations	24			—			24
Of which net periodic pension cost for continuing operations	94			15			109
CHANGE IN DEFINED BENEFIT OBLIGATION
DEFINED BENEFIT OBLIGATION AT JANUARY 1	5,207	4,358	4,060	256	234	285	5,463	4,592	4,345

Foreign currency translations	(57)	240	(41)	(27)	36	(13)	(84)	276	(54)
Service cost	121	98	91	7	8	7	128	106	98
Interest cost	254	241	233	14	14	15	268	255	248
Employee contributions	9	8	8	—	—	—	9	8	8
Plan amendments	8	1	2	—	(10)	(13)	8	(9)	(11)
Curtailments	(4)	(2)	(7)	—	—	—	(4)	(2)	(7)
Settlements	—	—	—	—	—	—	—	—	—
Business combinations/Divestitures	1	11	68	—	—	—	1	11	68
Special termination benefits	8	4	5	—	—	—	8	4	5
Benefits paid	(279)	(242)	(219)	(16)	(15)	(17)	(295)	(257)	(236)
Actuarial (gain) loss related to change in assumptions	7	438	127	14	10	(16)	21	448	111
Actuarial (gain) loss related to experience effect	40	52	31	5	(21)	(14)	45	31	17

DEFINED BENEFIT OBLIGATION AT DECEMBER 31	5,315	5,207	4,358	253	256	234	5,568	5,463	4,592

Of which defined benefit obligation at December 31 for discontinued operations	308			2			310
Of which defined benefit obligation at December 31 for continuing operations	5,007			251			5,258

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-51

Back to Contents

	AT DECEMBER 31,

	PENSION BENEFITS			OTHER BENEFITS			TOTAL

(MILLION EUROS)	2006	2005	2004	2006	2005	2004	2006	2005	2004

CHANGE IN PLAN ASSETS
FAIR VALUE OF PLAN ASSETS AT JANUARY 1	3,954	3,204	2,957	—	—	—	3,954	3,204	2,957

Foreign currency translations	(36)	192	(35)	—	—	—	(36)	192	(35)
Actual return on plan assets	352	603	299	—	—	—	352	603	299
Employer contributions (a)	139	128	127	—	—	—	139	128	127
Employee contributions	9	8	8	—	—	—	9	8	8
Benefits paid	(214)	(197)	(196)	—	—	—	(214)	(197)	(196)
Settlements	(2)	(2)	(5)	—	—	—	(2)	(2)	(5)
Business combinations/Divestitures	(1)	18	49	—	—	—	(1)	18	49

FAIR VALUE OF PLAN ASSETS AT DECEMBER 31	4,201	3,954	3,204	—	—	—	4,201	3,954	3,204

Of which fair value of plan assets at December 31 of discontinued operations	46			—			46
Of which fair value of plan assets at December 31 from continuing operations	4,155			—			4,155
RECONCILIATION OF PREPAID (ACCRUED) BENEFIT COST

FUNDED STATUS OF THE PLAN	(1,114)	(1,253)	(1,154)	(253)	(256)	(234)	(1,367)	(1,509)	(1,388)

Unrecognized actuarial (gain) loss	178	232	91	(8)	(34)	(27)	170	198	64
Unrecognized actuarial past service cost	8	9	9	(9)	(10)	(2)	(1)	(1)	7
Unrecognized asset due to asset ceiling limitations	(35)	(47)	(35)	—	—	—	(35)	(47)	(35)

PREPAID (ACCRUED) PENSION COST AT DECEMBER 31	(963)	(1,059)	(1,089)	(270)	(300)	(263)	(1,233)	(1,359)	(1,352)

Of which prepaid pension cost at December 31 from discontinued operations	1	—	—	—	—	—	1	—	—
Of which accrued pension cost at December 31 from discontinued operations	(237)	—	—	(2)	—	—	(239)	—	—

NET AMOUNT RECOGNIZED AT END PERIOD FROM DISCONTINUED OPERATIONS	(236)	—	—	(2)	—	—	(238)	—	—

Of which prepaid pension cost at December 31 from continuing operations	31	15	3	—	—	—	31	15	3
Of which accrued pension cost at December 31 from continuing operations	(758)	(1,074)	(1,092)	(268)	(300)	(263)	(1,026)	(1,374)	(1,355)

NET AMOUNT RECOGNIZED AT END PERIOD FROM CONTINUING OPERATIONS	(727)	(1,059)	(1,089)	(268)	(300)	(263)	(995)	(1,359)	(1,352)

______________
(a)

Including exceptional contributions to North American pension funds for 29 million U.S. dollars, 45 million U.S. dollars and 48 million U.S. dollars in 2006, 2005 and 2004, respectively, and an exceptional contribution of 18 million British pounds to the pension fund located in the United Kingdom in 2006 and 2005.

The Group did not recognize any reimbursement right as an asset for the years presented.

The defined benefit obligation for continuing activities disclosed in the table above arises from:

	AT DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Plans wholly unfunded	665	908	799
Plans wholly or partially funded	4,593	4,555	3,793

TOTAL DEFINED BENEFIT OBLIGATION	5,258	5,463	4,592

PAGE F- 52  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

The following table indicates the amount of benefit payments expected to be made over the next 10 years in respect of the defined benefit plans for the continuing operations of the Group (in million euros):

2007	253
2008	254
2009	263
2010	275
2011	284
2012 - 2016	1,698

These benefit payments for continuing activities will be mostly made out of existing external funds established by the Group, and therefore do not match with future cash outflows of the Group.

The primary assumptions made to account for pensions and end of service benefits are as follows:

%	UNITED STATES	CANADA	UNITED KINGDOM	EURO ZONE

2006
Discount rate at December 31	5.85	4.95	5.10	4.25 to 4.50
Salary increase at December 31	4.00	3.50	4.60	2.50 to 4.00
Expected return rate on assets at January 1	8.00	8.00	6.90	3.80 to 4.50
2005
Discount rate at December 31	5.70	5.25	4.70	4.20
Salary increase at December 31	4.00	3.50	4.80	2.00 to 4.00
Expected return rate on assets at January 1	8.25	8.25	7.10	4.60 to 6.00
2004
Discount rate at December 31	5.90	5.90	5.30	4.85 to 5.10
Salary increase at December 31	4.00	3.50	4.80	2.00 to 4.00
Expected return rate on assets at January 1	8.50	8.50	7.30	4.85 to 6.00

The expected long-term rate of investment return on pension plan assets is based on historical performance, current and long-term outlook and the asset mix in the pension trust funds.

Discount rates reflect the rate of long-term high-grade corporate bonds.

For the fiscal year 2007, the expected return rates on assets are as follows:

United States	8.00
Canada	8.00
United Kingdom	6.90
Euro zone	4.50 to 5.00

The expected rates of investment return on pension assets and the discount rates used to calculate the Group’s pension related obligations are established in close consultation with independent advisors.

(a)	Pension plans

The main defined benefit pension plans provided to employees by the Group in the continuing activities are mainly in the United Kingdom and North America (The United States of America and Canada). The related pension obligations represent 63% and 24%, respectively, of the Group’s total defined benefit plan obligations.

In the United Kingdom, pension related obligations are principally administered through a unique pension fund, governed by an independent board. Pension entitlements are calculated based on final carried salaries and the number of service years accomplished with the Group according to benefit formulas which are usually linear. This pension fund receives employer and employee contributions, based on rates determined every three years on average by independent actuaries. Funding of the obligation is based upon both local minimum funding requirements as well as long term funding objectives

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-53

Back to Contents

to settle the future statutory pension obligations. The latest revision of annual contribution needs requires us to make additional contributions of 18 million British pounds per year between 2005 and 2007. At the end of 2006, approximately 59% of the pension fund assets are invested in equity instruments, which is consistent with the long-term nature of the pension obligations, approximately 35% are invested in bond portfolios and cash instruments and 6% in real estate.

In the United States and Canada, defined pension benefits are granted through various plans. Contributions are based upon required amounts to fund the various plans as well as tax-deductible minimum and maximum amounts. At the end of 2006, 70% of the pension fund assets were invested in equity instruments and 30% in bond portfolios. Required employer contributions in 2007 are expected to be 70 million U.S. dollars. The Group chose for tax and financial purposes to make a discretionary contribution of 29, 45 and 48 million U.S. dollars during 2006, 2005 and 2004, respectively, to its North American pension funds.

In conformity with the Group’s accounting policies, (Note 2 (s)) the difference between actual and expected returns on fund assets is treated as actuarial gains and losses.

As described in note 2(s), the adoption of IFRS led to the immediate recognition through equity of all accumulated unrecognized actuarial losses as of January 1, 2004.

(b)	End of service benefits

End of service benefits are generally lump sum payments based upon an individual’s years of credited service and annual salary at retirement or termination of employment. The primary obligations for end of service benefits are in France, Greece, Korea and Chile (for continuing activities).

(c)	Other post-retirement benefits

In North America, and to a lesser extent in France and Jordan, certain subsidiaries provide healthcare and insurance benefits to retired employees. These obligations are unfunded, but the federal subsidies expected in the coming years in the United States (Medicare Act) have significantly reduced Group obligations.

In North America, the assumed healthcare cost trend rate used in measuring the accumulated postretirement benefit obligation differs between U.S. and Canadian plans. At the end of 2006, the used rate was 9% in the U.S. plan, decreasing to 5% in 2011, and 8.7% in the Canadian plan, decreasing to 4.7% in 2014.

At the end of 2005, the rate used was 10% in the U.S. plan, decreasing to 5% in 2011, and 8.4% in the Canadian plan, decreasing to 4.7% in 2011.

At the end of 2004, the rate used was 11% in the U.S. plan, decreasing to 5% in 2011, and 9.1% in the Canadian plan, decreasing to 4.7% in 2011.

The assumed rate for Medicare healthcare cost trends was the same for U.S. and Canadian plans.

Assumed healthcare costs trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point increase or decrease in assumed healthcare cost trend rates would have the following effects:

	IMPACT OF ONE POINT

(MILLION EUROS)	INCREASE	DECREASE

Increase (decrease) in defined benefit obligation at December 31, 2006	28	(23)
Increase (decrease) in the total of service and interest cost components for 2006	6	(5)

PAGE F-54  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents
Note 25 -	Provisions
(a)	Changes in the balance of provisions

(MILLION EUROS)	RESTRUCTURING PROVISIONS	SITE RESTORATION AND ENVIRONMENTAL PROVISIONS	OTHER PROVISIONS	TOTAL

AT JANUARY 1, 2004	63	218	750	1,031

Current year addition (a)	39	46	102	187
Current year release	(50)	(39)	(62)	(151)
Cancellation (a)	(4)	(7)	(13)	(24)
Other changes	—	16	(8)	8
Translation adjustments	—	(3)	(10)	(13)

AT DECEMBER 31, 2004	48	231	759	1,038

CURRENT PORTION				118
NON-CURRENT PORTION				920

AT JANUARY 1, 2005	48	231	759	1,038

Current year addition (b)	56	46	144	246
Current year release	(63)	(24)	(60)	(147)
Cancellation (b)	(3)	(18)	(68)	(89)
Other changes	(1)	2	5	6
Translation adjustments	1	16	36	53

AT DECEMBER 31, 2005	38	253	816	1,107

CURRENT PORTION				123
NON-CURRENT PORTION				984

AT JANUARY 1, 2006	38	253	816	1,107

Current year addition	101	58	99	258
Current year release	(35)	(41)	(24)	(100)
Cancellation	(2)	(18)	(66)	(86)
Other changes	6	4	58	68
Translation adjustments	(1)	(9)	(17)	(27)
Reclassification to held for sale	(21)	(7)	(125)	(153)

AT DECEMBER 31, 2006	86	240	741	1,067

CURRENT PORTION				132

NON-CURRENT PORTION				935

______________
(a)	Of which current year additions net of cancellations from continuing operations			125
(b)	Of which current year additions net of cancellations from continuing operations			117

Other provisions include:

•

a provision related to the risk arising from the “competition” litigation risk of 340 million euros at December 31, 2006 (330 million euros at December 31, 2005 and 320 million euros at December 31, 2004), including 40 million euros (30 million euros at December 31, 2005 and 20 million euros at December 31, 2004) of late-payment interest;

•	re-insurance reserves for an amount of 101 million euros at December 31, 2006 (73 million euros at December 31, 2005, 79 million euros at December 31, 2004).

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-55

Back to Contents

(b)	Changes in the balance of restructuring provisions

(MILLION EUROS)	TERMINATION BENEFITS	CONTRACT TERMINATION COSTS	OTHER COSTS	TOTAL

AT JANUARY 1, 2004	31	2	30	63

Current year addition (a)	28	4	7	39	*
Current year release	(34)	(3)	(13)	(50	)*
Cancellation (a)	(3)	—	(1)	(4)
Other changes	4	—	(4)	—
Translation adjustments	—	—	—	—

AT DECEMBER 31, 2004	26	3	19	48

Current year addition (b)	49	2	5	56	*
Current year release	(47)	(2)	(14)	(63	)*
Cancellation (b)	(2)	—	(1)	(3)
Other changes	—	—	(1)	(1)
Translation adjustments	—	—	1	1

AT DECEMBER 31, 2005	26	3	9	38

Current year addition	91	4	6	101	*
Current year release	(26)	(1)	(8)	(35	)*
Cancellation	—	—	(2)	(2)
Other changes	3	—	3	6
Translation adjustments	(1)	—	—	(1)
Reclassification to held for sale	(21)	—	—	(21)

AT DECEMBER 31, 2006	72	6	8	86

______________
* Including costs incurred and paid in the same period for 23 million euros in 2006 (28 million euros in 2005, 14 million euros in 2004).
(a) Of which current year additions net of cancellations from continuing operations				20
(b) Of which current year additions net of cancellations from continuing operations				26

Restructuring costs which are included under Other operating income (expense) can be analyzed as follows:

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Employee termination benefits	91	25	13
Contract termination costs	4	—	4
Other costs	4	1	3

RESTRUCTURING COSTS	99	26	20

The main restructuring plans relate to:

PAGE F-56  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

CEMENT
Greece	33	—	—
United Kingdom	18	3	4
Jordan	16	—	—
North America	4	2	—
Nigeria	4	—	—
Chili	2	—	—
China	2	—	—
Korea	2	10	—
Brazil	1	—	—
Mexico	1	—	—
Serbia	1	—	—
India	—	3	—
Morocco	—	2	—
France	—	1	2
Romania	—	—	3
Serbia	—	—	1
AGGREGATES & CONCRETE
France	3	—	2
North America	3	—	—
United Kingdom	1	2	5
Singapore	—	1	—
Venezuela	—	—	1
GYPSUM
Poland	1	—	—
Germany	—	1	2
OTHER
North America	5	—	—
Other plans less than 1 million euros	2	1	—

RESTRUCTURING COSTS	99	26	20

Cement Greece and Jordan: in 2006, restructuring costs include mainly termination indemnities linked to the negotiated leave of employees in the course of the reorganization of these entities.

Cement United Kingdom: in 2006, restructuring costs include mainly termination indemnities linked to the shut down of a plant scheduled in 2008 as well as the head office move.

Cement Korea: in 2005, restructuring costs include mainly termination indemnities linked to the leave of 233 employees, the mothballing of the SINGI plant and the subcontracting of the quarry sites operation.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-57

Back to Contents
Note 26 -	Debt

The debt split is as follows:

	AT DECEMBER 31,

(MILLION EUROS)	2006 *	2005	2004

Long-term debt excluding put options on shares of subsidiaries	9,215	6,856	6,959
Put options on shares of subsidiaries, long-term	206	72	93

LONG-TERM DEBT	9,421	6,928	7,052

Short-term debt and current portion of long-term debt excluding put options on shares of subsidiaries	1,553	1,886	1,387
Put options on shares of subsidiaries, short-term	111	191	206

SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT	1,664	2,077	1,593

Total debt excluding put options on shares of subsidiaries	10,768	8,742	8,346
Total put options on shares of subsidiaries	317	263	299

TOTAL DEBT	11,085	9,005	8,645

______________
*	Only from continuing operations.
(a)	Analysis of debt excluding put options on shares of subsidiaries by type

	AT DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Convertible bonds	—	482	1,366
Other debenture loans	6,138	5,050	4,509
Bank loans and credit lines	1,457	1,871	1,111
Commercial paper	2,188	524	562
Other notes	522	158	270
Other	463	657	528

TOTAL DEBT EXCLUDING PUT OPTIONS ON SHARES OF SUBSIDIARIES	10,768	8,742	8,346

Convertible bonds

On June 29, 2001, the Group issued 10,236,221 bonds convertible into common shares (OCEANEs), for a total nominal amount of 1,300,000,067 euros, bearing interest at an annual rate of 1.5%. The conversion option was granted until December 21, 2005, and only 590 bonds have been converted into 619 shares. In 2005, the Group repurchased 6,772,429 bonds for a total nominal amount of 860,098,483 euros. The convertible bonds matured on January 1, 2006, and the 3,463,202 remaining OCEANEs were repaid at their face value amounting to 440 million euros.

Other debenture loans

At December 31, 2006, debenture loans consist of bonds issued mainly in euros, U.S. dollars and British pounds with a weighted average interest rate of 6.7% (6.3% at December 31, 2005 and 6.2% at December 31, 2004). Their maturities range from 2007 to 2036, with an average maturity of 8 years and 4 months (i.e. being 2015). Following the purchase of the remaining minority stake in Lafarge North America Inc., the Group issued in July 2006 $2 billion on the US bond market split in 3 tranches: 5 years for $600 million, 10 years for $800 million and 30 years for $600 million.

The Group has a Euro Medium-Term Note (EMTN) program, which allows for a maximum issuable amount of 7,000 million euros. At December 31, 2006, 3,819 million euros had been issued under the EMTN program, including 3,459 million euros of debenture loans and 360 million euros of private placements included under “Other notes”. The weighted average interest rate of EMTN issues is 5.3% with maturities ranging from 2007 to 2020.

PAGE F-58  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Bank loans

At December 31, 2006, bank loans total 1,286 million euros and are primarily comprised of loans to Group subsidiaries in their local currencies.

The weighted average interest rate on these bank loans is approximately 6.1% at December 31, 2006 (5.7% at December 31, 2005 and 5.8% at December 31, 2004).

Committed long and medium-term credit lines

Drawdowns on long and medium-term committed credit lines amount to 171 million euros out of a maximum amount available of 3,718 million euros equivalent at December 31, 2006. The average interest rate of the amounts drawn mainly in U.S. dollars is approximately 5.7% at December 31, 2006 (3.7% at December 31, 2005 related to amounts drawn mainly in Canadian dollars and 17.6% at December 31, 2004, resulting from the amounts drawn in Nigerian nairas).

The credit lines are used primarily as a back-up for the short-term financings of the Group and contribute to the Group’s liquidity.

The average non-utilization fee of these credit lines stands at 8 basis points at December 31, 2006 (10 basis points at December 31, 2005 and 13 basis points at December 31, 2004).

Commercial paper

The Group’s euro denominated commercial paper program at December 31, 2006 allows for a maximum issuable amount of 3,000 million euros. Commercial paper can be issued in euros, U.S. dollars, Canadian dollars, Swiss francs or British pounds. At December 31, 2006, commercial paper issued under this program totaled 2,188 million euros. This commercial paper bears an average interest rate based mainly upon the European inter-bank offer rate (“Euribor”) plus an average margin of 1 to 4 basis points depending on maturities, and has maturities ranging from 1 to 5 months. As of December 31, 2006, the weighted average interest rate of the euro denominated commercial paper is 3.6% (2.4% at December 31, 2005 and 2.2% at December 31, 2004).

The Group also has a U.S. dollars commercial paper program through its subsidiary, Lafarge North America Inc. This program allows for a maximum issuable amount of $300 million (228 million euros). At December 31, 2006, there was no commercial paper issued under this program.

Other notes

Other notes mainly consist of notes denominated in euros with a weighted average interest rate of 4.6% at December 31, 2006 (6.2% at December 31, 2005 and 5.5% at December 31, 2004).

(b)	Analysis of debt excluding put options on shares of subsidiaries by maturity

At December 31, 2006, 2,354 million euros of short-term debt (mainly commercial paper and short term borrowings) have been classified as long-term based upon the Group’s ability to refinance these obligations on a medium and long-term basis through its committed credit facilities.

(MILLION EUROS)	AT DECEMBER 31, 2006

2007	1,553
2008	946
2009	436
2010	838
2011	2,426
Beyond 5 years	4,569

TOTAL DEBT EXCLUDING PUT OPTIONS ON SHARES OF SUBSIDIARIES	10,768

(c)	Analysis of debt excluding put options on shares of subsidiaries by currency

	AT DECEMBER 31,

	2006		2005		2004

(MILLION EUROS)	BEFORE SWAPS	AFTER SWAPS	BEFORE SWAPS	AFTER SWAPS	BEFORE SWAPS	AFTER SWAPS

Euro (EUR)	6,457	3,969	5,420	3,769	5,701	3,710
U.S. dollar (USD)	2,226	3,912	885	2,167	783	2,146
British pound (GBP)	1,407	1,963	1,409	1,654	1,101	1,635
Malaysian ringitt (MYR)	83	83	127	127	127	127
Canadian dollar (CAD)	95	234	389	381	104	96
Other	500	607	512	644	530	632

TOTAL	10,768	10,768	8,742	8,742	8,346	8,346

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-59

Back to Contents
(d)	Analysis of debt excluding put options on shares of subsidiaries by category

	AT DECEMBER 31,

	2006		2005		2004

(MILLION EUROS)	BEFORE SWAPS	AFTER SWAPS	BEFORE SWAPS	AFTER SWAPS	BEFORE SWAPS	AFTER SWAPS

Floating rate	3,942	4,718	2,284	3,007	1,777	2,125
Fixed rate below 6%	3,107	2,213	4,274	3,499	4,231	3,717
Fixed rate between 6% and 10%	3,459	3,577	1,910	1,961	1,993	2,155
Fixed rate 10% and over	260	260	274	275	345	349

TOTAL	10,768	10,768	8,742	8,742	8,346	8,346

The average spot interest rate of the debt after swaps, as at December 31, 2006, is 5.8% (5.5% as at December 31, 2005 and 2004). The average yearly interest rate of debt after swaps in 2006 is 5.5%.

(e)	Particular clauses in financing contracts

Financial covenants

Loan contracts requiring compliance with certain financial covenants are located in subsidiaries in the following countries: Bangladesh, Chile, China, India, Indonesia, Malaysia, Philippines, United Kingdom and Ukraine. Debt with such financial covenants represents approximately 4% of the total Group debt excluding put options on shares of subsidiaries at December 31, 2006.

The above financial covenants have not been triggered as of December 31, 2006 and have a low probability of being triggered. Given the split of these contracts on various subsidiaries and the quality of the Group liquidity protection through its access to committed credit lines, the existence of such clauses cannot materially affect the Group’s financial situation.

Change of control clauses

Change of control clauses are included in several of the Group’s committed credit facilities contracts, which amount to 3,314 million euros, i.e. 89% of the total outstanding committed credit facilities. As a consequence, in the event of a change in control, these committed credit facilities will be automatically cancelled if undrawn or, if drawn upon, will require immediate repayment.

(f)	Put options on shares of subsidiaries

As part of the acquisition process of certain entities, the Group has granted third party shareholders the option to require the Group to purchase their shares at predetermined conditions. These shareholders are either international institutions, such as the European Bank for Reconstruction and Development, or private investors, which are essentially financial or industrial investors or former shareholders of the acquired entities. Assuming that all of these options were exercised, the purchase price to be paid by the Group, including debt and cash acquired, would amount to 354 million euros, 305 million euros and 328 million euros at December 31, 2006, 2005 and 2004, respectively.

Out of the outstanding debt at 2006 year end, 133 million euros and 8 million euros can be exercised in 2007 and 2008 respectively. The remaining 213 million euros can be exercised starting 2009.

As explained in Note 2(r), put options granted to minority interests of subsidiaries are classified as debt. Out of the total options granted by the Group, the options granted to minority interests amounted to 317 million euros, 263 million euros and 299 million euros at December 31, 2006, 2005 and December 31, 2004, respectively, the remaining options were granted on shares of associates or joint-ventures.

This specific debt is recorded by reclassifying the underlying minority interests and recording goodwill in an amount equal to the difference between the carrying value of minority interests and the value of the debt (177 million euros, 124 million euros and 34 million euros at December 31, 2006, 2005 and 2004 respectively).

Put options on shares of associates and joint ventures are presented in Note 29 as “Other commitments”.

Note 27 -	Financial Instruments
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

PAGE F-60  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Other derivatives, for which documentation of the hedging relationship as required by IAS 39 would show an unfavorable cost-benefit ratio, are not designated as hedges for accounting purposes. Changes in fair value are recorded directly in profit and loss, as required by IAS 39.

(b)	Fair values

The following details the cost and fair values of financial instruments:

	AT DECEMBER 31,

	2006 *		2005		2004

(MILLION EUROS)	CARRYING AMOUNT	NET FAIR VALUE	CARRYING AMOUNT	NET FAIR VALUE	CARRYING AMOUNT	NET FAIR VALUE

BALANCE SHEET FINANCIAL INSTRUMENTS
ASSETS
Cash and cash equivalents	1,155	1,155	1,735	1,735	1,550	1,550
Trade receivables	2,674	2,674	2,737	2,737	2,264	2,264
Other receivables	1,126	1,126	925	925	727	727
Other financial assets	830	830	626	626	696	696
LIABILITIES
Short-term bank borrowings	278	278	332	332	213	213
Trade payables	1,598	1,598	1,675	1,675	1,424	1,424
Other payables	1,668	1,668	1,575	1,575	1,387	1,387
Debenture loans	6,138	6,303	5,532	5,787	5,875	6,264
Other long-term financial debt (including current portion)	4,352	4,339	2,878	2,886	2,258	2,282
Put options on shares of subsidiaries	317	317	263	263	299	299
DERIVATIVE INSTRUMENTS
Interest rate derivative instruments	(1)	(1)	26	26	1	1
- designated as hedging instruments in cash flow hedge relationship	(2)	(2)	(10)	(10)	(28)	(28)
- designated as hedging instruments in fair value hedge relationship	1	1	36	36	30	30
- not designated as hedges for accounting purposes	—	—	—	—	(1)	(1)
Foreign exchange derivative instruments	35	35	(33)	(33)	113	113
- designated as hedging instruments in cash flow hedge relationship	(2)	(2)	—	—	—	—
- designated as hedging instruments in fair value hedge relationship	—	—	—	—	—	—
- not designated as hedges for accounting purposes	37	37	(33)	(33)	113	113
Commodities derivative instruments	(18)	(18)	4	4	2	2
- designated as hedging instruments in cash flow hedge relationship	(18)	(18)	4	4	2	2
- designated as hedging instruments in fair value hedge relationship	—	—	—	—	—	—
- not designated as hedges for accounting purposes	—	—	—	—	—	—
Other derivative instruments	69	69	52	52	21	21
- equity swaps not designated as hedges for accounting purposes	62	62	13	13	(1)	(1)
- embedded derivatives not designated as hedges for accounting purposes	7	7	39	39	22	22
______________
*	Only from continuing operations.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-61

Back to Contents

The fair values of financial instruments have been estimated on the basis of available market quotations or the use of various valuation techniques, such as present value of future cash flows. However, the methods and assumptions followed to disclose fair values are inherently judgmental. Thus, estimated fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies used are as follows:

•	Cash and cash equivalents, accounts receivables, accounts payables, short-term bank borrowings: due to the short-term nature of these balances, the recorded amounts approximate fair value;
•

Other financial assets (marketable securities and other securities): For marketable securities, quoted market prices are used. Other investments, for which there is no quoted price, are carried at cost because a reasonable estimate of fair value could not be made without incurring excessive costs. The investment in Cimpor is carried at market value with unrealized gains and losses recorded in a separate component of equity;

•	Debenture loans: the fair values of the debenture loans were estimated at the quoted value for borrowings listed on a sufficiently liquid market;
•

Other long-term financial debt: the fair values of long-term debt were determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Group’s spread for credit risk at year end for similar types of debt arrangements;

•

Derivative instruments: the fair values of foreign exchange, interest rate, commodities and equity derivatives were calculated using market prices that the Group would pay or receive to settle the related agreements.

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

This policy is implemented in all of the Group’s subsidiaries, which are required to ensure its monitoring. When allowed by local regulations and when necessary, Group subsidiaries have to hedge their exposures with the corporate treasury department.

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

Foreign currency hedging activity

At December 31, 2006, most forward contracts have a maturity date of less than one year. The nominal value of foreign currency hedging instruments outstanding at year-end is as follows:

	AT DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

FORWARD CONTRACT PURCHASES AND CURRENCY SWAPS
U.S. dollar (USD)	298	460	130
British pound (GBP)	766	491	465
Other currencies	235	164	156

TOTAL	1,299	1,115	751

FORWARD CONTRACT SALES AND CURRENCY SWAPS
U.S. dollar (USD)	1,948	1,716	1,430
British pound (GBP)	1,061	729	1,008
Other currencies	417	288	268

TOTAL	3,426	2,733	2,706

PAGE F-62  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Details of the balance sheet value of instruments hedging foreign currency risk

At December 31, 2006, 2005 and 2004, most of the Group’s foreign currency derivatives were not designated as hedges for accounting purposes (see Note 27(a)). Changes in fair value were recorded directly in profit and loss. The net impact recognized in financial expenses in 2006 is disclosed in Note 7.

	AT DECEMBER 31,

	2006			2005			2004

(MILLION EUROS)	DERIVATIVES’ FAIR VALUE	UNDERLYING REEVALUATION	NET IMPACT	DERIVATIVES’ FAIR VALUE	UNDERLYING REEVALUATION	NET IMPACT	DERIVATIVES’ FAIR VALUE	UNDERLYING REEVALUATION	NET IMPACT

ASSETS
Non-current derivative instruments	—	—	—	—	—	—	—	—	—
Current derivative instruments	49	—	49	47	—	47	156	—	156
Net reevaluation of loans and borrowings denominated in foreign currencies	—	—	—	—	24	24	—	—	—
LIABILITIES
Non-current derivative instruments	—	—	—	—	—	—	—	—	—
Current derivative instruments	14	—	14	80	—	80	43	—	43
Net reevaluation of loans and borrowings denominated in foreign currencies	—	46	46	—	—	—	—	122	122

NET IMPACT ON EQUITY	35	(46)	(11)	(33)	24	(9)	113	(122)	(9)

(d)	Interest rate risk

The Group is primarily exposed to fluctuations in interest rates based upon the following:

•	price risk with respect to fixed-rate financial assets and liabilities. Interest rate fluctuations impact the market value of fixed-rate assets and liabilities;
•	cash flow risk for floating rate assets and liabilities. Interest rate fluctuations have a direct effect on the financial income or expense of the Group.

In accordance with established policies, the Group seeks to mitigate these risks using, to a certain extent, interest rate swaps and options.

Interest rate risk derivatives held at December 31, 2006 were mainly designated as hedging instruments in:

•	cash flow hedge relationship for derivatives used to hedge cash flow risk;
•	fair value hedge relationship for derivatives used to hedge price risk.

Interest rate hedging activity

	AT DECEMBER 31, 2006

	LESS THAN ONE YEAR		ONE TO 5 YEARS		MORE THAN 5 YEARS		TOTAL

(MILLION EUROS)	FIXED RATE	FLOATING RATE	FIXED RATE	FLOATING RATE	FIXED RATE	FLOATING RATE	FIXED RATE	FLOATING RATE

Debt (1)	780	773	1,611	3,035	4,435	134	6,826	3,942
Cash and cash equivalents	—	(1,155)	—	—	—	—	—	(1,155)

NET POSITION BEFORE HEDGING	780	(382)	1,611	3,035	4,435	134	6,826	2,787

Hedging instruments	179	(179)	(203)	203	(752)	752	(776)	776

NET POSITION AFTER HEDGING	959	(561)	1,408	3,238	3,683	886	6,050	3,563

______________
(1)	Debt excluding put options on shares of subsidiaries.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-63

Back to Contents

The notional value of interest rate derivative instruments at year-end is as follows:

	AT DECEMBER 31, 2006

	MATURITIES OF NOTIONAL CONTRACT VALUES (1)

(MILLION EUROS)	AVERAGE RATE	2007	2008	2009	2010	2011	MORE THAN 5 YEARS	TOTAL

Pay fixed (designated as cash flow hedge)
Euro	6.3%	151	70	—	—	—	—	221
Other currencies	5.1%	28	25	8	—	—	—	61
Pay floating (designated as fair value hedge)
Euro	3.3%	—	—	—	—	—	600	600
Other currencies	6.2%	—	—	—	298	—	152	450
Other interest rate derivatives (not designated as hedges for accounting purposes)
Euro	—	—	—	—	—	—	—	—
Other currencies	9.5%	21	7	—	—	—	—	28

TOTAL		200	102	8	298	—	752	1,360

	AT DECEMBER 31, 2005

	MATURITIES OF NOTIONAL CONTRACT VALUES (1)

(MILLION EUROS)	AVERAGE RATE	2006	2007	2008	2009	2010	MORE THAN 5 YEARS	TOTAL

Pay fixed (designated as cash flow hedge)
Euro	6.1%	100	151	70	—	—	—	321
Other currencies	4.8%	5	4	—	9	—	—	18
Pay floating (designated as fair value hedge)
Euro	2.1%	—	—	—	—	—	600	600
Other currencies	5.5%	—	—	—	—	292	170	462

TOTAL		105	155	70	9	292	770	1,401

	AT DECEMBER 31, 2004

	MATURITIES OF NOTIONAL CONTRACT VALUES (1)

(MILLION EUROS)	AVERAGE RATE	2005	2006	2007	2008	2009	MORE THAN 5 YEARS	TOTAL

Pay fixed (designated as cash flow hedge)
Euro	8.6%	789	100	62	70	89	—	1,110
Other currencies	6.1%	—	4	8	—	8	—	20
Pay floating (designated as fair value hedge)
Euro	2.2%	48	—	—	—	—	600	648
Other currencies	5.1%	—	—	—	—	—	147	147
Other interest rate swaps	5.9%	76	—	—	—	—	—	76

TOTAL		913	104	70	70	97	747	2,001

______________
(1)

The notional amounts of derivatives represent the face value of financial instruments negotiated with counterparties. Notional amounts in foreign currency are expressed in euros at the year-end exchange rate.

PAGE F-64  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

A 1% change in short-term interest rates calculated on the net indebtedness, and taking into account derivative instruments, would have a maximum impact on the pre-tax consolidated income of 36 million euros.

A 1% change in the yield curves related to the currencies in which the Group has significant fixed rate debts would have an estimated maximum impact on the fixed rate debt fair value (calculated after swaps impact) of 363 million euros.

Details of the balance sheet value of instruments hedging interest rate risk

	AT DECEMBER 31,

	2006			2005			2004

(MILLION EUROS)	IMPACT ON DERIVATIVES	IMPACT ON UNDERLYING	NET IMPACT	IMPACT ON DERIVATIVES	IMPACT ON UNDERLYING	NET IMPACT	IMPACT ON DERIVATIVES	IMPACT ON UNDERLYING	NET IMPACT

ASSETS
Non-current derivative instruments	7	—	7	36	—	36	—	—	—
Current derivative instruments	—	—	—	—	—	—	30	—	30
LIABILITIES
Long-term debt	—	1	1	—	36	36	—	30	30
Non-current derivative instruments	7	—	7	10	—	10	29	—	29
Current derivative instruments	1	—	1	—	—	—	—	—	—

NET IMPACT ON EQUITY	(1)	(1)	(2)	26	(36)	(10)	1	(30)	(29)

(e)	Commodity risk

The Group is subject to commodity risk with respect to price changes mainly in the electricity, natural gas, petcoke, coal, fuel, diesel and freight markets.

The Group uses, from time to time, financial instruments to manage its exposure to these risks. At December 31, 2006 these derivative instruments were mostly limited to swaps and options. At December 31, 2005 and 2004, such commitments were not significant.

Commodities hedging activity

The notional value of commodities derivative instruments at year-end is as follows:

	AT DECEMBER 31, 2006

	MATURITIES OF NOTIONAL CONTRACT RESIDUAL VALUES (1)

(MILLION EUROS)	2007	2008	2009	2010	2011	MORE THAN 5 YEARS	TOTAL

Swaps	137	31	8	—	—	—	176
Options	13	8	—	—	—	—	21

TOTAL	150	39	8	—	—	—	197

______________
(1)

The notional residual amounts of derivatives represent the residual value at December 31, 2006 of financial instruments negotiated with counterparties. Notional amounts in foreign currency are expressed in euros at the year-end exchange rate.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-65

Back to Contents

Details of the balance sheet value of instruments hedging commodities risk

Commodities derivative instruments held at December 31, 2006 were all designated as hedging instruments in cash flow hedge relationship.

AT DECEMBER 31, 2006

(MILLION EUROS)	DERIVATIVES’ FAIR VALUE

ASSETS
Non-current derivative instruments	1
Current derivative instruments	4
LIABILITIES
Non-current derivative instruments	13
Current derivative instruments	10

NET IMPACT ON EQUITY	(18)

(f)	Counterparty risk for financial operations

The Group is exposed to credit risk in the event of counterparty’s default. The Group implemented policies to limit its exposure to counterparty risk by rigorously selecting the counterparties with which it executes financial agreements. These policies take into account several criteria (rating assigned by rating agencies, assets, equity base) as well as transaction maturities. The Group’s exposure to credit risk is limited and the Group believes that there is no material concentration of risk with any single counterparty. The Group does not anticipate any third party default that might have a significant impact on the Group’s financial statements.

(g)	Share risk

The Group owns an equity swap contract related to common shares of an unrelated entity held by an independent third party for development strategy purposes. At December 31, 2006, this equity swap was for 123 million euros with a fair value of 62 million euros, which is fully provided for in the income statement.

Note 28 -	Other Payables

Components of other payables are as follows:

	AT DECEMBER 31,

(MILLION EUROS)	2006 *	2005	2004

Accrued payroll expenses	423	425	379
Accrued interest	178	163	198
Other taxes	181	192	168
Customer rebates and discounts	21	81	71
Payables to suppliers of fixed assets	99	90	63
Other accrued liabilities	766	624	508

OTHER PAYABLES	1,668	1,575	1,387

______________
*	Only from continuing operations.

“Other accrued liabilities” mainly include payables to non operating suppliers and payables linked to external development.

PAGE F-66  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents
Note 29 -	Commitments and Contingencies
(a)	Collateral guarantees and other guarantees

The following details collateral guarantees and other guarantees provided by the Group.

	AT DECEMBER 31,

(MILLION EUROS)	2006 *	2005	2004

Securities and assets pledged	6	5	5
Property collateralizing debt	354	475	446
Guarantees given	241	271	208

TOTAL	601	751	659

______________
*	Only from continuing operations.

The principal collateral guarantees and other assets pledged by the Group at December 31, 2006 are as follows.

(MILLION EUROS)	AMOUNT OF ASSETS PLEDGED	TOTAL BALANCE SHEET	% PLEDGED

TANGIBLE ASSETS	354	11,183	3%

Less than one year	80
Between one and five years	176
More than 5 years	98

FINANCIAL ASSETS	6	1,083	1%

Less than one year	6
Between one and five years	—
More than 5 years	—

TOTAL	360	12,266	3%

Finally, the Group has granted indemnification commitments in relation to disposals of assets. Its exposure under these commitments is considered remote.

The total amount of capped indemnification commitments still in force at December 31, 2006 is 400 million euros.

(b)	Contractual obligations

The following details the Group’s significant contractual obligations.

	PAYMENTS DUE PER PERIOD			AT DECEMBER 31,

(MILLION EUROS)	LESS THAN ONE YEAR	ONE TO 5 YEARS	MORE THAN 5 YEARS	2006 (1)	2005	2004

Debt (2)	1,553	4,646	4,569	10,768	8,742	8,346
Of which finance lease obligations	6	28	25	59	35	34
Scheduled interest payments (3)	498	1,371	1,769	3,638	2,260	1,928
Net scheduled obligation on interest rate swaps (4)	1	(12)	(16)	(27)	(92)	(114)
Operating leases	186	388	283	857	863	724
Capital expenditures and other purchase obligations	892	713	343	1,948	1,902	978
Other commitments	89	38	40	167	177	219

TOTAL	3,219	7,144	6,988	17,351	13,852	12,081

______________
(1)	Only from continuing operations.
(2)	Debt excluding put options on shares of subsidiaries (see Note 26).
(3)	Scheduled interest payments associated with variable rate are computed on the basis of the rates in effect at December 31.
(4)	Scheduled interest payments of the variable leg of the swaps are computed based on the rates in effect at December 31.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-67

Back to Contents

The Group leases certain land, quarries, building and equipment. Total rental expense under operating leases was 187 million euros, 134 million euros and 134 million euros for the years ended December 31, 2006, 2005 and 2004, respectively for continuing operations.

Future expected funding requirements or benefit payments related to our pension and postretirement benefit plans are not included in the above table, because future long term cash flows in this area are uncertain. Refer to the amount reported under the “current portion” of pension and other employee benefits liabilities in the balance sheet or in note 24 for further information on these items.

(c)	Other commitments

The following details the other commitments of the Group.

	AT DECEMBER 31,

(MILLION EUROS)	2006 *	2005	2004

Unused confirmed credit lines	3,547	3,467	3,682
Put options to purchase shares in associates or joint-ventures	37	42	29

TOTAL	3,584	3,509	3,711

______________
*	Only from continuing operations.
(d)	Commitments and contingencies from discontinued operations

Given commitments and contingencies from discontinued operations amount to 252 million euros as of December 31, 2006.

Note 30 - Legal and Arbitration Proceedings

On December 3, 2002, the European Commission imposed a fine on us in the amount of 250 million euros on the grounds that some of our subsidiaries had allegedly colluded on market shares and prices with their competitors between 1992 and 1998 for wallboard, essentially in the United Kingdom and Germany. We vigorously challenge this decision and have brought the case before the Court of First Instance (CFI) in Luxembourg, which has jurisdiction over such matters, on February 14, 2003. The proceedings before the court ended following the hearing that took place in Luxembourg on January 25, 2007, during which Lafarge and the European Commission presented their respective arguments. The CFI’s decision is unlikely to be issued before 2008. As a bank guarantee was given on our behalf, no payment will have to be made before the decision of the court.

Following investigations on the German cement market, the German competition authority, the Bundeskartellamt, announced on April 14, 2003, that it was imposing fines on German cement companies, including one in the amount of 86 million euros on Lafarge Zement, our German cement subsidiary for its alleged anti-competitive practices in Germany. Lafarge Zement believes that the amount of the fine is disproportionate in light of the actual facts and has brought the case before the Higher Regional Court, the Oberlandesgericht, in Düsseldorf. The court’s decision is not expected before 2008. Neither payment nor any guarantee is required to be made or given prior to the court’s decision.

A provision of 300 million euros was recorded in our financial statements for the year ended December 31, 2002 in connection with the two matters above and we recorded additional provisions in each of our annual financial statements since 2003 in relation to interest on part of these amounts for a total amount of 40 million euros at 31 December 2006.

In late 2005, several class action lawsuits were filed in the United States District Court for the Eastern District of Louisiana. In their complaints, plaintiffs allege that our subsidiary, Lafarge North America Inc., and several other defendants are liable for death, bodily and personal injury and property and environmental damage to people and property in and around New Orleans, Louisiana, which they claim resulted from a barge that allegedly breached the Industrial Canal levee in New Orleans during or after Hurricane Katrina. Lafarge North America Inc. intends to vigorously defend itself in this action. Lafarge North America Inc. believes that the claims against it are without merit and that these matters will not have a materially adverse effect on its results of operations, cash flows and financial position.

Finally, certain of our subsidiaries have litigation and claims pending in the normal course of business. Management is of the opinion that these matters will be resolved without any significant effect on the company’s and/or the Group’s financial position, results of operations and cash flows. To the company’s knowledge, there are no other governmental, legal or arbitration proceedings which may have or have had in the recent past significant effects on the company and/or the Group’s financial position or future profitability.

PAGE F-68  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Note 31 - Transactions with Related Parties and other Related Companies

Lafarge has not entered into any transactions with any related parties as defined under paragraph 9 of IAS 24, except for informations required by paragraph 9 (d) which is disclosed in Note 32.

Transactions with associates and with joint-ventures that are not eliminated for consolidation purposes were not material for the years presented.

Transactions with other companies related to the Group are as follows:

Mr. Pébereau is Director of Lafarge S.A. and Chairman of BNP Paribas, and Mr. Ploix and Mr. Joly are Directors of both Lafarge S.A. and BNP Paribas. Lafarge S.A. has and will continue to have an arms length business relationship with BNP Paribas, including for the conclusion of mandates in the context of acquisitions and/or divestments, financings, credit facilities and agreements relating to securities offerings. These agreements were and will be, when applicable, approved by the Board of Directors of Lafarge S.A. and communicated to the auditors and shareholders in compliance with French law on regulated transactions.

Lafarge S.A. was charged approximately 4.7 million euros for the fiscal year 2006, versus 1.8 million euros in 2005, by BNP Paribas Securities Services, a wholly owned subsidiary of BNP Paribas, in connection with the services agreement signed with them in 2004, relating to the administration of its share register, employee stock option plans, employee share purchase plans and the management of general shareholder meetings, effective January 1, 2005.

Lafarge S.A. has entered into a mutual cooperation agreement with Cimentos de Portugal SGPS, S.A. (Cimpor), in which the Group holds a 12.6% interest, in the field of industrial and technical performance, use of alternative fuels, human resource management, training and product development. The agreement was entered into on July 12, 2002 with an initial term expiring on March 31, 2005. It was renewed for four years until March 31, 2009. Lafarge S.A. received a total of approximately 1.2  million euros from Cimpor in 2006 under this agreement versus 1.4 million euros in 2005 and 1 million euros in 2004. Lafarge S.A. currently has one common Director with Cimpor who is Mr. Jacques Lefèvre. One of the Group’s Executive Vice Presidents, Mr. Jean-Carlos Angulo, also serves on the Board of Directors of Cimpor.

Note 32 - Employees Costs and Directors’ and Executive Officers’ Compensation for Services

(a)	Employees and employee costs

	AT DECEMBER 31,

	2006	2005	2004

Management staff	12,731	12,217	11,411
Non-management staff	70,003	67,929	65,664

TOTAL NUMBER OF EMPLOYEES	82,734	80,146	77,075

of which:
- discontinued operations	12,058	11,512	11,683
- companies accounted for using the proportionate method	10,662	8,909	5,155

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-69

Back to Contents

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

TOTAL EMPLOYEE COSTS	3,203	2,833	2,422

of which:
- discontinued operations	417	408	414
- companies accounted for using the proportionate method	116	107	113

(b)	Directors’ and executive officers’ compensation for services

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Board of Directors (1)	0.5	0.5	0.5
Senior Executives	24.5	23.8	18.6
Short-term benefits	9.0	9.3	8.5
Post-employment benefits (2)	8.5	9.5	6.6
Other long term benefits	—	0.6	0.5
Share-based payments (3)	7.0	4.4	3.0

TOTAL	25.0	24.3	19.1

______________
(1)	Directors’ fees.
(2)

Change for the year in post-employment benefits obligation. This amount includes actuarial gains and losses that are generated during the period and which recognition as income or expense in the statement of income is deferred in accordance with the “corridor” method.

(3)	Expense of the year estimated in accordance with principles described in Note 2 (v).

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

The Emissions Trading directive came into force on January 1st 2005, and each Member State issued a National Allocation Plan (NAP) defining the amount of allowances given to each industrial facility. These NAPs were then approved by the European Commission.

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

At the end of 2006, on a consolidated basis (after trading allowances between our subsidiaries with a deficit and subsidiaries with an excess of CO2 allowances), allowances granted for the year were slightly in excess compared to the Group’s actual emissions for the same period. This limited surplus was partly sold on the market and carried forward in 2007 for the remaining portion.

For the year 2007, based on our current production forecasts, which may evolve in case of market trends different from those expected as at today, the allowances granted should cover our needs on a consolidated basis.

PAGE F-70  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

Note 34 -	Supplemental Cash Flow Disclosures

The main transactions that did not impact the Group’s cash flow statement are described below.

(a)	Lafarge Shui On Cement joint venture agreement in China

As described in Note 10(b), on August 11, 2005, the Group and Shui On Construction And Materials Limited (“SOCAM”) entered into a contribution agreement and announced a joint venture partnership to merge their cement operations in China. SOCAM is the leading cement producer in South West China. On November 9, 2005 the merger was effected and a joint venture, named Lafarge Shui On Cement, was established owned 55% by the Group. According to the joint venture agreement, the control over Lafarge Shui On Cement is shared between the Group and SOCAM and strategic financial and operating decisions relating to the activity require the consent of both parties.

The Shui On agreed equity value incorporated in the joint venture Lafarge Shui On Cement amounts to 137 million euros, i.e. 75 million euros at Group level. The acquisition was recorded under the purchase method of accounting and, therefore, the purchase price has been allocated, on a preliminary basis, to assets acquired and liabilities assumed based on estimated fair values.

Lafarge’s contribution to the joint-venture has been estimated at 168 million euros. The retained share in assets contributed (55%) has not been revaluated and is consequently kept at historical value in the Group’s financial statements.

(b)	Termination of the joint venture Readymix Asland in Spain

On November 3, 2005, Lafarge and Cemex signed a Letter of Intent to terminate their 50/50 joint venture in Readymix Asland S.A. (RMA) in Spain. All conditions were filled at December 31, 2005.

With 122 concrete plants and 12 aggregates quarries, RMA was the leader of the Spanish concrete market. According to the terms of the agreement, Lafarge Asland obtains 100% of the shares of RMA and Cemex retained 28 concrete plants, 6 aggregates quarries and has received approximately 50 million euros, mostly paid in 2006. The fair value of the assets exchanged in this operation approximated 150 million euros. This transaction, that was a distribution of assets between a company and its shareholders, did not result in any impact in the Statements of income or equity.

Note 35 -	Subsequent Events

On February 27, 2007 we sold our 50% interest in the Turkish company Ybitas Lafarge Orta Anadou Cimento to Cimentos de Portugal (Cimpor) for 266 million euros.

On February 28, 2007, we finalized the sale of our Roofing business to an investment fund managed by PAI Partners for 1.9 billion euros in cash and the assumption by the purchaser of 481 million euros of financial debt and pension liabilities as at December 31, 2006. This transaction enables us to focus on our main activities. In turn, we invested 217 million euros alongside the fund managed by PAI Partners in the new entity holding the Roofing business, whereby we retained a 35% stake in the new entity, which will be accounted for as an investment in associates in 2007. As at December 31, 2006, the Roofing Division is presented as a discontinued operation in the Group’s financial statement. As part of this transaction, we entered into several arrangements with certain affiliates of the new entity incorporated by PAI Partners. These arrangements cover, among others, the use of certain brand names and trademarks, collaboration in the field of research and development and IT transitional services.

On March 12, 2007, our French subsidiary Lafarge Ciments was fined for an amount of 17 million euros by the French Competition Council for an alleged infringement of antitrust legislation in Corsica. The fine will be paid in 2007 notwithstanding the fact that Lafarge Ciments disagrees with this decision and intends to bring an appeal before the Paris Court of Appeals.

Note 36 -	Summary of Differences between Accounting Principles Followed by the Group and US GAAP

The Group’s consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Union as of December 31, 2006. Accounting principles under IFRS differ in certain significant respects from those applicable in the United States of America (“US GAAP”). These differences relate mainly to the items which are described below and which are summarized in the following tables.

1.	Differences in accounting for business combinations under IFRS and US GAAP

As permitted by IFRS 1, the Group has not restated the business combinations which were entered into prior to January 1, 2004 (IFRS transition date); accordingly, these business combinations were accounted for in

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-71

Back to Contents

accordance with accounting principles generally accepted in France, the Group’s accounting principles at that time (“Previous GAAP” hereinafter). Business combinations entered into subsequent to January 1, 2004 have been accounted for in accordance with the accounting principles described in Note 2(e) of these consolidated financial statements.

(a)	Determination of the purchase price in case of share consideration

Under Previous GAAP, as under US GAAP, the purchase price of a transaction accounted for as an acquisition was based on the fair value of the consideration exchanged. In the case of acquisitions involving the issuance of the Group’s shares, under Previous GAAP the fair value of such consideration was based on the agreed-upon share price at completion of the acquisition or at the date when the transaction became unconditional. Under US GAAP, the fair value of the share consideration is based on the average share price on the date of and the two trading days prior to and subsequent to the announcement of the proposed acquisition. This difference in valuation of the shares resulted in a difference in the fair value of consideration and consequently in the amount of goodwill recorded and amortized. Effective January 1, 2002, goodwill is no longer amortized under US GAAP.

Under IFRS, the fair value of the consideration exchanged is measured for acquisitions after January 1, 2004 based on the share price on the date of acquisition. No acquisition involving the issuance of the Group’s shares has occurred since January 1, 2004.

(b)	Fair value adjustments related to minority interests

Under both Previous GAAP and IFRS, when the Group initially acquires a controlling interest in a business, any portion of the assets and liabilities considered retained by minority shareholders is recorded at fair value. Under US GAAP, only the portion of the assets and liabilities acquired by the Group is recorded at fair value. This gives rise to two differences:

(i)

operating income is different between Previous GAAP and US GAAP, and continues to be different under IFRS because of the difference in basis of assets that are amortized. This difference is offset entirely by a difference in the minority interest’s participation in the income of the subsidiary;

(ii)

after an initial acquisition of a subsidiary, if an additional portion of that subsidiary is subsequently acquired, under both Previous GAAP and IFRS, the purchase consideration in excess of the net assets acquired is recorded as goodwill. Under US GAAP, the incremental portion of the assets and liabilities is recorded at fair value, with any excess being allocated to goodwill, thus creating a difference in the carrying value of both net assets acquired and goodwill.

(c)	Acquisition of minority interest of Lafarge North America

As discussed in Note 10 to these consolidated financial statements, the Group completed in May 2006 the acquisition of the minority stake in Lafarge North America through a cash tender offer. As of May 17, 2006, the Group owns 100% of the shares of Lafarge North America.

The fair value of the assets and liabilities acquired was determined based on independent valuations prepared using estimates and assumptions provided by management.

The total cost of the acquisition was approximately 2,884 million euros. The table below details the calculation of the excess purchase price over the net book value at acquisition date:

(MILLION EUROS)

Total purchase price	2.884
Portion of net book value purchased	1.295
Excess of purchase price over net book value	1.589

The following table summarizes the preliminary allocation of the excess purchase price over net book value:

(MILLION EUROS)

ASSETS ACQUIRED:
Customer relationships	23
Trademarks	2
Land	85
Buildings, machinery and equipment	380
LIABILITIES ASSUMED:
Pension liabilities	(53)
Deferred income taxes, net	(156)

PRELIMINARY GOODWILL:	1,308

The purchase price allocation (recorded under US GAAP) has not been finalized and the purchase price has only been allocated to the incremental ownership of assets acquired and liabilities assumed using preliminary fair value information.

As a result of the above allocation, as compared with IFRS, additional depreciation and amortization expenses were recorded for US GAAP purposes for an amount of 44 million euros for the year ended December 31, 2006.

PAGE F-72  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

The unaudited Pro forma consolidated net income – Group share and earnings per share for the years ended December 31, 2006 and 2005 would have been as follows had the acquisition of the minority stake in Lafarge North America occurred at January 1, 2005:

(IN MILLION EUROS, EXCEPT PER SHARE AMOUNTS)	2006	2005

REVENUE - PRO FORMA	17,463	15,104
NET INCOME - GROUP SHARE - PRO FORMA	1,278	1,147
BASIC EARNINGS PER SHARE - PRO FORMA	7.32	6.69
DILUTED EARNINGS PER SHARE - PRO FORMA	7.23	6.45
(d)	Impairment of goodwill

The goodwill impairment analysis under IFRS is described in Note 2(l) to these consolidated financial statements. Under US GAAP, the Group measures goodwill impairment as the difference between the implied fair value and carrying value of goodwill, in accordance with Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and other Intangible Assets” (“SFAS 142”). These two methods did not give rise to any material differences between the US GAAP fair value amounts and the IFRS recoverable amounts used for purposes of assessing goodwill impairment for the periods presented.

The carrying values of goodwill under IFRS and US GAAP are different due to the items described above and below. As a consequence, impairment losses recognized on goodwill for IFRS and US GAAP have been different in some circumstances.

(e)	Business combinations prior to January 1, 2004 – specific treatment related to first-time adoption of IFRS

As permitted by IFRS 1, the Group has not restated the business combinations, which were entered into prior to January 1, 2004 (IFRS transition date). The differences described below relate to differences arising from the transition provisions of IFRS 1 associated with the first-time adoption of IFRS. Accordingly, these differences will not arise on acquisitions occurring after January 1, 2004.

(i)	Goodwill recorded as a reduction of shareholders’ equity before January 1, 1989

Before January 1, 1989, as described in Note 2(e) to these consolidated financial statements, under Previous GAAP, the excess of the purchase price over the fair value of the net assets acquired was written off directly to shareholders’ equity upon acquisition. Under US GAAP, these goodwill amounts have been recognized as an asset, and as of January 1, 2002 are no longer amortized based upon the provisions of SFAS 142.

(ii)	Goodwill and market share amortization

Under Previous GAAP, acquired goodwill was amortized over the expected period of benefit, which did not exceed forty years. SFAS 142 requires that goodwill acquired in a purchase business combination completed after June 30, 2001 not be amortized. Subsequent to January 1, 2002, all previously recorded goodwill is no longer amortized but is tested for impairment at least annually under US GAAP. Subsequent to January 1, 2004, all previously recorded goodwill is no longer amortized but is tested for impairment at least annually under IFRS.

Under Previous GAAP, market share, separately identified on the acquisition of subsidiaries, was not amortized. Under IFRS, market share is not recognized as a separate intangible asset but is considered as a component of goodwill. As permitted by IFRS 1, the Group did not revise past business combinations as part of its transition process but simply reclassified the carrying amount of market share to goodwill on January 1, 2004. Under US GAAP, market share is not considered as a separately identifiable intangible asset, but as a component of goodwill as of the date of acquisition. Therefore, it was amortized until the provisions of SFAS 142 were applied.

(iii)	Negative goodwill arising on acquisitions

Under Previous GAAP, negative goodwill was amortized into income on a rational systematic basis based upon estimates of future operating results of the acquiree. Negative goodwill was presented as a liability on the balance sheet. Under US GAAP, negative goodwill was recorded as a reduction in the fair value of long-lived assets acquired and the related depreciation expense was adjusted accordingly.

(iv)	Depreciation period for goodwill related to the aggregates businesses prior to January 1, 2002

The difference between the purchase price of the aggregates businesses and the underlying fair value of net assets was mainly allocated to mineral reserves acquired based on their fair values at the time of acquisition. Under Previous GAAP, the remaining goodwill was generally amortized over 40 years whereas under US GAAP, this goodwill was accounted for based upon the provisions of SFAS 142, as described above. Prior to January 1, 2002, under US GAAP, this goodwill was amortized over the residual lives of the quarries acquired, which approximated the expected future benefit of the goodwill.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-73

Back to Contents
(v)	Determination of goodwill

The carrying amount of goodwill is substantially different under US GAAP and under Previous GAAP due to the fact that certain transactions were accounted for differently between the two standards as described below:

Lafarge Roofing GmbH (formerly Lafarge Braas) minority interests acquisition in 1999 and 2000

The acquisition by the Group of the 43.5% minority interests in Lafarge Braas through a share for share exchange was accounted for under Previous GAAP from the date of the contract signing which was December 22, 1999. Approximately 44% of the total share consideration for this transaction was issued in December 1999. The remainder was issued on June 20, 2000 after an authorized increase in share capital. For purposes of US GAAP, the transaction was accounted for as a two-step acquisition based upon the dates the shares were exchanged with the minority shareholders. Consequently, additional goodwill was recorded under US GAAP based upon the different methodologies used to determine the purchase price under Previous and US GAAP (see Note 36-1 (a)).

Accounting for deferred income taxes before January 1, 2000

Before January 1, 2000, the Group’s deferred tax provision under previous GAAP was calculated using the partial allocation method. Effective January 1, 2000, as required under Previous GAAP, the Group adopted the balance sheet liability method, which among other changes, requires that deferred taxes be recorded on all temporary differences between the tax basis of assets and liabilities and their carrying amount in the balance sheet. The adoption of this methodology required that all deferred tax assets or liabilities be accounted for with the offsetting amount recorded as an adjustment to equity. Under US GAAP, which also applies the balance sheet liability method, temporary differences arising in connection with fair value adjustments on business combinations typically result in deferred taxes and a corresponding adjustment to goodwill. Consequently, an adjustment is required in the reconciliation to US GAAP to record goodwill arising from deferred tax liabilities related to past business combinations and charged to equity under Previous GAAP upon adoption of the balance sheet liability method.

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

For the purpose of the US GAAP reconciliation, the Group has applied Emerging Issues Task Force (“EITF”) 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EITF 95-3”), in accounting for restructuring costs associated with businesses it has acquired. As discussed below, the requirements for recording restructuring costs and liabilities were more specific under US GAAP than under Previous GAAP. Therefore, certain restructuring provisions included in the fair value of businesses acquired under Previous GAAP were not accruable under US GAAP, generating a difference in goodwill, and liabilities acquired for restructuring costs charged against goodwill under Previous GAAP. Those restructuring charges originally charged to goodwill under Previous GAAP are subsequently expensed under US GAAP once the US GAAP criteria have been satisfied for recording the costs. For the years prior to January 1, 2002, reduction in amortization of goodwill is created between the Previous and US GAAP treatment (as described above). Subsequent to January 1, 2002, the carrying values of goodwill differ under Previous GAAP and US GAAP.

2.	Pension obligations

Accounting for pensions

Under US GAAP, pension costs are accounted for in accordance with SFAS 87, “Employers’ Accounting for Pensions” (“SFAS 87”), SFAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (“SFAS 88”), SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”) and SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). IAS 19 is the corresponding standard applicable to employee benefits under IFRS. These standards result in the following differences between US GAAP and IFRS which affect the Group.

•	Prior to the adoption of SFAS 158 (see below), US GAAP provides for the recording of a minimum liability adjustment while IFRS does not;
•	IFRS establishes certain limitations with respect to the recording of a plan’s overfunding while US GAAP does not;
•

under IFRS, death and disability benefits covering active employees which are not dependant on the years of service are not encompassed in the valuation of our pension obligation as these benefits are recorded when incurred while these benefits are included in the valuation of our pension obligation for US GAAP purposes;

PAGE F-74  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents
•

IFRS requires pension assets to be measured at fair value which generally corresponds to the market value of the assets at the measurement date whereas US GAAP allows the use of a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than 5 years (i.e. market-related value);

•

IFRS requires the recognition of past service costs as an expense on a straight-line basis over the average period until the benefits become vested while US GAAP specifies that past service costs should be recognized over the remaining service life of the active participants, even if the benefits are already fully vested;

•

effective upon adoption of SFAS 158 (see below), US GAAP requires that gains and losses and prior service costs or credits not recognized as part of net periodic benefit cost be recognized as increases or decreases in the asset or liability with a corresponding adjustment to equity (other comprehensive income); IFRS does not require recognition of all gains or losses.

In addition, the transition provisions of the respective standards of IFRS and US GAAP relating to pensions differ. In particular, the Group has elected to use the option available in IFRS 1 (which was not available under US GAAP) under which any difference existing as of January 1, 2004 between defined benefit plan liabilities and the fair value of dedicated assets can be fully recognized in the balance sheet (except the non-vested portion of unrecognized prior service costs) with a corresponding charge/credit to equity. As a consequence, at January 1, 2004, the Group recognized the over/under funding of its pension plans in its balance sheet for IFRS purposes. The corridor method has been applied prospectively thereafter for accounting for unrecognized actuarial gains/losses. The impact of this election resulted in a difference in shareholders’ equity between IFRS and US GAAP of 1,183 million euros at January 1, 2004.

The Group adopted SFAS 158 (as required) for pension accounting as of December 31, 2006. SFAS 158 required full recognition of the funding status of the Group’s pension plans in its balance sheet effective December 31, 2006 resulting in the reversal of the additional minimum liability at December 31, 2006 and the recognition, through accumulated other comprehensive income (“AOCI”), the total actuarial gains and losses and prior service costs not yet recognized through the statement of income. No transition obligation or asset remained unrecognized within the Group at December 31, 2006. The corridor method will be applied thereafter with respect to recording actuarial gains/losses in the statement of income. Future actuarial gains and losses not recognized in the statement of income under the corridor method will be recorded directly to equity as incurred as a component of other comprehensive income.

The impact of applying SFAS 158 resulted in a reduction of 15 million euros in intangible assets (14 million euros for continuing operations), an increase of 839 million euros in long-term liabilities and a reduction of 583 million euros in equity (AOCI). Changes in AOCI net of taxes during 2006 relating to pensions are as follows:

BALANCE OF AOCI RELATING TO PENSIONS AT JANUARY 1, 2006	157

Minimum liability adjustment, net of taxes (including translation adjustments)	(37)
Balance of AOCI relating to pensions at December 31, 2006 prior to the adoption of SFAS 158	120
Adoption of SFAS158, net of taxes	583

BALANCE OF AOCI RELATING TO PENSIONS AT DECEMBER 31, 2006	703

BALANCE OF AOCI RELATING TO PENSIONS AT DECEMBER 31, 2006 FOR CONTINUING OPERATIONS	684

of which relates to actuarial gains and losses	676
of which relates to prior service cost	8

The estimated amount of actuarial gains and losses and prior service costs recognized in AOCI at December 31, 2006 which will be amortized through the statement of income in 2007 for continuing operations is 56 million euros and 1 million euros, respectively.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-75

Back to Contents

Reconciliation

The difference between the net pension obligation recorded under US GAAP and IFRS can be summarized as follows:

	PENSION BENEFITS			OTHER BENEFITS			TOTAL

(MILLION EUROS)	2006	2005	2004	2006	2005	2004	2006	2005	2004

NET AMOUNT ACCRUED FOR UNDER US GAAP FOR CONTINUING OPERATIONS	(894)	(373)	(641)	(251)	(239)	(213)	(1,145)	(612)	(854)

Prepaid benefit cost (including AOCI and Intangible assets)	61	488	168	—	—	—	61	488	168
Accrued benefit liability (including AOCI and Intangible assets)	(955)	(861)	(809)	(251)	(239)	(213)	(1,206)	(1,100)	(1,022)

NET AMOUNT ACCRUED FOR UNDER US GAAP INCLUDING DISCONTINUED OPERATIONS	(1,154)	(373)	(641)	(253)	(239)	(213)	(1,407)	(612)	(854)

Prepaid benefit cost (including AOCI and Intangible assets)	62	488	168	—	—	—	62	488	168
Accrued benefit liability (including AOCI and Intangible assets)	(1,216)	(861)	(809)	(253)	(239)	(213)	(1,469)	(1,100)	(1,022)
Minimum liability adjustment (MLA)	—	377	659	—	—	—	—	377	659
Amount recognized in AOCI at year end 2006 after applying FAS158	1,015	—	—	24	—	—	1,039	—	—
Other US GAAP adjustments	(817)	(1,056)	(1,099)	(41)	(61)	(38)	(858)	(1,117)	(1,137)
Change in scope of consolidation	(7)	(7)	(8)	—	—	(12)	(7)	(7)	(20)

NET AMOUNT ACCRUED IN CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS INCLUDING DISCONTINUED OPERATIONS	(963)	(1,059)	(1,089)	(270)	(300)	(263)	(1,233)	(1,359)	(1,352)

Prepaid	32	15	3	—	—	—	32	15	3
Accrued	(995)	(1,074)	(1,092)	(270)	(300)	(263)	(1,265)	(1,374)	(1,355)

NET AMOUNT ACCRUED IN CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS FOR CONTINUING OPERATIONS	(727)	(1,059)	(1,089)	(268)	(300)	(263)	(995)	(1,359)	(1,352)

Prepaid	31	15	3	—	—	—	31	15	3
Accrued	(758)	(1,074)	(1,092)	(268)	(300)	(263)	(1,026)	(1,374)	(1,355)

Additional US GAAP Disclosure Information

The following table provides the amounts recognized in the accompanying US GAAP summarized balance sheets prior to the adoption of SFAS 158:

	PENSION BENEFITS			OTHER BENEFITS			TOTAL

(MILLION EUROS)	2006	2005	2004	2006	2005	2004	2006	2005	2004

ACCUMULATED BENEFIT OBLIGATION AT END OF THE PERIOD FOR CONTINUING OPERATIONS BEFORE FAS 158	4,530	4,635	3,858	—	—	—	4,530	4,635	3,858

Prepaid asset	508	488	168	—	—	—	508	488	168
Accrued liability	(596)	(861)	(809)	(226)	(239)	(213)	(822)	(1,100)	(1,022)
Intangible asset (*)	14	23	14	—	—	—	14	23	14
Accumulated other comprehensive loss (*)	165	354	645	—	—	—	165	354	645

NET AMOUNT RECOGNIZED AT DECEMBER 31 FOR CONTINUING OPERATIONS BEFORE FAS158	91	4	18	(226)	(239)	(213)	(135)	(235)	(195)

______________
(*)

Minimum pension liability related to the accumulated benefit obligation in excess of the fair value of plan assets; the portion recorded in intangible asset reflects the portion of minimum pension liability generated from unamortized prior service costs and transition obligation.

PAGE F-76  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

The following table provides additional US GAAP disclosure for continuing operations:

	AT DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

PROJECTED BENEFIT OBLIGATION, ACCUMULATED BENEFIT OBLIGATION AND FAIR VALUE OF ASSETS INFORMATION IN RESPECT OF PENSION PLANS WITH ACCUMULATED BENEFIT OBLIGATIONS IN EXCESS OF THE FAIR VALUE OF PLAN ASSETS FOR CONTINUING OPERATIONS:

Projected benefit obligation	1,366	1,706	3,850
Fair value of plan assets	693	769	2,758
Accumulated benefit obligation	1,199	1,525	3,467
PROJECTED BENEFIT OBLIGATION AND FAIR VALUE OF ASSETS INFORMATION IN RESPECT OF PENSION PLANS WITH PROJECTED BENEFIT OBLIGATIONS IN EXCESS OF THE FAIR VALUE OF PLAN ASSETS FOR CONTINUING OPERATIONS:
Projected benefit obligation	4,953	5,164	4,310
Fair value of plan assets	4,006	3,831	3,109

3. Income taxes

(a)	Accounting for deferred taxes in hyperinflationary economies

IAS 12 requires recognition of deferred tax assets and liabilities for temporary differences related to assets and liabilities that are remeasured at each balance sheet date in accordance with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economy”, as described in Note 2(d) to these consolidated financial statements. Pursuant to SFAS 109, “Accounting for Income Tax” (“SFAS 109”), US GAAP prohibits recognition of a deferred tax liability or asset for temporary differences related to assets and liabilities that are remeasured at each balance sheet date. Accordingly, deferred taxes recorded in entities in hyperinflationary economies have been reversed for US GAAP purposes.

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

(c) Valuation allowance on deferred tax assets

As described in Note 2(u) to these consolidated financial statements, under IFRS the Group offsets deferred tax assets and liabilities in the balance sheet if the entity has a legally enforceable right to offset current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxing authority. Deferred tax assets are recognized and their recoverability is then assessed. If it is not probable (as the term is defined in IFRS) that they will be recovered in future years, a valuation allowance is recorded to reduce the deferred tax asset to the amount that is probable of recovery which is consistent with US GAAP.

The impact of US GAAP adjustments resulted in recognition of additional deferred tax assets and a related additional valuation allowance on such deferred tax assets. However, this difference did not impact the Group’s reconciliations of net income and equity from IFRS to US GAAP.

(d)	Accounting for tax contingencies in business combinations

Under IAS 12, if tax contingencies of the acquiree, which were not recognized at the time of the combination are subsequently recognized, the resulting charge is recorded within income tax expense for the period. Under US GAAP, the Group adjusts goodwill to reflect revisions in estimates and/or the ultimate disposition of these contingencies in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes” and EITF 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination”.

4. Share based compensation

As described in Note 2(v) to these consolidated financial statements, under IFRS, the Group records compensation expense for share-based compensation granted to its employees. The amount of the charge is based on the fair value of options or shares granted and is recognized as

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-77

Back to Contents

compensation expense on a linear basis over the vesting period (generally 4 years for stock options). In accordance with IFRS 2, “Share Based Payments”, only options granted after November 7, 2002 and not fully vested at January, 1 2004 are measured and accounted for as employee costs. These stock option plans are described in more detail in Note 21 “Share Based Payments” to these consolidated financial statements.

Under US GAAP, effective January 1, 2006, the Group adopted SFAS No. 123 (Revised 2004) “Accounting for Share – Based Payment” (“SFAS 123(R)”), which superseded Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to its Employees” (“APB 25”). SFAS 123(R) requires the recognition of stock-based compensation expenses for all share-based payment awards based on their fair value. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Group applied the provisions of SAB 107, which relate to share-based payments, in its adoption of SFAS 123(R).

Prior to the adoption of SFAS 123(R), the Group accounted for share-based payment arrangements under APB 25 which requires that compensation expense be recorded when the market price of the stock at the measurement date exceeds the amount the employee is required to pay upon exercise of the option. The stock options granted to employees have been repriced in situations where there would be a theoretical dilution of the option holder’s percentage interest in the Group. Typically, these repricing events arise from the Group’s issuance of common stock or warrants. Under US GAAP, the repricing of the Group’s stock option plan causes the plan to be considered a variable plan under APB 25. As such, the difference between the exercise price of the option and the market price of the shares is recorded in profit and loss until the option is exercised or forfeited.

Under SFAS 123(R), the Group elected the “Modified Prospective Application” transition method. Under this method, stock-based compensation expense recognized in the year ended December 31, 2006 includes (1) compensation expense for all share-based payment granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair values estimated in accordance with the original provisions of SFAS 123 and determined using the Black-Scholes valuation model and (2) compensation expense for all share-based payments granted or modified subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R) and determined using the Black-Scholes valuation model.

On November 10, 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. FAS 123R-3, “Transition Election Related to Accounting of Tax Effects of Share-Based Payment Awards.” The Group has elected to adopt the transition method provided in this FASB Staff Position for the purposes of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R).

Effective upon the adoption of SFAS 123(R), the primary differences between the Group’s accounting for share-based compensation under IFRS and US GAAP relate principally to differences in the transition provisions of the respective standards.

The costs associated with options granted in each of the years ended December 31, 2005 and 2004 are 25 million euros and 46 million euros, respectively. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation for the years ended December 31, 2005 and 2004.

PAGE F-78  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

	YEARS ENDED DECEMBER 31,

	2005	2004

NUMERATOR (IN MILLION EUROS)
NET EARNINGS UNDER US GAAP (NOTE 37(C)) — BASIC EARNINGS PER SHARE	1,097	987

NET EARNINGS US GAAP (NOTE 37(C)) — DILUTED EARNINGS PER SHARE	1,112	1,017

Stock-based employee compensation (recovery) expense included in net earnings, net of tax	9	2
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(25)	(46)
Net effect on basic and diluted earnings	(16)	(44)

NET EARNINGS PRO FORMA — BASIC EARNINGS PER SHARE	1,081	943

NET EARNINGS PRO FORMA — DILUTED EARNINGS PER SHARE	1,096	973

DENOMINATOR (IN THOUSANDS)
Weighted average number of shares outstanding — basic	171,491	167,204
Weighed average number of shares outstanding — fully diluted	180,216	178,548
BASIC EARNINGS PER SHARE (EUROS)
As reported under US GAAP (Note 37(c))	6.40	5.90
Pro forma	6.30	5.64
DILUTED EARNINGS PER SHARE (EUROS)
As reported under US GAAP (Note 37(c))	6.17	5.70
Pro forma	6.08	5.45

The Pro forma compensation cost may not be representative of that to be expected in future years.

5. Restructuring

For IFRS purposes, the Group applies the provisions of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets,” when recording liabilities relating to restructuring activities. Under US GAAP, the Group has applied the provisions of SFAS 112, “Employer’s Accounting for Post employment Benefits,” (“SFAS 112”), SFAS 87 and SFAS No. 147, “Accounting for Costs Associated with Exit or Disposal Activities,” (“SFAS 146”). Accordingly, costs associated with exit or disposal activities are recognized at fair value when the liability is incurred rather than at the date an entity commits to a plan of restructuring. With respect to employee-related costs, SFAS 146 requires that the communication of the benefit arrangement include sufficient detail to enable employees to determine the type and amount of benefits they will receive if their employment is terminated. In addition, the costs to terminate a contract are provided for at the date of the third party is notified of such decision or at the cease-use date in the case of a lease agreement whereas the accrual is recorded at the announcement date under IFRS.

6. Other items

On June 29, 2001 the Group issued 10,236,221 bonds convertible into common shares (non-detachable conversion option) for 1,300,000,067 euros, bearing interest at an annual rate of 1.5% (OCEANEs). The maturity of this convertible bond is January 1, 2006. As described in Note 2(r) to these consolidated financial statements, IAS 32 requires that compound instruments with characteristics of both liabilities and equity be classified separately as component parts according to the nature of the components. Therefore, a separate presentation of liabilities and equity for this convertible loan is required. The equity component is assigned the residual amount after deducting from the compound instrument the value of the liability component. US GAAP does not permit the split accounting for this instrument.

Under US GAAP, the Group adopted EITF 04-06, “Accounting for Stripping Costs Incurred During Production in the Mining Industry,” on January 1, 2006 which states that stripping costs incurred during the production phase of a quarry are variable production costs that are included in the costs of the inventory produced during the period in which the stripping costs have been incurred. Under IFRS, stripping costs are capitalized when a large amount of overburden is justified to be removed, exceeding normal yearly overburden removal activity. Upon adoption of this new accounting pronouncement, a cumulative effect adjustment of 85 million euros was recorded in retained

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-79

Back to Contents

earnings at January 1, 2006 under US GAAP (before income tax and minority interests).

Other differences between accounting principles followed by the Group and US GAAP are not individually significant, and are presented in the aggregate (with the difference described in the previous paragraph) in the reconciliation of net income and shareholders’ equity.

7.	Items affecting the presentation of consolidated financial statements
(a)	Differences in the consolidation method

Accounting for joint-venture investments and use of proportionate consolidation method

Companies that are accounted for using the proportionate consolidation method under IFRS are accounted for by the equity method for US GAAP purposes.

The tables disclosed in Note 14 to these consolidated financial statements present contributive amounts consolidated in the IFRS financial statements for those entities that are accounted for using the equity method under US GAAP.

Related party transactions

Related party transactions in the ordinary course of business with those entities that are accounted for using the equity method under US GAAP (using the proportionate method under IFRS) are not significant. Such amounts have been eliminated in the IFRS financial statements as intercompany transactions, on the basis of the Group’s interest in the entities involved.

(b)	Presentation of minority interests

Under IFRS, minority interests are presented within equity, but separate from the parent shareholders’ equity. In contrast, US GAAP requires minority interests to be presented outside equity, between liabilities and equity.

(c)	Deferred tax assets and liabilities

Deferred taxes are presented within non-current assets and liabilities under IFRS and as current or non-current under US GAAP based on the classification for financial reporting of the related asset or liability or the timing of the expected reversal thereof if the deferred tax amounts do not relate to an asset or liability.

(d)	Intangible assets

Under IFRS, mineral rights are classified as “Intangible assets”. In accordance with EITF 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets”, mineral rights should also be reclassified to quarries, within tangible assets, for purposes of US GAAP.

(e)	Put options on shares of subsidiaries

Note 2(r).4) to these consolidated financial statements describes the Group’s accounting treatment under IFRS related to put options on the shares of its subsidiaries. The Group records the face value of the put as debt in the IFRS balance sheet in the line-item “put options on shares of subsidiaries” by (1) reclassifying the carrying value of the underlying minority interests and (2) recording goodwill in an amount equal to the difference between the carrying value of minority interests previously reclassified and the value of the debt.

Under US GAAP, written put options that require the Group to physically settle the commitment if exercised by the holder are recognized as liabilities on the balance sheet, at the fair value of these instruments and marked to market through earnings. The financial liability recorded under IFRS and the related adjustments to minority interest and goodwill described above are eliminated for US GAAP purposes.

(f)	Securitization arrangement

The Group was involved in two major receivable securitization programs (in France and in the United States) to provide a cost-effective source of working capital and short-term financing. Under the programs, the subsidiaries agree to sell, on a revolving basis, certain of their accounts receivable. Under the terms of the arrangements, the subsidiaries involved in these programs do not maintain control over the assets sold and there is neither entitlement nor obligation to repurchase the sold receivables. In these agreements, the purchaser of receivables holds a subordinated retained interest in the receivables not sold to third parties as usually granted in similar commercial transactions. Consequently, the receivables securitization transactions have been accounted for under US GAAP as sales (with the subordinated interest being classified as long-term financial asset) and as a result, the related receivables and debt have been excluded from the consolidated balance sheets.

Under revised IAS 39, which the Group has applied for the purpose of its transition to IFRS effective January 1, 2004, financial assets can be derecognized only if substantially all risks and rewards attached to the assets have been transferred. The subordinated retained interest held by the purchaser in the receivables not sold to third parties represents a breach in the transfer of all risks and rewards. As a consequence, these accounts receivable have not been derecognized in the IFRS consolidated balance sheets and these transactions are treated as secured financings.

(g)	Cumulative translation adjustments

As described in Note 2(d) to these consolidated financial statements, the Group, as permitted by IFRS 1, elected to “reset to zero” previous cumulative translation

PAGE F-80  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

differences arising from the translation into euros of foreign subsidiaries’ financial statements denominated in a foreign currency. The amount of 2,335 million euros recorded in the Previous GAAP accounts at January 1, 2004 has thus been reclassified to retained earnings as of January 1, 2004. This reclassification has no impact on consolidated shareholders’ equity. For US GAAP purposes, this reclassification has been reversed in order to maintain historical amounts of cumulative translation adjustments. Translation adjustments recorded prior to January 1, 2004 will therefore generate a difference between IFRS and US GAAP in the calculation of gains and losses arising from future disposal of consolidated subsidiaries, joint-venture and associates.

(h)	Discontinued operations

As described in Note 2(x) to these consolidated financial statements, the operating results of a component of an entity that either has been disposed of or is classified as held for sale if certain criteria are met are presented separately as discontinued operations, a single net amount, in the consolidated statement of income even if the Group retains or will retain a significant influence over the component upon its disposition. US GAAP precludes the presentation of these results as discontinued operations in the statement of income if the Group retains a significant influence over the component after its disposition. Accordingly, the results of the roofing division, presented as discontinued operations for IFRS purposes, have been presented as a component of the Group’s continuing operating results as the Group will retain a 35% ownership interest in these operations after their disposition.

(i)	Other

The presentation of the subtotal of “Operating income before capital gains, impairment, restructuring and other” is not in accordance with US GAAP and, accordingly, has been excluded from the summarized statements of income according to US GAAP contained herein.

8.	Recently issued accounting pronouncements

In February 2007, Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement requires a business entity to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. An entity may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. This statement is effective for the Group as of January 1, 2008. The Group is currently evaluating the impact of adopting SFAS 159.

In September 2006, the FASB issued Statement No. 157 “Fair Value Measurements” which defines fair value and establishes a framework for measuring fair value. SFAS 157 does not impose fair value measurement on items not already accounted for at fair value; rather it applies, with certain exceptions, to other accounting pronouncements that either require or permit fait value measurement. SFAS 157 is effective for the Group for the year ending December 31, 2008. The Group is currently evaluating the impact of adopting SFAS 157.

In July 2006, the FASB issued Interpretation No. 48 “Accounting Uncertainty in Income Taxes” an interpretation of FASB Statement No.109 (“FIN 48”), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarified the accounting for income taxes by prescribing a recognition threshold (“more–likely-than-not to be sustained upon examination by taxing authorities) and a measurement attribute (largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement) for the financial statement recognition and measurement of tax positions taken of expected to be taken in a tax return. FIN 48 will become effective for the Group on January 1, 2007. The Group is currently evaluating the impact of adopting FIN 48.

In September 2006, the FASB issued FASB Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This FSP prohibits the use of the accrual-in-advance method of accounting for planned major maintenance activities. The guidance in this FSP becomes effective for the Group on January 1, 2007. The Group is currently evaluating the impact of adopting this FSP.

Note 37	- Reconciliation of IFRS to US GAAP

The following is a summary reconciliation of net income as reported in the consolidated statements of income to net income as adjusted for the approximate effects of the application of US GAAP for the years ended December 31, 2006, 2005 and 2004 and shareholders’ equity, as reported in the consolidated balance sheets to shareholders’ equity as adjusted for the approximate effects of the application of US GAAP at December 31 2006, 2005 and 2004.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-81

Back to Contents
(a)	Reconciliation of net income

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

NET INCOME AS REPORTED IN THE CONSOLIDATED STATEMENTS OF INCOME	1,589	1,424	1,334

(less) Minority interests	(217)	(328)	(288)

NET INCOME – GROUP SHARE	1,372	1,096	1,046

1 - Business combinations	(28)	74	10
2 - Pension obligations	(67)	(85)	(83)
3 - Deferred income taxes	(19)	(42)	(11)
4 - Stock based compensation and employee stock plans	(1)	14	13
5 - Restructuring	44	—	—
6 - Other items	(8)	20	(16)

TOTAL US GAAP ADJUSTMENTS BEFORE INCOME TAX AND MINORITY INTERESTS	(79)	(19)	(87)

Tax effects of the above US GAAP adjustments	26	20	23
Minority interests on the above US GAAP adjustments, net of taxes	(20)	—	5

NET INCOME - GROUP SHARE ACCORDING TO US GAAP	1,299	1,097	987

(b)	Summarized Statements of income according to US GAAP

For purposes of presenting summarized consolidated statements of income for the years ended December 31, 2006, 2005 and 2004 consistent with US GAAP, the Group has reflected the financial statement impact of the above reconciling items between IFRS and US GAAP presented in the above mentioned notes.

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Revenue	17,463	15,104	13,371
Operating income	2,517	2,052	1,811
Minority interests	(222)	(311)	(241)

NET INCOME - GROUP SHARE	1,299	1,097	987

PAGE F-82  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents
(c)	Earnings per share according to US GAAP

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

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004 prepared in accordance with US GAAP are as follows:

	YEARS ENDED DECEMBER 31,

	2006	2005	2004

NUMERATOR (IN MILLION EUROS)
NET EARNINGS — BASIC EARNINGS PER SHARE	1,299	1,097	987

Interest expense on convertible debt (“OCEANE”)	—	15	30

NET EARNINGS — DILUTED EARNINGS PER SHARE	1,299	1,112	1,017

DENOMINATOR (IN THOUSANDS)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING — BASIC	174,543	171,491	167,204

Weighed average of dilutive effect of:
— Stock options	2,308	590	575
— Assumed conversion of convertible debt (“OCEANE”)	—	8,135	10,769

TOTAL POTENTIAL DILUTIVE SHARES	2,308	8,725	11,344

Weighed average number of shares outstanding — fully diluted	176,851	180,216	178,548

BASIC EARNINGS PER SHARE (EUROS)	7.44	6.40	5.90

DILUTED EARNINGS PER SHARE (EUROS)	7.35	6.17	5.70

For purposes of computing diluted earnings per share 3,267, and 4,727 thousand stock options were excluded from the calculation, for 2005 and 2004, respectively, as the effect of including such options would have been anti-dilutive. In 2006 no stock options were excluded from the calculation.

(d)	Reconciliation of shareholders’ equity

	AT DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

EQUITY AS REPORTED IN THE CONSOLIDATED BALANCE SHEETS	11,794	12,329	9,901

(less) Minority interests	(1,391)	(2,571)	(2,119)

SHAREHOLDERS’ EQUITY – PARENT COMPANY	10,403	9,758	7,782

1 — Business combinations	370	243	136
2 — Pension obligations	(179)	763	477
3 — Income taxes	(38)	(26)	(14)
4 — Stock based compensation and employee stock plans	(3)	(13)
5 — Restructuring	43
6 — Other items	(72)	(8)	(47)

TOTAL US GAAP ADJUSTMENTS BEFORE INCOME TAX AND MINORITY INTERESTS	121	959	552

Tax effects of the above US GAAP adjustments	(92)	(232)	(108)
Minority interests on the above US GAAP adjustments, net of taxes	78	38	35

SHAREHOLDERS’ EQUITY ACCORDING TO US GAAP	10,510	10,523	8,261

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-83

Back to Contents

The information below discloses the items affecting shareholders’ equity under US GAAP.

(MILLION EUROS)	2006	2005	2004

BALANCE AT JANUARY 1,	10,523	8,261	7,500

Net income - Group share	1,299	1,097	987
Dividends paid	(447)	(408)	(383)
Issuance of common stock (dividend reinvestment plan)	—	248	207
Exercise of stock options	48	22	10
Employee stock purchase plan	—	33	—
Purchase (sale) of treasury shares	26	4	2
Deferred stock based compensation	60	10	4
Employee stock purchase loans	10	(13)	7
Changes in other comprehensive income	165	299	85
Adoption of new accounting principles	(640)
Changes in translation adjustments	(534)	970	(158)

BALANCE AT DECEMBER 31,	10,510	10,523	8,261

(e)	Comprehensive income for the years ended December 31, 2006, 2005 and 2004 under US GAAP

Under US GAAP, comprehensive income is the term used to define all non-owner changes in shareholders’ equity. Comprehensive income includes, in addition to net income, net unrealized gains and losses arising during the period on available for sale securities, movements in cumulative translation adjustments and additional minimum pension liability.

	YEARS ENDED DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

NET INCOME - GROUP SHARE	1,299	1,097	987

Net unrealized gain (loss) on available for sale securities, net of income taxes	147	28	5
Net unrealized gain (loss) on derivative instruments, net of income taxes	(7)	10	39
Additional minimum pension liability adjustment, net of income taxes	25	261	41
Changes in cumulative translation adjustments	(534)	970	(158)

COMPREHENSIVE INCOME (LOSS) FOR THE YEAR ENDED DECEMBER 31,	930	2,366	914

PAGE F-84  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents
(f)	Summarized Balance sheets according to US GAAP

For purposes of presenting summarized consolidated balance sheets at December 31, 2006, 2005 and 2004 in a format consistent with US GAAP, the Group has reflected the financial statement impact of the reconciling items between IFRS and US GAAP presented in the above mentioned notes.

	AT DECEMBER 31,

(MILLION EUROS)	2006	2005	2004

Assets held for sale	2,707	—	—
Cash and cash equivalents	914	1,529	1,344
Accounts receivable-trade, net	2,305	2,296	1,878
Other receivables	1,150	943	836
Inventories	1,522	1,748	1,395
Deferred taxes – current portion	38	38	45
Goodwill	6,986	6,485	5,909
Intangible assets, net	147	241	54
Property, plant and equipment, net	10,703	11,182	9,861
Investments in associates	1,216	1,506	1,436
Other financial assets	968	1,201	815
Deferred taxes	183	218	54

TOTAL ASSETS	28,839	27,387	23,627

Liabilities associated with assets held for sale	793	—	—
Accounts payable-trade	1,499	1,582	1,284
Other payables	1,720	1,691	1,398
Short-term bank borrowings and current portion of long-term debt	1,160	1,523	1,053
Deferred taxes	663	707	500
Pension liability	1,206	1,100	1,022
Provisions	925	1,060	989
Long-term debt	9,054	6,676	6,876
Minority interests	1,309	2,525	2,244
Shareholders’ equity	10,510	10,523	8,261

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	28,839	27,387	23,627

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-85

Back to Contents
Note 38 -	List of Significant Subsidiaries at December 31, 2006

								CONSOLIDATION METHOD

COMPANIES	COUNTRIES	CEMENT	AGGREGATES & CONCRETE	ROOFING	GYPSUM	OTHERS	OWNERSHIP %	IFRS	US GAAP

Lafarge Plasterboard Pty Ltd	Australia				•		100.00	Full	Full
Lafarge Perlmooser AG	Austria	•	•				100.00	Full	Full
Schiedel AG	Austria			•			100.00	Full	Full
Lafarge Surma Cement Limited	Bangladesh	•					29.44	Proportionate	Equity
Central Béton LTDA	Brazil		•				90.08	Full	Full
Cimento Maua SA	Brazil	•					90.84	Full	Full
Lafarge Brazil S.A	Brazil	•	•				90.09	Full	Full
Cimenteries du Cameroun	Cameroon	•					54.73	Full	Full
Lafarge Canada Inc.	Canada	•	•		•		100.00	Full	Full
Empresas Melon SA	Chile	•	•			Mortars	84.14	Full	Full
Hormigones Premix S.A.	Chile		•				84.14	Full	Full
Lafarge Chongqing Cement Co. Ltd.	China	•					38.82	Proportionate	Equity
Lafarge Dujiangyan Cement Company Limited	China	•					41.25	Proportionate	Equity
Lafarge Shui On (Beijing) Technical Services CO. Ltd.	China	•					55.00	Proportionate	Equity
Yunnan Shui On Building Materials Investment CO. Ltd (Yunnan Dongjun Cement)	China	•					44.00	Proportionate	Equity
Lafarge Cement AS	Czech Republic	•	•				97.11	Full	Full
Lafarge Roofing A/S	Denmark			•			100.00	Full	Full
Lafarge Cementos	Ecuador	•					98.57	Full	Full
Alexandria portland Cement Company SAE	Egypt	•					49.06	Proportionate	Equity
Beni Suef Cement Company	Egypt	•					49.95	Proportionate	Equity
Blue Circle (Egypt) S.A.E.	Egypt	•					49.22	Proportionate	Equity
Béton Chantiers Aquitaine	France		•				100.00	Full	Full
Béton Chantiers de Bretagne	France		•				58.28	Full	Full
Béton Chantiers de l’Ouest	France		•				100.00	Full	Full
Béton Chantiers Languedoc Roussillon	France		•				100.00	Full	Full
Béton Chantiers Côte d’Azur	France		•				100.00	Full	Full
Béton Chantiers Prêt	France		•				99.97	Full	Full
Béton Chantiers Provence	France		•				100.00	Full	Full

PAGE F-86  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

								CONSOLIDATION METHOD

COMPANIES	COUNTRIES	CEMENT	AGGREGATES & CONCRETE	ROOFING	GYPSUM	OTHERS	OWNERSHIP %	IFRS	US GAAP

Béton Chantiers Rhône Auvergne	France		•				100.00	Full	Full
Béton Chantiers Toulouse	France		•				100.00	Full	Full
Béton de Paris	France		•				100.00	Full	Full
Carrières de l’Estuaire	France		•				100.00	Full	Full
Compagnie des Sablières de la Seine	France		•				100.00	Full	Full
Docks des Cimenteries Réunies	France		•				100.00	Full	Full
Granulats Bourgogne Auvergne	France		•				100.00	Full	Full
Granulats du Midi	France		•				100.00	Full	Full
Lafarge Bétons Pays de Loire	France		•				100.00	Full	Full
Lafarge Ciments	France	•					100.00	Full	Full
Lafarge Couverture	France			•			100.00	Full	Full
Lafarge CRIC	France	•					82.92	Full	Full
Lafarge Plâtres	France				•		99.97	Full	Full
Lafarge SOBEX	France		•				93.94	Full	Full
Rhône Durance Granulats	France		•				100.00	Full	Full
Société des Ciments Antillais	France	•	•				69.44	Full	Full
Lafarge Dachsysteme GmbH	Germany			•			100.00	Full	Full
Lafarge Gips GmbH	Germany				•		100.00	Full	Full
Lafarge Zement Karsdorf GmbH	Germany	•					100.00	Full	Full
Lafarge Zement Wössingen GmbH	Germany	•					100.00	Full	Full
Ruppkeramik GmbH	Germany			•			100.00	Full	Full
Schiedel GmbH & Co.	Germany			•			100.00	Full	Full
Heracles General Cement Company S.A.	Greece	•					53.14	Full	Full
Lafarge Beton Industrial Commercial S.A.	Greece		•				53.14	Full	Full
Lafarge Incehsa S.A. de CV	Honduras	•					52.80	Full	Full
Lafarge India PVT Limited	India	•					94.38	Full	Full
P.T. Semen Andalas Indonesia	Indonesia	•					100.00	Full	Full
Lafarge Plasterboard (Ireland) Limited	Ireland				•		100.00	Full	Full
Lafarge Adriasebina S.R.L.	Italy	•	•				99.62	Full	Full
Lafarge Gessi S.P.A.	Italy				•		99.70	Full	Full
Lafarge Roofing S.P.A.	Italy			•			99.62	Full	Full
Jordan Cement Factories Company PSC	Jordan	•					48.60	Full (1)	Full

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-87

Back to Contents

								CONSOLIDATION METHOD

COMPANIES	COUNTRIES	CEMENT	AGGREGATES & CONCRETE	ROOFING	GYPSUM	OTHERS	OWNERSHIP %	IFRS	US GAAP

Bamburi Cement Ltd	Kenya	•					58.64	Full	Full
Lafarge Halla Cement Corporation	Korea	•					71.47	Full	Full
Lafarge Plasterboard System Co. Ltd	Korea				•		50.00	Proportionate	Equity
Associated Pan Malaysia Cement Sdn Bhd	Malaysia	•					62.15	Full	Full
Kedah Cement Holdings Berhad	Malaysia	•					62.15	Full	Full
Lafarge Malayan Cement Berhad	Malaysia	•					62.15	Full	Full
SPMS Ciment	Malaysia	•	•				62.15	Full	Full
Lafarge Cementos S.A. de C.V.	Mexico	•					90.09	Full	Full
Ciment Rezina Moldova	Moldavia	•					93.44	Full	Full
Lafarge Ciments	Morocco	•					34.93	Proportionate	Equity
Lafarge Dakprodukten B.V.	Netherlands			•			100.00	Full	Full
Lafarge Gips BV	Netherlands				•		100.00	Full	Full
Ashakacem PLC	Nigeria	•					50.11	Full	Full
Atlas Cement Company Ltd	Nigeria	•					100.00	Full	Full
West African Portland Cement PLC	Nigeria	•					59.95	Full	Full
Lafarge Roofing AS	Norway			•			100.00	Full	Full
Lafarge Philippines	Philippines	•					100.00	Full	Full
Lafarge Béton SP Z.O.O.	Poland		•				100.00	Full	Full
Lafarge Cement S.A.	Poland	•					100.00	Full	Full
Lafarge Dachy SP. Z O.O.	Poland			•			100.00	Full	Full
Lafarge Gips SP. Z O.O.	Poland				•		100.00	Full	Full
Lafarge Kruszywa SP. Z.O.O.	Poland		•				100.00	Full	Full
Betecna S.P.G.S., S.A.	Portugal		•				99.62	Full	Full
Lafarge Agregate Betoane	Romania		•				65.86	Full	Full
Lafarge Ciment (Romania)	Romania	•	•				77.81	Full	Full
JSC Voskresenskcement	Russia	•					87.92	Full	Full
OAO Uralcement	Russia	•					91.71	Full	Full
Lafarge Beocinska Fabrika Cementa	Serbia-Montenegro	•					42.18	Full (2)	Full
LMCB Holding Pte Ltd	Singapore	•					62.15	Full	Full
Lafarge Cement D.D.	Slovenia	•					55.92	Full	Full
Lafarge Cementos S.A.	Spain	•	•				99.62	Full	Full
Lafarge Aridos y Hormigones	Spain		•				99.62	Full	Full
Lafarge Mahawelli Cement (Private) Limited	Sri Lanka	•					85.00	Full	Full
Ash Ressources (Pty) Ltd	South Africa	•					75.00	Full	Full
Lafarge Aggregates South Africa (Pty) Ltd	South Africa		•				100.00	Full	Full

PAGE F-88  |  ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

								CONSOLIDATION METHOD

COMPANIES	COUNTRIES	CEMENT	AGGREGATES & CONCRETE	ROOFING	GYPSUM	OTHERS	OWNERSHIP %	IFRS	US GAAP

Lafarge Gypsum (Pty) Ltd (ex Western Hills)	South Africa				•		100.00	Full	Full
Lafarge Roofing (Pty) Ltd	South Africa			•			100.00	Full	Full
Lafarge South Africa (Pty) Ltd	South Africa	•	•				100.00	Full	Full
Lafarge Roofing AB	Sweden			•			100.00	Full	Full
Cementia Trading AG	Switzerland	•					100.00	Full	Full
Marine Cement AG/LTD	Switzerland	•					100.00	Full	Full
Mbeya Cement Company Limited	Tanzania	•					62.76	Full	Full
Lafarge Aslan Cimento A.S.	Turkey	•	•				96.72	Full	Full
Lafarge Béton Anonim Sirketi	Turkey		•				99.85	Full	Full
Ybitas Lafarge Orta Anadolou Cimento Sanayi ve Ticaret A.S.	Turkey		•				49.92	Proportionate	Equity
Hima Cement Ltd.	Uganda	•					71.01	Full	Full
OJSC Mykolaivcement	Ukraine	•					99.26	Full	Full
Blue Circle Ebbsfleet Limited	United Kingdom					Real Estate	99.91	Full	Full
Blue Circle Industries Plc	United Kingdom	•					99.91	Full	Full
Lafarge Aggregates Ltd	United Kingdom		•				100.00	Full	Full
Lafarge Plasterboard Ltd	United Kingdom				•		100.00	Full	Full
Redland Readymix Holdings Limited	United Kingdom		•				100.00	Full	Full
Redland Roofing Systems Limited	United Kingdom			•			100.00	Full	Full
Blue Circle North America Inc.	USA	•	•				99.91	Full	Full
Lafarge North America Inc.	USA	•	•		•		100.00	Full	Full
Monier Lifetile LLC	USA			•			50.00	Proportionate	Equity
CA Fabrica Nacional de Cementos SACA	Venezuela	•	•				62.00	Full	Full
Chilanga Cement Plc.	Zambia	•					84.00	Full	Full
______________
(1)

Although the Group does not own more than half of the equity shares of Jordan Cement Factories it has the power to appoint and remove the majority of the board of directors, which controls the entity. Consequently it is controlled by the Group and is consolidated in these financial statements.

(2)

Although the Group does not own more than half of the equity shares, Beocinska is a majority-owned subsidiary of Lafarge BFC Investment GmbH, which is in turn a majority-owned subsidiary of the Group. As a result, Beocinska is included within the Group’s scope of consolidation.

LAFARGE  |  ANNUAL REPORT ON FORM 20-F 2006  |  PAGE F-89

Back to Contents

Cross-Reference to Form 20-F Items

ITEM	TITLE		LOCATION IN THIS REPORT	PAGE

1	IDENTITY OF DIRECTORS	N/A	—

2	OFFER STATISTICS	N/A	—

3	KEY INFORMATION
3A	Selected financial data	1.	Selected financial data
3B	Capitalization and indebtedness	N/A	—
3C	Reasons for the offer	N/A	—
3D	Risk factors	2.	Risk factors

4	INFORMATION ON THE COMPANY
4A	History and development	3.1	Group history and evolution
		3.2	Investments
4B	Business overview	3.	Information on Lafarge
		3.3	Business description
4C	Organizational structure	3.4	Organizational structure
4C	List of significant subsidiaries	Note 38	List of significant subsidiaries at December 31, 2006
4D	Property, plant and equipment	3.3	Business description
		3.2	Investments
		3.5	Environment

5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5A	Operating results	4	Operating and financial review and prospects
		4.1	Overview
		4.2	Results of operations for the years ended December 31, 2006 and 2005
		4.3	Results of operations for the years ended December 31, 2005 and 2004
5B	Liquidity and capital resources	4.4	Liquidity and capital resources
5C	Research and development	4.7	Research and development
5D	Trend information	4.8	Trend information
5E	Off-balance sheet arrangements	none	—
5F	Tabular disclosure of contractual obligations	4.5	Contractual and contingent commitments

6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	Directors and senior management	5.1	Board of Directors
		5.2	Executive officers
	Compensation	5.3	Compensation
		5.5	Management share ownership and options
6C	Board practices	5.4	Board and committees rules and practices
6D	Employees	5.6	Employees
6E	Share ownership	5.5	Management share ownership and options
		5.7	Employee share ownership

7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A	Major shareholders	6.	Major shareholders
7B	Related party transactions	Note 31	Related Party Transactions
7C	Interests of experts and counsel	N/A

8	FINANCIAL INFORMATION	—	CONSOLIDATED FINANCIAL STATEMENTS
8A	Consolidated Statements and Other Financial Information
		Note 30	Legal and arbitration proceedings
		Note 20	Shareholders’ Equity - parent company
8B	Significant changes	Note 35	Subsequent events

ANNUAL REPORT ON FORM 20-F 2006  |  LAFARGE

Back to Contents

ITEM	TITLE		LOCATION IN THIS REPORT	PAGE

9	THE OFFER AND LISTING
9A	Listing details	7.1	Listing details
9B	Plan of distribution	N/A
9C	Markets	7.2	Markets
9D	Selling shareholders	N/A
9E	Dilution	N/A
9F	Expenses of the issue	N/A

10	ADDITIONAL INFORMATION
10A	Share capital	8.1	Share Capital
10B	Memorandum and articles of association	8.2	Articles of association (statuts)
10C	Material contracts	8.4	Material contracts
10D	Exchange controls	8.3	Exchange controls
10E	Taxation	8.5	Taxation
10F	Dividends and paying agents	N/A
10G	Statement by experts	N/A
10H	Documents on display	8.6	Documents on display

11	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	4.6	MARKET RISKS

12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	N/A

13	DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES	NONE

14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS	NONE

15	CONTROLS AND PROCEDURES	9.	CONTROLS AND PROCEDURES

16	[RESERVED]
16A	Audit committee financial expert	5.1	Board of Directors / Independent Directors
16B	Code of ethics	5.4	Board and Committees rules and practices / Code of ethics
16C	Principal accountant fees and services	10.2	Auditors’ fees and services
16D	Exemptions from the listings standards for audit committees	N/A
16E	Purchases of equity securities by the issuer and affiliated purchaser	none

17	FINANCIAL STATEMENTS	N/A

18	FINANCIAL STATEMENTS	—	CONSOLIDATED FINANCIAL STATEMENTS

19	EXHIBITS	—	EXHIBITS

This Annual Report on Form 20-F is printed on a 100 % certified PEFC and FSC paper,

acid-free, recyclable and biodegradable and paper certified ISO 9001 and 14001.

The Imprim’vert label is awarded for printers implementing industrial strategies on environmental protection.

© Lafarge – March 2007

Conception : Direction financière LAFARGE / Création : Direction de la communication LAFARGE – \TEXTUEL

Édition :

8, rue Lantiez, 75017 Paris